Form 20-F
period 2020-12-31
CELESTICA INC
filed 2021-03-15
CIK 1030894

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________________________
FORM 20-F

☐  Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2020
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

110,450,723	Subordinate Voting Shares	0	Preference Shares
18,600,193	Multiple Voting Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the statements included in this filing:
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

ii

Part I.
        In this Annual Report on Form 20-F for the year ended December 31, 2020 (referred to herein as "this Annual Report"), "Celestica," the "Corporation," the "Company," "we," "us" and "our" refer to Celestica Inc. and its subsidiaries.
        In this Annual Report, the United States is referred to as the "U.S.", and all dollar amounts are expressed in U.S. dollars, except where we state otherwise. All references to "U.S.$" or "$" are to U.S. dollars and all references to "C$" are to Canadian dollars. Unless we indicate otherwise, any reference in this Annual Report to a conversion between U.S.$ and C$ is a conversion at the average of the exchange rates in effect for the year ended December 31, 2020. During that period, based on the relevant noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Board of Governors of the U.S. Federal Reserve Bank, the average daily exchange rate was U.S.$1.00 = C$1.3422.
        Unless we indicate otherwise, all information in this Annual Report is stated as of February 22, 2021.
Forward-Looking Statements
Item 3(D), "Key Information — Risk Factors," Item 4, "Information on the Company," Item 5, "Operating and Financial Review and Prospects" and other sections of this Annual Report contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the U.S. Securities Act, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the U.S. Exchange Act, and forward-looking information within the meaning of applicable Canadian securities laws (collectively, forward-looking statements), including, without limitation, statements related to: anticipated and potential adverse impacts resulting from coronavirus disease 2019 and related mutations (COVID-19); our priorities, intended areas of focus, targets, objectives and goals (including, but not limited to, those set forth under the caption "Celestica's Strategy" in Item 4(B), and the captions "Operating Goals and Priorities" and "Our Strategy" in Item 5, "Operating and Financial Review and Prospects"); trends in the electronics manufacturing services (EMS) industry and our segments (including the components thereof), and their anticipated impact; the anticipated impact of specified adverse market conditions in each of our segments (and/or component businesses) and near-term expectations (positive and negative); anticipated restructuring actions; the funding of our restructuring provision; the anticipated annualized impact of disengagements related to our Connectivity & Cloud Solutions segment portfolio review (CCS Review); our anticipated financial and/or operating results; our growth and diversification strategies and plans (and potential hindrances thereto); our credit risk; the anticipated impact of program wins, transfers, losses or disengagements; anticipated expenses, capital expenditures and other working capital requirements and contractual obligations; our intended repatriation of certain undistributed earnings from foreign subsidiaries; the relocation of our Hong Kong data center; diversity and inclusion; the potential impact of tax and litigation outcomes; our anticipated ability to use certain net operating losses; intended investments in our business and associated risks; the potential impact of the pace of technological changes, customer outsourcing, program transfers, and the global economic environment; expectations with respect to cash deposits; the intended method of funding subordinate voting share (SVS) repurchases; materials constraints; the lease for our temporary and new corporate headquarters; a new Atrenne Integrated Solutions, Inc. (Atrenne) site; Toronto transition costs; the impact of our outstanding indebtedness; liquidity and the sufficiency of our capital resources; our intention (when in our discretion) to settle outstanding equity awards with SVS; our financial statement estimates and assumptions; recently-issued accounting pronouncements and amendments; the potential impact of price reductions and longer payment terms; our compliance with covenants under our credit facility; the potential adverse impacts of events outside of our control, including, among others: Britain's departure from the European Union (Brexit), policies or legislation instituted or proposed by the former or new administration in the U.S., uncertainty surrounding the impact of the new administration in the U.S.; recent tariffs on items imported into the U.S. and related countermeasures, and/or the impact of, in addition to COVID-19, other widespread illness or disease (External Events); mandatory prepayments under our credit facility; interest rates; pension plan funding requirements and the impact of annuity purchases; our income tax incentives; the anticipated impact of COVID-19-related government relief measures; our intention to submit claims for, and the anticipated receipt of, COVID-19-related government subsidies, grants or credits (COVID Subsidies); accounts payable cash flow levels; sales under our accounts receivable sales program; internal relocation costs; our cash generating units with goodwill; our future warranty obligations; our expectations with respect to cybersecurity threats; our intentions with respect to environmental assessments for newly-leased or acquired properties; our expectations with respect to expiring leases; anticipated insignificant hedge ineffectiveness of our interest rate swap agreements; the pay-for-performance alignment of our executive compensation program; our intention to retain earnings for general corporate purposes; and costs in connection with our pursuit of acquisitions and strategic transactions. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "continues," "project," "potential," "possible," "contemplate," "seek," or similar expressions, or may employ such future or conditional verbs as "may," "might," "will," "could," "should" or "would," or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, where applicable, and applicable Canadian securities laws.

Forward-looking statements are provided to assist readers in understanding management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, as is described in more detail in Item 3(D), Key Information — Risk Factors and elsewhere in this Annual Report, risks related to:
•customer and segment concentration;
•challenges of replacing revenue from completed, lost or non-renewed programs or customer disengagements;
•our customers' ability to compete and succeed using our products and services;
•price, margin pressures, and other competitive factors and adverse market conditions affecting, and the highly competitive nature of, the EMS industry in general and our segments in particular (including the risk that anticipated market improvements do not materialize);
•changes in our mix of customers and/or the types of products or services we provide, including negative impacts of higher concentrations of lower margin programs;
•the cyclical and volatile nature of our semiconductor business;
•delays in the delivery and availability of components, services and materials;
•managing changes in customer demand;
•rapidly evolving and changing technologies, and changes in our customers' business or outsourcing strategies;
•the expansion or consolidation of our operations;
•volatility in the commercial aerospace industry;
•the inability to maintain adequate utilization of our workforce;
•the nature of the display market;
•defects or deficiencies in our products, services or designs;
•integrating and achieving the anticipated benefits from acquisitions and "operate-in-place" arrangements;
•compliance with customer-driven policies and standards, and third-party certification requirements;
•challenges associated with new customers or programs, or the provision of new services;
•the impact of our restructuring actions and/or productivity initiatives, including a failure to achieve anticipated benefits from actions associated with our CCS Review (including our disengagement from programs with Cisco Systems, Inc. (Cisco Disengagement);
•negative impacts on our business resulting from outstanding third-party indebtedness;
•the incurrence of future restructuring charges, impairment charges, other write-downs of assets or operating losses;
•managing our business during uncertain market, political and economic conditions, including among others, geopolitical and other risks associated with our international operations, including military actions, protectionism and reactive countermeasures, economic or other sanctions or trade barriers;
•disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of External Events;

•the scope, duration and impact of the COVID-19 pandemic, including its severe, prolonged and continuing adverse impact on the commercial aerospace industry due to quarantines, travel restrictions, business curtailments, resurgences and mutations of the virus and safety concerns;
•changes to our operating model;
•changing commodity, materials and component costs as well as labor costs and conditions;
•execution and quality issues (including our ability to successfully resolve these challenges);
•non-performance by counterparties;
•maintaining sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities;
•negative impacts on our business resulting from any significant uses of cash, securities issuances, and/or additional increases in third-party indebtedness (including as a result of an inability to sell desired amounts under our uncommitted accounts receivable sales program);
•foreign currency volatility;
•our global operations and supply chain;
•competitive bid selection processes;
•customer relationships with emerging companies;
•recruiting or retaining skilled talent;
•our dependence on industries affected by rapid technological change;
•our ability to adequately protect intellectual property and confidential information;
•increasing taxes, tax audits, and challenges of defending our tax positions;
•obtaining, renewing or meeting the conditions of tax incentives and credits;
•computer viruses, malware, hacking attempts or outages that may disrupt our operations;
•the inability to prevent or detect all errors or fraud;
•the variability of revenue and operating results;
•unanticipated disruptions to our cash flows;
•compliance with applicable laws, regulations, and government subsidies, grants or credits;
•the management of our information technology systems;
•our pension and other benefit plan obligations;
•failure to qualify for and/or collect anticipated COVID Subsidies;
•changes in accounting judgments, estimates and assumptions;
•our ability to maintain compliance with applicable credit facility covenants;
•interest rate fluctuations and changes to LIBOR;
•deterioration in financial markets or the macro-economic environment;
•our credit rating;
•the interest of our controlling shareholder;

•current or future litigation, governmental actions, and/or changes in legislation or accounting standards;
•negative publicity; and
•our ability to achieve our environmental, social and governance (ESG) initiative goals, including with respect to climate change.
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
Our forward-looking statements contained in this Annual Report are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include those related to the following:
•the scope and duration of the COVID-19 pandemic and its impact on our sites, customers and supply chain;

•our ability to qualify for specified COVID Subsidies;
•fluctuation of production schedules from our customers in terms of volume and mix of products or services;
•the timing and execution of, and investments associated with, ramping new business;
•the success of our customers' products;
•our ability to retain programs and customers;
•the stability of general economic and market conditions, currency exchange rates and interest rates;
•supplier performance, pricing and terms;
•compliance by third parties with their contractual obligations and the accuracy of their representations and warranties;
•the costs and availability of components, materials, services, equipment, labor, energy and transportation;
•that our customers will retain liability for recently-imposed tariffs and countermeasures;
•global tax legislation changes;
•our ability to keep pace with rapidly changing technological developments;
•the timing, execution and effect of restructuring actions;
•the successful resolution of quality issues that arise from time to time;
•our having sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities;
•the components of our leverage ratio (as defined in our credit facility);
•our ability to successfully diversify our customer base and develop new capabilities;
•the availability of cash resources for, and the permissibility under our credit facility of, repurchases of outstanding SVS under our current normal course issuer bid (NCIB), and compliance with applicable laws and regulations pertaining to NCIBs;
•the impact of actions associated with the CCS Review (including the Cisco Disengagement) on our business, and that we achieve the anticipated benefits therefrom;
•anticipated demand strength in certain of our businesses; and

•anticipated demand weakness in, and/or the impact of anticipated adverse market conditions on, certain of our businesses.

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

	Year ended December 31
	2016	2017	2018	2019	2020

	(in millions, except per share amounts)
Consolidated Statements of Operations Data(1):
Revenue(1)	$6,046.6	$6,142.7	$6,633.2	$5,888.3	$5,748.1
Cost of sales(1)	5,617.0	5,724.2	6,202.7	5,503.6	5,310.5
Gross profit(1)	429.6	418.5	430.5	384.7	437.6
Selling, general and administrative expenses (SG&A), including research and development(2)	236.0	229.4	247.8	255.7	260.6
Amortization of intangible assets	9.4	8.9	15.4	29.6	25.6
Other charges (recoveries)(3)	25.5	37.0	61.0	(49.9)	23.5
Earnings from operations(1)	158.7	143.2	106.3	149.3	127.9
Refund interest income(4)	(14.3)	—	—	—	—
Finance costs(5)	10.0	10.1	24.4	49.5	37.7
Earnings before income taxes(1)	163.0	133.1	81.9	99.8	90.2
Income tax expense (recovery)	24.7	27.6	(17.0)	29.5	29.6
Net earnings(1)	$138.3	$105.5	$98.9	$70.3	$60.6

Other Financial Data(1):
Basic earnings per share(1)	$0.98	$0.74	$0.71	$0.54	$0.47
Diluted earnings per share(1)	$0.96	$0.73	$0.70	$0.53	$0.47
Property, plant and equipment and computer software cash expenditures	$64.1	$102.6	$82.2	$80.5	$52.8
Shares used in computing per share amounts (in millions):
Basic	141.8	143.1	139.4	131.0	129.1
Diluted	143.9	145.2	140.6	131.8	129.1

	As of December 31
	2016	2017	2018	2019	2020
	(in millions)
Consolidated Balance Sheet Data(1)
Cash and cash equivalents	$557.2	$515.2	$422.0	$479.5	$463.8
Working capital(1)(6)	1,121.5	1,210.1	1,203.2	1,110.7	1,159.0
Property, plant and equipment	302.7	323.9	365.3	355.0	332.5
Right-of-use (ROU) assets (1)	—	—	—	104.1	101.0
Total assets(1)	2,841.9	2,964.2	3,737.7	3,560.7	3,664.1
Borrowings under credit facility(7)	227.5	187.5	757.3	592.3	470.4
Lease obligations(1)(7)	18.4	17.7	10.4	116.1	122.7
Capital stock	2,048.2	2,048.3	1,954.1	1,832.1	1,834.2
Total equity(1)	1,257.8	1,370.2	1,332.3	1,356.2	1,409.0
____________________________________

(1)Changes in accounting policies:
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
Effective January 1, 2018, we adopted IFRS 9, Financial Instruments ("IFRS 9"), which introduced a new model for the classification and measurement of financial assets, a single expected credit loss (ECL) model for the measurement of the impairment of financial assets, and a new model for hedge accounting that is aligned with a company's risk management activities. In connection with the adoption of IFRS 9, we also complied with the transitional rules of IAS 1, Presentation of Financial Statements and IFRS 7, Financial Instruments Disclosures. In accordance with the transitional provisions of the rule, we applied the changes of IFRS 9 retrospectively, with the exception of the hedge accounting policies, which we applied prospectively as required by the standard. The adoption of this standard did not result in any adjustments to our Consolidated Financial Statements.
Effective January 1, 2019, we adopted IFRS 16, Leases ("IFRS 16"), which brought most leases on-balance sheet for lessees under a single model. Commencing as of such date, we recognize ROU assets (representing our right to use such assets) and related lease obligations (representing related lease payment obligations) as of the applicable lease commencement date. In adopting this standard, we applied the modified retrospective approach, permitting us to recognize the cumulative effect of such adoption as an adjustment to our opening balance sheet as of January 1, 2019, without restatement of prior period comparative information. Upon initial adoption of IFRS 16, we recognized ROU assets of $111.5 million and related lease obligations of $112.0 million, and reduced our accrued liabilities by $0.5 million on our consolidated balance sheet as of January 1, 2019. There was no net impact on our deficit as of January 1, 2019. Prior to the adoption of IFRS 16, we recognized operating lease expenses on a straight-line basis over the lease term generally in cost of sales or SG&A in our consolidated statement of operations. There were no changes to our finance leases required by the adoption of IFRS 16. See note 2 to the Consolidated Financial Statements in Item 18.

Effective January 1, 2020, we adopted the amendments to IFRS 9 (Financial Instruments), IAS 39 (Financial Instruments: Recognition and Measurement), and IFRS 7 (Financial Instruments: Disclosures), representing phase one of the Interbank Offered Rates reform on financial reporting. The amendments did not have a significant impact on our disclosures or the amounts reported in our consolidated financial statements for the year ended December 31, 2020. See note 2 to the Consolidated Financial Statements in Item 18.

(2)SG&A expenses include research and development costs of $29.9 million in 2020, $28.4 million in 2019, $28.8 million in 2018, $26.2 million in 2017, and $24.9 million in 2016.
(3)Other charges in 2016 totaled $25.5 million, comprised of: (a) $31.9 million in restructuring charges, offset in part by (b) $6.4 million, consisting primarily of net legal recoveries.
Other charges in 2017 totaled $37.0 million, comprised of: (a) $28.9 million in restructuring charges, (b) a $1.9 million non-cash loss incurred on the purchase of pension annuities, (c) $1.6 million in transition costs relating to the relocation of our Toronto manufacturing operations, and (d) $4.6 million, primarily for acquisition-related costs and activities.
Other charges in 2018 totaled $61.0 million, comprised of: (a) $35.4 million in restructuring charges pertaining to our cost efficiency initiative, (b) $13.2 million in transition costs relating to the relocation of our Toronto manufacturing operations and corporate headquarters, (c) $1.2 million of accelerated amortization of unamortized deferred financing costs, and (d) $11.2 million, primarily for acquisition-related costs and activities. See note 16 to the Consolidated Financial Statements in Item 18.
Other charges (recoveries) in 2019 consisted of net recoveries of $49.9 million, comprised of: (a) $37.9 million in restructuring charges pertaining to our cost efficiency initiative, (b) $95.8 million in transition recoveries, consisting of the $102.0 million gain on the sale of our Toronto real property, offset in part by $3.8 million of related relocation costs, and $2.4 million of internal relocation costs pertaining to our Capital Equipment business, (c) $2.0 million in credit agreement-related waiver fees, (d) $4.1 million of post-employment benefit plan losses (non-cash), and (e) $3.9 million in acquisition-related costs and indemnification asset re-measurement costs, offset in part by $2.0 million in legal recoveries. See notes 7 and 16 to the Consolidated Financial Statements in Item 18.
Other charges in 2020 totaled $23.5 million, and were comprised of: (a) $25.8 million in restructuring charges, primarily in connection with the Cisco Disengagement and to adjust our cost base in response to shifting demand, due in part to the impact of COVID-19, and (b) $0.2 million of acquisition- related costs, offset in part by $2.5 million in legal recoveries. See note 16 to the Consolidated Financial Statements in Item 18.

(4)Refund interest income represents the refund of interest on cash then-held on account with tax authorities in connection with the resolution of certain previously-disputed tax matters in 2016.
(5)Finance costs consist of: interest expense and fees related to our credit facility (including debt issuance and related amortization costs), our interest rate swap agreements, our accounts receivable sales program, two customer supplier financing programs, and interest expense on our lease obligations, net of interest income earned. See notes 12 and 17 to the Consolidated Financial Statements in Item 18.
(6)Calculated as current assets less current liabilities.
(7)Borrowings under our credit facility exclude our lease obligations. Commencing in 2019, lease obligations include lease obligations under IFRS 16 (December 31, 2020 — $114.5 million; December 31, 2019 — $111.2 million) and lease obligations financed through third parties (December 31, 2020 — $8.2 million; December 31, 2019 — $4.9 million).
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
We depend upon a small number of customers for a substantial portion of our revenue. Our top 10 customers in 2020 represented 66% (2019 — 65%; 2018 — 70%) of our total revenue. We also remain dependent upon revenue from our Connectivity and Cloud Solutions (CCS) segment, which represented 64% of our consolidated revenue in 2020, and 61% and 67% of our consolidated revenue in 2019 and 2018, respectively. Notwithstanding our expansion efforts in our Advanced Technology Solutions (ATS) segment, and our newly-reshaped CCS segment portfolio, we remain dependent on our traditional CCS business for a large portion of our revenue, which has experienced slower growth rates, increased pricing pressures and a highly competitive marketplace, including from original design manufacturers (ODMs).
A decline in revenue from, or the loss of, any significant customer could have a material adverse effect on our financial condition and operating results. See Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) — Recent Developments — Segment Environment: CCS Segment" below for a discussion of our Cisco Disengagement, as well as other disengagements stemming from our CCS Review, and their anticipated impact on our business. We cannot assure: (i) the replacement of completed, delayed, cancelled or reduced orders with new business; (ii) that our current customers will continue to utilize our services consistent with historical volumes or at all; and/or (iii) that our customers will renew their long-term manufacturing or services contracts with us on acceptable terms or at all.
There can also be no assurance that our efforts to secure new customers and programs in our traditional or new markets, including through acquisitions, will succeed in reducing our customer concentration. Acquisitions are also subject to integration risk, and revenues and margins could be lower than we anticipate. Failure to secure business from existing or new customers in any of our end markets would adversely impact our operating results.

Any of the foregoing may adversely affect our margins, cash flow, and our ability to grow our revenue, and may increase the variability of our operating results from period to period. See "Our revenue and operating results may vary significantly from period to period" below.
We are dependent on our customers' ability to compete and succeed in the marketplace using our products and services.
Our operating results are highly dependent upon our customers' ability to compete and succeed in the marketplace using our products and services. Factors that may adversely affect our customers include: rapid changes in technology; evolving industry standards; seasonal demand; their failure to successfully market, and/or a lack of widespread commercial acceptance of, their products; supply chain issues; dramatic shifts in demand which may cause them to lose market share or exit businesses (for example, the severe adverse impact of COVID-19 on the commercial aviation industry in 2020); recessionary periods in our customers' markets; short product lifecycles resulting from continuous improvements in products and services, commoditization of certain products, changes in preferences by end customers, and the emergence of new entrants or competitors with disruptive products, services, or new business models that de-emphasize traditional original equipment manufacturer (OEM) solutions and distribution channels. In addition, certain of our customers have experienced, and may in the future experience, severe revenue erosion, pricing, margin and cash flow pressures, and excess inventories that, in turn, have adversely affected (and in the future may adversely affect) our operating results. If technologies or standards supported by our customers' products and services or their business models become obsolete, fail to gain widespread acceptance or are canceled, our business would be adversely affected. For example, declines in end-market demand for customer-specific proprietary systems in favor of open systems with standardized technologies has had an adverse impact on certain of our customers, and consequently, our business. See "Our revenue and operating results may vary significantly from period to period" below.

We operate in an industry comprised of numerous competitors and aggressive pricing dynamics.

We operate in a highly competitive industry. Our competitors include Benchmark Electronics, Inc., Flex Ltd., Hon Hai Precision Industry Co., Ltd., Jabil Inc., Plexus Corp., and Sanmina Corporation, as well as ODMs (including Quanta Computer Inc., Wistron Corp., Delta Networks, Inc., and Accton Technology Corp.), and smaller EMS companies that often have a regional, product, service or industry-specific focus. We face increased competition from ODMs that specialize in providing internally designed products and manufacturing services, as well as component and sub-system suppliers, distributors and/or systems integrators. In addition, our Hardware Platform Solutions (HPS) offering (previously referred to as Joint Design and Manufacturing, or JDM) may compete with our traditional customers' hardware offerings. Offering products or services to customers that compete with the offerings of other customers may negatively impact our relationship with, or result in a loss of business from, such other customers. We face indirect competition from current and prospective customers who decide to manufacture products internally, or insource previously outsourced business. In addition to the foregoing, we may face competition from distribution and logistics providers expanding their services across the supply chain.
    The competitive environment in our industry is intense and aggressive pricing is a common business dynamic. While we have increased our capacity in lower-cost regions, these regions have experienced, and may in the future experience, rising costs, reducing previous operational benefits. Some of our competitors have greater scale and offer a broader range of services. Additionally, our current or potential competitors may: increase or shift their presence in new lower-cost or lower-tariff regions to try to offset continuous competitive pressure and increasing labor costs or to secure new business; develop or acquire services comparable or superior to ours; consolidate to form larger competitors; or adapt more quickly than we do to new technologies, evolving industry trends and changing customer requirements. In addition, our competitors may be more effective than we are in investing in information technology solutions to differentiate their offerings to capture a larger share of the market. Some of our competitors have increased their vertical capabilities by manufacturing modules or components used in the products they assemble. Although we have also expanded our capabilities, including through acquisitions and "operate-in-place" arrangements, our competitors' expansion efforts may be more successful than ours. Competition may cause pricing pressures, reduced profits or a loss of market share (for example, from program losses, non-renewals or customer disengagements). We may not be able to compete successfully against our current and future competitors.
A change in the mix of customers and/or the types of products or services we provide could have a material adverse effect on our financial condition and operating results.
The mix of our customers and the type of products or services we provide may have an impact on our financial condition and operating results from period-to-period. For example, a higher concentration of lower-margin programs will have an adverse impact on our operating results in the relevant period. See Item 5, "Operating and Financial Review and Prospects — MD&A — Recent Developments" for a discussion of the impact on our operating results of customer and service mix during 2020. In addition, certain customer agreements require us to provide specific price reductions over the contract term, which negatively impact our financial condition and operating results if they are not offset.

The semiconductor industry is cyclical and volatile in nature.

The semiconductor industry is highly cyclical and periodically experiences significant economic downturns, often in connection with, or in anticipation of, maturing product cycles or a decline in general economic conditions. As has been previously disclosed, our operating results were adversely impacted by downturns in the semiconductor industry commencing in the second half of 2018. These downturns are characterized by diminished product demand, lower volumes and rapid erosion of average selling prices, resulting in revenue declines, production overcapacity, and excess inventory. The timing, length and volatility of these cycles are difficult to predict. The quick onset of demand changes, as well as the high level of fixed costs associated with this business, exacerbate the adverse impact of these downturns on our operating results. Actions taken to reduce our costs may be insufficient to align our structure with prevailing business conditions, and we may be unable to invest in research and development (R&D) and engineering at the levels we believe are necessary to maintain our competitive position. On the other hand, in the event of a significant upturn, we may not be able to expand our workforce and operations in a sufficiently timely manner, procure adequate resources and raw materials, or locate suitable third-party suppliers to respond effectively to changes in demand for our existing products or to the demand for new products requested by our customers. Any of the foregoing may adversely affect our margins, cash flow, and our ability to grow our revenue, and may increase the variability of our operating results from period to period.

We are dependent on third parties to supply certain materials, and our results can be negatively affected by the availability and cost of such materials.

    The purchase of materials and electronic components represents a significant portion of our costs. We rely on third parties to provide such items. Although our customers often dictate the materials to be used in their products, materials shortages or other issues affecting timely access to these materials (which often occur in our industry) may impact our ability to successfully complete a program. A delay or interruption in supply from a component supplier, especially for single-sourced components, could have a significant impact on our operations and on our customers if we are unable to deliver finished products in a timely manner. If the amount we are required to pay for equipment and supplies exceeds what we have estimated, especially in a fixed price contract, we may suffer losses on these contracts. If a supplier or manufacturer fails to provide supplies or equipment as required under a contract for any reason, we may be required to source these items from other third parties on a delayed basis or on less favorable terms, which could impact our profitability. Additionally, quality or reliability issues at any of our component providers, or financial difficulties that affect their production and ability to supply us with components, could halt or delay production of a customer's product, or result in claims against us for failure to meet required customer specifications, which could materially adversely impact our operating results. Shortages may also result in our carrying higher levels of inventory and extended lead-times, or result in increased component prices, which may require price increases in the products and services that we provide. Any increase in our costs that we are unable to recover would negatively impact our margins and operating results. Changes in forecasted volumes or in our customers' requirements can also negatively affect our ability to obtain components and adversely impact our operating results. We have experienced materials constraints from certain suppliers in both of our segments commencing in 2017, due in part to industry-wide shortages for certain electronic components. These constraints were also significantly exacerbated with respect to several of our businesses during 2020 as a result of COVID-19. These shortages caused delays in the production of customer products in both of our segments, and in combination with volatile market demand, negatively impacted our margins and resulted in higher-than-expected levels of inventory in 2020.
Inherent challenges in managing changes in customer demand may impact our planning, supply chain execution and manufacturing, and may adversely affect our operating performance and results.
Our customers typically do not commit to production schedules for more than 30 to 90 days in advance, and we often experience volatility in customer orders and inventory levels. Customers may terminate their agreements with us prior to scheduled expiration, fail to renew such agreements upon expiration, or significantly change, reduce or delay the volume of manufacturing or other services they order from us, any of which would adversely affect our operating results. Customers may also shift business to our competitors, in-source programs, or adjust the concentration of their supplier base. The global economic environment, adverse market conditions, political and geopolitical pressures, negative sentiment from our customers' customers or changes made by local governments (such as tax benefits or tariffs) may also impact our customers' business decisions. These and other factors could adversely affect the rate of outsourcing to EMS providers generally or to us in particular. A significant portion of our revenue can occur in the last month of the quarter, and purchase orders may be subject to change or cancellation, all of which affect our operating results when they occur. Additionally in 2020, we experienced significant demand reductions in both of our segments (particularly in our commercial aerospace and Industrial businesses), as a result of COVID-19. Because we cannot predict customer behavior, or if or when adverse market conditions will reverse, our forecasts of customer orders may be inaccurate, and may make it difficult to order appropriate levels of materials, schedule production, and maximize utilization of our manufacturing capacity and resources.

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
    Further, to guarantee continuity of supply for many of our customers, we are required to manufacture and warehouse specified quantities of finished goods. The uncertainty of demand in our customers' end markets, intense competition in our customers' industries and general order volume volatility may result in customers delaying or canceling the delivery of products we manufacture for them or placing purchase orders for lower volumes of products than previously anticipated. This may result in higher than expected levels of inventory, which could in turn have a material adverse impact on our operating results and working capital performance. Although the levels of inventory we carry in any period reflect inventory required to support new program ramps, inventory levels are also impacted by demand volatility and significant product mix changes, including late changes from customers, as well as materials constraints from suppliers (which in 2020, was exacerbated by COVID-19). We may not be able to return or re-sell excess inventory resulting from these factors, or we may be required to hold such inventory for a period of time, any of which may result in our having to record additional reserves for the inventory if it becomes excess or obsolete. Increased levels of overall aged inventory in 2020 compared to 2019 resulted in approximately $13 million in higher inventory provisions in 2020 (due to reduced demand, to certain aged inventory in our CCS segment, and to specific disengaging customers in both segments). Order cancellations and delays could also lower our asset utilization, resulting in higher levels of unproductive assets, lower inventory turns, and lower margins.
We may encounter difficulties expanding or consolidating our operations or introducing new competencies or new offerings, which could adversely affect our operating results.
As we expand our business, open new sites, enter into new markets, products and technologies, invest in research, design and development, acquire new businesses or capabilities, transfer business within our network, consolidate certain operations, and/or introduce new business models or programs, we may encounter difficulties that result in higher than expected costs associated with such activities. Potential difficulties related to such activities include our ability: to manage growth effectively; to maintain existing business relationships during periods of transition; to anticipate disruptions in our operations that may impact our ability to deliver to customers on time, produce quality products and ensure overall customer satisfaction; and to respond rapidly to changes in customer demand or volumes. For example, we incurred operating losses in the second half of 2018 and throughout 2019 in our then recently-expanded Capital Equipment business related to significant decreases in customer demand, which also resulted in additional costs to consolidate sites and transfer programs in an effort to reduce the fixed costs associated with this business. In addition, our profitability was adversely impacted during 2020 as a result of significant reduced demand in our A&D business, due in part to COVID-19, requiring further cost reduction actions to adjust our cost base to the reduced levels of demand.
We may also encounter difficulties in ramping and executing new programs. Ramping new programs can range from several months to over a year before production starts, and often requires significant up-front investments and increased working capital. These programs may generate lower margins or losses during and/or following the ramp period, or may not achieve the expected financial performance, due to production ramp inefficiencies, lower than expected volume, or delays in ramping to volume. In addition, our customers may significantly change these programs, or even cancel them altogether, due to decreases in their end-market demand or in the actual or anticipated success of their products in the marketplace. For example, we incurred higher-than-expected costs in 2018 and 2019 with respect to ramping new programs, including in our Capital Equipment, A&D, HealthTech and Industrial businesses. We may continue to incur similar additional ramping costs as we further expand our ATS segment, expand our CCS segment network to increase supply chain resilience, and ramp new programs in the facility formerly used for programs with Cisco Systems, Inc. There can be no assurance that our increased investments will benefit us or result in business growth. As we pursue opportunities in new markets or technologies, we may encounter challenges due to our limited knowledge or experience in these areas. In addition, the success of new business models or programs depends on a number of factors including: understanding the new business or markets; timely and successful product development; market acceptance; the effective management of purchase commitments and inventory levels in line with anticipated demand; the development or acquisition of appropriate intellectual property and capital investments, to the extent required; the availability of materials in adequate quantities and at appropriate costs to meet anticipated demand; and the risk that new offerings may have quality or other defects in the early stages of introduction. Any of these factors could prevent us from realizing the anticipated benefits of growth in new markets or technologies, which could materially adversely affect our business and operating results.

As part of our strategy to enhance our end-to-end service offerings, we intend to continue to expand our design and engineering capabilities. Providing these services may expose us to different or greater potential risks than those we face when providing our manufacturing services. Our design services require significant investments in R&D, technology licensing, testing and tooling equipment, patent applications and talent recruitment. Our margins may be adversely impacted if we incur higher than expected investment costs, or if our customers are not satisfied with our progress, or do not approve our completed designs. In addition, our design activities often require the purchase of inventory for initial production runs before we have a firm purchase commitment from a customer. Furthermore, we may face increased competition with respect to this offering, as well as the recruitment of our HPS talent, from ODMs and other companies providing similar services. As we anticipate continuing to grow our HPS business, costs required to support our design and engineering capabilities may adversely impact our profitability. In addition, some of the products we design and develop must satisfy safety and regulatory standards and/or receive government certifications. If we fail to obtain these approvals or certifications on a timely basis, we would be unable to sell these products, which would harm our revenues, profitability and reputation.
There can be no assurance that our expansion into new markets or new business will be successful, or that we will achieve the anticipated benefits.
In addition, there is no assurance that we will find suitable new acquisition targets, that we will be able to consummate any such transactions on terms and conditions acceptable to us, or that we will be able to fund any such acquisitions with existing cash resources or through financing provided by external lenders. We may be unable to obtain additional capital if and when required on terms acceptable to us or at all. If we are unable to consummate an acquisition we have deemed desirable, we may not be able to implement our intended business plan, which could adversely affect our business, results of operations and financial condition. In addition, we may incur costs to support our pursuit of acquisitions and/or other strategic opportunities, which may adversely impact our operating results, and may not result in the consummation of any such transactions. See "We have incurred substantial third-party debt to fund acquisitions, which has increased our debt service requirements, may reduce our ability to fund future acquisitions and/or to respond to unexpected capital requirements, and may have other adverse impacts on our business" below.

We are subject to demand volatility in the commercial aerospace industry, and the sustained downturn in this industry as a result of COVID-19 as well as the Boeing 737 Max program halt, has adversely impacted (and is anticipated to continue to adversely impact) the revenues of our A&D business.

Our A&D business may be affected by certain characteristics and trends of the commercial aerospace industry, such as fluctuations in its business cycle, varying fuel and labor costs, intense price competition and regulatory scrutiny, certain trends, including a possible decrease in aviation activity and a decrease in outsourcing by aircraft manufacturers or the failure of projected market growth to materialize or continue. In the event that these characteristics and trends adversely affect customers in the commercial aerospace industry, they may reduce the overall demand for our commercial aerospace services. The Boeing 737 Max program halt led to demand reductions in our commercial aerospace business in 2020. In addition, the severe, prolonged and continuing adverse impact of COVID-19 on the commercial aerospace industry due to quarantines, travel restrictions, business curtailments, resurgences and mutations of the virus and safety concerns has had a material and adverse impact on our commercial aerospace revenues during 2020, which adverse impact is expected to continue throughout 2021.

Our profitability could suffer if we are not able to maintain adequate utilization of our workforce.

The cost of providing our services, including the extent to which we utilize our workforce, affects our profitability. Our workforce utilization rate is affected by a number of factors, including: our ability to transition employees from completed projects to new programs and to hire and assimilate new employees; our ability to forecast demand for our services and thereby maintain an appropriate headcount in each of our geographies and operating sites; our ability to manage attrition; our need to devote time and resources to training and development; and our ability to match the skill sets of our employees to the needs of the marketplace. If we over-utilize our workforce, our employees may become disengaged, which could impact employee attrition. If we under-utilize our workforce, our margins and profitability could suffer. Manufacturing shut-downs and restrictions due to COVID-19 resulted in the incurrence of certain idled labor costs, which adversely impacted our financial results in 2020.

We are exposed to risks attributable to the display industry.

As a result of, among other things, the limited number of display manufacturers, the concentrated nature of end-use applications, production capacity relative to end-use demand, and panel manufacturer profitability, the global display industry has historically experienced considerable volatility. Industry growth is dependent on various factors, including: consumer demand for advanced television, smartphone and mobile device displays (which is in turn sensitive to factors including cost and improvements in new display technologies (such as organic light-emitting diode (OLED), low temperature polysilicon (LTPS) and metal oxide transistor backplanes, flexible displays, and new touch panel films)); fluctuations in customer spending; concentration of display manufacturer customers and their ability to successfully commercialize new products and technologies; and uncertainty with respect to future display technology end-use applications and growth drivers. The profitability of our display products and services will be impacted by the level of such industry growth; consumer demand and spending; the increasing cost of R&D and complexity of technology transitions and inflections; our ability to timely and effectively anticipate and adapt to technology changes; the flexibility of our manufacturing facilities; the ability to increase our market position in products and technologies with growing demand; the rate of transition to new technologies; and the resulting effect on capital intensity in the industry and on our product differentiation and return on investment. If we, or our customers, do not successfully develop and commercialize products to meet demand for new and emerging display technologies, or if industry demand for display manufacturing equipment and technologies slows, our display business would be adversely affected.
There may be problems with the products we design or manufacture that could result in liability/warranty claims against us, which may reduce demand for our services, damage our reputation, and/or cause us to incur significant costs.
In most of our sales contracts, we provide warranties against defects or deficiencies in our products, services, or designs. Our warranties generally last for a period of one to two years, however, warranties for certain customers, certain of our HPS designs, and our previous solar panel products generally have longer warranty periods. We generally design and manufacture products to our customers' specifications, many of which are highly complex, and include products for regulated industries, such as HeathTech and A&D. The customized design solutions that form a part of our HPS offering also subject us to the risk of liability claims if defects are discovered or alleged. Despite our quality control and assurance efforts, problems may occur or be alleged, in or resulting from the design and/or manufacturing of these products. Whether or not we are responsible, problems in the products we design and/or manufacture, or in products which include components we manufacture, whether real or alleged, whether caused by faulty customer specifications, the design or manufacturing processes or a component defect, may result in increased costs to us, as well as delayed shipments to our customers, and/or reduced or canceled customer orders. These potential claims may include damages for the recall of a product and/or injury to person or property, including consequential and/or punitive damages.
Even if customers or third parties, such as component suppliers, are responsible for defects, they may not, or may not be able to, assume responsibility for any such costs or required payments to us. While we seek to insure against many of these risks, insurance coverage may be inadequate, not cost effective or unavailable, either in general or for particular types of products or issues.
    As we expand our service offerings (including our HPS offerings) and pursue business in new end markets, our warranty obligations have increased and we may not be successful in pricing our products to appropriately cover our warranty costs. A successful claim for damages arising from defects or deficiencies for which we are not adequately insured, and for which indemnification from a third party is not timely (or otherwise) available, could have a material adverse effect on our reputation and/or our operating results and financial condition.
We may encounter integration and other significant challenges with respect to our acquisitions and strategic transactions which could adversely affect our operating results.
We have (and may continue to) expand our network, capabilities and presence in new regions and end markets through acquisitions and/or strategic transactions, including multi-year "operate-in-place" arrangements, where we manage certain production, assembly or other services for customers directly from their locations, acquire their inventory, equipment and/or other assets, hire their employees, and lease or acquire their manufacturing sites. Potential challenges related to these acquisitions and transactions include: integrating acquired operations, systems and businesses (which may include transferring production from acquired operations to our existing network, or downsizing or closing acquired locations, in each case to obtain anticipated operational synergies); meeting customers' expectations as to volume, product quality and timeliness; supporting legacy contractual obligations; retaining customer, supplier, employee or other business relationships of acquired operations; addressing unforeseen liabilities of acquired businesses; limited experience with new technologies and markets; failure to realize anticipated benefits, such as cost savings and revenue enhancements; failure to achieve anticipated business volumes or operating margins; valuation methodologies not accurately capturing the value of the acquired business; the effects of diverting management's attention from day-to-day operations to matters involving the integration of acquired businesses; incurring potentially substantial transaction costs associated with these transactions; increased burdens on our staff and on our administrative, internal control and operating systems, which may hinder our legal and regulatory compliance activities; overpayment for an acquisition; and potential impairments resulting from post-acquisition deterioration in, or reduced benefit from, an acquired business. While we often obtain indemnification rights from the sellers of acquired businesses, such rights may be difficult to enforce, the losses may exceed any dedicated escrow funds, and the indemnitors may not have the ability to financially support the indemnity. Any of these factors may prevent us from realizing the anticipated benefits of an acquisition, including additional revenue, operational synergies, and/or economies of scale. Any delay or failure to realize the anticipated benefits of acquisitions may adversely affect our business and operating results and may require us to write-down the carrying value of any related goodwill and intangible assets in periods subsequent to the acquisitions. For example, we incurred operating losses in the second half of 2018 and throughout 2019 in our then-recently-expanded Capital Equipment business related to significant unanticipated cyclical decreases in customer demand which commenced in the second half of 2018, which also resulted in additional costs to consolidate sites and transfer programs in an effort to reduce the fixed costs associated with this business. In addition, our profitability was adversely impacted during 2020 as a result of significant reduced demand in our A&D business, due in part to COVID-19, requiring further cost reduction actions to adjust our cost base in response thereto. Acquisitions may also involve businesses we are not familiar with, and expose us to additional business risks that are different than those we have traditionally experienced or anticipated at the time of acquisition.
Any failure to comply with customer-driven policies and standards, and third party certification requirements could adversely affect our business and reputation.
In addition to government regulations and industry standards, our customers may require us to comply with their own climate change, social responsibility, conflict minerals, quality or other business policies or standards, which may be more restrictive than current laws and regulations and our pre-existing policies, before they commence, or continue, doing business with us. Such policies or standards may be customer-driven, established by the industries in which we operate, or imposed by third party organizations. For example, we are a member of the Responsible Business Alliance (RBA). The RBA is a non-profit coalition of electronics companies that, among other things, establishes standards for its members in responsible and ethical practices in the areas of labor, environmental compliance, employee health and safety, ethics and social responsibility. Our compliance with these policies, standards and third-party certification requirements could be costly, and our failure to comply could adversely affect our operations, customer relationships, reputation and profitability.
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
We have incurred significant restructuring charges in recent periods, and expect to incur further restructuring charges during 2021; we may not achieve some or all of the expected benefits from our restructuring activities, these activities may adversely affect our business, and additional restructuring actions may be required once currently-contemplated actions are complete.
We incurred restructuring charges of $25.8 million in 2020, $37.9 million in 2019, and $35.4 million in 2018. See Item 5, "Operating and Financial Review and Prospects — MD&A — Operating Results — Other charges (recoveries)." Implementation of our restructuring activities may be costly and disruptive to our business, and we may not achieve the cost savings and benefits anticipated from such activities. We may not be able to retain or expand existing business due to execution issues relating to anticipated headcount reductions, plant closures or product/service transfers, and we may incur higher operating expenses during the periods of transition. Additionally, restructuring actions may result in a loss of continuity and accumulated knowledge in our workforce and related operational inefficiencies, as well as negative publicity. Headcount reductions can also have a negative impact on morale and our ability to attract and hire new qualified personnel in the future. Our restructuring activities require a significant amount of management and other employees’ time and focus, which may divert attention from operating and growing our business. Any failure to achieve some or all of the expected benefits of our restructuring activities, including any delay in implementing planned related restructuring actions, may have a material adverse effect on our competitive position and operating results. In addition, we may implement additional future restructuring actions or divestitures as a result of changes in our business, the marketplace and/or our exit from less profitable, under-performing, non-core or non-strategic operations.
We have incurred substantial third-party debt to fund acquisitions, which has increased our debt service requirements, may reduce our ability to fund future acquisitions and/or to respond to unexpected capital requirements, and may have other adverse impacts on our business.
Our outstanding indebtedness, together with the mandatory prepayment provisions of our credit facility, require us to dedicate a portion of our cash flow to make interest and principal payments on such indebtedness, thereby limiting the availability of our cash flow for other purposes, and may reduce our ability to fund future acquisitions and/or to respond to unexpected capital requirements. Such indebtedness (which may increase if we are unable to sell desired amounts under our uncommitted accounts receivable sales program) may also: require us to pursue additional term financing for potential investments, which may not be available on acceptable terms or at all; limit our ability to obtain additional financing for working capital, business activities, and other general corporate requirements; limit our ability to refinance our indebtedness on terms acceptable to us or at all; limit our flexibility to plan for and adjust to changing business and market conditions; and increase our vulnerability to general adverse economic and industry conditions. In addition, such indebtedness could have a variety of other adverse effects, including: (i) default and foreclosure on our assets if we have insufficient funds to repay the debt obligations; (ii) acceleration of such indebtedness or cross-defaults if we breach financial or other covenants under applicable debt agreements and such breaches are not waived; (iii) increased vulnerability to adverse changes in competitive conditions or government regulation; and (iv) other disadvantages compared to our competitors who have less debt. Our credit facility also prohibits share repurchases for cancellation if our leverage ratio (as defined in such facility) exceeds a specified amount.

In addition, our credit ratings impact the cost and availability of future borrowings and, accordingly, our cost of capital. Our ratings reflect the opinions of the ratings agencies of our financial strength, operating performance and ability to meet our debt obligations. There can be no assurance that we will achieve a particular rating or maintain a particular rating in the future, which could place us at a disadvantage compared to our competitors and prevent us from taking actions that could benefit us in the long term. Any negative change in our credit rating or outlook may make it more expensive for us to raise additional capital in the future on terms that are acceptable to us, if at all. We may not be able to obtain financing arrangements on acceptable terms or in amounts sufficient to meet our needs in the future, which could harm our ability to grow our business, internally or through acquisitions.

We have incurred impairment charges and operating losses in certain of our businesses, and may incur such charges and losses in future periods.

We review the carrying amount of goodwill, intangible assets, property, plant and equipment, and commencing in 2019, right-of-use (ROU) assets for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount of such assets, or the related cash generating unit (CGU) or CGUs, may not be recoverable. We did not identify any triggering events during 2018 - 2020 (or in connection with our annual impairment assessments of CGUs with goodwill for each of such years) indicating that the carrying amount of our assets or CGUs may not be recoverable. See notes 7, 8, and 9 to the Consolidated Financial Statements in Item 18. However, we have recorded charges during each of such years to write-down certain assets in connection with our restructuring actions (described in note 16 to the Consolidated Financial Statements in Item 18), and incurred significant operating losses in our Capital Equipment business in the second half of 2018 and throughout 2019. Determining the recoverable amount of our assets and CGUs is subjective and requires management to exercise significant judgment in estimating future growth, profitability, discount and terminal growth rates, and in projecting future cash flows, among other factors, including the impact of market conditions on management's assumptions. Future events and changing market conditions may impact our assumptions as to prices, costs, or other factors that may result in changes to our estimates of future cash flows, which may in turn result in impairment charges, which could be substantial and adversely affect our financial results. Factors that might reduce the recoverable amount of these assets below their respective carrying values include declines in our stock price and market capitalization, reduced future cash flow estimates, and slower growth rates in any of our businesses. Sustained market price decreases, demand softness, and/or failure to realize future revenue at an appropriate profit margin in any CGU could negatively impact our operating results, including the incurrence of restructuring charges and/or impairment losses for such CGU or operating losses for the relevant business. Similar risks apply to assessing the recoverability of our deferred tax assets.
We continue to operate in an uncertain global economic and political environment.
Concerns over global economic conditions, financial markets, geopolitical issues, energy costs, inflation, and the availability and cost of credit, have contributed to increased global economic and political uncertainty. Brexit, the U.S. political environment, and tensions between the U.S. and other countries have contributed to such uncertainty. Specifically, trade actions between the U.S. and China have made our production from China less cost-competitive than other low-cost countries in recent periods. These geopolitical events, which are outside our control, have adversely impacted, and are expected to continue to adversely impact, our China operations. See "Our operations have been and could continue to be adversely affected by events outside our control" and "Policies or legislation instituted or proposed by the former or new U.S. administration could have a material adverse effect on our business, results of operations and financial condition" below. Uncertain global economies have adversely impacted, and may continue to unpredictably impact, currency exchange rates. See "We are exposed to translation and transaction risks associated with foreign currency exchange rate fluctuations; hedging instruments may not be effective in mitigating such risks" below. Financial market instability may result in lower returns on our financial investments, and lower values on some of our assets. Alternately, inflation may lead to higher costs for labor and materials and/or increase our costs of borrowing and raising capital. Uncertainty surrounding the global economic environment and geopolitical outlook may impact current and future demand for some of the products we manufacture or services we provide, the financial condition of our customers and/or suppliers, as well as the number and pace of customer consolidations. If any of the foregoing impacts the financial condition of our customers, they may delay payments to us or request extended payment terms, which could have an adverse effect on our financial condition and working capital. If any of the foregoing impacts the financial condition of our suppliers, this may have an adverse effect on our operations, financial condition and/or customer relationships. We cannot predict the precise nature, extent, or duration of these economic or political conditions or if they will have any impact on our financial results. A deterioration in the economic environment may accelerate the effect of the various risk factors described in this Annual Report and could result in other unforeseen events that may adversely impact our business and financial condition.
Our operations have been and could continue to be adversely affected by events outside our control.
Our operations and those of our customers, component suppliers and/or our logistics partners may be disrupted by global or local events outside our control, including: natural disasters and related disruptions; political instability; geopolitical dynamics; terrorism; armed conflict; labor or social unrest; criminal activity; disease or illness that affects local, national or international economies (see below); unusually adverse weather conditions; and other risks present in the jurisdictions in which we, our customers, our suppliers and/or our logistics partners operate. These types of events could disrupt operations at one or more of our sites or those of our customers, component suppliers and/or our logistics partners. These events could also lead to higher costs or supply shortages, and may disrupt the delivery of components to us or our ability to provide finished products or services to our customers, any of which could adversely affect our operating results materially. We carry insurance to cover damage to our sites and interruptions to our operations, including those that may occur as a result of natural disasters, such as flooding, earthquakes or other events. Our insurance policies, however, are subject to deductibles, coverage limitations and exclusions, and may not provide adequate (or any) coverage should such events occur.
Our business and operations could be materially and adversely affected by the effects of a widespread outbreak of a contagious disease or other adverse public health developments. These effects could (and with respect to COVID-19, did) include disruptions or restrictions on our employees’ and other service providers’ ability to travel, as well as temporary closures of our facilities or the facilities of our customers, suppliers, or other vendors in our supply chain, including single source suppliers, and shipping delays and premiums. In addition, a significant outbreak of contagious diseases in the human population could (and with respect to COVID-19, did) result in a widespread health crisis that adversely affects the economies and financial markets of many countries, resulting in an economic downturn that affects demand for our end customers’ products and in turn adversely impact our operating results. See "The effect of COVID-19 on our operations and the operations of our customers, suppliers and logistics providers has had, and may continue to have, a material and adverse impact on our financial condition and results of operations" below for a discussion of the actual and potential impact of COVID-19 on our business.

Increased international political volatility, including changes to previously accepted trading or other government policies or legislation in the U.S. and Europe, instability in parts of the Middle East, as well as the ongoing refugee crisis, anti-immigrant activities, social unrest and fears of terrorism, enhanced national security measures, armed conflicts, security issues at the U.S./Mexico border related to illegal immigration or criminal activities associated with illegal drug activities, labor or social unrest, strained international relations, including tensions between the U.S. and other countries, and any related decline in consumer confidence arising from these and other factors may materially hinder our ability to conduct business, or may reduce demand for our products or services. Any escalation in these events or similar future events may disrupt our operations or those of our customers and suppliers and could adversely affect the availability of materials needed to manufacture our products or the means to transport those materials to manufacturing sites and finished products to customers. Changes in policies by the U.S. or other governments could negatively affect our operating results due to changes in duties, tariffs or taxes, or limitations on currency or fund transfers, as well as government-imposed restrictions on producing certain products in, or shipping them to, specific countries. Also see "Policies or legislation instituted or proposed by the former or new U.S. administration could have a material adverse effect on our business, results of operations and financial condition," and Item 5, "Operating and Financial Review and Prospects — MD&A — External Factors that May Impact our Business."

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
The effect of COVID-19 on our operations and the operations of our customers, suppliers and logistics providers has had, and may continue to have, a material and adverse impact on our financial condition and results of operations.

COVID-19 had a material and adverse impact on our operations during 2020. In addition to demand reductions due to COVID-19 on our 2020 revenue, we experienced significant adverse revenue impacts across our businesses in 2020 resulting from COVID-19-related materials constraints. See Item 5, "Operating and Financial Review and Prospects — MD&A — Recent Developments" for detail. We also estimate that COVID-19-related costs incurred during 2020 were approximately $37 million, comprised of both direct and indirect costs, including manufacturing inefficiencies related to lost revenue due to our inability to secure materials, idled labor costs resulting from shelter-in-place orders and manufacturing capacity restrictions, and incremental costs for labor, expedite fees and freight premiums, cleaning supplies, personal protective equipment, and IT-related services to support our work-from-home arrangements (collectively, COVID-19 Costs). Although we expect to continue to incur COVID-19 Costs in 2021, we cannot quantify anticipated amounts. Adverse COVID-19-related impacts were mitigated by an aggregate of $34 million in COVID-19-related government subsidies, grants or credits and $3 million of COVID-19-related customer recoveries we recognized in 2020. However, there can be no assurance that such relief will be available in 2021, and if so, that we will qualify for or receive any such assistance.

We have experienced shipping surcharges on ocean freight, premiums on air freight, and increased transit times in receiving certain raw materials as a result of shipping delays due to, among other things, additional safety requirements imposed by port authorities, closures of or congestion at ports, reduced availability of commercial transportation, border restrictions and capacity constraints for air freight as a result of COVID-19, which have had an adverse impact on our ability to obtain materials and deliver our products in a timely manner, and consequently, our results of operations. Shipping delays and increased shipping costs are anticipated to continue to disrupt our operations, and have an adverse effect on our business, financial condition and results of operations, until ocean and air freight capacity is no longer constrained.

The pandemic has impacted our customers and may create unpredictable reductions or increases in demand for our services. See Item 5, "Operating and Financial Review and Prospects — MD&A — Recent Developments — Segment Environment." In addition, the ability of our employees to work may be significantly impacted by individuals contracting or being exposed to COVID-19. While we are following the requirements of governmental authorities and taking preventative and protective measures to prioritize the safety of our employees (including a cessation (other than very limited essential inter-regional travel) of employee travel, a global work-from-home policy for applicable employees, and for all other employees, physical distancing, enhanced screening, mandatory mask and use of other personal protective equipment, and shift-splitting), these measures may not be successful, and we may be required to temporarily close facilities or take other measures. If additional factory closures or further reductions in capacity utilization occur, we would incur additional inefficiencies and direct costs, as well as a loss of revenue. If our suppliers experience additional closures or reductions in their capacity utilization levels, we may have difficulty sourcing materials necessary to fulfill production requirements. A material adverse effect on our employees, customers, suppliers and/or logistics providers could have a material adverse effect on us.

In addition to the potential items noted above, future impacts from the pandemic may also include: (i) a further decrease in short-term and/or a decrease in long-term demand and/or pricing for certain of our products; (ii) further reductions in production levels and R&D activities; (iii) further increased costs resulting from our efforts to mitigate the impact of COVID-19; (iv) deterioration of worldwide credit and financial markets that could limit our ability to obtain external financing to fund our operations and capital expenditures, result in losses on our holdings of cash and investments due to failures of financial institutions and other parties, and result in a higher rate of losses on our accounts receivable (A/R) due to credit defaults; (v) further disruptions to our supply chain, including as a result of shipping delays; (vi) write-downs and/or impairments of assets; (vii) diversion of management’s attention from our key strategic priorities, causing us to reduce, delay, alter or abandon initiatives that may otherwise increase our long-term value or otherwise disrupt our business operations; and/or (viii) adverse impacts on our information technology systems and our internal control systems as a result of continued remote work arrangements.

The ultimate size of the impact of the COVID-19 pandemic on our business and its duration will depend on future developments which cannot currently be predicted, including infection resurgences and mutations, government responses, the speed at which our suppliers and logistics providers can return to and maintain full production, the status of labor shortages and the impact of supplier prioritization of backlog. Even after the COVID-19 pandemic has subsided, we may experience significant adverse impacts to our businesses as a result of its global economic impact, including any related recession, as well as lingering impacts on our suppliers, third-party service providers and/or customers (including movement of production in-country to decrease global exposures).

Policies or legislation instituted or proposed by the former or new U.S. administration could have a material adverse effect on our business, results of operations and financial condition.

The former U.S. administration has created uncertainty with respect to, among other things, trade agreements, free trade generally, and significant increases on tariffs on goods imported into the U.S. from specified countries. Although the impact on our business of the United States-Mexico-Canada Agreement (USMCA), which replaced the North American Free Trade Agreement, is not expected to be significant, the former U.S. administration has increased tariffs on certain items imported into the U.S. from several countries (many of which are not addressed by the USMCA), each of which has imposed retaliatory tariffs on specified items. These actions, and/or other governmental actions related to tariffs or international trade agreements, could increase the cost to our U.S. customers who use our non-U.S. manufacturing sites and components, and vice versa, which may materially and adversely impact demand for our services, our results of operations or our financial condition. In connection with these events, we transferred numerous customer programs in 2019 and early 2020, primarily located in China, to countries unaffected by these tariffs (including Thailand). These transfers required us to make new investments and incur costs to realign our manufacturing footprint, including expansion in non-affected countries, and reductions of operations in impacted geographies. Although such costs have not been material to date, our production from China has become less cost-competitive than other low-cost countries in recent periods, and we anticipate further customer actions to exit China to avoid the impact of additional tariffs. Given the uncertainty regarding the scope and duration of these (or additional) trade actions, whether trade tensions will escalate further, and whether our customers will continue to bear the cost of the tariffs and/or avoid such costs by in-sourcing or shifting business to other providers, their impact on our operations and results for future periods cannot be currently quantified, but may be material. See Item 5, "Operating and Financial Review and Prospects — MD&A — External Factors that May Impact our Business" for further detail.

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
The 2020 U.S. presidential election and the 2020 congressional and state elections in the U.S. have resulted in significant uncertainty with respect to, and have and could further result in changes in legislation, regulation, and government policy at the U.S. federal, state and local levels. It is unknown at this time to what extent new laws will be passed or new regulatory proposals will be adopted, if any (or whether current laws or regulations will be rolled back), or the effect that such events may have on the economy and/or our business. However, changes in U.S. social, political, regulatory and economic conditions or in laws and policies governing foreign trade, taxes, manufacturing, clean energy, the healthcare industry, development and investment in the jurisdictions in which we and/or our customers or suppliers operate, could materially adversely affect our business, results of operations and financial condition.
Changes to our operating model may adversely affect our business.
We continuously work to improve our productivity, quality, delivery performance and flexibility through various operational initiatives. Recent examples include our $81.3 million cost efficiency initiative (completed at the end of 2019), and our CCS Review disengagements, which resulted in an approximate aggregate revenue decline of $300 million in 2020 as compared to 2019 (with an estimated annualized aggregate CCS segment revenue decline of $1.25 billion). We may be unable to replace all or a portion of such revenue in a timely manner or on acceptable terms.
Implementation of these initiatives also presents a number of risks, including: (i) failure to achieve anticipated margin improvements from such actions; (ii) actual or perceived disruption of service or reduction in service levels to customers; (iii) potential adverse effects on our internal control environment with respect to general and administrative functions during transitions resulting from such initiatives; (iv) actual or perceived disruption to suppliers, distribution networks and other important operational relationships and the inability to resolve potential conflicts in a timely manner; (v) diversion of management attention from ongoing business activities and strategic objectives; and (vi) failure to retain key employees. Because of these and other factors, we cannot predict whether we will fully realize the purpose and anticipated benefits or cost savings of these initiatives and, if we do not, our business and results of operations may be adversely affected. Furthermore, adverse changes to our business may require additional restructuring or reorganization activities in the future. See "We have incurred significant restructuring charges in recent periods, and expect to incur further restructuring charges during 2021; we may not achieve some or all of the expected benefits from our restructuring activities, these activities may adversely affect our business, and additional restructuring actions may be required once currently-contemplated actions are complete" above.
Our results may be negatively affected by rising labor costs.
There is some uncertainty with respect to the pace of rising labor costs, and increasing competition for specific talent/resources in various regions in which we operate. Any increase in labor costs that we are unable to recover in our pricing to our customers would negatively impact our margins and operating results.
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
If a key supplier, or any company within such supplier's supply chain, experiences financial or other difficulties, such difficulties may affect their ability to supply us with materials, components or services, which could halt or delay the production of a customer's products, and/or have a material adverse impact on our operations, financial results, and customer relationships. In addition, our ability to collect outstanding A/R depends, in part, on the financial strength of our customers. See Item 5, "Operating and Financial Review and Prospects — MD&A — External Factors that May Impact our Business" for further detail. Our A/R balance at December 31, 2020 was $1,093.4 million (December 31, 2019 — $1,052.7 million), with two customers individually representing 10% or more of total A/R (December 31, 2019 — two customers). If a customer bankruptcy occurs, our profitability may be adversely impacted if affected A/R are in excess of our allowance for doubtful accounts. Additionally, our future revenues could be adversely impacted by a customer bankruptcy. Inability to collect A/R and/or the loss of one or more major customers could adversely impact our operating results, financial position and cash flows. We cannot reasonably determine the extent to which a customer or supplier may have financial difficulties, or whether we will be required to adjust customer pricing, payment terms and/or the amounts we pay to suppliers for materials and components.
To mitigate the actuarial and investment risks of our defined benefit pension plans, we purchase annuities (using existing plan assets) from time to time from third party insurance companies for certain, or all, of our obligations under specified pension plans. See note 19 to the Consolidated Financial Statements in Item 18. Failure by the insurance companies to fulfill their contractual obligations would result in a significant financial loss to us, as we retain ultimate responsibility for the payment of benefits to plan participants unless and until such pension plans are wound-up.
We may use cash on hand, issue debt or equity securities, and/or incur additional third-party debt (or any combination thereof) to complete future acquisitions or otherwise fund our operations, which may adversely affect our liquidity, credit ratings, financial condition and/or results of operations.
Any significant use of cash (for future acquisitions or otherwise) would adversely impact our cash position and liquidity. In addition, we may choose to issue debt securities or otherwise incur additional debt to fund future acquisitions or otherwise fund our operations. Any additional incurrence of debt (either through the issuance of debt securities or through a new or refinanced credit facility) would increase our debt leverage and debt service requirements (necessitating the use of additional cash flow for this purpose), may reduce our debt agency ratings, may further adversely impact our ability to fund future acquisitions and/or respond to unexpected capital requirements, may impose additional restrictions on our operations, and may have a variety of additional adverse effects, including, but not limited to, those described in "We have incurred substantial third-party debt to fund acquisitions, which has increased our debt service requirements, may reduce our ability to fund future acquisitions and/or to respond to unexpected capital requirements, and may have other adverse impacts on our business" above. To the extent we sell equity or convertible debt securities, the issuance of these securities (the pricing of which would be subject to market conditions at the time of issuance) could result in material dilution to our stockholders. Sales of our equity securities or convertible debt, or the perception that these sales could occur, could also cause the market price for our subordinate voting shares (SVS) to fall, and new securities could have rights, preferences and privileges senior to the holders of our SVS.
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
As part of our risk management program, we enter into foreign currency forward and swap contracts to lock in the exchange rates for future foreign currency transactions, which is intended to reduce the foreign currency risk related to our operating costs and future cash flows denominated in local currencies. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates. In addition, these instruments are subject to transaction costs, credit requirements and counterparty risk. If our hedging program is not successful, or if we change our hedging activities in the future, we may experience significant unexpected expenses from fluctuations in exchange rates.

Our financial results have been adversely impacted by negative foreign currency translation effects, and such adverse effects, some of which may be substantial, are likely to recur in the future.
Our ability to successfully manage unexpected changes or risks inherent in our global operations and supply chain may adversely impact our financial performance.
We have sites in the following countries: Canada, the U.S., China, Ireland, Japan, Laos, Malaysia, Mexico, Romania, Singapore, South Korea, Spain and Thailand. During 2020, approximately 80% of our revenue was produced at locations outside of North America. We also purchase the majority of our components and materials from international suppliers.
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
•negative impacts, or ineffectiveness, of our restructuring activities;
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
•global economic, political and/or social instability, including military actions, protectionism and reactive countermeasures, economic or other sanctions or trade barriers;
•potential restrictions on the transfer of funds and/or other restrictive actions by foreign governments;
•the effects of terrorist activity, armed conflict, natural disasters and epidemics (including COVID-19); and
•global currency fluctuations.
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

In addition, international trade disputes with China have resulted in increased tariffs and other measures that have, and may continue to, adversely affect the Company’s business. Although we have transferred numerous customer programs out of China in 2019 and early 2020 in response to recent tariffs and trade tensions between the U.S. and China, our production from China has become less cost-competitive than other low-cost countries in recent periods, and we anticipate further customer actions to exit China to avoid the impact of additional tariffs. More generally, changes to, among other things, laws or policies in the U.S. regarding foreign trade, import/export duties, tariffs or taxes, manufacturing and/or investments, could materially adversely affect our U.S. and foreign operations. See "Policies or legislation instituted or proposed by the former or new U.S. administration could have a material adverse effect on our business, results of operations and financial condition" above, and Item 5, "Operating and Financial Review and Prospects — MD&A — External Factors that May Impact our Business."

Our business is dependent on us winning competitive bid selection processes.

    These selection processes are typically lengthy and can require us to dedicate significant development expenditures and engineering resources in pursuit of a single customer opportunity. Failure to obtain a particular design win may prevent us from obtaining design wins in subsequent generations of a particular product. This can result in lost revenue and could weaken our position in future competitive bid selection processes.

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
The recruitment of personnel in the EMS and ODM industry is highly competitive. We believe that our future success depends, in part, on our ability to attract and retain highly skilled executive, technical and management talent in the various geographies in which we operate. Competitive dynamics, as well as the time required to replace or redistribute responsibilities related to the loss of the services of certain executive, management and technical employees, individually or in the aggregate, could have a material adverse effect on our operations, and there can be no assurance that we will be able to retain their services. Regional competitive dynamics may also impact our ability to retain and acquire talent. Organizational changes may impact our relationships with customers, vendors, and employees, potentially resulting in loss of business, loss of vendor relationships, and the loss of key employees or declines in employee productivity. Uncertainties associated with any senior management transitions could lead to concerns from current and potential third parties with whom we do business, any of which could hurt our business prospects. Turnover in key leadership positions within the Company, or any failure to successfully integrate key new hires or promoted employees, may adversely impact our ability to manage the Company efficiently and effectively, could be disruptive and distracting to management and may lead to additional departures of existing personnel, any of which could have a material adverse effect on our business, operating results, financial results and internal controls over financial reporting.
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
We believe that certain of our proprietary intellectual property rights and information provide us with a competitive advantage. Accordingly, we take steps to protect this proprietary information, including obtaining patents to safeguard our HPS intellectual property, entering into non-disclosure agreements with customers, suppliers, employees and other parties, and by implementing security measures. However, these measures may not be sufficient to prevent or detect the misappropriation or unauthorized use or disclosure of our intellectual property or information. We also conduct business in some countries where the extent of effective legal protection for intellectual property rights is uncertain. Even if we have intellectual property rights, there is no guarantee that such rights will provide adequate protection of items we consider to be proprietary. We may also be required to compromise protections or yield rights to technology, data or intellectual property in order to conduct business in or access markets in certain jurisdictions, either through formal written agreements or due to legal or administrative requirements in the host nation. If we are not able to protect our intellectual property rights, our business, financial condition and results of operations may be adversely affected.
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
We conduct business operations in a number of countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our income tax expense could increase significantly if certain tax incentives from which we benefit are retracted. A retraction could occur if we fail to satisfy the conditions on which these tax incentives are based, or if they are not renewed or replaced upon expiration. Our income tax expense could also increase if tax rates applicable to us in such jurisdictions are otherwise increased, or due to changes in legislation or administrative practices. Changes in our outlook in any particular country could impact our ability to meet the required conditions. See Item 5, "Operating and Financial Review and Prospects — MD&A — Operating Results — Income taxes" and note 20 to the Consolidated Financial Statements in Item 18 for a discussion of recently expired tax incentives, the status of existing tax incentives, and a challenge to our Brazilian sales tax levy rates.
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

We are subject to tax audits in various jurisdictions, which could result in additional tax expense in future periods related to prior results. Any such increase in our income tax expense and related interest and/or penalties could have a significant adverse impact on our future earnings and future cash flows. The successful pursuit of assertions made by any tax authority could result in our owing significant amounts of tax, interest, and possibly penalties. We believe we adequately accrue for any probable potential adverse tax ruling. However, there can be no assurance as to the final resolution of any claims and any resulting proceedings. If any claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and could be in excess of amounts accrued.
As at December 31, 2020, a significant portion of our cash and cash equivalents was held by foreign subsidiaries outside of Canada, a large part of which may be subject to withholding taxes upon repatriation under current tax laws. We have repatriated in 2020, and currently expect to repatriate in the foreseeable future, an aggregate of approximately $300 million from various foreign subsidiaries (December 31, 2019 — expected to repatriate $117 million), which has increased our related deferred tax liabilities.
Our operations and our customer relationships may be adversely affected by disruptions to our information technology (IT) systems, including disruptions from cybersecurity breaches of our IT infrastructure.

We rely on IT networks and systems, including those of third-party service providers, to process, transmit and store electronic information. In particular, we depend on our IT infrastructure for a variety of functions, including worldwide financial reporting, inventory and other data management, procurement, invoicing and email communications. Any of these systems may be susceptible to outages due to fire, floods, power loss, telecommunications failures, terrorist attacks, sabotage and similar events. Global cybersecurity threats and incidents can range from uncoordinated individual attempts to gain unauthorized access to our IT systems to sophisticated and targeted measures known as 'advanced persistent threats'. The ever-increasing use and evolution of technology, including cloud-based computing and the rise of the 'Internet of Things,' creates opportunities for the unintentional dissemination or intentional destruction of confidential information stored in our systems or in non-encrypted portable media or storage devices. We could also experience a business interruption, information theft of confidential data, or reputational damage from industrial espionage attacks, malware or other cyber-attacks, which may compromise our system infrastructure or lead to data leakage, either internally or at our third-party providers. Despite the implementation of advanced threat protection, information and network security measures and disaster recovery plans, our systems and those of third parties on which we rely may also be vulnerable to computer viruses, break-ins and similar disruptions. This risk is enhanced as a result of the number of employees currently working remotely due to COVID-19, through the increased use of home networks that may lack encryption or secure password protection, virtual meeting/conference security concerns and increase of phishing/cyber-attacks around COVID-19 digital resources. If we or our vendors are unable (or are perceived as unable) to prevent or promptly identify and remedy such outages and breaches, our operations may be disrupted, our business reputation could be adversely affected, and there could be a negative impact on our financial condition and results of operations. We expect that risks and exposures related to cybersecurity attacks will remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats.
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
•the volume and timing of customer demand relative to our capacity;
•the typical short life cycle, and success in the marketplace, of our customers' products;
•the cyclical nature of customer demand in several of our businesses;
•customers' financial condition;
•changes to our mix of customers, programs and/or end market demand;
•how well we execute on our operational strategies, and the impact of changes to our business model;
•varying revenues and gross margins among geographies and programs for the products or services we provide;
•pricing pressures, the competitive environment and contract terms and conditions;
•upfront investments and challenges associated with the ramping of programs for new or existing customers;
•provisions or charges resulting from unexpected changes in market conditions impacting our industry or the end markets we serve;
•customer disengagements or terminations or non-renewal of customer programs, arrangements or agreements;
•the timing of expenditures in anticipation of future orders;
•our effectiveness in planning production and managing inventory, fixed assets and manufacturing processes;
•operational inefficiencies and disruptions in production at individual sites;
•unanticipated disruptions to our cash flows;
•changes in cost and availability of commodities, materials, components, services and labor;
•current or future litigation;
•seasonality in quarterly revenue patterns across some of our businesses;
•governmental actions or changes in legislation;
•currency fluctuations; and
•changes in U.S. and global economic and political conditions and world events, including the impact of External Events.
See Item 5, "Operating and Financial Review and Prospects — MD&A — Overview" for a discussion of additional factors, including rapid shifts in technology, model obsolescence, commoditization of certain products, and the emergence of new business models, that contribute to the complexity of managing our operations and fluctuations in our financial results.
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
Our HealthTech business is subject to regulation by the U.S. Food and Drug Administration (FDA), Health Canada, the European Medicines Agency, the Brazilian Health Surveillance Agency, and similar regulatory bodies in other jurisdictions, relating to the medical devices and hardware we manufacture for our customers. Our sites that deliver products to the healthcare industry are certified or registered in quality management standards applicable to the healthcare industry. We are required to comply with various statutes and regulations related to the design, development, testing, manufacturing and labeling of our medical devices in addition to reporting of certain information with respect to the safety of such products. Any failure to comply with these regulations could result in fines, injunctions, product recalls, import detentions, additional regulatory controls, suspension of production, and/or the shutting down of one or more of our sites, among other adverse outcomes. Failure to comply with these regulations may also materially affect our reputation and/or relationships with customers and regulators.
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
As a public company, we are subject to stringent laws, regulations and other requirements, including the U.S. Sarbanes-Oxley Act and the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank), affecting, among other areas, our accounting, internal controls, corporate governance practices, securities disclosures and reporting. For example, due to our complex supply chain, compliance with Dodd-Frank diligence, disclosure and reporting requirements with respect to defined "conflict minerals" is time-consuming and costly. If we are unable to ascertain the origins of all such minerals used in the manufacturing of our products through the due diligence procedures we implement, we may be unable to satisfy our customers' certification requirements. This may harm our reputation, damage our customer relationships and result in a loss of revenue. If the U.S. Securities and Exchange Commission rules or other new social or environmental standards limit our pool of suppliers in order to produce "conflict free" or "socially responsible" products, or otherwise adversely affect the sourcing, supply and pricing of materials used in our products, we could also experience cost increases and a material adverse impact on our operating results.
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
We are subject to a variety of domestic and foreign employment laws, including those related to: workplace safety, discrimination, harassment, whistle-blowing, wages and overtime, personal taxation, classification of employees, work authorizations and severance. Compliance with such laws may increase our costs. In addition, such laws are subject to change, and enforcement activity relating to these laws, particularly outside of the U.S., may increase as a result of greater media attention due to alleged violations by other companies, changes in law, political and other factors. There can be no assurance that, in the future, we will not be found to have violated elements of such laws. Any such violations could lead to the assessment of fines or damages against us by regulatory authorities or claims by employees, any of which could adversely affect our operating results and/or our reputation.
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

     We are also subject to increasing expectations and data security requirements from our customers, including those related to the U.S. Federal Acquisition Regulation, U.S. Defense Federal Acquisition Regulation Supplement, and U.S. Cybersecurity Maturity Model Certification. In addition, we must comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in various jurisdictions. For example, the European Union's General Data Protection Regulation, and similar legislation in other jurisdictions in which we operate, impose additional obligations on companies regarding the handling of personal data and provide certain individual privacy rights to persons whose data is stored. Compliance with customer expectations and existing, proposed and recently enacted laws and regulations can be costly; any failure to comply with these expectations and regulatory standards could subject us to legal and reputational risks. Misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against the Company by governmental entities or others, fines and penalties, damage to our reputation and credibility and could have a negative impact on our business and results of operations.
We may be required to make larger contributions to our defined benefit pension and other benefit plans in the future.
We maintain defined benefit and defined contribution pension plans, as well as other benefit plans globally. Our pension obligations are based on certain assumptions relating to plan asset performance, salary changes, employee turnover, retirement ages, life expectancy, expected healthcare costs, the performance of the financial markets, future interest rates, and plan and legislative changes. If actual results or future expectations differ from these assumptions or if statutory funding requirements change, the amounts we are obligated to contribute to the pension plans may increase and such increase could be significant. We are also required to contribute amounts to our other benefit plans to meet local statutory or such plans' funding requirements. The amounts we are obligated to contribute may increase due to legislative or other changes.
Failure to comply with the conditions of government grants may lead to grant repayments and adversely impact our financial performance.
We have received grants from government organizations or other third parties as incentives related to capital investments or other expenditures. These grants often have future conditions with which we must comply. If we do not meet these future conditions, we could be obligated to repay all or a portion of the grant, which could adversely affect our financial position and operating results. In addition, there can be no assurance that we will qualify for, and/or collect, further COVID Subsidies, which could also adversely affect our financial position and operating results.
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
Borrowings under our revolver generally bear interest at a selected rate plus a margin ranging from 0.75% to 2.5%, depending on the rate we select and a defined consolidated leverage ratio (and commitment fees range between 0.35% and 0.50%, depending on such leverage ratio). Our term loans currently bear interest at LIBOR plus a specified margin (2.125% for one term loan and 2.5% for the other). These borrowings expose us to interest rate risks due to fluctuations in these rates and margins, and our interest rate swap agreements only apply to a portion of the total borrowings under our term loans. Significant interest rate fluctuations may adversely affect our business, operating results and financial condition.

Changes to LIBOR may negatively impact us.

    The U.K. Financial Conduct Authority, which regulates LIBOR, has announced that it intends to stop encouraging or requiring banks to submit LIBOR rates after 2021. Currently, however, there is uncertainty as to the timing and methods of transition to alternate rates. We have obligations under our credit facility, lease arrangements, derivative instruments, and financing and discounting programs that are indexed to LIBOR (LIBOR Agreements). The interest rates under these agreements are subject to change when LIBOR ceases to exist. See note 21 to our Consolidated Financial Statements in Item 18. If LIBOR is phased out or transitioned, we cannot assure that any applicable alternate reference rates will result in substantially similar interest rate calculations under the LIBOR Agreements. If any such alternative reference rates are higher than LIBOR, interest rates under the affected LIBOR Agreements would increase, which would adversely impact our interest expense, A/R discount charges, and our results of operations and cash flows. In addition, with respect to our interest rate swap agreements, hedge ineffectiveness could result due to the cessation of LIBOR if such agreements transition under the International Swaps and Derivative Association (ISDA) protocols using a different spread adjustment as compared to the underlying hedged debt. We will continue to monitor developments with respect to the cessation of LIBOR, and will evaluate potential impacts on the LIBOR Agreements and our financial results. However, we are currently unable to predict when the publication of LIBOR will cease, nor what the future replacement rates or consequences on our operations or financial results will be.
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
Gerald W. Schwartz, the Chairman of the Board and Chief Executive Officer of Onex, indirectly owns shares representing the majority of the voting rights of the shares of Onex. The interests of Onex and Mr. Schwartz may differ from the interests of the remaining holders of SVS. For additional information about our principal shareholders, see Item 7(A), "Major Shareholders." Also see Item 7(B), "Related Party Transactions" for a description of related party transactions involving Onex and/or Mr. Schwartz.
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
Accounting standards are revised periodically and/or expanded upon by applicable standard-setting bodies. While these accounting changes do not typically affect the economics of our business, such standards have in the past, and may in the future, have a significant effect on our accounting methods and reported results. Our Consolidated Financial Statements are prepared in accordance with IFRS. Our reported financial information may not be comparable to the information reported by our competitors or other public companies that use different accounting standards.

The market price of our SVS has been volatile.
Volatility in our business can result in significant price and volume fluctuations in the market price of our SVS. Factors such as changes in our operating results, announcements by our customers, competitors or other events affecting companies in the electronics industry, currency fluctuations, general market fluctuations, macro-economic conditions, and External Events may cause the market price of our SVS to decline. In addition, if our operating results do not meet the expectations of securities analysts or investors, the price of our SVS could decline. Furthermore, the existence of our NCIB may cause our SVS price to be higher than it would be in the absence of such a program, and repurchases under the NCIB expose us to risks resulting from a reduction in the size of our "public float," which may reduce our trading volume as well as our SVS price.
There can be no assurance that we will continue to repurchase SVS for cancellation.
Although we currently have an NCIB in effect, whether we repurchase SVS under such NCIB for cancellation, and the amount and timing of any such repurchases, is subject to the Repurchase Restriction, capital availability and periodic determinations by our Board of Directors (Board) that SVS repurchases are in the best interest of our shareholders and are in compliance with all applicable laws and agreements. Any future permitted SVS repurchases, including their timing and amount, may be affected by, among other factors: our consolidated leverage ratio (as defined in our credit facility); our views on potential future capital requirements for strategic transactions, including acquisitions; debt service requirements; our credit rating; changes to applicable tax laws or corporate laws; and changes to our business model. In addition, the amount we spend and the number of SVS we are able to repurchase for cancellation under any NCIB or substantial issuer bid may further be affected by a number of other factors, including the SVS we repurchase to satisfy stock-based compensation awards, the price of our SVS and blackout periods in which we are restricted from repurchasing SVS. Our SVS repurchases may change from time to time, and even if permitted under our credit facility, we cannot provide assurance that we will continue to repurchase SVS for cancellation in any particular amounts or at all. A reduction in or elimination of our SVS repurchases could have a negative effect on our stock price.
Potential unenforceability of judgments.
We are incorporated under the laws of the Province of Ontario, Canada. Our controlling persons, a majority of our directors, and certain of our officers are residents of (or are organized in) Canada. Also, a substantial portion of our assets and the assets of these persons are located outside of the U.S. As a result, it may be difficult to effect service of process within the U.S. upon those directors, officers, or controlling persons who are not residents of the U.S, or to enforce judgments in the U.S. obtained in courts of the U.S. It may also be difficult for shareholders to enforce a U.S. judgment in Canada predicated upon the civil liability provisions of U.S. federal or state securities laws or to succeed in a lawsuit in Canada based only on U.S. federal or state securities laws.
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
Our business and operations could be adversely impacted by environmental, social and governance (ESG) initiatives.

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

Further, investors are placing a greater emphasis on non-financial factors, including ESG factors, when evaluating investment opportunities. Although we actively manage a broad range of ESG matters, including the potential impact of our business on society and the environment, there can be no certainty that we will manage such issues effectively, or that we will successfully meet society’s expectations in this regard. The perception of our operations held by our shareholders, potential investors, suppliers, customers, other stakeholders, or the communities in which we do business may depend, in part, on the ESG standards we have chosen to aspire to meet, whether or not we meet these standards on a timely basis or at all, and whether or not we meet external ESG factors they deem relevant. In addition, notwithstanding our achievements in these regards, the subjective nature and wide variety of methods and processes used by various stakeholders, including investors, to assess a company with respect to ESG criteria can result in the perception of negative ESG factors or a misrepresentation of our ESG policies and practices. In addition, by electing to set and publicly share our ESG standards, our business may face increased scrutiny related to ESG activities. As a result, our reputation could be harmed if we fail to act effectively in the areas in which we report. In addition, our failure to achieve progress on our ESG policies and practices on a timely basis, or at all, or to meet ESG criteria set by third parties, could adversely affect our SVS price, business, financial performance, or growth.

Item 4.    Information on the Company
A.    History and Development of the Company
We were incorporated in Ontario, Canada on September 27, 1996. Our legal and commercial name is Celestica Inc. We are a corporation domiciled in the Province of Ontario, Canada and operate under the Business Corporations Act (Ontario) (OBCA). Our principal executive offices are located at 5140 Yonge Street, Suite 1900, Toronto, Ontario, Canada M2N 6L7. Our telephone number is (416) 448-5800, and our internet address is www.celestica.com. Information on our website is not incorporated by reference into this Annual Report.
Prior to our incorporation, we were an IBM manufacturing unit that provided manufacturing services to IBM for more than 75 years. In 1993, we began providing electronics manufacturing services to non-IBM customers. In October 1996, we were purchased from IBM by an investor group led by Onex, and in 1998, we completed our initial public offering.
A description of our acquisition activities, our principal capital expenditures (including property, plant and equipment), and our financing activities over the last three financial years is set forth in notes 3, 4, 7, 12, 13, 22, and 25 to the Consolidated Financial Statements in Item 18, and Item 5, "Operating and Financial Review and Prospects — MD&A."
A description of our divestiture activities (including our restructuring activities) over the last three financial years is set forth in notes 6, 7 and 16 to the Consolidated Financial Statements in Item 18, and Item 5, "Operating and Financial Review and Prospects — MD&A," including a discussion of the consummation of the sale of our real property located in Toronto, Ontario, and related transition matters. Item 5, "Operating and Financial Review and Prospects — MD&A" also describes principal divestitures (including our restructuring activities) currently in progress and planned for 2021.
A description of our significant commitments for capital expenditures as at December 31, 2020 and those currently in progress and planned for 2021 is set forth in Item 5, "Operating and Financial Review and Prospects — MD&A — Liquidity — Tabular Disclosure of Contractual Obligations: Additional Commitments."
    See "Overview — Celestica's business" and "Recent Developments" in Item 5, "Operating and Financial Review and Prospects — MD&A" for a discussion of the anticipated impact of our CCS Review, including the Cisco Disengagement, and related restructuring actions; as well as recent adverse trends impacting our businesses, including the impact of COVID-19 on our business in 2020.
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
Our ATS segment consists of our ATS end market, and is comprised of our A&D, Industrial, Energy, HealthTech, and Capital Equipment businesses. Our Capital Equipment business is comprised of our semiconductor, display, and power & signal distribution equipment businesses. Our CCS segment consists of our Communications and Enterprise end markets. Our Enterprise end market is comprised of our servers and storage businesses. All period percentages and financial information in this Annual Report reflect the current presentation. See note 26 to the Consolidated Financial Statements in Item 18.

Our customers include original equipment manufacturers (OEMs), cloud-based and other service providers, including hyperscalers, and other companies in a wide range of industries. Our global headquarters is located in Toronto, Ontario, Canada. We operate a network of sites and centers of excellence (discussed below) strategically located in North America, Europe and Asia, with specialized end-to-end supply chain capabilities tailored to meet specific market and customer product lifecycle requirements.
We offer a comprehensive range of product manufacturing and related supply chain services to customers in both of our segments, including design and development, new product introduction, engineering services, component sourcing, electronics manufacturing and assembly, testing, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics, asset management, product licensing, and after-market repair and return services. Within design and development, our HPS offering (previously referred to as Joint Design and Manufacturing, or JDM) includes the development of hardware platforms and design solutions in collaboration with customers, as well as management of the program's design and aspects of the supply chain, manufacturing, and after-market support. Our HPS offering has expanded from joint design and manufacturing services to a full suite of hardware platform solutions and aftermarket services. As a result, we believe that the term JDM no longer accurately captures the breadth of our advanced R&D investments in hardware and technology platforms, or the broad end-to-end services we provide throughout the product lifecycle, from design to aftermarket support. As a result, we now refer to JDM as Hardware Platform Solutions, or HPS.
We believe our services and solutions create value for our customers by enabling their strategies, while accelerating their time-to-market, and by providing higher quality, lower cost, and reduced cycle times (as compared to insourcing) in our customers' supply chains. We believe this results in lower total cost of ownership, greater flexibility, higher return on invested capital and improved competitive advantage for our customers in their respective markets.
We depend on a small number of customers for a substantial portion of our revenue. In the aggregate, our top 10 customers represented 66% of our total 2020 revenue (2019 — 65%). In 2020, no customer individually represented 10% or more of total revenue (Cisco Systems, Inc. accounted for 9% of total 2020 revenue). In 2019, we had one customer (Cisco Systems, Inc.) that individually represented 10% or more of total revenue. Significant reductions in, or the loss of, revenue from these or any of our major customers may have a material adverse effect on us. See Item 3(D), Key Information — Risk Factors — "We are dependent on a limited number of customers and end markets. A decline in revenue from, or the loss of, any significant customer, could have a material adverse effect on our financial condition and operating results." Also see Item 5, "Operating and Financial Review and Prospects — MD&A — Recent Developments — Segment Environment: CCS Segment" for a discussion of the Cisco Disengagement, as well as other disengagements stemming from our CCS Review, and the anticipated impact of these disengagements on our business.
Products and services in our ATS segment are extensive and are often more regulated than in our CCS segment, and can include the following: government-certified and highly-specialized manufacturing, electronic and enclosure-related services for A&D customers; high-precision semiconductor and display equipment and integrated subsystems; a wide range of industrial automation, controls, test and measurement devices; advanced solutions for surgical instruments, diagnostic imaging and patient monitoring; and efficiency products to help manage and monitor the energy and power industries. Our ATS segment businesses typically have higher margin profiles and margin volatility, higher working capital requirements, and longer product life cycles than the businesses in our CCS segment. Products and services in our CCS segment consist predominantly of enterprise-level data communications and information processing infrastructure products, and can include routers, switches, data center interconnects, servers and storage-related products used by a wide range of businesses and cloud-based and other service providers to manage digital connectivity, commerce and social media applications. Our CCS segment businesses typically have lower margin profiles, lower working capital requirements, and higher volumes than the businesses in our ATS segment. Within our CCS segment, however, our HPS business (which includes firmware/software enablement across all primary IT infrastructure data center technologies and aftermarket services) typically has a higher margin profile than our traditional CCS businesses, but also requires specific investments (including R&D) and higher working capital. As a result, our CCS segment margin can fluctuate from period to period depending on our mix of CCS segment business in any quarter.

We remain committed to making the investments we deem necessary to support our long-term growth strategy, strengthen our competitive position, enhance customer satisfaction, and increase long-term shareholder value. Within both of our segments, we are focused on: increased penetration in our end markets; diversifying our customer mix and product portfolios, including increasing design and development, engineering, and after-market services (higher value-added services); and diversifying our capabilities and supply chains. In response to slower growth rates and increased pricing pressures in our traditional markets, which continue to account for a substantial portion of our revenue, we intend to continue to concentrate on expanding our business beyond such traditional markets, including through CCS segment growth initiatives focused on our newly-reshaped CCS segment portfolio, and by continuing to pursue new customers and acquisition opportunities in our ATS segment. See "Celestica’s Strategy" below for a discussion of our strategy, and Item 5, "Operating and Financial Review and Prospects — MD&A — Operating Goals and Priorities" for a discussion of our current priorities.
Electronics Manufacturing Services Industry
Overview
Leading EMS companies manage global networks that are capable of delivering customized supply chain solutions. They offer end-to-end services for the entire product lifecycle, including design and engineering services, manufacturing, assembly, testing, systems integration, fulfillment and after-market services. Our customers, which include OEMs, cloud-based and other service providers (including hyperscalers), and other companies in a wide range of industries, outsource these services to address challenges related to cost, asset utilization, quality, time-to-market, demand volatility, customer support, and rapidly changing technologies.
We believe outsourcing by these companies will continue across a number of industries as a means to:
Reduce Operating Costs and Invested Capital. EMS companies with global infrastructure can provide access to a network of manufacturing sites with supply chain management expertise, advanced engineering capabilities, flexible capacity and economies of scale. By outsourcing to EMS companies, customers can reduce their overall product lifecycle and operating costs, working capital, and property, plant and equipment investment requirements.
Focus Resources on Core Competencies. Many EMS customers prioritize their resources on their core competencies of product development, sales, marketing and customer service, by outsourcing design, engineering, manufacturing, supply chain, product lifecycle management, and other product support requirements to their EMS partners.
Improve Time-to-Market. Short product lifecycles require companies that use our services to continually reduce the time and cost of bringing products to market. We believe that such companies can significantly improve their product development cycles and enhance time-to-market by benefiting from the expertise and infrastructure of EMS providers, including their capabilities relating to design and engineering services, prototyping and the rapid ramp-up of new products to high-volume production, all with the critical support of global supply chain management and manufacturing networks.
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
Access Leading Engineering Capabilities and Technologies. EMS providers can assist companies in the development of new product concepts, the re-design of existing products, and improvements with respect to the performance, cost and time required to bring products to market. In addition, companies can gain access to high-quality manufacturing expertise and capabilities in the areas of advanced process, interconnect and test technologies.
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
Increase Penetration in our End Markets/Offerings. We strive to establish a diverse customer base. Our goal is to increase our presence across our end markets, with particular emphasis on CCS segment growth initiatives focused on our newly-reshaped CCS segment portfolio, including our HPS business, and expanding our ATS segment, both organically and through acquisitions. Revenue from our HealthTech and Capital Equipment businesses for 2020 increased by an aggregate of approximately 30% from 2019. Within our CCS segment, we continue to expand our HPS offering, which accounted for 15% of our 2020 revenue. Our Lifecycle Solutions revenue, which is comprised of our aggregate ATS segment and HPS business revenues, represented 51% of our 2020 revenue, and is expected to grow in subsequent years. We intend to continue to expand our portfolio in higher margin service offerings (including HPS).

Our end market revenue as a percentage of total revenue is as follows:

	2018	2019	2020
ATS	33%	39%	36%
Communications	41%	40%	42%
Enterprise	26%	21%	22%
Selectively Pursue Acquisitions and Strategic Transactions. We will continue to selectively seek acquisition opportunities and strategic transactions in order to (i) profitably grow our revenue, (ii) further develop strategic relationships with customers in our end markets; (iii) enhance the scope of our capabilities and service offerings, (iv) enhance our intellectual property portfolio, and (v) expand our capabilities and offerings to include further aftermarket services and product licensing opportunities.
Continuously Improve Operational Performance. We will continue to focus on: (i) managing our mix and volume of business and service offerings to improve our overall margins, (ii) leveraging our supply chain practices globally to lower materials costs, minimize lead times and improve our planning cycle to better meet volatility in customer demand and improve asset utilization and inventory levels, (iii) successfully ramping new programs, and (iv) improving operating efficiencies to reduce costs and improve margins. In order to help us streamline our processes, we continue to invest in our "digital factory," which automates and connects our equipment, people and systems throughout our global network, including our customers and suppliers. Although our overall revenues decreased in 2020 compared to 2019, our mix of programs, and volume leverage across several of our businesses had a favorable impact on our gross margin in 2020. In addition, our cost reductions initiatives, intended to further streamline our business, increase operational efficiencies and improve our productivity, had a favorable impact on our profitability in 2020.
Develop and Grow Trusted Relationships with Leading Customers. We continue to pursue profitable, strategic relationships with industry leaders that we believe can benefit from our services and solutions. We strive to respond to our customers' needs with speed, flexibility and predictability. We have established and maintain strong relationships with a diverse mix of leading OEMs, cloud-based and other service providers and other companies across our end markets. We believe that our customer base is a strong potential source of growth for us as we seek to strengthen these relationships through the delivery of additional services.
Expand Range of Service Offerings and Continue to Invest in Developing New Technology, Quality Products and Supply Chain Solutions and Services. We continually seek to expand the services we offer to our customers, and we are committed to meeting our customers' needs in the areas of technology, engineering, quality, product lifecycle management and supply chain management. We believe our expertise in these areas enables us to meet the rigorous demands of our customers, allows us to produce a variety of electronic products ranging from high-volume electronics to highly complex technology infrastructure products used in a broad array of end markets, and allows us to deliver consistently reliable products to our customers. We also believe the systems and collaborative processes associated with our expertise in supply chain management help us to adjust our operations to meet customer lead time requirements, and quickly and effectively deliver products directly to end customers. We collaborate with our suppliers to influence component design for the benefit of our customers. As a result of the successes that we have had in these areas, we have been recognized with numerous customer and industry achievement awards.

    See Item 5, "Operating and Financial Review and Prospects — MD&A — Operating Goals and Priorities" for a discussion of our current priorities and areas of focus.
Celestica's Business
Innovative Supply Chain Solutions and Services
We are a global provider of innovative supply chain solutions. We offer a range of services including design and development, engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly, testing, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics, asset management, product licensing, and after-market repair and return services. Our design and development services include our HPS offering, which consists of developing hardware platforms and design solutions in collaboration primarily with CCS segment customers, as well as managing aspects of the supply chain and manufacturing. Our HPS offering has expanded from joint design and manufacturing services to a full suite of hardware platform solutions (including firmware/software enablement across all primary IT infrastructure data center technologies) and aftermarket services. We believe that our HPS offering helps to differentiate us from other EMS providers, by encompassing advanced technology design solutions that customers can tailor to their specific platform applications. We execute our business in our global network of sites, including our designated centers of excellence, strategically located in North America, Europe and Asia. We leverage these sites and centers of excellence, information technology, and our supply chain expertise using collaborative processes and a team of highly skilled, customer-focused employees. We believe that our ability to deliver a range of supply chain and hardware solutions to our customers provides them with a competitive lead time, and advantages in quality, flexibility and total cost of ownership.
The objective of our centers of excellence program is to help ensure that our operations reflect a solid understanding of the markets we serve, have current capabilities and standardized practices, and are positioned to provide efficiency, consistency, and value to our customers around the globe. To obtain "center of excellence" status, our sites must meet our defined criteria pertaining to quality, supply chain capabilities, Lean and Six Sigma, market specific certifications (to the extent applicable), and other matters regarding their operations. In addition, we have established a Master Validation Plan to help ensure that our IT systems that support regulated industries, including HealthTech and A&D, are compliant with customer expectations with respect to data security.
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
In addition to these standards, we deploy Lean initiatives to help drive manufacturing efficiencies, cycle times velocities and improved product quality, and use Six Sigma extensively in an effort to reduce process variation and to drive root cause problem-solving. Lean and Six Sigma methods are also used in non-production areas to streamline our processes and eliminate waste. We apply the knowledge we gain in our after-market services to help improve the quality and reliability of next-generation products. We believe that success in these areas helps our customers to lower their costs, positioning them more competitively in their respective markets.
Design and Engineering Services
Our global design teams are focused on delivering flexible solutions and expertise, intended to help customers reduce overall product costs, improve time-to-market, introduce competitively differentiated products, and drive hardware innovations. For customer-owned designs, we augment their design teams, and utilize our proprietary design analysis tools to minimize design revisions and to achieve improved manufacturing yields. Our HPS offering includes the development of hardware platforms and design solutions in collaboration with customers, managing aspects of the supply chain, and manufacturing their products. Our HPS offering has expanded from joint design and manufacturing services to a full suite of hardware platform solutions (see "Innovative Supply Chain Solutions and Services" above). It is an engineering-led, intellectual-property-based offering that allows us to drive hardware innovation for our customers and further broaden our value proposition by leveraging our ecosystem partners and broad range of capabilities in this space. We continue to invest in leading-edge product roadmaps and design capabilities aligned with both market standards and emerging technologies in support of our HPS offering. We are currently delivering both partially customized HPS products, and complete hardware platform solutions to customers in the storage, servers, and communications markets. These products are intended to help our customers reach their markets faster and enable their strategies, while reducing product costs and building valuable intellectual property for their product portfolios and/or data centers. Through our collective experience with common technologies across multiple industries and product groups, we believe we provide quality and cost-focused solutions for a wide range of our customers' design needs. Revenue attributable to our HPS business has grown by approximately 60% since 2018, due in part to increased demand resulting from COVID-19 in 2020.
We collaborate with some of our core customers' product designers in the early stages of product development, using advanced tools to enable new product ideas to progress from electrical and application-specific integrated circuit design, to simulation, physical layout and design review, all intended to ensure readiness for manufacturing. We use our design expertise to create innovative technologies and hardware product solutions, and leverage key ecosystem partners to drive both innovation and supply chain leverage. Our HPS offering encompasses advanced technology hardware design solutions that customers can tailor to their specific applications. We believe that collaboration between our customers' teams, key ecosystem partners, and our design and manufacturing groups helps to ensure that new designs are released rapidly, smoothly and cohesively into production.
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
Failure Analysis and After-Market Services
Our extensive failure analysis capabilities concentrate on identifying the root cause of product failures and determining corrective actions. Products are subjected to various environmental extremes, including temperature, humidity, vibration, voltage and contamination. Field conditions are simulated in failure analysis laboratories which employ electron microscopes, spectrometers and other advanced equipment. Our engineers work proactively in partnership with suppliers and customers in an effort to discover product failures before products are shipped, and to develop and implement solutions if required.
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
Product Licensing

With respect to our partners that are seeking to rationalize their product lines, licensing to us provides them with an alternative to sale or discontinuation. Celestica manages the entire business process for the licensed product or product line, including order acceptance, customer service, engineering, supply chain, obsolescence management, manufacturing, logistics, service parts offering, and after-market services. This allows our partners to continue to serve their customers while maintaining ownership of their intellectual property, and to redeploy their resources for other uses.

Geographies
For each of 2018, 2019 and 2020, approximately 70% of our revenue was produced in Asia and approximately 20% of our revenue was produced in North America. Revenue produced in Canada represented 6% of revenue in 2020 (2019 — 8%; 2018 — 9%). Our property, plant and equipment in Canada represented 8% of our property, plant and equipment at December 31, 2020 (December 31, 2019 — 10%; December 31, 2018 — 9%). A listing of our principal locations is included in Item 4(D), "Information on the Company — Property, Plants and Equipment." Certain geographic information for countries with 10% or more of our external revenue, property, plant and equipment (and commencing in 2019, ROU assets), and intangible assets and goodwill is set forth in note 26 to the Consolidated Financial Statements in Item 18.
Marketing and Customer Experience
We structure our business development teams by end market, with a focus on offering market insight and expertise, and complete manufacturing and supply chain solutions to our customers. We have customer-focused teams, each headed by a group general manager who oversees the global relationship with our key customers. These teams work with our subject matter experts to meet the requirements of each customer's product or supply chain. Our global network is comprised of customer-focused teams, operational and project managers, and supply chain management teams, as well as senior executives.
We provide comprehensive support before, during and after the delivery of our products and services. We seek to deepen and grow our customer relationships by providing consistent, high-quality implementation and customer support services, which we believe drives customer retention and additional opportunities within our existing customer base.
Customer Concentration and Relationship Management
We target industry-leading customers in each of our segments. Our current CCS segment customers include Dell Technologies, Hewlett-Packard Enterprise, Hewlett-Packard Inc., IBM Corporation, Juniper Networks, Inc., NEC Corporation, Oracle Corporation, and Polycom, Inc. See Item 5, "Operating and Financial Review and Prospects — MD&A — Recent Developments — Segment Environment: CCS Segment" for a discussion of the Cisco Disengagement, as well as other disengagements stemming from our CCS Review, and the anticipated impact of these disengagements on our business. Our current ATS segment customers include Applied Materials, Inc., Honeywell Inc., Lam Research and Raytheon Company. We are focused on strengthening our relationships with strategic customers through the delivery of new and expanding end-to-end solutions.
The following table sets forth the customers that individually represented 10% or more of total revenue for the years indicated. No customer individually represented 10% or more of total revenue in 2020.

	Segment	Year ended December 31
		2018	2019
Cisco Systems, Inc.	CCS	14%	12%
Dell Technologies	CCS	10%	*
Total		24%	12%
* Less than 10%.
Our top 10 customers represented 66%, 65% and 70% of total revenue for 2020, 2019 and 2018, respectively.
We generally enter into master supply agreements with our customers that provide the framework for our overall relationship, although such agreements do not guarantee any level of business or fixed pricing. Instead, we bid on a program-by-program basis and typically receive customer purchase orders for specific quantities and timing of products. We believe that our customer-focused factories are flexible and can be reconfigured as needed to meet customer-specific product requirements and fluctuations in volumes (although we do incur increased production costs from time to time in connection with unexpected demand changes). A majority of these supply agreements also require the customer to purchase unused inventory that we have purchased to fulfill that customer's forecasted manufacturing demand. Some of these agreements require us to provide specific price reductions to our customers over the term of the contracts, which has had (and is expected to continue to have) a significant adverse impact on our revenues, gross margin and operating results. Also see Item 3(D), Key Information — Risk Factors — "Inherent challenges in managing changes in customer demand may impact our planning, supply chain execution and manufacturing, and may adversely affect our operating performance and results."

Research and Technology Development
We use advanced technology to design, assemble and test the products we manufacture. We continue to invest in our global design services and capabilities to conceive differentiated HPS product solutions for our customers.
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
Our ongoing R&D activities include the development of processes, test technologies, and hardware platform solutions, spanning core data center technologies, that can be used as-is or customized to optimize a customer's specific applications. Our HPS offering is focused on developing design solutions and subsequently managing the other aspects of the supply chain, including product manufacturing. We focus our solutions on developing current and next generation storage, server and communications products (in particular, elements of data centers, which include the development of complete hardware platform solutions to reduce product costs and accelerate time to market, and which we believe will continue to grow). We work directly with our customers to understand their product roadmaps and requirements, and to develop technology solutions intended to meet their particular needs. We are proactive in developing manufacturing techniques that take advantage of the latest component, product and packaging designs. We have worked with, and have taken leadership roles in, industry and academic groups that strive to advance the state of technology in the industry. As we continue to pursue deeper relationships with our customers, and participate in additional services and revenue opportunities with them, we anticipate an increase in our spending in these areas.
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
Components and raw materials are sourced globally, with a majority of electronic components originating from Asian countries. See Item 3(D), Key Information — Risk Factors — "Our ability to successfully manage unexpected changes or risks inherent in our global operations and supply chain may adversely impact our financial performance" for a discussion of various risks related to our foreign operations. All of the products we manufacture or assemble require one or more components. In many cases, there may be only one supplier of a particular component. Some of these components could be rationed in response to supply shortages. We work with our suppliers and customers to attempt to ensure continuity in the supply of these components. In cases where unanticipated customer demand or supply shortages occur, we attempt to arrange for alternative sources of supply, where available, or defer planned production in response to the availability of the critical components. Notwithstanding these efforts, however, we experienced materials constraints from certain suppliers in both of our segments commencing in 2017, due in part to industry-wide shortages for certain electronic components. These constraints were also significantly exacerbated with respect to several of our businesses during 2020 as a result of COVID-19. These shortages caused delays in the production of customer products in both of our segments, and in combination with volatile market demand, negatively impacted our margins and resulted in higher-than-expected levels of inventory in 2020, and resulted in operational and materials inefficiencies and a continued backlog of orders. See Item 5, "Operating and Financial Review and Prospects — MD&A — Recent Developments — COVID-19" for a discussion of the impact of materials constraints due to COVID-19 on our business during 2020. However, the availability of previously constrained materials has improved generally.

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
To minimize the risk associated with inventory, we primarily order materials and components only to the extent necessary to satisfy existing customer orders and forecasts covered by the applicable customer contract terms and conditions. We have implemented specific inventory management strategies with certain suppliers, such as "supplier managed inventory" (pulling inventory at the production line on an as-needed basis) and on-site stocking programs. Our initiatives in Lean and Six Sigma also focus on eliminating excess inventory throughout the supply chain. Notwithstanding the foregoing, however, as a result of demand volatility from our customers and the materials constraints from certain suppliers discussed above, we carried higher than expected levels of certain inventory at December 31, 2020.
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
Our increased research and design activities have resulted in the growth of our dependence on our patent portfolio. We have over 280 hardware patents that are integral to our HPS business. We anticipate that such growth (and importance) will continue as we expand our business activities. In addition, we currently have a limited number of other patents and patent applications pending to protect our intellectual property. Other factors significant to our proprietary rights include the knowledge and experience of management and personnel, and our ability to develop, enhance and market electronics manufacturing services.
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
Competition
The EMS industry is highly competitive with multiple global EMS providers competing for customers and programs. Our competitors include Benchmark Electronics, Inc., Flex Ltd., Hon Hai Precision Industry Co., Ltd., Jabil Inc., Plexus Corp., and Sanmina Corporation, as well as smaller EMS companies that often have a regional, product, service or industry-specific focus, and ODMs (including Quanta Computer Inc., Wistron Corp., Delta Network, Inc., and Accton Technology Corp.) that provide internally designed products and manufacturing services. We provide hardware platform solutions as part of our HPS offering. There may be instances where our hardware platform solutions compete with a customer's hardware offerings.
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
The competitive landscape in our CCS segment remains aggressive, as demand growth continues to move from traditional enterprise network infrastructure providers to cloud-based and other service providers, resulting in aggressive bidding from EMS providers and increased competition from ODMs as they further penetrate these markets. As a result of the high concentration of our business in the CCS marketplace, these competitive pressures, aggressive pricing and technology-driven demand shifts, have negatively impacted, and may continue to negatively impact our CCS businesses in future periods. We intend to continue to monitor these dynamics and focus on cost and portfolio management, including HPS growth initiatives, in response to these factors. To enhance our competitiveness, we continue to focus on expanding our service offerings and capabilities beyond our traditional areas of EMS expertise, including expanding our HPS offerings.
See Item 3(D), Key Information — Risk Factors — "We operate in an industry comprised of numerous competitors and aggressive pricing dynamics" and Item 5, "Operating and Financial Review and Prospects — MD&A — Overview — Overview of business environment and Recent Developments."
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
Our past operations and the historical operation by others of our sites may have resulted in soil and groundwater contamination on our sites, and in many jurisdictions in which we operate, environmental laws impose liability for the costs of removal, remediation or risk assessment of hazardous or toxic substances on an owner, occupier or operator of real property even if such person or company was unaware of or not responsible for the discharge or migration of such substances. From time-to-time we investigate, remediate and monitor soil and groundwater contamination at certain operating sites. We generally obtain Phase I or similar environmental assessments (which involve general inspections without soil sampling or groundwater analysis), or review assessment reports undertaken by others, for our manufacturing sites at the time of acquisition or leasing. However, such assessments may not reveal all environmental liabilities (due, for example, to limited available information about prior operations at the properties or other gaps in information at the time we acquire or lease such sites), and assessments have not been obtained for all sites. Where contamination is suspected at sites being acquired or leased, Phase II intrusive environmental assessments (that can include soil and/or groundwater testing) are usually performed. We expect to conduct Phase I or similar environmental assessments in respect of future property acquisitions or leases and intend to perform Phase II assessments where appropriate. Past environmental assessments have not revealed any environmental liability that we believe will have a material adverse effect on our operating results or financial condition, in part because of contractual retention of liability by landlords and former owners at certain sites. However, any such contractual retention of liability may not provide sufficient protection to reduce or eliminate our liability. Third‑party claims for damages or personal injury are also possible and could result in significant costs to us. If more stringent compliance or cleanup standards under environmental laws or regulations are imposed, or the results of future testing and analyses at our current or former sites indicate that we are responsible for the release of hazardous substances into the air, ground and/or water, we may be subject to additional liability. Environmental matters may arise at sites where no problem is currently known or at sites that we may acquire in the future. See Item 3(D), Key Information — Risk Factors — "Compliance with governmental laws and obligations could be costly and may negatively impact our financial performance."
Environmental legislation also occurs at the product level. Celestica works with its customers in connection with compliance with applicable product-level environmental legislation in the jurisdictions where products are manufactured and/or offered for use and sale by our customers.
Backlog
Our A&D business continued to be negatively impacted by materials shortages throughout 2019 and 2020 (particularly in the first half of 2020), most significantly with respect to the availability of certain high reliability parts and machined components, resulting in, among other things, a continued backlog of orders. There was a gradual improvement in this backlog during 2020.

Although we obtain purchase orders from our customers, they typically do not commit to delivery of products more than 30 to 90 days in advance. We do not believe that the backlog of expected product sales covered by purchase orders is a meaningful measure of future sales, since generally orders may be rescheduled or canceled.
Seasonality
Seasonality is reflected in the mix of products we manufacture from quarter-to-quarter. From time to time, we experience some level of seasonality in our quarterly revenue patterns across certain of our businesses. The addition of new customers has introduced different demand cycles. For example, cloud-based service providers have increased their use of products in our CCS segment in recent periods. These customers and markets are cyclically different from our traditional OEM customers, creating more volatility and unpredictability in our revenue patterns, and additional challenges with respect to the management of our working capital requirements. The pace of technological change, the frequency of customers transferring business among EMS competitors and the constantly changing dynamics of the global economy will also continue to impact us. As a result of these factors, the impact of new program wins or program losses or non-renewals, overall demand variability, and limited visibility in technology end markets, it is difficult to isolate the impact of seasonality on our business. We typically experience our lowest overall revenue levels during the first quarter of each year. There is no assurance that this pattern will continue. See also Item 3(D), Key Information — Risk Factors — "Our revenue and operating results may vary significantly from period to period."
Controlling Shareholder Interest
Onex is our controlling shareholder with an approximate 81% voting interest in Celestica. Accordingly, Onex has the ability to exercise a significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where the SVS and MVS vote together as a single class. Such matters include electing our Board and thereby influencing significant corporate transactions, including mergers, acquisitions, divestitures and financing arrangements. Gerald W. Schwartz, the Chairman of the Board and Chief Executive Officer of Onex, indirectly owns shares representing the majority of the voting rights of the shares of Onex. For further details, refer to Item 3(D), Key Information — Risk Factors — "The interest of our controlling shareholder, Onex Corporation, with an approximate 81% voting interest, may conflict with the interests of other shareholders" and footnotes 2 and 3 of Item 7(A) "Major Shareholders and Related Party Transactions — Major Shareholders."
Government Regulation
Information regarding material effects of government regulations on Celestica's business is provided in the risk factors entitled "We are subject to the risk of increasing income and other taxes, tax audits and the challenges of successfully defending our tax positions, and obtaining, renewing or meeting the conditions of tax incentives and credits, any of which may adversely affect our financial performance," "Compliance with governmental laws and obligations could be costly and may negatively impact our financial performance," "Compliance or the failure to comply with employment laws and regulations may negatively impact our financial performance," and "Policies or legislation instituted or proposed by the former or new U.S. administration could have a material adverse effect on our business, results of operations and financial condition" in Item 3(D), Key Information — Risk Factors.
Sustainability
We are committed to driving sustainability initiatives through collaboration with our employees, customers, suppliers and local communities. Our Sustainability Report, which is published annually, outlines our sustainability strategy, the progress we have made as a socially responsible organization, and the key activities and milestones we are working to achieve for each of our focus areas: our planet, our product offerings, our people and our communities. Our most recent Sustainability Report, as well as our Corporate Values, can be found on our website: www.celestica.com (information on our website is not incorporated by reference into this Annual Report).

We strive to minimize the impact of our operations on the environment by working to make our infrastructure sustainable and by reducing our greenhouse gas (GHG) emissions. Since 2009, we have published annual reports documenting our corporate social responsibility programs and environmental sustainability initiatives. We currently report in accordance with the guidance of the Global Reporting Initiative (GRI), and plan to also issue future reports in accordance with additional standards, such as those of the Sustainability Accounting Standards Board (SASB) and the Task Force on Climate-related Financial Disclosures (TCFD). We are committed to reporting our GHG emissions annually, and have included third-party assurance of our GHG emissions in our annual report since 2013. Since 2010, we have responded to the CDP (formerly the Carbon Disclosure Project) climate change questionnaire, which enables engagement on environmental issues worldwide. Additionally in 2020, Celestica set a new GHG emissions reduction target through the Science Based Targets initiative (SBTi), which drives ambitious climate action by enabling companies to set science-based emissions reduction targets. We have adopted the United Nations Sustainable Development Goals as part of our sustainability strategy, as well as a Conflict Minerals Policy in accordance with Dodd-Frank. We fully support the objectives of the conflict minerals legislation, which aims to minimize violence in the Democratic Republic of Congo and adjoining countries, and expect our suppliers to provide all necessary declarations.

Diversity and Inclusion

We believe in building an inclusive culture that encourages diversity of thought and attributes while allowing employees to thrive, be valued and celebrated. This includes, but is not limited to, gender, race, age, ethnicity, religious or cultural background, disability, marital or family status, sexual orientation, gender identity, education, experiences, perspectives, language and other areas of potential difference. In furtherance of these beliefs, we have adopted a Diversity and Inclusion Policy, under which we are committed to providing a work environment in which everyone feels accepted and valued, by being treated fairly and with respect across the enterprise. Our Diversity and Inclusion Steering Committee (D&I Steering Committee) is comprised of five members of senior management and is co-chaired by the CEO and Chief Human Resources Officer. The D&I Steering Committee oversees diversity and inclusion at Celestica and ensures that diversity and inclusion are incorporated into Celestica’s culture, workplace and talent practices. The D&I Steering Committee has designated a Diversity and Inclusion Committee (D&I Committee) for the purpose of developing and promoting diversity. The D&I Committee is comprised of members designated by the D&I Steering Committee taking into account the diversity attributes, representation from various levels of roles and responsibilities within Celestica, and other factors they determine to be relevant for purposes of ensuring diverse and inclusive representation on the D&I Committee.

During 2020, the following actions were taken with respect to diversity and inclusion at Celestica:
•    Appointed a Diversity and Inclusion Leader to drive the Corporation’s diversity and inclusion strategy.
•    Launched a global Diversity and Inclusion survey, which provided employees with the opportunity to anonymously provide their perspectives on diversity and inclusion at Celestica, and a baseline to measure future progress. We have reviewed the survey data, and identified key focus areas for diversity policy and practice enhancements.
•    Our Chief Executive Officer (CEO) signed the CEO Action for Diversity & Inclusion Pledge, a CEO-driven business initiative for advancing diversity and inclusion within all organizations.

In furtherance of Board diversity, the Board adopted a new Board Diversity Policy in January 2021. In accordance with the Board Diversity Policy, Celestica aspires to attain by its annual meeting in 2023, and thereafter maintain, a Board composition in which at least 30% of the Board are women. Further, when identifying candidates for election or appointment to the Board of Directors, including the director search which is currently underway, the Board and its Nominating and Corporate Governance Committee (NCGC) will:

•    consider candidates who are qualified based on a balance of skills, background, experience and knowledge;
•    take into account diversity considerations such as age, geographical representation from the regions in which Celestica operates, cultural heritage (including Aboriginal peoples (as defined in the Employment Equity Act (Canada) and members of visible minorities) and different abilities (including persons with disabilities);
•    strive to use, to their fullest potential, the Board’s network of relationships, in addition to using third party organizations, that may help identify diverse candidates for joining the Board;
•     ensure that the initial candidate list is comprised of no less than 50% women; and
•    periodically review recruitment and selection protocols to ensure diversity remains an important component of the Board.

From time to time, the Board will review the Board Diversity Policy and assess its effectiveness in promoting a diverse Board.

Ethical Labor Practices
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
Financial Information Regarding Geographic Areas
Details of our financial information regarding geographic areas are disclosed in note 26 to the Consolidated Financial Statements in Item 18, in Item 4(B) "Information on the Company — Business Overview — Geographies," and in Item 4(D) "Information on the Company — Property, Plants and Equipment." Risks associated with our foreign operations are disclosed in Item 3(D), Key Information — Risk Factors, including "Our ability to successfully manage unexpected changes or risks inherent in our global operations and supply chain may adversely impact our financial performance."
C.    Organizational Structure
Onex, an Ontario corporation, is the Corporation's controlling shareholder with an approximate 81% voting interest in Celestica (via its direct and indirect beneficial ownership of approximately 18.6 million (100%) of the Corporation's MVS, and approximately 0.4 million of the Corporation's SVS). Gerald W. Schwartz is the Chairman of the Board and Chief Executive Officer of Onex, and indirectly owns multiple voting shares of Onex representing the majority of the voting rights of the shares of Onex (also see footnotes 2 and 3 to the Major Shareholders Table in Item 7(A) below).
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

D.    Property, Plants and Equipment
The following table summarizes our principal owned and leased properties as of February 22, 2021. These sites are used to provide manufacturing services and solutions, including the manufacture of printed circuit boards, assembly and configuration of final systems, complex mechanical assembly, precision machining, as well as other related services and customer support activities, including design and development, warehousing, distribution, fulfillment and after-market services, with a total of approximately 6.5 million square feet of productive capacity.

Major locations	Square Footage(1) (in thousands)	Segment	Owned/Leased (2)	Lease Expiration Dates

Canada (3)(5)	341	ATS/CCS	Leased	between 2025 and 2028
Arizona	111	ATS	Leased	2027
California(3)	202	ATS/CCS	Leased	between 2021 and 2023
Oregon(3)	240	ATS	Leased	between 2021 and 2026
Massachusetts	60	ATS	Owned	N/A
Minnesota(3)	230	ATS	Leased	between 2021 and 2024
Mexico(3)	463	ATS/CCS	Leased	2023
Ireland(3)	82	ATS/CCS	Leased	between 2024 and 2030
Spain	109	ATS	Owned	N/A
Romania	260	ATS/CCS	Owned	N/A
China(3)(4)	918	ATS/CCS	Owned/Leased	between 2021 and 2056
Malaysia(3)(4)	1,388	ATS/CCS	Owned/Leased	between 2022 and 2060
Thailand(3)(4)	982	ATS/CCS	Owned/Leased	between 2021 and 2048
Singapore(3)	199	ATS/CCS	Leased	between 2021 and 2023
South Korea (3)	219	ATS	Owned/Leased	2021
Japan(3)	594	ATS/CCS	Owned/Leased	between 2022 and 2023
Laos	121	CCS	Leased	between 2021 and 2023
(1)Represents estimated square footage being used.
(2)No owned or leased real properties are pledged as security under our credit facility.
(3)Represents multiple locations. Excludes 110 thousand square feet of leased space in Minnesota (lease expires 2032) to expand our Atrenne operations. Retrofitting of this space is nearly complete, and we expect occupancy to commence in the second quarter of 2021.
(4)With respect to these locations, the land is leased, and the buildings are either owned or leased by us.
(5)On March 7, 2019, we completed the sale of our real property located in Toronto, Ontario (which included the site of our former corporate headquarters). As part of the property sale, among other things, we entered into a 10-year lease in March 2019 with the purchaser of such property for our new corporate headquarters (to be built by such purchaser on the site of our former location). The commencement date of this lease will be determined by the purchaser based on completion of construction of the new building, and is currently targeted to be May 2023. In connection therewith, we completed a temporary relocation of our corporate headquarters in the second quarter of 2019. Although we expect to incur certain capitalized and transition costs once the move into our new corporate headquarters commences, such costs cannot be estimated at this time, but are expected to be funded from cash on hand. See Item 5, "Operating and Financial Review and Prospects — MD&A — Liquidity — Toronto Real Property and Related Transactions."
We consider each of the properties in the table above to be adequate for its purpose and suitably utilized according to the individual nature and requirements of the relevant operations. We currently expect to be able to extend the terms of expiring leases or to find replacement sites on commercially acceptable terms. Also see "Environmental Matters" in Item 4(B) above. Our principal executive office is located at 5140 Yonge Street, Suite 1900, Toronto, Ontario, Canada M2N 6L7. Our material tangible fixed assets (substantially all of which are pledged as security under our credit agreement) are described in note 7 to the Consolidated Financial Statements in Item 18.

Item 4A.    Unresolved Staff Comments
None.

Item 5.    Operating and Financial Review and Prospects

CELESTICA INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) should be read in conjunction with our 2020 audited consolidated financial statements (2020 AFS), which we prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Unless otherwise noted, all dollar amounts are expressed in United States (U.S.) dollars. The information in this discussion is provided as of February 22, 2021 unless we indicate otherwise.
Certain statements contained in this MD&A constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (U.S. Exchange Act), and contain forward-looking information within the meaning of Canadian securities laws. Such forward-looking information includes, without limitation, statements related to: anticipated and potential adverse impacts resulting from coronavirus disease 2019 and related mutations (COVID-19); our priorities, intended areas of focus, targets, objectives, and goals; trends in the electronics manufacturing services (EMS) industry and our segments (including the components thereof), and their anticipated impact; the anticipated impact of specified adverse market conditions in each of our segments (and/or component businesses) and near term expectations (positive and negative); anticipated restructuring actions; the funding of our restructuring provision; the anticipated annualized impact of disengagements related to our Connectivity & Cloud Solutions segment portfolio review (CCS Review); our anticipated financial and/or operating results; our growth and diversification strategies and plans (and potential hindrances thereto); our credit risk; the anticipated impact of program wins, transfers, losses or disengagements; anticipated expenses, capital expenditures and other working capital requirements and contractual obligations; our intended repatriation of certain undistributed earnings from foreign subsidiaries; the relocation of our Hong Kong data center; the potential impact of tax and litigation outcomes; our anticipated ability to use certain net operating losses; intended investments in our business and associated risks; the potential impact of the pace of technological changes, customer outsourcing, program transfers, and the global economic environment; expectations with respect to cash deposits; the intended method of funding subordinate voting share (SVS) repurchases; materials constraints; the lease for our temporary and new corporate headquarters; Toronto transition costs; the impact of our outstanding indebtedness; liquidity and the sufficiency of our capital resources; our intention (when in our discretion) to settle outstanding equity awards with SVS; our financial statement estimates and assumptions; recently-issued accounting pronouncements and amendments; the potential impact of price reductions and longer payment terms; our compliance with covenants under our credit facility; interest rates; the potential adverse impacts of events outside of our control, including, among others: Britain's departure from the European Union (Brexit), policies or legislation instituted or proposed by the former or new administration in the U.S, uncertainty surrounding the impact of the new administration in the U.S., recent tariffs on items imported into the U.S. and related countermeasures, and/or the impact of, in addition to COVID-19, other widespread illness or disease (External Events); mandatory prepayments under our credit facility; income tax incentives; the anticipated impact of COVID-19-related government relief measures, and our intention to apply for, and the anticipated receipt of, COVID-19-related government subsidies, grants or credits (COVID Subsidies); accounts payable cash flow levels; anticipated pension funding requirements; sales under our accounts receivable sales program; internal relocation costs; and our cash generating units with goodwill. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “continues,” “project,” “potential,” “possible,” “contemplate,” “seek,” or similar expressions, or may employ such future or conditional verbs as “may,” “might,” “will,” “could,” “should” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.

Forward-looking statements are provided to assist readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, risks related to: customer and segment concentration; challenges of replacing revenue from completed, lost or non-renewed programs or customer disengagements; our customers' ability to compete and succeed using our products and services; price, margin pressures, and other competitive factors and adverse market conditions affecting, and the highly competitive nature of, the EMS industry in general and our segments in particular (including the risk that anticipated market improvements do not materialize); changes in our mix of customers and/or the types of products or services we provide, including negative impacts of higher concentrations of lower margin programs; the cyclical and volatile nature of our semiconductor business; delays in the delivery and availability of components, services and materials; managing changes in customer demand; rapidly evolving and changing technologies, and changes in our customers' business or outsourcing strategies; the expansion or consolidation of our operations; volatility in the commercial aerospace industry; the inability to maintain adequate utilization of our workforce; the nature of the display market; defects or deficiencies in our products, services or designs; integrating and achieving the anticipated benefits from acquisitions and "operate-in-place" arrangements; compliance with customer-driven policies and standards, and third-party certification requirements; challenges associated with new customers or programs, or the provision of new services; the impact of our restructuring actions and/or productivity initiatives, including a failure to achieve anticipated benefits from actions associated with our CCS Review (including our disengagement from programs with Cisco Systems, Inc. (Cisco Disengagement); negative impacts on our business resulting from outstanding third-party indebtedness; the incurrence of future restructuring charges, impairment charges, other write-downs of assets or operating losses; managing our business during uncertain market, political and economic conditions, including among others, geopolitical and other risks associated with our international operations, including military actions, protectionism and reactive countermeasures, economic or other sanctions or trade barriers; disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of External Events; the scope, duration and impact of the COVID-19 pandemic, including its severe, prolonged and continuing adverse impact on the commercial aerospace industry due to quarantines, travel restrictions, business curtailments, resurgences and mutations of the virus and safety concerns; changes to our operating model; changing commodity, materials and component costs as well as labor costs and conditions; execution and quality issues (including our ability to successfully resolve these challenges); non-performance by counterparties; maintaining sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities; negative impacts on our business resulting from any significant uses of cash, securities issuances, and/or additional increases in third-party indebtedness (including as a result of an inability to sell desired amounts under our uncommitted accounts receivable sales program); foreign currency volatility; our global operations and supply chain; competitive bid selection processes; customer relationships with emerging companies; recruiting or retaining skilled talent; our dependence on industries affected by rapid technological change; our ability to adequately protect intellectual property and confidential information; increasing taxes, tax audits, and challenges of defending our tax positions; obtaining, renewing or meeting the conditions of tax incentives and credits; computer viruses, malware, hacking attempts or outages that may disrupt our operations; the inability to prevent or detect all errors or fraud; the variability of revenue and operating results; unanticipated disruptions to our cash flows; compliance with applicable laws, regulations, and government subsidies, grants or credits; the management of our information technology systems; our pension and other benefit plan obligations; failure to qualify for and/or collect anticipated COVID Subsidies; changes in accounting judgments, estimates and assumptions; our ability to maintain compliance with applicable credit facility covenants; interest rate fluctuations and changes to LIBOR; deterioration in financial markets or the macro-economic environment; our credit rating; the interest of our controlling shareholder; current or future litigation, governmental actions, and/or changes in legislation or accounting standards; negative publicity; and our ability to achieve our environmental, social and governance (ESG) initiative goals, including with respect to climate change. The foregoing and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including in this MD&A, our most recent Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission (SEC), and as applicable, the Canadian Securities Administrators.

Our forward-looking statements are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include those related to the following: the scope and duration of the COVID-19 pandemic and its impact on our sites, customers and supply chain; our ability to qualify for specified COVID Subsidies; fluctuation of production schedules from our customers in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success of our customers’ products; our ability to retain programs and customers; the stability of general economic and market conditions, currency exchange rates, and interest rates; supplier performance, pricing and terms; compliance by third parties with their contractual obligations and the accuracy of their representations and warranties; the costs and availability of components, materials, services, equipment, labor, energy and transportation; that our customers will retain liability for recently-imposed tariffs and countermeasures; global tax legislation changes; our ability to keep pace with rapidly changing technological developments; the timing, execution and effect of restructuring actions; the successful resolution of quality issues that arise from time to time; our having sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities; the components of our leverage ratio (as defined in our credit facility); our ability to successfully diversify our customer base and develop new capabilities; the availability of cash resources for, and the permissibility under our credit facility of, repurchases of outstanding SVS under our current normal course issuer bid (NCIB), and compliance with applicable laws and regulations pertaining to NCIBs; the impact of actions associated with the CCS Review (including the Cisco Disengagement) on our business, and that we achieve the anticipated benefits therefrom; anticipated demand strength in certain of our businesses; and

anticipated demand weakness in, and/or the impact of anticipated adverse market conditions on, certain of our businesses. Although management believes its assumptions to be reasonable under the current circumstances, they may prove to be inaccurate, which could cause actual results to differ materially (and adversely) from those that would have been achieved had such assumptions been accurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Overview

Celestica's business:

We deliver innovative supply chain solutions globally to customers in two operating and reportable segments: Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Our ATS segment consists of our ATS end market, and is comprised of our Aerospace and Defense (A&D), Industrial, Energy, HealthTech, and Capital Equipment businesses. Our Capital Equipment business is comprised of our semiconductor, display, and power & signal distribution equipment businesses. Our CCS segment consists of our Communications and Enterprise end markets. Our Enterprise end market is comprised of our servers and storage businesses. Additional information regarding our reportable segments is included in note 26 to the 2020 AFS.

Our customers include original equipment manufacturers (OEMs), cloud-based and other service providers, including hyperscalers, and other companies in a wide range of industries. Our global headquarters is located in Toronto, Ontario, Canada. We operate a network of sites and centers of excellence strategically located in North America, Europe and Asia, with specialized end-to-end supply chain capabilities tailored to meet specific market and customer product lifecycle requirements. We offer a comprehensive range of product manufacturing and related supply chain services to customers in both of our segments, including design and development, new product introduction, engineering services, component sourcing, electronics manufacturing and assembly, testing, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics, asset management, product licensing, and after-market repair and return services. Within design and development, our Hardware Platform Solutions (HPS) offering (previously referred to as Joint Design and Manufacturing, or JDM) includes the development of hardware platforms and design solutions in collaboration with customers, as well as management of the program's design and aspects of the supply chain, manufacturing, and after-market support. Our HPS offering has expanded from joint design and manufacturing services to a full suite of hardware platform solutions and aftermarket services. As a result, we believe that the term JDM no longer accurately captures the breadth of our advanced research and development (R&D) investments in hardware and technology platforms, or the broad end-to-end services we provide throughout the product lifecycle, from design to aftermarket support. As a result, we now refer to JDM as Hardware Platform Solutions, or HPS.

Products and services in our ATS segment are extensive and are often more regulated than in our CCS segment, and can include the following: government-certified and highly-specialized manufacturing, electronic and enclosure-related services for A&D customers; high-precision semiconductor and display equipment and integrated subsystems; a wide range of industrial automation, controls, test and measurement devices; advanced solutions for surgical instruments, diagnostic imaging and patient monitoring; and efficiency products to help manage and monitor the energy and power industries. Our ATS segment businesses typically have higher margin profiles and margin volatility, higher working capital requirements, and longer product life cycles than the businesses in our CCS segment.

Products and services in our CCS segment consist predominantly of enterprise-level data communications and information processing infrastructure products, and can include routers, switches, data center interconnects, servers and storage-related products used by a wide range of businesses and cloud-based and other service providers to manage digital connectivity, commerce and social media applications. Our CCS segment businesses typically have lower margin profiles, lower working capital requirements, and higher volumes than the businesses in our ATS segment. Within our CCS segment, however, our HPS business (which includes firmware/software enablement across all primary IT infrastructure data center technologies and aftermarket services) typically has a higher margin profile than our traditional CCS businesses, but also requires specific investments (including R&D) and higher working capital. As a result, our CCS segment margin can fluctuate from period to period depending on our mix of CCS segment business in any quarter.

Overview of business environment:

The EMS industry is highly competitive. Demand can be volatile from period to period, and aggressive pricing is a common business dynamic, particularly in our CCS segment and our Capital Equipment businesses. Customers may shift production between EMS providers for a number of reasons, including changes in demand for their products, pricing concessions, more favorable terms and conditions, execution or quality issues, their preference or need to modify or consolidate their supply chain capacity or change their supply chain partners, tax benefits, new trade policies or legislation, or consolidation among customers. Customers may also change the amount of business they outsource, or the concentration or location of their EMS suppliers. As a result, customer and segment revenue and mix, as well as overall profitability, are difficult to forecast.

    Managing our operations is complex, and our financial results often fluctuate, in each case as a result of, among other factors, product lifecycles in the markets we serve, production lead times required by our customers, rapid shifts in technology, model obsolescence, commoditization of certain products, the emergence of new business models, shifting patterns of demand, the proliferation of software-defined technologies enabling the disaggregation of software and hardware, product oversupply, changing supply chains and customer supply chain requirements, and the build-up by customers of inventory buffers. For example, the shift from traditional network infrastructures to highly virtualized and cloud-based environments, and declines in end-market demand for customer-specific proprietary systems in favor of open systems with standardized technologies in recent periods, have adversely impacted some of our traditional CCS segment customers, and favorably impacted our service provider customers and our HPS business. In addition, the aviation industry experienced significant reductions in market demand during 2020, resulting from, among other things, the severe impact of COVID-19 (see below).

Capacity utilization, customer mix and the types of products and services we provide are important factors affecting our financial performance. The number of sites, the location of qualified personnel, the manufacturing capacity and network, and the mix of business through that capacity are vital considerations for EMS providers in terms of supporting their customers and generating appropriate returns. Because the EMS industry is working capital intensive, we believe that non-IFRS adjusted return on invested capital (ROIC), which is primarily based on non-IFRS operating earnings (each discussed in "Non-IFRS Financial Measures" below) and investments in working capital and equipment, is an important metric for measuring an EMS provider’s financial performance.

See "Recent Developments" and "External Factors that May Impact our Business" below for a discussion of other factors, including COVID-19, that have (and/or may in the future), adversely impact our business.
Recent Developments
Segment Environment:
ATS Segment
    ATS segment revenue for 2020 decreased $0.2 billion to $2.1 billion compared to $2.3 billion in 2019 (see "Operating Results" below). Revenue growth in our HealthTech and Capital Equipment businesses, driven by new program ramps and continued demand strength in the semiconductor market, were more than offset by adverse revenue impacts related to COVID-19, specifically in our commercial aerospace and Industrial businesses, and in addition with respect to our A&D business, the impact of the Boeing 737 Max program halt. In addition to demand reductions, we experienced adverse revenue impacts resulting from COVID-19-related materials constraints across our ATS segment in 2020 (fourth quarter of 2020 (Q4 2020) — $8 million; third quarter of 2020 (Q3 2020) — $7 million; second quarter of 2020 (Q2 2020) — $8 million). Notwithstanding the decrease in ATS segment revenue, ATS segment margin increased in 2020 compared to 2019, primarily due to improvements in our Capital Equipment business, driven by improved productivity, the beneficial impact of our cost reduction initiatives, and volume leverage, partly offset by reduced profit contribution from our A&D business.

Demand from our semiconductor Capital Equipment customers improved in 2020 from 2019, and we expect demand to remain strong in 2021. Based on site utilization rates for small form-factor displays, we also anticipate demand growth towards the end of 2021 in our display business.

Within A&D, although demand in our defense business remained stable in 2020, we experienced demand reductions in our commercial aerospace business as a result of COVID-19 and the delay of the Boeing 737 Max program. We expect weakness in the commercial aviation industry to persist throughout 2021. We will continue to take appropriate cost reduction and productivity actions to improve the overall performance of this business and adjust our cost base to better align with anticipated demand levels. Despite this market environment, we are encouraged by the bookings momentum in our A&D business, with over half of our incremental bookings in 2020 coming from new customers.

While demand in our Industrial business in 2020 compared to 2019 was adversely impacted by COVID-19, there has been a gradual recovery of demand across our customer base since Q2 2020. Although revenues declined compared to the prior year, the contribution of this business to our profitability improved from 2019 as a result of our cost reduction initiatives and the ramp of new programs.

Our HealthTech business continued to benefit from demand strength, reflected in new program ramps in 2020, attributable in part to new program wins to support the fight against COVID-19. We anticipate continued strength in demand in this business in 2021.

In general, we continue to pursue new customers and invest in our ATS segment to expand our market share, to diversify our end market mix, and to enhance and add new technologies and capabilities to our offerings.
CCS Segment:
Our CCS segment generally experiences a high degree of volatility in terms of revenue and product/service mix. This segment is also subject to negative pricing pressures driven by the highly competitive nature of this market. These factors, as well as technology-driven demand shifts, are not expected to abate. We are also experiencing an increasing shift in the mix of our programs towards cloud-based and other service providers, which are cyclically different from our traditional OEM customers, creating more volatility and unpredictability in our revenue patterns, and additional challenges with respect to the management of our working capital requirements.

Notwithstanding these market dynamics, CCS segment revenue for 2020 increased $0.1 billion to $3.7 billion compared to $3.6 billion in 2019, reflecting strength in our HPS business (see "Operating Results" below). Our HPS business revenues in 2020 increased 80% (to $862 million) compared to 2019, and accounted for 15% of our total 2020 revenue, driven by new program ramps, as well as increased demand from service providers, specifically from hyperscaler customers. These increases more than offset revenue declines from planned CCS disengagements in 2020, including our disengagement from programs with Cisco Systems, Inc. (Cisco), as well as an adverse revenue impact in our CCS segment in 2020 resulting from COVID-19-related materials constraints (Q4 2020 — $1 million; Q3 2020 — $9 million; Q2 2020 — $48 million). Although we continue to anticipate that total CCS segment revenue will decline in 2021 compared to 2020, we expect continued strength in our HPS business in 2021. CCS segment margin improved in 2020 compared to 2019, primarily due to the positive impact of our productivity initiatives and a more favorable mix, including growth in HPS. We intend to continue to invest in areas that we believe are key to the long-term success of our CCS segment, including our HPS offering, and evolve our product and service offerings to serve our growing customer base of service providers.

As previously disclosed, we commenced a comprehensive review of our CCS segment revenue portfolio (CCS Review) in the second half of 2018, and successfully completed related disengagements in 2019, largely in our Enterprise end market, resulting in an annualized revenue decline of approximately $500 million. We also came to a mutual agreement in October 2019 with Cisco, our then-largest customer, to a phased exit from programs (Cisco Disengagement), which was completed at the end of 2020 as planned. Our anticipated annualized decline in CCS segment revenue from all current and completed CCS Review disengagements (including the Cisco Disengagement) is $1.25 billion.

COVID-19:

COVID-19 continued to adversely impact our business in Q4 2020. Despite these adverse impacts (described below), our segment margins and net earnings for Q4 2020 increased compared to the fourth quarter of 2019 (Q4 2019), reflecting continued benefits of our CCS segment portfolio reshaping program, our productivity initiatives in both of our segments, and our value-added solutions across a broad range of markets. See "Unaudited Quarterly Financial Highlights" below.

In addition to COVID-19-related demand reductions in several of our businesses, we experienced Company-wide adverse revenue impacts in 2020 resulting from COVID-19-related materials constraints, most significantly in Q2 2020 ($56 million, primarily our CCS segment). Materials constraints have since improved, resulting in an aggregate adverse revenue impact for Q4 2020 of $9 million. We also estimate that aggregate COVID-19-related costs incurred during 2020 were approximately $37 million (Q4 2020 — $8 million), comprised of both direct and indirect costs, including manufacturing inefficiencies related to lost revenue due to our inability to secure materials, idled labor costs, and incremental costs for labor, expedite fees and freight premiums, cleaning supplies, personal protective equipment, and IT-related services to support our work-from-home arrangements (collectively, COVID-19 Costs). See "External Factors that May Impact our Business" below for a discussion of increased shipping costs and delays as a result of the pandemic. Although we expect to continue to incur COVID-19 Costs in the first quarter of 2021 (Q1 2021), we cannot quantify anticipated amounts. During 2020, we qualified for and recognized $34 million (Q4 2020 — $8 million) of COVID-19-related government subsidies, credits and grants (COVID Subsidies, described in note 24 to the 2020 AFS) and $3 million (Q4 2020 — $2 million) of COVID-19-related customer recoveries (Customer Recoveries) (collectively with COVID Subsidies, COVID Recoveries), which helped mitigate the adverse impact of COVID-19 on our business. The most significant of the COVID Subsidies that we recognized were provided under the Canadian Emergency Wage Subsidy (CEWS) first announced by the Government of Canada in April 2020. We will continue to evaluate all applicable government relief programs and intend to apply for any subsequent application periods if we meet the qualification criteria. There can be no assurance, however, that COVID Recoveries will be available in Q1 2021 (or thereafter), and if so, that we will qualify for, or receive any such assistance.

Notwithstanding the persistence of COVID-19, however, we believe that our liquidity position remains strong, including approximately $464 million in cash and cash equivalents at December 31, 2020, and other than ordinary course letters of credit, an undrawn revolving credit facility. We also repaid over $120 million of our long-term debt during 2020, and determined that no triggering event had occurred during 2020 (or thereafter) that would require any interim asset impairment assessment. See "Liquidity and Capital Resources" below for further detail.

Future Uncertainties:

The pandemic has impacted our customers and has created (and may continue to create) unpredictable reductions or increases in demand for our services. See "Segment Environment" above for detail. In addition, the ability of our employees to work may be significantly impacted by individuals contracting or being exposed to COVID-19. While we are following the requirements of governmental authorities and taking preventative and protective measures to prioritize the safety of our employees (including a range of health and safety protocols, including a cessation of employee travel (other than very limited essential inter-regional travel), a global work-from-home policy for applicable employees, and for all other employees; physical distancing; enhanced screening, mandatory mask and use of other personal protective equipment; and shift splitting), these measures may not be successful, and we may be required to temporarily close facilities or take other measures. If factory closures or further reductions in capacity utilization occur, we would incur additional inefficiencies and direct costs, as well as a loss of revenue. If our suppliers experience additional closures or reductions in their capacity utilization levels, we may have further difficulty sourcing materials necessary to fulfill production requirements. A material adverse effect on our employees, customers, suppliers and/or logistics providers could have a material adverse effect on us. For a discussion of other potential COVID-19-related impacts on our business, see Item 3(D), Key Information — Risk Factors, "The effect of COVID-19 on our operations and the operations of our customers, suppliers and logistics providers has had, and may continue to have, a material and adverse impact on our financial condition and results of operations" of our Annual Report on Form 20-F for the year ended December 31, 2020 (2020 Annual Report), of which this MD&A is a part.

The ultimate size and duration of the impact of the COVID-19 pandemic on our business will depend on future developments which cannot currently be predicted, including infection resurgences, government responses, the speed at which our suppliers and logistics providers can return to and/or maintain full production, the status of labor shortages and the impact of supplier prioritization of backlog. While we expect that our financial results for 2021 (and likely beyond) will continue to be adversely affected by COVID-19, we cannot currently estimate the overall severity or duration of the impact, which may be material. While we have been successful in largely mitigating the impact of COVID-19 on our productivity, and are currently operating at pre-COVID-19 production capacity, the continued spread, resurgence and mutation of the virus may make our mitigation efforts more challenging. Even after the COVID-19 pandemic has subsided, we may experience significant adverse impacts to our businesses as a result of its global economic impact, including any related recession, as well as lingering impacts on our suppliers, third-party service providers and/or customers (including movement of production in-country to decrease global exposures).

2021 Outlook:

With respect to 2021, as compared to 2020: (i) ATS segment revenue is targeted to grow approximately 10%; (ii) HPS revenue (which is entirely in our CCS segment) is anticipated to increase in the high single-digit percentage range; (iii) non-HPS business revenue in our CCS segment is expected to decline, primarily due to the Cisco Disengagement; and (iv) our aggregate ATS segment and HPS business revenue (referred to as Lifecycle Solutions revenue) is anticipated to grow in the high single-digit percentage range. In addition, ATS segment margin is expected to be within its target range of 5% to 6% by the end of 2021, CCS segment margin is expected to be within its target range of 2% to 3% in 2021; and we expect to generate at least $100 million of non-IFRS free cash flow in 2021. See "Non-IFRS Financial Measures" below for the definition and use of non-IFRS free cash flow, and a reconciliation of historical non-IFRS free cash flow to the most directly comparable measure determined under IFRS. We do not provide reconciliations for forward-looking non-IFRS financial measures, as we are unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. Also see "Operating Goals and Priorities" below.

Restructuring Update:

We recorded a total of approximately $26 million in restructuring charges during 2020, compared to our previous estimate of $30 million. These restructuring charges consisted primarily of actions to adjust our cost base to address reduced levels of demand in certain of our businesses, including actions to right-size our commercial aerospace facilities, as well as restructuring actions in connection with the Cisco Disengagement. See "Operating Results — Other charges (recoveries)."

SVS Repurchases:

On November 19, 2020, the Toronto Stock Exchange accepted our notice to launch a new normal course issuer bid (NCIB). This NCIB (2020 NCIB) allows us to repurchase, at our discretion, from November 24, 2020 until the earlier of November 23, 2021 or the completion of purchases thereunder, up to approximately 9.0 million SVS (representing approximately 10% of our public float and 7% of our total SVS and multiple voting shares outstanding at the time of launch) in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. The maximum number of SVS we are permitted to repurchase for cancellation under the 2020 NCIB is reduced by the number of SVS we purchase in the open market during the term of the 2020 NCIB to satisfy delivery obligations under our stock-based compensation plans. As part of the NCIB process, in December 2020, we entered into an Automatic Share Purchase Plan (ASPP) with a broker that allowed the broker to purchase, on our behalf (for cancellation under the 2020 NCIB), at any time through January 29, 2021, including during any applicable trading blackout periods, up to 100,000 SVS per day at a specified share price. At December 31, 2020, we recorded an accrual of $15.0 million, representing then-anticipated commitments under the ASPP. As of February 22, 2021, we have paid a total of approximately $1 million in cash to repurchase approximately 0.13 million SVS for cancellation under the 2020 NCIB (however, no such repurchases were made under the ASPP).

Operating Goals and Priorities
    Our current goals and priorities are set forth below. Management believes that each of these goals and priorities is reasonable.
    Evolving our Revenue Portfolio — To evolve our revenue portfolio, we intend to continue to focus on: (i) realigning our portfolio towards more diversified revenue, (ii) driving sustainable profitable revenue growth, (iii) growing our ATS segment revenue organically by an average of 10% per year over the long term, (iv) supplementing our organic growth with disciplined and targeted acquisitions intended to expand capabilities, and (v) optimizing our portfolio to drive more consistent returns and profitability.
    Margins — With respect to margins, we intend to focus on: (i) achieving non-IFRS operating margin* in the target range of 3.75% to 4.5%; (ii) achieving ATS segment margin† in the target range of 5.0% to 6.0%; and (iii) maintaining CCS segment margin† in the target range of 2.0% to 3.0%. In order to achieve our non-IFRS operating margin* and ATS segment margin goals: (i) the current demand environment in the Capital Equipment business must return to levels prior to the recent downturn (which we currently expect in 2021), and (ii) we must continue to successfully execute the ramping of new ATS segment programs. Because we cannot control market conditions, however, including the duration or impact of COVID-19 on our business, the timeline to achieve these goals, as well as our long-term ATS segment revenue growth rate objective, cannot be assured. To maintain our CCS segment margin in our 2.0% to 3.0% target range, we must (i) continue to achieve cost productivity improvements; (ii) secure additional, and execute on recently-acquired, business for our former Cisco factory, and (iii) continue to expand our portfolio in higher margin offerings (including HPS). See "Recent Developments" above.

    Balanced Approach to Capital Allocation — In terms of capital allocation, we are focused on: (i) returning approximately 50% of non-IFRS free cash flow* to shareholders annually, on average and when permitted, over the long term, (ii) investing 1.5% to 2.0% of annual revenue in capital expenditures to support our organic growth, and (iii) exploring strategic acquisitions as part of a disciplined capital allocation framework. We are also focused on maintaining a strong balance sheet, as well as lowering outstanding borrowings.
    The foregoing priorities and areas of intended focus constitute our objectives and goals, and are not intended to be projections or forecasts of future performance. Our future performance is subject to risks, uncertainties and other factors that could cause actual outcomes and results to differ materially from the goals and priorities described above.

* Operating margin and free cash flow are non-IFRS financial measures without standardized meanings and may not be comparable to similar measures presented by other companies. See "Non-IFRS Financial Measures" below for a discussion of these non-IFRS financial measures, and a reconciliation of historical non-IFRS operating margin and non-IFRS free cash flow to the most directly comparable IFRS financial measures. We do not provide reconciliations for forward-looking non-IFRS financial measures, as we are unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing or amount of various events that have not yet occurred, are out of our control and/or cannot be reasonably predicted, and that would impact the most directly comparable forward-looking IFRS financial measure. For these same reasons, we are unable to address the probable significance of the unavailable information. Forward-looking non-IFRS financial measures may vary materially from the corresponding IFRS financial measures.

† Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue), each of which is defined in "Operating Results — Segment income and margin" below.

Our Strategy
    We remain committed to making the investments we believe are required to support our long-term objectives and to create shareholder value, while simultaneously managing our costs and resources to maximize our efficiency and productivity. Within both of our segments, we are focused on: increasing penetration in our end markets; diversifying our customer mix and product portfolios, including increasing design and development, engineering, and after-market services (higher value-added services); and diversifying our capabilities. The costs of investments that we deem desirable may be prohibitive, however, and therefore prevent us from achieving our diversification objectives. In addition, the ramping activities associated with investments that we do make may be significant and could negatively impact our margins in the short and medium term. To counteract these factors, we continue to invest in and deploy automation and digital factory solutions and capabilities throughout our network to improve quality and productivity. Our recent productivity initiatives and related restructuring actions were also intended to further streamline our business, increase operational efficiencies and improve our productivity.
    In support of our expansion efforts, we have executed "operate-in-place" outsourcing agreements with existing A&D customers, pursuant to which we provide manufacturing and after-market repair services for specific product lines at such customers' sites. In addition, we acquired Atrenne Integrated Solutions, Inc. (Atrenne) in April 2018, and Impakt Holdings, LLC (Impakt) in November 2018, each in our ATS segment.
    As we expand our business, open new sites, or transfer business within our network to accommodate growth or achieve synergies and supply chain resilience, however, we may encounter difficulties that result in higher than expected costs associated with such activities. Potential difficulties related to such activities are described in Item 3(D), Key Information — Risk Factors, "We may encounter difficulties expanding or consolidating our operations or introducing new competencies or new offerings, which could adversely affect our operating results" of our 2020 Annual Report, of which this MD&A is a part. Any such difficulties could prevent us from realizing the anticipated benefits of growth in our business, including in new markets or technologies, which could materially adversely affect our business and operating results.
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

Other external factors that could adversely impact the EMS industry and our business include natural disasters and related disruptions, political instability, geopolitical dynamics, terrorism, armed conflict, labor or social unrest, criminal activity, disease or illness that affects local, national or international economies, unusually adverse weather conditions, and other risks present in the jurisdictions in which we, our customers, our suppliers, and/or our logistics partners operate. See "Recent Developments — COVID-19" above for a discussion of the impact of COVID-19 on our business during 2020. In addition, uncertainties resulting from Brexit (given the lack of comparable precedent) and/or policies or legislation instituted or proposed by the former or new administration in the U.S., and/or increased political tensions between the U.S. and other countries, may adversely affect our business, results of operations and financial condition. In general, changes in U.S. social, political, regulatory and economic conditions or in laws and policies governing foreign trade, taxation, manufacturing, clean energy, the healthcare industry, and/or development and investment in the jurisdictions in which we, and/or our customers or suppliers operate, could materially adversely affect our business, results of operations and financial condition. See Item 3(D), Key Information — Risk Factors, "Our operations have been and could continue to be adversely affected by events outside our control" of our 2020 Annual Report, of which this MD&A is a part, for further detail.

Recent (or additional) governmental actions related to increased tariffs and/or international trade agreements could increase the cost to our U.S. customers who use our non-U.S. manufacturing sites and components, and vice versa, which may materially and adversely impact demand for our services, our results of operations or our financial condition. We currently ship a significant portion of our worldwide production to customers in the U.S. from other countries. Increased tariffs and/or changes to international trade agreements, including the revised trade agreement among the U.S., Canada and Mexico (USMCA), as well as regional supply concentrations, may cause our U.S. customers to in-source programs previously outsourced to us, transfer manufacturing to (or request us to have duplicate capabilities in) locations within our global network that are not impacted by such actions (potentially increasing production costs), and/or shift their business to other providers. Additionally, tariffs on imported components for use in our U.S. production could have an adverse impact on demand for such production. Retaliatory tariffs could reduce demand for our U.S.-based production or make such production less profitable. Production from China has become less cost-competitive than other low-cost countries in recent periods, as a result of these geopolitical pressures. In connection therewith, we transferred numerous customer programs in 2019 and early 2020, primarily located in China, to countries unaffected by these tariffs (including Thailand). However, as tariffs are typically borne by the customers, we anticipate further customer actions to exit China to avoid these added costs. We review our site production strategies on an ongoing basis, including with respect to our China production. Given the uncertainty regarding the scope and duration of these (or additional) trade actions, the uncertainty of the impact of the USMCA, whether trade tensions will escalate further, and whether our customers will continue to bear the cost of the tariffs and/or in-source or shift business to other providers, their impact on the demand for our services, our operations and results for future periods cannot be currently quantified, but may be material. We will continue to monitor the scope and duration of trade actions by the U.S. and other governments on our business.

If a key supplier (or any company within such supplier's supply chain) experiences financial or other difficulties, this may affect its ability to supply us with materials, components or services, which could halt or delay the production of a customer's products, and/or have a material adverse impact on our operations, financial results and customer relationships. See "Recent Developments" above for a discussion of the impact of COVID-19-related materials constraints on our business during 2020.

Shipping delays and increased shipping costs have had an adverse impact on our operations. During 2020, as a result of COVID-19, we experienced shipping surcharges on ocean freight, premiums on air freight, and increased transit times in receiving certain raw materials as a result of shipping delays due to, among other things, additional safety requirements imposed by port authorities, closures of or congestion at ports, reduced availability of commercial transportation, border restrictions and capacity constraints for air freight. These conditions had an adverse impact on our ability to obtain materials and deliver our products in a timely manner during 2020, and are expected to continue until ocean and air freight capacity is no longer constrained. In order to help mitigate disruptions to our supply chains caused by COVID-19, including freight premiums and surcharges, as well as component shortages due to these supply chain disruptions, we have taken the following steps to enhance the resilience of our supply chain: implementation of a global risk mitigation strategy to proactively manage risk and supply chain disruptions, enhanced communication with suppliers through bi-weekly market updates, enhanced forecasting and lead-time management processes and systems, strategic purchases of certain critical commodities, and devotion of increased resources to further develop a diverse network of suppliers that have robust mitigation plans to address these and other supply chain disruptions.

We rely on IT networks and systems, including those of third-party service providers, to process, transmit and store electronic information. In particular, we depend on our IT infrastructure for a variety of functions, including worldwide financial reporting, inventory and other data management, procurement, invoicing and email communications. Any of these systems may be susceptible to outages due to fire, floods, power loss, telecommunications failures, terrorist attacks, sabotage and similar events. In order to mitigate certain geopolitical risks related to our IT systems, we have initiated a relocation of our Hong Kong data center, which is expected to be completed by the end of 2021.

Insufficient customer liquidity may result in significant delays in or defaults on payments owed to us. In addition, customer financial difficulties or changes in demand for our customers' products may result in order cancellations and higher than expected levels of inventory, which could have a material adverse impact on our operating results and working capital performance. We may not be able to return or resell this inventory, or we may be required to hold the inventory for an extended period of time, any of which may result in our having to record additional inventory reserves. We may also be unable to recover all of the amounts owed to us by a customer, including amounts to cover unused inventory or capital investments we incurred to support that customer's business. Our inventory levels have increased since December 31, 2019, particularly in the first half of 2020, in part to mitigate materials shortages (exacerbated by COVID-19). The net inventory provisions we recorded in 2020 were due in part to reduced demand, including as a result of the COVID-19-related deterioration of the commercial aerospace market. See "Operating Results" below. Our failure to collect amounts owed to us and/or the loss of one or more major customers could have a material adverse effect on our operating results, financial position and cash flows. See "Capital Resources — Financial risks" below for a discussion of customer credit risk reviews we conducted beginning in the first quarter of 2020 (Q1 2020) and continue to monitor. No significant credit adjustments were recorded in 2020 or to date.

    Customer decisions to shift production between EMS providers, or to change the amount of business they outsource or the concentration or location of their EMS suppliers, may impact, among other items, our revenue and margins, the need for future restructuring, the level of capital expenditures and our cash flows.

Summary of Key Operating Results and Financial Information

Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and accounting policies we adopted in accordance with IFRS. Such consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at December 31, 2020 and 2019 and the financial performance, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2020. On January 1, 2019, we adopted IFRS 16, Leases, and no restatement of comparative period financial information was required in connection therewith. We also adopted Interest Rate Benchmark Reform (Phase 1 amendments to IFRS 9, IAS 39, and IFRS 7) effective January 1, 2020. The amendments did not have a significant impact on our disclosures or the amounts reported in our consolidated financial statements for the year ended December 31, 2020. See "Recently issued accounting standards and amendments" in note 2 to our 2020 AFS. See "Recent Developments — COVID-19" above for a discussion of COVID-19 impacts on our Q4 2020 and full year 2020 financial results. The following tables set forth certain key operating results and financial information for the periods indicated (in millions, except per share amounts and percentages):

	Year ended December 31
	2018	2019	2020	% Change 2019 v. 2018	% Change 2020 v. 2019

Revenue	$6,633.2	$5,888.3	$5,748.1	(11)%	(2)%
Gross profit	430.5	384.7	437.6	(11)%	14%
Selling, general and administrative expenses (SG&A)	219.0	227.3	230.7	4%	1%
Other charges (recoveries)	61.0	(49.9)	23.5	(182)%	147%
Net earnings	98.9	70.3	60.6	(29)%	(14)%
Diluted earnings per share	$0.70	$0.53	$0.47	(24)%	(11)%

Segment revenue* as a percentage of total revenue:	Year ended December 31
	2018	2019	2020
ATS revenue (% of total revenue)	33%	39%	36%
CCS revenue (% of total revenue)	67%	61%	64%

	Year ended December 31
Segment income and segment margin*:	2018		2019		2020
		Segment Margin		Segment Margin		Segment Margin
ATS segment	$102.5	4.6%	$64.2	2.8%	$69.7	3.3%
CCS segment	111.4	2.5%	93.9	2.6%	129.3	3.5%

* Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue), each of which are defined in "Operating Results — Segment income and margin" below.

	December 31 2019	December 31 2020
Cash and cash equivalents	$479.5	$463.8
Total assets	3,560.7	3,664.1
Borrowings under term loans	592.3	470.4
Borrowings under revolving credit facility*	—	—
* excluding ordinary course letters of credit.

	Year ended December 31
	2018	2019	2020
Cash provided by operating activities	$33.1	$345.0	$239.6
SVS repurchase activities:
Aggregate cost (1) of SVS repurchased for cancellation (2)	$75.5	$67.3	$0.1
# of SVS repurchased for cancellation (in millions)	6.8	8.3	0.0062
Weighted average price per share for repurchases	$11.10	$8.15	$7.45
Aggregate cost (1) of SVS repurchased for delivery under stock-based compensation (SBC) plans	$22.4	$9.2	$19.1
# of SVS repurchased for delivery under SBC plans (in millions)	2.1	1.2	2.9
(1) Includes transaction fees.
(2) Excludes an accrual of $15.0 million we recorded at December 31, 2020, for then-anticipated commitments under the ASPP. See note 13 to the 2020 AFS.

A discussion of the foregoing information is set forth under "Operating Results" below.

Other performance indicators:

In addition to the key operating results and financial information described above, management reviews the following measures (which are not measures defined under IFRS):

	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20
Cash cycle days:
Days in accounts receivable (A/R)	71	65	61	63	70	65	67	73
Days in inventory	74	73	68	67	77	75	77	82
Days in accounts payable (A/P)	(70)	(64)	(60)	(60)	(68)	(68)	(69)	(68)
Days in cash deposits*	(6)	(9)	(8)	(8)	(10)	(12)	(14)	(14)
Cash cycle days	69	65	61	62	69	60	61	73
Inventory turns	5.0x	5.0x	5.4x	5.5x	4.8x	4.9x	4.7x	4.4x
* Represents cash deposits made by certain customers primarily to cover our risk of excess and/or obsolete inventory.

	2019				2020
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31
A/R Sales (in millions)	$130.0	$136.6	$130.0	$90.6	$40.7	$80.5	$101.0	$119.7
Supplier Financing Programs* (in millions)	24.9	11.5	25.8	50.4	146.1	94.5	76.9	65.3
Total (in millions)	$154.9	$148.1	$155.8	$141.0	$186.8	$175.0	$177.9	$185.0

* Represents A/R sold to third party banks in connection with the uncommitted supplier financing programs of two customers since Q4 2019, and the supplier financing program of one customer prior thereto.

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

    Days in A/R for Q4 2020 increased 10 days from Q4 2019 to 73 days primarily due to higher average A/R balances in Q4 2020, reflecting the timing of revenue and collections, and a decrease in revenue from Q4 2019 to Q4 2020. Days in inventory for Q4 2020 increased 15 days from Q4 2019 to 82 days primarily due to lower cost of sales for Q4 2020 compared to Q4 2019 and higher average inventory levels at the end of Q4 2020. We carried higher inventory levels at the end of Q4 2020 compared to Q4 2019 primarily as a result of materials purchased to support new programs and anticipated future demand, including for our HPS business, which was offset in part by reductions in inventory for disengaged customers. In certain cases, we received cash deposits from our customers to help alleviate the impact of such purchases on our cash flows. Days in A/P increased 8 days from Q4 2019 to 68 days in Q4 2020 primarily due to the impact of reduced cost of sales from Q4 2019 to Q4 2020. Days in cash deposits increased 6 days from Q4 2019 to 14 days in Q4 2020 primarily due to a higher customer cash deposit balance in Q4 2020, consistent with the increase in inventory purchased for certain customers described above. Customer cash deposits were $174.7 million as at December 31, 2020, compared to $121.9 million as at December 31, 2019. Our customer cash deposit balance fluctuates depending on the levels of inventory we have been asked by certain customers to procure (to secure supply for future demand), or as we utilize the inventory in production. We expect this balance to decrease in the near term as we work with our customers to reduce our inventory levels. Cash cycle days increased by 12 days sequentially due to higher days in A/R and days in inventory in Q4 2020 compared to Q3 2020. Days in A/R for Q4 2020 increased 6 days sequentially primarily due to lower revenue in Q4 2020 compared to Q3 2020. Days in inventory for Q4 2020 increased 5 days sequentially primarily due to higher cost of sales in Q3 2020 compared to Q4 2020, offset in part by lower average inventory levels at the end of Q4 2020.

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

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and related disclosures with respect to contingent assets and liabilities. We base our judgments, estimates and assumptions on current facts, historical experience and various other factors that we believe are reasonable under the circumstances. The economic environment could also impact certain estimates and discount rates necessary to prepare our consolidated financial statements, including significant estimates and discount rates applicable to the determination of the recoverable amounts used in the impairment testing of our non-financial assets (see notes 7, 8, and 9 to our 2020 AFS). Our assessment of these factors forms the basis for our judgments on the carrying values of assets and liabilities and the accrual of our costs and expenses. Actual results could differ materially from our estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may also impact future periods.

COVID-19 has created continued economic and business uncertainties. Our review of the estimates, judgments and assumptions used in the preparation of our financial statements for 2020 included consideration of actual and potential impacts due to COVID-19, including with respect to: the determination of whether indicators of impairment existed for our assets and cash generating units (CGUs1), the discount rates applied to our net pension and non-pension post-employment benefit assets and liabilities, and our eligibility for recognized COVID Subsidies. We also assessed the actual and potential impact of COVID-19 on the estimates, judgments and assumptions used in connection with our measurement of deferred tax assets, the credit risk of our customers and the valuation of our inventory. Any revisions to estimates, judgments or assumptions (due to COVID-19 or otherwise) may result in, among other things, write-downs or impairments to our assets or CGUs, and/or
1 CGUs are the smallest identifiable group of assets that cannot be tested individually and generate cash inflows that are largely independent of those of other assets or groups of assets, and can be comprised of a single site, a group of sites, or a line of business.

adjustments to the carrying amount of our A/R and/or inventories, or to the valuation of our deferred tax assets and/or pension assets or obligations, any of which could have a material impact on our results of operations and financial condition. However, we determined that no significant revisions to our estimates, judgments or assumptions were required for 2020 as a result of COVID-19. While we continue to believe the COVID-19 pandemic to be temporary, the situation is dynamic and the impact of COVID-19 on our results of operations and financial condition, including its impact on overall customer demand, cannot be reasonably estimated at this time. See "Recent Developments" above. However, we continue to believe that our long-term estimates and assumptions are appropriate.

Although our business was adversely impacted in 2020 (and is anticipated to continue to be adversely impacted in the short term) as a result of COVID-19, we have determined that no triggering event had occurred in 2020 (or to date) that would require an interim impairment assessment for our CGUs. No significant impairments or adjustments were identified in 2020 (or to date) related to the recoverability and valuation of our assets and liabilities due to COVID-19 (or otherwise). However, a portion of our inventory provisions recorded in 2020 was attributable in part to reduced demand, including as a result of the COVID-19-related deterioration of the commercial aerospace market. No significant adjustments were recorded to our pension assets or liabilities in 2020. In addition, we assessed the financial stability and liquidity of our customers beginning in Q1 2020 to identify customers we believe to be at greatest risk of default. We also enhanced the monitoring of, and/or developed plans intended to mitigate, the limited number of identified exposures, which enhancements and plans remain in effect. No significant adjustments were made to our allowance for doubtful accounts during 2020 in connection with these assessments or monitoring initiatives. We will continue to monitor the recoverability of our assets and liabilities over subsequent periods.

Significant accounting policies and methods used in the preparation of our consolidated financial statements are described in note 2 to our 2020 AFS. The following is a discussion of those accounting policies which management considers to be "critical," defined as accounting policies that management believes are both most important to the portrayal of our financial condition and results and require application of management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Key sources of estimation uncertainty and judgment: We have applied significant estimates, judgments and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our determination of the timing of revenue recognition; our measurement of income taxes; the determination of our CGUs; whether events or changes in circumstances are indicators that an impairment review of our assets or CGUs should be conducted; the measurement of our CGUs' recoverable amounts, which includes estimating future growth, profitability, and discount and terminal growth rates; and the allocation of the purchase price and other valuations related to our business acquisitions.

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
Income taxes:
    We record income tax expense or recovery based on taxable income earned or loss incurred in each tax jurisdiction where we operate at the enacted or substantively enacted tax rate applicable to that income or loss. In the ordinary course of business, we engage in many transactions for which the ultimate tax outcome is uncertain and therefore estimates are required for exposures related to potential and actual examinations by taxation authorities. We review these transactions and exposures and record tax liabilities for open years based on our assessment of many factors, including past experience and interpretations of tax law applied to the facts of each matter. Management periodically evaluates the positions taken in our tax returns with respect to situations in which applicable tax rules are subject to interpretation. We establish provisions related to tax uncertainties where appropriate, based on our estimate of the amount that ultimately will be paid to or received from the tax authorities. The various judgments and estimates used by management in establishing provisions related to tax uncertainties can significantly affect the amounts we recognize in our consolidated financial statements. The determination of tax liabilities is subjective and generally involves a significant amount of judgment. We believe that our income tax liability reflects the probable outcome of our income tax obligations based on known facts and circumstances; however, the final income tax outcome may be different from our estimates. A change to these estimates could impact our income tax provision.
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
Determination of CGUs:
    Judgment is involved in the determination of our CGUs, which includes an assessment of whether the relevant asset, or group of assets, largely generates independent cash inflows, and an evaluation of how management monitors the business operations pertaining to such asset, or asset group.
Impairment of goodwill, intangible assets, property, plant and equipment, and right-of-use (ROU) assets:
    We review the carrying amounts of goodwill, intangible assets, property, plant and equipment, and ROU assets for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount of such assets, or the related CGU or CGUs, may not be recoverable. In addition to an assessment of triggering events during the year, we conduct an annual impairment assessment of CGUs with goodwill in the fourth quarter of the year (Annual Impairment Assessment). Judgment is required in the determination of whether events or changes in circumstances are indicators that a review for impairment should be conducted.
    We recognize an impairment loss when the carrying amount of an asset, CGU or group of CGUs exceeds its recoverable amount. The recoverable amount of an asset, CGU or group of CGUs is measured as the greater of its expected value-in-use and its estimated fair value less costs of disposal. Determining the recoverable amount is subjective and requires management to exercise significant judgment in estimating future growth, profitability, discount and terminal growth rates, and in projecting future cash flows, among other factors. Future events and changing market conditions may impact our assumptions as to prices, costs or other factors that may result in changes to our estimates of future cash flows. Our expected value-in-use is determined based on a discounted cash flow analysis. Determining estimated fair value less costs of disposal requires valuations and use of appraisals. At each reporting date, we review for indicators that could change the estimates we used to determine the recoverable amount of the relevant assets. Failure to realize the assumed revenues at an appropriate profit margin of a CGU could result in impairment losses in such CGU in future periods.
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
Operating Results

    Our product and service volumes, revenue and annual and quarterly operating results are affected by, among other factors: the level and timing of customer orders; our customer and business mix and the types of products or services we provide; the rate at which, the costs associated with, and the execution of, new program ramps; demand volumes and the seasonality of our business; price competition and other competitive factors; the mix of manufacturing or service value-add; manufacturing capacity, utilization and efficiency; the degree of automation used in the assembly process; the availability of components or labor; the location of qualified personnel; costs and inefficiencies of transferring programs between sites; program completions or losses, or customer disengagements and the timing and the margin of follow-on business or any replacement business; the impact of foreign exchange fluctuations; the performance of third-party providers; our ability to manage inventory, production location and equipment effectively; our ability to manage changing labor, component, energy and transportation costs effectively; fluctuations in variable compensation costs; the timing of our expenditures in anticipation of forecasted sales levels; and the timing of any acquisitions and related integration costs. Significant period-to-period variations can also result from the timing of new programs reaching full production or programs reaching end-of-life, the timing of follow-on or next generation programs and/or the timing of existing programs being fully or partially transferred internally or to a competitor. See "Overview — Overview of business environment" and "Recent Developments" above for a discussion of recent market conditions, including the COVID-19 pandemic, impacting our segments and our business.

Operating results expressed as a percentage of revenue:

	Year ended December 31
	2018	2019	2020

Revenue	100.0%	100.0%	100.0%
Cost of sales	93.5	93.5	92.4
Gross profit	6.5	6.5	7.6
SG&A	3.3	3.9	4.0
Research and development costs	0.5	0.4	0.5
Amortization of intangible assets	0.2	0.5	0.4
Other charges (recoveries)	0.9	(0.8)	0.4
Finance costs	0.4	0.8	0.7
Earnings before income tax	1.2	1.7	1.6
Income tax expense (recovery)	(0.3)	0.5	0.5
Net earnings	1.5%	1.2%	1.1%

Revenue:

    Revenue of $5.7 billion for 2020 decreased 2% compared to 2019. ATS segment revenue decreased 9% in 2020 compared to 2019, and CCS segment revenue increased 2% in 2020 compared to 2019.

    Revenue of $5.9 billion for 2019 decreased 11% compared to 2018. ATS segment revenue increased 3% in 2019 compared to 2018, and CCS segment revenue decreased 19% in 2019 compared to 2018.

    The following table sets forth segment revenue information (in millions, except percentages) for the periods indicated:

	2018		2019		2020
		% of total		% of total		% of total
ATS segment revenue	$2,209.7	33%	$2,285.6	39%	$2,086.3	36%
CCS segment revenue	$4,423.5	67%	$3,602.7	61%	$3,661.8	64%
Communications	2,724.2	41%	2,346.4	40%	2,434.8	42%
Enterprise	1,699.3	26%	1,256.3	21%	1,227.0	22%
Total revenue	$6,633.2	100%	$5,888.3	100%	$5,748.1	100%

ATS segment revenue represented 36% of total revenue for 2020, compared to 39% for 2019, and 33% for 2018. ATS segment revenue for 2020 decreased $199.3 million (9%) compared to 2019, as revenue growth in our HealthTech and Capital Equipment businesses (aggregate growth of approximately 30% compared to 2019), driven by new program ramps and continued demand strength in the semiconductor market, were more than offset by adverse COVID-19-related demand impacts in our commercial aerospace and Industrial businesses, and in addition with respect to our A&D business, the impact of the Boeing 737 Max program halt. In addition to COVID-19-related demand reductions, we experienced adverse revenue impacts resulting from COVID-19-related materials constraints across our ATS segment in 2020 (Q4 2020 — $8 million; Q3 2020 —

$7 million; Q2 2020 — $8 million). Within our ATS segment, revenue from our A&D business was most significantly impacted in 2020 by disruptions attributable to COVID-19.

ATS segment revenue for 2019 increased $75.9 million (3%) compared to 2018, reflecting aggregate revenue growth in our Industrial, HealthTech, and A&D businesses in the mid-teens percentage range. These increases were offset in large part by significant year-over-year reductions in demand in our Capital Equipment business (notwithstanding Capital Equipment revenue improvements in Q4 2019 sequentially and compared to the fourth quarter of 2018 (Q4 2018), and new revenue from our November 2018 Impakt acquisition), and by planned disengagements from non-strategic Energy programs. Although Capital Equipment revenue in 2019 benefited from our Impakt acquisition, the favorable impact was significantly lower than expected primarily due to the then-recent downturn in semiconductor and display demand. Revenue growth in our A&D business for 2019 as compared to 2018 was driven by strong demand, including from Atrenne, but was negatively impacted by production delays caused by materials constraints in certain high reliability parts and machined components.

    CCS segment revenue represented 64% of total revenue for 2020, compared to 61% for 2019, and 67% for 2018. CCS segment revenue for 2020 increased $59.1 million (2%) compared to 2019. Communications end market revenue for 2020 increased $88.4 million (4%) compared to 2019, reflecting strength in our HPS business, including increased demand from service providers, which more than offset an approximate $200 million revenue decline from CCS Review disengagements, including the Cisco Disengagement. Enterprise end market revenue for 2020 decreased $29.3 million (2%) compared to 2019, as demand strength in our HPS business was more than offset by an approximate $100 million revenue decline from CCS Review disengagements, as well as demand softness across a number of customers. In addition, we experienced adverse revenue impacts resulting from COVID-19-related materials constraints in our CCS segment in 2020 (Q4 2020 — $1 million; Q3 2020 — $9 million; Q2 2020 — $48 million). Demand from service providers continues to be strong due to the expansion and upgrade of their data centers in support of growing cloud and on-line requirements, resulting in part from the impact of COVID-19. Our HPS business experienced strong demand in 2020, increasing 80% compared to 2019 to $862 million, and accounting for 15% of our total 2020 revenue. Although we continue to anticipate that total CCS segment revenue will decline in 2021 compared to 2020, we expect continued strength in our HPS business in 2021.

CCS segment revenue for 2019 decreased $820.8 million (19%) compared to 2018. Communications end market revenue for 2019 decreased $377.8 million (14%) compared to 2018, primarily due to continuing demand softness from certain of our traditional OEM customers, partially offset by demand strength and new program revenue in support of data center growth. Enterprise end market revenue for 2019 decreased $443.0 million (26%) compared to 2018, just over $400 million of which was due to planned program disengagements resulting from our CCS Review, partially offset by new program ramps.

We depend on a small number of customers for a substantial portion of our revenue. In the aggregate, our top 10 customers represented 66% of total revenue for 2020 (2019 — 65%; 2018 — 70%).

    The following table sets forth the customers that individually represented 10% or more of total revenue for the periods indicated, and their segments. No customer individually represented 10% or more of total revenue in 2020:

	Segment	Year ended December 31
		2018	2019
Cisco Systems, Inc.	CCS	14%	12%
Dell Technologies	CCS	10%	*
Total		24%	12%
* Less than 10%.

We generally enter into master supply agreements with our customers that provide the framework for our overall relationship, although such agreements typically do not guarantee any level of business or fixed pricing. Instead, we bid on a program-by-program basis and typically receive customer purchase orders for specific quantities and timing of products. We cannot assure that our current customers will continue to award us with follow-on or new business. Customers may also cancel contracts, and volume levels can be changed or delayed, any of which could have a material adverse impact on our results of operations and working capital performance, including requiring us to carry higher than expected levels of inventory. We cannot assure the replacement of completed, delayed, cancelled or reduced orders, or that our current customers will continue to utilize our services or renew their long-term manufacturing or services contracts with us on acceptable terms or at all. In addition, in any given quarter, we can experience quality and process variances related to materials, testing or other manufacturing or supply chain activities. Although we are successful in resolving the majority of these issues, the existence of these variances could have a material adverse impact on the demand for our services in future periods from any affected customers. Further, some of our customer agreements require us to provide specific price reductions to our customers over the term of the contracts, which has significantly impacted revenue and our margins. Continuing market shifts to disaggregated solutions and open hardware platforms are also adversely impacting demand from our traditional OEM Communications customers, but favorably impacting our service provider customers and our HPS business. There can be no assurance that revenue from any of our major customers will continue at historical levels or will not decrease in absolute terms or as a percentage of total revenue. A significant revenue decrease or pricing pressures from these or other customers, or a loss of a major customer or program, could have a material adverse impact on our business, our operating results and our financial position. See "Recent Developments" above for a discussion of our Cisco Disengagement, and its anticipated impact on our business.

Materials constraints can also cause delays in production and could have a material and adverse impact on our operations and our inventory levels. As noted above, COVID-19-related materials constraints adversely impacted our revenues during 2020 (most significantly in Q2 2020 ($56 million)). Although these constraints improved by the end of 2020, we may continue to experience materials constraints or longer lead-times for high demand components and materials, which would adversely impact our revenue and working capital performance. Order cancellations and delays could also lower our asset utilization, resulting in lower margins. Significant period-to-period changes in margins can also occur if new program wins or follow-on business are more competitively priced than past programs. In addition, customers from time to time shift programs to us from other service providers, including some for lower complexity, light touch programs that are aggressively priced, which can adversely impact future operating results.

Gross profit:

The following table shows gross profit and gross margin (gross profit as a percentage of total revenue) for the periods indicated:

	Year ended December 31
	2018	2019	2020

Gross profit (in millions)	$430.5	$384.7	$437.6
Gross margin	6.5%	6.5%	7.6%

Gross profit for 2020 increased $52.9 million (14%), compared to 2019, primarily due to improvements in our CCS segment, despite the $12.9 million increase in net inventory provisions recorded in 2020 compared to 2019. Our 2020 inventory provisions were due in part to reduced demand, including as a result of the deterioration of the commercial aerospace market due to COVID-19, to certain aged inventory in our CCS segment, and to specific disengaging customers in both of our segments. In addition to adverse revenue impacts in 2020 due to COVID-19, we recorded $33 million of COVID-19 Costs in cost of sales. We also recognized an aggregate of $30 million of COVID Recoveries in cost of sales in 2020, mitigating such adverse impacts. Approximately 60% of both the COVID-19 Costs and COVID Recoveries recorded in 2020 pertained to our ATS segment. Despite overall lower revenue, the increase in gross margin to 7.6% in 2020 compared to 6.5% in 2019 was primarily driven by improved mix, productivity and volume leverage across several of our businesses (see segment margins below).

Gross profit for 2019 decreased $45.8 million (11%), compared to 2018, most significantly due to lower revenue levels in our CCS segment, and weaker ATS segment performance, including losses in our Capital Equipment business and inefficiencies in our A&D business resulting from materials constraints with respect to the availability of high reliability parts and machined components. Despite overall lower revenue, however, gross margin of 6.5% for 2019 was flat compared to 2018, as favorable changes in mix and productivity improvements in our CCS segment were offset by weaker ATS segment performance. In addition, gross profit for 2018 was negatively impacted by higher net inventory provisions ($13.5 million) as compared to 2019 ($4.1 million).

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

SG&A:

SG&A for 2020 of $230.7 million (4.0% of total revenue) increased $3.4 million compared to $227.3 million (3.9% of total revenue) for 2019, primarily due to higher variable compensation and variable spend (including IT-related COVID-19 Costs), offset in part by the recognition of approximately $7 million of COVID Subsidies in SG&A, and $2.2 million in lower foreign exchange losses in 2020.

SG&A for 2019 of $227.3 million (3.9% of total revenue) increased $8.3 million compared to $219.0 million (3.3% of total revenue) for 2018, primarily due to a $9.1 million increase in SG&A resulting from the 2018 addition of the operations of Impakt and Atrenne (ATS segment), and $2.9 million in higher foreign exchange losses, offset in part by lower variable spend.

Segment income and margin:

    Segment performance is evaluated based on segment revenue (set forth above), segment income and segment margin (segment income as a percentage of segment revenue). Revenue is attributed to the segment in which the product is manufactured or the service is performed. Segment income is defined as a segment’s net revenue less its cost of sales and its allocable portion of selling, general and administrative expenses and research and development expenses (collectively, Segment Costs). Identifiable Segment Costs are allocated directly to the applicable segment while other Segment Costs, including indirect costs and certain corporate charges, are allocated to our segments based on an analysis of the relative usage or benefit derived by each segment from such costs. Segment income excludes Finance Costs (defined under "Liquidity — Financing and Finance Costs" below), employee SBC expense, amortization of intangible assets (excluding computer software), Other charges (recoveries) (described under "Other charges (recoveries)" below), and an acquisition inventory fair value adjustment in 2018, as these costs and charges/recoveries are managed and reviewed by our CEO at the company level. See the reconciliation of segment income to our earnings before income taxes for 2018 — 2020 in note 26 to the 2020 AFS. Our segments do not record inter-segment revenue. Although segment income and segment margin are used to evaluate the performance of our segments, we may incur operating costs in one segment that may also benefit the other segment. Our accounting policies for segment reporting are the same as those applied to the Company as a whole.

ATS segment income for 2020 increased $5.5 million (9%) compared to 2019. ATS segment margin increased from 2.8% in 2019 to 3.3% in 2020, despite the lower revenue. The increase in ATS segment income for 2020 as compared to 2019 was due primarily to the Capital Equipment revenue increases discussed above and improved productivity across a number of our ATS segment businesses. The increase in ATS segment margin for 2020 compared to 2019 was primarily due to improvements in our Capital Equipment business, driven by improved productivity, the beneficial impact of our cost reduction initiatives, and volume leverage, partly offset by reduced profit contribution from our A&D business. See "Recent Developments" above.

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

CCS segment income for 2020 increased $35.4 million (38%) compared to 2019. CCS segment margin increased from 2.6% in 2019 to 3.5% in 2020. These increases were primarily due to favorable mix, including increased HPS programs, and the positive impact of our productivity initiatives. See "Recent Developments" above for a discussion of the anticipated impact of our CCS Review on our operations and financial results.

CCS segment income for 2019 decreased $17.5 million (16%) compared to 2018, while CCS segment revenue decreased 19% compared to 2018. The decrease in CCS segment income was primarily due to the lower comparative revenue (described above). CCS segment margin increased from 2.5% in 2018 to 2.6% in 2019, as a result of favorable changes in program mix. Despite the lower revenue, CCS Review disengagements and our cost reduction initiatives had a beneficial impact on our CCS segment margin in 2019.

SBC expense:

Our SBC expense may fluctuate in any period to account for, among other things, forfeitures from employee terminations or resignations, and the recognition of accelerated SBC expense for employees eligible for retirement (generally in the first quarter of the year associated with our annual grants). The portion of our SBC expense that relates to performance-based compensation generally varies depending on our estimated level of achievement of pre-determined performance goals and financial targets.

The following table shows employee SBC expense (with respect to restricted share units (RSUs) and performance share units (PSUs) granted to employees) and director SBC expense (with respect to deferred share units (DSUs) and RSUs issued to directors as compensation) for the periods indicated (in millions):

	Year ended December 31
	2018	2019	2020
Employee SBC expense in cost of sales	$14.7	$14.6	$11.1
Employee SBC expense in SG&A	18.7	19.5	14.7
Total	$33.4	$34.1	$25.8
Director SBC expense in SG&A (1)	$2.0	$2.4	$2.0
(1) Expense consists of director compensation to be settled with SVS, or SVS and cash, as elected by each director.

    The decrease in employee SBC expense for 2020 as compared to 2019 was primarily the result of $8.4 million in expense reversals recorded in 2020 to reflect reductions in the estimated number of PSUs expected to vest at the end of January 2021. Our employee SBC expense for 2019 was relatively flat compared to 2018. Unless a grantee has been authorized, and elects, to settle these awards in cash, management intends to settle all outstanding RSUs and PSUs with SVS purchased in the open market by a broker or issued from treasury. Accordingly, we account for these share unit awards as equity-settled awards. See "Cash requirements" below.

Other charges (recoveries):

(i)     Restructuring charges:

    We recorded the following restructuring charges for the periods indicated (in millions):

	Year ended December 31
	2018	2019	2020
Restructuring charges	$35.4	$37.9	$25.8

    We perform ongoing evaluations of our business, operational efficiency and cost structure, and implement restructuring actions as we deem necessary.

    We implemented restructuring actions in 2020, associated primarily with the Cisco Disengagement, as well as other actions intended to adjust our cost base in response to shifting demand, due in part to the impact of COVID-19 and the reduced levels of demand in certain of our businesses, including actions to right-size our commercial aerospace facilities as described in

"Recent Developments" above. During 2020, we recorded $25.8 million of restructuring charges, compared to our previous estimate of $30 million. We expect to incur the remainder of these planned restructuring charges in Q1 2021.

     We recorded restructuring charges of $25.8 million in 2020, consisting of cash charges of $23.3 million, primarily for employee termination costs, and non-cash charges of $2.5 million. The non-cash restructuring charges recorded in 2020 represented the write-down of certain equipment related to disengaged programs, and the write down of ROU assets ($1.1 million) in connection with vacated properties, resulting in part from certain sublet recoveries that were lower than the carrying value of the related leases (Sublet Losses), offset in part by $0.3 million in gains on the disposition of surplus equipment. Approximately two-thirds of our 2020 restructuring charges were associated with our CCS segment. Our restructuring provision at December 31, 2020 was $4.7 million, which we expect to pay in 2021 (December 31, 2019 — $11.2 million; December 31, 2018 — $10.3 million). All cash outlays have been, and the balance is expected to be, funded with cash on hand.

At the end of 2019, we completed our cost efficiency initiative (CEI), which consisted of restructuring actions related to our CCS Review and our Capital Equipment business. We recorded an aggregate of $81.3 million in restructuring charges from the commencement of the CEI in the fourth quarter of 2017 through its completion. The CEI resulted in reductions to our workforce, as well as the consolidation of certain sites to better align capacity and infrastructure with then-anticipated customer demand, related transfers of customer programs and production, re-alignment of business processes, management reorganizations, and other associated activities.

    We recorded restructuring charges of $37.9 million in 2019, all in connection with our CEI, consisting of cash charges of $28.1 million, primarily for employee termination costs, and non-cash charges of $9.8 million. The non-cash restructuring charges recorded in 2019 represented the write-down of certain equipment, primarily related to our Capital Equipment business (ATS segment) and disengaged programs, and the write down of ROU assets ($1.0 million) pertaining to vacated properties, resulting in part from Sublet Losses. Approximately two-thirds of our 2019 restructuring charges were associated with our CCS segment.

    We recorded restructuring charges of $35.4 million in 2018, all in connection with our CEI, consisting of cash charges of $35.2 million, primarily for consultant costs, and employee and lease termination costs, and non-cash charges of $0.2 million representing losses on the sale of surplus equipment. The majority of the 2018 charges pertained to workforce reductions at sites associated primarily with our CCS segment.

    We may also implement additional future restructuring actions or divestitures as a result of changes in our business, the marketplace and/or our exit from less profitable, under-performing, non-core or non-strategic operations. In addition, an increase in the frequency of customers transferring business to our competitors, changes in the volumes they outsource, pricing pressures, or requests to transfer their programs among our sites or to lower-cost locations, may also result in our taking future restructuring actions. We may incur higher operating expenses during periods of transitioning programs within our network or to our competitors. Any such restructuring activities, if undertaken at all, could adversely impact our operating and financial results, and may require us to further adjust our operations.

(ii)     Asset impairment:

We review the carrying amounts of goodwill, intangible assets, property, plant and equipment, and commencing in 2019, right-of-use (ROU) assets, for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount of such assets, or the related CGU or CGUs, may not be recoverable. In addition to an assessment of triggering events during the year, we conduct an annual impairment assessment of CGUs with goodwill in the fourth quarter of the year (Annual Impairment Assessment). See "Critical Accounting Policies and Estimates" above and note 2(j) to our 2020 AFS. We did not identify any triggering events during 2018, 2019 or 2020 indicating that the carrying amount of our assets or CGUs may not be recoverable. However, we recorded restructuring charges to reflect: losses on the sale of certain surplus equipment (2018); the write-down of certain equipment (2019 and 2020); and the write-down of certain ROU assets related to vacated properties (2019 and 2020), in each case in connection with our restructuring actions. See paragraph (i) above. In addition, during the fourth quarter of each of 2018, 2019 and 2020, we performed our Annual Impairment Assessment for CGUs with goodwill, and determined that there was no impairment, as the recoverable amount of our CGUs and their assets exceeded their respective carrying values.

We recognize an impairment loss when the carrying amount of an asset, CGU or group of CGUs exceeds its recoverable amount. The recoverable amount of an asset, CGU or group of CGUs is measured as the greater of its expected value-in-use and its estimated fair value less costs of disposal. Determining the recoverable amount is subjective and requires management to exercise significant judgment in estimating future growth, profitability, discount and terminal growth rates, and in projecting future cash flows, among other factors. Future events and changing market conditions may impact our assumptions as to prices, costs or other factors that may result in changes to our estimates of future cash flows. Our expected value-in-use is determined based on a discounted cash flow analysis. Where applicable, we engage independent brokers to obtain market prices to estimate our real property and other asset values. See note 9 to our 2020 AFS for a discussion of how we determine our cash flow projections for our impairment assessments, as well as the cash flow projection periods, growth rates, and discount rates used in our Annual Impairment Assessments of CGUs with goodwill for each of 2018, 2019 and 2020.

    Our goodwill balance is allocated to the following CGUs (in millions):

	December 31
	2018	2019	2020
Capital Equipment (1)	$130.7	$132.0	$132.3
A&D (2)	3.7	3.7	3.7
Atrenne (3)	64.0	62.6	62.6
	$198.4	$198.3	$198.6

(1)    Consists of: (i) in 2020, $112.8 million of goodwill attributable to our Impakt acquisition (Impakt Goodwill), and $19.5 million attributable to prior acquisitions (Prior Goodwill); (ii) in 2019, $112.5 million of Impakt Goodwill and the Prior Goodwill; and (iii) in 2018, $111.2 million of Impakt Goodwill and the Prior Goodwill. The final purchase price adjustment for Impakt was recorded in 2019.

(2)    Attributable to our 2016 acquisition of Lorenz, Inc. and Suntek Manufacturing Technologies, SA de CV, collectively known as Karel Manufacturing.

(3)     Attributable to our 2018 Atrenne acquisition. The final purchase price adjustment was recorded in 2019.
    As part of our Annual Impairment Assessment of CGUs with goodwill, we also performed a sensitivity analysis for the relevant CGUs in order to identify the impact of changes in key assumptions, including projected growth rates, profitability, discount and terminal growth rates. We did not identify any key assumptions where a reasonable possible change would have resulted in material impairments to the above goodwill balances in 2018, 2019 or 2020. Future growth in revenue and margins for these CGUs is supported by new business awarded recently, customer forecasts, assumptions for additional future program wins based on our current revenue pipeline, margin improvements based on recent restructuring actions, and external industry outlooks. Assumptions for our Capital Equipment CGU for our 2020 Annual Impairment Assessment reflect the recovery of, and demand strength (including from new programs) in, our semiconductor business in 2020 (which is expected to continue), and our expectation of display business recovery towards the end of 2021. We have also assumed margin expansion for this CGU during the forecast period based on anticipated increased productivity driven by the expectation of additional volumes. Assumptions for our Atrenne CGU for our 2020 Annual Impairment Assessment reflect improvements compared to our prior year assessment, primarily in our defense business, as a result of new programs and our expectation of growth during the 5-year forecast period following the expansion of one of our Atrenne facilities to accommodate additional capacity for our defense customers and our licensing business. Although our A&D CGU was adversely affected during 2020 by the severe and adverse impact of COVID-19 on the commercial aerospace industry (which is currently anticipated to continue throughout 2021), our assumptions for this CGU for our 2020 Annual Impairment Assessment reflect industry expectations for a recovery of demand within the 5-year forecast period. Impairment assessments inherently involve judgment as to assumptions about expected future cash flows and the impact of market conditions on those assumptions. See "Critical Accounting Policies and Estimates" above.

(iii)     Losses on post-employment benefit plan (Post-employment Benefit Plan Losses):
    During Q4 2019, we recorded non-cash charges of $4.1 million, representing additional obligations under our Thailand post-employment benefit plan as a result of changes in labor protection laws in Thailand that increased the severance benefits for specified employees upon termination.

(iv)     Transition Costs (Recoveries):
    Transition Costs consist of Toronto Transition Costs and, commencing in the third quarter of 2019, Internal Relocation Costs, each of which are defined under the caption "Non-IFRS Financial Measures" below. We did not incur any Toronto Transition Costs in 2020 (2019 — $3.8 million; 2018 — $13.2 million). As previously disclosed, our temporary headquarters relocation is complete, and we do not expect to incur further Toronto Transition Costs in connection therewith until the move into our new corporate headquarters commences. We recorded de minimis Internal Relocation Costs in 2020 (2019 — $2.4 million; 2018 — nil). Transition Recoveries consist of the $102.0 million gain (Property Gain) we recorded on the sale of our Toronto real property in the first quarter of 2019 (Q1 2019). See "Liquidity — Toronto Real Property and Related Transactions" below for a discussion of the sale of our Toronto real property and related relocations, including transition and capital costs incurred in connection therewith.

(v)     Credit Facility-related charges:

    During Q4 2019, we incurred $2.0 million in fees in connection with obtaining waivers in October 2019 related to our non-compliance with certain restrictive covenants under our credit facility (Waiver Fees). See "Capital Resources" below. During Q2 2018, we recorded a $1.2 million charge to accelerate the amortization of unamortized deferred financing costs related to the extinguishment of our prior credit facility.

(vi)     Acquisition Costs and Other:

    Acquisition Costs consist of consulting, transaction and integration costs relating to potential and completed acquisitions, and when applicable, charges related to the subsequent re-measurement of indemnification assets recorded in connection with our acquisition of Impakt. During 2020, we recorded $0.2 million of Acquisition Costs (2019 — $3.9 million, including $2.2 million of such remeasurement charges; 2018 — $11.0 million). See note 3 to our 2020 AFS. Other consists of legal recoveries in connection with the settlement of class action lawsuits in which we were a plaintiff.

Losses on pension annuity purchases:

    To mitigate the actuarial and investment risks of our defined benefit pension plans, we purchase annuities from time to time (using existing plan assets) from third party insurance companies for certain, or all, plan participants. The purchase of annuities by the pension plan substantially hedges the financial risks associated with the related pension obligations. In June 2018, the trustees of our defined benefit pension plan for our employees in the United Kingdom (U.K. Main pension plan) entered into an agreement with a third party insurance company to purchase an annuity for participants in such plan who had not yet retired. The purchase of this annuity resulted in a non-cash loss of $63.3 million for the second quarter of 2018 (Q2 2018) which we recorded in other comprehensive income (loss) (OCI) and simultaneously re-classified to deficit. We completed the wind-up of a former related supplementary pension plan for our employees in the United Kingdom in 2019. In August 2020, the trustees of the U.K. Main pension plan purchased annuities to hedge the pension benefits payable to newly-retired members of such plan. The 2020 annuity purchase resulted in a non-cash loss of $0.2 million for Q3 2020, which we recorded in OCI and simultaneously re-classified to deficit (see note 19(a) to our 2020 AFS).

Income taxes:

For 2020, we had a net income tax expense of $29.6 million on earnings before tax of $90.2 million, compared to a net income tax expense of $29.5 million on earnings before tax of $99.8 million for 2019, and a net income tax recovery of $17.0 million on earnings before tax of $81.9 million for 2018. Our 2019 earnings before tax included the Property Gain, which had no net tax impact, as such gain was offset by previously unrecognized tax losses.

Our net income tax expense of $29.6 million for 2020 included $18.3 million of tax expenses relating to current and future withholding taxes associated with repatriations of undistributed earnings from certain of our Chinese and Thai subsidiaries that occurred in 2020 or are anticipated to occur in the foreseeable future, offset in large part by the following favorable impacts: (i) $4.1 million in tax benefits related to return-to-provision adjustments for changes in estimates related to prior years based on changes in facts or circumstances (RTP Adjustments), (ii) the recognition of $2.6 million of previously unrecognized deferred tax assets of our Japanese subsidiary, (iii) $5.1 million in favorable foreign exchange impacts (Currency Impacts) arising primarily from the strengthening of the Chinese renminbi relative to the U.S. dollar (our functional currency), and (iv) a $5.7 million reversal of tax uncertainties in certain of our Asian subsidiaries in Q1 2020. We currently expect to repatriate cash from certain of our Chinese and Thai subsidiaries in the near future and have recorded a $16.5 million deferred tax liability in connection therewith. Upon such repatriation, we will reverse this deferred tax liability and record a current income tax expense for withholding taxes. Our functional and reporting currency is the U.S. dollar; however, our income tax expense is based primarily on taxable income determined in the currency of the country of origin. As a result, foreign currency translation differences impact our income tax expense from period to period.

Our net income tax expense for 2019 of $29.5 million was favorably impacted by $6.4 million in tax benefits arising from RTP Adjustments, and an aggregate of $4.5 million in reversals of certain previously-recorded tax liabilities and uncertainties, offset in part by $6.0 million in withholding taxes associated with the then-anticipated repatriations of undistributed earnings with respect to certain of our Chinese and Thai subsidiaries. Upon repatriating the cash in 2020, we reversed the related deferred tax liability previously recorded in 2019 and recorded a current income tax expense for withholding taxes in 2020. Overall net Currency Impacts for 2019 were not significant.

Our net income tax recovery for 2018 of $17.0 million was favorably impacted by the recognition of $3.7 million and $49.6 million of previously unrecognized deferred tax assets in our U.S. group of subsidiaries as a result of our Atrenne and Impakt acquisitions, respectively (the benefit pertaining to Impakt is referred to as the Impakt Benefit), which largely offset the $56.6 million in net deferred tax liabilities that arose in connection with such acquisitions, as well as the reversal of $6.0 million of previously-accrued Mexican income taxes, to reflect the terms of an approved bi-lateral advance pricing arrangement between the U.S. and Mexican tax authorities in Q2 2018. These income tax benefits were offset, in part, by adverse Currency Impacts arising primarily from the weakening of the Malaysian ringgit and Chinese renminbi relative to the U.S. dollar.

In response to the COVID-19 pandemic, certain jurisdictions in which we operate have implemented certain tax relief measures, including deferral of value-added tax payments (such as VAT or GST) and additional tax deductions. However, these tax relief measures did not provide us with significant tax benefits in 2020. We do not currently expect that these tax relief measures will have a significant impact on our global tax rate. However, see "Recent Developments — COVID-19" above and note 24 to the 2020 AFS for a discussion of COVID Subsidies recorded in 2020 that subsidized or offset qualifying expenses, including payroll costs and social insurance program contributions.

    We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our effective tax rate can vary significantly from period to period for various reasons, including as a result of the mix and volume of business in various tax jurisdictions, and in jurisdictions with tax incentives that have been negotiated with the respective tax authorities (see discussion below). Our effective tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, cash repatriations, certain tax exposures, the time period in which losses may be used under tax laws and whether management believes it is probable that future taxable profit will be available to allow us to recognize deferred income tax assets.

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

Our tax incentives currently consist of tax exemptions for the profits of, and for dividend withholding taxes for, our Thailand and Laos subsidiaries. We have two income tax incentives in Thailand (one of our previous Thailand tax incentives expired in Q4 2019, and another expired in Q3 2020). One of our remaining incentives initially allows for a 100% income tax exemption (including distribution taxes), and after eight years transitions to a 50% income tax exemption for the next five years (excluding distribution taxes). This incentive will transition to the 50% exemption in 2022 and expire in 2027. The second incentive, approved in Q4 2019, allows for a 100% income tax exemption (including distribution taxes) for eight years, and expires in 2028. Upon full expiry of each of the incentives, taxable profits associated therewith become fully taxable. During 2020, we successfully transitioned a portion of our businesses under expired incentives to our remaining incentives. Our tax expense could increase significantly if certain tax incentives from which we benefit are retracted. The aggregate tax benefit arising from all of our tax incentives was approximately $10 million for 2020 (2019 — $1.5 million; 2018 — $4.7 million).

We received an approval from the Malaysian authorities in Q4 2020 for an income tax incentive for one of our Malaysian subsidiaries, which provides for a 50% income tax exemption for a period of five years for certain product sets manufactured by such subsidiary. The commencement date of this incentive is yet to be determined by the Malaysian authorities. Although a significant portion of this incentive may be retroactively applicable to past periods, we cannot assure that this will be the case. Due to uncertainty of the period for which this incentive applies, we cannot currently quantify the applicable benefit.

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

    In 2017, the Brazilian Ministry of Science, Technology, Innovation and Communications (MCTIC) issued assessments seeking to disqualify certain R&D expenses for the years 2006 to 2009, which entitled our Brazilian subsidiary (which ceased operations in 2009) to charge reduced sales tax levies to its customers. Although we received lower re-assessments for 2007 and 2008 during Q1 2020 in response to our initial appeal, we intend to continue to appeal the original assessments and the re-assessments for all years from 2006 to 2009. The assessments and re-assessments, including interest and penalties, have been revised by the MCTIC, and as of December 31, 2020, total approximately 24 million Brazilian real (approximately $5 million at year-end exchange rates) for all such years, reduced from original assessments totaling approximately 39 million Brazilian real (approximately $8 million at year-end exchange rates). Although we cannot predict the outcome of this matter, we believe that our R&D activities for the period are supportable, and it is probable that our position will be sustained upon full examination by the appropriate Brazilian authorities and, if necessary, upon consideration by the Brazilian judicial courts.
    The successful pursuit of assertions made by any government authority, including tax authorities, could result in our owing significant amounts of tax or other reimbursements, interest and possibly penalties. We believe we adequately accrue for any probable potential adverse ruling. However, there can be no assurance as to the final resolution of any claims and any resulting proceedings. If any claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and in excess of amounts accrued.

Net earnings:

    Net earnings for 2020 decreased $9.7 million compared to 2019. The decrease was primarily due to the $102.0 million Property Gain recorded in Q1 2019, offset in part by $52.9 million in higher gross profit, $12.1 million in lower restructuring charges, and $11.8 million in lower Finance Costs (defined under "Liquidity — Financing and Finance Costs" below) in 2020 as compared to 2019.

    Net earnings for 2019 decreased $28.6 million compared to 2018. The decrease was primarily due to $45.8 million in lower gross profit, $8.3 million in higher SG&A expenses, $14.2 million in higher amortization of intangible assets (with respect to SG&A and intangibles amortization, both primarily due to our Atrenne and Impakt acquisitions in 2018), $25.1 million in higher Finance Costs (defined under "Liquidity — Financing and Finance Costs" below) in 2019 as compared to 2018, and $46.5 million in higher income tax expenses (primarily due to the $49.6 million Impakt Benefit recorded in 2018), partially offset by the $102.0 million Property Gain in Q1 2019.

Liquidity and Capital Resources

Liquidity

The following tables set forth key liquidity metrics for the periods indicated (in millions):

	December 31
	2018	2019	2020
Cash and cash equivalents	$422.0	$479.5	$463.8
Borrowings under credit facility*	757.3	592.3	470.4

* excluding ordinary course letters of credit.

	Year ended December 31
	2018	2019	2020
Cash provided by operating activities	$33.1	$345.0	$239.6
Cash provided by (used in) investing activities	(545.6)	38.7	(51.0)
Cash provided by (used in) financing activities	419.3	(326.2)	(204.3)

Changes in non-cash working capital items (included in operating activities above):
A/R	$(155.4)	$153.7	$(40.7)
Inventories	(224.0)	97.7	(99.3)
Other current assets	7.6	16.5	(0.5)
A/P, accrued and other current liabilities and provisions	227.0	(158.8)	117.0
Working capital changes	$(144.8)	$109.1	$(23.5)

Cash provided by operating activities:

In 2020, we generated $239.6 million of cash from operating activities compared to $345.0 million in 2019. The $105.4 million decrease in cash from operating activities in 2020 as compared to 2019 was primarily due to $132.6 million in higher working capital requirements. Higher working capital requirements for 2020 as compared to 2019 reflect a $197.0 million reduction in inventory cash flows, a $194.4 million reduction in A/R cash flows, and a $17.0 million reduction in other current assets cash flows, which more than offset a $223.0 million improvement in A/P cash flows (reflecting the timing of purchases and payments) and $52.8 million in higher customer cash deposits at the end of 2020 compared to the end of 2019 (described below). The decrease in inventory cash flows for 2020 as compared to 2019 primarily reflects the higher inventory levels carried in 2020 to support new program ramps and anticipated future demand, including for our HPS business. In certain cases, we received cash deposits from our customers to help alleviate the impact of such purchases on our cash flows ($174.7 million as at December 31, 2020, compared to $121.9 million as at December 31, 2019). The reduction in A/R cash flows was the result of higher outstanding A/R balances at the beginning of 2019 compared to the beginning of 2020, as well as lower 2020 revenue levels and the timing of collections. Our working capital amounts fluctuate from period to period depending on various factors, including the timing and extent of purchases. In particular, our A/P cash flow levels may decrease in subsequent periods as payments are made, and as cash deposit balances change.

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

From time to time, we extend payment terms applicable to certain customers, and/or provide longer payment terms to new customers. To substantially offset the effect of extended payment terms for particular customers on our working capital, we participate in two customer supplier financing programs (SFPs), pursuant to which we sell A/R from such customers to third-party banks on an uncommitted basis to receive earlier payment. In addition to the SFP for one customer in our CCS segment, we entered into an SFP for an ATS customer in December 2019. At December 31, 2020, we sold $65.3 million of A/R under the SFPs (December 31, 2019 — $50.4 million). The A/R are sold net of discount charges, which are recorded as Finance Costs (defined under "Financing and Finance Costs" below) in our consolidated statement of operations.

Free cash flow (non-IFRS):

Non-IFRS free cash flow is defined as cash provided by or used in operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property, including our Toronto real property in 2019), lease payments (including under IFRS 16), and Finance Costs (defined under "Financing and Finance Costs" below) paid (excluding any debt issuance costs and when applicable, Waiver Fees paid). We do not consider debt issuance costs paid ($0.6 million in 2020; $2.9 million in 2019; $12.9 million in 2018); or Waiver Fees paid ($2.0 million in 2019, recorded in other charges) to be part of our core operating expenses. As a result, these costs are excluded from total Finance Costs paid in our determination of non-IFRS free cash flow. In addition, as of January 1, 2019, as a result of our adoption of IFRS 16 (Leases), we subtract lease payments under IFRS 16, as such payments were previously (but are no longer) reported in cash provided by (used in) operations. IFRS 16 did not require the restatement of prior period financial statements. Accordingly, and in order to preserve comparability with prior calculations, commencing in Q1 2019, such lease payments are subtracted from cash provided by (used in) operations in our determination of non-IFRS free cash flow. Note, however, that non-IFRS free cash flow does not represent residual cash flow available to Celestica for discretionary expenditures. Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash provided by or used in operations, to assess our operational cash flow performance. We believe non-IFRS free cash flow provides another level of transparency to our liquidity. A reconciliation of this measure to cash provided by operating activities measured under IFRS is set forth below (in millions):

	Year ended December 31
	2018	2019	2020

IFRS cash provided by operations	$33.1	$345.0	$239.6
Purchase of property, plant and equipment, net of sales proceeds	(78.5)	36.0	(51.0)
Lease payments	(17.0)	(38.2)	(33.7)
Finance Costs paid (excluding debt issuance costs and Waiver Fees paid)	(23.1)	(41.6)	(28.9)
Non-IFRS free cash flow	$(85.5)	$301.2	$126.0

Our non-IFRS free cash flow of $126.0 million for 2020 decreased $175.2 million compared to 2019, primarily due to the $113.0 million in Toronto Proceeds we received in Q1 2019 (included in "purchase of property, plant and equipment, net of sales proceeds" in the table above), and $105.4 million of lower cash generated from operating activities in 2020 (discussed above), offset in part by $27.7 million of lower capital expenditures in 2020 as compared to 2019.

Our non-IFRS free cash flow of $301.2 million for 2019 increased $386.7 million compared to 2018, primarily due to higher cash generated from operating activities and the $113.0 million in Toronto Proceeds.

Cash provided by (used in) investing activities:

Our capital expenditures for 2020 were $52.8 million (2019 — $80.5 million; 2018 — $82.2 million), primarily to enhance our manufacturing capabilities in various geographies and to support new customer programs (2020 and 2019 — split approximately evenly between our segments; 2018 — approximately two-thirds of which were in support of our ATS segment). Our capital expenditures for 2020 included the expansion of our Atrenne facilities in the U.S. to accommodate additional capacity for our defense customers and our new A&D licensing business. Overall capital expenditures in 2020 were lower than originally anticipated, and compared to the prior year, as a result of the shifting of programs or spending, in part due to the impact of COVID-19. See footnote (iii) to the "Additional Commitments" table below for information with respect to commitments for capital expenditures as of December 31, 2020. We incurred capital expenditures in connection with relocations related to the sale of our Toronto real property as follows: $5.0 million in 2019 related to our temporary corporate headquarters (nil prior thereto), and $1.2 million in building improvements and new machinery in 2019 at our new Toronto manufacturing site (2018 — approximately $15 million). We fund our capital expenditures from cash on hand and through the financing arrangements described under "Capital Resources" below. From time-to-time, we receive cash proceeds from the sale of surplus equipment and property (2020 — $1.8 million; 2019 — $116.5 million; 2018 — $3.7 million). The Toronto Proceeds were recorded as cash provided by investing activities in 2019.

In April 2018, we paid $141.7 million for our acquisition of Atrenne, and in November 2018, we paid $325.4 million for our acquisition of Impakt. See "Financing and Finance Costs" below. In accordance with the finalization in 2019 of applicable working capital adjustments, the final purchase price for our Atrenne and Impakt acquisitions was reduced by $1.4 million and $1.3 million, respectively.

Cash provided by (used in) financing activities:

SVS repurchases:

    See "Summary of Key Operating Results and Financial Information" above for a table detailing repurchases of SVS during each of 2018, 2019 and 2020.

Financing and Finance Costs:

In June 2018, we entered into an $800.0 million credit facility (Credit Facility) with Bank of America, N.A., as Administrative Agent, and the other lenders party thereto, providing a $350.0 million term loan (Initial Term Loan) that matures in June 2025, and a $450.0 million revolver (Revolver) that matures in June 2023. In November 2018, we added a $250.0 million term loan (Incremental Term Loan) that matures in June 2025. The Initial Term Loan and the Incremental Term Loan are collectively referred to as the Term Loans. Previously, we were party to a credit facility (Prior Facility) that consisted of a $300.0 million revolver (Prior Revolver) and a $250.0 million term loan (Prior Term Loan). The Prior Facility is described under the "Capital Resources" section of our Annual Report on Form 20-F for the year ended December 31, 2018.

    In addition to aggregate scheduled 2020 quarterly principal repayments of $1.5 million on our Term Loans, a mandatory prepayment of $107.0 million (ECF Amount) was due and paid in Q2 2020 based on specified 2019 excess cash flow (repayment and prepayment requirements are described under "Cash requirements" below). During Q1 2020, we made the scheduled quarterly principal repayment of $0.875 million under the Initial Term Loan, and also prepaid an aggregate of $60.0 million under the Incremental Term Loan. This prepayment was first applied to the Q1 2020 and all remaining scheduled quarterly principal repayments of the Incremental Term Loan prior to maturity, and thereafter to remaining principal amounts outstanding thereunder. This prepayment also reduced the ECF Amount due in Q2 2020 to $47.0 million. On April 27, 2020, we prepaid $47.0 million under the Initial Term Loan. This prepayment was first applied to the scheduled quarterly principal repayment for Q2 2020 and all remaining scheduled quarterly principal repayments of the Initial Term Loan prior to maturity, and thereafter to remaining principal amounts outstanding thereunder. This prepayment eliminated the remainder of the ECF Amount. Subsequent to the April 2020 prepayment, we prepaid an additional $14.0 million under the Term Loans in June 2020 ($1.5 million under the Initial Term Loan and $12.5 million under the Incremental Term Loan). No further prepayments were required or made during 2020.

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

    During Q2 2018, we borrowed $163.0 million under the Prior Revolver, primarily to fund the Atrenne acquisition and for working capital requirements. We repaid such amounts and the $175.0 million then-outstanding under our Prior Term Loan in June 2018 (terminating the entire prior facility), using proceeds from the Initial Term Loan. During the third quarter of 2018, we borrowed $55.0 million under the Revolver for working capital purposes. During Q4 2018, we borrowed $339.5 million under the Revolver to fund the Impakt acquisition. The net proceeds of the Incremental Term Loan were used to repay $245.0 million of the outstanding amounts under the Revolver. During 2018, we made aggregate scheduled principal repayments of $1.7 million under the Initial Term Loan and $12.5 million under the Prior Term Loan.

Outstanding Credit Facility balances and interest rates as of December 31, 2020 are discussed below.

Finance Costs consist of interest expense and fees related to the Credit Facility (including debt issuance and related amortization costs), our interest rate swap agreements, our A/R sales program, and the SFPs, and interest expense on our lease obligations, net of interest income earned. During 2020, we paid Finance Costs of $29.5 million (2019 — $44.5 million; 2018 — $36.0 million), including debt issuance costs paid of $0.6 million (2019 — $2.9 million; 2018 — $12.9 million) in connection with the Credit Facility (upon execution and subsequent security arrangements). The decrease in Finance Costs from 2019 to 2020 was primarily due to lower borrowings under our Credit Facility and a reduction in interest rates compared to 2019. The increase in Finance Costs from 2018 to 2019 was primarily due to higher interest expense under our Credit Facility resulting from higher average borrowings throughout 2019 compared to 2018, and higher interest rates particularly in the first half of 2019 compared to 2018 (see "Cash Requirements" below). We also paid $2.0 million in Waiver Fees in Q4 2019, which we recorded in other charges (see "Operating Results" above).

Lease payments:

    During 2020, we paid $33.7 million (2019 — $38.2 million; 2018 — $17.0 million) in lease payments (see "Cash Requirements" below), including $31.2 million (2019 — $35.3 million; 2018 — nil) for lease payments under IFRS 16 (effective January 1, 2019). Substantially all of the reduction in lease payments in 2020 compared to 2019 was attributable to $4.2 million in tenant improvement allowances with respect to a new building lease for one of our Atrenne sites. Lease payments for 2018 included $11.3 million (including fees and accrued interest) we paid in January 2018 to settle and terminate our then-remaining solar panel equipment leases. Lease payments reduce our non-IFRS free cash flow. See "Non-IFRS free cash flow" above. At December 31, 2020, we had a total of $122.7 million in lease obligations outstanding (December 31, 2019 — $116.1 million; December 31, 2018 — $10.4 million in lease obligations outstanding).

Cash requirements:

Our working capital requirements can vary significantly from month-to-month due to a range of business factors, including the ramping of new programs, expansion of our services and business operations, timing of purchases, higher levels of inventory for new programs and anticipated customer demand, timing of payments and A/R collections, and customer forecasting variations. The international scope of our operations may also create working capital requirements in certain countries while other countries generate cash in excess of working capital needs. Moving cash between countries on a short-term basis to fund working capital is not always expedient due to local currency regulations, tax considerations, and other factors. To meet our working capital requirements and to provide short-term liquidity, we may draw on the Revolver, and/or sell A/R through our A/R sales program or participate in the SFPs, when permitted. The timing and the amounts we borrow or repay under these facilities can vary significantly from month-to-month depending upon our cash requirements. We continue to believe that cash flow from operating activities, together with cash on hand, availability under the Revolver ($428.7 million at December 31, 2020, reflecting outstanding ordinary course letters of credit thereunder), potential availability under uncommitted intraday and overnight bank overdraft facilities, and cash from permitted sales of A/R, will be sufficient to fund our currently anticipated working capital needs and planned capital spending (including the commitments described elsewhere herein). See "Capital Resources" below.

Financing Arrangements:

The Initial Term Loan required quarterly principal repayments of $0.875 million, and the Incremental Term Loan required quarterly principal repayments of $0.625 million (which have been paid as described above), and in each case require a lump sum repayment of the remainder outstanding at maturity. Commencing in 2020, we are also required to make an annual prepayment of outstanding obligations under the Credit Facility (applied first to the Term Loans, then to the Revolver, in the manner set forth in the Credit Facility), ranging from 0% — 50% (based on a defined leverage ratio) of specified excess cash flow (as defined in the Credit Facility) for the prior fiscal year. The $107.0 million ECF Amount was due and paid in Q2 2020 based on this provision. No Credit Facility prepayments based on 2020 excess cash flow will be required in 2021. In addition, prepayments of outstanding obligations under the Credit Facility (applied as described above) may also be required in the amount of specified net cash proceeds received above a specified annual threshold (including proceeds from the disposal of certain assets, but excluding the Toronto Proceeds). No Credit Facility prepayments based on net cash proceeds were required during 2020, nor will such prepayments be required in 2021. Further mandatory principal prepayments of the Term Loans based on specified excess cash flow and/or net cash proceeds may be required subsequent to 2021. See "Financing and Finance Costs" above for a description of principal repayments and prepayments made under the Credit Facility during 2020. Any outstanding amounts under the Revolver are due at maturity.

Interest expense under the Credit Facility, including the impact of our interest rate swap agreements, was $26.0 million in 2020 (2019 — $36.8 million; 2018 — $18.4 million). Any increase in prevailing interest rates, margins, or amounts outstanding, would cause this amount to increase (see discussion below). Commitment fees (see footnote (i) to the Tabular Disclosure of Contractual Obligations below) paid during 2020 were $1.9 million (2019 — $1.3 million; 2018 — $1.3 million). During Q4 2019, we incurred $2.0 in Waiver Fees which we recorded in other charges. See "Financing and Finance Costs" above for a discussion of Finance Costs incurred in 2018 — 2020.

As at December 31, 2020 and December 31, 2019, other than ordinary course letters of credit, no amounts were outstanding under the Revolver (December 31, 2018 — $159.0 million outstanding under the Revolver, excluding ordinary course letters of credit). At December 31, 2020, $119.7 million of A/R were sold under our current A/R sales program (December 31, 2019 — $90.6 million; December 31, 2018 — $130.0 million; in each case under our previous A/R sales program), and $65.3 million of A/R were sold under two SFPs (December 31, 2019 — $50.4 million sold under two SFPs; December 31, 2018 — $50.0 million sold under the one then-existing SFP). We currently use, and may in future periods increase the amounts we offer to sell under, our A/R sales program as a cost-effective alternative to drawing additional amounts on our Revolver to meet our ordinary course cash requirements. We generally use the SFPs to offset the impact of extended payment terms for particular customers on our working capital. See "Capital Resources" below.

    We do not believe that the aggregate amounts outstanding under our Credit Facility as at December 31, 2020 ($470.4 million under the Term Loans and $21.3 million in ordinary course letters of credit), or the payment of the ECF Amount, had or will have a significant adverse impact on our liquidity, our results of operations or financial condition. We believe that our current level of leverage is acceptable for a company of our size and that we will remain in compliance with restrictive and financial covenants under the Credit Facility.

    However, our outstanding indebtedness, together with the mandatory prepayment provisions of the Credit Facility (described above), may reduce our ability to fund future acquisitions and/or to respond to unexpected capital requirements, and will require us to use a portion of our cash flow to service such debt, and may also: require us to pursue additional term loan financing for potential investments, which may not be available on acceptable terms, or at all; limit our ability to obtain additional financing for working capital, business activities, and other general corporate requirements; limit our ability to refinance our indebtedness on terms acceptable to us or at all; limit our flexibility to plan for and adjust to changing business and market conditions, and increase our vulnerability to general adverse economic and industry conditions.

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

Cash and Cash Equivalents:

As at December 31, 2020, a significant portion of our cash and cash equivalents was held by foreign subsidiaries outside of Canada, a large part of which may be subject to withholding taxes upon repatriation under current tax laws. Cash and cash equivalents held by subsidiaries, which we do not intend to repatriate in the foreseeable future, are not subject to these withholding taxes. We have repatriated in 2020, and currently expect to repatriate in the foreseeable future, an aggregate of approximately $300 million of cash from various foreign subsidiaries, for which we have recorded anticipated related withholding taxes as deferred income tax liabilities (see "Operating Results — Income Taxes" above). While some of our subsidiaries are subject to local governmental restrictions on the flow of capital into and out of their jurisdictions (including in the form of cash dividends, loans or advances to us), which is required or desirable from time to time to meet our international working capital needs and other business objectives (as described above), these restrictions have not had a material impact on our ability to meet our cash obligations. At December 31, 2020, we had approximately $320 million (December 31, 2019 — $344 million) of cash and cash equivalents held by foreign subsidiaries outside of Canada that we do not intend to repatriate in the foreseeable future.

Tabular Disclosure of Contractual Obligations:
As at December 31, 2020, we had known contractual obligations that require future payments as follows (in millions):

	Total	2021	2022	2023	2024	2025	Thereafter
Borrowings under Credit Facility(i)	$470.4	$—	$—	$—	$—	$470.4	$—
Lease obligations	141.3	37.1	31.1	24.4	14.3	10.1	24.3
Pension plan contributions(ii)	15.4	15.4	—	—	—	—	—
Non-pension post-employment plan payments	48.1	3.8	3.7	3.7	4.2	4.4	28.3
Binding purchase order obligations (iii)	959.0	951.0	8.0	—	—	—	—
Purchase obligations under IT support agreements	122.2	21.4	19.5	17.2	14.4	12.4	37.3
Total(iv)	$1,756.4	$1,028.7	$62.3	$45.3	$32.9	$497.3	$89.9
(i)     Represents principal repayment obligations at maturity (June 2025) for our borrowings under the Term Loans, based on amounts outstanding as of December 31, 2020, but excludes related interest and fees. Under the Credit Facility, we are required to pay a commitment fee on the unused portion of the Revolver, which is calculated based on the daily balance outstanding (2020 — $1.9 million; 2019 — $1.3 million, 2018 — $1.3 million). Any borrowings under the Revolver are due upon maturity (June 2023). See "Liquidity — Cash requirements" above for a description of mandatory prepayments required under the Credit Facility. We are currently unable to determine whether further mandatory principal prepayments of the Term Loans based on specified excess cash flow or net cash proceeds will be required subsequent to 2021. The Initial Term Loan currently bears interest at LIBOR plus 2.125%. The Incremental Term Loan currently bears interest at LIBOR plus 2.5%. Interest expense and fees under the Credit Facility, including the impact of our interest rate swap agreements, was approximately $26 million for 2020. Any increase in prevailing interest rates, margins, or amounts outstanding compared to 2020, would cause this amount to increase. Payment defaults under the credit facility will incur interest on unpaid amounts at an annual rate equal to the sum of (i) 2%, plus (ii) the rate per annum otherwise applicable to such unpaid amounts, or if no rate is specified or available, the rate per annum applicable to Base Rate revolving loans. If an event of default occurs and is continuing, the administrative agent may declare all advances on the facility to be immediately due and payable, and may cancel the lenders' commitments to make further advances thereunder. See "Capital Resources" below and note 12 to our 2020 AFS for a description of the Credit Facility, including amounts outstanding thereunder, repayment dates and applicable interest rates and margins.

(ii)    Based on our latest actuarial valuations, we estimate our funding requirement for 2021 to be $15.4 million (2020 — funding requirement of $13.1 million; 2019 — funding requirement of $12.0 million). See note 19 to our 2020 AFS. A significant deterioration in the asset values or asset returns could lead to higher than expected future contributions. Adjustments to actuarial valuation measurements may also result in higher future cash contributions. We fund our pension contributions from cash on hand. Although we have defined benefit plans that are currently in a net unfunded position, we do not expect our pension obligations will have a material adverse impact on our future results of operations, cash flows or liquidity.

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

(iv)    This table excludes $32.3 million of long-term deferred income tax liabilities and $41.2 million of provisions and other non-current liabilities primarily pertaining to warranties and asset retirement obligations, as we are unable to reliably estimate the timing of any future payments related thereto. However, long-term liabilities included in our consolidated balance sheet include these items. In addition, our interest rate swap agreements require us to pay a fixed rate of interest with respect to an aggregate of $275.0 million outstanding under the Term Loans. These payments, however, are partially offset by related interest we receive, based on the variable interest rates swapped. As the offsets are not determinable and vary from quarter to quarter, this table also excludes the interest payments on our interest rate swap agreements.

Additional Commitments:

    As at December 31, 2020, we had additional commitments that expire as follows (in millions):

	Total	2021	2022	2023	2024	2025	Thereafter
Foreign currency contracts and swaps(i)	$562.6	$562.6	$—	$—	$—	$—	$—
Letters of credit, letters of guarantee and surety bonds(ii)	41.5	9.1	6.5	21.3	—	—	4.6
Capital expenditures(iii)	1.2	1.2	—	—	—	—	—
Total	$605.3	$572.9	$6.5	$21.3	$—	$—	$4.6

(i)     Represents the aggregate notional amounts of our forward currency contracts and swaps.

(ii)     Includes $21.3 million in letters of credit issued under our Revolver.

(iii)    As at December 31, 2020, management had approved $20.8 million for capital expenditures, primarily for machinery and equipment to support new customer programs (approximately one-third of which is committed for the Americas, just over one-half of which is committed for Asia, and the remainder of which is committed for Europe). Of such approved amount, $1.2 million in purchase orders had been issued to third-party vendors as of December 31, 2020. Our capital spending varies each period based on, among other things, the timing of new business wins and forecasted sales levels. Based on our current plans, we anticipate capital spending for 2021 to be approximately 1.5% to 2.0% of revenue, and expect to fund these expenditures from cash on hand and through the financing agreements described below under "Capital Resources." Our 2020 and intended 2021 capital expenditures include the expansion of one of our Atrenne facilities to accommodate additional capacity for our defense customers, and our A&D licensing business.

SVS Repurchases:

    We have funded and intend to continue to fund our SVS repurchases under our NCIBs, from cash on hand, borrowings under the Revolver, or a combination thereof. We have funded, and expect to continue to fund, share repurchases to satisfy delivery obligations under stock-based awards from cash on hand. See "Cash provided by (used in) financing activities" above.

Toronto Real Property and Related Transactions:

On March 7, 2019, we completed the sale of our Toronto real property (which included the site of our corporate headquarters and our Toronto manufacturing operations) and received the $113.0 million in Toronto Proceeds. The $102.0 million Property Gain was recorded in other charges (recoveries) in Q1 2019. Also see "Related Party Transactions" below.

We completed the relocation of our Toronto manufacturing operations in Q1 2019 under a long-term lease executed in November 2017. We completed the temporary relocation of our corporate headquarters in the second quarter of 2019 while our new corporate headquarters (to be built by the purchaser of the property on the site of our former location) is under construction. Our temporary headquarters lease expires in January 2022, but can be extended for two one-year periods. We intend to use at least the first of such extensions. In connection with these relocations, we incurred an aggregate of $17 million in capitalized building improvements and equipment costs related to our new manufacturing site (2020 — nil; 2019 — $1.2 million; 2018 — $15 million) and $5.0 million related to our temporary corporate headquarters (2020 — nil; 2019 — $5.0 million; 2018 — nil), and incurred an aggregate of $18.6 million in Toronto Transition Costs (defined under "Non-IFRS Financial Measures" below) which were recorded in other charges (2020 — nil; 2019 — $3.8 million; 2018 — 13.2 million). We do not expect to incur further Toronto Transition Costs until the move to our new corporate headquarters commences.

As part of the property sale, we entered into a 10-year lease in March 2019 with the purchaser of the property for our new corporate headquarters. The commencement date of this lease will be determined by such purchaser based on completion of construction of the new building, and is currently targeted to be May 2023. Upon such commencement, and based on a lease amendment signed in December 2020, our estimated annual basic rent will be approximately $2.1 million Canadian dollars for each of the first five years, and approximately $2.2 million Canadian dollars for each of the remaining five years. We may, at our option, extend this lease for two further consecutive five-year periods. We intend to remain in our temporary headquarters location until that time.

COVID Recoveries:

As noted in the "Overview" above, we recognized $37 million in COVID Recoveries in 2020, which helped to mitigate the adverse impact of COVID-19 on our operations. However, there can be no assurance that COVID Recoveries will be available in 2021 to mitigate the adverse impacts of COVID-19 on our 2021 financial results, and if so, whether we will qualify for or receive any such assistance.

Litigation and contingencies (including indemnities):

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

We provide routine indemnifications, the terms of which range in duration and scope, and often are not explicitly defined, including for third-party intellectual property infringement, certain negligence claims, and for our directors and officers. We have also provided indemnifications in connection with the sale of certain assets. The maximum potential liability from these indemnifications cannot be reasonably estimated. In some cases, we have recourse against other parties or insurance to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these types of indemnifications.

Capital Resources

Our capital resources consist of cash provided by operating activities, access to the Revolver, uncommitted intraday and overnight bank overdraft facilities, an uncommitted A/R sales program, two uncommitted SFPs, and our ability to issue debt or equity securities. We regularly review our borrowing capacity and make adjustments, as permitted, for changes in economic conditions and changes in our requirements. We centrally manage our funding and treasury activities in accordance with corporate policies, and our main objectives are to ensure appropriate levels of liquidity, to have funds available for working capital or other investments we determine are required to grow our business, to comply with debt covenants, to maintain adequate levels of insurance, and to balance our exposures to market risks.

At December 31, 2020, we had cash and cash equivalents of $463.8 million (December 31, 2019 — $479.5 million), the majority of which was denominated in U.S. dollars. We also held cash and cash equivalents in the following currencies: British pound sterling, Brazilian real, Canadian dollar, Chinese renminbi, Czech koruna, Euro, Hong Kong dollar, Indian rupee, Japanese yen, Korean won, Lao kip, Malaysian ringgit, Mexican peso, Philippines peso, Romanian leu, Singapore dollar, Taiwan dollar, and Thai baht. Our cash and cash equivalents are subject to intra-quarter swings, generally related to the timing of A/R collections, inventory purchases and payments, and other capital uses.

As of December 31, 2020, an aggregate of $470.4 million was outstanding under the Term Loans, and other than ordinary course letters of credit, no amounts were outstanding under the Revolver (December 31, 2019 — $592.3 million was outstanding under the Term Loans, and other than ordinary course letters of credit, no amounts were outstanding under the Revolver). See "Liquidity — Cash provided by (used in) financing activities — Financing and Finance Costs" above for a discussion of amounts borrowed and repaid under our credit facilities during 2018, 2019 and 2020. Except under specified circumstances, and subject to the payment of breakage costs (if any), we are generally permitted to make voluntary prepayments of outstanding amounts under the Revolver and the Term Loans without any other premium or penalty. Repaid amounts on the Term Loans may not be re-borrowed. Repaid amounts on the Revolver may be re-borrowed.
The Credit Facility has an accordion feature that allows us to increase the term loans and/or revolving loan commitments by approximately $110 million, plus an unlimited amount to the extent that a specified leverage ratio on a pro forma basis does not exceed specified limits, in each case on an uncommitted basis and subject to the satisfaction of certain terms and conditions. The Revolver also includes a $50.0 million sub-limit for swing line loans, providing for short-term borrowings up to a maximum of ten business days, as well as a $150.0 million sub-limit for letters of credit, in each case subject to the overall Revolver credit limit. The Revolver permits us and certain designated subsidiaries to borrow funds (subject to specified conditions) for general corporate purposes, including for capital expenditures, certain acquisitions, and working capital needs. Borrowings under the Revolver bear interest at LIBOR, Canadian Prime, or Base Rate (each as defined in the Credit Facility) plus a specified margin, or in the case of any bankers' acceptance, at the B/A Discount Rate (as defined in the Credit Facility). The margin for borrowings under the Revolver ranges from 0.75% to 2.5%, and commitment fees range between 0.35% and 0.50%, in each case depending on the rate we select and our consolidated leverage ratio. The Initial Term Loan currently bears interest at LIBOR plus 2.125%. The Incremental Term Loan currently bears interest at LIBOR plus 2.5%. The Credit Facility provides that when the Administrative Agent, the majority of lenders or the Company determines that LIBOR is unavailable or being replaced, the Administrative Agent and the Company may amend the underlying credit agreement to reflect a successor rate. Once LIBOR becomes unavailable, if no successor rate has been established, loans under the Credit Facility will convert to Base Rate loans. See "Financial Risks — Interest rate risk" below.

    As part of our risk management program, we attempt to mitigate interest rate risk through interest rate swaps. In August 2018, we entered into 5-year agreements (Initial Swaps) with a syndicate of third-party banks to swap the variable interest rate with a fixed rate of interest for $175.0 million of the total borrowings outstanding under the Initial Term Loan. The Initial Swaps expire in August 2023. In December 2018, we entered into 5-year agreements with a syndicate of third-party banks (Incremental Swaps) to swap the variable interest rate with a fixed rate of interest for $175.0 million of the total borrowings under the Incremental Term Loan. The Incremental Swaps expire in December 2023. In June 2020, we entered into additional interest rate swap agreements with two third-party banks (Additional Swaps) to swap the variable interest rate with a fixed rate of interest on $100.0 million of borrowings under our Initial Term Loan, effective upon expiration of the Initial Swaps, in order to continue to hedge our exposure to interest rate variability on such amount for 10 months after the expiration of the Initial Swaps. The Additional Swaps expire in June 2024. We have the option to cancel up to $75.0 million of the notional amount of: (i) the Initial Swaps commencing in August 2021, and (ii) the Incremental Swaps, commencing in December 2020. The options to cancel are aligned with our risk management strategy for the Term Loans as they allow us to make voluntary prepayments of outstanding amounts without premium or penalty, subject to certain conditions. In December 2020, we exercised our option to cancel $75.0 million of the notional amount of the Incremental Swaps in full, increasing the unhedged amount under the Incremental Term Loan by a corresponding amount, and leaving $100.0 million of Incremental Swaps in place for outstanding borrowings under the Incremental Term Loan. At December 31, 2020, the interest rate risk related to $195.4 million of borrowings under the Credit Facility was unhedged, consisting of unhedged amounts outstanding under the Term Loans and no amounts outstanding (other than ordinary course letters of credit) under the Revolver (December 31, 2019 — $242.3 million, consisting of unhedged amounts under the Term Loans and no amounts outstanding (other than ordinary course letters of credit) under the Revolver). A one-percentage point increase in applicable interest rates would increase interest expense, based on the outstanding borrowings under the Credit Facility at December 31, 2020, by $2.0 million annually, including the impact of our interest rate swap agreements, and by $4.7 million annually, without accounting for such agreements. See note 21(b) to our 2020 AFS for further information regarding our interest rate swap agreements.

    We are required to comply with certain restrictive covenants under the Credit Facility, including those relating to the incurrence of certain indebtedness, the existence of certain liens, the sale of certain assets, specified investments and payments, sale and leaseback transactions, and certain financial covenants relating to a defined interest coverage ratio and leverage ratio that are tested on a quarterly basis. Our Credit Facility also prohibits share repurchases for cancellation if our leverage ratio (as defined in such facility) exceeds a specified amount (Repurchase Restriction). At December 31, 2020, we were in compliance with all restrictive and financial covenants under the Credit Facility. As previously disclosed, we had been in non-compliance with certain restrictive covenants related to the Repurchase Restriction with respect to approximately $17.0 million in excess share purchases made in May 2019 under our then-current NCIB. These defaults, as well as related cross defaults, were waived in October 2019. The Repurchase Restriction was not in effect during Q4 2020 (or at December 31, 2020). The obligations under the Credit Facility are guaranteed by us and certain specified subsidiaries. Subject to specified exemptions and limitations, all assets of the guarantors are pledged as security for the obligations under the Credit Facility. The Credit Facility contains customary events of default. If an event of default occurs and is continuing (and is not waived), the administrative agent may declare all amounts outstanding under the Credit Facility to be immediately due and payable and may cancel the lenders’ commitments to make further advances thereunder. In the event of a payment or other specified defaults, outstanding obligations accrue interest at a specified default rate.

We incurred aggregate debt issuance costs of $11.9 million in connection with the Initial Term Loan and the Incremental Term Loan, which we recorded as an offset against the proceeds therefrom. Such costs have been deferred (as long-term debt on our consolidated balance sheet) and will be amortized over the term of the Term Loans using the effective interest rate method. We incurred aggregate debt issuance costs of $4.5 million in connection with the Revolver (upon execution and subsequent security arrangements), which have been deferred (as other assets on our consolidated balance sheet) and will be amortized over the term (or remaining term, as applicable) of the Revolver. We accelerated the amortization of the then-remaining $1.2 million of unamortized deferred financing costs related to the Prior Facility upon its termination, and recorded it to other charges in our consolidated financial statements in June 2018.
At December 31, 2020, we had $21.3 million outstanding in letters of credit under the Revolver (December 31, 2019 — $21.2 million). We also arrange letters of credit and surety bonds outside of the Revolver. At December 31, 2020, we had $20.2 million of such letters of credit and surety bonds outstanding (December 31, 2019 — $13.3 million).

At December 31, 2020, we also had a total of $162.7 million in uncommitted bank overdraft facilities available for intraday and overnight operating requirements (December 31, 2019 — $142.5 million). There were no amounts outstanding under these overdraft facilities at December 31, 2020 or December 31, 2019.

    During 2020, we repaid a total of $121.9 million of the amounts outstanding under the Term Loans. Our priority continues to be to maintain and/or improve our leverage and our future interest costs. At December 31, 2020, we had $428.7 million available under the Revolver for future borrowings, reflecting outstanding borrowings (none) and letters of credit (December 31, 2019 — $428.8 million of availability).

To replace our previous A/R sales program that expired in January 2020 (see note 4 to the 2020 AFS), we entered into an agreement effective March 2020, with a new third-party bank to sell up to $300.0 million in A/R on an uncommitted basis, subject to pre-determined limits by customer. This agreement provides for a one-year term, with automatic annual one-year extensions, and may be terminated at any time by the bank or by us upon 3 month's prior notice, or by the bank upon specified defaults. This agreement was automatically extended in March 2021. Under our A/R sales program, upon sale, we assign the rights to the A/R to the bank, we continue to collect cash from our customers and remit amounts collected to the bank weekly. We also participate in two SFPs, pursuant to which we sell A/R from the relevant customer to third-party banks on an uncommitted basis to receive earlier payment (substantially offsetting the effect of the extended payment terms required by such customers on our working capital for the period). The SFPs have an indefinite term and may be terminated at any time by the customer or by us upon specified prior notice. The third-party banks collect the relevant A/R directly from the customers. Under each of the A/R sales program and the SFPs, the A/R are sold net of discount charges, which are recorded as Finance Costs in our consolidated statement of operations. As our A/R sales program and the SFPs are on an uncommitted basis, there can be no assurance that any of the banks will purchase any of the A/R we intend to sell to them thereunder. However, as the A/R that we sell under these programs are largely from customers we deem to be credit-worthy, we believe that sales of these A/R will continue to be accepted notwithstanding the current environment. See "Cash Requirements" above for a discussion of amounts of A/R sold and de-recognized from our A/R balance from these programs during 2018 through 2020.

    The timing and the amounts we borrow and repay under our Revolver and overdraft facilities, or sell under the SFPs or our A/R sales program, can vary significantly from month-to-month depending on our working capital and other cash requirements. We may increase the amounts we offer to sell under our A/R sales program in future periods as a cost-effective alternative to drawing amounts on our Revolver to meet our ordinary course cash requirements.

    Our strategy on capital risk management has not changed significantly since the end of 2019. Other than the restrictive and financial covenants associated with our Credit Facility noted above, we are not subject to any contractual or regulatory capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations or cash flows.

Financial instruments:

Our short-term investment objectives are to preserve principal and to maximize yields without significantly increasing risk, while at the same time not materially restricting our short-term access to cash. The majority of our cash balances are held in U.S. dollars. We price the majority of our products in U.S. dollars and the majority of our materials costs are also denominated in U.S. dollars. However, a significant portion of our non-materials costs (including payroll, pensions, site costs and costs of locally sourced supplies and inventory) are denominated in various other currencies. As a result, we may experience foreign exchange gains or losses on translation or transactions due to currency fluctuations. We have a foreign exchange risk management policy in place to govern our hedging activities. We do not enter into speculative trades. Our current hedging activity is designed to reduce the variability of our foreign currency costs where we have local manufacturing operations. We enter into foreign currency forward contracts to hedge our cash flow exposures and foreign currency swaps to hedge our balance sheet exposures. Balance sheet hedges are based on our forecasts of the future position of net monetary assets or liabilities denominated in foreign currencies and, therefore, may not mitigate the full impact of any translation impacts in the future. There can be no assurance that our hedging transactions will be successful in mitigating our foreign exchange risk.

See note 21 to our 2020 AFS for a listing of our foreign currency forwards and swaps to trade U.S. dollars in exchange for specified currencies at December 31, 2020. These contracts, which generally extend for periods of up to 12 months, will expire by the fourth quarter of 2021. The fair value of the outstanding contracts at December 31, 2020 was a net unrealized gain of $23.3 million (December 31, 2019 — net unrealized gain of $4.5 million), resulting from fluctuations in foreign exchange rates between the contract execution and the period-end date. The net unrealized gains or losses on these hedges are recorded in OCI.

Financial risks:

We are exposed to a variety of risks associated with financial instruments and otherwise.

Currency risk: Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our financial instruments denominated in various currencies. The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. As part of our risk management program, we attempt to mitigate currency risk through a hedging program using forecasts of our anticipated future cash flows and balance sheet exposures denominated in foreign currencies. We enter into foreign currency forward contracts and swaps, generally for periods of up to 12 months, to lock in the exchange rates for future foreign currency transactions, which is intended to reduce the foreign currency risk related to our operating costs and future cash flows denominated in local currencies. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates on such costs and cash flows, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates. Although our functional currency is the U.S. dollar, currency risk on our income tax expense arises as we are generally required to file our tax returns in the local currency for each particular country in which we have operations. While our hedging program is designed to mitigate currency risk vis-à-vis the U.S. dollar, we remain subject to taxable foreign exchange impacts in our translated local currency financial results relevant for tax reporting purposes. We do not use derivative financial instruments for speculative purposes.

    We cannot predict changes in currency exchange rates, the impact of exchange rate changes on our operating results, nor the degree to which we will be able to manage the impact of currency exchange rate changes. Such changes, including negative impacts on currency exchange rates related to the COVID-19 pandemic, could have a material effect on our business, results of operations and financial condition.

Interest rate risk: Borrowings under the Credit Facility bear interest at specified rates, plus specified margins (described above). We have entered into agreements to swap the variable interest rates with fixed rates of interest with respect to a portion of the amounts outstanding under the Term Loans (described above). Unhedged borrowings ($195.4 million at December 31, 2020) expose us to interest rate risk due to the potential variability in market interest rates. A one-percentage point increase in applicable interest rates would increase interest expense, based on outstanding borrowings under the Credit Facility at December 31, 2020, by $2.0 million annually, including the impact of our interest rate swap agreements, and by $4.7 million annually, without accounting for such agreements. At December 31, 2020, the fair value of our interest rate swap agreements was a net unrealized loss of $16.5 million (December 31, 2019 — net unrealized loss of $12.1 million). The decrease in such fair value is a result of decreasing interest rates, due primarily to the impact of COVID-19 on the global economy. A continued decrease in interest rates would cause an increase in the amount of the loss. The unrealized loss on the swaps is recorded in accumulated OCI.

The U.K. Financial Conduct Authority, which regulates LIBOR, has announced that it intends to stop encouraging or requiring banks to submit LIBOR rates after 2021. Currently, however, there is uncertainty as to the timing and methods of transition to alternate rates. We have obligations under our Credit Facility, lease arrangements, derivative instruments, and financing and discounting programs that are indexed to LIBOR (LIBOR Agreements). The interest rates under these agreements are subject to change when LIBOR ceases to exist. Our Credit Facility provides that when the administrative agent, the majority of lenders or we determine that LIBOR is unavailable or being replaced, then we and the administrative agent may amend the underlying credit agreement to reflect a successor rate. Once LIBOR becomes unavailable, if no successor rate has been established, applicable loans under the Credit Facility will convert to Base Rate loans. Certain of our other LIBOR Agreements also specify a successor rate once LIBOR ceases to exist, while the remaining LIBOR Agreements will require amendment. If LIBOR is phased out or transitioned, we cannot assure that any applicable alternate reference rates will result in substantially similar interest rate calculations under the LIBOR Agreements. While we expect that reasonable alternatives to LIBOR will be implemented in advance of its cessation date, we cannot assure that this will be the case. If LIBOR is no longer available and the alternative reference rate is higher, interest rates under the affected LIBOR Agreements would increase, which would adversely impact our interest expense, A/R discount charges, and our results of operations and cash flows. In addition, our variable rate Terms Loans are partially hedged with interest rate swap agreements. Hedge ineffectiveness could result due to the cessation of LIBOR, in particular where such agreements transition under the International Swaps and Derivative Association (ISDA) protocols using a different spread adjustment as compared to the underlying hedged debt. We will continue to monitor developments with respect to the cessation of LIBOR, and will evaluate potential impacts on our LIBOR Agreements, processes, systems, risk management methodology and valuations, financial reporting, taxes, and financial results. However, we are currently unable to predict when the publication of LIBOR will cease, nor what the future replacement rates or consequences on our operations or financial results will be.

Credit risk: Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance continues to be relatively low, notwithstanding the impact of COVID-19. We are in regular contact with our customers, suppliers and logistics providers, and to date have not experienced significant counterparty non-performance. However, if a key supplier (or any company within such supplier's supply chain) or customer experiences financial difficulties or fails to comply with their contractual obligations, which may occur, among other reasons, as a result of the continuing pandemic, this could result in a significant financial loss to us. We would also suffer a significant financial loss if an institution from which we purchased foreign currency exchange contracts or swaps, interest rate swaps, or annuities for our pension plans defaults on their contractual obligations. With respect to our financial market activities, we have adopted a policy of dealing only with credit-worthy counterparties to help mitigate the risk of financial loss from defaults. We monitor the credit risk of the counterparties with whom we conduct business, through a combined process of credit rating reviews and portfolio reviews.

We also provide unsecured credit to our customers in the normal course of business. Customer exposures that potentially subject us to credit risk include our A/R, inventory on hand, and non-cancellable purchase orders in support of customer demand. From time to time, we extend the payment terms applicable to certain customers, and/or provide longer payment terms when deemed commercially reasonable. Longer payment terms could adversely impact our working capital requirements, and increase our financial exposure and credit risk. We attempt to mitigate customer credit risk by monitoring our customers’ financial condition and performing ongoing credit evaluations as appropriate. In certain instances, we obtain letters of credit or other forms of security from our customers. We may also purchase credit insurance from a financial institution to reduce our credit exposure to certain customers. We consider credit risk in determining our allowance for doubtful accounts, and we believe that such allowance, as adjusted from time to time, is adequate. In light of COVID-19, we assessed the financial stability and liquidity of our customers beginning in Q1 2020 to identify customers we believe to be at greatest risk of default. We also enhanced the monitoring of, and/or developed plans intended to mitigate, the limited number of identified exposures in Q1 2020, which enhancements and plans remain in effect. No significant adjustments were made to our allowance for doubtful accounts during 2020 in connection with our on-going assessments and monitoring initiatives. The carrying amount of financial assets recorded in our consolidated financial statements, net of our allowance for doubtful accounts, represents our estimate of maximum exposure to credit risk. At December 31, 2020, 1% of our gross A/R were over 90 days past due (2019 — approximately 2%). A/R are net of an allowance for doubtful accounts of $5.0 million at December 31, 2020 (December 31, 2019 — $4.2 million).

Liquidity risk: Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We manage liquidity risk by maintaining a portfolio of liquid funds and investments and having access to a revolving credit facility, uncommitted intraday and overnight bank overdraft facilities, an A/R sales program and our SFPs. Since our A/R sales program and the SFPs are each on an uncommitted basis, there can be no assurance that any participant bank will purchase any of the A/R that we wish to sell thereunder. However, we believe that cash flow from operating activities, together with cash on hand, cash from permitted sales of A/R, and borrowings available under the Revolver and potentially available under uncommitted intraday and overnight bank overdraft facilities are sufficient to fund our currently anticipated financial obligations, and will remain available in the current environment. See "Cash Requirements" above.

See note 21 to the 2020 AFS for further detail.

Related Party Transactions
    Onex Corporation (Onex) beneficially owns, controls, or directs, directly or indirectly, all of our outstanding multiple voting shares (MVS). Accordingly, Onex has the ability to exercise significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where the SVS and MVS vote together as a single class. Mr. Gerald Schwartz, the Chairman of the Board and Chief Executive Officer of Onex, indirectly owns shares representing the majority of the voting rights of the shares of Onex.
    Onex has entered into an agreement with Celestica and with Computershare Trust Company of Canada (as successor to the Montreal Trust Company of Canada), as trustee for the benefit of the holders of the SVS, to ensure that such holders will not be deprived of any rights under applicable take-over bid legislation to which they would be otherwise entitled in the event of a take-over bid (as defined in such legislation) if MVS and SVS were of a single class of shares. Subject to certain permitted forms of sale, such as identical or better offers to all holders of SVS, Onex has agreed that it, and any of its affiliates that may hold MVS from time to time, will not sell any MVS, directly or indirectly, pursuant to a take-over bid (as that term is defined under applicable securities legislation) under circumstances in which any applicable securities legislation would have required the same offer or a follow-up offer to be made to holders of SVS if the sale had been a sale of SVS rather than MVS, but otherwise on the same terms.
    We are party to a Services Agreement with Onex for the services of Mr. Tawfiq Popatia, an officer of Onex, as a director of Celestica, pursuant to which Onex receives an annual fee of $235,000, payable in DSUs in equal quarterly installments in arrears, as compensation for such services. The Services Agreement automatically renews for successive one-year terms unless either party provides a notice of intent not to renew. The Services Agreement terminates automatically and the rights of Onex to receive compensation (other than accrued and unpaid compensation) will terminate (a) 30 days after the first day on which Onex ceases to hold at least one MVS of Celestica or any successor company or (b) the date Mr. Popatia ceases to be a director of Celestica for any reason.

    A consortium of four real estate partnerships, approximately 27% of the interests of which are held by a privately-held partnership in which Mr. Schwartz has a material interest; and approximately 25% of the interests of which are held by a partnership in which Mr. Schwartz has a non-voting interest, holds a 5% non-voting interest in the purchaser of our Toronto real property.

Outstanding Share Data

As of February 22, 2021, we had 110,450,723 outstanding SVS and 18,600,193 outstanding MVS. As of such date, we also had 345,577 outstanding stock options, 5,143,041 outstanding RSUs, 5,073,675 outstanding PSUs assuming vesting of 100% of the target amount granted (PSUs that will vest range from 0% to 200% of the target amount granted), and 2,088,901 outstanding DSUs; each vested option or unit entitling the holder thereof to receive one SVS (or in certain cases, cash) pursuant to the terms thereof, subject to certain time or performance-based vesting conditions.

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

Management, under the supervision of and with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2020. Based on that evaluation, our principal executive officer and principal financial officer have concluded that, as of December 31, 2020, our disclosure controls and procedures are effective to meet the requirements of Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act.

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

Changes in internal control over financial reporting:

Although certain of our controls have been performed remotely in response to COVID-19, we did not identify any change in our internal control over financial reporting in connection with our evaluation thereof that occurred during the year ended December 31, 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. The design of our processes and controls allows for remote execution with secure accessibility to data. We are continually monitoring and assessing the impact of COVID-19 on our internal controls to minimize any potential impact to their design and operating effectiveness.

Management’s report on internal control over financial reporting:

Reference is made to our Management’s Report on Internal Control over Financial Reporting on page F-1 of our 2020 Annual Report, of which this MD&A is a part. Our auditors, KPMG LLP, an independent registered public accounting firm, have issued an audit report on our internal control over financial reporting as of December 31, 2020, which appears on page F-2 of such 2020 Annual Report.

Unaudited Quarterly Financial Highlights (in millions, except percentages and per share amounts):

	2019				2020
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$1,433.1	$1,445.6	$1,517.9	$1,491.7	$1,318.6	$1,492.4	$1,550.5	$1,386.6
Gross margin	6.1%	6.8%	6.4%	6.8%	6.9%	7.3%	8.0%	8.2%
Net earnings (loss)	$90.3	$(6.1)	$(6.9)	$(7.0)	$(3.2)	$13.3	$30.4	$20.1
Weighted average # of basic shares	135.7	131.1	128.5	128.5	129.0	129.1	129.1	129.1
Weighted average # of diluted shares	136.6	131.1	128.5	128.5	129.0	129.1	129.1	129.1
# of shares outstanding	131.6	128.4	128.4	128.8	129.1	129.1	129.1	129.1
IFRS earnings (loss) per share:
basic	$0.67	$(0.05)	$(0.05)	$(0.05)	$(0.02)	$0.10	$0.24	$0.16
diluted	$0.66	$(0.05)	$(0.05)	$(0.05)	$(0.02)	$0.10	$0.24	$0.16

All quarters in the table above have been impacted by restructuring charges, the amounts of which vary from quarter to quarter. Net earnings for Q1 2019 include the $102.0 million Property Gain.

Q4 2020 compared to Q4 2019:

    Revenue of $1.4 billion for Q4 2020 decreased $105.1 million, or 7% compared to Q4 2019, due to revenue declines in both our CCS and ATS segments. Compared to Q4 2019, CCS segment revenue in Q4 2020 decreased $32.6 million (4%), primarily as a result of the Cisco Disengagement, offset in large part by revenue growth in our HPS business. HPS revenue for Q4 2020 was $211 million, and increased 53% from Q4 2019. Our Communications end market revenue increased $9.1 million (2%) in Q4 2020 as compared to the prior year period, primarily due to robust demand from service provider customers, which more than offset revenue declines from the Cisco Disengagement. Revenue from Cisco decreased from 12% of total revenue in Q4 2019 to 3% of total revenue in Q4 2020. Enterprise end market revenue decreased $41.7 million (13%) in Q4 2020 compared to the prior year period, mainly driven by demand softness across a number of customers. ATS segment revenue decreased $72.5 million (12%) in Q4 2020 compared to Q4 2019, primarily driven by adverse demand impacts, largely due to COVID-19, in our commercial aerospace and Industrial businesses. These decreases were partially offset by revenue growth in our HealthTech and Capital Equipment businesses (which grew an aggregate of 20%), driven by new program ramps. Gross profit increased $12.0 million in Q4 2020 compared to Q4 2019, and gross margin for Q4 2020 increased to 8.2% compared to 6.8% for Q4 2019. The increases in gross profit and gross margin were primarily due to improved mix and productivity efforts across our businesses, despite lower revenue. CCS segment income for Q4 2020 increased to $30.0 million from $25.9 million in Q4 2019. CCS segment margin for Q4 2020 increased to 3.4% of segment revenue, compared to 2.9% for Q4 2019. These increases were primarily due to the positive impact of our cost reduction initiatives and a more favorable mix. Notwithstanding the ATS segment revenue decrease, ATS segment income for Q4 2020 increased to $20.0 million from $17.8 million in Q4 2019, and ATS segment margin increased from 3.0% of segment revenue for Q4 2019 to 3.9% for Q4 2020, primarily due to improvements in our Capital Equipment and HealthTech businesses, driven by improved productivity, the beneficial impact of our cost reduction initiatives, and volume leverage, partially offset by the performance of our A&D business. Net earnings increased to $20.1 million for Q4 2020 compared to a net loss of $7.0 million in Q4 2019, due primarily to the $12.0 million of higher gross profit in Q4 2020 and $15.1 million of lower other charges in Q4 2020 compared to the prior year period.

Q4 2020 compared to Q3 2020:

    Revenue for Q4 2020 decreased $163.9 million, or 11% compared to Q3 2020, primarily due to revenue declines in our CCS segment. Compared to the previous quarter, CCS segment revenue decreased $151.3 million (15%). Sequentially, our Communications end market revenue decreased $105.6 million (15%), mainly driven by the Cisco Disengagement, and our Enterprise end market revenue decreased $45.7 million (14%), driven by demand softness. ATS segment revenue decreased $12.6 million (2%) sequentially, due to continued demand impacts in our A&D business (specifically in commercial aerospace), largely due to COVID-19, partially offset by continued strength in HealthTech and Capital Equipment, due to new program ramps. Gross profit decreased $10.4 million in Q4 2020 as compared to Q3 2020, primarily as a result of lower revenue in Q4 2020. Gross margin, however, increased to 8.2% in Q4 2020 compared to 8.0% in Q3 2020, reflecting improved mix and productivity efforts across the business, despite lower revenue. In addition, we recorded $5.0 million in lower net inventory provisions in Q4 2020 compared to Q3 2020. CCS segment income decreased sequentially by $10.6 million to $30.0 million for Q4 2020, and CCS segment margin for Q4 2020 decreased to 3.4% of segment revenue compared to 4.0% for Q3 2020, primarily due to normalizing demand and fewer customer recoveries. ATS segment income increased sequentially by $0.5 million to $20.0 million in Q4 2020 despite ATS revenue decreasing by 2% sequentially, and ATS segment margin increased from 3.7% in Q3 2020 to 3.9% for Q4 2020, primarily due to improved performance across the segment, despite the negative impacts on our A&D business described in the "Overview" above. Net earnings of $20.1 million for Q4 2020 decreased from Q3 2020 net earnings of $30.4 million, primarily due to lower gross profit in Q4 2020.

Selected Q4 2020 IFRS results:

Actual
IFRS revenue (in billions)	$1.4
IFRS earnings per share (EPS)*	$0.16
IFRS earnings before income taxes as a % of revenue	1.9%
IFRS SG&A (in millions)	$59.4

* IFRS EPS for Q4 2020 included an aggregate charge of $0.13 (pre-tax) per share for employee SBC expense, amortization of intangible assets (excluding computer software), restructuring charges, and de minimis Internal Relocation Costs (defined under "Non-IFRS Financial Measures" below). This aggregate charge was towards the low end of our Q4 2020 guidance range of between $0.12 to $0.18 per share for these items, primarily due to lower than expected restructuring charges (see "Overview" above).

Q4 2020 actual compared to Q4 2020 guidance:

	Q4 2020
	Guidance	Actual
IFRS revenue (in billions)	$1.35 to $1.45	$1.4
Non-IFRS operating margin	3.5% at the mid-point of our revenue and non-IFRS adjusted EPS guidance ranges	3.6%
Non-IFRS adjusted SG&A (in millions)	$56 to $58	$56.5
Non-IFRS adjusted EPS (diluted)	$0.22 to $0.28	$0.26

    For Q4 2020, our revenue, non-IFRS adjusted EPS and non-IFRS adjusted SG&A were within our guidance ranges. Our non-IFRS operating margin for Q4 2020 was above the mid-point of our revenue and non-IFRS adjusted EPS guidance ranges. Our IFRS effective tax rate for Q4 2020 was 24%. Our non-IFRS adjusted effective tax rate for Q4 2020 was 19% (compared to our anticipated estimate of approximately 20%). For the full year 2020, our IFRS effective tax rate was 33%. Our 2020 non-IFRS adjusted effective tax rate was 22%, lower than the mid-twenty-percent range previously anticipated, mainly due to favorable jurisdictional profit mix and tax items described in "Operating Results — Income Taxes" above.

Select 2020 results compared to 2019:

	2020	2019
IFRS revenue (in billions)	$5.7	$5.9
IFRS earnings before income taxes as a % of revenue	1.6%	1.7%
Non-IFRS operating margin	3.5%	2.7%
IFRS EPS (diluted)	$0.47	$0.53
Non-IFRS adjusted EPS (diluted)	$0.98	$0.54
As anticipated, 2020 revenue declined relative to 2019, and 2020 non-IFRS operating margin and non-IFRS adjusted EPS increased relative to 2019.

 A discussion of non-IFRS financial measures included herein, and a reconciliation of historical non-IFRS financial measures to the most directly-comparable IFRS financial measures, is set forth below.

Non-IFRS Financial Measures:

Management uses adjusted net earnings and the other non-IFRS financial measures described herein (i) to assess operating performance and the effective use and allocation of resources, (ii) to provide more meaningful period-to-period comparisons of operating results, (iii) to enhance investors' understanding of the core operating results of our business, and (iv) to set management incentive targets. We believe the non-IFRS financial measures we present herein are useful to investors, as they enable investors to evaluate and compare our results from operations in a more consistent manner (by excluding specific items that we do not consider to be reflective of our ongoing operating results), to evaluate cash resources that we generate from the business each period, and to provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. In addition, management believes that the use of a non-IFRS adjusted tax expense and a non-IFRS adjusted effective tax rate provides improved insight into the tax effects of our ongoing operations, and is useful to management and investors for historical comparisons and forecasting. These non-IFRS financial measures result largely from management's determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of the ordinary course of our ongoing operations.

We believe investors use both IFRS and non-IFRS financial measures to assess management's past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations.

Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Non-IFRS financial measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any standardized measure under IFRS. The most significant limitation to management's use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS financial measures are nonetheless recognized under IFRS and have an economic impact on us. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of our performance, and reconciling non-IFRS financial measures back to the most directly comparable IFRS financial measures.

    In addition to cash cycle days (including the components thereof) and inventory turns (each described under the caption "Other Performance Indicators" above), which have no defined meanings under IFRS, we use the following non-IFRS financial measures: adjusted gross profit, adjusted gross margin (adjusted gross profit as a percentage of revenue), adjusted SG&A, adjusted SG&A as a percentage of revenue, operating earnings (adjusted EBIAT), operating margin (operating earnings or adjusted EBIAT as a percentage of revenue), adjusted net earnings, adjusted EPS, adjusted ROIC, free cash flow, adjusted tax expense and adjusted effective tax rate. Adjusted EBIAT, adjusted ROIC, free cash flow, adjusted tax expense and adjusted effective tax rate are further described in the tables below. In calculating these non-IFRS financial measures, management excludes the following items, where applicable: employee SBC expense, amortization of intangible assets (excluding computer software), Other Charges, net of recoveries (defined below), and acquisition inventory fair value adjustments, all net of the associated tax adjustments (which are set forth in the table below), and non-core tax impacts (tax adjustments related to acquisitions, and certain other tax costs or recoveries related to restructuring actions or restructured sites).

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

Other Charges, net of recoveries, consist of: Restructuring Charges, net of recoveries (defined below); Transition Costs (Recoveries) (defined below); net Impairment charges (defined below); Acquisition Costs; legal settlements (recoveries); credit facility-related charges (consisting of the accelerated amortization of unamortized deferred financing costs recorded during Q2 2018, and Waiver Fees incurred in Q4 2019); and Post-employment Benefit Plan Losses (Q4 2019). We exclude these charges, net of recoveries, because we believe that they are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities or incurrence of the relevant costs. Our competitors may record similar charges at different times, and we believe these exclusions permit a better comparison of our core operating results with those of our competitors who also generally exclude these types of charges, net of recoveries, in assessing operating performance.

Restructuring Charges, net of recoveries, consist of costs relating to: employee severance, lease terminations, site closings and consolidations, write-downs of owned property and equipment which are no longer used and are available for sale, and reductions in infrastructure.

Transition Costs consist of: (i) costs recorded in connection with the relocation of our Toronto manufacturing operations, and the move of our corporate headquarters into and out of a temporary location during, and upon completion, of the construction of space in a new office building at our former location (all in connection with the sale of our Toronto real property) (collectively, Toronto Transition Costs) and (ii) costs recorded in connection with the transfer of manufacturing lines from closed sites to other sites within our global network (Internal Relocation Costs). We incurred Internal Relocation Costs with respect to the transfer of several Capital Equipment manufacturing lines from closed sites in 2019. We have determined, however, that Internal Relocation Costs should not be limited to the transfer of Capital Equipment manufacturing lines from closed sites, as the transfer of any manufacturing lines from closed sites would not be representative of our ongoing operations, and such transfers are expected to be implemented in future periods. Transition Costs consist of direct relocation and duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition periods, as well as cease-use costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations and transfers. Transition Recoveries consist of the Property Gain. We believe that excluding these costs and recoveries permits a better comparison of our core operating results from period-to-period, as these costs will not reflect our ongoing operations once these relocations and manufacturing line transfers are complete, and the recovery pertains only to Q1 2019.

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

The following table sets forth, for the periods indicated, the various non-IFRS financial measures discussed above, and a reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures (in millions, except percentages and per share amounts):

	Three months ended December 31				Year ended December 31
	2019		2020		2019		2020
		% of revenue		% of revenue		% of revenue		% of revenue
IFRS revenue	$1,491.7		$1,386.6		$5,888.3		$5,748.1

IFRS gross profit	$101.8	6.8%	$113.8	8.2%	$384.7	6.5%	$437.6	7.6%
Employee SBC expense	2.7		2.2		14.6		11.1
Non-IFRS adjusted gross profit	$104.5	7.0%	$116.0	8.4%	$399.3	6.8%	$448.7	7.8%

IFRS SG&A	$57.1	3.8%	$59.4	4.3%	$227.3	3.9%	$230.7	4.0%
Employee SBC expense	(4.7)		(2.9)		(19.5)		(14.7)
Non-IFRS adjusted SG&A	$52.4	3.5%	$56.5	4.1%	$207.8	3.5%	$216.0	3.8%

IFRS earnings (loss) before income taxes	$(0.4)	—%	$26.4	1.9%	$99.8	1.7%	$90.2	1.6%
Finance costs	11.3		9.1		49.5		37.7
Employee SBC expense	7.4		5.1		34.1		25.8
Amortization of intangible assets (excluding computer software)	5.8		4.9		24.6		21.8
Other Charges (recoveries)	19.6		4.5		(49.9)		23.5
Non-IFRS operating earnings (adjusted EBIAT) (1)	$43.7	2.9%	$50.0	3.6%	$158.1	2.7%	$199.0	3.5%

IFRS net earnings (loss)	$(7.0)	(0.5%)	$20.1	1.4%	$70.3	1.2%	$60.6	1.1%
Employee SBC expense	7.4		5.1		34.1		25.8
Amortization of intangible assets (excluding computer software)	5.8		4.9		24.6		21.8
Other Charges (recoveries)	19.6		4.5		(49.9)		23.5
Adjustments for taxes (2)	(2.1)		(1.3)		(7.6)		(5.1)
Non-IFRS adjusted net earnings	$23.7		$33.3		$71.5		$126.6

Diluted EPS
Weighted average # of shares (in millions) *	128.5		129.1		131.8		129.1
IFRS earnings (loss) per share *	$(0.05)		$0.16		$0.53		$0.47
Non-IFRS adjusted earnings per share	$0.18		$0.26		$0.54		$0.98
# of shares outstanding at period end (in millions)	128.8		129.1		128.8		129.1

IFRS cash provided by operations	$76.5		$49.7		$345.0		$239.6
Purchase of property, plant and equipment, net of sales proceeds	(14.2)		(18.8)		36.0		(51.0)
Lease payments (3)	(8.8)		(5.8)		(38.2)		(33.7)
Finance costs paid (excluding debt issuance costs and Waiver Fees paid) (3)	(9.7)		(6.6)		(41.6)		(28.9)
Non-IFRS free cash flow (3)	$43.8		$18.5		$301.2		$126.0

IFRS ROIC % (4)	(0.1%)		6.6%		5.8%		5.6%
Non-IFRS adjusted ROIC % (4)	10.6%		12.4%		9.2%		12.4%

*    IFRS earnings (loss) per diluted share is calculated by dividing IFRS net earnings (loss) by the number of diluted weighted average shares outstanding (DWAS). In order to calculate IFRS loss per diluted share for Q4 2019, we used a DWAS of 128.5 million as at December 31, 2019. Because we reported a net loss on an IFRS basis in Q4 2019, the DWAS for such period-end excluded 0.9 million subordinate voting shares underlying in-the-money stock-based awards, as including these shares would be anti-dilutive. However, we included these shares in the DWAS used to calculate non-IFRS adjusted earnings (per diluted share) for Q4 2019, because such shares were dilutive in relation to this non-IFRS financial measure.

(1)    Management uses non-IFRS operating earnings (adjusted EBIAT) as a measure to assess performance related to our core operations. Non-IFRS adjusted EBIAT is defined as earnings (loss) before income taxes, finance costs (defined below), employee SBC expense, amortization of intangible assets (excluding computer software), Other Charges (recoveries) (defined above), and in applicable periods, acquisition inventory fair value adjustments. Finance costs consist of interest expense and fees related to our credit facility (including debt issuance and related amortization costs), our interest rate swap agreements, our A/R sales program and the SFPs, and interest expense on our lease obligations, net of interest income earned. See "Operating Results — Other charges (recoveries)" for separate quantification and discussion of the components of Other Charges (recoveries).

(2)  The adjustments for taxes, as applicable, represent the tax effects of our non-IFRS adjustments and non-core tax impacts (see below).

    The following table sets forth a reconciliation of our IFRS tax expense and IFRS effective tax rate to our non-IFRS adjusted tax expense and our non-IFRS adjusted effective tax rate for the periods indicated, in each case determined by excluding the tax benefits or costs associated with the listed items (in millions, except percentages) from our IFRS tax expense for such periods:

	Three months ended				Year ended
	December 31				December 31
	2019	Effective tax rate	2020	Effective tax rate	2019	Effective tax rate	2020	Effective tax rate

IFRS tax expense and IFRS effective tax rate	$6.6	(1,650)%	$6.3	24%	$29.5	30%	$29.6	33%

Tax costs (benefits) of the following items excluded from IFRS tax expense:
Employee SBC expense	0.4		0.5		1.0		1.7
Other Charges	1.8		0.2		3.2		2.4
Non-core tax impacts related to tax uncertainties*	—		(1.1)		3.9		(0.7)
Non-core tax impact related to prior acquisition**	—		1.7		(1.5)		1.7
Non-core tax impact related to restructured sites***	(0.1)		—		1.0		—

Non-IFRS adjusted tax expense and non-IFRS adjusted effective tax rate	$8.7	27%	$7.6	19%	$37.1	34%	$34.7	22%
     * Consists of the reversal of certain tax uncertainties related to a prior acquisition that became statute-barred in such periods.
     ** Consists of deferred tax adjustments attributable to our acquisition of Impakt.
    *** Consists primarily of tax adjustments related to the liquidation and resolution of certain tax uncertainties of restructured sites in 2019.

(3)   Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash provided by (used in) operations, to assess our operational cash flow performance. We believe non-IFRS free cash flow provides another level of transparency to our liquidity. Non-IFRS free cash flow is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property, including our Toronto real property), lease payments (including under IFRS 16), and finance costs paid (excluding any debt issuance costs and when applicable, Waiver Fees paid). We do not consider debt issuance costs (nil and $0.6 million paid in Q4 2020 and the full year 2020, respectively; $0.5 million and $2.9 million paid in Q4 2019 and the full year 2019, respectively) or Waiver Fees ($2.0 million paid in Q4 2019) to be part of our core operating expenses. As a result, these costs are excluded from total finance costs paid in our determination of non-IFRS free cash flow. Note, however, that non-IFRS free cash flow does not represent residual cash flow available to Celestica for discretionary expenditures.
(4)   Management uses non-IFRS adjusted ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers, by quantifying how well we generate earnings relative to the capital we have invested in our business. Non-IFRS adjusted ROIC is calculated by dividing non-IFRS adjusted EBIAT by average net invested capital. Net invested capital (calculated in the table below) is defined as total assets less: cash, ROU assets, accounts payable, accrued and other current liabilities, provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter and a five-point average to calculate average net invested capital for the year. A comparable measure under IFRS would be determined by dividing IFRS earnings (loss) before income taxes by average net invested capital (which we have set forth in the charts above and below), however, this measure (which we have called IFRS ROIC), is not a measure defined under IFRS.

The following table sets forth, for the periods indicated, our calculation of IFRS ROIC % and non-IFRS adjusted ROIC % (in millions, except IFRS ROIC % and non-IFRS adjusted ROIC %).

		Three months ended		Year ended
		December 31		December 31
		2019	2020	2019	2020

IFRS earnings (loss) before income taxes		$(0.4)	$26.4	$99.8	$90.2
Multiplier to annualize earnings		4	4	1	1
Annualized IFRS earnings (loss) before income taxes		$(1.6)	$105.6	$99.8	$90.2

Average net invested capital for the period		$1,647.0	$1,610.0	$1,719.7	$1,600.1

IFRS ROIC % (1)		(0.1)%	6.6%	5.8%	5.6%

		Three months ended		Year ended
		December 31		December 31
		2019	2020	2019	2020

Non-IFRS operating earnings (adjusted EBIAT)		$43.7	$50.0	$158.1	$199.0
Multiplier to annualize earnings		4	4	1	1
Annualized non-IFRS adjusted EBIAT		$174.8	$200.0	$158.1	$199.0

Average net invested capital for the period		$1,647.0	$1,610.0	$1,719.7	$1,600.1

Non-IFRS adjusted ROIC % (1)		10.6%	12.4%	9.2%	12.4%

	December 31 2019	March 31 2020	June 30 2020	September 30 2020	December 31 2020

Net invested capital consists of:
Total assets	$3,560.7	$3,537.8	$3,788.1	$3,789.3	$3,664.1
Less: cash	479.5	472.1	435.9	451.4	463.8
Less: ROU assets	104.1	96.9	94.4	101.2	101.0
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,341.7	1,397.5	1,684.1	1,637.6	1,478.4
Net invested capital at period end (1)	$1,635.4	$1,571.3	$1,573.7	$1,599.1	$1,620.9

	December 31 2018	March 31 2019	June 30 2019	September 30 2019	December 31 2019

Net invested capital consists of:
Total assets	$3,737.7	$3,688.1	$3,633.7	$3,557.6	$3,560.7
Less: cash	422.0	457.8	436.5	448.9	479.5
Less: ROU assets	—	115.8	116.2	107.8	104.1
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,512.6	1,344.8	1,349.2	1,342.3	1,341.7
Net invested capital at period end (1)	$1,803.1	$1,769.7	$1,731.8	$1,658.6	$1,635.4

(1)     See footnote 4 of the previous table.

Recently issued accounting pronouncements:
See note 2 to the 2020 AFS for a discussion of the following: our adoption of IFRS 16, Leases, effective as of January 1, 2019, and our adoption of Interest Rate Benchmark (IBOR) Reform (Phase 1 amendments to IFRS 9, IAS 39, and IFRS 7) effective January 1, 2020. Upon initial adoption of IFRS 16, we recognized ROU assets of $111.5 million and related lease obligations of $112.0 million, and reduced our accrued liabilities by $0.5 million on our consolidated balance sheet as of January 1, 2019. The Phase 1 IBOR Reform amendments did not have a significant impact on our disclosures or the amounts reported in our consolidated financial statements for the year ended December 31, 2020. Phase 2 IBOR Reform amendments (described in note 2 to the 2020 AFS) are effective for the fiscal year commencing January 1, 2021. We will continue to monitor relevant developments, and will evaluate the impact of the Phase 2 amendments on our consolidated financial statements as more details become available. We do not believe that there are any recently issued accounting pronouncements that are not yet effective that will have a material impact on our consolidated financial statements upon adoption.
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

Item 6.    Directors, Senior Management and Employees
A.    Directors and Senior Management

Each director of Celestica is elected by the shareholders to serve until the close of the next annual meeting of shareholders or until a successor is elected or appointed, unless such office is earlier vacated in accordance with the Corporation's by-laws. The following table sets forth certain information regarding the current directors and executive officers of Celestica as of February 22, 2021.

Name	Age	Director Since	Position with Celestica	Residence
Michael M. Wilson(1)	69	2011	Chair of the Board	Alberta, Canada
Robert A. Cascella	66	2019	Director	Florida, U.S.
Deepak Chopra	57	2018	Director	Ontario, Canada
Daniel P. DiMaggio	70	2010	Director	Georgia, U.S.
Laurette T. Koellner	66	2009	Director	Florida, U.S.
Carol S. Perry	70	2013	Director	Ontario, Canada
Tawfiq Popatia	46	2017	Director	Ontario, Canada
Eamon J. Ryan	75	2008	Director	Ontario, Canada
Robert A. Mionis	58	2015	Director, President and Chief Executive Officer	New Hampshire, U.S.

Name	Age	Executive Officer Since	Position with Celestica	Residence
Mandeep Chawla	44	2017	Chief Financial Officer	Ontario, Canada
Todd C. Cooper	51	2018	Chief Operations Officer	Connecticut, U.S.
John ("Jack") J. Lawless	60	2015	President, ATS	Georgia, U.S.
Jason Phillips	46	2019	President, CCS	North Carolina, U.S.
(1)Mr. Wilson was appointed Chair of the Board upon the retirement of Mr. William A. Etherington from the Board, effective January 29, 2020.
The following is a brief biography of each of Celestica's directors, director nominees and executive officers:
Michael M. Wilson. Mr. Wilson is Chair of the Board. He has served on the Board since 2011, and has been a corporate director since 2013. Until his retirement in December 2013, he was the President and Chief Executive Officer, and a director, of Agrium Inc. (a public agricultural crop inputs company that subsequently merged with Potash Corporation of Saskatchewan Inc. to form Nutrien Ltd.). He has over 30 years of international and executive management experience. Prior to joining Agrium Inc., Mr. Wilson served as President of Methanex Corporation (a public company), and held various senior positions in North America and Asia during his 18 years with The Dow Chemical Company (a public company). Mr. Wilson also currently serves (since 2014) on the board of directors of Air Canada and Suncor Energy Inc., and previously served on the board of directors of Finning International Inc. (each a public company), and was also the past Chair of the Calgary Prostate Cancer Centre. He holds a degree in Chemical Engineering from the University of Waterloo.
Robert A. Cascella. Mr. Cascella is currently a Strategic Business Development Leader of Royal Philips, a public Dutch multinational healthcare company. From 2015 to 2020, he served as Executive Vice President of Royal Philips and Chief Executive Officer of Philips’ Diagnosis and Treatment businesses, including businesses serving Radiology, Cardiology and Oncology, as well as Enterprise Diagnostic Informatics. Mr. Cascella has also served on Philips’ Executive Committee since 2016 and will do so until April 1, 2021 after which time he will act as a special advisor to Philips’ strategic business development projects on a part-time basis until the end of 2021. Since 2020, Mr. Cascella has also been serving on the board of directors of Metabolon, Inc. He served as the President and Chief Executive Officer of Hologic, Inc., a public medical device and diagnostics company, from 2003 to 2013. He has also held senior leadership positions at CFG Capital, NeoVision Corporation and Fischer Imaging Corporation. Mr. Cascella served on Hologic, Inc.’s board of directors from 2008 to 2013. He also previously served on the board of Tegra Medical and acted as chair of the boards of Dysis Medical and Miranda Medical. He holds a Bachelor’s degree in Accounting from Fairfield University.

Deepak Chopra. Mr. Chopra most recently served as President and Chief Executive Officer of Canada Post Corporation from February 2011 to March 2018. He has more than 30 years of global experience in the financial services, technology, logistics and supply-chain industries. Mr. Chopra worked for Pitney Bowes Inc., a NYSE-traded technology company known for postage meters, mail automation and location intelligence services, for more than 20 years. He served as President of Pitney Bowes Canada and Latin America from 2006 to 2010. He held a number of increasingly senior executive roles internationally, including President of its new Asia Pacific and Middle East region from 2001 to 2006 and Chief Financial Officer for the Europe, Africa and Middle East (EAME) region from 1998 to 2001. He has previously served on the boards of Canada Post Corporation, Purolator Inc., SCI Group, the Canada Post Community Foundation, the Toronto Region Board of Trade and the Conference Board of Canada. He currently sits on the board of The North West Company Inc., a Toronto Stock Exchange (TSX)-traded retailer (since 2018), and The Descartes Systems Group Inc. a TSX-and Nasdaq-listed logistics company (since 2020). Mr. Chopra is a Fellow of the Institute of Chartered Professional Accountants of Canada and has a Bachelor’s degree in Commerce (Honours) and a Master’s Degree in Business Management (PGDBM).
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
Laurette T. Koellner. Ms. Koellner is a corporate director. She most recently served as Executive Chairman of International Lease Finance Corporation, an aircraft leasing subsidiary of American International Group, Inc. (AIG) from 2012 until its sale in 2014. Ms. Koellner retired as President of Boeing International, a division of The Boeing Company, in 2008. While at Boeing, she was a member of the Office of the Chairman and served as the Executive Vice President, Internal Services, Chief Human Resources and Administrative Officer, President of Shared Services, and Corporate Controller. Ms. Koellner currently serves on the board of directors of Papa John's International, Inc. (since 2014), The Goodyear Tire & Rubber Company (since 2015), and Nucor Corporation (since 2015), all public companies. Ms. Koellner previously served on the board of directors and was the Chair of the Audit Committee of Hillshire Brands Company (a public company, formerly Sara Lee Corporation and now merged with Tyson Foods, Inc.), and on the board of directors of AIG (a public company). She holds a Bachelor of Science degree in Business Management from the University of Central Florida and a Master of Business Administration from Stetson University, as well as a Certified Professional Contracts Manager designation from the National Contracts Management Association.
Carol S. Perry. Ms. Perry is a corporate director. She most recently served on the Independent Review Committees of mutual funds managed by 1832 Asset Management L.P., a mutual fund manager and wholly-owned affiliate of The Bank of Nova Scotia (2011-2020), and of investment funds managed by Jarislowsky Fraser Limited and MD Financial Management Inc., which are subsidiaries of The Bank of Nova Scotia (2018-2020). Previously, she was a Commissioner of the Ontario Securities Commission, and has served on adjudicative panels and acted as a director and Chair of its Governance and Nominating Committee. With over 20 years of experience in the investment industry as an investment banker, Ms. Perry held senior positions with leading financial services companies including RBC Capital Markets, Richardson Greenshields of Canada Limited and CIBC World Markets and later founded MaxxCap Corporate Finance Inc., a financial advisory firm. She is a former director of Softchoice Corporation, Atomic Energy of Canada Limited and DALSA Corporation. Ms. Perry has a Bachelor of Engineering Science (Electrical) degree from the University of Western Ontario and a Master of Business Administration degree from the University of Toronto. She also holds the professional designation ICD.D from the Institute of Corporate Directors.
Tawfiq Popatia. Mr. Popatia has been a Senior Managing Director of Onex* since 2020 and leads its efforts in automation, aerospace and defense, and other transportation-focused industries. He joined Onex in 2007, and has led several of Onex Partners' investments in these sectors. He previously served as a Managing Director of Onex from 2014 to 2020. Prior to joining Onex, Mr. Popatia worked at the private equity firm of Hellman & Friedman LLC and in the Investment Banking Division of Morgan Stanley & Co. Mr. Popatia currently serves on the boards of WestJet, a Canadian airline, Advanced Integration Technology, an aerospace automation company, and BBAM, a provider of commercial jet aircraft leasing, financing and management. He previously served on the board of Spirit AeroSystems (a public company), and is a former Employer Trustee of the International Association of Machinists National Pension Fund. Mr. Popatia holds a Bachelor of Science degree in Microbiology and a Bachelor of Commerce degree in Finance from the University of British Columbia.
*Onex holds an approximate 81% voting interest in Celestica. See "Controlling Shareholder Interest" under Item 4(B) above.

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
Robert A. Mionis. Mr. Mionis has been President and CEO of the Corporation since August 1, 2015. Mr. Mionis is responsible for the Corporation's overall leadership, strategy and vision. In conjunction with the Board of Directors, he develops the Corporation's overall strategic plan, including the corporate goals and objectives as well as our approach to risk management. He is focused on positioning the Corporation for long-term profitable growth and ensuring the success of Celestica's customers around the world. From July 2013 until August 2015, he was an Operating Partner at Pamplona Capital Management (Pamplona), a global private equity firm, where he supported several companies across a broad range of industries, including the industrial, aerospace, healthcare and automotive industries. Before joining Pamplona, Mr. Mionis served as President and CEO of StandardAero, leading the company through a period of significant revenue and profitability growth. Over the course of his career, he has held a number of operational and service roles at companies in the aerospace, industrial and semiconductor markets, including General Electric and Axcelis Technologies (each a public company), AlliedSignal, and Honeywell. Mr. Mionis has been serving on the board of directors of Shawcor Ltd., a TSX-listed energy services company, since 2018. He holds a Bachelor of Science in Electrical Engineering from the University of Massachusetts.
Mandeep Chawla. Mr. Chawla has been Chief Financial Officer (CFO) of the Corporation since October 2017. Mr. Chawla is responsible for the planning and management of short and long-term financial performance and reporting activities. He assists the CEO in setting the strategic direction and financial goals of the Corporation, and manages overall capital allocation activities in order to maximize shareholder value. He provides oversight on risk management and governance matters, and leads the communication and relationship management activities with key financial stakeholders. Since joining Celestica in 2010, Mr. Chawla has held progressively senior roles in the Corporation before assuming the role of CFO in 2017. Prior to joining Celestica, he held senior financial management roles with MDS Inc., Tyco International, and General Electric. Mr. Chawla was appointed to the Board of Directors of Sleep Country Canada Holdings Inc., a TSX-listed mattress and bedding retailer, effective August 20, 2020. Mr. Chawla holds a Master of Finance degree from Queen's University and a Bachelor of Commerce degree from McMaster University. He is a CPA, CMA.
Todd C. Cooper. Mr. Cooper joined Celestica as Chief Operations Officer in 2018. He is responsible for driving operational and supply chain excellence, quality and technology innovation throughout the Corporation, as well as for the enablement of processes that drive value creation. As part of his role, he leads the operations, supply chain, quality, global business services and information technology teams. Mr. Cooper has over 25 years of experience in operations leadership and advisory roles, including considerable experience in developing and implementing operational strategies to drive large-scale improvements for global organizations. Prior to joining Celestica, Mr. Cooper led supply chain, procurement, logistics, and sustainability value creation efforts at KKR, a global investment firm, from 2008 to 2018. Prior to that, he was the Vice President of Global Sourcing in Honeywell's Aerospace Division. He previously held various management roles at Storage Technology Corporation, McKinsey & Company, and served as a Captain in the U.S. Army. He holds a Bachelor of Science in Engineering from the U.S. Military Academy at West Point, a Master of Science in Mechanical Engineering from the Massachusetts Institute of Technology and an MBA from the MIT Sloan School of Management.
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

Jason Phillips. Mr. Phillips was appointed President, CCS, effective January 1, 2019. In this role, he is responsible for strategy and technology development, deployment and execution for Celestica's enterprise and communications businesses, including our HPS offering. Mr. Phillips joined Celestica in 2008 and held progressively senior roles within the Corporation’s CCS business, most recently as Senior Vice President, Enterprise and Cloud Solutions. Prior to joining Celestica, he held the role of Vice President and General Manager, Personal Communications at Elcoteq, and spent five years at Solectron in senior roles spanning sales, global account management, business unit leadership, and operations. Mr. Phillips holds a Bachelor of Science in Business Administration from the University of North Carolina, Chapel Hill.
There are no family relationships among any of the foregoing persons, and there are no arrangements or understandings with any person pursuant to which any of our directors or executive officers were selected.
None of the directors of the Corporation during 2020, or current directors or nominees serve together as directors of other corporations.
The following table identifies the functional competencies, expertise and qualifications of the Corporation's current directors and nominees pursuant to a skills matrix developed by the NCGC to identify functional competencies, expertise and qualifications that our Board would ideally possess:

B.    Compensation
Director Compensation
    Director compensation is set by the Board on the recommendation of the Human Resources and Compensation Committee (HRCC) and in accordance with director compensation guidelines and principles established by the NCGC. Under these guidelines and principles, the Board seeks to maintain director compensation at a level that is competitive with director compensation at comparable companies, and requires a substantial portion of such compensation to be taken in the form of DSUs (or, at a director’s election, RSUs, if the Director Share Ownership Guidelines described below have been met). The director fee structure for 2020 is set forth in Table 1 below.
Table 1: Directors’ Fees(1)

Element	Director Fee Structure for 2020(2)
Annual Board Retainer(3)	$360,000 – Board Chair $235,000 – Directors
Travel Fees(4)	$2,500
Annual Retainer for the Audit Committee Chair	$20,000
Annual Retainer for the HRCC Chair	$15,000
Annual Retainer for the NCGC Chair(5)	–

(1)    Does not include Mr. Mionis, President and CEO of the Corporation, whose compensation is set out in Table 16. Does not include fees payable to Onex for the service of Mr. Popatia as a director, which are described in footnote 7 to Table 2.
(2)    Directors may also receive further retainers and meeting fees for participation on ad hoc committees. No incremental fees were paid to applicable directors for their participation on an ad hoc Director Search Committee during 2020. The Board has the discretion to grant supplemental equity awards to individual directors as deemed appropriate (no such discretion was exercised in 2020).
(3)    Paid on a quarterly basis.
(4)    Payable only to directors who travel outside of their home state or province to attend a Board or Committee meeting. Travel fees were suspended in March 2020 as Board/Committees meetings were held virtually for the remainder of the year due to COVID-19.
(5)    The Chair of the Board also served as the Chair of the NCGC in 2020, for which no additional fee was paid.
DSU/RSU Election
Each director must elect to receive 0%, 25% or 50% of their annual board fees, committee chair retainer fees and travel fees (collectively, Annual Fees) in cash, with the balance in DSUs, until such director has satisfied the requirements of the Director Share Ownership Guidelines described (and defined) under Director Share Ownership Guidelines below. Once a director has satisfied such requirements, the director may then elect to receive 0%, 25% or 50% of their Annual Fees in cash, with the balance either in DSUs or RSUs. If a director does not make an election, 100% of such director’s Annual Fees will be paid in DSUs.

Annual Fee Election
Prior to Satisfaction of Director Share Ownership Guidelines		After Satisfaction of Director Share Ownership Guidelines
Option 1	Option 2	Option 1	Option 2	Option 3
100% DSUs	(i) 25% Cash + 75% DSUs or (ii) 50% Cash + 50% DSUs	(i) 100% DSUs or (ii) 100% RSUs	(i) 25% Cash + 75% DSUs or (ii) 50% Cash + 50% DSUs	(i) 25% Cash + 75% RSUs or (ii) 50% Cash + 50% RSUs

Subject to the terms of the Directors’ Share Compensation Plan, each DSU represents the right to receive one SVS or an equivalent value in cash (at the Corporation’s discretion) when the director (a) ceases to be a director of the Corporation and (b) is not an employee of the Corporation or a director or employee of any corporation that does not deal at arm’s-length with the Corporation (collectively, Retires). RSUs granted to directors are governed by the terms of the Corporation’s Long-Term Incentive Plan (LTIP). Each quarterly grant of RSUs will vest in instalments of one-third per year on the first, second and third anniversary dates of the grant. Each vested RSU entitles the holder thereof to one SVS; however, if permitted by the Corporation under the terms of the grant, a director may elect to receive a payment of cash in lieu of SVS. Unvested RSUs will vest immediately on the date that the director Retires. The date used in valuing DSUs and RSUs that vest on retirement for settlement purposes is the date that is 45 days following the date on which the director Retires, or as soon as practicable thereafter. Such DSUs and RSUs, as applicable, are redeemed and payable on or prior to the 90th day following the date on which the director Retires.

    Grants of DSUs and RSUs to directors are credited quarterly in arrears. The number of DSUs and RSUs, as applicable, granted is calculated by multiplying the amount of such director’s Annual Fees for the quarter by the percentage of the Annual Fees that the director elected to receive in the form of DSUs or RSUs, as applicable, and dividing the product by the closing price of the SVS on the New York Stock Exchange (NYSE) on the last business day of the quarter.
Directors’ Fees Earned in 2020
    All compensation paid in 2020 by the Corporation to its directors is set out in Table 2, except for the compensation of Mr. Mionis, President and CEO of the Corporation, which is set out in Table 16. The Board (excluding Messrs. Mionis and Popatia) —earned $1,833,722 in Total Annual Fees in respect of 2020, including total grants of $1,159,347 in DSUs and $125,000 in RSUs.
Table 2: Director Fees Earned in Respect of 2020

	Annual Fees Earned				Allocation of Annual Fees(1)(2)
Name	Annual Board Retainer	Annual Committee Chair Retainer	Travel Fees	Total Fees	DSUs(3)	RSUs	Cash(4)
Robert A. Cascella	$235,000	—	$2,500	$237,500	$118,750	—	$118,750
Deepak Chopra	$235,000	—	—	$235,000	$117,500	—	$117,500
Daniel P. DiMaggio	$235,000	—	$2,500	$237,500	$178,125	—	$59,375
William A. Etherington(5)	$28,681	—	—	$28,681	$28,681	—	—
Laurette T. Koellner	$235,000	$20,000(6)	$2,500	$257,500	$128,750	—	$128,750
Carol S. Perry	$235,000	—	—	$235,000	$235,000	—	—
Tawfiq Popatia(7)	—	—	—	—	—	—	—
Eamon J. Ryan	$235,000	$15,000(8)	—	$250,000	—	$125,000(9)	$125,000
Michael M. Wilson(10)	$350,041	—	$2,500	$352,541	$352,541	—	—

(1)    Directors who had not satisfied the requirements of the Director Share Ownership Guidelines described below were required to elect to receive 0%, 25% or 50% of their 2020 Annual Fees (set forth in the “Total Fees” column above) in cash, with the balance in DSUs. Directors who have satisfied such requirements were required to elect to receive 0%, 25% or 50% of their 2020 Annual Fees in cash, with the balance either in DSUs or RSUs. The Annual Fees received by directors in DSUs and RSUs for 2020 were credited quarterly, and the number of DSUs and RSUs, as applicable, granted in respect of the amounts credited quarterly was determined using the closing price of the SVS on the NYSE on the last business day of each quarter, which was $3.50 on March 31, 2020, $6.83 on June 30, 2020, $6.90 on September 30, 2020 and $8.07 on December 31, 2020.

(2)    For 2020, the directors elected to receive their Annual Fees as follows:

Director	Cash	DSUs	RSUs
Robert A. Cascella	50%	50%	—
Deepak Chopra	50%	50%	—
Daniel P. DiMaggio	25%	75%	—
William A. Etherington	—	100%	—
Laurette T. Koellner	50%	50%	—
Carol S. Perry	—	100%	—
Eamon J. Ryan	50%	—	50%
Michael M. Wilson	—	100%	—

(3)    Amounts in this column represent the grant date fair value of the DSUs issued in respect of 2020 Annual Fees which is the same as their accounting value.
(4)    Amounts in this column represent the portion of 2020 Annual Fees paid in cash.
(5)    Mr. Etherington served as Chair of the Board and Chair of the NCGC from January 1 to 29, 2020. He retired from the Board effective January 29, 2020.
(6)    Represents the annual retainer for the Chair of the Audit Committee.
(7)    Mr. Popatia is an officer of Onex and did not receive any compensation in his capacity as a director of the Corporation in 2020; however, Onex received compensation for providing the services of Mr. Popatia as a director in 2020 pursuant to a Services Agreement between the Corporation and Onex, entered into on January 1, 2009 (as amended January 1, 2017, the “Services Agreement”). The Services Agreement automatically renews for successive one-year terms unless the Corporation or Onex provide notice of intent not to renew. The Services Agreement terminates automatically and the rights of Onex to receive compensation (other than accrued and unpaid compensation) will terminate (a) 30 days after the first day on which Onex ceases to hold at least one MVS of Celestica or any successor company or (b) the date Mr. Popatia ceases to be a director of Celestica, for any reason. Onex receives compensation under the Services Agreement in an amount equal to $235,000 per year (consistent with current annual Board retainer fees) payable in DSUs in equal quarterly installments in arrears. The number of DSUs is determined using the closing price of the SVS on the NYSE on the last day of the fiscal quarter in respect of which the instalment is to be credited.
(8)    Represents the annual retainer for the Chair of the HRCC.
(9)     Mr. Ryan was entitled to, and elected to, receive 50% of his 2020 Annual Fees in RSUs. Each quarterly RSU grant vests ratably over three years, commencing on the first anniversary of the date of grant. The amount shown represents the grant date fair value of Mr. Ryan’s 2020 RSU grants, which is the same as their accounting value. In 2020, 5,470 of the RSUs previously issued to Mr. Ryan vested and were settled in SVS (on a one-for-one basis) at his election.
(10)    Mr. Wilson was appointed Chair of the Board effective January 29, 2020. From January 1 to 29, 2020, Mr. Wilson received the annual board retainer after which he received the annual Chair retainer, pro-rated for the first quarter of 2020 as appropriate..
Directors’ Ownership of Securities
Outstanding Share‑Based Awards
Information concerning all outstanding share-based awards as of December 31, 2020 made by the Corporation to each director proposed for election at the Meeting (other than Mr. Mionis, whose information is set out in Table 17), including awards granted prior to 2020, is set out in Table 3. Such awards consist of DSUs and RSUs. DSUs that were granted prior to January 1, 2007 may be settled in SVS issued from treasury, SVS purchased in the open market, or an equivalent value in cash (at the discretion of the Corporation). DSUs granted after January 1, 2007 may only be settled in SVS purchased in the open market or an equivalent value in cash (at the discretion of the Corporation). RSUs granted to directors are governed by the terms of the LTIP. Each vested RSU entitles the holder thereof to one SVS; however, if permitted by the Corporation under the terms of the grant, a director may elect to receive a payment of cash in lieu of SVS. No options to acquire SVS may currently be granted to directors under the LTIP, and no options previously granted to directors (or former directors) under the LTIP remain outstanding.

Table 3: Outstanding Share‑Based Awards

Name	Number of Outstanding Securities(1)		Market Value of Outstanding Securities(2) ($)
	DSUs (#)	RSUs (#)	DSUs ($)	RSUs ($)
Robert A. Cascella	37,028	—	$298,816	—
Deepak Chopra	48,816	—	$393,945	—
Daniel P. DiMaggio	242,474	—	$1,956,765	—
Laurette T. Koellner	252,779	—	$2,039,927	—
Carol S. Perry	195,731	—	$1,579,549	—
Tawfiq Popatia(3)	—	—	—	—
Eamon J. Ryan	262,768	32,842	$2,120,538	$265,035
Michael M. Wilson	283,131	—	$2,284,867	—

(1)    Represents all outstanding DSUs and unvested RSUs, including the regular quarterly grant of DSUs and RSUs made on January 4, 2021 in respect of the fourth quarter of 2020.
(2)    The market value of DSUs and unvested RSUs was determined using a share price of $8.07, which was the closing price of the SVS on the NYSE on December 31, 2020.
(3)    No share based awards have been made to Mr. Popatia; however 291,168 DSUs have been issued to Onex (and are outstanding) pursuant to the Services Agreement since its inception, including 41,180 DSUs issued to Onex for the services of Mr. Popatia as a director of the Corporation in 2020. For further information see footnote 7 to Table 2.
Director Share Ownership Guidelines
    The Corporation has minimum shareholding requirements (Director Share Ownership Guidelines) for directors who are not employees or officers of the Corporation or Onex (see Executive Share Ownership for share ownership guidelines applicable to Mr. Mionis in his role as President and CEO of the Corporation). The Director Share Ownership Guidelines require that a director hold SVS, DSUs and/or unvested RSUs with an aggregate value equal to 150% of the annual retainer and that the Chair of the Board hold SVS, DSUs and/or unvested RSUs with an aggregate value equal to 187.5% of the annual retainer of the Chair of the Board.
    Directors have five years from the time of their appointment to the Board to comply with the Director Share Ownership Guidelines. Although directors subject to the Director Share Ownership Guidelines will not be deemed to have breached such Guidelines by reason of a decrease in the market value of the Corporation’s securities, such directors are required to purchase further securities within a reasonable period of time after such occurrence to comply with the Director Share Ownership Guidelines. Each director’s holdings of securities are reviewed annually as of December 31. The following table sets out, for each applicable director proposed for election at the Meeting, whether such director was in compliance with the Director Share Ownership Guidelines as of December 31, 2020.
Table 4: Shareholding Requirements

Director(1)	Shareholding Requirements
	Target Value as of December 31, 2020	Value as of December 31, 2020(2)	Met Target as of December 31, 2020
Robert A. Cascella(3)	$352,500	$298,816	Not yet applicable
Deepak Chopra	$352,500	$393,945	Yes
Daniel P. DiMaggio	$352,500	$1,956,765	Yes
Laurette T. Koellner	$352,500	$2,039,927	Yes
Carol S. Perry	$352,500	$1,579,549	Yes
Eamon J. Ryan	$352,500	$2,429,716	Yes
Michael M. Wilson	$675,000	$2,446,267	Yes

(1)    As President and CEO of the Corporation, Mr. Mionis is subject to the Executive Share Ownership Guidelines. As an officer of Onex, Mr. Popatia is not subject to the Director Share Ownership Guidelines.

(2)    The value of the aggregate number of SVS, DSUs and/or unvested RSUs held by each director is determined using a share price of $8.07, which was the closing price of the SVS on the NYSE on December 31, 2020.
(3)    Mr. Cascella was appointed to the Board of Directors effective February 1, 2019 and he is required to comply with the Director Share Ownership Guidelines within five years of his appointment.
Director Attendance
Directors are expected to be prepared for and attend all Board and respective committee meetings. The following table sets forth the attendance of directors at Board meetings and at meetings of those standing committees of which they are members, from January 1, 2020 to February 22, 2021. All then-members of the Board attended the Corporation’s last annual meeting of shareholders.
Table 5: Directors’ Attendance at Board and Committee Meetings

Director	Board	Audit Committee	HRCC	NCGC	Meetings Attended %
					Board	Committee
Robert A. Cascella	8 of 8	6 of 6	6 of 6	3 of 3	100%	100%
Deepak Chopra	8 of 8	6 of 6	6 of 6	3 of 3	100%	100%
Daniel P. DiMaggio	8 of 8	6 of 6	6 of 6	3 of 3	100%	100%
Laurette T. Koellner	8 of 8	6 of 6	6 of 6	3 of 3	100%	100%
Robert A. Mionis	8 of 8	—	—	—	100%	—
Carol S. Perry	8 of 8	6 of 6	6 of 6	3 of 3	100%	100%
Tawfiq Popatia	7 of 8	—	—	—	88%	—
Eamon J. Ryan	8 of 8	6 of 6	6 of 6	3 of 3	100%	100%
Michael M. Wilson	8 of 8	6 of 6	6 of 6	3 of 3	100%	100%

In response to the COVID-19 pandemic, all Board and Committee meetings held in 2020 were held virtually by electronic means (with the exception of those held in person in January 2020).

COMPENSATION DISCUSSION AND ANALYSIS
This Compensation Discussion and Analysis sets out the policies of the Corporation for determining compensation paid to the Corporation’s CEO, its Chief Financial Officer (CFO), and the three other most highly compensated executive officers (collectively, Named Executive Officers or NEOs). The NEOs who are the subject of this Compensation Discussion and Analysis are:

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

Mr. Chawla joined Celestica in 2010 and held progressively senior roles in the Corporation before assuming the role of CFO in 2017. Prior to joining Celestica, he held senior financial management roles with MDS Inc., Tyco International, and General Electric. Mr. Chawla was appointed to the Board of Directors of Sleep Country Canada Holdings Inc., a TSX-listed mattress and bedding retailer, effective August 20, 2020.

Mr. Chawla holds a Master of Finance degree from Queen’s University and a Bachelor of Commerce degree from McMaster University. He is a CPA, CMA.

Jason Phillips – President, Connectivity & Cloud Solutions

Mr. Phillips is responsible for strategy and technology development, deployment and execution for Celestica’s enterprise and communications businesses, including HPS.

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

Todd C. Cooper – Chief Operations Officer

Mr. Cooper is responsible for driving operational and supply chain excellence, quality and technology innovation throughout the Corporation, as well as for the enablement of processes that drive value creation. As part of his role, he leads the operations, supply chain, quality, global business services and information technology teams.

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

He holds a Bachelor of Science in Engineering from the U.S. Military Academy at West Point, a Master of Science in Mechanical Engineering from the Massachusetts Institute of Technology and an MBA from the MIT Sloan School of Management.

A description and explanation of the significant elements of compensation awarded to the foregoing NEOs during 2020 is set forth below under 2020 Compensation Decisions.
Note Regarding Non-IFRS Measures
This Compensation Discussion and Analysis contains references to operating margin, adjusted ROIC, free cash flow and adjusted EPS, each of which is a non-IFRS financial measure. With respect to all references to these measures, please note the following:
•Non-IFRS operating margin is defined as non-IFRS operating earnings divided by revenue. Non-IFRS operating earnings is defined as earnings (loss) before income taxes, Finance Costs (defined below), employee stock-based compensation expense, amortization of intangible assets (excluding computer software) and Other Charges     (recoveries) (defined below).
•Non-IFRS adjusted ROIC is determined by dividing non-IFRS operating earnings by average net invested capital which is defined as total assets less: cash, right-of-use assets, accounts payable, accrued and other current liabilities and provisions, and income taxes payable, using a five-point average to calculate average net invested capital for the year.

•Non-IFRS free cash flow is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), lease payments (including under IFRS 16), and Finance Costs paid (excluding any debt issuance costs and when applicable,     waiver fees related to our credit facility paid).

•Non-IFRS adjusted net earnings is defined as IFRS net earnings (loss) before employee stock based compensation expense, amortization of intangible assets (excluding computer software), Other Charges (recoveries), and     adjustments for taxes (representing the tax effects of our non-IFRS adjustments and non-core tax impacts (tax adjustments related to acquisitions, and certain other tax costs or recoveries related to restructuring actions or restructured sites)). Non-IFRS adjusted EPS is determined by dividing non-IFRS adjusted net earnings by the number of diluted weighted average shares outstanding.

•Finance Costs consist of interest expense and fees related to the Corporation’s credit facility (including debt issuance and related amortization costs), our interest rate swap agreements, our accounts receivable sales program and customer supplier financing programs, and interest expense on our lease obligations, net of interest     income earned.

•Other Charges (recoveries) consist of restructuring charges, net of recoveries, transition costs (costs related to: the relocation of our Toronto manufacturing operations and the move of our corporate headquarters into and out of a temporary location; and manufacturing line transfers from closed sites); the gain on the sale of our Toronto real property (in 2019); net impairment charges; acquisition related consulting, transaction and integration costs, and (in 2019) indemnification asset remeasurement charges; legal settlements (recoveries); credit facility related charges (waiver fees incurred in 2019 in connection with specified covenant defaults under our credit facility and related cross defaults); and post-employment benefit plan losses incurred in 2019 related to changes in labor regulations in Thailand.

    See “Non-IFRS measures” in the Corporation’s Management’s Discussion and Analysis for the first three quarters of 2020 (included in Forms 6-K available at www.sec.gov) and for the Corporation’s most recently completed financial year (in Item 5 of this Annual Report) for, among other things, a discussion of the exclusions used to determine these non-IFRS financial measures, how these non-IFRS financial measures are used, as well as a reconciliation of historical non-IFRS operating margin, non-IFRS adjusted ROIC, non-IFRS free cash flow and non-IFRS adjusted EPS to the most directly comparable IFRS financial measures. These non-IFRS financial measures do not have any standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

Compensation Objectives
The Corporation’s executive compensation philosophy is to attract, motivate and retain the leaders who drive the success of the Corporation. In light of this philosophy, we have designed our executive compensation programs and practices to pay for performance, adhere to the risk profile of the Corporation, align the interests of executives and shareholders, incentivize executives to work as a team to achieve our strategic objectives, ensure direct accountability for annual operating results and the Corporation’s long-term financial performance and to reflect both business strategy and market norms. The HRCC reviews compensation policies and practices regularly, considers related risks, and makes any adjustments it deems necessary to ensure our compensation policies are not reasonably likely to have a material adverse effect on the Corporation.
    A substantial portion of the compensation of our executives is linked to the Corporation’s performance. The HRCC establishes total target compensation and certain elements of compensation (base salary, short-term incentives and long-term incentives) with reference to the median compensation of the Comparator Group, and other factors including experience, internal pay equity, work location, tenure, and role. However, neither each element of compensation nor total compensation is expected to match the median of such Comparator Group exactly. The Comparator Group is primarily used for setting an anchor point by which to test the reasonableness of compensation. NEOs have the opportunity for higher compensation for performance that exceeds target performance goals, and will receive lower compensation for performance that is below target performance goals.
    The 2020 compensation package was designed to:
•ensure executives are compensated fairly and in a way that does not result in the Corporation incurring undue risk or encouraging executives to take inappropriate risks;
•provide competitive fixed compensation (i.e., base salary and benefits), as well as a substantial amount of at-risk pay through our annual and equity-based incentive plans;
•reward executives for: achieving short-term operational and financial results based on the Corporation’s Annual Operating Plan (AOP) (i.e., annual cash incentives); achieving long-term operational and financial results as well as superior share price performance relative to a group of technology hardware and equipment companies (i.e., PSUs); and sustained, long-term leadership (i.e. RSUs);
•align the interests of executives and shareholders through long-term equity-based compensation;
•recognize tenure and utilize a multi-year approach for setting and transitioning target compensation for executives who are new in their role;
•reflect internal equity, recognize fair and appropriate compensation levels relative to differing roles and responsibilities, and encourage executives to work as a team to achieve corporate results; and
•ensure direct accountability for the annual operating results and the long-term financial performance of the     Corporation.
Independent Advice
The HRCC, which has the sole authority to retain and terminate an executive compensation consultant to the HRCC, has engaged Willis Towers Watson (Compensation Consultant) since October 2006 as its independent compensation consultant to assist in identifying appropriate comparator companies against which to evaluate the Corporation’s compensation levels, to provide data about those companies, and to provide observations and advice with respect to the Corporation’s compensation practices versus those of the Comparator Group and the market in general.
    The Compensation Consultant also provides advice (upon request) to the HRCC on the policy recommendations prepared by management and keeps the HRCC apprised of market trends in executive compensation. The Compensation Consultant attended portions of all HRCC meetings held in 2020, in person, by telephone or virtually, as requested by the Chair of the HRCC. At each of its meetings, the HRCC held an in camera session with the Compensation Consultant without any member of management being present. Decisions made by the HRCC, however, are the responsibility of the HRCC and may reflect factors and considerations supplementary to the information and advice provided by the Compensation Consultant.
    Each year, the HRCC reviews the scope of activities of the Compensation Consultant and, if it deems appropriate, approves the corresponding budget. During such review, the HRCC also considers the independence factors required to be considered by the NYSE prior to the selection or receipt of advice from a compensation consultant. After consideration of such independence factors and prior to engaging the Compensation Consultant in 2020, the HRCC determined that the Compensation Consultant was independent. The Compensation Consultant meets with the Chair of the HRCC and management at least annually to identify any initiatives requiring external support and agenda items for each HRCC meeting throughout the year. The Compensation Consultant reports directly to the Chair of the HRCC and is not engaged by management. The Compensation Consultant may, with the approval of the HRCC, assist management in reviewing and, where appropriate, developing and recommending compensation programs to align the Corporation’s practices with competitive practices. Any such service in excess of $25,000 provided by the Compensation Consultant relating to executive compensation must be pre-approved by the Chair of the HRCC. In addition, any non-executive compensation consulting service in excess of $25,000 must be submitted by management to the HRCC for pre-approval, and any services that will cause total non-executive compensation consulting fees to exceed $25,000 in aggregate in a calendar year must also be pre-approved by the HRCC.
    The following table sets out the fees paid by the Corporation to the Compensation Consultant in each of the past two years:
Table 6: Fees of the Compensation Consultant

	Year Ended December 31
	2020	2019
Executive Compensation-Related Fees(1)	C$299,264	C$262,059
All Other Fees(2)	C$11,626	—

(1)    Services for 2020 and 2019 included support on executive compensation matters that are part of the HRCCs annual agenda (e.g., executive compensation competitive market analysis, review of trends in executive compensation, peer group review, pay-for-performance analysis and assistance with executive compensation-related disclosure, annual valuation of PSUs for accounting purposes, attendance at all HRCC meetings, and support with ad-hoc executive compensation issues that arose throughout the year). Services for 2020 also included the comprehensive Comparator Group review, market benchmark data for certain executives, and PSU valuation and estimated fair values. Services for 2019 also included a compensation risk assessment update and additional NEO realized/realizable pay analysis.
(2)    Other fees for 2020 included an abridged director compensation review.
Compensation Process
Executive compensation is determined as part of an annual process followed by the HRCC, as supported by the Compensation Consultant. The HRCC reviews and approves compensation for the CEO and the other NEOs, including base salaries, target annual incentive awards under Celestica’s Team Incentive Plan (CTI) and equity-based incentive grants. The HRCC evaluates the performance of the CEO relative to financial and business goals and objectives approved by the Board from time to time for such purpose. The HRCC reviews data for the Comparator Group and other competitive market data, and consults with the Compensation Consultant before exercising its independent judgment to determine appropriate compensation levels. The CEO reviews the performance evaluations of the other NEOs with the HRCC and provides compensation recommendations. The HRCC considers these recommendations, reviews market compensation information, consults with the Compensation Consultant, and then exercises its independent judgment to determine if any adjustments are required prior to approval of the compensation of such other NEOs. The CEO and the other NEOs are not present at the HRCC meetings when their respective compensation is discussed.
    The HRCC generally meets five times a year, in January, April, July, October and December. The annual executive compensation process is as follows:

January
•Determine achievement of the corporate performance factor (based on the Corporation’s year end results as approved by the Audit Committee) and the individual performance factors for CTI payments for the previous year
•Determine achievement of performance for the PSUs that vest in the current year based on the applicable performance period
•Approve corporate performance objectives for the CTI for the current year subject to the Board’s approval of the AOP
•Approve performance goals for PSUs granted in the current year
•Review individual target compensation levels and approve base salary, target under the CTI and long term incentives for the current year
•Conduct risk assessment of compensation programs
•Review scope of activity of Compensation Consultant and approve fees for the current year
•Review executive compensation disclosure
•Review the corporate goals and objectives relevant to CEO compensation and evaluate CEO performance in light of the financial and business goals and objectives approved by the Board for the previous year
•Review and approve total compensation package for CEO for the current year, including stress test of performance based compensation

April	•Annual compensation policy review and pension plan review •Assess performance of Compensation Consultant
July
• Review and consider shareholder feedback from say on pay vote
•Review trends and “hot topics” in compensation governance
•Review and approve Comparator Group for the following year (based on the recommendation of the Compensation Consultant)
•Review talent management strategy and succession plans
•Conduct pay for performance alignment review

October
•Review market benchmark reports for the CEO and other NEOs
•Review preliminary achievement against performance targets and evaluate interim performance relative to corporate goals and objectives for the current year
•Conduct risk assessment of compensation programs

December
•Review updated preliminary achievement against performance targets and evaluate interim performance relative to corporate goals and objectives for the current year
•Review preliminary compensation recommendations and performance objectives for the following year, including base salary recommendations and the value and mix of equity-based incentives (NEO compensation recommendations are developed by the CEO. The CEO’s compensation recommendations are determined by the HRCC in consultation with the Compensation Consultant and the Chief Human Resources Officer).
•By reviewing the compensation proposals in advance, the HRCC is afforded sufficient time to discuss and provide input regarding proposed compensation changes prior to the January meeting at which time the HRCC approves the compensation proposals, revised as necessary or appropriate, based on input provided at the December meeting.
•Preliminary evaluation of individual performance relative to objectives

HRCC Discretion
The HRCC may exercise its discretion to either award compensation absent attainment of a relevant performance goal or similar condition, or to reduce or increase the size of any award or payout to any NEO. The HRCC did not exercise such discretion for 2020 compensation with respect to any NEO.
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
    The Corporation’s compensation programs are designed with a balanced approach aligned with its business strategy and risk profile. A number of compensation practices have been implemented to mitigate potential compensation policy risk. It is the HRCC’s view that the Corporation’s 2020 compensation policies and practices did not promote excessive risk-taking that would be reasonably likely to have a material adverse effect on the Corporation, and that appropriate risk mitigation features are in place within the Corporation’s compensation program. In reaching its opinion, the HRCC reviewed key risk-mitigating features in the Corporation’s compensation governance processes and compensation structure including the following:

Governance
Corporate Strategy Alignment	•Our executive compensation program is designed to link executive compensation outcomes with the execution of business strategy and align with shareholder interests.
Compensation Decision Making Process
•The Corporation has formalized compensation objectives to help guide compensation decisions and incentive design and to effectively support its pay for performance policy (see Compensation Objectives).

Non-binding Shareholder Advisory Vote on Executive Compensation	•The Corporation annually holds an advisory vote on executive compensation, allowing shareholders to express approval or disapproval of its approach to executive compensation.
Annual Review of Incentive Programs
•Each year, the Corporation reviews and sets performance measures and targets for the CTI and for PSU grants under the long‑term incentive plans that are aligned with the business plan and the Corporation’s risk profile to ensure continued relevance and applicability.
•When new compensation programs are considered, they are stress‑tested to ensure potential payouts would be reasonable within the context of the full range of performance outcomes. CEO compensation is stress‑tested annually in addition to any stress‑tests for new compensation programs.

External Independent Compensation Advisor
•On an ongoing basis, the HRCC retains the services of an independent compensation advisor to provide an external perspective as to marketplace changes and best practices related to compensation design, governance and compensation risk management.

Overlapping Committee Membership	•All of the Corporation’s independent directors sit on the HRCC to provide continuity and to facilitate coordination between the Committee’s and the Board’s respective oversight responsibilities.
Compensation Program Design
Review of Incentive Programs
•At appropriate intervals, Celestica conducts a review of its compensation strategy, including pay philosophy and program design, in light of business requirements, market practice and governance considerations.

Fixed versus Variable Compensation
•For the NEOs, a significant portion of target total direct compensation is delivered through variable compensation (CTI and long-term, equity-based incentive plans).
•The majority of the value of target variable compensation is delivered through grants under long-term, equity-based incentive plans which are subject to time and/or performance vesting requirements.
•The mix of variable compensation provides a strong pay-for-performance relationship.
•The NEO compensation package provides a competitive base level of compensation through salary, and mitigates the risk of encouraging the achievement of short-term goals at the expense of creating and sustaining long-term shareholder value, as NEOs benefit if shareholder value increases over the long-term.

“One-company” Annual Incentive Plan
•Celestica’s “one-company” annual incentive plan (the CTI) helps to mitigate risk-taking by tempering the results of any one business unit on Celestica’s overall corporate performance, and aligning executives and employees in the various business units and regions with corporate goals.

Balance of Financial Performance Metrics as well as Absolute and Relative Performance Metrics
•The CTI ensures a balanced assessment of performance with ultimate payout tied to measurable corporate financial metrics.
•Individual performance is assessed based on business results, teamwork and key accomplishments, and market performance is captured through RSUs as well as PSUs (which vest based on performance relative to both absolute and relative financial targets).

Minimum Performance Requirements and Maximum Payout Caps
•A corporate profitability requirement must be met for any payout to occur under the CTI.
•Additionally, a second performance measure must be achieved for payment above target.
•Each of the CTI and PSU payouts have a maximum payout of two times target.

Share Ownership Requirement
•The Corporation’s share ownership guidelines require executives to hold a significant amount of the Corporation’s securities to help align their interests with those of shareholders’ and the long-term performance of the Corporation.
•This practice also mitigates against executives taking inappropriate or excessive risks to improve short-term performance at the expense of longer-term objectives.
•In the event of the cessation of Mr. Mionis’ employment with the Corporation for any reason, he will be required to retain the share ownership level set out in the Executive Share Ownership Guidelines on his termination date for the 12 month period immediately following his termination date as set out in Mr. Mionis’ amended CEO employment agreement effective August 1, 2016 (CEO Employment Agreement).

Anti-hedging and Anti-pledging Policy
•Executives and directors are prohibited from: entering into speculative transactions and transactions designed to hedge or offset a decrease in the market value of securities of the Corporation; purchasing securities of the Corporation on margin; borrowing against securities of the Corporation held in a margin account; and pledging Celestica securities as collateral for a loan.

“Clawback” Policy
•A “clawback” policy provides for recoupment of incentive-based compensation from the CEO and CFO that was received during a specified period in the event of an accounting restatement due to material non-compliance with financial reporting requirements as a result of misconduct, as well as any profits realized from the sale of securities during such period (see — “Clawback” Provisions).
•In addition, all long-term incentive awards made to NEOs are subject to recoupment if certain employment conditions are breached.

“Double Trigger”	•The LTIP and Celestica Share Unit Plan (CSUP) provide for change-of-control treatment for outstanding equity based on a “double trigger” requirement.
Severance Protection	•NEOs’ entitlements on termination without cause are in part contingent on complying with confidentiality, non-solicitation and non-competition obligations.
Pay-For-Performance Analysis	•Periodic scenario-testing of the executive compensation programs is conducted, including a pay-for-performance analysis.

Comparator Group
While the Corporation is incorporated and headquartered in Canada, our business is global, and we compete for executive talent worldwide with companies in the technology industry. Our global recruiting strategy has been evidenced by the fact that several of our executive officers were not recruited from Canada; and that the Corporation’s three most recent CEOs have come from the U.S. There are no EMS competitor companies that are headquartered in Canada. For non-EMS companies, competitors of similar size and scope within Canada would not provide the desired global perspective. The determination of the Comparator Group is not bound by geographic limitations and instead includes a representation from a broad group of relevant companies which are publicly traded and against which the Corporation competes for executive leaders.
    During 2020, we undertook a comprehensive review of our approach to executive compensation benchmarking, including the composition of the Comparator Group, to ensure that it properly reflected our market for executive talent and the financial characteristics of the Company. An in-depth review of compensation peer group and benchmarking was presented to the HRCC by the Compensation Consultant. The HRCC approved the Comparator Group to be used to establish 2021 compensation using the following filtering criteria:
•company size and financial performance (e.g., revenue, market capitalization, earnings before interest and taxes (EBIT) margin and other financial indicators which align with Celestica’s strategic direction);
•industry;

•analysis of the comparator groups of certain peer companies within the EMS industry; and
•perspectives of management regarding which organizations were most relevant from a business operations and talent competitor perspective.
The following table includes the Comparator Group used to determine 2020 compensation as well as the Comparator Group approved in 2020 by the HRCC and used to establish 2021 compensation:
Table 7: Comparator Group

Comparator Group
Used for 2020 Compensation	Used for 2021 Compensation
Advanced Micro Devices, Inc.
Agilent Technologies Inc.
Amphenol Corporation
Benchmark Electronics, Inc.
Corning Inc.
Flex Ltd.
Harris Corporation
Jabil Inc.
Juniper Networks, Inc.
LAM Research Corporation
Motorola Solutions, Inc.
NCR Corp.
NetApp, Inc.
NVIDIA Corp.
Plexus Corp.
Sanmina Corporation

Benchmark Electronics, Inc.
Ciena Corp.
CommScope Holdings Company, Inc.
Curtiss-Wright Corporation
Diebold Nixdorff, Incorporated
Juniper Networks, Inc.
Keysight Technologies Inc.
NCR Corporation
NetApp, Inc.
ON Semiconductor Corporation
Plexus Inc.
Sanmina Corporation
ScanSource Inc.
Seagate Technology PLC
Trimble Inc.
Xerox Holdings Corporation

Additionally, broader market compensation survey data for other similarly-sized organizations as well as U.S. technology companies and Canadian general industry companies with global operations provided by the Compensation Consultant is analyzed in accordance with a process approved by the HRCC. The HRCC considered proxy disclosure for companies in the Comparator Group, as well as survey data, among other factors, in making compensation decisions for the CEO and the other NEOs.
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
“Clawback” Provisions
The Corporation is subject to the “clawback” provisions of the Sarbanes-Oxley Act of 2002. Accordingly, if the Corporation is required to restate financial results due to material non-compliance with financial reporting requirements as a result of misconduct, the CEO and CFO would be required to reimburse the Corporation for any bonuses or incentive-based compensation they had received during the 12-month period following the first public issuance or filing with the SEC (whichever is earlier) of a financial document embodying such financial reporting requirement, as well as any profits they had realized from the sale of securities of the Corporation during that 12-month period.
    In addition, under the terms of the stock option grants and the PSU and RSU grants made under the LTIP and the CSUP, a NEO is required by the Corporation to repay an amount equal to the market value of the shares (or in the case of options, the intrinsic value realized by the executive) at the time of release, net of taxes, if, within 12 months of the release date, the executive:

•accepts employment with, or accepts an engagement to supply services, directly or indirectly to, a third party that is in competition with the Corporation or any of its subsidiaries; or
•fails to comply with, or otherwise breaches, the terms and conditions of a confidentiality agreement or non-disclosure agreement with, or confidentiality obligations to, the Corporation or any of its subsidiaries; or
•on his or her behalf or on another’s behalf, directly or indirectly recruits, induces or solicits, or attempts to recruit, induce or solicit any current employee or other individual who is/was supplying services to the Corporation or any of its subsidiaries.
Executives who are terminated for cause also forfeit all unvested RSUs, PSUs and stock options as well as all vested and unexercised stock options.
Executive Share Ownership
    The Corporation has executive share ownership guidelines (Executive Share Ownership Guidelines) which require specified executives to hold a multiple of their base salary in securities of the Corporation as shown in Table 8. Executives subject to the Executive Share Ownership Guidelines are expected to achieve the specified ownership within a period of five years following the later of: (i) the date of hire, or (ii) the date of promotion to a level subject to the ownership guidelines. Compliance is reviewed annually as of December 31 of each year. The HRCC reviewed the Executive Share Ownership Guidelines in July 2020 and no policy changes were made. The table below sets forth the compliance status of the applicable NEOs with the Executive Share Ownership Guidelines as of December 31, 2020:

Table 8: Executive Share Ownership Guidelines

Name	Executive Share Ownership Guidelines	Share and Share Unit Ownership (Value)(1)	Share and Share Unit Ownership (Multiple of Salary)
Robert A. Mionis(2)	$4,750,000 (5 × salary)	$10,588,437	11.1x
Mandeep Chawla	$1,500,000 (3 × salary)	$1,932,483	3.9x
Jason Phillips	$1,380,000 (3 × salary)	$1,923,549	4.2x
Jack J. Lawless	$1,380,000 (3 × salary)	$2,505,275	5.4x
Todd C. Cooper	$1,380,000 (3 × salary)	$2,733,721	5.9x

(1)    Consists of: (i) SVS beneficially owned as of December 31, 2020, (ii) all unvested RSUs held as of December 31, 2020, and (iii) PSUs that vested on January 30, 2021 at 26% of target, which, on December 31, 2020, was the Corporation’s anticipated payout and at vesting was the actual payout; the value of which was determined using a share price of $8.07, the closing price of SVS on the NYSE on December 31, 2020.
(2)    For additional details regarding Mr. Mionis’ share and share unit ownership, see his biography above under Election of Directors – Nominees for Election as Director – Robert A. Mionis.
    The CEO Employment Agreement provides that, in the event of the cessation of Mr. Mionis’ employment with the Corporation for any reason, he will be required to retain the share ownership level set out in the Executive Share Ownership Guidelines on his termination date for the 12-month period immediately following his termination date.

Compensation Elements for the Named Executive Officers
The compensation of the NEOs in 2020 was comprised of the following elements:

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
    The at-risk portion of total compensation varies by role and executive level, but has the highest weighting at the most senior levels of management. CTI awards and certain equity-based incentive plan awards are contingent upon the Corporation’s financial and operational performance and are therefore at-risk. By making a significant portion of total target direct compensation variable, the Corporation intends to continue to align NEO compensation with shareholder interests. The relative weighting of the compensation elements for the CEO and the other NEOs (average) for 2020 is set forth below.

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
Celestica Team Incentive Plan
The objective of the CTI is to reward all eligible employees, including the NEOs, for the achievement of annual objectives. CTI awards for the NEOs are based on the achievement of pre-determined corporate performance factor (CPF) and individual performance factor (IPF) goals and are paid in cash. Payouts can vary from 0% for performance below a threshold up to a maximum capped at 200% of the Target Award (defined below). Awards are determined in accordance with the following formula:

CPF
The CPF is based on certain corporate financial targets established at the beginning of the performance period and approved by the HRCC and can vary from 0% to 200% of target.
Actual results relative to the targets are used in the determination of the amount of the annual incentive and are subject to the following two parameters (CTI Parameters):
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

IPF
Individual contribution is recognized through the IPF component of the CTI. The IPF is determined through the annual performance review process and is based on an evaluation of the NEO’s performance measured against specific criteria established at the beginning of each year. The criteria may include factors such as the NEO’s individual performance relative to segment or company business results, teamwork, scope of responsibilities and the executive’s key accomplishments. The IPF can increase an NEO’s CTI award by a factor of up to 1.5x or reduce an NEO’s CTI award to zero depending on individual performance. An IPF of less than 1.0 will result in a reduction of the CTI award otherwise payable.

Target Award
The target award is calculated as each NEO’s Eligible Earnings (i.e., base salary) multiplied by the Target Incentive (expressed as a percentage of base salary in the applicable plan year) (Target Award).

Maximum Award	All awards are subject to an overall maximum CTI payment of two times the Target Award.
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

At the January meeting, the HRCC determines the dollar value and mix of the equity-based grants to be awarded to the NEOs, if any. On the grant date, the dollar value is converted into the number of units that will be granted using the closing price of the SVS on the day prior to the grant date. The annual grants are made following the blackout period that ends not less than 48 hours after the Corporation’s year-end results have been released. The mix of equity-based incentives is reviewed and approved by the HRCC each year, and is based on factors including competitive grant practices, balance between performance incentive and retention value, and the effectiveness of each equity vehicle for motivating and retaining critical leaders.
    Target equity-based incentives are determined using a variety of factors, including, the median awards of the Comparator Group as well as individual performance, experience and anticipated contribution to the Corporation’s strategy. In establishing the grant value of the annual equity awards for each of the NEOs, we start by assessing the median total target direct compensation of the equivalent position at companies in the Comparator Group. This data is then compared over a number of years for additional context and market trends. The HRCC also considers individual performance, the need to retain experienced and talented leaders to execute the Corporation’s business strategies and the executive’s potential to contribute to long-term shareholder value. Also considered are the executive’s role and responsibilities, internal equity and the level of previous long-term incentive awards. Once all of these factors are taken into consideration, the grant value of the annual equity-based awards for the NEOs is set.
    In addition to the annual equity grants, management may award equity-based incentives in order to attract new executive hires and to retain current executives in special circumstances. Such grants are reviewed in advance with the Chairs of the Board and HRCC, and are subject to ratification by the HRCC. No such grants were made to NEOs in 2020, with the exception of a one-time award to Mr. Phillips of 44,994 PSUs – see 2020 Compensation Decisions below for a description of this award.
RSUs
NEOs may be granted RSUs under either the LTIP or the CSUP as part of the Corporation’s annual equity grant. Such awards may be subject to vesting requirements, including time-based or other conditions as may be determined by the HRCC in its discretion. RSUs granted by the Corporation generally vest in instalments of one-third per year, over three years, based on continued employment with the Corporation. The payout value of the award is based on the number of RSUs being released and the market price of the SVS at the time of release. The Corporation has the right under the CSUP to settle RSUs in either cash or SVS. Under the LTIP, the Corporation may, at the time of grant, authorize grantees to settle vested RSUs either in cash or in SVS (on a one-for-one basis). Absent such permitted election, grants under the LTIP will be settled in SVS. If the Corporation has authorized a settlement in SVS or cash, the holder can choose which of these the holder receives. See Executive Compensation — Equity Compensation Plans.
PSUs
NEOs may be granted PSUs under the LTIP or the CSUP as part of the Corporation’s annual equity grant. The vesting of such awards requires the achievement of specified performance-based conditions over a specified time period, as determined by the HRCC in its discretion. PSUs granted by the Corporation generally vest at the end of a three-year performance period subject to pre-determined performance criteria. The payout value of the award is based on the number of PSUs that vest (which ranges from 0% to 200% of the target amount granted) and the market price of the SVS at the time of release. The Corporation has the right under the CSUP to settle vested PSUs in either cash or SVS (on a one-for-one basis). Under the LTIP, the Corporation may, at the time of grant, authorize grantees to settle PSUs either in cash or in SVS. Absent such permitted election, grants under the LTIP will be settled in SVS. If the Corporation has authorized a settlement in SVS or cash, the holder can choose which of these the holder receives. See Executive Compensation — Equity Compensation Plans.
Stock Options
NEOs may be granted stock options under the LTIP (no stock options have been granted after 2015). The exercise price of a stock option is the closing market price on the business day prior to the date of the grant. Stock options granted by the Corporation generally vest at a rate of 25% annually on each of the first four anniversaries of the date of grant and expire after a ten-year term. The LTIP is not an evergreen plan and no stock options have been re-priced.

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
2020 Compensation Decisions
Each element of compensation is considered independently of the other elements. However, the total package is reviewed to ensure that the achievement of target levels of corporate and individual performance will result in total compensation that is generally comparable to the median total compensation of the Comparator Group
Base Salary
The base salaries for the NEOs were reviewed during 2020, taking into account individual performance and experience, level of responsibility and median competitive data. The following table sets forth the annual base salary for the NEOs for the years ended December 31, 2018 through December 31, 2020:
Table 9: NEO Base Salary Changes

NEO	Year	Salary ($)
Robert A. Mionis	2020	$950,000
	2019	$950,000
	2018	$950,000
Mandeep Chawla	2020	$500,000
	2019	$460,000
	2018	$450,000
Jason Phillips	2020	$460,000
	2019	$460,000
	2018	$350,000
Jack J. Lawless	2020	$460,000
	2019	$460,000
	2018	$460,000
Todd C. Cooper	2020	$460,000
	2019	$460,000
	2018	$460,000
The HRCC reviewed salaries for CFOs within the applicable Comparator Group, median competitive data and historical data concerning CFO base salaries at the Corporation, as well as Mr. Chawla’s experience and scope of responsibilities. In April 2020, the HRCC approved an increase in Mr. Chawla’s base salary from $460,000 to $500,000 in order to better align his pay to median base salary of CFOs within the Comparator Group, and to reflect the expanded scope of his responsibilities to include additional functional areas.
Annual Incentive Award (CTI)
2020 Company Performance Factor
The CPF component of the CTI calculation for 2020 was based on the achievement of the Corporation relative to specified financial targets for 2020 (2020 Targets). The 2020 Targets were revenue (Revenue Target) and non-IFRS operating margin (OM Target), which were the same measures used in 2019. These measures were approved by the HRCC as they were determined to be aligned with the Corporation’s key objectives of driving profitable growth on both a “top line” and “bottom line” basis. The specific levels set for the 2020 Targets were based on the Corporation’s Board-approved 2020 AOP (2020 AOP) established in January 2020. The focus of the 2020 AOP was to increase revenue from higher value-add offerings, particularly in our ATS segment and HPS business, and to shift revenue away from lower value-add programs. This strategy was expected to adversely impact revenue growth in 2020 and 2021, but was deemed necessary to improve non-IFRS operating margin and profitability in general, and thereby improve value for our shareholders over the long-term. As a result of the anticipated adverse impact on revenue, the 2020 Revenue Target was established at a lower level than the corresponding target in 2019. In addition, as a result of the significant and unexpected downturn in the semiconductor Capital Equipment market throughout 2019, the OM Target was also set at a lower level than the corresponding target in 2019 (but higher than actual 2019 non-IFRS operating margin). If achieved, the 2020 Targets would represent accomplishment of the Corporation’s challenging, yet deemed attainable, goals for 2020 (as set forth in the 2020 AOP).
    After establishment of the 2020 AOP and the 2020 Targets, and during the remainder of 2020, COVID-19 had a significant adverse impact on certain of our businesses, particularly our A&D and Industrial businesses. However, the pandemic also resulted in revenue improvement in certain other businesses, including our HPS and HealthTech businesses, which experienced unexpected growth as our data center support equipment, diagnostic equipment and personal protective equipment was in high demand globally. As a result of these improvements and an improved semiconductor market, as well as our team’s operational agility and strong performance in the face of unprecedented challenges caused by the pandemic, 2020 revenue exceeded the maximum Revenue Target. In addition, due to volume leverage resulting from the revenue improvements described above, as well as benefits from our on-going productivity and portfolio reshaping initiatives, 2020 non-IFRS operating margin exceeded the OM Target. Therefore, despite the high level of volatility in all our end markets due to COVID-19, the HRCC made no adjustments to the 2020 Targets or the overall payout of CTI for 2020.

    No minimum CTI payments are guaranteed. As described above, a minimum corporate profitability requirement must be achieved in order for CTI to be payable. That requirement was met in 2020 and therefore CTI was payable. A cap applies such that, in order for the revenue component to pay above target, target non-IFRS operating margin must be achieved, which it was. The percentage achievement for each measure was then determined by interpolating between the factor that corresponds to threshold, target and maximum, as applicable. Each achievement factor was then multiplied by its weight (50%) in order to determine the weighted achievement.
    The CPF for 2020 was 182% based on the results in the following table:
Table 10: Company Performance Factor

Measure	Weight	Threshold	Target	Maximum	Achieved Results	Weighted Achievement
Non-IFRS operating margin	50%	2.25%	3.0%	3.75%	3.46%	82%
IFRS revenue	50%	$4,784M	$5,200M	$5,616M	$5,748M	100%
CPF						182%

2020 Individual Performance Factor
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

    At the beginning of each year, the HRCC and the CEO agree on performance goals for the CEO that are then approved by the Board. Goals for the other NEOs that align with the CEO’s goals are then established and agreed to between the CEO and the respective NEOs. The performance of the CEO and the other NEOs is measured against the established goals, but also contains subjective elements, such that criteria for, and the amount of, the IPF remains at the discretion of the HRCC. However, the CPF must be greater than zero for an executive to be entitled to any CTI payment.
CEO
In assessing Mr. Mionis’ individual performance, the HRCC considers the Corporation’s objectives and results achieved, personal performance objectives as determined annually, as well as other factors the Committee considers relevant to the role of CEO. Key results that were considered in determining Mr. Mionis’ IPF for 2020 are included below:

Objective	Metric	2020 Result
Meet Commitments	Financial Targets	•Non-IFRS operating margin improved 80 basis points compared to 2019 •Expanded non-IFRS adjusted EPS by approximately 80% compared to 2019 •Celestica generated $126 million in non-IFRS free cash flow
	Bookings	•Strong bookings momentum across ATS and CCS segments marked by expansion of our customer base and market share gains; record bookings achieved in HPS
	Customer Satisfaction	•More than 90% of participating customers ranked Celestica either #1 or #2 on their 2020 year-end customer scorecards •Deployed “Flawless Launch” program which drives improved performance
Proactively Manage Business Portfolio	Expand ATS Capabilities	•Expanded core ATS capabilities with increased focus on engineering-led opportunities that include engineering and design services
	Continue CCS Portfolio Shaping	•Progress on strategic initiatives and portfolio reshaping, including successful completion of planned customer disengagement •Grew HPS revenue by 80% from 2019
Drive Towards Industry Leading Operations	Quality and Cost Productivity	•Adjusted cost base to better align with anticipated demand levels and achieved cost productivity targets
	Working Capital	•Optimized working capital performance
	Operations	•Successfully utilized the Celestica Operating System to standardize key operations processes across the network
Enable the Enterprise	Talent
•Enhanced talent and succession practices and improved employee engagement
•Focus on ESG matters, including sustainability actions, COVID-19 community relief efforts including “Celestica Cares”, and diversity and inclusion initiatives

	Technology	•Invested in technology infrastructure to modernize our systems •Rapidly harnessed global technologies to mitigate the disruptions to the business caused by the pandemic

Celestica delivered solid results in 2020 under Mr. Mionis’ leadership despite facing unprecedented challenges as a result of COVID-19. Celestica made meaningful progress in a number of strategic areas. Within the ATS segment, the Corporation achieved strong revenue growth in HealthTech and Capital Equipment, and improved ATS segment margin compared to 2019. Despite these successes, demand weakness in commercial aerospace more than offset this strong growth. The HRCC believes that under Mr. Mionis’ leadership, the Corporation adapted quickly to the disruptions caused by the global pandemic and adjusted to ensure that continued progress was made. As a result, the HRCC and the Board believe that an IPF of 1.25 for 2020 for Mr. Mionis appropriately reflects Celestica’s overall performance in 2020, as well as Mr. Mionis’ skill in executing the Corporation’s key strategic initiatives during these challenging times.

Other NEOs
The performance of the NEOs (other than the CEO) is assessed at year-end relative to objective measures that align with the targets for the CEO. The CEO assesses each NEO’s contributions to the Corporation’s results, including such NEO’s contributions as a part of the senior leadership team. Based on the CEO’s assessment, the HRCC considered each NEO to have met expectations for 2020 based on each of their individual performance and contribution to corporate goals and objectives. Factors considered in the evaluation of each NEO’s IPF included the following:

Mandeep Chawla
•Delivered on commitments to shareholders by strengthening the balance sheet, generating $126 million of non-IFRS free cash flow and launching a new NCIB
•Improved stakeholder relations by enabling clear, transparent and insightful engagements
•Strong business partner to the segment Presidents and Chief Operations Officer

Jason Phillips
•Drove significant HPS revenue growth in 2020 enabling Celestica to deliver higher value-add solutions to our customers while providing diversification and differentiation to our CCS segment
•Successfully managed CCS portfolio reshaping activities, including the planned customer disengagement
•Enhanced our ecosystem partnerships to enable the evolution of our HPS roadmaps and growth

Jack J. Lawless
•Despite the adverse demand impacts on the ATS segment as a result of COVID-19 and the Boeing 737 Max program halt, ATS segment margin improved year-over-year
•Revenue growth in HealthTech and Capital Equipment businesses driven by new program ramps
•Steady, mature and proactive leadership during a year of volatile market conditions demonstrated by adjusting the cost base in our aerospace and Industrial businesses to align with anticipated demand levels

Todd C. Cooper
•Integral to Celestica’s COVID-19 response efforts to rapidly mitigate the adverse impact on the business, including effectively promoting the health and safety of our employees, meeting customer commitments, and ensuring continuity of supply, while maintaining our high standards of quality and operational execution
•Improved operational and cost productivity as a result of cost reduction initiatives
•Drove enhanced processes, standardization of best practices, increased analytics and vendor relationships throughout the supply chain resulting in robust levels of productivity
•Executed IT infrastructure and capability upgrades on more than 30 strategic projects

2020 CTI Awards
The following table sets forth information with respect to the potential and actual awards under the CTI for participating NEOs during 2020:
Table 11: 2020 CTI Awards

Name	Target Incentive %(1)	Potential Award for Below Threshold Performance	Potential Award for Threshold Performance(2)	Potential Award for Target Performance(2)	Potential Maximum Award(2)	Amount Awarded	Amount Awarded as a % of Base Salary
Robert A. Mionis	125%	$0	$296,875	$1,187,500	$2,375,000	$2,375,000	250%
Mandeep Chawla	80%	$0	$98,098	$392,394	$784,787	$784,787	160%
Jason Phillips	80%	$0	$92,000	$368,000	$736,000	$736,000	160%
Jack J. Lawless	80%	$0	$92,000	$368,000	$736,000	$636,272	138%
Todd C. Cooper	80%	$0	$92,000	$368,000	$736,000	$736,000	160%

(1)    The Target Incentive for each NEO was not changed from 2019.
(2)    Award amounts in these columns are calculated based on an IPF of 1.0.

NEO Equity Awards and Mix
Target equity-based incentives were determined for the NEOs with reference to the median awards of the Comparator Group. Consideration was also given to individual performance, the roles and responsibilities of the NEOs, retention value and market trends. The mix of equity in respect of 2020 compensation was comprised of 40% RSUs and 60% PSUs (in accordance with executive compensation program design changes implemented in 2018). See Compensation Elements for the Named Executive Officers — Equity-Based Incentives for a general description of the process for determining the amounts of these awards.
    In addition to the annual grant to the NEOs, Mr. Phillips received a one-time target grant of 44,994 PSUs on February 4, 2020 based on a share price of $8.89, which was the closing price of the SVS on the NYSE on February 3, 2020. The number of PSUs that will actually vest ranges from 0% to 200% of the target amount granted, based on pre-determined profitability and growth performance targets for the period from January 1, 2020 to March 31, 2021. Following the determination of the performance results by the Board, the PSUs will be released in two equal tranches, on April 1, 2021 and April 1, 2022. This performance-based award was made to Mr. Phillips to incentivize his performance in light of the challenging market dynamics facing the CCS business and our CCS segment portfolio reshaping initiatives, which included profitably managing the disengagement from its then-largest CCS customer, while meeting specific financial targets for the balance of the CCS business.
    The following table sets forth equity awards granted to the NEOs on February 4, 2020 as part of their 2020 compensation as well the one-time PSU award granted to Mr. Phillips:
Table 12: NEO Equity Awards

Name	RSUs (#)(1)	PSUs (#)(2)	Stock Options (#)	Value of Equity Award(3)
Robert A. Mionis	323,959	485,939	—	$7,200,000
Mandeep Chawla	83,239	124,859	—	$1,850,000
Jason Phillips	71,991	152,980	—	$2,000,000
Jack J. Lawless	78,740	118,110	—	$1,750,000
Todd C. Cooper	71,991	107,986	—	$1,600,000

(1)    Grants were based on a share price of $8.89, which was the closing price of the SVS on the NYSE on February 3, 2020 (the last business day before the date of grant).
(2)    Assumes achievement of 100% of target level performance.
(3)    Represents the aggregate grant date fair value of the RSUs and PSUs.

The RSUs vest ratably over a three-year period, commencing on the first anniversary of the date of grant. The value of the RSUs granted on February 4, 2020 was determined at the January 2020 meeting of the HRCC. The number of RSUs granted was determined using the closing price of the SVS on February 3, 2020 (the day prior to the date of grant) on the NYSE of $8.89.
    Other than the one-time award of PSUs granted to Mr. Phillips in February 2020, PSUs set forth in the table above vest at the end of a three-year period subject to pre-determined performance criteria. For such awards, each NEO was granted a target number of PSUs (Target Grant). The number of PSUs that will actually vest ranges from 0% to 200% of the Target Grant and will be primarily based on the Corporation’s non-IFRS operating margin in the final year of the three-year performance period (OM Result), subject to modification by the Corporation’s average annual non-IFRS adjusted ROIC achievement over the performance period (ROIC Factor) and relative TSR achievement (TSR Factor) over the performance period in accordance with the following:

Formula	Description
Preliminary Vesting % based on OM Result	The percentage of PSUs that will vest based on the OM Result (Preliminary Vesting %) can range between 0% and 200% of the Target Grant. The Preliminary Vesting % will be subject to initial adjustment based on the ROIC Factor and further adjustment based on the TSR Factor, as described below, provided that the maximum number of PSUs that may vest will not exceed 200% of the Target Grant.
Preliminary Vesting % subject to modification by a factor of either −25%, 0% or +25% based on ROIC Factor	The Corporation’s ROIC Factor will be measured relative to a pre-determined non-IFRS adjusted ROIC range approved by the Board. The Preliminary Vesting % will not be modified if the ROIC Factor is within that pre-determined range. The Preliminary Vesting % will be increased or decreased by 25% if the ROIC Factor is above or below that predetermined range, respectively (as so adjusted, the Secondary Vesting %). The ROIC Factor cannot increase the actual number of PSUs that vest to more than 200% of the Target Grant.
Secondary Vesting % subject to modification by a factor ranging from −25% to +25% based on TSR Factor	TSR measures the performance of a company’s shares over time. It combines share price appreciation and dividends, if any, paid over the relevant period to determine the total return to the shareholder expressed as a percentage of the share price at the beginning of the performance period. With respect to each TSR Comparator (as defined below), TSR is calculated as the change in share price over the three-year performance period (plus any dividends) divided by the share price at the beginning of the period, where the average daily closing share price for the month of December 2019 is the beginning share price and the average daily closing price for the month of December 2022 will be the ending share price. The TSR of the Corporation is calculated in the same manner in respect of the SVS (the Corporation does not currently pay dividends).
For purposes of determining modifications to the Secondary Vesting % based on the TSR Factor, the HRCC determined that for PSUs granted in 2020, the Corporation’s TSR will be measured relative to the S&P Americas BMI Technology Hardware & Equipment Index as of January 1, 2020 (BMI Index), with the addition of Flex Ltd. (the only EMS-peer company not already included in the BMI Index), that remain publicly traded on an established U.S. stock exchange for the entire performance period (TSR Comparators). The BMI Index is comprised of technology hardware and equipment subsector companies with business diversification. The HRCC determined that the attributes of the BMI Index, including its alignment with both the U.S. technology peers used for overall executive compensation benchmarking and Celestica’s business models made it appropriate for PSU vesting determinations. The Corporation’s market capitalization is positioned around the median of the TSR Comparators.
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
	Celestica’s TSR Positioning	TSR Modification Factor
	90th Percentile	25%
	75th Percentile	15%
	50th Percentile	0%
	25th Percentile	−15%
	<25th Percentile	−25%

Summary
Total PSU Vesting Percentage =
(1) Preliminary Vesting % based on OM Result;
(2) Preliminary Vesting % is subject to modification by a factor of either -25%, 0% or +25%, based on ROIC Factor (Secondary Vesting %); and
(3) Secondary Vesting % is subject to modification by a factor ranging from -25% to +25% based on TSR Factor.

Realized and Realizable Compensation
CEO Realized and Realizable Compensation
The following table is a look back at CEO compensation that compares the total target direct compensation awarded to Mr. Mionis for the years ended December 31, 2016 through December 31, 2020 to his realized and realizable compensation for each such year. The total target direct compensation value represents Mr. Mionis’ salary, target CTI award and the target value of share-based awards (i.e., 100% for PSUs). The realized and realizable value represents actual salary paid, actual CTI award paid and share-based awards at vest date value or, if the vest date is after December 31, 2020, at a value of $8.07 per share, the closing price of the SVS on the NYSE on December 31, 2020, and assuming target performance of 100% for unvested PSUs, which may not be the ultimate amount earned.
Table 13: CEO Realized and Realizable Compensation

	Fully Realized			Not Fully Realized
	2016	2017	2018	2019	2020
Total Target Direct Compensation	$6,912,500	$7,582,021	$9,337,500	$9,337,500	$9,337,500
Realized and Realizable Compensation(1)	$6,327,548(2)	$4,433,564(2)	$5,119,955(2)	$8,591,462(3)	$9,860,877(3)
Realized and Realizable Compensation as a % of Total Target Direct Compensation	92%	58%	55%	92%	106%

(1)    Compensation for 2016, 2017 and 2018 has been fully realized. Compensation for 2019 and 2020 has only been partially realized, such that a significant portion remains realizable and is “at risk” as described in footnote 3 below.

(2)    The following table includes the CPF for CTI awards actually paid and the vesting percentage of PSUs granted in each year:

Year	CPF under CTI	PSUs as % of Target
2016	105%	50%
2017	83%	40%
2018	80%	26%
2019	34%
2020	182%

(3)    Mr. Mionis’ 2019 and 2020 compensation has not been fully realized and a significant portion remains “at-risk” as follows (representing the December 31, 2020 value of: PSUs whose performance period does not end until 2022 and 2023, respectively, and RSUs granted in each such year that remain unvested):

Year	Amount Still “At Risk”
2019	$6,263,275
2020	$6,535,877

NEO Realized and Realizable Compensation and Total Shareholder Return
The following graph compares the five-year trend in the Corporation’s TSR to both total target direct compensation and the realized and realizable compensation for the NEOs for each year. The total target direct compensation value represents salary, target CTI award and the target value of share-based awards (i.e., 100% for PSUs) and option awards (if applicable) for all NEOs reported in the Corporation’s Annual Report on Form 20-F each year. The realized and realizable value represents: actual salary paid; actual CTI award paid; share-based awards at vest date value or if the vest date is after December 31, 2020, at a value of $8.07 per share, the closing price of the SVS on the NYSE on December 31, 2020 and assuming target performance of 100% for unvested PSUs; and option awards (if applicable) at their intrinsic value; which may not be the ultimate amount earned. This look back at compensation demonstrates the comparison between actual pay and total target compensation intended at the time of grant. The difference between total target direct compensation and realized and realizable compensation was driven by the performance of the SVS and achievement relative to CTI and PSU performance measures, as well as changes in the reported NEOs in applicable years.

Table 14: Total Shareholder Return vs. NEO Total Compensation

While we continued to make progress on our strategic initiatives in 2020, including portfolio reshaping, and productivity and cost reduction initiatives, we also experienced demand reductions in several of our end markets, as well as adverse impacts of COVID-19 on our business. Notwithstanding these factors, we drove significant segment margin and non-IFRS adjusted EPS growth, while also generating strong non-IFRS free cash flow. We adjusted our cost base to better adapt to fluctuating levels of demand. Our HPS business grew 80% compared to 2019 as a result of investments made over many years. We strengthened our balance sheet and launched an NCIB program to repurchase shares. We believe that our transformational efforts over the last few years, have positioned our business to capitalize on new opportunities and overcome challenges that may lay ahead. We believe that the volatility in our business and the impact of COVID-19 resulted in significant price and volume fluctuations in the market price of our SVS, and negatively impacted our TSR for 2020.
In addition to TSR, we assess our performance based on various other measures, including revenue and non-IFRS operating margin. We also measure our performance against how well we have performed relative to our strategic objectives, including our AOP. We utilize all such measures in assessing the alignment of our executive pay with the Corporation’s performance. We believe that the difficult work completed in 2020 will lead to profitable growth and will have a positive impact on our TSR over the long term.

    A significant portion of NEO compensation is provided in the form of long-term incentives and, commencing in 2018, we increased the proportion of PSUs in the annual equity grant to 60% (from 50% in 2017). The value of PSUs will not be realizable by the NEOs until the end of the relevant three-year performance period. We believe the realized value of the long-term incentives granted to NEOs, and the performance of the PSUs in particular, more closely mirror the trend in share price movement and serve to better demonstrate the alignment of the interests of management with those of our shareholders than total target direct compensation.

Table 15: NEO Realized and Realizable Compensation

	Fully Realized			Not Fully Realized
	2016	2017	2018	2019	2020
Celestica Total Shareholder Return (1 year)	7%	−12%	−16%	−6%	-2%
Total Target Direct Compensation	$16,375,500	$16,088,075	$19,049,426	$19,155,708	$19,904,386
Realized and Realizable Compensation (1)	$14,152,017(2)	$10,113,460(2)	$11,027,472(2)	$17,506,275(3)	$21,160,289(3)
Realized and Realizable Compensation as a % of Total Target Direct Compensation	86%	63%	58%	91%	106%

(1)    Compensation for 2016, 2017 and 2018 has been fully realized. Compensation for 2019 and 2020 has only been partially realized, such that a significant portion remains realizable and is “at risk” as described in footnote 3 below.

(2)    The following table includes the CPF for CTI awards actually paid and the vesting percentage of PSUs granted in each year:

Year	CPF under CTI	PSUs as % of Target
2016	105%	50%
2017	83%	40%
2018	80%	26%
2019	34%
2020	182%

(3)    The NEOs’ 2019 and 2020 compensation has not been fully realized and a significant portion remains “at-risk” as follows (representing the December 31, 2020 value of: PSUs whose performance period does not end until 2022 and 2023, respectively, and RSUs granted in each such year that remain unvested):

Year	Amount Still “At Risk”
2019	$12,009,142
2020	$13,071,738

EXECUTIVE COMPENSATION
This section contains references to operating margin and adjusted ROIC, which are non-IFRS financial measures. See Compensation Discussion and Analysis — Note Regarding Non-IFRS Measures for definitions of such non-IFRS financial measures, and where to find a discussion of the exclusions used to determine such measures, how they are used, as well as a reconciliation of historical non-IFRS operating margin and non-IFRS adjusted ROIC to the most directly comparable IFRS financial measures. These non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.
Summary Compensation Table
The following table sets forth the compensation of the NEOs for the years ended December 31, 2018 through December 31, 2020.
Table 16: Summary Compensation Table

					Non-equity Incentive Plan Compensation
Name & Principal Position	Year	Salary ($)	Share‑ based Awards ($)(1)(2)	Option‑ based Awards ($)(3)	Annual Incentive Plans ($)(4)	Pension Value ($)(5)	All Other Compensation ($)(6)	Total Compensation ($)
Robert A. Mionis	2020	$950,000	$7,200,000	—	$2,375,000	$89,735	$500,220	$11,114,955
President and Chief Executive	2019	$950,000	$7,200,000	—	$383,562	$131,850	$691,354	$9,356,766
Officer	2018	$950,000	$7,200,000	—	$902,500	$132,613	$1,051,189	$10,236,302
Mandeep Chawla(7)	2020	$490,492	$1,850,000	—	$784,787	$46,876	$4,399	$3,176,554
Chief Financial Officer	2019	$457,534	$1,600,000	—	$118,227	$61,346	$1,462	$2,238,569
	2018	$450,000	$1,450,000	—	$316,800	$48,692	$479	$2,265,971
Jason Phillips(7)	2020	$460,000	$2,000,000	—	$736,000	$29,057	$27,594	$3,252,651
President, CCS	2019	$438,137	$1,600,000	—	$113,215	$31,828	$58,826	$2,242,006
	2018	$350,000	$1,200,000	—	$168,000	$25,594	$17,132	$1,760,726
Jack J. Lawless	2020	$460,000	$1,750,000	—	$636,272	$29,509	$16,512	$2,892,293
President, ATS	2019	$460,000	$1,750,000	—	$118,864	$46,357	$19,247	$2,394,468
	2018	$460,000	$1,650,000	—	$323,840	$44,230	$41,194	$2,519,264
Todd C. Cooper	2020	$460,000	$1,600,000	—	$736,000	$29,509	$17,100	$2,842,609
Chief Operations Officer	2019	$460,000	$1,600,000	—	$118,864	$52,058	$16,800	$2,247,722
	2018	$454,959	$1,600,000	—	$491,980	$27,568	$10,477	$2,584,984

(1)    All amounts in this column represent the grant date fair value of share-based awards. Amounts in this column for 2020 represent RSU and PSU grants made on February 4, 2020 to all NEOs. Grants were based on a share price of $8.89, which was the closing price of the SVS on the NYSE on February 3, 2020 (the day prior to the date of the grant). Additionally, Mr. Phillips’ amount includes a one-time performance award of $400,000 in PSUs made on February 4, 2020 based on a share price of $8.89. Amounts in this column for 2019 represent RSU and PSU grants made on February 6, 2019 to all NEOs and a grant of 22,124 RSUs made to Mr. Phillips on August 6, 2019 in recognition of his expanded responsibilities. The February 2019 grants were based on a share price of $8.04, which was the closing price of the SVS on the NYSE on February 5, 2019 (the day prior to the date of the grant) and the August 2019 grant to Mr. Phillips was based on a share price of $6.78, which was the closing price of the SVS on the NYSE on August 5, 2019 (the day prior to the date of the grant). Amounts in this column for 2018 represent RSU and PSU grants made on January 30, 2018 to all NEOs. Grants were based on a share price of $10.51, which was the closing price of the SVS on the NYSE on January 29, 2018 (the day prior to the date of the grant). See Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Equity-Based Incentives for a description of the process followed in determining the grants for 2020, and see Compensation Discussion and Analysis — 2020 Compensation Decisions — Equity-Based Incentives for a description of the vesting terms of the RSU and PSU awards. Grants made in-year are reported for such year.
(2)    The estimated accounting fair value of the share based awards is calculated using the market price of SVS as defined under each of the plans and in the case of PSUs, various fair value pricing models may apply. The grant date fair value of the RSU portion of the share based awards in Table 16 is the same as their accounting fair value. The accounting fair values for the PSU portion of the share based awards in Table 16 reflects various assumptions as to estimated vesting for such awards in accordance with applicable accounting standards. The grant date fair value for the PSU portion of the share based awards reflects the dollar amount of the award intended for compensation purposes, based on the market value of the underlying shares on the grant dates based on an assumption of the vesting of 100% of the target number of PSUs granted. The accounting fair value for all share based awards in the table assumed a zero forfeiture rate. The number of PSUs granted in 2018 – 2020 that will actually vest will range from 0% to 200% of the target number granted and will be primarily based on the Corporation’s OM Result in the final year of the three-year performance period, subject to modification by the Corporation’s ROIC Factor and TSR Factor over the performance period, as described in detail under NEO Equity Awards and Mix above. 26% of the target amount of PSUs granted in 2018 vested in January 2021. For PSUs granted in 2019 and 2020, the Corporation’s TSR will be measured relative to that of companies in the BMI Index, with the addition of Flex Ltd, that remain publicly traded on an established U.S. stock exchange for the entire performance period. For PSUs granted in 2018, the Corporation’s TSR was measured relative to the information technology companies within the S&P 1500 Technology Index as at January 1, 2018, with the addition of Flex Ltd., that remained publicly traded on an established U.S. stock exchange for the entire performance period. The Corporation estimated the grant date fair value of the TSR Factor using a Monte Carlo simulation model. The number of awards expected to be earned was factored into the grant date Monte Carlo valuation for the award. The accounting grant date fair value is not subsequently adjusted regardless of the eventual number of awards that are earned based on TSR. The grant date fair value for the non-TSR based performance measurement and modifier was based on the market value of our SVS at the time of grant and may be adjusted in subsequent periods to reflect a change in the estimated level of achievement related to the applicable performance condition. The accounting grant date fair value is not subsequently adjusted regardless of the eventual number of awards that were earned based on the market performance condition. The cost the Corporation recorded for these PSUs was determined based on the market value of the SVS at the time of grant, and such cost was adjusted during 2020 (with respect to 2018 PSU grants) based on management’s estimate of the relative level of achievement of the relevant performance conditions.

(3)    There were no stock options granted to the NEOs in 2018, 2019 or 2020.

(4)    Amounts in this column represent CTI incentive payments made to NEOs. See Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Celestica Team Incentive Plan for a description of the CTI. Amounts in this column for Mr. Cooper for 2018 also include the one-time cash award of $200,000 paid to him in connection with his appointment as Chief Operations Officer.

(5)    Amounts in this column represent Celestica’s contributions to defined contribution pension plans (other than 401(k) plans) on behalf of the NEOs — see Pension Plans for a full description of the plans. Contributions for Messrs. Mionis, Phillips, Lawless and Cooper are reported in U.S. dollars. Contributions for Mr. Chawla are reported in U.S. dollars, having been converted from Canadian dollars at the average exchange rate for 2020 of $1.00 equals C$1.3422.

(6)    Amounts in this column for Mr. Mionis include amounts for items provided for under the CEO Employment Agreement, which for 2020 consisted of tax equalization payments of $400,602, housing expenses of $72,196 while in Canada, group life insurance premiums of $7,482 and a 401(k) contribution of $17,100. For 2019, the amount in this column for Mr. Mionis consisted of tax equalization payments of $578,947, housing expenses of $72,569 while in Canada, group life insurance premiums of $8,105 and a 401(k) contribution of $16,800. For 2018, the amount in this column for Mr. Mionis includes tax equalization payments of $948,353, housing expenses of $76,261 while in Canada, group life insurance premiums of $7,482 and a 401(k) contribution of $16,500. Amounts in this column for Mr. Chawla for 2020 include a tax equalization payment of $2,582. Amounts in this column for Mr. Phillips for 2020 consisted of a tax equalization payment of $10,121 and a 401(k) contribution of $16,973. For 2019, the amount in this column for Mr. Phillips include a tax equalization payment of $41,719 and a 401(k) contribution of $16,607. For 2018, the amount in this column for Mr. Phillips includes a 401(k) contribution of $16,221. Amounts in this column for Mr. Lawless for 2020 consisted of a 401(k) contribution of $16,512. For 2019, the amount in this column for Mr. Lawless include tax equalization payments of $3,451 and a 401(k) contribution of $15,796. For 2018, amounts in this column for Mr. Lawless include tax equalization payments of $25,013 and a 401(k) contribution of $15,681. Amounts in this column for Mr. Cooper for 2020 consisted of a 401(k) contribution of $17,100. For 2019, the amount in this column for Mr. Cooper include a 401(k) contribution of $16,800. For 2018, the amount in this column for Mr. Cooper includes a 401(k) contribution of $8,250. In accordance with the Corporation’s Short-Term Business Travel Program, tax equalization payments for Messrs. Mionis, Phillips, and Lawless were made in order to cover taxes on their compensation in excess of the taxes they would have incurred in the U.S. Due largely to variables such as timing and tax rate differences between Canada and the U.S., tax equalization amounts may vary from one year to the next and the net benefit may be positive or negative in the year. While the Corporation is incorporated and headquartered in Canada, our business is global, and we compete for executive talent worldwide. As a result, we believe it is appropriate to make tax equalization payments under certain circumstances in order to attract and retain non-Canadian executive officers with specific capabilities.

(7)    In April 2020, Mr. Chawla’s base salary was increased from $460,000 to $500,000 to better align it with the median base salary of CFOs within the Comparator Group, and to reflect the expanded scope of his responsibilities to include additional functional areas. In 2019, the HRCC approved an increase in Mr. Chawla’s base salary from $450,000 to $460,000. Mr. Phillips was appointed President, CCS effective January 1, 2019 and his base salary increased from $350,000 to $425,000. In August 2019, Mr. Phillips’ base salary was increased from $425,000 to $460,000 to reflect his significantly expanded responsibilities.

Option‑Based and Share‑Based Awards
The following table provides details of each stock option grant outstanding (vested and unvested) and the aggregate number of unvested share-based awards for each of the NEOs as of December 31, 2020.
Table 17: Outstanding Option‑Based and Share‑Based Awards(1)

	Option‑Based Awards				Share‑Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)	Number of Shares or Units that have not Vested (#)(2)	Payout Value of Share-Based Awards that have not Vested at Minimum ($)(3)	Payout Value of Share-Based Awards that have not Vested at Target ($)(3)	Payout Value of Share-Based Awards that have not Vested at Maximum ($)(3)	Payout Value of Vested Share‑Based Awards Not Paid Out or Distributed ($)
Robert A. Mionis
Aug. 1, 2015	298,954	C$17.52	Aug. 1, 2025	—	—	—	—	—	—
Jan. 30, 2018	—	—	—	—	411,037	—	$3,317,069	$6,634,137	—
Feb. 6, 2019	—	—	—	—	776,118	$1,927,156	$6,263,272	$10,599,388	—
Feb. 4, 2020	—	—	—	—	809,898	$2,614,349	$6,535,877	$10,457,405	—
Total	298,954	—	—	—	1,997,053	$4,541,505	$16,116,218	$27,690,930	—
Mandeep Chawla
Jan. 30, 2018	—	—	—	—	82,778	—	$633,386	$1,266,771	—
Feb. 6, 2019	—	—	—	—	172,469	$406,048	$1,319.667	$2,233,285	—
Feb. 4, 2020	—	—	—	—	208,098	$636,913	$1,592,286	$2,547,659	—
Total	—	—	—	—	463,345	$1,042,961	$3,545,339	$6,047,715
Jason Phillips
Jan. 30, 2018	—	—	—	—	39,961	—	$322,485	$644,971	—
May. 7, 2018	—	—	—	—	42,052	$339,360	$339,360	$339,360	—
Feb. 6, 2019	—	—	—	—	156,301	$388,111	$1,261,349	$2,134,588	—
Aug. 6, 2019	—	—	—	—	22,124	$178,541	$178,541	$178,541	—
Feb. 4, 2020	—	—	—	—	224,971	$580,967	$1,815,516	$3,050,065	—
Total	—	—	—	—	485,409	$1,486,979	$3,917,251	$6,347,525	—
Jack J. Lawless
Jan. 30, 2018	—	—	—	—	94,196	—	$760,162	$1,520,323	—
Feb. 6, 2019	—	—	—	—	188,640	$468,407	$1,522,325	$2,576,243	—
Feb. 4, 2020	—	—	—	—	196,850	$635,432	$1,588,580	$2,541,727	—
Total	—	—	—	—	479,686	$1,103,839	$3,871,067	$6,638,293	—
Todd C. Cooper
Jan. 30, 2018	—	—	—	—	91,341	—	$737,122	$1,474,244	—
Feb. 6, 2019	—	—	—	—	172,469	$428,251	$1,391,825	$2,355,399	—
Feb. 4, 2020	—	—	—	—	179,977	$580,967	$1,452,414	$2,323,861	—
Total	—	—	—	—	443,787	$1,009,218	$3,581,361	$6,153,504	—

(1)    See Compensation Discussion and Analysis — 2020 Compensation Decisions — Equity-Based Incentives for a discussion of the equity-based grants.

(2)    Includes unvested RSUs, as well as PSUs assuming achievement of 100% of target level performance.

(3)    Payout values at minimum vesting include the value of RSUs only, as the minimum value of PSUs would be $0.00 if the minimum performance condition is not met. Payout value at target vesting is determined assuming vesting of 100% of the target number of PSUs granted and payout values at maximum vesting is determined assuming vesting of 200% of the target number of PSUs granted. Payout values for Mr. Chawla were determined using a share price of C$10.27, which was the closing price of the SVS on the TSX on December 31, 2020, converted to U.S. dollars at the average exchange rate for 2020 of $1.00 equals C$1.3422. Payout values for Messrs. Mionis, Phillips, Lawless and Cooper were determined using a share price of $8.07, which was the closing price of the SVS on the NYSE on December 31, 2020.

The following table provides details for each NEO of the value of option-based and share-based awards that vested during 2020 and the value of annual incentive awards earned in respect of 2020 performance.
Table 18: Incentive Plan Awards – Value Vested or Earned in 2020

Name	Option‑based Awards – Value Vested During the Year ($)	Share‑based Awards – Value Vested During the Year ($)(1)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)(2)
Robert A. Mionis	—	$3,234,362	$2,375,000
Mandeep Chawla	—	$563,955	$784,787
Jason Phillips	—	$426,689	$736,000
Jack J. Lawless	—	$786,907	$636,272
Todd C. Cooper	—	$2,029,381	$736,000
(1)    Amounts in this column reflect: (i) share-based awards released in 2020 for Messrs. Mionis, Lawless, Phillips and Cooper based on the price of the SVS on the NYSE as follows:

Type of Award	Vesting Date	Price
PSU	January 31, 2020	$9.09
RSU	January 30, 2020	$8.96
RSU	February 5, 2020	$9.04
RSU	February 6, 2020	$8.33
RSU	December 1, 2020	$7.55
and (ii) share‑based awards released in 2020 for Mr. Chawla based on the price of the SVS on the TSX as follows:

Type of Award	Vesting Date	Price
PSU	January 31, 2020	$12.01
RSU	January 30, 2020	$11.94
RSU	February 6, 2020	$11.12
RSU	December 1, 2020	$9.82
Certain values in this column were converted to U.S. dollars from Canadian dollars at the average exchange rate for 2020 of $1.00 equals C$1.3422. With respect to previously-issued PSUs that vested in 2020, the Corporation’s relative TSR (determinative for 60% of such PSUs) ranked below the 25th percentile of the TSR Comparators, resulting in zero achievement for such PSUs and the Corporation’s relative three year average non-IFRS adjusted ROIC (determinative for 40% of such PSUs) ranked 3rd among the ROIC competitors resulting in 100% achievement for an overall vesting level of 40%, i.e. ((60% * 0%) + (40% * 100%)).
(2)    Consists of payments under the CTI made on February 19, 2021 in respect of 2020 performance. See Compensation Discussion and Analysis — 2020 Compensation Decisions — Annual Incentive Award — Target Award. These are the same amounts as disclosed in Table 16 under the column “Non-equity Incentive Plan Compensation — Annual Incentive Plans”.
No gains were realized by NEOs from exercising stock options in 2020.

Securities Authorized for Issuance Under Equity Compensation Plans
Table 19: Equity Compensation Plans as at December 31, 2020(1)

Plan Category		Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted‑Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Securities Remaining Available for Future Issuance Under Equity Compensation Plans(2) (#)
Equity Compensation Plans Approved by Securityholders	LTIP (Options)	345,577	C$16.27	N/A(3)
	LTIP (RSUs)	32,842	N/A	N/A(3)
	LTIP (PSUs)(4)	—	N/A	N/A(3)
	Total(5)	378,419	C$16.27	9,667,666

(1)    This table sets forth information, as of December 31, 2020, with respect to SVS authorized for issuance under the LTIP, and does not include SVS purchased (or to be purchased) in the open market to settle equity awards under the LTIP or the Corporation’s other equity compensation plans. The LTIP, which was approved by the Corporation’s shareholders, is the only equity compensation plan pursuant to which the Corporation may issue new SVS to settle equity awards.
(2)    Excluding securities that may be issued upon exercise of outstanding stock options, warrants and rights.
(3)    The LTIP provides for a maximum number of securities that may be issued from treasury, but does not provide separate maximums for each type of award thereunder.
(4)    Assumes the maximum payout for all outstanding PSUs (200% of target).
(5)    The total number of securities issuable upon the exercise/settlement of outstanding grants under all equity compensation plans approved by shareholders represents 0.293% of the total number of outstanding shares at December 31, 2020 (LTIP (Options) — 0.268%; LTIP (RSUs) — 0.025%; and LTIP (PSUs) — 0%).
Equity Compensation Plans
Long-Term Incentive Plan
    The LTIP (which was approved by the Corporation’s shareholders) is the only securities-based compensation plan providing for the issuance of securities from treasury under which grants have been made and continue to be made by the Corporation since the company was listed on the TSX and the NYSE. Under the LTIP, the Board of Directors may in its discretion from time to time grant stock options, share units (in the form of RSUs and PSUs) and stock appreciation rights (SARs) to employees and consultants of the Corporation and affiliated entities.
    Up to 29,000,000 SVS may be issued from treasury pursuant to the LTIP. The number of SVS that may be issued from treasury under the LTIP to directors is limited to 2,000,000; however, the Corporation decided in 2004 that stock option grants under the LTIP would no longer be made to directors. Under the LTIP, as of February 22, 2021, 19,182,636 SVS have been issued from treasury, 345,577 SVS are issuable under outstanding stock options, 32,842 SVS are issuable under outstanding RSUs, and no SVS are issuable under outstanding PSUs. Accordingly, as of February 22, 2021, 9,817,364 SVS are reserved for issuance from treasury pursuant to current and potential future grants of securities-based compensation under the LTIP. In addition, the Corporation may satisfy obligations under the LTIP by acquiring SVS in the open market.
    As of February 22, 2021, the Corporation had a “gross overhang” of 7.1% under the LTIP. “Gross overhang” refers to the total number of shares reserved for issuance from treasury under equity plans at any given time relative to the total number of shares outstanding, including shares reserved for outstanding equity-based awards under the LTIP. The Corporation’s “net overhang” (i.e. the total number of shares that have been reserved for issuance from treasury to satisfy outstanding equity grants to employees and outstanding RSU grants to directors relative to the total number of shares outstanding) was 0.3%.
    As of December 31, 2020, the Corporation had an “overhang” for stock options of 7.8%, representing the number of shares reserved for issuance from treasury for outstanding stock options as at such date, together with shares reserved for potential future grants of stock options, relative to the total number of shares outstanding as at such date.

    The Corporation had a “burn rate” for the LTIP for each of the years 2020, 2019 and 2018, of 0.0%, 0.0% and 0.0%, respectively. “Burn rate” is calculated by dividing the number of awards granted during the applicable year (including the target amount of PSUs granted), by the weighted average number of securities outstanding for the applicable year.
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
(a)increasing the maximum number of SVS that may be issued under the LTIP;
(b)reducing the exercise price of an outstanding stock option (including cancelling and, in conjunction therewith, regranting a stock option at a reduced exercise price);

(c)extending the term of any outstanding stock option or SAR;
(d)expanding the rights of participants to assign or transfer a stock option, SAR or share unit beyond that     currently contemplated by the LTIP;
(e)amending the LTIP to provide for other types of security-based compensation through equity issuance;
(f)permitting a stock option to have a term of more than ten years from the grant date;
(g)increasing or deleting the percentage limit on SVS issuable or issued to insiders under the LTIP;
(h)increasing or deleting the percentage limit on SVS reserved for issuance to any one person under the LTIP     (being 5% of the Corporation’s total issued and outstanding SVS and MVS);
(i)adding to the categories of participants who may be eligible to participate in the LTIP; and
(j)amending the amendment provision,
subject to the application of the anti-dilution or re-organization provisions of the LTIP.
    The Board may approve amendments to the LTIP or the entitlements granted under it without shareholder approval, other than those specified above as requiring approval of the shareholders, including, without limitation:
(a)clerical changes (such as a change to correct an inconsistency or omission or a change to update an     administrative provision);
(b)a change to the termination provisions for the LTIP or for a stock option as long as the change does not permit the Corporation to grant a stock option with a termination date of more than ten years from the date of grant or extend an outstanding stock option’s termination date beyond such date; and
(c)a change deemed necessary or desirable to comply with applicable law or regulatory requirements.
Celestica Share Unit Plan
The CSUP provides for the issuance of RSUs and PSUs in the same manner as provided in the LTIP, except that the Corporation may not issue shares from treasury to satisfy its obligations under the CSUP and there is no limit on the number of share units that may be issued as RSUs and PSUs under the terms of the CSUP. Issuances under the CSUP may be settled in cash or SVS at the discretion of the Corporation. The share units may be subject to vesting requirements, including any time‑based conditions established by the Board of Directors at its discretion. The vesting of PSUs also requires the achievement of specified performance‑based conditions as determined by the HRCC. There is no “burn rate” for the CSUP because issuances under the CSUP are not from treasury and are therefore non‑dilutive.
Pension Plans
The following table provides details of the amount of Celestica’s contributions to its defined contribution pension plans on behalf of the NEOs, and the accumulated value thereunder as of December 31, 2020 for each NEO.
Table 20: Defined Contribution Pension Plan

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at End of Year(1) ($)
Robert A. Mionis(2)	$770,298	$89,735	$1,045,656
Mandeep Chawla(2)	$302,733	$46,876	$383,730
Jason Phillips	$302,381	$29,057	$409,841
Jack J. Lawless	$239,211	$29,509	$344,590
Todd C. Cooper	$87,360	$29,509	$122,376

(1)    The difference between (i) the sum of the Accumulated Value at Start of Year column plus the Compensatory column and (ii) the Accumulated Value at End of Year column is attributable to non-compensatory changes in the Corporation’s accrued obligations during the year ended December 31, 2020.
(2)    The difference between the Accumulated Value at Start of Year reported here and the Accumulated Value at End of Year reported in our 2019 Annual Report on Form 20-F for Messrs. Mionis and Chawla is attributable to different exchange rates used in our 2019 Annual Report on Form 20-F and in this Annual Report. The exchange rate used in our 2019 Annual Report on Form 20-F was $1.00 = C$1.3269.
Canadian Pension Plans
Mr. Chawla participates in the Corporation’s registered pension plan for Canadian employees (Canadian Pension Plan) which is a defined contribution plan. The Canadian Pension Plan allows employees to choose how the Corporation’s contributions are invested on their behalf within a range of investment options provided by third-party fund managers. Retirement benefits depend upon the performance of the investment options chosen. Mr. Chawla also participates in an unregistered supplementary pension plan (Canadian Supplementary Plan). This is also a defined contribution plan through which the Corporation provides an annual contribution of an amount equal to the difference between (i) the maximum annual contribution limit as determined in accordance with the formula set out in the Canadian Pension Plan and with Canada Revenue Agency rules and (ii) 8% of the total base salary and paid annual incentives. Notional accounts are maintained for each participant in the Canadian Supplementary Plan. Participants are entitled to select from among the investment options available in the Canadian Pension Plan for the purpose of determining the return on their Canadian Supplementary Plan notional accounts.
U.S. Pension Plans
Messrs. Mionis, Phillips, Lawless and Cooper participate in the Corporation’s U.S. pension plans comprised of two defined contribution retirement programs, one of which qualifies as a deferred salary arrangement under section 401(k) of the U.S. Internal Revenue Code (401(k) Plan). Under the 401(k) Plan, participating employees may defer 100% of their pre-tax earnings subject to any statutory limitations. The Corporation may make contributions for the benefit of eligible employees. The 401(k) Plan allows employees to choose how their account balances are invested on their behalf within a range of investment options provided by third-party fund managers. The Corporation contributes: (i) 3% of eligible compensation for the participant, and (ii) up to an additional 3% of eligible compensation by matching 50% of the first 6% contributed by the participant. The maximum contribution of the Corporation to the 401(k) Plan, based on the Internal Revenue Code rules and the 401(k) Plan formula for 2020 was $19,500 (plus an additional $6,500 for an individual over the age of 50). Messrs. Mionis, Lawless and Cooper also participate in a supplementary retirement plan that is also a defined contribution plan (U.S. Supplementary Plan). Under the U.S. Supplementary Plan, the Corporation contributes to the participant an annual amount equal to the difference between 8% of the participant’s salary and paid incentive and the amount that Celestica would contribute to the 401(k) Plan assuming the participant contributes the amount required to receive the matching 50% contribution by Celestica. A notional account is maintained for Messrs. Mionis, Lawless and Cooper, and they are entitled to select from among the investment options available in the 401(k) Plan for the purpose of determining the return on their notional accounts.
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
    Outside a change in control period, upon termination without cause or resignation for good reason as defined in his agreement, the amount of the severance payment for Mr. Mionis is equal to: (a) base salary up to and including the termination date; (b) a lump sum amount equal to any payments accrued under the CTI in respect of the fiscal year preceding the fiscal year during which his termination occurs; (c) a lump sum amount equal to two times his eligible earnings (as calculated in the paragraph above); (d) vacation pay earned but unpaid up to and including the date of termination; (e) a one-time lump sum payment of $100,000 in lieu of all future benefits and perquisites; and (f) a lump sum cash settlement of contributions to, or continuation of his pension and retirement plans for a two-year period. In addition, (a) vested stock options may be exercised for a period of 30 days and unvested stock options are forfeited on the termination date, (b) RSUs shall vest immediately on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and termination of employment, to (ii) the number of years between the date of grant and the vesting date, and (c) PSUs vest based on actual performance on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and the termination of employment, to (ii) the number of years between the date of grant and the vesting date.
    The foregoing entitlements are conferred on Mr. Mionis in part upon his fulfillment of certain confidentiality, non-solicitation and non-competition obligations for a period of two years following termination of employment. In the event of a breach of such obligations, the Corporation is entitled to seek appropriate legal, equitable and other remedies, including injunctive relief.
    The following table summarizes the incremental payments and benefits to which Mr. Mionis would have been entitled upon a change in control occurring on December 31, 2020, or if his employment had been terminated on December 31, 2020 as a result of a change in control, retirement or termination without cause (or with good reason).
Table 21: Mr. Mionis’ Benefits

	Cash Portion	Value of Option-Based and Share-Based Awards(1)	Other Benefits(2)	Total
Termination without Cause/with Good Reason or Change in Control with Termination	$2,667,124	—	$313,670	$2,980,794
Change in Control with no Termination or Retirement	—	—	—	—
(1)    No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.
(2)    Other benefits consist of group health benefits and pension plan contributions.

Messrs. Chawla, Phillips, Lawless and Cooper

Messrs. Chawla, Phillips, Lawless and Cooper are subject to the Executive Policy Guidelines which provide the following:

Termination without cause
•eligible to receive a severance payment up to two times annual base salary and the lower of target or actual annual incentive for the previous year (Eligible Earnings), subject to adjustment for factors including length of service, together with a portion of their annual incentive for the year, prorated to the date of termination
•(a) vested stock options may be exercised for a period of 30 days and unvested stock options are forfeited on the termination date, (b) RSUs shall vest immediately on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and termination of employment, to (ii) the number of years between the date of grant and the vesting date, and (c) PSUs vest based on actual performance on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and the termination of employment, to (ii) the number of years between the date of grant and the vesting date

Termination without cause within two years following a change in control of the Corporation (“double trigger” provision)
•eligible to receive a severance payment up to two times Eligible Earnings, subject to adjustment for factors including length of service, together with a portion of their annual incentive for the year, prorated to the date of termination
•(a) all unvested stock options vest on the date of change in control, (b) all unvested RSUs vest on the date of change in control, and (c) all unvested PSUs vest on the date of change in control at target level of performance unless the terms of a PSU grant provide otherwise, or on such other more favourable terms as the Board may in its discretion provide

Termination with cause	•no severance benefit is payable •all unvested equity is forfeited on the termination date
Retirement
•(a) stock options continue to vest and are exercisable until the earlier of three years following retirement and the original expiry date, (b) RSUs will continue to vest on their vesting dates, and (c) PSUs vest based on actual performance on a pro rata basis based on the percentage represented by the number of days between the date of grant and the date of retirement as compared to the total number of days from the date of grant to the scheduled release date for the issuance of shares in respect of vested PSUs

Resignation
•no severance benefit is payable
•(a) vested stock options may be exercised for a period of 30 days and unvested stock options are forfeited on the resignation date and (b) all unvested RSUs and PSUs are forfeited on the resignation date

Additionally, the Executive Policy Guidelines provide that executives whose employment has been terminated will have their pension and benefits coverage treated according to the terms of the plans in which they participate.
    The entitlements described in the above table are only conferred on eligible executives who fulfill certain confidentiality, non-solicitation and non-competition obligations for a period of two years following termination of their employment.
    The following tables summarize the incremental payments to which Messrs. Chawla, Phillips, Lawless and Cooper would have been entitled upon a change in control occurring on December 31, 2020, or if their employment had been terminated on December 31, 2020 as a result of a change in control, retirement or termination without cause.
Table 22: Mr. Chawla’s Benefits

	Cash Portion(1)	Value of Option-Based and Share-Based Awards(2)	Other Benefits	Total
Termination without Cause or Change in Control with Termination	$1,236,454	—	—	$1,236,454
Change in Control with no Termination or Retirement	—	—	—	—

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

Table 23: Mr. Phillips’ Benefits

	Cash Portion(1)	Value of Option-Based and Share-Based Awards(2)	Other Benefits	Total
Termination without Cause or Change in Control with Termination	$1,146,430	—	—	$1,146,430
Change in Control with no Termination or Retirement	—	—	—	—

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
Table 24: Mr. Lawless’ Benefits

	Cash Portion(1)	Value of Option-Based and Share-Based Awards(2)	Other Benefits	Total
Termination without Cause or Change in Control with Termination	$1,157,728	—	—	$1,157,728
Change in Control with no Termination or Retirement	—	—	—	—

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
Table 25: Mr. Cooper’s Benefits

	Cash Portion(1)	Value of Option-Based and Share-Based Awards(2)	Other Benefits	Total
Termination without Cause or Change in Control with Termination	$1,157,728	—	—	$1,157,728
Change in Control with no Termination or Retirement	—	—	—	—

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
Performance Graph
The following chart compares the cumulative TSR of C$100 invested in SVS with the cumulative TSR of the S&P/TSX Composite Total Return Index for the period from December 31, 2015 to December 31, 2020.

Table 26: Performance Graph

An investment in the Corporation on December 31, 2015 would have resulted in a 33% decrease in value over the five-year period ended December 31, 2020 compared with a 56% increase that would have resulted from an investment in the S&P/TSX Composite Total Return Index over the same period. Over the same period, annual total direct compensation for NEOs (actual salary paid, actual CTI awards paid and target long-term incentive awards granted in the respective years) increased by 4%. In the medium to long-term, compensation of the NEOs is directly impacted by the market value of the SVS, as a significant portion of such NEO compensation is comprised of RSUs and PSUs with realized compensation tied to the market value of the SVS (and in the case of PSUs, tied to other financial performance metrics of the Corporation over a three year performance period). We believe the realized value of the long-term incentives granted to NEOs, and the performance of the PSUs in particular, serve to better demonstrate the alignment of pay for performance. In addition to share performance, the achievement of the Corporation’s strategic objectives and other financial measures (such as revenue and non-IFRS operating margin) are used to assess the alignment our executive pay with the Corporation’s performance. See Realized and Realizable Compensation above.
C.    Board Practices
Members of the Board are elected until the close of the next annual meeting of shareholders or until their successors are elected or appointed (unless such position is earlier vacated in accordance with the Corporation's by-laws). Each member of our senior management is appointed to serve at the discretion of our Board (subject to the terms and conditions of their respective employment agreements, if any). See Item 6(A), "Directors and Senior Management" for details for the period during which each director and executive officer has served in such capacity. Our independent directors (as defined under Canadian rules and NYSE listing standards) meet separately in camera (and without our CEO, CFO or other members of management present) as part of every Board meeting to consider such matters as they deem appropriate. The presiding director at these in camera sessions is the Chair of the Board, or in the absence of the Chair of the Board, another independent director selected by those in attendance. The independent directors can set their own agenda, maintain minutes, and report back to the Board as a whole. Among the items that the independent directors meet privately in camera to review is the performance of the CEO. Each of our standing Board committees, which consist solely of independent directors (as defined under applicable Canadian and SEC rules, and NYSE listing standards), also meet separately (without our CEO, CFO or other members of management present) as part of each committee meeting.
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
Communications with the Board
Shareholders and other interested parties may confidentially communicate directly with the Chair of the Board, or all non-management (directors who are not executive officers of the Company) or independent directors individually or as a group, by writing to any of the foregoing c/o Investor Relations, Celestica Inc., 5140 Yonge Street, Suite 1900, Toronto, Ontario, Canada M2N 6L7; phone 416-448-2211. Any such letters will be delivered unopened to the Chair of the Board or to the appropriate addressee(s).
Shareholders and other interested parties who have concerns or complaints relating to accounting, internal accounting controls or other matters may also contact the Audit Committee by writing to the address set out above or by reporting the matter through our Ethics Hotline toll free at 1-888-312-2689. Callers outside the U.S. or Canada can place a collect call to 1-503-726-2457. Alternatively, concerns or complaints can be reported using a secure on-line web-based tool at www.ethics.celestica.com.
All communications will be handled in a confidential manner, to the degree that applicable laws allow. Communications may be made on an anonymous basis; however, in these cases the reporting individual must provide sufficient details for the matter to be reviewed and resolved. The Corporation will not tolerate any retaliation against an employee who makes a good faith report.

Board Committees
The Board has three standing committees, each with a specific mandate (charter): the Audit Committee, the Human Resources and Compensation Committee (HRCC), and the Nominating and Corporate Governance Committee (NCGC). All of these committees are composed solely of independent directors (as that term is defined by applicable Canadian and SEC rules and in the NYSE listing standards, as applicable).
Audit Committee
The Audit Committee in 2020 consisted of Ms. Koellner (Chair), Mr. Cascella, Mr. Chopra, Mr. DiMaggio, Mr. Etherington (who retired from this committee and the Board effective January 29, 2020), Ms. Perry, Mr. Ryan and Mr. Wilson, all of whom the Board determined to be independent directors for audit committee purposes (as that term is defined by applicable Canadian and SEC rules and in the NYSE listing standards) and financially literate. All of the audit committee members have held executive positions with large corporations or financial services companies. The Audit Committee has a well-defined mandate which, among other things, sets out its relationship with, and expectations of, the external auditors, including the determination of the independence of the external auditors and approval of any non-audit services of the external auditor; the engagement, evaluation, remuneration and termination of the external auditor; its relationship with, and expectations of, the internal auditor function and its oversight of internal control; and the disclosure of financial and related information. In addition to fulfilling the responsibilities as set forth in its mandate, the Audit Committee has established procedures for a formal annual review of the qualifications, expertise, resources and the overall performance of the Corporation's external auditor, including conducting a survey of each member of the Audit Committee and of certain key management personnel. The Audit Committee has direct communication channels with the internal and external auditors to discuss and review specific issues and has the authority to retain and fund such independent legal, accounting, or other advisors as it may consider appropriate. The Audit Committee reviews and approves the mandate and plan of the internal audit department on an annual basis. The Audit Committee's duties include responsibility for reviewing financial statements with management and the auditors, monitoring the adequacy of Celestica's internal control procedures, and reviewing the adequacy of Celestica's processes for identifying and managing risk.
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
The Audit Committee has received the written disclosures and the letter from the independent accountant as required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with the independent accountant the independent accountant's independence; and
Based on such review and discussions, the Audit Committee recommended to the Board that the audited financial statements be included in this Annual Report for the year ended December 31, 2020 for filing with the SEC.
The Audit Committee:
Mr. Cascella
Mr. Chopra
Mr. DiMaggio
Ms. Koellner
Ms. Perry
Mr. Ryan
Mr. Wilson

Human Resources and Compensation Committee
The HRCC in 2020 consisted of Mr. Ryan (Chair), Mr. Cascella, Mr. Chopra, Mr. DiMaggio, Mr. Etherington (who retired from this committee and the Board effective January 29, 2020), Ms. Koellner, Ms. Perry and Mr. Wilson, all of whom the Board determined to be independent directors for compensation committee purposes pursuant to the applicable Canadian and SEC rules and the NYSE listing standards. Mr. Cascella has been appointed as Chair of the HRCC (if elected as a director), effective at the close of the Corporation's Annual Meeting of Shareholders, scheduled for April 29, 2021, and Mr. Ryan (if elected as a director) will remain a member of the HRCC thereafter. It is the responsibility of the HRCC to define and communicate compensation policies and principles that reflect and support our strategic direction, business goals and desired culture. Pursuant to its mandate, the HRCC: reviews and approves Celestica's overall reward/compensation policy, including an executive compensation policy that is consistent with competitive practice and supports organizational objectives and shareholder interests; reviews the corporate goals and objectives relevant to the compensation of the CEO, as approved by the Board, evaluates the CEO's performance in light of these goals and objectives, and sets the compensation of the CEO based on this evaluation; reviews and approves the appointment and terms of employment (or any material changes to terms of employment) and, upon recommendation of the CEO, any changes to the base salary for all senior executive positions that report to the CEO and certain other senior executive positions, as well as any separation agreement or compensation arrangement for any such executive whose employment has been terminated; reviews, modifies, and approves the elements of the Corporation's incentive-based plans and equity-based plans, including plan design, performance targets, administration and total funds/shares reserved for payment; makes recommendations to the Board regarding director compensation in accordance with principles and guidelines established by the NCGC; maintains and reviews succession plans for the CEO, all positions that report to the CEO, and certain other executive positions; reviews and approves, in conjunction with management, public disclosure relating to executive compensation in accordance with applicable rules and regulations and prepares any report required by any applicable securities regulatory authority or stock exchange requirement to be included in applicable public disclosure documents; reviews the Corporation's talent management strategy and practices; reviews and approves insider trading and share ownership policies; regularly reviews the risks associated with the Corporation's compensation policies and practices; and performs any other activities consistent with the HRCC's mandate. See Item 6(B), "Compensation" for details regarding our processes and procedures for the consideration and determination of executive and director compensation and the role of our Compensation Consultant in making recommendations to the HRCC regarding executive officer and director compensation.
A copy of the HRCC Mandate is available on our website at www.celestica.com.
Human Resources and Compensation Committee Report:
The HRCC has reviewed and discussed the Compensation Discussion and Analysis with management and based on such review and discussions, the HRCC recommended to the Board that the Compensation Discussion and Analysis be included in this Annual Report for the year ended December 31, 2020.
The Human Resources and Compensation Committee:
Mr. Cascella
Mr. Chopra
Mr. DiMaggio
Ms. Koellner
Ms. Perry
Mr. Ryan
Mr. Wilson
Nominating and Corporate Governance Committee
The NCGC in 2020 consisted of Mr. Etherington (Chair, until his retirement from this committee and the Board effective January 29, 2020), Mr. Wilson (Chair, effective January 29, 2020), Mr. Cascella, Mr. Chopra, Mr. DiMaggio, Ms. Koellner, Ms. Perry, and Mr. Ryan, all of whom were determined by the Board to be independent directors pursuant to applicable Canadian rules and NYSE listing standards. The NCGC is responsible for developing and recommending governance guidelines for the Corporation (and recommending changes to those guidelines), identifying individuals qualified to become members of the Board, and recommending director nominees to be put before the shareholders at each annual meeting. The duties and responsibilities of the NCGC include: reviewing the Corporation's Corporate Governance Guidelines; creating a formal, rigorous and transparent procedure for the appointment of new directors to the Board; identifying and recommending new director nominees; annually assessing the effectiveness of the Board's Diversity Policy and its effectiveness in promoting a diverse Board, and monitoring compliance with disclosure and any other requirements under applicable corporate and securities laws and regulations, as well as any applicable stock exchange requirements, regarding diversity; developing a director orientation program; developing a director continuing education program; developing position descriptions for the Chair, the CEO and the chair of each committee; developing and overseeing annual director evaluations, including assessing the performance of the Board, the committees, and individual directors and through peer review; reviewing director compensation guidelines; overseeing the Corporation’s general strategy, policies and initiatives relating to ESG matters, including, among other things, sustainability, and reviewing the risks related to ESG matters; and annual director independence reviews.
A copy of the NCGC Mandate is available on our website at www.celestica.com.
D.    Employees
As of December 31, 2020, we employed 20,550 permanent and temporary (contract) employees worldwide (December 31, 2019 — approximately 24,600; December 31, 2018 — approximately 28,700). Some of our employees in China, Japan, Mexico, Romania, Singapore and Spain are represented by unions or are covered by collective bargaining agreements. We believe we have a productive and collaborative working relationship between management and the relevant unions. We believe that our employee relationships are generally positive and stable.
The following table sets forth information concerning our employees (permanent and temporary) by geographic location for the past three financial years:

	Number of Employees
Date	Americas	Europe	Asia	Total
December 31, 2018	6,900	3,900	17,900	28,700
December 31, 2019	5,500	3,100	16,000	24,600
December 31, 2020	4,998	2,361	13,191	20,550

Given the variable nature of our project flow and the quick response time required by our customers, it is critical that we be able to quickly adjust our production up or down to maximize efficiency. To achieve this, our approach has been to employ a skilled temporary labor force, as required. As at December 31, 2020, 2,324 temporary (contract) employees (December 31, 2019 — approximately 3,100; December 31, 2018 — approximately 5,100) were engaged by us worldwide. We employed, on average for the year, 2,665 temporary (contract) employees in 2020. The total number of employees (permanent and temporary) decreased by approximately 4,100 from December 31, 2018 to December 31, 2019 and by an additional approximately 4,050 from December 31, 2019 to December 31, 2020.

E.    Share Ownership
The following table sets forth certain information concerning the direct and beneficial ownership of shares of Celestica at February 22, 2021 by each director, each NEO (who collectively constitute all executive officers), and all directors and executive officers of Celestica as a group as of such date. The address of each shareholder named below is Celestica's principal executive office.

Name of Beneficial Owner(1)(2)	Number of Shares(3)	Percentage of Class	Percentage of All Equity Shares(4)	Percentage of Voting Power

Robert A. Cascella	0 SVS	—	—	—
Deepak Chopra	0 SVS	—	—	—
Daniel P. DiMaggio	0 SVS	—	—	—
Laurette T. Koellner	0 SVS	—	—	—
Carol S. Perry	0 SVS	—	—	—
Tawfiq Popatia	0 SVS	—	—	—
Eamon J. Ryan	5,470 SVS	*	*	*
Michael M. Wilson	20,000 SVS	*	*	*
Robert A. Mionis	1,144,121 SVS	1%	*	*
Mandeep Chawla	116,860 SVS	*	*	*
Todd C. Cooper	216,196 SVS	*	*	*
John ("Jack") J. Lawless	186,053 SVS	*	*	*
Jason Phillips	63,518 SVS	*	*	*

All directors and executive officers as a group (13 persons)	1,752,218 SVS	1.6%	1.4%	*
*Less than 1%.
(1)As used in this table, beneficial ownership means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct a disposition, of a security). A person is deemed at any date to have beneficial ownership of any security that such person has a right to acquire within 60 days of such date. More than one person may be deemed to have beneficial ownership of the same securities. Information with respect to stock options held by each executive officer, including exercise price and expiration date, is included in footnote 3 below.

(2)Information as to shares beneficially owned or shares over which control or direction is exercised is not within Celestica's knowledge. Except as otherwise disclosed, such information has been provided by each individual.
(3)With respect to Mr. Mionis, includes SVS subject to a total of 298,954 vested stock options issued on August 1 2015, all of which have an exercise price of C$17.52 and an expiration date of August 1, 2025.
(4)Represents the percentage beneficial ownership of the Company's SVS and MVS in the aggregate.
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
At February 22, 2021, 2 persons (Mr. Mionis and one retired executive officer) held stock options to acquire an aggregate of 0.345 million SVS. The options held by Mr. Mionis are described in footnote (3) to the table above. Elizabeth DelBianco, a former executive officer of the Company who retired as of December 31, 2020, holds 46,623 vested stock options, 22,742 of which have an exercise price of C$8.26 and an expiration date of January 31, 2022, and 23,881 of which have an exercise price of C$8.29 and an expiration date of January 28, 2023. These stock options were issued pursuant to our Long-Term Incentive Plan. No other stock options issued by the Company to employees are outstanding as of February 22, 2021. See Item 6(B), "Compensation" and note 13(b) to the Consolidated Financial Statements in Item 18 for a discussion of the different types of equity awards, including stock options, RSUs and PSUs, issued and issuable to our employees.

Item 7.    Major Shareholders and Related Party Transactions
A.    Major Shareholders
The following table sets forth certain information concerning the direct and beneficial ownership of the shares of Celestica as of February 22, 2021 by each person known to Celestica to own beneficially, directly or indirectly, 5% or more of the SVS or MVS. MVS and SVS have different voting rights (see Item 6(E) above). SVS represent approximately 19% of the aggregate voting rights attached to Celestica's shares, and MVS represent approximately 81% of the aggregate voting rights attached to Celestica's shares. See Item 4(B) "Information on the Company — Business Overview — Controlling Shareholder Interest" above for additional information regarding our controlling shareholder, and Item 10(B), "Additional Information — Memorandum and Articles of Incorporation" for additional information regarding our share capital.

Name of Beneficial Owner(1)	Number of Shares	Percentage of Class	Percentage of All Equity Shares	Percentage of Voting Power
Onex Corporation(2)	18,600,193 MVS	100%	14.4%	80.8%
	397,045 SVS	*	*	*
Gerald W. Schwartz(3)	18,600,193 MVS	100%	14.4%	80.8%
	517,702 SVS	*	*	*
Letko, Brosseau & Associates Inc.(4)	16,381,753 SVS	14.8%	12.7%	2.8%
Pzena Investment Management, LLC (5)	7,758,066 SVS	7.0%	6.0%	1.1%
Connor, Clark & Lunn Investment Management, Ltd. (6)	5,828,403 SVS	5.3%	4.5%	1.0%
Total percentage of all equity shares and total percentage of voting power			38.0%	85.8%
*Less than 1%.
(1)As used in this table, beneficial ownership means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct a disposition, of a security). A person is deemed at any date to have beneficial ownership of any security that such person has a right to acquire within 60 days of such date. More than one person may be deemed to have beneficial ownership of the same securities.
(2)Includes 945,010 MVS held by a wholly-owned subsidiary of Onex. 814,546 of the MVS beneficially owned by Onex are subject to options granted to certain officers of Onex pursuant to certain Onex management investment plans, which options may be exercised upon specified dispositions by Onex (directly or indirectly) of Celestica's securities, with respect to which Onex has the right to vote or direct the vote ("MIP Options"), including 688,807 MIP Options granted to Mr. Schwartz (each of which MVS will, upon exercise of such options, be automatically converted into an SVS). The percentage ownership of SVS beneficially owned by Onex (assuming conversion of all MVS) was 13.9% as of February 13, 2019, 14.7% as of February 19, 2020, and 14.7% as of February 22, 2021.
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
The address of Onex is: c/o Onex Corporation, 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.
(3)The number of shares beneficially owned, controlled or directed, directly or indirectly, by Mr. Schwartz consists of 120,657 SVS owned by a company controlled by Mr. Schwartz, and all of the 18,600,193 MVS and 397,045 SVS beneficially owned, or controlled or directed, directly or indirectly, by Onex (as described in note (2) above). Mr. Schwartz is the Chairman of the Board and Chief Executive Officer of Onex. In addition, he indirectly owns multiple voting shares of Onex carrying the right to elect a majority of the Onex board of directors. Accordingly, under applicable securities laws, Mr. Schwartz is deemed to be the beneficial owner of the Celestica shares owned by Onex; Mr. Schwartz has advised Celestica, however, that he disclaims beneficial ownership of such shares. The percentage ownership of SVS beneficially owned by Mr. Schwartz (assuming conversion of all MVS) was 14.0% as of February 13, 2019, 14.8% as of February 19, 2020, and 14.8% as of February 22, 2021.
The address of Mr. Schwartz is: 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.
(4)Letko, Brosseau & Associates Inc. (Letko) is the beneficial owner of 16,381,753 SVS and has sole voting and dispositive power over these shares. Pursuant to the Schedule 13G/A filed by Letko with the SEC on January 25, 2021, reporting beneficial ownership as of December 31, 2020: clients of Letko have the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the SVS reported as beneficially owned by Letko; and no clients of Letko beneficially own more than five percent of the SVS. The address of Letko is: 1800 McGill College Avenue, Suite 2510, Montréal, Québec, Canada H3A 3J6. The number of shares reported as owned by Letko in this Major Shareholders Table and Letko's address is based on the alternative monthly report it filed on SEDAR on February 9, 2021, reporting investment control as of January 31, 2021. The percentage ownership of SVS beneficially owned by Letko was 18.8% as of February 13, 2019, 18.6% as of February 19, 2020, and 14.8% as of February 22, 2021.
(5)Pzena Investment Management, LLC (Pzena) is the beneficial owner of 7,758,066 SVS, and has sole voting power over 6,088,598 of such shares and sole dispositive over all of such shares. Clients of the filing investment manager have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of sale of, such SVS. No interest of any one of such clients relates to more than 5% of the class. The number of shares reported as owned by Pzena in this Major Shareholders Table and the information in this footnote is based on the Schedule 13G filed by Pzena with the SEC on February 1, 2021, reporting beneficial ownership as of December 31, 2020. The address of Pzena is: 320 Park Avenue, 8th Floor, New York, NY 10022. This is the only year in the past three years that Pzena has been listed in this Major Shareholders Table.
(6)Connor, Clark & Lunn Investment Management, Ltd. (Connor) is the beneficial owner of 5,828,403 SVS, and has sole voting power over 5,698,603 of such shares and sole dispositive over all of such shares. The number of shares reported as owned by Connor in this Major Shareholders Table and the information in this footnote is based on the Schedule 13G filed by Connor with the SEC on February 12, 2021, reporting beneficial ownership as of December 31, 2020. The address of Connor is: 2300-1111 West Georgia Street, Vancouver, BC, V6E 4M3 Canada. This is the only year in the past three years that Connor has been listed in this Major Shareholders Table (Connor was last listed in this Major Shareholders Table based on its beneficial ownership of SVS as of December 31, 2017).
There are no arrangements known to the Corporation, the operation of which may at a subsequent date result in a change of control of the Corporation.
Holders
As of February 22, 2021, based on information provided to us by our transfer agent, there were 1,621 holders of record of SVS, of which 373 holders, holding approximately 84.0% of the outstanding SVS, were resident in the U.S. and 353 holders, holding approximately 15.9% of the outstanding SVS, were resident in Canada. These numbers are not representative of the number of beneficial holders of our SVS nor are they representative of where such beneficial holders reside, since many of such shares are held of record by brokers or other nominees. The Corporation does not have knowledge of the identities of the beneficial owners of SVS registered through intermediaries. No MVS are held in the U.S.
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

On March 7, 2019, we completed the sale of our Toronto real property and received the Toronto Proceeds. As part of the property sale, we entered into a 10-year lease (with two 5-year options to renew) in March 2019 with the purchaser of the property for our new corporate headquarters, which is currently targeted to commence in May 2023. Upon such commencement, and based on a lease amendment signed in December 2020, our estimated annual basic rent will be approximately $2.1 million Canadian dollars for each of the first five years, and approximately $2.2 million Canadian dollars for each of the remaining five years. A consortium of four real estate partnerships, approximately 27% of the interests of which are held by a partnership in which Mr. Schwartz has a material interest; and approximately 25% of the interests of which are held by a partnership in which Mr. Schwartz has a non-voting interest, holds a 5% non-voting interest in such purchaser. See Item 5, "Operating and Financial Review and Prospects — MD&A — Liquidity and Capital Resources — Toronto Real Property and Related Transactions" above.
Our related party transactions are also disclosed in Item 5, "Operating and Financial Review and Prospects — MD&A — Liquidity and Capital Resources — Related Party Transactions."
Indebtedness of Related Parties
As at February 22, 2021, other than inter-company loans among Celestica and its wholly-owned subsidiaries, no related parties (as defined in Form 20-F), were indebted to Onex, Celestica or its subsidiaries.
C.    Interests of Experts and Counsel
Not applicable.
Item 8.    Financial Information
A.    Consolidated Statements and Other Financial Information
See Item 18, "Financial Statements."
Export Sales
For the year ended December 31, 2020, we had approximately $5.5 billion of export sales (i.e., sales to customers located outside of Canada), constituting approximately 96% of our $5.7 billion in total sales for the year. For further information regarding the allocation of our revenues by geographic region over the last three years, see Item 4, "Information on the Company — Business Overview — Geographies."
Litigation

We are party to litigation from time-to-time. We are not currently (nor in the recent past have been) party to any legal or arbitration proceedings (including governmental proceedings pending or known to be contemplated) which management expects may have (or have had) significant effects on Celestica's financial position or profitability. There are no material proceedings in which any of our affiliates, directors, or members of senior management is either a party adverse to us or our subsidiaries or has a material interest adverse to us or our subsidiaries.
Information concerning the status of certain tax matters is disclosed in Item 5, "Operating and Financial Review and Prospects — MD&A — Liquidity and Capital Resources — Litigation and contingencies (including indemnities)" and note 25 to the Consolidated Financial Statements in Item 18.

Dividend Policy
We have not declared or paid any dividends to our shareholders. We intend to retain earnings for general corporate purposes to promote future growth; as such, our Board does not anticipate paying any dividends at this time. Our Board will review this policy from time-to-time, having regard to our financial condition, financing requirements and other relevant factors.
B.    Significant Changes
Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2020.
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
Shareholder Rights and Limitations
The rights and preferences attached to our SVS and MVS, as well as additional information required by this Item 10(B), is included in Exhibit 2.3 attached to this Annual Report, which Exhibit is incorporated herein by reference thereto.
C.    Material Contracts
Information with respect to material contracts, other than contracts entered into in the ordinary course of business, to which Celestica or its subsidiaries is a party, for the two years immediately preceding the publication of this Annual Report, is included in Item 5, "Operating and Financial Review and Prospects — MD&A — Liquidity and Capital Resources," Item 6(B), "Compensation," and note 4 to the Consolidated Financial Statements in Item 18. These contracts include equity compensation plans, agreements related to our credit facility, our prior A/R sales program agreement (among Celestica, specified subsidiaries, the financial institutions named therein and Deutsche Bank AG New York Branch), and our March 2020 A/R sales program agreement. Material contracts to be performed in whole or in part at or after the filing of this Annual Report are included as exhibits to this Annual Report. See Item 19, "Exhibits."
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
E.    Taxation
Material Canadian Federal Income Tax Considerations
The following is a summary of the material Canadian federal income tax considerations generally applicable to a person (a "U.S. Holder"), who acquires SVS and who, for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and the Canada-United States Income Tax Convention (1980) (as amended, the "Tax Treaty") at all relevant times is resident in the U.S. and is neither resident nor deemed to be resident in Canada, is eligible for benefits under the Tax Treaty, deals at arm's length and is not affiliated with Celestica, holds such SVS as capital property, and does not use or hold, and is not deemed to use or hold, the SVS in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a U.S. Holder that is a financial institution (as defined in the Canadian Tax Act), or is an insurer to whom the SVS are designated insurance property (as defined in the Canadian Tax Act).
This summary is based on Celestica's understanding of the current provisions of the Tax Treaty, the Canadian Tax Act and the regulations thereunder, all specific proposals to amend the Canadian Tax Act or the regulations publicly announced by the Minister of Finance (Canada) prior to February 22, 2021, and the current published administrative policies and assessing practices of the Canada Revenue Agency.
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
Disposition of SVS
A U.S. Holder will not be subject to tax under the Canadian Tax Act in respect of any gain realized on the disposition or deemed disposition of SVS unless the SVS constitute or are deemed to constitute "taxable Canadian property" other than "treaty-protected property," as defined in the Canadian Tax Act, at the time of such disposition. Generally, SVS will not be "taxable Canadian property" to a U.S. Holder at a particular time, where the SVS are listed on a designated stock exchange (which currently includes the TSX and NYSE) at that time, unless at any time during the 60-month period immediately preceding that time: (A) the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, partnerships of which the U.S. Holder or persons not dealing at arm's length with the U.S. Holder holds a membership interest (directly or indirectly through another partnership) or the U.S. Holder together with all such persons or partnerships, owned 25% or more of the issued shares of any class or series of shares of the capital stock of Celestica; and (B) more than 50% of the fair market value of the SVS was derived directly or indirectly from one or any combination of (i) real or immoveable properties situated in Canada, (ii) "Canadian resource properties", (iii) "timber resource properties" and (iv) options in respect of, or interests in, property described in (i) to (iii), in each case as defined in the Canadian Tax Act. In certain circumstances set out in the Canadian Tax Act, the SVS of a particular U.S. Holder could be deemed to be "taxable Canadian property" to that holder. Even if the SVS are "taxable Canadian property" to a U.S. Holder, they generally will be "treaty-protected property" to such holder by virtue of the Tax Treaty if the value of such shares at the time of disposition is not derived principally from "real property situated in Canada" as defined for these purposes under the Tax Treaty and the Canadian Tax Act. Consequently, it is expected that the value of the SVS should not be considered derived principally from such "real property situated in Canada" at any relevant time; accordingly, any gain realized by the U.S. Holder upon the disposition of the SVS generally should be exempt from tax under the Canadian Tax Act.

Material U.S. Federal Income Tax Considerations
The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below). For purposes of this discussion, a U.S. Holder means a beneficial owner of SVS that is a citizen or resident of the U.S., a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the U.S. or of any state thereof, an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or a trust, if either (i) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more "United States persons" (within the meaning of Section 7701(a)(30) of the U.S. Internal Revenue Code of 1986, as amended (Internal Revenue Code)) have the authority to control all substantial decisions of the trust, or (ii) the trust has made an election under applicable U.S. Department of the Treasury regulations (Treasury Regulations) to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership (or any other entity that is treated as a partnership for U.S. federal income tax purposes) holds SVS, the tax treatment of an equity owner of the partnership (or other entity that is treated as a partnership for U.S. federal income tax purposes) generally will depend upon the status of the equity owner and upon the activities of the partnership (or other entity that is treated as a partnership for U.S. federal income tax purposes). If you are an equity owner of a partnership (or other entity that is treated as a partnership for U.S. federal income tax purposes) holding SVS, we suggest that you consult with your tax advisor. This summary is for general information purposes only. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to your decision to purchase, hold or dispose of SVS. This summary considers only U.S. Holders who will own SVS as capital assets within the meaning of Section 1221 of the Internal Revenue Code. In this context, the term "capital assets" means, in general, assets held for investment by a taxpayer. A "Non-U.S. Holder" means a beneficial owner of SVS that is (i) not a U.S. Holder and (ii) not a partnership for U.S. federal income tax purposes. Certain material aspects of U.S. federal income tax relevant to Non-U.S. Holders are also discussed below.
This discussion is based on current provisions of the Internal Revenue Code, current and proposed Treasury Regulations promulgated thereunder, administrative rulings and pronouncements of the U.S. Internal Revenue Service (IRS), and judicial decisions, all as of February 22, 2021, and all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder based on the U.S. Holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to U.S. Holders who are subject to special treatment, including, without limitation, taxpayers who are broker dealers or insurance companies, taxpayers who have elected mark-to-market accounting, individual retirement and other tax-deferred accounts, tax-exempt organizations, financial institutions or "financial services entities," real estate investment trusts, regulated investment companies, taxpayers subject to special accounting rules under Section 451(b) of the Internal Revenue Code, taxpayers who hold SVS as part of a "straddle," "hedge" or "conversion transaction" with other investments, taxpayers owning directly, indirectly or by attribution at least 10% of the voting power or value of our share capital, and taxpayers whose functional currency (as defined in Section 985 of the Internal Revenue Code) is not the U.S. dollar.
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
Taxation of Dividends Paid on SVS
Subject to the discussion of the passive foreign investment company (PFIC) rules below, in the event that we pay a dividend, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on SVS, including any Canadian taxes withheld from the amount paid, on the date the distribution is received, to the extent that the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. In addition, distributions of the Corporation's current or accumulated earnings and profits will be foreign source "passive category income" for U.S. foreign tax credit purposes and generally will not qualify for the dividends received deduction available to corporations. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder's tax basis in the SVS and, to the extent in excess of such basis, will be treated as capital gain.
Distributions of current or accumulated earnings and profits paid in Canadian dollars to a U.S. Holder will be includible in the income of the U.S. Holder in a dollar amount calculated by reference to the exchange rate on the date the distribution is received. A U.S. Holder who receives a distribution of Canadian dollars and converts the Canadian dollars into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the

Canadian dollar against the U.S. dollar. Such gain or loss will generally be ordinary income and loss and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors regarding the treatment of a foreign currency gain or loss.
U.S. Holders will generally have the option of claiming the amount of any Canadian income taxes withheld either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability, subject to specified conditions and limitations. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Canadian income taxes withheld, but these individuals generally may still claim a credit against their U.S. federal income tax liability. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. The total amount of allowable foreign tax credits in an income category in any year cannot exceed the pre-credit U.S. tax liability for the year attributable to foreign source taxable income in such income category and further limitations may apply to individuals under the alternative minimum tax. A U.S. Holder will be denied a foreign tax credit with respect to Canadian income tax withheld from dividends received on SVS to the extent that he or she has not held such SVS for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent that he or she is under an obligation to make related payments with respect to substantially similar or related property. Instead, a deduction may be allowed. Any days during which a U.S. Holder has substantially diminished his or her risk of loss on his or her SVS are not counted toward meeting the 16-day holding period.
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
Dividends received by certain individuals, trusts and estates with income above certain thresholds will also be subject to a 3.8% unearned Medicare contribution tax on passive income.
Taxation of Disposition of SVS
Subject to the discussion of the PFIC rules below, upon the sale, exchange or other disposition of SVS, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between his or her adjusted tax basis in his or her shares and the amount realized on the disposition.
A U.S. Holder's adjusted tax basis in SVS will generally be the initial cost, but may be adjusted for various reasons including the receipt by such U.S. Holder of a distribution that was not made up wholly of earnings and profits as described above under the heading "Taxation of Dividends Paid on SVS." A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles, while a U.S. Holder who uses the accrual method of accounting generally calculates the U.S. dollar value of the sale proceeds as of the trade date, unless he or she has elected to use the settlement date to determine his or her U.S. dollar proceeds of the sale. Capital gain from the sale, exchange or other disposition of shares held more than one year is long-term capital gain. Long-term capital gain that is recognized by non-corporate taxpayers is eligible for a current maximum 20% U.S. federal income tax rate plus a 3.8% tax on passive income derived by certain individuals, trusts and estates with income above certain thresholds. A reduced rate does not apply to capital gains realized by a U.S. Holder that is a corporation. Capital losses are generally deductible only against capital gains and not against ordinary income. In the case of an individual, however, unused capital losses in excess of capital gains may offset up to $3,000 annually of ordinary income. Gain or loss recognized by a U.S. Holder on a sale, exchange or other disposition of SVS generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. A U.S. Holder who receives foreign currency upon disposition of SVS and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar. U.S. Holders should consult their own tax advisors regarding the treatment of a foreign currency gain or loss.
Tax Consequences if We Are a Passive Foreign Investment Company
A non-U.S. corporation will be a passive foreign investment company, or PFIC, if, in general, either (i) 75% or more of its gross income in a taxable year, including its pro rata share of the gross income of any U.S. or foreign company in which it is considered to own 25% or more of the shares by value, is passive income or (ii) 50% or more of its assets in a taxable year (determined based on a quarterly average), and ordinarily determined based on fair market value and including its pro rata share of the assets of any company in which it is considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income. If Celestica were a PFIC for any taxable year during which a U.S. Holder holds SVS and such U.S. Holder did not make an election to treat the Corporation as a "qualified electing fund" and did not make a "mark-to-market" election, each as described below, then:
•Such U.S. Holder would be subject to special and adverse tax rules with respect to any "excess distribution" received from Celestica. "Excess distributions" are amounts received by a U.S. Holder with respect to SVS in any taxable year that exceed 125% of the average distributions received by the U.S. Holder from the Corporation in the shorter of either the three previous years or his or her holding period for his or her shares before the present taxable year. Excess distributions must be allocated ratably to each day that a U.S. Holder has held SVS. A U.S. Holder must include amounts allocated to the current taxable year and to any non-PFIC years in his or her gross income as ordinary income for that year. A U.S. Holder must pay tax on amounts allocated to each prior taxable PFIC year at the highest marginal tax rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.
•The entire amount of gain that is realized by a U.S. Holder upon the sale or other disposition of shares would also be considered an excess distribution and would be subject to tax as described above.
•A U.S. Holder's tax basis in shares that were acquired from a decedent that is a United States person generally would not receive a step-up to fair market value as of the date of the decedent's death but instead would be equal to the decedent's tax basis, if lower than such value.
The special PFIC rules do not apply to a U.S. Holder if the U.S. Holder makes an election to treat the Corporation as a "qualified electing fund" in the first taxable year in which Celestica is a PFIC during the period that he or she owns SVS and if we comply with reporting requirements as described below. Instead, a shareholder of a qualified electing fund is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. We have agreed to supply U.S. Holders with the information needed to report income and gain pursuant to this election in the event that we are classified as a PFIC. The election is made on a shareholder-by-shareholder basis and may be revoked only with the consent of the IRS. A shareholder makes the election by attaching a completed IRS Form 8621, reflecting the information contained in the PFIC annual information statement, to a timely filed U.S. federal income tax return. Even if an election is not made, a shareholder in a PFIC who is a U.S. Holder generally must file a completed IRS Form 8621 every year.
A U.S. Holder who owns PFIC shares that are publicly traded could elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. Holder's adjusted tax basis in the PFIC shares, provided, that, in the case of any loss, it can be recognized only to the extent of any net mark-to-market income recognized in prior years. On an annual basis, a U.S. Holder's adjusted tax basis in SVS will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election. SVS would be treated as publicly traded for purposes of the mark-to-market election and, therefore, such election could be made if Celestica were classified as a PFIC. A mark-to-market election is, however, subject to complex and specific rules and requirements, and U.S. Holders are strongly urged to consult their tax advisors concerning this election if Celestica is classified as a PFIC.
Despite the fact that we are engaged in an active business, we are unable to conclude that Celestica was not a PFIC in 2020 or in prior years, though we believe, based on our internally performed analysis, that such status is unlikely. The tests for determining PFIC status include the determination of the value of all assets of the Corporation which is highly subjective. Further, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination as to whether we will be a PFIC in the future. Accordingly, it is possible that Celestica could be a PFIC in 2021 or in a future year. A U.S. Holder who holds SVS during a period in which we are a PFIC will be subject to the PFIC rules, even if we cease to be a PFIC, unless he or she has made a qualified electing fund election. Although we have agreed to supply U.S. Holders with the information needed to report income and gain pursuant to this election in the event that Celestica is classified as a PFIC, if Celestica was determined to be a PFIC with respect to a year in which we had not thought that it would be so treated, the information needed to enable U.S. Holders to make a qualified electing fund election would not have been provided. U.S. Holders are strongly urged to consult their tax advisors about the

PFIC rules, including the consequences to them of making a mark-to-market or qualified electing fund elections with respect to SVS in the event that Celestica is treated as a PFIC.
Tax Consequences for Non-U.S. Holders of SVS
Except as described in "Information Reporting and Backup Withholding" below, a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, SVS unless:
•the item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. and, generally, in the case of a resident of a country that has an income treaty with the U.S., such item is attributable to a permanent establishment in the U.S.;
•the Non-U.S. Holder is an individual who holds SVS as a capital asset, is present in the U.S. for 183 days or more in the taxable year of the disposition and satisfies certain other requirements; or
•the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to U.S. expatriates who expatriated prior to June 17, 2008.
Information Reporting and Backup Withholding
Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends and proceeds arising from certain sales or other taxable dispositions of SVS will be subject to information reporting. Backup withholding tax, at the then applicable rate, will apply if a U.S. Holder (a) fails to furnish the U.S. Holder's correct U.S. taxpayer identification number (generally on an IRS Form W-9), (b) is notified by the IRS that the U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (c) fails to certify, under penalty of perjury, that the U.S. Holder has furnished the U.S. Holder's correct U.S. taxpayer identification number and that the IRS has not notified the U.S. Holder that the U.S. Holder is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if the U.S. Holder follows the requisite procedures and timely furnishes the required information to the IRS. U.S. Holders should consult their own tax advisors regarding the information reporting and backup withholding tax rules.
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
Non-U.S. Holders generally are not subject to information reporting or backup withholding with respect to dividends paid on or upon the disposition of shares, provided, in some instances, that the Non-U.S. Holder certifies to his foreign status or otherwise establishes an exemption.
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
Exchange Rate Risk
Conducting business in currencies other than the U.S. dollar subjects us to translation and transaction risks associated with fluctuations in currency exchange rates. Although we conduct the majority of our business in U.S. dollars (our functional currency), our global operations subject us to foreign currency volatility. Our non-U.S. currency exposures consist of the British pound sterling, Brazilian real, Canadian dollar, Chinese renminbi, Czech koruna, Euro, Hong Kong dollar, Indian rupee, Japanese yen, Korean won, Lao kip, Malaysian ringgit, Mexican peso, Philippines peso, Romanian leu, Singapore dollar, Taiwan dollar, and Thai baht. As part of our risk management program, we enter into foreign currency forward contracts and swaps, generally for periods up to 12 months, intended to hedge foreign currency transaction risk and local currency denominated balance sheet exposures. These contracts include, to varying degrees, elements of market risk. We enter into these contracts to lock in the exchange rates for future foreign currency transactions and balance sheet balances, which is intended to reduce the foreign currency risk related to our operating costs and future cash flows denominated in local currencies. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates.
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
The table below presents the notional amounts (the U.S. dollar equivalent amounts of the foreign currency buy/sell contracts at hedge rates), weighted average exchange rates by expected (contractual) maturity dates, and the fair values of our outstanding foreign currency forward contracts and swaps at December 31, 2020. These notional amounts are used to calculate the contractual payments to be exchanged under the contracts. At December 31, 2020, we had foreign currency contracts and swaps covering various currencies in an aggregate notional amount of $562.6 million (December 31, 2019 — $523.9 million). These contracts had a fair value net unrealized gain of $23.3 million at December 31, 2020 (December 31, 2019 — $4.5 million net unrealized gain).

At December 31, 2020, we had foreign currency forward contracts and swaps to trade U.S. dollars in exchange for the following currencies:

	Expected Maturity Date
	2021	2022	2023 and thereafter	Total	Fair Value Gain (Loss) (in millions)
Currency Forward and Swap Agreements
(Contract amounts in millions)
Receive C$/Pay U.S.$
Contract amount	$230.8	$—	$—	$230.8	$11.7
Average exchange rate	0.76
Receive Thai Baht/Pay U.S.$
Contract amount	$107.7	—	—	$107.7	$4.7
Average exchange rate	0.03
Receive Malaysian Ringgit/Pay U.S.$
Contract amount	$48.7	—	—	$48.7	$1.6
Average exchange rate	0.24
Receive Mexican Peso/Pay U.S.$
Contract amount	$20.1	—	—	$20.1	$1.6
Average exchange rate	0.05
Receive British Pound Sterling/Pay U.S.$
Contract amount	$0.8	—	—	$0.8	$0.1
Average exchange rate	1.33
Receive Chinese Renminbi/Pay U.S.$
Contract amount	$44.0	—	—	$44.0	$2.8
Average exchange rate	0.15
Pay Euro/Receive U.S.$
Contract amount	$39.5	—	—	$39.5	$(1.5)
Average exchange rate	1.21
Receive Romanian Leu/Pay U.S.$
Contract amount	$28.6	—	—	$28.6	$2.0
Average exchange rate	0.23
Receive Singapore Dollar/Pay U.S.$
Contract amount	$27.5	—	—	$27.5	$1.0
Average exchange rate	0.73
Pay Japanese Yen/Receive U.S.$
Contract amount	$8.0	—	—	$8.0	$(0.2)
Average exchange rate	0.01
Pay Korean Won/Receive U.S.$
Contract amount	$6.9	—	—	$6.9	$(0.5)
Average exchange rate	0.0009
Total	$562.6	$—	$—	$562.6	$23.3

Interest Rate Risk

    Borrowings under the Credit Facility bear interest at specified rates, plus specified margins. See note 12 to the Consolidated Financial Statements in Item 18. Our borrowings under this facility at December 31, 2020 totaled $470.4 million, comprised of amounts outstanding under our Term Loans, and other than ordinary course letters of credit, no amounts outstanding under the Revolver. These borrowings expose us to interest rate risk due to the potential variability in market interest rates. Assuming our outstanding aggregate borrowings under the Credit Facility as at December 31, 2020 as described above (December 31, 2019 — aggregate outstanding borrowings of $592.3 million), and without accounting for the interest rate swap agreements described below, a one-percentage point increase in applicable interest rates would increase our interest expense by $4.7 million annually (December 31, 2019 — an increase of $5.9 million annually). Including the impact of such interest rate swap agreements, a one-percentage point increase in relevant interest rates would increase interest expense, based on the outstanding borrowings under the Credit Facility at December 31, 2020, by $2.0 million annually (December 31, 2019 — $2.4 million). The change in our exposure to interest rate risk as of December 31, 2020 as compared to December 31, 2019 is attributable to the general decrease in borrowings from 2019.
    In August 2018, we entered into 5-year agreements (Initial Swaps) with a syndicate of third-party banks to swap the variable interest rate (based on LIBOR plus a margin) with a fixed rate of interest on $175.0 million of the total borrowings outstanding under the Initial Term Loan. The Initial Swaps expire in August 2023. In December 2018, we entered into 5-year agreements with a syndicate of third-party banks (Incremental Swaps) to swap the variable interest rate (based on LIBOR plus a margin) with a fixed rate of interest for $175.0 million of the total borrowings under the Incremental Term Loan. The Incremental Swaps expire in December 2023. In June 2020, we entered into additional interest rate swap agreements with two third-party banks (Additional Swaps) to swap the variable interest rate with a fixed rate of interest on $100.0 million of borrowings under our Initial Term Loan, effective upon expiration of the Initial Swaps, in order to continue to hedge our exposure to interest rate variability on such amount for 10 months after the expiration of the Initial Swaps. The Additional Swaps expire in June 2024. We have the option to cancel up to $75.0 million of the notional amount of the Initial Swaps commencing in August 2021, and the Incremental Swaps, commencing in December 2020. These options to cancel are aligned with our risk management strategy for our Term Loans as they allow us to make voluntary prepayments of outstanding amounts without premium or penalty, subject to certain conditions. In December 2020, we exercised our option to cancel $75.0 million under the Incremental Swaps in full, increasing the unhedged amount under the Incremental Term Loan by a corresponding amount, and leaving $100.0 million of Incremental Swaps in place for outstanding borrowings under the Incremental Term Loan. At December 31, 2020, the interest rate risk related to $195.4 million of borrowings under the Credit Facility was unhedged, consisting of unhedged amounts outstanding under the Term Loans and no amounts outstanding (other than ordinary course letters of credit) under the Revolver (December 31, 2019 — $242.3 million, consisting of unhedged amounts under the Term Loans and no amounts outstanding (other than ordinary course letters of credit) under the Revolver).
See Item 5, "Operating and Financial Review and Prospects — MD&A — Capital Resources — Financial Risks" for a discussion of risks related to the anticipated phase-out of LIBOR, as well as note 21 to the Consolidated Financial Statements in Item 18.
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
Cash balances held at banking institutions in the U.S. with which we do business may exceed the Federal Deposit Insurance Corporation (FDIC) insurance limits. While management monitors the cash balances in these bank accounts, such cash balances could be impacted if the underlying banks were to become insolvent or could be subject to other adverse conditions in the financial markets.
Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our risk of counterparty non-performance continues to be relatively low, notwithstanding the impact of COVID-19. We are in regular contact with our customers, suppliers and logistics providers, and to date have not experienced significant counterparty non-performance. However, if a key supplier (or any company within such supplier's supply chain) or customer experiences financial difficulties or fails to comply with their contractual obligations, which may occur if the COVID-19 pandemic continues, this could result in a financial loss to us. We would also suffer a significant financial loss if an institution from which we purchased foreign exchange contracts or swaps, interest rate swaps, or annuities for our pension plans defaults on their contractual obligations (with respect to pension obligations, we retain ultimate responsibility for the payment of benefits to plan participants unless and until such pension plans are wound-up). With respect to our financial market activities, we have adopted a policy of dealing only with credit-worthy counterparties to help mitigate the risk of financial loss from defaults. We monitor the credit risk of the counterparties with whom we conduct business, through a combined process of credit rating reviews and portfolio reviews. See note 21 to the Consolidated Financial Statements in Item 18 for further information. We also provide unsecured credit to our customers in the normal course of business. From time to time, we extend the payment terms applicable to certain customers and/or provide longer payment terms when deemed commercially reasonable. Longer payment terms could adversely impact our working capital requirements, and increase our financial exposure and credit risk. We attempt to mitigate customer credit risk by monitoring our customers' financial condition and performing ongoing credit evaluations as appropriate. In certain instances, we obtain letters of credit or other forms of security from our customers. We may also purchase credit insurance from a financial institution to reduce our credit exposure to certain customers. We consider credit risk in determining our allowance for doubtful accounts, and we believe that such allowance, as adjusted from time to time, is adequate. In light of COVID-19, we assessed the financial stability and liquidity of our customers beginning in the first quarter of 2020 to identify customers we believe to be at greatest risk of default. We also enhanced the monitoring of, and/or developed plans intended to mitigate, the limited number of identified exposures, which enhancements and plans remain in effect. No significant adjustments were made to our allowance for doubtful accounts in 2020 in connection with our ongoing assessments and monitoring activities.

Item 12.    Description of Securities Other than Equity Securities
A.    Debt Securities
Not applicable.
B.    Warrants and Rights
Not applicable.
C.    Other Securities
Not applicable.
D.    American Depositary Shares
Not applicable.
Part II.
Item 13.    Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15.    Controls and Procedures
The information required by this Item concerning our disclosure controls and procedures, and changes in our internal control over financial reporting, is set forth in Item 5, "Operating and Financial Review and Prospects — MD&A — Liquidity and Capital Resources — Controls and Procedures."
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
Item 16B.    Code of Ethics

The Board has adopted a Finance Code of Professional Conduct for Celestica's Chief Executive Officer, our senior finance officers, and all personnel in our finance organization to deter wrongdoing and promote honest and ethical conduct in the practice of financial management, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; full, fair, accurate, timely and understandable disclosure in reports and documents filed with, or submitted to, the SEC and in other public communications made by the Corporation; compliance with all applicable laws, rules and regulations; prompt internal reporting of violations of the code and accountability for adherence to the code. These professionals are expected to abide by this code as well as Celestica's BCG policy and all of our other applicable business policies, standards and guidelines.
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
Our auditors are KPMG. KPMG did not provide any financial information systems design or implementation services to us during 2019 or 2020. The Audit Committee has determined that the provision of the non-audit services by KPMG described below does not compromise KPMG's independence.
Audit Fees
KPMG billed $2.9 million in 2020 (2019 — $3.0 million) for audit services.
Audit-Related Fees
KPMG billed no amounts in either 2020 or 2019 for audit-related services.
Tax Fees
KPMG billed $0.1 million in 2020 (2019 — $0.1 million) for tax compliance and tax advisory services.
All Other Fees
KPMG billed no other amounts in either 2020 or 2019.
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
Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total number of SVS purchased (in millions)	(b) Average price paid per SVS	(c) Total number of SVS purchased as part of publicly announced plans or programs (in millions)	(d) Maximum number of SVS that may yet be purchased under the plans or programs (in millions)
January 1 — 31, 2020	—	—	—	N/A
February 1 — 28, 2020	—	—	—	N/A
March 1 — 31, 2020	—	—	—	N/A
April 1 — 30, 2020	—	—	—	N/A
May 1 — 31, 2020(1)	1.2	$6.17	—	N/A
June 1 — 30, 2020(1)	0.8	$7.18	—	N/A
July 1 — 31, 2020	—	—	—	N/A
August 1 — 31, 2020	—	—	—	N/A
September 1 — 30, 2020	—	—	—	N/A
October 1 — 31, 2020	—	—	—	N/A
November 1 — 30, 2020 (1)(2)	0.9	$6.59	—	9.0
December 1 — 31, 2020 (2)	0.0062	$7.45	0.0062	9.0
Total (2)	2.9	$6.57	0.0062	9.0

(1)    From time-to-time, a broker has purchased SVS in the open market, on our behalf, to settle vested employee awards under our stock-based compensation plans. During 2020, 2.9 million SVS were purchased on our behalf by a broker for such purpose. None of these SVS were purchased during the term of the 2020 NCIB (defined in footnote 2 below).

(2)    On November 19, 2020, the TSX accepted our notice to launch, and we announced, an NCIB (2020 NCIB). The 2020 NCIB allows us to repurchase, at our discretion, from November 24, 2020 until the earlier of November 23, 2021 or the completion of purchases thereunder, up to 9,021,320 SVS (representing approximately 10% of our public float and 7% of our total SVS and MVS outstanding at the time of launch) in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. In December 2020, we repurchased and canceled a total of 6,200 SVS under the 2020 NCIB at a weighted average price of $7.45 per share. The maximum number of SVS we are permitted to repurchase for cancellation under the 2020 NCIB will be reduced by the number of SVS purchased in the open market during the term of the 2020 NCIB to satisfy delivery obligations under our stock-based compensation plans. See footnote (1) above.

Item 16F.    Change in Registrant's Certifying Accountant
Not applicable.

Item 16G.    Corporate Governance
Corporate Governance
We are subject to a variety of corporate governance guidelines and requirements enacted by the TSX, the CSA, the NYSE and the SEC under its rules and those mandated by the U.S. Sarbanes Oxley Act of 2002 and Dodd-Frank. We are listed on the NYSE and, although we are not required to comply with all of the NYSE corporate governance requirements to which we would be subject if we were a U.S. corporation, our governance practices differ significantly in only one respect from those required of U.S. domestic issuers by the NYSE, as described below. Celestica complies with TSX rules, which require shareholder approval of share compensation arrangements involving new issuances of shares, and of certain amendments to such arrangements, but do not require such approval if the compensation arrangements involve only shares purchased by the Corporation in the open market. NYSE rules require shareholder approval of all equity compensation plans (and material revisions thereto), subject to limited exceptions, regardless of whether new issuances or treasury shares are used.
Our corporate governance guidelines are available on our website at www.celestica.com.
Item 16H.    Mine Safety Disclosure
Not applicable.
Part III.
Item 17.    Financial Statements
Not applicable.
Item 18.    Financial Statements
The following financial statements have been filed as part of this Annual Report:

Item 19.    Exhibits

The following exhibits have been filed as part of this Annual Report:

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
1.1	Certificate and Restated Articles of Incorporation effective June 25, 2004	20-F	001-14832	March 23, 2010	1.10
1.2	Bylaw No. 1	20-F	001-14832	March 23, 2010	1.11
2	Instruments defining rights of holders of equity securities or long-term debt:
2.1	See Certificate and Restated Articles of Incorporation identified above
2.2	Form of Subordinate Voting Share Certificate	F-3ASR	333-221144	October 26, 2017	4.1
2.3	Description of Securities	20-F	001-14832	March 16, 2020	2.3
4	Certain Contracts:
4.1	Services Agreement, dated as of January 1, 2009, between Celestica Inc. and Onex Corporation ("Services Agreement")	20-F	001-14832	March 23, 2010	4.1
4.2	Amending Agreement to Services Agreement made as of January 1, 2017	20-F	001-14832	March 13, 2017	4.2
4.3	Amended and Restated Celestica Inc. Long-Term Incentive Plan as of January 29, 2014	6-K	001-14832	July 9, 2014	99.1
4.4	Amended and Restated Celestica Inc. Long-Term Incentive Plan as of July 22, 2015	6-K	001-14832	July 29, 2015	99.1
4.5	Amended and Restated Celestica Inc. Long-Term Incentive Plan as of October 19, 2015	20-F	001-14832	March 7, 2016	4.5
4.6	Amended and Restated Celestica Inc. Long-Term Incentive Plan as of October 19, 2016	20-F	001-14832	March 13, 2017	4.7
4.7	Amended and Restated Celestica Share Unit Plan as of January 29, 2014	6-K	001-14832	July 9, 2014	99.2
4.8	Amended and Restated Celestica Share Unit Plan as of July 22, 2015	6-K	001-14832	July 29, 2015	99.2
4.9	Amended and Restated Celestica Share Unit Plan as of October 19, 2015	20-F	001-14832	March 7, 2016	4.8
4.10	Coattail Agreement, dated June 29, 1998, between Onex Corporation, Celestica Inc. and Montreal Trust Company of Canada.	SC TO-I	005-55523	October 29, 2012	(d)(1)
4.11	Directors' Share Compensation Plan (2008)	SC TO-I	005-55523	October 29, 2012	(d)(3)

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
4.12	Directors' Share Compensation Plan, amended and restated as of July 25, 2013	20-F	001-14832	March 14, 2014	4.16
4.13	Directors' Share Compensation Plan, amended and restated as of January 1, 2016	20-F	001-14832	March 7, 2016	4.22
4.14	Directors' Share Compensation Plan, amended and restated as of January 1, 2019	20-F	001-14832	March 11, 2019	4.27
4.15	Credit Agreement, dated as of June 27, 2018, among Celestica Inc, and the subsidiaries identified therein as Borrowers, Celestica Inc, and specified subsidiaries identified therein as Guarantors, Bank of America, N.A. as Administrative Agent, Swing Line Lender and an L/C Issuer, and the financial institutions named therein as Lenders	20-F	001-14832	March 11, 2019	4.28
4.16	First Incremental Facility Amendment, dated as of November 14, 2018, by and among Celestica Inc., Celestica International LP, Celestica (USA) Inc., the guarantors party thereto, the Incremental Term B-2 Lender (as defined therein), and Bank of America, N.A., as Administrative Agent	20-F	001-14832	March 11, 2019	4.29
4.17	Second Amendment to Credit Agreement, dated as of December 21, 2018, by and among Celestica Inc., Celestica International LP, Celestica (USA) Inc., the Guarantors party thereto, and Bank of America, N.A., as Administrative Agent	20-F	001-14832	March 11, 2019	4.30
4.18	Securities Purchase and Merger Agreement, dated as of October 9, 2018, by and among Impakt Holdings, LLC, Graycliff Private Equity Partners III Parallel (A-1 Blocker) LLC, Graycliff Private Equity Partners III Parallel LP, Celestica (USA) Inc., Iron Man Acquisition Inc., Iron Man Merger Sub, LLC, and Fortis Advisors LLC, in its capacity as Holder Representative†	20-F/A	001-14832	April 25, 2019	4.31
4.19	First Amendment to the Securities Purchase and Merger Agreement, dated as of November 9, 2018, by and among Graycliff Private Equity Partners III Parallel LP, Iron Man Acquisition Inc., and Impakt Holdings, LLC†	20-F/A	001-14832	April 25, 2019	4.32

Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
4.20	Third Amendment and Waiver, dated as of October 23, 2019, by and among Celestica Inc., Celestica International LP, Celestica (USA) Inc., the Guarantors party hereto, the Lenders party hereto and Bank of America, N.A., as Administrative Agent	20-F	001-14832	March 16, 2020	4.21
4.21	Revolving Trade Receivables Purchase Agreement, dated as of March 6, 2020, among Celestica LLC, Celestica Holdings Pte Ltd., Celestica Hong Kong Ltd., Celestica (Romania) S.R.L., Celestica Japan KK, Celestica Oregon LLC, Celestica Precision Machining Ltd., Celestica Electronics (M.) Sdn. Bhd, and Celestica International LP, as Sellers, Celestica Inc., as Servicer, and Credit Agricole Corporate and Investment Bank, New York Branch and Credit Agricole Corporate and Investment Bank (Canada Branch), as Purchasers	20-F	001-14832	March 16, 2020	4.22
4.22
Fourth Amendment to Credit Agreement, dated as of June 26, 2020 by and among Celestica Inc., Celestica International LP, Celestica (USA) Inc., the Guarantors party thereto, the Lenders party thereto and Bank of America, N.A., as Administrative Agent
X
8.1	Subsidiaries of Registrant					X
11.1	Finance Code of Professional Conduct	20-F	001-14832	March 23, 2010	11.1
12.1	Principal Executive Officer Certification pursuant to Rule 13(a)-14(a)					X
12.2	Principal Financial Officer Certification pursuant to Rule 13(a)-14(a)					X
13.1	Certification required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code*					X
15.1	Consent of KPMG LLP, independent registered public accounting firm					X
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive data File because its XBRL tags are embedded within the Inline XBRL document					X
101.SCH	Inline XBRL Taxonomy Extension Schema Document					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					X

Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					X
104	Cover Page Interactive Data File - formatted as Inline XBRL and contained in Exhibit 101					X
____________________________________
*    Will not be deemed "filed" for purposes of Section 18 of the U.S. Exchange Act, or otherwise subject to the liability of Section 18 of the U.S. Exchange Act, and will not be incorporated by reference into any filing under the U.S. Securities Act, or the U.S. Exchange Act, except to the extent that the registrant specifically incorporates it by reference.
†      Certain portions of this exhibit have been omitted because they are both: (i) not material; and (ii) of the type that the registrant treats as private or confidential.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CELESTICA INC.
By:	/s/ Robert Ellis
Robert Ellis
Chief Legal Officer and Corporate Secretary
Date: March 15, 2021

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Celestica Inc. (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company’s internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
Our internal control over financial reporting includes those policies and procedures that: pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 based on the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as of December 31, 2020, the Company’s internal control over financial reporting is effective.
The Company’s independent auditors, KPMG LLP, have audited the effectiveness of our internal control over financial reporting as of December 31, 2020, as stated in their report appearing on page F-2.

March 11, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Celestica Inc.:

Opinion on Internal Control Over Financial Reporting
We have audited Celestica Inc.'s (the Company) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements), and our report dated March 11, 2021 expressed an unqualified opinion on those consolidated financial statements.
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

Toronto, Canada March 11, 2021	/s/ KPMG LLP Chartered Professional Accountants, Licensed Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Celestica Inc.:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Celestica Inc. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2020, and related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 11, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle
As discussed in note 2 to the consolidated financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of IFRS 16, Leases, and in connection therewith, applied the modified retrospective approach.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.
Valuation of goodwill for the capital equipment cash generating unit
As discussed in notes 2(j) and 9 to the consolidated financial statements, the Company conducts an annual impairment assessment of cash generating units (CGUs) with goodwill. In addition, the Company also reviews the CGUs for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount of such CGUs may not be recoverable. As of December 31, 2020, the Company has $198.6 million of goodwill, which included $132.3 million related to the capital equipment CGU.

We identified the valuation of goodwill for the capital equipment CGU as a critical audit matter. Subjective and challenging auditor judgment was required to evaluate certain assumptions in the impairment model used in the Company’s estimate of the recoverable amount of the capital equipment CGU. Specifically, certain assumptions used to estimate the recoverable amount were challenging to assess, as minor changes to the future revenue growth rate, profitability, and the discount rate assumptions could have had a significant effect on the recoverable amount.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the approval of the future revenue growth rate, profitability, and the discount rate assumptions used in the impairment model. We assessed the Company’s future revenue growth rates and profitability by comparing to the underlying forecast, evidence of future customer demand, industry reports and historical results. We compared the Company’s historical forecasts of the capital equipment CGU to actual results to assess the Company’s ability to accurately forecast. We involved valuation professionals with specialized skills and knowledge, who assisted in the evaluation of the discount rate, by comparing it to a discount rate range that was independently developed using publicly available market data for comparable entities.

Toronto, Canada March 11, 2021	/s/ KPMG LLP Chartered Professional Accountants, Licensed Public Accountants
We have served as the Company's auditor since 1997.

CELESTICA INC.
CONSOLIDATED BALANCE SHEETS
(in millions of U.S. dollars)

	Note	December 31 2019	December 31 2020
Assets
Current assets:
Cash and cash equivalents	21	$479.5	$463.8
Accounts receivable	4	1,052.7	1,093.4
Inventories	5	992.2	1,091.5
Income taxes receivable		7.7	6.8
Assets classified as held for sale	6	0.7	—
Other current assets		59.2	81.7
Total current assets		2,592.0	2,737.2
Property, plant and equipment	7	355.0	332.5
Right-of-use assets	8	104.1	101.0
Goodwill	9	198.3	198.6
Intangible assets	9	251.3	229.4
Deferred income taxes	20	33.6	39.9
Other non-current assets	10	26.4	25.5
Total assets		$3,560.7	$3,664.1
Liabilities and Equity
Current liabilities:
Current portion of borrowings under credit facility & lease obligations	12	$139.6	$99.8
Accounts payable		898.0	854.5
Accrued and other current liabilities		370.9	553.1
Income taxes payable	20	46.7	51.8
Current portion of provisions	11	26.1	19.0
Total current liabilities		1,481.3	1,578.2
Long-term portion of borrowings under credit facility & lease obligations	12	559.1	486.1
Pension and non-pension post-employment benefit obligations	19	107.1	117.3
Provisions and other non-current liabilities	11	28.6	41.2
Deferred income taxes	20	28.4	32.3
Total liabilities		2,204.5	2,255.1
Equity:
Capital stock	13	1,832.1	1,834.2
Treasury stock	13	(14.8)	(15.7)
Contributed surplus		982.6	974.5
Deficit		(1,420.1)	(1,368.8)
Accumulated other comprehensive loss	14	(23.6)	(15.2)
Total equity		1,356.2	1,409.0
Total liabilities and equity		$3,560.7	$3,664.1

Commitments, contingencies and guarantees (note 25), Subsequent event (note 4)

Signed on behalf of the Board of Directors
[Signed] Michael M.Wilson, Director	[Signed] Laurette T. Koellner, Director

The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.
CONSOLIDATED STATEMENT OF OPERATIONS
(in millions of U.S. dollars, except per share amounts)

		Year ended December 31
	Note	2018	2019	2020

Revenue		$6,633.2	$5,888.3	$5,748.1
Cost of sales	5 & 15	6,202.7	5,503.6	5,310.5
Gross profit		430.5	384.7	437.6
Selling, general and administrative expenses (SG&A)	15	219.0	227.3	230.7
Research and development		28.8	28.4	29.9
Amortization of intangible assets	9	15.4	29.6	25.6
Other charges (recoveries)	16	61.0	(49.9)	23.5
Earnings from operations		106.3	149.3	127.9
Finance costs	17	24.4	49.5	37.7
Earnings before income taxes		81.9	99.8	90.2
Income tax expense (recovery)	20
Current		39.7	22.8	32.9
Deferred		(56.7)	6.7	(3.3)
		(17.0)	29.5	29.6
Net earnings		$98.9	$70.3	$60.6

Basic earnings per share		$0.71	$0.54	$0.47

Diluted earnings per share		$0.70	$0.53	$0.47
Shares used in computing per share amounts (in millions):
Basic	23	139.4	131.0	129.1
Diluted	23	140.6	131.8	129.1

The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions of U.S. dollars)

		Year ended December 31
	Note	2018	2019	2020

Net earnings		$98.9	$70.3	$60.6
Other comprehensive income (loss), net of tax	14
Items that will not be reclassified to net earnings:
Losses on pension and non-pension post-employment benefit plans	19	(54.9)	(8.7)	(9.3)
Items that may be reclassified to net earnings:
Currency translation differences for foreign operations		0.1	(0.2)	4.3
Changes from currency forward derivatives designated as hedges		(15.5)	10.8	8.5
Changes from interest rate swap derivatives designated as hedges	21	(4.4)	(7.7)	(4.4)
Total comprehensive income		$24.2	$64.5	$59.7

The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in millions of U.S. dollars)

	Note	Capital stock	Treasury stock	Contributed surplus	Deficit	Accumulated other comprehensive loss (a)	Total equity
Balance — December 31, 2017		$2,048.3	$(8.7)	$863.0	$(1,525.7)	$(6.7)	$1,370.2
Capital transactions:	13
Issuance of capital stock		14.9	—	(14.5)	—	—	0.4
Repurchase of capital stock for cancellation		(109.1)	—	33.6	—	—	(75.5)
Purchase of treasury stock for stock-based plans		—	(22.4)	—	—	—	(22.4)
Equity-settled stock-based compensation (SBC)		—	10.9	24.5	—	—	35.4
Total comprehensive income:
Net earnings for 2018		—	—	—	98.9	—	98.9
Losses on pension and non-pension post-employment benefit plans	19	—	—	—	(54.9)	—	(54.9)
Currency translation differences for foreign operations		—	—	—	—	0.1	0.1
Changes from currency forward derivatives designated as hedges		—	—	—	—	(15.5)	(15.5)
Changes from interest rate swap derivatives designated as hedges		—	—	—	—	(4.4)	(4.4)
Balance — December 31, 2018		$1,954.1	$(20.2)	$906.6	$(1,481.7)	$(26.5)	$1,332.3
Capital transactions:	13
Issuance of capital stock		10.4	—	(10.4)	—	—	—
Repurchase of capital stock for cancellation		(132.4)	—	65.1	—	—	(67.3)
Purchase of treasury stock for stock-based plans		—	(9.2)	—	—	—	(9.2)
Equity-settled SBC		—	14.6	21.3	—	—	35.9
Total comprehensive income:
Net earnings for 2019		—	—	—	70.3	—	70.3
Losses on pension and non-pension post-employment benefit plans	19	—	—	—	(8.7)	—	(8.7)
Currency translation differences for foreign operations		—	—	—	—	(0.2)	(0.2)
Changes from currency forward derivatives designated as hedges		—	—	—	—	10.8	10.8
Changes from interest rate swap derivatives designated as hedges	21	—	—	—	—	(7.7)	(7.7)
Balance — December 31, 2019		$1,832.1	$(14.8)	$982.6	$(1,420.1)	$(23.6)	$1,356.2
Capital transactions:	13
Issuance of capital stock		2.2	—	(2.2)	—	—	—
Repurchase of capital stock for cancellation (b)		(0.1)	—	(15.0)	—	—	(15.1)
Purchase of treasury stock for stock-based plans		—	(19.1)	—	—	—	(19.1)
Equity-settled SBC		—	18.2	9.1	—	—	27.3
Total comprehensive income:
Net earnings for 2020		—	—	—	60.6	—	60.6
Losses on pension and non-pension post-employment benefit plans	19	—	—	—	(9.3)	—	(9.3)
Currency translation differences for foreign operations		—	—	—	—	4.3	4.3
Changes from currency forward derivatives designated as hedges		—	—	—	—	8.5	8.5
Changes from interest rate swap derivatives designated as hedges	21	—	—	—	—	(4.4)	(4.4)
Balance — December 31, 2020		$1,834.2	$(15.7)	$974.5	$(1,368.8)	$(15.2)	$1,409.0
(a)    Accumulated other comprehensive loss is net of tax. See note 14.
(b)     Includes an accrual of $15.0 for then-anticipated commitments under an automatic share purchase plan executed in December 2020 (described in note 13).
The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions of U.S. dollars)

		Year ended December 31
	Note	2018	2019	2020
Cash provided by (used in):
Operating activities:
Net earnings		$98.9	$70.3	$60.6
Adjustments to net earnings for items not affecting cash:
Depreciation and amortization		89.1	135.4	124.7
Equity-settled employee SBC	13	33.4	34.1	25.8
Other charges (recoveries) (a)	16	1.4	(86.1)	2.5
Finance costs		24.4	49.5	37.7
Income tax expense (recovery)		(17.0)	29.5	29.6
Other		(7.5)	24.2	10.0
Changes in non-cash working capital items:
Accounts receivable		(155.4)	153.7	(40.7)
Inventories		(224.0)	97.7	(99.3)
Other current assets		7.6	16.5	(0.5)
Accounts payable, accrued and other current liabilities and provisions		227.0	(158.8)	117.0
Non-cash working capital changes		(144.8)	109.1	(23.5)
Net income tax paid		(44.8)	(21.0)	(27.8)
Net cash provided by operating activities		33.1	345.0	239.6
Investing activities:
Acquisitions	3	(467.1)	2.7	—
Purchase of computer software and property, plant and equipment		(82.2)	(80.5)	(52.8)
Proceeds from sale of assets	7	3.7	116.5	1.8
Net cash provided by (used in) investing activities		(545.6)	38.7	(51.0)
Financing activities:
Borrowing under prior credit facility	12	163.0	—	—
Repayments under prior credit facility	12	(350.5)	—	—
Borrowing under current credit facility	12	759.0	48.0	—
Repayments under current credit facility	12	(1.7)	(213.0)	(121.9)
Lease payments	12	(17.0)	(38.2)	(33.7)
Issuance of capital stock	13	0.4	—	—
Repurchase of capital stock for cancellation	13	(75.5)	(67.3)	(0.1)
Purchase of treasury stock for stock-based plans	13	(22.4)	(9.2)	(19.1)
Finance costs and waiver fees paid (b)		(36.0)	(46.5)	(29.5)
Net cash provided by (used in) financing activities		419.3	(326.2)	(204.3)

Net increase (decrease) in cash and cash equivalents		(93.2)	57.5	(15.7)
Cash and cash equivalents, beginning of year		515.2	422.0	479.5
Cash and cash equivalents, end of year		$422.0	$479.5	$463.8
(a) Other charges (recoveries) in 2019 include a $102.0 gain on the sale of our Toronto real property.
(b) Finance costs paid include debt issuance costs paid of $0.6 in 2020 (2019 — $2.9; 2018 — $12.9). We paid $2.0 in fees in the fourth quarter of 2019 in connection with obtaining the Waivers (defined in note 12).
The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

1.    REPORTING ENTITY:
Celestica Inc. (Celestica) is incorporated in Ontario with its corporate headquarters located in Toronto, Ontario, Canada. Celestica’s subordinate voting shares (SVS) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE). Celestica's operating and reportable segments consist of its Advanced Technology Solutions (ATS) segment and its Connectivity & Cloud Solutions (CCS) segment. See note 26 for further detail regarding segment information.
2.    BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES:
Statement of compliance:
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements were authorized for issuance by our Board of Directors on March 11, 2021.
Functional and presentation currency:
The consolidated financial statements are presented in United States (U.S.) dollars, which is also our functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).
Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and related disclosures with respect to contingent assets and liabilities. We base our judgments, estimates and assumptions on current facts, historical experience and various other factors that we believe are reasonable under the circumstances. The economic environment could also impact certain estimates and discount rates necessary to prepare our consolidated financial statements, including significant estimates and discount rates applicable to the determination of the recoverable amounts used in the impairment testing of our non-financial assets. Our assessment of these factors forms the basis for our judgments on the carrying values of our assets and liabilities, and the accrual of our costs and expenses. Actual results could differ materially from our estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may also impact future periods.
     The coronavirus disease 2019 and related mutations (COVID-19) has created continued economic and business uncertainties. Our review of the estimates, judgments and assumptions used in the preparation of our financial statements for 2020 included consideration of actual and potential impacts due to COVID-19, including with respect to: the determination of whether indicators of impairment existed for our assets and cash generating units (CGUs1), the discount rates applied to our net pension and non-pension post-employment benefit assets and liabilities, and our eligibility for COVID-19-related government subsidies, grants and/or credits recognized during 2020 (see note 24). We also assessed the actual and potential impact of COVID-19 on the estimates, judgments and assumptions used in connection with our measurement of deferred tax assets, the credit risk of our customers and the valuation of our inventory. Any revisions to estimates, judgments or assumptions (due to COVID-19 or otherwise) may result in, among other things, write-downs or impairments to our assets or CGUs, and/or adjustments to the carrying amount of our accounts receivable (A/R) and/or inventories, or to the valuation of our deferred tax assets and/or pension assets or obligations, any of which could have a material impact on our results of operations and financial condition. However, we determined that no significant revisions to our estimates, judgments and assumptions were required for 2020 as a result of COVID-19. While we continue to believe the COVID-19 pandemic to be temporary, the situation is dynamic and the impact of COVID-19 on our results of operations and financial condition, including its impact on overall customer demand, cannot be reasonably estimated at this time. However, we continue to believe that our long-term estimates and assumptions are appropriate.
_____________________
1 CGUs are the smallest identifiable group of assets that cannot be tested individually and generate cash inflows that are largely independent of those of other assets or groups of assets, and can be comprised of a single site, a group of sites, or a line of business.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

Key sources of estimation uncertainty and judgment: We have applied significant estimates, judgments and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our determination of the timing of revenue recognition; our measurement of income taxes; the determination of our CGUs; whether events or changes in circumstances are indicators that an impairment review of our assets or CGUs should be conducted; the measurement of our CGUs' recoverable amounts, which includes estimating future growth, profitability, and discount and terminal growth rates; and the allocation of the purchase price and other valuations related to our business acquisitions.
    We describe our use of judgment and estimation uncertainties in greater detail in the accounting policies described under “Significant Accounting Policies” below.
Recently issued accounting standards and amendments:

Interest Rate Benchmark Reform (Amendments to IFRS 9 (Financial Instruments), IAS 39 (Financial Instruments: Recognition and Measurement) and IFRS 7 (Financial Instruments: Disclosures):
In September 2019, the IASB issued amendments to IFRS 9, IAS 39, and IFRS 7, effective January 1, 2020, representing phase one of its response to the effects of the Interbank Offered Rates (IBOR) reform on financial reporting. These amendments allow entities to assume that the interest rate benchmark on which hedged cash flows and hedged risk are based, and the interest rate benchmark on which the cash flows of the hedging instrument are based, are not altered as a result of IBOR reform. The amendments provide temporary relief that allows hedge accounting to continue, and any hedge ineffectiveness to continue to be recorded in the income statement, during the period of uncertainty before the replacement of existing interest rate benchmarks. The amendments apply to all hedging relationships that are directly affected by IBOR reform, and application of the relief is mandatory. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument. The relief will cease to apply when the uncertainty arising from IBOR reform is no longer present. On January 1, 2020, and in accordance with applicable transition provisions, we adopted the amendments retrospectively to hedging relationships that existed at the start of the reporting period or were designated thereafter, and we continue to apply hedge accounting to the amount in accumulated other comprehensive income (loss) (accumulated OCI) with respect to our interest rate swap cash flow hedges. The amendments also contain specific disclosure requirements for hedging relationships to which the relief is applied. See note 21(b) for disclosure of interest rate risks related to IBOR reform. The amendments did not have a significant impact on our disclosures or the amounts reported in our consolidated financial statements for the year ended December 31, 2020. We are monitoring the transition to alternative benchmark rates and assessing the potential impact on contracts and arrangements that are linked to existing interest rate benchmarks (including LIBOR).

In August 2020, the IASB issued Interest Rate Benchmark Reform-Phase 2, which amends IFRS 9, IAS 39, IFRS 7, and IFRS 16, Leases. The amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces a previous interest rate benchmark with an alternative benchmark rate as a result of IBOR reform. The phase 2 amendments are effective for the fiscal year commencing January 1, 2021. We will continue to monitor relevant developments and will evaluate the impact of the phase 2 amendments on our consolidated financial statements as more details become available.

Initial adoption and application of IFRS 16, Leases:
    Effective January 1, 2019, we adopted IFRS 16, Leases, which brought most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. IFRS 16 superseded IAS 17, Leases, and related interpretations. In connection therewith, as of such date, we recognize right-of-use (ROU) assets and related lease obligations as of the applicable lease commencement date. ROU assets represent our right to use such leased assets, and our lease obligations represent our related lease payment obligations. In adopting this standard, we applied the modified retrospective approach, permitting us to recognize the cumulative effect of such adoption as an adjustment to our opening balance sheet as of January 1, 2019, without restatement of prior period comparative information, including our 2018 statement of operations, comprehensive income and cash flows. Upon initial adoption of IFRS 16, we recognized ROU assets of $111.5 and related lease obligations of $112.0, and reduced our accrued liabilities by $0.5 on our consolidated balance sheet as of January 1, 2019. There was no net impact on our deficit as of January 1, 2019. When measuring our lease obligations, we discounted our lease payments using a weighted-average rate of 4.7% as of January 1, 2019 (representing our incremental borrowing rate as of such date). In computing the initial adjustment, we elected to apply the practical expedients

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

available under IFRS 16, and accordingly did not recognize ROU assets and related lease obligations for low-value leases, or for leases with terms of 12 months or less. We continue to expense the costs of these low-value and short-term leases in our consolidated statement of operations on a straight-line basis over the lease term. In addition, as IFRS 16 did not require us to reassess whether a contract is, or contains, a lease as of the date of initial application, we maintained the lease determinations used under previous accounting rules. The amortization of the ROU assets is recognized as a depreciation charge, and the interest expense on the related lease obligations is recognized as finance costs in our consolidated statement of operations. Prior to the adoption of IFRS 16, we recognized operating lease expenses on a straight-line basis over the lease term generally in cost of sales or SG&A in our consolidated statement of operations. There were no changes to our existing finance leases required by the adoption of IFRS 16, which we continue to capitalize at their commencement (included in property, plant and equipment on our consolidated balance sheet), and include the corresponding liability, net of finance costs, on our consolidated balance sheet (see note 12).
    The following table sets forth the adjustments to our operating lease commitments used to derive the lease obligations recognized on our initial application of IFRS 16:

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
SIGNIFICANT ACCOUNTING POLICIES:
The accounting policies below are in compliance with IFRS as issued by IASB and have been applied consistently to all periods presented in these consolidated financial statements.
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
(c)    Business combinations:
We use the acquisition method to account for any business combinations. All identifiable assets and liabilities are recorded at fair value on our consolidated balance sheet as of the acquisition date. Any goodwill that arises from business combinations is tested annually for impairment (see note 2(j)). Potential obligations for contingent consideration and other contingencies are also recorded at fair value on our consolidated balance sheet as of the acquisition date. We record subsequent changes in the fair value of such potential obligations from the date of acquisition to the settlement date in our consolidated statement of operations. We expense integration costs (for the establishment of business processes, infrastructure and information systems for acquired operations) and acquisition-related consulting and transaction costs as incurred in our consolidated statement of operations.
We use judgment to determine the estimates used to value identifiable assets and liabilities, and the fair value of potential obligations, if applicable, at the acquisition date. We may engage third parties to determine the fair value of certain inventory, property, plant and equipment and intangible assets. We use estimates to determine cash flow projections, including the period of expected future benefit, and future growth and discount rates, among other factors, to value intangible

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

assets and contingent consideration. The fair value of acquired tangible assets are measured by applying the market, cost or replacement cost, or the income approach (using discounted cash flows and forecasts by management), as appropriate. The fair value of acquired intangible assets are measured by applying the income approach using a discounted cash flow model and forecasts based on management's estimates and assumptions.

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
For our subsidiaries with a non-U.S. dollar functional currency, we translate assets and liabilities into U.S. dollars using the period-end exchange rates, and we translate revenue and expenses into U.S. dollars at the average exchange rates prevailing during the month of the transaction. We defer gains and losses arising from the translation of these operations in the foreign currency translation account included in accumulated OCI.

(e)    Cash and cash equivalents:
Cash and cash equivalents include cash on account and short-term investments with original maturities of three months or less. Cash and cash equivalents are classified as financial assets measured at fair value through profit or loss (see paragraph (o) below). These instruments are subject to an insignificant risk of change in fair value over their terms and, as a result, we carry cash and cash equivalents at cost.

(f)    Inventories:
We procure inventory and manufacture products based on specific customer orders and forecasts and value our inventory on a first-in, first-out basis at the lower of cost and net realizable value. The cost of our finished goods and work in progress includes direct materials, labor and overhead. We may require valuation adjustments if actual market conditions or demand for our customers' products or services are less favorable than originally projected. The determination of net realizable value involves significant management judgment and estimation. When estimating the net realizable value of our inventory, we consider factors such as shrinkage, the aging of and future demand for the inventory, and contractual arrangements with customers. We attempt to utilize excess inventory in other products we manufacture or return such inventory to the relevant suppliers or customers. We use future sales volume forecasts to estimate excess inventory on-hand. A change to these assumptions may impact our inventory valuation and our gross margins. Should circumstances change, we may adjust our previous write-downs in our consolidated statement of operations in the period a change in estimate occurs.
(g)    Property, plant and equipment:
We carry property, plant and equipment at cost less accumulated depreciation and accumulated impairment losses. Cost consists of expenditures directly attributable to the acquisition or construction of the asset, and costs directly attributable to bringing the asset to the condition necessary for its intended use. We capitalize the cost of an asset when the economic benefits associated with that asset are probable and when the cost can be measured reliably. We capitalize the costs of major renovations and we write-off the carrying amount of replaced assets. We expense all other maintenance and repair costs in our consolidated statement of operations as incurred. We do not depreciate land. We recognize depreciation expense on a straight-line basis over the estimated useful life of the asset as follows:

Buildings	Up to 40 years
Building/leasehold improvements	Up to 40 years or term of lease
Machinery and equipment	3 to 15 years

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

We estimate the useful life of property, plant and equipment based on the nature of the asset, historical experience, expected changes in technology, and the expected duration of related customer programs. When major components of an asset have a significantly different useful life than their primary asset, the components are accounted for and depreciated separately. We review our estimates of residual values, useful lives and the methods of depreciation annually at year end and, if required, adjust them prospectively. We determine gains and losses on the disposal or retirement of property, plant and equipment by comparing the proceeds from disposal with the carrying amount of the asset and we recognize these gains and losses in our consolidated statement of operations in the period of disposal. Also see note 2(j).
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
We expense the costs of low-value and short-term leases in our consolidated statement of operations on a straight-line basis over the lease term. Prior to the adoption of IFRS 16, we recognized operating lease expenses on a straight-line basis over the lease term generally in cost of sales or SG&A in our consolidated statement of operations.

(i)    Goodwill and intangible assets:
Goodwill:
We initially record goodwill related to acquisitions on our consolidated balance sheet in the amount of the excess of the fair value of the aggregate consideration paid or payable (including the estimated fair value of any contingent consideration) over the fair value of the identifiable net assets acquired. In subsequent reporting periods, we measure goodwill at cost less accumulated impairment losses, if any. We do not amortize goodwill. For purposes of impairment testing, we allocate goodwill to the CGU, or group of CGUs, that we expect will benefit from the related acquisition. See note 2(j).
Intangible assets:
We record intangible assets on our consolidated balance sheet at fair value on the date of acquisition. We capitalize acquired intangible assets when the economic benefits associated with the asset are probable and when the cost can be measured reliably. We estimate the useful life of intangible assets based on the nature of the asset, historical experience and the projected period of expected future economic benefits to be provided by the asset. In subsequent reporting periods, we measure intangible assets at cost less accumulated amortization and accumulated impairment losses, if any. We amortize these assets on a straight-line basis over their estimated useful lives as follows:

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
We recognize an impairment loss when the carrying amount of an asset, CGU or group of CGUs exceeds its recoverable amount. The recoverable amount of an asset, CGU or group of CGUs is measured as the greater of its expected value-in-use and its estimated fair value less costs of disposal. Determining the recoverable amount is subjective and requires management to exercise significant judgment in estimating future growth, profitability, discount and terminal growth rates, and in projecting future cash flows, among other factors. Determination of our expected value-in-use is based on a discounted cash flow analysis of the relevant asset, CGU or group of CGUs. Determining estimated fair value less costs of disposal requires valuations and use of appraisals. Future events and changing market conditions may impact our assumptions as to prices, costs or other factors that may result in changes to our estimates of future cash flows. Where applicable, we engage independent brokers to obtain market prices to estimate our real property and other asset values. We recognize impairment losses in our consolidated statement of operations. If it is determined that an impairment exists, we first allocate the impairment losses to the relevant CGU (or group of CGUs) to reduce the carrying amount of its (or their) goodwill, if any. If the goodwill is reduced to nil and the impairment losses have not been fully allocated, we then reduce the carrying amount of other assets in such CGU (or group of CGUs), generally on a pro-rata basis, until the impairment losses have been recognized in full. See notes 7, 8 and 9.
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
(k)    Provisions:
We recognize a provision for legal or constructive obligations arising from past events when the amount can be reliably estimated and it is probable that an outflow of resources will be required to settle an obligation. The nature and type of provisions vary and management judgment is required to determine the extent of an obligation and whether the outflow of resources is probable. At the end of each reporting period, we evaluate the appropriateness of the remaining balances. We may be required to adjust recorded amounts to reflect actual experience or changes in estimates in future periods.
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

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

The recognition of restructuring charges requires management to make certain judgments and estimates regarding the nature, timing and amounts associated with our restructuring actions. Our assumptions include the timing of employee terminations, the measurement of termination costs, any anticipated sublease recoveries from exited sites, and the timing of disposition and estimated fair values less costs of disposal for assets we no longer use and which are available for sale. We develop detailed plans and record termination costs in the period the employees are informed of their termination. For owned sites and equipment that are no longer in use and are available for sale, we recognize an impairment loss based on their estimated fair value less costs of disposal, with estimated fair value based on market prices for similar assets. We may engage third parties to assist in the determination of the estimated fair values less costs of disposal for these assets. For leased sites that we intend to exit in connection with restructuring activities, we assess the recoverability of our ROU assets, and write down such assets (recorded as restructuring charges) if the carrying value exceeds any estimated sublease recoveries. To estimate future sublease recoveries, we may engage independent brokers to determine the estimated tenant rents we can expect to realize. At the end of each reporting period, we evaluate the appropriateness of our restructuring charges and balances. We may be required to adjust recorded amounts to reflect actual experience or changes in estimates for future periods. See note 16(a).
Legal and other contingencies:
In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including, but not limited to, environmental, labor, product, customer disputes, and other matters. The filing of a suit or formal assertion of a claim does not automatically trigger a requirement to record a provision. We record a provision for loss contingencies, including legal claims, based on management’s estimate of the probable outcome. Judgment is required when there is a range of possible outcomes. Management considers the degree of probability of the outcome and the ability to make a reasonable estimate of the loss. We may also use third party advisors in making our determination. The ultimate outcome, including the amount and timing of any payments required, may vary significantly from our original estimates. Potential material legal and other material contingent obligations that have not been recognized as provisions, as the outcome is remote or not probable, or the amount cannot be reliably estimated, are disclosed as contingent liabilities. See note 25.
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
Under defined benefit plans, our obligation is to provide an agreed-upon benefit to specified plan participants. We remain exposed to the actuarial and investment risks with respect to defined benefit plans. Our obligation is actuarially determined using the projected unit credit method, based on service and management’s estimates. Actuarial valuations require management to make judgments and estimates relating to salary escalation, compensation levels at the time of retirement, retirement ages, the discount rate used in measuring the net interest on the net defined benefit asset or liability, and expected healthcare costs (as applicable). These actuarial assumptions could change from period-to-period and actual

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

results could differ materially from the estimates originally made by management. We evaluate our assumptions on a regular basis, taking into consideration current market conditions and historical data. Market-driven changes may affect the actual rate of return on plan assets compared to our assumptions, as well as our discount rates and other variables which could cause actual results to differ materially from our estimates. Changes in assumptions could impact our defined benefit pension plan valuations and our future defined benefit pension expense and required funding.
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
We recognize past service costs or credits arising from plan amendments, whether vested or unvested, immediately in our consolidated statement of operations. We determine the net interest expense (income) on the net defined benefit liability (asset) for each year by applying the discount rate used to measure the defined benefit obligation at the beginning of the year to the net defined benefit liability (asset) position, taking into account any changes in the net defined benefit liability (asset) during the year as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in our consolidated statement of operations. The difference between the interest income on plan assets and the actual net return on plan assets is included in the re-measurement of the net defined benefit liability (asset). We recognize actuarial gains and losses on plan assets or obligations, as well as any year-over-year change in the impairment of the balance sheet position in OCI and we reclassify the amounts to deficit. Curtailment gains or losses may arise from significant changes to a plan. We record curtailment gains or losses in our consolidated statement of operations when the curtailment occurs.
To mitigate the actuarial and investment risks of our defined benefit pension plans, we from time to time purchase annuities (using existing plan assets) from third party insurance companies for certain, or all, plan participants. The purchase of annuities by the pension plan substantially hedges the financial risks associated with the related pension obligations. Where the annuities are purchased on behalf of, and held by the pension plan, the relevant employer retains the ultimate responsibility for the payment of benefits to plan participants, and we retain the pension assets and liabilities on our consolidated balance sheet. Our annuity purchases have resulted (and future annuity purchases may result) in losses, due to a reduction in the value of the plan assets relative to plan obligations as of the date of the annuity purchase. We record these non-cash losses in OCI on our consolidated balance sheet and simultaneously reclassify such amounts to deficit in the same period. Alternatively, where we purchase annuities from insurance companies on behalf of applicable plan participants with the intention of winding-up the relevant plan in the future (with the expectation of transferring the annuities to the individual plan members), the insurance company assumes responsibility for the payment of benefits to the relevant plan participants once the wind-up is complete. In this case, settlement accounting is applied to the purchase of the annuities and the loss (if any) is recorded in other charges in our consolidated statement of operations. In addition, both the pension assets and liabilities will be removed from our consolidated balance sheet once the wind-up of the plan is complete.

Stock-based compensation (SBC):
We generally grant restricted share units (RSUs) and performance share units (PSUs), and from time to time grant stock options, to employees under our SBC plans (no stock options have been granted after 2015). Stock options and RSUs vest in installments over the vesting period. Stock options generally vest 25% per year over a four-year period, and RSUs generally vest one-third per year over a three-year period. We treat each installment under a grant of stock options and RSUs as a separate grant in determining the compensation expense. PSUs vest at the end of their respective terms, generally three years from the grant date, to the extent that specified performance conditions have been met.
Stock options:
Stock options are exercisable for SVS. We recognize the grant date fair value of stock options granted to employees as compensation expense in our consolidated statement of operations, with a corresponding charge to contributed surplus on our consolidated balance sheet, over the vesting period. We adjust compensation expense to reflect the estimated number of options we expect to vest at the end of the vesting period. When options are exercised, we credit the proceeds to capital stock

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

on our consolidated balance sheet. We measure the fair value of stock options using the Black-Scholes option pricing model. Measurement inputs include the price of our SVS on the grant date, the exercise price of the stock option, and our estimates of the following: expected price volatility of our SVS (based on weighted average historic volatility), weighted average expected life of the stock option (based on historical experience and general option-holder behavior), and the risk-free interest rate.
RSUs:
The cost we record for RSUs is based on the market value of our SVS at the time of grant. We amortize the cost of RSUs to compensation expense in our consolidated statement of operations, with a corresponding charge to contributed surplus on our consolidated balance sheet, over the vesting period. Unless a grantee has been authorized, and elects, to settle RSUs in cash, we intend to settle these awards with SVS purchased in the open market by a broker, or issued from treasury.
PSUs:
The number of PSUs that will actually vest will vary from 0% to 200% of a target amount granted, based on the level of achievement of a pre-determined non-market performance measurement in the final year of the three-year performance period, subject to modification by each of a separate pre-determined non-market financial target, and our relative total shareholder return (TSR), a market performance condition, compared to a pre-defined group of companies over the three-year performance period. The cost we record for PSUs is based on our estimate of the outcome of the applicable performance conditions. The grant date fair value of the non-TSR-based performance measurement and modifier is based on the market value of our SVS at the time of grant and is subject to adjustment in subsequent periods to reflect changes in the estimated level of achievement related to the applicable performance condition. The grant date fair value of the TSR modifier is based on a Monte Carlo simulation model. We recognize compensation expense in our consolidated statement of operations on a straight-line basis over the requisite service period and we reduce this expense for the estimated PSU awards that are not expected to vest because the employment conditions are not expected to be satisfied. Unless a grantee has been authorized, and elects, to settle PSUs in cash, we intend to settle these awards with SVS purchased in the open market by a broker or issued from treasury.

Deferred Share Units (DSUs):
    The compensation of our Board of Directors is comprised of annual Board and Board Chair retainer fees, annual standing Board committee Chair retainer fees (where applicable), and travel fees (which have been temporarily suspended since March 2020, as meetings of the Board of Directors and its committees have been held virtually as a result of COVID-19) (collectively, Annual Fees) payable in quarterly installments in arrears.* In 2018, directors were required to elect to have either 75% or 100% of their Annual Fees paid in DSUs. Commencing January 1, 2019, directors must elect to receive 0%, 25% or 50% of their Annual Fees in cash, with the balance in DSUs, until such director satisfies the requirements of the Company's Director Share Ownership Guidelines. Once a director has satisfied such requirements, the director may then elect to receive 0%, 25% or 50% of their Annual Fees in cash, with the balance either in DSUs or in RSUs (if no election is made, 100% of such director's Annual Fees will be paid in DSUs). The number of DSUs or RSUs we grant is determined by dividing the elected percentage of the dollar value of the Annual Fees earned in the quarter by the closing price of our SVS on the NYSE on the last business day of such quarter. Each DSU represents the right to receive one SVS or an equivalent value in cash after the individual ceases to serve as a director, and is neither an employee of the Company, nor a director or employee of any corporation that does not deal at arm's length with the Company (Retires). DSUs granted prior to January 1, 2007 may be settled with SVS issued from treasury or purchased in the open market, or with cash (at the discretion of the Company). DSUs granted after January 1, 2007 for director compensation may only be settled with SVS purchased in the open market, or with cash (at the discretion of the Company). RSUs granted to directors vest ratably over a three-year period and are governed by the terms of our Long-Term Incentive Plan (LTIP). Each vested RSU entitles the holder thereof to one SVS; however, if permitted by the Company under the terms of the grant, a director may elect to receive a payment of cash in lieu of SVS. Unvested RSUs will vest immediately on the date the director Retires. We expense the cost of director compensation through SG&A in our consolidated statement of operations in the period the services are rendered.

* Mr. Popatia is an officer of Onex Corporation (Onex) and does not receive compensation as a director of the Company; however, Onex receives compensation for providing his services as a director, payable in DSUs in equal quarterly installments in arrears. The number of DSUs is determined using the closing price of the SVS on the NYSE on the last day of the fiscal quarter in respect of which the installment is to be credited.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

(m)    Deferred financing costs:
Deferred financing costs consist of costs relating to the establishment or amendment of our credit facility (including in connection with subsequent security arrangements). We defer financing costs related to our revolving facility as other assets on our consolidated balance sheet, and amortize these costs in our consolidated statement of operations on a straight-line basis over the term of the revolving facility (or the remainder of the term for subsequent security arrangements). We record financing costs relating to the issuance of our term loans as a reduction to the cost of the related debt (see note 12), which we amortize in our consolidated statement of operations using the effective interest rate method over the term of the related debt or when the debt is retired, if earlier.

(n)    Income taxes:
Our income tax expense for a reporting period is comprised of current and deferred income taxes. Current income taxes and deferred income taxes are recognized in our consolidated statement of operations, except to the extent that they relate to items recognized in OCI or directly in equity, in which case the taxes are recognized in OCI or directly in equity, respectively.
In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain until we resolve it with the relevant tax authority, which may take many years. The final tax outcome of these matters may be different from the estimates management originally made in determining our tax provision. Management periodically evaluates the positions taken in our tax returns where applicable tax rules are subject to interpretation. We establish provisions related to tax uncertainties where appropriate, based on our estimate of the amount that ultimately will be paid to or received from the tax authorities. We recognize accrued interest and penalties relating to tax uncertainties in current income tax expense. The various judgments and estimates used by management in establishing provisions related to tax uncertainties can significantly affect the amounts we recognize in our consolidated financial statements.
We use the liability method of accounting for deferred income taxes. Under this method, we recognize deferred income tax assets and liabilities for future income tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, and on unused tax losses and tax credit carryforwards. We measure deferred income taxes using tax rates and laws that have been enacted or substantively enacted at the reporting date and that we expect will apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. We recognize deferred income tax assets to the extent we believe it is probable, based on management’s estimates, that future taxable profit will be available against which the deductible temporary differences as well as unused tax losses and tax credit carryforwards can be utilized. Estimates of future taxable profit in different tax jurisdictions are an area of estimation uncertainty. We review our deferred income tax assets at each reporting date and reduce them to the extent we determine it is no longer probable that we will realize the related tax benefits. Such reductions are reversed if we determine that the probability of future taxable profits has improved. Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used. We recognize the effect of a change in income tax rates in the period of enactment or substantive enactment.
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
(o)    Financial assets and financial liabilities:
We recognize financial assets and financial liabilities initially at fair value and subsequently measure these at either fair value or amortized cost based on their classification as described below. Also see note 2(q), “Impairment of financial assets.”

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

Fair value through profit or loss (FVTPL):
Financial assets and any financial liabilities that we purchase or incur, respectively, with the intention of generating earnings in the near term, and derivatives other than cash flow hedges, are classified as FVTPL. This category includes short-term investments in money market funds (if applicable) that we group with cash equivalents, and derivative assets and derivative liabilities that do not qualify for hedge accounting. For investments that we classify as FVTPL, we initially recognize such financial assets on our consolidated balance sheet at fair value, and recognize subsequent changes in our consolidated statement of operations (unless they relate to effective hedging relationships for accounting purposes, in which case the subsequent changes are recorded in OCI). See note 2(p). We expense transaction costs related to financial instruments classified as FVTPL as incurred in our consolidated statement of operations. We do not currently hold any liabilities designated as FVTPL.

Amortized cost:
Financial assets that we hold with the intention of collecting the contractual cash flows (in the form of payment of principal and related interest) are measured at amortized cost, and include our A/R, term deposits and non-customer receivables. We initially recognize the carrying amount of such assets on our consolidated balance sheet at fair value plus directly attributable transaction costs, and subsequently measure these at amortized cost using the effective interest rate method, less any impairment losses. Financial liabilities that are not classified as FVTPL include our accounts payable (A/P), the majority of our accrued liabilities and certain other provisions, as well as borrowings under our credit facility, including our term loans. We record these financial liabilities at amortized cost on our consolidated balance sheet.

(p)    Derivatives and hedge accounting:
    We enter into forward exchange and swap contracts to hedge the cash flow risk associated with firm purchase commitments and forecasted transactions in foreign currencies that we consider to be highly probable, and to hedge foreign-currency denominated balances. We use estimates to forecast future cash flows and the future financial position of net monetary assets or liabilities denominated in foreign currencies. We enter into interest rate swap agreements to mitigate a portion of the interest rate risk on our term loan borrowings. We apply hedge accounting to those hedge relationships that are considered effective. Management assesses the effectiveness of hedges by comparing actual outcomes against our estimates on a regular basis. Subsequent revisions in estimates of future cash flow forecasts, if significant, may result in the discontinuation of hedge accounting for that hedge. We do not enter into derivative contracts for speculative purposes.

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

Forward exchange and swap contracts that are not effective hedges for accounting purposes are marked to market each period, resulting in a gain or loss in our consolidated statement of operations. We measure all derivative contracts at fair value on our consolidated balance sheet. The majority of our derivative assets and liabilities arise from the foreign currency forward and swap contracts and interest rate swaps that we designate as cash flow hedges. In a cash flow hedge, we defer the changes in the fair value of the hedging derivative, to the extent effective, in accumulated OCI until we recognize the hedged item in our consolidated statement of operations. Any cash flow hedge ineffectiveness is recognized in our consolidated statement of operations immediately. For hedging instruments that we discontinue before the end of the original hedge term, we amortize the unrealized hedge gain or loss in accumulated OCI to our consolidated statement of operations over the remaining term of the hedging relationship or when the hedged item is recognized in net income, if this occurs prior to the end of the original term of the hedging relationship. If the hedged item ceases to exist before the end of the original hedge term, we recognize the unrealized hedge gain or loss in accumulated OCI immediately in our consolidated statement of operations. For our current foreign currency forward and swap cash flow hedges, the majority of the underlying expenses we hedge are for inventory, labour and facility costs, which are included in cost of sales in our consolidated statement of operations. For our interest rate swap agreements, the underlying interest expenses that we hedge are included in finance costs in our consolidated statement of operations.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

We value our derivative assets and liabilities based on inputs that are either readily available in public markets or derived from information available in public markets. The inputs we use include discount rates, forward exchange rates, interest rate yield curves and volatility, and credit risk adjustments. Changes in these inputs can cause significant volatility in the fair value of our financial instruments.

(q)    Impairment of financial assets:
We review financial assets for impairment at each reporting date. Financial assets are deemed to be impaired when objective evidence resulting from one or more events subsequent to the initial recognition of the asset indicates the estimated future cash flows of the asset have decreased. We use a forward-looking expected credit loss (ECL) model in determining our allowance for doubtful accounts as it relates to trade receivables, contract assets (under IFRS 15, Revenue from Contracts with Customers), and other financial assets. Our allowance is based on historical experience, and includes consideration of the aging of the balances, the customer's creditworthiness, current economic conditions, expectation of bankruptcies, and political and economic volatility in the markets/location of our customers, among other factors. We measure an impairment loss as the excess of the carrying amount over the present value of the estimated future cash flows discounted using the financial asset’s original discount rate, and we recognize this loss in our consolidated statement of operations. A financial asset is written-off or written-down to its net realizable value as soon as it is known to be impaired. We adjust previous write-downs to reflect changes in estimates or actual experience.
(r)    Revenue and deferred investment costs:
We derive the majority of our revenue from the sale of electronic products we manufacture and services we provide to customer specifications. We recognize revenue from the sale of products and services rendered when our performance obligations have been satisfied or when the associated control over the products has passed to the customer and no material uncertainties remain as to the collection of our receivables. Where the products are custom-made to meet a customer's specific requirements, and such customer is obligated to compensate us for the work performed to date, we recognize revenue over time as production progresses to completion, or as services are rendered. We generally estimate revenue for our work in progress based on costs incurred to date plus a reasonable profit margin for eligible products for which we do not have alternative uses. For other contracts that do not qualify for revenue recognition over time, we recognize revenue at the point in time where control is passed to the customer, which is generally upon shipment when no further performance obligation remains except for our standard manufacturing or service warranties. We apply significant estimates, judgment and assumptions in interpreting our customer contracts, determining the timing of revenue recognition and measuring work in progress. As our invoices are typically issued at the time of the delivery of final products to the customers, the earlier recognition of revenue on certain custom-made products has resulted in unbilled contract assets which we include in A/R on our consolidated balance sheet.
We record certain investment costs, comprised of contract acquisition or fulfillment costs, to the extent we consider the recoverability of these costs probable, in other current and non-current assets on our consolidated balance sheet. We subsequently amortize these investment costs over the projected period of expected future economic benefits, or as recoveries are realized, from the new contracts. We monitor these deferred costs for potential impairment on a regular basis.
(s)    Government Subsidies:
We receive governmental subsidies, grants and credits (collectively, Subsidies), from time to time related to operating expenditures or equipment purchases. We recognize such Subsidies when there is reasonable assurance that we qualify for, and have complied with the conditions of, the Subsidy, and that the Subsidy will be received. If we receive a Subsidy but cannot reasonably assure that we have complied with its conditions, we will defer recognition of the Subsidy and record a liability on our consolidated balance sheet until the conditions are fulfilled. For Subsidies that relate to operating expenditures, we recognize the Subsidy as a reduction to the expenditure that the Subsidy was intended to offset, in the period the cost is incurred or when the conditions are fulfilled if they were not met when the costs were incurred. For Subsidies that relate to the purchase of equipment, we reduce the cost of the asset in the period the cost is incurred or when the conditions are fulfilled if they were not met when the costs were incurred, and we calculate amortization on the net amount. See note 24.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

3.    ACQUISITIONS:

    In 2018, we completed the acquisitions of Atrenne Integrated Solutions, Inc. (Atrenne) and Impakt Holdings, LLC (Impakt). The final purchase price for Atrenne was $140.3, net of cash acquired. The original Atrenne purchase price was reduced by $1.4 in connection with a working capital adjustment finalized in the first quarter of 2019 (Q1 2019). The final purchase price for Impakt was $324.1, net of cash acquired. The original Impakt purchase price was reduced by $1.3 in connection with a working capital adjustment finalized in the third quarter of 2019 (Q3 2019). These acquisitions were financed with borrowings under our applicable credit facility.
Acquired assets and liabilities are recorded on our consolidated balance sheet at their fair values as of the date of acquisition. Details of our final purchase price allocation for these acquisitions are as follows:

	Atrenne	Impakt
Current assets (1), net of cash acquired ($1.1 for Atrenne and $5.9 for Impakt)	$31.5	$49.2
Property, plant and equipment and other long-term assets	7.8	20.6
Customer intangible assets and computer software assets	51.0	219.3
Goodwill (2)	62.6	112.6
Current liabilities	(8.5)	(25.8)
Deferred income taxes and other-long-term liabilities	(4.1)	(51.8)
	$140.3	$324.1
(1) In connection with our purchase of Atrenne in the second quarter of 2018, we recorded a $1.6 fair value adjustment to write up the value of the acquired inventory as of the acquisition date, representing the difference between the inventory's cost and its fair value, and recognized the full $1.6 adjustment through cost of sales, as all such acquired inventory was sold during that quarter.
(2) The goodwill from these acquisitions (each attributable to our ATS segment) arose primarily from the specific knowledge and capabilities of the acquired workforce and expected synergies from the combinations of our operations and was not tax deductible.

    We incur consulting, transaction and integration costs relating to potential and completed acquisitions. We also incurred $2.2 of charges in 2019 related to the subsequent re-measurement of indemnification assets recorded in connection with our Impakt acquisition. Collectively, these costs and charges are referred to as Acquisition Costs. We recorded $0.2 and $1.7 of Acquisition Costs in 2020 and 2019, respectively, related to potential acquisitions (2018 — $11.0 for potential and completed acquisitions) in other charges in our consolidated statement of operations.

4.    ACCOUNTS RECEIVABLE:
A/R sales program and supplier financing programs (SFPs):
Our previous agreement (Prior Program) to sell up to $250.0 in A/R on an uncommitted basis (subject to pre-determined limits by customer) to two third-party banks was scheduled to expire in November 2019, but was extended to January 15, 2020 pursuant to its terms, at which time it expired. Based on a review of our then-requirements, we reduced the sales program limit from $250.0 to $200.0 during the extension period.

We entered into an agreement, effective March 2020, with a third-party bank to sell up to $300.0 in A/R on an uncommitted basis, subject to pre-determined limits by customer. This agreement provides for a one-year term, with automatic annual one-year extensions, and may be terminated at any time by the bank or by us upon 3 months’ prior notice, or by the bank upon specified defaults. This agreement was automatically extended in March 2021. We are required to comply with covenants including those relating to the fulfillment of payment obligations and restrictions on the sale, assignment or creation of liens with respect to sold A/R. Under our A/R sales programs, we continue to collect cash from our customers and remit amounts collected to the bank weekly.

In addition, we participate in two SFPs (one with a CCS segment customer, and commencing in the fourth quarter of 2019 (Q4 2019), one with an ATS segment customer), pursuant to which we sell A/R from the relevant customer to third-party banks on an uncommitted basis. The SFPs have an indefinite term and may be terminated at any time by the customer

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

or by us upon specified prior notice. Under our SFPs, the third-party banks collect the relevant receivables directly from the customers.
At December 31, 2020, we sold $119.7 of A/R under our current A/R sales program (December 31, 2019 — $90.6 under the Prior Program) and $65.3 of A/R (December 31, 2019 — $50.4) under the SFPs. We utilize the SFPs to substantially offset the effect of extended payment terms required by these customers on our working capital for the period.
    The A/R sold under these programs are de-recognized from our A/R balance, and the proceeds are reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the A/R to the banks. A/R are sold net of discount charges, which are recorded as finance costs in our consolidated statement of operations.
Contract assets:
At December 31, 2020, our A/R balance included $231.8 of contract assets recognized as revenue under IFRS 15 (December 31, 2019 — $226.7).

5.    INVENTORIES:
Inventories are comprised of the following:

	December 31
	2019	2020

Raw materials	$868.3	$956.2
Work in progress	77.1	71.5
Finished goods	46.8	63.8
	$992.2	$1,091.5

We record inventory provisions, net of valuation recoveries, in cost of sales. Inventory provisions reflect write-downs in the value of our inventory to net realizable value, and valuation recoveries primarily reflect realized gains on the disposition of previously written-down inventory. During 2020, we recorded net inventory provisions of $17.0, split approximately evenly between our CCS and ATS segments. During 2019, we recorded net inventory provisions of $4.1, comprised of new provisions (approximately two-thirds of which related to specified aged inventory in our ATS segment), partially offset by $5.8 of valuation recoveries (split relatively equally between our segments) recorded in Q4 2019. Our net inventory provisions for 2018 of $13.5 were primarily due to increases in our overall aged inventory levels as compared to 2017, more than half of which related to customers in our ATS segment, comprised of new provisions which were partially offset by $4.6 of valuation recoveries recorded in the fourth quarter of 2018. We regularly review the estimates and assumptions we use to value our inventory through analysis of historical performance, current conditions and future expectations.
    Certain of our contracts provide for customer cash deposits to cover our risk of excess and obsolete inventory and/or for working capital requirements. Such deposits as of December 31, 2020 totaled $174.7 (December 31, 2019 — $121.9), and were recorded in accrued and other current liabilities on our consolidated balance sheet.

6.    ASSETS CLASSIFIED AS HELD FOR SALE:
From time to time, in connection with our restructuring actions, we reclassify certain assets as held for sale. Assets are reclassified at the lower of their carrying value and estimated fair value less costs of disposal at the time of reclassification. At December 31, 2020, we had no assets classified as held for sale (December 31, 2019 — $0.7, consisting of equipment in Europe). We sold our Toronto real property (previously classified as held for sale) in March 2019, and we reclassified the land and building we own in Europe (totaling $12.9) to property, plant and equipment as of December 31, 2019. See note 7.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

7.    PROPERTY, PLANT AND EQUIPMENT:
    Property, plant and equipment are comprised of the following:

	2019
	Cost	Accumulated Depreciation and Impairment	Net Book Value
Land	$35.6	$12.0	$23.6
Buildings including improvements	351.7	197.1	154.6
Machinery and equipment	720.8	544.0	176.8
	$1,108.1	$753.1	$355.0

	2020
	Cost	Accumulated Depreciation and Impairment	Net Book Value
Land	$36.2	$12.0	$24.2
Buildings including improvements	360.6	210.2	150.4
Machinery and equipment	721.8	563.9	157.9
	$1,118.6	$786.1	$332.5

The following table details the changes to the net book value of property, plant and equipment for the years indicated:

	Note	Land	Buildings including Improvements	Machinery and Equipment	Total
Balance — January 1, 2019		$14.8	$157.5	$193.0	$365.3
Transferred from assets held for sale	6	11.2	1.7	—	12.9
Additions		—	21.7	55.1	76.8
Acquisitions through business combinations(i)	3	—	—	(0.3)	(0.3)
Depreciation		—	(20.1)	(53.2)	(73.3)
Write-down of assets and other disposals(ii) (iii)		(2.5)	(6.1)	(17.6)	(26.2)
Foreign exchange and other		0.1	(0.1)	(0.2)	(0.2)
Balance — December 31, 2019		23.6	154.6	176.8	355.0
Additions		—	16.9	34.5	51.4
Depreciation		—	(20.9)	(47.9)	(68.8)
Write-down of assets and other disposals (iii)		—	(0.9)	(4.3)	(5.2)
Foreign exchange and other		0.6	0.7	(1.2)	0.1
Balance — December 31, 2020		$24.2	$150.4	$157.9	$332.5
(i)    Adjustments were made in 2019 to reflect the fair value of assets acquired in connection with our Impakt acquisition.
(ii)    Includes the disposal of our Toronto real property in March 2019. See "Toronto Real Property and Related Transactions" below.
(iii)    Includes the write-down of equipment primarily related to our capital equipment business in 2019 and disengaged programs in 2019 and 2020 (recorded in each case as restructuring charges), as described in note 16(a).
We review the carrying amount of property, plant and equipment for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount of such assets (or the related CGU or CGUs) may not be recoverable. If any such indication exists, we test the carrying amount of such assets or CGUs for impairment. We did not identify any triggering event during the course of 2018 to 2020 indicating that the carrying amount of such assets or related CGUs may not be recoverable. However, we recorded restructuring charges: (i) in 2018, to reflect losses on the sale of surplus equipment; (ii) in 2019, to write-down certain equipment primarily related to our capital equipment business and

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

disengaged programs and (iii) in 2020, to write-down certain equipment related to disengaged programs, in each case in connection with our restructuring activities described in note 16(a).
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
    On March 7, 2019, we completed the sale of our Toronto real property and received total additional proceeds of $113.0 (Toronto Proceeds). We recorded a gain of $102.0 (Property Gain) on such sale in other charges (recoveries) during Q1 2019 (see note 16(c)). There was no net tax impact in connection with this sale, as the gain was offset by previously unrecognized tax losses.
    We completed the relocation of our Toronto manufacturing operations in February 2019 under a long-term lease executed in November 2017. We also entered into a 10-year lease in March 2019 with the Assignee for our new corporate headquarters, to be built by the Assignee on the site of our former location (see note 25). In connection therewith, we completed the temporary relocation of our corporate headquarters in the second quarter of 2019 while our new corporate headquarters is under construction. In connection with such relocations, we capitalized building improvements and equipment costs related to our new manufacturing site (nil in 2020; $1.2 in 2019; approximately $15 in 2018) and our temporary corporate headquarters (nil in 2020; $5.0 in 2019; nil in 2018), and incurred transition-related costs (nil in 2020; $3.8 in 2019; $13.2 in 2018) which we recorded in other charges. Transition costs consist of direct relocation and duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition periods, as well as cease-use costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations.

8.    RIGHT-OF-USE ASSETS:

    The following table details the changes to the net book value of ROU assets during the periods shown:

	Land	Buildings	Other	Total
Balance — January 1, 2019	$7.3	$103.5	$0.7	$111.5
Additions (i)	—	27.5	2.1	29.6
Depreciation	(0.6)	(31.6)	(0.3)	(32.5)
Write-down of assets and lease terminations(ii)	—	(4.7)	—	(4.7)
Foreign exchange and other	0.3	—	(0.1)	0.2
Balance — December 31, 2019	7.0	94.7	2.4	104.1
Additions(i)	0.7	26.9	0.3	27.9
Depreciation	(0.6)	(29.2)	(0.5)	(30.3)
Write-down of assets and lease terminations(ii)	—	(1.1)	—	(1.1)
Foreign exchange and other	—	0.4	—	0.4
Balance — December 31, 2020	$7.1	$91.7	$2.2	$101.0
(i)    Additions represent new leases and lease renewals as result of extension of lease terms. Additions for 2020 were reduced by $4.2 in tenant improvement allowances that we received in connection with a new building lease for one of our Atrenne sites.
(ii)    During 2020, we recorded $1.1 (2019 — $1.0) (in each case as restructuring charges) to write down certain ROU assets in connection with restructuring actions pertaining to vacated properties, resulting in part from certain sublet recoveries that were lower than the carrying value of the related leases (Sublet Losses). See note 16(a). During 2019, we also terminated several leases in connection with restructuring actions and de-recognized $3.7 of ROU assets in connection therewith.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

    We review the carrying amount of ROU assets for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount of such assets (or the related CGU or CGUs) may not be recoverable. If any such indication exists, we test the carrying amount of such assets or CGUs for impairment. We did not identify any triggering event during the course of 2019 or 2020 indicating that the carrying amount of our ROU assets or related CGUs may not be recoverable. However, we recorded non-cash restructuring charges in 2019 and 2020 to write-down certain ROU assets related to vacated properties (resulting in part from Sublet Losses, defined in footnote (ii) above) in connection with our restructuring activities, as described in note 16(a).
9.    GOODWILL AND INTANGIBLE ASSETS:
Goodwill and intangible assets are comprised of the following:

	2019
	Cost	Accumulated Amortization and Impairment	Net Book Value
Goodwill	$253.7	$55.4	$198.3

Intellectual property	$111.3	$111.3	$—
Other intangible assets	503.2	260.9	242.3
Computer software assets	291.1	282.1	9.0
	$905.6	$654.3	$251.3

	2020
	Cost	Accumulated Amortization and Impairment	Net Book Value
Goodwill	$254.0	$55.4	$198.6

Intellectual property	$111.3	$111.3	$—
Other intangible assets	503.2	282.6	220.6
Computer software assets	294.4	285.6	8.8
	$908.9	$679.5	$229.4
The following table details the changes to the net book value of goodwill and intangible assets for the years indicated:

	Note	Goodwill	Other Intangible Assets	Computer Software Assets	Total
Balance — January 1, 2019		$198.4	$269.8	$13.8	$482.0
Additions		—	—	1.8	1.8
Adjustment through business combinations(i)	3	—	(3.0)	(0.7)	(3.7)
Amortization		—	(24.6)	(5.0)	(29.6)
Write-down of assets		—	—	(0.8)	(0.8)
Foreign exchange and other		(0.1)	0.1	(0.1)	(0.1)
Balance — December 31, 2019		198.3	242.3	9.0	449.6
Additions		—	—	3.5	3.5
Amortization		—	(21.8)	(3.8)	(25.6)
Foreign exchange and other		0.3	0.1	0.1	0.5
Balance — December 31, 2020		$198.6	$220.6	$8.8	$428.0
(i)    Adjustments were made in 2019 to reflect the fair value of assets acquired in connection with our Impakt acquisition.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

We review the carrying amount of goodwill and intangible assets for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount of such assets (or the related CGU or CGUs) may not be recoverable. If any such indication exists, we test the carrying amount of such assets or CGUs for impairment. No triggering events occurred during 2018 to 2020. However, we recorded restructuring charges during such period to reflect the write-down of certain equipment and ROU assets, and losses on the sale of certain surplus equipment, in each case in connection with our restructuring activities. See note 16(a). In addition to an assessment of triggering events during the year, we conduct an Annual Impairment Assessment of CGUs with goodwill in the fourth quarter of each year. We recorded no impairment charges against goodwill or intangible assets during 2018 to 2020 as a result of our 2018, 2019 or 2020 Annual Impairment Assessments.

    For our Annual Impairment Assessments, we used cash flow projections based primarily on our plan for the following year, our three-year strategic plan, and other financial projections. Our plans, which are primarily based on financial projections submitted by our subsidiaries along with input from our customer teams, are reviewed by various levels of management as part of our annual planning cycle. Our three-year strategic plan and other financial projections were presented to our Board of Directors in July 2020. Our plan for 2021 was approved by management and presented to our Board of Directors in December 2020.
    Determining the recoverable amount of a CGU is subjective and requires management to exercise significant judgment in estimating future growth, profitability, discount and terminal growth rates, among other factors. The assumptions used in our 2020 Annual Impairment Assessment were determined based on past experiences adjusted for expected changes in future conditions. Where applicable, we also engaged independent brokers to obtain market prices to estimate our real property and other asset values. For our 2020 Annual Impairment Assessment, we used cash flow projections over a 5-year period, and applied a perpetuity growth rate of 2% thereafter (consistent with long-term inflation guidance).
    Our goodwill balance at December 31, 2020 was $198.6 (December 31, 2019 — $198.3; December 31, 2018 — $198.4). At such date, our Capital Equipment CGU consisted of $112.8 of goodwill attributable to our November 2018 acquisition of Impakt and $19.5 attributable to prior acquisitions; our Aerospace and Defense (A&D) CGU consisted of goodwill of $3.7 attributable to our November 2016 acquisition of Lorenz, Inc. and Suntek Manufacturing Technologies, SA de CV (Karel Manufacturing); and our Atrenne CGU consisted of goodwill of $62.6 attributable to our April 2018 acquisition of Atrenne. See note 3.
    We used the following assumptions for purposes of our Annual Impairment Assessments of goodwill for the periods shown:

Assumption	Capital Equipment CGU	A&D CGU	Atrenne CGU
Annual revenue growth rate(1)	2020 — 13% over 5 year period; 2019 — 13% over 5 year period; 2018 — 4% over 5 year period	2020 — 8% growth over 5 year period; 2019 — modest growth over 5 year period; 2018 — modest growth over 5 year period	2020 — 9% over 5 year period; 2019 — 4% over 5 year period; 2018 — 12% over 4 year period
Average annual margins	2020 — above company margins; 2019 — above company margins; 2018 — above company margins	2020 — slightly above company margins; 2019 — slightly above company margins; 2018 — slightly above company margins	2020 — above company margins; 2019 — above company margins; 2018 — above company margins
Discount rate	2020 — 12%; 2019 — 13%; 2018 — 13%	2020 — 11%; 2019 — 10%; 2018 — 11%	2020 — 10%; 2019 — 10%; (2) 2018 — 13%
(1)     Supported by recent business awards, the expectation of future new business awards, and growth due to our acquisitions.
(2)    The decrease in the discount rate from 2018 to 2019 used for our Atrenne CGU was supported by the then-overall decrease in our weighted average cost of capital, as well as the CGU's strong performance.

    Future growth in revenue and margins for these CGUs is supported by new business awarded recently, customer forecasts, assumptions for additional future program wins based on our current revenue pipeline, margin improvements based on recent restructuring actions, and external industry outlooks. Assumptions for our Capital Equipment CGU for our 2020 Annual Impairment Assessment reflect the recovery of, and demand strength (including from new programs) in, our semiconductor business in 2020 (which is expected to continue), and our expectation of display business recovery towards the end of 2021. We have also assumed margin expansion for this CGU during the forecast period based on anticipated

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

increased productivity driven by the expectation of additional volumes. Assumptions for our Atrenne CGU for our 2020 Annual Impairment Assessment reflect improvements compared to our prior year assessment, primarily in our defense business, as a result of new programs and our expectation of growth during the 5-year forecast period following the expansion of one of our Atrenne facilities to accommodate additional capacity for our defense customers and our licensing business. Although our A&D CGU was adversely affected during 2020 by the severe and adverse impact of COVID-19 on the commercial aerospace industry (which is currently anticipated to continue throughout 2021), our assumptions for this CGU for our 2020 Annual Impairment Assessment reflect industry expectations for a recovery of demand within the 5-year forecast period.

    Future events and changing market conditions may impact our assumptions as to prices, costs or other factors that may result in changes to our estimates of future cash flows. Failure to realize the assumed revenues at an appropriate profit margin of a CGU could result in impairment losses in such CGU in future periods.
10.    OTHER NON-CURRENT ASSETS:

		December 31
	Note	2019	2020
Net pension assets	19	$5.1	$5.6
Land rights		9.7	9.3
Deferred investment costs		1.9	1.8
Deferred financing costs		2.2	1.5
Other		7.5	7.3
		$26.4	$25.5

11.    PROVISIONS:
Our provisions include restructuring, warranty, legal and other provisions (described in note 2(k)). We include details of our restructuring provision in note 16(a). The following chart details the changes in our provisions for the year indicated:

	Restructuring	Warranty	Legal (i)	Other(ii)	Total
Balance — December 31, 2019	$11.2	$22.1	$1.0	$7.6	$41.9
Provisions	24.2	19.1	—	1.7	45.0
Reversal of prior year provisions(iii)	(0.9)	(3.6)	—	—	(4.5)
Payments/usage	(29.8)	(8.7)	—	(0.4)	(38.9)
Accretion, foreign exchange and other	—	(0.1)	(0.2)	—	(0.3)
Balance — December 31, 2020	$4.7	$28.8	$0.8	$8.9	$43.2
Current	$4.7	$13.1	$0.8	$0.4	$19.0
Non-current(iv)	—	15.7	—	8.5	24.2
December 31, 2020	$4.7	$28.8	$0.8	$8.9	$43.2
(i)    Legal represents our aggregate provisions recorded for various legal actions based on our estimates of the likely outcomes.
(ii)    Other represents our asset retirement obligations relating to properties that we currently lease.
(iii)    During 2020, we reversed prior year warranty provisions primarily as a result of expired warranties.
(iv)    Non-current balances are included in provisions and other non-current liabilities on our consolidated balance sheet.
    At the end of each reporting period, we evaluate the appropriateness of our provisions, and may make adjustments to reflect actual experience or changes in our estimates.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

12.    CREDIT FACILITIES AND LEASE OBLIGATIONS:

    In June 2018, we entered into an $800.0 credit agreement (Credit Facility) with Bank of America, N.A., as Administrative Agent, and the other lenders party thereto, which provides a $350.0 term loan (Initial Term Loan) that matures in June 2025, and a $450.0 revolving credit facility (Revolver) that matures in June 2023. In November 2018, we utilized the accordion feature under our Credit Facility to add an incremental term loan of $250.0 (Incremental Term Loan), that matures in June 2025. The Initial Term Loan and the Incremental Term Loan are collectively referred to as the Term Loans.

The Initial Term Loan required quarterly principal repayments of $0.875 (commencing September 30, 2018), and the Incremental Term Loan required quarterly principal repayments of $0.625 (commencing March 31, 2019), and in each case require a lump sum repayment of the remainder outstanding at maturity (see below for a discussion of our prepayment of scheduled quarterly principal amounts). Commencing in 2020, we are also required to make an annual prepayment of outstanding obligations under the Credit Facility (applied first to the Term Loans, then to the Revolver) ranging from 0% — 50% (based on a defined leverage ratio) of specified excess cash flow for the prior fiscal year. A mandatory prepayment of our Term Loans of $107.0 (ECF Amount) was due and paid in the second quarter of 2020 (Q2 2020) based on this provision. No Credit Facility prepayments based on 2020 excess cash flow are required in 2021. In addition, prepayments of outstanding obligations under the Credit Facility (applied as described above) may also be required in the amount of specified net cash proceeds received above a specified annual threshold (but excluding the Toronto Proceeds). No Credit Facility prepayments based on net cash proceeds were required during 2020, nor will any such prepayments be required in 2021. Any outstanding amounts under the Revolver are due at maturity. Except under specified circumstances, and subject to the payment of breakage costs (if any), we are generally permitted to make voluntary prepayments of outstanding amounts under the Revolver and the Term Loans without any other premium or penalty. Repaid amounts on the Term Loans may not be re-borrowed.
    The Credit Facility has an accordion feature that allows us to increase the term loans and/or revolving loan commitments thereunder by approximately $110, plus an unlimited amount to the extent that a specified leverage ratio on a pro forma basis does not exceed specified limits, in each case on an uncommitted basis and subject to the satisfaction of certain terms and conditions. The Revolver also includes a $50.0 sub-limit for swing line loans, providing for short-term borrowings up to a maximum of ten business days, as well as a $150.0 sub-limit for letters of credit, in each case subject to the overall Revolver credit limit. The Revolver permits us and certain designated subsidiaries to borrow funds (subject to specified conditions) for general corporate purposes, including for capital expenditures, certain acquisitions, and working capital needs. Borrowings under the Revolver bear interest at LIBOR, Canadian Prime or Base Rate (each as defined in the Credit Facility) plus a specified margin, or in the case of any bankers' acceptance, at the B/A Discount Rate (as defined in the Credit Facility). The margin for borrowings under the Revolver ranges from 0.75% to 2.5%, and commitment fees range between 0.35% and 0.50%, in each case depending on the rate we select and our consolidated leverage ratio. The Initial Term Loan currently bears interest at LIBOR plus 2.125%. The Incremental Term Loan currently bears interest at LIBOR plus 2.5%. The Credit Facility provides that when the Administrative Agent, the majority of lenders or the Company determines that LIBOR is unavailable or being replaced, the Administrative Agent and the Company may amend the underlying credit agreement to reflect a successor rate. Once LIBOR becomes unavailable, if no successor rate has been established, loans under the Credit Facility will convert to Base Rate loans. Also see note 21.
    We are required to comply with certain restrictive covenants under the Credit Facility, including those relating to the incurrence of certain indebtedness, the existence of certain liens, the sale of certain assets, specified investments and payments, sale and leaseback transactions, and certain financial covenants relating to a defined interest coverage ratio and leverage ratio that are tested on a quarterly basis. Our Credit Facility also prohibits share repurchases for cancellation if our leverage ratio (as defined in such facility) exceeds a specified amount (Repurchase Restriction). At December 31, 2020, we were in compliance with all restrictive and financial covenants under the Credit Facility, and the Repurchase Restriction was not in effect. As previously disclosed in Q3 2019, we were in non-compliance with certain restrictive covenants related to the Repurchase Restriction. These defaults, as well as related cross defaults, were waived in October 2019 (Waivers). See note 12 to our 2019 audited consolidated financial statements. Also see note 16(d) below.

    The obligations under the Credit Facility are guaranteed by us and certain specified subsidiaries. Subject to specified exemptions and limitations, all assets of the guarantors are pledged as security for the obligations under the Credit Facility. The Credit Facility contains customary events of default. If an event of default occurs and is continuing (and is not waived),

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

the administrative agent may declare all amounts outstanding under the Credit Facility to be immediately due and payable and may cancel the lenders’ commitments to make further advances thereunder. In the event of a payment or other specified defaults, outstanding obligations accrue interest at a specified default rate. No such defaults occurred during 2020.
During the first quarter of 2020 (Q1 2020), we made the scheduled quarterly principal repayment of $0.875 under the Initial Term Loan, and also prepaid an aggregate of $60.0 under the Incremental Term Loan. This prepayment was first applied to the Q1 2020 and all remaining scheduled quarterly principal repayments of the Incremental Term Loan prior to maturity, and thereafter to remaining principal amounts outstanding thereunder. This prepayment also reduced the ECF Amount due in Q2 2020 to $47.0. On April 27, 2020, we prepaid $47.0 under the Initial Term Loan. This prepayment was first applied to the scheduled quarterly principal repayment for Q2 2020 and all remaining scheduled quarterly principal repayments of the Initial Term Loan prior to maturity, and thereafter to remaining principal amounts outstanding thereunder. This prepayment eliminated the remainder of the ECF Amount. Subsequent to the April 2020 prepayment, we prepaid an additional $14.0 under the Term Loans in June 2020 ($1.5 under the Initial Term Loan and $12.5 under the Incremental Term Loan). No further prepayments were required or made during 2020.
    During 2019, we borrowed $48.0 under the Revolver, primarily to fund share repurchases in Q1 2019 (see note 13) and repaid an aggregate of $207.0 of the amount then-outstanding under the Revolver (including by use of $110.0 of the Toronto Proceeds (see note 7)). We made aggregate scheduled principal repayments of $6.0 under the Term Loans in 2019.

    During 2018, we borrowed $163.0 under a prior revolver, primarily to fund the Atrenne acquisition (see note 3) and for working capital requirements. We repaid all then-outstanding amounts under such prior revolver ($163.0) and a prior term loan ($175.0) in June 2018 using proceeds from the Initial Term Loan, terminating our prior credit facility. During 2018, we borrowed a total of $394.5 under the Revolver primarily to fund the Impakt acquisition (see note 3) and for working capital. The net proceeds of the Incremental Term Loan were used to repay $245.0 of the outstanding amounts under the Revolver.

    The following table sets forth the carrying value of our borrowings under our Credit Facility* and our lease obligations as of December 31, 2020 and 2019:

	December 31 2019	December 31 2020
Borrowings under the Revolver (1)	$—	$—
Borrowings under the Term Loans (1)
Initial Term Loan	$344.8	$295.4
Incremental Term Loan	247.5	175.0
Total	$592.3	$470.4

Total borrowings under Credit Facility	$592.3	$470.4
Less: unamortized debt issuance costs related to our Term Loans (1)	(9.7)	(7.2)
Lease obligations (2)	116.1	122.7
	$698.7	$585.9
Comprised of:
Current portion of borrowings under Credit Facility and lease obligations	$139.6	$99.8
Long-term portion of borrowings under Credit Facility and lease obligations	559.1	486.1
	$698.7	$585.9
* excluding ordinary course letters of credit.

(1)    We incurred debt issuance costs upon execution of the Credit Facility and in connection with subsequent security arrangements. Aggregate debt issuance costs incurred as of December 31, 2020 in connection with our Revolver totaling $4.5 ($0.3 in 2020; $1.1 in 2019; $3.1 in 2018) were deferred as other assets on our consolidated balance sheets and are amortized on a straight line basis over the term (or remaining term, as applicable) of the Revolver. Aggregate debt issuance costs incurred as of December 31, 2020 in connection with our Term Loans totaling $11.9 (nil in 2020; $1.6 in 2019; $10.3 in 2018) were deferred as long-term debt on our consolidated balance sheets and are amortized over their respective terms using the effective interest rate method.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

(2)     As of December 31, 2020, the current portion of lease obligations was $32.2 (2019 — $28.4) and the long-term portion was $90.5 (2019 — $87.7).

    The Term Loans require a lump sum repayment of the remaining amounts outstanding at maturity, as well as mandatory prepayments under specified conditions (as described above). At December 31, 2020, the aggregate remaining mandatory principal repayment of the Term Loans due in June 2025 is $470.4 (we are currently unable to determine whether further mandatory principal repayments under the Credit Facility based on specified excess cash flow or net cash proceeds will be required subsequent to 2021).

We have entered into interest rate swap agreements to partially hedge against our exposures to the interest rate variability on our Term Loans. See note 21 for details.

    At December 31, 2020, we had $21.3 outstanding in letters of credit under the Revolver (December 31, 2019 — $21.2). We also arrange letters of credit and surety bonds outside of the Revolver. At December 31, 2020, we had $20.2 (December 31, 2019 — $13.3) of such letters of credit and surety bonds outstanding. At December 31, 2020, we also had a total of $162.7 (December 31, 2019 — $142.5) in uncommitted bank overdraft facilities available for intraday and overnight operating requirements. There were no amounts outstanding under these overdraft facilities at December 31, 2020 or December 31, 2019.

    See note 17 for a discussion of finance costs.
    At December 31, 2020, the contractual undiscounted cash flows for our lease obligations were as follows:

Years ending December 31	Total
2021	$37.1
2022	31.1
2023	24.4
2024	14.3
2025	10.1
Thereafter	24.3
$141.3

    Other lease related expenses that were recognized in the consolidated statement of operations are as follows:

Year ended December 31	2019	2020
Interest expense on lease obligations	$6.6	$6.1
Variable lease payments not included in the measurement of lease obligations	$0.7	$0.8
Expenses relating to short-term leases or low-value leases	$4.6	$3.7
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

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

(a) Capital transactions:

Number of shares (in millions)	SVS	MVS
Issued and outstanding at December 31, 2017	123.2	18.6
Issued from treasury(i)	1.3	—
Cancelled under normal course issuer bid (NCIB)	(6.8)	—
Issued and outstanding at December 31, 2018	117.7	18.6
Issued from treasury(i)	0.8	—
Cancelled under NCIB	(8.3)	—
Issued and outstanding at December 31, 2019	110.2	18.6
Issued from treasury(i)	0.3	—
Cancelled under NCIB	(0.0062)	—
Issued and outstanding at December 31, 2020	110.5	18.6
(i)     No SVS were issued from treasury upon the exercise of stock options in either 2020 or 2019. In 2018, 0.1 million SVS were issued from treasury upon the exercise of stock options for aggregate cash proceeds of $0.4. In 2020, we issued 0.3 million (2019 — 0.8 million; 2018 — 1.2 million) SVS from treasury with ascribed values of $2.2 (2019 — $10.4; 2018 — $14.3) upon the vesting of certain RSUs and PSUs. We settled other RSUs and PSUs with SVS purchased in the open market (described below).

We have repurchased SVS in the open market and otherwise for cancellation in recent years pursuant to NCIBs, which allow us to repurchase a limited number of SVS during a specified period. We may not repurchase SVS for cancellation when the Repurchase Restriction is in effect. The Repurchase Restriction (which had been in effect during recent periods) was not in effect at December 31, 2020. The maximum number of SVS we are permitted to repurchase for cancellation under each NCIB (when permitted) is reduced by the number of SVS purchased by a broker in the open market during the term of such NCIB to satisfy delivery obligations under our SBC plans. The Repurchase Restriction (when in effect) is not applicable to open market purchases for this purpose.
On November 19, 2020, the TSX accepted our notice to launch a new NCIB (2020 NCIB), which allows us to repurchase, at our discretion, from November 24, 2020 until the earlier of November 23, 2021 or the completion of purchases thereunder, up to approximately 9.0 million SVS (representing approximately 10% of our public float and 7% of our total SVS and MVS outstanding at the time of launch) in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. As part of the NCIB process, in December 2020, we entered into an Automatic Share Purchase Plan (ASPP) with a broker that allowed the broker to purchase, on our behalf (for cancellation under the 2020 NCIB), at any time through January 29, 2021, including during any applicable trading blackout periods, up to 100,000 SVS per day at a specified share price. During the fourth quarter of 2020 (Q4 2020), we paid $0.1 in cash to repurchase 6,200 SVS for cancellation under the 2020 NCIB (with no such repurchases under the ASPP). At December 31, 2020, we recorded an accrual of $15.0, representing an estimated maximum of 2 million SVS available for purchase under the ASPP at a share price not to exceed $7.50 per share, however, no repurchases were made thereunder during its term.

    In December 2018, we launched an NCIB (2018 NCIB) which was completed in December 2019. The 2018 NCIB allowed us to repurchase, at our discretion, up to approximately 9.5 million SVS in the open market, or as otherwise permitted. In November 2018, we completed the share repurchases under our 2017 NCIB, which allowed us to repurchase, at our discretion, up to approximately 10.5 million SVS in the open market, or as otherwise permitted.
    Information regarding share repurchase activities for the years indicated is set forth below:

	Year ended December 31
	2018	2019	2020

Aggregate cost (1) of SVS repurchased for cancellation (2)	$75.5	$67.3	$0.1
Number of SVS repurchased for cancellation (in millions)	6.8	8.3	0.0062
Weighted average price per share for repurchases	$11.10	$8.15	$7.45
Aggregate cost (1) of SVS repurchased for delivery under SBC plans	$22.4	$9.2	$19.1
Number of SVS repurchased for delivery under SBC plans (in millions)	2.1	1.2	2.9

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

(1) Includes transaction fees.
(2) Excludes an accrual of $15.0 we recorded at December 31, 2020 for then-anticipated commitments under the ASPP.

December 31
2018	2019	2020

Number of SVS held by trustee for delivery under SBC plans (1) (in millions)	1.9	1.7	2.4
Value of SVS held by trustee for delivery under SBC plans (1)	$20.2	$14.8	$15.7
(1) For accounting purposes, we classify these shares as treasury stock until they are delivered pursuant to the plans.

(b) Employee SBC:
LTIP:
Under the LTIP, we may grant stock options, stock appreciation rights, RSUs and PSUs to eligible employees, consultants and directors. We may, at the time of grant, authorize the grantees to settle these awards either in cash or in SVS. Absent such permitted election, vested grants under the LTIP will be settled in SVS (on a one-for-one basis), which we may purchase in the open market, or issue from treasury (up to a maximum aggregate of 29.0 million SVS). As of December 31, 2020, 10.0 million SVS remain reserved for issuance from treasury under the LTIP, covering potential issuances of SVS for outstanding awards and for potential future grants of SBC thereunder.
Celestica Share Unit Plan (CSUP):
Under the CSUP, we may grant RSUs and PSUs to eligible employees. We have the option to settle vested RSUs and PSUs issued thereunder in SVS (on a one-for-one basis) purchased in the open market, or in cash.
For RSUs and DSUs issued to eligible directors under our Directors’ Share Compensation Plan (DSC Plan), see paragraph (c) below.
Information regarding employee SBC expense for the years indicated is set forth below:

	Year ended December 31
	2018	2019	2020
Employee SBC expense in cost of sales	$14.7	$14.6	$11.1
Employee SBC expense in SG&A	18.7	19.5	14.7
Total	$33.4	$34.1	$25.8
    Employee SBC expense varies from period-to-period. The portion of such expense that relates to performance-based compensation generally varies depending on our estimated level of achievement of pre-determined performance goals and financial targets. Based on reviews of the status of the non-market performance vesting condition and modifier, we recorded $8.4 in expense reversals in 2020, to reflect reductions in the estimated number of PSUs expected to vest at the end of January 2021.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

(i) Stock options:
We are permitted to grant stock options under our LTIP, although no stock options have been granted after 2015. When granted, stock options are granted at prices equal to the closing market price on the day prior to the grant date and are exercisable during a period not to exceed 10 years from the grant date.
Stock option transactions were as follows for the years indicated:

	Number of Options	Weighted Average Exercise Price*
	(in millions)
Outstanding at January 1, 2018	0.4	$12.14
Exercised	(0.1)	$6.20
Outstanding at December 31, 2018	0.3	$11.93
Exercised	—	$—
Outstanding at December 31, 2019	0.3	$12.50
Exercised	—	$—
Outstanding at December 31, 2020	0.3	$12.78

    The following stock options* were outstanding as at December 31, 2020:

Range of Exercise Prices	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Life of Outstanding Options	Exercisable Options	Weighted Average Exercise Price
	(in millions)		(years)	(in millions)
$6.48 to $13.75	0.3	$12.78	4.2	0.3	$12.78
* The exercise prices were determined by converting the grant date fair value into U.S. dollars at the year-end exchange rate.
We amortize the estimated grant date fair value of stock options to expense over the vesting period (generally 4 years). The grant date fair value of outstanding stock options was determined using the Black-Scholes option pricing model and the following assumptions in the year of the grant: risk-free interest rate (based on U.S. government bond yields), expected volatility of the market price of our shares (based on historical volatility of our share price), and the expected option life (in years) (based on historical option holder behavior).
(ii) RSUs and PSUs:
We grant RSUs and PSUs to employees pursuant to our LTIP and CSUP. Each vested unit generally entitles the holder to receive one SVS. Under the CSUP, we have the option to satisfy the delivery of shares upon vesting of the awards by purchasing SVS in the open market or by settling such awards in cash. Under the LTIP, we may (at the time of grant) authorize the grantees to settle awards in either cash or SVS (absent such permitted election, grants will be settled in SVS, which we may purchase in the open market or issue from treasury, subject to certain limits). We have generally settled these awards with SVS purchased in the open market by a broker, or issued from treasury. Unless a grantee has been authorized, and elects, to settle these awards in cash, Celestica intends to settle all outstanding RSUs and PSUs with shares purchased in the open market by a broker, or issued from treasury. As a result, we account for these share unit awards as equity-settled awards. We amortize the grant date fair value of RSUs and PSUs to expense over the vesting period.

    The grant date fair value of RSUs is based on the market value of our SVS at the time of grant.
    With respect to PSUs, employees are granted a target number of PSUs (set forth for the years indicated in the table below). The number of PSUs that will actually vest will vary from 0% to 200% of the target amount granted based on the level of achievement of the relevant performance conditions. PSUs (representing in each case 100% of target) were primarily granted in the first quarter of each of 2018, 2019 and 2020. These PSUs vest based on the level of achievement of a pre-determined non-market performance measurement in the final year of the three-year performance period, subject to modification by each of a separate pre-determined non-market financial target and our relative TSR performance over the

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

three-year vesting period. See note 2(l). The grant date fair value of the TSR modifier is based on a Monte Carlo simulation model and a premium of 112% for 2020 (2019 — 102%; 2018 — 106%). The grant date fair value of the non-TSR-based performance measurement and modifier is based on the market value of our SVS at the time of grant and is subject to adjustment to reflect changes in the estimated level of achievement related to the applicable performance condition. See SBC expense table above. Vested awards were settled with SVS purchased in the open market by a broker, or issued from treasury.
    Information regarding aggregate RSU and PSU grants to employees and directors (see below), as applicable, for the years indicated is set forth below:

	Year ended December 31
	2018	2019	2020
RSUs Granted:
Number of awards (in millions)	2.6	3.0	2.4
Weighted average grant date fair value per unit	$10.48	$7.88	$8.60

PSUs Granted:
Number of awards (in millions, representing 100% of target)	1.6	2.1	1.7
Weighted average grant date fair value per unit	$11.11	$8.14	$9.88

	December 31
	2018	2019	2020
Number of outstanding RSUs (in millions)	3.8	4.6	4.5
Number of outstanding PSUs (in millions, representing 100% of target granted)	3.2	3.8	4.6

(c) Director SBC:
    We grant DSUs to certain members of our Board of Directors and Onex under our DSC Plan. Commencing in 2019, we also grant RSUs (under specified circumstances) to certain directors as compensation under the DSC Plan. RSUs granted to directors vest ratably over a three-year period and are governed by the terms of our LTIP. Each vested RSU entitles the holder thereof to one SVS; however, if permitted by the Company under the terms of the grant, a director may elect to receive a payment of cash in lieu of SVS. Unvested RSUs will vest immediately on the date the director Retires. See note 2(l) for additional detail. As Celestica is permitted to, and intends to, settle DSUs with shares purchased in the open market, we account for these awards as equity-settled awards.

    On January 29, 2020, William A. Etherington, our former Chair of the Board, retired from Celestica’s Board of Directors and Michael M. Wilson (a director since 2011) was immediately appointed as Chair of the Board. In accordance with the DSC Plan, the DSUs held by Mr. Etherington will be redeemed on or prior to the 90th day following the date on which he is no longer a director or employee of any corporation that does not deal at arm’s length with the Company. As of December 31, 2020, Mr. Etherington held 0.475 million DSUs.
    Information regarding director SBC expense for the years indicated is set forth below:

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

	Year ended December 31
	2018	2019	2020
Director SBC expense in SG&A (1)	$2.0	$2.4	$2.0

	Year ended December 31
	2018	2019	2020
DSUs Granted:
Number of awards (in millions)	0.2	0.2	0.2
Weighted average grant date fair value per unit	$10.33	$7.62	$5.64

	December 31
	2018	2019	2020
Number of DSUs outstanding (in millions)	1.6	1.8	2.0
Number of RSUs issued to directors outstanding (in millions)	—	0.02	0.03
(1) Expense consists of director compensation to be settled with SVS, or SVS and cash, as elected by each director.
14.    ACCUMULATED OTHER COMPREHENSIVE LOSS, NET OF TAX:

		Year ended December 31
	Note	2018	2019	2020
Opening balance of foreign currency translation account		$(14.5)	$(14.4)	$(14.6)
Foreign currency translation adjustments		0.1	(0.2)	4.3
Closing balance		(14.4)	(14.6)	(10.3)

Opening balance of unrealized net gain (loss) on currency forward cash flow hedges		$7.8	$(7.7)	$3.1
Net gain (loss) on currency forward cash flow hedges(i)		(14.7)	6.7	9.0
Reclassification of net loss (gain) on currency forward cash flow hedges to operations(ii)		(0.8)	4.1	(0.5)
Closing balance(iii)		(7.7)	3.1	11.6

Opening balance of unrealized net loss on interest rate swap cash flow hedges		$—	$(4.4)	$(12.1)
Net loss on interest rate swap cash flow hedges		(4.8)	(10.2)	(12.8)
Reclassification of net loss on interest rate swap cash flow hedges to operations		0.4	2.5	8.4
Closing balance(iv)		(4.4)	(12.1)	(16.5)

Actuarial gains (losses) on pension and non-pension post-employment benefit plans	19	$8.4	$(8.7)	$(9.1)
Reclassification of actuarial losses (gains) to deficit		(8.4)	8.7	9.1
Loss on purchase of pension annuities	19	(63.3)	—	(0.2)
Reclassification of loss on purchase of pension annuities to deficit	19	63.3	—	0.2
Closing balance		—	—	—

Accumulated other comprehensive loss		$(26.5)	$(23.6)	$(15.2)

(i)    Net of income tax expense of $0.8 for 2020 (2019 — net of $0.2 income tax expense; 2018 — net of $1.0 income tax benefit).
(ii)    Net of nil income tax expense associated with the reclassification of net hedge (gain) loss to the consolidated statements of operations for 2020 (2019 — net of release of $0.5 of income tax benefit; 2018 — net of release of $0.7 of income tax expense).

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

(iii)    Net of income tax expense of $1.0 as of December 31, 2020 (December 31, 2019 — net of $0.2 of income tax expense; December 31, 2018 — net of $0.5 of income tax benefit).
(iv)    No income tax impact as of December 31, 2020, December 31, 2019 or December 31, 2018.

15.    EXPENSES BY NATURE:

We have presented our consolidated statement of operations by function.
Items included in our cost of sales and SG&A for the years indicated are set forth below:

	Year ended December 31
	2018	2019	2020
Employee-related costs	$804.7	$815.2	$810.7
SBC expense included in above employee-related costs	33.4	34.1	25.8
Freight and transportation costs	97.0	90.3	107.9
Depreciation expense (i)	73.7	105.8	99.1
Rental expense (i)	35.4	5.3	4.5
(i)    Effective January 1, 2019, we adopted IFRS 16, and recognized ROU assets and related lease obligations on our balance sheet. The amortization of the ROU assets is recorded as a depreciation expense ($30.3 for 2020; $32.5 for 2019), and the interest expense on the related lease obligations is recognized as finance costs in our consolidated statement of operations. Prior to the adoption of IFRS 16, we recognized rental expenses on a straight-line basis over the lease term generally in cost of sales or SG&A in our consolidated statement of operations. We continue to expense the costs of low-value and short-term leases in our consolidated statement of operations on a straight-line basis over the lease term as rental expense. See note 12 for disclosure of lease expenses.

16.    OTHER CHARGES (RECOVERIES):

		Year ended December 31
	Note	2018	2019	2020
Restructuring charges (a)		$35.4	$37.9	$25.8
Losses on post-employment benefit plan (b)	19	—	4.1	—
Transition Costs (Recoveries) (c)	7	13.2	(95.8)	—
Credit Facility-related charges (d)		1.2	2.0	—
Acquisition Costs and Other (e)		11.2	1.9	(2.3)
		$61.0	$(49.9)	$23.5
(a)    Restructuring:
Our restructuring charges for the years indicated were comprised of the following:

	Year ended December 31
	2018	2019	2020
Cash charges	$35.2	$28.1	$23.3
Non-cash charges	0.2	9.8	2.5
	$35.4	$37.9	$25.8
    We implemented restructuring actions in 2020 associated primarily with our previously-disclosed disengagement from programs with Cisco Systems, Inc., as well as other actions intended to adjust our cost base in response to shifting

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

demand, due in part to the impact of COVID-19 and the reduced levels of demand in certain of our businesses, including actions to right-size our commercial aerospace facilities.
    We recorded restructuring charges of $25.8 in 2020, consisting of cash charges of $23.3, primarily for employee termination costs, and non-cash charges of $2.5. The non-cash restructuring charges recorded in 2020 represented the write-down of ROU assets ($1.1) in connection with vacated properties (resulting in part from Sublet Losses), and the write-down of certain equipment related to disengaged programs, offset in part by $0.3 in gains on the disposition of surplus equipment in Q4 2020. Our restructuring provision at December 31, 2020 was $4.7 (December 31, 2019 — $11.2; December 31, 2018 — $10.3), which we recorded in the current portion of provisions on our consolidated balance sheet. See note 11.
    We recorded an aggregate of $81.3 in restructuring charges from the commencement of our cost efficiency initiative (CEI) in the fourth quarter of 2017 through its completion at the end of 2019. The CEI included actions related to our CCS segment portfolio review and our capital equipment business, and resulted in reductions to our workforce, as well as consolidation of certain sites to better align capacity and infrastructure with then-anticipated customer demand, related transfers of customer programs and production, re-alignment of business processes, management reorganizations, and other associated activities.
We recorded restructuring charges of $37.9 in 2019, all in connection with our CEI, consisting of cash charges of $28.1, primarily for employee termination costs, and non-cash charges of $9.8. The non-cash restructuring charges recorded in 2019 represented the write-down of certain equipment, primarily related to our capital equipment business and disengaged programs, and the write down of ROU assets ($1.0) pertaining to vacated properties, resulting in part from Sublet Losses.
We recorded restructuring charges of $35.4 in 2018, all in connection with our CEI, consisting of cash charges of $35.2, primarily for consultant costs, and employee and lease termination costs, and non-cash charges of $0.2, representing losses on the sale of surplus equipment.
See notes 2(k) and 11 for further details regarding our restructuring provisions.
(b)    Losses on post-employment benefit plan:
    During Q4 2019, we recorded non-cash charges of $4.1, representing additional obligations under our Thailand post-employment benefit plan as a result of changes in labor protection laws in Thailand that increased the severance benefits for specified employees upon termination.
(c)    Transition Costs (Recoveries):
    Transition Costs are comprised of transition-related relocation and duplicate costs pertaining to: (i) the relocation of our Toronto manufacturing operations and our corporate headquarters in connection with the sale of our Toronto real property (Toronto Transition Costs); and (ii) the transfer of manufacturing lines from closed sites to other sites within our global network (Internal Relocation Costs). Transition Costs consist of direct relocation and duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition periods, as well as cease-use costs incurred in connection with idle or vacated portions of the relevant premises. Transition Recoveries consist of the $102.0 Property Gain we recorded in Q1 2019. See note 7 for a discussion of Toronto Transition Costs and the sale of our Toronto real property. We recorded de minimis Internal Relocation Costs in 2020 (2019 — $2.4, related to certain transferred capital equipment manufacturing lines; 2018 — nil).
(d)    Credit Facility-related charges:
    During Q4 2019, we incurred $2.0 in fees (Waiver Fees) in connection with obtaining the Waivers in October 2019. See note 12. During the second quarter of 2018 (Q2 2018), we recorded a $1.2 charge to accelerate the amortization of unamortized deferred financing costs related to the extinguishment of a prior credit facility.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

(e)    Acquisition Costs and Other:
    We recorded $0.2 in Acquisition Costs during 2020 (2019 — $3.9; 2018 — $11.0). See note 3. Other consists of legal recoveries (for prior period component parts in 2020 and prior period freight charges in 2019) in connection with the settlement of class action lawsuits in which we were a plaintiff.
17.    FINANCE COSTS:
Finance costs consist of interest expense and fees related to our Credit Facility (including debt issuance and related amortization costs), our interest rate swap agreements, our A/R sales program and our SFPs, and interest expense on our lease obligations (including under IFRS 16 commencing in Q1 2019), net of interest income earned. We paid finance costs of $29.5 in 2020 (2019 — $44.5; 2018 — $36.0). See notes 4 and 12. We also paid $2.0 in Waiver Fees in 2019, which we recorded in Other Charges (see note 16(d)).
18.    RELATED PARTY TRANSACTIONS:
Onex beneficially owns, controls, or directs, directly or indirectly, all of our outstanding MVS. Accordingly, Onex has the ability to exercise significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where the SVS and MVS vote together as a single class. Mr. Gerald Schwartz, the Chairman of the Board and Chief Executive Officer of Onex, indirectly owns shares representing the majority of the voting rights of the shares of Onex.
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
    A consortium of four real estate partnerships, approximately 27% of the interests of which are held by a privately-held partnership in which Mr. Schwartz has a material interest; and approximately 25% of the interests of which are held by a partnership in which Mr. Schwartz has a non-voting interest, holds a 5% non-voting interest in the Assignee. See note 7.
Compensation of key management personnel:
    Our key management team consists of directors and senior executive officers. The aggregate compensation expenses we recognized under IFRS for our directors and senior executive officers for the periods shown were as follows:

	Year ended December 31
	2018	2019	2020
Short-term employee benefits and costs	$6.2	$4.4	$8.7
Post-employment and other long-term benefits	0.3	0.3	0.2
SBC (including DSUs and RSUs to eligible directors)	14.8	15.6	12.5
	$21.3	$20.3	$21.4

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
19.    PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS:
(a)    Plan summaries:
We provide pension and non-pension post-employment benefit plans for our employees. At December 31, 2020, such plans included our pension plan for employees in the United Kingdom (U.K. Main pension plan), which generally provides participants with stated benefits on retirement based on their pensionable service, either in annuities and/or lump sum payments. The U.K. Main pension plan is closed to new members, and approximately 1% of such plan members remain active employees of the Company. Our previous supplementary pension plan for employees in the United Kingdom (U.K.) was wound-up in 2019. Defined contribution pension plans are offered to certain employees, mainly in Canada and the U.S. We provide non-pension post-employment benefits (under other benefit plans) to retired and terminated employees in Canada, the U.S., Mexico, Thailand and South Korea. These benefits may include one-time retirement and specified termination benefits, medical, surgical, hospitalization coverage, supplemental health, dental and/or group life insurance.
To mitigate the actuarial and investment risks of our defined benefit pension plans, we purchase annuities from time to time (using existing plan assets) from third party insurance companies for certain, or all, plan participants. The purchase of annuities by the pension plan substantially hedges the financial risks associated with the related pension obligations.
In June 2018, the trustees of the U.K. Main pension plan entered into an agreement with a third party insurance company to purchase an annuity for participants in such plan who had not yet retired. The cost of the annuity was £156.1 million (approximately $209.2 at the exchange rate at the time of recording) and was funded with existing plan assets. The purchase of the annuity resulted in a non-cash loss of $63.3 during Q2 2018 which we recorded in OCI and simultaneously re-classified to deficit, and the recognition of an additional pension obligation on our consolidated balance sheet after we fully reduced the pension asset to zero.
In August 2020, the trustees of our U.K. Main pension plan purchased annuities to hedge the pension benefits payable to newly-retired members of such plan. The purchase of the annuity resulted in a non-cash loss of $0.2 for the third quarter of 2020 (Q3 2020) which we recorded in OCI and simultaneously re-classified to deficit.
The overall governance of our pension plans is conducted by our Human Resources and Compensation Committee which, through annual reviews, approves material plan changes, reviews funding levels, investment performance, compliance matters and plan assumptions, and ensures that the plans are administered in accordance with local statutory requirements. We have established a Pension Committee to govern our Canadian pension plans. The U.K. Main pension plan is governed by a Board of Trustees, composed of employee and company representation. Both the Canadian Pension Committee and the U.K. Board of Trustees review funding levels, investment performance and compliance matters for their respective plans. Our pension funding policy is to contribute amounts sufficient, at minimum, to meet local statutory funding requirements. For our defined benefit pension plans (primarily our U.K. Main pension plan), local regulatory bodies either define the minimum funding requirement or approve the funding plans submitted by us. We may make additional discretionary contributions taking into account actuarial assessments and other factors. The contributions that we make to support ongoing plan obligations are recorded in the respective asset or liability accounts on our consolidated balance sheet.
    Our U.K. Main pension plan requires an actuarial valuation to be completed every three years. The actuarial valuation was completed using a measurement date of April 2019; the next valuation will have a measurement date of April 2022.
    We currently fund our non-pension post-employment benefit plans as we incur benefit payment obligations thereunder. Excluding our mandatory plans, the most recent actuarial valuations for our largest non-pension post-employment benefit plans were completed using measurement dates of May 2019 (Canada) and January 2020 (U.S.). The next actuarial valuations for these plans will have measurement dates of May 2022 and January 2022, respectively. We accrue the expected costs of providing non-pension post-employment benefits during the periods in which the employees render service. We used a measurement date of December 31, 2020 for the accounting valuation for pension and non-pension post-employment benefits.
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
    We manage the funding level risk of defined benefit pension plans through our asset allocation strategy for each plan. In the U.K., the majority of the obligations under our U.K. Main pension plan have been hedged with the purchase of annuities with insurance companies as described above, but are not designated as hedges for application of hedge accounting purposes.

    Pension fund assets are invested primarily in fixed income and equity securities. Asset allocation between fixed income and equity securities is adjusted based on the expected life of the plan and the expected retirement dates of the plan participants. Our pension funds do not invest directly in our shares, but may invest indirectly as a result of the inclusion of our shares in certain investment funds. All of our plan assets are measured at their fair value using the fair value hierarchy inputs described in note 21. At December 31, 2020, $31.8 (December 31, 2019 — $30.5) of our plan assets were measured using Level 1 inputs of the fair value hierarchy and $348.3 (December 31, 2019 — $299.8) of our plan assets (comprised of insurance annuities) were measured using Level 3 inputs of the fair value hierarchy. None of our plan assets were measured using Level 2 inputs. Approximately 97% of our plan assets consist of annuities purchased with insurance companies, and assets held with financial institutions with a Standard and Poor’s long-term rating of A- or above at December 31, 2020. The annuities purchased for our U.K. Main pension plan are held with financial institutions that are governed by local regulatory bodies. The remaining assets are held with financial institutions where ratings are not available or are below A. For these institutions, Celestica monitors counterparty risk based on the diversification of plan assets. These plan assets are maintained in segregated accounts by a custodian that is independent from the fund managers. We believe that the counterparty risk is low.
Plan assets are measured at their fair values; however, the amounts we are permitted to record for defined benefit plan assets may be restricted under IFRS. See note 2(l) for a description of this restriction. Based on a review of the terms, conditions, and statutory minimum funding requirements of our defined benefit plans, we have determined that the present value of future pension refunds or reductions in future contributions to our pension plans exceeds the total of the fair value of plan assets net of the present value of related obligations. This determination was made on a plan-by-plan basis. As a result of our assessment, there were no reductions to the amounts we recorded for defined benefit plan assets as at December 31, 2020 or 2019.
(b) Plan financials:
    The table below presents the market value of defined pension and other benefit plan assets:

	Fair Market Value at December 31		Actual Asset Allocation (%) at December 31
	2019	2020	2019	2020
Quoted market prices:
Debt investment funds	$10.3	$10.8	3%	3%
Equity investment funds	7.4	7.8	2%	2%
Non-quoted market prices:
Insurance annuities	299.8	348.3	91%	92%
Other	12.8	13.2	4%	3%
Total	$330.3	$380.1	100%	100%

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

    The following tables provide a summary of the financial position of our defined pension and other benefit plans:

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31
	2019	2020	2019	2020
Plan assets, beginning of year	$293.0	$328.5	$—	$1.8
Interest income	8.0	6.4	—	—
Actuarial gains (losses) in other comprehensive income (i)	27.8	36.4	—	—
Administrative expenses paid from plan assets	(1.2)	(1.1)	—	—
Employer contributions	2.9	4.0	0.9	0.4
Employer direct benefit payments	0.8	1.1	3.0	2.6
Employer direct settlement payments	—	—	5.2	4.8
Settlement payments from employer	—	—	(5.2)	(4.8)
Settlement payments from plan	—	—	(0.2)	(0.1)
Benefit payments from plan	(12.0)	(12.5)	(0.2)	(0.2)
Benefit payments from employer	(0.8)	(1.1)	(3.0)	(2.6)
Foreign currency exchange rate changes and other	10.0	16.4	1.3	0.1

Plan assets, end of year	$328.5	$378.1	$1.8	$2.0

(i)    Actuarial gains or losses are determined based on actual return on plan assets less interest income as set forth in the table above. For 2020, includes a $0.2 loss resulting from the purchase of annuities in August 2020 (2018 — $63.3 loss resulting from the June 2018 annuity purchase) (see note 19(a) above).

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31
	2019	2020	2019	2020
Accrued benefit obligations, beginning of year	$309.6	$346.0	$68.1	$87.4
Current service cost	1.9	1.9	2.6	3.2
Past service cost (credit) and settlement/curtailment losses (i)	—	(0.8)	8.0	2.3
Interest cost	8.6	6.9	2.6	2.4
Actuarial losses (gains) in other comprehensive income from:
— Changes in demographic assumptions	(0.4)	(1.2)	(1.7)	—
— Changes in financial assumptions	31.1	41.0	11.4	5.0
— Experience adjustments	(2.9)	0.1	(0.7)	1.3
Settlement payments from employer	—	—	(5.2)	(4.8)
Settlement payments from plan	—	—	(0.2)	(0.1)
Benefit payments from plan	(12.0)	(12.5)	(0.2)	(0.2)
Benefit payments from employer	(0.8)	(1.1)	(3.0)	(2.6)
Foreign currency exchange rate changes and other	10.9	16.6	5.7	1.7
Accrued benefit obligations, end of year	$346.0	$396.9	$87.4	$95.6

Weighted average duration of benefit obligations (in years)	18	18	13	13

(i)    For 2019, past service costs of $4.1 were incurred for additional obligations under our Thailand post-employment benefit plan as a result of changes in labor protection laws in Thailand that increased the severance benefits for specified employees upon termination. See note 16(b). The settlement losses relate to employee terminations in connection with 2019 and 2020 restructuring actions.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

    The present value of the defined benefit obligations, the fair value of plan assets and the surplus or deficit in our defined benefit pension and other benefit plans are summarized as follows:

	Pension Plans December 31		Other Benefit Plans December 31
	2019	2020	2019	2020
Accrued benefit obligations, end of year	$(346.0)	$(396.9)	$(87.4)	$(95.6)
Plan assets, end of year	328.5	378.1	1.8	2.0
Deficiency of plan assets over accrued benefit obligations	$(17.5)	$(18.8)	$(85.6)	$(93.6)
    The following table outlines the plan balances as reported on our consolidated balance sheet:

	December 31			December 31
	2019			2020
	Pension Plans	Other Benefit Plans	Total	Pension Plans	Other Benefit Plans	Total
Pension and non-pension post-employment benefit obligations	$(22.6)	$(84.5)	$(107.1)	$(24.4)	$(92.9)	$(117.3)
Current other post-employment benefit obligations	—	(1.1)	(1.1)	—	(0.7)	(0.7)
Non-current net pension assets (note 10)	5.1	—	5.1	5.6	—	5.6
	$(17.5)	$(85.6)	$(103.1)	$(18.8)	$(93.6)	$(112.4)
    The following table outlines the net expense recognized in our consolidated statement of operations for pension and non-pension post-employment benefit plans:

	Pension Plans Year ended December 31			Other Benefit Plans Year ended December 31
	2018	2019	2020	2018	2019	2020
Current service cost	$1.8	$1.9	$1.9	$2.2	$2.6	$3.2
Net interest cost (income)	(0.8)	0.6	0.5	2.6	2.6	2.4
Past service cost (credit) and settlement/curtailment losses	0.1	—	(0.8)	1.2	8.0	2.3
Plan administrative expenses and other	1.3	1.5	1.1	—	—	—
	2.4	4.0	2.7	6.0	13.2	7.9
Defined contribution pension plan expense (note 19(c))	9.6	10.1	10.6	—	—	—
Total expense for the year	$12.0	$14.1	$13.3	$6.0	$13.2	$7.9
We generally record the expenses for pension plans and non-pension post-employment benefits in cost of sales, SG&A expenses, or other charges (see note 16), depending on the nature of the expenses. Our past service cost and settlement losses in 2019 relate to labor law changes in Thailand and employee terminations (see footnote (i) to the accrued benefit obligations table above).
The following table outlines the gains and losses, net of tax, recognized in OCI and reclassified directly to deficit for the years shown:

	Year ended December 31
	2018	2019	2020
Cumulative losses, beginning of year	$14.1	$69.0	$77.7
Loss on pension annuity purchases (note 19(a))	63.3	—	0.2
Actuarial losses (gains) recognized during the year (i)	(8.4)	8.7	9.1
Cumulative losses, end of year (ii)	$69.0	$77.7	$87.0

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

(i)    Net of income tax recovery of $0.4 for 2020 (2019 — net of $0.3 income tax recovery; 2018 — net of $0.1 income tax recovery).
(ii)    Net of income tax recovery of $1.5 as at December 31, 2020 (December 31, 2019 — net of $1.1 income tax recovery; December 31, 2018 — net of $0.8 income tax recovery).
    The following percentages and assumptions were used in measuring the plans for the years indicated:

	Pension Plans			Other Benefit Plans
	2018	2019	2020	2018	2019	2020
Weighted average discount rate at December 31 (i) for:
Benefit obligations	2.9	2.1	1.4	3.8	2.9	2.5
Net pension cost	2.5	2.9	2.1	3.6	3.8	2.9
Weighted average rate of compensation increase for:
Benefit obligations	4.1	3.8	1.1	4.2	4.6	4.6
Net pension cost	4.0	4.1	3.8	4.6	4.2	4.6
Healthcare cost trend rates:
Immediate trend	—	—	—	5.7	5.3	5.3
Ultimate trend	—	—	—	4.0	4.0	4.0
Year the ultimate trend rate is expected to be achieved	—	—	—	2040	2040	2040
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
    A one percentage-point increase or decrease in one of the following actuarial assumptions, holding other assumptions constant in each case, would increase (decrease) our benefit obligations as follows:

	Pension Plans		Other Benefit Plans
	Year ended December 31, 2020		Year ended December 31, 2020
	1% Increase	1% Decrease	1% Increase	1% Decrease
Discount rate	$(62.4)	$81.7	$(11.3)	$13.9
Healthcare cost trend rate	$—	$—	$8.1	$(6.6)
    The sensitivity figures shown above were calculated by determining the change in our benefit obligations as at December 31, 2020 due to a 100 basis point increase or decrease to each of our significant actuarial assumptions used, specifically the discount rate and healthcare cost trend rate, in isolation, leaving all other assumptions unchanged from the original calculation.
(c) Plan contributions:
    We made the following plan contributions for the years indicated below and estimate our contribution for 2021 to be as follows:

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

	Year ended December 31			Estimated Contribution*
	2018	2019	2020	2021
Defined contribution plan	$9.6	$10.1	$10.6	$10.6
Defined benefit plan	3.7	3.7	5.1	4.8
Total	$13.3	$13.8	$15.7	$15.4

Non-pension post-employment benefit plans (i)	$4.8	$9.1	$7.8	$4.1
*    Our actual contributions could differ materially from these estimates.
(i)     For 2019 and 2020, includes higher settlement payments related to employee terminations in connection with our restructuring actions taken during such years. See note 16(a).
20.    INCOME TAXES:

	Year ended December 31
	2018	2019	2020
Current income tax expense:
Current year (i)	$44.4	$35.1	$38.9
Adjustments for prior years, including changes to net provisions related to tax uncertainties (ii)	(4.7)	(12.3)	(6.0)
	39.7	22.8	32.9
Deferred income tax expense (recovery):
Origination and reversal of temporary differences (i) (iii)	6.2	15.4	10.1
Changes in previously unrecognized tax losses and deductible temporary differences, including adjustments for prior years (iii) (iv)	(62.9)	(8.7)	(13.4)
	(56.7)	6.7	(3.3)
Income tax expense (recovery)	$(17.0)	$29.5	$29.6
A reconciliation of income taxes calculated at the statutory income tax rate to the income tax expense at the effective tax rate is as follows:

	Year ended December 31
	2018	2019	2020

Earnings before income taxes	$81.9	$99.8	$90.2
Income tax expense at Celestica’s statutory income tax rate of 26.5% (2018 - 2020)	$21.7	$26.4	$23.9
Impact on income taxes from:
Manufacturing and processing deduction	(0.1)	—	—
Foreign income taxed at different rates	(9.1)	(6.7)	(16.3)
Foreign exchange	3.8	5.0	(8.6)
Other, including non-taxable/non-deductible items and changes to net provisions related to tax uncertainties (i) (ii) (iii)	11.3	(5.8)	25.0
Change in tax rates	—	(0.8)	—
Change in unrecognized tax losses and deductible temporary differences (iii) (iv)	(44.6)	11.4	5.6
Income tax expense (recovery)	$(17.0)	$29.5	$29.6

(i)    These line items for 2020 in the two tables above include a deferred tax expense of $16.5 related to taxable temporary differences associated with the anticipated repatriation of undistributed earnings from certain of our Chinese and Thai subsidiaries, and

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

current tax expense of $1.8 for withholding tax on dividends paid during the year. These items for 2019 in the two tables above include a deferred tax expense of $6.0 related to taxable temporary differences associated with the then-anticipated repatriation of undistributed earnings from certain of our Chinese and Thai subsidiaries, which was realized as a current tax expense for withholding tax on dividends paid in 2020.
(ii)    These line items for 2019 and 2020 in the two tables above include tax benefits related to return-to-provision adjustments and net adjustments for tax liabilities and uncertainties (discussed below).
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
    During 2020, we recorded a net income tax expense of $29.6, which included $18.3 of tax expenses relating to current and future withholding taxes associated with repatriations of undistributed earnings from certain of our Chinese and Thai subsidiaries that occurred in 2020 or are anticipated to occur in the foreseeable future, offset in large part by the following favorable impacts: (i) $4.1 in tax benefits related to return-to-provision adjustments for changes in estimates related to prior years based on changes in facts or circumstances (RTP Adjustments), (ii) the recognition of $2.6 of previously unrecognized deferred tax assets of our Japanese subsidiary, (iii) $5.1 in favorable foreign exchange impacts (Currency Impacts) arising primarily from the strengthening of the Chinese renminbi relative to the U.S. dollar (our functional currency), and (iv) a $5.7 reversal of tax uncertainties in certain of our Asian subsidiaries in Q1 2020.
During 2019, we recorded a net income tax expense of $29.5, which was favorably impacted by $6.4 in tax benefits arising from RTP Adjustments, and an aggregate of $4.5 in reversals of certain previously-recorded tax liabilities and uncertainties, offset in part by $6.0 in withholding taxes associated with the then-anticipated repatriations of undistributed earnings with respect to certain of our Chinese and Thai subsidiaries. While our net income tax expense included Currency Impacts from fluctuations in foreign currencies relative to the U.S. dollar during each quarter of 2019, overall net Currency Impacts for 2019 were not significant. In connection with the sale of our Toronto real property, there was no net tax impact (see note 16(c)), as the deferred tax expense of $5.7 was offset by the recognition of previously unrecognized tax losses.
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

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

Changes in deferred tax assets and liabilities for the periods indicated are as follows:

	Unrealized foreign exchange gains	Accounting provisions not currently deductible	Pensions and non-pension post-retirement benefits	Tax losses carried forward	Property, plant and equipment and intangibles	Other	Reclassification between deferred tax assets and deferred tax liabilities(i)	Total
Deferred tax assets:
Balance — January 1, 2019	$—	$10.8	$—	$59.5	$—	$14.8	$(48.4)	$36.7
Credited (charged) to net earnings	—	(1.0)	0.6	2.1	—	(3.1)	—	(1.4)
Credited (charged) directly to equity	—	—	—	0.3	—	(0.6)	—	(0.3)
Additions from business combinations	—	(0.1)	—	—	—	—	—	(0.1)
Effects of foreign exchange	—	(0.1)	—	1.0	—	0.3	—	1.2
Other	—	—	(0.8)	—	—	—	(1.7)	(2.5)
Balance — December 31, 2019	—	9.6	(0.2)	62.9	—	11.4	(50.1)	33.6
Credited to net earnings	—	0.9	0.4	8.6	—	—	—	9.9
Credited (charged) directly to equity	—	—	0.6	(0.3)	—	—	—	0.3
Effects of foreign exchange	—	—	(0.1)	1.0	—	—	—	0.9
Other	—	—	—	—	—	(11.4)	6.6	(4.8)
Balance — December 31, 2020	$—	$10.5	$0.7	$72.2	$—	$—	$(43.5)	$39.9
Deferred tax liabilities:
Balance — January 1, 2019	$24.6	$—	$0.8	$—	$48.5	$—	$(48.4)	$25.5
Charged to net earnings	0.8	—	—	—	4.5	—	—	5.3
Additions from business combinations	—	—	—	—	(0.9)	—	—	(0.9)
Effects of foreign exchange	1.0	—	—	—	—	—	—	1.0
Other	—	—	(0.8)	—	—	—	(1.7)	(2.5)
Balance — December 31, 2019	26.4	—	—	—	52.1	—	(50.1)	28.4
Charged (credited) to net earnings	(0.2)	—	—	—	(6.7)	13.5	—	6.6
Charged directly to equity	—	—	—	—	—	0.8	—	0.8
Effects of foreign exchange	1.0	—	—	—	0.1	0.2	—	1.3
Other	—	—	—	—	—	(11.4)	6.6	(4.8)
Balance — December 31, 2020	$27.2	$—	$—	$—	$45.5	$3.1	$(43.5)	$32.3
(i)    This reclassification reflects the offsetting of deferred tax assets and deferred tax liabilities to the extent they relate to the same taxing authorities and there is a legally enforceable right to such offset.
The amount of deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized at December 31, 2020 was $1,721.9 (December 31, 2019 — $1,783.2). We have not recognized deferred tax assets in respect of these items because, based on management’s estimates, it is not probable that future taxable profit will be available against which we can utilize the benefits. A portion of our unused tax losses expires between 2021 and 2040 and a portion can be carried forward indefinitely. Deductible temporary differences do not expire under current applicable tax legislation.
The aggregate amount of temporary differences associated with investments in subsidiaries for which we have not recognized deferred tax liabilities is $1.1 (December 31, 2019 — $5.0). As of December 31, 2020, we recorded aggregate net deferred tax assets of $8.3 for one of our Asian subsidiaries which realized losses in 2020, another Asian subsidiary which realized losses in 2019, and for our U.S. group of subsidiaries which realized losses in 2019 and 2020. As of December 31, 2019, we recorded aggregate net deferred tax assets of $6.8 for one of our Asian subsidiaries which realized losses in 2019 and for our U.S. group of subsidiaries which realized losses in 2018 and 2019. As of December 31, 2018, we recorded $5.0 for losses incurred in our U.S. subsidiaries in 2018. We recognize deferred tax assets based on our estimate of the future taxable profit we expect these subsidiaries to achieve based on our review of financial projections.

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
Our tax incentives currently consist of tax exemptions for the profits of, and for dividend withholding taxes for, our Thailand and Laos subsidiaries. These tax exemptions are subject to certain conditions with which we intend to comply, and expire between 2021 and 2028.

We have two income tax incentives in Thailand (one of our previous Thailand tax incentives expired in Q4 2019, and another expired in Q3 2020). One of our remaining incentives initially allows for a 100% income tax exemption (including distribution taxes), and after eight years transitions to a 50% income tax exemption for the next five years (excluding distribution taxes). This incentive will transition to the 50% exemption in 2022 and expire in 2027. The second incentive, approved in Q4 2019, allows for a 100% income tax exemption (including distribution taxes) for eight years, and expires in 2028. Upon full expiry of each of the incentives, taxable profits associated therewith become fully taxable.
We received an approval from the Malaysian authorities in Q4 2020 for an income tax incentive for one of our Malaysian subsidiaries, which provides for a 50% income tax exemption for a period of five years for certain product sets manufactured by such subsidiary. The commencement date of this incentive is yet to be determined by the Malaysian authorities. Although a significant portion of this incentive may be retroactively applicable to past periods, we cannot assure that this will be the case. Due to uncertainty of the period for which this incentive applies, we cannot currently quantify the applicable benefit.
See note 25 regarding a Brazilian sales tax contingency.
21.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:
Our financial assets are comprised primarily of cash and cash equivalents, A/R, and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of A/P, certain accrued and other liabilities, the Term Loans, borrowings under the Revolver, lease obligations, and derivatives. Subsequent to initial recognition, we record the majority of our financial assets and liabilities at amortized cost except for derivative assets and liabilities, which we measure at fair value.
    Cash and cash equivalents are comprised of the following:

	December 31
	2019	2020
Cash	$446.3	$447.0
Cash equivalents	33.2	16.8
	$479.5	$463.8
Our current portfolio of cash equivalents consists of bank deposits. The majority of our cash and cash equivalents are held with financial institutions each of which had at December 31, 2020 a Standard and Poor’s short-term rating of A-1 or above.
Financial risk management objectives:
We have exposures to a variety of financial risks through our operations. We regularly monitor these risks and have established policies and business practices to mitigate the adverse effects of these potential exposures. We have used derivative financial instruments, such as foreign currency forward and swap contracts, as well as interest rate swap agreements, to reduce the effects of some of these risks. We do not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

(a)    Currency risk:
Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our financial instruments denominated in various currencies. The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. As part of our risk management program, we attempt to mitigate currency risk through a hedging program using forecasts of our anticipated future cash flows and balance sheet exposures denominated in foreign currencies. We enter into foreign currency forward contracts and swaps, generally for periods of up to 12 months, to lock in the exchange rates for future foreign currency transactions, which is intended to reduce the foreign currency risk related to our operating costs and future cash flows denominated in local currencies. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates on our operating costs and cash flows, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates. Although our functional currency is the U.S. dollar, currency risk on our income tax expense arises as we are generally required to file our tax returns in the local currency for each particular country in which we have operations. While our hedging program is designed to mitigate currency risk vis-à-vis the U.S. dollar, we remain subject to taxable foreign exchange impacts in our translated local currency financial results relevant for tax reporting purposes.

We cannot predict changes in currency exchange rates, the impact of exchange rate changes on our operating results, nor the degree to which we will be able to manage the impact of currency exchange rate changes. Such changes, including negative impacts on currency exchange rates related to the COVID-19 pandemic, could have a material effect on our business, results of operations and financial condition.

Our major currency exposures at December 31, 2020 are summarized in U.S. dollar equivalents in the following table. The local currency amounts have been converted to U.S. dollar equivalents using spot rates at December 31, 2020.

	Canadian dollar	Euro	Thai baht	Chinese renminbi
Cash and cash equivalents	$16.0	$9.6	$1.2	$8.7
A/R	2.5	52.4	—	11.0
Income taxes and value-added taxes receivable	18.5	1.4	1.4	5.4
Other financial assets	1.6	0.8	0.3	0.3
Pension and non-pension post-employment liabilities	(79.4)	(0.5)	(18.3)	(1.4)
Income taxes and value-added taxes payable	—	(0.2)	(4.8)	(11.4)
A/P and certain accrued and other liabilities and provisions	(99.3)	(35.8)	(36.7)	(46.1)

Net financial assets (liabilities)	$(140.1)	$27.7	$(56.9)	$(33.5)
Foreign currency risk sensitivity analysis:
The financial impact of a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in such non-functional currencies is summarized in the following table as at December 31, 2020. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies and our foreign exchange forward contracts and swaps.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

	Canadian dollar	Euro	Thai baht	Chinese renminbi
	Increase (decrease)
1% Strengthening
Net earnings	$—	$(0.1)	$(0.1)	$(0.2)
OCI	1.1	(0.1)	0.7	0.4
1% Weakening
Net earnings	—	0.1	0.1	0.2
OCI	(1.0)	0.1	(0.7)	(0.3)
(b)    Interest rate risk:
    Borrowings under the Credit Facility bear interest at specified rates, plus specified margins. See note 12. Our borrowings under this facility at December 31, 2020 totaled $470.4 (December 31, 2019 — $592.3), comprised of an aggregate of $470.4 under the Term Loans (December 31, 2019 — $592.3), and other than ordinary course letters of credit (described below), no amounts outstanding under the Revolver (December 31, 2019 — other than ordinary course letters of credit, no amounts outstanding under the Revolver). Such borrowings expose us to interest rate risk due to the potential variability of market interest rates. Without accounting for the interest rate swaps described below, a one-percentage point increase in these rates would increase interest expense, based on outstanding borrowings of $470.4 as at December 31, 2020, by $4.7 annually.
    As part of our risk management program, we attempt to mitigate interest rate risk through interest rate swaps. In order to partially hedge against our exposure to interest rate variability on the Initial Term Loan, we entered into 5-year agreements in August 2018 (Initial Swaps) with a syndicate of third-party banks to swap the variable interest rate (based on LIBOR plus a margin) with a fixed rate of interest for $175.0 of the total borrowings under the Initial Term Loan. The Initial Swaps expire in August 2023. In December 2018, we entered into 5-year agreements with a syndicate of third-party banks (Incremental Swaps) to swap the variable interest rate (based on LIBOR plus a margin) with a fixed rate of interest for $175.0 of the total borrowings under the Incremental Term Loan. The Incremental Swaps expire in December 2023. In June 2020, we entered into additional interest rate swap agreements with two third-party banks (Additional Swaps) to swap the variable interest rate with a fixed rate of interest on $100.0 of borrowings under our Initial Term Loan, effective upon expiration of the Initial Swaps, in order to continue to hedge our exposure to interest rate variability on such amount for 10 months after the expiration of the Initial Swaps. The Additional Swaps expire in June 2024. We have the option to cancel up to $75.0 of the notional amount of the Initial Swaps commencing in August 2021, and up to $75.0 of the notional amount of the Incremental Swaps commencing in December 2020. The options to cancel are aligned with our risk management strategy for the Term Loans as they allow us to make voluntary prepayments of outstanding amounts without premium or penalty, subject to certain conditions. In December 2020, we exercised the option to cancel $75.0 of the notional amount of the Incremental Swaps in full (increasing the unhedged amount under the Incremental Term Loan by a corresponding amount, and leaving $100.0 of Incremental Swaps in place for outstanding borrowings under the Incremental Term Loan). The cancelled portion of the Incremental Swaps was remeasured to its fair value on the date of cancellation and as a result, no gain or loss was incurred upon cancellation. The terms of the interest rate swap agreements with respect to the floating market rate and the interest payment dates match that of the underlying debt, such that any hedge ineffectiveness is not expected to be significant. At December 31, 2020, the interest rate risk related to $195.4 of borrowings under the Credit Facility was unhedged, consisting of unhedged amounts outstanding under the Term Loans ($120.4 under the Initial Term Loan and $75.0 under the Incremental Term Loan) and no amounts outstanding (other than ordinary course letters of credit) under the Revolver (December 31, 2019 — $242.3, consisting of unhedged amounts outstanding under the Term Loans and no amounts outstanding (other than ordinary course letters of credit) under the Revolver). A one-percentage point increase in applicable interest rates would increase interest expense, based on the outstanding borrowings under the Credit Facility at December 31, 2020, and including the impact of our interest rate swap agreements, by $2.0 annually.
    We obtain third-party valuations of the swaps under the interest rate swap agreements. The valuations of the swaps are primarily measured through various pricing models or discounted cash flow analyses that incorporate observable market parameters, such as interest rate yield curves and volatility, and credit risk adjustments. The valuations of the interest rate swaps are measured primarily based on Level 2 data inputs of the fair value measurement hierarchy. The unrealized portion

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

of the hedge gain or loss of the swaps is recorded in other comprehensive income. The realized portion of the hedge gain or loss of the swaps is released from accumulated OCI and recognized under finance costs in our consolidated statement of operations in the respective interest payment periods. At December 31, 2020, the fair value of our interest rate swap agreements was a net unrealized loss of $16.5 which we recorded in other non-current liabilities on our consolidated balance sheet. As we have swapped $275.0 of our borrowings under the Term Loans from floating to fixed rates as at December 31, 2020, the financial impact of a 25 basis point increase in the floating market interest rate would decrease the net unrealized loss by $1.3 and a 25 basis point decrease in the floating interest rate would increase our unrealized loss on the interest rate swaps by $0.8.

Global reform of major interest rate benchmarks is currently underway, including the anticipated replacement of some IBORs (including LIBOR) with alternative nearly risk-free rates. See note 2, "Recently issued accounting standards and amendments." There remains uncertainty over the timing and methods of transition to such alternate rates.
We have obligations under our Credit Facility, lease arrangements, derivative instruments, and financing and discounting programs that are indexed to LIBOR (LIBOR Agreements). The interest rates under these agreements are subject to change when and if LIBOR ceases to exist. Our Credit Facility provides that when the administrative agent, the majority of lenders or we determine that LIBOR is unavailable or being replaced, then we and the administrative agent may amend the underlying credit agreement to reflect a successor rate. Once LIBOR becomes unavailable, if no successor rate has been established, applicable loans under the Credit Facility will convert to Base Rate loans. Certain of our other LIBOR Agreements also specify a successor rate once LIBOR ceases to exist, while the remaining LIBOR Agreements will require amendment. While we expect that reasonable alternatives to LIBOR will be implemented in advance of its cessation date, we cannot assure that this will be the case. If LIBOR is no longer available and the alternative reference rate is higher, interest rates under the affected LIBOR Agreements would increase, which would adversely impact our interest expense, A/R discount charges, and our results of operations and cash flows.
Our variable rate Term Loans are partially hedged with interest rate swap agreements (as of December 31, 2020 — 58% hedged with a notional amount of $275.0). Hedge ineffectiveness could result due to the cessation of LIBOR, in particular where such agreements transition under the International Swaps and Derivative Association (ISDA) protocols using a different spread adjustment as compared to the underlying hedged debt.

We will continue to monitor developments with respect to the cessation of LIBOR, and will evaluate potential impacts on our LIBOR Agreements, processes, systems, risk management methodology and valuations, financial reporting, taxes, and financial results. However, we are currently unable to predict when the publication of LIBOR will cease, nor what the future replacement rate or consequences on our operations or financial results will be.

(c)    Credit risk:
Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance continues to be relatively low, notwithstanding the impact of COVID-19. We are in regular contact with our customers, suppliers and logistics providers, and to date have not experienced significant counterparty non-performance. However, if a key supplier (or any company within such supplier's supply chain) or customer experiences financial difficulties or fails to comply with their contractual obligations, which may occur, among other reasons, as a result of the continuing pandemic, this could result in a significant financial loss to us. We would also suffer a significant financial loss if an institution from which we purchased foreign currency exchange contracts or swaps, interest rate swaps, or annuities for our pension plans defaults on their contractual obligations. With respect to our financial market activities, we have adopted a policy of dealing only with credit-worthy counterparties to help mitigate the risk of financial loss from defaults. We monitor the credit risk of the counterparties with whom we conduct business, through a combined process of credit rating reviews and portfolio reviews. To attempt to mitigate the risk of financial loss from defaults under our foreign currency forward contracts and swaps, and our interest rate swaps, our contracts are held by counterparty financial institutions, each of which had a Standard and Poor’s rating of A-2 or above at December 31, 2020. In addition, we maintain cash and short-term investments in highly-rated investments or on deposit with major financial institutions. Each financial institution with which we had our A/R sales program and our SFPs had a Standard and Poor’s short-term rating of A-2 or above and a long-term rating of A- or above at December 31, 2020. Each financial institution from which annuities have been purchased for the defined benefit component of our Canadian pension plan had a Standard and Poor’s long-term rating of A+ or above at December 31, 2020. In addition, the financial institutions from which annuities

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

have been purchased for the defined benefit component of our U.K. Main pension plan are governed by local regulatory bodies.
    We also provide unsecured credit to our customers in the normal course of business. Customer exposures that potentially subject us to credit risk include our A/R, inventory on hand, and non-cancellable purchase orders in support of customer demand. From time to time, we extend the payment terms applicable to certain customers, and/or provide longer payment terms when deemed commercially reasonable. Longer payment terms, which have become more prevalent, could adversely impact our working capital requirements, and increase our financial exposure and credit risk. We attempt to mitigate customer credit risk by monitoring our customers’ financial condition and performing ongoing credit evaluations as appropriate. In certain instances, we obtain letters of credit or other forms of security from our customers. We may also purchase credit insurance from a financial institution to reduce our credit exposure to certain customers. We consider credit risk in determining our allowance for doubtful accounts, and we believe that such allowance, as adjusted from time to time, is adequate. The carrying amount of financial assets recorded in our consolidated financial statements, net of our allowance for doubtful accounts, represents our estimate of maximum exposure to credit risk. In light of COVID-19, we assessed the financial stability and liquidity of our customers in Q1 2020. We also enhanced the monitoring of, and/or developed plans intended to mitigate, the limited number of identified exposures in Q1 2020, which enhancements and plans remain in effect. No significant adjustments were made to our allowance for doubtful accounts during 2020 in connection with our ongoing assessments and monitoring initiatives. At December 31, 2020, 1% of our gross A/R were over 90 days past due (2019 — approximately 2% ). A/R are net of an allowance for doubtful accounts of $5.0 at December 31, 2020 (December 31, 2019 — $4.2).

(d)    Liquidity risk:
Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We manage liquidity risk by maintaining a portfolio of liquid funds and investments and having access to a revolving credit facility, uncommitted intraday and overnight bank overdraft facilities, an A/R sales program and our SFPs. Since our A/R sales program and the SFPs are each on an uncommitted basis, there can be no assurance that any participant bank will purchase any of the A/R that we wish to sell thereunder. However, we believe that cash flow from operating activities, together with cash on hand, cash from permitted sales of A/R, and borrowings available under the Revolver and potentially available under uncommitted intraday and overnight bank overdraft facilities, are sufficient to fund our currently anticipated financial obligations, and will remain available in the current environment.
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

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

•    Level 3 inputs are inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

	December 31, 2019		December 31, 2020
	Level 1	Level 2	Level 1	Level 2
Assets:
Foreign currency forwards and swaps	$—	$7.4	$—	$29.4

Liabilities:
Interest rate swaps	$—	$(12.1)	$—	$(16.5)
Foreign currency forwards and swaps	—	(2.9)	—	(6.1)
	$—	$(15.0)	$—	$(22.6)
See note 19 for the input levels used to measure the fair value of our pension assets. Foreign currency forward and swap contracts are valued using an income approach, by comparing the current quoted market forward rates to our contract rates and discounting the values with appropriate market observable credit risk adjusted rates. We have not valued any of the financial instruments described in the table above using Level 3 (unobservable) inputs. There were no transfers of fair value measurements between Level 1 and Level 2 of the fair value hierarchy in 2020 or 2019.
Currency derivatives and hedging activities:
    We enter into foreign currency forward contracts to hedge our cash flow exposures and foreign currency swaps to hedge our balance sheet exposures. At December 31, 2020 and 2019, we had foreign currency forwards and swaps to trade U.S. dollars in exchange for the following currencies:

As at December 31, 2020 Currency	Contract amount of U.S. dollars	Weighted average exchange rate in U.S. dollars	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$230.8	0.76	12	$11.7
Thai baht	107.7	0.03	12	4.7
Malaysian ringgit	48.7	0.24	12	1.6
Mexican peso	20.1	0.05	12	1.6
British pound	0.8	1.33	4	0.1
Chinese renminbi	44.0	0.15	12	2.8
Euro	39.5	1.21	10	(1.5)
Romanian leu	28.6	0.23	12	2.0
Singapore dollar	27.5	0.73	12	1.0
Japanese yen	8.0	0.01	4	(0.2)
Korean won	6.9	0.0009	1	(0.5)
Total (i)	$562.6			$23.3
(i)     As of December 31, 2020, approximately two-thirds of the fair values of our currently outstanding foreign currency forward contracts related to effective cash flow hedges where we applied hedge accounting, and the remainder were related to economic hedges where we recorded the changes in the fair values of those currency forward contracts through the consolidated statement of operations.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

As at December 31, 2019 Currency	Contract amount of U.S. dollars	Weighted average exchange rate in U.S. dollars	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$195.6	0.76	12	$2.1
Thai baht	98.8	0.03	12	2.1
Malaysian ringgit	54.1	0.24	12	0.4
Mexican peso	22.4	0.05	12	0.9
British pound	2.2	1.29	4	0.1
Chinese renminbi	48.8	0.14	12	(0.7)
Euro	26.1	1.12	12	(0.5)
Romanian leu	33.5	0.23	12	0.1
Singapore dollar	23.9	0.74	12	0.2
Other	18.5	—	4	(0.2)
Total	$523.9			$4.5
At December 31, 2020, the fair value of our outstanding contracts was a net unrealized gain of $23.3 (December 31, 2019 — net unrealized gain of $4.5), resulting from fluctuations in foreign exchange rates between the contract execution and the period-end date. Changes in the fair value of hedging derivatives to which we apply cash flow hedge accounting, to the extent effective, are deferred in accumulated OCI until the expenses or items being hedged are recognized in our consolidated statement of operations. Any hedge ineffectiveness, which at December 31, 2020 was not significant, is recognized immediately in our consolidated statement of operations. At December 31, 2020, we recorded $29.4 of derivative assets in other current assets and $6.1 of derivative liabilities in accrued and other current liabilities (December 31, 2019 — $7.4 of derivative assets in other current assets and $2.9 of derivative liabilities in accrued and other current liabilities).
Certain foreign currency forward and swap contracts to trade U.S. dollars do not qualify as hedges, most significantly certain Canadian dollar contracts, and we mark these contracts to market each period in our consolidated statement of operations. See note 2(p).
22.    CAPITAL DISCLOSURES:
Our main objectives in managing our capital resources are to ensure liquidity and to have funds available for working capital or other investments we determine are required to grow our business. Our capital resources consist of cash provided by operating activities, access to the Revolver, uncommitted intraday and overnight bank overdraft facilities, an uncommitted A/R sales program and SFPs, and our ability to issue debt or equity securities.
We regularly review our borrowing capacity and make adjustments, as permitted, for changes in economic conditions and changes in our requirements. See note 12 for a discussion of the terms of the Credit Facility, and amounts outstanding thereunder at December 31, 2020. We had $428.7 available (reflecting outstanding letters of credit) as of December 31, 2020 under the Revolver for future borrowings. As of December 31, 2020, we also had access (in each case on an uncommitted basis) to $162.7 in intraday and overnight bank overdraft facilities, our $300.0 A/R sales program and the SFPs to provide short-term liquidity. At December 31, 2020, we sold $119.7 of A/R under our A/R sales program and $65.3 under the SFPs (see note 4). The timing and the amounts we borrow and repay under these facilities can vary significantly from month-to-month depending on our working capital and other cash requirements.

We have repurchased and canceled SVS under NCIBs in recent years. See note 13 for details. In addition, we have purchased SVS from time-to-time in the open market through a broker to satisfy delivery obligations under our SBC plans. We have not distributed, nor do we have any current plan to distribute, any dividends to our shareholders.
Our strategy on capital risk management has not changed significantly since the end of 2019. Other than the restrictive and financial covenants associated with our Credit Facility described in note 12, we are not subject to any contractual or regulatory capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations or cash flows.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

23.    WEIGHTED AVERAGE NUMBER OF SHARES DILUTED (in millions):

	2018	2019	2020
Weighted average number of shares (basic)	139.4	131.0	129.1
Dilutive effect of outstanding awards under SBC plans	1.2	0.8	—
Weighted average number of shares (diluted)	140.6	131.8	129.1
For each of the years ended December 31, 2020, December 31, 2019, and December 31, 2018, we excluded 0.3 million stock options from the diluted weighted average per share calculation as they were out-of-the-money. References to shares in this note 23 are to our SVS and MVS taken collectively.
24.     COVID-19 GOVERNMENT SUBSIDIES:

The governments of various jurisdictions in which we have operations have approved legislation and taken administrative actions intended to aid businesses that have been adversely impacted by COVID-19, including making Subsidies available to eligible entities to subsidize or offset qualifying expenses, including employee wages, or to lower payroll taxes or required social insurance program contributions (in certain countries), in each case subject to limits and other specified criteria (collectively, COVID Subsidies). We determined that we qualified for an estimated aggregate of approximately $34 of COVID Subsidies for 2020 from various government authorities, which we recognized as a reduction to the related expenses in cost of goods sold (approximately $27) and SG&A (approximately $7) in our consolidated statement of operations. As of December 31, 2020, we received all but approximately $2 of the recognized COVID Subsidies, and have submitted, or expect to submit, claims for such remainder. The most significant of the COVID Subsidies that we recognized were provided under the Canadian Emergency Wage Subsidy (CEWS) first announced by the Government of Canada in April 2020. The COVID Subsidies we recognized in 2020 helped mitigate the adverse impact of COVID-19 on our business.

25.    COMMITMENTS, CONTINGENCIES AND GUARANTEES:
At December 31, 2020, we have commitments (that are not recognized as liabilities) under IT support agreements that require future minimum payments as follows:

2021	$21.4
2022	19.5
2023	17.2
2024	14.4
2025	12.4
Thereafter	37.3
Total future minimum payments	$122.2

As at December 31, 2020, management had approved $20.8 for capital expenditures, primarily for machinery and equipment to support new customer programs, and issued $1.2 of such amount in purchase orders to third-party vendors. We also have a contractual commitment with a supplier to purchase $4 of component parts in 2021 and $8 in 2022.

We have contingent liabilities in the form of letters of credit, letters of guarantee and surety bonds (collectively, Guarantees) which we have provided to various third parties. The Guarantees cover various payments, including customs and excise taxes, utility commitments and certain bank guarantees. At December 31, 2020, we had $41.5 of Guarantees (December 31, 2019 — $34.5), including $21.3 (December 31, 2019 — $21.2) of letters of credit outstanding under our Revolver.
We are required to make certain annual mandatory prepayments under the Credit Facility under specified circumstances, payments of outstanding amounts under the Credit Facility at maturity, contractual payments under our lease obligations, and contributions to our pension and non-pension post-employment benefit plans (see notes 12 and 19). We are also required to make interest payments on amounts outstanding under the Credit Facility, and to pay fees and charges related

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

to our Credit Facility, our A/R sales program and SFPs, and under our interest rate swap agreements, the amounts under the swap to be determined based on market rates at the time the interest payments are due (see notes 4, 12 and 21). See note 21 for our obligations under the foreign exchange contracts we held at December 31, 2020.
    In addition to the Guarantees described above, we provide routine indemnifications, the terms of which range in duration and scope, and often are not explicitly defined, including for third-party intellectual property infringement, certain negligence claims, and for our directors and officers. We have also provided indemnifications in connection with the sale of certain assets. The maximum potential liability from these indemnifications cannot be reasonably estimated. In some cases, we have recourse against other parties or insurance to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these types of indemnifications.

    In March 2019, as part of the Toronto property sale (see note 7), we entered into a 10-year lease for our new corporate headquarters, to be built by the Assignee on the site of our former location. The commencement date of this lease will be determined by such Assignee based on completion of construction of the new building, and is currently targeted to be May 2023. Upon such commencement, and based on a lease amendment signed in December 2020, our estimated annual basic rent will be approximately $2.1 million Canadian dollars for each of the first five years, and approximately $2.2 million Canadian dollars for each of the remaining five years. We may, at our option, extend the lease for two further consecutive five-year periods. We intend to remain in our temporary headquarters location until that time. Our temporary headquarters lease expires in January 2022, but can be extended for two one-year periods. We intend to use at least the first of such extensions.
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
Income taxes and other matters:
    We are subject to tax audits in various jurisdictions. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which may involve subjective areas of taxation and significant judgment.
The successful pursuit of assertions made by any government authority, including tax authorities, could result in our owing significant amounts of tax or other reimbursements, interest and possibly penalties. We believe we adequately accrue for any probable potential adverse ruling. However, there can be no assurance as to the final resolution of any claims and any resulting proceedings. If any claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and in excess of amounts accrued, and/or have a significant adverse impact on our earnings and cash flows.
    In 2017, the Brazilian Ministry of Science, Technology, Innovation and Communications (MCTIC) issued assessments seeking to disqualify certain research and development (R&D) expenses for the years 2006 to 2009, which entitled our Brazilian subsidiary (which ceased operations in 2009) to charge reduced sales tax levies to its customers. Although we received lower re-assessments for 2007 and 2008 during Q1 2020 in response to our initial appeal, we intend to continue to appeal the original assessments and the re-assessments for all years from 2006 to 2009. The assessments and re-assessments, including interest and penalties, have been revised by the MCTIC, and as of December 31, 2020, total approximately 24 million Brazilian real (approximately $5 at year-end exchange rates) for all such years, reduced from original assessments totaling approximately 39 million Brazilian real (approximately $8 at year-end exchange rates). Although we cannot predict the outcome of this matter, we believe that our R&D activities for the period are supportable, and it is probable that our position will be sustained upon full examination by the appropriate Brazilian authorities and, if necessary, upon consideration by the Brazilian judicial courts.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

26.    SEGMENT AND GEOGRAPHIC INFORMATION:
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
    Since the beginning of 2018, we have two operating and reportable segments: ATS and CCS. Our ATS segment consists of our ATS end market, and is comprised of our A&D, Industrial, Energy, HealthTech, and Capital Equipment (semiconductor, display, and power & signal distribution equipment) businesses. Our CCS segment consists of our Communications and Enterprise (servers and storage) end markets.
Factors considered in determining the two reportable segments included the nature of applicable business activities, management structure, market strategy and margin profiles. Products and services in our ATS segment are extensive and are often more regulated than in our CCS segment, and can include the following: government-certified and highly-specialized manufacturing, electronic and enclosure-related services for A&D customers; high-precision semiconductor and display equipment and integrated subsystems; a wide range of industrial automation, controls, test and measurement devices; advanced solutions for surgical instruments, diagnostic imaging and patient monitoring; and efficiency products to help manage and monitor the energy and power industries. Our ATS segment businesses typically have higher margin profiles and margin volatility, higher working capital requirements, and longer product life cycles than the businesses in our CCS segment. Products and services in our CCS segment consist predominantly of enterprise-level data communications and information processing infrastructure products, and can include routers, switches, data center interconnects, servers and storage-related products used by a wide range of businesses and cloud-based and other service providers to manage digital connectivity, commerce and social media applications. Our CCS segment businesses typically have lower margin profiles, lower working capital requirements, and higher volumes than the businesses in our ATS segment. Within our CCS segment, however, our Hardware Platform Solutions (HPS) business (previously referred to as Joint Design & Manufacturing, or JDM), which includes firmware/software enablement across all primary IT infrastructure data center technologies and aftermarket service, typically has a higher margin profile than our traditional CCS businesses, but also requires specific investments (including R&D) and higher working capital. As a result, our CCS segment margin can fluctuate from period to period depending on our mix of CCS segment business in any quarter.
    Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue). Revenue is attributed to the segment in which the product is manufactured or the service is performed. Segment income is defined as a segment’s net revenue less its cost of sales and its allocable portion of selling, general and administrative expenses and research and development expenses (collectively, Segment Costs). Identifiable Segment Costs are allocated directly to the applicable segment while other Segment Costs, including indirect costs and certain corporate charges, are allocated to our segments based on an analysis of the relative usage or benefit derived by each segment from such costs. Segment income excludes finance costs (defined in note 17), employee SBC expense, amortization of intangible assets (excluding computer software), Other Charges (recoveries) (the components of which are described in note 16), and fair value adjustments for inventory acquired in the Atrenne acquisition, as these costs and charges/recoveries are managed and reviewed by our CEO at the company level. Our segments do not record inter-segment revenue. Although segment income and segment margin are used to evaluate the performance of our segments, we may incur operating costs in one segment that may also benefit the other segment. Our accounting policies for segment reporting are the same as those applied to the Company as a whole.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

Information regarding each reportable segment for the periods indicated is set forth below:

Revenue by segment:	Year ended December 31
	2018		2019		2020
		% of total		% of total		% of total
ATS	$2,209.7	33%	$2,285.6	39%	$2,086.3	36%
CCS	4,423.5	67%	3,602.7	61%	3,661.8	64%
Communications revenue as a % of total revenue		41%		40%		42%
Enterprise revenue as a % of total revenue		26%		21%		22%
Total	$6,633.2		$5,888.3		$5,748.1

Segment income, segment margin, and reconciliation of segment income to IFRS earnings before income taxes:	Year ended December 31
	2018		2019		2020
		Segment Margin		Segment Margin		Segment Margin
ATS segment income and margin	$102.5	4.6%	$64.2	2.8%	$69.7	3.3%
CCS segment income and margin	111.4	2.5%	93.9	2.6%	129.3	3.5%
Total segment income	213.9		158.1		199.0

Reconciling items:
Finance costs	24.4		49.5		37.7
Employee SBC expense	33.4		34.1		25.8
Amortization of intangible assets (excluding computer software)	11.6		24.6		21.8
Other Charges (Recoveries) (note 16)	61.0		(49.9)		23.5
Inventory fair value adjustment (note 3)	1.6		—		—
IFRS earnings before income taxes	$81.9		$99.8		$90.2

The following table details our external revenue allocated by manufacturing location among countries that generated 10% or more of total revenue for the years indicated:

	Year ended December 31
	2018	2019	2020
Thailand	32%	34%	35%
China	20%	18%	20%
Malaysia	12%	12%	*
* Less than 10%.

    The following table details our allocation of property, plant and equipment and ROU assets among countries that represented 10% or more of total property, plant and equipment and ROU assets for the years indicated:

	December 31
	2019	2020
China	14%	14%
Thailand	16%	17%
Romania	11%	*
United States	16%	18%
Canada	*	*
* Less than 10%.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

    The following table details our allocation of intangible assets and goodwill among countries that represented 10% or more of total intangible assets and goodwill for the years indicated:

	December 31
	2019	2020
United States	86%	85%
South Korea	10%	11%
Customers:
    The following table sets forth the customers that individually represented 10% or more of total revenue for the years indicated, and their segments. No customer individually represented 10% or more of total revenue in 2020:

	Segment	Year ended December 31
		2018	2019
Cisco Systems, Inc.	CCS	14%	12%
Dell Technologies	CCS	10%	*
Total		24%	12%
* Less than 10%.

At December 31, 2020, we had two customers that individually represented 10% or more of total A/R (in our CCS segment) (December 31, 2019 — two customers (one from each of our segments); December 31 2018 — two customers (in our CCS segment)).