Form 20-F
period 2021-12-31
CELESTICA INC
filed 2022-03-14
CIK 1030894

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________________________
FORM 20-F

☐  Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2021
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

106,111,146	Subordinate Voting Shares	0	Preference Shares
18,600,193	Multiple Voting Shares
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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

ii

Part I.
        In this Annual Report on Form 20-F for the year ended December 31, 2021 (referred to herein as "this Annual Report"), "Celestica," the "Corporation," the "Company," "we," "us" and "our" refer to Celestica Inc. and its subsidiaries.
        In this Annual Report, the United States is referred to as the "U.S.," and all dollar amounts are expressed in U.S. dollars, except where we state otherwise. All references to "U.S.$" or "$" are to U.S. dollars and all references to "C$" are to Canadian dollars. Unless we indicate otherwise, any reference in this Annual Report to a conversion between U.S.$ and C$ is a conversion at the average of the exchange rates in effect for the year ended December 31, 2021. During that period, based on the relevant noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Board of Governors of the U.S. Federal Reserve Bank, the average daily exchange rate was U.S.$1.00 = C$1.2533.
        Unless we indicate otherwise, all information in this Annual Report is stated as of February 22, 2022.
Forward-Looking Statements
Item 3(D), "Key Information — Risk Factors," Item 4, "Information on the Company," Item 5, "Operating and Financial Review and Prospects" and other sections of this Annual Report contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the U.S. Securities Act, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the U.S. Exchange Act, and forward-looking information within the meaning of applicable Canadian securities laws (collectively, forward-looking statements), including, without limitation, statements related to: anticipated and potential adverse impacts resulting from coronavirus disease 2019 and related mutations (COVID-19); our priorities, intended areas of focus, targets, objectives and goals (including, but not limited to, those set forth under the caption "Celestica's Strategy" in Item 4(B), and the captions "Operating Goals and Priorities" and "Our Strategy" in Item 5, "Operating and Financial Review and Prospects"); trends in the electronics manufacturing services (EMS) industry and our segments (and/or their constituent businesses), and their anticipated impact; the anticipated impact of current market conditions in each of our segments (and/or constituent businesses) and near-term expectations (positive and negative); anticipated restructuring and potential divestiture actions; our anticipated financial and/or operating results and outlook; our strategies; our credit risk; the anticipated impact of acquisitions (including the acquisition of PCI Private Limited (PCI)), and program wins, transfers, losses or disengagements; materials, component and supply chain constraints; shipping delays; anticipated expenses, capital expenditures and other working capital requirements and contractual obligations; our intended repatriation of certain undistributed earnings from foreign subsidiaries (and amounts we do not intend to repatriate in the foreseeable future); diversity and inclusion; the potential impact of tax and litigation outcomes; our ability to use certain tax losses; intended investments in our business; the potential impact of the pace of technological changes, customer outsourcing, program transfers, and the global economic environment; the intended method of funding subordinate voting share (SVS) repurchases and our restructuring provision; the lease for our temporary and new corporate headquarters; Toronto transition costs; the impact of our outstanding indebtedness; liquidity and the sufficiency of our capital resources; our intention (when in our discretion) to settle outstanding equity awards with SVS; our financial statement estimates and assumptions; recently-issued accounting pronouncements and amendments; the potential impact of price reductions and longer payment terms; our compliance with covenants under our credit facility; refinancing debt at maturity; interest rates and expense; the potential adverse impacts of events outside of our control, including, among others: U.S. policies or legislation, U.S. and global tax reform; product/component tariffs on items imported into the U.S. and related countermeasures, and/or the impact of, in addition to COVID-19, other widespread illness or disease (External Events); mandatory prepayments under our credit facility; pension plan funding requirements and the impact of annuity purchases; our income tax incentives; the anticipated impact of COVID-19-related governmental relief measures; accounts payable cash flow levels; expectations with respect to cash deposits; accounts receivable sales; internal relocation costs; our cash generating units with goodwill; our future warranty obligations; cybersecurity threats and incidents; our intentions with respect to environmental assessments for newly-leased or acquired properties; our expectations with respect to expiring leases; interest rate swap agreements; the pay-for-performance alignment of our executive compensation program; our intention to retain earnings for general corporate purposes; the timing of finalization of the PCI purchase price allocation and net working capital adjustment; increases in intangible asset amortization; and costs in connection with our pursuit of acquisitions and strategic transactions. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "continues," "target," "project," "potential," "possible," "contemplate," "seek," or similar expressions, or may employ such future or conditional verbs as "may," "might," "will," "could," "should" or "would," or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, where applicable, and applicable Canadian securities laws.

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

RISK FACTOR SUMMARY
•customer and segment concentration; challenges of replacing revenue from completed, lost or non-renewed programs or customer disengagements;
•price, margin pressures, and other competitive factors and adverse market conditions affecting, and the highly competitive nature of, the EMS industry in general and our segments in particular (including the risk that anticipated market improvements do not materialize);
•delays in the delivery and availability of components, services and materials, as well as their costs and quality;
•our customers' ability to compete and succeed using our products and services;
•changes in our mix of customers and/or the types of products or services we provide, including negative impacts of higher concentrations of lower margin programs;
•managing changes in customer demand;
•rapidly evolving and changing technologies, and changes in our customers' business or outsourcing strategies;
•the cyclical and volatile nature of our semiconductor business;
•the expansion or consolidation of our operations;
•the inability to maintain adequate utilization of our workforce;
•defects or deficiencies in our products, services or designs;
•volatility in the commercial aerospace industry;
•integrating and achieving the anticipated benefits from acquisitions (including our acquisition of PCI) and "operate-in-place" arrangements;
•compliance with customer-driven policies and standards, and third-party certification requirements;
•challenges associated with new customers or programs, or the provision of new services;
•the impact of our restructuring actions and/or productivity initiatives, including a failure to achieve anticipated benefits therefrom;
•negative impacts on our business resulting from newly-increased third-party indebtedness;
•the incurrence of future restructuring charges, impairment charges, other write-downs of assets or operating losses;
•managing our business during uncertain market, political and economic conditions, including among others, geopolitical and other risks associated with our international operations, including military actions, protectionism and reactive countermeasures, economic or other sanctions or trade barriers, including in relation to the evolving Ukraine/Russia conflict;
•disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of External Events;
•the scope, duration and impact of the COVID-19 pandemic;
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
•negative impacts on our business resulting from any significant uses of cash (including for the acquisition of PCI), securities issuances, and/or additional increases in third-party indebtedness (including as a result of an inability to sell desired amounts under our uncommitted accounts receivable sales program);
•operational impacts that may affect PCI's ability to achieve anticipated financial results;
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
•the management of our information technology systems, and the fact that while we have not been materially impacted by computer viruses, malware, ransomware, hacking attempts or outages, we have been (and may continue to be) the target of such events;
•the inability to prevent or detect all errors or fraud;
•the variability of revenue and operating results;
•unanticipated disruptions to our cash flows;
•compliance with applicable laws and regulations;
•our pension and other benefit plan obligations;
•changes in accounting judgments, estimates and assumptions;
•our ability to maintain compliance with applicable credit facility covenants;
•interest rate fluctuations and the discontinuation of LIBOR;
•our ability to refinance our indebtedness from time to time;
•deterioration in financial markets or the macro-economic environment;
•our credit rating;
•the interest of our controlling shareholder;
•current or future litigation, governmental actions, and/or changes in legislation or accounting standards;
•negative publicity;
•the impact of climate change;
•that we will not be permitted to, or do not, repurchase SVS under any normal course issuer bid (NCIB); and
•our ability to achieve our environmental, social and governance (ESG) initiative goals, including with respect to diversity and inclusion and climate change.

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
Our forward-looking statements contained in this Annual Report are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include those related to the following:
•the scope and duration of materials constraints and the COVID-19 pandemic, and their impact on our sites, customers and suppliers;
•fluctuation of production schedules from our customers in terms of volume and mix of products or services;
•the timing and execution of, and investments associated with, ramping new business;
•the success of our customers' products;
•our ability to retain programs and customers;
•the stability of general economic and market conditions, and currency exchange rates;
•supplier performance and quality, pricing and terms;
•compliance by third parties with their contractual obligations;
•the costs and availability of components, materials, services, equipment, labor, energy and transportation;
•that our customers will retain liability for product/component tariffs and countermeasures;
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
•the availability of cash resources for, and the permissibility under our credit facility of, repurchases of outstanding SVS under our current NCIB, and compliance with applicable laws and regulations pertaining to NCIBs;
•compliance with applicable credit facility covenants;
•anticipated demand strength in certain of our businesses;
•anticipated demand weakness in, and/or the impact of anticipated adverse market conditions on, certain of our businesses;
•anticipated financial results by PCI will be achieved; we are able to successfully integrate PCI, further develop our ATS segment business, and achieve the other expected synergies and benefits from the acquisition; all financial information provided by PCI is accurate and complete, and all forecasts of PCI’s operating results are reasonable and were provided to Celestica in good faith; and
•we will continue to have sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities.
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
A.   [Removed and Reserved]

B.    Capitalization and Indebtedness
Not applicable.
C.    Reasons for the Offer and Use of Proceeds
Not applicable.

D.    Risk Factors

Each of the following risk factors, or any combination of them, could have a material adverse effect on our business, financial condition, and/or operating results. Our shareholders and prospective investors should carefully consider each of the following risks and all of the other information set forth in this Annual Report.
We are dependent on a limited number of customers and end markets. A decline in revenue from, or the loss of, any significant customer, could have a material adverse effect on our financial condition and operating results.
We depend upon a small number of customers for a substantial portion of our revenue. Our top 10 customers in 2021 represented 66% (2020 — 66%; 2019 — 65%) of our total revenue. We also remain dependent upon revenue from our Connectivity and Cloud Solutions (CCS) segment, which represented 59% of our consolidated revenue in 2021 (2020 — 64%; 2019 — 61%). Notwithstanding the expansion of our Advanced Technology Solutions (ATS) segment, our newly-reshaped CCS segment portfolio, and growth in our Hardware Platform Solutions (HPS) business, we remain dependent on our traditional CCS business for a large portion of our revenue, which continues to experience slower growth rates, increased pricing pressures and a highly competitive marketplace, including from original design manufacturers (ODMs).
A decline in revenue from, or the loss of, any significant customer could have a material adverse effect on our financial condition and operating results. We cannot assure: (i) the replacement of completed, delayed, cancelled or reduced orders with new business; (ii) that our current customers will continue to utilize our services consistent with historical volumes or at all; and/or (iii) that our customers will renew their long-term manufacturing or services contracts with us on acceptable terms or at all. Disengagements resulting from our recent CCS segment portfolio review, including our disengagement from programs with Cisco Systems, Inc. (Cisco), resulted in an estimated annualized revenue decline of $1.25 billion in 2021, compared to revenue in 2018, the year such review commenced. Our disengagement from Cisco was completed in the fourth quarter of 2020.
There can also be no assurance that our efforts to secure new customers and programs will succeed in reducing our customer concentration. Failure to secure business from existing or new customers in any of our end markets would adversely impact our operating results.

Any of the foregoing may adversely affect our margins, cash flow, and our ability to grow our revenue, and may increase the variability of our operating results from period to period. See "Our revenue and operating results may vary significantly from period to period" below.

We operate in an industry comprised of numerous competitors and aggressive pricing dynamics.

We operate in a highly competitive industry. Our competitors include large global EMS companies, ODMs that specialize in providing internally designed products and manufacturing services, smaller EMS companies that often have a regional, product, service or industry-specific focus, as well as component and sub-system suppliers, distributors and/or systems integrators. In addition, our HPS offering may compete with our traditional customers' hardware offerings. Offering products or services that compete with the offerings of our customers may negatively impact our relationship with, or result in a loss of business from, such customers. We face indirect competition from current and prospective customers who decide to manufacture products internally, or insource previously outsourced business. In addition to the foregoing, we may face competition from distribution and logistics providers expanding their services across the supply chain.

    The competitive environment in our industry is intense and aggressive pricing is a common business dynamic. Some of our competitors have greater scale and offer a broader range of services. Additionally, our current or potential competitors may: be more effective than we are in increasing or shifting their presence in new lower-cost, lower-tariff or tariff-free regions to try to offset continuous competitive pressure and increasing labor costs or to secure new business; develop or acquire services comparable or superior to ours; consolidate to form larger competitors; have greater name recognition, critical mass and/or geographic market presence; have greater manufacturing, research and development (R&D) and marketing resources; be better able to take advantage of acquisition opportunities; be willing to, or able to make sales or provide services at lower margins than we do; or adapt more quickly than we do to new technologies, evolving industry trends and changing customer requirements. In addition, our competitors may be more effective than we are in investing in information technology solutions to differentiate their offerings. Some of our competitors have increased their vertical capabilities by manufacturing modules or components used in the products they assemble. Although we have also expanded our capabilities, including through acquisitions and "operate-in-place" arrangements, our competitors' expansion efforts may be more successful than ours.

Competition may cause pricing pressures, reduced profits or a loss of market share (for example, from program losses, non-renewals or customer disengagements). We may not be able to compete successfully against our current and future competitors.

We are dependent on third parties to supply certain materials, and our results can be negatively affected by the quality, availability and cost of such materials.

    The purchase of materials and electronic components represents a significant portion of our costs. We rely on third parties to provide such items. Materials shortages or other issues affecting timely access to these materials (which often occur in our industry) may impact our ability to successfully complete a program. A delay or interruption in supply from a component supplier, especially for single-sourced components, could have a significant impact on our operations and on our customers if we are unable to deliver finished products in a timely manner. If the amount we are required to pay for equipment and supplies exceeds what we have estimated, especially in a fixed price contract, we may suffer losses on these contracts. If a supplier or manufacturer fails to provide components, supplies or equipment as required under a contract, we may be required to source these items from other third parties on a delayed basis or on less favorable terms, which could impact our profitability. Additionally, quality or reliability issues at any of our component providers, or financial difficulties that affect their production and ability to supply us with components, could halt or delay production of a customer's product, or result in claims against us for failure to meet required customer specifications, which could materially adversely impact our operating results. Shortages may also result in our carrying higher levels of inventory and extended lead-times, or result in increased component prices, which may require price increases in the products and services that we provide. Any increase in our costs that we are unable to recover would negatively impact our margins and operating results. Changes in forecasted volumes or in our customers' requirements can also negatively affect our ability to obtain components and adversely impact our operating results. We continue to experience materials constraints in both of our segments, due to global supply shortages for many electronic components, which have been significantly exacerbated during 2020 and 2021 as a result of COVID-19. Materials shortages have been aggravated by the significant impact of COVID-19-related workforce constraints on the factories of certain of our suppliers. We also recognize that some sub-tier suppliers providing raw materials such as palladium, neon gas and high-grade aluminum are partially dependent on supply from Russia/Ukraine. We will closely monitor the supply availability and price fluctuations of these raw materials. In addition, as a result of the evolving situation in Ukraine, we may experience, among other impacts, export restrictions and increases to fuel costs. As we are dependent on our suppliers to prioritize their manufacturing to produce the products we need to fulfill our customer orders, these shortages have caused delays in the production of customer products in both of our segments, and in combination with volatile market demand, negatively impacted our margins and resulted in higher-than-expected levels of inventory in 2020 and 2021. To address these adverse market conditions, which are expected to continue throughout 2022, we are placing purchase orders with longer-than-usual lead times (in some cases in excess of one year), in order to secure materials needed for production. See Item 5, Operating and Financial Review and Prospects — MD&A, "Recent Developments – Segment Environment" and "Liquidity — Contractual Obligations."
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
The mix of our customers and the type of products or services we provide may have an impact on our financial condition and operating results from period-to-period. For example, a higher concentration of lower-margin programs will have an adverse impact on our operating results in the relevant period. See Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) — Recent Developments" for a discussion of the impact on our operating results of customer and service mix during 2021. In addition, certain customer agreements require us to provide specific price reductions over the contract term, which negatively impact our financial condition and operating results if they are not offset.
Inherent challenges in managing changes in customer demand may impact our planning, supply chain execution and manufacturing, and may adversely affect our operating performance and results.
Our customers typically do not commit to production schedules for more than 30 to 90 days in advance (however, due to global supply shortages, some customers have provided us with longer commitments), and we often experience volatility in customer orders and inventory levels. Customers may terminate their agreements with us prior to scheduled expiration, fail to renew such agreements upon expiration, or significantly change, reduce or delay the volume of manufacturing or other services they order from us, any of which would adversely affect our operating results. Customers may also shift business to our competitors, in-source programs, or adjust the concentration of their supplier base. The global economic environment, adverse market conditions, political and geopolitical pressures, negative sentiment from our customers' customers or changes made by local governments (such as tax benefits or tariffs) may also impact our customers' business decisions. These and other factors could adversely affect the rate of outsourcing to EMS providers generally or to us in particular. A significant portion of our revenue can occur in the last month of the quarter, and purchase orders may be subject to change or cancellation, all of which affect our operating results when they occur. In 2021, we continued to experience significant demand reductions in certain markets, particularly in our commercial aerospace business, as a result of COVID-19. Because we cannot predict customer behavior, or if or when adverse market conditions will reverse, our forecasts of customer orders may be inaccurate, and may make it difficult to order appropriate levels of materials, schedule production, and maximize utilization of our manufacturing capacity and resources.
Our customers may change their forecasts, production quantities or product type requirements, or may accelerate, delay or cancel production quantities. When customers change production volumes or request different products to be manufactured from those in their original forecast, the unavailability of components and materials for such changes could also adversely impact our revenue and working capital performance. See "We are dependent on third parties to supply certain materials, and our results can be negatively affected by the quality, availability and cost of such materials" above.
    Further, to guarantee continuity of supply for many of our customers, we are required to manufacture and warehouse specified quantities of finished goods. The uncertainty of demand in our customers' end markets, intense competition in our customers' industries and general order volume volatility may result in customers delaying or canceling the delivery of products we manufacture for them or placing purchase orders for lower volumes of products than previously anticipated. This may result in higher than expected levels of inventory, which could in turn have a material adverse impact on our operating results and working capital performance. Although the levels of inventory we carry in any period reflect inventory required to support new program ramps, inventory levels are also impacted by demand volatility and significant product mix changes, including late changes from customers, as well as materials constraints from suppliers (which persisted throughout 2021). As a result of global supply constraints, and related customer requests for us to order sufficient components, there has been a significant increase in our purchase order obligations from prior periods. We may not be able to return or re-sell excess inventory resulting from these factors, or we may be required to hold such inventory for a period of time, any of which may result in higher working capital needs (offset in part by customer cash deposits), and/or a requirement to record additional (and higher-than-typical) reserves for excess or obsolete inventory (as occurred in 2020). Order cancellations and delays could also lower our asset utilization, resulting in higher levels of unproductive assets, lower inventory turns, and lower margins.

The semiconductor industry is cyclical and volatile in nature.

The semiconductor industry is highly cyclical and has experienced significant economic downturns, often in connection with, or in anticipation of, maturing product cycles or a decline in general economic conditions. These downturns are characterized by diminished product demand, lower volumes and rapid erosion of average selling prices, resulting in revenue declines, production overcapacity, and excess inventory (as was the case throughout 2019). The timing, length and volatility of these cycles are difficult to predict. The quick onset of demand changes, as well as the high level of fixed costs associated with this business, exacerbate the adverse impact of these downturns on our operating results. Actions taken to reduce our costs may be insufficient to align our structure with prevailing business conditions, and we may be unable to invest in R&D and engineering at the levels we believe are necessary to maintain our competitive position. On the other hand, in the event of a significant upturn, we may not be able to expand our workforce and operations in a sufficiently timely manner, procure adequate resources and raw materials, or locate suitable third-party suppliers to respond effectively to changes in demand for our existing products or to the demand for new products requested by our customers. See Item 5, "Operating and Financial Review and Prospects — MD&A — Recent Developments – Segment Environment." Any of the foregoing may adversely affect our margins, cash flow, and our ability to grow our revenue, and may increase the variability of our operating results from period to period.
We may encounter difficulties expanding or consolidating our operations or introducing new competencies or new offerings, which could adversely affect our operating results.
As we expand our business, open new sites, enter into new markets, products and technologies, invest in research, design and development, acquire new businesses or capabilities, transfer business within our network, consolidate certain operations, and/or introduce new business models or programs, we may encounter difficulties that result in higher than expected costs associated with such activities. Potential difficulties related to such activities include our ability: to manage growth effectively; to maintain existing business relationships during periods of transition; to anticipate disruptions in our operations that may impact our ability to deliver to customers on time, produce quality products and ensure overall customer satisfaction; and to respond rapidly to changes in customer demand or volumes. For example, our profitability was adversely impacted during 2020 and 2021 as a result of significant reduced demand in our aerospace and defense (A&D) business, due in part to COVID-19, requiring cost reduction actions to appropriately adjust our cost base.

We may also encounter difficulties in ramping and executing new programs. Ramping new programs can range from several months to over a year before production starts, and often requires significant up-front investments and increased working capital. These programs may generate lower margins or losses during and/or following the ramp period, or may not achieve the expected financial performance, due to production ramp inefficiencies, lower than expected volume, or delays in ramping to volume. In addition, our customers may significantly change these programs, or even cancel them altogether, due to decreases in their end-market demand or in the actual or anticipated success of their products in the marketplace. We may incur increased ramping costs as we further expand our ATS segment, and ramp new programs, including in the facility formerly used for programs with Cisco. There can be no assurance that our increased investments will benefit us or result in business growth. As we pursue opportunities in new markets or technologies, we may encounter challenges due to our limited knowledge or experience in these areas. In addition, the success of new business models or programs depends on a number of factors including: understanding the new business or markets; timely and successful product development; market acceptance; the effective management of purchase commitments and inventory levels in line with anticipated demand; the development or acquisition of appropriate intellectual property and capital investments, to the extent required; the availability of materials in adequate quantities and at appropriate costs to meet anticipated demand; and the risk that new offerings may have quality or other defects in the early stages of introduction. Any of these factors could prevent us from realizing the anticipated benefits of growth in new markets or technologies, which could materially adversely affect our business and operating results.
As part of our strategy to enhance our end-to-end service offerings, we intend to continue to expand our design and engineering capabilities. Providing these services may expose us to different or greater potential risks than those we face when providing our manufacturing services. Our design services require significant investments in R&D, technology licensing, testing and tooling equipment, patent applications and talent recruitment. Our margins may be adversely impacted if we incur higher than expected investment costs, or if our customers are not satisfied with our progress, or do not approve our completed designs. In addition, our design activities often require the purchase of inventory for initial production runs before we have a firm purchase commitment from a customer. Furthermore, we face increased competition with respect to this offering, as well as the recruitment of our HPS talent, from ODMs and other companies providing similar services. As we continue to grow our HPS business, costs required to support our design and engineering capabilities are expected to increase (for example, we expanded our HPS engineering network at our Richardson, Texas facility in 2021), and adversely impact our profitability. In addition, some of the products we design and develop must satisfy safety and regulatory standards and/or receive government certifications. If we fail to obtain these approvals or certifications on a timely basis, we would be unable to sell these products, which would harm our revenues, profitability and reputation.
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

The cost of providing our services, including the extent to which we utilize our workforce, affects our profitability. Our workforce utilization rate is affected by a number of factors, including: our ability to transition employees from completed projects to new programs and to hire and assimilate new employees; our ability to forecast demand for our services and thereby maintain an appropriate headcount in each of our geographies and operating sites; our ability to manage attrition; our need to devote time and resources to training and development; and our ability to match the skill sets of our employees to the needs of the marketplace. If we over-utilize our workforce, our employees may become disengaged, which could impact employee attrition. If we under-utilize our workforce, our margins and profitability could suffer. Manufacturing shut-downs and restrictions due to COVID-19 resulted in the incurrence of certain idled labor costs, which adversely impacted our financial results in 2020 and 2021.
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
We are subject to demand volatility in the commercial aerospace industry, and the sustained downturn in this industry as a result of COVID-19 has adversely impacted the revenues of our A&D business.

Our A&D business may be affected by certain characteristics and trends of the commercial aerospace industry, such as fluctuations in its business cycle, varying fuel and labor costs, intense price competition and regulatory scrutiny, certain trends, including a possible decrease in aviation activity and a decrease in outsourcing by aircraft manufacturers or the failure of projected market growth to materialize or continue. In the event that these characteristics and trends adversely affect customers in the commercial aerospace industry, they may reduce the overall demand for our commercial aerospace services. The Boeing 737 Max program halt led to demand reductions in our commercial aerospace business in 2020, which have not yet recovered. In addition, the severe and prolonged adverse impact of COVID-19 on the commercial aerospace industry due to quarantines, travel restrictions, business curtailments, resurgences and mutations of the virus and safety concerns had a material and adverse impact on our commercial aerospace revenues during 2020 and 2021.

We may encounter integration and other significant challenges with respect to our acquisitions and strategic transactions which could adversely affect our operating results.
We have (and may continue to) expand our network, capabilities and presence in new regions and end markets through acquisitions and/or strategic transactions, including multi-year "operate-in-place" arrangements, where we manage certain production, assembly or other services for customers directly from their locations, acquire their inventory, equipment and/or other assets, hire their employees, and lease or acquire their manufacturing sites. Potential challenges related to these acquisitions and transactions include: integrating acquired operations, systems and businesses (which may include transferring production from acquired operations to our existing network, or downsizing or closing acquired locations, in each case to obtain anticipated operational synergies); meeting customers' expectations as to volume, product quality and timeliness; supporting legacy contractual obligations; retaining customer, supplier, employee or other business relationships of acquired operations; addressing unforeseen liabilities of acquired businesses; limited experience with new technologies and markets; failure to realize anticipated benefits, such as cost savings and revenue enhancements; failure to achieve anticipated business volumes or operating margins; valuation methodologies not accurately capturing the value of the acquired business; the effects of diverting management's attention from day-to-day operations to matters involving the integration of acquired businesses; incurring potentially substantial transaction costs associated with these transactions; increased burdens on our staff and on our administrative, internal control and operating systems, which may hinder our legal and regulatory compliance activities; overpayment for an acquisition; and potential impairments resulting from post-acquisition deterioration in, or reduced benefit from, an acquired business. While we often obtain indemnification rights from the sellers of acquired businesses, such rights may be difficult to enforce, the losses may exceed any dedicated escrow funds, and the indemnitors may not have the ability to financially support the indemnity. Any of these factors may prevent us from realizing the anticipated benefits of an acquisition, including additional revenue, operational synergies, and/or economies of scale. Any delay or failure to realize the anticipated benefits of acquisitions may adversely affect our business and operating results and may require us to write-down the carrying value of any related goodwill and intangible assets in periods subsequent to the acquisitions. For example, our profitability was adversely impacted during 2020 and 2021 as a result of significant reduced demand in our A&D business, due in part to COVID-19, requiring related cost reduction actions to adjust our cost base. Acquisitions may also involve businesses we are not familiar with, and expose us to additional business risks that are different than those we have traditionally experienced or anticipated at the time of acquisition.
Any failure to comply with customer-driven policies and standards, and third party certification requirements could adversely affect our business and reputation.
In addition to government regulations and industry standards, our customers may require us to comply with their own climate change, social responsibility, conflict minerals, quality or other business policies or standards, which may be more restrictive than current laws and regulations and our pre-existing policies. Such policies or standards may be customer-driven, established by the industries in which we operate, or imposed by third party organizations. For example, we are a member of the Responsible Business Alliance (RBA). The RBA is a non-profit coalition of electronics companies that, among other things, establishes standards for its members in responsible and ethical practices in the areas of labor, environmental compliance, employee health and safety, ethics and social responsibility. Our compliance with these policies, standards and third-party certification requirements could be costly, and our failure to comply could adversely affect our operations, customer relationships, reputation and profitability.
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

There are also risks associated with the timing and ultimate realization of anticipated revenue from a new program or service. Certain new programs or services require us to devote significant capital and personnel to new technologies and competencies. We may not meet customer expectations, which could damage our relationships with such customers and impact our ability to timely deliver conforming products or services. The success of new programs may also depend heavily on factors including product reliability, supply chain dynamics, market acceptance, regulatory approvals and/or economic conditions. Any failure to meet expectations on these factors could adversely affect our results of operations.
We have incurred significant restructuring charges in recent periods, and expect to incur further restructuring charges during 2022; we may not achieve some or all of the expected benefits from our restructuring activities, these activities may adversely affect our business, and additional restructuring actions may be required once currently-contemplated actions are complete.
We incurred restructuring charges of $10.5 million in 2021, $25.8 million in 2020, and $37.9 million in 2019, and expect to incur incremental restructuring charges in 2022. See Item 5, "Operating and Financial Review and Prospects — MD&A — Operating Results — Other charges (recoveries)." Implementation of our restructuring activities may be costly and disruptive to our business, and we may not achieve the cost savings and benefits anticipated from such activities. We may not be able to retain or expand existing business due to execution issues relating to anticipated headcount reductions, plant closures or product/service transfers, and we may incur higher operating expenses during the periods of transition. Additionally, restructuring actions may result in a loss of continuity and accumulated knowledge in our workforce and related operational inefficiencies, as well as negative publicity. Headcount reductions can also have a negative impact on morale and our ability to attract and hire new qualified personnel in the future. Our restructuring activities require a significant amount of management and other employees’ time and focus, which may divert attention from operating and growing our business. Any failure to achieve some or all of the expected benefits of our restructuring activities, including any delay in implementing planned related restructuring actions, may have a material adverse effect on our competitive position and operating results. In addition, we may implement additional future restructuring actions or divestitures as a result of changes in our business, the marketplace and/or our exit from less profitable, under-performing, non-core or non-strategic operations.
We have incurred substantial third-party debt to fund acquisitions, which has increased our debt service requirements, may reduce our ability to fund future acquisitions and/or to respond to unexpected capital requirements, and may have other adverse impacts on our business.
Our outstanding indebtedness, together with the mandatory prepayment provisions of our credit facility, require us to dedicate a portion of our cash flow to make interest and principal payments on such indebtedness, thereby limiting the availability of our cash flow for other purposes, and may reduce our ability to fund future acquisitions and/or to respond to unexpected capital requirements. Such indebtedness (which may increase if we are unable to sell desired amounts under our uncommitted accounts receivable sales program) may also: require us to pursue additional term financing for potential investments, which may not be available on acceptable terms or at all; limit our ability to obtain additional financing for working capital, business activities, and other general corporate requirements; limit our ability to refinance our indebtedness on terms acceptable to us or at all; limit our flexibility to plan for and adjust to changing business and market conditions; and increase our vulnerability to general adverse economic and industry conditions. In addition, such indebtedness could have a variety of other adverse effects, including: (i) default and foreclosure on our assets if we have insufficient funds to repay the debt obligations; (ii) acceleration of such indebtedness or cross-defaults if we breach financial or other covenants under applicable debt agreements and such breaches are not waived; (iii) increased vulnerability to adverse changes in competitive conditions or government regulation; and (iv) other disadvantages compared to our competitors who have less debt. Our credit facility also prohibits share repurchases for cancellation if our leverage ratio (as defined in such facility) exceeds a specified amount (this restriction is not currently, and during 2021 was not, in effect).

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

We have from time to time recorded impairment charges when we have determined that the carrying amount of our assets, or related cash generating unit or units (CGUs), may not be recoverable (last recorded in 2015). We have also recorded charges (including during 2019 - 2021) to write-down specified assets in connection with our restructuring actions (described in note 15 to the Consolidated Financial Statements in Item 18). Determining the recoverable amount of our assets and CGUs is subjective and requires management to exercise significant judgment in estimating future growth, profitability, discount and terminal growth rates, and in projecting future cash flows, among other factors, including the impact of market conditions on management's assumptions. Future events and changing market conditions may impact our assumptions as to prices, costs, or other factors that may result in changes to our estimates of future cash flows, which may in turn result in impairment charges, which could be substantial and adversely affect our financial results. Factors that might reduce the recoverable amount of these assets below their respective carrying values include declines in our stock price and market capitalization, reduced future cash flow estimates, slower growth rates, or significant operating losses in any of our businesses. Sustained market price decreases, demand softness, and/or failure to realize future revenue at an appropriate profit margin in any CGU could negatively impact our operating results, including the incurrence of restructuring charges and/or impairment losses for such CGU or operating losses for the relevant business. Similar risks apply to assessing the recoverability of our deferred tax assets.
We continue to operate in an uncertain global economic and political environment.
Concerns over global economic conditions, financial markets, geopolitical issues, energy costs, inflation, and the availability and cost of credit, have contributed to increased global economic and political uncertainty. The political environment in the U.S., tensions between the U.S. and other countries, and the evolving Russia/Ukraine conflict, have contributed to such uncertainty. Trade actions between the U.S. and China have made our production from China less cost-competitive than other low-cost countries in recent periods. These geopolitical events, which are outside our control, have adversely impacted, and are expected to continue to adversely impact, our China operations. See "Our operations have been and could continue to be adversely affected by events outside our control" and "U.S. policies or legislation could have a material adverse effect on our business, results of operations and financial condition" below. Uncertain global economies have adversely impacted, and may continue to unpredictably impact, currency exchange rates. See "We are exposed to translation and transaction risks associated with foreign currency exchange rate fluctuations; hedging instruments may not be effective in mitigating such risks" below. Financial market instability may result in lower returns on our financial investments, and lower values on some of our assets. Alternately, inflation may lead to higher costs for materials and/or increase our costs of borrowing and raising capital, and we have experienced wage and materials price inflation during 2021. Uncertainty surrounding the global economic environment and geopolitical outlook may impact current and future demand for some of the products we manufacture or services we provide, the financial condition of our customers and/or suppliers, as well as the number and pace of customer consolidations. If any of the foregoing impacts the financial condition of our customers, they may delay payments to us or request extended payment terms, which could have an adverse effect on our financial condition and working capital. If any of the foregoing impacts the financial condition of our suppliers, this may have an adverse effect on our operations, financial condition and/or customer relationships. We cannot predict the precise nature, extent, or duration of these economic or political conditions or if they will have any impact on our financial results. A deterioration in the economic environment may exacerbate the effect of the various risk factors described in this Annual Report and could result in other unforeseen events that may adversely impact our business and financial condition.
Our operations have been and could continue to be adversely affected by events outside our control.
Our operations and those of our customers, component suppliers and/or our logistics partners may be disrupted by global or local events outside our control, including: natural disasters and related disruptions; political instability; geopolitical dynamics; terrorism; armed conflict; labor or social unrest; criminal activity; disease or illness that affects local, regional, national or international economies (see below); unusually adverse weather conditions; cybersecurity incidents (see "Our operations and our customer relationships may be adversely affected by disruptions to our information technology (IT) systems, including disruptions from cybersecurity breaches of our IT infrastructure" below); and other risks present in the jurisdictions in which we, our customers, our suppliers and/or our logistics partners operate. These types of events could disrupt operations at one or more of our sites or those of our customers, component suppliers and/or our logistics partners. These events could also lead to higher costs or supply shortages, and may disrupt the delivery of components to us or our ability to provide finished products or services to our customers, any of which could adversely affect our operating results materially. We carry insurance to cover damage to our sites and interruptions to our operations, including those that may occur as a result of natural disasters, such as flooding, earthquakes or other events. Our insurance policies, however, are subject to deductibles, coverage limitations and exclusions, and may not provide adequate (or any) coverage should such events occur.

Our business and operations could be materially and adversely affected by the effects of a widespread outbreak of a contagious disease or other adverse public health developments. These effects could (and with respect to COVID-19, did and continue to) include disruptions or restrictions on our employees’ and other service providers’ ability to travel, as well as temporary closures of our facilities or the facilities of our customers, suppliers, or other vendors in our supply chain, including single source suppliers, and shipping delays and premiums. In addition, a significant outbreak of contagious diseases in the human population could (and with respect to COVID-19, did and continues to) result in a widespread health crisis that adversely affects the economies and financial markets of many countries, resulting in an economic downturn that affects demand for our end customers’ products and in turn adversely impacts our operating results. See "The effect of COVID-19 on our operations and the operations of our customers, suppliers and logistics providers has had, and may continue to have, a material and adverse impact on our financial condition and results of operations" below for a discussion of the actual and potential impact of COVID-19 on our business.

Increased international political volatility, including changes to previously accepted trading or other government policies or legislation in the U.S. and Europe, instability in parts of Europe and the Middle East, as well as the ongoing refugee crisis, anti-immigrant activities, social unrest and fears of terrorism, enhanced national security measures, armed conflicts (including the evolving situation in Ukraine), security issues at the U.S./Mexico border related to illegal immigration or criminal activities associated with illegal drug activities, labor or social unrest, strained international relations, including tensions between the U.S. and other countries, and any related decline in consumer confidence arising from these and other factors may materially hinder our ability to conduct business, or may reduce demand for our products or services. Any escalation in these events or similar future events may disrupt our operations or those of our customers and suppliers and could adversely affect the availability of materials needed to manufacture our products or the means to transport those materials to manufacturing sites and finished products to customers. Changes in policies by the U.S. or other governments could negatively affect our operating results due to changes in duties, tariffs or taxes, or limitations on currency or fund transfers, as well as government-imposed restrictions on producing certain products in, or shipping them to, specific countries. Also see "U.S. policies or legislation could have a material adverse effect on our business, results of operations and financial condition," "Our ability to successfully manage unexpected changes or risks inherent in our global operations and supply chain may adversely impact our financial performance," "We continue to operate in an uncertain global economic and political environment," and Item 5, "Operating and Financial Review and Prospects — MD&A — External Factors that May Impact our Business."
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

COVID-19 had a material and adverse impact on our operations during 2020 and 2021. In addition to the impact of demand reductions due to COVID-19 on our revenue (most significantly in our Industrial and commercial aerospace businesses), we experienced significant adverse revenue impacts across our businesses resulting from materials constraints (including as a result of COVID-19). See Item 5, "Operating and Financial Review and Prospects — MD&A — Recent Developments — Segment Environment" for further detail. As a result of supply chain and workforce constraints, we were negatively impacted by approximately $32 million and $37 million during 2021 and 2020, respectively, in estimated COVID-19-related costs, comprised of both direct and indirect costs, including manufacturing inefficiencies related to lost revenue due to our inability to secure materials, idled labor costs resulting from shelter-in-place orders and manufacturing capacity restrictions, and incremental costs for labor, expedite fees and freight premiums, cleaning supplies, personal protective equipment, and IT-related services to support our work-from-home arrangements (collectively, COVID-19 Costs). Although we expect to continue to incur COVID-19 Costs in 2022, stemming most significantly from manufacturing inefficiencies related to lost revenue due to our inability to secure materials, we cannot quantify anticipated amounts. Adverse COVID-19-related impacts were mitigated in part by an aggregate of $11 million and $34 million in COVID-19-related government subsidies, grants or credits and $1 million and $3 million of COVID-19-related customer recoveries we recognized in 2021 and 2020, respectively. However, we do not anticipate that such relief will be available to us in 2022.

We have experienced (and continue to experience) shipping surcharges on ocean freight, premiums on air freight, and increased transit times in receiving certain raw materials as a result of shipping delays due to, among other things, additional safety requirements imposed by port authorities, closures of or congestion at ports, reduced availability of commercial transportation, border restrictions and capacity constraints for air freight as a result of COVID-19, which have had an adverse impact on our ability to obtain materials and, at times, deliver our products in a timely manner, and consequently, our results of operations. Shipping delays and increased shipping costs are anticipated to continue to disrupt our operations, and have an adverse effect on our business, financial condition and results of operations, until ocean and air freight capacity is no longer constrained.

The pandemic has impacted our customers and may create unpredictable reductions or increases in demand for our services. See Item 5, "Operating and Financial Review and Prospects — MD&A — Recent Developments — Segment Environment." In addition, the ability of our employees to work may be significantly impacted by individuals contracting or being exposed to COVID-19. While we are following the requirements of governmental authorities and taking preventative and protective measures to prioritize the safety of our employees (including periodic cessations (other than very limited essential inter-regional travel) of employee travel, a global work-from-home policy for applicable employees, and for all other employees, physical distancing, enhanced screening, mandatory mask and use of other personal protective equipment, shift-splitting, and organization of vaccine clinics in regions where vaccines were not readily available, including Malaysia and Thailand), these measures may not be successful, and we may be required to temporarily close facilities or take other measures. If factory closures or significant reductions in capacity utilization occur, we would incur additional inefficiencies and direct costs, as well as a loss of revenue. If our suppliers experience additional closures or reductions in their capacity utilization levels, we may have further difficulty sourcing materials necessary to fulfill production requirements. A material adverse effect on our employees, customers, suppliers and/or logistics providers could have a material adverse effect on us.

In addition to the potential items noted above, future impacts from the pandemic may also include: (i) a further decrease in short-term and/or a decrease in long-term demand and/or pricing for certain of our products; (ii) further reductions in production levels and R&D activities; (iii) further increased costs resulting from our efforts to mitigate the impact of COVID-19; (iv) deterioration of worldwide credit and financial markets that could limit our ability to obtain external financing to fund our operations and capital expenditures, could result in losses on our holdings of cash and investments due to failures of financial institutions and other parties, and could result in a higher rate of losses on our accounts receivable (A/R) due to credit defaults; (v) further disruptions to our supply chain, including as a result of shipping delays; (vi) write-downs and/or impairments of assets; (vii) diversion of management’s attention from our key strategic priorities, causing us to reduce, delay, alter or abandon initiatives that may otherwise increase our long-term value or otherwise disrupt our business operations; and/or (viii) adverse impacts on our information technology systems and our internal control systems as a result of continued remote work arrangements.

In addition, to the extent government-required vaccine mandates in jurisdictions in which our businesses operate become effective, it could create operational burdens necessary to track vaccination status and/or enforce COVID-19 testing of non-vaccinated employees. We cannot predict with certainty the impact that any such regulations would have on our workforce. Our implementation of applicable requirements may result in workforce attrition or difficulty securing future labor needs, which could have a material adverse effect on our business, financial condition, and results of operations.

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

U.S. policies or legislation could have a material adverse effect on our business, results of operations and financial condition.

The former U.S. administration created uncertainty with respect to, among other things, trade agreements and free trade generally, and imposed significant increases on tariffs on goods imported into the U.S. from specified countries, each of which has imposed retaliatory tariffs on specified items. These actions, and/or other governmental actions related to tariffs or international trade agreements, have increased (and could further increase) the cost to our U.S. customers who use our non-U.S. manufacturing sites and components, and vice versa, which may materially and adversely impact demand for our services, our results of operations or our financial condition. Although we have transferred numerous customer programs to countries unaffected by these tariffs (including Thailand), we anticipate continued actions from non-China based customers to exit China to avoid the impact of these additional tariffs. Given the uncertainty regarding the scope and duration of these (or further) trade actions, whether trade tensions will escalate further, and whether our customers will continue to bear the cost of the tariffs and/or avoid such costs by in-sourcing or shifting business to other providers, their impact on our operations and results for future periods cannot be currently quantified, but may be material. See Item 5, "Operating and Financial Review and Prospects — MD&A — External Factors that May Impact our Business" for further detail.
In addition, it is unknown at this time to what extent new U.S. laws will be passed or new regulatory proposals will be adopted, if any (or whether current laws or regulations will be rolled back), or the effect that such events may have on the economy and/or our business. However, changes in U.S. social, political, regulatory and economic conditions or in laws and policies governing foreign trade, taxes, manufacturing, clean energy, the healthcare industry, development and investment in the jurisdictions in which we and/or our customers or suppliers operate, could materially adversely affect our business, results of operations and financial condition. See "We are subject to the risk of increasing income and other taxes, tax audits, and the challenges of successfully defending our tax positions, and obtaining, renewing or meeting the conditions of tax incentives and credits, any of which may adversely affect our financial performance."
Changes to our operating model may adversely affect our business.
We continuously work to improve our productivity, quality, delivery performance and flexibility through various operational initiatives, including our recent CCS segment portfolio review (including our disengagement from programs with Cisco), which resulted in an estimated annualized aggregate CCS segment revenue decline of $1.25 billion in 2021 compared to revenue in 2018, the year such review commenced. We may be unable to replace all of such revenue in a timely manner or on acceptable terms.
Implementation of these initiatives also presents a number of risks, including: (i) failure to achieve anticipated margin improvements from such actions; (ii) actual or perceived disruption of service or reduction in service levels to customers; (iii) potential adverse effects on our internal control environment with respect to general and administrative functions during transitions resulting from such initiatives; (iv) actual or perceived disruption to suppliers, distribution networks and other important operational relationships and the inability to resolve potential conflicts in a timely manner; (v) diversion of management attention from ongoing business activities and strategic objectives; and (vi) failure to retain key employees. Because of these and other factors, we cannot predict whether we will fully realize the purpose and anticipated benefits or cost savings of these initiatives and, if we do not, our business and results of operations may be adversely affected. Furthermore, adverse changes to our business may require additional restructuring or reorganization activities in the future. See "We have incurred significant restructuring charges in recent periods, and expect to incur further restructuring charges during 2022; we may not achieve some or all of the expected benefits from our restructuring activities, these activities may adversely affect our business, and additional restructuring actions may be required once currently-contemplated actions are complete" above.
Our results may be negatively affected by rising labor costs.
There is some uncertainty with respect to the pace of rising labor costs (including minimum wage increases that may be government-mandated from time to time), and increasing competition for specific talent/resources in various regions in which we operate. The competition for talent has been heightened as a result of COVID-19, due to government-imposed border controls, which limit the supply of foreign labor, and require us to rely on more expensive talent solutions. COVID-19 has also impacted our labor costs due to employees' idled time and paid time off to receive vaccines and/or stay in quarantine. Any increase in labor costs that we are unable to recover in our pricing to our customers would negatively impact our margins and operating results.

Volatility in commodity prices may negatively impact our operating results.

We rely on various energy sources in our production and transportation activities. Increases in prices for energy and other commodities have resulted in, and may result in further increased raw material and component costs and transportation costs. Any increase in our costs that we are unable to recover in our pricing to our customers would negatively impact our margins and operating results.

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
We are subject to financial and reputational risk due to non-performance by counterparties.
A failure by counterparties, including customers, suppliers, financial institutions (including the issuers of our purchased annuities), or other third parties with whom we conduct business, to fulfill their contractual obligations, may result in financial loss to us and may have adverse effects on our business.
If a key supplier, or any company within such supplier's supply chain, experiences financial or other difficulties, such difficulties may affect their ability to supply us with materials, components or services, which could halt or delay the production of a customer's products, and/or have a material adverse impact on our operations, financial results, and customer relationships. In addition, our ability to collect outstanding A/R depends, in part, on the financial strength of our customers. See Item 5, "Operating and Financial Review and Prospects — MD&A — External Factors that May Impact our Business" for further detail. In each of 2021 and 2020, we had two customers individually representing 10% or more of total A/R. If a customer bankruptcy occurs, our profitability may be adversely impacted if affected A/R are in excess of our allowance for doubtful accounts. Additionally, our future revenues could be adversely impacted by a customer bankruptcy. Inability to collect A/R and/or the loss of one or more major customers could adversely impact our operating results, financial position and cash flows. We cannot reasonably determine the extent to which a customer or supplier may have financial difficulties, or whether we will be required to adjust customer pricing, payment terms and/or the amounts we pay to suppliers for materials and components.
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
Global currency markets can be volatile. Although we conduct the majority of our business in U.S. dollars, our global operations subject us to translation and transaction risks associated with fluctuations in currency exchange rates that could have a material adverse impact on our operating results and/or financial condition. A significant portion of our operational costs (including payroll, pensions, site costs, costs of locally sourced supplies and inventory, and income taxes) are denominated in various currencies other than the U.S. dollar. Fluctuations in currency exchange rates may significantly increase the amount of translated U.S. dollars required for costs incurred in other currencies or significantly decrease the U.S. dollars received from non-U.S. dollar revenues.
Although our functional currency is the U.S. dollar, currency risk on our income tax expense arises as we are generally required to file our tax returns in the local currency for each particular country in which we have operations. A weakening of the local currency against the U.S. dollar could have a negative impact on our income taxes payable (related to increased local-currency taxable profits) and on our deferred tax costs (primarily related to the revaluation of non-monetary foreign assets from historical average exchange rates to the period-end exchange rates). See note 20 to the Consolidated Financial Statements in Item 18. While our hedging program is designed to mitigate currency risk vis-à-vis the U.S. dollar, we remain subject to taxable foreign exchange impacts in our translated local currency financial results relevant for tax reporting purposes.
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
We have sites in the following countries: Canada, the U.S., China, Ireland, Japan, Laos, Malaysia, Mexico, Romania, Singapore, South Korea, Spain, Indonesia, India, Philippines and Thailand. During 2021, approximately 80% of our revenue was produced at locations outside of North America. We also purchase the majority of our components and materials from international suppliers.
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
In particular, a significant portion of our manufacturing, design, support and storage operations are conducted in our facilities in China, and revenues associated with our China operations are important to our success (2021 — 16%; 2020 — 20%). Therefore, our business, financial condition and results of operations may be materially adversely affected by economic, political, legal, regulatory, competitive and other factors in China. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement and control over economic growth. In addition, our operations in China are governed by Chinese laws, rules and regulations, some of which are relatively new. The Chinese legal system continues to rapidly evolve, which may result in uncertainties with respect to the interpretation and enforcement of Chinese laws, rules and regulations that could have a material adverse effect on our business. China experiences high turnover of direct labor in the manufacturing sector, and engineers in our design centers, due to the intensely competitive and fluid market for labor, and the retention of adequate labor is a challenge. If our labor turnover rates are higher than we expect, or we otherwise fail to adequately manage our labor needs, then our business and results of operations could be adversely affected. We are also subject to risks associated with our subsidiaries organized in China. For example, regulatory and registration requirements and government approvals affect the financing that we can provide to our subsidiaries. If we fail to receive required registrations and approvals to fund our subsidiaries organized in China, or if our ability to remit currency out of China is limited, then our business and liquidity could be adversely affected.

In addition, international trade disputes with China have resulted in increased tariffs and other measures that have, and may continue to, adversely affect the Company’s business. Our production from China has become less cost-competitive than other low-cost countries in recent periods, and we anticipate continued actions from non-China based customers to exit China to avoid the impact of additional tariffs. More generally, changes to, among other things, laws or policies in the U.S. regarding foreign trade, import/export duties, tariffs or taxes, manufacturing and/or investments, or other events outside of our control, could materially adversely affect our U.S. and foreign operations. See "U.S. policies or legislation could have a material adverse effect on our business, results of operations and financial condition" and "Our operations have been and could continue to be adversely affected by events outside our control" above, and Item 5, "Operating and Financial Review and Prospects — MD&A — External Factors that May Impact our Business."

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
Many of the markets for our manufacturing and engineering services are characterized by rapidly changing technology and evolving process development, and we cannot assure that we will maintain or develop the capabilities required by our customers in the future. The emergence of new technologies, industry standards or customer requirements may render our equipment, designs, inventory or processes obsolete or noncompetitive. In addition, we may have to invest in new processes, capabilities or equipment to support new technologies used in our customers' current or future products, and to support their supply chain processes. Additionally, as we expand our service offerings or pursue business in new markets where our experience may be limited, we may be less effective in adapting to technological change. Our manufacturing, engineering, supply chain processes, and test development efforts and design capabilities may not be successful due to rapid technological shifts in any of these areas. The acquisition and implementation of new technologies and equipment and the offering of new or additional services to our customers may require significant expense or capital investment, which could reduce our operating margins and our operating results. Our failure to anticipate and adapt to our customers' changing technological needs and requirements or to hire and retain a sufficient number of engineers and maintain our engineering, technological and manufacturing expertise could have a material adverse effect on our operations.
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
We conduct business operations in a number of countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our income tax expense could increase significantly if certain tax incentives from which we benefit are retracted. A retraction could occur if we fail to satisfy the conditions on which these tax incentives are based, or if they are not renewed or replaced upon expiration. Our income tax expense could also increase if tax rates applicable to us in such jurisdictions are otherwise increased, or due to changes in legislation or administrative practices. Changes in our outlook in any particular country could impact our ability to meet the required conditions. See Item 5, "Operating and Financial Review and Prospects — MD&A — Operating Results — Income taxes" and note 19 to the Consolidated Financial Statements in Item 18 for a discussion of recently expired tax incentives, the status of existing tax incentives, and a challenge to our Brazilian sales tax levy rates and our Romanian tax position.
We develop our tax filing positions based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions currently in effect in the jurisdictions in which we have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect. The U.S. Biden administration has proposed legislative tax changes. Although such proposals, if adopted as currently contemplated, would not have a significant tax impact on our operations, we cannot predict the likelihood, timing or substance of U.S. tax reform. If the recent global minimum tax agreement is implemented in the jurisdictions in which we do business, it could, among other things, increase cash taxes, increase audit risk, and increase our worldwide corporate effective tax rate. In addition, the Organization for Economic Cooperation and Development continues to issue guidelines and proposals related to Base Erosion and Profit Shifting which may result in legislative changes that could reshape international tax rules in numerous countries and negatively impact our effective tax rate. We cannot predict the outcome of any specific legislative proposals or initiatives, and we cannot provide assurance that any such legislation or initiative will not apply to us. Legislation or other changes in U.S. and/or international tax laws could increase our tax liability or adversely affect our overall profitability and results of operations.
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
As at December 31, 2021, a significant portion of our cash and cash equivalents was held by foreign subsidiaries outside of Canada, a large part of which may be subject to withholding taxes upon repatriation under current tax laws. We repatriated in 2021, and currently expect to repatriate in the foreseeable future, an aggregate of approximately $290 million from various foreign subsidiaries (December 31, 2020 — expected to repatriate $300 million).
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

We are increasingly reliant on IT networks and systems, including our own and those of third-party service providers, to process, transmit and store electronic information. In particular, we depend on our IT infrastructure for a variety of functions, including (among others), product manufacturing, worldwide financial reporting, inventory and other data management, procurement, invoicing, employee payroll and benefits administration, and email communications. All of these systems are susceptible to outages due to fire, floods, power loss, telecommunications failures, terrorist attacks, sabotage and similar events.

These systems are also susceptible to cybersecurity threats and incidents, ranging from uncoordinated individual attempts to gain unauthorized access to our IT systems to sophisticated and targeted measures known as 'advanced persistent threats', and may include industrial espionage attacks, data theft, malware, phishing, ransomware attacks (which are becoming increasingly prevalent), or other cybersecurity threats or incidents. Similarly, third parties and infrastructure in our supply chain may become compromised or contain exploitable defects (of which we may be unaware) that could result in a breach or disruption of our systems and networks or the systems or networks of third parties that support us. We believe attempts to gain unauthorized access through the Internet or to introduce malicious software to our information systems are increasing in number and in technical sophistication.

If our security measures are compromised, or the security, confidentiality, integrity or availability of, our IT, software, services, communications or data is compromised, limited or fails, it could result in: damage to our system infrastructure; significant business interruption, delays or outages, either internally or at our third-party providers; data loss or leakage (including exposure to unauthorized persons or the public of sensitive data, including our intellectual property, trade secrets or personal information of our employees, customers or other business partners); significant extra expense to restore data or systems; reputational loss; significant fines, penalties and liability; breach or triggering of data protection laws, privacy policies and/or data protection obligations (discussed below); loss of customers or sales, and in the case of our defense business, debarment from future participation in U.S. government programs. In addition, we may be required to expend significant resources, change our business practices or modify our operations in an effort to protect against security breaches and to mitigate, detect, and remediate actual and potential vulnerabilities that could adversely affect our business and operations and/or result in the loss of critical or sensitive information. If we are perceived to be unable to prevent or promptly identify and remedy such outages and breaches, this could result in reputational loss and/or loss of customers or sales.

While we have invested, and continue to invest, in the protection of our data and IT infrastructure, we regularly face attempts by others to access our information systems in an unauthorized manner, to introduce malicious software to such systems or both, and while we have not been materially impacted by computer viruses, malware, ransomware, hacking attempts, outages, or unauthorized access to data, we have been (and may continue to be) the target of such events. In addition, there can be no assurance that our efforts will prevent further service interruptions or identify breaches in our systems that could adversely affect our business and operations and/or result in the loss of critical or sensitive information, which could result in financial, legal, business or reputational harm to us (as described above). Although this has not been an issue to date, our liability insurance may not be sufficient in type or amount to cover us against claims related to security breaches, cybersecurity attacks and other related breaches.

We expect that risks and exposures related to cybersecurity attacks will remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats, and the enhanced risk resulting from the number of employees currently working remotely due to COVID-19, through the increased use of home networks that may lack encryption or secure password protection, virtual meeting/conference security concerns and increase of phishing/cyber-attacks around COVID-19 digital resources.

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
Due to the inherent limitations of internal control systems, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. Accordingly, we cannot provide absolute assurance that all control issues, errors or instances of fraud, if any, impacting us have been or will be prevented or detected. In addition, over time, certain aspects of a control system may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate, which we may not be able to address quickly enough to prevent all instances of error or fraud. In connection with our on-going assessment of the effectiveness of our internal control over financial reporting, we may discover “material weaknesses” in our internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The existence of any material weakness may require management to devote significant time and incur significant remediation expense. The existence of any material weakness in our internal control over financial reporting may result in errors in our financial statements that could require us to make corrective adjustments, restate our financial statements, cause us to fail to meet our reporting obligations, and cause shareholders to lose confidence in our reported financial information, all of which could materially and adversely affect the market price of our securities. If we are unable to successfully identify and remediate any material weaknesses that may arise in a timely manner, the accuracy and timing of our financial reporting may be adversely affected, and we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports and applicable stock exchange listing requirements.
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
•currency fluctuations; and
•changes in global economic and political conditions and world events, including the impact of External Events.
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
We are subject to various federal/national, state/provincial, local, foreign and supra-national environmental laws and regulations. Our environmental management systems and practices have been designed to provide for compliance with these laws and regulations. Maintaining compliance with and responding to increasingly stringent environmental regulations requires a significant investment of time and resources and may restrict our ability to modify or expand our manufacturing sites or to continue production. Any failure to comply with these laws and regulations may result in significant fines and penalties, our operations may be suspended or subjected to increased oversight, and our cost of related investigations could be material in any period.

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
We generally conduct environmental assessments, or review assessment reports undertaken by others, for our manufacturing sites at the time of acquisition or leasing. However, such assessments may not reveal all environmental liabilities, and assessments have not been obtained for all sites. In addition, some of our operations involve the use of hazardous substances that could cause environmental impacts. While we have operational systems to provide environmental management, we cannot rule out all risk of non-compliance and could incur substantial costs to comply. Although if deemed necessary, we may investigate, remediate or monitor emissions and site conditions at some of our owned or leased sites (such as air, soil and/or groundwater conditions), we may not be aware of, or adequately address, all such emissions and conditions, and we may incur significant costs should such work be required. In many jurisdictions in which we operate, environmental laws impose liability for the costs of removal, remediation or risk assessment of hazardous or toxic substances on an owner, occupier or operator of real estate, even if such person or company was unaware of or not responsible for the discharge or migration of such substances. In some instances, where soil or groundwater contamination existed prior to our ownership or occupation, landlords or former owners may have retained some contractual responsibility or regulatory liability, but this may not provide sufficient protection to reduce or eliminate our liability. Third-party claims for damages or personal injury are also possible and could result in significant costs to us. If more stringent compliance or cleanup standards under environmental laws or regulations are imposed, or the results of future testing and analyses at our current or former operating sites indicate that we are responsible for the release of hazardous substances into the air, ground and/or water, we may be subject to additional liability. Additional environmental matters may arise in the future at sites where no problem is currently known or at sites that we may acquire in the future.
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
The regulatory climate can itself affect the demand for our services. For example, government reimbursement rates and other regulations, as well as the financial health of healthcare providers, changes in how healthcare in the U.S. is structured, and how medical devices are taxed, could affect the willingness and ability of end customers to purchase the products of our customers in this market as well as impact our margins.
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
Our Consolidated Financial Statements in Item 18 are prepared in accordance with IFRS, which requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Judgments, estimates, and assumptions are inherently subject to change in future periods, which could have a material adverse effect on our financial position and results of operations.
Our credit agreement contains restrictive and financial covenants that may impair our ability to conduct business, and the failure to comply with such covenants could cause our outstanding debt to become immediately payable.
Our credit agreement contains restrictive covenants that limit our management's discretion with respect to certain business matters. Among other factors, these covenants limit our ability and our subsidiaries' ability to incur additional debt, create liens or other encumbrances, change the nature of our business, sell or otherwise dispose of assets, make certain investments and payments, repurchase SVS for cancellation if a defined leverage ratio exceeds a specified amount, merge or consolidate with other entities, or effect specified changes in control. This agreement also contains certain financial covenants related to indebtedness and interest coverage. If we are not able to comply with these covenants, our outstanding debt could become immediately due and payable, and the incurrence of additional debt under our revolving credit facility may not be allowed, either of which could have a material adverse effect on our liquidity and ability to conduct our business.
We are subject to interest rate fluctuations.
Borrowings under our credit agreement generally bear interest at a selected rate (depending on the currency of the borrowing and our election for such currency), plus a margin (based on the rate we select and a defined consolidated leverage ratio). Our term loans currently bear interest at LIBOR plus a specified margin (2.125% for one term loan and 2.0% for the other). These borrowings (which increased in 2021 compared to 2020 to fund a portion of our PCI acquisition) expose us to interest rate risks due to fluctuations in these rates and margins, and our interest rate swap agreements only apply to a portion of the total borrowings under our term loans. Significant interest rate fluctuations may adversely affect our business, operating results and financial condition.

The discontinuation of LIBOR may negatively impact us.

    Global reform of major interest rate benchmarks is currently underway, including the anticipated replacement of some Interbank Offered Rates (including LIBOR) with alternative nearly risk-free rates. We have obligations under our credit facility and certain lease arrangements and derivative instruments that are indexed to LIBOR (LIBOR Agreements), and most (including our credit facility), have not yet transitioned to alternative benchmark rates. The interest rates under these agreements are subject to change when relevant LIBOR benchmark rates cease to exist. See note 20 to our Consolidated Financial Statements in Item 18 for a discussion of the status of interest rate transitions under applicable agreements. We cannot assure that any applicable alternative reference rates under the LIBOR Agreements that have not yet transitioned from LIBOR will result in substantially similar interest rate calculations under such agreements. If any such alternative reference rates are higher than LIBOR, interest rates under the affected LIBOR Agreements would increase, which would adversely impact our interest expense, results of operations and cash flows. In addition, with respect to our interest rate swap agreements, hedge ineffectiveness could result due to the cessation of LIBOR if such agreements transition using a different benchmark or spread adjustment as compared to the underlying hedged debt. We will continue to monitor developments with respect to the cessation of LIBOR, and will evaluate potential impacts on the LIBOR Agreements and our financial results. However, we are currently unable to predict what the future replacement rates or consequences on our operations or financial results will be.

We anticipate that we will refinance outstanding indebtedness from time to time, and an inability to refinance on favorable terms, or at all, would have a material adverse effect on our operating results and financial condition.

We anticipate that we will repay outstanding debt from time to time through refinancing. The amount of our existing indebtedness may impede our ability to obtain such refinancing on acceptable terms, or at all. If we cannot refinance, extend, or pay principal payments due at maturity with the proceeds of other capital transactions, our cash flows may not be sufficient to repay our debt upon maturity. In such event, we may be forced to dispose of one or more assets on disadvantageous terms. In addition, refinanced debt may carry higher interest rates and have more restrictive covenants than our current outstanding indebtedness. Although we anticipate that we will be able to repay or refinance our existing indebtedness when it matures, there can be no assurance we will be able to do so, or that the terms of any such refinancing will be favorable. An inability to refinance, extend or otherwise satisfy our debt as it matures would have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity and prospects.
Deterioration in financial markets or in the macro-economic environment may adversely affect our ability to raise funds or increase the cost of raising funds.
Our ability to borrow or raise capital, or refinance or increase our third-party indebtedness may be impacted if financial markets are unstable. Disruptions in the capital and credit markets could adversely affect our ability to draw on our revolver (or any successor or additional facility). Our access to funds under our credit facility (or any successor or additional facility) will be dependent on the ability of our senior lenders to meet their funding commitments. They may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time. Longer term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives, or failures of significant financial institutions could adversely affect our access to liquidity needed for our business. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding sources can be arranged. Such measures could include deferring capital expenditures, and reducing or eliminating discretionary uses of cash.
Our credit rating may be downgraded.
Any negative change in our credit rating or outlook may make it more expensive for us to raise additional capital in the future on terms that are acceptable to us, if at all.
The interest of our controlling shareholder, Onex Corporation, with an 81.5% voting interest, may conflict with the interests of other shareholders.
Onex Corporation (Onex) beneficially owns all of our outstanding multiple voting shares (MVS) and less than 1% of our outstanding SVS. The number of SVS and MVS beneficially owned by Onex represents 81.5% of the voting interest in Celestica. Accordingly, Onex has the ability to exercise significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where our shares vote together as a single class. Onex may make decisions regarding Celestica and our business that are opposed to other shareholders' interests or with which other shareholders may disagree. Onex's voting power could have the effect of deterring or preventing a change in control of our Corporation that might otherwise be beneficial to our other shareholders. Through its shareholdings, Onex has the power to elect our directors and its approval is required for significant corporate transactions such as certain amendments to our Restated Articles of Incorporation (Articles), the sale of all or substantially all of our assets and plans of arrangement. The directors so elected have the authority, subject to applicable laws, to appoint or replace senior management, cause us to issue additional SVS or MVS or repurchase SVS or MVS, declare dividends or take other actions.
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

We are subject to litigation and proceedings, which may result in substantial expenses, settlement costs or judgments, require the time and attention of key management resources, and result in adverse publicity, any of which may negatively impact our financial performance.
We are from time to time party to various copyright, patent and trademark infringement, unfair competition, breach of contract, customs, employment and other legal actions incidental to our business, as plaintiff or defendant, as well as various other claims, suits, investigations and legal or governmental proceedings (including securities class action and shareholder derivative lawsuits which have been settled or dismissed). Additional legal claims or regulatory matters may arise in the future and could involve matters relating to commercial disputes, government regulation and compliance, intellectual property, antitrust, tax, employment or shareholder issues, product liability claims and other issues on a global basis. Regardless of the merits of the claims, litigation or governmental proceedings may be both time-consuming and disruptive to our business. The defense and ultimate outcome of any lawsuits or other legal proceedings may result in higher expenses, which could have a material adverse effect on our business, financial condition, or results of operations. We cannot predict the final outcome of such lawsuits or proceedings or the likelihood that other proceedings will be initiated against us. Accordingly, the cost of defending against such lawsuits or proceedings, or any future lawsuits or proceedings may be high and, in any event, these legal proceedings may result in the diversion of our management's time and attention away from our business. In the event that there is an adverse ruling in any legal proceeding, we may be required to make payments to third parties that could be in excess or any amounts accrued, and could have a material adverse effect on our reputation, financial condition and/or results of operations.
Changes in accounting standards enacted by the relevant standard-setting bodies may adversely affect our reported operating results, profitability and financial performance.
Accounting standards are revised periodically and/or expanded upon by applicable standard-setting bodies. While these accounting changes do not typically affect the economics of our business, such standards have in the past, and may in the future, have a significant effect on our accounting methods and reported results. Our Consolidated Financial Statements are prepared in accordance with IFRS, and as such, may not be comparable to the information reported by our competitors or other public companies that use different accounting standards.
The market price of our SVS has been volatile.
Volatility in our business can result in significant SVS price and volume fluctuations. Factors such as changes in our operating results, announcements by our customers, competitors or other events affecting companies in the electronics industry, currency fluctuations, general market fluctuations, macro-economic conditions, and External Events may cause the market price of our SVS to decline. In addition, if our operating results do not meet the expectations of securities analysts or investors, the price of our SVS could decline. Furthermore, the existence of our NCIB may cause our SVS price to be higher than it would be in the absence of such a program, and repurchases under the NCIB expose us to risks resulting from a reduction in the size of our "public float," which may reduce our trading volume as well as our SVS price.
There can be no assurance that we will continue to repurchase SVS for cancellation.
Although we currently have an NCIB in effect, whether we repurchase SVS under such NCIB for cancellation, and the amount and timing of any such repurchases, is subject to the restrictions under our credit facility, capital availability and periodic determinations by our Board of Directors (Board) that SVS repurchases are in the best interest of our shareholders and are in compliance with all applicable laws and agreements. Any future permitted SVS repurchases, including their timing and amount, may be affected by, among other factors: our consolidated leverage ratio (as defined in our credit facility); our views on potential future capital requirements for strategic transactions, including acquisitions; debt service requirements; our credit rating; changes to applicable tax laws or corporate laws; and changes to our business model. In addition, the amount we spend and the number of SVS we are able to repurchase for cancellation under any NCIB or substantial issuer bid may further be affected by a number of other factors, including the SVS we repurchase to satisfy stock-based compensation awards, the price of our SVS and blackout periods in which we are restricted from repurchasing SVS. Our SVS repurchases may change from time to time, and even if permitted under our credit facility, we cannot provide assurance that we will continue to repurchase SVS for cancellation in any particular amounts or at all. A reduction in or elimination of our SVS repurchases could have a negative effect on our stock price.

Potential unenforceability of judgments.
We are incorporated under the laws of the Province of Ontario, Canada. Our controlling persons, half of our directors, and one of our executive officers are residents of (or are organized in) Canada. Also, a substantial portion of our assets and the assets of these persons are located outside of the U.S. As a result, it may be difficult to effect service of process within the U.S. upon those directors, officers, or controlling persons who are not residents of the U.S, or to enforce judgments in the U.S. obtained in courts of the U.S. It may also be difficult for shareholders to enforce a U.S. judgment in Canada predicated upon the civil liability provisions of U.S. federal or state securities laws or to succeed in a lawsuit in Canada based only on U.S. federal or state securities laws.
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
Climate change could adversely affect our business, results of operations and financial condition.

There is increasing concern that a gradual increase in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere will cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Changes in weather patterns and an increased frequency, intensity and duration of extreme weather conditions could, among other things, impair our production capabilities, disrupt the operation of our supply chain, and impact our customers and their demand for our services. As a result, the effects of climate change could have a long-term adverse impact on our business, results of operations and financial condition.

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

Further, investors are placing a greater emphasis on non-financial factors, including ESG factors, when evaluating investment opportunities. Although we actively manage a broad range of ESG matters, including the potential impact of our business on society and the environment, and matters relating to diversity and inclusion, there can be no certainty that we will manage such issues effectively, or that we will successfully meet society’s expectations in this regard. The perception of our operations held by our shareholders, potential investors, suppliers, customers, other stakeholders, or the communities in which we do business may depend, in part, on the ESG standards we have chosen to aspire to meet, whether or not we meet these standards on a timely basis or at all, and whether or not we meet external ESG factors they deem relevant. In addition, notwithstanding our achievements in these regards, the subjective nature and wide variety of methods and processes used by various stakeholders, including investors, to assess a company with respect to ESG criteria can result in the perception of negative ESG factors or a misrepresentation of our ESG policies and practices. In addition, by electing to set and publicly share our ESG standards, our business may face increased scrutiny related to ESG activities. As a result, our reputation could be harmed if we fail to act effectively in the areas in which we report. In addition, our failure to achieve progress on our ESG policies and practices on a timely basis, or at all, or to meet ESG criteria set by third parties, could adversely affect our SVS price, business, financial performance, or growth.

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
A description of our acquisition activities (including our acquisition of PCI in November of 2021), our principal capital expenditures (including property, plant and equipment), and our financing activities over the last three financial years is set forth in notes 3, 4, 6, 11, 12, 21, and 24 to the Consolidated Financial Statements in Item 18, and Item 5, "Operating and Financial Review and Prospects — MD&A."
A description of our divestiture activities (including our restructuring activities) over the last three financial years is set forth in notes 6 and 15 to the Consolidated Financial Statements in Item 18, and Item 5, "Operating and Financial Review and Prospects — MD&A," including a discussion of the 2019 sale of our real property located in Toronto, Ontario, and related transition matters. Item 5, "Operating and Financial Review and Prospects — MD&A" also describes principal divestitures (primarily our restructuring activities) currently in progress.
A description of our significant commitments for capital expenditures as at December 31, 2021 and those currently in progress and planned for 2022 is set forth in Item 5, "Operating and Financial Review and Prospects — MD&A — Liquidity — Contractual Obligations: Additional Commitments."
    See "Overview — Celestica's business" and "Recent Developments" in Item 5, "Operating and Financial Review and Prospects — MD&A" for a discussion of the estimated annualized impact of disengagements associated with the review of our CCS segment portfolio; as well as recent trends impacting our businesses, including the impact of global supply constraints, due in part to COVID-19.
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
Our ATS segment consists of our ATS end market, and is comprised of our A&D, Industrial, Energy, HealthTech, and Capital Equipment businesses. Our Capital Equipment business is comprised of our semiconductor, display, and power & signal distribution equipment businesses. Our CCS segment consists of our Communications and Enterprise end markets. Our Enterprise end market is comprised of our servers and storage businesses. All period percentages and financial information in this Annual Report reflect the current presentation. See note 25 to the Consolidated Financial Statements in Item 18.
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

We offer a comprehensive range of product manufacturing and related supply chain services to customers in both of our segments, including design and development, new product introduction, engineering services, component sourcing, electronics manufacturing and assembly, testing, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics, asset management, product licensing, and after-market repair and return services. Our HPS offering, within our CCS segment, includes the development of hardware platforms, design solutions and software services that can be used as-is, or customized for specific applications in collaboration with our customers, and management of program design and aspects of the supply chain, manufacturing, and after-market support.
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
We depend on a small number of customers for a substantial portion of our revenue. In the aggregate, our top 10 customers represented 66% of our total 2021 revenue (2020 — 66%). In 2021 and 2020, no customer individually represented 10% or more of total revenue. Cisco (a former CCS segment customer) accounted for 9% of total 2020 revenue, and 12% of total 2019 revenue (and was the only customer in 2019 that individually represented 10% or more of total revenue). Significant reductions in, or the loss of, revenue from these or any of our major customers may have a material adverse effect on us. See Item 3(D), Key Information — Risk Factors — "We are dependent on a limited number of customers and end markets. A decline in revenue from, or the loss of, any significant customer, could have a material adverse effect on our financial condition and operating results." Disengagements resulting from our recent CCS segment portfolio review resulted in an estimated annualized revenue decline of $1.25 billion compared to revenue in 2018, the year such review commenced.

Products and services in our ATS segment are extensive and are often more regulated than in our CCS segment, and can include the following: government-certified and highly-specialized manufacturing, electronic and enclosure-related services for A&D customers; high-precision semiconductor and display equipment and integrated subsystems; a wide range of industrial automation, controls, test and measurement devices; engineering-focused engagements, including full product development in the areas of telematics, human machine interface (HMI), Internet-of-Things (IoT) and embedded systems; advanced solutions for surgical instruments, diagnostic imaging and patient monitoring; and efficiency products to help manage and monitor the energy and power industries. Our ATS segment businesses typically have higher margin profiles and margin volatility, higher working capital requirements, and longer product life cycles than the businesses in our CCS segment. Products and services in our CCS segment consist predominantly of enterprise-level data communications and information processing infrastructure products and systems, and can include routers, switches, data center interconnects, edge solutions, and servers and storage-related products used by a wide range of businesses and cloud-based and other service providers to manage digital connectivity, commerce and social media applications. Our CCS segment businesses typically have lower margin profiles, lower working capital requirements, and higher volumes than the businesses in our ATS segment. Within our CCS segment, however, our HPS business (which includes firmware/software enablement across all primary IT infrastructure data center technologies and after-market services) typically has a higher margin profile than our traditional CCS businesses, but also requires specific investments (including R&D) and higher working capital. Our CCS segment generally experiences a high degree of volatility in terms of revenue and product/service mix, and as a result, our CCS segment margin can fluctuate from period to period. In recent periods, we have experienced an increasing shift in the mix of our programs towards cloud-based and other service providers, which are cyclically different from our traditional OEM customers, creating more volatility and unpredictability in our revenue patterns, and additional challenges with respect to the management of our supply chain and working capital requirements.
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

Electronics Manufacturing Services Industry
Overview
Leading EMS companies manage global networks that are capable of delivering customized supply chain solutions. They offer end-to-end services for the entire product lifecycle, including design and engineering services, manufacturing, assembly, testing, systems integration, fulfillment and after-market services. Our customers, which include OEMs, cloud-based and other service providers (including hyperscalers), and other companies in a wide range of industries, outsource these services to address challenges related to cost, asset utilization, quality, time-to-market, demand volatility, customer support, and rapidly changing technologies. In particular, service providers have utilized our services to expand and optimize their data centers to enable their strategies.

We believe outsourcing by these companies will continue across a number of industries as a means to:
Reduce Operating Costs and Invested Capital. Global EMS companies can provide access to a network of manufacturing sites with supply chain management expertise, advanced engineering capabilities, flexible capacity and economies of scale. As a result, outsourcing to such companies can reduce customers' overall product lifecycle and operating costs, working capital, and property, plant and equipment investment requirements.
Focus Resources on Core Competencies. EMS customers are able to prioritize their resources on product development, sales, marketing and customer service by outsourcing design, engineering, manufacturing, supply chain, product lifecycle management, and other product support requirements.
Improve Time-to-Market. We believe that companies can significantly improve their product development cycles and enhance time-to-market by benefiting from the expertise and infrastructure of EMS providers, including their capabilities relating to design and engineering services, prototyping and the rapid ramp-up of new products to high-volume production, all with the critical support of global supply chain management and manufacturing networks.
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
Celestica's Strategy
We constantly seek to advance our quality, engineering, manufacturing, HPS, and supply chain capabilities. We will continue to focus on our pursuit of the following, intended to strengthen our competitive position and enhance customer satisfaction and shareholder value:
Increase Penetration in our End Markets/Offerings. We strive to further diversify our portfolio. Our goal is to increase our presence across our high-value end markets, with particular emphasis on HPS business within our CCS segment, and expanding our ATS segment, both organically and through acquisitions. Revenue from our HealthTech and Capital Equipment businesses for 2021 increased by an aggregate of approximately 30% from 2020. Within our CCS segment, we continue to expand our HPS offering, which accounted for 20% of our total 2021 revenue, up from 15% in 2020. We intend to continue to expand our portfolio in higher margin service offerings (including HPS).

Our end market revenue as a percentage of total revenue is as follows:

	2019	2020	2021
ATS	39%	36%	41%
Communications	40%	42%	40%
Enterprise	21%	22%	19%

Selectively Pursue Acquisitions and Strategic Transactions. We will continue to selectively seek acquisition opportunities and strategic transactions in order to (i) profitably grow our revenue, (ii) further develop strategic relationships with customers in our end markets; (iii) enhance the scope of our capabilities and service offerings, (iv) enhance our intellectual property portfolio, and (v) expand our capabilities and offerings to include further after-market services and product licensing opportunities.
Continuously Improve Operational Performance. We will continue to focus on: (i) managing our mix and volume of business and service offerings to improve our overall margins, (ii) leveraging our supply chain practices globally to lower materials costs, minimize lead times and improve our planning cycle to better meet volatility in customer demand and improve asset utilization and inventory levels, (iii) successfully ramping new programs, and (iv) improving operating efficiencies to reduce costs and improve margins. In order to help us streamline our processes, we continue to invest in our "digital factory," which automates and connects our equipment, people and systems throughout our global network, including our customers and suppliers. Although our overall revenues decreased in 2021 compared to 2020, our mix of programs, and volume leverage across several of our businesses had a favorable impact on our gross margin in 2021. In addition, our cost reductions initiatives, intended to further streamline our business, increase operational efficiencies and improve our productivity, had a favorable impact on our profitability in 2021.
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
Celestica's Business
Innovative Supply Chain Solutions and Services
We are a global provider of innovative supply chain solutions. We offer a range of services including design and development, engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly, testing, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics, asset management, product licensing, and after-market repair and return services. Our design and development services include our HPS offering, which consists of developing hardware platforms, design solutions and software services in collaboration primarily with CCS segment customers, as well as managing aspects of the supply chain and manufacturing, including firmware/software enablement across all primary IT infrastructure data center technologies, and after-market support. We believe that our HPS offering helps to differentiate us from other EMS providers, by encompassing advanced technology design solutions that customers can tailor to their specific platform applications. We execute our business in our global network of sites, including our designated centers of excellence, strategically located in North America, Europe and Asia. We leverage these sites and centers of excellence, information technology, and our supply chain expertise using collaborative processes and a team of highly skilled, customer-focused employees. We believe that our ability to deliver a range of supply chain and hardware solutions to our customers provides them with a competitive lead time, and advantages in quality, flexibility and total cost of ownership.
The objective of our centers of excellence program is to help ensure that our operations reflect a solid understanding of the markets we serve, have current capabilities and standardized practices, and are positioned to provide efficiency, consistency, and value to our customers around the globe. To obtain "center of excellence" status, our sites must meet our defined criteria pertaining to quality, supply chain capabilities, Lean and Six Sigma, market specific certifications (to the extent applicable), and other matters regarding their operations. In September 2021, we assumed manufacturing, warehousing, and customer return goods activity under an outsourcing arrangement with Fujitsu Network Communications, Inc. (FNC), and signed a 10-year lease agreement for a portion of FNC's Richardson, Texas facility. We also established a center of excellence at the FNC facility, expanding our HPS engineering network and increasing our North America manufacturing capacity. In addition, we have established a Master Validation Plan to help ensure that our IT systems that support regulated industries, including HealthTech and A&D, are compliant with customer expectations with respect to data security.

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

Our Celestica Operating System (COS) consists of the application of global standard processes to all critical aspects of our operations, including quality, supply and operations planning, new product introduction, daily visual performance management, and continuous operational improvement through a “Plan Do Check Adjust” cycle. The COS is intended to improve cost productivity, create accountable teams, and assure consistent performance.
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
Design and Engineering Services

Our global design teams are focused on delivering flexible solutions and expertise, intended to help customers reduce overall product costs, improve time-to-market, introduce competitively differentiated products, and drive hardware innovations. For customer-owned designs, we augment their design teams, and utilize our proprietary design analysis tools to minimize design revisions and to achieve improved manufacturing yields. Our HPS offering includes the development of hardware platforms and design solutions in collaboration with customers, managing aspects of the supply chain, manufacturing their products and providing asset management services (including IT asset disposition). Our HPS offering is an engineering-led, intellectual-property-based offering that allows us to drive hardware innovation and solutions for our customers and further broaden our value proposition by leveraging our ecosystem partners and broad range of capabilities across the product lifecycle. We continue to invest in leading-edge product roadmaps and design capabilities aligned with both market standards and emerging technologies in support of our HPS offering. We are currently delivering both partially customized HPS products, and complete hardware platform solutions to customers in the storage, servers, and communications markets. These products and solutions are intended to help our customers reach their markets faster and enable their strategies, while reducing total costs, increasing supply chain resilience and building valuable intellectual property for their product portfolios and/or data centers. Through our collective experience with common technologies across multiple industries and product groups, we believe we provide quality and cost-focused solutions for a wide range of our customers' design needs and strategies. Revenue attributable to our HPS business has more than doubled since 2019, due in part to increased demand resulting from COVID-19 in 2020 and 2021.

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
Our engineering services team works with our customers throughout the product life-cycle. We believe our engineering expertise and experience in product and process design, design review, product test solutions, assembly technology, automation, and quality and reliability, position us to deliver the services required to address the challenges facing our customers. We maintain ties with key industry associations and engineering firms to help us stay apprised of advances in technical knowledge.
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
Manufacturing Services
Printed Circuit Board Assembly
Printed circuit board (PCB) assembly includes the attachment of electronic components, such as capacitors, microprocessors, resistors and memory modules, to PCBs. Our global network of engineers helps us to provide our customers with full PCB assembly technology capabilities. These capabilities include design for manufacturing, PCB layout, packaging, assembly (circuit card assembly or CCA), lead-free soldering, test development, and data analytics for complex flexible and rigid-flex circuits and hybrid PCBs.
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
We also seek to provide value to our customers through our after-market services offerings which include repair, fulfillment, reverse logistics, asset management and disposition, reclamation and returns processing and prevention. Our fulfillment offering includes the design and management of integrated supply chain and materials management for light manufacturing and final assembly and reclamation. Our reverse logistics offering includes the design and management of transportation networks, warehousing and distribution of products, asset recovery services, and transportation and supply chain event monitoring. Our returns processing and prevention offering provides our customers with product screening and testing and product design and process analysis. Our reclamation offering includes product disassembly, reassembly and re-use, as well as certified scrap disposition processing. We offer these services individually or integrated through a 'Control Tower' model which coordinates our people, systems and processes with those of our customers to improve service levels by providing an increased level of visibility and analytics throughout the entire after-market value chain.
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

Geographies
For each of 2019, 2020 and 2021, approximately 70% of our revenue was produced in Asia and approximately 20% of our revenue was produced in North America. Revenue produced in Canada represented 7% of revenue in 2021 (2020 — 6%; 2019 — 8%). Our property, plant and equipment in Canada represented 7% of our property, plant and equipment at December 31, 2021 (December 31, 2020 — 8%; December 31, 2019 — 10%). A listing of our principal locations is included in Item 4(D), "Information on the Company — Property, Plants and Equipment." Certain geographic information for countries with 10% or more of our external revenue, property, plant and equipment and ROU assets, and intangible assets and goodwill is set forth in note 25 to the Consolidated Financial Statements in Item 18.
Marketing and Customer Experience

We structure our business development teams by end market, with a focus on offering market insight and expertise, and complete manufacturing, HPS (in the case of our CCS segment) and supply chain solutions to our customers. We have customer-focused teams, each headed by a group general manager who oversees the global relationship with our key customers. These teams work with our subject matter experts to meet the requirements of each customer's product or supply chain. Our global network is comprised of such customer-focused teams, as well as operational and project managers, supply chain management teams, and senior executives.
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
No customer individually represented 10% or more of total revenue in 2020 or 2021. Cisco (a former CCS segment customer) was the only customer that individually represented 10% or more of total revenue for 2019 (12%).
Our top 10 customers represented 66%, 66% and 65% of total revenue for 2021, 2020 and 2019, respectively.
We generally enter into master supply agreements with our customers that provide the framework for our overall relationship, although such agreements do not typically guarantee a particular level of business or fixed pricing. Instead, we bid on a program-by-program basis and typically receive customer purchase orders for specific quantities and timing of products. We believe that our customer-focused factories are flexible and can be reconfigured as needed to meet customer-specific product requirements and fluctuations in volumes (although we do incur increased production costs from time to time in connection with unexpected demand changes). A majority of these supply agreements also require the customer to purchase unused inventory that we have purchased to fulfill that customer's forecasted manufacturing demand. Some of these agreements require us to provide specific price reductions to our customers over the term of the contracts, which has had (and is expected to continue to have) a significant adverse impact on our revenues, gross margin and operating results. Also see Item 3(D), Key Information — Risk Factors — "Inherent challenges in managing changes in customer demand may impact our planning, supply chain execution and manufacturing, and may adversely affect our operating performance and results."
Research and Technology Development
We use advanced technology to design, assemble and test the products we manufacture. We continue to invest in our global design services and capabilities to conceive differentiated HPS product solutions for our customers.
We have extensive capabilities across a broad range of specialized assembly, configuration and test processes. We work with a variety of substrates based on the products we build for our customers, from thin, flexible PCBs to highly complex, dense multi-layer PCBs, as well as a broad array of advanced component and attachment technologies employed in our customers' products and our own product designs. We believe that increasing demand for full-system assembly solutions continues to drive technical advancement in complex mechanical assembly and configuration. We also develop and manufacture sub-components, such as optical modules and complex machined parts, intended to drive targeted technical advancements to support these opportunities.

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
Our ongoing R&D activities include the development of processes, test technologies, and hardware platform solutions, spanning core data center technologies, that can be used as-is or customized to optimize a customer's specific applications. Our HPS offering is focused on developing design solutions and subsequently managing the other aspects of the supply chain, including product manufacturing and after-market services. We focus our solutions on developing current and next generation storage, server and communications products (in particular, elements of data centers, which include the development of complete hardware platform solutions to reduce product costs and accelerate time to market, and which we believe will continue to grow). We work directly with our customers to understand their product roadmaps and requirements, and to develop technology solutions intended to meet their particular needs. We are proactive in developing manufacturing techniques that take advantage of the latest component, product and packaging designs. We have worked with, and have taken leadership roles in, industry and academic groups that strive to advance the state of technology in the industry. As we continue to pursue deeper relationships with our customers, and participate in additional services and revenue opportunities with them, we anticipate an increase in our spending in these areas.
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
Components and raw materials are sourced globally, with a majority of electronic components originating from Asian countries. See Item 3(D), Key Information — Risk Factors — "Our ability to successfully manage unexpected changes or risks inherent in our global operations and supply chain may adversely impact our financial performance" for a discussion of various risks related to our foreign operations. All of the products we manufacture or assemble require one or more components. In many cases, there may be only one supplier of a particular component. Some of these components could be rationed in response to supply shortages. We work with our suppliers and customers to attempt to ensure continuity in the supply of these components. In cases where unanticipated customer demand or supply shortages occur, we attempt to arrange for alternative sources of supply, where available, or defer planned production in response to the availability of the critical components. Notwithstanding these efforts, however, we experienced materials constraints from certain suppliers in both of our segments in recent years, due in part to global supply shortages for many electronic components. These constraints were also significantly exacerbated with respect to several of our businesses during 2020 and 2021 as a result of COVID-19. These shortages have been aggravated by the significant impact of COVID-19-related workforce constraints on the factories of certain of our suppliers. As we are dependent on our suppliers to prioritize their manufacturing to produce the products we need to fulfill our customer orders, these shortages caused delays in the production of customer products in both of our segments, and in combination with volatile market demand, negatively impacted our margins and led to higher-than-expected levels of inventory in 2020 and 2021, and resulted in operational and materials inefficiencies and a continued backlog of orders. See Item 5, "Operating and Financial Review and Prospects — MD&A — Recent Developments — Segment Environment" for a discussion of the impact of materials constraints (including due to COVID-19) on our business during 2020 and 2021. See Item 3(D), Key Information — Risk Factors, "We are dependent on third parties to supply certain materials, and our results can be negatively affected by the quality, availability and cost of such materials." We recognize that some sub-tier suppliers providing raw materials such as palladium, neon gas and high-grade aluminum are partially dependent on supply from Russia/Ukraine. We will closely monitor the supply availability and price fluctuations of these raw materials. While the prices of principal raw materials are generally not volatile, price increases have resulted from materials shortages in recent periods. Price increases resulting from such shortages and/or other factors which we cannot recover from our customers have, and may continue to, adversely impact our results of operations.
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

To minimize the risk associated with inventory, we primarily order materials and components only to the extent necessary to satisfy existing customer orders and forecasts covered by the applicable customer contract terms and conditions. However, in light of the constrained materials environment in recent periods, we have also been placing additional orders to secure supply, offset in part by the receipt of cash deposits from the relevant customers. We have implemented specific inventory management strategies with certain suppliers, such as "supplier managed inventory" (pulling inventory at the production line on an as-needed basis) and on-site stocking programs. Our initiatives in Lean and Six Sigma also focus on eliminating excess inventory throughout the supply chain. Notwithstanding the foregoing, however, as a result of demand volatility from our customers and the materials constraints from certain suppliers discussed above, we carried higher than expected levels of certain inventory at December 31, 2021.
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
The competitive landscape in our CCS segment remains aggressive, as demand growth continues to move from traditional enterprise network infrastructure providers to cloud-based and other service providers, resulting in aggressive bidding from EMS providers and increased competition from ODMs as they further penetrate these markets. As a result of the high concentration of our business in the CCS marketplace, these competitive pressures, aggressive pricing and technology-

driven demand shifts, have negatively impacted, and may continue to negatively impact our CCS businesses in future periods. We intend to continue to monitor these dynamics and focus on cost and portfolio management, including HPS growth initiatives, in response to these factors. To enhance our competitiveness, we continue to focus on expanding our service offerings and capabilities beyond our traditional areas of EMS expertise, including expanding our HPS and after-market services offerings.
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
Backlog

Our A&D business continued to be negatively impacted by materials shortages during 2021, most significantly with respect to the availability of certain high reliability parts and machined components, resulting in, among other things, a continued backlog of orders.

Although we obtain purchase orders from our customers, they typically do not commit to delivery of products more than 30 to 90 days in advance. However, due to global supply shortages, some customers have provided us with longer commitments. We do not believe that the backlog of expected product sales covered by purchase orders is a meaningful measure of future sales, since generally orders may be rescheduled or canceled.

Seasonality
Seasonality is reflected in the mix of products we manufacture from quarter-to-quarter. From time to time, we experience some level of seasonality in our quarterly revenue patterns across certain of our businesses. The addition of new customers has introduced different demand cycles. For example, cloud-based service providers have increased their use of products in our CCS segment in recent periods. These customers and markets are cyclically different from our traditional OEM customers, creating more volatility and unpredictability in our revenue patterns, and additional challenges with respect to the management of our working capital requirements. The pace of technological change, the frequency of customers transferring business among EMS and/or ODM competitors and the constantly changing dynamics of the global economy will also continue to impact us. As a result of these factors, the impact of new program wins or program losses or non-renewals, overall demand variability, and limited visibility in technology end markets, it is difficult to isolate the impact of seasonality on our business. Recently, revenue from our Enterprise end market has decreased in the first quarter of the year compared to the previous quarter, and then increased in the second quarter, reflecting an increase in customer demand. In addition, we typically experience our lowest overall revenue levels during the first quarter of each year. There is no assurance that this pattern will continue. See also Item 3(D), Key Information — Risk Factors — "Our revenue and operating results may vary significantly from period to period."
Controlling Shareholder Interest
Onex is our controlling shareholder with an 81.5% voting interest in Celestica. Accordingly, Onex has the ability to exercise a significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where the SVS and MVS vote together as a single class. Such matters include electing our Board and thereby influencing significant corporate transactions, including mergers, acquisitions, divestitures and financing arrangements. Gerald W. Schwartz, the Chairman of the Board and Chief Executive Officer of Onex, indirectly owns shares representing the majority of the voting rights of the shares of Onex. For further details, refer to Item 3(D), Key Information — Risk Factors — "The interest of our controlling shareholder, Onex Corporation, with an 81.5% voting interest, may conflict with the interests of other shareholders" and footnotes 2 and 3 of Item 7(A) "Major Shareholders and Related Party Transactions — Major Shareholders."
Government Regulation
Information regarding material effects of government regulations on Celestica's business is provided in the risk factors entitled "We are subject to the risk of increasing income and other taxes, tax audits and the challenges of successfully defending our tax positions, and obtaining, renewing or meeting the conditions of tax incentives and credits, any of which may adversely affect our financial performance," "Compliance with governmental laws and obligations could be costly and may negatively impact our financial performance," "Compliance or the failure to comply with employment laws and regulations may negatively impact our financial performance," "U.S. policies or legislation could have a material adverse effect on our business, results of operations and financial condition," and "Our business and operations could be adversely impacted by environmental, social and governance (ESG) initiatives" in Item 3(D), Key Information — Risk Factors.
Sustainability
We are committed to driving sustainability initiatives through collaboration with our employees, customers, suppliers and local communities. Our Sustainability Report, which is published annually, outlines our sustainability strategy, the progress we have made as a socially responsible organization, and the key activities and milestones we are working to achieve for each of our focus areas: our planet, our products and services, our people and our communities. Our most recent Sustainability Report, as well as our Corporate Values, can be found on our website: www.celestica.com (information on our website is not incorporated by reference into this Annual Report).

We strive to minimize the impact of our operations on the environment by working to make our infrastructure sustainable and by reducing our greenhouse gas (GHG) emissions. Since 2009, we have published annual reports documenting our corporate social responsibility programs and environmental sustainability initiatives. We currently report in accordance with the guidance of the Global Reporting Initiative (GRI), and our most recent Sustainability Report includes disclosures aligned with the standards of the Sustainability Accounting Standards Board (SASB) and the Task Force on Climate-related Financial Disclosures (TCFD). We are committed to reporting our GHG emissions annually, and have included third-party assurance of our GHG emissions in our annual report since 2013. Since 2010, we have responded to the CDP Climate Change questionnaire, which enables engagement on environmental issues worldwide. Our GHG emissions reduction target has been approved by the Science Based Targets initiative (SBTi). In 2021, we increased the number of United Nations Sustainable Development Goals (SDGs) which we have adopted as part of our sustainability strategy (increasing from four goals to ten goals). Although all 17 SDGs are relevant to Celestica, our communities, and our stakeholders, we have prioritized ten goals we believe present opportunities for us to affect the greatest change. We determine this annually through our materiality assessment and during stakeholder conversations. The new goals reflect our commitment to diversity and inclusion, investments in our employees, continued focus on climate action and increased focus on water. We have an established Conflict Minerals Policy in accordance with Dodd-Frank. We fully support the objectives of the conflict minerals legislation, which aims to minimize violence in the Democratic Republic of Congo and adjoining countries, and expect our suppliers to provide all requested declarations.

Diversity and Inclusion

We believe in building an inclusive culture that encourages diversity of thought and attributes while allowing employees to thrive, be valued and celebrated. In our view, diversity includes, but is not limited to, gender or gender identity, race, age, ethnicity, religious or cultural background, disability, marital or family status, sexual orientation, education, experiences, perspectives, language and other areas of potential difference. In furtherance of these beliefs, we have adopted a Diversity and Inclusion Policy, under which we are committed to providing a work environment in which everyone feels accepted and valued, by being treated fairly and with respect across the enterprise. Our Diversity and Inclusion Steering Committee (D&I Steering Committee) is comprised of three members of senior management and is co-chaired by our Chief Executive Officer (CEO) and Chief Human Resources Officer. The D&I Steering Committee oversees diversity and inclusion at Celestica and seeks to ensure that diversity and inclusion are incorporated into Celestica’s culture, workplace and talent practices. The D&I Steering Committee has designated a Diversity and Inclusion Committee (D&I Committee) for the purpose of developing and promoting diversity. Celestica’s diversity & inclusion practice (D&I Practice) is led by a Diversity and Inclusion Leader to drive our diversity and inclusion strategy. Employees were invited to participate in a global Diversity and Inclusion survey in November 2020, which provided the opportunity to anonymously provide perspectives on diversity and inclusion at Celestica, and thereby establish a baseline to measure progress as our D&I Practice matures. Management reviewed the survey data and identified key focus areas for action plans. The results of the survey and management’s action plans were reviewed with the Human Resources and Compensation Committee in April 2021, and were also shared with employees. In addition, the following actions were taken in 2021 with respect to diversity and inclusion at Celestica:

•     launched diversity and inclusion training to our global workforce in order to raise employee awareness of diversity and inclusion and how we can effect change within the organization;
•    held our first “Celestica Day for Diversity and Inclusion Awareness” to highlight the value of equity and reveal issues of inequity that may be unnoticed and unaddressed, understand diverse teams, cultural differences to develop intercultural fluency, spark ways of thinking about inclusion within Celestica and reinforce the value of diverse teams in the workplace;
•    reviewed our policies and practices to ensure they support our diversity and inclusion agenda, remove perception of favoritism and uphold equity; and
•    created four employee-led employee resource groups (Celestica Women’s Network, Celestica Black Employee Network, Celestica Pride Network and Celestica Indigenous Affinity Group).

In furtherance of Board diversity, the Board adopted a new Board Diversity Policy in January 2021. In accordance with the Board Diversity Policy, Celestica aspires to attain by its annual meeting in 2023, and thereafter maintain, a Board composition in which at least 30% of the Board are women. Further, when identifying candidates for election or appointment to the Board of Directors, the Board and its Nominating and Corporate Governance Committee (NCGC) will:

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
•    strive to use, to their fullest potential, the Board’s network of relationships, in addition to using third-party organizations, that may help identify diverse candidates for joining the Board;
•     ensure that the initial candidate list is comprised of no less than 50% women; and
•    periodically review recruitment and selection protocols to ensure diversity remains an important component of the Board.
Two director nominees at our upcoming 2022 Annual Meeting of Shareholders (2022 Meeting) are women (22%), including the current Chair of the Audit Committee. Three of our other director nominees self-identify as members of visible minorities (33%) and none of the nominees self-identify as Aboriginal peoples or as persons with disabilities (each as defined under the Employment Equity Act (Canada)).

From time to time, the Board will review the Board Diversity Policy and assess its effectiveness in promoting a diverse Board. We adhered to the Board Diversity Policy with respect to identifying women and other diverse candidates for our 2021 director search. An initial candidate list of 50% women was developed by our Director Search Committee with the assistance of a director search firm tasked with this objective. Suitable candidates were interviewed by the members of our Director Search Committee. Ultimately, Dr. Müller was appointed to the Board effective August 31, 2021 on the basis that he will make a strong contribution and provide the diversity, background, skills and experience needed by the Board in view of the Corporation’s strategy. We maintain our commitment to the 2023 target of 30% women on the Board and intend to commence a search for a new director, following the 2022 Meeting, with an initial candidate list comprised of no less than 50% women in accordance with our Board Diversity Policy.

COVID-19 Response

Celestica established a COVID-19 response committee in early 2020, which included members of our regional human resources, health and safety, IT and operations teams. During 2021, we maintained a robust COVID-19 business continuity management program to minimize disruptions during the pandemic and to minimize impacts to employee health and well-being across our global network. We continue to follow the requirements of governmental authorities and maintain preventative and protective measures to prioritize the safety of our employees, including a range of health and safety protocols such as a cessation of employee travel (other than very limited essential inter-regional travel), a global work-from-home policy for applicable employees, and for all other employees: physical distancing, enhanced screening, mandatory mask and use of other personal protective equipment, and shift splitting. We have also strongly encouraged vaccination for all of our employees and we organized vaccination clinics in regions where vaccines were not readily available, including Malaysia and Thailand.

Employee Engagement

At Celestica, we know our success depends on our talented people and their commitment to excellence. We believe employee engagement is crucial for employee performance and productivity, and strong business outcomes. We therefore continually strive to enhance employee engagement.

In support of our efforts to foster a high-performing and engaged workforce, we launched a global employee engagement survey in 2021 in order to measure overall engagement and identify our strengths and areas for improvement. The results of the survey were reviewed by management and compared against the last employee engagement survey conducted in 2018. Management reviewed the survey results, together with management’s strategy to continue to improve engagement levels in response to the survey feedback, with the Human Resources and Compensation Committee. Employee engagement activities initiated during 2021 included:
•    diversity and inclusion training modules;
•    a formalized mentorship program and an enhanced leadership training program;
•    an enhanced Women In Action program;
•    a global wellness program; and
•    a “Grow Together” program to support ongoing talent development emphasizing growth opportunities for employees by providing specialized speaking events, leadership academies and modernized online learning experiences.
Celestica’s rewards and recognition programs acknowledge employees who are achieving business results by living our brand and values, and embracing the characteristics of our Leadership Imperatives. We encourage business and people leaders to acknowledge individual and team success in quarterly town halls, and in more formal ways through our Bravo! and Ignition Awards programs. Acknowledging the challenges presented by the lack of in-person connection as a result of the pandemic, we continually look for ways to reward our employees with virtual recognitions.

We believe that employee engagement and well-being is strengthened through healthy, supportive and safe workplaces. Globally, we have established a framework whereby all sites are required to measure and report on their environmental, health and safety performance regularly.

Community Engagement

We strive to support the local communities in which we live and work. We encourage all full-time employees to take up to 16 hours of paid time off per year to volunteer through our Time Off to Volunteer program. This program gives employees the opportunity to become involved in their communities in a meaningful way and to help those in need.

United Way is a federated network of 71 local United Way Centraide offices serving more than 5,000 communities across Canada, each registered as its own non-profit organization. In 2021, Celestica’s annual United Way fundraising campaign raised C$240,000 plus a match of C$120,000 for a total of C$360,000, which brings Celestica’s lifetime fundraising amount to C$12.3 million.

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
C.    Organizational Structure
Onex, an Ontario corporation, is the Corporation's controlling shareholder with an 81.5% voting interest in Celestica (via its direct and indirect beneficial ownership of approximately 18.6 million (100%) of the Corporation's MVS, and approximately 0.4 million of the Corporation's SVS). Gerald W. Schwartz is the Chairman of the Board and Chief Executive Officer of Onex, and indirectly owns multiple voting shares of Onex representing the majority of the voting rights of the shares of Onex (also see footnotes 2 and 3 to the Major Shareholders Table in Item 7(A) below).
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
Celestica (Thailand) Limited, a Thailand corporation;
Celestica (USA) Inc., a Delaware, U.S. corporation;
2480333 Ontario Inc., an Ontario, Canada corporation; and
Celestica Electronics (M.) Sdn. Bhd., a Malaysia corporation.

D.    Property, Plants and Equipment
The following table summarizes our principal owned and leased properties as of February 22, 2022. These sites are used to provide manufacturing services and solutions, including the manufacture of PCBs, assembly and configuration of final systems, complex mechanical assembly, precision machining, as well as other related services and customer support activities, including design and development, warehousing, distribution, fulfillment and after-market services, with a total of approximately 7.0 million square feet of productive capacity.

Major locations	Square Footage(1)	Segment	Owned/Leased	Lease Expiration Dates

Canada (3)(5)	341	ATS/CCS	Leased	between 2025 and 2028
Arizona	111	ATS	Leased	2027
California(3)	179	ATS/CCS	Leased	between 2022 and 2026
China(3)(4)	979	ATS/CCS	Owned/Leased	between 2023 and 2056
India	5	CCS	Leased	2024
Indonesia(3)(4)	204	ATS	Owned/Leased	between 2022 and 2028
Ireland(3)	82	ATS/CCS	Leased	between 2024 and 2030
Japan(3)	594	ATS/CCS	Owned/Leased	between 2022 and 2023
Laos	121	CCS	Leased	between 2022 and 2023
Malaysia(2)(3)(4)	1,451	ATS/CCS	Owned/Leased	between 2022 and 2060
Massachusetts(2)	60	ATS	Owned	N/A
Minnesota(3)	244	ATS/CCS	Leased	between 2022 and 2032
Mexico(3)	498	ATS/CCS	Leased	between 2022 and 2027
Oregon(3)	240	ATS	Leased	2026
Romania	260	ATS/CCS	Owned	N/A
Singapore(3)(4)	171	ATS/CCS	Owned/Leased	between 2022 and 2053
South Korea(3)	207	ATS	Owned/Leased	2026
Spain	109	ATS	Owned	N/A
Texas(6)	191	CCS	Leased	2032
Thailand(3)(4)	982	ATS/CCS	Owned/Leased	between 2022 and 2048
(1)Represents estimated square footage (in thousands) being used.
(2)Owned real properties are pledged as security under our credit facility.
(3)Represents multiple locations.
(4)With respect to these locations, the land is leased, and the buildings are either owned or leased by us.
(5)As part of our 2019 Toronto real property sale, we entered into a 10-year lease in March 2019 with the purchaser of such property for our new corporate headquarters (to be built by such purchaser on the site of our former location). The commencement date of this lease is currently targeted to be May 2023, with occupancy to commence in November 2023. In connection therewith, we completed a temporary relocation of our corporate headquarters in the second quarter of 2019. Although we expect to incur certain capitalized and transition costs once the move into our new corporate headquarters commences, such costs cannot be estimated at this time, but are expected to be funded from cash on hand. See Item 5, "Operating and Financial Review and Prospects — MD&A — Liquidity — Toronto Real Property and Related Transactions and Cash Requirements — Contractual Obligations."
(6)In connection with an outsourcing arrangement and 10-year lease agreement with FNC, we will occupy additional space at this site starting April 2022. See Item 5, "Operating and Financial Review and Prospects — MD&A — Liquidity — Cash Requirements — Contractual Obligations."

We consider each of the properties in the table above to be adequate for its purpose and suitably utilized according to the individual nature and requirements of the relevant operations. We currently expect to be able to extend the terms of expiring leases or to find replacement sites on commercially acceptable terms. Also see "Environmental Matters" in Item 4(B) above. Our principal executive office is located at 5140 Yonge Street, Suite 1900, Toronto, Ontario, Canada M2N 6L7. Our material tangible fixed assets (of which approximately one-third is pledged as security under our credit agreement) are described in note 6 to the Consolidated Financial Statements in Item 18.

Item 4A.    Unresolved Staff Comments
None.

Item 5.    Operating and Financial Review and Prospects

CELESTICA INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) should be read in conjunction with our 2021 audited consolidated financial statements (2021 AFS), which we prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Unless otherwise noted, all dollar amounts are expressed in United States (U.S.) dollars. The information in this discussion is provided as of February 22, 2022 unless we indicate otherwise.

Certain statements contained in this MD&A constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (U.S. Exchange Act), and contain forward-looking information within the meaning of Canadian securities laws. Such forward-looking information includes, without limitation, statements related to: anticipated and potential adverse impacts resulting from coronavirus disease 2019 and related mutations (COVID-19); our priorities, intended areas of focus, targets, objectives, and goals; trends in the electronics manufacturing services (EMS) industry and our segments (and/or their constituent businesses) and their anticipated impact; the anticipated impact of current market conditions on each of our segments (and/or their constituent businesses) and near term expectations (positive and negative); anticipated restructuring and potential divestiture actions; our anticipated financial and/or operating results and outlook; our strategies; our credit risk; the anticipated impact of acquisitions (including the acquisition of PCI Private Limited (PCI)) and program wins, transfers, losses or disengagements; materials, component and supply chain constraints; shipping delays; anticipated expenses, capital expenditures and other working capital requirements and contractual obligations; the impact of our price reductions; our intended repatriation of certain undistributed earnings from foreign subsidiaries (and amounts we do not intend to repatriate in the foreseeable future); the potential impact of tax and litigation outcomes; our ability to use certain tax losses; intended investments in our business; the potential impact of the pace of technological changes, customer outsourcing, program transfers, and the global economic environment; the intended method of funding subordinate voting share (SVS) repurchases and our restructuring provision; the lease for our temporary and new corporate headquarters; Toronto transition costs; the impact of our outstanding indebtedness; liquidity and the sufficiency of our capital resources; our intention (when in our discretion) to settle outstanding equity awards with SVS; our financial statement estimates and assumptions; recently-issued accounting pronouncements and amendments; our compliance with covenants under our credit facility; interest rates and expense; interest rate swap agreements; the potential adverse impacts of events outside of our control, including, among others: U.S. policies or legislation, U.S. and global tax reform, product/component tariffs on items imported into the U.S. and related countermeasures, and/or the impact of, in addition to COVID-19, other widespread illness or disease (External Events); mandatory prepayments under our credit facility; income tax incentives; COVID-19-related governmental relief measures; accounts payable cash flow levels; expectations with respect to cash deposits; and accounts receivable sales. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “continues,” “project,”“target,”“potential,” “possible,” “contemplate,” “seek,” or similar expressions, or may employ such future or conditional verbs as “may,” “might,” “will,” “could,” “should,” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws.

Forward-looking statements are provided to assist readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, risks related to: customer and segment concentration; price, margin pressures, and other competitive factors and adverse market conditions affecting, and the highly competitive nature of, the EMS industry in general and our segments in particular (including the risk that anticipated market improvements do not materialize); delays in the delivery and availability of components, services and/or materials, as well as their costs and quality; challenges of replacing revenue from completed, lost or non-renewed programs or customer disengagements; our customers' ability to compete and succeed using our products and services; changes in our mix of customers and/or the types of products or services we provide, including negative impacts of higher concentrations of lower margin programs; managing changes in customer demand; rapidly evolving and changing technologies, and changes in our customers' business or outsourcing strategies; the cyclical and volatile nature of our semiconductor business; the expansion or consolidation of our operations; the inability to maintain adequate utilization of our workforce; defects or deficiencies in our products, services or designs; volatility in the commercial aerospace industry; integrating and achieving the anticipated benefits from acquisitions (including our acquisition of PCI) and "operate-in-place" arrangements; compliance with customer-driven policies and standards, and third-party certification requirements; challenges associated with new customers or programs, or the provision of new services; the impact of our restructuring actions, and/or productivity initiatives, including a failure to achieve anticipated benefits therefrom; negative impacts on our business resulting from newly-increased third-party indebtedness; the incurrence of future restructuring charges, impairment charges, other write-downs of assets or operating losses; managing our business during uncertain market, political and economic conditions, including among others, geopolitical and other risks associated with our international operations, including military actions, protectionism and reactive countermeasures, economic or other sanctions or trade barriers, including in relation to the evolving Ukraine/Russia conflict; disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of External Events; the scope, duration and impact of the COVID-19 pandemic; changes to our operating model; changing commodity, materials and component costs as well as labor costs and conditions; execution and/or quality issues (including our ability to successfully resolve these challenges); non-performance by counterparties; maintaining sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities; negative impacts on our business resulting from any significant uses of cash (including for the acquisition of PCI), securities issuances, and/or additional increases in third-party indebtedness (including as a result of an inability to sell desired amounts under our uncommitted accounts receivable sales program); operational impacts that may affect PCI’s ability to achieve anticipated financial results; foreign currency volatility; our global operations and supply chain; competitive bid selection processes; customer relationships with emerging companies; recruiting or retaining skilled talent; our dependence on industries affected by rapid technological change; our ability to adequately protect intellectual property and confidential information; increasing taxes, tax audits, and challenges of defending our tax positions; obtaining, renewing or meeting the conditions of tax incentives and credits; the management of our information technology systems, and the fact that while we have not been materially impacted by computer viruses, malware, ransomware, hacking attempts or outages, we have been (and may continue to be) the target of such events; the inability to prevent or detect all errors or fraud; the variability of revenue and operating results; unanticipated disruptions to our cash flows; compliance with applicable laws and regulations; our pension and other benefit plan obligations; changes in accounting judgments, estimates and assumptions; our ability to maintain compliance with applicable credit facility covenants; interest rate fluctuations and the discontinuation of LIBOR; our ability to refinance our indebtedness from time to time; deterioration in financial markets or the macro-economic environment; our credit rating; the interest of our controlling shareholder; current or future litigation, governmental actions, and/or changes in legislation or accounting standards; negative publicity; that we will not be permitted to, or do not, repurchase SVS under any normal course issuer bid (NCIB); the impact of climate change; and our ability to achieve our environmental, social and governance (ESG) initiative goals, including with respect to diversity and inclusion and climate change. The foregoing and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including in this MD&A, our most recent Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission (SEC), and as applicable, the Canadian Securities Administrators.

Our forward-looking statements are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include those related to the following: the scope and duration of materials constraints and the COVID-19 pandemic, and their impact on our sites, customers and our suppliers; fluctuation of production schedules from our customers in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success of our customers’ products; our ability to retain programs and customers; the stability of general economic and market conditions, and currency exchange rates; supplier performance and quality, pricing and terms; compliance by third parties with their contractual obligations; the costs and availability of components, materials, services, equipment, labor, energy and transportation; that our customers will retain liability for product/component tariffs and countermeasures; global tax legislation changes; our ability to keep pace with rapidly changing technological developments; the timing, execution and effect of restructuring actions; the successful resolution of quality issues that arise from time to time; the components of our leverage ratio (as defined in our credit facility); our ability to successfully diversify our customer base and develop new capabilities; the availability of cash resources for, and the permissibility under our credit facility of, repurchases of outstanding SVS under NCIBs, and compliance with applicable laws and regulations pertaining to NCIBs; compliance with applicable credit facility covenants; anticipated demand strength in certain of our businesses; anticipated demand weakness in, and/or the impact of anticipated adverse market conditions on, certain of our businesses; and that: anticipated financial results by PCI will be achieved; we are able to successfully integrate PCI, further develop our ATS segment business, and achieve the other expected synergies and benefits from the acquisition; all financial information provided by PCI is accurate and complete, and all forecasts of PCI’s operating results are reasonable and were provided to

Celestica in good faith; and we will continue to have sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities. Although management believes its assumptions to be reasonable under the current circumstances, they may prove to be inaccurate, which could cause actual results to differ materially (and adversely) from those that would have been achieved had such assumptions been accurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Overview

Celestica's business:

We deliver innovative supply chain solutions globally to customers in two operating and reportable segments: Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Our ATS segment consists of our ATS end market, and is comprised of our Aerospace and Defense (A&D), Industrial, Energy, HealthTech, and Capital Equipment businesses. Our Capital Equipment business is comprised of our semiconductor, display, and power & signal distribution equipment businesses. Our CCS segment consists of our Communications and Enterprise end markets. Our Enterprise end market is comprised of our servers and storage businesses. Additional information regarding our reportable segments is included in note 25 to the 2021 AFS.

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

We offer a comprehensive range of product manufacturing and related supply chain services to customers in both of our segments, including design and development, new product introduction, engineering services, component sourcing, electronics manufacturing and assembly, testing, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics, asset management, product licensing, and after-market repair and return services. Our Hardware Platform Solutions (HPS) offering (within our CCS segment) includes the development of hardware platforms, design solutions and software services, that can be used as-is, or customized for specific applications in collaboration with our customers, and management of program design and aspects of the supply chain, manufacturing, and after-market support.

Products and services in our ATS segment are extensive and are often more regulated than in our CCS segment, and can include the following: government-certified and highly-specialized manufacturing, electronic and enclosure-related services for A&D customers; high-precision semiconductor and display equipment and integrated subsystems; a wide range of industrial automation, controls, test and measurement devices; engineering-focused engagements, including full product development in the areas of telematics, human machine interface (HMI), Internet-of-Things (IoT) and embedded systems; advanced solutions for surgical instruments, diagnostic imaging and patient monitoring; and efficiency products to help manage and monitor the energy and power industries. Our ATS segment businesses typically have higher margin profiles and margin volatility, higher working capital requirements, and longer product life cycles than the businesses in our CCS segment.

Products and services in our CCS segment consist predominantly of enterprise-level data communications and information processing infrastructure products and systems, and can include routers, switches, data center interconnects, edge solutions, and servers and storage-related products used by a wide range of businesses and cloud-based and other service providers to manage digital connectivity, commerce and social media applications. Our CCS segment is subject to negative pricing pressures driven by the highly competitive nature of this market and is experiencing technology-driven demand shifts, which are not expected to abate. Our CCS segment businesses typically have lower margin profiles, lower working capital requirements, and higher volumes than the businesses in our ATS segment. Within our CCS segment, however, our HPS business (which includes firmware/software enablement across all primary IT infrastructure data center technologies and aftermarket services) typically has a higher margin profile than our traditional CCS businesses, but also requires specific investments, including research and development (R&D), and higher working capital. Our CCS segment generally experiences a high degree of volatility in terms of revenue and product/service mix, and as a result, our CCS segment margin can fluctuate from period to period. In recent periods, we have experienced an increasing shift in the mix of our programs towards cloud-

based and other service providers, which are cyclically different from our traditional OEM customers, creating more volatility and unpredictability in our revenue patterns, and additional challenges with respect to the management of our supply chain and working capital requirements.

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

    Managing our operations is complex, and our financial results often fluctuate, in each case as a result of, among other factors, product lifecycles in the markets we serve, production lead times required by our customers, our ability to secure materials and components, our ability to manage staffing and talent dynamics, rapid shifts in technology, model obsolescence, commoditization of certain products, the emergence of new business models, shifting patterns of demand, the proliferation of software-defined technologies enabling the disaggregation of software and hardware, product oversupply, changing supply chains and customer supply chain requirements, and the build-up by customers of inventory buffers. For example, the shift from traditional network infrastructures to highly virtualized and cloud-based environments, and declines in end-market demand for proprietary systems in favor of open systems with standardized technologies in recent periods, have adversely impacted some of our traditional CCS segment customers, and favorably impacted our service provider customers and our HPS business. We continue to experience operational challenges as a result of global supply chain constraints, and to a lesser extent, from periodic COVID-19-related regional lockdowns and workforce constraints. In addition, notwithstanding recent increases in travel, our A&D business continues to experience reduced demand resulting from the prolonged impact of COVID-19, particularly in the commercial aerospace market (see "Recent Developments — Segment Environment" below).

Capacity utilization, customer mix and the types of products and services we provide are important factors affecting our financial performance. The number of sites, the location of qualified personnel, the manufacturing and engineering capacity and network, and the mix of business through that capacity are vital considerations for EMS and original design manufacturing (ODM) providers in terms of supporting their customers and generating appropriate returns. Because the EMS industry is working capital intensive, we believe that non-IFRS adjusted return on invested capital (adjusted ROIC), which is primarily based on non-IFRS operating earnings (each discussed in "Non-IFRS Financial Measures" below) and investments in working capital and equipment, is an important metric for measuring an EMS provider’s financial performance.

See "Recent Developments" and "External Factors that May Impact our Business" below for a discussion of certain factors, including COVID-19 and the impact of global supply chain constraints, that have (and/or may in the future), adversely impact our business.
Recent Developments
Segment Environment:
ATS Segment
    ATS segment revenue for 2021 increased 11% ($0.2 billion) to $2.3 billion compared to $2.1 billion in 2020, exceeding our long-term 10% annual revenue growth target. The increase was driven by strong revenue growth in our HealthTech and Capital Equipment businesses, returning growth in our base Industrial business, and the addition of PCI in November 2021. See "Operating Results" below. These increases more than offset adverse demand and revenue impacts resulting primarily from supply chain constraints (which impacted each such year). See "Operational Impacts" below. ATS segment margin increased to 4.5% for 2021 compared to 3.3% for 2020, primarily due to profitable growth in our Capital Equipment business, partially offset by headwinds in our A&D business. Our ATS segment margin for the fourth quarter of 2021 (Q4 2021) was 5.6%, and was within our target range of 5% to 6%. This marked the seventh consecutive quarter of sequential ATS segment margin expansion.

Revenue from our Capital Equipment business for 2021 was approximately $750 million, representing growth of more than 30% compared to 2020, driven by continued strong end market demand from our semiconductor capital equipment customers, in combination with new program wins and market share gains. We expect the strong demand backdrop to continue into 2022.

While we continued to experience soft demand in our commercial aerospace business in 2021 as a result of COVID-19, our A&D business is stabilizing. Although we do not expect our commercial aerospace business to return to pre-COVID-19 levels in the near term, we expect modest sequential and year-over-year quarterly growth in 2022, supported by new program wins.

Revenue in our Industrial business increased in 2021 compared to 2020, as a result of growth in our base Industrial business, and the addition of PCI. We expect quarterly year-over-year growth to continue throughout 2022 on an organic basis, supported by new program wins and a general recovery in demand, as well as growth from PCI.

Our HealthTech business benefited from program ramps in 2021 compared to 2020, attributable in part to new program wins to support the fight against COVID-19. However, certain COVID-19-related programs have ramped down in the latter half of 2021. For 2022, we expect revenue growth in our HealthTech business to moderate as new program ramps are expected to be largely offset by a reduction in COVID-19-related programs from the prior year.

In general, we continue to pursue new customers and invest in our ATS segment to expand our market share, to diversify our end market mix, and to enhance and add new technologies and capabilities to our offerings.
CCS Segment
CCS segment revenue for 2021 decreased 9% ($0.3 billion) to $3.3 billion compared to 2020, primarily due to the impact of our disengagement from programs with Cisco Systems, Inc. (Cisco) (Cisco Disengagement), completed in the fourth quarter of 2020 (Q4 2020). We also had adverse revenue impacts in each of 2020 and 2021 resulting from materials constraints. See "Operational Impacts" below. These revenue declines were partially offset by strong demand from service provider customers, including in our HPS business. HPS revenue for 2021 increased 34% to $1.15 billion compared to 2020, and accounted for 20% of our total 2021 revenue. Although CCS segment revenue decreased in 2021 from 2020, Q4 2021 marked the first quarter of year-over-year revenue growth for the segment since the completion of the Cisco Disengagement. CCS segment margin increased to 3.9% for 2021 (4.4% in Q4 2021) compared to 3.5% for 2020, primarily due to more favorable mix, driven by an increased concentration of revenue from our HPS business. Q4 2021 represents our seventh consecutive quarter with CCS segment margin above our 2% to 3% target range.

Operational Impacts

Global supply chain constraints (including as a result of COVID-19) continued to impact both of our segments in 2021, resulting in extended lead times for certain components, and impacting the availability of materials required to support customer programs. Our advanced planning processes, supply chain management, and collaboration with our customers and suppliers has helped to partially mitigate the impact of these constraints on our revenue. We expect this pressure to persist throughout 2022. While we have incorporated these dynamics into our 2022 annual outlook to the best of our ability, their adverse impact (in terms of duration and severity) cannot be estimated with certainty, and may be materially in excess of our expectations. We recognize that some sub-tier suppliers providing raw materials such as palladium, neon gas and high-grade aluminum are partially dependent on supply from Russia/Ukraine. We will closely monitor the supply availability and price fluctuations of these raw materials.

As a result of supply chain constraints that prevented us from fulfilling customer orders, we estimated the following adverse revenue impacts for 2021: Q4 2021 — approximately $55 million; third quarter of 2021 (Q3 2021) — approximately $30 million; second quarter of 2021 (Q2 2021) — approximately $30 million; first quarter of 2021 (Q1 2021) — approximately $12 million. As a result of such supply chain constraints, as well as Workforce Constraints (defined below), we estimated the following adverse revenue impacts for 2020: Q4 2020 — approximately $9 million; third quarter of 2020 (Q3 2020) — approximately $16 million; and second quarter of 2020 (Q2 2020) — approximately $56 million. See "Operating Results — Revenue" below for the estimated adverse revenue impact of such matters on each of our segments for each of the foregoing periods.

As a result of resurgences of COVID-19 outbreaks, governments of various jurisdictions have mandated periodic lockdowns or workforce constraints (collectively, Workforce Constraints). However, because Celestica’s operations have been considered an essential service by relevant local government authorities to date, our manufacturing sites have generally continued to operate in impacted countries at reduced capacities (due to reduced attendance, shift reductions or temporary shutdowns). Although these Workforce Constraints present a challenge to our business performance when in force, due to effective resource management and planning, we have been able to largely mitigate the impact of these actions to date on our manufacturing capacity and our revenues. But see "Future Uncertainties" below.

As a result of supply chain constraints and Workforce Constraints, we were negatively impacted in 2021 by approximately $32 million (2020 — approximately $37 million) in estimated COVID-19 Costs1. COVID-19 Costs were partially offset in 2021 by the recognition of $11 million (2020 — $34 million) of COVID-19-related government subsidies, grants and/or credits (COVID Subsidies, described in note 23 to the 2021 AFS) and $1 million (2020 — $3 million) of COVID-19-related customer recoveries (Customer Recoveries) (collectively with COVID Subsidies, COVID Recoveries). The most significant of the COVID Subsidies we recognized were provided under the Canadian Emergency Wage Subsidy (CEWS). Due to changes in legislation, however, we have not applied for further COVID Subsidies under the CEWS since June 2021.

In late December 2021, we experienced a brief IT outage that temporarily impacted our operations. Based on the nature of the incident, and our timely response, it did not have a material impact on our financial results for Q4 2021. Our operations are functioning at normal capacity and we do not expect any material impact on our financial results for 2022 from this brief outage.

Future Uncertainties:

The global supply chain constraints and the pandemic have impacted our operations and created (and may continue to create) unpredictable reductions or increases in demand for our services. In addition, the ability of our employees to work may be significantly impacted by individuals contracting or being exposed to COVID-19. While we are following the requirements of governmental authorities and taking preventative and protective measures (including organizing vaccine clinics in regions where vaccines were not readily available, including Malaysia and Thailand) to prioritize the safety of our employees, these measures may not be successful, and we may be required to temporarily close facilities or take other measures. If factory closures or significant reductions in capacity utilization occur, we would incur additional inefficiencies and direct costs, as well as a loss of revenue. If our suppliers experience additional closures or reductions in their capacity utilization levels (as a result of COVID-19 or otherwise), we may have further difficulty sourcing materials necessary to fulfill production requirements, especially in an already constrained materials environment. A material adverse effect on our employees, customers, suppliers and/or logistics providers could have a material adverse effect on us.

The ultimate magnitude of the impact of global supply chain constraints and COVID-19 on our business will depend on future developments which cannot currently be predicted, including the speed at which our suppliers and logistics providers can return to and/or maintain full production, the impact of supplier prioritization of backlog, infection resurgences, government responses, and the status of labor shortages. While we expect that our financial results for 2022 (and potentially beyond) will continue to be adversely affected by global materials constraints and COVID-19 (albeit to a lesser extent than in 2021), we cannot currently estimate the overall severity or duration of the impact, which may be material. While we have been successful in largely mitigating the impact of supply constraints and COVID-19 on our productivity, and are currently operating near pre-COVID-19 production capacity, the continued spread, resurgence and mutation of the virus may make our mitigation efforts more challenging. Even after these issues have subsided, we may experience significant adverse impacts to our businesses as a result of their global economic impact, including any related recession, as well as lingering impacts on our suppliers, third-party service providers and/or customers (including movement of production in-country, particularly in North America, to decrease global exposures). Also see Item 3(D), Key Information — Risk Factors, "The effect of COVID-19 on our operations and the operations of our customers, suppliers and logistics providers has had, and may continue to have, a material and adverse impact on our financial condition and results of operations" and "We are dependent on third-parties to supply certain materials, and our results can be negatively affected by the quality, availability and cost of such materials" of our Annual Report on Form 20-F for the year ended December 31, 2021 (2021 Annual Report), of which this MD&A is a part.

1 COVID-19 Costs consists of both direct and indirect costs, including manufacturing inefficiencies related to lost revenue due to our inability to secure materials, idled labor costs, and incremental costs for labor, expedite fees and freight premiums, cleaning supplies, personal protective equipment, and IT-related services to support our work-from-home arrangements.

PCI Acquisition:

On November 1, 2021, we completed the acquisition of 100% of the shares of PCI, a fully integrated design, engineering and manufacturing solutions provider with five manufacturing and design facilities across Asia. The purchase price for PCI was $314.7 million, net of $11.4 million of cash acquired, and including a preliminary net working capital adjustment. The purchase price was funded with a combination of cash and borrowings of $220.0 million under the revolving portion of our credit facility. We recorded $126.0 million of goodwill in connection with this acquisition (on a preliminary basis). We expect to finalize the net working capital adjustment by the end of the first quarter of 2022 (Q1 2022).

Credit Facility Amendment:

On December 6, 2021, we amended our credit facility, inter alia: to provide a new $365 million term loan; to increase the commitments under our revolving facility from $450 million to $600 million and extend its maturity date to at least 2025; and to ease certain covenant restrictions. Net proceeds from the new term loan were used to repay all remaining amounts outstanding under our November 2018 term loan ($145 million outstanding at the time of repayment), terminating such loan, and substantially all of the $220 million borrowed under our revolving facility to finance a portion of the PCI acquisition price. See "Liquidity — Cash provided by (used in) financing activities — Financing and Finance Costs" below.

Senior Management Changes:

Effective January 1, 2022, Mr. Todd Cooper was appointed President, ATS and Mr. Yann Etienvre was appointed Chief Operations Officer. Mr. Lawless stepped down from his position as President, ATS effective December 31, 2021, but continues to serve as a special advisor to Mr. Mionis.

Restructuring Update:

We recorded $10.5 million in net restructuring charges during 2021. Our restructuring activities consisted primarily of actions to adjust our cost base to address reduced levels of demand in certain of our businesses and geographies.

SVS Repurchases:

On December 2, 2021, the Toronto Stock Exchange accepted our notice to launch a new normal course issuer bid (NCIB). This NCIB (2021 NCIB) allows us to repurchase, at our discretion, from December 6, 2021 until the earlier of December 5, 2022 or the completion of purchases thereunder, up to approximately 9.0 million SVS in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. The maximum number of SVS we are permitted to repurchase for cancellation under the 2021 NCIB will be reduced by the number of SVS we purchase in the open market during the term of the 2021 NCIB to satisfy delivery obligations under our stock-based compensation (SBC) plans. From the commencement of the 2021 NCIB through February 22, 2022, we paid a total of approximately $4.1 million (including transaction fees) to repurchase 0.4 million SVS, at a weighted average price of $11.23 per share, for cancellation under the 2021 NCIB and approximately $38.7 million (including transaction fees) to purchase 3.4 million SVS for delivery obligations under our SBC plans.

During 2021, we paid an aggregate of $35.9 million (including transaction fees) to repurchase and cancel 4.37 million SVS under a previous NCIB (2020 NCIB) through its expiration on November 23, 2021, at a weighted average price of $8.21 per share. We also paid an aggregate of $10.4 million to purchase 0.9 million SVS in the open market during the term of the 2020 NCIB for delivery obligations under our SBC plans.

See note 12 to our 2021 AFS for details regarding automatic share purchase plans (ASPPs) we entered into in 2021 and 2020, and SVS purchases made thereunder.

Operating Goals and Priorities
    Our current operating goals and priorities are set forth below.
    Evolving our Revenue Portfolio — To evolve our revenue portfolio, we intend to continue to focus on: (i) pursuing more diversified revenue, (ii) driving sustainable, profitable revenue growth, (iii) growing our ATS segment revenue organically by an average of 10% per year over the long term, (iv) supplementing our organic growth with disciplined and targeted acquisitions intended to expand capabilities, and (v) optimizing our portfolio to drive more consistent returns and profitability.

    Margins — We intend to continue to focus on improvements to our segment margins† and our non-IFRS operating margin*.

The duration and impact of global supply constraints, the COVID-19 pandemic, and other industry market conditions are not within our control, and may therefore impact our ability to achieve our revenue and margin goals. See "Recent Developments" above.

    Balanced Approach to Capital Allocation — We are focused on maintaining a strong balance sheet, generating non-IFRS free cash flow* and balancing our debt and capital levels, while maintaining optimal financial flexibility. In terms of capital allocation, our goal is to: (i) return approximately 50% of non-IFRS free cash flow* to shareholders annually, on average and when permitted, over the long term, (ii) generally invest 1.5% to 2.0% of annual revenue in capital expenditures to support our organic growth, and (iii) pursue potential strategic acquisitions as part of a disciplined capital allocation framework.

    The foregoing priorities and areas of intended focus constitute our objectives and goals, and are not intended to be projections or forecasts of future performance. Our future performance is subject to risks, uncertainties and other factors that could cause actual outcomes and results to differ materially from the goals and priorities described above.
* Operating margin (a ratio based on a non-IFRS financial measure) and free cash flow are non-IFRS financial measures without standardized meanings, and may not be comparable to similar measures presented by other companies. See "Non-IFRS Financial Measures" below for the definitions and uses of these non-IFRS financial measures, and a reconciliation of these non-IFRS financial measures to the most directly-comparable financial measures determined under IFRS for specified periods. We do not provide reconciliations for forward-looking non-IFRS financial measures, as we are unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort.
† Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue), each of which is defined in "Operating Results — Segment income and margin" below.

Our Strategy
    We remain committed to making the investments we believe are required to support our long-term objectives and to create shareholder value, while simultaneously managing our costs and resources to maximize our efficiency and productivity. Within both of our segments, we are focused on: increasing penetration in our end markets; diversifying our customer mix and product portfolios, including increasing design and development, engineering, and after-market services (higher value-added services); and diversifying our capabilities. The costs of investments that we deem desirable may be prohibitive, however, and therefore prevent us from achieving our diversification objectives. In addition, the ramping activities associated with investments that we do make may be significant and could negatively impact our margins in the short and medium term. To counteract these factors, we continue to invest in and deploy automation and digital factory solutions and capabilities throughout our network to improve quality and productivity. The focus and scale of our Celestica Operating System, which standardizes best practices and processes across our network, continued to drive operational optimization and improved supply chain resiliency during 2021. Our recent productivity initiatives and related restructuring actions were also intended to further streamline our business and increase operational efficiencies.
    In support of our expansion efforts, we recently:
•assumed manufacturing, warehousing, and customer return goods activity under an outsourcing arrangement with Fujitsu Network Communications, Inc. (FNC) and signed a 10-year lease agreement for a portion of FNC's Richardson, Texas facility;
•established a center of excellence at such facility to expand our HPS engineering network and increase our North America manufacturing capacity;
•opened a state-of-the-art facility in Minnesota for our Atrenne Integrated Solutions, Inc. (Atrenne) business; and
•acquired PCI in November 2021 (in our ATS segment), expanding our capabilities, product portfolio and customer base in key markets.
    As we expand our business, open new sites, or transfer business within our network to accommodate growth or achieve synergies and supply chain resilience, we may encounter difficulties that result in higher than expected costs associated with such activities. Potential difficulties related to such activities are described in Item 3(D), Key Information — Risk Factors, "We may encounter difficulties expanding or consolidating our operations or introducing new competencies or new offerings, which could adversely affect our operating results" of our 2021 Annual Report, of which this MD&A is a part. Any such difficulties could prevent us from realizing the anticipated benefits of growth in our business, including in new markets or technologies, which could materially adversely affect our business and operating results.

    We may, at any time, be in discussions with respect to possible acquisitions or strategic transactions. There can be no assurance that any of these discussions will result in a definitive agreement and, if they do, what the terms or timing of any such agreement would be. There can also be no assurance that any acquisition or other strategic transaction will be successfully integrated or will generate the returns we expect. We may fund our acquisitions and other strategic transactions from cash on hand, third-party borrowings, the issuance of securities, or a combination thereof.

External Factors that May Impact our Business

Uncertainty in the global economy and financial markets may impact current and future demand for our customers' products and services, and consequently, our operations. Inflationary pressures could adversely impact our financial results by increasing costs for labor and materials. Our operating costs have increased, and may continue to increase, due to the recent growth in inflation due to, among other things, the continuing impacts of the pandemic and uncertain economic environment. We may not fully offset these higher costs with increased pricing for our products and services, which could adversely impact our margins. Further, our customers may choose to reduce their business with us if we increase our pricing. We continue to monitor the dynamics and impacts of the global economic and financial environment and work to manage our priorities, costs and resources to anticipate and prepare for any changes we deem necessary.

Other external factors that could adversely impact the EMS industry and our business include government regulations or policies, supplier or customer financial difficulties, natural disasters and related disruptions, political instability, geopolitical dynamics, terrorism, armed conflict (including the evolving situation in Ukraine), labor or social unrest, criminal activity, cybersecurity incidents, unusually adverse weather conditions, disease or illness that affects local, regional, national or international economies, and other risks present in the jurisdictions in which we, our customers, our suppliers, and/or our logistics partners operate. These events could lead to higher costs or supply shortages and may disrupt the delivery of components to us, or our ability to provide finished products or services to our customers, any of which could adversely affect our operating results. See "Recent Developments — "Segment Environment" above for a discussion of the impact of materials constraints and COVID-19 on our business during 2021.

In addition, uncertainties resulting from government policies or legislation, and/or increased political tensions between countries, may adversely affect our business, results of operations and financial condition. In general, changes in social, political, regulatory and economic conditions or in laws and policies governing foreign trade, taxation, manufacturing, clean energy, the healthcare industry, and/or development and investment in the jurisdictions in which we, and/or our customers or suppliers operate, could materially adversely affect our business, results of operations and financial condition. See Item 3(D), Key Information — Risk Factors, "Our operations have been and could continue to be adversely affected by events outside our control" of our 2021 Annual Report, of which this MD&A is a part, for further detail.

Governmental actions related to increased tariffs and/or international trade agreements have increased (and could further increase) the cost to our U.S. customers who use our non-U.S. manufacturing sites and components, and vice versa, which may materially and adversely impact demand for our services, our results of operations or our financial condition. We currently ship a significant portion of our worldwide production to customers in the U.S. from other countries. Increased tariffs and/or changes to international trade agreements, as well as regional supply concentrations, have and may continue to cause our U.S. customers to in-source programs previously outsourced to us, transfer manufacturing to (or request us to have duplicate capabilities in) locations within our global network that are not impacted by such actions (potentially increasing production costs), and/or shift their business to other providers. Additionally, tariffs on imported components for use in our U.S. production could have an adverse impact on demand for such production. Retaliatory tariffs could reduce demand for our U.S.-based production or make such production less profitable. Production from China has become less cost-competitive than other low-cost countries in recent periods as a result of these geopolitical pressures. In connection therewith, we have transferred numerous customer programs, primarily located in China, to countries unaffected by these tariffs (including Thailand). However, as tariffs are typically borne by the customers, we anticipate continued actions from non-China-based customers to exit China to avoid these added costs. We review our site production strategies on an ongoing basis, including with respect to our China production. We have increased the resilience of our global network to manage this dynamic, including our recent expansion efforts in North America and Asia (see "Overview — Our Strategy" above). Given the uncertainty regarding the scope and duration of these (or further) trade actions, whether trade tensions will escalate further, and whether our customers will continue to bear the cost of the tariffs and/or avoid such costs by in-sourcing or shifting business to other providers, their impact on the demand for our services, our operations and results for future periods cannot be currently quantified, but may be material. We will continue to monitor the scope and duration of trade actions by the U.S. and other governments on our business, including China's recent policy supporting its private sector businesses.

If a key supplier (or any company within such supplier's supply chain) experiences financial or other difficulties, this may affect its ability to supply us with materials, components or services, which could halt or delay the production of a customer's products, and/or have a material adverse impact on our operations, financial results and customer relationships.

Shipping delays and increased shipping costs have had an adverse impact on our operations. During 2020 and 2021, as a result of COVID-19, we experienced, among other things, shipping surcharges on ocean freight, premiums on air freight, and increased transit times in receiving certain raw materials, as well as additional safety requirements imposed by port authorities, closures of or congestion at ports, reduced availability of commercial transportation, border restrictions and capacity constraints for air freight. These conditions had an adverse impact on our ability to obtain materials and at times, deliver our products in a timely manner during 2020 and 2021, and are expected to continue until ocean and air freight capacity is no longer constrained. In order to help mitigate disruptions to our supply chains caused by COVID-19, including freight premiums and surcharges, as well as component shortages due to these supply chain disruptions, we have taken steps to enhance the resilience of our supply chain, including: implementation of a global risk mitigation strategy to proactively manage risk and supply chain disruptions, enhanced communication with suppliers through bi-weekly market updates, enhanced forecasting and lead-time management processes and systems, strategic purchases of certain critical commodities, and devotion of increased resources to further develop a diverse network of suppliers that have robust mitigation plans to address these and other supply chain disruptions. See "Recent Developments — Segment Environment" above.

We rely on IT networks and systems, including those of third-party service providers, to process, transmit and store electronic information. In particular, we depend on our IT infrastructure for a variety of functions, including product manufacturing, worldwide financial reporting, inventory and other data management, procurement, invoicing and email communications. Any of these systems are susceptible to outages due to fire, floods, power loss, telecommunications failures, terrorist attacks, sabotage, cybersecurity threats and incidents, and similar events. In order to mitigate certain geopolitical risks related to our IT systems, we completed a relocation of our Hong Kong data center in 2021. Although we have not been materially impacted by computer viruses, malware, ransomware, hacking attempts or outages, we have been (and may continue to be) the target of such events.

Insufficient customer liquidity may result in significant delays in or defaults on payments owed to us. In addition, customer financial difficulties or changes in demand for our customers' products may result in order cancellations and higher than expected levels of inventory, which could have a material adverse impact on our operating results and working capital performance. We may not be able to return or resell this inventory, or we may be required to hold the inventory for an extended period of time, any of which may result in our having to record additional inventory reserves. We may also be unable to recover all of the amounts owed to us by a customer, including amounts to cover unused inventory or capital investments we incurred to support that customer's business. Our failure to collect amounts owed to us and/or the loss of one or more major customers could have a material adverse effect on our operating results, financial position and cash flows. See "Capital Resources — Financial instruments and financial risks" below for a discussion of customer credit risk reviews we conduct. No significant credit adjustments were recorded in 2021 or to date.

Our inventory levels have increased in recent periods, due in part to strategic inventory purchases we have made in light of ongoing materials constraints. In connection therewith, we continue to work with our customers to obtain cash deposits to help mitigate the impact of increased inventory.

    Customer decisions to shift production between EMS providers, or to change the amount of business they outsource or the concentration or location of their EMS suppliers, have impacted and may continue to impact, among other items, our revenue and margins, the need for future restructuring, the level of capital expenditures and our cash flows.

Summary of Key Operating Results and Financial Information

Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and accounting policies we adopted in accordance with IFRS. Such consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at December 31, 2021 and 2020 and the financial performance, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2021. On January 1, 2019, we adopted IFRS 16, Leases, and no restatement of comparative period financial information was required in connection therewith. We also adopted Interest Rate Benchmark Reform Phase 1 amendments to IFRS 9, IAS 39, and IFRS 7 effective January 1, 2020, and Phase 2 amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 effective January 1, 2021, neither of which had a significant impact on our disclosures or the amounts reported in our consolidated financial statements for the years ended December 31, 2020 or December 31, 2021, as applicable. See "Recently issued accounting standards and amendments" in note 2 to our 2021 AFS. See "Recent Developments — "Segment Environment" above for a discussion of materials constraints and COVID-19 impacts on our 2021 financial results. The following tables set forth certain key operating results and financial information for the periods indicated (in millions, except per share amounts and percentages):

	Year ended December 31
	2019	2020	2021	% Change 2020 v. 2019	% Change 2021 v. 2020

Revenue	$5,888.3	$5,748.1	$5,634.7	(2)%	(2)%
Gross profit	384.7	437.6	487.0	14%	11%
Selling, general and administrative expenses (SG&A)	227.3	230.7	245.1	1%	6%
Other charges (recoveries)	(49.9)	23.5	10.3	(147)%	(56)%
Net earnings	70.3	60.6	103.9	(14)%	71%
Diluted earnings per share	$0.53	$0.47	$0.82	(11)%	74%

	Year ended December 31
Segment revenue* as a percentage of total revenue:	2019	2020	2021
ATS revenue (% of total revenue)	39%	36%	41%
CCS revenue (% of total revenue)	61%	64%	59%

	Year ended December 31
Segment income and segment margin*:	2019		2020		2021
		Segment Margin		Segment Margin		Segment Margin
ATS segment	$64.2	2.8%	$69.7	3.3%	$105.0	4.5%
CCS segment	93.9	2.6%	129.3	3.5%	128.9	3.9%
* Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue), each of which are defined in "Operating Results — Segment income and margin" below.

	December 31 2020	December 31 2021
Cash and cash equivalents	$463.8	$394.0
Total assets	3,664.1	4,666.9
Borrowings under term loans	470.4	660.4
Borrowings under revolving credit facility*	—	—
* excluding ordinary course letters of credit.

	Year ended December 31
	2019	2020	2021
Cash provided by operating activities	$345.0	$239.6	$226.8
SVS repurchase activities:
Aggregate cost (1) of SVS repurchased for cancellation (2)	$67.3	$0.1	$35.9
# of SVS repurchased for cancellation (in millions)(3)	8.3	0.0062	4.37
Weighted average price per share for repurchases	$8.15	$7.45	$8.21
Aggregate cost (1) of SVS repurchased for delivery under stock-based compensation (SBC) plans(4)	$9.2	$19.1	$20.6
# of SVS repurchased for delivery under SBC plans (in millions)(5)	1.2	2.9	1.9
(1)     Includes transaction fees.
(2)     For 2020, excludes an accrual of $15.0 million we recorded at December 31, 2020 for the estimated contractual maximum of permitted SVS repurchases (Contractual Maximum) for cancellation under an ASPP executed in December 2020. For 2021, excludes a $7.5 million accrual for the estimated Contractual Maximum of SVS purchases for cancellation under an ASPP executed in December 2021. See note 12 to the 2021 AFS.
(3)     Includes approximately 1.7 million ASPP purchases of SVS for cancellation in 2021 (there were no ASPP purchases in 2020 or 2019). See note 12 to the 2021 AFS.
(4)     For 2021, excludes a $33.8 million accrual as of December 31, 2021 for the estimated Contractual Maximum of SVS purchases to settle awards under our SBC plans under an ASPP executed in December 2021. See note 12 to the 2021 AFS.
(5)     Includes 0.7 million ASPP purchases of SVS for SBC delivery obligations in 2021 (there were no ASPP purchases in 2020 or 2019).

A discussion of the foregoing information is set forth under "Operating Results" below.

Other performance indicators:

In addition to the key operating results and financial information described above, management reviews the following measures:

	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21
Cash cycle days:
Days in accounts receivable (A/R)	70	65	67	73	76	66	69	73
Days in inventory	77	75	77	82	90	83	89	103
Days in accounts payable (A/P)	(68)	(68)	(69)	(68)	(69)	(64)	(70)	(78)
Days in cash deposits*	(10)	(12)	(14)	(14)	(15)	(14)	(16)	(23)
Cash cycle days	69	60	61	73	82	71	72	75
Inventory turns	4.8x	4.9x	4.7x	4.4x	4.0x	4.4x	4.1x	3.5x
* We receive cash deposits from certain of our customers primarily to help mitigate the impact of higher inventory levels carried due to the current constrained materials environment, and to reduce risks related to excess and/or obsolete inventory. See "Customer Cash Deposits" in the table below.

	2020				2021
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31
A/R Sales (in millions)	$40.7	$80.5	$101.0	$119.7	$92.2	$79.1	$91.5	$45.8
Supplier Financing Programs* (in millions)	146.1	94.5	76.9	65.3	84.5	70.0	47.6	98.0
Total (in millions)	$186.8	$175.0	$177.9	$185.0	$176.7	$149.1	$139.1	$143.8
Customer Cash Deposits (in millions)	$134.9	$222.2	$207.2	$174.7	$190.3	$207.3	$264.7	$434.0

* Represents A/R sold to third party banks in connection with the uncommitted supplier financing programs (SFPs) of two customers through Q3 2021, and of three customers in Q4 2021, including an SFP for a PCI customer. The amounts we sell under our A/R sales program and the SFPs can vary from quarter to quarter depending on our working capital and other cash requirements, including by geography. See "Capital Resources" below.

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

    Cash cycle days increased by 2 days in Q4 2021 compared to Q4 2020, due primarily to higher days in inventory, offset in part by higher days in A/P and days in cash deposits. Days in A/R for Q4 2021 remained flat from Q4 2020 at 73 days. Days in inventory for Q4 2021 increased 21 days from Q4 2020 to 103 days primarily due to higher average inventory levels at the end of Q4 2021, offset in part by higher cost of sales for Q4 2021 compared to Q4 2020. We carried higher inventory levels at the end of Q4 2021 compared to Q4 2020 primarily to support the ramping of new programs and anticipated future demand, including for our HPS business, and to help secure supply to mitigate the impact of global supply chain constraints and longer lead times for certain components. In certain cases, we received cash deposits from our customers to help alleviate the impact of such purchases on our cash flows. The acquisition of PCI also contributed to an increase in inventory days in Q4 2021 compared to the prior year period. Days in A/P increased 10 days from Q4 2020 to 78 days in Q4 2021 mainly due to higher average A/P balances in Q4 2021, primarily due to the higher level of inventory purchases in Q4 2021, offset in part by the impact of higher cost of sales in Q4 2021. Days in cash deposits increased 9 days from Q4 2020 to 23 days in Q4 2021 primarily due to a higher customer cash deposit balance in Q4 2021, as a result of increased inventory purchases for certain customers as described above. Our customer cash deposit balance fluctuates depending on the levels of inventory we have been asked to procure by certain customers (to secure supply for future demand), or as we utilize the inventory in production. Cash cycle days increased by 3 days sequentially due to higher days in A/R and days in inventory in Q4 2021 compared to Q3 2021, offset in part by higher days in A/P and days in cash deposits. Days in A/R for Q4 2021 increased 4 days sequentially primarily due to higher average A/R balances in Q4 2021 compared to Q3 2021, reflecting the timing of revenue and collections. Days in inventory for Q4 2021 increased 14 days sequentially primarily due to higher average inventory levels at the end of Q4 2021 compared to Q3 2021. Days in A/P for Q4 2021 increased 8 days sequentially primarily due to higher average A/P levels at the end of Q4 2021 compared to Q3 2021. Days in cash deposits for Q4 2021 increased 7 days sequentially primarily due to higher average cash deposit levels at the end of Q4 2021 compared to Q3 2021. Sequentially, the acquisition of PCI also impacted each of the cash cycle day components for Q4 2021.

    We believe that cash cycle days (and the components thereof) and inventory turns are useful measures in providing investors with information regarding our cash management performance and are accepted measures of working capital management efficiency in our industry.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and related disclosures with respect to contingent assets and liabilities. We base our judgments, estimates and assumptions on current facts (including, in recent periods, the prolonged impact of COVID-19 and materials constraints), historical experience and various other factors that we believe are reasonable under the circumstances. The economic environment could also impact certain estimates and discount rates necessary to prepare our consolidated financial statements. Our assessment of these factors forms the basis for our judgments on the carrying values of our assets and liabilities, and the accrual of our costs and expenses. Actual results could differ materially from our estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may also impact future periods.

Our review of the estimates, judgments and assumptions used in the preparation of our financial statements for 2021 included those relating to, among others: our determination of the timing of revenue recognition, the determination of whether indicators of impairment existed for our assets and cash generating units (CGUs2), our measurement of deferred tax assets and liabilities, our estimated inventory provisions and expected credit losses, customer creditworthiness, and the determination of the fair value of assets acquired and liabilities assumed in connection with a business combination. Any revisions to estimates, judgments or assumptions may result in, among other things, write-downs or impairments to our assets or CGUs, and/or adjustments to the carrying amount of our A/R and/or inventories, or to the valuation of our deferred tax assets and/or pension obligations, any of which could have a material impact on our financial performance and financial condition. While we
2 CGUs are the smallest identifiable group of assets that cannot be tested individually and generate cash inflows that are largely independent of those of other assets or groups of assets, and can be comprised of a single site, a group of sites, or a line of business.

continue to believe the COVID-19 pandemic and materials constraints to be temporary, the situation remains dynamic and their impact on our financial performance and financial condition, including their impact on overall customer demand, and/or our ability to fulfill customer demand, cannot be reasonably estimated at this time. See "Recent Developments — Segment Environment" above. However, we continue to believe that our long-term estimates and assumptions are appropriate.

Significant accounting policies and methods used in the preparation of our consolidated financial statements are described in note 2 to our 2021 AFS. The following is a discussion of accounting estimates which management considers to be "critical," defined as accounting estimates made in accordance with IFRS that involve a significant level of estimation uncertainty, and have had, or are reasonably likely to have, a material impact on the Company's financial condition or results of operations.

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
Impairment of goodwill, intangible assets, property, plant and equipment, and right-of-use (ROU) assets:
    We review the carrying amounts of goodwill, intangible assets, property, plant and equipment, and ROU assets for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount of such assets, or the related CGU or CGUs, may not be recoverable. We determined that no triggering event had occurred in 2021 that would require an impairment assessment for our assets or CGUs. In addition to an assessment of triggering events during the year, we conduct an annual impairment assessment of CGUs with goodwill in the fourth quarter of the year (Annual Impairment Assessment). Judgment is required in the determination of whether events or changes in circumstances are indicators that a review for impairment should be conducted.
    We recognize an impairment loss when the carrying amount of an asset, CGU or group of CGUs exceeds its recoverable amount. The recoverable amount of an asset, CGU or group of CGUs is measured as the greater of its expected value-in-use and its estimated fair value less costs of disposal. Determining the recoverable amount is subjective and requires management to exercise significant judgment in estimating future growth, profitability, discount and terminal growth rates, and in projecting future cash flows, among other factors. Future events and changing market conditions may impact our assumptions as to prices, costs or other factors that may result in changes to our estimates of future cash flows. Our expected value-in-use is determined based on a discounted cash flow analysis. Determining estimated fair value less costs of disposal requires valuations and use of appraisals. At each reporting date, we assess whether triggering events that could change our estimates of the recoverable amount of the relevant assets have occurred. Failure to realize the assumed revenues at an appropriate profit margin of a CGU could result in impairment losses in such CGU in future periods.
Business combinations:
We use judgment to determine the estimates used to value identifiable assets and liabilities, and the fair value of contingent consideration and other contingencies, if applicable, at the acquisition date. We have engaged third parties to determine the fair value of certain inventory, property, plant and equipment and intangible assets. We use estimates to determine cash flow projections, including the period of expected future benefit, and future growth and discount rates, among other factors, to value intangible assets and contingent consideration. The fair value of acquired tangible assets are measured by applying the market, cost or replacement cost, or the income approach (using discounted cash flows and forecasts by management), as appropriate.

Operating Results

    Our product and service volumes, revenue and annual and quarterly operating results are affected by, among other factors: the level and timing of customer orders; our customer and business mix and the types of products or services we provide; the rate at which, the costs associated with, and the execution of, new program ramps; demand volumes and the seasonality of our business; price competition and other competitive factors; the mix of manufacturing or service value-add; manufacturing capacity, utilization and efficiency; the degree of automation used in the assembly process; the availability of components or labor; the location of qualified personnel; costs and inefficiencies of transferring programs between sites; program completions or losses, or customer disengagements and the timing and the margin of follow-on business or any replacement business; the impact of foreign exchange fluctuations; the performance of third-party providers; our ability to manage inventory, production location and equipment effectively; our ability to manage changing labor, component, energy and transportation costs effectively; fluctuations in variable compensation costs; the timing of our expenditures in anticipation of forecasted sales levels; and the timing of any acquisitions and related integration costs. Significant period-to-period variations can also result from the timing of new programs reaching full production or programs reaching end-of-life, the timing of follow-on or next generation programs and/or the timing of existing programs being fully or partially transferred internally or to a competitor. See "Overview — Overview of business environment" and "Recent Developments" above for a discussion of recent market conditions, including global supply chain constraints and the COVID-19 pandemic, impacting our segments and our business.

Operating results expressed as a percentage of revenue:

	Year ended December 31
	2019	2020	2021

Revenue	100.0%	100.0%	100.0%
Cost of sales	93.5	92.4	91.4
Gross profit	6.5	7.6	8.6
SG&A	3.9	4.0	4.3
Research and development costs	0.4	0.5	0.7
Amortization of intangible assets	0.5	0.4	0.4
Other charges (recoveries)	(0.8)	0.4	0.2
Finance costs	0.8	0.7	0.6
Earnings before income tax	1.7	1.6	2.4
Income tax expense	0.5	0.5	0.6
Net earnings	1.2%	1.1%	1.8%

Revenue:

    Revenue of $5.6 billion for 2021 decreased 2% compared to 2020. ATS segment revenue increased 11% in 2021 compared to 2020, and CCS segment revenue decreased 9% in 2021 compared to 2020.

    Revenue of $5.7 billion for 2020 decreased 2% compared to 2019. ATS segment revenue decreased 9% in 2020 compared to 2019, and CCS segment revenue increased 2% in 2020 compared to 2019.

    The following table sets forth segment revenue information (in millions, except percentages) for the periods indicated:

	2019		2020		2021
		% of total		% of total		% of total
ATS segment revenue	$2,285.6	39%	$2,086.3	36%	$2,315.1	41%
CCS segment revenue	$3,602.7	61%	$3,661.8	64%	$3,319.6	59%
Communications	2,346.4	40%	2,434.8	42%	2,259.9	40%
Enterprise	1,256.3	21%	1,227.0	22%	1,059.7	19%
Total revenue	$5,888.3	100%	$5,748.1	100%	$5,634.7	100%

ATS segment revenue for 2021 increased $228.8 million (11%) compared to 2020, due to strong revenue growth in our HealthTech and Capital Equipment businesses (aggregate growth of approximately 30% compared to 2020), driven by new program ramps and continued demand strength in the semiconductor market, returning growth in our base Industrial business and the addition of PCI in November 2021. These increases were partially offset by adverse demand impacts related to COVID-19 in our commercial aerospace business and the adverse impacts of materials constraints. We estimated adverse revenue impacts for 2021 of approximately $73 million on our ATS segment revenue (Q4 2021 — approximately $20 million; Q3 2021 — approximately $21 million; Q2 2021 — approximately $21 million; Q1 2021— approximately $11 million) as a result of supply chain constraints, and approximately $23 million in 2020 (Q4 2020 — approximately $8 million; Q3 2020 — approximately $7 million; Q2 2020 — approximately $8 million) as a result of supply chain constraints (due in part to COVID-19) and Workforce Constraints. For both years, these disruptions had the most significant adverse impact on our Industrial and A&D revenues.

ATS segment revenue for 2020 decreased $199.3 million (9%) compared to 2019, as revenue growth in our HealthTech and Capital Equipment businesses (aggregate growth of approximately 30% compared to 2019), driven by new program ramps and continued demand strength in the semiconductor market, were more than offset by adverse COVID-19-related demand impacts in our commercial aerospace and Industrial businesses, and in addition with respect to our A&D business, the impact of the Boeing 737 Max program halt. In addition to COVID-19-related demand reductions, we estimated aggregate adverse revenue impacts across our ATS segment of approximately $23 million in 2020 (described above) as a result of supply chain constraints (due in part to COVID-19) and Workforce Constraints.

    CCS segment revenue for 2021 decreased $342.2 million (9%) compared to 2020, primarily due to the Cisco Disengagement (representing an approximate $500 million decline in 2021 compared to 2020) and the adverse impact of materials constraints, partly offset by strong demand from service provider customers, including in our HPS business. We estimated adverse impacts for 2021 of approximately $54 million on our CCS segment revenue (Q4 2021 — approximately $35 million; Q3 2021 — approximately $9 million; Q2 2021 — approximately $9 million; Q1 2021 — approximately $1 million) as a result of supply chain constraints and approximately $58 million in 2020 (Q4 2020 — approximately $1 million; Q3 2020 — approximately $9 million; Q2 2020 — approximately $48 million) as a result of supply chain constraints (due in part to COVID-19) and Workforce Constraints. Communications end market revenue for 2021 decreased $174.9 million (7%) compared to 2020 primarily due to the Cisco Disengagement, partially offset by demand increases from service providers, including in our HPS business. Demand from service providers continues to be strong as they expand and upgrade their data centers in support of continued cloud and on-line requirements. Enterprise end market revenue for 2021 decreased $167.3 million (14%) compared to 2020, due to program-specific demand softness from several server customers. Our HPS business experienced strong demand in 2021, increasing 34% compared to 2020 to $1.15 billion, and accounting for 20% of our total 2021 revenue.

CCS segment revenue for 2020 increased $59.1 million (2%) compared to 2019. Communications end market revenue for 2020 increased $88.4 million (4%) compared to 2019, reflecting strength in our HPS business, including increased demand from service providers, which more than offset an approximate $200 million revenue decline from disengagements stemming from our CCS portfolio review (CCS Review Disengagements). Enterprise end market revenue for 2020 decreased $29.3 million (2%) compared to 2019, as demand strength in our HPS business was more than offset by an approximate $100 million revenue decline from CCS Review Disengagements, as well as demand softness across a number of customers. In addition, we estimated aggregate adverse revenue impacts across our CCS segment in 2020 of approximately $58 million (described above) as a result of supply chain constraints (due in part to COVID-19) and Workforce Constraints.

We depend on a small number of customers for a substantial portion of our revenue. In the aggregate, our top 10 customers represented 66% of total revenue for 2021 (2020 — 66%; 2019 — 65%).

     No customer individually represented 10% or more of total revenue in 2021 or 2020. Cisco (a former CCS segment customer) was the only customer that individually represented 10% or more of total revenue in 2019 (12% of total revenue).
We generally enter into master supply agreements with our customers that provide the framework for our overall relationship, although such agreements do not typically guarantee a particular level of business or fixed pricing. Instead, we bid on a program-by-program basis and receive customer purchase orders for specific quantities and timing of products. We cannot assure that our current customers will continue to award us with follow-on or new business. Customers may also cancel contracts, and volume levels can be changed or delayed, any of which could have a material adverse impact on our results of operations, working capital performance (including requiring us to carry higher than expected levels of inventory, particularly in a supply-constrained environment, to enable us to meet demand requirements), and result in lower asset utilization and lower margins. We cannot assure the replacement of completed, delayed, cancelled or reduced orders, or that our current customers will continue to utilize our services, or renew their long-term manufacturing or services contracts with us on acceptable terms or at all. In addition, in any given quarter, we can experience quality and process variances related to materials, testing or other manufacturing or supply chain activities. Although we are successful in resolving the majority of these issues, the existence of these variances could have a material adverse impact on the demand for our services in future periods from any affected customers. Further, some of our customer agreements require us to provide specific price reductions to our customers over the term of the contracts, which has significantly impacted revenue and our margins. Continuing market shifts to disaggregated solutions and open hardware platforms are adversely impacting demand from our traditional OEM Communications customers, but favorably impacting our service provider customers and our HPS business. There can be no assurance that revenue from any of our major customers will continue at historical levels or will not decrease in absolute terms or as a percentage of total revenue. A significant revenue decrease or pricing pressures from these or other customers, or a loss of a major customer or program, could have a material adverse impact on our business, our operating results and our financial position. The CCS Review Disengagements (which began in the second half of 2018) had an estimated annualized revenue decline of $1.25 billion once completed.

Materials constraints can also cause delays in production and could have a material and adverse impact on our operations. As noted above, materials constraints adversely impacted our revenues and inventory levels over recent years, and we anticipate that materials constraints (and longer lead-times for high-demand components and materials) will continue throughout 2022, adversely impacting our revenue and working capital performance.

Gross profit:

The following table shows gross profit and gross margin (gross profit as a percentage of total revenue) for the periods indicated:

	Year ended December 31
	2019	2020	2021

Gross profit (in millions)	$384.7	$437.6	$487.0
Gross margin	6.5%	7.6%	8.6%

Gross profit for 2021 increased $49.4 million (11%), compared to 2020, primarily due to a higher concentration of HPS business, growth in our ATS segment, and lower variable spend, which more than offset the reduced profits in A&D. Gross profit for 2021 also includes a $12.1 million reduction in net inventory provisions compared to 2020 (2021— $4.9 million; 2020 — $17.0 million, described below). Gross profit in 2021 was adversely impacted by approximately $31 million of estimated COVID-19 Costs recorded in cost of sales (2020 — $33 million). However, we also recognized an aggregate of $9 million of COVID Recoveries in cost of sales in 2021 (2020 — $30 million), mitigating such adverse impacts. Approximately 70% and 60% of both the COVID-19 Costs and COVID Recoveries recorded in 2021 and 2020, respectively, pertained to our ATS segment. Gross margin increased to 8.6% in 2021 from 7.6% in 2020 primarily driven by growth in our ATS segment, and improved CCS performance, including higher HPS revenue concentration.

Gross profit for 2020 increased $52.9 million (14%), compared to 2019, primarily due to improvements in our CCS segment, despite a $12.9 million increase in net inventory provisions recorded in 2020 compared to 2019. Our 2020 inventory provisions of $17.0 million were due in part to reduced demand, including as a result of the deterioration of the commercial aerospace market due to COVID-19, to certain aged inventory in our CCS segment, and to specific disengaging customers in both of our segments. We recorded $33 million of COVID-19 Costs in cost of sales in 2020. We also recognized an aggregate of $30 million of COVID Recoveries in cost of sales in 2020, mitigating such adverse impact. Approximately 60% of both the COVID-19 Costs and COVID Recoveries recorded in 2020 pertained to our ATS segment. Despite overall lower revenue, the increase in gross margin to 7.6% in 2020 compared to 6.5% in 2019 was primarily driven by improved mix, productivity and volume leverage across several of our businesses.

Certain of our customer agreements require us to provide specific price reductions over the contract term, which has significantly impacted revenue and margins. This adverse impact is expected to continue. In general, multiple factors can cause gross margin to fluctuate from period to period including, among others: volume and mix of products or services; higher/lower revenue concentration in lower gross margin products and businesses; pricing pressures; contract terms and conditions; production management; utilization of manufacturing capacity; changing material and labor costs, including variable labor costs associated with direct manufacturing employees; manufacturing and transportation costs; start-up and ramp-up activities; new product introductions; disruption in production at individual sites, including as a result of program transfers; cost structures at individual sites; foreign exchange volatility; and the availability of components and materials. Order cancellations and delays could also lower our asset utilization, resulting in lower margins. Significant period-to-period changes in margins can also occur if new program wins or follow-on business are more competitively priced than past programs. In addition, customers from time to time shift programs to us from other service providers, including some for lower complexity, light touch programs that are aggressively priced, which can adversely impact future operating results. Our gross profit and SG&A expenses (discussed below) are also impacted by the level of variable compensation expense (including awards under our incentive and SBC plans) we record in each period.

Selling, general and administrative expenses (SG&A):

SG&A for 2021 of $245.1 million (4.3% of total revenue) increased $14.4 million compared to $230.7 million (4.0% of total revenue) for 2020, primarily due to higher variable compensation, lower COVID Subsidies recorded in SG&A (2021 — $3 million; 2020 — $7 million), and approximately $2 million in SG&A attributable to the PCI acquisition.

SG&A for 2020 of $230.7 million (4.0% of total revenue) increased $3.4 million compared to $227.3 million (3.9% of total revenue) for 2019, primarily due to higher variable compensation and variable spend (including IT-related COVID-19 Costs), offset in part by the recognition of approximately $7 million of COVID Subsidies in SG&A, and $2.2 million in lower foreign exchange losses in 2020.

Segment income and margin:

    Segment performance is evaluated based on segment revenue (set forth above), segment income and segment margin (segment income as a percentage of segment revenue). Revenue is attributed to the segment in which the product is manufactured or the service is performed. Segment income is defined as a segment’s net revenue less its cost of sales and its allocable portion of selling, general and administrative expenses and research and development expenses (collectively, Segment Costs). Identifiable Segment Costs are allocated directly to the applicable segment while other Segment Costs, including indirect costs and certain corporate charges, are allocated to our segments based on an analysis of the relative usage or benefit derived by each segment from such costs. Segment income excludes Finance Costs (defined under "Finance Costs" below), employee SBC expense, amortization of intangible assets (excluding computer software), and Other Charges (recoveries) (described under "Other charges (recoveries)" below), as these costs and charges/recoveries are managed and reviewed by our Chief Executive Officer at the company level. See the reconciliation of segment income to our earnings before income taxes for 2019 — 2021 in note 25 to the 2021 AFS. Our segments do not record inter-segment revenue. Although segment income and segment margin are used to evaluate the performance of our segments, we may incur operating costs in one segment that may also benefit the other segment. Our accounting policies for segment reporting are the same as those applied to the Company as a whole.

ATS segment income for 2021 increased $35.3 million (51%) compared to 2020. ATS segment margin increased from 3.3% in 2020 to 4.5% in 2021. The increase in ATS segment income for 2021 as compared to 2020 was primarily due to revenue increases noted above, which more than offset the reduced profit contribution from our A&D business. The increase in ATS segment margin for 2021 compared to 2020 was primarily due to profitable growth in our Capital Equipment business. See "Recent Developments" above.

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

CCS segment income for 2021 decreased $0.4 million (0.3%) compared to 2020 as a result of the lower revenue levels described above, driven primarily by the Cisco Disengagement. Despite the lower revenue levels, CCS segment margin increased from 3.5% in 2020 to 3.9% in 2021, primarily due to more favorable mix, driven by our portfolio reshaping activities, and a higher concentration of revenue from our HPS business.

CCS segment income for 2020 increased $35.4 million (38%) compared to 2019. CCS segment margin increased from 2.6% in 2019 to 3.5% in 2020. These increases were primarily due to favorable mix, including increased HPS programs, and the positive impact of our productivity initiatives.

SBC expense:

Our SBC expense may fluctuate from period to period to account for, among other things, new grants, forfeitures resulting from employee terminations or resignations, and the recognition of accelerated SBC expense for employees eligible for retirement (generally in the first quarter of the year associated with our annual grants). The portion of our employee SBC expense that relates to performance-based compensation is subject to adjustment in any period to reflect changes in the estimated level of achievement of pre-determined performance goals and financial targets.

The following table shows employee SBC expense (with respect to restricted share units (RSUs) and performance share units (PSUs) granted to employees) and director SBC expense (with respect to deferred share units (DSUs) and RSUs issued to directors as compensation) for the periods indicated (in millions):

	Year ended December 31
	2019	2020	2021
Employee SBC expense in cost of sales	$14.6	$11.1	$13.0
Employee SBC expense in SG&A	19.5	14.7	20.4
Total	$34.1	$25.8	$33.4
Director SBC expense in SG&A (1)	$2.4	$2.0	$2.1
(1)     Expense consists of director compensation to be settled with SVS, or SVS and cash, as elected by each director.

    The increase in employee SBC expense for 2021 as compared to 2020 was primarily the result of an $8.4 million expense reversal recorded in 2020 to reflect a reduction in the estimated number of PSUs expected to vest at the end of January 2021 (SBC Reversal). The decrease in employee SBC expense for 2020 as compared to 2019 was due primarily to the 2020 SBC Reversal. Unless a grantee has been authorized, and elects, to settle these awards in cash, Celestica intends to settle all outstanding RSUs and PSUs with SVS purchased in the open market by a broker, or issued from treasury. Accordingly, we account for these share unit awards as equity-settled awards. See "Cash requirements" below.

Other charges (recoveries):

(i)     Restructuring charges:

    We recorded the following restructuring charges for the periods indicated (in millions):

	Year ended December 31
	2019	2020	2021
Restructuring charges	$37.9	$25.8	$10.5

    We perform ongoing evaluations of our business, operational efficiency and cost structure, and implement restructuring actions as we deem necessary. Our restructuring activities in 2021 consisted primarily of actions to adjust our cost base to address reduced levels of demand in certain of our businesses and geographies, due in part to the impact of COVID-19, including actions in the first half of 2021 to right-size our commercial aerospace facilities. Our 2020 restructuring actions were associated primarily with the Cisco Disengagement, as well as other actions intended to adjust our cost base similar to (and for the same reasons as) those taken in 2021.

     We recorded net restructuring charges of $10.5 million in 2021, consisting of cash restructuring charges of $9.8 million, primarily for employee termination costs, and net non-cash charges of $0.7 million (consisting of non-cash restructuring charges of $1.5 million and non-cash restructuring recoveries of $0.8 million). The non-cash restructuring recoveries in 2021 primarily reflect gains on the sale of surplus equipment. The non-cash restructuring charges recorded in 2021 consisted primarily of the write-down of equipment related to disengaged programs. Approximately one half of our 2021 restructuring charges were associated with our ATS segment, and included actions related to our A&D business. Our restructuring provision at December 31, 2021 was $6.1 million (December 31, 2020 — $4.7 million; December 31, 2019 — $11.2 million). All cash outlays have been, and the balance is expected to be, funded with cash on hand.

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

At the end of 2019, we completed our cost efficiency initiative (CEI), which commenced in the fourth quarter of 2017, and consisted of restructuring actions related to our CCS segment portfolio review and our Capital Equipment business. The CEI resulted in reductions to our workforce, as well as consolidation of certain sites to better align capacity and infrastructure with then-anticipated customer demand, related transfers of customer programs and production, re-alignment of business processes, management reorganizations, and other associated activities. We recorded restructuring charges of $37.9 million in 2019, all in connection with our CEI, consisting of cash charges of $28.1 million, primarily for employee termination costs, and non-cash charges of $9.8 million. The non-cash restructuring charges recorded in 2019 represented the write-down of certain equipment, primarily related to our Capital Equipment business (ATS segment) and disengaged programs, and the write-down of ROU assets ($1.0 million) pertaining to vacated properties, resulting in part from Sublet Losses. Approximately two-thirds of our 2019 restructuring charges were associated with our CCS segment.

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

(ii)     Asset impairment:

We review the carrying amounts of goodwill, intangible assets, property, plant and equipment, and ROU assets for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount of such assets, or the related CGU(s), may not be recoverable. In addition to an assessment of triggering events during the year, we conduct an annual impairment assessment of CGUs with goodwill in the fourth quarter of each year (Annual Impairment Assessment). See "Critical Accounting Estimates" above and note 2(j) to our 2021 AFS. We did not identify any triggering events during 2019, 2020 or 2021 indicating that the carrying amount of our assets or CGUs may not be recoverable. However, we recorded non-cash restructuring charges to write-down equipment and ROU assets during such periods in connection with our restructuring activities. See paragraph (i) above and footnote (ii) in note 7 to the 2021 AFS. As a result of our 2019, 2020 and 2021 Annual Impairment Assessment for CGUs with goodwill, we determined that there was no impairment, as the recoverable amount of our CGUs exceeded their respective carrying values.

See notes 2(j) and 8 to our 2021 AFS for a discussion of when impairment losses for our assets and CGUs are recognized, and how we determine our cash flow projections for our impairment assessments, as well as the cash flow projection periods, growth rates, and discount rates used in our Annual Impairment Assessments of CGUs with goodwill for each of 2019, 2020 and 2021.

    Our goodwill balance is allocated to the following CGUs (in millions):

	December 31
	2019	2020	2021
Capital Equipment (1)	$132.0	$132.3	$131.9
A&D (2)	3.7	3.7	3.7
Atrenne (3)	62.6	62.6	62.6
PCI (4)	—	—	126.0
	$198.3	$198.6	$324.2
(1)    Consists of goodwill attributable to our 2018 acquisition of Impakt Holdings, LLC (Impakt), as well as prior acquisitions.
(2)    Consists of goodwill attributable to our 2016 acquisition of Lorenz, Inc. and Suntek Manufacturing Technologies, SA de CV, collectively known as Karel Manufacturing.
(3)     Consists of goodwill attributable to our 2018 acquisition of Atrenne.
(4)     Consists of our preliminary allocation of goodwill attributable to our 2021 acquisition of PCI. The purchase price adjustment and allocation for PCI has not yet been finalized.
    As part of our Annual Impairment Assessment of CGUs with goodwill, we also performed a sensitivity analysis for the relevant CGUs in order to identify the impact of changes in key assumptions, including projected growth rates, profitability, discount and terminal growth rates. We did not identify any key assumptions where a reasonable possible change would have resulted in material impairments to the above goodwill balances in 2019, 2020 or 2021. Future growth in revenue and margins for these CGUs is supported by new business awarded recently, customer forecasts, assumptions for additional future program wins based on our current revenue pipeline, margin improvements based on recent restructuring actions, growth due to our acquisitions and external industry outlooks. Assumptions for our Capital Equipment CGU for our 2021 Annual Impairment Assessment reflect the continued recovery of, and demand strength (including from new programs and market share gains) in our semiconductor business in 2021 (which is expected to continue). We have also assumed margin expansion for this CGU during the forecast period based on anticipated increased productivity driven by expected additional volumes. Assumptions for our Atrenne CGU for our 2021 Annual Impairment Assessment reflect an expected broad-based market recovery from the impact of COVID-19, as well as anticipated accelerated growth over the 5-year forecast period primarily in our defense business, resulting from expected new program wins following the investment in, and expansion of, a facility (opened in 2021) to accommodate additional capacity for our defense customers and our licensing business. Although our A&D CGU was adversely affected by COVID-19 in 2021, particularly our commercial aerospace business, our assumptions for this CGU for our 2021 Annual Impairment Assessment reflect industry expectations for a recovery of demand within the 5-year forecast period. The discount rate for our PCI CGU reflects the risks inherent in the PCI business. Impairment assessments inherently involve judgment as to assumptions about expected future cash flows and the impact of market conditions on those assumptions. See "Critical Accounting Estimates" above.

(iii)     Losses on post-employment benefit plan (Post-employment Benefit Plan Losses):
    During the fourth quarter of 2019 (Q4 2019), we recorded non-cash charges of $4.1 million, representing additional obligations under our Thailand post-employment benefit plan as a result of changes in labor protection laws in Thailand that increased the severance benefits for specified employees upon termination.
(iv)     Transition Costs (Recoveries):
    Transition Costs consist of Toronto Transition Costs and Internal Relocation Costs, each of which are defined under the caption "Non-IFRS Financial Measures" below. We incurred no Toronto Transition Costs during 2021 or 2020 (2019 — $3.8 million). We do not expect to incur further Toronto Transition Costs until the move into our new corporate headquarters commences. We recorded $1.2 million of Internal Relocation Costs in 2021 (2020 — de minimus; 2019 — $2.4 million). Transition Recoveries consist of the $102.0 million gain (Property Gain) we recorded on the sale of our Toronto real property in the first quarter of 2019 (Q1 2019). See "Liquidity — Toronto Real Property and Related Transactions" below for a discussion of the sale of our Toronto real property and related relocations.

(v)     Credit facility-related charges:

    Credit facility-related charges for 2021 consist primarily of a $2.6 million charge to accelerate the amortization of unamortized deferred financing costs upon the termination of a prior term loan in connection with our December 2021 amendment to our credit agreement. See "Liquidity — Cash provided by (used in) financing activities — Financing and Finance Costs" for a discussion of such amendment and "Finance Costs" below for related debt-issuance costs. During Q4 2019, we incurred $2.0 million in fees in connection with obtaining waivers in October 2019 related to our non-compliance with certain restrictive covenants under our credit facility (Waiver Fees). See "Capital Resources" below.

(vi)     Acquisition Costs and Other:

    We incur consulting, transaction and integration costs relating to potential and completed acquisitions. We also incur charges or releases related to the subsequent re-measurement of indemnification assets or the release of indemnification or other liabilities recorded in connection with acquisitions. Collectively, these costs, charges and releases are referred to as Acquisition Costs (Recoveries). During 2021, we recorded $7.3 million of net Acquisition Costs related to acquisition activities, including $4.8 million in connection with the acquisition of PCI, offset in part by a $1.2 million release in Q1 2021 of certain indirect tax liabilities previously recorded in connection with our acquisition of Impakt. During 2020, we recorded $0.2 million of Acquisition Costs related to potential acquisitions (2019 — $3.9 million, including $2.2 million of such remeasurement charges related to our Impakt acquisition). See note 3 to our 2021 AFS.

Other consists of legal recoveries in connection with the settlement of class action lawsuits in which we were a plaintiff (2021 — $10.5 million; 2020 — $2.5 million; 2019 — $2.0 million).

Losses on pension annuity purchases:

    To mitigate the actuarial and investment risks of our defined benefit pension plans, we purchase annuities from time to time (using existing plan assets) from third party insurance companies for certain, or all, plan participants. The purchase of annuities by the pension plan substantially hedges the financial risks associated with the related pension obligations. In August 2020, the trustees of our defined benefit pension plan for employees in the United Kingdom (U.K.) purchased annuities to hedge the pension benefits payable to newly-retired members of such plan. The 2020 annuity purchase resulted in a non-cash loss of $0.2 million in 2020, which we recorded in other comprehensive income (loss) (OCI) and simultaneously re-classified to deficit. We completed the wind-up of a former supplementary pension plan for our U.K. employees in 2019.

Finance Costs:

Finance Costs consist of interest expense and fees related to our credit facility (including debt issuance and related amortization costs), our interest rate swap agreements, our A/R sales program, customer SFPs, and interest expense on our lease obligations, net of interest income earned. During 2021, we paid Finance Costs of $26.0 million (2020 — $29.5 million; 2019 — $44.5 million), including $3.6 million in debt issuance costs paid in 2021 (2020 — $0.6 million; 2019 — $2.9 million). The decrease in Finance Costs paid from 2021 to 2020 was primarily due to lower amounts outstanding under our credit facility for most of the year (until Q4 2021 when borrowings increased to fund a portion of the PCI acquisition), a reduction in interest rates compared to 2020, and lower amounts of swap interest due to the cancellation of a portion of the notional amount of our interest rate swaps in December 2020 and September 2021. The decrease in Finance Costs paid from 2020 to 2019 was primarily due to lower borrowings under our credit facility, and a reduction in interest rates compared to 2019. We also paid $2.0 million in Waiver Fees in Q4 2019, which we recorded in other charges.

Income taxes:

For 2021, we had a net income tax expense of $32.1 million on earnings before tax of $136.0 million, compared to a net income tax expense of $29.6 million on earnings before tax of $90.2 million for 2020, and a net income tax expense of $29.5 million on earnings before tax of $99.8 million for 2019. Our 2019 earnings before tax included the Property Gain, which had no net tax impact, as such gain was offset by previously unrecognized tax losses.

Our net income tax expense of $32.1 million for 2021 was favorably impacted by a $7.6 million deferred tax recovery recorded in connection with the revaluation of certain temporary differences using the future effective tax rate of our Thailand subsidiary in connection with the upcoming transition from a 100% income tax exemption to a 50% exemption in 2022 under an applicable tax incentive (Revaluation Impact), largely offset by a $6.0 million tax expense arising from taxable temporary differences associated with the anticipated repatriation of undistributed earnings from certain of our Chinese subsidiaries. We currently expect to repatriate cash from certain of our Chinese subsidiaries in the near future and have recorded a $15.3 million deferred tax liability in connection therewith. Upon such repatriation, we will reverse this deferred tax liability and record a current income tax expense for withholding taxes. Our functional and reporting currency is the U.S. dollar; however, our income tax expense is based primarily on taxable income determined in the currency of the country of origin. As a result, foreign currency translation differences impact our income tax expense from period to period. Taxable foreign exchange impacts were not significant in 2021.

Our net income tax expense of $29.6 million for 2020 included $18.3 million of tax expenses relating to current and future withholding taxes associated with repatriations of undistributed earnings from certain of our Chinese and Thai subsidiaries that occurred in 2020 or were then-anticipated to occur in the foreseeable future, offset in large part by the following favorable impacts: (i) $4.1 million in tax benefits related to return-to-provision adjustments for changes in estimates related to prior years based on changes in facts or circumstances (RTP Adjustments), (ii) the recognition of $2.6 million of previously unrecognized deferred tax assets of our Japanese subsidiary, (iii) $5.1 million in favorable foreign exchange impacts (Currency Impacts) arising primarily from the strengthening of the Chinese renminbi relative to the U.S. dollar, and (iv) a $5.7 million reversal of tax uncertainties in certain of our Asian subsidiaries in Q1 2020.

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

In response to the COVID-19 pandemic, certain jurisdictions in which we operate have implemented certain tax relief measures, including deferral of value-added tax payments (such as VAT or GST) and additional tax deductions. However, these tax relief measures have not provided us with significant tax benefits to date. We do not currently expect that these tax relief measures will have a significant impact on our global tax rate. However, see "Recent Developments — Segment Environment — Operational Impacts" above and note 23 to the 2021 AFS for a discussion of COVID Subsidies recorded in 2021 and 2020 that subsidized or offset qualifying expenses, including payroll costs/taxes and social insurance program contributions.

    We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our effective tax rate can vary significantly from period to period for various reasons, including as a result of the mix and volume of business in various tax jurisdictions, and in jurisdictions with tax holidays, and tax incentives that have been negotiated with the respective tax authorities (see discussion below). Our effective tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, cash repatriations, certain tax exposures, the time period in which losses may be used under tax laws and whether management believes it is probable that future taxable profit will be available to allow us to recognize deferred income tax assets.

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

The U.S. Biden administration has proposed tax legislative changes. Although such proposals, if adopted as currently contemplated, would not have a significant tax impact on our operations, we cannot predict the likelihood, timing or substance of U.S. tax reform. If the recent global minimum tax agreement is implemented in the jurisdictions in which we do business, it could, among other things, increase cash taxes, increase audit risk, and increase our worldwide corporate effective tax rate. In addition, the Organization for Economic Cooperation and Development continues to issue guidelines and proposals related to Base Erosion and Profit Shifting which may result in legislative changes that could reshape international tax rules in numerous countries and negatively impact our effective tax rate. We cannot predict the outcome of any specific legislative proposals or initiatives, and we cannot provide assurance that any such legislation or initiative will not apply to us. Legislation or other changes in U.S. and/or international tax laws could increase our tax liability or adversely affect our overall profitability and results of operations. We will continue to monitor the progress of U.S. tax reform, as well as other global tax reform agreements and initiatives.

Our tax incentives currently consist of tax exemptions for the profits of, and for dividend withholding taxes for, our Thailand and Laos subsidiaries. We have two income tax incentives in Thailand. One of these incentives initially allowed for a 100% income tax exemption (including distribution taxes), but transitioned to a 50% income tax exemption in January 2022 for the next five years (excluding distribution taxes) until its expiration in 2027. The impact of this transition on our 2021 net income tax expense is discussed above (see Revaluation Impact). The second incentive allows for a 100% income tax exemption (including distribution taxes) for eight years, and expires in 2028. Upon full expiry of each of the incentives, taxable profits associated with such incentives become fully taxable. During 2020 and 2021, we successfully transitioned a portion of our Thailand business under recently expired incentives to our remaining two incentives, and we are monitoring for further optimization on a continuous basis. Our tax incentive in Laos allows for a 100% income tax exemption (including distribution taxes) until 2025, and a reduced income tax rate of 8% thereafter. Our tax expense could increase significantly if certain tax incentives from which we benefit are retracted. The aggregate tax benefit arising from all of our tax incentives was approximately $15 million for 2021 (2020 — $10 million; 2019 — $1.5 million).

We received an approval from the Malaysian authorities in Q4 2020 for an income tax incentive for one of our Malaysian subsidiaries, which provides for a 50% income tax exemption for a period of five years for certain product sets manufactured by such subsidiary. The commencement date of this incentive has yet to be determined by the Malaysian authorities. Although a significant portion of this incentive may be retroactively applicable to past periods, we cannot assure that this will be the case. Due to uncertainty of the period for which this incentive applies, we cannot currently quantify the applicable benefit.

In certain jurisdictions, primarily in the Americas and Europe, we currently have significant net operating losses and other deductible temporary differences, some of which we expect will be used to reduce taxable income in these jurisdictions in future periods, although not all are currently recognized as deferred tax assets. In addition, the tax benefits we are able to record related to restructuring charges and SBC expenses may be limited, as a significant portion of such amounts are incurred in jurisdictions with unrecognized loss carryforwards. Tax benefits we are able to record related to the accounting amortization of intangible assets are also limited based on the structure of our acquisitions. We review our deferred income tax assets at each reporting date and reduce them to the extent we believe it is no longer probable that we will realize the related tax benefits.

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

    In 2017, the Brazilian Ministry of Science, Technology, Innovation and Communications (MCTIC) issued assessments seeking to disqualify certain of our R&D expenses for the years 2006 to 2009, which entitled our Brazilian subsidiary (which ceased operations in 2009) to charge reduced sales tax levies to its customers. We received lower re-assessments for 2007 and 2008 during Q1 2020 in response to our initial appeal, and in Q4 2021, the MCTIC accepted our appeal in respect of 2006 resulting in no adjustment to our original filing position for such year. We intend to continue to appeal the original assessments for 2009 and the re-assessments for 2007 and 2008. As of December 31, 2021, the assessments and re-assessments, including interest and penalties, total approximately 12 million Brazilian real (approximately $2 million at year-end exchange rates) for all such years, reduced from original assessments totaling approximately 39 million Brazilian real (approximately $7 million at year-end exchange rates).

In Q3 2021, the Romanian tax authorities issued a final tax assessment in the aggregate amount of approximately 31 million Romanian leu (approximately $7 million at year-end exchange rates), for additional income and value-added taxes for one of our Romanian subsidiaries for the 2014 to 2018 tax years. In order to advance our case to the appeals phase and reduce or eliminate potential interest and penalties, we paid the Romanian tax authorities the full amount assessed in 2021 (without agreement to all or any portion of such assessment). We believe that our originally-filed tax return positions are in compliance with applicable Romanian tax laws and regulations, and intend to vigorously defend our position through all necessary appeals or other judicial processes.
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

Net earnings:

    Net earnings for 2021 increased $43.3 million compared to 2020. The increase was primarily due to $49.4 million in higher gross profit and an aggregate of $19.2 million in lower other charges (recoveries) and Finance Costs, offset in part by $14.4 million in higher SG&A expense and $8.5 million in higher R&D costs (in support of our HPS business) in 2021 as compared to 2020.

    Net earnings for 2020 decreased $9.7 million compared to 2019. The decrease was primarily due to the $102.0 million Property Gain recorded in Q1 2019, offset in part by $52.9 million in higher gross profit, $12.1 million in lower restructuring charges, and $11.8 million in lower Finance Costs in 2020 as compared to 2019.

Liquidity and Capital Resources
Liquidity

The following tables set forth key liquidity metrics for the periods indicated (in millions):

	December 31
	2019	2020	2021
Cash and cash equivalents	$479.5	$463.8	$394.0
Borrowings under credit facility*	592.3	470.4	660.4
 * excluding ordinary course letters of credit.

	Year ended December 31
	2019	2020	2021
Cash provided by operating activities	$345.0	$239.6	$226.8
Cash provided by (used in) investing activities	38.7	(51.0)	(364.3)
Cash provided by (used in) financing activities	(326.2)	(204.3)	67.7

Changes in non-cash working capital items (included in operating activities above):
A/R	$153.7	$(40.7)	$(102.4)
Inventories	97.7	(99.3)	(521.9)
Other current assets	16.5	(0.5)	(11.5)
A/P, accrued and other current liabilities and provisions	(158.8)	117.0	556.9
Working capital changes	$109.1	$(23.5)	$(78.9)

Cash provided by operating activities:

In 2021, we generated $226.8 million of cash from operating activities compared to $239.6 million in 2020. The $12.8 million decrease in cash from operating activities in 2021 as compared to 2020 was primarily due to $55.4 million in higher working capital requirements, offset in significant part by $43.3 million higher net earnings in 2021 compared to 2020. Higher working capital requirements for 2021 as compared to 2020 primarily reflect a $61.7 million reduction in A/R cash flows and a $422.6 million reduction in inventory cash flows, which more than offset a $439.9 million improvement in A/P cash flows. The reduction in A/R cash flows was due to the timing of collections, as well as higher A/R levels carried at the end of 2021 compared to the end of 2020, resulting from higher revenue earned in Q4 2021 compared to Q4 2020. The reduction in inventory cash flows was due to higher inventory levels carried at the end of 2021 compared to the end of 2020. We carried higher inventory levels at the end of 2021 primarily to support the ramping of new programs and anticipated future demand, including for our HPS business, to help secure supply to mitigate the impact of global supply chain constraints and longer lead times for certain components, and as a result of the PCI acquisition. However, a significant portion of our inventory purchases were covered by cash deposits received from our customers, which helped to alleviate the impact of such purchases on our cash flows. Improvement in A/P cash flows was due to an increase in these cash deposits, as well as timing of payments (see "Summary of Key Operating Results and Financial Information" above). Our A/P cash flow levels may decrease in subsequent periods as payments are made, and as cash deposit balances change.

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

From time to time, we extend payment terms applicable to certain customers, and/or provide longer payment terms to new customers. To substantially offset the effect of extended payment terms for particular customers on our working capital, we participate in three customer supplier financing programs (SFPs), pursuant to which we sell A/R from such customers to third-party banks on an uncommitted basis to receive earlier payment. One SFP is for a CCS segment customer, and the other two are for ATS segment customers, including an SFP for a PCI customer. At December 31, 2021, we sold $98.0 million of A/R under the three SFPs, including $21.5 million of A/R under the PCI customer's SFP (December 31, 2020 — $65.3 million under two SFPs). The A/R are sold net of discount charges, which are recorded as Finance Costs in our consolidated statement of operations.

Free cash flow (non-IFRS):

Free cash flow is a non-IFRS financial measure without a standardized meaning and may not be comparable to similar measures presented by other companies. We define non-IFRS free cash flow as cash provided by or used in operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property, including our Toronto real property in 2019), lease payments, and Finance Costs paid (excluding debt issuance costs and when applicable, Waiver Fees paid). As we do not consider debt issuance costs paid ($3.6 million in 2021; $0.6 million in 2020; $2.9 million in 2019); or Waiver Fees paid ($2.0 million in 2019, recorded in other charges) to be part of our ongoing financing expenses, these costs are excluded from total Finance Costs paid in our determination of non-IFRS free cash flow. Note, however, that non-IFRS free cash flow does not represent residual cash flow available to Celestica for discretionary expenditures. Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash provided by or used in operations (described above), to assess our operational cash flow performance. We believe non-IFRS free cash flow provides another level of transparency to our liquidity. A reconciliation of this measure to cash provided by operating activities measured under IFRS is set forth below (in millions):

	Year ended December 31
	2019	2020	2021

IFRS cash provided by operations	$345.0	$239.6	$226.8
Purchase of property, plant and equipment, net of sales proceeds	36.0	(51.0)	(49.6)
Lease payments	(38.2)	(33.7)	(40.0)
Finance Costs paid (excluding debt issuance costs and Waiver Fees paid)	(41.6)	(28.9)	(22.4)
Non-IFRS free cash flow	$301.2	$126.0	$114.8

Our non-IFRS free cash flow of $114.8 million for 2021 decreased $11.2 million compared to 2020, due primarily to $12.8 million in lower cash generated from operating activities in 2021 (as described above). In addition, the higher lease payments in 2021 compared to 2020 were offset by lower Financing Costs, each as set forth above.

Our non-IFRS free cash flow of $126.0 million for 2020 decreased $175.2 million compared to 2019, primarily due to the $113.0 million in proceeds (Toronto Proceeds) we received in Q1 2019 for the sale of our Toronto real property (included in "purchase of property, plant and equipment, net of sales proceeds" in the table above), and $105.4 million of lower cash generated from operating activities in 2020, offset in part by $27.7 million of lower capital expenditures in 2020 as compared to 2019.

Cash provided by (used in) investing activities:

Our capital expenditures for 2021 were $52.2 million (2020 — $52.8 million; 2019 — $80.5 million), primarily to enhance our manufacturing capabilities in various geographies and to support new customer programs (split approximately evenly between our segments in each such year). Our capital expenditures for 2021 included the expansion of an Atrenne facility in the U.S. (Minnesota) to accommodate additional capacity for our A&D customers and customers in other highly-regulated markets, and to support CCS segment growth, particularly our HPS business (including additional manufacturing lines at our former Cisco facility). Overall capital expenditures in 2021 and 2020 were lower than originally anticipated, as a result of delays or the shifting of programs or spending to future periods. See footnote (iii) to the "Additional Commitments" table below for information with respect to commitments for capital expenditures as of December 31, 2021.

In 2019, we incurred capital expenditures in connection with relocations related to the sale of our Toronto real property as follows: $5.0 million related to our temporary corporate headquarters, and $1.2 million in building improvements and new machinery at our new Toronto manufacturing site. We fund our capital expenditures from cash on hand and through the financing arrangements described under "Capital Resources" below. From time-to-time, we receive cash proceeds from the sale of surplus equipment and property (2021 — $2.6 million; 2020 — $1.8 million; 2019 — $116.5 million). The Toronto Proceeds were recorded as cash provided by investing activities in 2019.

On November 1, 2021, we completed the acquisition of PCI. The purchase price for PCI was $314.7 million, net of $11.4 million of cash acquired, and including a preliminary net working capital adjustment, which is subject to finalization in Q1 2022.

Cash provided by (used in) financing activities:

SVS repurchases:

    See "Summary of Key Operating Results and Financial Information" above for a table detailing repurchases of SVS during each of 2019, 2020 and 2021.

Financing and Finance Costs:

We are party to a credit agreement with Bank of America, N.A., as Administrative Agent, and the other lenders party thereto, which prior to the amendment described below, provided a term loan in the original principal amount of $350.0 million (Initial Term Loan) and a term loan in the original principal amount of $250.0 million (First Incremental Term Loan), each of which was scheduled to mature in June 2025, and a $450.0 million revolving credit facility (Revolver) that was scheduled to mature in June 2023. On December 6, 2021, the credit agreement was amended (as so amended, the Credit Facility) primarily: (i) to provide a new term loan (Second Incremental Term Loan) in the original principal amount of $365.0 million (all of which was drawn on the amendment date, and used as described below); (ii) to increase the commitments under the Revolver to $600.0 million and extend its maturity date (see below), (iii) to ease certain covenant restrictions; and (iv) to include specified LIBOR successor provisions. The Initial Term Loan and the Second Incremental Term Loan are collectively referred to as the Term Loans.

The Initial Term Loan was unchanged by the December 2021 amendment to the Credit Facility, and continues to mature in June 2025. The Second Incremental Term Loan and the Revolver each mature on March 28, 2025, unless either (i) the Initial Term Loan has been prepaid or refinanced or (ii) commitments under the Revolver are available and have been reserved to repay the Initial Term Loan in full, in which case such obligations mature on December 6, 2026.

The Second Incremental Term Loan requires quarterly principal repayments (commencing March 31, 2022) of $4.5625 million, and each of the Term Loans requires a lump sum repayment of the remainder outstanding at maturity. The Initial Term Loan required quarterly principal repayments of $0.875 million, and the First Incremental Term Loan required quarterly principal repayments of $0.625 million, all of which (in each case) were paid by the end of the first half of 2020. We are also required to make annual prepayments of outstanding obligations under the Credit Facility (applied first to the Term Loans, then to the Revolver, in the manner set forth in the Credit Facility) ranging from 0% — 50% (based on a defined leverage ratio) of specified excess cash flow (ECF) for the prior fiscal year. A mandatory prepayment of $107.0 million (ECF Amount) was required and paid during the first half of 2020 based on this provision. No prepayments based on 2020 ECF were required in 2021, or will be required in 2022 based on 2021 ECF. In addition, prepayments of outstanding obligations under the Credit Facility (applied as described above) may also be required in the amount of specified net cash proceeds received above a specified annual threshold (including proceeds from the disposal of certain assets). No Credit Facility prepayments based on 2020 net cash proceeds were required in 2021, or will be required in 2022 based on 2021 net cash proceeds. Any outstanding amounts under the Revolver are due at maturity. Interest rates applicable to borrowings under our Credit Facility as of December 31, 2021, are described under "Capital Resources" below.

In Q1 2021, we repaid an aggregate of $30.0 million under the First Incremental Term Loan. On October 27, 2021, we borrowed $220.0 million under the Revolver to fund a portion of the purchase price for our November 2021 acquisition of PCI. On December 6, 2021, upon receipt of the net proceeds from the $365.0 million Second Incremental Term Loan, we repaid all remaining amounts outstanding under the First Incremental Term Loan ($145.0 million outstanding at the time of repayment), terminating such loan, and repaid $215.0 million of the $220.0 million borrowed under the Revolver. On December 29, 2021, we repaid the remaining $5.0 million outstanding under the Revolver with available cash.

During the first quarter of 2020 (Q1 2020), we made the scheduled quarterly principal repayment of $0.875 million under the Initial Term Loan, and also prepaid an aggregate of $60.0 million under the First Incremental Term Loan. On April 27, 2020, we prepaid $47.0 million under the Initial Term Loan. These two prepayments were first applied to all remaining scheduled quarterly principal repayments of the Initial Term Loan and First Incremental Term Loan prior to maturity, as applicable, and thereafter to remaining applicable principal amounts outstanding thereunder. These prepayments also represented payment in full of the ECF Amount. In June 2020, we prepaid an additional $1.5 million under the Initial Term Loan and $12.5 million under the First Incremental Term Loan. No further prepayments were required or made thereafter during 2020.

    During 2019, we borrowed $48.0 million under the Revolver, primarily to fund share repurchases in Q1 2019 and repaid an aggregate of $207.0 million of the amount then-outstanding under the Revolver (including by use of $110.0 million of the Toronto Proceeds). We made scheduled principal repayments of $1.5 million in each quarter of 2019 under the Initial Term Loan and the First Incremental Term Loan.

Activity under our Credit Facility for the periods indicated is set forth below (in millions):

	Revolver	Term loans
Outstanding balances as of December 31, 2018	$159.0	$598.3
Amount borrowed in Q1 2019	48.0	—
Amount repaid in Q1 2019	(110.0)	(1.5)
Amount repaid in Q2 2019	(44.0)	(1.5)
Amount repaid in Q3 2019	(53.0)	(1.5)
Amount repaid in Q4 2019	—	(1.5)
Outstanding balances as of December 31, 2019	$—	$592.3
Amount repaid in Q1 2020	—	(60.9)
Amount repaid in Q2 2020	—	(61.0)
Outstanding balances as of December 31, 2020	$—	$470.4
Amount repaid in Q1 2021	—	(30.0)
Amount borrowed in Q4 2021	220.0	365.0
Amount repaid in Q4 2021	(220.0)	(145.0)
Outstanding balances as of December 31, 2021	$—	$660.4

Interest expense under the Credit Facility, including the impact of our interest rate swap agreements (described below), was $20.7 million in 2021 (2020 — $26.0 million; 2019 — $36.8 million). Any increase in prevailing interest rates, margins, or amounts outstanding, would cause this amount to increase (see discussion below). Commitment fees (see footnote (i) to the "Contractual Obligations" table below) paid during 2021 were $1.8 million (2020 — $1.9 million; 2019 — $1.3 million). We incurred debt issuance costs of approximately $4 million in connection with the December 2021 amendment to the Credit Facility. Debt issuance costs are deferred on our consolidated balance sheet and amortized to Finance Costs. In December 2021, we accelerated the amortization of $2.6 million of unamortized deferred financing costs upon termination of the First Incremental Term Loan, which we recorded in other charges. During Q4 2019, we incurred $2.0 million in Waiver Fees which we recorded in other charges. See "Operating Results — Finance Costs" above for a description of Finance Costs paid in 2021, 2020 and 2019.

Our Credit Facility, including outstanding balances thereunder and interest rates as of December 31, 2021, are described under "Capital Resources" below.
Lease payments:

    During 2021, we paid $40.0 million (2020 — $33.7 million; 2019 — $38.2 million) in lease payments. Lease payments in 2020 were lower compared to 2019 and 2021 primarily as a result of tenant improvement allowances of $4.2 million received in 2020 with respect to a new building lease for one of our Atrenne sites. Lease payments reduce our non-IFRS free cash flow. See "Non-IFRS free cash flow" above.

Cash requirements:

Our working capital requirements can vary significantly from month-to-month due to a range of business factors, including the ramping of new programs, expansion of our services and business operations, timing of purchases, higher levels of inventory for new programs and anticipated customer demand, timing of payments and A/R collections, and customer forecasting variations. The international scope of our operations may also create working capital requirements in certain countries while other countries generate cash in excess of working capital needs. Moving cash between countries on a short-term basis to fund working capital is not always expedient due to local currency regulations, tax considerations, and other factors. To meet our working capital requirements and to provide short-term liquidity, we may draw on the Revolver, and/or sell A/R through our A/R sales program or participate in customer SFPs, when permitted. The timing and the amounts we borrow or repay under these facilities can vary significantly from month-to-month depending upon our cash requirements.

Based on our current cash flow budgets and forecasts of our short-term and long-term liquidity needs, we continue to believe that our current and projected sources of liquidity will be sufficient to fund our anticipated liquidity needs for 2022 and beyond. Specifically, we continue to believe that cash flow from operating activities, together with cash on hand, availability under the Revolver ($579.0 million at December 31, 2021), potential availability under uncommitted intraday and overnight bank overdraft facilities, and cash from accepted sales of A/R, will be sufficient to fund our anticipated working capital needs, planned capital spending (including the contractual commitments described below and other commitments described elsewhere herein), and other cash requirements (including any required SBC share repurchases, debt repayments and interest expense). See "Capital Resources" below. Notwithstanding the foregoing, although we anticipate that we will be able to repay or refinance outstanding obligations under our Credit Facility when they mature (our primary current long-term cash liquidity requirement), there can be no assurance we will be able to do so, or that the terms of any such refinancing will be favorable. In addition, we may require additional capital in the future to fund capital expenditures, acquisitions (including contingent consideration payments), strategic transactions or other investments. We will continue to assess our liquidity position and potential sources of supplemental liquidity in view of our objectives, operating performance, economic and capital market conditions and other relevant circumstances. Our operating performance may also be affected by matters discussed under the Risk Factors section of our 2021 Annual Report, of which this MD&A is a part. These risks and uncertainties may adversely affect our long-term liquidity.

Contractual Obligations:

As at December 31, 2021, we had known contractual obligations that require future payments as follows (in millions):

	Total	2022	2023	2024	2025	2026	Thereafter
Borrowings under Credit Facility(i)	$660.4	$18.25	$18.25	$18.25	$313.65	$292.0	$—
Lease obligations(ii)	225.5	43.0	37.3	26.5	21.5	18.2	79.0
Pension plan contributions(iii)	14.5	14.5	—	—	—	—	—
Non-pension post-employment plan payments	51.7	4.5	3.8	4.1	4.4	4.6	30.3
Binding purchase order obligations (iv)	2,693.5	2,244.6	379.0	69.8	0.1	—	—
Purchase obligations under IT support agreements	126.7	27.3	23.5	20.9	16.8	13.3	24.9
Total(v)	$3,772.3	$2,352.15	$461.85	$139.55	$356.45	$328.1	$134.2

(i)     Represents annual amortization of the Second Incremental Term Loan, as well as principal repayment obligations at maturity (June 2025 for our borrowings under the Initial Term Loan and an assumed maturity date of December 2026 for the Second Incremental Term Loan , based on amounts outstanding as of December 31, 2021, but excludes related interest and fees. The Second Incremental Term Loan matures in March 2025, unless either (i) the Initial Term Loan has been prepaid or refinanced or (ii) commitments under the Revolver are available and have been reserved to repay the Initial Term Loan in full, in which case such obligations mature on December 6, 2026 (we have assumed that the conditions required for a December 2026 maturity date will have been satisfied). Under the Credit Facility, we are required to pay a commitment fee on the unused portion of the Revolver, which is calculated based on our consolidated leverage ratio (as defined in the Credit Facility) and the daily balance outstanding (2021 — $1.8 million; 2020 — $1.9 million, 2019 — $1.3 million). Any borrowings under the Revolver are due upon maturity (March 2025, or under specified circumstances described above, December 2026). See "Financing Arrangements" below for a description of mandatory prepayments required under the Credit Facility. No mandatory principal prepayments of the Term Loans based on specified excess cash flow or net cash proceeds will be required for 2022, but we are currently unable to determine whether any such prepayments will be required thereafter. The Initial Term Loan currently bears interest at LIBOR plus 2.125%. The Second Incremental Term Loan currently bears interest at LIBOR plus 2.0%. Annual interest expense and fees under the Credit Facility were approximately $21 million for 2021. Any increase in prevailing interest rates, margins, or amounts outstanding would cause this amount to increase. Payment defaults under the Credit Facility will incur interest on unpaid amounts at an annual rate equal to the sum of (i) 2%, plus (ii) the rate per annum otherwise applicable to such unpaid amounts, or if no rate is specified or available, the rate per annum applicable to Base Rate revolving loans. If an event of default occurs and is continuing (and is not waived), the administrative agent may declare all amounts under the Credit Facility to be immediately due and payable, and may cancel the lenders' commitments to make further advances thereunder. See "Capital Resources" below and note 11 to our 2021 AFS for a description of the Credit Facility, including amounts outstanding thereunder, repayment dates and applicable interest rates and margins.

(ii)    Includes real property lease commitments in effect as of December 31, 2021, but unrecognized as liabilities in our financial statements because the relevant leases had not yet commenced. Specifically, in September 2021, in connection with our outsourcing arrangement with FNC, we agreed to lease a portion of their Richardson, Texas facility for a 10-year period. The commencement dates for certain portions of the lease do not begin until April 2022 and April 2027. However, we have included the following minimum lease obligations for such portions in the above table (an aggregate of $45.5 million): $2.6 million in 2022; $3.5 million in 2023; $3.6 million in 2024; $3.7 million in 2025, $3.8 million in 2026 and $28.3 million thereafter. In addition, in connection with the 2019 sale of our Toronto real property, we entered into a 10-year lease for our new corporate headquarters, targeted to commence in May 2023. Upon such commencement, our estimated annual basic rent will be approximately $2.1 million Canadian dollars for each of the first five years, and approximately $2.2 million Canadian dollars for each of the remaining five years (also included in the table above). See "Toronto Real Property and Related Transactions" below and note 24 to our 2021 AFS.

(iii)    Based on our latest actuarial valuations, we estimate our funding requirement for 2022 to be $14.5 million (2021 — funding requirement of $15.4 million; 2020 — funding requirement of $13.1 million). See note 18 to our 2021 AFS. A significant deterioration in the asset values or asset returns could lead to higher than expected future contributions. Adjustments to actuarial valuation measurements may also result in higher future cash contributions. We fund our pension contributions from cash on hand. Although we have defined benefit plans that are currently in a net unfunded position, we do not expect our pension obligations will have a material adverse impact on our future results of operations, cash flows or liquidity.

(iv)    Represents outstanding purchase orders with suppliers primarily to acquire inventory. As of December 31, 2021, our purchase order obligations have significantly increased compared to just under $1 billion as at December 31, 2020, primarily as a result of supply chain constraints, new business, and the addition of PCI. Although previously, purchase orders were generally short-term in nature (less than a year), we are currently placing many orders with lead times in excess of one year, in order to secure the materials needed for production. In addition, purchase obligations at December 31, 2020 were lower than usual as a result of the Cisco Disengagement, and have since increased as a result of the addition of replacement business. A substantial portion of these purchase orders are for standard inventory items which we have procured for specific customers based on their purchase orders or forecasts, under which such customers have contractually assumed liability for such material, if not consumed. In some cases, we have cash deposits from customers to help mitigate our exposures to these increased inventory levels.

(v)    This table excludes $60.2 million of long-term deferred income tax liabilities and $39.8 million of provisions and other non-current liabilities primarily pertaining to warranties and asset retirement obligations, as we are unable to reliably estimate the timing of any future payments related thereto. However, long-term liabilities included in our consolidated balance sheet include these items. In addition, at December 31, 2021, our interest rate swap agreements require us to pay a fixed rate of interest with respect to an aggregate of $200.0 million outstanding under the Term Loans. These payments, however, are partially offset by related interest we receive, based on the variable interest rates swapped. As the offsets are not determinable and vary from quarter to quarter, this table also excludes the interest payments on our interest rate swap agreements. See "Capital Resources" below for a description of additional interest rate swap agreements we entered into in February 2022.

Additional Commitments:

    As at December 31, 2021, we had additional commitments that expire as follows (in millions):

	Total	2022	2023	2024	2025	2026	Thereafter
Foreign currency contracts and swaps(i)	$539.5	$539.5	$—	$—	$—	$—	$—
Letters of credit, letters of guarantee and surety bonds(ii)	48.1	20.5	1.9	—	0.1	21.0	4.6
Capital expenditures(iii)	10.1	10.1	—	—	—	—	—
Total	$597.7	$570.1	$1.9	$—	$0.1	$21.0	$4.6

(i)     Represents the aggregate notional amounts of our forward currency contracts and swaps.
(ii)     Includes $21.0 million in letters of credit issued under our Revolver, with an assumed maturity of December 2026. The Revolver matures in March 2025, unless either (i) the Initial Term Loan has been prepaid or refinanced or (ii) commitments under the Revolver are available and have been reserved to repay the Initial Term Loan in full, in which case such obligations mature in December, 2026. We have assumed that the conditions required for a December 2026 maturity date will have been satisfied.

(iii)    As at December 31, 2021, management had approved $45.9 million for capital expenditures, primarily for machinery and equipment to support new customer programs (approximately 40% of which is committed for the Americas, approximately 45% of which is committed for Asia, and the remainder of which is committed for Europe). Of such approved amount, $10.1 million in purchase orders had been issued to third-party vendors as of December 31, 2021. Our capital spending varies each period based on, among other things, the timing of new business wins and forecasted sales levels. Based on our current plans, we anticipate capital spending for 2022 to be approximately 1.5% to 2.0% of revenue, and expect to fund these expenditures from cash on hand and through the financing agreements described below under "Capital Resources." Our intended 2022 capital spending includes expenditures to support growth in our HPS business and our ATS segment.

Cash outlays for our contractual obligations and commitments identified in the tables above are expected to be funded from cash on hand and through the financing agreements described below under "Capital Resources."

Financing Arrangements:

The Second Incremental Term Loan requires quarterly principal repayments (commencing March 31, 2022) of $4.5625 million, and each of the Term Loans requires a lump sum repayment of the remainder outstanding at maturity. As described above, we are also required to make annual prepayments of outstanding obligations under the Credit Facility based on specified ECF and net cash proceeds. Although no such prepayments will be required in 2022, mandatory Credit Facility prepayments based on ECF and/or net cash proceeds may be required in future years. Any outstanding amounts under the Revolver are due at maturity. Annual interest expense and fees under the Credit Facility, including the impact of our interest rate swap agreements, based on amounts and swap agreements outstanding as of December 31, 2021, are approximately $21 million. Interest rates applicable to borrowings under the Credit Facility are described under "Capital Resources" below.

We do not believe that the aggregate amounts outstanding under our Credit Facility as at December 31, 2021 ($660.4 million under the Term Loans, and $21.0 million in ordinary course letters of credit), had or will have a material adverse impact on our liquidity, our results of operations or financial condition (unless our debt obligations mature without refinancing). In addition, although our cash balance decreased by approximately $110 million in connection with our acquisition of PCI, our availability under the Revolver increased by $150.0 million as part of our December 2021 amendment to the Credit Facility. See "Capital Resources" below for a description of our available sources of liquidity. We believe that our current level of leverage is acceptable for a company of our size.

    However, our current outstanding indebtedness, and the mandatory prepayment provisions of the Credit Facility (described above), require us to use a portion of our cash flow to service such debt, and may reduce our ability to fund future acquisitions and/or to respond to unexpected capital requirements; limit our ability to obtain additional financing for future investments, working capital, or other corporate purposes; limit our ability to refinance our indebtedness on terms acceptable to us or at all; limit our flexibility to plan for and adjust to changing business and market conditions; increase our vulnerability to general adverse economic and industry conditions; and/or reduce our debt agency ratings. Existing or increased third-party indebtedness could have a variety of other adverse effects, including: (i) default and foreclosure on our assets if refinancing is unavailable on acceptable terms and we have insufficient funds to repay the debt obligations when due; and (ii) acceleration of such indebtedness or cross-defaults if we breach applicable financial or other covenants and such breaches are not waived.

    In addition, the Credit Facility contains restrictive covenants that limit our ability to engage in specified types of transactions and prohibit share repurchases for cancellation if our leverage ratio (as defined in such facility) exceeds a specified amount, as well as specified financial covenants (described in "Capital Resources" below). We expect to remain in compliance with restrictive and financial covenants under the Credit Facility. However, our ability to maintain compliance with such financial covenants will depend on our ongoing financial and operating performance, which, in turn, may be impacted by economic conditions and financial, market, and competitive factors, many of which are beyond our control. A breach of any such covenants could result in a default under the instruments governing our indebtedness. See "Capital Resources" below for a discussion of certain covenant waivers obtained in Q4 2019.

At December 31, 2021, $45.8 million of A/R were sold under our current A/R sales program (December 31, 2020 — $119.7 million; December 31, 2019 — $90.6 million). We currently use, and may in future periods increase the amounts we offer to sell under, our A/R sales program as a cost-effective alternative to drawing additional amounts on our Revolver to meet our ordinary course cash requirements. In order to offset the impact of extended payment terms for particular customers on our working capital, we also participate in three customer SFPs (including an SFP for a PCI customer as of the PCI acquisition date), pursuant to which we sell A/R from such customers to third-party banks on an uncommitted basis to receive earlier payment. At December 31, 2021, an aggregate of $98.0 million of A/R were sold under the three SFPs, including $21.5 million sold under the SFP for the PCI customer (December 31, 2020 — $65.3 million sold under two SFPs; December 31, 2019 — $50.4 million sold under two SFPs). See "Capital Resources" below for a description of our A/R sales program and SFPs.

Repatriations:

As at December 31, 2021, a significant portion of our cash and cash equivalents was held by foreign subsidiaries outside of Canada, a large part of which may be subject to withholding taxes upon repatriation under current tax laws. Cash and cash equivalents held by subsidiaries, which we do not intend to repatriate in the foreseeable future, are not subject to these withholding taxes. We repatriated approximately $90 million of cash in 2021 from various of our foreign subsidiaries, and remitted related previously-accrued withholding taxes (approximately $7 million). We currently expect to repatriate an aggregate of approximately $200 million of cash in the foreseeable future from various foreign subsidiaries, and have recorded anticipated related withholding taxes as deferred income tax liabilities (approximately $15 million). While some of our subsidiaries are subject to local governmental restrictions on the flow of capital into and out of their jurisdictions (including in the form of cash dividends, loans or advances to us), which is required or desirable from time to time to meet our international working capital needs and other business objectives (as described above), these restrictions have not had (and are not reasonably likely to have) a material impact on our ability to meet our cash obligations. At December 31, 2021, we had approximately $250 million (December 31, 2020 — $320 million) of cash and cash equivalents held by foreign subsidiaries outside of Canada that we do not intend to repatriate in the foreseeable future.

Capital Expenditures:

Our capital spending varies each period based on, among other things, the timing of new business wins and forecasted sales levels. See footnote (iii) to the "Additional Commitments" table above for a description of approved capital expenditure amounts as of December 31, 2021, and anticipated capital expenditures for 2022. We expect to fund these expenditures from cash on hand and through the financing agreements described below under "Capital Resources."

SVS Repurchases:

    We have funded and intend to continue to fund our SVS repurchases under our NCIBs, from cash on hand, borrowings under the Revolver, or a combination thereof. We have funded, and expect to continue to fund, SVS repurchases to satisfy delivery obligations under SBC plan awards from cash on hand. The timing of, and the amounts paid for, these repurchases can vary from period to period. See "Cash provided by (used in) financing activities" above. Also see "Recent Developments" and note 12 to our 2021 AFS.

Restructuring Provision:

Our restructuring provision as of February 22, 2022 is approximately $6 million. We expect to incur incremental restructuring charges in 2022. We have funded and intend to continue to fund our restructuring provisions from cash on hand.

Lease Obligations:

At December 31, 2021, we had a total of $138.6 million in lease obligations outstanding (December 31, 2020 — $122.7 million; December 31, 2019 — $116.1 million). Also see footnote (ii) to the "Contractual Obligations" table above.

Toronto Real Property and Related Transactions:

On March 7, 2019, we completed the sale of our Toronto real property (which included the site of our corporate headquarters and our Toronto manufacturing operations) and received the $113.0 million in Toronto Proceeds. The $102.0 million Property Gain was recorded in other charges (recoveries) in Q1 2019. Also see "Related Party Transactions" below. Related relocations, and capitalized costs and transition costs incurred in connection therewith (including a total of $10.0 million of such costs in 2019), are described under the caption "Cash requirements — Toronto Real Property and Related Transactions" of Item 5, Operating and Financial Review and Prospects, of our 2020 Annual Report on Form 20-F. As part of the property sale, we entered into a 10-year lease in March 2019 with the purchaser of the property for our new corporate headquarters. The commencement date of this lease will be determined by such purchaser based on completion of construction of the new building, and is currently targeted for May 2023, with occupancy in November 2023. Our estimated annual basic rent will be approximately $2.1 million Canadian dollars for each of the first five years, and approximately $2.2 million Canadian dollars for each of the remaining five years. We may, at our option, extend this lease for two further consecutive five-year periods. Our temporary headquarters lease expires in January 2023, but can be extended for an additional one-year period. We intend to exercise this extension option.

COVID-19 Costs:

Although we expect to continue to incur COVID-19 Costs in 2022, particularly related to manufacturing inefficiencies resulting from continuing global supply constraints, we cannot quantify anticipated amounts. Adverse COVID-19-related impacts were in part mitigated by COVID Recoveries recorded in 2020 and 2021, however, we do not anticipate that such relief will be available to us in 2022.

Litigation and contingencies (including indemnities):

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes, and other matters. Management believes that adequate provisions have been recorded where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity. See "Operating Results — Income Taxes" above for a description of a Brazilian sales tax matter and a Romanian income and value-added tax matter.

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

Also see note 24 to the 2021 AFS.

Capital Resources

Our capital resources consist of cash provided by operating activities, access to the Revolver, uncommitted intraday and overnight bank overdraft facilities, an uncommitted A/R sales program, three uncommitted SFPs, and our ability to issue debt or equity securities. We regularly review our borrowing capacity and make adjustments, as permitted, for changes in economic conditions and changes in our requirements. We centrally manage our funding and treasury activities in accordance with corporate policies, and our main objectives are to ensure appropriate levels of liquidity, to have funds available for working capital or other investments we determine are required to grow our business, to comply with debt covenants, to maintain adequate levels of insurance, and to balance our exposures to market risks.

At December 31, 2021, we had cash and cash equivalents of $394.0 million (December 31, 2020 — $463.8 million), the majority of which was denominated in U.S. dollars. We also held cash and cash equivalents in the following currencies: British pound sterling, Brazilian real, Canadian dollar, Chinese renminbi, Czech koruna, Euro, Hong Kong dollar, Indian rupee, Indonesian rupiah, Japanese yen, Korean won, Lao kip, Malaysian ringgit, Mexican peso, Philippines peso, Romanian leu, Singapore dollar, Taiwan dollar, and Thai baht. Our cash and cash equivalents are subject to intra-quarter swings, generally related to the timing of A/R collections, inventory purchases and payments, and other capital uses.

As of December 31, 2021, an aggregate of $660.4 million was outstanding under the Term Loans, and other than ordinary course letters of credit, no amounts were outstanding under the Revolver (December 31, 2020 — $470.4 million was outstanding under the Initial Term Loan and the First Incremental Term Loan, and other than ordinary course letters of credit, no amounts were outstanding under the Revolver). See "Liquidity — Cash provided by (used in) financing activities — Financing and Finance Costs" above for a discussion of amounts borrowed and repaid under our Credit Facility during 2019, 2020 and 2021. Except under specified circumstances, and subject to the payment of breakage costs (if any), we are generally permitted to make voluntary prepayments of outstanding amounts under the Revolver and the Term Loans without any other premium or penalty. Repaid amounts on the Term Loans may not be re-borrowed. Repaid amounts on the Revolver may be re-borrowed. At December 31, 2021, we had $579.0 million available under the Revolver for future borrowings, after reflecting outstanding letters of credit issued under the Credit Facility (December 31, 2020 — $428.7 million of availability).

The Credit Facility has an accordion feature that allows us to increase the term loans and/or revolving loan commitments thereunder by $150.0 million, plus an unlimited amount to the extent that a specified leverage ratio on a pro forma basis does not exceed specified limits, in each case on an uncommitted basis and subject to the satisfaction of certain terms and conditions. The Revolver also includes a $50.0 million sub-limit for swing line loans, providing for short-term borrowings up to a maximum of ten business days, as well as a $150.0 million sub-limit for letters of credit, in each case subject to the overall Revolver credit limit. The Revolver permits us and certain designated subsidiaries to borrow funds (subject to specified conditions) for general corporate purposes, including for capital expenditures, certain acquisitions, and working capital needs.

Borrowings under the Revolver bear interest, depending on the currency of the borrowing and our election for such currency, at LIBOR, Base Rate, Canadian Prime, an Alternative Currency Daily Rate, or an Alternative Currency Term Rate (each as defined in the Credit Facility) plus a specified margin. The margin for borrowings under the Revolver and the Second Incremental Term Loan ranges from 1.50% to 2.25% for LIBOR borrowings and Alternative Currency borrowings, and from 0.50% to 1.25% for Base Rate and Canadian Prime borrowings, in each case depending on the rate we select and our consolidated leverage ratio (as defined in the Credit Facility). Commitment fees range from 0.30% to 0.45% depending on our consolidated leverage ratio. The Initial Term Loan currently bears interest at LIBOR plus 2.125%. The Second Incremental Term Loan currently bears interest at LIBOR plus 2.0%. See "Financial instruments and financial risks" below for a description of the LIBOR successor provisions under the Credit Facility. Prior to the December 2021 Credit Facility

amendment, the margin for borrowings under the Revolver ranged from 0.75% to 2.5%, commitment fees ranged from 0.35% to 0.50%, in each case depending on the rate we selected and our consolidated leverage ratio, the Initial Term Loan bore interest at LIBOR plus 2.125%, and the First Incremental Term Loan bore interest at LIBOR plus 2.5%.

    As part of our risk management program, we attempt to mitigate interest rate risk through interest rate swaps. At December 31, 2021, we had: (i) interest rate swaps hedging the interest rate risk associated with $100.0 million of our Initial Term Loan borrowings that expire in August 2023 (Initial Swaps), and additional interest rate swaps hedging the interest rate risk associated with $100.0 million of our Initial Term Loan borrowings, for which the cash flows commence upon the expiration of the Initial Swaps and continue through June 2024 (First Extended Initial Swaps) and (ii) interest rate swaps hedging the interest rate risk associated with $100.0 million of our Second Incremental Loan borrowings, which expire in December 2023 (Incremental Swaps). Prior to repayment in full of the First Incremental Term Loan on December 6, 2021, we had interest rate swaps hedging the interest rate risk associated with $100.0 million of outstanding borrowings thereunder, which were scheduled to expire in December 2023. As the First Incremental Term Loan and the Second Incremental Term Loan have the same interest rate risk, these interest rate swaps continued, and now cover $100.0 million of outstanding borrowings under the Second Incremental Term Loan. At December 31, 2021, the interest rate risk related to $460.4 million of borrowings under the Credit Facility was unhedged (December 31, 2020 — $195.4 million unhedged). In February 2022, we entered into the following additional interest rate swaps with various third-party banks: (i) interest rate swaps hedging the interest rate risk associated with $100.0 million of our Initial Term Loan borrowings (and any subsequent term loans replacing the Initial Term Loan), for which the cash flows commence upon expiration of the First Extended Initial Swaps and continue through December 2025 (Second Extended Initial Swaps), (ii) interest rate swaps hedging the interest rate risk associated with $100.0 million of our Second Incremental Term Loan borrowings, for which the cash flows commence upon expiration of the Incremental Swaps and continue through December 2025 (First Extended Incremental Swaps), and (iii) interest rate swaps hedging the interest rate risk associated with another $130.0 million of our Second Incremental Term Loan borrowings (Additional Incremental Swaps) effective from February 2022 through December 2025. We have an option to cancel up to $50.0 of the notional amount of the Additional Incremental Swaps from January 2024 through October 2025. A one-percentage point increase in applicable interest rates would increase interest expense, based on the outstanding borrowings under the Credit Facility and swap agreements at December 31, 2021, by $4.6 million annually, and by $6.6 million annually, without accounting for such swap agreements. Upon execution of the Additional Incremental Swaps, our unhedged obligations under the Credit Facility were reduced from $460.4 million to $330.4 million. A one-percentage point increase in applicable interest rates would increase interest expense, based on the outstanding borrowings under the Credit Facility and swap agreements at February 22, 2022, by $3.3 million annually. See note 20(b) to our 2021 AFS for further information regarding our interest rate swap agreements.

    We are required to comply with certain restrictive covenants under the Credit Facility, including those relating to the incurrence of certain indebtedness, the existence of certain liens, the sale of certain assets, specified investments and payments, sale and leaseback transactions, and certain financial covenants relating to a defined interest coverage ratio and leverage ratio that are tested on a quarterly basis. Our Credit Facility also prohibits share repurchases for cancellation if our leverage ratio (as defined in such facility) exceeds a specified amount (Repurchase Restriction). At December 31, 2021, we were in compliance with all restrictive and financial covenants under the Credit Facility. As previously disclosed, we were not in compliance with certain restrictive covenants related to the Repurchase Restriction with respect to approximately $17.0 million in excess share purchases made in May 2019 under our then-current NCIB. These defaults, as well as related cross defaults, were waived in October 2019. The Repurchase Restriction is not currently in effect, nor was it in effect during 2020 or 2021 (or at December 31, 2021). The obligations under the Credit Facility are guaranteed by us and certain specified subsidiaries. Subject to specified exemptions and limitations, all assets of the guarantors are pledged as security for the obligations under the Credit Facility. The Credit Facility contains customary events of default. If an event of default occurs and is continuing (and is not waived), the administrative agent may declare all amounts outstanding under the Credit Facility to be immediately due and payable and may cancel the lenders’ commitments to make further advances thereunder. In the event of a payment or other specified defaults, outstanding obligations accrue interest at a specified default rate.

At December 31, 2021, we had $21.0 million outstanding in letters of credit under the Revolver (December 31, 2020 — $21.3 million). We also arrange letters of credit and surety bonds outside of the Revolver. At December 31, 2021, we had $27.1 million of such letters of credit and surety bonds outstanding (December 31, 2020 — $20.2 million).

At December 31, 2021, we also had a total of $198.5 million in uncommitted bank overdraft facilities available for intraday and overnight operating requirements (December 31, 2020 — $162.7 million). There were no amounts outstanding under these overdraft facilities at December 31, 2021 or December 31, 2020.

    Although our leverage increased with the additional borrowings to finance the PCI acquisition, our priority continues to be to improve our leverage and reduce our future interest costs.

We entered into an agreement in March 2020 with a third-party bank to sell up to $300.0 million in A/R on an uncommitted basis, subject to pre-determined limits by customer. This one-year agreement provides for automatic annual one-year extensions, and was so extended in each of March 2021 and March 2022. This agreement may be terminated at any time by the bank or by us upon 3 months' prior notice, or by the bank upon specified defaults. We also participate in three SFPs (including an SFP for a PCI customer as a result of our acquisition in November 2021), pursuant to which we sell A/R from the relevant customer to third-party banks on an uncommitted basis to receive earlier payment (substantially offsetting the effect of such customer's extended payment terms on our working capital for the period). The SFPs have indefinite terms and may be terminated at any time by the customer or by us upon specified prior notice. A/R are sold under these arrangements net of discount charges. As our A/R sales program and the SFPs are on an uncommitted basis, there can be no assurance that any of the banks will purchase any of the A/R we intend to sell to them thereunder. However, as the A/R that we offer to sell under these programs are largely from customers we deem to be creditworthy, we believe that such offers will continue to be accepted notwithstanding the current environment. See "Cash Requirements — Financing Arrangements" above for a description of A/R amounts sold under these arrangements during 2019 through 2021.

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

    Our strategy on capital risk management has not changed significantly since the end of 2020. Other than the restrictive and financial covenants associated with our Credit Facility noted above, we are not subject to any contractual or regulatory capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations or cash flows.

Financial instruments and financial risks:

We are exposed to a variety of risks associated with financial instruments and otherwise.

Currency risk: Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our financial instruments denominated in various currencies. Although the majority of our cash balances, pricing to customers, and materials costs are denominated in U.S. dollars, a significant portion of our non-materials costs (including payroll, pensions, site costs, costs of locally sourced supplies and inventory, and income taxes) are denominated in various other currencies. As a result, we may experience foreign exchange gains or losses on translation or transactions due to currency fluctuations. The majority of our currency risk is driven by such costs, incurred in local currencies by our subsidiaries. As part of our risk management program, we attempt to mitigate currency risk through a hedging program using forecasts of our anticipated future cash flows and monetary assets and monetary liabilities denominated in foreign currencies. We enter into foreign currency forward contracts to hedge our cash flow exposures and swaps to hedge our exposures of monetary assets and monetary liabilities (Economic Hedges), generally for periods of up to 12 months, to lock in the exchange rates for future foreign currency transactions, which is intended to reduce the foreign currency risk related to our operating costs and future cash flows denominated in local currencies. Economic Hedges are based on our forecasts of the future position of anticipated monetary assets and monetary liabilities denominated in foreign currencies, and therefore may not mitigate the full impact of any translation impacts in the future. As for our cash flow hedges, while these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates on our operating costs and cash flows, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates. Although our functional currency is the U.S. dollar, currency risk on our income tax expense arises as we are generally required to file our tax returns in the local currency for each particular country in which we have operations. While our hedging program is designed to mitigate currency risk vis-à-vis the U.S. dollar, we remain subject to taxable foreign exchange impacts in our translated local currency financial results relevant for tax reporting purposes. We do not use derivative financial instruments for speculative purposes.

    See note 20 to our 2021 AFS for a listing of our foreign currency forwards and swaps to trade U.S. dollars in exchange for specified currencies at December 31, 2021. The fair value of the outstanding contracts at December 31, 2021 was a net unrealized gain of $1.2 million (December 31, 2020 — net unrealized gain of $23.3 million), resulting from fluctuations in foreign exchange rates between the contract execution and the period-end date. There can be no assurance that our hedging transactions will be successful in mitigating our foreign exchange risk.

    We cannot predict changes in currency exchange rates, the impact of exchange rate changes on our operating results, nor the degree to which we will be able to manage the impact of currency exchange rate changes. Such changes could have a material effect on our business, results of operations and financial condition.

Interest rate risk: Borrowings under the Credit Facility bear interest at specified rates, plus specified margins (described above). We have entered into agreements to swap the variable interest rates with fixed rates of interest with respect to a portion of the amounts outstanding under the Term Loans (described above). Unhedged borrowings ($460.4 million at December 31, 2021) expose us to interest rate risk due to the potential variability in market interest rates. A one-percentage point increase in applicable interest rates would increase interest expense, based on outstanding borrowings under the Credit Facility and interest rate swap agreements at December 31, 2021, by $4.6 million annually, and by $6.6 million annually, without accounting for such swap agreements. At December 31, 2021, the fair value of our interest rate swap agreements was a net unrealized loss of $6.9 million (December 31, 2020 — aggregate unrealized loss of $16.5 million, which we record on our consolidated balance sheet. The change in the fair value of the swaps is partly a result of the recent increases in the forward interest rates compared to our fixed rates. An increase in forward interest rates would cause a further reduction in the amount of the loss.

Global reform of major interest rate benchmarks is currently underway, including the anticipated replacement of some Interbank Offered Rates (including LIBOR) with alternative nearly risk-free rates. We have obligations under our Credit Facility, and certain lease arrangements and derivative instruments, that are indexed to LIBOR (LIBOR Agreements). The interest rates under these agreements are subject to change when relevant LIBOR benchmark rates cease to exist. There remains uncertainty over the timing and methods of transition to such alternate rates.

Our Credit Facility provides that when the administrative agent, the majority of lenders or we determine that LIBOR (or the corresponding rate for any Alternative Currency, as defined in the Credit Facility), is unavailable or being replaced (or, in the case of LIBOR borrowings under the Revolver and the Second Incremental Term Loan, at our joint election with the administrative agent), then we and the administrative agent may amend the underlying credit agreement to reflect a successor rate as specified therein. Once LIBOR becomes unavailable, if no successor rate has been established, applicable loans under the Credit Facility accruing interest at LIBOR will convert to Base Rate loans. The Credit Facility has not yet been amended to reflect a successor rate for LIBOR. Certain of our lease arrangements that include progress payments provide that a successor rate will be determined by the lessor when LIBOR ceases to be available or is no longer representative, or if earlier, by mutually-agreed amendments to the lease agreement to adopt a replacement benchmark. It remains uncertain when the benchmark transitions will be complete or what replacement rates will be used.

Our variable rate Term Loans are partially hedged with interest rate swap agreements. Hedge ineffectiveness could result due to the cessation of LIBOR, if such agreements transition using a different benchmark or spread adjustment as compared to the underlying hedged debt. The Second Extended Initial Swaps, the First Extended Incremental Swaps and the Additional Incremental Swaps mirror the LIBOR successor provisions under the Credit Facility. As of February 22, 2022, we are in the process of negotiating a successor rate to LIBOR with one of the two counterparty banks under the Incremental Swaps (with a notional amount of $50.0 million), to ensure that such agreements mirror the LIBOR successor provisions under the Credit Facility. However, we cannot assure the outcome of these negotiations, or what the LIBOR successor provisions will be. We have not begun the process to amend relevant LIBOR provisions with the other counterparty bank, or the counterparty banks under the Initial Swaps or the First Extended Initial Swaps. As a result, we cannot assure that benchmark transitions under all of our interest rate swap agreements will be successful, or if so, what replacement rates will be used.

In addition to the LIBOR Agreements described above, our A/R sales program and three customers SFPs have transitioned to alternative benchmark rates with predetermined spreads, with no significant impact on our consolidated financial statements for the year ended December 31, 2021.

While we expect that reasonable alternatives to LIBOR benchmarks will be implemented in advance of their cessation dates, we cannot assure that this will be the case. If LIBOR is no longer available and the alternative reference rate is higher, interest rates under the affected LIBOR Agreements would increase, which would adversely impact our interest expense, our financial performance and cash flows. We will continue to monitor developments with respect to the cessation of LIBOR, and will evaluate potential impacts on our LIBOR Agreements, processes, systems, risk management methodology and valuations, financial reporting, taxes, and financial results. We are currently unable to predict what the future replacement rates or consequences on our operations or financial results will be.

Credit risk: Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance continues to be relatively low. We are in regular contact with our customers, suppliers and logistics providers, and have not experienced significant counterparty credit-related non-performance during 2021 or to date. However, if a key supplier (or any company within such supplier's supply chain) or customer fails to comply with their contractual obligations, this could result in a significant financial loss to us. We would also suffer a significant financial loss if an institution from which we purchased foreign currency exchange contracts or swaps, interest rate swaps, or annuities for our pension plans defaults on their contractual obligations. With respect to our financial market activities, we have adopted a policy of dealing only with credit-worthy counterparties to help mitigate the risk of financial loss from defaults. We monitor the credit risk of the counterparties with whom we conduct business, through a combined process of credit rating reviews and portfolio reviews.

We also provide unsecured credit to our customers in the normal course of business. Customer exposures that potentially subject us to credit risk include our A/R, inventory on hand, and non-cancellable purchase orders in support of customer demand. From time to time, we extend the payment terms applicable to certain customers, and/or provide longer payment terms when deemed commercially reasonable. Longer payment terms could adversely impact our working capital requirements, and increase our financial exposure and credit risk. We attempt to mitigate customer credit risk by monitoring our customers’ financial condition and performing ongoing credit evaluations as appropriate. In certain instances, we obtain letters of credit or other forms of security from our customers. We may also purchase credit insurance from a financial institution to reduce our credit exposure to certain customers. We consider credit risk in determining our allowance for doubtful accounts, and we believe that such allowance, as adjusted from time to time, is adequate. In light of COVID-19, we assessed the financial stability and liquidity of our customers in Q1 2020 to identify customers we believe to be at greatest risk of default. We also enhanced the monitoring of, and/or developed plans intended to mitigate, the limited number of identified exposures in Q1 2020, which enhancements and plans remain in effect. No significant adjustments were made to our allowance for doubtful accounts during 2021 in connection with our on-going assessments and monitoring initiatives. At December 31, 2021, less than 2% of our gross A/R were over 90 days past due (December 31, 2020 — 1%). A/R are net of an allowance for doubtful accounts of $5.7 million at December 31, 2021 (December 31, 2020 — $5.0 million).

Liquidity risk: Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We manage liquidity risk by maintaining a portfolio of liquid funds and investments and having access to a revolving credit facility, uncommitted intraday and overnight bank overdraft facilities, an A/R sales program and three customer SFPs. Since our A/R sales program and customer SFPs are each uncommitted, there can be no assurance that any participant bank will purchase any of the A/R that we wish to sell. We believe, however, that cash flow from operating activities, together with cash on hand, cash from accepted sales of A/R, and borrowings available under the Revolver and potentially available under uncommitted intraday and overnight bank overdraft facilities are sufficient to fund our currently anticipated financial obligations, and will remain available in the current environment. See "Cash Requirements" above.

    Commodity price risk: We are exposed to market risk with respect to commodity price fluctuations for components used in the manufacture of our products. These components are impacted by global pricing pressures, general economic conditions, market conditions, geopolitical issues, weather, changes in tariff rates, and other factors which are neither predictable nor within our control. While generally we have been able to offset inflation and other changes in the costs of key operating resources through price increases, productivity improvements, greater economies of scale, supplier negotiations and global sourcing initiatives, there can be no assurance that we will be able to continue to do so in the future. We do not engage in hedging activities for commodity price risk. Competitive conditions may limit our pricing flexibility, and macroeconomic conditions may make additional price increases imprudent. Increases in commodity prices that we cannot recover from our customers would adversely impact our operating results. We are also exposed to fluctuations in transportation costs, which have recently increased based on freight carrier capacity and fuel prices. We manage transportation costs by optimizing logistics and supply chain planning. We continue to invest in supply chain initiatives to address industry-wide capacity challenges.

See note 20 to the 2021 AFS for further detail.

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

    A consortium of four real estate partnerships, approximately 27% of the interests of which are held by a privately-held partnership in which Mr. Schwartz has a material interest; and approximately 25% of the interests of which are held by a partnership in which Mr. Schwartz has a non-voting interest, holds a 5% non-voting interest in the purchaser of our former Toronto real property.

Outstanding Share Data

As of February 22, 2022, we had 105,891,214 outstanding SVS and 18,600,193 outstanding MVS. As of such date, we also had 404,353 outstanding stock options, 4,665,123 outstanding RSUs, 5,519,307 outstanding PSUs assuming vesting of 100% of the target amount granted (PSUs that will vest range from 0% to 200% of the target amount granted), and 2,215,089 outstanding DSUs; each vested option or unit entitling the holder thereof to receive one SVS (or in certain cases, cash) pursuant to the terms thereof, subject to certain time or performance-based vesting conditions.

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

Management, under the supervision of and with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. Based on that evaluation, our principal executive officer and principal financial officer have concluded that, as of December 31, 2021, our disclosure controls and procedures are effective to meet the requirements of Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act.

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

Changes in internal control over financial reporting:

We did not identify any change in our internal control over financial reporting in connection with our evaluation thereof that occurred during the year ended December 31, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

On November 1, 2021, we completed the acquisition of PCI, and are in the process of assessing its processes and internal controls. Although this assessment may result in changes to our internal control over financial reporting, we do not currently anticipate that the integration of PCI will result in changes that would materially affect, or would be reasonably likely to materially affect, our internal control over financial reporting.

Management’s report on internal control over financial reporting:

Reference is made to our Management’s Report on Internal Control over Financial Reporting on page F-1 of our 2021 Annual Report, of which this MD&A is a part. Our auditors, KPMG LLP, an independent registered public accounting firm, have issued an audit report on our internal control over financial reporting as of December 31, 2021, which appears on page F-2 of such 2021 Annual Report.

Unaudited Quarterly Financial Highlights (in millions, except percentages and per share amounts):

	2020				2021
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$1,318.6	$1,492.4	$1,550.5	$1,386.6	$1,234.9	$1,420.3	$1,467.4	$1,512.1
Gross margin	6.9%	7.3%	8.0%	8.2%	8.2%	8.3%	8.5%	9.4%
Net earnings (loss)	$(3.2)	$13.3	$30.4	$20.1	$10.5	$26.3	$35.2	$31.9
Weighted average # of basic shares	129.0	129.1	129.1	129.1	128.9	127.6	125.4	124.8
Weighted average # of diluted shares	129.0	129.1	129.1	129.1	129.0	127.6	125.5	124.8
# of shares outstanding	129.1	129.1	129.1	129.1	128.4	126.8	124.7	124.7
IFRS earnings (loss) per share:
basic	$(0.02)	$0.10	$0.24	$0.16	$0.08	$0.21	$0.28	$0.26
diluted	$(0.02)	$0.10	$0.24	$0.16	$0.08	$0.21	$0.28	$0.26

All quarters in the table above have been impacted by restructuring charges, the amounts of which vary from quarter to quarter.

Q4 2021 compared to Q4 2020:

    Revenue of $1.51 billion for Q4 2021 increased $125.5 million, or 9% compared to Q4 2020, primarily due to revenue increases in our ATS segment. ATS segment revenue increased $119.6 million (23%) in Q4 2021 compared to Q4 2020, driven by continued strength in our Capital Equipment business, organic growth in our base Industrial business and two months of contribution from the PCI acquisition. Compared to Q4 2020, CCS segment revenue in Q4 2021 increased $5.9 million (1%), primarily due to strong demand from service provider customers, including in our HPS business, which was largely offset by the Cisco Disengagement and the impact of materials constraints. HPS revenue for Q4 2021 was approximately $350 million, and increased 66% from Q4 2020. Demand from service providers continues to be strong as they expand and upgrade their data centers in support of continued cloud and on-line requirements. Our Communications end market revenue increased $4.9 million (1%) in Q4 2021 as compared to the prior year period, and Enterprise end market revenue was flat in Q4 2021 compared to the prior year period. Gross profit increased $28.3 million in Q4 2021 compared to Q4 2020, and gross margin for Q4 2021 increased to 9.4% compared to 8.2% for Q4 2020. The increases in gross profit and gross margin were primarily due to a higher concentration of HPS business, strong contribution from our Capital Equipment business, and lower variable spend. CCS segment income for Q4 2021 increased to $38.9 million from $30.0 million in Q4 2020. CCS segment margin for Q4 2021 increased to 4.4% of segment revenue, compared to 3.4% for Q4 2020. These increases were primarily due to more favorable mix, driven by an increased concentration of revenue from our HPS business. ATS segment income for Q4 2021 increased to $35.4 million from $20.0 million in Q4 2020, and ATS segment margin increased from 3.9% of segment revenue for Q4 2020 to 5.6% for Q4 2021, primarily due to profitable growth in our Capital Equipment business and the addition of PCI, partially offset by headwinds in our A&D business. Net earnings increased to $31.9 million for Q4 2021 compared to net earnings of $20.1 million in Q4 2020, due primarily to the $28.3 million of higher gross profit in Q4 2021, offset in part by $6.1 million in higher SG&A expense and $2.9 million in higher other charges, for 2021 as compared to the prior year period.

Q4 2021 compared to Q3 2021:

    Revenue for Q4 2021 increased $44.7 million, or 3% compared to Q3 2021, as a result of revenue increases in our ATS segment. ATS segment revenue increased $44.4 million (8%) sequentially, driven by continued strength in our Capital Equipment business and two months of contribution from the PCI acquisition. Compared to the previous quarter, CCS segment revenue was flat. Sequentially, our Communications end market revenue increased $20.7 million (4%), and our Enterprise end market revenue decreased $20.4 million (7%). Gross profit increased $16.7 million in Q4 2021 as compared to Q3 2021, primarily as a result of higher revenue in Q4 2021. Gross margin increased to 9.4% in Q4 2021 compared to 8.5% in Q3 2021, due to higher volumes and favorable mix across several businesses. CCS segment income increased sequentially by $2.7 million to $38.9 million for Q4 2021, and CCS segment margin for Q4 2021 increased to 4.4% of segment revenue compared to 4.1% for Q3 2021, primarily due to improved mix and demand strength in HPS. ATS segment income increased sequentially by $10.3 million to $35.4 million in Q4 2021, and ATS segment margin increased from 4.3% in Q3 2021 to 5.6% for Q4 2021, primarily due to profitable growth in our base Industrial business and the addition of PCI. Net earnings of $31.9 million for Q4 2021 decreased from Q3 2021 net earnings of $35.2 million, primarily due to $14.8 million in higher other charges and SGA in Q4 2021, offset in part by higher gross profit. Other charges (recoveries) for Q3 2021 benefited from $9.2 million in legal recoveries (none in Q4 2021), which was offset in part by $4.7 million in higher acquisition costs, primarily related to PCI.

Selected Q4 2021 IFRS results (in millions, except percentages and per share amount, or as otherwise noted):

Actual
IFRS revenue (in billions)	$1.51
IFRS earnings before income taxes	$41.6
IFRS earnings before income taxes as a % of revenue	2.8%
IFRS SG&A	$65.5
IFRS net earnings	$31.9
IFRS earnings per share (EPS)* (diluted)	$0.26
* IFRS EPS for Q4 2021 included an aggregate charge of $0.16 (pre-tax) per share for employee SBC expense, amortization of intangible assets (excluding computer software), and restructuring charges. This aggregate charge was within our Q4 2021 guidance range of between $0.11 to $0.17 per share for these items.

Q4 2021 actual compared to Q4 2021 guidance (in millions, except percentages and per share amounts, or as otherwise noted):

	Q4 2021
	Guidance	Actual
IFRS revenue (in billions)	$1.425 to $1.575	$1.51
Non-IFRS operating margin*	4.5% at the mid-point of our revenue and non-IFRS adjusted EPS guidance ranges	4.9%
Non-IFRS adjusted SG&A*	$62 to $64	$59.9
Non-IFRS adjusted net earnings*	N/A	$55.2
Non-IFRS adjusted EPS* (diluted)	$0.35 to $0.41	$0.44
*    See above for the most directly-comparable IFRS financial measures.
For Q4 2021, our revenue was in-line with the mid-point of our guidance range and reflected anticipated growth from our ATS segment and contributions from our PCI acquisition. Non-IFRS adjusted EPS exceeded the high end of our guidance range, and our non-IFRS operating margin exceeded the mid-point of our revenue and non-IFRS adjusted EPS guidance ranges, each of which benefited from strong performance in both of our segments, despite adverse revenue impacts attributable to materials shortages. Our non-IFRS adjusted SG&A was slightly below our guidance range. Our IFRS effective tax rate for Q4 2021 was 23%. Our non-IFRS adjusted effective tax rate for Q4 2021 was 16%, lower than our anticipated estimate of approximately 19%, primarily due to favorable jurisdictional profit mix.

Select 2021 results compared to 2020 (in millions, except percentages and per share amounts, or as otherwise noted):

	2021	2020
IFRS revenue (in billions)	$5.63	$5.75
IFRS earnings before income taxes	$136.0	$90.2
IFRS earnings before income taxes as a % of revenue	2.4%	1.6%
Non-IFRS operating earnings*	$233.9	$199.0
Non-IFRS operating margin*	4.2%	3.5%
IFRS income tax expense	$32.1	$29.6
IFRS effective tax rate (income tax expense as a percentage of IFRS earnings before income taxes)	24%	33%
Non-IFRS adjusted tax expense*	$37.9	$34.7
Non-IFRS adjusted effective tax rate (non-IFRS adjusted tax expense as a percentage of non-IFRS adjusted net earnings before income taxes)*	19%	22%
IFRS net earnings	$103.9	$60.6
IFRS EPS (diluted)	$0.82	$0.47
Non-IFRS adjusted net earnings*	$164.3	$126.6
Non-IFRS adjusted EPS (diluted)*	$1.30	$0.98
IFRS cash provided by operations	$226.8	$239.6
Non-IFRS free cash flow*	$114.8	$126.0
As anticipated, 2021 revenue declined relative to 2020, reflecting the completion of the Cisco Disengagement in Q4 2020, offset in part by higher than expected growth in our HPS business and ATS segment revenue. 2021 non-IFRS operating margin and non-IFRS adjusted EPS* increased relative to 2020, due in part to the achievement of ATS segment margin within our target range of 5% to 6% during Q4 2021, and the high end of our target CCS segment margin range of 2% to 3% throughout 2021. Our IFRS effective tax rate for 2021 was 24%. Our 2021 non-IFRS adjusted effective tax rate of 19%, was lower than the mid-twenty-percent range previously anticipated, mainly due to favorable jurisdictional profit mix and tax items described in "Operating Results — Income Taxes" above. We generated $114.8 million of non-IFRS free cash flow*, delivering on our target of at least $100 million in non-IFRS free cash flow* for 2021.
* These are non-IFRS financial measures without standardized meanings and may not be comparable to similar measures presented by other companies. A discussion of non-IFRS financial measures included herein, and a reconciliation of historical non-IFRS financial measures to the most directly-comparable IFRS financial measures, is set forth below.

Non-IFRS Financial Measures:

Management uses adjusted net earnings and the other non-IFRS financial measures (including ratios where applicable) described herein (i) to assess operating performance and the effective use and allocation of resources, (ii) to provide more meaningful period-to-period comparisons of operating results, (iii) to enhance investors' understanding of the core operating results of our business, and (iv) to set management incentive targets. We believe the non-IFRS financial measures we present herein are useful to investors, as they enable investors to evaluate and compare our results from operations in a more consistent manner (by excluding specific items that we do not consider to be reflective of our core operations), to evaluate cash resources that we generate from our business each period, and to provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. In addition, management believes that the use of a non-IFRS adjusted tax expense and a non-IFRS adjusted effective tax rate provide improved insight into the tax effects of our core operations, and are useful to management and investors for historical comparisons and forecasting. These non-IFRS financial measures result largely from management's determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of our core operations.

We believe investors use both IFRS and non-IFRS financial measures to assess management's past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations.

Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies that report under IFRS, or who report under U.S. GAAP and use non-GAAP financial measures to describe similar financial metrics. Non-IFRS financial measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any IFRS financial measure. The most significant limitation to management's use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS financial measures are nonetheless recognized under IFRS and have an economic impact on us. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of our performance, and reconciling non-IFRS financial measures back to the most directly comparable IFRS financial measures.

    The following non-IFRS financial measures are included in this MD&A: adjusted gross profit, adjusted gross margin (adjusted gross profit as a percentage of revenue), adjusted SG&A, adjusted SG&A as a percentage of revenue, operating earnings (or adjusted EBIAT), operating margin (operating earnings or adjusted EBIAT as a percentage of revenue), adjusted net earnings, adjusted EPS, adjusted ROIC, free cash flow, adjusted tax expense and adjusted effective tax rate. Adjusted EBIAT, adjusted ROIC, free cash flow, adjusted tax expense and adjusted effective tax rate are further described in the tables below. In calculating these non-IFRS financial measures, management excludes the following items where indicated in the table below: employee SBC expense, amortization of intangible assets (excluding computer software), Other Charges, net of recoveries (defined below), Finance Costs (defined below) and acquisition inventory fair value adjustments, all net of the associated tax adjustments (quantified in the table below), and non-core tax impacts (tax adjustments related to acquisitions, and certain other tax costs or recoveries related to restructuring actions or restructured sites).

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

Other Charges, net of recoveries, consist of, when applicable: Restructuring Charges, net of recoveries (defined below); Transition Costs (defined below); net Impairment charges (defined below); Acquisition Costs (Recoveries); legal settlements (recoveries); specified credit facility-related charges (consisting primarily of the accelerated amortization of unamortized deferred financing costs, and credit agreement-related waiver fees); and post-employment benefit plan losses. We exclude these charges, net of recoveries, because we believe that they are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities or incurrence of the relevant costs. Our competitors may record similar charges at different times, and we believe these exclusions permit a better comparison of our core operating results with those of our competitors who also generally exclude these types of charges, net of recoveries, in assessing operating performance.

Restructuring Charges, net of recoveries, consist of costs relating to: employee severance, lease terminations, site closings and consolidations, write-downs of owned property and equipment which are no longer used and are available for sale, and reductions in infrastructure.

Transition Costs consist of: (i) costs recorded in connection with the relocation of our Toronto manufacturing operations, and the move of our corporate headquarters into and out of a temporary location during, and upon completion, of the construction of space in a new office building at our former location (all in connection with the 2019 sale of our Toronto real property) (collectively, Toronto Transition Costs) and (ii) costs recorded in connection with the transfer of manufacturing lines from closed sites to other sites within our global network (Internal Relocation Costs). Transition Costs consist of direct relocation and duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition periods, as well as cease-use costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations and transfers. We believe that excluding these costs permits a better comparison of our core operating results from period-to-period, as these costs will not reflect our ongoing operations once these relocations and manufacturing line transfers are complete.

Impairment charges, which consist of non-cash charges against goodwill, intangible assets, property, plant and equipment, and ROU assets, result primarily when the carrying value of these assets exceeds their recoverable amount.

Finance Costs consist of interest expense and fees related to our Credit Facility (including debt issuance and related amortization costs), our interest rate swap agreements, our A/R sales program and customers' SFPs, and interest expense on our lease obligations, net of interest income earned. We believe that excluding these costs provides useful insight for assessing the performance of our core operations.

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

The following table sets forth, for the periods indicated, the various non-IFRS financial measures discussed above, and a reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures (in millions, except percentages and per share amounts):

	Three months ended December 31				Year ended December 31
	2020		2021		2020		2021
		% of revenue		% of revenue		% of revenue		% of revenue
IFRS revenue	$1,386.6		$1,512.1		$5,748.1		$5,634.7

IFRS gross profit	$113.8	8.2%	$142.1	9.4%	$437.6	7.6%	$487.0	8.6%
Employee SBC expense	2.2		3.6		11.1		13.0
Non-IFRS adjusted gross profit/adjusted gross margin	$116.0	8.4%	$145.7	9.6%	$448.7	7.8%	$500.0	8.9%

IFRS SG&A	$59.4	4.3%	$65.5	4.3%	$230.7	4.0%	$245.1	4.3%
Employee SBC expense	(2.9)		(5.6)		(14.7)		(20.4)
Non-IFRS adjusted SG&A	$56.5	4.1%	$59.9	4.0%	$216.0	3.8%	$224.7	4.0%

IFRS earnings before income taxes	$26.4	1.9%	$41.6	2.8%	$90.2	1.6%	$136.0	2.4%
Finance costs	9.1		8.3		37.7		31.7
Employee SBC expense	5.1		9.2		25.8		33.4
Amortization of intangible assets (excluding computer software)	4.9		7.8		21.8		22.5
Other Charges	4.5		7.4		23.5		10.3
Non-IFRS operating earnings (adjusted EBIAT)/operating margin (1)	$50.0	3.6%	$74.3	4.9%	$199.0	3.5%	$233.9	4.2%

IFRS net earnings	$20.1	1.4%	$31.9	2.1%	$60.6	1.1%	$103.9	1.8%
Employee SBC expense	5.1		9.2		25.8		33.4
Amortization of intangible assets (excluding computer software)	4.9		7.8		21.8		22.5
Other Charges	4.5		7.4		23.5		10.3
Adjustments for taxes (2)	(1.3)		(1.1)		(5.1)		(5.8)
Non-IFRS adjusted net earnings	$33.3		$55.2		$126.6		$164.3

Diluted EPS
Weighted average # of shares (in millions)	129.1		124.8		129.1		126.7
IFRS earnings per share	$0.16		$0.26		$0.47		$0.82
Non-IFRS adjusted earnings per share	$0.26		$0.44		$0.98		$1.30
# of shares outstanding at period end (in millions)	129.1		124.7		129.1		124.7

IFRS cash provided by operations	$49.7		$65.8		$239.6		$226.8
Purchase of property, plant and equipment, net of sales proceeds	(18.8)		(14.3)		(51.0)		(49.6)
Lease payments (3)	(5.8)		(10.0)		(33.7)		(40.0)
Finance Costs paid (excluding debt issuance costs paid) (3)	(6.6)		(5.9)		(28.9)		(22.4)
Non-IFRS free cash flow (3)	$18.5		$35.6		$126.0		$114.8

IFRS ROIC % (4)	6.6%		9.3%		5.6%		8.1%
Non-IFRS adjusted ROIC % (4)	12.4%		16.6%		12.4%		13.9%

(1)    Management uses non-IFRS operating earnings (adjusted EBIAT) as a measure to assess performance related to our core operations. Non-IFRS adjusted EBIAT is defined as earnings (loss) before income taxes, Finance Costs (defined above), employee SBC expense, amortization of intangible assets (excluding computer software), Other Charges (recoveries) (defined above), and in applicable periods, acquisition inventory fair value adjustments. See "Operating Results — Other charges (recoveries)" for separate quantification and discussion of the components of Other Charges (recoveries).
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

    The following table sets forth a reconciliation of our IFRS tax expense and IFRS effective tax rate to our non-IFRS adjusted tax expense and our non-IFRS adjusted effective tax rate for the periods indicated, in each case determined by excluding the tax benefits or costs associated with the listed items (in millions, except percentages) from our IFRS tax expense for such periods:

	Three months ended				Year ended
	December 31				December 31
	2020	Effective tax rate	2021	Effective tax rate	2020	Effective tax rate	2021	Effective tax rate

IFRS tax expense and IFRS effective tax rate	$6.3	24%	$9.7	23%	$29.6	33%	$32.1	24%

Tax costs (benefits) of the following items excluded from IFRS tax expense:
Employee SBC expense	0.5		(0.1)		1.7		2.8
Amortization of intangible assets (excluding computer software)	—		0.5		—		0.5
Other Charges	0.2		0.7		2.4		1.4
Non-core tax impacts related to tax uncertainties*	(1.1)		—		(0.7)		—
Non-core tax impact related to prior acquisition**	1.7		—		1.7		—
Non-core tax impact related to restructured sites***	—		—		—		1.1

Non-IFRS adjusted tax expense and non-IFRS adjusted effective tax rate	$7.6	19%	$10.8	16%	$34.7	22%	$37.9	19%
     * Consists of the reversal of certain tax uncertainties related to a prior acquisition that became statute-barred in such periods and related settlements.
     ** Consists of deferred tax adjustments attributable to our acquisition of Impakt .
    *** Consists of the reversals of tax uncertainties related to one of our Asian subsidiaries that completed its liquidation and dissolution during Q1 2021.

(3)   Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash provided by (used in) operations, to assess our operational cash flow performance. We believe non-IFRS free cash flow provides another level of transparency to our liquidity. Non-IFRS free cash flow is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), lease payments and Finance Costs paid (excluding any debt issuance costs and when applicable, Waiver Fees paid). We do not consider debt issuance costs ($3.6 million paid in Q4 2021 and the full year 2021; nil and $0.6 million paid in Q4 2020 and the full year 2020, respectively) or such Waiver Fees (when applicable) to be part of our ongoing financing expenses. As a result, these costs are excluded from total Finance Costs paid in our determination of non-IFRS free cash flow. Note, however, that non-IFRS free cash flow does not represent residual cash flow available to Celestica for discretionary expenditures.
(4)   Management uses non-IFRS adjusted ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers, by quantifying how well we generate earnings relative to the capital we have invested in our business. Non-IFRS adjusted ROIC is calculated by dividing non-IFRS adjusted EBIAT by average net invested capital. Net invested capital (calculated in the table below) is derived from IFRS measures, and is defined as total assets less: cash, ROU assets, accounts payable, accrued and other current liabilities, provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter and a five-point average to calculate average net invested capital for the year. For example, the average net invested capital for Q4 2021 is calculated using the average of the net invested capital as at September 30, 2021 and December 31, 2021. A comparable measure under IFRS would be determined by dividing IFRS earnings (loss) before income taxes by average net invested capital.

The following table sets forth, for the periods indicated, our calculation of IFRS ROIC % and non-IFRS adjusted ROIC % (in millions, except IFRS ROIC % and non-IFRS adjusted ROIC %).

		Three months ended		Year ended
		December 31		December 31
		2020	2021	2020	2021

IFRS earnings before income taxes		$26.4	$41.6	$90.2	$136.0
Multiplier to annualize earnings		4	4	1	1
Annualized IFRS earnings before income taxes		$105.6	$166.4	$90.2	$136.0

Average net invested capital for the period		$1,610.0	$1,794.9	$1,600.1	$1,682.2

IFRS ROIC % (1)		6.6%	9.3%	5.6%	8.1%

		Three months ended		Year ended
		December 31		December 31
		2020	2021	2020	2021

Non-IFRS operating earnings (adjusted EBIAT)		$50.0	$74.3	$199.0	$233.9
Multiplier to annualize earnings		4	4	1	1
Annualized non-IFRS adjusted EBIAT		$200.0	$297.2	$199.0	$233.9

Average net invested capital for the period		$1,610.0	$1,794.9	$1,600.1	$1,682.2

Non-IFRS adjusted ROIC % (1)		12.4%	16.6%	12.4%	13.9%

	December 31 2020	March 31 2021	June 30 2021	September 30 2021	December 31 2021

Net invested capital consists of:
Total assets	$3,664.1	$3,553.4	$3,745.4	$4,026.1	$4,666.9
Less: cash	463.8	449.4	467.2	477.2	394.0
Less: ROU assets	101.0	98.4	100.5	115.4	113.8
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,478.4	1,407.0	1,575.8	1,800.8	2,202.0
Net invested capital at period end (1)	$1,620.9	$1,598.6	$1,601.9	$1,632.7	$1,957.1

	December 31 2019	March 31 2020	June 30 2020	September 30 2020	December 31 2020

Net invested capital consists of:
Total assets	$3,560.7	$3,537.8	$3,788.1	$3,789.3	$3,664.1
Less: cash	479.5	472.1	435.9	451.4	463.8
Less: ROU assets	104.1	96.9	94.4	101.2	101.0
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,341.7	1,397.5	1,684.1	1,637.6	1,478.4
Net invested capital at period end (1)	$1,635.4	$1,571.3	$1,573.7	$1,599.1	$1,620.9

(1)     See footnote 4 on the previous page.

Recently issued accounting pronouncements:
See note 2 to the 2021 AFS for a discussion of the following: our adoption of IFRS 16, Leases, effective as of January 1, 2019, our adoption of Interest Rate Benchmark (IBOR) Reform (Phase 1 amendments to IFRS 9, IAS 39, and IFRS 7) effective January 1, 2020, and our adoption of IBOR Reform (Phase 2 amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16) effective January 1, 2021. Upon initial adoption of IFRS 16, we recognized ROU assets of $111.5 million and related lease obligations of $112.0 million, and reduced our accrued liabilities by $0.5 million on our consolidated balance sheet as of January 1, 2019. The Phase 1 IBOR Reform amendments did not have a significant impact on our disclosures or the amounts reported in our consolidated financial statements for the year ended December 31, 2020. The Phase 2 IBOR Reform amendments did not have a significant impact on our disclosures or the amounts reported in our consolidated financial statements for the year ended December 31, 2021. We will continue to monitor relevant developments, and will evaluate the impact of the Phase 2 amendments on our consolidated financial statements as IBOR reform progresses. We do not believe that there are any recently issued accounting pronouncements that are not yet effective that will have a material impact on our consolidated financial statements upon adoption.

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
Critical Accounting Estimates
See "Critical Accounting Estimates" above.
Off-Balance Sheet Arrangements
Not applicable.

Item 6.    Directors, Senior Management and Employees
A.    Directors and Senior Management

Each director of Celestica is elected by the shareholders to serve until the close of the next annual meeting of shareholders or until a successor is elected or appointed, unless such office is earlier vacated in accordance with the Corporation's by-laws. The following table sets forth certain information regarding the current directors and executive officers of Celestica as of February 22, 2022.

Name	Age	Director Since	Position with Celestica	Residence
Michael M. Wilson(1)	70	2011	Chair of the Board	Alberta, Canada
Robert A. Cascella	67	2019	Director	Florida, U.S.
Deepak Chopra	58	2018	Director	Ontario, Canada
Daniel P. DiMaggio	71	2010	Director	Georgia, U.S.
Laurette T. Koellner	67	2009	Director	Florida, U.S.
Luis A. Müller(2)	52	2021	Director	California, U.S.
Carol S. Perry	71	2013	Director	Ontario, Canada
Tawfiq Popatia	47	2017	Director	Ontario, Canada
Eamon J. Ryan(3)	76	2008	Director	Ontario, Canada
Robert A. Mionis	59	2015	Director, President and Chief Executive Officer	New Hampshire, U.S.

Name	Age	Executive Officer Since	Position with Celestica	Residence
Mandeep Chawla	45	2017	Chief Financial Officer	Ontario, Canada
Yann Etienvre(4)	48	2022	Chief Operations Officer	Massachusetts, U.S.
Todd C. Cooper(4)	52	2018	President, ATS	Connecticut, U.S.
Jason Phillips	47	2019	President, CCS	North Carolina, U.S.
(1)Mr. Wilson was appointed Chair of the Board effective January 29, 2020.
(2)Appointed as a director effective August 31, 2021.
(3)Mr. Ryan is not standing for re-election to the Board of Directors at the Corporation’s 2022 Annual Meeting of Shareholders.

(4)Effective January 1, 2022, Mr. Cooper was appointed President, ATS and Mr. Etienvre was appointed Chief Operations Officer. Mr. Lawless stepped down from his position as President, ATS effective December 31, 2021, but continues to serve as a special advisor to Mr. Mionis.
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

Robert A. Cascella. Mr. Cascella retired from Royal Philips, a public Dutch multinational healthcare company, in 2021, where he most recently served as Special Advisor and Strategic Business Development Leader. From 2015 to 2020, he served as Executive Vice President of Royal Philips and Chief Executive Officer of Philips’ Diagnosis and Treatment businesses, including businesses serving Radiology, Cardiology and Oncology, as well as Enterprise Diagnostic Informatics. Mr. Cascella has also served on Philips’ Executive Committee from 2016 to 2021. Since 2021, he has served on the board of directors of Neuronetics, Inc., a Nasdaq-listed medical device company, Mirion Technologies, a NYSE-listed provider of nuclear and radiation measurement and detection systems, and Metabolon Inc., a private company using metabolomics to assist in the discovery of biomarkers. Mr. Cascella served as the President and Chief Executive Officer of Hologic, Inc., a public medical device and diagnostics company, from 2003 to 2013. He has also held senior leadership positions at CFG Capital, NeoVision Corporation and Fischer Imaging Corporation. Mr. Cascella served on Hologic, Inc.’s board of directors from 2008 to 2013. He also previously served on the board of Tegra Medical and acted as chair of the boards of Dysis Medical and Mirada Medical. He holds a Bachelor’s degree in Accounting from Fairfield University.

Deepak Chopra. Mr. Chopra most recently served as President and Chief Executive Officer of Canada Post Corporation from February 2011 to March 2018. He has more than 30 years of global experience in the financial services, technology, logistics and supply-chain industries. Mr. Chopra worked for Pitney Bowes Inc., an NYSE-traded technology company known for postage meters, mail automation and location intelligence services, for more than 20 years. He served as President of Pitney Bowes Canada and Latin America from 2006 to 2010. He held a number of increasingly senior executive roles internationally, including President of its new Asia Pacific and Middle East region from 2001 to 2006 and Chief Financial Officer for the Europe, Africa and Middle East (EAME) region from 1998 to 2001. He has previously served on the boards of Canada Post Corporation, Purolator Inc., SCI Group, the Canada Post Community Foundation, the Toronto Region Board of Trade and the Conference Board of Canada. He currently sits on the board of The North West Company Inc., a Toronto Stock Exchange (TSX)-traded retailer (since 2018), The Descartes Systems Group Inc. a TSX and Nasdaq-listed logistics company (since 2020), and Sun Life Financial Inc., a TSX and NYSE-listed international financial services organization (since 2021). Mr. Chopra is a Fellow of the Institute of Chartered Professional Accountants of Canada and has a Bachelor’s degree in Commerce (Honours) and a Master’s Degree in Business Management (PGDBM).
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
Luis A. Müller. Dr. Müller has 25 years of business and technical leadership in the semiconductor industry. In 2014, he assumed his current role as Chief Executive Officer and board member of Cohu, Inc. a Nasdaq-listed global leader in back-end semiconductor equipment and services. Prior to joining Cohu, Dr. Müller cofounded Kinetrix, Inc. and later joined Teradyne, a Nasdaq-listed advanced test solutions company, when it acquired Kinetrix. Dr. Müller has a PhD in mechanical engineering from the Massachusetts Institute of Technology and a BS and MS in mechanical engineering from Universidade Federal Santa Catarina.

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
*Onex holds an 81.5% voting interest in Celestica. See "Controlling Shareholder Interest" under Item 4(B) above.
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
Robert A. Mionis. Mr. Mionis has been President and CEO of the Corporation since August 1, 2015. Mr. Mionis is responsible for the Corporation's overall leadership, strategy and vision. In conjunction with the Board of Directors, he develops the Corporation's overall strategic plan, including the corporate goals and objectives as well as our approach to risk management. He is focused on positioning the Corporation for long-term profitable growth and ensuring the success of Celestica's customers around the world. From July 2013 until August 2015, he was an Operating Partner at Pamplona Capital Management (Pamplona), a global private equity firm, where he supported several companies across a broad range of industries, including the industrial, aerospace, healthcare and automotive industries. Before joining Pamplona, Mr. Mionis served as President and CEO of StandardAero, leading the company through a period of significant revenue and profitability growth. Over the course of his career, he has held a number of operational and service roles at companies in the aerospace, industrial and semiconductor markets, including General Electric and Axcelis Technologies (each a public company), AlliedSignal, and Honeywell. Mr. Mionis served on the board of directors of Shawcor Ltd., a TSX-listed energy services company, from 2018 through 2021. He holds a Bachelor of Science in Electrical Engineering from the University of Massachusetts.
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

Todd C. Cooper. Mr. Cooper joined Celestica as Chief Operations Officer in 2018, and held that role until January 1, 2022, when he was appointed President, ATS. As Chief Operations Officer, Mr. Cooper was responsible for driving operational and supply chain excellence, quality and technology innovation throughout the Corporation, as well as for the enablement of processes that drive value creation. He also led the Corporation's operations, supply chain, quality, global business services and information technology teams. As President, ATS, Mr. Cooper is responsible for strategy development, deployment and execution of Celestica's A&D, Capital Equipment, HealthTech, Industrial and Energy businesses, as well as for PCI. Mr. Cooper has over 25 years of experience in operations leadership and advisory roles, including considerable experience in developing and implementing operational strategies to drive large-scale improvements for global organizations. Prior to joining Celestica, Mr. Cooper led supply chain, procurement, logistics, and sustainability value creation efforts at KKR, a global investment firm, from 2008 to 2018. Prior to that, he was the Vice President of Global Sourcing in Honeywell's Aerospace Division. He previously held various management roles at Storage Technology Corporation, McKinsey & Company, and served as a Captain in the U.S. Army. He holds a Bachelor of Science in Engineering from the U.S. Military Academy at West Point, a Master of Science in Mechanical Engineering from the Massachusetts Institute of Technology and an MBA from the MIT Sloan School of Management.
Yann Etienvre. Mr. Etienvre was appointed as Chief Operations Officer effective January 1, 2022 after serving as a special advisor upon joining Celestica on November 27, 2021. As Chief Operations Officer, he is responsible for driving operational and supply chain excellence, quality and technology innovation throughout the Corporation, as well as for the enablement of processes that drive value creation. As part of his role, he leads the operations, supply chain, quality, global business services and information technology teams. Prior to joining Celestica, he held various leadership roles with Sensata Technologies, an NYSE-listed global technology company, from 2013 to 2021. Most recently from 2019 to 2021, he served as Executive Vice-President where he was responsible for global operations, sourcing, logistics and compliance. Mr. Etienvre has held commercial and operational leadership roles throughout Asia, Europe and the Americas, and has worked in various business sectors, such as automotive, healthcare, industrial equipment and electrical controls. He holds an EMBA from Marquette University and Bachelor of Science in Mechanical Engineering from the National Institute of Applied Sciences in Lyon, France.

Jason Phillips. Mr. Phillips was appointed President, CCS, effective January 1, 2019. In this role, he is responsible for strategy and technology development, deployment and execution for Celestica's enterprise and communications businesses. His responsibilities include the strategic development of our HPS business (which includes firmware/software enablement across all primary IT infrastructure data center technologies and aftermarket services) and our new center of excellence in Richardson, Texas, which expands our HPS engineering network and increases our North America manufacturing capacity. Mr. Phillips joined Celestica in 2008 and held progressively senior roles within the Corporation’s CCS business, most recently as Senior Vice President, Enterprise and Cloud Solutions. Prior to joining Celestica, he held the role of Vice President and General Manager, Personal Communications at Elcoteq, and spent five years at Solectron in senior roles spanning sales, global account management, business unit leadership, and operations. Mr. Phillips holds a Bachelor of Science in Business Administration from the University of North Carolina, Chapel Hill.

There are no family relationships among any of the foregoing persons, and there are no arrangements or understandings with any person pursuant to which any of our directors or executive officers were selected.

None of the directors of the Corporation during 2021, current directors or 2022 Meeting nominees serve together as directors of other corporations.

The following table identifies the functional competencies, expertise and qualifications of the Corporation's 2022 Meeting nominees pursuant to a skills matrix developed by the NCGC to identify functional competencies, expertise and qualifications that our Board would ideally possess:

B. Compensation

Director Compensation
    Director compensation is set by the Board on the recommendation of the Human Resources and Compensation Committee (HRCC) and in accordance with director compensation guidelines and principles established by the NCGC. Under these guidelines and principles, the Board seeks to maintain director compensation at a level that is competitive with director compensation at comparable companies, and requires a substantial portion of such compensation to be taken in the form of DSUs (or, at a director’s election, RSUs, if the Director Share Ownership Guidelines described below have been met). The director fee structure for 2021 is set forth in Table 1 below.
Table 1: Directors’ Fees(1)

Element	Director Fee Structure for 2021(2)
Annual Board Retainer(3)	$360,000 — Board Chair $235,000 — Directors
Travel Fees(4)	$2,500
Annual Retainer for the Audit Committee Chair	$20,000
Annual Retainer for the HRCC Chair	$15,000
Annual Retainer for the NCGC Chair(5)	—
(1)    Does not include Mr. Mionis, President and CEO of the Corporation, whose compensation is set out in Table 16. Does not include fees payable to Onex for the service of Mr. Popatia as a director, which are described in footnote 9 to Table 2.
(2)    Directors may also receive further retainers and meeting fees for participation on ad hoc committees. No incremental fees were paid to directors for their participation on the Director Search Committee during 2021. The Board has the discretion to grant supplemental equity awards to individual directors as deemed appropriate (no such discretion was exercised in 2021).
(3)    Paid on a quarterly basis.
(4)    Payable only to directors who travel outside of their home state or province to attend a Board or Committee meeting. Travel fees were suspended as of March 2020 as Board/Committees meetings had been held virtually due to COVID-19. However, travel fees were paid to directors who traveled outside of their home state or province to attend in person the October 2021 Board meetings, which were held as hybrid virtual and in-person meetings.
(5)    The Chair of the Board also served as the Chair of the NCGC in 2021, for which no additional fee was paid.

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

    Subject to the terms of the Directors’ Share Compensation Plan, each DSU represents the right to receive one SVS or an equivalent value in cash (at the Corporation’s discretion) when the director (a) ceases to be a director of the Corporation and (b) is not an employee of the Corporation or a director or employee of any corporation that does not deal at arm’s-length with the Corporation (collectively, Retires). RSUs granted to directors are governed by the terms of the Corporation’s Long-Term Incentive Plan (LTIP). Each quarterly grant of RSUs will vest in installments of one-third per year on the first, second and third anniversary dates of the grant. Each vested RSU entitles the holder thereof to one SVS; however, if permitted by the Corporation under the terms of the grant, a director may elect to receive a payment of cash in lieu of SVS. Unvested RSUs will vest immediately on the date that the director Retires. DSUs that vest on retirement will be settled on the date that is 45 days following the date on which the director Retires, or the following business day if the 45th day is not a business day (Valuation Date), or as soon as practicable thereafter. The amount used to cash-settle DSUs (if applicable) will be based on the closing price of the SVS on the Valuation Date. DSUs will in all cases be redeemed and payable on or prior to the 90th day following the date on which the director Retires.
    Grants of DSUs and RSUs to directors are credited quarterly in arrears. The number of DSUs and RSUs, as applicable, granted is calculated by multiplying the amount of such director’s Annual Fees for the quarter by the percentage of the Annual Fees that the director elected to receive in the form of DSUs or RSUs, as applicable, and dividing the product by the closing price of the SVS on the New York Stock Exchange (NYSE) on the last business day of the quarter for DSUs and the closing price of the SVS on the NYSE on the trading day preceding the date of grant for RSUs.
Directors’ Fees Earned in 2021
    All compensation paid in 2021 by the Corporation to its directors is set out in Table 2, except for the compensation of Mr. Mionis, President and CEO of the Corporation, which is set out in Table 16. The Board earned $1,888,587 in Total Annual Fees in respect of 2021, including total grants of $897,707 in DSUs and $482,473 in RSUs (excluding fees paid to Mr. Mionis, whose compensation is set out in Table 16, and fees payable to Onex for the service of Mr. Popatia as a director, which are described in footnote 9 to Table 2).
Table 2: Director Fees Earned in Respect of 2021

	Annual Fees Earned				Allocation of Annual Fees(1)(2)
Name	Annual Board Retainer	Annual Committee Chair Retainer	Travel Fees	Total Fees	DSUs(3)	RSUs(3)	Cash(4)
Robert A. Cascella	$235,000	$10,096 (5)	$2,500(6)	$247,596	$123,798	—	$123,798
Deepak Chopra	$235,000	—	—	$235,000	$176,250	—	$58,750
Daniel P. DiMaggio	$235,000	—	—	$235,000	$176,250	—	$58,750
Laurette T. Koellner	$235,000	$20,000 (7)	—	$255,000	$127,500	—	$127,500
Luis A. Müller(8)	$78,546	—	—	$78,546	$58,909	—	$19,637
Carol S. Perry	$235,000	—	—	$235,000	$235,000	—	—
Tawfiq Popatia(9)	—	—	—	—	—	—	—
Eamon J. Ryan	$235,000	$4,945(5)	—	$239,945	—	$119,973(10)	$119,972
Michael M. Wilson	$360,000	—	$2,500(6)	$362,500	—	$362,500	—
(1)    Directors who had not satisfied the requirements of the Director Share Ownership Guidelines described below were required to elect to receive 0%, 25% or 50% of their 2021 Annual Fees (set forth in the “Total Fees” column above) in cash, with the balance in DSUs. Directors who had satisfied such requirements were required to elect to receive 0%, 25% or 50% of their 2021 Annual Fees in cash, with the balance either in DSUs or RSUs. The Annual Fees received by directors in DSUs for 2021 were credited quarterly, and the number of DSUs granted in respect of the amounts credited quarterly was determined using the closing price of the SVS on the NYSE on the last business day of each quarter, which was $8.37 on March 31, 2021, $7.85 on June 30, 2021, $8.88 on September 30, 2021 and $11.13 on December 31, 2021. The Annual Fees received by directors in RSUs for 2021 were credited quarterly, and the number of RSUs granted in respect of the amounts credited quarterly was determined using the closing price of the SVS on the NYSE on the last business day of each quarter for the first two quarters, which was $8.37 on March 31, 2021 and $7.85 on June 30, 2021, and was determined using the closing price of the SVS on the NYSE on the trading day preceding the day of the grant for the last two quarters, which was $9.00 on September 29, 2021 and $11.03 on December 30, 2021.

(2)    For 2021, the directors elected to receive their Annual Fees as follows:

Director	Cash	DSUs	RSUs
Robert A. Cascella	50%	50%	—
Deepak Chopra	25%	75%	—
Daniel P. DiMaggio	25%	75%	—
Laurette T. Koellner	50%	50%	—
Luis A. Müller	25%	75%	—
Carol S. Perry	—	100%	—
Eamon J. Ryan	50%	—	50%
Michael M. Wilson	—	—	100%
(3)    Amounts in this column represent the grant date fair value of the units issued in respect of 2021 Annual Fees which is the same as their accounting value.
(4)    Amounts in this column represent the portion of 2021 Annual Fees paid in cash.
(5)    Represents the annual retainer for the Chair of the HRCC. Mr. Ryan served as Chair of the HRCC from January 1 to April 29, 2021 and received a prorated annual Chair retainer as appropriate. Mr. Cascella was appointed Chair of the HRCC effective as of the close of the Annual Meeting of Shareholders held on April 29, 2021, and received a prorated annual Chair retainer as appropriate.
(6)    Travel fees were suspended in March 2020 as Board/Committee meetings have been held virtually due to COVID-19; however, travel fees were paid to directors who traveled outside of their home state or province to attend in person the October 2021 Board meetings, which were held as hybrid virtual and in-person meetings.
(7)    Represents the annual retainer for the Chair of the Audit Committee.
(8)    Dr. Müller was appointed to the Board of Directors effective August 31, 2021. For August 31, 2021 to September 30, 2021, Dr. Müller received a prorated quarterly annual Board retainer.
(9)    Mr. Popatia is an officer of Onex and did not receive any compensation in his capacity as a director of the Corporation in 2021; however, Onex received compensation for providing the services of Mr. Popatia as a director in 2021 pursuant to a Services Agreement between the Corporation and Onex, entered into on January 1, 2009 (as amended January 1, 2017, the Services Agreement). The Services Agreement automatically renews for successive one-year terms unless the Corporation or Onex provide notice of intent not to renew. The Services Agreement terminates automatically and the rights of Onex to receive compensation (other than accrued and unpaid compensation) will terminate (a) 30 days after the first day on which Onex ceases to hold at least one MVS of Celestica or any successor company or (b) the date Mr. Popatia ceases to be a director of Celestica, for any reason. Onex receives compensation under the Services Agreement in an amount equal to $235,000 per year (consistent with current annual Board retainer fees) payable in DSUs in equal quarterly installments in arrears. The number of DSUs is determined using the closing price of the SVS on the NYSE on the last day of the fiscal quarter in respect of which the instalment is to be credited.
(10)    In 2021, 12,770 of the RSUs previously issued to Mr. Ryan vested and were settled in SVS (on a one-for-one basis) at his election.
Directors’ Ownership of Securities
Outstanding Share-Based Awards
    Information concerning all outstanding share-based awards as of December 31, 2021 made by the Corporation to each director (other than Mr. Mionis, whose information is set out in Table 17), including awards granted prior to 2021, is set out in Table 3. Such awards consist of DSUs and RSUs. DSUs granted to the individuals set forth below may only be settled in SVS purchased in the open market or an equivalent value in cash (at the discretion of the Corporation). RSUs granted to directors are governed by the terms of the LTIP. Each vested RSU entitles the holder thereof to one SVS; however, if permitted by the Corporation under the terms of the grant, a director may elect to receive a payment of cash in lieu of SVS. No options to acquire SVS may currently be granted to directors under the LTIP, and no options previously granted to directors (or former directors) under the LTIP remain outstanding.

Table 3: Outstanding Share-Based Awards

	Number of Outstanding Securities		Market Value of Outstanding Securities(1) ($)
Name	DSUs (#)	RSUs (#)	DSUs ($)	RSUs ($)
Robert A. Cascella	50,883	—	$566,328	—
Deepak Chopra	68,612	—	$763,651	—
Daniel P. DiMaggio	262,270	—	$2,919,065	—
Laurette T. Koellner	267,099	—	$2,972,812	—
Luis A. Müller(2)	5,629	—	$62,651	—
Carol S. Perry	222,127	—	$2,472,274	—
Tawfiq Popatia(3)	—	—	—	—
Eamon J. Ryan	262,768	33,549	$2,924,608	$373,400
Michael M. Wilson	283,131	40,602	$3,151,248	$451,900
(1)    The market value of DSUs and unvested RSUs was determined using a share price of $11.13, which was the closing price of the SVS on the NYSE on December 31, 2021.
(2)    Dr. Müller was appointed to the Board of Directors effective August 31, 2021.
(3)    No share-based awards have been made to Mr. Popatia; however 317,564 DSUs have been issued to Onex (and are outstanding) pursuant to the Services Agreement since its inception, including 26,396 DSUs issued to Onex for the services of Mr. Popatia as a director of the Corporation in 2021. For further information see footnote 9 to Table 2.
Director Share Ownership Guidelines
    All directors must meet our Director Share Ownership Guidelines within five years of joining the Board (unless they are employees or officers of the Corporation or Onex). The Director Share Ownership Guidelines require that a director hold SVS, DSUs and/or unvested RSUs with an aggregate value equal to 150% of the annual retainer and that the Chair of the Board hold SVS, DSUs and/or unvested RSUs with an aggregate value equal to 187.5% of the annual retainer of the Chair of the Board.
    Each director’s holdings of securities are reviewed annually as of December 31. The following table sets out whether each director standing for election at the next Annual Meeting of Shareholders was in compliance with the Director Share Ownership Guidelines as of December 31, 2021.
Table 4: Shareholding Requirements

	Shareholding Requirements
Director(1)	Target Value as of December 31, 2021	Value as of December 31, 2021(2)	Met Target as of December 31, 2021
Robert A. Cascella	$352,500	$566,328	Yes
Deepak Chopra	$352,500	$763,651	Yes
Daniel P. DiMaggio	$352,500	$2,919,065	Yes
Laurette T. Koellner	$352,500	$2,972,812	Yes
Luis A. Müller(3)	$352,500	$62,651	N/A
Carol S. Perry	$352,500	$2,472,274	Yes
Michael M. Wilson	$675,000	$3,825,748	Yes
(1)    As President and CEO of the Corporation, Mr. Mionis is subject to the Executive Share Ownership Guidelines – see Executive Share Ownership. As an officer of Onex, Mr. Popatia is not subject to the Director Share Ownership Guidelines. Directors have five years from their appointment to comply with the Director Share Ownership Guidelines. Although applicable directors will not be deemed to have breached such Guidelines by reason of a decrease in the market value of the Corporation’s securities, such directors are required to purchase further securities within a reasonable period of time after such occurrence to comply with the Director Share Ownership Guidelines.
(2)    The value of the aggregate number of SVS, DSUs and/or unvested RSUs held by each director is determined using a share price of $11.13, which was the closing price of the SVS on the NYSE on December 31, 2021.
(3)    Dr. Müller was appointed to the Board of Directors effective August 31, 2021 and he is required to comply with the Director Share Ownership Guidelines within five years of his appointment.

Director Attendance
    Directors are expected to be prepared for and attend all Board and respective committee meetings. The following table sets forth the attendance of directors at Board meetings and at meetings of those standing committees of which they are members, from January 1, 2021 to February 22, 2022. All then-members of the Board attended the Corporation’s 2021 Annual Meeting of Shareholders.
Table 5: Directors’ Attendance at Board and Committee Meetings

Director	Board	Audit Committee	HRCC	NCGC	Meetings Attended %
					Board	Committee
Robert A. Cascella	13 of 13	6 of 6	6 of 6	5 of 5	100%	100%
Deepak Chopra	12 of 13	6 of 6	6 of 6	5 of 5	92%	100%
Daniel P. DiMaggio	13 of 13	6 of 6	6 of 6	5 of 5	100%	100%
Laurette T. Koellner	13 of 13	6 of 6	6 of 6	5 of 5	100%	100%
Robert A. Mionis	13 of 13	—	—	—	100%	—
Luis A. Müller(1)	4 of 4	2 of 2	3 of 3	2 of 2	100%	100%
Carol S. Perry	12 of 13	6 of 6	6 of 6	5 of 5	92%	100%
Tawfiq Popatia	13 of 13	—	—	—	100%	—
Eamon J. Ryan	13 of 13	6 of 6	6 of 6	5 of 5	100%	100%
Michael M. Wilson	13 of 13	6 of 6	6 of 6	5 of 5	100%	100%
(1)    Dr. Müller was appointed to the Board of Directors effective August 31, 2021.
    In response to the COVID-19 pandemic, all Board and Committee meetings noted in the above table were held virtually by electronic means other than the October 2021 meetings which were held as hybrid in-person and virtual meetings.

COMPENSATION DISCUSSION AND ANALYSIS

    This Compensation Discussion and Analysis sets out the policies of the Corporation for determining compensation paid to the Corporation’s CEO, its CFO, and the three other most highly compensated executive officers (collectively, Named Executive Officers or NEOs). The NEOs who are the subject of this Compensation Discussion and Analysis are:

Robert A. Mionis — President and Chief Executive Officer
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

Prior to joining Celestica, Mr. Mionis was an Operating Partner at Pamplona, a global private equity firm where he supported several companies across a broad range of industries, including the industrial, aerospace, healthcare and automotive industries. Before joining Pamplona, Mr. Mionis served as President and CEO of StandardAero, leading the company through a period of significant revenue and profitability growth. Over the course of his career he has held a number of operational and service roles at companies in the aerospace, industrial and semiconductor markets, including General Electric, Axcelis Technologies, AlliedSignal and Honeywell. From 2018 to 2021, Mr. Mionis served on the board of Shawcor Ltd., a Canadian oilfield services company listed on the TSX.
Mr. Mionis is a member of the Board of Directors. He holds a Bachelor of Science in Electrical Engineering from the University of Massachusetts.

Mandeep Chawla — Chief Financial Officer
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
Mr. Chawla holds a Master of Finance degree from Queen’s University and a Bachelor of Commerce degree from McMaster University. He is a CPA, CMA.

Jason Phillips — President, CCS
Mr. Phillips was appointed President, CCS, effective January 1, 2019. In this role, he is responsible for strategy and technology development, deployment and execution for Celestica's enterprise and communications businesses. His responsibilities include the strategic development of our HPS business (which includes firmware/software enablement across all primary IT infrastructure data center technologies and aftermarket services) and our new center of excellence in Richardson, Texas, which expands our HPS engineering network and increases our North America manufacturing capacity.

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
Mr. Phillips holds a Bachelor of Science in Business Administration from the University of North Carolina, Chapel Hill.

John “Jack” J. Lawless — Former President, ATS
Mr. Lawless was responsible for strategy development, deployment and execution of Celestica’s A&D, Industrial, HealthTech, Energy and Capital Equipment businesses. Mr. Lawless stepped down from his position as President, ATS effective December 31, 2021 but continues to serve as a special advisor to Mr. Mionis.
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

Todd C. Cooper — Former Chief Operations Officer; current President, ATS
During 2021, Mr. Cooper served as Chief Operations Officer and was responsible for driving operational and supply chain excellence, quality and technology innovation throughout the Corporation, as well as for the enablement of processes that drive value creation. As part of his role, he also led the operations, supply chain, quality, global business services and information technology teams. Effective January 1, 2022, Mr. Cooper was appointed President, ATS. As President, ATS, Mr. Cooper is responsible for strategy development, deployment and execution of Celestica’s A&D, Capital Equipment, HealthTech, Industrial and Energy businesses, as well as for PCI.

Mr. Cooper has over 25 years’ experience in operations leadership and advisory roles, including considerable experience in developing and implementing operational strategies to drive large-scale improvements for global organizations. Prior to joining Celestica, Mr. Cooper led supply chain, procurement, logistics, and sustainability value creation efforts at KKR, a global investment firm. Prior to that, he was the Vice President of Global Sourcing in Honeywell’s Aerospace Division. He previously held various management roles at Storage Technology Corporation, McKinsey & Company, and served as a Captain in the U.S. Army.
He holds a Bachelor of Science in Engineering from the U.S. Military Academy at West Point, a Master of Science in Mechanical Engineering from the Massachusetts Institute of Technology and an MBA from the MIT Sloan School of Management.

Note Regarding Non-IFRS Financial Measures
    This Compensation Discussion and Analysis contains references to operating margin and adjusted return on invested capital (ROIC), each of which is a non-IFRS financial measure (i.e., a ratio based on a non-IFRS financial measure). With respect to all references to these measures (wherever used herein), please note the following:
•    Non-IFRS operating margin is defined as non-IFRS operating earnings divided by revenue. Non-IFRS operating earnings is defined as earnings (loss) before income taxes, Finance Costs (defined below), employee stock-based compensation expense, amortization of intangible assets (excluding computer software) and Other Charges (recoveries) (as defined below).
•    Non-IFRS adjusted ROIC is determined by dividing non-IFRS operating earnings by average net invested capital, which is derived from IFRS financial measures and is defined as total assets less: cash, right-of-use assets, accounts payable, accrued and other current liabilities and provisions, and income taxes payable, using a five-point average to calculate average net invested capital for the year.
•    Finance Costs consist of interest expense and fees related to our credit facility (including debt issuance and related amortization costs), our interest rate swap agreements, our accounts receivable sales program and customer supplier financing programs, and interest expense on our lease obligations, net of interest income earned.
•    Other Charges (recoveries) consist of restructuring charges, net of recoveries, transition costs (costs related to, when applicable: the relocation of our Toronto manufacturing operations and the move of our corporate headquarters into and out of a temporary location; and manufacturing line transfers from closed sites); net impairment charges; Acquisition Costs (as defined below); legal settlements (recoveries); and specified credit facility-related charges.
•    Acquisition Costs consist of acquisition-related consulting, transaction and integration costs, and charges or releases related to the remeasurement of indemnification assets or the release of indemnification or other liabilities recorded in connection with acquisitions.
See “Non-IFRS Financial Measures” in Item 5 of this Annual Report for, among other things, a discussion of the exclusions used to determine these non-IFRS financial measures, how these non-IFRS financial measures are used, and a reconciliation of historical non-IFRS operating margin and non-IFRS adjusted ROIC to the most directly comparable IFRS financial measures, which reconciliations are incorporated herein by reference. These non-IFRS financial measures do not have any standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

    A description and explanation of the significant elements of compensation awarded to the foregoing NEOs during 2021 is set forth below under 2021 Compensation Decisions.
Compensation Objectives
    The Corporation’s executive compensation philosophy is to attract, motivate and retain the leaders who drive the success of the Corporation. In light of this philosophy, we have designed our executive compensation programs and practices to pay for performance, adhere to the Corporation’s risk profile, align the interests of executives and shareholders, incentivize executives to work as a team to achieve our strategic objectives, ensure direct accountability for annual and long-term operating results, and to reflect both business strategy and market norms. The HRCC reviews compensation policies and practices regularly, considers related risks, and makes any adjustments it deems necessary to ensure our compensation policies are not reasonably likely to have a material adverse effect on the Corporation.
    A substantial portion of the compensation of our executives is linked to the Corporation’s performance. The HRCC establishes total target compensation and certain elements of compensation (base salary, short-term incentives and long-term incentives) for the NEOs with reference to the median compensation of the Comparator Group, and other factors including experience, internal pay equity, work location, tenure, and role. Rather than setting pay formulaically to match the median exactly, the Comparator Group is primarily used for setting an anchor point by which to test the reasonableness of compensation. NEOs have the opportunity for higher compensation for performance that exceeds target performance goals, and will receive lower compensation for performance that is below target performance goals.

What We Do	What We Don’t Do
Pay for performance	No repricing of options	X
Focus on long-term compensation using a balanced mix of compensation elements	No hedging or pledging by executives of Celestica securities	X
Ensure the mix of executive compensation balances long-term success, annual performance, and adequate fixed compensation	No steep payout cliffs at certain performance levels that may encourage short-term business decisions to meet payout thresholds	X
Consider market norms and competitive pay practices	No multi-year guarantees	X
Mitigate undue risk in compensation programs	No uncapped incentive plans	X
Retain an independent advisor to the HRCC
Stress-test compensation plan designs
Apply stringent share ownership policies and post-employment hold period for the CEO’s shares
Clawback incentive-based compensation under specified circumstances
Maintain equity plans that provide for change of control treatment for outstanding equity based on a “double trigger” requirement
Set minimum corporate profitability requirement for CTI payments
Establish caps on PSU payout factors
Provide annual shareholder “say-on-pay” advisory vote

The 2021 compensation package was designed to:
•    ensure executives are compensated fairly and in a way that does not result in the Corporation incurring undue risk or encouraging executives to take inappropriate risks;
•    provide competitive fixed compensation (i.e., base salary and benefits), as well as a substantial amount of at-risk pay through our annual and equity-based incentive plans;
•    reward executives for: achieving short-term operational and financial results through annual cash incentives based on the Corporation’s Annual Operating Plan (AOP); achieving long-term operational and financial results as well as superior share price performance relative to a group of technology hardware and equipment companies (through PSUs); and sustained, long-term leadership (through RSUs);
•    align the interests of executives and shareholders through long-term equity-based compensation;
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
Independent Advice
    The HRCC, which has the sole authority to retain and terminate an executive compensation consultant to the HRCC, has engaged Willis Towers Watson (Compensation Consultant) since 2006 as its independent compensation consultant to assist in identifying appropriate comparator companies against which to evaluate the Corporation’s compensation levels, to provide data about those companies, and to provide observations and advice with respect to the Corporation’s compensation practices versus those of chosen comparator companies and the market in general.
    The Compensation Consultant also provides advice (upon request) to the HRCC on the policy recommendations prepared by management and keeps the HRCC apprised of market trends in executive compensation. The Compensation Consultant attended portions of all HRCC meetings held in 2021, in person, by telephone or virtually, as requested by the Chair of the HRCC. At each of its meetings, the HRCC held an in camera session with the Compensation Consultant without any member of management being present. Decisions made by the HRCC, however, are the responsibility of the HRCC and may reflect factors and considerations supplementary to the information and advice provided by the Compensation Consultant.
    Each year, the HRCC reviews the scope of activities of the Compensation Consultant and, if it deems appropriate, approves the corresponding budget. During such review, the HRCC also considers the independence factors required to be considered by the NYSE prior to the selection or receipt of advice from a compensation consultant. After consideration of such independence factors and prior to engaging the Compensation Consultant in 2021, the HRCC determined that the Compensation Consultant was independent. The Compensation Consultant meets with the Chair of the HRCC and management at least annually to identify any initiatives requiring external support and agenda items for each HRCC meeting throughout the year. The Compensation Consultant reports directly to the Chair of the HRCC and is not engaged by management. The Compensation Consultant may, with the approval of the HRCC, assist management in reviewing and, where appropriate, developing and recommending compensation programs to align the Corporation’s practices with competitive practices. Any such service in excess of $25,000 provided by the Compensation Consultant relating to executive compensation must be pre-approved by the Chair of the HRCC. In addition, any non-executive compensation consulting service in excess of $25,000 must be submitted by management to the HRCC for pre-approval, and any services that will cause total non-executive compensation consulting fees to exceed $25,000 in aggregate in a calendar year must also be pre-approved by the HRCC.

    The following table sets out the fees paid by the Corporation to the Compensation Consultant in each of the past two years:
Table 6: Fees of the Compensation Consultant

	Year Ended December 31
	2021	2020
Executive Compensation-Related Fees(1)	C$272,238	C$299,264
All Other Fees(2)	C$14,980	C$11,626
(1)    Services for 2021 and 2020 included support on executive compensation matters that are part of the HRCCs annual agenda (e.g., executive compensation competitive market analysis, review of trends in executive compensation, peer group review, pay for performance analysis and assistance with executive compensation-related disclosure, annual valuation of PSUs for accounting purposes, attendance at all HRCC meetings, and support with ad-hoc executive compensation issues that arose throughout the year). Services for 2020 also included the comprehensive Comparator Group review, market benchmark data for certain executives, and PSU valuation and estimated fair values.
(2)    Other fees for 2021 included a competitive market analysis for certain of our businesses. Other fees for 2020 included an abridged director compensation review.
Compensation Process
    Executive compensation is determined as part of an annual process followed by the HRCC, supported by the Compensation Consultant. The HRCC reviews and approves compensation for the CEO and the other NEOs, including base salaries, target annual incentive awards under the CTI and equity-based incentive grants. The HRCC evaluates the performance of the CEO relative to financial and business goals and objectives approved by the Board from time to time for such purpose. The HRCC reviews data for the Comparator Group and other competitive market data, and consults with the Compensation Consultant before exercising its independent judgment to determine appropriate compensation levels. The CEO reviews the performance evaluations of the other NEOs with the HRCC and provides compensation recommendations. The HRCC considers these recommendations, reviews market compensation information, consults with the Compensation Consultant, and then exercises its independent judgment to determine if any adjustments are required prior to approval of the compensation of such other NEOs. The CEO and the other NEOs are not present at the HRCC meetings when their respective compensation is discussed.
    The HRCC generally meets five times a year, in January, April, July, October and December. The annual executive compensation process typically follows the calendar outlined below:

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

April	•Annual compensation policy review and pension plan review •Assess performance of Compensation Consultant •Diversity and inclusion update
July
•Review and consider shareholder feedback from say-on-pay vote
•Review trends and “hot topics” in compensation governance
•Review and approve Comparator Group for the following year (based on the recommendation of the Compensation Consultant)
•Review talent management strategy and succession plans
•Conduct pay for performance alignment review

October
•Review market benchmark reports for the CEO and other NEOs
•Review and evaluate interim performance relative to corporate goals and objectives for the current year
•Conduct risk assessment of compensation programs

December
•Review and evaluate updated interim performance relative to corporate goals and objectives for the current year
•Review preliminary compensation recommendations and performance objectives for the following year, including base salary recommendations and the value and mix of equity-based incentives (NEO compensation recommendations are developed by the CEO. The CEO’s compensation recommendations are determined by the HRCC in consultation with the Compensation Consultant and the CHRO).
•By reviewing the compensation proposals in advance, the HRCC is afforded sufficient time to discuss and provide input regarding proposed compensation changes prior to the January meeting at which time the HRCC approves the compensation proposals, revised as they deem appropriate, based on input provided at the December meeting.
•Preliminary evaluation of individual performance relative to objectives

HRCC Discretion

    The HRCC may exercise its discretion to either award compensation absent attainment of a relevant performance goal or similar condition, or to reduce or increase the size of any award or payout to any NEO. The HRCC did not exercise such discretion for 2021 compensation with respect to any NEO.
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
    The Corporation’s compensation programs are designed with a balanced approach aligned with its business strategy and risk profile. A number of compensation practices have been implemented to mitigate potential compensation policy risk. It is the HRCC’s view that the Corporation’s 2021 compensation policies and practices did not promote excessive risk-taking that would be reasonably likely to have a material adverse effect on the Corporation, and that appropriate risk mitigation features are in place within the Corporation’s compensation program. In reaching its opinion, the HRCC reviewed key risk-mitigating features in the Corporation’s compensation governance processes and compensation structure including the following:

Governance
Corporate Strategy Alignment	•Our executive compensation program is designed to link executive compensation outcomes with the execution of business strategy and align with shareholder interests.
Compensation Decision-Making Process	•We have formalized compensation objectives to help guide compensation decisions and incentive design and to effectively support our pay for performance policy (see Compensation Objectives).
Shareholder Engagement	•We have a shareholder outreach program through which we solicit feedback on our corporate governance, executive compensation program, and other matters.
Non-binding Shareholder Advisory Vote on Executive Compensation	•We annually hold an advisory vote on executive compensation, allowing shareholders to express approval or disapproval of our approach to executive compensation.
Annual Review of Incentive Programs
•Each year, we review and set performance measures and targets for the CTI and for PSU grants under the long-term incentive plans that are aligned with the business plan and our risk profile to ensure continued relevance and applicability.
•When new compensation programs are considered, they are stress-tested to ensure potential payouts would be reasonable within the context of the full range of performance outcomes. CEO compensation is stress-tested annually in addition to any stress-tests for new compensation programs.

External Independent Compensation Advisor
•On an ongoing basis, the HRCC retains the services of an independent compensation advisor to provide an external perspective as to marketplace changes and best practices related to compensation design, governance and compensation risk management.

Overlapping Committee Membership	•All of our independent directors sit on the HRCC to provide continuity and to facilitate coordination between the Committee’s and the Board’s respective oversight responsibilities.
Compensation Program Design
Review of Incentive Programs
•At appropriate intervals, we conduct a review of our compensation strategy, including pay philosophy and program design, in light of business requirements, shareholder views, market practice and governance considerations.

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
•The mix of variable compensation provides a strong pay for performance relationship.
•The NEO compensation package provides a competitive base level of compensation through salary, and mitigates the risk of encouraging the achievement of short-term goals at the expense of creating and sustaining long-term shareholder value, as NEOs benefit if shareholder value increases over the long-term.

“One-company” Annual Incentive Plan
•Celestica’s “one-company” annual incentive plan (CTI) helps to mitigate risk-taking by tempering the results of any one business unit on Celestica’s overall corporate performance, and aligning executives and employees in the various business units and regions with corporate goals.

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
•Additionally, target performance on a second performance measure must be achieved for payment above target on any other performance measure.
•Each of the CTI and PSU payouts have a maximum payout of two times target.

Share Ownership Requirement
•Our share ownership guidelines require executives to hold a significant amount of our securities to help align their interests with those of shareholders’ and our long-term performance.
•This practice also mitigates against executives taking inappropriate or excessive risks to improve short-term performance at the expense of longer-term objectives.
•In the event of the cessation of Mr. Mionis’ employment with us for any reason, he will be required to retain the share ownership level set out in the Executive Share Ownership Guidelines on his termination date for the 12 month period immediately following his termination date as set out in Mr. Mionis’ amended CEO employment agreement effective August 1, 2016 (CEO Employment Agreement).

Anti-hedging and Anti-pledging Policy
•Executives and directors are prohibited from: entering into speculative transactions and transactions designed to hedge or offset a decrease in the market value of our securities; purchasing our securities on margin; borrowing against our securities held in a margin account; and pledging our securities as collateral for a loan.

Clawback Policy and Provisions
•The Clawback Policy provides for recoupment of incentive compensation from the NEOs if the Corporation is required to restate financial statements due to, directly or indirectly, one or more NEOs having engaged in fraud, intentional misconduct or gross negligence or committed a material breach of the BCG Policy. Additionally, incentive compensation is subject to clawback if an executive has committed a material breach of certain post-employment provisions. See Clawback Policy and Provisions below.

“Double Trigger”	•The LTIP and Celestica Share Unit Plan (CSUP) provide for change-of-control treatment for outstanding equity based on a “double trigger” requirement.
Severance Protection	•NEOs’ entitlements on termination without cause are in part contingent on complying with confidentiality, non-solicitation and non-competition obligations.
Pay For Performance Analysis	•Periodic scenario-testing of the executive compensation programs is conducted, including a pay for performance analysis.

Comparator Group
Global Presence
    While the Corporation is incorporated and headquartered in Canada, we have a global business strategy and we compete for executive talent worldwide. We operate a network of sites and centers of excellence strategically located in North America, Europe and Asia, with specialized end-to-end supply chain capabilities tailored to meet specific market and customer product lifecycle requirements.
    The EMS industry is highly competitive, and certain of our businesses are extensively technical and highly specialized requiring a highly skilled leadership team.

Broadly diversified footprint operating globally across 40+ sites
2021 Comparator Group
    Celestica’s approach to executive pay benchmarking has evolved over time and reflects the changes in Corporation’s strategic direction. The evolution of our business model, as well as external market conditions, led us to reconsider the companies comprising the Comparator Group. Specifically, it is important to Celestica that the Comparator Group reflect the global scale of executive talent required to drive our strategic vision. We therefore undertook a comprehensive review during 2020 of our approach to the companies comprising our Comparator Group to ensure that it properly reflected our market for executive talent and the financial characteristics and highly specialized and diversified operations of the Corporation as it progressed from a transformative phase to an anticipated growth phase.
    A majority of our current executive officers were not recruited from the Canadian market. Our three most recent CEOs (including Mr. Mionis) and three of the four other NEOs have come from the U.S. We have no EMS competitors in Canada, and non-EMS companies of similar size, that are based exclusively within Canada do not provide the desired EMS business and operational knowledge required for the complexity of our business.
    The Compensation Consultant prepared an in-depth review of potential changes to the Comparator Group, which was presented to the HRCC, with consideration for the following criteria:

Financial performance
•revenue is the driver of relative scope/complexity and is the financial measure that is most strongly correlated with executive pay
•the range of revenue of the Comparator Group is provided below; Celestica’s 2020 revenue was above the median:

•other financial indicators were used in addition to revenue, such as market capitalization, earnings before interest and taxes (EBIT) margin and other financial indicators which align with our strategic direction
•these financial attributes ensure the alignment of executive pay with that of companies with similar financial characteristics as well as affordability of incentive plans

Company size and complexity	•companies with similar size and complexity recruit from the same executive talent pool
Industry	•similarly sized industry comparables were further refined based on other financial indicators •review of technology companies associated with the EMS industry
Peers of peers	• analysis of the comparator groups of certain peer companies within the EMS industry
Input from management	•perspectives of management regarding which organizations were most relevant from a business operations and talent competitor perspective

    Based on these criteria, the Compensation Consultant recommended and the HRCC approved the following Comparator Group, which is comprised of U.S.-based technology companies, to be used in the determination of 2021 executive compensation:
Table 7: Comparator Group

Benchmark Electronics Inc.	NetApp, Inc.
Ciena Corp.	ON Semiconductor Corporation
CommScope Holdings Company, Inc.	Plexus Inc.
Curtiss-Wright Corporation	Sanmina Corporation
Diebold Nixdorff, Incorporated	ScanSource Inc.
Juniper Networks, Inc.	Seagate Technology PLC
Keysight Technologies Inc.	Trimble Inc.
NCR Corporation	Xerox Holdings Corporation

    During 2021, the HRCC reviewed the Comparator Group for 2022 executive compensation, and no changes were made.

    Additionally, broader market compensation survey data for other similarly-sized organizations as well as U.S. technology companies and Canadian general industry companies with global operations provided by the Compensation Consultant is analyzed in accordance with a process approved by the HRCC. The HRCC also considered proxy disclosure for companies in the Comparator Group, as well as survey data, among other factors, in making compensation decisions for the CEO and the other NEOs.

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
Clawback Policy and Provisions
    In 2021, the HRCC approved a new Clawback Policy applicable to the NEOs which provides that if the Corporation is required to restate financial statements due to, directly or indirectly, one or more NEOs having (a) engaged in fraud, intentional misconduct or gross negligence or (b) committed a material breach of the BCG Policy, the following clawbacks will apply: (i) reduction of the number or value of, or cancellation or termination of, all or any portion of incentive compensation awarded or granted to the breaching NEO in the 12 months prior to date of breach; and (ii) disgorgement or reimbursement of all or any portion of any incentive compensation paid, awarded or granted to such executive, as well as proceeds realized from any such award or grant in the 12 months prior to the date of breach.
    Additionally, the Executive Policy Guidelines were updated in 2021 to include provisions that all incentive compensation paid or awarded to executives (including the NEOs) may be subject to clawback in the event an executive has committed a material breach of certain post-employment provisions (non-competition, non-solicitation or disclosure of confidential information). The clawbacks include reduction of the number or value of, or cancellation and termination, of all or any portion of any incentive compensation that was awarded or granted to the executive or vested, in each case in the two-year period prior to the date of breach and/or disgorgement or reimbursement of all or any portion of any incentive compensation paid, awarded or granted to such executive, as well as proceeds realized from any such award or grant, in each case in the two year period prior to the date of breach.
    For the purposes of these clawbacks and recoupment, incentive compensation means, without limitation, short-term cash incentives, equity-based incentives and any other incentive-based compensation.
    In addition, under the terms of all equity grants made to employees (including the NEOs) under the LTIP and the CSUP, an amount equal to the market value of the shares (or in the case of options, the intrinsic value realized by the executive) at the time of release, net of taxes, is required to be repaid to the Corporation if, within 12 months of the release date, there was a breach of certain post-employment provisions (non-competition, non-solicitation or disclosure of confidential information).
    Executives who are terminated for cause also forfeit all unvested RSUs, PSUs and stock options as well as all vested and unexercised stock options.
Executive Share Ownership
    The Corporation has executive share ownership guidelines (Executive Share Ownership Guidelines) which require specified executives to hold a multiple of their base salary in specified securities of the Corporation as shown in Table 8. Executives subject to the Executive Share Ownership Guidelines are expected to achieve the specified ownership within a period of five years following the later of: (i) the date of hire, or (ii) the date of promotion to a level subject to the ownership guidelines. Compliance is reviewed annually as of December 31 of each year. The HRCC reviewed the Executive Share Ownership Guidelines in July 2021 and no policy changes were made. The table below sets forth the compliance status of the applicable NEOs with the Executive Share Ownership Guidelines as of December 31, 2021:

Table 8: Executive Share Ownership Guidelines

Name	Executive Share Ownership Guidelines	Share and Share Unit Ownership (Value)(1)	Share and Share Unit Ownership (Multiple of Salary)
Robert A. Mionis(2)	$4,750,000 (5 × salary)	$20,193,237	21.3x
Mandeep Chawla	$1,650,000 (3 × salary)	$3,973,477	7.2x
Jason Phillips	$1,455,000 (3 × salary)	$3,217,561	6.6x
Jack J. Lawless	$1,380,000 (3 × salary)	$4,846,392	10.5x
Todd C. Cooper	$1,455,000 (3× salary)	$5,291,491	10.9x
(1)    Consists of: (i) SVS beneficially owned as of December 31, 2021, (ii) all unvested RSUs held as of December 31, 2021, and (iii) PSUs that settled on February 6, 2022 at 74% of target, which, on December 31, 2021, was the Corporation’s anticipated payout and at vesting was the actual payout; the value of which was determined using a share price of $11.13, the closing price of SVS on the NYSE on December 31, 2021.
(2)    For additional details regarding Mr. Mionis’ share and share unit ownership, see Table 17 and Item 6.E. of this Annual Report.
    The CEO Employment Agreement provides that, in the event of the cessation of Mr. Mionis’ employment with the Corporation for any reason, he will be required to retain the share ownership level set out in the Executive Share Ownership Guidelines on his termination date for the 12-month period immediately following his termination date.
Compensation Elements for the Named Executive Officers
    Our executive compensation program is comprised of the following elements:

Elements	Rationale
Base Salary	Provides a fixed level of compensation intended to reflect the scope of an executive’s responsibilities and level of experience and to reward sustained performance over time, as well as to approximate competitive base salary levels
Annual Cash Incentives	Aligns executive performance with the Corporation’s annual goals and objectives
Equity-Based Incentives
• RSUs	Provides a strong incentive for long-term executive retention
• PSUs	Aligns executives’ interests with shareholder interests and provides incentives for long-term performance
Benefits	Designed to help ensure the health and wellness of executives
Pension	Designed to assist executives in saving for their retirement
Perquisites	Perquisites are provided to executives on a case-by-case basis as considered appropriate and in the interests of the Corporation
Compensation Element Mix
    In order to ensure that our executive compensation program is market competitive, we annually review the program design and pay levels of companies in the Comparator Group and other competitive market data. We assess total target direct compensation (base salary, annual cash incentive and equity grants) as well as specific elements of compensation when reviewing market information relative to our executive compensation program. The HRCC uses the median of the Comparator Group as a guideline when determining total target direct compensation but is not bound to any target percentile for any specific element of compensation. In addition to competitive market data, we also consider executive compensation in the context of an executive’s level of responsibility, experience, performance relative to their internal peers and succession planning. In determining appropriate positioning relative to the Comparator Group and internal peers, we utilize a multi-year approach for setting and transitioning target compensation for executives who are new in their role.

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
At-Risk Compensation
    The vast majority of compensation paid to the NEOs is in the form of compensation that is variable and at-risk based on performance. A significant component of our executive at-risk pay is equity-based incentives, whose value is linked directly to the value of our SVS, ensuring alignment with the interests of shareholders. Further, CTI awards are contingent upon the Corporation’s financial and operational performance and are therefore also at-risk.
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
Celestica Team Incentive Plan
    The CTI is a broad-based annual incentive program for all eligible employees, including the NEOs. The objective of the CTI is to motivate employees to achieve our short-term corporate goals, and to reward them accordingly. The payout amount for each participant in the CTI is based on actual achievement levels with respect to: (i) a corporate performance factor (CPF), which is based on the achievement of specified corporate goals; and (ii) an individual performance factor (IPF), which is based on achievement of individual performance goals. Payouts can vary from 0% to 200% of the Target Award (as defined below) depending on performance.
Payments under the CTI are made in cash and are determined in accordance with the following formula:

CPF
At the beginning of the performance period, management sets certain corporate financial targets in alignment with the Board-approved AOP. The HRCC approves such targets once finalized, and the Corporation’s results relative to the approved targets are measured to determine the CPF at the end of the performance period.
The CPF can vary from 0% to 200%, depending on the level of achievement of the corporate financial targets, subject to the following two parameters (CTI Parameters):
(1) a separate minimum corporate profitability requirement must be achieved for the CPF to exceed zero; and
(2) target non-IFRS operating margin must be achieved for any other measures under the CPF to pay above target.
The CTI Parameters are set in addition to the achievement of CPF corporate financial targets in order to ensure challenging goals are reflective of our current business environment and that CTI aligns with our pay for performance philosophy.
The CPF must be greater than zero for an executive to receive any CTI payment.

IPF
Individual contribution is recognized through the IPF component of the CTI. At the beginning of the performance period, eligible employees, including the NEOs, set individual specific goals and objectives to be achieved in the year which include both quantitative and qualitative objectives. NEOs also review their goals and objectives with the CEO in order to align the goals and objectives of the executive leadership team, and once finalized are approved by the CEO. The goals and criteria may include, for example, individual performance relative to segment or company business results, ESG metrics, teamwork, leadership, execution of responsibilities and key accomplishments.
At the end of the year, an NEO’s IPF is determined through the annual performance review process which is based on an evaluation of the NEO’s performance measured against the NEO’s specific goals and criteria and is approved by the HRCC as recommended by the CEO.
The IPF can increase an NEO’s CTI award by a factor of up to 1.5x, subject to an overall CTI award cap of two times the Target Award, or reduce an NEO’s CTI award to zero depending on individual performance. An IPF of less than 1.0 will result in a reduction of the CTI award payment otherwise payable, and an IPF of zero will result in no CTI Payment.

Target Incentive	The Target Incentive is a percentage of a NEO’s base salary and is determined based on competitive market data.
Target Award	The Target Award is a NEO’s Target Incentive multiplied by their base salary.
Maximum Award	Although the combination of a CPF of 200% and an IPF of 1.5x may mathematically result in an amount in excess of two times the Target Award, all CTI awards are capped at two times the Target Award.
Equity-Based Incentives
    The Corporation’s equity-based incentives for the NEOs consist of RSUs, PSUs and/or stock options. The objectives of equity-based compensation are to:
•    align the NEOs’ interests with those of shareholders and incent appropriate behaviour for long-term performance;
•    reward the NEOs’ contributions to the Corporation’s long-term success; and
•    enable the Corporation to attract, motivate and retain qualified and experienced employees.
    At the January meeting, the HRCC determines the dollar value and mix of the equity-based grants to be awarded to the NEOs, if any. On the grant date, the dollar value is converted into the number of units that will be granted using the closing price of the SVS on the trading day prior to the grant date. The annual grants are made following the blackout period that ends not less than 48 hours after the Corporation’s year-end results have been released. The mix of equity-based incentives is reviewed and approved by the HRCC each year, and is based on factors including competitive grant practices, balance between performance incentive and retention value, and the effectiveness of each equity vehicle for motivating and retaining critical leaders.
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
    In addition to the annual equity grants, management may award equity-based incentives in order to attract new executive hires and to retain current executives in special circumstances. Such grants are reviewed in advance with the Chairs of the Board and HRCC, and are subject to ratification by the HRCC. No such grants were made to NEOs in 2021, with the exception of an additional grant to Mr. Cooper of 24,691 RSUs – see 2021 Compensation Decisions below for a description of this award.
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
Stock Options
    NEOs may be granted stock options under the LTIP (no stock options have been granted to the NEOs after 2015). The exercise price of a stock option is the closing market price on the business day prior to the date of the grant. Stock options granted by the Corporation generally vest at a rate of 25% annually on each of the first four anniversaries of the date of grant and expire after a ten-year term. The LTIP is not an evergreen plan and no stock options have been re-priced.
Other Compensation
Benefits
    NEOs participate in the Corporation’s health, dental, pension, life insurance and long-term disability programs. Benefit programs are determined with consideration given to market median levels in the local geographic region.
Perquisites
Perquisites are provided to executives on a case-by-case basis as considered appropriate in the interests of the Corporation. NEOs are entitled to an annual comprehensive medical examination at a private health clinic. Where applicable, tax equalization is provided to all NEOs as an integral part of the Corporation’s Short-Term Business Travel Program and is designed to maintain an individual’s tax burden at approximately the same level it would have otherwise been had they remained in their home country. Due largely to variables such as timing and tax rate differences between Canada and the U.S., tax equalization amounts may vary from year to year. While the Corporation is incorporated and headquartered in Canada, our business is global and we compete for executive talent worldwide. In addition, our executives are often required to travel extensively. As a result, we believe it is appropriate to make tax equalization payments in order to attract and retain non-Canadian executive officers with specific capabilities as well as to ensure that our executives do not incur any additional tax burden as a result of the business travel necessitated by the global nature of our business. Although we also cover housing expenses for Mr. Mionis while in Canada, we are re-evaluating his housing requirements in light of changes to business travel requirements.

2021 Compensation Decisions
    Each element of compensation is considered independently of the other elements. However, the total package is reviewed to ensure that the achievement of target levels of corporate and individual performance will result in total compensation that is generally comparable to the median total compensation of the Comparator Group.
Base Salary
    The base salaries for the NEOs were reviewed during 2021, taking into account individual performance and experience, level of responsibility and median competitive data. The HRCC approved the increases shown in the following table for Messrs. Chawla, Phillips and Cooper in 2021 in order to align their respective base salaries with the median base salary of executives with similar roles within the Comparator Group.
    The following table sets forth the annual base salary for the NEOs for the years ended December 31, 2019 through December 31, 2021:
Table 9: NEO Base Salary Changes

NEO	Year	Salary ($)	% Increase
Robert A. Mionis	2021	$950,000	—
	2020	$950,000	—
	2019	$950,000	—
Mandeep Chawla	2021	$550,000	10%
	2020	$500,000	9%
	2019	$460,000	2%
Jason Phillips	2021	$485,000	5%
	2020	$460,000	—
	2019	$460,000	8%
Jack J. Lawless	2021	$460,000	—
	2020	$460,000	—
	2019	$460,000	—
Todd C. Cooper	2021	$485,000	5%
	2020	$460,000	—
	2019	$460,000	—

Annual Incentive Award (CTI)
    2021 Company Performance Factor

    The CPF component of the CTI for 2021 was based on the achievement of specified corporate financial targets for the year (2021 Targets). The 2021 Targets were revenue (Revenue Target) and non-IFRS operating margin (OM Target), as these measures were determined to be aligned with the Corporation’s continuing key objectives of driving profitable growth on both a “top line” and “bottom line” basis. As both measures were deemed to be equally important, the same weight was given to each target. The same measures and associated weight were used in 2020.

    Targets were initially considered in January 2021 in conjunction with the establishment of the 2021 AOP and in the context of the continued uncertainty regarding the impacts of COVID-19 on our business. As the year progressed, actions were taken to enhance the resiliency of our supply chain, while simultaneously sharpening its focus on investments in our value-added businesses to grow the business. The executive team took proactive steps to improve the organization’s focus in this regard. In determining the final targets, the HRCC considered the positive impact of these actions on the 2021 AOP as well as shareholder expectations that were expressed in our shareholder engagement initiatives with respect to the need to ensure alignment of executive pay with company performance. As a result, the final 2021 Revenue Target was set higher than the corresponding revenue target in 2020 and actual 2020 revenue, and at a level that was determined to be both challenging, yet attainable. The 2021 OM Target was finalized as originally considered since it was determined to satisfactorily represent achievement of the expected value in 2021, and demonstrate growth from the prior year’s results. The 2021 Revenue Target and the 2021 OM Target were approved by the HRCC and used to determine the CPF for 2021 CTI awards.

    The CTI Parameters that specifically indicate that no minimum CTI payments are guaranteed, and there is a maximum CTI payout of two times the Target Award for which the CTI cannot exceed. Under the first CTI Parameter, a minimum corporate profitability requirement must be achieved in order for any CTI award to be payable at all. That requirement was achieved in 2021 and therefore CTI awards were payable. Under the second CTI Parameter, a cap applies such that, in order for the revenue component of the CPF to pay above target (regardless of the actual revenue achievement level), target non-IFRS operating margin must be achieved, which it was. The percentage achievement for each measure was then determined by interpolating between the factor that corresponds to threshold, target and maximum, as applicable. Each achievement factor was then multiplied by its weight (50%) in order to determine the weighted achievement.
    The CPF for 2021 was based on 116% based on the results in the following table:
Table 10: Company Performance Factor

Measure	Weight	Threshold	Target	Maximum	Achieved Results	Weighted Achievement
Non-IFRS operating margin	50%	2.95%	3.7%	4.45%	4.2%	159%
IFRS revenue	50%	$5,336M	$5,800M	$6,264M	$5,635M	73%
CPF						116%
    2021 Individual Performance Factor
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
    At the beginning of each year, the HRCC and the CEO agree on performance goals for the CEO that are then approved by the Board. Goals for the other NEOs that align with the CEO’s goals are then established and agreed to between the CEO and the respective NEOs. The performance of the CEO and the other NEOs is measured against the established goals and also contains qualitative elements, such that criteria for, and the amount of, the IPF remains at the discretion of the HRCC. However, the CPF must be greater than zero for an executive to be entitled to any CTI payment.

    In 2021, the HRCC approved an increase in Mr. Chawla’s Target Incentive from 80% (initially established upon his appointment as CFO in 2017) to 100%. As part of our multi-year approach for setting target compensation and to better align his target short-term incentives with those of CFOs within the Comparator Group, the HRCC approved this increase.
CEO
    In assessing Mr. Mionis’ individual performance, the HRCC considers the Corporation’s objectives and results achieved, personal performance objectives as determined annually, as well as other factors the Committee considers relevant to the role of CEO. Key results that were considered in determining Mr. Mionis’ IPF for 2021 are included below:

Objective	2021 Performance Results
Meet Our Commitments
•Met or exceeded a number of financial performance goals for 2021
•Focused on operational cost productivity and continued to drive improved and more predicable ramp performance
•Realized robust bookings aligned with growth aspirations in both of our ATS and CCS segments

Return to Growth
•Completed long-term strategic objective of transitioning to higher value markets
•Achieved a return to top-line year-over-year revenue growth in Q4 2021
•Non-IFRS operating margin of 4.2% was up 70 basis points compared to 2020
•HPS business achieved a record $1.15 billion in revenue in 2021

Optimize Operations
•Celestica Operating System continued to drive optimization of operations through standardized best practices
•Advanced planning processes, supply chain management, and collaboration with our customers and suppliers helped to partially mitigate the impact of materials constraints
•While inventory performance fell below expectations (due to carrying higher inventory levels to mitigate the impact of supply chain constraints), achieved cash cycle days in line with plan

Enable the Enterprise
•Enhanced talent practices and improved succession readiness
•Made significant progress on our three-year roadmap to entrench diversity and inclusion into our culture
•Development of specific actions in response to D&I Survey and Employee Engagement survey
•Embedded ESG strategy and oversight into our management system
•Created operational plans and reporting mechanisms to achieve our target of 30% reduction in GHG emissions by 2025
•Successfully completed enterprise-enablement initiatives, including mitigating compliance risks and improving connectivity and data analytics platforms
•Continued to prioritize the health and safety of employees during the pandemic while meeting customer commitments
•As a result of operational resilience and safety measures, operated at near pre-COVID-19 production capacity at most of our sites during 2021

    Despite a number of significant challenges in 2021, including materials constraints and the ongoing impacts from COVID-19 in select locations, the Corporation achieved strong financial results led by year-over-year improvements in our ATS segment and another solid year in our CCS segment driven by strength in HPS business. Our bookings continued to outperform our expectations, our quality and productivity performance was further strengthened, and we expanded our technology capabilities, people practices, and focus on ESG matters. In addition, the HRCC and the Board believe that the growth initiatives undertaken in both segments, led by the PCI acquisition in our ATS segment and HPS roadmap in our CCS segment, have placed the Corporation into an even better position to drive profitable growth in 2022 and beyond. As a result, the HRCC and the Board determined that Mr. Mionis exceeded expectations for the year, and approved an IPF of 1.3 for 2021.
Other NEOs
    The performance of the NEOs other than the CEO is assessed at year-end relative to objective measures that align with the targets for the CEO. The CEO assesses each other NEO’s contributions to the Corporation’s results, including such NEO’s contributions as a part of the senior leadership team. Based on the CEO’s assessment, the HRCC considered each NEO to have met or exceeded expectations for 2021 based on each of their individual performance and contribution to corporate goals and objectives. Factors considered in the evaluation of each NEO’s IPF included the following:

Mandeep Chawla
•Rigorously evaluated financial liquidity needs during the strategic transformation and led the enhancements to our current credit facility, including an expansion of our borrowing capacity with improved terms
•Effectively managed the negotiation and closing of the PCI acquisition
•Partnered with the CEO and business leaders to successfully complete the Corporation’s strategic transformation in pursuit of profitable growth, shareholder value creation and enhanced transparency to stakeholders

Jason Phillips
•Drove record HPS revenue of $1.15 billion, representing growth of 34% compared to 2020, led by demand strength and new program ramps with service providers and supported by continuing data center growth
•Achieved CCS segment margin of 4.4% in Q4 2021 (highest since 2015) driven by strength in HPS business
•Established a center of excellence in Richardson, Texas, expanding our HPS engineering network and increasing our North America manufacturing capacity

Jack J. Lawless
•ATS segment saw strong revenue growth in 2021, driven by continued strength in our Capital Equipment business and organic growth in our Industrial business
• Successfully contributed to our portfolio diversification efforts by supporting the PCI acquisition
•Expanded our engineering services business and grew engineering led bookings compared to 2020

Todd C. Cooper
•Successfully led advanced planning processes, supply chain management, and collaboration with our customers and suppliers to mitigate the impact of global supply chain constraints on our revenue
•Achieved meaningful progress in the integration of the Celestica Operating System to drive continuous improvements and consistent processes across the Celestica network to increase operational efficiencies
•Led Celestica’s robust COVID-19 business continuity management program to minimize disruptions during the pandemic and to minimize impacts to employee health and well-being across our global network

    2021 CTI Awards
    The following table sets forth information with respect to the potential and actual awards under the CTI for the NEOs during 2021:
Table 11: 2021 CTI Awards

Name	Target Incentive %(1)	Potential Award for Below Threshold Performance	Potential Award for Threshold Performance(2)	Potential Award for Target Performance(2)	Potential Maximum Award(2)	Amount Awarded	Amount Awarded as a % of Base Salary
Robert A. Mionis	125%	$0	$296,875	$1,187,500	$2,375,000	$1,790,750	189%
Mandeep Chawla	100%	$0	$134,589	$538,356	$1,076,712	$736,902	134%
Jason Phillips	80%	$0	$95,836	$383,342	$766,685	$569,187	117%
Jack J. Lawless	80%	$0	$92,000	$368,000	$736,000	$426,880	93%
Todd C. Cooper	80%	$0	$95,836	$383,342	$766,685	$511,379	105%
(1)    The Target Incentive for each NEO was not changed from 2021 except for Mr. Chawla whose Target Incentive was increased from 80% to 100%.
(2)    Award amounts in these columns are calculated based on an IPF of 1.0.
NEO Equity Awards and Mix
    Target equity-based incentives were determined for the NEOs with reference to the median awards of the Comparator Group. Consideration was also given to individual performance, the roles and responsibilities of the NEOs, retention value and market trends. The mix of equity in respect of 2021 compensation was comprised of 40% RSUs and 60% PSUs (in accordance with executive compensation program design changes implemented in 2018). See Compensation Elements for the Named Executive Officers — Equity-Based Incentives for a general description of the process for determining the amounts of these awards.
    In addition to the annual grant to the NEOs, Mr. Cooper received a grant of 24,691 RSUs on February 2, 2021 based on a share price of $8.10, which was the closing price of the SVS on the NYSE on February 1, 2021. The RSUs will vest in their entirety on the second anniversary of the grant. This award was made to Mr. Cooper in order to recognize his leadership through unprecedented, prolonged conditions within our operations as a result of COVID-19.

    The following table sets forth equity awards granted to the NEOs on February 2, 2021 as part of their 2021 compensation as well as the additional RSU award granted to Mr. Cooper:
Table 12: NEO Equity Awards

Name	RSUs (#)(1)	PSUs (#)(2)	Stock Options (#)	Value of Equity Award(3)
Robert A. Mionis	355,555	533,333	—	$7,200,000
Mandeep Chawla	96,296	144,444	—	$1,950,000
Jason Phillips	83,950	125,925	—	$1,700,000
Jack J. Lawless	86,419	129,629	—	$1,750,000
Todd C. Cooper	108,641	125,925	—	$1,900,000
(1)    Grants were based on a share price of $8.10, which was the closing price of the SVS on the NYSE on February 1, 2021 (the last business day before the date of grant).
(2)    Assumes achievement of 100% of target level performance.
(3)    Represents the aggregate grant date fair value of the RSUs and PSUs.
    The RSUs granted in 2021 vest rateably over a three-year period, commencing on the first anniversary of the date of grant (other than the additional award of RSUs granted to Mr. Cooper in February 2021). The value of the RSUs granted on February 2, 2021 was determined at the January 2021 meeting of the HRCC. The number of RSUs granted was determined using the closing price of the SVS on February 1, 2021 (the day prior to the date of grant) on the NYSE of $8.10.
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

Formula	Description
Preliminary Vesting % based on OM Result	The percentage of PSUs that will vest based on the OM Result (Preliminary Vesting %) can range between 0% and 200% of the Target Grant. The Preliminary Vesting % will be subject to initial adjustment based on the ROIC Factor and further adjustment based on the TSR Factor, as described below, provided that the maximum number of PSUs that may vest will not exceed 200% of the Target Grant.
Preliminary Vesting % subject to modification by a factor of either −25%, 0% or +25% based on ROIC Factor	The Corporation’s ROIC Factor will be measured relative to a pre-determined non-IFRS adjusted ROIC range approved by the Board. The Preliminary Vesting % will not be modified if the ROIC Factor is within that pre-determined range. The Preliminary Vesting % will be increased or decreased by 25% if the ROIC Factor is above or below that predetermined range, respectively (as so adjusted, the Secondary Vesting %). The ROIC Factor cannot increase the actual number of PSUs that vest to more than 200% of the Target Grant.
Secondary Vesting % subject to modification by a factor ranging from −25% to +25% based on TSR Factor	TSR measures the performance of a company’s shares over time. It combines share price appreciation and dividends, if any, paid over the relevant period to determine the total return to the shareholder expressed as a percentage of the share price at the beginning of the performance period. With respect to each TSR Comparator (as defined below), TSR is calculated as the change in share price over the three-year performance period (plus any dividends) divided by the share price at the beginning of the period, where the average daily closing share price for the month of December 2020 is the beginning share price and the average daily closing price for the month of December 2023 will be the ending share price. The TSR of the Corporation is calculated in the same manner in respect of the SVS (the Corporation does not currently pay dividends).
	For purposes of determining modifications to the Secondary Vesting % based on the TSR Factor, the HRCC determined that for PSUs granted in 2021, the Corporation’s TSR will be measured relative to the S&P Americas BMI Technology Hardware & Equipment Index as of January 1, 2021 (BMI Index), with the addition of Flex Ltd. (the only EMS-peer company not already included in the BMI Index), that remain publicly traded on an established U.S. stock exchange for the entire performance period (TSR Comparators). The BMI Index is comprised of technology hardware and equipment subsector companies with business diversification. The HRCC determined that the attributes of the BMI Index, including its alignment with both the U.S. technology peers used for overall executive compensation benchmarking and Celestica’s business models made it appropriate for PSU vesting determinations. The Corporation’s market capitalization is positioned around the median of the TSR Comparators.
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
	Celestica’s TSR Positioning	TSR Modification Factor
	90th Percentile	25%
	50th Percentile	0%
	10th Percentile	-25%
Summary
Total PSU Vesting Percentage =
(1) Preliminary Vesting % based on OM Result;
(2) Preliminary Vesting % is subject to modification by a factor of either −25%, 0% or +25%, based on ROIC Factor (Secondary Vesting %); and
(3) Secondary Vesting % is subject to modification by a factor ranging from −25% to +25% based on TSR Factor.

Note Regarding the Use of Non-IFRS Operating Margin
Non-IFRS operating margin is utilized as a performance measure in both the CPF of the CTI and for PSU performance as we believe it closely aligns with both our short-term and long-term profitability goals and is a key metric to measure the value we deliver to shareholders. In the CTI, annual non-IFRS operating margin is used (together with revenue) to measure short-term profitable growth. For PSUs, the non-IFRS operating margin target is based on the Corporation’s long-term strategic plan, as it is not measured until the last year of the performance period, and vesting is subject to modification based on other measures (including TSR). As a result, the non-IFRS operating margin target and the relevant time-period for achievement, are different under the CTI and PSUs (one year for CTI and three years for PSUs), and therefore we do not consider the use of non-IFRS operating margin to be duplicative.

Realized and Realizable Compensation
    CEO Realized and Realizable Compensation
    The following table is a look back at CEO compensation that compares the total target direct compensation awarded to Mr. Mionis for the years ended December 31, 2017 through December 31, 2021 to his realized and realizable compensation for each such year.

Table 13: CEO Realized and Realizable Compensation

	Fully Realized			Not Fully Realized
	2017	2018	2019	2020	2021
Total Target Direct Compensation(1)	$7,582,021	$9,337,500	$9,337,500	$9,337,500	$9,337,500
Realized and Realizable Compensation(2)	$4,433,564(3)	$5,090,158(3)	$ 9,340,985(3)	$12,075,427(4)	$12,634,073(4)
Realized and Realizable Compensation as a % of Total Target Direct Compensation	58%	55%	100%	129%	135%
(1)    The total target direct compensation value represents Mr. Mionis’ salary, target CTI award and the target value of share-based awards (i.e., 100% for PSUs).
(2)    The realized and realizable value for 2017 - 2019 represents actual salary paid, actual CTI award paid and share based awards at vest date value (and demonstrates fully-realized compensation, as the vesting or performance period for all equity grants in such years has ended). The realized and realizable value for 2020 and 2021 represents actual salary paid, actual CTI award paid, vest-date value for the portion of RSU grants which had vested by December 31, 2021, and for the portion of share-based awards which had not vested by such date, an assumed value of $11.13 per share (the closing price of the SVS on the NYSE on December 31, 2021) and assumed vesting of PSUs at target performance of 100%, which may not be the ultimate amount earned.
    Compensation for 2020 and 2021 has only been partially realized, such that a significant portion remains realizable and is “at-risk” as described in footnote 4 below.
(3)    The following table includes the CPF for CTI awards actually paid and the vesting percentage of PSUs granted in each year:

Year	CPF under CTI	PSUs as % of Target
2017	83%	40%
2018	80%	26%
2019	34%	74%
2020	182%
2021	116%
(4)    Mr. Mionis’ 2020 and 2021 compensation has not been fully realized and a significant portion remains “at-risk” as follows (representing the December 31, 2021 value of: PSUs whose performance period does not conclude until the end of 2022 and 2023, respectively, and RSUs granted in each such year that remain unvested):

Year	Amount Still “At-Risk”
2020	$7,812,281
2021	$9,893,323

    NEO Realized and Realizable Compensation
    The following table is a look back at compensation for all NEOs that compares the total target direct compensation awarded to the NEOs for the years ended December 31, 2017 through December 31, 2021 to their realized and realizable compensation for each such year.
Table 14: NEO Realized and Realizable Compensation

	Fully Realized			Not Fully Realized
	2017	2018	2019	2020	2021
Total Target Direct Compensation(1)	$16,088,075	$19,049,426	$19,155,708	$19,904,386	$20,267,253
Realized and Realizable Compensation(2)	$10,113,460(3)	$10,972,171(3)	$18,973,951(3)	$25,698,446(4)	$26,865,812(4)
Realized and Realizable Compensation as a % of Total Target Direct Compensation	63%	58%	99%	129%	133%
(1)    The total target direct compensation value represents the NEOs’ salary, target CTI award and the target value of share-based awards (i.e., 100% for PSUs).
(2)    The realized and realizable value for 2017 - 2019 represents actual salary paid, actual CTI award paid and share based awards at vest date value (and demonstrates fully-realized compensation, as the vesting or performance period for all equity grants in such years has ended). The realized and realizable value for 2020 and 2021 represents actual salary paid, actual CTI award paid, vest-date value for the portion of RSU grants which had vested by December 31, 2021, and for the portion of share-based awards which had not vested by such date, an assumed value of $11.13 per share (the closing price of the SVS on the NYSE on December 31, 2021) and assumed vesting of PSUs at target performance of 100%, which may not be the ultimate amount earned. Compensation for 2020 and 2021 has only been partially realized, such that a significant portion remains realizable and is “at-risk” as described in footnote 4 below.
(3)    The following table includes the CPF for CTI awards actually paid and the vesting percentage of PSUs granted in each year:

Year	CPF under CTI	PSUs as % of Target
2017	83%	40%
2018	80%	26%
2019	34%	74%
2020	182%
2021	116%

(4)    The NEOs’ 2020 and 2021 compensation has not been fully realized and a significant portion remains “at-risk” as follows (representing the December 31, 2021 value of: PSUs whose performance period does not conclude until the end of 2022 and 2023, respectively, and RSUs granted in each such year that remain unvested):

Year	Amount Still “At-Risk”
2020	$15,528,303
2021	$19,924,002

Total Shareholder Return
Table 15: TSR vs. NEO Compensation(1)
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
(1)    NEO total target direct compensation value represents salary, target CTI award and the target value of share-based awards (i.e., 100% for PSUs) and option awards (if applicable) for all NEOs reported in the Corporation’s Annual Report on Form 20-F each year. NEO realized and realizable value represents actual salary paid, actual CTI award paid and share-based awards at vest date value (and for the portion of share-based awards that had not vested as of December 31, 2021, at an assumed value of $11.13 per share, the closing price of the SVS on the NYSE on December 31, 2021, and assumed vesting of PSUs at target performance of 100%, which may not be the ultimate amount earned).
    A significant portion of NEO compensation is at-risk to support our pay for performance culture. We believe the realized value of the long-term incentives granted to NEOs, and the performance of the PSUs in particular (the value of which will not be realized, if at all, until the end of the relevant three-year performance period), more closely mirror the trend in share price movement and serve to better demonstrate the alignment of the interests of management with those of our shareholders than total target direct compensation.

EXECUTIVE COMPENSATION

    This section contains references to operating margin and adjusted ROIC, which are non-IFRS financial measures (i.e., ratios based on non-IFRS financial measures). See Compensation Discussion and Analysis — Note Regarding Non-IFRS Measures for definitions of such non-IFRS financial measures, and where to find a discussion of the exclusions used to determine such measures, how they are used, as well as a reconciliation of historical non-IFRS operating margin and non-IFRS adjusted ROIC to the most directly comparable IFRS financial measures.
Summary Compensation Table
    The following table sets forth the compensation of the NEOs for the years ended December 31, 2019 through December 31, 2021.
Table 16: Summary Compensation Table

					Non-equity Incentive Plan Compensation
Name & Principal Position	Year	Salary ($)	Share- based Awards ($)(1)(2)	Option- based Awards ($)(3)	Annual Incentive Plans ($)(4)	Pension Value ($)(5)	All Other Compensation ($)(6)	Total Compensation ($)
Robert A. Mionis	2021	$950,000	$7,200,000	—	$1,790,750	$249,200	$292,382	$10,482,332
President and Chief Executive	2020	$950,000	$7,200,000	—	$2,375,000	$89,735	$500,220	$11,114,955
Officer	2019	$950,000	$7,200,000	—	$383,562	$131,850	$691,354	$9,356,766
Mandeep Chawla(7)	2021	$538,356	$1,950,000	—	$736,902	$110,942	$3,901	$3,340,101
Chief Financial Officer	2020	$490,492	$1,850,000	—	$784,787	$46,876	$4,399	$3,176,554
	2019	$457,534	$1,600,000	—	$118,227	$61,346	$1,462	$2,238,569
Jason Phillips(7)	2021	$479,178	$1,700,000	—	$569,187	$80,342	$26,925	$2,855,632
President, CCS	2020	$460,000	$2,000,000	—	$736,000	$29,057	$27,594	$3,252,651
	2019	$438,137	$1,600,000	—	$113,215	$31,828	$58,826	$2,242,006
Jack J. Lawless(8)	2021	$460,000	$1,750,000	—	$426,880	$70,902	$21,432	$2,729,214
President, ATS	2020	$460,000	$1,750,000	—	$636,272	$29,509	$16,512	$2,892,293
	2019	$460,000	$1,750,000	—	$118,864	$46,357	$19,247	$2,394,468
Todd C. Cooper(9)	2020	$479,178	$1,900,000	—	$511,379	$80,342	$48,664	$3,019,563
Chief Operations Officer	2020	$460,000	$1,600,000	—	$736,000	$29,509	$17,100	$2,842,609
	2019	$460,000	$1,600,000	—	$118,864	$52,058	$16,800	$2,247,722
(1)    All amounts in this column represent the grant date fair value of share-based awards. Amounts in this column for 2021 represent RSU and PSU grants to all NEOs, and the additional RSU grant (with a grant date fair value of $200,000) to Mr. Cooper, all made on February 2, 2021, which was made to Mr. Cooper in order to recognize his leadership through unprecedented, prolonged conditions within our operations as a result of COVID-19. Grants were based on a share price of $8.10, which was the closing price of the SVS on the NYSE on February 1, 2021 (the day prior to the date of the grant). Amounts in this column for 2020 represent RSU and PSU grants to all NEOs, and the additional grant to Mr. Phillips’ of a performance award of $400,000 in PSUs, all made on February 4, 2020. The 2020 grants were based on a share price of $8.89, which was the closing price of the SVS on the NYSE on February 3, 2020 (the day prior to the date of the grant). Amounts in this column for 2019 represent RSU and PSU grants made on February 6, 2019 to all NEOs and an additional grant of 22,124 RSUs made to Mr. Phillips on August 6, 2019 in recognition of his expanded responsibilities. The February 2019 grants were based on a share price of $8.04, which was the closing price of the SVS on the NYSE on February 5, 2019 (the day prior to the date of the grant) and the August 2019 grant to Mr. Phillips was based on a share price of $6.78, which was the closing price of the SVS on the NYSE on August 5, 2019 (the day prior to the date of the grant). See Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Equity-Based Incentives for a description of the process followed in determining the grants for 2021, and see Compensation Discussion and Analysis — 2021 Compensation Decisions — Equity-Based Incentives for a description of the vesting terms of the RSU and PSU awards. Grants made in-year are reported for such year.
(2)    The estimated accounting fair value of the share based awards is calculated using the market price of SVS as defined under each of the plans and in the case of PSUs, various fair value pricing models may apply. The accounting fair values for the PSU portion of the share based awards in Table 16 reflect various assumptions as to estimated vesting for such awards in accordance with applicable accounting standards. The grant date fair value of the RSU portion of the share based awards in Table 16 is the same as their accounting fair value. The grant date fair value for the PSU portion of the share based awards reflects the dollar amount of the award intended for compensation purposes, based on the market value of the underlying shares on the grant dates based on an assumption of the vesting of 100% of the target number of PSUs granted. The accounting fair value for all share based awards in the table assumed a zero forfeiture rate. The number of PSUs granted in 2019 – 2021 that will actually vest will range from 0% to 200% of the target number granted and will be primarily based on the Corporation’s OM Result in the final year of the three-year performance period, subject to modification by the Corporation’s ROIC Factor and TSR Factor over the performance period, as described in detail under NEO Equity Awards and Mix above. 74% of the target amount of PSUs granted in 2019 settled in February 2022. For PSUs granted in 2019 – 2021, the Corporation’s TSR was measured relative to that of companies in the BMI Index, with the addition of Flex Ltd, that remain publicly traded on an established U.S. stock exchange for the entire performance period. The Corporation estimated the grant date fair value of the TSR Factor using a Monte Carlo simulation model. The number of awards expected to be earned was factored into the grant date Monte Carlo valuation for the award. The accounting grant date fair value is not subsequently adjusted regardless of the eventual number of awards that are earned based on TSR. The grant date fair value for the non-TSR based performance measurement and modifier was based on the market value of our SVS at the time of grant and may be adjusted in subsequent periods to reflect a change in the estimated level of achievement related to the applicable performance condition. The accounting grant date fair value is not subsequently adjusted regardless of the eventual number of awards that were earned based on the market performance condition.
(3)    There were no stock options granted to the NEOs in 2019, 2020 or 2021.
(4)    Amounts in this column represent CTI incentive payments made to NEOs. See Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Celestica Team Incentive Plan for a description of the CTI.
(5)    Amounts in this column represent Celestica’s contributions to defined contribution pension plans (other than 401(k) plans) on behalf of the NEOs — see Pension Plans for a full description of the plans. Contributions for Messrs. Mionis, Phillips, Lawless and Cooper are reported in U.S. dollars. Contributions for Mr. Chawla are reported in U.S. dollars, having been converted from Canadian dollars at the average exchange rate for 2021 of $1.00 equals C$1.2533.
(6)    Amounts in this column for Mr. Mionis include amounts for items provided for under the CEO Employment Agreement, which for 2021 consisted of tax equalization payments of $189,260, housing expenses of $75,080 while in Canada, group life insurance premiums of $7,482 and a 401(k) contribution of $17,400. For 2020, the amount in this column for Mr. Mionis consisted of tax equalization payments of $400,602, housing expenses of $72,196 while in Canada, group life insurance premiums of $7,482 and a 401(k) contribution of $17,100. For 2019, the amount in this column for Mr. Mionis consisted of tax equalization payments of $578,947, housing expenses of $72,569 while in Canada, group life insurance premiums of $8,105 and a 401(k) contribution of $16,800. Amounts in this column for Mr. Chawla for 2021 include a tax equalization payment of $2,311. Amounts in this column for Mr. Chawla for 2020 include a tax equalization payment of $2,582. Amounts in this column for Mr. Phillips for 2021 include a tax equalization payment of $9,340 and a 401(k) contribution of $17,085. Amounts in this column for Mr. Phillips for 2020 consisted of a tax equalization payment of $10,121 and a 401(k) contribution of $16,973. For 2019, the amount in this column for Mr. Phillips include a tax equalization payment of $41,719 and a 401(k) contribution of $16,607. Amounts in this column for Mr. Lawless for 2021 consisted of a tax equalization payment of $4,770 and a 401(k) contribution of $16,662. Amounts in this column for Mr. Lawless for 2020 consisted of a 401(k) contribution of $16,512. For 2019, the amount in this column for Mr. Lawless include tax equalization payments of $3,451 and a 401(k) contribution of $15,796. Amounts in this column for Mr. Cooper for 2021 consisted of a tax equalization payment of $31,264 and a 401(k) contribution of $17,400. Amounts in this column for Mr. Cooper for 2020 consisted of a 401(k) contribution of $17,100. For 2019, the amount in this column for Mr. Cooper include a 401(k) contribution of $16,800. In accordance with the Corporation’s Short-Term Business Travel Program, tax equalization payments for all NEOs were made to maintain each NEO’s tax burden at approximately the same level it would have otherwise been had they remained in their home country. Due largely to variables such as timing and tax rate differences between Canada and the U.S., tax equalization amounts may vary from one year to the next and the net benefit may be positive or negative in the year. While the Corporation is incorporated and headquartered in Canada, our business is global, and we compete for executive talent worldwide. As a result, we believe it is appropriate to make tax equalization payments under certain circumstances in order to attract and retain non-Canadian executive officers with specific capabilities and to ensure that our executives do not incur any additional tax burden as a result of the business travel necessitated by the global nature of our business.
(7)    In 2021, the HRCC approved increases to the base salaries of Messrs. Chawla, Phillips and Cooper in order to align their respective base salaries with the median base salary of executives with similar roles within the Comparator Group. In April 2020, Mr. Chawla’s base salary was increased to better align it with the median base salary of CFOs within the Comparator Group, and to reflect the expanded scope of his responsibilities to include additional functional areas. In 2019, the HRCC approved an increase in Mr. Chawla’s base salary. Mr. Phillips was appointed President, CCS effective January 1, 2019 and his base salary increased as a result. In August 2019, Mr. Phillips’ base salary was increased to reflect his significantly expanded responsibilities.
(8)    Mr. Lawless stepped down from his position as President, ATS Celestica effective December 31, 2021, but continues to serve as a special advisor to Mr. Mionis.
(9)    Mr. Cooper was appointed President, ATS effective January 1, 2022.

Option-Based and Share-Based Awards
    The following table provides details of each stock option grant outstanding (vested and unvested) and the aggregate number of unvested share-based awards for each of the NEOs as of December 31, 2021.
Table 17: Outstanding Option-Based and Share-Based Awards(1)

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the- Money Options ($)	Number of Shares or Units that have not Vested (#)(2)	Payout Value of Share- Based Awards that have not Vested at Minimum ($)(3)	Payout Value of Share- Based Awards that have not Vested at Target ($)(3)	Payout Value of Share-Based Awards that have not Vested at Maximum ($)(3)	Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Robert A. Mionis
Aug. 1, 2015	298,954	C$17.52	Aug. 1, 2025	—	—	—	—	—	—
Feb. 6, 2019	—	—	—	—	537,313	—	$5,980,294	$11,960,587	—
Feb. 4, 2020	—	—	—	—	701,912	$2,403,779	$7,812,281	$13,220,782	—
Feb. 2, 2021	—	—	—	—	888,888	$3,957,327	$9,893,323	$15,829,319	—
Total	298,954	—	—	—	2,128,113	$6,361,106	$23,685,898	$41,010,688	—
Mandeep Chawla
Feb. 6, 2019	—	—	—	—	119,402	—	$1,343,308	$2,686,616	—
Feb. 4, 2020	—	—	—	—	180,352	$624,313	$2,029,014	$3,433,715	—
Feb. 2, 2021	—	—	—	—	240,740	$1,083,359	$2,708,397	$4,333,435	—
Total	—	—	—	—	540,494	$1,707,672	$6,080,719	$10,453,766	—
Jason Phillips
Feb. 6, 2019	—	—	—	—	108,208	—	$1,204,355	$2,408,710	—
Aug. 6, 2019	—	—	—	—	14,749	$164,156	$164,156	$164,156	—
Feb. 4, 2020	—	—	—	—	186,328	$534,173	$2,073,831	$3,275,715	—
Feb. 2, 2021	—	—	—	—	209,875	$934,364	$2,335,909	$3,737,454	—
Total	—	—	—	—	519,160	$1,632,693	$5,778,251	$9,586,035	—
Jack J. Lawless
Feb. 6, 2019	—	—	—	—	130,597	—	$1,453,545	$2,907,089	—
Feb. 4, 2020	—	—	—	—	170,603	$584,247	$1,898,811	$3,213,376	—
Feb. 2, 2021	—	—	—	—	216,048	$961,843	$2,404,614	$3,847,385	—
Total	—	—	—	—	517,248	$1,546,090	$5,756,970	$9,967,850	—
Todd C. Cooper
Feb. 6, 2019	—	—	—	—	119,402	—	$1,328,944	$2,657,889	—
Feb. 4, 2020	—	—	—	—	155,980	$534,173	$1,736,057	$2,937,942	—
Feb. 2, 2021	—	—	—	—	234,566	$1,209,174	$2,610,720	$4,012,265	—
Total	—	—	—	—	509,948	$1,743,347	$5,675,721	$9,608,096	—
(1)    See Compensation Discussion and Analysis — 2021 Compensation Decisions — Equity-Based Incentives for a discussion of the equity-based grants.
(2)    Includes unvested RSUs, as well as PSUs assuming achievement of 100% of target level performance.
(3)    Payout values at minimum vesting include the value of RSUs only, as the minimum value of PSUs would be $0.00 if the minimum performance condition is not met. Payout value at target vesting is determined assuming vesting of 100% of the target number of PSUs granted and payout values at maximum vesting is determined assuming vesting of 200% of the target number of PSUs granted. Payout values for Mr. Chawla were determined using a share price of C$14.10, which was the closing price of the SVS on the TSX on December 31, 2021, converted to U.S. dollars at the average exchange rate for 2021 of $1.00 equals C$1.2533. Payout values for Messrs. Mionis, Phillips, Lawless and Cooper were determined using a share price of $11.13, which was the closing price of the SVS on the NYSE on December 31, 2021.

    The following table provides details for each NEO of the value of option-based and share-based awards that vested during 2021 and the value of annual incentive awards earned in respect of 2021 performance.
Table 18: Incentive Plan Awards — Value Vested or Earned in 2021

Name	Option-based Awards — Value Vested During the Year ($)	Share-based Awards — Value Vested During the Year ($)(1)	Non-equity Incentive Plan Compensation — Value Earned During the Year ($)(2)
Robert A. Mionis	—	$4,097,987	$1,790,750
Mandeep Chawla	—	$944,908	$736,902
Jason Phillips	—	$1,457,901	$569,187
Jack J. Lawless	—	$984,218	$426,880
Todd C. Cooper	—	$910,652	$511,379
(1)    Amounts in this column reflect: (i) share-based awards released in 2021 for Messrs. Mionis, Lawless, Phillips and Cooper based on the price of the SVS on the NYSE as follows:

Type of Award	Vesting Date	Price
PSU	February 1, 2021	$7.96
RSU	February 4, 2021	$8.69
RSU	February 5, 2021	$8.99
RSU	February 8, 2021	$9.14
PSU	April 1, 2021	$8.48
RSU	December 1, 2021	$10.20
and (ii) share-based awards released in 2021 for Mr. Chawla based on the price of the SVS on the TSX as follows:

Type of Award	Vesting Date	Price
PSU	February 1, 2021	C$10.23
RSU	February 4, 2021	C$11.15
RSU	February 8, 2021	C$11.60
RSU	December 1, 2021	C$13.08
Certain values in this column were converted to U.S. dollars from Canadian dollars at the average exchange rate for 2021 of $1.00 equals C$1.2533. With respect to previously-issued PSUs that vested in 2021, the overall vesting percentage was 26% based on the Corporation’s non-IFRS operating margin, non-IFRS adjusted ROIC and TSR performance.
(2)    Consists of payments under the CTI made on February 18, 2022 in respect of 2021 performance. See Compensation Discussion and Analysis — 2021 Compensation Decisions — Annual Incentive Award — Target Award. These are the same amounts as disclosed in Table 16 under the column “Non-equity Incentive Plan Compensation — Annual Incentive Plans”.
No gains were realized by NEOs from exercising stock options in 2021.

Securities Authorized for Issuance Under Equity Compensation Plans
Table 19: Equity Compensation Plans as at December 31, 2021(1)

Plan Category		Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Securities Remaining Available for Future Issuance Under Equity Compensation Plans(2) (#)
Equity Compensation Plans Approved by Securityholders	LTIP (Options)	417,353	C$16.05	N/A(3)
	LTIP (RSUs)	74,151	N/A	N/A(3)
	LTIP (PSUs)	—	N/A	N/A(3)
	Total(4)	491,504	C$16.05	9,519,069
(1)    This table sets forth information, as of December 31, 2021, with respect to SVS authorized for issuance under the LTIP, and does not include SVS purchased (or to be purchased) in the open market to settle equity awards under the LTIP or the Corporation’s other equity compensation plans. The LTIP, which was approved by the Corporation’s shareholders, is the only equity compensation plan pursuant to which the Corporation may issue new SVS to settle equity awards.
(2)    Excluding securities that may be issued upon exercise of outstanding stock options, warrants and rights.
(3)    The LTIP provides for a maximum number of securities that may be issued from treasury, but does not provide separate maximums for each type of award thereunder.
(4)    The total number of securities issuable upon the exercise/settlement of outstanding grants under all equity compensation plans approved by shareholders represents 0.394% of the total number of outstanding shares at December 31, 2021 (LTIP (Options) — 0.335%; LTIP (RSUs) — 0.059%; and LTIP (PSUs) — 0.00%).
Equity Compensation Plans
Long-Term Incentive Plan
    The LTIP (which was approved by the Corporation’s shareholders) is the only securities-based compensation plan providing for the issuance of securities from treasury under which grants have been made and continue to be made by the Corporation since it was listed on the TSX and the NYSE. Under the LTIP, the Board of Directors may in its discretion from time to time grant stock options, share units (in the form of RSUs and PSUs) and stock appreciation rights (SARs) to employees and consultants of the Corporation and affiliated entities.
    Up to 29,000,000 SVS may be issued from treasury pursuant to the LTIP. The number of SVS that may be issued from treasury under the LTIP to directors is limited to 2,000,000; however, the Corporation decided in 2004 that stock option grants under the LTIP would no longer be made to directors. Under the LTIP, as of February 22, 2022, 19,231,148 SVS have been issued from treasury, 404,353 SVS are issuable under outstanding stock options, 74,151 SVS are issuable under outstanding RSUs, and no SVS are issuable under outstanding PSUs. Accordingly, as of February 22, 2022, 9,768,852 SVS are reserved for issuance from treasury pursuant to current and potential future grants of securities-based compensation under the LTIP. In addition, the Corporation may satisfy obligations under the LTIP by acquiring SVS in the open market.
    As of February 22, 2022, the Corporation had a “gross overhang” of 7.3% under the LTIP. “Gross overhang” refers to the total number of shares reserved for issuance from treasury under equity plans at any given time relative to the total number of shares outstanding, including shares reserved for outstanding equity-based awards under the LTIP. The Corporation’s “net overhang” (i.e. the total number of shares that have been reserved for issuance from treasury to satisfy outstanding equity grants to employees and outstanding RSU grants to directors relative to the total number of shares outstanding) was 0.4%.
    As of December 31, 2021, the Corporation had an “overhang” for stock options of 8.0%, representing the number of shares reserved for issuance from treasury for outstanding stock options as at such date, together with shares reserved for potential future grants of stock options, relative to the total number of shares outstanding as at such date.
    The Corporation had a “burn rate” for the LTIP for each of the years 2021, 2020 and 2019, of 0.1%, 0.0% and 0.0%, respectively. “Burn rate” is calculated by dividing the number of awards granted during the applicable year (including the target amount of PSUs granted), by the weighted average number of securities outstanding for the applicable year.

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
Celestica Share Unit Plan
    The CSUP provides for the issuance of RSUs and PSUs in the same manner as provided in the LTIP, except that the Corporation may not issue shares from treasury to satisfy its obligations under the CSUP and there is no limit on the number of share units that may be issued as RSUs and PSUs under the terms of the CSUP. Issuances under the CSUP may be settled in cash or SVS at the discretion of the Corporation. The share units may be subject to vesting requirements, including any time-based conditions established by the Board of Directors at its discretion. The vesting of PSUs also requires the achievement of specified performance-based conditions as determined by the HRCC. There is no “burn rate” for the CSUP because issuances under the CSUP are not from treasury and are therefore non-dilutive.
Pension Plans
    The following table provides details of the amount of Celestica’s contributions to its defined contribution pension plans on behalf of the NEOs, and the accumulated value thereunder as of December 31, 2021 for each NEO.
Table 20: Defined Contribution Pension Plan

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at End of Year(1) ($)
Robert A. Mionis(2)	$1,064,437	$249,200	$1,530,246
Mandeep Chawla(2)	$410,949	$110,942	$570,771
Jason Phillips	$409,841	$80,342	$583,149
Jack J. Lawless	$344,590	$70,902	$495,480
Todd C. Cooper	$122,376	$80,342	$224,811
(1)    The difference between (i) the sum of the Accumulated Value at Start of Year column plus the Compensatory column and (ii) the Accumulated Value at End of Year column is attributable to non-compensatory changes in the Corporation’s accrued obligations during the year ended December 31, 2021.
(2)    The difference between the Accumulated Value at Start of Year reported here and the Accumulated Value at End of Year reported in our 2020 Annual Report on Form 20-F for Messrs. Mionis and Chawla is attributable to different exchange rates used in our 2020 Annual Report on Form 20-F and in this Annual Report. The exchange rate used in our 2020 Annual Report on Form 20-F was $1.00 = C$1.3422.

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
U.S. Pension Plans
    Messrs. Mionis, Phillips, Lawless and Cooper participate in the Corporation’s U.S. pension plans comprised of two defined contribution retirement programs, one of which qualifies as a deferred salary arrangement under section 401(k) of the U.S. Internal Revenue Code (401(k) Plan). Under the 401(k) Plan, participating employees may defer 100% of their pre-tax earnings subject to any statutory limitations. The Corporation may make contributions for the benefit of eligible employees. The 401(k) Plan allows employees to choose how their account balances are invested on their behalf within a range of investment options provided by third-party fund managers. The Corporation contributes: (i) 3% of eligible compensation for the participant, and (ii) up to an additional 3% of eligible compensation by matching 50% of the first 6% contributed by the participant. The maximum contribution of the Corporation to the 401(k) Plan, based on the Internal Revenue Code rules and the 401(k) Plan formula for 2021 was $19,500 (plus an additional $6,500 for an individual over the age of 50). Messrs. Mionis, Phillips, Lawless and Cooper also participate in a supplementary retirement plan that is also a defined contribution plan (U.S. Supplementary Plan). Under the U.S. Supplementary Plan, the Corporation contributes to the participant an annual amount equal to the difference between 8% of the participant’s salary and paid incentive and the amount that Celestica would contribute to the 401(k) Plan assuming the participant contributes the amount required to receive the matching 50% contribution by Celestica. A notional account is maintained for Messrs. Mionis, Lawless and Cooper, and they are entitled to select from among the investment options available in the 401(k) Plan for the purpose of determining the return on their notional accounts.
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
    The following table summarizes the incremental payments and benefits to which Mr. Mionis would have been entitled upon a change in control occurring on December 31, 2021, or if his employment had been terminated on December 31, 2021 as a result of a change in control, retirement or termination without cause (or with good reason).
Table 21: Mr. Mionis’ Benefits

	Cash Portion	Value of Option-Based and Share-Based Awards(1)	Other Benefits(2)	Total
Termination without Cause/with Good Reason or Change in Control with Termination	$4,275,000	—	$633,200	$4,908,200
Change in Control with no Termination or Retirement	—	—	—	—
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
    The following tables summarize the incremental payments to which Messrs. Chawla, Phillips, Lawless and Cooper would have been entitled upon a change in control occurring on December 31, 2021, or if their employment had been terminated on December 31, 2021 as a result of a change in control, retirement or termination without cause.
Table 22: Mr. Chawla’s Benefits

	Cash Portion(1)	Value of Option-Based and Share-Based Awards(2)	Other Benefits	Total
Termination without Cause or Change in Control with Termination	$2,200,000	—	—	$2,200,000
Change in Control with no Termination or Retirement	—	—	—	—
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

Table 23: Mr. Phillips’ Benefits

	Cash Portion(1)	Value of Option-Based and Share-Based Awards(2)	Other Benefits	Total
Termination without Cause or Change in Control with Termination	$1,746,000	—	—	$1,746,000
Change in Control with no Termination or Retirement	—	—	—	—
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
Table 24: Mr. Lawless’ Benefits

	Cash Portion(1)	Value of Option-Based and Share-Based Awards(2)	Other Benefits	Total
Termination without Cause or Change in Control with Termination	$1,656,000	—	—	$1,656,000
Change in Control with no Termination or Retirement	—	—	—	—
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
Table 25: Mr. Cooper’s Benefits

	Cash Portion(1)	Value of Option-Based and Share-Based Awards(2)	Other Benefits	Total
Termination without Cause or Change in Control with Termination	$1,746,000	—	—	$1,746,000
Change in Control with no Termination or Retirement	—	—	—	—
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
Performance Graph
    The following chart compares the cumulative TSR of C$100 invested in SVS with the cumulative TSR of the S&P/TSX Composite Total Return Index for the period from December 31, 2016 to December 31, 2021.
Table 26: Performance Graph

    An investment in the Corporation on December 31, 2016 would have resulted in an 11% decrease in value over the five-year period ended December 31, 2021 compared with a 61% increase that would have resulted from an investment in the S&P/TSX Composite Total Return Index over the same period. Over the same period, annual total direct compensation for NEOs (actual salary paid, actual CTI awards paid and the value of long-term incentive awards (at target in the case of PSUs) granted in the respective years) increased by 27%.
    In 2021, we met or exceeded a number of our financial performance goals, realized a 38% increase in our share price (from $8.07 on December 31, 2020 to $11.13 on December 31, 2021 on the NYSE), and our TSR outperformed the S&P/TSX Composite Total Return Index by 13% and the Global Industry Classification (GICS) 4520 – Technology Hardware and Equipment TSR by 22%. We believe that these 2021 results validate the successful execution of our strategic transformation, and that the Corporation is now positioned for profitable growth. We further believe that the Corporation’s strategic transformation, in addition to materials constraints, and demand reductions and other adverse impacts on our business related to COVID-19 resulted in significant price and volume fluctuations in the market price of our SVS, and negatively impacted our TSR in recent years.
    In the medium to long-term, compensation of the NEOs is directly impacted by the market value of the SVS, as a significant portion of such NEO compensation is comprised of RSUs and PSUs with realized compensation tied to the market value of the SVS (and in the case of PSUs, tied to other financial performance metrics of the Corporation over a three-year performance period). We believe the realized value of the long-term incentives granted to NEOs, and the performance of the PSUs in particular, serve to better demonstrate the alignment of pay for performance. In addition to share performance, the achievement of the Corporation’s strategic objectives and other financial measures (such as revenue and non-IFRS operating margin) are used to assess the alignment our executive pay with the Corporation’s performance. See Realized and Realizable Compensation above.
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
The Board has determined that Mr. Cascella, Mr. Chopra, Mr. DiMaggio, Ms. Koellner, Dr. Müller, Ms. Perry, Mr. Ryan and Mr. Wilson (constituting a majority of the Board) are independent directors under applicable independence standards in Canada and under NYSE listing standards.
Except for the right to receive deferred compensation, no director is entitled to benefits from Celestica under any service contracts when they cease to serve as a director. See Item 6(B), "Compensation."
Communications with the Board
Shareholders and other interested parties may confidentially communicate directly with the Chair of the Board, or all non-management directors (directors who are not executive officers of the Company) or independent directors individually or as a group, by writing to any of the foregoing c/o Investor Relations, Celestica Inc., 5140 Yonge Street, Suite 1900, Toronto, Ontario, Canada M2N 6L7; phone 416-448-2211. Any such letters will be delivered unopened to the Chair of the Board or to the appropriate addressee(s) or their designees.

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
Audit Committee
The Audit Committee in 2021 consisted of Ms. Koellner (Chair), Mr. Cascella, Mr. Chopra, Mr. DiMaggio, Dr. Müller (commencing upon his appointment to the committee effective August 31, 2021), Ms. Perry, Mr. Ryan and Mr. Wilson, all of whom the Board determined to be independent directors for audit committee purposes (as that term is defined by applicable Canadian and SEC rules and in the NYSE listing standards) and financially literate. All of the audit committee members have held executive positions with large corporations or financial services companies. The Audit Committee has a well-defined mandate which, among other things, sets out its relationship with, and expectations of, the external auditors, including the determination of the independence of the external auditors and approval of any non-audit services of the external auditor; the engagement, evaluation, remuneration and termination of the external auditor; its relationship with, and expectations of, the internal auditor function and its oversight of internal control; and the disclosure of financial and related information. In addition to fulfilling the responsibilities as set forth in its mandate, the Audit Committee has established procedures to review the qualifications, expertise, resources and the overall performance of the Corporation's external auditor. The Audit Committee has direct communication channels with the internal and external auditors to discuss and review specific issues and has the authority to retain and fund such independent legal, accounting, or other advisors as it may consider appropriate. The Audit Committee reviews and approves the mandate and plan of the internal audit department on an annual basis. The Audit Committee's duties include responsibility for reviewing financial statements with management and the auditors, monitoring the adequacy of Celestica's internal control procedures, and reviewing the adequacy of Celestica's processes for identifying and managing risk.
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
The Audit Committee has received the written disclosures and the letter from the independent accountant as required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with the independent accountant the independent accountant's independence; and

Based on such review and discussions, the Audit Committee recommended to the Board that the audited financial statements be included in this Annual Report for the year ended December 31, 2021 for filing with the SEC.
The Audit Committee:
Mr. Cascella
Mr. Chopra
Mr. DiMaggio
Ms. Koellner
Dr. Müller
Ms. Perry
Mr. Ryan
Mr. Wilson
Human Resources and Compensation Committee

The HRCC in 2021 consisted of Mr. Cascella (Chair as of April 29, 2021), Mr. Ryan (Chair through April 29, 2021), Mr. Chopra, Mr. DiMaggio, Dr. Müller (commencing upon his appointment to the committee effective August 31, 2021), Ms. Koellner, Ms. Perry and Mr. Wilson, all of whom the Board determined to be independent directors for compensation committee purposes pursuant to the applicable Canadian and SEC rules and the NYSE listing standards. It is the responsibility of the HRCC to define and communicate compensation policies and principles that reflect and support our strategic direction, business goals and desired culture. Pursuant to its mandate, the HRCC: reviews and approves Celestica's overall reward/compensation policy, including an executive compensation policy that is consistent with competitive practice and supports organizational objectives and shareholder interests; reviews the corporate goals and objectives relevant to the compensation of the CEO, as approved by the Board, evaluates the CEO's performance in light of these goals and objectives, and sets the compensation of the CEO based on this evaluation; reviews and approves the appointment and terms of employment (or any material changes to terms of employment) and, upon recommendation of the CEO, any changes to the base salary for all senior executive positions that report to the CEO and certain other senior executive positions, as well as any separation agreement or compensation arrangement for any such executive whose employment has been terminated; reviews, modifies, and approves the elements of the Corporation's incentive-based plans and equity-based plans, including plan design, performance targets, administration and total funds/shares reserved for payment; makes recommendations to the Board regarding director compensation in accordance with principles and guidelines established by the NCGC; maintains and reviews succession plans for the CEO, all positions that report to the CEO, and certain other executive positions; reviews and approves, in conjunction with management, public disclosure relating to executive compensation in accordance with applicable rules and regulations and prepares any report required by any applicable securities regulatory authority or stock exchange requirement to be included in applicable public disclosure documents; reviews the Corporation's talent management strategy and practices; reviews and approves insider trading and share ownership policies; regularly reviews the risks associated with the Corporation's compensation policies and practices; and performs any other activities consistent with the HRCC's mandate. See Item 6(B), "Compensation" for details regarding our processes and procedures for the consideration and determination of executive and director compensation and the role of our Compensation Consultant in making recommendations to the HRCC regarding executive officer and director compensation.
A copy of the HRCC Mandate is available on our website at www.celestica.com.
Human Resources and Compensation Committee Report:
The HRCC has reviewed and discussed the Compensation Discussion and Analysis with management and based on such review and discussions, the HRCC recommended to the Board that the Compensation Discussion and Analysis be included in this Annual Report for the year ended December 31, 2021.
The Human Resources and Compensation Committee:
Mr. Cascella
Mr. Chopra
Mr. DiMaggio
Ms. Koellner
Dr. Müller
Ms. Perry
Mr. Ryan
Mr. Wilson

Nominating and Corporate Governance Committee
The NCGC in 2021 consisted of Mr. Wilson (Chair), Mr. Cascella, Mr. Chopra, Mr. DiMaggio, Ms. Koellner, Dr. Müller (commencing upon his appointment to the committee effective August 31, 2021), Ms. Perry, and Mr. Ryan, all of whom were determined by the Board to be independent directors pursuant to applicable Canadian rules and NYSE listing standards. The NCGC is responsible for developing and recommending governance guidelines for the Corporation (and recommending changes to those guidelines), identifying individuals qualified to become members of the Board, and recommending director nominees to be put before the shareholders at each annual meeting. The duties and responsibilities of the NCGC include: reviewing the Corporation's Corporate Governance Guidelines; creating a formal, rigorous and transparent procedure for the appointment of new directors to the Board; identifying and recommending new director nominees; annually assessing the effectiveness of the Board's Diversity Policy and its effectiveness in promoting a diverse Board, and monitoring compliance with disclosure and any other requirements under applicable corporate and securities laws and regulations, as well as any applicable stock exchange requirements, regarding diversity; developing a director orientation program; developing a director continuing education program; developing position descriptions for the Chair, the CEO and the chair of each committee; developing and overseeing annual director evaluations, including assessing the performance of the Board, the committees, and individual directors and through peer review; reviewing director compensation guidelines; overseeing the Corporation’s general strategy, policies and initiatives relating to ESG matters, including, among other things, sustainability, and reviewing the risks related to ESG matters; and annual director independence reviews.
A copy of the NCGC Mandate is available on our website at www.celestica.com.
D.    Employees
As of December 31, 2021, we employed 23,915 permanent and temporary (contract) employees worldwide (December 31, 2020 — 20,550; December 31, 2019 — approximately 24,600). Some of our employees in China, Japan, Mexico, Romania, Singapore and Spain are represented by unions or are covered by collective bargaining agreements. We believe we have a productive and collaborative working relationship between management and the relevant unions. We believe that our employee relationships are generally positive and stable.
The following table sets forth information concerning our employees (permanent and temporary) by geographic location for the past three financial years:

	Number of Employees
Date	Americas	Europe	Asia	Total
December 31, 2019	5,500	3,100	16,000	24,600
December 31, 2020	4,998	2,361	13,191	20,550
December 31, 2021	5,243	2,347	16,325	23,915

Given the variable nature of our project flow and the quick response time required by our customers, it is critical that we quickly adjust our production up or down to maximize efficiency. To achieve this, our approach has been to employ a skilled temporary labor force, as required. As at December 31, 2021, 5,272 temporary (contract) employees (December 31, 2020 — 2,324; December 31, 2019 — approximately 3,100) were engaged by us worldwide. We employed, on average for the year, 3,053 temporary (contract) employees in 2021. The total number of employees (permanent and temporary) decreased by 4,050 from December 31, 2019 to December 31, 2020 and increased by 3,365 from December 31, 2020 to December 31, 2021. The increase in total number of employees (permanent and temporary) in 2021 is primarily due to our PCI acquisition.

See Item 4(B), “Business Overview” under the following captions: “Diversity and Inclusion,” “COVID-19 Response,” “Employee Engagement,” “Community Engagement,” and “Ethical Labor Practices” for information on our approach to those topics.

E.    Share Ownership

The following table sets forth certain information concerning the direct and beneficial ownership of shares of Celestica at February 22, 2022 by each director, each NEO, each non-NEO executive officer, and all directors and executive officers of Celestica as a group as of such date. The address of each shareholder named below is Celestica's principal executive office.

Name of Beneficial Owner(1)(2)	Number of Shares(3)	Percentage of Class	Percentage of All Equity Shares(4)	Percentage of Voting Power

Robert A. Cascella	0 SVS	—	—	—
Deepak Chopra	0 SVS	—	—	—
Daniel P. DiMaggio	0 SVS	—	—	—
Laurette T. Koellner	0 SVS	—	—	—
Luis A. Müller	0 SVS	—	—	—
Carol S. Perry	0 SVS	—	—	—
Tawfiq Popatia	0 SVS	—	—	—
Eamon J. Ryan	18,240 SVS	*	*	*
Michael M. Wilson	20,000 SVS	*	*	*
Robert A. Mionis	1,044,121 SVS	1%	*	*
Mandeep Chawla	92,003 SVS	*	*	*
Todd C. Cooper	257,853 SVS	*	*	*
Yann Etienvre	0 SVS	—	—	—
John ("Jack") J. Lawless	271,900 SVS	*	*	*
Jason Phillips	139,010 SVS	*	*	*

All directors and executive officers as a group (14 persons)	1,571,227 SVS	1.5%	1.3%	*
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
MVS and SVS have different voting rights. MVS entitle the holder to 25 votes per share and SVS entitle the holder to one vote per share. SVS represent 18.5% of the aggregate voting rights attached to Celestica's shares. MVS represent 81.5% of the voting rights attached to Celestica's shares. See Item 10(B), "Additional Information — Memorandum and Articles of Incorporation."
At February 22, 2022, 3 persons (Mr. Mionis, one retired executive officer, and one employee) held stock options to acquire an aggregate of 404,353 SVS. The options held by Mr. Mionis are described in footnote (3) to the table above. Elizabeth DelBianco, a former executive officer of the Company who retired as of December 31, 2020, holds 10,881 vested stock options, which have an exercise price of C$8.29 and an expiration date of January 28, 2023. Another Celestica employee was granted 94,518 stock options with an exercise price of $10.58 on November 5, 2021. These options vest ratably over a four-year period commencing on the first anniversary of the date of grant and expire on November 5, 2031. All stock options were issued under the LTIP. No other stock options issued by the Company to employees are outstanding as of February 22, 2022. See Item 6(B), "Compensation" and note 12(b) to the Consolidated Financial Statements in Item 18 for a discussion of the different types of equity awards, including stock options, RSUs and PSUs, issued and issuable to our employees.

Item 7.    Major Shareholders and Related Party Transactions
A.    Major Shareholders
The following table sets forth certain information concerning the direct and beneficial ownership of the shares of Celestica as of February 22, 2022 by each person known to Celestica to own beneficially, directly or indirectly, 5% or more of the SVS or MVS. MVS and SVS have different voting rights (see Item 6(E) above). SVS represent 18.5% of the aggregate voting rights attached to Celestica's shares, and MVS represent 81.5% of the aggregate voting rights attached to Celestica's shares. See footnotes (2) and (3) below and Item 4(B) "Information on the Company — Business Overview — Controlling Shareholder Interest" above for additional information regarding our controlling shareholder, and Item 10(B), "Additional Information — Memorandum and Articles of Incorporation" for additional information regarding our share capital.

Name of Beneficial Owner(1)	Number of Shares	Percentage of Class	Percentage of All Equity Shares	Percentage of Voting Power
Onex Corporation(2)	18,600,193 MVS	100%	14.9%	81.5%
	397,045 SVS	*	*	*
Gerald W. Schwartz(3)	18,600,193 MVS	100%	14.9%	81.5%
	517,702 SVS	*	*	*
Letko, Brosseau & Associates Inc.(4)	13,251,527	12.5%	10.6%	2.3%
Pzena Investment Management, LLC (5)	7,593,324 SVS	7.2%	6.1%	1.0%
Total percentage of all equity shares and total percentage of voting power			32.0%	84.9%
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
(2)Includes 945,010 MVS held by a wholly-owned subsidiary of Onex. 814,546 of the MVS beneficially owned by Onex are subject to options granted to certain officers of Onex pursuant to certain Onex management investment plans, which options may be exercised upon specified dispositions by Onex (directly or indirectly) of Celestica's securities, with respect to which Onex has the right to vote or direct the vote ("MIP Options"), including 688,807 MIP Options granted to Mr. Schwartz (each of which MVS will, upon exercise of such options, be automatically converted into an SVS). The percentage ownership of SVS beneficially owned by Onex (assuming conversion of all MVS) was 14.7% as of February 19, 2020, 14.7% as of February 22, 2021, and 15.2% as of February 22, 2022.
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

The address of Onex is: c/o Onex Corporation, 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.
(3)The number of shares beneficially owned, controlled or directed, directly or indirectly, by Mr. Schwartz consists of 120,657 SVS owned by a company controlled by Mr. Schwartz, and all of the 18,600,193 MVS and 397,045 SVS beneficially owned, or controlled or directed, directly or indirectly, by Onex (as described in note (2) above). Mr. Schwartz is the Chairman of the Board and Chief Executive Officer of Onex. In addition, he indirectly owns multiple voting shares of Onex carrying the right to elect a majority of the Onex board of directors. Accordingly, under applicable securities laws, Mr. Schwartz is deemed to be the beneficial owner of the Celestica shares owned by Onex; Mr. Schwartz has advised Celestica, however, that he disclaims beneficial ownership of such shares. The percentage ownership of SVS beneficially owned by Mr. Schwartz (assuming conversion of all MVS) was 14.8% as of each of February 19, 2020, and February 22, 2021, and 15.3% as of February 22, 2022.
The address of Mr. Schwartz is: 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.
(4)Letko, Brosseau & Associates Inc. (Letko) is the beneficial owner of 13,251,527 SVS and has sole voting and dispositive power over these shares. Pursuant to the Schedule 13G/A filed by Letko with the SEC on February 11, 2022, reporting beneficial ownership as of December 31, 2021: clients of Letko have the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the SVS reported as beneficially owned by Letko; and no clients of Letko beneficially own more than five percent of the SVS. The address of Letko is: 1800 McGill College Avenue, Suite 2510, Montréal, Québec, Canada H3A 3J6. The number of shares reported as owned by Letko in this Major Shareholders Table is based on the alternative monthly report it filed on SEDAR on February 8, 2022, reporting investment control as of January 31, 2022. The percentage ownership of SVS beneficially owned by Letko was 18.6% as of February 19, 2020, 14.8% as of February 22, 2021, and 12.5% as of February 22, 2022.

(5)Pzena Investment Management, LLC (Pzena) is the beneficial owner of 7,593,324, and has sole voting power over 5,848,722 of such shares and sole dispositive over all of such shares. Clients of the filing investment manager have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of sale of, such SVS. No interest of any one of such clients relates to more than 5% of the class. The number of shares reported as owned by Pzena in this Major Shareholders Table and the information in this footnote is based on the Schedule 13G/A filed by Pzena with the SEC on January 20, 2022, reporting beneficial ownership as of December 31, 2021. The address of Pzena is: 320 Park Avenue, 8th Floor, New York, NY 10022. The percentage ownership of SVS beneficially owned by Pzena was 7.0% as of February 22, 2021, and 7.2% as of February 22, 2022. This is the second year in the past three years that Pzena has been listed in this Major Shareholders Table.
There are no arrangements known to the Corporation, the operation of which may at a subsequent date result in a change in control of the Corporation.
Holders
As of February 22, 2022, based on information provided to us by our transfer agent, there were 1,639 holders of record of SVS, of which 378 holders, holding approximately 87.7% of the outstanding SVS, were resident in the U.S. and 364 holders, holding approximately 12.2% of the outstanding SVS, were resident in Canada. These numbers are not representative of the number of beneficial holders of our SVS nor are they representative of where such beneficial holders reside, since many of such shares are held of record by brokers or other nominees. The Corporation does not have knowledge of the identities of the beneficial owners of SVS registered through intermediaries. No MVS are held in the U.S.
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

On March 7, 2019, we completed the sale of our Toronto real property and received the Toronto Proceeds. As part of the property sale, we entered into a 10-year lease (with two 5-year options to renew) in March 2019 with the purchaser of the property for our new corporate headquarters, which is currently targeted to commence in May 2023. Upon such commencement, our estimated annual basic rent will be approximately $2.1 million Canadian dollars for each of the first five years, and approximately $2.2 million Canadian dollars for each of the remaining five years. A consortium of four real estate partnerships, approximately 27% of the interests of which are held by a partnership in which Mr. Schwartz has a material interest; and approximately 25% of the interests of which are held by a partnership in which Mr. Schwartz has a non-voting interest, holds a 5% non-voting interest in such purchaser. See Item 5, "Operating and Financial Review and Prospects — MD&A — Liquidity and Capital Resources — Toronto Real Property and Related Transactions" above.

Compensation arrangements with our directors and executive officers are described under Item 6(B), “Directors, Senior Management and Employees — Compensation” above.
Indebtedness of Related Parties
As at February 22, 2022, other than inter-company loans among Celestica and its wholly-owned subsidiaries, no related parties (as defined in Form 20-F), were indebted to Onex, Celestica or its subsidiaries.
C.    Interests of Experts and Counsel
Not applicable.
Item 8.    Financial Information
A.    Consolidated Statements and Other Financial Information
See Item 18, "Financial Statements."
Export Sales
For the year ended December 31, 2021, we had approximately $5.4 billion of export sales (i.e., sales to customers located outside of Canada), constituting approximately 95% of our $5.6 billion in total sales for the year. For further information regarding the allocation of our revenues by geographic region over the last three years, see Item 4, "Information on the Company — Business Overview — Geographies."
Litigation

We are party to litigation from time-to-time. We are not currently (nor have we been) party to any legal or arbitration proceedings (including governmental proceedings pending or known to be contemplated) which management expects may have (or which have had in the recent past) significant effects on Celestica's financial position or profitability. There are no material proceedings in which any of our affiliates, directors, or members of senior management is either a party adverse to us or our subsidiaries or has a material interest adverse to us or our subsidiaries.
Information concerning the status of certain tax matters is disclosed in Item 5, "Operating and Financial Review and Prospects — MD&A — Liquidity and Capital Resources — Litigation and contingencies (including indemnities)" and note 24 to the Consolidated Financial Statements in Item 18.
Dividend Policy
We have not declared or paid any dividends to our shareholders. We intend to retain earnings for general corporate purposes to promote future growth; as such, our Board does not anticipate paying any dividends at this time. Our Board will review this policy from time-to-time, having regard to our financial condition, financing requirements and other relevant factors.
B.    Significant Changes
Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2021.

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
C.    Material Contracts

Information with respect to material contracts, other than contracts entered into in the ordinary course of business, to which Celestica or its subsidiaries is a party, for the two years immediately preceding the publication of this Annual Report, is included in Item 5, "Operating and Financial Review and Prospects — MD&A — Liquidity and Capital Resources," Item 6(B), "Compensation," and note 4 to the Consolidated Financial Statements in Item 18. These contracts include equity compensation plans, agreements related to our credit facility, our March 2020 A/R sales program agreement, and our acquisition agreement with PCI. Material contracts to be performed in whole or in part at or after the filing of this Annual Report are included as exhibits to this Annual Report. See Item 19, "Exhibits."
D.    Exchange Controls
Canada has no system of exchange controls. We are not aware of any governmental laws, decrees, regulations or other legislation in Canada that restrict the export or import of capital, including the availability of cash and cash equivalents for use by our affiliated companies, or that affect the remittance of dividends, interest, royalties or similar payments to non-resident holders of Celestica's securities, although there may be Canadian and other foreign tax considerations. See Item 10(E) — "Taxation."
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
This summary is based on Celestica's understanding of the current provisions of the Tax Treaty, the Canadian Tax Act and the regulations thereunder, all specific proposals to amend the Canadian Tax Act or the regulations publicly announced by the Minister of Finance (Canada) prior to February 22, 2022, and the current published administrative policies and assessing practices of the Canada Revenue Agency.
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
This discussion is based on current provisions of the Internal Revenue Code, current and proposed Treasury Regulations promulgated thereunder, administrative rulings and pronouncements of the U.S. Internal Revenue Service (IRS), and judicial decisions, all as of February 22, 2022, and all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder based on the U.S. Holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to U.S. Holders who are subject to special treatment, including, without limitation, taxpayers who are broker dealers or insurance companies, taxpayers who have elected mark-to-market accounting, individual retirement and other tax-deferred accounts, tax-exempt organizations, financial institutions or "financial services entities," real estate investment trusts, regulated investment companies, taxpayers subject to special accounting rules under Section 451(b) of the Internal Revenue Code, taxpayers who hold SVS as part of a "straddle," "hedge" or "conversion transaction" with other investments, taxpayers owning directly, indirectly or by attribution at least 10% of the voting power or value of our share capital, and taxpayers whose functional currency (as defined in Section 985 of the Internal Revenue Code) is not the U.S. dollar.
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
Despite the fact that we are engaged in an active business, we are unable to conclude that Celestica was not a PFIC in 2021 or in prior years, though we believe, based on our internally performed analysis, that such status is unlikely. The tests for determining PFIC status include the determination of the value of all assets of the Corporation which is highly subjective. Further, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination as to whether we will be a PFIC in the future. Accordingly, it is possible that Celestica could be a PFIC in 2022 or in a future year. A U.S. Holder who holds SVS during a period in which we are a PFIC will be subject to the PFIC rules, even if we cease to be a PFIC, unless he or she has made a qualified electing fund election. Although we have agreed to supply U.S. Holders with the information needed to report income and gain pursuant to this election in the event that Celestica is classified as a PFIC, if Celestica was determined to be a PFIC with respect to a year in which we had not thought that it would be so treated, the information needed to enable U.S. Holders to make a qualified electing fund election would not have been provided. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or qualified electing fund elections with respect to SVS in the event that Celestica is treated as a PFIC.
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
You may access this Annual Report, including exhibits, on our website at www.celestica.com, or request a copy free of charge through our website. Requests may also be directed: (i) to clsir@celestica.com; (ii) by mail to Celestica Investor Relations, to: 5140 Yonge Street, Suite 1900, Toronto, Ontario, Canada M2N 6L7; or (iii) by telephone at 416-448-2211.
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
Exchange Rate Risk
Conducting business in currencies other than the U.S. dollar subjects us to translation and transaction risks associated with fluctuations in currency exchange rates. Although we conduct the majority of our business in U.S. dollars (our functional currency), our global operations subject us to foreign currency volatility. Our non-U.S. currency exposures consist of the British pound sterling, Brazilian real, Canadian dollar, Chinese renminbi, Czech koruna, Euro, Hong Kong dollar, Indian rupee, Indonesian rupiah, Japanese yen, Korean won, Lao kip, Malaysian ringgit, Mexican peso, Philippines peso, Romanian leu, Singapore dollar, Taiwan dollar, and Thai baht.

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
The table below presents the notional amounts (the U.S. dollar equivalent amounts of the foreign currency buy/sell contracts at hedge rates), weighted average exchange rates by expected (contractual) maturity dates, and the fair values of our outstanding foreign currency forward contracts and swaps at December 31, 2021. These notional amounts are used to calculate the contractual payments to be exchanged under the contracts. At December 31, 2021, we had foreign currency contracts and swaps covering various currencies in an aggregate notional amount of $539.5 million (December 31, 2020 — $562.6 million). These contracts had a fair value net unrealized gain of $1.2 million at December 31, 2021 (December 31, 2020 — $23.3 million net unrealized gain), resulting from fluctuations in foreign exchange rates between the contract execution and year-end date.

At December 31, 2021, we had foreign currency forward contracts and swaps to trade U.S. dollars in exchange for the following currencies:

	Expected Maturity Date
	2022	2023	2024 and thereafter	Total	Fair Value Gain (Loss) (in millions)
Currency Forward and Swap Agreements
(Contract amounts in millions)
Receive C$/Pay U.S.$
Contract amount	$195.5	$—	$—	$195.5	$0.6
Average exchange rate	0.79
Receive Thai Baht/Pay U.S.$
Contract amount	$109.9	—	—	$109.9	$(1.0)
Average exchange rate	0.03
Receive Malaysian Ringgit/Pay U.S.$
Contract amount	$48.8	—	—	$48.8	$0.2
Average exchange rate	0.24
Receive Mexican Peso/Pay U.S.$
Contract amount	$23.5	—	—	$23.5	$0.2
Average exchange rate	0.05
Receive Chinese Renminbi/Pay U.S.$
Contract amount	$55.2	—	—	$55.2	$1.2
Average exchange rate	0.15
Pay Euro/Receive U.S.$
Contract amount	$20.6	—	—	$20.6	$0.6
Average exchange rate	1.14
Receive Romanian Leu/Pay U.S.$
Contract amount	$40.6	—	—	$40.6	$(1.1)
Average exchange rate	0.23
Receive Singapore Dollar/Pay U.S.$
Contract amount	$27.8	—	—	$27.8	$—
Average exchange rate	0.74
Pay Japanese Yen/Receive U.S.$
Contract amount	$11.6	—	—	$11.6	$0.5
Average exchange rate	0.0088
Pay Korean Won/Receive U.S.$
Contract amount	$6.0	—	—	$6.0	$—
Average exchange rate	0.0008
Total	$539.5	$—	$—	$539.5	$1.2

Interest Rate Risk

    Borrowings under the Credit Facility bear interest at specified rates, plus specified margins. See note 11 to the Consolidated Financial Statements in Item 18. Our borrowings under this facility at December 31, 2021 totaled $660.4 million, comprised of amounts outstanding under our Term Loans, and other than ordinary course letters of credit, no amounts outstanding under the Revolver. These borrowings expose us to interest rate risk due to the potential variability in market interest rates. Assuming our outstanding aggregate borrowings under the Credit Facility as at December 31, 2021 as described above (December 31, 2020 — aggregate outstanding borrowings of $470.4 million), and without accounting for the interest rate swap agreements described below, a one-percentage point increase in applicable interest rates would increase our interest expense by $6.6 million annually (December 31, 2020 — an increase of $4.7 million annually). Including the impact of interest rate swap agreements outstanding as of December 31, 2021, a one-percentage point increase in relevant interest rates would increase interest expense, based on the outstanding borrowings under the Credit Facility at December 31, 2021, by $4.6 million annually (December 31, 2020 — $2.0 million). The change in our exposure to interest rate risk as of December 31, 2021 as compared to December 31, 2020 is attributable to the general increase in borrowings from 2020.
    As of December 31, 2021, we were party to agreements with syndicates of third-party banks to swap the variable interest rate (based on LIBOR plus a margin) with a fixed rate of interest on $100.0 million of the total borrowings outstanding under the Initial Term Loan (Initial Swaps), which expire in August 2023 (reflecting our exercise of a partial cancellation option in September 2021), additional interest rate swaps hedging the interest rate risk associated with $100.0 million of our Initial Term Loan borrowings for which cash flows commence upon the expiration of the Initial Swaps and continue through June 2024, and interest rate swaps hedging the interest rate risk associated with $100.0 million of our Second Incremental Term Loan borrowings, which expire in December 2023. As the First Incremental Term Loan and the Second Incremental Term Loan have the same interest rate risk, these interest rate swaps continued, and now cover $100.0 million of outstanding borrowings under the Second Incremental Term Loan. At December 31, 2021, the interest rate risk related to $460.4 million of borrowings under the Credit Facility was unhedged, consisting of unhedged amounts outstanding under the Term Loans and no amounts outstanding (other than ordinary course letters of credit) under the Revolver (December 31, 2020 — $195.4 million, consisting of unhedged amounts under the Term Loans and no amounts outstanding (other than ordinary course letters of credit) under the Revolver).
See Item 5, "Operating and Financial Review and Prospects — MD&A — Capital Resources — Financial instruments and financial risks" for a discussion of risks related to the phase-out of LIBOR, as well as note 20 to the Consolidated Financial Statements in Item 18.
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
Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our risk of counterparty non-performance continues to be relatively low. We are in regular contact with our customers, suppliers and logistics providers, and to date have not experienced significant counterparty credit-related non-performance. However, if a key supplier (or any company within such supplier's supply chain) or customer experiences financial difficulties or fails to comply with their contractual obligations, this could result in a significant financial loss to us. We would also suffer a significant financial loss if an institution from which we purchased foreign exchange contracts or swaps, interest rate swaps, or annuities for our pension plans defaults on their contractual obligations (with respect to pension obligations, we retain ultimate responsibility for the payment of benefits to plan participants unless and until such pension plans are wound-up). With respect to our financial market activities, we have adopted a policy of dealing only with credit-worthy counterparties to help mitigate the risk of financial loss from defaults. We monitor the credit risk of the counterparties with whom we conduct business, through a combined process of credit rating reviews and portfolio reviews. See note 20 to the Consolidated Financial Statements in Item 18 for further information. We also provide unsecured credit to our customers in the normal course of business. From time to time, we extend the payment terms applicable to certain customers and/or provide longer payment terms when deemed commercially reasonable. Longer payment terms could adversely impact our working capital requirements, and increase our financial exposure and credit risk. We attempt to mitigate customer credit risk by monitoring our customers' financial condition and performing ongoing credit evaluations as appropriate. In certain instances, we obtain letters of credit or other forms of security from our customers. We may also purchase credit insurance from a financial institution to reduce our credit exposure to certain customers. We consider credit risk in determining our allowance for doubtful accounts, and we believe that such allowance, as adjusted from time to time, is adequate. In light of COVID-19, we assessed the financial stability and liquidity of our customers beginning in the first quarter of 2020 to identify customers we believe to be at greatest risk of default. We also enhanced the monitoring of, and/or developed plans intended to mitigate, the limited number of identified exposures, which enhancements and plans remain in effect. No significant adjustments were made to our allowance for doubtful accounts in 2021 in connection with our ongoing assessments and monitoring activities.

Commodity Price Risk
We are exposed to market risk with respect to commodity price fluctuations for components used in the manufacture of our products. These components are impacted by global pricing pressures, general economic conditions, market conditions, geopolitical issues, weather, changes in tariff rates, and other factors which are neither predictable nor within our control. While generally we have been able to offset inflation and other changes in the costs of key operating resources through price increases, productivity improvements, greater economies of scale, supplier negotiations and global sourcing initiatives, there can be no assurance that we will be able to continue to do so in the future. We do not engage in hedging activities for commodity price risk. Competitive conditions may limit our pricing flexibility, and macroeconomic conditions may make additional price increases imprudent. Increases in commodity prices that we cannot recover from our customers would adversely impact our operating results. We are also exposed to fluctuations in transportation costs, which have recently increased based on freight carrier capacity and fuel prices. We manage transportation costs by optimizing logistics and supply chain planning. We continue to invest in supply chain initiatives to address industry-wide capacity challenges.

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
Management's Report on Internal Control over Financial Reporting is set forth on page F-1 of our Consolidated Financial Statements in Item 18. The Company completed the acquisition of PCI in November 2021, and as a result, management has excluded PCI's internal controls from the scope of its assessment, and conclusion on the effectiveness, of the Company's internal control over financial reporting as of December 31, 2021, and from such report. PCI represented 12% of the Company's consolidated assets, and 1% of the Company's consolidated revenue as of, and for the year ended, December 31, 2021, respectively.

The attestation report from our independent auditors, KPMG LLP (KPMG) is set forth on page F-2 of our Consolidated Financial Statements in Item 18.

Item 16. [Reserved]
Item 16A.    Audit Committee Financial Expert
The Board has considered the extensive financial experience of Ms. Koellner, Mr. Chopra and Ms. Perry, and has determined that each of them is an audit committee financial expert within the meaning of Item 16A(b) of Form 20-F, and each are independent directors, as that term is defined by the applicable Canadian and SEC rules and in the NYSE listing standards.
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
Our auditors are KPMG. KPMG did not provide any financial information systems design or implementation services to us during 2020 or 2021. The Audit Committee has determined that the provision of the non-audit services by KPMG described below does not compromise KPMG's independence.
Audit Fees
KPMG billed $3.1 million in 2021 (2020 — $2.9 million) for audit services.
Audit-Related Fees
KPMG billed $0.2 million in 2021 for due diligence services primarily in connection with acquisitions and certain other specified procedures (2020 — nil).
Tax Fees
KPMG billed $0.1 million in 2021 (2020 — $0.1 million) for tax compliance and tax advisory services.
All Other Fees
KPMG billed no other amounts in either 2021 or 2020.
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
Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total number of SVS purchased (in millions)	(b) Average price paid per SVS	(c) Total number of SVS purchased as part of publicly announced plans or programs (in millions)	(d) Maximum number of SVS that may yet be purchased under the plans or programs (in millions)
January 1 — 31, 2021(1)	—	—	—	9.0
February 1 — 28, 2021(1)	0.3	$8.37	0.3	8.7
March 1 — 31, 2021(1)(2)	0.3	$8.33	0.3	8.4
April 1 — 30, 2021(1)(3)	0.4	$8.32	0.4	8.0
May 1 — 31, 2021(1)(4)	1.2	$8.27	1.2	6.8
June 1 — 30, 2021(1)	—	—	—	6.8
July 1 — 31, 2021(1)(5)	1.2	$7.63	1.2	5.6
August 1 — 31, 2021(1)	0.9	$8.70	0.9	4.7
September 1 — 30, 2021(1)	—	—	—	4.7
October 1 — 31, 2021(1)	—	—	—	4.7
November 1 — 30, 2021 (1)(6)	1.2	$11.27	0.9	3.8
December 1 — 31, 2021 (6)(7)(8)	0.7	$10.66	0.7	8.3
Total (7)	6.2	$9.06	5.9	8.3

(1)    On November 19, 2020, the TSX accepted our notice to launch, and we announced, a normal course issuer bid (2020 NCIB), which allowed us to repurchase, at our discretion, from November 24, 2020 until the earlier of November 23, 2021 or the completion of purchases thereunder, up to 9,021,320 of our SVS in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. In 2021, we repurchased and canceled a total of 4.37 million SVS under the 2020 NCIB at a weighted average price of $8.21 per share. The maximum number of SVS we were permitted to repurchase for cancellation under the 2020 NCIB was reduced by 0.9 million SVS purchased in the open market during the term of the 2020 NCIB to satisfy delivery obligations under our SBC plans. See footnote (6) below. The 2020 NCIB expired on November 23, 2021.
(2)    Includes 0.01 million SVS purchased under an Automatic Share Purchase Plan (ASPP) we entered into in March, 2021 (March 2021 ASPP). The March 2021 ASPP instructed the broker to purchase, on our behalf for cancellation under the 2020 NCIB, up to the NYSE and TSX daily maximums at any time through May 3, 2021 (subject to specified conditions).
(3)     Includes 0.4 million SVS purchased under the March 2021 ASPP.
(4)     Includes 0.1 million SVS purchased under the March 2021 ASPP.
(5)     Includes 1.2 million SVS purchased under an ASPP we entered into in June, 2021, which instructed the broker to purchase, on our behalf for cancellation under the 2020 NCIB, up to the NYSE and TSX daily maximums at any time through July 28, 2021 (subject to specified conditions).
(6)     From time-to-time, a broker has purchased SVS in the open market, on our behalf, to settle vested employee awards under our SBC plans. During 2021, 1.9 million SVS were purchased on our behalf by a broker for such purpose. 0.9 million of such SVS were purchased during the term of the 2020 NCIB, and 0.7 million of such SVS were purchased during the term of the 2021 NCIB (defined in footnote 7 below).

(7)    On December 2, 2021, the TSX accepted our notice to launch, and we announced, a new normal course issuer bid (2021 NCIB). The 2021 NCIB allows us to repurchase, at our discretion, from December 6, 2021 until the earlier of December 5, 2022 or the completion of purchases thereunder, up to 8,987,310 of our SVS in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. In December 2021, we repurchased and canceled a total of 3,550 SVS under the 2021 NCIB at a weighted average price of $10.97 per share. The maximum number of SVS we are permitted to repurchase for cancellation under the 2021 NCIB will be reduced by the number of SVS purchased in the open market during the term of the 2021 NCIB to satisfy delivery obligations under our SBC. See footnote (6) above.

(8)     Includes 3,550 SVS purchased under an ASPP we entered into in December, 2021. This ASPP instructed the broker to purchase, on our behalf for cancellation under the 2021 NCIB, up to the NYSE and TSX daily maximums at any time during specified dates (subject to specified conditions).

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
Item 16H.    Mine Safety Disclosure
Not applicable.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Part III.
Item 17.    Financial Statements
Not applicable.
Item 18.    Financial Statements
The following financial statements have been filed as part of this Annual Report:

Item 19.    Exhibits

The following exhibits have been filed as part of this Annual Report:

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
1.1	Certificate and Restated Articles of Incorporation effective June 25, 2004	20-F	001-14832	March 23, 2010	1.10
1.2	Bylaw No. 1	20-F	001-14832	March 23, 2010	1.11
2	Instruments defining rights of holders of equity securities or long-term debt:
2.1	See Certificate and Restated Articles of Incorporation identified above
2.2	Form of Subordinate Voting Share Certificate	F-3ASR	333-221144	October 26, 2017	4.1
2.3	Description of Securities	20-F	001-14832	March 16, 2020	2.3
4	Certain Contracts:
4.1	Services Agreement, dated as of January 1, 2009, between Celestica Inc. and Onex Corporation ("Services Agreement")	20-F	001-14832	March 23, 2010	4.1
4.2	Amending Agreement to Services Agreement made as of January 1, 2017	20-F	001-14832	March 13, 2017	4.2
4.3	Amended and Restated Celestica Inc. Long-Term Incentive Plan as of January 29, 2014	6-K	001-14832	July 9, 2014	99.1
4.4	Amended and Restated Celestica Inc. Long-Term Incentive Plan as of July 22, 2015	6-K	001-14832	July 29, 2015	99.1
4.5	Amended and Restated Celestica Inc. Long-Term Incentive Plan as of October 19, 2015	20-F	001-14832	March 7, 2016	4.5
4.6	Amended and Restated Celestica Inc. Long-Term Incentive Plan as of October 19, 2016	20-F	001-14832	March 13, 2017	4.7
4.7	Amended and Restated Celestica Share Unit Plan as of January 29, 2014	6-K	001-14832	July 9, 2014	99.2
4.8	Amended and Restated Celestica Share Unit Plan as of July 22, 2015	6-K	001-14832	July 29, 2015	99.2
4.9	Amended and Restated Celestica Share Unit Plan as of October 19, 2015	20-F	001-14832	March 7, 2016	4.8
4.10	Coattail Agreement, dated June 29, 1998, between Onex Corporation, Celestica Inc. and Montreal Trust Company of Canada.	SC TO-I	005-55523	October 29, 2012	(d)(1)
4.11	Directors' Share Compensation Plan (2008)	SC TO-I	005-55523	October 29, 2012	(d)(3)
4.12	Directors' Share Compensation Plan, amended and restated as of July 25, 2013	20-F	001-14832	March 14, 2014	4.16
4.13	Directors' Share Compensation Plan, amended and restated as of January 1, 2016	20-F	001-14832	March 7, 2016	4.22

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
4.14	Directors' Share Compensation Plan, amended and restated as of January 1, 2019	20-F	001-14832	March 11, 2019	4.27
4.15	Credit Agreement, dated as of June 27, 2018, among Celestica Inc, and the subsidiaries identified therein as Borrowers, Celestica Inc, and specified subsidiaries identified therein as Guarantors, Bank of America, N.A. as Administrative Agent, Swing Line Lender and an L/C Issuer, and the financial institutions named therein as Lenders	20-F	001-14832	March 11, 2019	4.28
4.16	First Incremental Facility Amendment, dated as of November 14, 2018, by and among Celestica Inc., Celestica International LP, Celestica (USA) Inc., the guarantors party thereto, the Incremental Term B-2 Lender (as defined therein), and Bank of America, N.A., as Administrative Agent	20-F	001-14832	March 11, 2019	4.29
4.17	Second Amendment to Credit Agreement, dated as of December 21, 2018, by and among Celestica Inc., Celestica International LP, Celestica (USA) Inc., the Guarantors party thereto, and Bank of America, N.A., as Administrative Agent	20-F	001-14832	March 11, 2019	4.30
4.18	Securities Purchase and Merger Agreement, dated as of October 9, 2018, by and among Impakt Holdings, LLC, Graycliff Private Equity Partners III Parallel (A-1 Blocker) LLC, Graycliff Private Equity Partners III Parallel LP, Celestica (USA) Inc., Iron Man Acquisition Inc., Iron Man Merger Sub, LLC, and Fortis Advisors LLC, in its capacity as Holder Representative†	20-F/A	001-14832	April 25, 2019	4.31
4.19	First Amendment to the Securities Purchase and Merger Agreement, dated as of November 9, 2018, by and among Graycliff Private Equity Partners III Parallel LP, Iron Man Acquisition Inc., and Impakt Holdings, LLC†	20-F/A	001-14832	April 25, 2019	4.32
4.20	Third Amendment and Waiver, dated as of October 23, 2019, by and among Celestica Inc., Celestica International LP, Celestica (USA) Inc., the Guarantors party hereto, the Lenders party hereto and Bank of America, N.A., as Administrative Agent	20-F	001-14832	March 16, 2020	4.21

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
4.21	Revolving Trade Receivables Purchase Agreement, dated as of March 6, 2020, among Celestica LLC, Celestica Holdings Pte Ltd., Celestica Hong Kong Ltd., Celestica (Romania) S.R.L., Celestica Japan KK, Celestica Oregon LLC, Celestica Precision Machining Ltd., Celestica Electronics (M.) Sdn. Bhd, and Celestica International LP, as Sellers, Celestica Inc., as Servicer, and Credit Agricole Corporate and Investment Bank, New York Branch and Credit Agricole Corporate and Investment Bank (Canada Branch), as Purchasers	20-F	001-14832	March 16, 2020	4.22
4.22	Fourth Amendment to Credit Agreement, dated as of June 26, 2020 by and among Celestica Inc., Celestica International LP, Celestica (USA) Inc., the Guarantors party thereto, the Lenders party thereto and Bank of America, N.A., as Administrative Agent	20-F	001-14832	March 15, 2021	4.22
4.23
Fifth Amendment, dated as of December 6, 2021, to Credit Agreement dated as of June 27, 2018 among Celestica Inc. and the subsidiaries identified therein as Borrowers, Celestica Inc. and the subsidiaries identified therein as Guarantors, Bank of America, N.A., as Administrative Agent, Swing Line Lender and an L/C Issuer, and the financial institutions named therein as Lenders
						X
4.24
First Amendment to the Revolving Trade Receivables Purchase Agreement, dated as of February 4, 2022, among Celestica LLC, Celestica Holdings Pte Ltd., Celestica Hong Kong Ltd., Celestica (Romania) S.R.L., Celestica Japan KK, Celestica Oregon LLC, Celestica Electronics (M.) Sdn. Bhd, Celestica Precision Machining Ltd., and Celestica International LP, as Sellers, Celestica Inc., as Servicer, and Credit Agricole Corporate and Investment Bank, New York Branch and Credit Agricole Corporate and Investment Bank (Canada Branch), as Purchasers
						X
4.25
Agreement, dated September 22, 2021, for the Sale and Purchase of the Entire Issued Share Capital of PCI Private Limited, between Pagani Holding III Limited,as Seller, 2863862 Ontario Inc. as Buyer, and Celestica Inc. as Buyer's Guarantor†
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
Date: March 14, 2022

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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021 based on the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as of December 31, 2021, the Company’s internal control over financial reporting is effective.
As discussed in note 3 to the Company's 2021 audited consolidated financial statements, the Company completed the acquisition of PCI Private Limited (PCI) in November 2021. As a result, management has excluded PCI's internal controls from the scope of its assessment, and conclusion on the effectiveness, of the Company's internal control over financial reporting as of December 31, 2021, and from this report. PCI represented 12% of the Company's consolidated assets and 1% of the Company's consolidated revenue as of, and for the year ended, December 31, 2021, respectively.

The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by KPMG LLP, Chartered Professional Accountants, an independent registered public accounting firm, as stated in their report appearing on page F-2.

March 10, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Celestica Inc.:

Opinion on Internal Control Over Financial Reporting
We have audited Celestica Inc.'s (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated March 10, 2022 expressed an unqualified opinion on those consolidated financial statements.
The Company acquired PCI Private Limited (PCI) in November 2021, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021, PCI's internal control over financial reporting. PCI represented 12% of the Company’s consolidated assets, and 1% of the Company’s consolidated revenue as of, and for the year ended, December 31, 2021, respectively. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of PCI.
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

Toronto, Canada March 10, 2022	/s/ KPMG LLP Chartered Professional Accountants, Licensed Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Celestica Inc.:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Celestica Inc. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 10, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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
Valuation of goodwill for the capital equipment cash generating unit
As discussed in Notes 2(j) and 8 to the consolidated financial statements, the Company conducts an annual impairment assessment of cash generating units (CGUs) with goodwill. In addition, the Company also reviews the CGUs for impairment whenever events or changes in circumstances (triggering events) indicate that their carrying amount may not be recoverable. As of December 31, 2021, the Company had $324.2 million of goodwill, which included $131.9 million related to its capital equipment CGU.

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
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the approval of the future revenue growth rate, profitability, and the discount rate assumptions used in the impairment model. We assessed the Company’s future revenue growth rates and profitability by comparing them to the underlying forecast, evidence of future customer demand, industry reports and historical results. We compared the Company’s historical forecasts of the capital equipment CGU to actual results to assess the Company’s ability to accurately forecast. We involved valuation professionals with specialized skills and knowledge, who assisted in the evaluation of the discount rate, by comparing it to a discount rate range that was independently developed using publicly available market data for comparable entities.

Toronto, Canada March 10, 2022	/s/ KPMG LLP Chartered Professional Accountants, Licensed Public Accountants
We have served as the Company's auditor since 1997.

CELESTICA INC.
CONSOLIDATED BALANCE SHEETS
(in millions of U.S. dollars)

	Note	December 31 2020	December 31 2021
Assets
Current assets:
Cash and cash equivalents	20	$463.8	$394.0
Accounts receivable	4	1,093.4	1,260.3
Inventories	5	1,091.5	1,697.0
Income taxes receivable		6.8	8.6
Other current assets		81.7	75.4
Total current assets		2,737.2	3,435.3
Property, plant and equipment	6	332.5	338.7
Right-of-use assets	7	101.0	113.8
Goodwill	8	198.6	324.2
Intangible assets	8	229.4	382.0
Deferred income taxes	19	39.9	47.7
Other non-current assets	9	25.5	25.2
Total assets		$3,664.1	$4,666.9
Liabilities and Equity
Current liabilities:
Current portion of borrowings under credit facility & lease obligations	11	$99.8	$51.5
Accounts payable		854.5	1,238.3
Accrued and other current liabilities		553.1	884.3
Income taxes payable	19	51.8	62.3
Current portion of provisions	10	19.0	17.1
Total current liabilities		1,578.2	2,253.5
Long-term portion of borrowings under credit facility & lease obligations	11	486.1	742.9
Pension and non-pension post-employment benefit obligations	18	117.3	107.5
Provisions and other non-current liabilities	10	41.2	39.8
Deferred income taxes	19	32.3	60.2
Total liabilities		2,255.1	3,203.9
Equity:
Capital stock	12	1,834.2	1,764.5
Treasury stock	12	(15.7)	(48.9)
Contributed surplus		974.5	1,029.8
Deficit		(1,368.8)	(1,255.6)
Accumulated other comprehensive loss	13	(15.2)	(26.8)
Total equity		1,409.0	1,463.0
Total liabilities and equity		$3,664.1	$4,666.9

Commitments, contingencies and guarantees (note 24), Subsequent events (notes 4 and 20)

Signed on behalf of the Board of Directors
[Signed] Michael M. Wilson, Director	[Signed] Laurette T. Koellner, Director

The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.
CONSOLIDATED STATEMENT OF OPERATIONS
(in millions of U.S. dollars, except per share amounts)

		Year ended December 31
	Note	2019	2020	2021

Revenue		$5,888.3	$5,748.1	$5,634.7
Cost of sales	5 & 14	5,503.6	5,310.5	5,147.7
Gross profit		384.7	437.6	487.0
Selling, general and administrative expenses (SG&A)	14	227.3	230.7	245.1
Research and development		28.4	29.9	38.4
Amortization of intangible assets	8	29.6	25.6	25.5
Other charges (recoveries)	15	(49.9)	23.5	10.3
Earnings from operations		149.3	127.9	167.7
Finance costs	16	49.5	37.7	31.7
Earnings before income taxes		99.8	90.2	136.0
Income tax expense (recovery)	19
Current		22.8	32.9	40.9
Deferred		6.7	(3.3)	(8.8)
		29.5	29.6	32.1
Net earnings		$70.3	$60.6	$103.9

Basic earnings per share		$0.54	$0.47	$0.82

Diluted earnings per share		$0.53	$0.47	$0.82
Shares used in computing per share amounts (in millions):
Basic	22	131.0	129.1	126.7
Diluted	22	131.8	129.1	126.7

The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions of U.S. dollars)

		Year ended December 31
	Note	2019	2020	2021

Net earnings		$70.3	$60.6	$103.9
Other comprehensive income (loss), net of tax	13
Items that will not be reclassified to net earnings:
Gains (losses) on pension and non-pension post-employment benefit plans	18	(8.7)	(9.3)	9.3
Items that may be reclassified to net earnings:
Currency translation differences for foreign operations		(0.2)	4.3	(7.7)
Changes from currency forward derivative hedges		10.8	8.5	(13.5)
Changes from interest rate swap derivative hedges	20	(7.7)	(4.4)	9.6
Total comprehensive income		$64.5	$59.7	$101.6

The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in millions of U.S. dollars)

	Note	Capital stock	Treasury stock	Contributed surplus	Deficit	AOC loss (a)	Total equity
Balance — December 31, 2018		$1,954.1	$(20.2)	$906.6	$(1,481.7)	$(26.5)	$1,332.3
Capital transactions:	12
Issuance of capital stock		10.4	—	(10.4)	—	—	—
Repurchase of capital stock for cancellation		(132.4)	—	65.1	—	—	(67.3)
Purchase of treasury stock for stock-based plans		—	(9.2)	—	—	—	(9.2)
Equity-settled stock-based compensation (SBC)		—	14.6	21.3	—	—	35.9
Total comprehensive income:
Net earnings for 2019		—	—	—	70.3	—	70.3
Losses on pension and non-pension post-employment benefit plans	18	—	—	—	(8.7)	—	(8.7)
Currency translation differences for foreign operations		—	—	—	—	(0.2)	(0.2)
Changes from currency forward derivative hedges		—	—	—	—	10.8	10.8
Changes from interest rate swap derivative hedges		—	—	—	—	(7.7)	(7.7)
Balance — December 31, 2019		$1,832.1	$(14.8)	$982.6	$(1,420.1)	$(23.6)	$1,356.2
Capital transactions:	12
Issuance of capital stock		2.2	—	(2.2)	—	—	—
Repurchase of capital stock for cancellation(b)		(0.1)	—	(15.0)	—	—	(15.1)
Purchase of treasury stock for stock-based compensation plans		—	(19.1)	—	—	—	(19.1)
Equity-settled SBC		—	18.2	9.1	—	—	27.3
Total comprehensive income:
Net earnings for 2020		—	—	—	60.6	—	60.6
Losses on pension and non-pension post-employment benefit plans	18	—	—	—	(9.3)	—	(9.3)
Currency translation differences for foreign operations		—	—	—	—	4.3	4.3
Changes from currency forward derivative hedges		—	—	—	—	8.5	8.5
Changes from interest rate swap derivative hedges	20	—	—	—	—	(4.4)	(4.4)
Balance — December 31, 2020		$1,834.2	$(15.7)	$974.5	$(1,368.8)	$(15.2)	$1,409.0
Capital transactions:	12
Issuance of capital stock		0.3	—	(0.1)	—	—	0.2
Repurchase of capital stock for cancellation (c)		(70.0)	—	41.6	—	—	(28.4)
Purchase of treasury stock for stock-based plans(d)		—	(54.4)	—	—	—	(54.4)
Equity-settled SBC		—	21.2	13.8	—	—	35.0
Total comprehensive income:
Net earnings for 2021		—	—	—	103.9	—	103.9
Gains on pension and non-pension post-employment benefit plans	18	—	—	—	9.3	—	9.3
Currency translation differences for foreign operations		—	—	—	—	(7.7)	(7.7)
Changes from currency forward derivative hedges		—	—	—	—	(13.5)	(13.5)
Changes from interest rate swap derivative hedges	20	—	—	—	—	9.6	9.6
Balance — December 31, 2021		$1,764.5	$(48.9)	$1,029.8	$(1,255.6)	$(26.8)	$1,463.0
(a)    Accumulated other comprehensive (AOC) loss is net of tax. See note 13.
(b) Includes $15.0 accrued as of December 31, 2020 for the estimated contractual maximum of permitted subordinate voting share (SVS) repurchases (Contractual Maximum) for cancellation under an automatic share purchase plan (ASPP) executed in December 2020. See note 12.
(c) We paid $35.9 to repurchase SVS for cancellation in 2021. Also includes $7.5 accrued as of December 31, 2021 for the estimated Contractual Maximum for cancellation under an ASPP executed in December 2021. See note 12.
(d) Includes $33.8 accrued as of December 31, 2021 for the estimated Contractual Maximum to settle awards under our SBC plans under an ASPP executed in December 2021. See note 12.
The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions of U.S. dollars)

		Year ended December 31
Cash provided by (used in):	Note	2019	2020	2021
Operating activities:
Net earnings		$70.3	$60.6	$103.9
Adjustments to net earnings for items not affecting cash:
Depreciation and amortization		135.4	124.7	126.3
Equity-settled employee SBC	12	34.1	25.8	33.4
Other charges (recoveries) (a)	15	(86.1)	2.5	2.5
Finance costs		49.5	37.7	31.7
Income tax expense		29.5	29.6	32.1
Other		24.2	10.0	15.2
Changes in non-cash working capital items:
Accounts receivable		153.7	(40.7)	(102.4)
Inventories		97.7	(99.3)	(521.9)
Other current assets		16.5	(0.5)	(11.5)
Accounts payable, accrued and other current liabilities and provisions		(158.8)	117.0	556.9
Non-cash working capital changes		109.1	(23.5)	(78.9)
Net income tax paid		(21.0)	(27.8)	(39.4)
Net cash provided by operating activities		345.0	239.6	226.8
Investing activities:
Acquisitions	3	2.7	—	(314.7)
Purchase of computer software and property, plant and equipment		(80.5)	(52.8)	(52.2)
Proceeds from sale of assets	6	116.5	1.8	2.6
Net cash provided by (used in) investing activities		38.7	(51.0)	(364.3)
Financing activities:
Borrowings under revolving loans	11	—	—	220.0
Repayments under revolving loans	11	—	—	(220.0)
Borrowing under term loans	11	48.0	—	365.0
Repayments under term loans	11	(213.0)	(121.9)	(175.0)
Lease payments	11	(38.2)	(33.7)	(40.0)
Issuance of capital stock	12	—	—	0.2
Repurchase of capital stock for cancellation	12	(67.3)	(0.1)	(35.9)
Purchase of treasury stock for stock-based plans	12	(9.2)	(19.1)	(20.6)
Finance costs and waiver fees paid (b)		(46.5)	(29.5)	(26.0)
Net cash provided by (used in) financing activities		(326.2)	(204.3)	67.7
Net increase (decrease) in cash and cash equivalents		57.5	(15.7)	(69.8)
Cash and cash equivalents, beginning of year		422.0	479.5	463.8
Cash and cash equivalents, end of year		$479.5	$463.8	$394.0
(a) Other charges (recoveries) in 2019 consists primarily of a $102.0 gain on the sale of our Toronto real property.
(b) Finance costs paid include debt issuance costs paid of $3.6 in 2021 (2020 — $0.6; 2019 — $2.9). We also paid $2.0 in credit-facility-related waiver fees in 2019, recorded as other charges.
The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

1.    REPORTING ENTITY:
Celestica Inc. (Celestica) is incorporated in Ontario with its corporate headquarters located in Toronto, Ontario, Canada. Celestica’s subordinate voting shares (SVS) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE). Celestica's operating and reportable segments consist of its Advanced Technology Solutions (ATS) segment and its Connectivity & Cloud Solutions (CCS) segment. See note 25 for further detail regarding segment information.
2.    BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES:
Statement of compliance:
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements were authorized for issuance by our Board of Directors on March 10, 2022.
Functional and presentation currency:
The consolidated financial statements are presented in United States (U.S.) dollars, which is also Celestica's functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).
Use of estimates and judgments:
The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and related disclosures with respect to contingent assets and liabilities. We base our judgments, estimates and assumptions on current facts (including, in recent periods, the prolonged impact of coronavirus disease 2019 and related mutations (COVID-19) and materials constraints), historical experience and various other factors that we believe are reasonable under the circumstances. The economic environment also impacts certain estimates and discount rates necessary to prepare our consolidated financial statements, including significant estimates and discount rates applicable to the determination of the recoverable amounts used in the impairment testing of our non-financial assets. Our assessment of these factors forms the basis for our judgments on the carrying values of our assets and liabilities, and the accrual of our costs and expenses. Actual results could differ materially from our estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may also impact future periods.
     Our review of the estimates, judgments and assumptions used in the preparation of our financial statements for 2021 included those relating to, among others: our determination of the timing of revenue recognition, the determination of whether indicators of impairment existed for our assets and cash generating units (CGUs1), our measurement of deferred tax assets and liabilities, our estimated inventory provisions and expected credit losses, customer creditworthiness, and the determination of the fair value of assets acquired and liabilities assumed in connection with a business combination. Any revisions to estimates, judgments or assumptions may result in, among other things, write-downs or impairments to our assets or CGUs, and/or adjustments to the carrying amount of our accounts receivable (A/R) and/or inventories, or to the valuation of our deferred tax assets and/or pension obligations, any of which could have a material impact on our financial performance and financial condition.
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
Recently issued accounting standards and amendments:

Interest Rate Benchmark Reform (Amendments to IFRS 9 (Financial Instruments), IAS 39 (Financial Instruments: Recognition and Measurement) and IFRS 7 (Financial Instruments: Disclosures):
In September 2019, the IASB issued amendments to IFRS 9, IAS 39, and IFRS 7, effective January 1, 2020, representing phase one of its response to the effects of the Interbank Offered Rates (IBOR) reform on financial reporting. These amendments allow entities to assume that the interest rate benchmark on which hedged cash flows and hedged risk are based, and the interest rate benchmark on which the cash flows of the hedging instrument are based, are not altered as a result of IBOR reform. The amendments provide temporary relief that allows hedge accounting to continue, and any hedge ineffectiveness to continue to be recorded in the income statement, during the period of uncertainty before the replacement of existing interest rate benchmarks. The amendments apply to all hedging relationships that are directly affected by IBOR reform, and application of the relief is mandatory. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument. The relief will cease to apply when the uncertainty arising from IBOR reform is no longer present. On January 1, 2020, and in accordance with applicable transition provisions, we adopted the amendments retrospectively to hedging relationships that existed at the start of the reporting period or were designated thereafter, and we continue to apply hedge accounting to the amount in accumulated other comprehensive income (loss) (OCI) with respect to our interest rate swap cash flow hedges. The amendments also contain specific disclosure requirements for hedging relationships to which the relief is applied. See note 20(b) for disclosure of interest rate risks related to IBOR reform. The amendments did not have a significant impact on our disclosures or the amounts reported in our consolidated financial statements for the year ended December 31, 2020.

In August 2020, the IASB issued Interest Rate Benchmark Reform-Phase 2, which amends IFRS 9, IAS 39, IFRS 4, Insurance Contracts, IFRS 7, and IFRS 16, Leases. The amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces a previous interest rate benchmark with an alternative benchmark rate as a result of IBOR reform. We adopted the Phase 2 amendments as of January 1, 2021. The adoption of the Phase 2 amendments had no significant impact on our consolidated financial statements for the year ended December 31, 2021. See note 20 for further detail. We will continue to monitor relevant developments and will evaluate the impact of the Phase 2 amendments on our consolidated financial statements as IBOR reform progresses.

Initial adoption and application of IFRS 16, Leases:

    Effective January 1, 2019, we adopted IFRS 16, Leases, which brought most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. IFRS 16 superseded IAS 17, Leases, and related interpretations. In connection therewith, as of such date, we recognize right-of-use (ROU) assets and related lease obligations as of the applicable lease commencement date. In adopting this standard, we applied the modified retrospective approach, permitting us to recognize the cumulative effect of such adoption as an adjustment to our opening balance sheet as of January 1, 2019, without restatement of prior period comparative information. In connection therewith, we recognized ROU assets of $111.5 and related lease obligations of $112.0, and reduced our accrued liabilities by $0.5 on our consolidated balance sheet as of January 1, 2019. There was no net impact on our deficit as of January 1, 2019. We discounted our lease payments using a weighted-average rate of 4.7% as of January 1, 2019. In computing the initial adjustment, we elected to apply the practical expedients available under IFRS 16, and accordingly expense the costs of low-value and short-term leases in our consolidated statement of operations on a straight-line basis over the lease term. The amortization of the ROU assets is recognized as a depreciation charge, and the interest expense on the related lease obligations is recognized as finance costs in our consolidated statement of operations. Prior to the adoption of IFRS 16, we recognized operating lease expenses on a straight-line basis over the lease term generally in cost of sales or SG&A in our consolidated statement of operations. There were no changes to our finance leases required by the adoption of IFRS 16, which we continue to capitalize at their commencement (included in property, plant and equipment on our consolidated balance sheet), and include the corresponding liability, net of finance costs, on our consolidated balance sheet (see note 11).

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

SIGNIFICANT ACCOUNTING POLICIES:
The accounting policies below are in compliance with IFRS as issued by the IASB and have been applied consistently to all periods presented in these consolidated financial statements.
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
Upon consolidation, for our subsidiaries with a non-U.S. dollar functional currency, we translate assets and liabilities denominated in foreign currencies into U.S. dollars using the period-end exchange rates, and we translate revenue and expenses into U.S. dollars at the average exchange rates prevailing during the month of the transaction. We defer gains and losses arising from the translation of these operations in the foreign currency translation account included in accumulated OCI. For the purposes of foreign currency translation of transactions at our subsidiaries with a non-U.S. dollar functional currency, we translate foreign currency transactions into the relevant non-U.S. dollar functional currency using the exchange rate prevailing during the month of the transaction for revenues and expenses or the exchange rate as at period end for the translation of these foreign currency denominated monetary assets and liabilities, and such gains and losses arising from these translations are recorded in the statement of operations in their non-U.S. dollar functional currency before translation into U.S. dollar for consolidation purposes.

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

(f)    Inventories:
We procure inventory and manufacture products based on specific customer orders and forecasts, and value our inventory on a first-in, first-out basis at the lower of cost and net realizable value. The cost of our finished goods and work in progress includes direct materials, labor and overhead. We may require valuation adjustments if actual market conditions or demand for our customers' products or services are less favorable than originally projected. The determination of net realizable value involves significant management judgment and estimation. When estimating the net realizable value of our inventory, we consider factors such as shrinkage, the aging of and future demand for the inventory, and contractual arrangements with customers. We attempt to utilize excess inventory in other products we manufacture or return such inventory to the relevant suppliers or customers. We use future sales volume forecasts to estimate excess inventory on-hand. A change to these assumptions may impact our inventory valuation and our gross margins. We adjust previous write-downs in our consolidated statement of operations in the period a change in estimate occurs.
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

Buildings	Up to 40 years
Building/leasehold improvements	Up to 40 years or if shorter, term of lease
Machinery and equipment	3 to 15 years
We estimate the useful life of property, plant and equipment based on the nature of the asset, historical experience, expected changes in technology, and the expected duration of related customer programs. When major components of an asset have a significantly different useful life than their primary asset, the components are accounted for and depreciated separately. We review our estimates of residual values, useful lives and the methods of depreciation annually at year end and, if required, adjust them prospectively. We determine gains and losses on the disposal or retirement of property, plant and equipment by comparing the proceeds from disposal with the carrying amount of the asset and we recognize these gains and losses in our consolidated statement of operations in the period of disposal or retirement. Also see note 2(j).
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

(i)    Goodwill and intangible assets:
Goodwill:
We initially record goodwill related to business acquisitions on our consolidated balance sheet in the amount of the excess of the fair value of the aggregate consideration paid or payable (including the estimated fair value of any contingent consideration) over the fair value of the identifiable net assets acquired. In subsequent reporting periods, we measure goodwill at cost less accumulated impairment losses, if any. We do not amortize goodwill. For purposes of impairment testing, we allocate goodwill to the CGU, or group of CGUs, that we expect will benefit from the related acquisition. See note 2(j).
Intangible assets:
We record acquired intangible assets on our consolidated balance sheet at fair value on the date of acquisition. We capitalize acquired intangible assets when the economic benefits associated with the asset are probable and when the cost can be measured reliably. We estimate the useful life of acquired intangible assets based on the nature of the asset, historical experience and the projected period of expected future economic benefits to be provided by the asset. In subsequent reporting periods, we measure such intangible assets at cost less accumulated amortization and accumulated impairment losses, if any. We amortize these assets on a straight-line basis over their estimated useful lives as follows:

Intellectual property	3 to 5 years
Other intangible assets	4 to 15 years
Computer software assets	1 to 10 years
Intellectual property assets consist primarily of certain acquired non-patented intellectual property and process technology. Other intangible assets consist primarily of customer relationships and contract intangibles. Computer software assets consist primarily of software licenses. We review our estimates of residual values, useful lives and the methods of amortization annually at year end and, if required, adjust for these prospectively. We reflect changes in useful lives on a prospective basis.
(j)    Impairment of goodwill, intangible assets, property, plant and equipment, and ROU assets:
We review the carrying amount of goodwill, intangible assets, property, plant and equipment, and ROU assets for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount of such assets, or the related CGU or CGUs, may not be recoverable. If any such indication exists, we test the carrying amount of such assets or CGUs for impairment. In addition to an assessment of triggering events during the year, we conduct an annual impairment assessment of CGUs with goodwill in the fourth quarter of each year to correspond with our annual planning cycle (Annual Impairment Assessment). Judgment is required in the determination of: (i) our CGUs, which includes an assessment of whether the relevant asset, or group of assets, largely generates independent cash inflows, and an evaluation of how management monitors the business operations pertaining to such asset, or asset group; and (ii) whether events or changes in circumstances during the year are indicators that a review for impairment should be conducted.
We recognize an impairment loss when the carrying amount of an asset, CGU or group of CGUs exceeds its recoverable amount. The recoverable amount of an asset, CGU or group of CGUs is measured as the greater of its expected value-in-use and its estimated fair value less costs of disposal. Determining the recoverable amount is subjective and requires

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

management to exercise significant judgment in estimating future growth, profitability, discount and terminal growth rates, and in projecting future cash flows, among other factors. Determination of our expected value-in-use is based on a discounted cash flow analysis of the relevant asset, CGU or group of CGUs. Determining estimated fair value less costs of disposal requires valuations and use of appraisals. Future events and changing market conditions may impact our assumptions as to prices, costs or other factors that may result in changes to our estimates of future cash flows. Where applicable, we engage independent brokers to obtain market prices to estimate our real property and other asset values. We recognize impairment losses in our consolidated statement of operations. If it is determined that an impairment exists, we first allocate the impairment losses to the relevant CGU (or group of CGUs) to reduce the carrying amount of its (or their) goodwill, if any. If the goodwill is reduced to nil and the impairment losses have not been fully allocated, we then reduce the carrying amount of other assets in such CGU (or group of CGUs), generally on a pro-rata basis, until the impairment losses have been recognized in full. See notes 6, 7, and 8.
We do not reverse impairment losses for goodwill in future periods. We reverse impairment losses for property, plant and equipment, ROU assets and intangible assets if the events or conditions that resulted in such losses in prior periods no longer exist or have decreased as a result of changes in circumstances. At each reporting date, we review for indicators that could change the estimates we used to determine the recoverable amount of the relevant assets. The amount of the reversal will be limited to the carrying amount that would have been determined, net of depreciation or amortization, had we recognized no impairment loss in prior periods.
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
The recognition of restructuring charges requires management to make certain judgments and estimates regarding the nature, timing and amounts associated with our restructuring actions. Our assumptions include the timing of employee terminations, the measurement of termination costs, any anticipated sublease recoveries from exited sites, the timing of dispositions, and the estimated fair values less costs of disposal for assets we no longer use and which are available for sale. We develop detailed plans and record termination costs in the period that employees are informed of their termination. For owned sites and equipment that are no longer in use and are available for sale, we recognize an impairment loss based on their estimated fair value less costs of disposal, with estimated fair value based on market prices for similar assets. We may engage third parties to assist in the determination of the estimated fair values less costs of disposal for these assets. For leased sites that we intend to exit in connection with restructuring activities, we assess the recoverability of our ROU assets, and write down such assets (recorded as restructuring charges) if the carrying value exceeds any estimated sublease recoveries. To estimate future sublease recoveries, we may engage independent brokers to determine the estimated tenant rents we can expect to realize. At the end of each reporting period, we evaluate the appropriateness of our restructuring charges and balances. We may be required to adjust recorded amounts to reflect actual experience or changes in estimates for future periods. See note 15(a).
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
Under defined benefit plans, our obligation is to provide an agreed-upon benefit to specified plan participants. We remain exposed to both actuarial and investment risks with respect to defined benefit plans. Our obligation is actuarially determined using the projected unit credit method, based on service and management’s estimates. Actuarial valuations require management to make judgments and estimates relating to salary escalation, compensation levels at the time of retirement, retirement ages, the discount rate used in measuring the net interest on the net defined benefit asset or liability, and expected healthcare costs (as applicable). These actuarial assumptions could change from period-to-period and actual results could differ materially from the estimates originally made by management. We evaluate our assumptions on a regular basis, taking into consideration current market conditions and historical data. Market-driven changes may affect the actual rate of return on plan assets compared to our assumptions, as well as our discount rates and other variables which could cause actual results to differ materially from our estimates. Changes in assumptions could impact our defined benefit pension plan valuations and our future defined benefit pension expense and required funding.
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

Stock-based compensation (SBC):
We generally grant restricted share units (RSUs) and performance share units (PSUs), and from time to time grant stock options, to employees under our SBC plans. Stock options and RSUs vest in installments over the vesting period. Stock options generally vest one-quarter per year over a four-year period, and RSUs generally vest one-third per year over a three-year period. We treat each installment under a grant of stock options and RSUs as a separate grant in determining the compensation expense. PSUs vest at the end of their respective terms, generally three years from the grant date, to the extent that specified performance conditions have been met.
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
PSUs:
The number of PSUs that will actually vest varies from 0% to 200% of a target amount granted, based on the level of achievement of a pre-determined non-market performance measurement in the final year of the three-year performance period, subject to modification by each of a separate pre-determined non-market financial target, and our relative total shareholder return (TSR), a market performance condition, compared to a pre-defined group of companies over the three-year performance period. The cost we record for PSUs is based on our estimate of the outcome of the applicable performance conditions. The grant date fair value of the non-TSR-based performance measurement and modifier is based on the market

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

value of our SVS at the time of grant and is subject to adjustment in subsequent periods to reflect changes in the estimated level of achievement related to the applicable performance condition. The grant date fair value of the TSR modifier is based on a Monte Carlo simulation model. We recognize compensation expense in our consolidated statement of operations on a straight-line basis over the requisite service period and we reduce this expense for the estimated PSU awards that are not expected to vest because the employment conditions are not expected to be satisfied. Unless a grantee has been authorized, and elects, to settle PSUs in cash, we intend to settle these awards with SVS purchased in the open market by a broker or issued from treasury.

Deferred Share Units (DSUs):
    The compensation of our Board of Directors is comprised of annual Board and Board Chair retainer fees, annual standing Board committee Chair retainer fees (where applicable), and travel fees (collectively, Annual Fees) payable in quarterly installments in arrears.* Directors must elect to receive 0%, 25% or 50% of their Annual Fees in cash, with the balance in DSUs, until such director satisfies the requirements of the Company's Director Share Ownership Guidelines. Once a director has satisfied such requirements, the director may then elect to receive 0%, 25% or 50% of their Annual Fees in cash, with the balance either in DSUs or in RSUs (if no election is made, 100% of such director's Annual Fees will be paid in DSUs). The number of DSUs or RSUs we grant is determined by dividing the elected percentage of the dollar value of the Annual Fees earned in the quarter by the closing price of our SVS on the NYSE on the last business day of such quarter (in the case of DSUs) or the trading day preceding the date of grant (in the case of RSUs). Each DSU represents the right to receive one SVS or an equivalent value in cash after the individual ceases to serve as a director, and is neither an employee of the Company, nor a director or employee of any corporation that does not deal at arm's length with the Company (Retires). DSUs granted prior to January 1, 2007 may be settled with SVS issued from treasury or purchased in the open market, or with cash (at the discretion of the Company). DSUs granted after January 1, 2007 may only be settled with SVS purchased in the open market, or with cash (at the discretion of the Company). RSUs granted to directors vest ratably over a three-year period and are governed by the terms of our Long-Term Incentive Plan (LTIP). Each vested RSU entitles the holder thereof to one SVS; however, if permitted by the Company under the terms of the grant, a director may elect to receive a payment of cash in lieu of SVS. Unvested RSUs vest immediately on the date the director Retires. We expense the cost of director compensation through SG&A in our consolidated statement of operations in the period the services are rendered.
* Mr. Popatia is an officer of Onex Corporation (Onex) and does not receive compensation as a director of the Company; however, Onex receives compensation for providing his services as a director, payable in DSUs in equal quarterly installments in arrears. See note 17.

(m)    Deferred financing costs:
Deferred financing costs consist of costs relating to the establishment or amendment of our credit facility (including in connection with subsequent security arrangements). We defer financing costs related to our revolving facility as other assets on our consolidated balance sheet, and amortize these costs in our consolidated statement of operations on a straight-line basis over the term of the revolving facility (or the remainder of the term for amendments or subsequent security arrangements). We record financing costs relating to the issuance of our term loans as a reduction to the cost of the related debt (see note 11), which we amortize in our consolidated statement of operations using the effective interest rate method over the term of the related debt or when the debt is retired, if earlier.

(n)    Income taxes:
Our income tax expense for a reporting period is comprised of current and deferred income taxes. Current income taxes and deferred income taxes are recognized in our consolidated statement of operations, except to the extent that they relate to items recognized in OCI or directly in equity, in which case they are recognized in OCI or directly in equity, respectively.
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

Amortized cost:
Financial assets that we hold with the intention of collecting the contractual cash flows (in the form of payment of principal and related interest) are measured at amortized cost, and include our A/R, term deposits and non-customer receivables. We initially recognize the carrying amount of such assets on our consolidated balance sheet at fair value plus directly attributable transaction costs, and subsequently measure these at amortized cost using the effective interest rate method, less any impairment losses. Financial liabilities that are not classified as FVTPL include our accounts payable (A/P), the majority of our accrued liabilities and certain other provisions, as well as borrowings under our credit facility, including our term loans. We initially recognize the carrying amount of such liabilities on our consolidated balance sheet at fair value plus transaction costs that are directly attributable to the issuance of such liabilities. These financial liabilities are measured at amortized cost subsequent to initial recognition.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

(p)    Derivatives and hedge accounting:
    We enter into forward exchange and swap contracts to hedge the cash flow risk associated with firm purchase commitments and forecasted transactions in foreign currencies that we consider to be highly probable, and to hedge foreign-currency denominated balances. We use estimates to forecast future cash flows and the future financial position of net monetary assets or liabilities denominated in foreign currencies. We enter into interest rate swap agreements to mitigate the interest rate risk on a portion of our term loan borrowings. We apply hedge accounting to those hedge relationships that are considered effective. Management assesses the effectiveness of hedges by comparing actual outcomes against our estimates on a regular basis. Subsequent revisions in estimates of future cash flow forecasts, if significant, may result in the discontinuation of hedge accounting for that hedge. We do not enter into derivative contracts for speculative purposes.

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

(q)    Impairment of financial assets:
We review financial assets for impairment at each reporting date. Financial assets are deemed to be impaired when objective evidence resulting from one or more events subsequent to the initial recognition of the asset indicates the estimated future cash flows of the asset have decreased. We use a forward-looking expected credit loss (ECL) model in determining our allowance for doubtful accounts as it relates to trade receivables, contract assets (under IFRS 15, Revenue from Contracts with Customers), and other financial assets. Our allowance is based on historical experience, and includes consideration of the aging of the balances, the customer's creditworthiness, current economic conditions, expectation of bankruptcies, and political and economic volatility in the markets/location of our customers, among other factors. We measure an impairment loss as the excess of the carrying amount over the present value of the estimated future cash flows discounted using the financial asset’s original discount rate, and we recognize this loss in our consolidated statement of operations. A financial asset is written-off or written-down to its net realizable value as soon as it is determined to be impaired. We adjust previous write-downs to reflect changes in estimates or actual experience.

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
(s)    Government subsidies:
We receive governmental subsidies, grants and credits (collectively, Subsidies), from time to time related to operating expenditures or equipment purchases. We recognize such Subsidies when there is reasonable assurance that we qualify for, and have complied with the conditions of, the Subsidy, and that the Subsidy will be received. If we receive a Subsidy but cannot reasonably assure that we have complied with its conditions, we will defer recognition of the Subsidy and record a liability on our consolidated balance sheet until the conditions are fulfilled. For Subsidies that relate to operating expenditures, we recognize the Subsidy as a reduction to the expenditure that the Subsidy was intended to offset, in the period the cost is incurred or when the conditions are fulfilled if they were not met when the costs were incurred. For Subsidies that relate to the purchase of equipment, we reduce the cost of the asset in the period the cost is incurred or when the conditions are fulfilled if they were not met when the costs were incurred, and we calculate amortization on the net amount. See note 23.

3.    ACQUISITIONS:

On November 1, 2021, we completed the acquisition of 100% of the shares of PCI Private Limited (PCI), a fully integrated design, engineering and manufacturing solutions provider with five manufacturing and design facilities across Asia. The agreement governing the acquisition of PCI includes a customary post-closing net working capital adjustment (WCA). The purchase price for PCI was $314.7, net of $11.4 of cash acquired, and including a preliminary net WCA (which is subject to finalization in the first quarter of 2022). The purchase price was funded with a combination of cash and borrowings of $220.0 under the revolving portion of our credit facility (see note 11).
Details of our preliminary purchase price allocation in the year of acquisition are as follows:

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

PCI

Accounts receivable and other current assets	$68.9
Inventories	83.6
Property, plant and equipment	22.8
Customer intangible assets	173.4
Other non-current assets	6.9
Goodwill	126.0
Accounts payable and accrued liabilities	(121.3)
Other current liabilities	(8.1)
Deferred income taxes and other long-term liabilities	(37.5)
$314.7
Acquired assets and liabilities are recorded on our consolidated balance sheet at their fair values as of the date of acquisition. We expect to finalize our purchase price allocation by the end of the first quarter of 2022, once the WCA has been finalized, and the work of third-party consultants in estimating the fair values of acquired intangible assets (customer intangible assets) has been completed.

Had the acquisition occurred on January 1, 2021, PCI would have contributed less than 10% to our consolidated revenue and net earnings for 2021.

Newly-recognized customer intangible assets from the acquisition will be amortized on a straight line basis over an estimated useful life of 10 years. As a result, our amortization of intangible assets will increase by approximately $17 annually. Goodwill from the acquisition arose primarily from specific knowledge and capabilities of the acquired workforce and expected synergies from the combination of our operations. Such goodwill is attributable to our ATS segment and is not tax deductible.

We engaged third-party consultants to provide valuations of certain inventory, property, plant and equipment and intangible assets in connection with our acquisition of PCI. The fair value of the acquired tangible assets was measured based on their value in-use, by applying the market (sales comparison, brokers' quotes), cost or replacement cost, or the income (discounted cash flow) approach, as deemed appropriate. The valuation of the intangible assets by the third-party consultants will be primarily based on the income approach using a discounted cash flow model and forecasts based on management's subjective estimates and assumptions. Various Level 2 and 3 data inputs of the fair value measurement hierarchy (defined in note 20) were (and will be) used in the valuation of the foregoing assets.
We recorded Acquisition Costs (defined in note 15) of $7.3 during 2021, including $4.8 related to our acquisition of PCI, offset in part by a $1.2 release of certain indirect tax liabilities previously recorded in connection with our acquisition of Impakt Holdings, LLC (Impakt). We recorded $0.2 of Acquisition Costs in 2020 related to potential acquisitions, and $3.9 of Acquisition Costs in 2019 (consisting of $1.7 of costs related to potential acquisitions and $2.2 of charges related to the subsequent re-measurement of indemnification assets recorded in connection with our Impakt acquisition). See note 15(e).
In 2019, we recorded purchase price adjustments totaling $2.7 related to acquisitions completed in 2018 (Atrenne Integrated Solutions, Inc. (Atrenne) and Impakt). There were no purchase price adjustments related to such acquisitions in 2020 or 2021.

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

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

To replace the Prior Program, we entered into an agreement in March 2020 with a third-party bank to sell up to $300.0 in A/R on an uncommitted basis, subject to pre-determined limits by customer. This one-year agreement provides for automatic annual one-year extensions, and was so extended in each of March 2021 and March 2022. This agreement may be terminated at any time by the bank or by us upon 3 months’ prior notice, or by the bank upon specified defaults. We are required to comply with covenants, including those relating to the fulfillment of payment obligations and restrictions on the sale, assignment or creation of liens, with respect to A/R sold under this agreement. At December 31, 2021 and December 31, 2020, we were in compliance with these covenants. Under our A/R sales programs, we continue to collect cash from our customers and remit amounts collected to the bank weekly.

On November 1, 2021, upon consummation of our acquisition of PCI, we commenced participation in an SFP pertaining to a PCI customer. As a result, as of December 31, 2021, we participated in three SFPs (one with a CCS segment customer, and two with ATS segment customers), pursuant to which we sell A/R from the relevant customer to third-party banks on an uncommitted basis. The SFPs have indefinite terms and may be terminated at any time by the customer or by us upon specified prior notice. We utilize the SFPs to substantially offset the effect of extended payment terms required by these customers on our working capital for the period. Under our SFPs, the third-party banks collect the relevant receivables directly from the customers.

At December 31, 2021, we sold $45.8 of A/R under our current A/R sales program (December 31, 2020 — $119.7) and $98.0 of A/R under our three SFPs, including $21.5 of A/R under the PCI customer's SFP (December 31, 2020 — $65.3 under two SFPs).

    The A/R sold under each of these programs are de-recognized from our A/R balance, and the proceeds are reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the A/R to the banks. A/R are sold net of discount charges, which are recorded as finance costs in our consolidated statement of operations.
Contract assets:
At December 31, 2021, our A/R balance included $253.5 of contract assets recognized as revenue in accordance with our revenue recognition accounting policy (December 31, 2020 — $231.8).

5.    INVENTORIES:
Inventories are comprised of the following:

	December 31
	2020	2021

Raw materials	$956.2	$1,585.8
Work in progress	71.5	71.2
Finished goods	63.8	40.0
	$1,091.5	$1,697.0

We record inventory provisions, net of valuation recoveries, in cost of sales. Inventory provisions reflect write-downs in the value of our inventory to net realizable value, and valuation recoveries primarily reflect realized gains on the disposition of previously written-down inventory. During 2021, we recorded net inventory provisions of $4.9, consisting of $7.2 in inventory provisions pertaining primarily to our ATS segment, offset in part by $2.3 of valuation recoveries in our CCS segment. During 2020, we recorded net inventory provisions of $17.0, split approximately evenly between our CCS and ATS segments. Our net inventory provisions for 2019 of $4.1 were comprised of $9.9 in provisions (approximately two-thirds of which related to specified aged inventory in our ATS segment), which were partially offset by $5.8 of valuation recoveries (split relatively equally between our segments) recorded in the fourth quarter of 2019. We regularly review the estimates and assumptions we use to value our inventory through analysis of historical performance, current conditions and future expectations.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

    We receive cash deposits from certain of our customers primarily to cover the impact of higher inventory levels carried due to the current constrained materials environment, and to reduce risks related to excess and obsolete inventory. Such deposits as of December 31, 2021 totaled $434.0 (December 31, 2020 — $174.7), and were recorded in accrued and other current liabilities on our consolidated balance sheet.

6.    PROPERTY, PLANT AND EQUIPMENT:
    Property, plant and equipment are comprised of the following:

	2020
	Cost	Accumulated Depreciation and Impairment	Net Book Value
Land	$36.2	$12.0	$24.2
Buildings including improvements	360.6	210.2	150.4
Machinery and equipment	721.8	563.9	157.9
	$1,118.6	$786.1	$332.5

	2021
	Cost	Accumulated Depreciation and Impairment	Net Book Value
Land	$35.2	$12.0	$23.2
Buildings including improvements	383.5	228.0	155.5
Machinery and equipment	739.7	579.7	160.0
	$1,158.4	$819.7	$338.7
The following table details the changes to the net book value of property, plant and equipment for the years indicated:

	Note	Land	Buildings including Improvements	Machinery and Equipment	Total
Balance — January 1, 2020		$23.6	$154.6	$176.8	$355.0
Additions		—	16.9	34.5	51.4
Depreciation		—	(20.9)	(47.9)	(68.8)
Write-down of assets and other disposals(i)		—	(0.9)	(4.3)	(5.2)
Foreign exchange and other		0.6	0.7	(1.2)	0.1
Balance — December 31, 2020		24.2	150.4	157.9	332.5
Additions		—	11.0	47.2	58.2
Acquisitions through business combination	3	—	17.8	5.0	22.8
Depreciation		—	(22.0)	(46.8)	(68.8)
Write-down of assets and other disposals (i)		—	(0.8)	(3.1)	(3.9)
Foreign exchange and other		(1.0)	(0.9)	(0.2)	(2.1)
Balance — December 31, 2021		$23.2	$155.5	$160.0	$338.7
(i)    Includes the write-down of equipment primarily related to disengaged programs in 2020 and 2021 (recorded in each case as restructuring charges), as described in note 15(a).
We review the carrying amount of property, plant and equipment for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount of such assets (or the related CGU or CGUs) may not be recoverable. If any such indication exists, we test the carrying amount of such assets or CGUs for impairment. We did not identify any triggering event during the course of 2019 through 2021 indicating that the carrying amount of such assets or related CGUs may not be recoverable.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

7.    RIGHT-OF-USE ASSETS:
    The following table details the changes to the net book value of ROU assets during the periods shown:

	Land	Buildings	Other	Total
Balance — January 1, 2020	$7.0	$94.7	$2.4	$104.1
Additions (i)	0.7	26.9	0.3	27.9
Depreciation	(0.6)	(29.2)	(0.5)	(30.3)
Write-down of assets and lease terminations(ii)	—	(1.1)	—	(1.1)
Foreign exchange and other	—	0.4	—	0.4
Balance — December 31, 2020	7.1	91.7	2.2	101.0
Additions(i)	0.1	42.1	0.4	42.6
Additions through business combination (note 3)	4.3	0.8	—	5.1
Depreciation	(0.5)	(31.0)	(0.5)	(32.0)
Write-down of assets and lease terminations(ii)	—	(0.3)	—	(0.3)
Foreign exchange and other	(0.3)	(2.3)	—	(2.6)
Balance — December 31, 2021	$10.7	$101.0	$2.1	$113.8
(i)    Additions represent new leases and lease renewals as result of extension of lease terms. Additions for 2021 were reduced by $0.4 (2020 — $4.2) in tenant improvement allowances that we received in connection with a new building lease for one of our Atrenne sites.
(ii)    During 2021, we recorded $0.3 (2020 — $1.1) (in each case as restructuring charges) to write down certain ROU assets in connection with restructuring actions pertaining to vacated properties, resulting in part from certain sublet recoveries that were lower than the carrying value of the related leases (Sublet Losses). See note 15(a).
    We review the carrying amount of ROU assets for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount of such assets (or the related CGU or CGUs) may not be recoverable. If any such indication exists, we test the carrying amount of such assets or CGUs for impairment. We did not identify any triggering event during the course of 2019, 2020 or 2021 indicating that the carrying amount of our ROU assets or related CGUs may not be recoverable. However, we recorded non-cash restructuring charges in such years to write-down certain ROU assets related to vacated properties (resulting in part from Sublet Losses, defined in footnote (ii) above) in connection with our restructuring activities, as described in footnote (ii) above and note 15(a).
8.    GOODWILL AND INTANGIBLE ASSETS:
Goodwill and intangible assets are comprised of the following:

	2020
	Cost	Accumulated Amortization and Impairment	Net Book Value
Goodwill	$254.0	$55.4	$198.6

Intellectual property	$111.3	$111.3	$—
Other intangible assets	503.2	282.6	220.6
Computer software assets	294.4	285.6	8.8
	$908.9	$679.5	$229.4

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

	2021
	Cost	Accumulated Amortization and Impairment	Net Book Value
Goodwill	$379.6	$55.4	$324.2

Intellectual property	$111.3	$111.3	$—
Other intangible assets	676.6	305.1	371.5
Computer software assets	298.8	288.3	10.5
	$1,086.7	$704.7	$382.0
The following table details the changes to the net book value of goodwill and intangible assets for the years indicated:

	Note	Goodwill	Other Intangible Assets	Computer Software Assets	Total
Balance — January 1, 2020		$198.3	$242.3	$9.0	$449.6
Additions		—	—	3.5	3.5
Amortization		—	(21.8)	(3.8)	(25.6)
Foreign exchange and other		0.3	0.1	0.1	0.5
Balance — December 31, 2020		198.6	220.6	8.8	428.0
Additions		—	—	5.0	5.0
Acquisitions through business combination	3	126.0	173.4	—	299.4
Amortization		—	(22.5)	(3.0)	(25.5)
Foreign exchange and other		(0.4)	—	(0.3)	(0.7)
Balance — December 31, 2021		$324.2	$371.5	$10.5	$706.2
We review the carrying amounts of goodwill and intangible assets for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount of such assets (or the related CGU or CGUs) may not be recoverable. If any such indication exists, we test the carrying amount of such assets or CGUs for impairment. No triggering events occurred during 2019 to 2021. However, see note 15(a) below for a description of write-downs of specified equipment and ROU assets during such period in connection with our restructuring activities. In addition to an assessment of triggering events during the year, we conduct an Annual Impairment Assessment of CGUs with goodwill in the fourth quarter of each year. We recorded no impairment charges against goodwill or intangible assets during 2019 to 2021 as a result of our 2019, 2020 or 2021 Annual Impairment Assessments.
For our Annual Impairment Assessments, we use cash flow projections based primarily on our plan for the following year, our three-year strategic plan, and other financial projections. Our plans, which are primarily based on financial projections submitted by our subsidiaries along with input from our customer teams, are reviewed by various levels of management as part of our annual planning cycle. Our three-year strategic plan and other financial projections were presented to our Board of Directors in July 2021. Our plan for 2022 was approved by management and presented to our Board of Directors in December 2021.

    Determining the recoverable amount of a CGU is subjective and requires management to exercise significant judgment in estimating, among other things, future growth, profitability, and discount and terminal growth rates. The assumptions used in our 2021 Annual Impairment Assessment were determined based on past experiences adjusted for expected changes in future conditions. Where applicable, we also engaged independent brokers to obtain market prices to estimate our real property and other asset values. For our 2021 Annual Impairment Assessment, we used cash flow projections over a 5-year period, and applied a perpetuity growth rate of 2% thereafter (consistent with long-term inflation guidance).

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

    Our goodwill balance at December 31, 2021 was $324.2 (December 31, 2020 — $198.6; December 31, 2019 — $198.3). At December 31, 2021, our Capital Equipment CGU consisted of $112.4 of goodwill attributable to our November 2018 acquisition of Impakt and $19.5 attributable to prior acquisitions; our A&D CGU consisted of goodwill of $3.7 attributable to our November 2016 acquisition of Lorenz, Inc. and Suntek Manufacturing Technologies, SA de CV (Karel Manufacturing); our Atrenne CGU consisted of goodwill of $62.6 attributable to our April 2018 acquisition of Atrenne; and our PCI CGU consisted of goodwill of $126.0 attributable to our November 2021 acquisition of PCI (based on our preliminary assessment, described in note 3).
    We used the following assumptions for purposes of our Annual Impairment Assessments of goodwill for the periods shown:

Assumption	Capital Equipment CGU	A&D CGU	Atrenne CGU	PCI CGU
Annual revenue growth rate	2021 — 10% over 5 year period; 2020 — 13% over 5 year period; 2019 — 13% over 5 year period	2021 — 11% over 5 year period; 2020 — 8% over 5 year period; 2019 — modest growth over 5 year period	2021 — 19% over 5 year period; 2020 — 9% over 5 year period; 2019 — 4% over 5 year period	2021 — 9% over 5 year period; 2020 — N/A; 2019 — N/A
Average annual CGU margins over the 5-year period	2021 — above total company margin(i); 2020 — above total company margin(i); 2019 — above total company margin(i)	2021 — slightly above total company margin(i); 2020 — slightly above total company margin(i); 2019 — slightly above total company margin(i)	2021 — above total company margin(i); 2020 — above total company margin(i); 2019 — above total company margin(i)	2021 — above total company margin(i); 2020 — N/A; 2019 — N/A
Discount rate (ii)	2021 — 11%; 2020 — 12%; 2019 — 13%	2021 — 11%; 2020 — 11%; 2019 — 10%	2021 — 10%; 2020 — 10%; 2019 — 10%	2021 — 15%; 2020 — N/A; 2019 — N/A
(i) Total company margin is defined as total segment income as a percentage of total revenue. See note 25.
(ii) For 2021, the pre-tax discount rate by CGU is as follows: Capital Equipment CGU — 14%; A&D CGU — 13%; Atrenne CGU — 13%; and PCI CGU — 18%.

Future growth in revenue and margins for these CGUs is supported by new business awarded recently, customer forecasts, assumptions for additional future program wins based on our current revenue pipeline, margin improvements based on restructuring actions implemented, growth due to acquisitions (if included in a CGU), and external industry outlooks. Assumptions for our Capital Equipment CGU for our 2021 Annual Impairment Assessment reflect the continued recovery of, and demand strength (including from new programs and market share gains) in our semiconductor business in 2021 (which is expected to continue). We have also assumed margin expansion for this CGU during the forecast period based on anticipated increased productivity driven by expected additional volumes. Assumptions for our Atrenne CGU for our 2021 Annual Impairment Assessment reflect an expected broad-based market recovery from the impact of COVID-19, as well as anticipated accelerated growth over the 5-year forecast period primarily in our defense business, resulting from expected new program wins following the investment in, and expansion of, a facility (opened in 2021) to accommodate additional capacity for our defense customers and our licensing business. Although our A&D CGU was adversely affected by COVID-19 in 2021, particularly our commercial aerospace business, our assumptions for this CGU for our 2021 Annual Impairment Assessment reflect industry expectations for a recovery of demand within the 5-year forecast period. The discount rate for our PCI CGU reflects the risks inherent in the PCI business.

    Future events and changing market conditions may impact our assumptions as to prices, costs or other factors that may result in changes to our estimates of future cash flows. Failure to realize the assumed revenues at an appropriate profit margin of a CGU could result in impairment losses in such CGU in future periods.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

9.    OTHER NON-CURRENT ASSETS:

		December 31
	Note	2020	2021
Net pension assets	18	$5.6	$5.1
Land rights		9.3	8.9
Deferred investment costs		1.8	2.4
Deferred financing costs		1.5	2.3
Other		7.3	6.5
		$25.5	$25.2

10.    PROVISIONS:
Our provisions include restructuring, warranty, legal and other provisions (described in note 2(k)). We include details of our restructuring provision in note 15(a). The following chart details the changes in our provisions for the year indicated:

	Restructuring	Warranty	Legal (i)	Other(ii)	Total
Balance — December 31, 2020	$4.7	$28.8	$0.8	$8.9	$43.2
Provisions	10.3	11.9	—	0.7	22.9
Reversal of prior year provisions(iii)	(0.5)	(7.0)	—	—	(7.5)
Payments/usage	(8.4)	(4.8)	—	(0.2)	(13.4)
Accretion, foreign exchange and other	—	0.1	—	(0.2)	(0.1)
Balance — December 31, 2021	$6.1	$29.0	$0.8	$9.2	$45.1
Current	$6.1	$10.2	$0.8	$—	$17.1
Non-current(iv)	—	18.8	—	9.2	28.0
December 31, 2021	$6.1	$29.0	$0.8	$9.2	$45.1
(i)    Legal represents our aggregate provisions recorded for various legal actions based on our estimates of the likely outcomes.
(ii)    Other represents our asset retirement obligations relating to properties that we currently lease.
(iii)    During 2021, we reversed prior year warranty provisions primarily as a result of expired warranties and changes in estimated costs based on historical experience.
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

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

11.    CREDIT FACILITIES AND LEASE OBLIGATIONS:

    We are party to a credit agreement with Bank of America, N.A., as Administrative Agent, and the other lenders party thereto, which prior to the amendment described below, provided a term loan in the original principal amount of $350.0 (Initial Term Loan) and a term loan in the original principal amount of $250.0 (First Incremental Term Loan), each of which was scheduled to mature in June 2025, and a $450.0 revolving credit facility (Revolver) that was scheduled to mature in June 2023. On December 6, 2021, the credit agreement was amended (as so amended, the Credit Facility) primarily: (i) to provide a new term loan (Second Incremental Term Loan) in the original principal amount of $365.0 (all of which was drawn on the amendment date and used as described below); (ii) to increase the commitments under the Revolver to $600.0 and extend its maturity date (see below), (iii) to ease certain covenant restrictions; and (iv) to include specified LIBOR successor provisions (see note 20). The Initial Term Loan and the Second Incremental Term Loan are collectively referred to as the Term Loans.

The Initial Term Loan was unchanged by the December 2021 amendment to the Credit Facility, and continues to mature in June 2025. The Second Incremental Term Loan and the Revolver each mature on March 28, 2025, unless either (i) the Initial Term Loan has been prepaid or refinanced or (ii) commitments under the Revolver are available and have been reserved to repay the Initial Term Loan in full, in which case such obligations mature on December 6, 2026.

The Second Incremental Term Loan requires quarterly principal repayments (commencing March 31, 2022) of $4.5625, and each of the Term Loans requires a lump sum repayment of the remainder outstanding at maturity. The Initial Term Loan required quarterly principal repayments of $0.875, and the First Incremental Term Loan required quarterly principal repayments of $0.625, all of which (in each case) were paid by the end of the first half of 2020. We are also required to make annual prepayments of outstanding obligations under the Credit Facility (applied first to the Term Loans, then to the Revolver, in the manner set forth in the Credit Facility) ranging from 0% — 50% (based on a defined leverage ratio) of specified excess cash flow (ECF) for the prior fiscal year. A mandatory prepayment of $107.0 (ECF Amount) was required and paid during the first half of 2020 based on this provision. No such prepayments based on 2020 ECF were required in 2021, or will be required in 2022 based on 2021 ECF. In addition, prepayments of outstanding obligations under the Credit Facility (applied as described above) may also be required in the amount of specified net cash proceeds received above a specified annual threshold (including proceeds from the disposal of certain assets). No Credit Facility prepayments based on 2020 net cash proceeds were required in 2021, or will be required in 2022 based on 2021 net cash proceeds. Any outstanding amounts under the Revolver are due at maturity. Except under specified circumstances, and subject to the payment of breakage costs (if any), we are generally permitted to make voluntary prepayments of outstanding amounts under the Revolver and the Term Loans without any other premium or penalty. Repaid amounts on the Term Loans may not be re-borrowed.
At December 31, 2021, the aggregate remaining mandatory principal repayments under the Credit Facility are as follows (assuming no further mandatory principal repayments are required based on ECF or net cash proceeds):

	Total	2022	2023	2024	2025	2026
Initial Term Loan	$295.4	$—	$—	$—	$295.4	$—
Second Incremental Term Loan (i)	$365.0	$18.25	$18.25	$18.25	$18.25	$292.0
(i) This assumes that the conditions required for a December 2026 maturity date are satisfied.
    The Credit Facility has an accordion feature that allows us to increase the term loans and/or revolving loan commitments thereunder by $150.0, plus an unlimited amount to the extent that a specified leverage ratio on a pro forma basis does not exceed specified limits, in each case on an uncommitted basis and subject to the satisfaction of certain terms and conditions. The Revolver also includes a $50.0 sub-limit for swing line loans, providing for short-term borrowings up to a maximum of ten business days, as well as a $150.0 sub-limit for letters of credit, in each case subject to the overall Revolver credit limit. The Revolver permits us and certain designated subsidiaries to borrow funds (subject to specified conditions) for general corporate purposes, including for capital expenditures, certain acquisitions, and working capital needs.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

Borrowings under the Revolver bear interest, depending on the currency of the borrowing and our election for such currency, at LIBOR, Base Rate, Canadian Prime, an Alternative Currency Daily Rate, or an Alternative Currency Term Rate (each as defined in the Credit Facility) plus a specified margin. The margin for borrowings under the Revolver and the Second Incremental Term Loan ranges from 1.50% to 2.25% for LIBOR borrowings and Alternative Currency borrowings, and from 0.50% to 1.25% for Base Rate and Canadian Prime borrowings, in each case depending on the rate we select and our consolidated leverage ratio (as defined in the Credit Facility). Commitment fees range from 0.30% to 0.45% depending on our consolidated leverage ratio. The Initial Term Loan currently bears interest at LIBOR plus 2.125%. The Second Incremental Term Loan currently bears interest at LIBOR plus 2.0%. See note 20 for a description of the LIBOR successor provisions under the Credit Facility. Prior to the December 2021 Credit Facility amendment, the margin for borrowings under the Revolver ranged from 0.75% to 2.5%, commitment fees ranged from 0.35% to 0.50%, in each case depending on the rate we selected and our consolidated leverage ratio, the Initial Term Loan bore interest at LIBOR plus 2.125%, and the First Incremental Term Loan bore interest at LIBOR plus 2.5%. We have entered into interest rate swap agreements to hedge against our exposures to the interest rate variability on a portion of our Term Loans. See note 20 for further detail.

    We are required to comply with certain restrictive covenants under the Credit Facility, including those relating to the incurrence of certain indebtedness, the existence of certain liens, the sale of certain assets, specified investments and payments, sale and leaseback transactions, and certain financial covenants relating to a defined interest coverage ratio and leverage ratio that are tested on a quarterly basis. Our Credit Facility also prohibits share repurchases for cancellation if our leverage ratio (as defined in such facility) exceeds a specified amount (Repurchase Restriction). At December 31, 2021 and December 31, 2020, we were in compliance with all restrictive and financial covenants under the Credit Facility, and the Repurchase Restriction was not in effect. In the third quarter of 2019, we were not in compliance with certain restrictive covenants related to the Repurchase Restriction. These defaults, as well as related cross defaults, were waived in October 2019 (Waivers). Also see note 15(d) below.

    The obligations under the Credit Facility are guaranteed by us and certain specified subsidiaries. Subject to specified exemptions and limitations, all assets of the guarantors are pledged as security for the obligations under the Credit Facility. The Credit Facility contains customary events of default. If an event of default occurs and is continuing (and is not waived), the administrative agent may declare all amounts outstanding under the Credit Facility to be immediately due and payable, and may cancel the lenders’ commitments to make further advances thereunder. In the event of a payment or other specified defaults, outstanding obligations accrue interest at a specified default rate. No such defaults occurred during 2020 or 2021.
In the first quarter of 2021 (Q1 2021), we repaid an aggregate of $30.0 under the First Incremental Term Loan. On October 27, 2021, we borrowed $220.0 under the Revolver to fund a portion of the purchase price for our November 2021 acquisition of PCI (see note 3). On December 6, 2021, upon receipt of the net proceeds from the $365.0 Second Incremental Term Loan, we repaid all remaining amounts outstanding under the First Incremental Term Loan ($145.0), terminating such loan, and repaid $215.0 of the $220.0 borrowed under the Revolver. On December 29, 2021, we repaid the remaining $5.0 outstanding under the Revolver.

During the first quarter of 2020 (Q1 2020), we made the scheduled quarterly principal repayment of $0.875 under the Initial Term Loan, and also prepaid an aggregate of $60.0 under the First Incremental Term Loan. On April 27, 2020, we prepaid $47.0 under the Initial Term Loan. These two prepayments were first applied to all remaining scheduled quarterly principal repayments of the Initial Term Loan and First Incremental Term Loan prior to maturity, as applicable, and thereafter to remaining applicable principal amounts outstanding thereunder. These prepayments also represented payment in full of the ECF Amount. In June 2020, we prepaid an additional $1.5 under the Initial Term Loan and $12.5 under the First Incremental Term Loan. No further prepayments were required or made thereafter during 2020.

    During 2019, we borrowed $48.0 under the Revolver, primarily to fund share repurchases in the first quarter of 2019 (Q1 2019) (see note 12) and repaid an aggregate of $207.0 of the amount then-outstanding under the Revolver (including by use of $110.0 of the $113.0 in proceeds we received upon the completion of our 2019 Toronto real property sale (Toronto Proceeds)). We made scheduled principal repayments of $1.5 in each quarter of 2019 under the Initial Term Loan and First Incremental Term Loan.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

Activity under our Credit Facility for the periods indicated is set forth below:

	Revolver	Term loans
Outstanding balances as of December 31, 2018	$159.0	$598.3
Amount borrowed in Q1 2019	48.0	—
Amount repaid in Q1 2019	(110.0)	(1.5)
Amount repaid in Q2 2019	(44.0)	(1.5)
Amount repaid in Q3 2019	(53.0)	(1.5)
Amount repaid in Q4 2019	—	(1.5)
Outstanding balances as of December 31, 2019	$—	$592.3
Amount repaid in Q1 2020	—	(60.9)
Amount repaid in Q2 2020	—	(61.0)
Outstanding balances as of December 31, 2020	$—	$470.4
Amount repaid in Q1 2021	—	(30.0)
Amount borrowed in Q4 2021	220.0	365.0
Amount repaid in Q4 2021	(220.0)	(145.0)
Outstanding balances as of December 31, 2021	$—	$660.4
The following table sets forth, at the dates shown: outstanding borrowings under the Credit Facility, excluding ordinary course letters of credit (L/Cs); notional amounts under our interest rate swaps, outstanding lease obligations; and information regarding outstanding L/Cs, surety bonds and overdraft facilities:

	Outstanding borrowings		Notional amounts under interest rate swaps (note 20)
	December 31 2020	December 31 2021	December 31 2020	December 31 2021
Borrowings under the Revolver (i)	$—	$—	$—	$—
Borrowings under the Term Loans (i)
Initial Term Loan	$295.4	$295.4	$175.0	$100.0
First Incremental Term Loan	175.0	—	100.0	—
Second Incremental Term Loan	—	365.0	—	100.0
Total	$470.4	$660.4	$275.0	$200.0

Total borrowings under Credit Facility	$470.4	$660.4
Unamortized debt issuance costs related to Term Loans (i)	(7.2)	(4.6)
Lease obligations (ii)	122.7	138.6
	$585.9	$794.4
Total Credit Facility and lease obligations:
Current portion	$99.8	$51.5
Long-term portion	486.1	742.9
	$585.9	$794.4
L/Cs, surety bonds and overdraft facilities:
Outstanding L/Cs under the Revolver	$21.3	$21.0
Outstanding L/Cs and surety bonds outside the Revolver	20.2	27.1
Total	$41.5	$48.1
Available uncommitted bank overdraft facilities	$162.7	$198.5
Amounts outstanding under available uncommitted bank overdraft facilities	$—	$—

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

(i)    We incur debt issuance costs upon execution and amendment of the Credit Facility. Debt issuance costs incurred in 2021 in connection with the Revolver totaling $2.2 ($0.3 in 2020; $1.1 in 2019) were deferred as other assets on our consolidated balance sheets and are amortized on a straight line basis over the term (or remaining term, as applicable) of the Revolver. Debt issuance costs incurred in 2021 in connection with our term loans totaling $1.8 (nil in 2020; $1.6 in 2019) were deferred as long-term debt on our consolidated balance sheets and are amortized over their respective terms using the effective interest rate method. In December 2021, we accelerated the amortization of $2.6 of unamortized deferred financing costs related to the termination of the First Incremental Term Loan, which we recorded in other charges (see note 15).
(ii)     Our lease obligations above represent the present value of unpaid lease payments which have been discounted using our incremental borrowing rate on the lease commencement dates. As of December 31, 2021, the current portion of our lease obligations was $34.5 (2020 — $32.2) and the long-term portion was $104.1 (2020 — $90.5).

At December 31, 2021, the contractual undiscounted cash flows for our lease obligations were as follows:

Years ending December 31	Total
2022	$40.4
2023	33.5
2024	21.2
2025	16.1
2026	12.8
Thereafter	39.0
$163.0
In addition to the lease obligations we recorded in our financial statements at December 31, 2021 (set forth under "Lease obligations" and footnote (ii) in the table above), we had commitments under additional real property leases not recognized as liabilities as of such date because the relevant leases had not yet commenced. A description of, and minimum lease obligations under, these leases are disclosed in note 24.

    Other lease related expenses that were recognized in the consolidated statement of operations are as follows:

Year ended December 31	2019	2020	2021
Interest expense on lease obligations	$6.6	$6.1	$6.6
Variable lease payments not included in the measurement of lease obligations	$0.7	$0.8	$0.9
Expenses relating to short-term leases or low-value leases	$4.6	$3.7	$1.5
See note 16 for a discussion of finance costs.

12.    CAPITAL STOCK:

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

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

(a) Capital transactions:

Number of shares (in millions)	SVS	MVS
Issued and outstanding at December 31, 2018	117.7	18.6
Issued from treasury(i)	0.8	—
Cancelled under normal course issuer bid (NCIB)	(8.3)	—
Issued and outstanding at December 31, 2019	110.2	18.6
Issued from treasury(i)	0.3	—
Cancelled under NCIB	(0.0062)	—
Issued and outstanding at December 31, 2020	110.5	18.6
Issued from treasury(i)	0.03	—
Cancelled under NCIB	(4.37)	—
Issued and outstanding at December 31, 2021	106.1	18.6
(i)     In 2021, 0.02 million SVS were issued from treasury upon the exercise of stock options for aggregate cash proceeds of $0.2. No SVS were issued from treasury upon the exercise of stock options in either 2020 or 2019. In 2021, we issued 0.01 million (2020 — 0.3 million; 2019 — 0.8 million) SVS from treasury with an ascribed value of $0.1 (2020 — $2.2; 2019 — $10.4) upon the vesting of certain RSUs and PSUs. We settled other RSUs and PSUs with SVS purchased in the open market (described below).

We have repurchased SVS in the open market and otherwise for cancellation in recent years pursuant to NCIBs, which allow us to repurchase a limited number of SVS during a specified period. We may not repurchase SVS for cancellation when the Repurchase Restriction is in effect (during a portion of 2019). The Repurchase Restriction was not in effect during 2020 or 2021 or at December 31, 2021. The maximum number of SVS we are permitted to repurchase for cancellation under each NCIB (when permitted) is reduced by the number of SVS purchased by a broker in the open market during the term of such NCIB to satisfy delivery obligations under our SBC plans. The Repurchase Restriction (when in effect) is not applicable to open market purchases for this purpose.
On November 19, 2020, the TSX accepted our notice to launch an NCIB (2020 NCIB), which allowed us to repurchase, at our discretion, from November 24, 2020 until the earlier of November 23, 2021 or the completion of purchases thereunder, up to approximately 9.0 million SVS in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. As part of the NCIB process, we from time-to-time entered into automatic share purchase plans (ASPPs) with a broker, instructing the broker to purchase our SVS in the open market on our behalf (for cancellation under the 2020 NCIB), including during any applicable trading blackout periods (ASPP Purchases), up to specified daily quantities at specified prices through the term of each ASPP.
In each of December 2020, March 2021, and June 2021 we entered into ASPPs, each of which have since expired. At December 31, 2020, we had accrued $15.0, representing the estimated contractual maximum number of permitted SVS repurchases (Contractual Maximum) for cancellation under the December 2020 ASPP (2.0 million SVS). This accrual was reversed in Q1 2021. No repurchases were made under the December 2020 ASPP prior to its expiration in January 2021. Repurchases of 1.7 million SVS (for cancellation) were made under the March 2021 and June 2021 ASPPs during 2021.

    On December 2, 2021, the TSX accepted our notice to launch a new NCIB (2021 NCIB). The 2021 NCIB allows us to repurchase, at our discretion, from December 6, 2021 until the earlier of December 5, 2022 or the completion of purchases thereunder, up to approximately 9.0 million of our SVS in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. As of December 31, 2021, approximately 8.3 million SVS remain available for repurchase under the 2021 NCIB either for cancellation or SBC delivery purposes.
In December 2021, we entered into an ASPP (NCIB ASPP) with a broker, instructing the broker to purchase on our behalf (for cancellation under the 2021 NCIB), during specified dates, including during any applicable trading blackout periods, up to the NYSE and TSX daily maximums (subject to certain conditions) at specified share prices. At December 31, 2021, we recorded an accrual of $7.5 (NCIB Accrual), representing the estimated Contractual Maximum (0.7 million SVS) for cancellation under the NCIB ASPP. As of December 31, 2021, 0.0036 million SVS were repurchased under the NCIB ASPP. In December 2021, we entered into an additional ASPP (SBC ASPP) with a broker, instructing the broker to purchase on our behalf (for delivery obligations under our SBC plans), during specified dates (including during any applicable trading

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

blackout periods), and subject to certain conditions, up to 3.7 million SVS. As of December 31, 2021, 0.7 million SVS were repurchased under the SBC ASPP. At December 31, 2021, we recorded an accrual of $33.8 (SBC Accrual), representing the estimated remaining Contractual Maximum (3.0 million SVS) under the SBC ASPP.

In December 2019, we completed a previous NCIB, which allowed us to repurchase, at our discretion, up to approximately 9.5 million of our SVS in the open market, or as otherwise permitted. We purchased a total of 8.3 million SVS for cancellation under this NCIB.
Information regarding share repurchase activities for the years indicated is set forth below:

	Year ended December 31
	2019	2020	2021

Aggregate cost (1) of SVS repurchased for cancellation (2)	$67.3	$0.1	$35.9
Number of SVS repurchased for cancellation (in millions) (3)	8.3	0.0062	4.37
Weighted average price per share for repurchases	$8.15	$7.45	$8.21
Aggregate cost (1) of SVS repurchased for delivery under SBC plans(4)	$9.2	$19.1	$20.6
Number of SVS repurchased for delivery under SBC plans (in millions)(5)	1.2	2.9	1.9
(1)         Includes transaction fees.
(2)     For 2020, excludes an accrual of $15.0 we recorded at December 31, 2020 for the estimated Contractual Maximum for cancellation under the December 2020 ASPP. For 2021, excludes the $7.5 NCIB Accrual.
(3)     Includes 1.7 million ASPP Purchases of SVS for cancellation in 2021 (there were no ASPP Purchases in 2020 or 2019).
(4)     For 2021, excludes the $33.8 SBC Accrual.
(5)     Includes 0.7 million ASPP Purchases for SBC delivery obligations in 2021 (there were no ASPP Purchases in 2020 or 2019).

December 31
2019	2020	2021

Number of SVS held by trustee for delivery under SBC plans (1)(2) (in millions)	1.7	2.4	1.4
Value of SVS held by trustee for delivery under SBC plans (2)	$14.8	$15.7	$15.1
(1)     For accounting purposes, we classify these shares as treasury stock until they are delivered pursuant to the plans.
(2)     SVS held in 2021 exclude the SBC Accrual.

(b) Employee SBC:
LTIP:
Under the LTIP, we may grant stock options, stock appreciation rights, RSUs and PSUs to eligible employees, consultants and directors. We may, at the time of grant, authorize the grantees to settle these awards either in cash or in SVS. Absent such permitted election, vested grants under the LTIP will be settled in SVS (on a one-for-one basis), either with SVS purchased in the open market or issued from treasury (up to a maximum aggregate of 29.0 million SVS). As of December 31, 2021, 10.0 million SVS remain reserved for issuance from treasury under the LTIP, covering potential issuances of SVS for outstanding awards and for potential future award grants.
Celestica Share Unit Plan (CSUP):
Under the CSUP, we may grant RSUs and PSUs to eligible employees. We have the option to settle vested RSUs and PSUs issued thereunder in SVS (on a one-for-one basis) purchased in the open market, or in cash.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

Employee SBC Expense:
Employee SBC expense may fluctuate from period-to-period to account for, among other things, new grants, forfeitures resulting from employee terminations or resignations, and the recognition of accelerated SBC expense for employees eligible for retirement. The portion of employee SBC expense that relates to performance-based compensation is subject to adjustment in any period to reflect changes in the estimated level of achievement of pre-determined performance goals and financial targets. No significant adjustments were recorded in 2021 with respect to PSUs expected to vest at the beginning of February 2022. Based on reviews of the status of the non-market performance vesting condition and modifier, we recorded an $8.4 expense reversal in 2020 to reflect reductions in the estimated number of PSUs expected to vest at the end of January 2021.
Information regarding employee SBC expense for the years indicated is set forth below:

	Year ended December 31
	2019	2020	2021
Employee SBC expense in cost of sales	$14.6	$11.1	$13.0
Employee SBC expense in SG&A	19.5	14.7	20.4
Total	$34.1	$25.8	$33.4
    For RSUs and DSUs issued to eligible directors under our Directors’ Share Compensation Plan (DSC Plan), see paragraph (c) below.
(i) Stock options:
We are permitted to grant stock options under our LTIP. Stock options are granted at prices equal to the closing market price on the day prior to the grant date and are exercisable during a period not to exceed 10 years from the grant date. Stock option grants and exercises were as follows for the years indicated:

	Number of Options	Weighted Average Exercise Price*
	(in millions)
Outstanding at January 1, 2019	0.3	$11.93
Exercised	—	$—
Outstanding at December 31, 2019	0.3	$12.50
Exercised	—	$—
Outstanding at December 31, 2020	0.3	$12.78
Granted	0.09	$10.58
Exercised	(0.02)	$6.54
Outstanding at December 31, 2021	0.4	$12.70
    The following stock options* were outstanding as at December 31, 2021:

Range of Exercise Prices	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Life of Outstanding Options	Exercisable Options	Weighted Average Exercise Price
	(in millions)		(years)	(in millions)
$6.56 to $13.87	0.4	$12.70	4.9	0.3	$13.33
*     The exercise prices were determined by converting the grant date fair value into U.S. dollars at the year-end exchange rate.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

We amortize the estimated grant date fair value of stock options to expense over the vesting period (generally 4 years). The grant date fair value of outstanding stock options was determined using the Black-Scholes option pricing model and the following assumptions in the year of the grant: risk-free interest rate (based on U.S. government bond yields) of 1.09%, expected volatility of the market price of our shares (based on historical volatility of our share price) of 43%, and the expected option life of 7 years (based on historical option holder behavior). No stock options were granted in 2020 or 2019.
(ii) RSUs and PSUs:
We grant RSUs and PSUs to employees pursuant to our LTIP and CSUP. Each vested unit generally entitles the holder to receive one SVS. Under the CSUP, we have the option to satisfy the delivery of shares upon vesting of the awards by purchasing SVS in the open market or by settling such awards in cash. Under the LTIP, we may (at the time of grant) authorize the grantees to settle awards in either cash or SVS (absent such permitted election, grants will be settled in SVS purchased in the open market or issued from treasury, subject to certain limits). We have generally settled these awards with SVS purchased in the open market by a broker, or issued from treasury. Unless a grantee has been authorized, and elects, to settle these awards in cash, Celestica intends to settle all outstanding RSUs and PSUs with SVS purchased in the open market by a broker, or issued from treasury. As a result, we account for these share unit awards as equity-settled awards. We amortize the grant date fair value of RSUs and PSUs to expense over the vesting period.

    The grant date fair value of RSUs is based on the market value of our SVS at the time of grant.
    With respect to PSUs, employees are granted a target number of PSUs (set forth for the years indicated in the table below). The number of PSUs that will actually vest will vary from 0% to 200% of the target amount granted based on the level of achievement of the relevant performance conditions. PSUs (representing in each case 100% of target) are primarily granted in the first quarter of each year. These PSUs vest based on the level of achievement of a pre-determined non-market performance measurement in the final year of the three-year performance period, subject to modification by each of a separate pre-determined non-market financial target and our relative TSR performance over the three-year vesting period. See note 2(l). The grant date fair value of the TSR modifier is based on a Monte Carlo simulation model and a premium of 109% for 2021 (2020 — 112%; 2019 — 102%). The grant date fair value of the non-TSR-based performance measurement and modifier is based on the market value of our SVS at the time of grant and is subject to adjustment to reflect changes in the estimated level of achievement related to the applicable performance condition. Vested awards were settled with SVS purchased in the open market by a broker, or issued from treasury.
The assumptions used in the measurement of the grant date fair values of PSUs were as follows:

	Year ended December 31
	2019	2020	2021
Expected volatility	28%	30%	49%
Expected life	3 years	3 years	3 years
Risk-free interest rate (based on 3-year Treasury bonds)	2.5%	1.4%	0.2%

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

    Information regarding aggregate RSU, PSU and stock option grants to employees, as applicable, for the years indicated is set forth below:

	Year ended December 31
	2019	2020	2021
RSUs Granted:
Number of awards (in millions)	3.0	2.4	3.0
Weighted average grant date fair value per unit	$7.88	$8.60	$8.36
PSUs Granted:
Number of awards (in millions, representing 100% of target)	2.1	1.7	2.9
Weighted average grant date fair value per unit	$8.14	$9.88	$9.49
Stock Options Granted:
Number of awards (in millions)	—	—	0.09
Weighted average grant date fair value per option	$—	$—	$4.22

	December 31
	2019	2020	2021
Number of outstanding RSUs (in millions)	4.6	4.5	4.6
Number of outstanding PSUs (in millions, representing 100% of target granted)	3.8	4.6	6.1
(c) Director SBC:
    We grant DSUs to certain members of our Board of Directors and Onex under our DSC Plan. We also grant RSUs (under specified circumstances) to certain directors as compensation under the DSC Plan. RSUs granted to directors vest ratably over a three-year period and are governed by the terms of our LTIP. Each vested RSU entitles the holder thereof to one SVS; however, if permitted by the Company under the terms of the grant, a director may elect to receive a payment of cash in lieu of SVS. Unvested RSUs vest immediately on the date the director Retires. See note 2(l) for additional detail. As Celestica is permitted to, and intends to, settle DSUs with shares purchased in the open market, we account for these awards as equity-settled awards. On January 29, 2020, William A. Etherington retired from Celestica’s Board of Directors. In accordance with the DSC Plan, the DSUs held by Mr. Etherington will be redeemed on or prior to the 90th day following the date on which he is no longer a director or employee of any corporation that does not deal at arm’s length with the Company. As of December 31, 2021, Mr. Etherington held 0.475 million DSUs.

    Information regarding director SBC expense for the years indicated is set forth below:

	Year ended December 31
	2019	2020	2021
Director SBC expense in SG&A (1)	$2.4	$2.0	$2.1
DSUs Granted:
Number of awards (in millions)	0.2	0.2	0.12
Weighted average grant date fair value per unit	$7.62	$5.64	$8.98
RSUs Granted:
Number of awards (in millions)	0.016	0.022	0.054
Weighted average grant date fair value per unit	$7.62	$5.71	$8.92
	December 31
	2019	2020	2021
Number of DSUs outstanding (in millions)	1.8	2.0	2.2
Number of RSUs issued to directors outstanding (in millions)	0.02	0.03	0.07
(1)    Expense consists of director compensation to be settled with SVS, or SVS and cash, as elected by each director.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

13.    ACCUMULATED OTHER COMPREHENSIVE LOSS, NET OF TAX:

		Year ended December 31
	Note	2019	2020	2021
Opening balance of foreign currency translation account		$(14.4)	$(14.6)	$(10.3)
Foreign currency translation adjustments		(0.2)	4.3	(7.7)
Closing balance		(14.6)	(10.3)	(18.0)

Opening balance of unrealized net gain (loss) on currency forward cash flow hedges		$(7.7)	$3.1	$11.6
Net gain (loss) on currency forward cash flow hedges(i)		6.7	9.0	(5.3)
Reclassification of net loss (gain) on currency forward cash flow hedges to operations(ii)		4.1	(0.5)	(8.2)
Closing balance(iii)		3.1	11.6	(1.9)

Opening balance of unrealized net loss on interest rate swap cash flow hedges		$(4.4)	$(12.1)	$(16.5)
Net gain (loss) on interest rate swap cash flow hedges		(10.2)	(12.8)	2.4
Reclassification of net loss on interest rate swap cash flow hedges to operations		2.5	8.4	7.2
Closing balance(iv)		(12.1)	(16.5)	(6.9)

Actuarial gains (losses) on pension and non-pension post-employment benefit plans	18	$(8.7)	$(9.1)	$9.3
Reclassification of actuarial losses (gains) to deficit		8.7	9.1	(9.3)
Loss on purchase of pension annuities	18	—	(0.2)	—
Reclassification of loss on purchase of pension annuities to deficit	18	—	0.2	—
Closing balance		—	—	—

Accumulated other comprehensive loss		$(23.6)	$(15.2)	$(26.8)
(i)    Net of income tax recovery of $0.5 for 2021 (2020 — net of $0.8 income tax expense; 2019 — net of $0.2 income tax expense).
(ii)    Net of release of $0.6 income tax expense associated with the reclassification of net hedge (gain) loss to the consolidated statements of operations for 2021 (2020 — net of nil income tax expense; 2019 — net of release of $0.5 of income tax benefit).
(iii)    Net of income tax recovery of $0.1 as of December 31, 2021 (December 31, 2020 — net of $1.0 of income tax expense; December 31, 2019 — net of $0.2 of income tax expense).
(iv)    No income tax impact as of December 31, 2021, December 31, 2020 or December 31, 2019.

14.    EXPENSES BY NATURE:
We have presented our consolidated statement of operations by function. Items included in our cost of sales and SG&A for the years indicated are set forth below:

	Year ended December 31
	2019	2020	2021
Employee-related costs	$815.2	$810.7	$819.4
SBC expense included in above employee-related costs	34.1	25.8	33.4
Freight and transportation costs	90.3	107.9	142.5
Depreciation expense (i)	105.8	99.1	100.8
Rental expense (i)	5.3	4.5	2.4
(i)    The amortization of ROU assets is included in depreciation expense. See note 7. We expense the costs of low-value and short-term leases in our consolidated statement of operations on a straight-line basis as rental expense. See note 11 for disclosure of these lease expenses.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

15.    OTHER CHARGES (RECOVERIES):

		Year ended December 31
	Note	2019	2020	2021
Restructuring charges (a)		$37.9	$25.8	$10.5
Losses on post-employment benefit plan (b)	18	4.1	—	—
Transition costs (recoveries) (c)		(95.8)	—	1.2
Credit Facility-related charges (d)		2.0	—	3.0
Acquisition Costs and Other (e)		1.9	(2.3)	(4.4)
		$(49.9)	$23.5	$10.3
(a)    Restructuring:
    Our restructuring activities in 2021 consisted primarily of actions to adjust our cost base to address reduced levels of demand in certain of our businesses and geographies, due in part to the impact of COVID-19, including actions in the first half of 2021 to right-size our commercial aerospace facilities. We implemented restructuring actions in 2020 associated primarily with our previously-disclosed disengagement from programs with Cisco Systems, Inc., as well as other actions intended to adjust our cost base similar to (and for the same reasons as) those taken in 2021.
    We recorded net restructuring charges of $10.5 in 2021, consisting of cash restructuring charges of $9.8, primarily for employee termination costs, and net non-cash charges of $0.7 (consisting of non-cash restructuring charges of $1.5 and non-cash restructuring recoveries of $0.8). The non-cash charges consisted primarily of the write-down of equipment related to disengaged programs. The non-cash recoveries primarily reflect gains on the sale of surplus equipment. Our restructuring provision at December 31, 2021 was $6.1 (December 31, 2020 — $4.7; December 31, 2019 — $11.2), which we recorded in the current portion of provisions on our consolidated balance sheet. See note 10.
We recorded restructuring charges of $25.8 in 2020, consisting of cash charges of $23.3, primarily for employee termination costs, and non-cash charges of $2.5. The non-cash restructuring charges represented the write-down of ROU assets ($1.1) in connection with vacated properties (resulting in part from Sublet Losses), and the write-down of certain equipment related to disengaged programs, offset in part by $0.3 in gains on the disposition of surplus equipment in the fourth quarter of 2020 (Q4 2020).
At the end of 2019, we completed our cost efficiency initiative (CEI), which commenced in the fourth quarter of 2017, and consisted of restructuring actions related to our CCS segment portfolio review and our Capital Equipment business. The CEI resulted in reductions to our workforce, as well as consolidation of certain sites to better align capacity and infrastructure with then-anticipated customer demand, related transfers of customer programs and production, re-alignment of business processes, management reorganizations, and other associated activities. We recorded restructuring charges of $37.9 in 2019, all in connection with our CEI, consisting of cash charges of $28.1, primarily for employee termination costs, and non-cash charges of $9.8, representing the write-down of certain equipment, primarily related to our Capital Equipment business and disengaged programs, and the write-down of ROU assets ($1.0) pertaining to vacated properties, resulting in part from Sublet Losses.
See notes 2(k) and 10 for further details regarding our restructuring provisions.
(b)    Losses on post-employment benefit plan:
    During the fourth quarter of 2019 (Q4 2019), we recorded non-cash charges of $4.1, representing additional obligations under our Thailand post-employment benefit plan as a result of changes in labor protection laws in Thailand that increased the severance benefits for specified employees upon termination.
(c)    Transition Costs (Recoveries):
    Transition Costs are comprised of transition-related relocation and duplicate costs pertaining to: (i) the relocation of our Toronto manufacturing operations and our corporate headquarters in connection with the 2019 sale of our Toronto real property (Toronto Transition Costs); and (ii) the transfer of manufacturing lines from closed sites to other sites within our

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

global network (Internal Relocation Costs). Transition Costs consist of direct relocation and duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition periods, as well as cease-use costs incurred in connection with idle or vacated portions of the relevant premises. Transition Recoveries consist of the $102.0 gain (Property Gain) we recorded in Q1 2019 in connection with our Toronto real property sale. See note 7 of our 2019 audited consolidated financial statements. We recorded $1.2 of Internal Relocation Costs in 2021 (2020 — de minimis; 2019 — $2.4).
(d)    Credit Facility-related charges:
    Credit Facility-related charges for 2021 consist primarily of a $2.6 charge to accelerate the amortization of unamortized deferred financing costs upon termination of the First Incremental Term Loan in Q4 2021 in connection with our December 2021 amendment to the Credit Facility (described in note 11). During Q4 2019, we incurred $2.0 in fees (Waiver Fees) in connection with obtaining the Waivers in October 2019 (described in note 11).
(e)    Acquisition Costs and Other:
We incur consulting, transaction and integration costs relating to potential and completed acquisitions. We also incur charges or releases related to the subsequent re-measurement of indemnification assets or the release of indemnification or other liabilities recorded in connection with acquisitions, when applicable. Collectively, these costs, charges and releases are referred to as Acquisition Costs (Recoveries).
We recorded net Acquisition Costs in 2021 of $6.1, consisting of $7.3 in costs related to acquisition activities, including the acquisition of PCI, offset in part by a $1.2 release of certain indirect tax liabilities previously recorded in connection with our acquisition of Impakt. We recorded $0.2 of Acquisition Costs in 2020 related to potential acquisitions, and $3.9 of Acquisition Costs in 2019 (consisting of $1.7 of costs related to potential acquisitions and $2.2 of charges related to the subsequent re-measurement of indemnification assets recorded in connection with our Impakt acquisition).
Other consists of legal recoveries (for prior period component parts in 2021 and 2020 and prior period freight charges in 2019) in connection with the settlement of class action lawsuits in which we were a plaintiff (2021 — $10.5; 2020 — $2.5; 2019 — $2.0).
16.    FINANCE COSTS:
Finance costs consist of interest expense and fees related to our Credit Facility (including debt issuance and related amortization costs), our interest rate swap agreements, our A/R sales program and SFPs, and interest expense on our lease obligations, net of interest income earned. See notes 4 and 11. We paid finance costs of $26.0 in 2021 (2020 — $29.5; 2019 — $44.5), including $3.6 in debt issuance costs in 2021 (2020 — $0.6; 2019 — $2.9). We also paid $2.0 in Waiver Fees in 2019, which we recorded in other charges (recoveries) (see note 15(d)).
17.    RELATED PARTY TRANSACTIONS:
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
    We are party to a services agreement with Onex for the services of Mr. Tawfiq Popatia, an officer of Onex, as a director of Celestica, pursuant to which Onex receives compensation for such services. This agreement automatically renews for successive one-year terms unless either party provides a notice of intent not to renew. Under such agreement, the annual fee payable to Onex is $0.235, payable in DSUs in equal quarterly installments, in arrears. The services agreement terminates automatically and the rights of Onex to receive compensation (other than accrued and unpaid compensation) will terminate (a) 30 days after the first day on which Onex ceases to hold at least one MVS of Celestica or any successor company or (b) the date Mr. Popatia ceases to be a director of Celestica for any reason. The number of DSUs is determined using the closing price of the SVS on the NYSE on the last day of the fiscal quarter in respect of which the installment is to be credited. DSUs

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

granted to Onex prior to January 1, 2007 may be settled with SVS issued from treasury or purchased in the open market, or with cash (at the discretion of the Company). DSUs granted to Onex after January 1, 2007 may only be settled with SVS purchased in the open market, or with cash (at the discretion of the Company).
    A consortium of four real estate partnerships, approximately 27% of the interests of which are held by a privately-held partnership in which Mr. Schwartz has a material interest; and approximately 25% of the interests of which are held by a partnership in which Mr. Schwartz has a non-voting interest, holds a 5% non-voting interest in the purchaser of our former Toronto real property, which we sold in 2019. See note 15(c).

Compensation of key management personnel:
    Our key management team consists of directors and senior executive officers. The aggregate compensation expenses we recognized under IFRS for our directors and senior executive officers for the periods shown were as follows:

	Year ended December 31
	2019	2020	2021
Short-term employee benefits and costs	$4.4	$8.7	$7.3
Post-employment and other long-term benefits	0.3	0.2	0.6
SBC (including DSUs and RSUs to eligible directors)	15.6	12.5	17.3
	$20.3	$21.4	$25.2
18.    PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS:
(a)    Plan summaries:
We provide pension and non-pension post-employment benefit plans for our employees. At December 31, 2021, such plans included our pension plan for employees in the United Kingdom (U.K. Main pension plan), which generally provides participants with stated benefits on retirement based on their pensionable service, either in annuities and/or lump sum payments. The U.K. Main pension plan is closed to new members, and approximately 1% of such plan members remain active employees of the Company. Our previous supplementary pension plan for employees in the United Kingdom (U.K.) was wound-up in 2019. Defined contribution pension plans are offered to certain employees, mainly in Canada and the U.S. We provide non-pension post-employment benefits (under other benefit plans) to retired and terminated employees in Canada, the U.S., Mexico, Thailand and South Korea. These benefits may include one-time retirement and specified termination benefits, medical, surgical, hospitalization coverage, supplemental health, dental and/or group life insurance.
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
The overall governance of our pension plans is conducted by our Human Resources and Compensation Committee which, through annual reviews, approves material plan changes, reviews funding levels, investment performance, compliance matters and plan assumptions, and ensures that the plans are administered in accordance with local statutory requirements. We have established a Canadian Pension Committee to govern our Canadian pension plans. The U.K. Main pension plan is governed by a Board of Trustees, composed of employee and company representation. Both the Canadian Pension Committee and the U.K. Board of Trustees review funding levels, investment performance and compliance matters for their respective plans. Our pension funding policy is to contribute amounts sufficient, at minimum, to meet local statutory funding requirements. For our defined benefit pension plans (primarily our U.K. Main pension plan), local regulatory bodies either define the minimum funding requirement or approve the funding plans submitted by us. We may make additional discretionary contributions taking into account actuarial assessments and other factors. The contributions that we make to support ongoing plan obligations are recorded in the respective asset or liability accounts on our consolidated balance sheet.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

    Our U.K. Main pension plan requires an actuarial valuation to be completed every three years. The actuarial valuation was completed using a measurement date of April 2019; the next valuation will have a measurement date of April 2022.
    We currently fund our non-pension post-employment benefit plans as we incur benefit payment obligations thereunder. Excluding our mandatory plans, the most recent actuarial measurements for our largest non-pension post-employment benefit plans were completed using valuation dates of May 2019 (Canada) and January 2020 (U.S.). The next actuarial measurements for these plans will have valuation dates of May 2022 and January 2022 (tentatively scheduled for mid-2022), respectively. We accrue the expected costs of providing non-pension post-employment benefits during the periods in which the employees render service. We used a measurement date of December 31, 2021 for the accounting valuation for pension and non-pension post-employment benefits.
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

    Pension fund assets are invested primarily in fixed income and equity securities. Asset allocation between fixed income and equity securities is adjusted based on the expected life of the plan and the expected retirement dates of the plan participants. Our pension funds do not invest directly in our shares, but may invest indirectly as a result of the inclusion of our shares in certain investment funds. All of our plan assets are measured at their fair value using the fair value hierarchy inputs described in note 20. At December 31, 2021, $33.2 (December 31, 2020 — $31.8) of our plan assets were measured using Level 1 inputs of the fair value hierarchy and $328.7 (December 31, 2020 — $348.3) of our plan assets (comprised of insurance annuities) were measured using Level 3 inputs of the fair value hierarchy. None of our plan assets were measured using Level 2 inputs. Approximately 96% of our plan assets consist of annuities purchased with insurance companies, and assets held with financial institutions with a Standard and Poor’s long-term rating of A or above at December 31, 2021. The annuities purchased for our U.K. Main pension plan are held with financial institutions that are governed by local regulatory bodies. The remaining assets are held with financial institutions where ratings are not available. For these institutions, Celestica monitors counterparty risk based on the diversification of plan assets. These plan assets are maintained in segregated accounts by a custodian that is independent from the fund managers. We believe that the counterparty risk is low.
Plan assets are measured at their fair values; however, the amounts we are permitted to record for defined benefit plan assets may be restricted under IFRS, as described in note 2(l). Based on a plan-by-plan review of the terms, conditions, and statutory minimum funding requirements of our defined benefit plans in 2021, we determined that the present value of future pension refunds or reductions in future contributions to our pension plans exceeds the total of the fair value of plan assets net of the present value of related obligations for all of our defined benefit plans, except for our defined benefit plan in Japan. As a result of this review, we reduced the recorded amount of our Japan defined benefit plan assets by $1.6 as at December 31, 2021 (December 31, 2020 — nil), which was reflected in OCI.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

(b) Plan financials:
    The table below presents the market value of defined pension and other benefit plan assets:

	Fair Market Value at December 31		Actual Asset Allocation (%) at December 31
	2020	2021	2020	2021
Quoted market prices:
Debt investment funds	$10.8	$10.6	3%	3%
Equity investment funds	7.8	7.6	2%	2%
Non-quoted market prices:
Insurance annuities	348.3	328.7	92%	91%
Other	13.2	15.0	3%	4%
Total	$380.1	$361.9	100%	100%
    The following tables provide a summary of the financial position of our defined pension and other benefit plans:

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31
	2020	2021	2020	2021
Plan assets, beginning of year	$328.5	$378.1	$1.8	$2.0
Interest income	6.4	5.2	—	—
Actuarial gains (losses) in other comprehensive income (i)	36.4	(5.2)	—	—
Administrative expenses paid from plan assets	(1.1)	(0.8)	—	—
Employer contributions	4.0	4.7	0.4	0.8
Employer direct benefit payments	1.1	1.4	2.6	1.7
Employer direct settlement payments	—	—	4.8	1.1
Settlement payments from employer	—	—	(4.8)	(1.1)
Settlement payments from plan	—	—	(0.1)	(0.2)
Benefit payments from plan	(12.5)	(16.8)	(0.2)	(0.5)
Benefit payments from employer	(1.1)	(1.4)	(2.6)	(1.7)
Foreign currency exchange rate changes and other	16.4	(5.3)	0.1	(0.1)

Plan assets, end of year	$378.1	$359.9	$2.0	$2.0

(i)    Actuarial gains or losses are determined based on actual return on plan assets less interest income as set forth in the table above. For 2020, includes a $0.2 loss resulting from the purchase of annuities in August 2020.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31
	2020	2021	2020	2021
Accrued benefit obligations, beginning of year	$346.0	$396.9	$87.4	$95.6
Current service cost	1.9	2.5	3.2	3.4
Past service cost (credit) and settlement/curtailment losses (i)	(0.8)	—	2.3	0.3
Interest cost	6.9	5.6	2.4	2.4
Actuarial losses (gains) in other comprehensive income from:
— Changes in demographic assumptions	(1.2)	(1.1)	—	—
— Changes in financial assumptions	41.0	(7.6)	5.0	(7.5)
— Experience adjustments	0.1	—	1.3	0.1
Settlement payments from employer	—	—	(4.8)	(1.1)
Settlement payments from plan	—	—	(0.1)	(0.2)
Benefit payments from plan	(12.5)	(16.8)	(0.2)	(0.5)
Benefit payments from employer	(1.1)	(1.4)	(2.6)	(1.7)
Foreign currency exchange rate changes and other	16.6	(4.2)	1.7	(1.7)
Accrued benefit obligations, end of year	$396.9	$373.9	$95.6	$89.1

Weighted average duration of benefit obligations (in years)	18	18	13	12
(i)    The settlement losses relate to employee terminations in connection with 2020 and 2021 restructuring actions.
    The present value of the defined benefit obligations, the fair value of plan assets and the surplus or deficit in our defined benefit pension and other benefit plans are summarized as follows:

	Pension Plans December 31		Other Benefit Plans December 31
	2020	2021	2020	2021
Accrued benefit obligations, end of year	$(396.9)	$(373.9)	$(95.6)	$(89.1)
Plan assets, end of year	378.1	359.9	2.0	2.0
Reduction of plan assets due to IFRS restrictions described in note 2(l)	—	(1.6)	—	—
Deficiency of plan assets over accrued benefit obligations	$(18.8)	$(15.6)	$(93.6)	$(87.1)
    The following table outlines the plan balances as reported on our consolidated balance sheet:

	December 31			December 31
	2020			2021
	Pension Plans	Other Benefit Plans	Total	Pension Plans	Other Benefit Plans	Total
Pension and non-pension post-employment benefit obligations	$(24.4)	$(92.9)	$(117.3)	$(20.7)	$(86.8)	$(107.5)
Current other post-employment benefit obligations	—	(0.7)	(0.7)	—	(0.3)	(0.3)
Non-current net pension assets (note 9)	5.6	—	5.6	5.1	—	5.1
	$(18.8)	$(93.6)	$(112.4)	$(15.6)	$(87.1)	$(102.7)

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

    The following table outlines the net expense recognized in our consolidated statement of operations for pension and non-pension post-employment benefit plans:

	Pension Plans Year ended December 31			Other Benefit Plans Year ended December 31
	2019	2020	2021	2019	2020	2021
Current service cost	$1.9	$1.9	$2.5	$2.6	$3.2	$3.4
Net interest cost	0.6	0.5	0.4	2.6	2.4	2.4
Past service cost (credit) and settlement/curtailment losses	—	(0.8)	—	8.0	2.3	0.3
Plan administrative expenses and other	1.5	1.1	1.3	—	—	—
	4.0	2.7	4.2	13.2	7.9	6.1
Defined contribution pension plan expense (note 18(c))	10.1	10.6	11.6	—	—	—
Total expense for the year	$14.1	$13.3	$15.8	$13.2	$7.9	$6.1
We generally record the expenses for pension plans and non-pension post-employment benefits in cost of sales, SG&A expenses, or other charges (see note 15), depending on the nature of the expenses.
The following table outlines the gains and losses, net of tax, recognized in OCI and reclassified directly to deficit for the years shown:

	Year ended December 31
	2019	2020	2021
Cumulative losses, beginning of year	$69.0	$77.7	$87.0
Loss on pension annuity purchases (see note 18(a))	—	0.2	—
Actuarial losses (gains) recognized during the year (i)	8.7	9.1	(9.3)
Cumulative losses, end of year (ii)	$77.7	$87.0	$77.7

(i)    Net of income tax expense of nil for 2021 (2020 — net of $0.4 income tax recovery; 2019 — net of $0.3 income tax recovery).
(ii)    Net of income tax recovery of $1.5 as at December 31, 2021 (December 31, 2020 — net of $1.5 income tax recovery; December 31, 2019 — net of $1.1 income tax recovery).
    The following percentages and assumptions were used in measuring the plans for the years indicated:

	Pension Plans			Other Benefit Plans
	2019	2020	2021	2019	2020	2021
Weighted average discount rate at December 31 (i) for:
Benefit obligations	2.1	1.4	1.8	2.9	2.5	3.2
Net pension cost	2.9	2.1	1.4	3.8	2.9	2.5
Weighted average rate of compensation increase for:
Benefit obligations	3.8	1.1	1.1	4.6	4.6	4.6
Net pension cost	4.1	3.8	1.1	4.2	4.6	4.6
Healthcare cost trend rates:
Immediate trend	—	—	—	5.3	5.3	5.2
Ultimate trend	—	—	—	4.0	4.0	4.0
Year the ultimate trend rate is expected to be achieved	—	—	—	2040	2040	2040
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
    A one percentage-point increase or decrease in one of the following actuarial assumptions, holding other assumptions constant in each case, would increase (decrease) our benefit obligations as follows:

	Pension Plans		Other Benefit Plans
	Year ended December 31, 2021		Year ended December 31, 2021
	1% Increase	1% Decrease	1% Increase	1% Decrease
Discount rate	$(58.4)	$76.1	$(9.8)	$11.9
Healthcare cost trend rate	$—	$—	$7.2	$(5.9)
    The sensitivity figures shown above were calculated by determining the change in our benefit obligations as at December 31, 2021 due to a 100 basis point increase or decrease to each of our significant actuarial assumptions used, specifically the discount rate and healthcare cost trend rate, in isolation, leaving all other assumptions unchanged from the original calculation.
(c) Plan contributions:
    We made the following plan contributions for the years indicated below and estimate our contribution for 2022 to be as follows:

	Year ended December 31			Estimated Contribution*
	2019	2020	2021	2022
Defined contribution plan	$10.1	$10.6	$11.6	$11.6
Defined benefit plan	3.7	5.1	6.1	2.9
Total	$13.8	$15.7	$17.7	$14.5

Non-pension post-employment benefit plans (i)	$9.1	$7.8	$3.6	$4.9
*    Our actual contributions could differ materially from these estimates.
(i)     Contributions for 2019 and 2020 include higher settlement payments than in 2021 as a result of higher employee terminations in connection with our restructuring actions during such years. See note 15(a).

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

19.    INCOME TAXES

	Year ended December 31
	2019	2020	2021
Current income tax expense:
Current year (i)	$35.1	$38.9	$44.3
Adjustments for prior years, including changes to net provisions related to tax uncertainties (ii)	(12.3)	(6.0)	(3.4)
	22.8	32.9	40.9
Deferred income tax expense (recovery):
Origination and reversal of temporary differences (i) (iii) (iv)	15.4	10.1	1.3
Changes in previously unrecognized tax losses and deductible temporary differences, including adjustments for prior years (iv)	(8.7)	(13.4)	(10.1)
	6.7	(3.3)	(8.8)
Income tax expense	$29.5	$29.6	$32.1
A reconciliation of income taxes calculated at the statutory income tax rate to the income tax expense at the effective tax rate is as follows:

	Year ended December 31
	2019	2020	2021

Earnings before income taxes	$99.8	$90.2	$136.0
Income tax expense at Celestica’s statutory income tax rate of 26.5% (2019 - 2021)	$26.4	$23.9	$36.1
Impact on income taxes from:
Foreign income taxed at different rates	(6.7)	(16.3)	(16.9)
Foreign exchange	5.0	(8.6)	1.2
Other, including non-taxable/non-deductible items and changes to net provisions related to tax uncertainties (i) (ii) (iv)	(5.8)	25.0	8.2
Change in tax rates (iii)	(0.8)	—	(7.6)
Change in unrecognized tax losses and deductible temporary differences (iv)	11.4	5.6	11.1
Income tax expense	$29.5	$29.6	$32.1
(i)    These line items for 2021 in the two tables above include a deferred tax expense of $6.0 related to taxable temporary differences associated with the anticipated repatriation of undistributed earnings (Repatriation Expense) from certain of our Chinese subsidiaries. These line items for 2020 in the two tables above include a $16.5 Repatriation Expense related to certain of our Chinese and Thai subsidiaries ($7.2 of which was realized as a current tax expense for withholding tax on dividends paid in 2021), and current tax expense of $1.8 for withholding tax on dividends paid in 2020. These items for 2019 in the two tables above include a $6.0 Repatriation Expense related to certain of our Chinese and Thai subsidiaries, which was realized as a current tax expense for withholding tax on dividends paid in 2020.
(ii)    These line items for 2019, 2020 and 2021 in the two tables above include tax benefits related to return-to-provision adjustments for changes in estimates related to prior years based on changes in facts or circumstances (RTP Adjustments), and net adjustments for tax liabilities and uncertainties (discussed below).
(iii)     This line item for 2021 in the table above relates to a deferred tax recovery recorded in connection with the revaluation of certain temporary differences using the future effective tax rate of our Thailand subsidiary in connection with the transition from a 100% income tax exemption to a 50% exemption in 2022 under an applicable tax incentive (Revaluation Impact). See the discussion of tax incentives below.
(iv)    These line items for 2019 in the two tables above include the tax expense related to the taxable portion of the Property Gain and the recognition of offsetting previously-unrecognized tax losses (discussed below).

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

    Our effective income tax rate can vary significantly period-to-period for various reasons, including as a result of the mix and volume of business in various tax jurisdictions within the Americas, Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no net deferred income tax assets have been recognized because management believes it is not probable that future taxable profit will be available against which tax losses and deductible temporary differences could be utilized. Our effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, cash repatriations, and changes in our provisions related to tax uncertainties.
During 2021, we recorded net income tax expense of $32.1, which included a $7.6 Revaluation Impact, largely offset by a $6.0 Repatriation Expense related to certain of our Chinese subsidiaries. Taxable foreign exchange impacts (Currency Impacts) were not significant in 2021.

    During 2020, we recorded a net income tax expense of $29.6, which included $18.3 of tax expenses relating to current and future withholding taxes associated with repatriations of undistributed earnings from certain of our Chinese and Thai subsidiaries that occurred in 2020 or were then-anticipated to occur in the foreseeable future, offset in large part by the following favorable impacts: (i) $4.1 in RTP Adjustments, (ii) the recognition of $2.6 of previously unrecognized deferred tax assets of our Japanese subsidiary, (iii) $5.1 in favorable Currency Impacts arising primarily from the strengthening of the Chinese renminbi relative to the U.S. dollar (our functional currency), and (iv) a $5.7 reversal of tax uncertainties in certain of our Asian subsidiaries in Q1 2020.
During 2019, we recorded a net income tax expense of $29.5, which was favorably impacted by $6.4 in tax benefits arising from RTP Adjustments, and an aggregate of $4.5 in reversals of certain previously-recorded tax liabilities and uncertainties, offset in part by $6.0 in withholding taxes associated with the then-anticipated repatriations of undistributed earnings with respect to certain of our Chinese and Thai subsidiaries. While our net income tax expense included Currency Impacts from fluctuations in foreign currencies relative to the U.S. dollar during each quarter of 2019, overall net Currency Impacts for 2019 were not significant. In connection with the sale of our Toronto real property, there was no net tax impact (see note 15(c)), as the deferred tax expense of $5.7 was offset by the recognition of previously unrecognized tax losses.
Changes in deferred tax assets and liabilities for the periods indicated are as follows:

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

	Unrealized foreign exchange gains	Accounting provisions not currently deductible	Pensions and non-pension post-retirement benefits	Tax losses carried forward	Property, plant and equipment and intangibles	Other	Reclassification between deferred tax assets and deferred tax liabilities(i)	Total
Deferred tax assets:
Balance — January 1, 2020	$—	$9.6	$(0.2)	$62.9	$—	$11.4	$(50.1)	$33.6
Credited to net earnings	—	0.9	0.4	8.6	—	—	—	9.9
Credited (charged) directly to equity	—	—	0.6	(0.3)	—	—	—	0.3
Effects of foreign exchange	—	—	(0.1)	1.0	—	—	—	0.9
Other	—	—	—	—	—	(11.4)	6.6	(4.8)
Balance — December 31, 2020	—	10.5	0.7	72.2	—	—	(43.5)	39.9
Credited (charged) to net earnings	—	7.2	2.1	(3.2)	—	2.7	—	8.8
Credited directly to equity	—	—	—	—	—	1.1	—	1.1
Additions from business combinations	—	0.1	—	—	—	1.0	—	1.1
Effects of foreign exchange	—	(0.1)	—	0.2	—	(0.5)	—	(0.4)
Other	—	—	—	—	—	(3.1)	0.3	(2.8)
Balance — December 31, 2021	$—	$17.7	$2.8	$69.2	$—	$1.2	$(43.2)	$47.7
Deferred tax liabilities:
Balance — January 1, 2020	$26.4	$—	$—	$—	$52.1	$—	$(50.1)	$28.4
Charged (credited) to net earnings	(0.2)	—	—	—	(6.7)	13.5	—	6.6
Charged directly to equity	—	—	—	—	—	0.8	—	0.8
Effects of foreign exchange	1.0	—	—	—	0.1	0.2	—	1.3
Other	—	—	—	—	—	(11.4)	6.6	(4.8)
Balance — December 31, 2020	27.2	—	—	—	45.5	3.1	(43.5)	32.3
Charged (credited) to net earnings	(0.2)	—	—	—	0.2	—	—	—
Additions from business combinations	—	—	—	—	30.7	—	—	30.7
Effects of foreign exchange	0.2	—	—	—	(0.2)	—	—	—
Other	—	—	—	—	—	(3.1)	0.3	(2.8)
Balance — December 31, 2021	$27.2	$—	$—	$—	$76.2	$—	$(43.2)	$60.2
(i)    This reclassification reflects the offsetting of deferred tax assets and deferred tax liabilities to the extent they relate to the same taxing authorities and there is a legally enforceable right to such offset.
The amount of deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized at December 31, 2021 was $1,764.1 (December 31, 2020 — $1,721.9). We have not recognized deferred tax assets in respect of these items because, based on management’s estimates, it is not probable that future taxable profit will be available against which we can utilize the benefits. A portion of our unused tax losses expires between 2022 and 2041 and a portion can be carried forward indefinitely. Deductible temporary differences do not expire under current applicable tax legislation.
The aggregate amount of temporary differences associated with investments in subsidiaries for which we have not recognized deferred tax liabilities is $10.4 (December 31, 2020 — $1.1). As of December 31, 2021, we recorded aggregate net deferred tax assets of $4.9 for one of our Asian subsidiaries which realized losses in 2021, and for our U.S. group of subsidiaries which realized losses in 2019, 2020, and 2021. As of December 31, 2020, we recorded aggregate net deferred tax assets of $8.3 for one of our Asian subsidiaries which realized losses in 2020, another Asian subsidiary which realized losses in 2019, and for our U.S. group of subsidiaries which realized losses in 2019 and 2020. As of December 31, 2019, we recorded aggregate net deferred tax assets of $6.8 for one of our Asian subsidiaries which realized losses in 2019 and for our U.S. group of subsidiaries which realized losses in 2018 and 2019. We recognize deferred tax assets based on our estimate of the future taxable profit we expect these subsidiaries to achieve based on our review of financial projections.

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
Our tax incentives currently consist of tax exemptions for the profits of, and for dividend withholding taxes for, our Thailand and Laos subsidiaries. These tax exemptions are subject to certain conditions with which we intend to comply, and expire as described below.

We have two income tax incentives in Thailand (one of our previous Thailand tax incentives expired in Q4 2019, and another expired in Q3 2020). One of our remaining incentives initially allows for a 100% income tax exemption (including distribution taxes), and after eight years transitions to a 50% income tax exemption for the next five years (excluding distribution taxes). This incentive will transition to the 50% exemption in January 2022 and will expire in 2027. The impact of this transition is discussed above (see the Revaluation Impact described in footnote (iii) to the income tax rate to expense reconciliation table above). The second incentive, approved in Q4 2019, allows for a 100% income tax exemption (including distribution taxes) for eight years, and expires in 2028. Upon full expiry of each of the incentives, taxable profits associated therewith become fully taxable. Our tax incentive in Laos allows for a 100% income tax exemption (including distribution taxes) until 2025, and a reduced income tax rate thereafter. The aggregate tax benefit arising from all of our tax incentives was approximately $15 for 2021 (2020 — $10; 2019 — $1.5).
We received an approval from the Malaysian authorities in Q4 2020 for an income tax incentive for one of our Malaysian subsidiaries, which provides for a 50% income tax exemption for a period of five years for certain product sets manufactured by such subsidiary. At the end of 2021, the commencement date of this incentive had yet to be determined by the Malaysian authorities. Although a significant portion of this incentive may be retroactively applicable to past periods, we cannot assure that this will be the case. Due to uncertainty of the period for which this incentive applies, we cannot currently quantify the applicable benefit.
See note 24 for contingencies regarding a Brazilian sales tax matter and a Romanian income and value-added tax matter.
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
    Cash and cash equivalents are comprised of the following:

	December 31
	2020	2021
Cash	$447.0	$384.4
Cash equivalents	16.8	9.6
	$463.8	$394.0
Our current portfolio of cash equivalents consists of bank deposits. The majority of our cash and cash equivalents are held with financial institutions each of which had at December 31, 2021 a Standard and Poor’s short-term rating of A-1 or above.

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
(a)    Currency risk:
Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our financial instruments denominated in various currencies. The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. As part of our risk management program, we attempt to mitigate currency risk through a hedging program using forecasts of our anticipated future cash flows and monetary assets and monetary liabilities denominated in foreign currencies. We enter into foreign currency forward contracts and swaps, generally for periods of up to 12 months, to lock in the exchange rates for future foreign currency transactions, which are intended to reduce the foreign currency risk related to our operating costs and future cash flows denominated in local currencies. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates on our operating costs and cash flows, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates. Although our functional currency is the U.S. dollar, currency risk on our income tax expense arises as we are generally required to file our tax returns in the local currency for each particular country in which we have operations. While our hedging program is designed to mitigate currency risk vis-à-vis the U.S. dollar, we remain subject to taxable foreign exchange impacts in our translated local currency financial results relevant for tax reporting purposes.

We cannot predict changes in currency exchange rates, the impact of exchange rate changes on our operating results, nor the degree to which we will be able to manage the impact of currency exchange rate changes. Such changes, including negative impacts on currency exchange rates related to the COVID-19 pandemic, could have a material effect on our business, financial performance and financial condition.

Our major currency exposures at December 31, 2021 are summarized in U.S. dollar equivalents in the following table. The local currency amounts have been converted to U.S. dollar equivalents using spot rates at December 31, 2021.

	Canadian dollar	Euro	Thai baht	Chinese renminbi	Malaysian ringgit
Cash and cash equivalents	$3.6	$9.2	$0.8	$16.9	$3.4
A/R	7.8	39.3	—	19.6	8.4
Income taxes and value-added taxes receivable	14.1	1.0	10.5	6.5	4.4
Other financial assets	—	2.0	0.5	0.6	1.6
Pension and non-pension post-employment liabilities	(84.8)	(0.6)	(19.7)	(1.2)	—
Income taxes and value-added taxes payable	(1.2)	(0.3)	(5.9)	(14.2)	(0.4)
A/P and certain accrued and other liabilities and provisions	(88.7)	(39.2)	(32.5)	(56.7)	(28.7)
Net financial assets (liabilities)	$(149.2)	$11.4	$(46.3)	$(28.5)	$(11.3)
Foreign currency risk sensitivity analysis:
The financial impact of a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in such non-functional currencies is summarized in the following table as at December 31, 2021. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies and our foreign exchange forward contracts and swaps.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

	Canadian dollar	Euro	Thai baht	Chinese renminbi	Malaysian ringgit
	Increase (decrease)
1% Strengthening
Net earnings	$(0.6)	$—	$(0.1)	$(0.2)	$(0.1)
OCI	$1.1	$(0.1)	$0.8	$0.4	$0.5
1% Weakening
Net earnings	$0.6	$—	$0.1	$0.2	$0.1
OCI	$(1.0)	$0.1	$(0.7)	$(0.4)	$(0.4)
(b)    Interest rate risk:
    Borrowings under the Credit Facility bear interest at specified rates, plus specified margins. See note 11. Our borrowings under this facility at December 31, 2021 totaled $660.4 (December 31, 2020 — $470.4), comprised of an aggregate of $660.4 under the Term Loans (December 31, 2020 — $470.4 under the Initial Term Loan and the First Incremental Term Loan), and other than ordinary course letters of credit (described below), no amounts outstanding under the Revolver (December 31, 2020 — other than ordinary course letters of credit, no amounts outstanding under the Revolver). Such borrowings expose us to interest rate risk due to the potential variability of market interest rates. Without accounting for the interest rate swaps described below, a one-percentage point increase in these rates would increase interest expense, based on outstanding borrowings of $660.4 as at December 31, 2021, by $6.6 annually.
    As part of our risk management program, we attempt to mitigate interest rate risk through interest rate swaps. In order to partially hedge against our exposure to interest rate variability on our Term Loans, we have entered into various agreements with third-party banks to swap the variable interest rate (based on LIBOR plus a margin) with a fixed rate of interest for a portion of the borrowings under our Term Loans. At December 31, 2021, we had: (i) interest rate swaps hedging the interest rate risk associated with $100.0 of our Initial Term Loan borrowings that expire in August 2023, reflecting our exercise of a partial cancellation option in September 2021, as described below (Initial Swaps), and additional interest rate swaps hedging the interest rate risk associated with $100.0 of our Initial Term Loan borrowings, for which the cash flows commence upon the expiration of the Initial Swaps and continue through June 2024 (First Extended Initial Swaps) and (ii) interest rate swaps hedging the interest rate risk associated with $100.0 of our Second Incremental Term Loan borrowings, which expire in December 2023 (Incremental Swaps). Prior to repayment in full of the First Incremental Term Loan on December 6, 2021 (see note 11), we had interest rate swaps hedging the interest rate risk associated with $100.0 of outstanding borrowings thereunder, which were scheduled to expire in December 2023 (reflecting our exercise of a partial cancellation option in December 2020, as described below). As the First Incremental Term Loan and the Second Incremental Term Loan have the same interest rate risk, these interest rate swaps continued, and now cover $100.0 of outstanding borrowings under the Second Incremental Term Loan. In December 2020, we exercised an option to cancel $75.0 of the notional amount of interest rate swaps covering the First Incremental Term Loan (increasing the unhedged amount under the First Incremental Term Loan by a corresponding amount, and leaving $100.0 of notional amount in place for outstanding borrowings under the First Incremental Term Loan). In September 2021, we exercised an option to cancel $75.0 of the notional amount of the Initial Swaps (increasing the unhedged amount under the Initial Term Loan by a corresponding amount, and leaving $100.0 of notional amount in place for outstanding borrowings under the Initial Term Loan). The cancelled portion of the interest rate swaps covering the First Incremental Term Loan and the Initial Term Loan were remeasured to their fair value on the date of cancellation and as a result, no gain or loss was incurred upon cancellation. The terms of the interest rate swap agreements with respect to the floating market rate and the interest payment dates match that of the underlying debt, such that any hedge ineffectiveness is not expected to be significant. At December 31, 2021, the interest rate risk related to $460.4 of borrowings under the Credit Facility was unhedged, consisting of unhedged amounts outstanding under the Term Loans ($195.4 under the Initial Term Loan and $265.0 under the Second Incremental Term Loan), and no amounts outstanding (other than ordinary course letters of credit) under the Revolver (December 31, 2020 — $195.4, consisting of $120.4 under the Initial Term Loan and $75.0 under the First Incremental Term Loan, and no amounts outstanding (other than ordinary course letters of credit) under the Revolver). A one-percentage point increase in applicable interest rates would increase interest expense, based on the outstanding borrowings under the Credit Facility at December 31, 2021, and including the impact of our interest rate swap agreements, by $4.6 annually.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

    In February 2022, we entered into the following additional interest rate swaps with various third-party banks: (i) interest rate swaps hedging the interest rate risk associated with $100.0 of our Initial Term Loan borrowings (and any subsequent term loans replacing the Initial Term Loans), for which the cash flows commence upon expiration of the First Extended Initial Swaps and continue through December 2025, (ii) interest rate swaps hedging the interest rate risk associated with $100.0 of our Second Incremental Term Loan borrowings, for which the cash flows commence upon expiration of the Incremental Swaps and continue through December 2025, and (iii) interest rate swaps hedging the interest rate risk associated with another $130.0 of our Second Incremental Term Loan borrowings (Additional Incremental Swaps) effective from February 2022 through December 2025. We have an option to cancel up to $50.0 of the notional amount of the Additional Incremental Swaps from January 2024 through October 2025.

We obtain third-party valuations of the swaps under the interest rate swap agreements. The valuations of the swaps are primarily measured through various pricing models or discounted cash flow analyses that incorporate observable market parameters, such as interest rate yield curves and volatility, and credit risk adjustments. The valuations of the interest rate swaps are measured primarily based on Level 2 data inputs of the fair value measurement hierarchy. The unrealized portion of the change in fair value of the swaps is recorded in OCI. The realized portion of the change in fair value of the swaps is released from accumulated OCI and recognized under finance costs in our consolidated statement of operations in the respective interest payment periods. At December 31, 2021, the fair value of our interest rate swap agreements was a net unrealized loss of $6.9, consisting of aggregate unrealized gains of $0.5 for certain of our swaps, which we recorded in other non-current assets, and aggregate unrealized losses of $7.4 on the remainder (December 31, 2020 — aggregate unrealized loss of $16.5 (no unrealized gains)), which we recorded in other non-current liabilities on our consolidated balance sheet. As we have swapped $200.0 of our borrowings under the Term Loans from floating to fixed rates as at December 31, 2021, the financial impact of a 25 basis point increase in the floating market interest rate would decrease the net unrealized loss by $1.0 and a 25 basis point decrease in the floating interest rate would increase our unrealized loss on the interest rate swaps by $1.0.

Global reform of major interest rate benchmarks is currently underway, including the anticipated replacement of some IBORs (including LIBOR) with alternative nearly risk-free rates. See note 2, "Recently issued accounting standards and amendments." We have obligations under our Credit Facility, certain lease arrangements and derivative instruments, that are indexed to LIBOR (LIBOR Agreements). The interest rates under these agreements are subject to change when relevant LIBOR benchmark rates cease to exist. There remains uncertainty over the timing and methods of transition to such alternate rates.
    Our Credit Facility provides that when the administrative agent, the majority of lenders or we determine that LIBOR (or the corresponding rate for any Alternative Currency, as defined in the Credit Facility), is unavailable or being replaced (or, in the case of LIBOR borrowings under the Revolver and the Second Incremental Term Loan, at our joint election with the administrative agent), then we and the administrative agent may amend the underlying credit agreement to reflect a successor rate as specified therein. Once LIBOR becomes unavailable and if no successor rate has been established, applicable loans under the Credit Facility accruing interest at LIBOR will convert to Base Rate loans. The Credit Facility has not yet been amended to reflect a successor rate for LIBOR. Certain of our lease arrangements that include progress payments provide that a successor rate will be determined by the lessor when LIBOR ceases to be available or is no longer representative, or if earlier, by mutually-agreed amendments to the lease agreements to adopt a replacement benchmark. It remains uncertain when the benchmark transitions will be complete or what replacement rates will be used.

Our variable rate Term Loans are partially hedged with interest rate swap agreements (as of December 31, 2021 — 30% hedged with an aggregate notional amount of $200.0). Hedge ineffectiveness could result due to the cessation of LIBOR, if such agreements transition using a different benchmark or spread adjustment as compared to the underlying hedged debt. As of December 31, 2021, we are in the process of negotiating a successor rate to LIBOR with one of the two counterparty banks under the Incremental Swaps (with a notional amount of $50.0), to ensure that such agreements mirror the LIBOR successor provisions under the Credit Facility. However, we cannot assure the outcome of these negotiations, or what the LIBOR successor provisions will be. We have not begun the process to amend relevant LIBOR provisions with the other counterparty bank, or with the counterparty banks under the Initial Swaps and the First Extended Initial Swaps. As a result, we cannot assure that benchmark transitions under our interest rate swap agreements will be successful, or if so, what replacement rates will be used.

Our A/R sales program and three customers SFPs have transitioned to alternative benchmark rates with predetermined spreads, with no significant impact on our consolidated financial statements for the year ended December 31, 2021.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

While we expect that reasonable alternatives to LIBOR benchmarks will be implemented in advance of their cessation dates, we cannot assure that this will be the case. If LIBOR is no longer available and the alternative reference rate is higher, interest rates under the affected LIBOR Agreements would increase, which would adversely impact our interest expense, our financial performance and cash flows. We will continue to monitor developments with respect to the cessation of LIBOR and the selection of alternative benchmark rates, and evaluate potential impacts on our LIBOR Agreements, processes, systems, risk management methodology and valuations, financial reporting, taxes, and financial results. However, we are currently unable to predict what the future replacement rate or consequences on our operations or financial results will be.

(c)    Credit risk:
Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance continues to be relatively low. We are in regular contact with our customers, suppliers and logistics providers, and have not experienced significant counterparty credit-related non-performance. However, if a key supplier (or any company within such supplier's supply chain) or customer fails to comply with their contractual obligations, this could result in a significant financial loss to us. We would also suffer a significant financial loss if an institution from which we purchased foreign currency exchange contracts or swaps, interest rate swaps, or annuities for our pension plans defaults on their contractual obligations. With respect to our financial market activities, we have adopted a policy of dealing only with credit-worthy counterparties to help mitigate the risk of financial loss from defaults. We monitor the credit risk of the counterparties with whom we conduct business, through a combined process of credit rating reviews and portfolio reviews. To attempt to mitigate the risk of financial loss from defaults under our foreign currency forward contracts and swaps, and our interest rate swaps, our contracts are held by counterparty financial institutions, each of which had a Standard and Poor’s rating of A-2 or above at December 31, 2021. In addition, we maintain cash and short-term investments in highly-rated investments or on deposit with major financial institutions. Each financial institution with which we had our A/R sales program and our SFPs had a Standard and Poor’s short-term rating of A-2 or above and a long-term rating of A- or above at December 31, 2021. The financial institutions from which annuities have been purchased for the defined benefit component of our U.K. Main pension plan are governed by local regulatory bodies.
    We also provide unsecured credit to our customers in the normal course of business. Customer exposures that potentially subject us to credit risk include our A/R, inventory on hand, and non-cancellable purchase orders in support of customer demand. From time to time, we extend the payment terms applicable to certain customers, and/or provide longer payment terms when deemed commercially reasonable. Longer payment terms could adversely impact our working capital requirements, and increase our financial exposure and credit risk. We attempt to mitigate customer credit risk by monitoring our customers’ financial condition and performing ongoing credit evaluations as appropriate. In certain instances, we obtain letters of credit or other forms of security from our customers. We may also purchase credit insurance from a financial institution to reduce our credit exposure to certain customers. We consider credit risk in determining our allowance for doubtful accounts, and we believe that such allowance, as adjusted from time to time, is adequate. The carrying amount of financial assets recorded in our consolidated financial statements, net of our allowance for doubtful accounts, represents our estimate of maximum exposure to credit risk. In light of COVID-19, we assessed the financial stability and liquidity of our customers in Q1 2020. We also enhanced the monitoring of, and/or developed plans intended to mitigate, the limited number of identified exposures in Q1 2020, which enhancements and plans remain in effect. No significant adjustments were made to our allowance for doubtful accounts during 2021 in connection with our ongoing assessments and monitoring initiatives. At December 31, 2021, less than 2% of our gross A/R was over 90 days past due (December 31, 2020 — 1%). A/R are net of an allowance for doubtful accounts of $5.7 at December 31, 2021 (December 31, 2020 — $5.0).

(d)    Liquidity risk:
Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We manage liquidity risk through maintenance of cash on hand and access to the various financing arrangements described in notes 4 and 11. We believe that cash flow from operating activities, together with cash on hand, cash from accepted sales of A/R, and borrowings available under the Revolver and potentially available under uncommitted intraday and overnight bank overdraft facilities, are sufficient to fund our currently anticipated financial obligations, and will remain available in the current environment. As our A/R sales program and SFPs are each uncommitted, there can be no assurance that any participant bank will purchase any of the A/R that we wish to sell.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

Fair values:
We estimate the fair value of each class of financial instrument. The carrying values of cash and cash equivalents, our A/R, A/P, accrued liabilities and provisions, and our borrowings under the Revolver approximate their fair values due to their short-term nature. The carrying value of the Term Loans approximates their fair value as they bear interest at a variable market rate. The fair values of foreign currency contracts are estimated using generally accepted valuation models based on a discounted cash flow analysis with inputs of observable market data, including currency rates and discount factors. Discount factors are adjusted by our own credit risk or the credit risk of the counterparty, depending on whether the fair values are in liability or asset positions, respectively. We obtained third-party valuations of the swaps under our interest rate swap agreements. The valuations of the swaps are primarily measured through various pricing models or discounted cash flow analyses that incorporate observable market parameters, such as interest rate yield curves and volatility, and credit risk adjustments, and are based on Level 2 data inputs of the fair value measurement hierarchy (described below).
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

	December 31, 2020		December 31, 2021
	Level 1	Level 2	Level 1	Level 2
Assets:
Interest rate swaps	$—	$—	$—	$0.5
Foreign currency forwards and swaps	—	29.4	—	7.4
	$—	$29.4	$—	$7.9

Liabilities:
Interest rate swaps	$—	$(16.5)	$—	$(7.4)
Foreign currency forwards and swaps	—	(6.1)	—	(6.2)
	$—	$(22.6)	$—	$(13.6)
See note 18 for the input levels used to measure the fair value of our pension assets. Foreign currency forward and swap contracts are valued using an income approach, by comparing the current quoted market forward rates to our contract rates and discounting the values with appropriate market observable credit risk adjusted rates. We have not valued any of the financial instruments described in the table above using Level 3 (unobservable) inputs. There were no transfers of fair value measurements between Level 1 and Level 2 of the fair value hierarchy in 2021 or 2020.
Currency derivatives and hedging activities:
    We enter into foreign currency forward contracts and foreign currency swaps to hedge our foreign currency risk related to anticipated future cash flows, monetary assets and monetary liabilities denominated in foreign currencies. At December 31, 2021 and 2020, we had foreign currency forwards and swaps to trade U.S. dollars in exchange for the following currencies:

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

As at December 31, 2021 Currency	Contract amount of U.S. dollars	Weighted average exchange rate in U.S. dollars (i)	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$195.5	0.79	12	$0.6
Thai baht	109.9	0.03	12	(1.0)
Malaysian ringgit	48.8	0.24	12	0.2
Mexican peso	23.5	0.05	12	0.2
Chinese renminbi	55.2	0.15	12	1.2
Euro	20.6	1.14	4	0.6
Romanian leu	40.6	0.23	12	(1.1)
Singapore dollar	27.8	0.74	12	—
Japanese yen	11.6	0.0088	4	0.5
Korean won	6.0	0.0008	4	—
Total (ii)	$539.5			$1.2

As at December 31, 2020 Currency	Contract amount of U.S. dollars	Weighted average exchange rate in U.S. dollars (i)	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$230.8	0.76	12	$11.7
Thai baht	107.7	0.03	12	4.7
Malaysian ringgit	48.7	0.24	12	1.6
Mexican peso	20.1	0.05	12	1.6
British pound	0.8	1.33	4	0.1
Chinese renminbi	44.0	0.15	12	2.8
Euro	39.5	1.21	10	(1.5)
Romanian leu	28.6	0.23	12	2.0
Singapore dollar	27.5	0.73	12	1.0
Japanese yen	8.0	0.01	4	(0.2)
Korean won	6.9	0.0009	1	(0.5)
Total (ii)	$562.6			$23.3
(i)     Represents the U.S. dollar equivalent (not in millions) of one unit of the foreign currency, weighted based on the notional amounts of the underlying foreign currency forward and swap contracts outstanding as at December 31, 2021.
(ii)    As of December 31, 2021, the fair value of outstanding foreign currency forward and swap contracts related to effective cash flow hedges where we applied hedge accounting was a loss of $2.2 (December 31, 2020 — gain of $14.5), and the fair value of outstanding foreign currency forward and swap contracts related to economic hedges where we record the changes in the fair values of such contracts through our consolidated statement of operations was a gain of $3.4 (December 31, 2020 — gain of $8.8).
At December 31, 2021, the fair value of our outstanding contracts was a net unrealized gain of $1.2 (December 31, 2020 — net unrealized gain of $23.3), resulting from fluctuations in foreign exchange rates between the contract execution and the period-end date. Changes in the fair value of hedging derivatives to which we apply cash flow hedge accounting, to the extent effective, are deferred in accumulated OCI until the expenses or items being hedged are recognized in our consolidated statement of operations. Any hedge ineffectiveness, which at December 31, 2021 was not significant, is recognized immediately in our consolidated statement of operations. At December 31, 2021, we recorded $7.4 of derivative assets in other current assets and $6.2 of derivative liabilities in accrued and other current liabilities (December 31, 2020 — $29.4 of derivative assets in other current assets and $6.1 of derivative liabilities in accrued and other current liabilities). Certain foreign currency forward and swap contracts to trade U.S. dollars do not qualify as hedges, most significantly certain Canadian dollar contracts, and we mark these contracts to market each period in our consolidated statement of operations. See note 2(p).

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
We regularly review our borrowing capacity and make adjustments, as permitted, for changes in economic conditions and changes in our requirements. See note 11 for a discussion of the terms of the Credit Facility, and amounts outstanding thereunder at December 31, 2021. We had $579.0 available as of December 31, 2021 under the Revolver for future borrowings. As of December 31, 2021, we also had access (in each case on an uncommitted basis) to $198.5 in intraday and overnight bank overdraft facilities, our $300.0 A/R sales program and the SFPs to provide short-term liquidity. At December 31, 2021, we sold $45.8 of A/R under our A/R sales program and $98.0 under the SFPs (see note 4). The timing and the amounts we borrow and repay under these facilities can vary significantly from month-to-month depending on our working capital and other cash requirements.

We have repurchased and canceled SVS under NCIBs in recent years. In addition, we purchase SVS from time-to-time in the open market through a broker to satisfy delivery obligations under our SBC plans. See note 12 for details. We have not distributed, nor do we have any current plan to distribute, any dividends to our shareholders.
Our strategy on capital risk management has not changed significantly since the end of 2020. Other than the restrictive and financial covenants associated with our Credit Facility described in note 11, we are not subject to any contractual or regulatory capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations or cash flows.
22.    WEIGHTED AVERAGE NUMBER OF SHARES DILUTED (in millions):

	2019	2020	2021
Weighted average number of shares (basic)	131.0	129.1	126.7
Dilutive effect of outstanding awards under SBC plans	0.8	—	—
Weighted average number of shares (diluted)	131.8	129.1	126.7
For each of the years ended December 31, 2021, December 31, 2020, and December 31, 2019, we excluded 0.3 million stock options from the diluted weighted average per share calculation as they were out-of-the-money. References to shares in this note 22 are to our SVS and MVS taken collectively.
23.     COVID-19 GOVERNMENT SUBSIDIES:

The governments of various jurisdictions in which we have operations have approved legislation and taken administrative actions intended to aid businesses that have been adversely impacted by COVID-19, including making Subsidies available to eligible entities to subsidize or offset qualifying expenses, including employee wages, or to lower payroll taxes or required social insurance program contributions (in certain countries), in each case subject to limits and other specified criteria (collectively, COVID Subsidies). We determined that we qualified for COVID Subsidies during 2021 and 2020, the most significant of which were provided under the Canadian Emergency Wage Subsidy (CEWS) first announced by the Government of Canada in April 2020. Due to changes in legislation, however, we have not applied for further COVID Subsidies under the CEWS since June 2021.
For 2021, we determined that we qualified for an estimated aggregate of approximately $11 (2020 — approximately $34) of COVID Subsidies, which we recognized as a reduction to the related expenses in cost of goods sold of approximately $8 (2020 — approximately $27) and SG&A of approximately $3 (2020 — approximately $7) in our consolidated statement of operations. All recognized COVID Subsidies have been received.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

24.    COMMITMENTS, CONTINGENCIES AND GUARANTEES:
At December 31, 2021, we had commitments (not recognized as liabilities as of such date) under IT support agreements that require future minimum payments as follows:

2022	$27.3
2023	23.5
2024	20.9
2025	16.8
2026	13.3
Thereafter	24.9
Total future minimum payments	$126.7

As at December 31, 2021, management had approved $45.9 for capital expenditures, primarily for machinery and equipment to support new customer programs, and issued $10.1 of such amount in purchase orders to third-party vendors. We also have a contractual commitment with a supplier to purchase $8 of component parts in 2022.

We have contingent liabilities in the form of L/Cs, letters of guarantee and surety bonds (collectively, Guarantees) which we have provided to various third parties. The Guarantees cover various payments, including customs and excise taxes, utility commitments and certain bank guarantees. At December 31, 2021, we had $48.1 of Guarantees (December 31, 2020 — $41.5), including $21.0 (December 31, 2020 — $21.3) of L/Cs outstanding under our Revolver.
We are required to make scheduled quarterly principal amortization payments under the Second Incremental Term Loan, certain annual mandatory prepayments under the Credit Facility under specified circumstances, payments of outstanding amounts under the Credit Facility at maturity (see note 11), contractual payments under our lease obligations (described in note 11 and below), and contributions to our pension and non-pension post-employment benefit plans (see note 18). We are also required to make interest payments on amounts outstanding under the Credit Facility, and to pay fees and charges related to our Credit Facility, our A/R sales program and SFPs, and under our interest rate swap agreements, the amounts under the swap to be determined based on market rates at the time the interest payments are due (see notes 4, 11 and 20). See note 20 for our obligations under the foreign exchange contracts we held at December 31, 2021.
Additional real property lease commitments:

    In March 2019, as part of the sale of our Toronto real property, we entered into a 10-year lease for our new corporate headquarters (Headquarters Lease), to be built by the purchaser of such property on the site of our former location. The commencement date of this lease will be determined by such purchaser based on completion of construction of the new building, and is currently targeted to be May 2023, with occupancy in November 2023. Upon such commencement, our estimated annual basic rent will be approximately $2.1 million Canadian dollars for each of the first five years, and approximately $2.2 million Canadian dollars for each of the remaining five years. We may, at our option, extend the lease for two further consecutive five-year periods. We intend to remain in our temporary headquarters location until that time. Our temporary headquarters lease expires in January 2023, but can be extended for an additional one-year period. We intend to exercise this extension option. The rental amounts that will be due under this lease were not recognized as liabilities as of December 31, 2021, because the lease had not yet commenced.
In September 2021, in connection with an outsourcing arrangement with a new customer, we agreed to lease a portion of their facilities located in Richardson, Texas for a 10-year period (Texas Lease). The commencement dates for this lease were/are September 2021, April 2022 and April 2027 (each for different portions of the total amount leased). The rental amounts for the portions of the lease that had not yet commenced ($2.6 in 2022; $3.5 in 2023; $3.6 in 2024; $3.7 in 2025, $3.8 in 2026 and $28.3 thereafter), were not recognized as liabilities as of December 31, 2021.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

At December 31, 2021, we had lease commitments under the Headquarters Lease and the Texas Lease (not recognized as liabilities as of such date) which require future minimum lease payments as follows:

2022	$2.6
2023	3.8
2024	5.3
2025	5.4
2026	5.4
Thereafter	40.0
Total future minimum lease payments	$62.5
Indemnifications:
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
In 2017, the Brazilian Ministry of Science, Technology, Innovation and Communications (MCTIC) issued assessments seeking to disqualify certain research and development (R&D) expenses for the years 2006 to 2009, which entitled our Brazilian subsidiary (which ceased operations in 2009) to charge reduced sales tax levies to its customers. We received lower re-assessments for 2007 and 2008 during Q1 2020 in response to our initial appeal, and in Q4 2021, the MCTIC accepted our appeal in respect of 2006 resulting in no adjustment to our original filing position for such year. We intend to continue to appeal the original assessments for 2009 and the re-assessments for 2007 and 2008. As of December 31, 2021, the assessments and re-assessments, including interest and penalties, total approximately 12 million Brazilian real (approximately $2 at year-end exchange rates) for all such years, reduced from original assessments totaling approximately 39 million Brazilian real (approximately $7 at year-end exchange rates).

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

In the third quarter of 2021 (Q3 2021), the Romanian tax authorities issued a final assessment in the aggregate amount of approximately 31 million Romanian leu (approximately $7 at period-end exchange rates), for additional income and value-added taxes for one of our Romanian subsidiaries for the 2014 to 2018 tax years. In order to advance our case to the appeals phase and reduce or eliminate potential interest and penalties, we paid the Romanian tax authorities the full amount assessed in Q3 2021 (without agreement to all or any portion of such assessment). We believe that our originally-filed tax return positions are in compliance with applicable Romanian tax laws and regulations, and intend to vigorously defend our position through all necessary appeals or other judicial processes.

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
Factors considered in determining the two reportable segments include the nature of applicable business activities, management structure, market strategy and margin profiles. Products and services in our ATS segment are extensive and are often more regulated than in our CCS segment, and can include the following: government-certified and highly-specialized manufacturing, electronic and enclosure-related services for A&D customers; high-precision semiconductor and display equipment and integrated subsystems; a wide range of industrial automation, controls, test and measurement devices; advanced solutions for surgical instruments, diagnostic imaging and patient monitoring; and efficiency products to help manage and monitor the energy and power industries. Our ATS segment businesses typically have higher margin profiles and margin volatility, higher working capital requirements, and longer product life cycles than the businesses in our CCS segment. Products and services in our CCS segment consist predominantly of enterprise-level data communications and information processing infrastructure products, and can include routers, switches, data center interconnects, servers and storage-related products used by a wide range of businesses and cloud-based and other service providers to manage digital connectivity, commerce and social media applications. Our CCS segment businesses typically have lower margin profiles, lower working capital requirements, and higher volumes than the businesses in our ATS segment. Within our CCS segment, however, our Hardware Platform Solutions (HPS) business (which includes firmware/software enablement across all primary IT infrastructure data center technologies and aftermarket services), typically has a higher margin profile than our traditional CCS businesses, but also requires specific investments (including R&D) and higher working capital. Our CCS segment generally experiences a high degree of volatility in terms of revenue and product/service mix and as a result, our CCS segment margin can fluctuate from period to period.
    Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue). Revenue is attributed to the segment in which the product is manufactured or the service is performed. Segment income is defined as a segment’s net revenue less its cost of sales and its allocable portion of selling, general and administrative expenses and research and development expenses (collectively, Segment Costs). Identifiable Segment Costs are allocated directly to the applicable segment while other Segment Costs, including indirect costs and certain corporate charges, are allocated to our segments based on an analysis of the relative usage or benefit derived by each segment from such costs. Segment income excludes finance costs (defined in note 16), employee SBC expense, amortization of intangible assets (excluding computer software), and other charges (recoveries) (the components of which are described in note 15), as these costs and charges/recoveries are managed and reviewed by our CEO at the company level. Our segments do not record inter-segment revenue. Although segment income and segment margin are used to evaluate the performance of our segments, we may incur operating costs in one segment that may also benefit the other segment. Our accounting policies for segment reporting are the same as those applied to the Company as a whole.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

Information regarding each reportable segment for the periods indicated is set forth below:

Revenue by segment:	Year ended December 31
	2019		2020		2021
		% of total		% of total		% of total
ATS	$2,285.6	39%	$2,086.3	36%	$2,315.1	41%
CCS	3,602.7	61%	3,661.8	64%	3,319.6	59%
Communications revenue as a % of total revenue		40%		42%		40%
Enterprise revenue as a % of total revenue		21%		22%		19%
Total	$5,888.3		$5,748.1		$5,634.7

Segment income, segment margin, and reconciliation of segment income to IFRS earnings before income taxes:	Year ended December 31
	2019		2020		2021
		Segment Margin		Segment Margin		Segment Margin
ATS segment income and margin	$64.2	2.8%	$69.7	3.3%	$105.0	4.5%
CCS segment income and margin	93.9	2.6%	129.3	3.5%	128.9	3.9%
Total segment income	158.1		199.0		233.9

Reconciling items:
Finance costs	49.5		37.7		31.7
Employee SBC expense	34.1		25.8		33.4
Amortization of intangible assets (excluding computer software)	24.6		21.8		22.5
Other charges (recoveries) (note 15)	(49.9)		23.5		10.3
IFRS earnings before income taxes	$99.8		$90.2		$136.0

The following table details our external revenue allocated by manufacturing location among countries that generated 10% or more of total revenue for the years indicated:

	Year ended December 31
	2019	2020	2021
Thailand	34%	35%	36%
China	18%	20%	16%
Malaysia	12%	*	13%
Canada	*	*	*
* Less than 10%.

    The following table details our allocation of property, plant and equipment and ROU assets among countries that represented 10% or more of total property, plant and equipment and ROU assets for the years indicated:

	December 31
	2020	2021
China	14%	11%
Thailand	17%	16%
United States	18%	22%
Canada	*	*
* Less than 10%.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

    The following table details our allocation of intangible assets and goodwill among countries that represented 10% or more of total intangible assets and goodwill for the years indicated:

	December 31
	2020	2021
United States	85%	49%
South Korea	11%	*
Singapore	*	42%
Canada	*	*
* Less than 10%.
Customers:
     No individual customer represented 10% or more of total revenue in 2020 or 2021. Cisco Systems, Inc. (a former CCS segment customer) was the only customer that individually represented 10% or more of total revenue for 2019 (12%).
At December 31, 2021, we had two customers that individually represented 10% or more of total A/R (each in our CCS segment) (December 31, 2020 — two customers (each in our CCS segment); December 31, 2019 — two customers (one from each of our segments)).