Form 20-F
period 2022-12-31
CELESTICA INC
filed 2023-03-13
CIK 1030894

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________________________
FORM 20-F
☐  Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2022
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

103,041,599	Subordinate Voting Shares	0	Preference Shares
18,600,193	Multiple Voting Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.  Large accelerated filer ☒                 Accelerated filer ☐                       Non-accelerated filer ☐      Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
†The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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

ii

Part I.
     In this Annual Report on Form 20-F for the year ended December 31, 2022 (referred to herein as "this Annual Report"), "Celestica," the "Corporation," the "Company," "we," "us" and "our" refer to Celestica Inc. and its subsidiaries.
In this Annual Report, the United States is referred to as the "U.S." Unless we indicate otherwise: (i) all dollar amounts are expressed in U.S. dollars; (ii) all references to "U.S.$" or "$" are to U.S. dollars and all references to "C$" are to Canadian dollars; and (iii) any references to a conversion between U.S.$ and C$ is a conversion at the average of the exchange rates in effect for the year ended December 31, 2022. During that period, based on the relevant noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Board of Governors of the U.S. Federal Reserve System, the average daily exchange rate was U.S.$1.00 = C$1.3014. Note that use of the word "including" in this Annual Report means "including, without limitation."
Unless we indicate otherwise, all information in this Annual Report is stated as of February 21, 2023.
Forward-Looking Statements and Risk Factor Summary
Item 3(D), "Key Information — Risk Factors," Item 4, "Information on the Company," Item 5, "Operating and Financial Review and Prospects" and other sections of this Annual Report contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and the U.S. Securities Act, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the U.S. Exchange Act, and forward-looking information within the meaning of applicable Canadian securities laws (collectively, forward-looking statements), including, without limitation, statements related to: potential adverse impacts resulting from coronavirus disease 2019 and related mutations (COVID-19); our priorities, intended areas of focus, targets, objectives and goals (including, but not limited to, those set forth under the caption "Celestica's Strategy" in Item 4(B), and the captions "Operating Goals and Priorities" and "Our Strategy" in Item 5, "Operating and Financial Review and Prospects"); trends in the electronics manufacturing services (EMS) industry and our segments (and/or their constituent businesses), and their anticipated impact; the anticipated impact of current market conditions on each of our segments (and/or their constituent businesses) and near-term expectations; anticipated and potential restructuring and potential divestiture actions; our anticipated financial and/or operating results and outlook; our expectations with respect to insurance recoveries for tangible losses in connection with a recent fire at our Batam facility in Indonesia (Batam Fire); our strategies; our credit risk; the potential impact of acquisitions, or program wins, transfers, losses or disengagements; materials, component and supply chain constraints; shipping delays; anticipated expenses, capital expenditures and other working capital requirements and contractual obligations (and intended methods of funding such items); our intended repatriation of certain undistributed earnings from foreign subsidiaries (and amounts we do not intend to repatriate in the foreseeable future); diversity and inclusion, employee engagement, and other environmental, social and governance (ESG) matters; the potential impact of international tax reform; the potential impact of tax and litigation outcomes; our ability to use certain tax losses; intended investments in our business; the potential impact of the pace of technological changes, customer outsourcing, program transfers, and the global economic environment; the intended method of funding subordinate voting share (SVS) repurchases and our restructuring provision; the impact of our outstanding indebtedness; liquidity and the sufficiency of our capital resources; our intention (when in our discretion) to settle outstanding equity awards with SVS; our financial statement estimates and assumptions; recently-issued accounting pronouncements and amendments; the potential impact of price reductions and longer payment terms; our compliance with covenants under our credit facility; refinancing debt at maturity; interest rates and expense; the potential adverse impacts of events outside of our control (see "External Factors that May Impact our Business" in Item 5) (External Events); mandatory prepayments under our credit facility; pension plan funding requirements and obligations, and the impact of annuity purchases; income tax incentives; accounts payable cash flow levels; accounts receivable sales; our cash generating units with goodwill; our future warranty obligations; cybersecurity threats and incidents; our intentions with respect to environmental assessments for newly-leased or acquired properties; our expectations with respect to expiring leases; the pay-for-performance alignment of our executive compensation program; our intention to retain earnings for general corporate purposes; and costs in connection with our pursuit of acquisitions and strategic transactions. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "continues," "target," "goal," "project," "potential," "possible," "contemplate," "seek," or similar expressions, or may employ such future or conditional verbs as "may," "might," "will," "could," "should" or "would," or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, where applicable, and applicable Canadian securities laws.

Risk Factor Summary

Forward-looking statements are provided to assist readers in understanding management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-

looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, as is described in more detail in Item 3(D), Key Information — Risk Factors and elsewhere in this Annual Report, risks related to:

•customer and segment concentration;
•challenges of replacing revenue from completed, lost or non-renewed programs or customer disengagements;
•managing our business during uncertain market, political and economic conditions, including among others, global inflation and/or recession, and geopolitical and other risks associated with our international operations, including military actions, protectionism and reactive countermeasures, economic or other sanctions or trade barriers, including in relation to the Russia/Ukraine conflict;
•managing changes in customer demand;
•our customers' ability to compete and succeed using our products and services;
•delays in the delivery and availability of components, services and/or materials, as well as their costs and quality;
•our inventory levels and practices;
•the cyclical and volatile nature of our semiconductor business;
•changes in our mix of customers and/or the types of products or services we provide, including negative impacts of higher concentrations of lower margin programs;
•price, margin pressures, and other competitive factors and adverse market conditions affecting, and the highly competitive nature of, the EMS and original design manufacturer (ODM) industries in general and our segments in particular (including the risk that anticipated market conditions do not materialize);
•challenges associated with new customers or programs, or the provision of new services;
•interest rate fluctuations;
•rising commodity, materials and component costs, as well as rising labor costs and changing labor conditions;
•changes in U.S. policies or legislation;
•customer relationships with emerging companies;
•recruiting or retaining skilled talent;
•our ability to adequately protect intellectual property and confidential information;
•the variability of revenue and operating results;
•unanticipated disruptions to our cash flows;
•deterioration in financial markets or the macro-economic environment, including as a result of global inflation and/or recession;
•maintaining sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities;
•the expansion or consolidation of our operations;
•the inability to maintain adequate utilization of our workforce;
•integrating and achieving the anticipated benefits from acquisitions and "operate-in-place" arrangements;
•execution and/or quality issues (including our ability to successfully resolve these challenges);
•non-performance by counterparties;
•negative impacts on our business resulting from any significant uses of cash, securities issuances, and/or additional increases in third-party indebtedness (including as a result of an inability to sell desired amounts under our uncommitted accounts receivable sales program or supplier financing programs);
•disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of External Events;
•defects or deficiencies in our products, services or designs;
•volatility in the commercial aerospace industry;
•compliance with customer-driven policies and standards, and third-party certification requirements;
•negative impacts on our business resulting from our third-party indebtedness;
•the scope, duration and impact of the COVID-19 pandemic and materials constraints;
•declines in U.S. and other government budgets, changes in government spending or budgetary priorities, or delays in contract awards;

•failure of the U.S. federal government to manage its fiscal matters or to raise or further suspend the debt ceiling, and changes in the amount of U.S. federal debt;
•the military conflict between Russia and Ukraine;
•changes to our operating model;
•foreign currency volatility;
•our global operations and supply chain;
•competitive bid selection processes;
•our dependence on industries affected by rapid technological change;
•rapidly evolving and changing technologies, and changes in our customers' business or outsourcing strategies;
•increasing taxes (including as a result of global tax reform), tax audits, and challenges of defending our tax positions;
•obtaining, renewing or meeting the conditions of tax incentives and credits;
•the management of our information technology systems, and the fact that while we have not been materially impacted by computer viruses, malware, ransomware, hacking incidents or outages, we have been (and may in the future be) the target of such events;
•the impact of our restructuring actions and/or productivity initiatives, including a failure to achieve anticipated benefits therefrom;
•the incurrence of future restructuring charges, impairment charges, other unrecovered write-downs of assets (including inventory) or operating losses;
•the inability to prevent or detect all errors or fraud;
•compliance with applicable laws and regulations;
•our pension and other benefit plan obligations;
•changes in accounting judgments, estimates and assumptions;
•our ability to maintain compliance with applicable credit facility covenants;
•the discontinuation of LIBOR;
•our entry into a total return swap agreement;
•our ability to refinance our indebtedness from time to time;
•our credit rating;
•the interest of our controlling shareholder;
•current or future litigation, governmental actions, and/or changes in legislation or accounting standards;
•volatility in our stock price;
•the impermissibility of SVS repurchases or a determination not to repurchase SVS under any normal course issuer bid (NCIB);
•potential unenforceability of judgments;
•negative publicity;
•the impact of climate change; and
•our ability to achieve our ESG targets and goals, including with respect to climate change and greenhouse gas emissions reduction.

The foregoing and other material risks and uncertainties are discussed in our public filings, which can be found at www.sedar.com and www.sec.gov, including in this Annual Report, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and as applicable, the Canadian Securities Administrators.
Our forward-looking statements contained in this Annual Report are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include: continued growth in our end markets; growth in manufacturing outsourcing from customers in diversified markets; no significant unforeseen negative impacts to our operations; no unforeseen materials price increases, margin pressures, or other competitive factors affecting the EMS or ODM industries in general or our segments in particular, as well as those related to the following:
•the scope and duration of materials constraints (i.e., that they do not materially worsen) and the COVID-19 pandemic, and their impact on our sites, customers and suppliers;

•our ability to fully recover our tangible losses caused by the Batam Fire through insurance claims;
•fluctuation of production schedules from our customers in terms of volume and mix of products or services;
•the timing and execution of, and investments associated with, ramping new business;
•the success of our customers' products;
•our ability to retain programs and customers;
•the stability of currency exchange rates;
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
•the availability of capital resources for, and the permissibility under our credit facility of, repurchases of outstanding SVS under our current NCIB, and compliance with applicable laws and regulations pertaining to NCIBs;
•compliance with applicable credit facility covenants;
•anticipated demand levels across our businesses;
•the impact of anticipated market conditions on our businesses;
•that global inflation and/or recession will not have a material impact on our revenues or expenses;
•our ability to achieve the expected long-term benefits from our acquisition of PCI Private Limited (PCI); and
•our maintenance of sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities.
Although management believes its assumptions to be reasonable under current circumstances, they may prove to be inaccurate, which could cause actual results to differ materially (and adversely) from those that would have been achieved had such assumptions been accurate.
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
We depend upon a small number of customers for a substantial portion of our revenue. Our top 10 customers represented 66% of our total revenue in each of 2022, 2021 and 2020. We also remain dependent upon revenue from our Connectivity and Cloud Solutions (CCS) segment, which represented 59% of our consolidated revenue in 2022 (2021 — 59%; 2020 — 64%). Notwithstanding the expansion of our Advanced Technology Solutions (ATS) segment, our reshaped CCS segment portfolio, and growth in our Hardware Platform Solutions (HPS) business, we remain dependent on our traditional CCS business for a portion of our revenue, which continues to experience slower growth rates, increased pricing pressures and a highly competitive marketplace, including from original design manufacturers (ODMs).
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
Concerns over global economic conditions, financial markets, geopolitical issues, energy costs, inflation, and the availability and cost of credit, have contributed to increased global economic and political uncertainty. The political environment in the U.S., tensions between the U.S. and other countries (including recent threats of retaliatory action from the Chinese government due to recent tensions between the U.S. and China), and the continuing Russia/Ukraine conflict, have contributed to such uncertainty. Trade actions between the U.S. and China have made our production from China less cost-competitive than other low-cost countries in recent periods and are expected to continue to adversely impact our China operations. All of the foregoing factors are outside of our control. See "Our operations have been and could continue to be adversely affected by events outside our control," "U.S. policies or legislation could have a material adverse effect on our business, results of operations and financial condition" and "Failure of the U.S. federal government to manage its fiscal matters or to raise or further suspend the debt ceiling, and changes in the amount of U.S. federal debt, may negatively impact the economic environment and adversely impact our results of operations," and "The military conflict between Russia and Ukraine, and the global response thereto, may adversely affect our business and results of operations" below. Uncertain global economies have adversely impacted, and may continue to unpredictably impact, currency exchange rates. See "We are exposed to translation and transaction risks associated with foreign currency exchange rate fluctuations; hedging instruments may not be effective in mitigating such risks" below. Financial market instability may result in lower returns on our financial investments, and lower values on some of our assets.
Our operating costs have increased, and may continue to increase, as a result of the recent growth in inflation due to, among other things, the continuing impact of the pandemic, the Russia/Ukraine conflict and related international response, and the uncertain economic environment. Although we have been successful in offsetting the majority of our increased costs with increased pricing for our products and services to date, unrecovered increased operating costs in future periods would adversely impact our margins. We cannot predict future trends in the rate of inflation or other negative economic factors or associated increases.
In the event of a further economic slowdown or recession, we may experience declines in revenues, profitability and cash flows from lower customer demand, including as a result of payment delays, collection difficulties, increased pricing pressures and other factors caused by the impact of adverse economic conditions on our customers. Adverse conditions in the financial and credit markets, lower consumer confidence and spending, inflation, higher labor, healthcare, and insurance costs, fluctuating fuel and commodities costs and their effects on the U.S. and global economies and markets are all examples of negative factors which could cause customers to delay or forgo use of our services. These economic conditions may also reduce our customers' operating budgets or ability to commit funds to purchase our solutions or renew their existing contracts with us. If an economic recession is followed by a slow and relatively weak recovery, the effects from a broadening or protracted extension of these negative economic conditions on our customers could have a significant adverse effect on our revenues, cash flows and results of operations.
General uncertainty surrounding the global economic environment and geopolitical outlook may impact current and future demand for some of the products we manufacture or services we provide, the financial condition of our customers and/or suppliers, as well as the number and pace of customer consolidations. If any of the foregoing impacts the financial condition of our customers, they may delay payments to us or request extended payment terms, which could have an adverse effect on our financial condition and working capital. If any of the foregoing impacts the financial condition of our suppliers, this may have an adverse effect on our operations, financial condition and/or customer relationships. We cannot predict the precise nature, extent, or duration of these economic or political conditions or if they will have any impact on our financial results. A deterioration in the economic environment may exacerbate the effect of the various risk factors described in this Annual Report and could result in other unforeseen events that may adversely impact our business and financial condition.
Inherent challenges in managing changes in customer demand may impact our planning, supply chain execution and manufacturing, and may adversely affect our operating performance and results.
Our customers typically do not commit to production schedules for more than 30 to 90 days in advance (however, due to global supply shortages, some customers have provided us with longer commitments), and we often experience volatility in customer orders and inventory levels. Customers may terminate their agreements with us prior to scheduled expiration, fail to renew such agreements upon expiration, or significantly change, reduce or delay the volume of manufacturing or other services they order from us, any of which adversely affect our operating results when they occur. Customers may also shift business to our competitors, in-source programs, or adjust the concentration of their supplier base. The global economic environment, adverse market conditions, political and geopolitical pressures, negative sentiment from our customers' customers or changes made by local governments (such as tax benefits, tariffs or export controls) may also impact our customers' business decisions. These and other factors could adversely affect the rate of outsourcing to EMS providers generally or to us in particular. A significant portion of our revenue can occur in the last month of the quarter, and purchase orders may be subject to change or cancellation, all of which affect our operating results when they occur. Because we cannot predict customer behavior, or if or when adverse market conditions will reverse, our forecasts of customer orders may be inaccurate, and may make it difficult to order appropriate levels of materials, schedule production, and maximize utilization of our manufacturing capacity and resources.
Our customers from time to time change their forecasts, production quantities or product type requirements, or accelerate, delay or cancel production quantities. When customers change production volumes or request different products to be manufactured from those in their original forecast, the unavailability of components and materials for such changes could also adversely impact our revenue and working capital performance. See "We are dependent on third parties to supply certain materials, and our results have been, and may continue to be, negatively affected by the quality, availability and cost of such materials" below.
Further, to guarantee continuity of supply for many of our customers, we are required to manufacture and warehouse specified quantities of finished goods. The uncertainty of demand in our customers' end markets, intense competition in our customers' industries and general order volume volatility from time to time result in customers delaying or canceling the delivery of products we manufacture for them or placing purchase orders for lower volumes of products than previously anticipated. This may result in higher than expected levels of inventory, which could in turn have a material adverse impact on our operating results and working capital performance. Although the levels of inventory we carry in any period reflect inventory required to support new program ramps, inventory levels are also impacted by demand volatility and significant product mix changes, including late changes from customers, as well as materials constraints from suppliers (which persisted throughout 2022). As a result of global supply constraints, and related customer requests for us to order sufficient components, there has been a significant increase in our purchase order obligations from prior periods. We may not be able to return or re-sell excess inventory resulting from these factors, or we may be required to hold such inventory for a period of time, any of which may result in higher working capital needs (offset in part by customer cash deposits), and/or a requirement to record additional (and higher-than-typical) reserves for excess or obsolete inventory (as occurred in 2022). Order cancellations and delays could also lower our asset utilization, resulting in higher levels of unproductive assets, lower inventory turns, and lower margins. See "Our products and services involve inventory risk" below.
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
We are dependent on third parties to supply certain materials, and our results have been, and may continue to be, negatively affected by the quality, availability and cost of such materials.
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
We have experienced materials constraints from certain suppliers in recent years, due in part to industry-wide shortages for certain electronic components. These constraints were significantly exacerbated by COVID-19 (including as a result of COVID-19-related workforce constraints on the factories of certain of our suppliers), commencing in 2020. As we are dependent on our suppliers to prioritize their manufacturing to produce the products we need to fulfill our customer orders, these shortages caused delays in the production of customer products in both of our segments, resulted in extended lead-times for certain components, and in combination with volatile market demand, resulted in adverse impacts on our margins and higher-than-expected levels of inventory in recent years. As global supply shortages for certain components continued during 2022, we have been placing purchase orders with longer-than-usual lead times (in some cases in excess of one year), in order to secure materials needed for production. Combined with other supply chain management techniques and collaboration with our customers and suppliers, materials constraints did not have a material impact on our revenues or expenses during recent quarters. However, we continue to experience extended lead-times for certain components and increased levels of inventory. In addition, as supply chain constraints are expected to persist in 2023, adverse impacts on revenues, expenses and margins remain a risk to us for at least the near term. Although the impact of the Russia/Ukraine conflict on our supply chain has not been significant, as some sub-tier suppliers providing raw materials such as palladium, neon gas and high-grade aluminum are partially dependent on supply from that region, we will continue to closely monitor the supply availability and price fluctuations of these raw materials. In addition, as a result of the Russia/Ukraine conflict, we may experience, among other impacts, export restrictions and further increases to fuel costs. Although we have been successful in offsetting the majority of our increased costs with increased pricing for our products and services to date, price increases resulting from such shortages and/or other factors which we cannot recover from our customers may adversely impact our results of operations. See "The military conflict between Russia and Ukraine, and the global response thereto, may adversely affect our business and results of operations" and "Our products and services involve inventory risk" as well as Item 5, Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) — "Recent Developments – Segment Environment" and "Liquidity — Contractual Obligations."
Our products and services involve inventory risk.
For most of our products and services, we purchase some, or all, of the required materials and components based on customer forecasts or orders. Although our commercial contracts often obligate our customers to ultimately purchase inventory ordered to support their forecasts or orders, we typically finance these purchases initially. Suppliers may also require us to purchase materials and components in minimum order quantities that may exceed current customer forecast requirements. In addition, a customer's cancellation, delay or reduction of forecasts or orders can result in excess, surplus or obsolete inventory or additional expense to us. Engineering changes by a customer may result in obsolete materials or components. While we attempt to cancel, return or otherwise mitigate excess and obsolete inventory, require customers to reimburse us for these items, put up cash deposits and/or price our services to address related risks, we may not actually be reimbursed in a timely manner or in full, receive adequate cash deposits, be able to collect on these obligations, or fully protect against such risks in our pricing. In addition to increasing inventory in certain instances to support new program ramps, we have also increased inventory to mitigate the impact of component shortages and longer lead times in recent periods in order to maintain a high level of customer service. This has led to an increase in inventory, as well as additional increased, excess, and/or obsolete inventory, which has resulted in increased inventory provisions in 2022, and may result in the need for additional inventory provisions in future periods. Excess or obsolete inventory, the need to acquire increasing amounts of inventory due to shortages, customer demand or otherwise, has and may continue to adversely affect our operating results.
In addition, we provide managed inventory programs for some of our customers under which we hold and manage finished goods or work-in-process inventories. These managed inventory programs will result in higher inventory levels, further reduce our inventory turns and increase our financial exposure with such customers. In addition, our inventory may be held at a customer's facility or warehouse, or elsewhere in a location outside of our control, which may increase the risk of loss. Even though our customers generally have contractual obligations to purchase such inventories from us, we remain subject to customers' credit risks as well as the risk of potential customer default and the need to enforce those obligations.
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
The mix of our customers and the type of products or services we provide may have an impact on our financial condition and operating results from period-to-period. For example, a higher concentration of lower-margin programs will have an adverse impact on our operating results in the relevant period. See Item 5, "Operating and Financial Review and Prospects — MD&A — Recent Developments" for a discussion of the impact on our operating results of customer and service mix during 2022. In addition, certain customer agreements may require us to provide specific price reductions over the contract term, which negatively impact our financial condition and operating results if they are not offset.
We operate in an industry comprised of numerous competitors and aggressive pricing dynamics.
We operate in a highly competitive industry. Our competitors include large global EMS companies, ODMs that specialize in providing internally-designed products and manufacturing services, smaller EMS companies that often have a regional, product, service or industry-specific focus, as well as component and sub-system suppliers, distributors and/or systems integrators. In addition, our HPS offering may compete with our traditional customers' hardware offerings. Offering products or services that compete with the offerings of our customers may negatively impact our relationship with, or result in a loss of business from, such customers. We face indirect competition from current and prospective customers who decide to manufacture products internally, or insource previously outsourced business. In addition to the foregoing, we may face competition from distribution and logistics providers expanding their services across the supply chain.
The competitive environment in our industry is intense and aggressive pricing is a common business dynamic. Some of our competitors have greater scale and offer a broader range of services. Additionally, our current and/or future competitors may: be more effective than we are in increasing or shifting their presence in new lower-cost, lower-tariff or tariff-free regions to try to offset continuous competitive pressure and increasing labor costs or to secure new business; develop or acquire services comparable or superior to ours; consolidate to form larger competitors; have greater name recognition, critical mass and/or geographic market presence; have greater manufacturing, research and development (R&D) and/or marketing resources; be better able to take advantage of acquisition opportunities; be willing to, or able to make sales or provide services at lower margins than we do; or adapt more quickly than we do to new technologies, evolving industry trends and changing customer requirements. In addition, our competitors may be more effective than we are in investing in information technology solutions to differentiate their offerings. Some of our competitors have increased their vertical capabilities by manufacturing modules or components used in the products they assemble. Although we have also expanded our capabilities, including through acquisitions and "operate-in-place" arrangements, our competitors' expansion efforts may be more successful than ours. Competition may cause pricing pressures, reduced profits or a loss of market share (for example, from program losses, non-renewals or customer disengagements). We may not be able to compete successfully against our current and/or future competitors.
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
Borrowings under our credit agreement generally bear interest at a selected rate (depending on the currency of the borrowing and our election for such currency), plus a margin (based on the rate we select and a defined consolidated leverage ratio). Our term loans currently bear interest at LIBOR plus a specified margin (2.125% for one term loan and 2.0% for the other). These borrowings expose us to interest rate risks due to fluctuations in these rates and margins, and our interest rate swap agreements only apply to a portion of the total borrowings under our term loans. Significant interest rate fluctuations may adversely affect our business, operating results and financial condition. Also see "We have entered into a total return swap (TRS) agreement in respect of our SVS, which exposes us to certain risks, including SVS price decrease risk, counterparty risk and interest rate risk, any of which could adversely affect our financial condition and/or financial results" below.
Our results may be negatively affected by rising labor costs.
There is some uncertainty with respect to the pace of rising labor costs (including minimum wage increases that are government-mandated from time to time), and increasing competition for specific talent/resources in various regions in which we operate. Any increase in labor costs that we are unable to recover in our pricing to our customers would negatively impact our margins and operating results. Our labor costs increased in the first half of 2022 as a result of border controls imposed by various governments, which limited the supply of available foreign labor, and required us to rely on more expensive talent solutions.
U.S. policies or legislation could have a material adverse effect on our business, results of operations and financial condition.
The former U.S. administration created uncertainty with respect to, among other things, trade agreements and free trade generally, and imposed significant increases on tariffs on goods imported into the U.S. from specified countries, each of which has imposed retaliatory tariffs on specified items. These actions, and/or other governmental actions related to tariffs or international trade agreements, have increased (and could further increase) the cost to our U.S. customers who use our non-U.S. manufacturing sites and components, and vice versa, which may materially and adversely impact demand for our services, our results of operations or our financial condition. We anticipate continued actions from non-China based customers to exit China to avoid the impact of these additional tariffs. In addition, our China-based customers may focus on China-based solutions.
In addition, in 2022, the U.S. government imposed additional export controls on certain advanced computing semiconductor chips, integrated circuits, semiconductor manufacturing items and related transactions. These recent export controls are, in part, intended to restrict China's ability to obtain advanced computing chips, develop and maintain supercomputers, and manufacture advanced semiconductors. The implementation, interpretation and impact on our business of these rules and other regulatory actions taken by the U.S. government is uncertain and evolving, and these actions, and/or other actions taken by the governments of either the U.S. or China, or both (including in response to recent increased tensions), could materially and adversely affect our business, revenue and results of operations.
Given the uncertainty regarding the scope and duration of these (or further) trade and export actions, whether trade tensions will escalate further, and whether our customers will continue to bear the cost of the tariffs and/or avoid such costs by in-sourcing or shifting business to other providers, their impact on the demand for our services, our operations and results for future periods cannot be currently quantified, but may be material. See Item 5, "Operating and Financial Review and Prospects — MD&A — External Factors that May Impact our Business" for further detail.
In addition, we cannot predict whether new U.S. laws will be passed or new regulatory proposals will be adopted, if any (or whether current laws or regulations will be rolled back), or the effect that such events may have on the economy and/or our business. However, changes in U.S. social, political, regulatory and economic conditions or laws and policies governing foreign trade and exports, taxes, manufacturing, clean energy, the healthcare industry, development and investment in the jurisdictions in which we and/or our customers or suppliers operate, could materially adversely affect our business, results of operations and financial condition. See "We are subject to the risk of increasing income and other taxes, tax audits, and the challenges of successfully defending our tax positions, and obtaining, renewing or meeting the conditions of tax incentives and credits, any of which may adversely affect our financial performance."
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
The recruitment of personnel in the EMS and ODM industries is highly competitive. We believe that our future success depends, in part, on our ability to attract and retain highly skilled executive, technical and management talent in the various geographies in which we operate. Competitive dynamics, as well as the time required to replace or redistribute responsibilities related to the loss of the services of certain executive, management and technical employees, individually or in the aggregate, could have a material adverse effect on our operations, and there can be no assurance that we will be able to retain their services. Regional competitive dynamics may also impact our ability to retain and acquire talent. Organizational changes may impact our relationships with customers, vendors, and employees, potentially resulting in loss of business, loss of vendor relationships, and the loss of key employees or declines in employee productivity. Uncertainties associated with any senior management transitions could lead to concerns from current and potential third parties with whom we do business, any of which could hurt our business prospects. Turnover in key leadership positions within the Company, or any failure to successfully integrate key new hires or promoted employees, may adversely impact our ability to manage the Company efficiently and effectively, could be disruptive and distracting to management and may lead to additional departures of existing personnel, any of which could have a material adverse effect on our business, operating results, financial results and internal controls over financial reporting.

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
Our ability to borrow or raise capital, or refinance or increase our third-party indebtedness may be impacted if financial markets are unstable. Disruptions in the capital and credit markets could adversely affect our ability to draw on our revolver (or any successor or additional facility), or our ability to sell desired amounts of A/R under our A/R sales program or customer supplier financing programs. Our access to funds under our credit facility (or any successor or additional facility) will be dependent on the ability of our senior lenders to meet their funding commitments. They may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time. Longer term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives, or failures of significant financial institutions could adversely affect our access to liquidity needed for our business. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding sources can be arranged. Such measures could include deferring capital expenditures, and reducing or eliminating discretionary uses of cash.
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
We may also encounter difficulties in ramping and executing new programs. Ramping new programs can range from several months to over a year before production starts, and often requires significant up-front investments and increased working capital. These programs may generate lower margins or losses during and/or following the ramp period, or may not achieve the expected financial performance, due to production ramp inefficiencies, lower than expected volume, or delays in ramping to volume. In addition, our customers may significantly change these programs, or even cancel them altogether, due to decreases in their end-market demand or in the actual or anticipated success of their products in the marketplace. We may incur increased ramping costs as we further expand our business and ramp new programs. There can be no assurance that our increased investments will benefit us or result in business growth. As we pursue opportunities in new markets or technologies, we may encounter challenges due to our limited knowledge or experience in these areas. In addition, the success of new business models or programs depends on a number of factors including: understanding the new business or markets; timely and successful product development; market acceptance; the effective management of purchase commitments and inventory levels in line with anticipated demand; the development or acquisition of appropriate intellectual property and capital investments, to the extent required; the availability of materials in adequate quantities and at appropriate costs to meet anticipated demand; and the risk that new offerings may have quality or other defects in the early stages of introduction. Any of these factors could prevent us from realizing the anticipated benefits of growth in new markets or technologies, which could materially adversely affect our business and operating results.
As part of our strategy to enhance our end-to-end service offerings, we intend to expand our design and engineering capabilities. Providing these services may expose us to different or greater potential risks than those we face when providing our manufacturing services. Our design services require significant investments in R&D, technology licensing, testing and tooling equipment, patent applications and talent recruitment. Our margins may be adversely impacted if we incur higher than expected investment costs, or if our customers are not satisfied with our progress, or do not approve our completed designs. In addition, our design activities often require the purchase of inventory for initial production runs before we have a firm purchase commitment from a customer. Furthermore, we face increased competition with respect to this offering, as well as the recruitment of our HPS talent, from ODMs and other companies providing similar services. As we continue to grow our HPS business globally, costs required to support our design and engineering capabilities are expected to increase and adversely impact our profitability. In addition, some of the products we design and develop must satisfy safety and regulatory standards and/or receive government certifications. If we fail to obtain these approvals or certifications on a timely basis, we would be unable to sell these products, which would harm our revenues, profitability and reputation.
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
We have expanded (and may continue to expand) our network, capabilities and presence in new regions and end markets through acquisitions and/or strategic transactions, including multi-year "operate-in-place" arrangements, where we manage certain production, assembly or other services for customers directly from their locations, acquire their inventory, equipment and/or other assets, hire their employees, and lease or acquire their manufacturing sites. Potential challenges related to these acquisitions and transactions include: integrating acquired operations, systems and businesses (which may include transferring production from acquired operations to our existing network, or downsizing or closing acquired locations, in each case to obtain anticipated operational synergies); meeting customers' expectations as to volume, product quality and timeliness; supporting legacy contractual obligations; retaining customer, supplier, employee or other business relationships of acquired operations; addressing unforeseen liabilities of acquired businesses; limited experience with new technologies and markets; failure to realize anticipated benefits, such as cost savings and revenue enhancements; failure to achieve anticipated business volumes or operating margins; valuation methodologies not accurately capturing the value of the acquired business; the effects of diverting management's attention from day-to-day operations to matters involving the integration of acquired businesses; incurring potentially substantial transaction costs associated with these transactions; increased burdens on our staff and on our administrative, internal control and operating systems, which may hinder our legal and regulatory compliance activities; overpayment for an acquisition; and potential impairments resulting from post-acquisition deterioration in, or reduced benefit from, an acquired business. While we often obtain indemnification rights from the sellers of acquired businesses, such rights may be difficult to enforce, the losses may exceed any dedicated escrow funds, and the indemnitors may not have the ability to financially support the indemnity. Any of these factors may prevent us from realizing the anticipated benefits of an acquisition, including additional revenue, operational synergies, and/or economies of scale. Any delay or failure to realize the anticipated benefits of acquisitions may adversely affect our business and operating results and may require us to write-down the carrying value of any related goodwill and intangible assets in periods subsequent to the acquisitions. Acquisitions may also involve businesses we are not familiar with, and expose us to additional business risks that are different than those we have traditionally experienced or anticipated at the time of acquisition.

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
A failure by counterparties, including customers, suppliers, financial institutions (including the issuers of our purchased annuities and the counterparty to our total return swap agreement), or other third parties with whom we conduct business, to fulfill their contractual obligations, may result in financial loss to us and may have adverse effects on our business.
If a key supplier, or any company within such supplier's supply chain, experiences financial or other difficulties, such difficulties may affect their ability to supply us with materials, components or services, which could halt or delay the production of a customer's products, and/or have a material adverse impact on our operations, financial results, and customer relationships. In addition, our ability to collect outstanding A/R depends, in part, on the financial strength of our customers. See Item 5, "Operating and Financial Review and Prospects — MD&A — External Factors that May Impact our Business" for further detail. In 2022, one customer individually represented 10% or more of total A/R (2021 and 2020 — two customers). If a customer bankruptcy occurs, our profitability may be adversely impacted if affected A/R are in excess of our allowance for doubtful accounts. Additionally, our future revenues could be adversely impacted by a customer bankruptcy. Inability to collect A/R and/or the loss of one or more major customers could adversely impact our operating results, financial position and cash flows. We cannot reasonably determine the extent to which a customer or supplier may have financial difficulties, or whether we will be required to adjust customer pricing, payment terms and/or the amounts we pay to suppliers for materials and components.
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
Our operations and those of our customers, component suppliers and/or our logistics partners may be disrupted by global or local events outside our control, including: natural disasters, fires and related disruptions; political instability; increased political tension between countries (including threats of retaliatory action from the Chinese government due to recent tensions between the U.S. and China); geopolitical dynamics; terrorism; armed conflict; labor or social unrest; criminal activity; disease or illness that affects local, regional, national or international economies (see below); unusually adverse weather conditions (including those caused by climate change), such as hurricanes, tornados, other extreme storms, wildfires, droughts and floods; cybersecurity incidents (see "Our operations and our customer relationships may be adversely affected by disruptions to our information technology (IT) systems, including disruptions from cybersecurity breaches of our IT infrastructure" below); and other risks present in the jurisdictions in which we, our customers, our suppliers and/or our logistics partners operate. These types of events could disrupt operations at one or more of our sites or those of our customers, component suppliers and/or our logistics partners, with the impact of the event potentially magnified in areas where we or they have multiple facilities in close proximity. These events could also lead to higher costs or supply shortages, and may disrupt the delivery of components to us or our ability to provide finished products or services to our customers, any of which could adversely affect our operating results materially. We carry insurance to cover damage to our sites and interruptions to our operations, including those that may occur as a result of natural disasters, such as flooding, earthquakes or other events. Our insurance policies, however, are subject to deductibles, coverage limitations and exclusions, and may not provide adequate (or any) coverage should such events occur. Such events could also impact our insurance premiums. In addition, some of our facilities possess certifications or unique equipment necessary to work on specialized products that our other locations lack. If work is disrupted at one of these facilities as a result of the foregoing events or otherwise, it may be impractical or we may be unable to transfer such specialized work to another facility without significant costs and delays. Thus, any disruption in operations at a facility possessing specialized certifications or equipment could adversely affect our ability to provide products and services to our customers, and potentially have a negative affect our relationships and financial results.
Our business and operations could be materially and adversely affected by the effects of a widespread outbreak of a contagious disease or other adverse public health developments. These effects could (and with respect to COVID-19, did and from time to time) include disruptions or restrictions on our employees' and other service providers' ability to travel, as well as temporary closures of our facilities or the facilities of our customers, suppliers, or other vendors in our supply chain, including single source suppliers, and shipping delays and premiums. In addition, a significant outbreak of contagious diseases in the human population could (and with respect to COVID-19, did and continues to) result in a widespread health crisis that adversely affects the economies and financial markets of many countries, resulting in an economic downturn that affects demand for our end customers' products and in turn adversely impacts our operating results. See "The effect of COVID-19 on our operations and the operations of our customers, suppliers and logistics providers has had, and may in the future have, a material and adverse impact on our financial condition and results of operations" below for a discussion of the actual and potential impact of COVID-19 on our business.
Increased international political volatility, including changes to previously accepted trading or other government policies or legislation in the U.S. and Europe, instability in parts of Europe and the Middle East, as well as the ongoing refugee crisis, anti-immigrant activities, social unrest and fears of terrorism, enhanced national security measures, armed conflicts (including between Russia and Ukraine), security issues at the U.S./Mexico border related to illegal immigration or criminal activities associated with illegal drug activities, labor or social unrest, strained international relations, including tensions between the U.S. and other countries, and any related decline in consumer confidence arising from these and other factors may materially hinder our ability to conduct business, or may reduce demand for our products or services. Any escalation in these events or similar future events may disrupt our operations or those of our customers and suppliers and could adversely affect the availability of materials needed to manufacture our products or the means to transport those materials to manufacturing sites and finished products to customers. Changes in policies by the U.S. or other governments could negatively affect our operating results due to changes in duties, tariffs or taxes, or limitations on currency or fund transfers, as well as government-imposed restrictions on producing certain products in, or shipping them to, specific countries.
The foregoing events have had and may in the future have an adverse impact on the U.S. and global economy in general, and on consumer confidence and spending, which may adversely affect our revenue and financial results. Such events could increase the volatility of the market price of our securities and may limit the capital resources available to us and/or our customers and suppliers. Also see "We continue to operate in an uncertain global economic and political environment," "The effect of COVID-19 on our operations and the operations of our customers, suppliers and logistics providers has had, and may in the future have, a material and adverse impact on our financial condition and results of operations," "U.S. policies or legislation could have a material adverse effect on our business, results of operations and financial condition," "Our ability to successfully manage unexpected changes or risks inherent in our global operations and supply chain may adversely impact our financial performance," and Item 5, "Operating and Financial Review and Prospects — MD&A — External Factors that May Impact our Business."
In June 2022, a fire occurred at our Batam, Indonesia facility. We expect to fully recover our tangible losses through insurance coverage. Whereas we previously anticipated that certain unfulfilled revenues would shift to 2023, we returned to pre-incident operating levels by year end.

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
In most of our sales contracts, we provide warranties against defects or deficiencies in our products, services, or designs. We generally design and manufacture products to our customers' specifications, many of which are highly complex, and include products for regulated industries, such as HealthTech and A&D. The customized design solutions that form a part of our HPS offering also subject us to the risk of liability claims if defects are discovered or alleged. Despite our quality control and assurance efforts, problems may occur or be alleged, in or resulting from the design and/or manufacture of these products. Whether or not we are responsible, problems in the products we design and/or manufacture, or in products which include components we manufacture, whether real or alleged, whether caused by faulty customer specifications, the design or manufacturing processes or a component defect, may result in increased costs to us, as well as delayed shipments to our customers, and/or reduced or canceled customer orders. These potential claims may include damages for the recall of a product and/or injury to person or property, including consequential and/or punitive damages.
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
Our A&D business may be affected by certain characteristics and trends of the commercial aerospace industry, such as fluctuations in its business cycle, varying fuel and labor costs, intense price competition and regulatory scrutiny, certain trends, including a possible decrease in aviation activity and a decrease in outsourcing by aircraft manufacturers or the failure of projected market growth to materialize or continue. In the event that these characteristics and trends adversely affect customers in the commercial aerospace industry, they may reduce the overall demand for our commercial aerospace services. Although our A&D business showed solid recovery in 2022 from the severe and prolonged adverse impact of COVID-19 on the commercial aerospace industry, and we expect continued normalization of commercial air travel in 2023, there can be no assurance that this will be the case.
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
Our outstanding indebtedness, together with the mandatory prepayment provisions of our credit facility, require us to dedicate a portion of our cash flow to make interest and principal payments on such indebtedness, thereby limiting the availability of our cash flow for other purposes, and may reduce our ability to fund future acquisitions and/or to respond to unexpected capital requirements. Such indebtedness (which may increase if we are unable to sell desired amounts under our uncommitted accounts receivable sales program or supplier financing programs) may also: require us to pursue additional term financing for potential investments, which may not be available on acceptable terms or at all; limit our ability to obtain additional financing for working capital, business activities, and other general corporate requirements; limit our ability to refinance our indebtedness on terms acceptable to us or at all; limit our flexibility to plan for and adjust to changing business and market conditions; and increase our vulnerability to general adverse economic and industry conditions. In addition, such indebtedness could have a variety of other adverse effects, including: (i) default and foreclosure on our assets if we have insufficient funds to repay the debt obligations; (ii) acceleration of such indebtedness or cross-defaults if we breach financial or other covenants under applicable debt agreements and such breaches are not waived; (iii) increased vulnerability to adverse changes in competitive conditions or government regulation; and (iv) other disadvantages compared to our competitors who have less debt. Our credit facility also prohibits share repurchases for cancellation if our leverage ratio (as defined in such facility) exceeds a specified amount (this restriction is not currently, and during 2022 was not, in effect).
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
The effect of COVID-19 on our operations and the operations of our customers, suppliers and logistics providers has had, and may in the future have, a material and adverse impact on our financial condition and results of operations.
COVID-19 had a material and adverse impact on our operations during 2020 and 2021. In addition to the impact of demand reductions due to COVID-19 on our revenue (most significantly in our Industrial and commercial aerospace businesses), we experienced significant adverse revenue impacts across our businesses resulting from materials constraints (including as a result of COVID-19). See Item 5, "Operating and Financial Review and Prospects — MD&A — Recent Developments — Segment Environment" for further detail. As a result of supply chain and workforce constraints and COVID-19-related expenses, we were also negatively impacted by approximately $4 million, $32 million and $37 million during 2022, 2021 and 2020, respectively, in estimated Constraint Costs (defined as both direct and indirect costs, including manufacturing inefficiencies related to lost revenue due to our inability to secure materials, idled labor costs, and incremental costs for labor, expedite fees and freight premiums, cleaning supplies, personal protective equipment, and IT-related services to support our work-from-home arrangements). Adverse COVID-19-related impacts were mitigated in part by an aggregate of $11 million and $34 million in COVID-19-related government subsidies, grants or credits and $1 million and $3 million of COVID-19-related customer recoveries we recognized in 2021 and 2020, respectively. However, no such relief was granted to us in 2022. Although operational challenges as a result of global supply chain constraints and periodic COVID-19-related regional lockdowns and workforce constraints were not material to our revenues or expenses in recent quarters, they may be again in future periods, as such supply chain constraints remain a risk to us in the near term, and COVID-19-related lockdowns and workforce constraints continue to occur.
    We have experienced (and continue to experience) shipping surcharges on ocean freight, premiums on air freight, and increased transit times in receiving certain raw materials as a result of shipping delays due to, among other things, additional safety requirements imposed by port authorities, closures of or congestion at ports, reduced availability of commercial transportation, border restrictions and capacity constraints for air freight as a result of COVID-19, which have had an adverse impact on our ability to obtain materials and, at times, deliver our products in a timely manner, and consequently, our results of operations. Although shipping delays and increased shipping costs are anticipated to improve in 2023, we continue to expect adverse impacts from such conditions on our operations and financial results.
The pandemic has impacted our customers in recent periods and may in future periods create unpredictable reductions or increases in demand for our services. In addition, the ability of our employees to work may be significantly impacted by individuals contracting or being exposed to new variants of COVID-19. While we continue to follow the requirements of governmental authorities and take preventative and protective measures to prioritize the safety of our employees, these measures may not be successful, and we may be required to temporarily close facilities or take other measures. If factory closures or significant reductions in capacity utilization occur, we would incur additional inefficiencies and direct costs, as well as a loss of revenue. If our suppliers experience additional closures or reductions in their capacity utilization levels, we may have further difficulty sourcing materials necessary to fulfill production requirements. A material adverse effect on our employees, customers, suppliers and/or logistics providers could have a material adverse effect on us.
In addition to the potential items noted above, future impacts from the continued impact of COVID-19 (and/or future resurgences) may also include: (i) a further decrease in short-term and/or a decrease in long-term demand and/or pricing for certain of our products; (ii) reductions in production levels and R&D activities; (iii) further increased costs resulting from our efforts to mitigate the impact of COVID-19; (iv) further deterioration of worldwide credit and financial markets that could limit our ability to obtain external financing to fund our operations and capital expenditures, could result in losses on our holdings of cash and investments due to failures of financial institutions and other parties, and could result in a higher rate of losses on our accounts receivable (A/R) due to credit defaults; (v) further disruptions to our supply chain, including as a result of shipping delays; (vi) write-downs and/or impairments of assets; (vii) diversion of management's attention from our key strategic priorities, causing us to reduce, delay, alter or abandon initiatives that may otherwise increase our long-term value or otherwise disrupt our business operations; and/or (viii) adverse impacts on our information technology systems and our internal control systems as a result of continued remote work arrangements.
The ultimate size of the impact of the COVID-19 pandemic on our business and its duration will depend on future developments which cannot currently be predicted, including infection resurgences and mutations, government responses, whether our suppliers and logistics providers maintain full production, the status of labor shortages and the impact of supplier prioritization of backlog. Even after the COVID-19 pandemic has subsided, we may experience significant adverse impacts to our businesses as a result of its global economic impact, including any related recession, as well as lingering impacts on our suppliers, third-party service providers and/or customers (including movement of production in-country to decrease global exposures).
A decline in the U.S. and other government budgets, changes in spending or budgetary priorities, or delays in contract awards may significantly and adversely affect our future revenue and limit our growth prospects.
Because we generate a portion of our revenue from contracts with the U.S. government and government agencies, our results of operations could be adversely affected by relevant spending caps or changes in budgetary priorities, as well as by delays in the budget process, program starts, or the award of contracts or orders. Current U.S. government spending levels for defense-related and other programs may not be sustained in future periods, including as a result of budgetary constraints, spending cuts resulting from sequestration, a continuing resolution, a government shutdown, the debt ceiling or measures taken to avoid default, or otherwise, and uncertain funding of programs. Spending and program authorizations may not increase or may decrease or shift to programs in areas in which we do not provide services or are less likely to be awarded contracts. Such changes in spending authorizations and budgetary priorities may occur as a result of shifts in spending priorities from defense-related and other programs as a result of competing demands for federal funds and the number and intensity of military conflicts or other factors. A significant decline in overall U.S. government spending, a significant shift in spending priorities, the substantial reduction or elimination of particular defense-related programs, or significant budget-related delays in contract or task order awards for large programs could adversely affect our future revenue and limit our growth prospects.
Failure of the U.S. federal government to manage its fiscal matters or to raise or further suspend the debt ceiling, and changes in the amount of U.S. federal debt, may negatively impact the economic environment and adversely impact our results of operations.
U.S. federal budget deficit concerns and the potential for political conflict over legislation to fund U.S. government operations and raise the U.S. government's debt limit may increase the possibility of a default by the U.S. government on its debt obligations, related credit-rating downgrades, significant U.S. and global economic and financial market dislocations, interest rate and foreign exchange rate impacts and other potential unforeseen consequences that could have a material adverse effect on our results of operations and financial condition. These risks may also impact our overall liquidity, our borrowing costs, or the market price of our common stock.
The military conflict between Russia and Ukraine, and the global response thereto, may adversely affect our business and results of operations.
In response to the military conflict between Russia and Ukraine, the U.S., United Kingdom, European Union and others have imposed significant new sanctions and export controls against Russia and certain Russian individuals and entities.

This conflict has also resulted in significant volatility and disruptions to the global markets. It is not possible to predict the long-term implications of this conflict, which could include but are not limited to further sanctions, uncertainty about economic and political stability, increases in inflation rates and further increases in energy prices, supply chain challenges and adverse effects on currency exchange rates and financial markets. In addition, sanctions against Russia in response to the conflict could lead to an increased threat of cyberattacks, which could pose risks to the security of our IT systems, our network and our service offerings, as well as the confidentiality, availability and integrity of our data. We have operations, as well as current and potential new customers, in several locations in Europe, including Romania. If the conflict extends beyond Ukraine or further intensifies, it could have an adverse impact on our operations in Romania or other affected areas.
Changes to our operating model may adversely affect our business.
We continuously work to improve our productivity, quality, delivery performance and flexibility through various operational initiatives. Implementation of these initiatives, however, presents a number of risks, including: (i) failure to achieve anticipated margin improvements from such actions; (ii) actual or perceived disruption of service or reduction in service levels to customers; (iii) potential adverse effects on our internal control environment with respect to general and administrative functions during transitions resulting from such initiatives; (iv) actual or perceived disruption to suppliers, distribution networks and other important operational relationships and the inability to resolve potential conflicts in a timely manner; (v) diversion of management attention from ongoing business activities and strategic objectives; and (vi) failure to retain key employees. Because of these and other factors, we cannot predict whether we will fully realize the purpose and anticipated benefits or cost savings of these initiatives and, if we do not, our business and results of operations may be adversely affected. Furthermore, adverse changes to our business may require additional restructuring or reorganization activities in the future. See "We have incurred significant restructuring charges in the past, and expect to incur further restructuring charges during 2023; we may not achieve some or all of the expected benefits from our restructuring activities, these activities may adversely affect our business, and additional restructuring actions may be required once currently-contemplated actions are complete" below.
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
We have sites in the following countries: Canada, the U.S., China, Ireland, Japan, Laos, Malaysia, Mexico, Romania, Singapore, South Korea, Spain, Indonesia, India, Philippines and Thailand. During 2022, approximately 80% of our revenue was produced at locations outside of North America. We also purchase the majority of our components and materials from international suppliers.
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
•the effects of terrorist activity, armed conflict, natural disasters, fires and epidemics (including COVID-19); and
•global currency fluctuations.
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
In particular, a significant portion of our manufacturing, design, support and storage operations are conducted in our facilities in China, and revenues associated with our China operations are important to our success (2022 — 11%; 2021 — 16%; 2020 — 20%). Therefore, our business, financial condition and results of operations may be materially adversely affected by economic, political, legal, regulatory, competitive and other factors in China. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement and control over economic growth. In addition, our operations in China are governed by Chinese laws, rules and regulations, some of which are relatively new. The Chinese legal system continues to rapidly evolve, which may result in uncertainties with respect to the interpretation and enforcement of Chinese laws, rules and regulations that could have a material adverse effect on our business. China experiences high turnover of direct labor in the manufacturing sector, and engineers in our design centers, due to the intensely competitive and fluid market for labor, and the retention of adequate labor is a challenge. If our labor turnover rates are higher than we expect, or we otherwise fail to adequately manage our labor needs, then our business and results of operations could be adversely affected. We are also subject to risks associated with our subsidiaries organized in China. For example, regulatory and registration requirements and government approvals affect the financing that we can provide to our subsidiaries. If we fail to receive required registrations and approvals to fund our subsidiaries organized in China, or if our ability to remit currency out of China is limited, then our business and liquidity could be adversely affected.
In addition, international trade disputes with China have resulted in increased tariffs and other measures that have, and may continue to, adversely affect the Company's business. Our production from China has become less cost-competitive than other low-cost countries in recent periods, and we anticipate continued actions from non-China based customers to exit China to avoid the impact of additional tariffs. In addition, new U.S. technology export controls with respect to China may adversely impact our business. More generally, changes to, among other things, laws or policies in the U.S. regarding foreign trade, import/export duties and controls, tariffs or taxes, manufacturing and/or investments, or other events outside of our control, could materially adversely affect our U.S. and foreign operations. See "U.S. policies or legislation could have a material adverse effect on our business, results of operations and financial condition" and "Our operations have been and could continue to be adversely affected by events outside our control" above, and Item 5, "Operating and Financial Review and Prospects — MD&A — External Factors that May Impact our Business."
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
We conduct business operations in a number of countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our income tax expense could increase significantly if certain tax incentives from which we benefit are retracted. A retraction could occur if we fail to satisfy the conditions on which these tax incentives are based, or if they are not renewed or replaced upon expiration. Our income tax expense could also increase if tax rates applicable to us in such jurisdictions are otherwise increased, or due to changes in legislation or administrative practices. Changes in our outlook in any particular country could impact our ability to meet the required conditions. See Item 5, "Operating and Financial Review and Prospects — MD&A — Operating Results — Income taxes" and note 19 to the Consolidated Financial Statements in Item 18 for a discussion of our existing tax incentives, and a challenge to our Romanian tax position.
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
As at December 31, 2022, a significant portion of our cash and cash equivalents was held by foreign subsidiaries outside of Canada, a large part of which may be subject to withholding taxes upon repatriation under current tax laws. We repatriated in 2022, and currently expect to repatriate in the foreseeable future, an aggregate of approximately $320 million from various foreign subsidiaries (December 31, 2021 — expected to repatriate $290 million).
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
If our security measures are compromised, or the security, confidentiality, integrity or availability of, our IT, software, services, communications or data is compromised, limited or fails, it could result in: damage to our system infrastructure; significant business interruption, delays or outages, either internally or at our third-party providers; significant data loss or leakage (including exposure to unauthorized persons or the public of sensitive data, including our intellectual property, trade secrets or personal information of our employees, customers or other business partners); significant extra expense to restore data or systems; reputational loss; significant fines, penalties and liability; breach or triggering of data protection laws, privacy policies and/or data protection obligations (discussed below); loss of customers or sales, and in the case of our defense business, debarment from future participation in U.S. government programs. In addition, we may be required to expend significant resources, change our business practices or modify our operations in an effort to protect against security breaches and to mitigate, detect, and remediate actual and potential vulnerabilities that could adversely affect our business and operations and/or result in the loss of critical or sensitive information. If we are perceived to be unable to prevent or promptly identify and remedy such outages and breaches, this could result in reputational loss and/or loss of customers or sales.
While we have invested, and continue to invest, in the protection of our data and IT infrastructure, we regularly face attempts by others to access our information systems in an unauthorized manner, to introduce malicious software to such systems or both, and while we have not been materially impacted by computer viruses, malware, ransomware, hacking incidents, outages, or unauthorized access to data, we have been (and may in the future be) the target of such events. In addition, there can be no assurance that our efforts will prevent further service interruptions or identify breaches in our systems that could adversely affect our business and operations and/or result in the loss of critical or sensitive information, which could result in financial, legal, business or reputational harm to us (as described above). Although this has not been an issue to date, our liability insurance may not be sufficient in type or amount to cover us against claims related to security breaches, cybersecurity attacks and other related breaches.
We expect that risks and exposures related to cybersecurity attacks will remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats, and the enhanced risk resulting from the increased number of employees that work remotely, through the increased use of home networks that may lack encryption or secure password protection, virtual meeting/conference security concerns and increase of phishing/cyber-attacks around digital resources.
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
We have incurred significant restructuring charges in the past, and expect to incur restructuring charges during 2023; we may not achieve some or all of the expected benefits from our restructuring activities, these activities may adversely affect our business, and additional restructuring actions may be required once currently-contemplated actions are complete.
We incurred restructuring charges of $8.4 million in 2022, $10.5 million in 2021, and $25.8 million in 2020, and expect to incur incremental restructuring charges in 2023. Implementation of our restructuring activities may be costly and disruptive to our business, and we may not achieve the cost savings and benefits anticipated from such activities. We may not be able to retain or expand existing business due to execution issues relating to anticipated headcount reductions, plant closures or product/service transfers, and we may incur higher operating expenses during the periods of transition. Additionally, restructuring actions may result in a loss of continuity and accumulated knowledge in our workforce and related operational inefficiencies, as well as negative publicity. Headcount reductions can also have a negative impact on morale and our ability to attract and hire new qualified personnel in the future. Our restructuring activities require a significant amount of management and other employees' time and focus, which may divert attention from operating and growing our business. Any failure to achieve some or all of the expected benefits of our restructuring activities, including any delay in implementing planned related restructuring actions, may have a material adverse effect on our competitive position and operating results. In addition, we may implement additional future restructuring actions or divestitures as a result of changes in our business, the marketplace and/or our exit from less profitable, under-performing, non-core or non-strategic operations.
We have incurred impairment charges and operating losses in certain of our businesses, and may incur such charges and losses in future periods.
We record impairment charges when we determine that the carrying amount of our assets, or related cash generating unit or units (CGUs), may not be recoverable (last recorded in 2015). We have also recorded charges (including during 2020 - 2022) to write-down specified assets in connection with our restructuring actions (described in note 15 to the Consolidated Financial Statements in Item 18). Determining the recoverable amount of our assets and CGUs is subjective and requires management to exercise significant judgment in estimating future growth, profitability, discount and terminal growth rates, and in projecting future cash flows, among other factors, including the impact of market conditions on management's assumptions. Future events and changing market conditions may impact our assumptions as to prices, costs, or other factors that may result in changes to our estimates of future cash flows, which may in turn result in impairment charges, which could be substantial and adversely affect our financial results. Factors that might reduce the recoverable amount of these assets below their respective carrying values include declines in our stock price and market capitalization, reduced future cash flow estimates, slower growth rates, or significant operating losses in any of our businesses. Sustained market price decreases, demand softness, and/or failure to realize future revenue at an appropriate profit margin in any CGU could negatively impact our operating results, including the incurrence of restructuring charges and/or impairment losses for such CGU or operating losses for the relevant business. Similar risks apply to assessing the recoverability of our deferred tax assets.
We may not be able to prevent or detect all errors or fraud.
Due to the inherent limitations of internal control systems, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. Accordingly, we cannot provide absolute assurance that all control issues, errors or instances of fraud, if any, impacting us have been or will be prevented or detected. In addition, over time, certain aspects of a control system may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate, which we may not be able to address quickly enough to prevent all instances of error or fraud. In connection with our on-going assessment of the effectiveness of our internal control over financial reporting, we may discover "material weaknesses" in our internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The existence of any material weakness may require management to devote significant time and incur significant remediation expense. The existence of any material weakness in our internal control over financial reporting may result in errors in our financial statements that could require us to make corrective adjustments, restate our financial statements, cause us to fail to meet our reporting obligations, and cause shareholders to lose confidence in our reported financial information, all of which could materially and adversely affect the market price of our securities. If we are unable to successfully identify and remediate any material weaknesses that may arise in a timely manner, the accuracy and timing of our financial reporting may be adversely affected, and we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports and applicable stock exchange listing requirements.
Compliance with governmental laws and obligations could be costly and may negatively impact our financial performance; any failure to comply may negatively impact our financial performance.
We are subject to various federal/national, state/provincial, local, foreign and supra-national environmental laws and regulations. Maintaining compliance with and responding to increasingly stringent environmental regulations requires a significant investment of time and resources and may restrict our ability to modify or expand our manufacturing sites or to continue production. Although our environmental management systems and practices have been designed to provide for compliance with these laws and regulations, such compliance cannot be assured, and any failure to comply with these laws and regulations may result in significant fines and penalties, our operations may be suspended or subjected to increased oversight, and our cost of related investigations could be material in any period.
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
Our HealthTech business is subject to regulation by the U.S. Food and Drug Administration (FDA), Health Canada, the European Medicines Agency, and similar regulatory bodies in other jurisdictions, relating to the medical devices and hardware we manufacture for our customers. Our sites that deliver products to the healthcare industry are certified or registered in applicable quality management standards. We are required to comply with various statutes and regulations related to the design, development, testing, manufacturing and labeling of our medical devices. Any failure to comply with these regulations could result in fines, injunctions, product recalls, import detentions, additional regulatory controls, suspension of production, and/or the shutting down of one or more of our sites, among other adverse outcomes. Failure to comply with these regulations may also materially affect our reputation and/or relationships with customers and regulators.
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
Global reform of major interest rate benchmarks is currently underway, including the anticipated replacement of some Interbank Offered Rates (including LIBOR) with alternative nearly risk-free rates. We have obligations under our credit facility and derivative instruments that are indexed to LIBOR (LIBOR Agreements), and most (including our credit facility), have not yet transitioned to alternative benchmark rates. The interest rates under these agreements are subject to change when relevant LIBOR benchmark rates cease to exist (currently expected after June 30, 2023). See note 20 to our Consolidated Financial Statements in Item 18 for a discussion of the status of interest rate transitions under applicable agreements. We cannot assure that any applicable alternative reference rates under the LIBOR Agreements that have not yet transitioned from LIBOR will result in substantially similar interest rate calculations under such agreements. If any such alternative reference rates are higher than LIBOR, interest rates under the affected LIBOR Agreements would increase, which would adversely impact our interest expense, results of operations and cash flows. In addition, with respect to our interest rate swap agreements, hedge ineffectiveness could result due to the cessation of LIBOR if such agreements transition using a different benchmark or spread adjustment as compared to the underlying hedged debt. We are currently unable to predict what the future replacement rates or consequences on our operations or financial results will be.
We have entered into a total return swap (TRS) agreement in respect of our SVS, which exposes us to certain risks, including SVS price decrease risk, counterparty risk and interest rate risk, any of which could adversely affect our financial condition and/or financial results.
Under our TRS agreement, the counterparty is obligated to make a payment to us based on the increase in the value of the TRS (as defined in such agreement) over the agreement's term, in exchange for specified periodic payments based on a variable interest rate. However, if the value of the TRS decreases over the agreement's term, we are obligated to pay the amount of such decrease to the counterparty, which could be material. In addition, an increase in the variable interest rate would result in an increase in interest payment amounts payable by us to the counterparty. Our TRS agreement is also subject to the risk that the counterparty will default on its payment obligations thereunder, or that we will not be able to meet our obligations to the counterparty. Further, if the counterparty chooses to exercise its termination rights under the TRS, it is possible that, because of adverse market conditions existing at the time of such termination, we will owe more to the counterparty (or will be entitled to receive less from the counterparty) than we would otherwise have if we controlled the timing of such termination.
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

The interest of our controlling shareholder, Onex Corporation, with an 82.0% voting interest, may conflict with the interests of other shareholders.
Onex Corporation (Onex) beneficially owns all of our outstanding multiple voting shares (MVS) and less than 1% of our outstanding SVS. The number of SVS and MVS beneficially owned by Onex represents 82.0% of the voting interest in Celestica. Accordingly, Onex has the ability to exercise significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where our shares vote together as a single class. Onex may make decisions regarding Celestica and our business that are opposed to other shareholders' interests or with which other shareholders may disagree. Onex's voting power could have the effect of deterring or preventing a change in control of our Corporation that might otherwise be beneficial to our other shareholders. Through its shareholdings, Onex has the power to elect our directors and its approval is required for significant corporate transactions such as certain amendments to our Restated Articles of Incorporation (Articles), the sale of all or substantially all of our assets and plans of arrangement. The directors so elected have the authority, subject to applicable laws, to appoint or replace senior management, cause us to issue additional SVS or MVS or repurchase SVS or MVS, declare dividends or take other actions.
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
We are from time to time party to various copyright, patent and trademark infringement, unfair competition, breach of contract, customs, employment and other legal actions incidental to our business, as plaintiff or defendant, as well as various other claims, suits, investigations and legal or governmental proceedings (including securities class action and shareholder derivative lawsuits which have been settled or dismissed). Additional legal claims or regulatory matters may arise in the future and could involve matters relating to commercial disputes, government regulation and compliance, intellectual property, antitrust, tax, employment or shareholder issues, product liability claims and other issues on a global basis. Regardless of the merits of the claims, litigation or governmental proceedings may be both time-consuming and disruptive to our business. The defense and ultimate outcome of any lawsuits or other legal proceedings may result in higher expenses, which could have a material adverse effect on our business, financial condition, or results of operations. We cannot predict the final outcome of such lawsuits or proceedings or the likelihood that other proceedings will be initiated against us. Accordingly, the cost of defending against such lawsuits or proceedings, or any future lawsuits or proceedings may be high and, in any event, these legal proceedings may result in the diversion of our management's time and attention away from our business. In the event that there is an adverse ruling in any legal proceeding, we may be required to make payments to third parties that could be in excess of any amounts accrued, and could have a material adverse effect on our reputation, financial condition and/or results of operations.
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
Although we currently have an NCIB in effect, whether we repurchase SVS under such NCIB for cancellation, and the amount and timing of any such repurchases, is subject to the restrictions under our credit facility, capital availability and periodic determinations by our Board of Directors (Board) that SVS repurchases are in the best interest of our shareholders and are in compliance with all applicable laws and agreements. Any future permitted SVS repurchases, including their timing and amount, may be affected by, among other factors: our consolidated leverage ratio (as defined in our credit facility); our views on potential future capital requirements for strategic transactions, including acquisitions; debt service requirements; our credit rating; changes to applicable tax laws or corporate laws; and changes to our business model. In addition, the amount we spend and the number of SVS we are able to repurchase for cancellation under any NCIB or substantial issuer bid may further be affected by a number of other factors, including the SVS we arrange to be purchased by non-independent brokers to satisfy stock-based compensation awards, the price of our SVS and blackout periods in which we are restricted from repurchasing SVS. Our SVS repurchases may change from time to time, and even if permitted under our credit facility, we cannot provide assurance that we will continue to repurchase SVS for cancellation in any particular amounts or at all. A reduction in or elimination of our SVS repurchases could have a negative effect on our stock price.
Potential unenforceability of judgments.
We are incorporated under the laws of the Province of Ontario, Canada. Our controlling persons, four of our directors, and one of our executive officers are residents of (or are organized in) Canada. Also, a substantial portion of our assets and the assets of these persons are located outside of the U.S. As a result, it may be difficult to effect service of process within the U.S. upon those directors, officers, or controlling persons who are not residents of the U.S, or to enforce judgments in the U.S. obtained in courts of the U.S. It may also be difficult for shareholders to enforce a U.S. judgment in Canada predicated upon the civil liability provisions of U.S. federal or state securities laws or to succeed in a lawsuit in Canada based only on U.S. federal or state securities laws.
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
There is increasing concern that a gradual increase in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere has, and will continue to, cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Changes in weather patterns and an increased frequency, intensity and duration of extreme weather conditions could, among other things, impair our production capabilities, disrupt the operation of our supply chain, and impact our customers and their demand for our services. There are inherent climate-related risks regardless of where we conduct our business. Climate-change-related weather events could negatively impact any of our locations or the locations of our customers, and may cause us to experience work stoppages, project delays, financial losses and/or additional costs to resume operations, including increased insurance costs or loss of coverage, legal liability and reputational losses. Further, the risks caused by climate change span across the industry sectors we serve, including A&D, Industrial, HealthTech, Capital Equipment, Communications and Enterprise. The direct physical risks that climate change poses to infrastructure through chronic environmental changes, such as rising sea levels and temperatures, and acute events, such as hurricanes, droughts and wildfires, is common to each of these sectors. Infrastructure owners could face increased costs to maintain their assets, which could result in reduced profitability and fewer resources for strategic investment. These types of physical risks could in turn lead to transitional risks, including market and technology shifts, including decreased demand for our services and solutions, reputational risks, such as how our sustainability practices are viewed by external and internal stakeholders, and policy and legal risks, including the extent to which climate-change-related initiatives are driven by the governments in which we operate around the globe. As a result, the effects of climate change could have a long-term material adverse impact on our business, results of operations and financial condition. See "Our operations have been and could continue to be adversely affected by events outside our control" and "Our business and operations could be adversely impacted by environmental, social and governance (ESG) initiatives."
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
Further, investors are placing a greater emphasis on non-financial factors, including ESG factors, when evaluating investment opportunities. Although we actively manage a broad range of ESG matters, including the potential impact of our business on society and the environment, and matters relating to diversity and inclusion, there can be no certainty that we will manage such issues effectively, or that we will successfully meet society's expectations in this regard. The perception of our operations held by our shareholders, potential investors, suppliers, customers, other stakeholders, or the communities in which we do business may depend, in part, on the ESG standards we have chosen to aspire to meet, whether or not we meet these standards on a timely basis or at all, and whether or not we meet external ESG factors they deem relevant. In addition, notwithstanding our achievements in these regards, the subjective nature and wide variety of methods and processes used by various stakeholders, including investors, to assess a company with respect to ESG criteria can result in the perception of negative ESG factors or a misrepresentation of our ESG policies and practices. In addition, by electing to set and publicly share our ESG standards, our business may face increased scrutiny related to ESG activities. As a result, our reputation could be harmed if we fail to act effectively in the areas in which we report. In addition, our failure to achieve progress on our ESG policies and practices on a timely basis, or at all, or to meet ESG criteria set by third parties, could adversely affect our SVS price, business, financial performance, or growth.

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
A description of our acquisition activities (including our acquisition of PCI in November of 2021), our principal capital expenditures (including property, plant and equipment), and our financing activities over the last three financial years is set forth in notes 3, 4, 6, 8, 11, 21, and 24 to the Consolidated Financial Statements in Item 18, and Item 5, "Operating and Financial Review and Prospects — MD&A."
A description of our divestiture activities (including our restructuring activities) over the last three financial years is set forth in notes 6, 7, and 15 to the Consolidated Financial Statements in Item 18, and Item 5, "Operating and Financial Review and Prospects — MD&A." No material divestiture activities have occurred from January 1, 2023 to date, nor are any currently in progress.

A description of our significant commitments for capital expenditures as at December 31, 2022 and those currently in progress and planned for 2023 is set forth in Item 5, "Operating and Financial Review and Prospects — MD&A — Liquidity — Contractual Obligations: Additional Commitments." From January 1, 2023 to date, our capital expenditures total approximately $7 million.

See "Overview — Celestica's business" and "Recent Developments" in Item 5, "Operating and Financial Review and Prospects — MD&A" for a discussion of recent trends impacting our businesses, including the impact of global supply constraints.

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
Our ATS segment consists of our ATS end market, and is comprised of our A&D, Industrial, HealthTech, and Capital Equipment businesses. Our Capital Equipment business is comprised of our semiconductor, display and robotics equipment businesses. Our CCS segment consists of our Communications and Enterprise end markets. Our Enterprise end market is comprised of our servers and storage businesses. All period percentages and financial information in this Annual Report reflect the current presentation. See note 25 to the Consolidated Financial Statements in Item 18.
Our customers include OEMs, cloud-based and other service providers, including hyperscalers, and other companies in a wide range of industries. Our global headquarters is located in Toronto, Ontario, Canada. We operate a network of sites and centers of excellence (discussed below) strategically located in North America, Europe and Asia, with specialized end-to-end supply chain capabilities tailored to meet specific market and customer product lifecycle requirements.

We offer a comprehensive range of product manufacturing and related supply chain services to customers in both of our segments, including design and development, new product introduction, engineering services, component sourcing, electronics manufacturing and assembly, testing, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics, asset management, product licensing, and after-market repair and return services. Our HPS offering, within our CCS segment, includes the development of infrastructure platforms, hardware and software design solutions and services that can be used as-is, or customized for specific applications in collaboration with our customers, and management of program design and aspects of the supply chain, manufacturing, and after-market support.
We believe our services and solutions create value for our customers by enabling their strategies, while accelerating their time-to-market, and by providing higher quality, lower cost, and reduced cycle times (as compared to insourcing) in our customers' supply chains. We believe this results in lower total cost of ownership, greater flexibility, higher returns on invested capital and improved competitive advantage for our customers in their respective markets.
We depend on a small number of customers for a substantial portion of our revenue. In the aggregate, our top 10 customers represented 66% of our total revenue in each of 2022, 2021 and 2020. In 2022, two customers (each in our CCS segment) individually represented 10% or more of total revenue (11% for each customer). No customer individually represented 10% or more of total revenue in either 2021 or 2020. Significant reductions in, or the loss of, revenue from these or any of our major customers may have a material adverse effect on us. See Item 3(D), Key Information — Risk Factors — "We are dependent on a limited number of customers and end markets. A decline in revenue from, or the loss of, any significant customer, could have a material adverse effect on our financial condition and operating results."

Products and services in our ATS segment are extensive and are often more regulated than in our CCS segment, and can include the following: government-certified and highly-specialized manufacturing, electronic and enclosure-related services for A&D customers; high-precision semiconductor and display equipment and integrated subsystems; a wide range of industrial automation, controls, test and measurement devices; engineering-focused engagements, including full product development in the areas of telematics, human machine interface, Internet-of-Things and embedded systems; advanced solutions for surgical instruments, diagnostic imaging and patient monitoring; and efficiency products to help manage and monitor the energy and power industries. Our ATS segment businesses typically have higher margin profiles and margin volatility, higher working capital requirements, and longer product life cycles than the businesses in our CCS segment. Products and services in our CCS segment consist predominantly of enterprise-level data communications and information processing infrastructure products and systems, and can include routers, switches, data center interconnects, edge solutions, servers and storage-related products used by a wide range of businesses and cloud-based and other service providers to manage digital connectivity, commerce and social media applications. Our CCS segment businesses have lower margin profiles, lower working capital requirements, and higher volumes than the businesses in our ATS segment. Within our CCS segment, however, our HPS business (which includes firmware/software enablement across all primary IT infrastructure data center technologies and after-market services) typically has a higher margin profile than our traditional CCS businesses, but also requires specific investments (including R&D) and higher working capital. Our CCS segment generally experiences a high degree of volatility in terms of revenue and product/service mix, and as a result, our CCS segment margin can fluctuate from period to period. In recent periods, we have experienced an increasing shift in the mix of our programs towards cloud-based and other service providers, which are cyclically different from our traditional OEM customers, creating more volatility and unpredictability in our revenue patterns, and additional challenges with respect to the management of our supply chain and working capital requirements.
We remain committed to making the investments we deem necessary to support our long-term growth strategy, strengthen our competitive position, enhance customer satisfaction, and increase long-term shareholder value. Within both of our segments, we are focused on: increased penetration in our end markets; diversifying our customer mix and product portfolios, including increasing design and development, engineering, and after-market services (higher value-added services); and diversifying our capabilities and supply chains. In response to slower growth rates and increased pricing pressures in our traditional markets, which continue to account for a portion of our revenue, we intend to continue to concentrate on expanding our business beyond such traditional markets, through CCS segment growth initiatives focused on our HPS business and services, and by continuing to pursue new customers and acquisition opportunities in our ATS segment. See "Celestica's Strategy" below for a discussion of our strategy, and Item 5, "Operating and Financial Review and Prospects — MD&A — Operating Goals and Priorities" for a discussion of our current priorities.
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

Increase Penetration in our End Markets/Offerings. We continually strive to further diversify our portfolio. Our goal is to increase our presence across our high-value end markets, with particular emphasis on expanding our HPS business and our ATS segment, both organically and through acquisitions. Revenue from our ATS segment for 2022 increased by approximately 29% from 2021. Within our CCS segment, we continue to expand our HPS offering, which accounted for 25% of our total 2022 revenue, up from 20% in 2021. We intend to pursue expansion of our portfolio in higher-margin service offerings.

Our end market revenue as a percentage of total revenue is as follows:

	2020	2021	2022
ATS	36%	41%	41%
Communications	42%	40%	40%
Enterprise	22%	19%	19%

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
Continuously Improve Operational Performance. We will continue to focus on: (i) managing our mix and volume of business and service offerings to improve our overall margins, (ii) leveraging our supply chain practices globally to lower materials costs, minimize lead times and improve our planning cycle to better meet volatility in customer demand and improve asset utilization and inventory levels, (iii) successfully ramping new programs, and (iv) improving operating efficiencies to reduce costs and improve margins. In order to help us streamline our processes, we continue to invest in our "digital factory," which automates and connects our equipment, people and systems throughout our global network, including our customers and suppliers. Our mix of programs, and volume leverage across several of our businesses had a favorable impact on our gross margin in 2022. In addition, our cost reductions initiatives, intended to further streamline our business, increase operational efficiencies and improve our productivity, had a favorable impact on our profitability in 2022.
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
Celestica's Business
Innovative Supply Chain Solutions and Services
We are a global provider of innovative supply chain solutions. We offer a range of services including design and development, engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly, testing, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics, asset management, product licensing, and after-market repair and return services. Our design and development services include our HPS offering, which consists of developing infrastructure platforms, hardware and software design solutions and services in collaboration primarily with CCS segment customers, as well as managing aspects of the supply chain and manufacturing, including firmware/software enablement across all primary IT infrastructure data center technologies, and after-market support. We believe that our HPS offering helps to differentiate us from other EMS providers, by encompassing advanced technology design solutions that customers can tailor to their specific platform applications. We execute our business in our global network of sites, including our designated centers of excellence, strategically located in North America, Europe and Asia. We leverage these sites and centers of excellence, IT, and our supply chain expertise using collaborative processes and a team of highly skilled, customer-focused employees. We believe that our ability to deliver a range of supply chain and hardware solutions to our customers provides them with a competitive lead time, and advantages in quality, flexibility and total cost of ownership.
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

Our Celestica Operating System (COS) consists of the application of global standard processes to all critical aspects of our operations, including quality, supply and operations planning, new product introduction, daily visual performance management, and continuous operational improvement through a "Plan Do Check Adjust" cycle. The COS is intended to improve cost productivity, create accountable teams, and assure consistent performance.
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
Design and Engineering Services

Our global design teams are focused on delivering flexible solutions and expertise, intended to help customers reduce overall product costs, improve time-to-market, introduce competitively differentiated products, and drive hardware innovations. For customer-owned designs, we augment their design teams, and utilize our proprietary design analysis tools to minimize design revisions and to achieve improved manufacturing yields. Our HPS offering includes the development of infrastructure platforms and hardware and software design solutions in collaboration with customers, managing aspects of the supply chain, manufacturing their products and providing asset management services (including IT asset disposition). Our HPS offering is an engineering-led, intellectual-property-based offering that allows us to drive hardware innovation and solutions for our customers and further broaden our value proposition by leveraging our ecosystem partners and broad range of capabilities across the product lifecycle. We continue to invest in leading-edge product roadmaps and design capabilities aligned with both market standards and emerging technologies in support of our HPS offering. We deliver both partially customized HPS products, and complete hardware platform solutions to customers in the storage, servers, and communications markets. These products and solutions are intended to help our customers reach their markets faster and enable their strategies, while reducing total costs, increasing supply chain resilience and building valuable intellectual property for their product portfolios and/or data centers. Through our collective experience with common technologies across multiple industries and product groups, we believe we provide quality and cost-focused solutions for a wide range of our customers' design needs and strategies. Revenue attributable to our HPS business has more than doubled since 2020, driven by new program wins.
We collaborate with some of our core customers' product designers in the early stages of product development, using advanced tools to enable new product ideas to progress from electrical and application-specific integrated circuit design, to simulation, physical layout and design review, all intended to ensure readiness for manufacturing. We use our design expertise to create innovative technologies and hardware product solutions, and leverage key ecosystem partners to drive both innovation and supply chain leverage. Our HPS offering encompasses advanced technology infrastructure platforms, and hardware and software design solutions that customers can tailor to their specific applications. We believe that collaboration between our customers' teams, key ecosystem partners, and our design and manufacturing groups helps to ensure that new designs are released rapidly, smoothly and cohesively into production.
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
Geographies
For each of 2020, 2021 and 2022, approximately 70% of our revenue was produced in Asia and approximately 20% of our revenue was produced in North America. Revenue produced in Canada represented 5% of revenue in 2022 (2021 — 7%; 2020 — 6%). Our property, plant and equipment in Canada represented 6% of our property, plant and equipment at December 31, 2022 (December 31, 2021 — 7%; December 31, 2020 — 8%). A listing of our principal locations is included in Item 4(D), "Information on the Company — Property, Plants and Equipment." Certain geographic information for countries with 10% or more of our external revenue, property, plant and equipment and right-of-use (ROU) assets, and intangible assets and goodwill is set forth in note 25 to the Consolidated Financial Statements in Item 18.
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
Customer Concentration and Relationship Management
We target industry-leading customers in each of our segments. Our current CCS segment customers include Amazon Fulfillment Services, Inc., Ciena Corporation, Dell Technologies, Google Inc., Hewlett-Packard Enterprise, Hewlett-Packard Inc., IBM Corporation, Juniper Networks, Inc., Meta Platforms, Inc., NEC Corporation, and Polycom, Inc. Our current ATS segment customers include Applied Materials, Inc., LAM Research and Honeywell Inc. We are focused on strengthening our relationships with strategic customers through the delivery of new and expanding end-to-end solutions.
Two customers (each in our CCS segment) individually represented 10% or more of total revenue in 2022 (11% for each customer). No customer individually represented 10% or more of total revenue in 2020 or 2021. Our top 10 customers represented 66% of total revenue for each of 2022, 2021, and 2020.
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

We have extensive capabilities across a broad range of specialized assembly, configuration and test processes. We work with a variety of substrates based on the products we build for our customers, from thin, flexible PCBs to highly complex, dense multi-layer PCBs, as well as a broad array of advanced component and attachment technologies employed in our customers' products and our own product designs. We believe that increasing demand for full-system assembly solutions continues to drive technical advancement in complex design, including power, thermal, mechanical assembly and configuration. We also develop and manufacture sub-components, such as optical modules and complex machined parts, intended to drive targeted technical advancements to support these opportunities.
Our automated electronics assembly lines are routinely refreshed with the latest generation technology, with a focus on flexible lines with quick changeover, large board capability, and small component capability. Our assembly capabilities are complemented by advanced test capabilities. The technologies we use include high-speed functional testing, optical, burn-in, vibration, radio frequency, and in-circuit and in-situ dynamic thermal cycling stress testing. Our inspection technology includes X-ray computed tomography, advanced automated optical inspection, three-dimensional paste volumetric inspection and scanning electron microscopy. We work directly with leaders in the equipment industry to optimize products and solutions or to jointly design solutions to meet the needs of our customers. We apply automation solutions for higher volume products, where possible, to help improve product quality, lower product costs, and increase manufacturing efficiencies.
Our ongoing R&D activities include the development of processes, test technologies, and hardware platform solutions, spanning core data center technologies, that can be used as-is or customized to optimize a customer's specific applications. Our HPS offering is focused on developing design solutions and subsequently managing the other aspects of the supply chain, including product manufacturing and after-market services. We focus our solutions on developing current and next-generation storage, server and communications products (in particular, elements of data centers, which include the development of complete platform solutions to reduce product costs and accelerate time to market, and which we believe will continue to grow). We work directly with our customers to understand their product roadmaps and requirements, and to develop technology solutions intended to meet their particular needs. We are proactive in developing manufacturing techniques that take advantage of the latest component, product and packaging designs. We have worked with, and have taken leadership roles in, industry and academic groups that strive to advance the state of technology in the industry. As we continue to pursue deeper relationships with our customers, and participate in additional services and revenue opportunities with them, we anticipate an increase in our spending in these areas.
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
Components and raw materials are sourced globally, with a majority of electronic components originating from Asian countries. See Item 3(D), Key Information — Risk Factors — "Our ability to successfully manage unexpected changes or risks inherent in our global operations and supply chain may adversely impact our financial performance" for a discussion of various risks related to our foreign operations. All of the products we manufacture or assemble require one or more components. In many cases, there may be only one supplier of a particular component. Some of these components could be rationed in response to supply shortages. We work with our suppliers and customers to attempt to ensure continuity in the supply of these components. In cases where unanticipated customer demand or supply shortages occur, we attempt to arrange for alternative sources of supply, where available, or defer planned production in response to the availability of the critical components. Notwithstanding these efforts, however, we experienced materials constraints from certain suppliers in recent years, driven by workforce constraints on the factories of certain of our suppliers caused by COVID-19. As we are dependent on our suppliers to prioritize their manufacturing to produce the products we need to fulfill our customer orders, these shortages caused delays in the production of customer products in both of our segments, and in combination with volatile market demand, negatively impacted our margins and led to higher-than-expected levels of inventory in recent years, and resulted in operational and materials inefficiencies and a continued backlog of orders. As global supply shortages for many electronic components continued during 2022, we have been placing purchase orders with longer-than-usual lead times (in some cases in excess of one year), in order to secure materials needed for production. As a result, combined with other supply chain management techniques and collaboration with our customers and suppliers, materials constraints did not have a material impact on our revenues or expenses during recent quarters. However, we continue to experience extended lead-times for certain components and increased levels of inventory, and supply chain constraints are expected to persist in 2023. See Item 5, "Operating and Financial Review and Prospects — MD&A — Recent Developments — Segment Environment" for a discussion of the impact of materials constraints (including due to COVID-19) on our business during recent years. See Item 3(D), Key Information — Risk Factors, "We are dependent on third parties to supply certain materials, and our results have been, and may continue to be, negatively affected by the quality, availability and cost of such materials." Although the impact of the current Russia/Ukraine conflict on our supply chain has not been significant, as some sub-tier suppliers providing raw materials such as palladium, neon gas and high-grade aluminum are partially dependent on supply from Russia/Ukraine, we will continue to closely monitor the supply availability and price fluctuations of these raw materials. While the prices of principal raw materials are generally not volatile, price increases have resulted from materials shortages and inflation in recent periods. Although we have been successful in offsetting the majority of our increased costs with increased pricing for our products and services to date, price increases resulting from such shortages and/or other factors which we cannot recover from our customers have, and may continue to, adversely impact our results of operations.
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
To minimize the risk associated with inventory, we primarily order materials and components only to the extent necessary to satisfy existing customer orders and forecasts covered by the applicable customer contract terms and conditions. However, in light of the constrained materials environment in recent periods, we have also been placing additional orders to secure supply, offset in part by the receipt of cash deposits from the relevant customers. We have implemented specific inventory management strategies with certain suppliers, such as "supplier managed inventory" (pulling inventory at the production line on an as-needed basis) and on-site stocking programs. Our initiatives in Lean and Six Sigma also focus on eliminating excess inventory throughout the supply chain. Notwithstanding the foregoing, however, as a result of demand volatility from our customers and the materials constraints from certain suppliers discussed above, we carried higher levels of inventory (and recorded higher inventory provisions) at December 31, 2022 compared to December 31, 2021.
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
Our increased research and design activities have resulted in the growth of our dependence on our patent portfolio. We have over 250 hardware and software patents that are integral to our HPS business. We anticipate that such growth (and importance) will continue as we expand this business. In addition, we currently have a limited number of other patents and patent applications pending to protect our intellectual property. Other factors significant to our proprietary rights include the knowledge and experience of management and personnel, and our ability to develop, enhance and market electronics manufacturing services.
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
The competitive landscape in our CCS segment remains aggressive, as demand growth continues to move from traditional OEMs to cloud-based and other service providers, resulting in aggressive bidding from EMS providers and increased competition from ODMs as they further penetrate these markets. As a result of the high concentration of our business in the CCS marketplace, these competitive pressures, aggressive pricing and technology-driven demand shifts, have negatively impacted, and in future periods may negatively impact, our CCS businesses. We intend to continue to monitor these dynamics and focus on cost and portfolio management, including HPS growth initiatives, in response to these factors. To enhance our competitiveness, we continue to focus on expanding our service offerings and capabilities beyond our traditional areas of EMS expertise, including expanding our HPS and after-market services offerings.
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
Our past operations and the historical operation by others of our sites may have resulted in soil and groundwater contamination on our sites, and in many jurisdictions in which we operate, environmental laws impose liability for the costs of removal, remediation or risk assessment of hazardous or toxic substances on an owner, occupier or operator of real property even if such person or company was unaware of or not responsible for the discharge or migration of such substances. From time-to-time we investigate, remediate and monitor soil and groundwater contamination at certain operating sites. We generally obtain Phase I or similar environmental assessments (which involve general inspections without soil sampling or groundwater analysis), or review assessment reports undertaken by others, for our manufacturing sites at the time of acquisition or leasing. However, such assessments may not reveal all environmental liabilities (due, for example, to limited available information about prior operations at the properties or other gaps in information at the time we acquire or lease such sites), and assessments have not been obtained for all sites. Where contamination is suspected at sites being acquired or leased, Phase II intrusive environmental assessments (that can include soil and/or groundwater testing) are usually performed. We expect to conduct Phase I or similar environmental assessments in respect of future property acquisitions or leases and intend to perform Phase II assessments where we deem it appropriate. Past environmental assessments have not revealed any environmental liability that we believe will have a material adverse effect on our operating results or financial condition, in part because of contractual retention of liability by landlords and former owners at certain sites. However, any such contractual retention of liability may not provide sufficient protection to reduce or eliminate our liability. Third‑party claims for damages or personal injury are also possible and could result in significant costs to us. If more stringent compliance or cleanup standards under environmental laws or regulations are imposed, or the results of future testing and analyses at our current or former sites indicate that we are responsible for the release of hazardous substances into the air, ground and/or water, we may be subject to additional liability. Environmental matters may arise at sites where no problem is currently known or at sites that we may acquire in the future. See Item 3(D), Key Information — Risk Factors — "Compliance with governmental laws and obligations could be costly and may negatively impact our financial performance; any failure to comply may negatively impact our financial performance."
Environmental legislation also occurs at the product level. Celestica works with its customers in connection with compliance with applicable product-level environmental legislation in the jurisdictions where products are manufactured and/or offered for use and sale by our customers.

Backlog
Our A&D business continued to be negatively impacted by materials shortages during 2022, most significantly with respect to the availability of certain high reliability electronic parts and machined components, resulting in, among other things, a continued backlog of orders.

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
Seasonality
Seasonality is reflected in the mix of products we manufacture from quarter-to-quarter. From time to time, we experience some level of seasonality in our quarterly revenue patterns across certain of our businesses. The addition of new customers has introduced different demand cycles. For example, cloud-based service providers have increased their use of products in our CCS segment in recent periods. These customers and markets are cyclically different from our traditional OEM customers, creating more volatility and unpredictability in our revenue patterns, and additional challenges with respect to the management of our working capital requirements. The pace of technological change, the frequency of customers transferring business among EMS and/or ODM competitors and the constantly changing dynamics of the global economy will also continue to impact us. As a result of these factors, the impact of new program wins or program losses or non-renewals, overall demand variability, and limited visibility in technology end markets, it is difficult to isolate the impact of seasonality on our business. Typically, revenue from our Enterprise end market has decreased in the first quarter of the year compared to the previous quarter, and then increased in the second quarter, reflecting an increase in customer demand. In addition, we typically experience our lowest overall revenue levels during the first quarter of each year. There is no assurance that this pattern will continue. See also Item 3(D), Key Information — Risk Factors — "Our revenue and operating results may vary significantly from period to period."
Controlling Shareholder Interest
Onex is our controlling shareholder with an 82.0% voting interest in Celestica. Accordingly, Onex has the ability to exercise a significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where the SVS and MVS vote together as a single class. Such matters include electing our Board and thereby influencing significant corporate transactions, including mergers, acquisitions, divestitures and financing arrangements. Gerald W. Schwartz, the Chairman of the Board and Chief Executive Officer of Onex, indirectly owns shares representing the majority of the voting rights of the shares of Onex. For further details, refer to Item 3(D), Key Information — Risk Factors — "The interest of our controlling shareholder, Onex Corporation, with an 82.0% voting interest, may conflict with the interests of other shareholders" and footnotes 2 and 3 of Item 7(A) "Major Shareholders and Related Party Transactions — Major Shareholders."
Government Regulation
Information regarding material effects of government regulations on Celestica's business is provided in the risk factors entitled "We are subject to the risk of increasing income and other taxes, tax audits and the challenges of successfully defending our tax positions, and obtaining, renewing or meeting the conditions of tax incentives and credits, any of which may adversely affect our financial performance," "Compliance with governmental laws and obligations could be costly and may negatively impact our financial performance; any failure to comply may negatively impact our financial performance," "Compliance or the failure to comply with employment laws and regulations may negatively impact our financial performance," "U.S. policies or legislation could have a material adverse effect on our business, results of operations and financial condition," and "Our business and operations could be adversely impacted by environmental, social and governance (ESG) initiatives" in Item 3(D), Key Information — Risk Factors.
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

We strive to minimize the impact of our operations on the environment by working to make our infrastructure sustainable and by reducing our greenhouse gas (GHG) emissions. Since 2009, we have published annual reports documenting our corporate social responsibility programs and environmental sustainability initiatives. We currently report in accordance with the guidance of the Global Reporting Initiative (GRI), and our most recent Sustainability Report includes disclosures aligned with the standards of the Sustainability Accounting Standards Board (SASB) and the Task Force on Climate-related Financial Disclosures (TCFD). Our most recent Sustainability Report also includes a UN Global Compact Communication on Progress. We are committed to reporting our GHG emissions annually, and have included third-party assurance of our GHG emissions in our annual report since 2013. Since 2010, we have responded to the CDP Climate Change questionnaire, which enables engagement on environmental issues worldwide. We continue to make progress on our GHG emissions reduction target, which has been approved by the Science Based Targets initiative (SBTi). As part of our sustainability strategy, we have adopted the ten (of 17) United Nations Sustainable Development Goals (SDGs) that we believe present opportunities for us to affect the greatest change. We determine this annually through our materiality assessment and during stakeholder conversations. The SDGs we have adopted reflect our commitment to diversity and inclusion, investments in our employees, continued focus on climate action and increased focus on water. We have an established Conflict Minerals Policy in accordance with Dodd-Frank. We fully support the objectives of the conflict minerals legislation, which aims to minimize violence in the Democratic Republic of Congo and adjoining countries, and expect our suppliers to provide all requested declarations.

Diversity and Inclusion

We believe in building an inclusive culture that encourages diversity of thought and attributes while allowing employees to thrive, be valued and celebrated. In our view, diversity includes, but is not limited to, gender or gender identity, race, age, ethnicity, religious or cultural background, disability, marital or family status, sexual orientation, education, skills, experiences, perspectives, language and other areas of potential difference. In furtherance of these beliefs, we have adopted a Diversity and Inclusion Policy, under which we are committed to providing a work environment in which everyone feels accepted and valued, by being treated fairly and with respect across the enterprise. We seek to listen, learn and understand from our employees, through whom we continuously strive to improve our culture of inclusivity.

In furtherance of the foregoing, we maintain both a Diversity and Inclusion Steering Committee (D&I Steering Committee) and a Diversity and Inclusion Committee (D&I Committee). The D&I Steering Committee, which is comprised of members of senior management and co-chaired by our Chief Executive Officer and Chief Human Resources Officer, oversees diversity and inclusion at Celestica and seeks to ensure that diversity and inclusion are incorporated into our culture, workplace and talent practices. The D&I Committee is responsible for developing and promoting diversity and inclusion initiatives. We have also appointed a Diversity and Inclusion Leader to drive Celestica's diversity and inclusion strategy. Management periodically updates the Human Resources and Compensation Committee on the Corporation's progress towards its diversity and inclusion objectives.

Some of the key diversity and inclusions initiatives undertaken by Celestica in 2022 include:

•launch of "Leading Inclusively" training to our global leaders in order to raise awareness of the importance of inclusion, awareness of bias and micro-aggression, and how leaders can create a more inclusive environment;
•diversity and inclusion training programs for all people leaders and employees;
•held our second consecutive "Celestica Day for Diversity and Inclusion Awareness" to highlight the value of equity and reveal issues of inequity that may be unnoticed and unaddressed, understand diverse teams, cultural differences to develop intercultural fluency, spark ways of thinking about inclusion within Celestica and reinforce the value of diverse teams in the workplace; and
•expanded our employee-led employee resource groups to five (Celestica Women's Network, Celestica Black Employee Network, Celestica Pride Network, Celestica Indigenous Affinity Group and Celestica Net Gen) each of which is championed by a member of senior management.

During 2022, our Chief Executive Officer and executive leadership team considered the ways in which, as a leadership team, they could drive meaningful impact in the area of diversity and inclusion at Celestica. They set goals for 2023 and beyond, including a long-term objective to strengthen diversity in our workforce, and agreed to take visible leadership roles in our diversity and inclusion initiatives.

Board diversity, particularly gender diversity, has been a priority area for the Board. During 2022, we were focused on supporting thoughtful Board renewal and promoting Board diversity, with a particular emphasis on appointing additional women. With our appointment of Françoise Colpron and Jill Kale to our Board, effective October 1, 2022 and December 1, 2022, respectively, we fulfilled our commitment to achieve 30% target representation of women on the Board at or prior to our 2023 Annual Meeting of Shareholders (2023 Meeting). The Board's goal is to maintain 30% women on the Board.

In January 2023, the Nominating and Corporate Governance Committee reviewed our Board Diversity Policy and updated it to include a goal of maintaining a Board composition in which at least 30% of the Board identify as women and at least one Board member identifies as an Indigenous person, is a member of a visible minority, has a disability, or is LGBTQ+. When identifying candidates for election or appointment to the Board of Directors, the Board and its Nominating and Corporate Governance Committee will:

•consider candidates who are qualified based on a balance of skills, background, experience and knowledge;
•take into account diversity considerations such as age, geographical representation from the regions in which Celestica operates, and representation from underrepresented groups;
•ensure that diverse candidates are brought forth for consideration;
•ensure that the initial candidate list is comprised of no less than 50% people who identify as women; and
•periodically review recruitment and selection protocols to ensure diversity remains an important component of the Board.

The Board believes that the composition and number of director nominees will allow the Board to perform effectively and act in the best interests of the Company and its stakeholders, and we further believe the Board is successfully addressing diversity.

Three of the ten director nominees at our upcoming 2023 Meeting self-identify as women (30%). Three other director nominees self-identify as members of visible minorities (30%), while no director nominees self-identify as Indigenous peoples, persons with disabilities or LGBTQ+.

COVID-19 Oversight

We maintain robust disaster recovery plans to identify, prevent and respond to crisis situations. As each crisis is situational, our framework is adaptable. Management updates the Board in identifying, monitoring and mitigating risks to the business and the Board monitors the implementation of appropriate systems to manage such risks.

The Board continues to receive regular updates concerning the impact of and our response to the COVID-19 pandemic. These updates focus on the supply chain interruptions caused by the pandemic, employee safety and protective measures, disruptions to our plant operations, and supply chain resilience. The Board expects to continue to receive information from management relating to the effects of the pandemic on the Company, its operations and employees on a regular basis for the foreseeable future.

Employee Engagement

At Celestica, we know our success depends on our talented people and their commitment to excellence. We believe employee engagement is crucial for employee performance and productivity, and strong business outcomes. We therefore continually strive to enhance employee engagement to ensure that we continue to attract and retain talent. Since our last employee engagement survey conducted in 2021, we believe that we have made solid progress in shaping our employee culture and strengthening employee engagement and experience across our sites, locations and functions. Engagement activities conducted in 2022 include:

•    diversity and inclusion training programs for employees and people leaders;
•    a formalized mentorship program and enhanced leadership training;
•    an enhanced Women In Action program;
•    education, training and meeting guidelines for people leaders to create a safe, respectful and inclusive environment where employees feel valued and are encouraged to engage in open dialogue;
•    deployment of employee focus groups across all regions;
•    launch of an "Employee Value Proposition" based on employee input on their experience and what they value about working at Celestica; and
•    establishment of "Grow Together" talent programs to support ongoing talent development emphasizing growth opportunities for employees by providing specialized speaking events aligned to Celestica's culture and overall topics of interest, leadership academies and modernized online learning experiences.

Celestica's rewards and recognition programs acknowledge employees who are achieving business results by living our brand and values, and embracing the characteristics of our Leadership Imperatives. We encourage business and people leaders to acknowledge individual and team success in quarterly town halls, and in more formal ways through our Bravo! and Ignition Awards programs. Acknowledging the challenges presented by the lack of in-person connection as a result of the pandemic, we continually look for ways to reward our employees with virtual recognitions.

We believe that employee engagement and well-being is strengthened through healthy, supportive and safe workplaces. Globally, we have established a framework whereby all sites are required to measure and report on their environmental, health and safety performance regularly. As we prepare to measure employee engagement and gather employee feedback on what we are doing well and where there are opportunities to do more, we intend to launch our next global employee engagement survey in 2023, which will include both engagement and diversity and inclusion related questions.

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

United Way is a federated network of 69 local United Way Centraide offices serving more than 5,000 communities across Canada, each registered as its own non-profit organization. In 2022, Celestica's annual United Way fundraising campaign raised C$170,000 plus a match of C$85,000 for a total of C$255,000, which brings Celestica's lifetime fundraising amount to C$12.5 million.

Ethical Labor Practices

We maintain a Business Conduct Governance (BCG) Policy, which outlines the ethics and practices we consider necessary for a positive working environment, as well as the high legal and ethical standards to which our employees are held accountable. 100% of our employees have completed BCG Policy training, and we certify to the BCG policy on an annual basis. Our BCG Policy is available on our website: www.celestica.com (information on our website is not incorporated by reference into this Annual Report).
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

C.    Organizational Structure
Onex, an Ontario corporation, is the Corporation's controlling shareholder with an 82.0% voting interest in Celestica (via its direct and indirect beneficial ownership of approximately 18.6 million (100%) of the Corporation's MVS, and approximately 0.4 million of the Corporation's SVS). Gerald W. Schwartz is the Chairman of the Board and Chief Executive Officer of Onex, and indirectly owns multiple voting shares of Onex representing the majority of the voting rights of the shares of Onex (also see footnotes 2 and 3 to the Major Shareholders Table in Item 7(A) below).
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
Celestica (Thailand) Limited, a Thailand corporation;
Celestica (USA) Inc., a Delaware, U.S. corporation;
2480333 Ontario Inc., an Ontario, Canada corporation;
Celestica Holdings Pte Limited, a Singapore corporation; and
PCI Private Limited, a Singapore corporation.

D.    Property, Plants and Equipment

The following table summarizes our principal owned and leased properties as of February 21, 2023. These sites are used to provide manufacturing services and solutions, including the manufacture of PCBs, assembly and configuration of final systems, complex mechanical assembly, precision machining, as well as other related services and customer support activities, including design and development, warehousing, distribution, fulfillment and after-market services, with a total of approximately 7.2 million square feet of productive capacity.

Major locations	Square Footage(1)	Segment	Owned/Leased	Lease Expiration Dates

Canada (2)(3)	341	ATS/CCS	Leased	between 2025 and 2028
Arizona	111	ATS	Leased	2027
California(3)	198	ATS/CCS	Leased	between 2023 and 2027
China(3)(4)	983	ATS/CCS	Owned/Leased	between 2023 and 2056
India	5	CCS	Leased	2024
Indonesia(3)(4)	266	ATS	Owned/Leased	between 2023 and 2028
Ireland(3)	104	ATS/CCS	Leased	between 2024 and 2030
Japan(3)	594	ATS/CCS	Owned/Leased	2023
Laos	121	CCS	Leased	between 2023 and 2024
Malaysia(3)(4)(5)	1,451	ATS/CCS	Owned/Leased	between 2023 and 2060
Massachusetts(5)	60	ATS	Owned	N/A
Minnesota(3)	116	ATS/CCS	Leased	between 2024 and 2032
Mexico(3)	731	ATS/CCS	Leased	between 2023 and 2032
Oregon(3)	240	ATS	Leased	2026
Romania	252	ATS/CCS	Owned	N/A
Singapore(3)(4)	171	ATS/CCS	Owned/Leased	between 2023 and 2053
South Korea(3)	207	ATS	Owned/Leased	2026
Spain	109	ATS	Owned	N/A
Texas(6)	153	CCS	Leased	2032
Thailand(3)(4)	982	ATS/CCS	Owned/Leased	between 2023 and 2048
(1)Represents estimated square footage (in thousands) being used.
(2)We entered into a 10-year lease with the purchaser of our former Toronto real property for our then-anticipated corporate headquarters. However, as the commencement (and termination) date for this lease has not yet been established, such lease is not included in this table. See Item 5, "Operating and Financial Review and Prospects — MD&A — Liquidity — Cash requirements — Contractual Obligations."
(3)Represents multiple locations.
(4)With respect to these locations, the land is leased, and the buildings are either owned or leased by us.
(5)Owned real properties at these locations are pledged as security under our credit facility.
(6)We are committed to leasing additional space at this site starting April 2027. See Item 5, "Operating and Financial Review and Prospects — MD&A — Liquidity — Cash requirements — Contractual Obligations."

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

Item 5.    Operating and Financial Review and Prospects

CELESTICA INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

The following Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) should be read in conjunction with our 2022 audited consolidated financial statements (2022 AFS), which we prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Unless otherwise noted, all dollar amounts are expressed in United States (U.S.) dollars. The information in this discussion is provided as of February 21, 2023 unless we indicate otherwise. As used herein, "Q1," "Q2," "Q3," and "Q4" followed by a year refers to the first quarter, second quarter, third quarter and fourth quarter of such year, respectively.

Certain statements contained in this MD&A constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (U.S. Exchange Act), and contain forward-looking information within the meaning of Canadian securities laws. Such forward-looking information includes, without limitation, statements related to: potential adverse impacts resulting from coronavirus disease 2019 and related mutations (COVID-19); our priorities, intended areas of focus, targets, objectives, and goals; trends in the electronics manufacturing services (EMS) industry and our segments (and/or their constituent businesses) and their anticipated impact; the anticipated impact of current market conditions on each of our segments (and/or their constituent businesses) and near term expectations; potential restructuring and divestiture actions; our anticipated financial and/or operating results and outlook; our expectations with respect to insurance recoveries for tangible losses in connection with a recent fire at our Batam facility in Indonesia (Batam Fire); our strategies; our credit risk; the potential impact of acquisitions, or program wins, transfers, losses or disengagements; materials, component and supply chain constraints; shipping delays; anticipated expenses, capital expenditures, other working capital requirements and contractual obligations (and intended methods of funding such items); the impact of our price reductions and longer payment terms; our intended repatriation of certain undistributed earnings from foreign subsidiaries (and amounts we do not intend to repatriate in the foreseeable future); the potential impact of international tax reform; the potential impact of tax and litigation outcomes; our ability to use certain tax losses; intended investments in our business; the potential impact of the pace of technological changes, customer outsourcing, program transfers, and the global economic environment; the intended method of funding subordinate voting share (SVS) repurchases and our restructuring provision; the impact of our outstanding indebtedness; liquidity and the sufficiency of our capital resources; financial statement estimates and assumptions; interest rates and expense; the potential adverse impacts of events outside of our control (including those described in "External Factors that May Impact our Business" below) (External Events); mandatory prepayments under our credit facility; our compliance with covenants under our credit facility; refinancing debt at maturity; income tax incentives; accounts payable cash flow levels; expectations with respect to cash generating units with goodwill; pension plan funding requirements and obligations; and accounts receivable sales. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “continues,” “project,” “target,” “goal,” “potential,” “possible,” “contemplate,” “seek,” or similar expressions, or may employ such future or conditional verbs as “may,” “might,” “will,” “could,” “should,” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and for forward-looking information under applicable Canadian securities laws.

Forward-looking statements are provided to assist readers in understanding management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, risks related to: customer and segment concentration; challenges of replacing revenue from completed, lost or non-renewed programs or customer disengagements; managing our business during uncertain market, political and economic conditions, including among others, global inflation and/or recession, and geopolitical and other risks associated with our international operations, including military actions, protectionism and reactive countermeasures, economic or other sanctions or trade barriers, including in relation to the Russia/Ukraine conflict; managing changes in customer demand; our customers' ability to compete and succeed using our products and services; delays in the delivery and availability of components, services and/or materials, as well as their costs and quality; our inventory levels and practices; the cyclical and volatile nature of our semiconductor business; changes in our mix of customers and/or the types of products or services we provide, including negative impacts of higher concentrations of lower margin programs; price, margin pressures, and other competitive factors and adverse market conditions affecting, and the highly competitive nature of, the EMS and original design manufacturer (ODM) industries in general and our segments in particular (including the risk that anticipated market conditions do not materialize); challenges associated with new customers or programs, or the provision of new services; interest rate fluctuations; rising commodity, materials and component costs as well as rising labor costs and changing labor conditions; changes in U.S. policies or legislation; customer relationships with emerging companies; recruiting or retaining skilled talent; our ability to adequately protect intellectual property and confidential information; the variability of revenue and operating results; unanticipated disruptions to our cash flows; deterioration in financial markets or the macro-economic environment, including as a result of global inflation and/or recession; maintaining sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities; the expansion or consolidation of our operations; the inability to maintain adequate utilization of our workforce; integrating and achieving the anticipated benefits from acquisitions and "operate-in-place" arrangements; execution and/or quality issues (including our ability to successfully resolve these challenges); non-performance by counterparties; negative impacts on our business resulting from any significant uses of cash, securities issuances, and/or additional increases in third-party indebtedness (including as a result of an inability to sell desired amounts under our uncommitted accounts receivable sales program or supplier financing programs); disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of External Events; defects or deficiencies in our products, services or designs; volatility in the commercial aerospace industry; compliance with customer-driven policies and standards, and third-party certification requirements; negative impacts on our business resulting from our third-party indebtedness; the scope, duration and impact of the COVID-19 pandemic and materials constraints; declines in U.S. and other government budgets, changes in government spending or budgetary priorities, or delays in contract awards; failure of the U.S. federal government to manage its fiscal matters or to raise or further suspend the debt ceiling, and changes in the amount of U.S. federal debt; the military conflict between Russia and Ukraine; changes to our operating model; foreign currency volatility; our global operations and supply chain; competitive bid selection processes; our dependence on industries affected by rapid technological change; rapidly evolving and changing technologies, and changes in our customers' business or outsourcing strategies; increasing taxes (including as a result of global tax reform), tax audits, and challenges of defending our tax positions; obtaining, renewing or meeting the conditions of tax incentives and credits; the management of our information technology systems, and the fact that while we have not been materially impacted by computer viruses, malware, ransomware, hacking incidents or outages, we have been (and may in the future be) the target of such events; the impact of our restructuring actions and/or productivity initiatives, including a failure to achieve anticipated benefits therefrom; the incurrence of future restructuring charges, impairment charges, other unrecovered write-downs of assets (including inventory) or operating losses; the inability to prevent or detect all errors or fraud; compliance with applicable laws and regulations; our pension and other benefit plan obligations; changes in accounting judgments, estimates and assumptions; our ability to maintain compliance with applicable credit facility covenants; the discontinuation of LIBOR; our entry into a total return swap agreement; our ability to refinance our indebtedness from time to time; our credit rating; the interest of our controlling shareholder; current or future litigation, governmental actions, and/or changes in legislation or accounting standards; volatility in our stock price; the impermissibility of SVS repurchases, or a determination not to repurchase SVS, under any normal course issuer bid (NCIB); potential unenforceability of judgments; negative publicity; the impact of climate change; and our ability to achieve our environmental, social and governance (ESG) targets and goals, including with respect to climate change and greenhouse gas emissions reduction. The foregoing and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including in this MD&A, our most recent Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission (SEC), and as applicable, the Canadian Securities Administrators.

Our forward-looking statements are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include: continued growth in our end markets; growth in manufacturing outsourcing from customers in diversified markets; no significant unforeseen negative impacts to our operations; no unforeseen materials price increases, margin pressures, or other competitive factors affecting the EMS or ODM industries in general or our segments in particular, as well as those related to the following: the scope and duration of materials constraints (i.e., that they do not materially worsen) and the COVID-19 pandemic, and their impact on our sites, customers and suppliers; our ability to fully recover our tangible losses caused by the Batam Fire through insurance claims; fluctuation of production schedules from our customers in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success of our customers' products; our ability to retain programs and customers; the stability of currency exchange rates; supplier performance and quality, pricing and terms; compliance by third parties with their contractual obligations; the costs and availability of components, materials, services, equipment, labor, energy and transportation; that our customers will retain liability for product/component tariffs and countermeasures; global tax legislation changes; our ability to keep pace with rapidly changing technological developments; the timing, execution and effect of restructuring actions; the successful resolution of quality issues that arise from time to time; the components of our leverage ratio (as defined in our credit facility); our ability to successfully diversify our customer base and develop new capabilities; the availability of capital resources for, and the permissibility under our credit facility of, repurchases of outstanding SVS under our current NCIB, and compliance with applicable laws and regulations pertaining to NCIBs; compliance with applicable credit facility covenants; anticipated demand levels across our businesses; the impact of anticipated market conditions on our businesses; that global inflation and/or recession will not have a material impact on our revenues or expenses; our ability to achieve the expected long-term benefits from our PCI Private Limited (PCI) acquisition; and our maintenance of sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities. Although management believes its assumptions to be reasonable under current circumstances, they may prove to be inaccurate, which could cause actual results to differ materially (and adversely) from those that would have been achieved had such assumptions been accurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Overview

Celestica's business:

We deliver innovative supply chain solutions globally to customers in two operating and reportable segments: Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Our ATS segment consists of our ATS end market, and is comprised of our Aerospace and Defense (A&D), Industrial, HealthTech, and Capital Equipment businesses. Our CCS segment consists of our Communications and Enterprise (servers and storage) end markets. Additional information regarding our reportable segments is included in note 25 to the 2022 AFS.

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

We offer a comprehensive range of product manufacturing and related supply chain services to customers in both of our segments, including design and development, new product introduction, engineering services, component sourcing, electronics manufacturing and assembly, testing, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics, asset management, product licensing, and after-market repair and return services. Our Hardware Platform Solutions (HPS) offering (within our CCS segment) includes the development of infrastructure platforms, hardware and software design solutions and services that can be used as-is, or customized for specific applications in collaboration with our customers, and management of program design and aspects of the supply chain, manufacturing, and after-market support.

Products and services in our ATS segment are extensive and are often more regulated than in our CCS segment, and can include the following: government-certified and highly-specialized manufacturing, electronic and enclosure-related services for A&D customers; high-precision semiconductor and display equipment and integrated subsystems; a wide range of industrial automation, controls, test and measurement devices; engineering-focused engagements, including full product development in the areas of telematics, human machine interface, Internet-of-Things and embedded systems; advanced solutions for surgical instruments, diagnostic imaging and patient monitoring; and efficiency products to help manage and monitor the energy and power industries. Our ATS segment businesses typically have higher margin profiles and margin volatility, higher working capital requirements, and longer product life cycles than the businesses in our CCS segment.

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

Overview of business environment:

The EMS industry is highly competitive. Demand can be volatile from period to period, and aggressive pricing is a common business dynamic. Customers may shift production between EMS providers for a variety of reasons, including changes in demand for their products, pricing concessions, more favorable terms and conditions, execution or quality issues, their preference or need to modify or consolidate their supply chain capacity or change their supply chain partners, tax benefits, new trade and/or export policies or legislation, or consolidation among customers. Customers may also change the amount of business they outsource, or the concentration or location of their EMS suppliers. As a result, customer and segment revenue and mix, as well as overall profitability, are difficult to forecast. The loss of one or more major customers could have a material adverse effect on our operating results, financial position and cash flows.

    Managing our operations is complex, and our financial results often fluctuate, in each case as a result of, among other factors, product lifecycles in the markets we serve, production lead times required by our customers, our ability to secure materials and components, our ability to manage staffing and talent dynamics, rapid shifts in technology, model obsolescence, commoditization of certain products, the emergence of new business models, shifting patterns of demand, the proliferation of software-defined technologies enabling the disaggregation of software and hardware, product oversupply, changing supply chains and customer supply chain requirements, and the build-up by customers of inventory buffers. For example, the shift from traditional network infrastructures to highly virtualized and cloud-based environments, and declines in end-market demand for proprietary systems in favor of open systems with standardized technologies in recent periods, have adversely impacted some of our traditional CCS segment customers, and favorably impacted our service provider customers and our HPS business. Although operational challenges as a result of global supply chain constraints and periodic COVID-19-related regional lockdowns and workforce constraints were not material to our revenues or expenses in recent quarters, they may be again in future periods, as such supply chain constraints remain a risk to us in the near term, and COVID-19-related lockdowns and workforce constraints continue to occur (see "External Factors that May Impact our Business" below). Our A&D business experienced reduced demand in prior periods resulting from the impact of COVID-19, but is currently experiencing growth (see "Recent Developments — Segment Environment" below).

Capacity utilization, customer mix and the types of products and services we provide are important factors affecting our financial performance. The number of sites, the location of qualified personnel, the manufacturing and engineering capacity and network, and the mix of business through that capacity are also vital considerations for EMS and original design manufacturing (ODM) providers in terms of generating appropriate returns. Because the EMS industry is working capital intensive, we believe that non-IFRS adjusted return on invested capital, which is primarily based on non-IFRS operating earnings (each discussed in "Non-IFRS Financial Measures" below) and investments in working capital and equipment, is an important metric for measuring an EMS provider's financial performance.

See "Recent Developments" and "External Factors that May Impact our Business" below for a discussion of certain factors, including COVID-19 and the impact of global supply chain constraints, that have (and/or may in the future), adversely impact our business.
Recent Developments
Segment Environment:
ATS Segment
    ATS segment revenue for 2022 increased 29% ($0.7 billion) to $3.0 billion compared to $2.3 billion in 2021. The increase was driven by the strong performance of most of our ATS businesses, supported by solid demand, new program ramps, and improved availability of materials. As a result of our strategic diversification and exposure to markets with anticipated industry tailwinds, we expect strong growth fundamentals in our ATS segment to continue in 2023.

ATS segment margin increased to 4.7% for 2022 compared to 4.5% for 2021, driven by improved profitability across our ATS businesses as a result of higher volumes and maturing program ramps.

Our Industrial business achieved 24% organic revenue growth in 2022 compared to 2021, and sequential improvement in each quarter throughout the year. In addition, PCI performed well, exceeding our year-one synergy targets. We expect continued revenue growth in our Industrial business in 2023, with approximately 75% of such growth anticipated to come from green energy programs.

Our Capital Equipment business had a solid 2022, driven by market demand, market share gains and strong operational execution. Although we expect Capital Equipment revenues to decrease slightly in 2023 compared to 2022 as a result of anticipated declines in demand from the Wafer Fabrication and memory markets, we anticipate that our existing business mix, market share gains and new programs wins will enable us to outperform broader market expectations.

Our A&D business showed solid demand recovery in 2022, achieving sequential improvement in each quarter of the year, and low double-digit annual revenue growth. In our commercial aerospace business, we expect continued normalization of commercial air traffic towards pre-COVID-19 levels throughout 2023. Revenue in our defense business achieved low double-digit growth in 2022, and is expected to maintain its solid trajectory in 2023, supported by increased military spending and investments in equipment modernization from European and North American governments amid rising geopolitical tensions.

Our HealthTech business is experiencing strong demand growth. Due to the nature of demand for health care goods and services, we believe that our HealthTech business is less sensitive to recessionary pressures than certain other businesses in our portfolio. We anticipate year-over-year revenue growth in this business in 2023, supported by new project ramps in surgical, imaging and patient monitoring devices.

In general, we continue to pursue new customers and invest in our ATS segment to expand our market share, to diversify our end market mix, and to enhance and add new technologies and capabilities to our offerings.
CCS Segment
CCS segment revenue for 2022 increased 29% ($1.0 billion) to $4.3 billion compared to $3.3 billion in 2021, driven by strength in both our Communications and Enterprise end markets. Communications end market revenue increased due to improved materials availability and growth of our HPS business. Our HPS business revenue for 2022 increased 59% compared to 2021, supported by substantial capital investments in data center expansion by our service provider customers, as well as market share gains from ODMs. Enterprise end market revenue increased primarily due to new program ramps. We expect our HPS business and Enterprise end market revenues to grow at more moderate levels in 2023.

CCS segment margin improved to 5.1% in 2022 compared to 3.9% in 2021, primarily driven by improved leverage from higher volumes and improved mix due to growth in our HPS business.

Operational Impacts

Global supply chain constraints (including as a result of COVID-19) continue to impact our business, resulting in extended lead times for certain components, and impacting the availability of materials required to support customer programs. However, our advanced planning processes, supply chain management, and collaboration with our customers and suppliers helped to substantially mitigate the impact of these constraints on our revenue during most of 2022. While we have incorporated these dynamics into our financial guidance to the best of our ability, their adverse impact (in terms of duration and severity) cannot be estimated with certainty, and may be materially in excess of our expectations. As some sub-tier suppliers providing raw materials such as palladium, neon gas and high-grade aluminum are partially dependent on supply from Russia/Ukraine, we will continue to monitor the supply availability and price fluctuations of these raw materials. However, the impact of the current Russia/Ukraine conflict on our supply chain has not been significant.

As a result of resurgences of COVID-19 outbreaks, governments of various jurisdictions, including China, from time-to-time mandate periodic lockdowns or workforce constraints (collectively, Workforce Constraints). Although these Workforce Constraints present a challenge to our business performance when in force, due to effective resource management and planning, we have been able to largely mitigate the impact of these actions in recent periods, including staffing shortages, shift reductions and/or temporary shutdowns, on our manufacturing capacity and our revenues. However, further sustained Workforce Constraints would have an adverse impact on our operations and financial results.

As a result of supply chain constraints that prevented us from fulfilling customer orders, we had adverse revenue impacts of approximately $17 million in 2022, all within Q1 2022 and all within our ATS segment (2021 — approximately $127 million (approximately $73 million within our ATS segment, and approximately $54 million within our CCS segment); 2020 — $81 million, including Workforce Constraints (approximately $23 million within our ATS segment, and approximately $58 million within our CCS segment)).

As a result of supply chain constraints, Workforce Constraints and COVID-19-related expenses, we incurred approximately $4 million of Constraint Costs1 in 2022, all within Q1 2022 (2021 — approximately $32 million; 2020 — approximately $37 million). Constraint Costs in 2021 and 2020 were partially offset by $11 million and $34 million of COVID-19-related government subsidies, grants and/or credits (COVID Subsidies, described in note 23 to the 2022 AFS), respectively, and $1 million and $3 million of COVID-19-related customer recoveries (Customer Recoveries), respectively. No COVID Subsidies or Customer Recoveries were recognized in 2022.

Future Uncertainties:

Global supply chain constraints and the COVID-19 pandemic have impacted (and may in the future impact) our operations and have created (and may continue to create) unpredictable reductions or increases in demand for our services. In addition, the ability of our employees to work may be significantly impacted by individuals contracting or being exposed to COVID-19. While we continue to follow the requirements of governmental authorities and take preventative and protective measures to prioritize the safety of our employees, these measures may not be successful, and we may be required to temporarily close facilities or take other measures. If factory closures or significant reductions in capacity utilization occur, we would incur additional inefficiencies and direct costs, and may also lose revenue. If our suppliers experience additional closures or reductions in their capacity utilization levels (as a result of COVID-19 or otherwise), we may have further difficulty sourcing materials necessary to fulfill production requirements, especially in an already constrained materials environment. A material adverse effect on our employees, customers, suppliers and/or logistics providers could have a material adverse effect on us.

The ultimate magnitude of the impact of global supply chain constraints and COVID-19 on our business will depend on future developments which cannot currently be predicted, including the speed at which our suppliers and logistics providers can return to and/or maintain full production, the impact of supplier prioritization of backlog, infection resurgences, government responses, and the status of labor shortages. As a result, we cannot currently estimate the overall severity or duration of the impact of these matters, which may be material. While we have been successful in largely mitigating the impact of supply constraints and COVID-19 on our productivity, and are currently operating at pre-COVID-19 production capacity, the continued spread, resurgence and mutation of the virus may make our mitigation efforts more challenging. Even after these issues have subsided, we may experience significant adverse impacts to our businesses as a result of their global economic impact, including any related recession, as well as lingering impacts on our suppliers, third-party service providers and/or customers (including movement of production in-country, particularly in North America, to decrease global exposures). Also see Item 3(D), Key Information — Risk Factors, "The effect of COVID-19 on our operations and the operations of our customers, suppliers and logistics providers has had, and may in the future have, a material and adverse impact on our financial condition and results of operations" and "We are dependent on third-parties to supply certain materials, and our results have been, and may continue to be, negatively affected by the quality, availability and cost of such materials" of our Annual Report on Form 20-F for the year ended December 31, 2022 (2022 Annual Report), of which this MD&A is a part.

Restructuring Update:

We recorded $8.4 million in restructuring charges during 2022. Our restructuring activities consisted primarily of actions to adjust our cost base to address reduced levels of demand in certain of our businesses and geographies.

Subordinate Voting Share (SVS) Repurchases:

On December 8, 2022, the Toronto Stock Exchange accepted our notice to launch a new normal course issuer bid (NCIB). This NCIB (2022 NCIB) allows us to repurchase, at our discretion, from December 13, 2022 until the earlier of December 12, 2023 or the completion of purchases thereunder, up to approximately 8.8 million SVS in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. The maximum number of SVS we are permitted to repurchase for cancellation under the NCIB will be reduced by the number of SVS we arrange to be purchased by any non-independent broker in the open market during the term of the NCIB to satisfy delivery obligations under our stock-based compensation (SBC) plans. From the commencement of the 2022 NCIB through February 21, 2023, we paid a total of $8.4 million (including transaction fees) to repurchase 0.7 million SVS, at a weighted average price of $12.53 per share, for cancellation.

1 Constraint Costs consist of both direct and indirect costs, including manufacturing inefficiencies related to lost revenue due to our inability to secure materials, idled labor costs, and incremental costs for labor, expedite fees and freight premiums, cleaning supplies, personal protective equipment, and IT related services to support our work-from-home arrangements.

During 2022, we paid an aggregate of $34.6 million (including transaction fees) to repurchase a total of 3.4 million SVS for cancellation under the 2022 NCIB and a previous NCIB (2021 NCIB), at a weighted average price of $10.45 per share. We also paid an aggregate of $44.9 million in 2022 to purchase 3.9 million SVS in the open market through an independent broker during the term of the 2021 NCIB for delivery obligations under our SBC plans. No SVS were purchased in 2022 in the open market during the term of the 2022 NCIB for such purpose.

See note 12 to our 2022 AFS for details regarding automatic share purchase plans (ASPPs) we entered into in 2022 and 2021, and SVS purchases made thereunder.

New Board Members:

As previously announced, Françoise Colpron and Jill Kale have been appointed to our Board of Directors, effective October 1, 2022 and December 1, 2022, respectively.

Operating Goals and Priorities
    Our current operating goals and priorities are set forth below.
    Evolving our Revenue Portfolio — To evolve our revenue portfolio, we intend to continue to focus on: (i) pursuing more diversified revenue, (ii) driving sustainable, profitable revenue growth, (iii) growing our aggregate ATS segment and HPS business revenue organically by an average of 10% per year over the long term, (iv) supplementing our organic growth with disciplined and targeted acquisitions intended to expand capabilities, and (v) optimizing our portfolio to drive more consistent returns and profitability.

    Margins and Non-IFRS adjusted EPS* — We intend to continue to focus on improvements to our segment margins†, non-IFRS operating margin*, and non-IFRS adjusted EPS*.

The duration and impact of global supply constraints, the COVID-19 pandemic, and other industry market conditions are not within our control, and may therefore impact our ability to achieve the foregoing goals. See "Recent Developments" above.

    Balanced Approach to Capital Allocation — We are focused on maintaining a strong balance sheet, generating non-IFRS adjusted free cash flow* and balancing our debt and capital levels, while maintaining optimal financial flexibility. In terms of capital allocation, our goal is to: (i) return approximately 50% of non-IFRS adjusted free cash flow* to shareholders annually, on average and when permitted, over the long term, (ii) generally invest 1.5% to 2.0% of annual revenue in capital expenditures to support our organic growth, and (iii) pursue potential strategic acquisitions as part of a disciplined capital allocation framework.

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
* Non-IFRS operating margin, non-IFRS adjusted EPS (each a ratio based on a non-IFRS financial measure), and non-IFRS adjusted free cash flow are non-IFRS financial measures without standardized meanings, and may not be comparable to similar measures presented by other companies. See "Non-IFRS Financial Measures" below for the definitions and uses of these non-IFRS financial measures, and a reconciliation of these non-IFRS financial measures to the most directly-comparable financial measures determined under IFRS for specified periods. We do not provide reconciliations for forward-looking non-IFRS financial measures, as we are unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort.

Our Strategy
    We remain committed to making the investments we believe are required to support our long-term objectives and to create shareholder value, while simultaneously managing our costs and resources to maximize our efficiency and productivity. Within both of our segments, we are focused on: increasing penetration in our end markets; diversifying our customer mix and product portfolios, including increasing design and development, engineering, and after-market services (higher value-added services); and diversifying our capabilities. The costs of investments that we deem desirable may be prohibitive, however, and therefore prevent us from achieving our diversification objectives. In addition, the ramping activities associated with investments that we do make may be significant and could negatively impact our margins in the short and medium term. To counteract these factors, we continue to invest in and deploy automation and digital factory solutions and capabilities throughout our network to improve quality and productivity. The focus and scale of our Celestica Operating System, which standardizes best practices and processes across our network, continued to drive operational optimization and improved supply chain resiliency during 2022. Our recent productivity initiatives and related restructuring actions were also intended to further streamline our business and increase operational efficiencies.
    As part of our growth efforts, we have recently undertaken investments to expand our footprint at certain of our U.S., Southeast Asia and Mexico facilities, in order to support new programs. We also established a software design center of excellence in Chennai, India, further increasing the breadth of HPS offerings available to our customers.
    As we expand our business, open new sites, or transfer business within our network to accommodate growth or achieve synergies and supply chain resilience, we may encounter difficulties that result in higher than expected costs associated with such activities. Potential difficulties related to such activities are described in Item 3(D), Key Information — Risk Factors, "We may encounter difficulties expanding or consolidating our operations or introducing new competencies or new offerings, which could adversely affect our operating results" of our 2022 Annual Report, of which this MD&A is a part. Any such difficulties could prevent us from realizing the anticipated benefits of growth in our business, including in new markets or technologies, which could materially adversely affect our business and operating results.

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

External Factors that May Impact our Business

External factors that could adversely impact our industry and/or business include government legislation, regulations, or policies, supplier or customer financial difficulties, natural disasters, fires and related disruptions, political instability, increased political tension between countries (including threats of retaliatory action from the Chinese government due to recent tensions between the U.S. and China), geopolitical dynamics, terrorism, armed conflict (including the Russia/Ukraine conflict), labor or social unrest, criminal activity, cybersecurity incidents, unusually adverse weather conditions (including those caused by climate change), such as hurricanes, tornados, other extreme storms, wildfires, droughts and floods, disease or illness that affects local, national or international economies, and other risks present in the jurisdictions in which we, our customers, our suppliers, and/or our logistics partners operate. These types of events could disrupt operations at one or more of our sites or those of our customers, component suppliers and/or our logistics partners. These events could also lead to higher costs or supply shortages and may disrupt the delivery of components to us, or our ability to provide finished products or services to our customers, any of which could (and in the case of COVID-19 and materials constraints, have in the past and may in the future) have a material negative impact on our operating results. The impact of the current Russia/Ukraine conflict on our supply chain has not been significant. See "Recent Developments — Segment Environment" above for a discussion of the impact of materials constraints and COVID-19 on our business during 2022, as well as potential future impacts.

Inflationary pressures could adversely impact our financial results by increasing costs for labor and materials. Our operating costs have increased, and may continue to increase, due to the recent growth in inflation due to, among other things, the continuing impacts of the pandemic, the Russia/Ukraine conflict and related international response, and the uncertain economic environment. Although we have been successful in offsetting the majority of our increased costs with increased pricing for our products and services to date, we cannot assure continued success in this regard, and unrecovered increased operating costs in future periods would adversely impact our margins. Further, our customers may choose to reduce their business with us if we increase our pricing. In addition, uncertainty in the global economy (including the severity and duration of global inflation and/or recession) and financial markets may impact current and future demand for our customers' products and services, and consequently, our operations. We cannot predict future trends in the rate of inflation or other negative economic factors or associated increases in our operating costs. We continue to monitor the dynamics and impacts of the global economic and financial environment and work to manage our priorities, costs and resources to anticipate and prepare for any changes we deem necessary.

Governmental actions related to increased tariffs and/or international trade agreements have increased (and could further increase) the cost to our U.S. customers who use our non-U.S. manufacturing sites and components, and vice versa, which may materially and adversely impact demand for our services, our results of operations or our financial condition.

Production from China has become less cost-competitive than other low-cost countries in recent periods. In connection therewith, we have transferred numerous customer programs, primarily located in China, to countries unaffected by these tariffs (including Thailand). However, as tariffs are typically borne by the customers, we anticipate further actions from non-China-based customers to exit China to avoid these added costs. We review our site production strategies on an ongoing basis, including with respect to our production in China. We have increased the resilience of our global network to manage this dynamic, including our recent expansion efforts in North America and Asia. However, given the uncertainty regarding the scope and duration of these (or further) trade actions, the impact of recent U.S. technology export controls with respect to China, whether trade tensions will escalate further, and whether our customers will continue to bear the cost of the tariffs and/or avoid such costs by in-sourcing or shifting business to other providers, their impact on the demand for our services, our operations and results for future periods cannot be currently quantified, but may be material. We will continue to monitor the scope and duration of trade actions by the U.S. and other governments on our business, including China's recent policy supporting its private sector businesses and recent U.S. technology export control regulations.

Uncertainties resulting from government policies or legislation, and/or increased political tensions between countries, may adversely affect our business, results of operations and financial condition. In general, changes in social, political, regulatory and economic conditions or in laws and policies governing foreign trade, taxation, manufacturing, clean energy, the healthcare industry, and/or development and investment in the jurisdictions in which we, and/or our customers or suppliers operate, could materially adversely affect our business, results of operations and financial condition. See Item 3(D), Key Information — Risk Factors, "Our operations have been and could continue to be adversely affected by events outside our control" and "U.S. policies or legislation could have a material adverse effect on our business, results of operations and financial condition" of our 2022 Annual Report, of which this MD&A is a part, for further detail.

We rely on a variety of contracted or common carriers to transport raw materials and components from our suppliers to us, and to transport our products to our customers. The use of contracted or common carriers is subject to a number of risks, including increased costs due to rising energy prices and labor, vehicle and insurance costs, and hijacking and theft resulting in losses of shipments, delivery delays resulting from port congestion and labor shortages and other factors beyond our control. We have experienced (and continue to experience) shipping surcharges on ocean freight, premiums on air freight, and increased transit times in receiving certain raw materials as a result of shipping delays due to, among other things, additional safety requirements imposed by port authorities, closures of or congestion at ports, reduced availability of commercial transportation, border restrictions and capacity constraints for air freight as a result of COVID-19, which have had an adverse impact on our ability to obtain materials and, at times, deliver our products in a timely manner, and consequently, our results of operations. Although we attempt to mitigate our liability for any losses resulting from these risks through the use of multiple carriers and modes of transport, as well as insurance, any costs or losses relating to shipping delays that cannot be mitigated, avoided or passed on to our customers could reduce our profitability, require us to manufacture replacement products or damage our relationships with our customers.

If a key supplier (or any company within such supplier's supply chain) experiences financial or other difficulties, this may affect its ability to supply us with materials, components or services, which could halt or delay the production of a customer's products, and/or have a material adverse impact on our operations, financial results and customer relationships.

We rely on IT networks and systems, including those of third-party service providers, to process, transmit and store electronic information. In particular, we depend on our IT infrastructure for a variety of functions, including product manufacturing, worldwide financial reporting, inventory and other data management, procurement, invoicing and email communications. Any of these systems are susceptible to outages due to fire, floods, power loss, telecommunications failures, terrorist attacks, sabotage, cybersecurity threats and incidents, and similar events. Although we have not been materially impacted by computer viruses, malware, ransomware, hacking incidents or outages, we have been (and may in the future be) the target of such events.

Insufficient customer liquidity may result in significant delays in or defaults on payments owed to us. In addition, customer financial difficulties or changes in demand for our customers' products may result in order cancellations and higher than expected levels of inventory, which could have a material adverse impact on our operating results and working capital performance. We may not be able to return or resell this inventory, or we may be required to hold the inventory for an extended period of time, any of which may result in our having to record additional inventory reserves. We may also be unable to recover all of the amounts owed to us by a customer, including amounts to cover unused inventory or capital investments we incurred to support that customer's business. Our failure to collect amounts owed to us and/or the loss of one or more major customers could have a material adverse effect on our operating results, financial position and cash flows. See "Capital Resources — Financial instruments and financial risks" below for a discussion of customer credit risk reviews we conduct. No significant credit adjustments were recorded in 2022 or to date.

Our inventory levels have increased in recent periods, due in part to the growth of our business, as well as strategic inventory purchases we have made in light of ongoing materials constraints. In connection therewith, we continue to work with our customers to obtain cash deposits to help mitigate the impact of increased inventory. See Item 3(D), Key Information — Risk Factors, "Our products and services involve inventory risk" of our 2022 Annual Report, of which this MD&A is a part, for further detail.

    Customer decisions to shift production between EMS providers, or to change the amount of business they outsource or the concentration or location of their EMS suppliers, have impacted and may continue to impact, among other items, our revenue and margins, the need for future restructuring, the level of capital expenditures and our cash flows.

In June 2022, a fire occurred at our Batam, Indonesia facility. We expect to fully recover our tangible losses through insurance coverage. See note 26 to the 2022 AFS. Whereas we previously anticipated that certain unfulfilled revenues would shift to 2023, we returned to pre-incident operating levels by year-end.

Summary of Key Operating Results and Financial Information

Our 2022 AFS have been prepared in accordance with IFRS and accounting policies we adopted in accordance with IFRS. Such consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at December 31, 2022 and 2021 and the financial performance, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2022. See "Recently issued accounting standards and amendments" in note 2 to our 2022 AFS for a description of recently adopted accounting standards. See "Recent Developments — Segment Environment" above for a discussion of materials constraints and COVID-19 impacts on our financial results for 2020 to 2022.

The following tables set forth certain key operating results and financial information for the periods indicated (in millions, except per share amounts and percentages):

	Year ended December 31
	2020	2021	2022	% Change 2021 v. 2020	% Change 2022 v. 2021
Revenue	$5,748.1	$5,634.7	$7,250.0	(2)%	29%
Gross profit	437.6	487.0	636.3	11%	31%
Selling, general and administrative expenses (SG&A)	230.7	245.1	279.9	6%	14%
Other charges, net of recoveries	23.5	10.3	6.7	(56)%	(35)%
Net earnings	60.6	103.9	145.5	71%	40%
Diluted earnings per share	$0.47	$0.82	$1.18	74%	44%

	Year ended December 31
Segment revenue* as a percentage of total revenue:	2020	2021	2022
ATS revenue (% of total revenue)	36%	41%	41%
CCS revenue (% of total revenue)	64%	59%	59%

	Year ended December 31
Segment income and segment margin*:	2020		2021		2022
		Segment Margin		Segment Margin		Segment Margin
ATS segment	$69.7	3.3%	$105.0	4.5%	$140.9	4.7%
CCS segment	129.3	3.5%	128.9	3.9%	217.1	5.1%
* Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue), each of which are defined in "Operating Results — Segment income and margin" below.

	December 31 2021	December 31 2022
Cash and cash equivalents	$394.0	$374.5
Total assets	4,666.9	5,628.0
Borrowings under term loans(1)	660.4	627.2
Borrowings under revolving credit facility(2)	—	—
(1) excluding unamortized debt issuance costs.
(2) excluding ordinary course letters of credit.

	Year ended December 31
	2020	2021	2022
Cash provided by operating activities	$239.6	$226.8	$297.9

SVS repurchase activities:
Aggregate cost (1) of SVS repurchased for cancellation (2)	$0.1	$35.9	$34.6
# of SVS repurchased for cancellation (in millions)(3)	0.0062	4.4	3.4
Weighted average price per share for repurchases	$7.45	$8.21	$10.45
Aggregate cost (1) of SVS repurchased for delivery under SBC plans(4)	$19.1	$20.6	$44.9
# of SVS repurchased for delivery under SBC plans (in millions)(5)	2.9	1.9	3.9
(1)         Includes transaction fees.
(2)     For 2021, excludes an accrual of $7.5 million recorded as at December 31, 2021 for the estimated contractual maximum number of permitted SVS repurchases (Contractual Maximum Quantity) for cancellation under an ASPP entered into in December 2021; for 2020, excludes an accrual of $15.0 million recorded as at December 31, 2020 for the estimated Contractual Maximum Quantity under an ASPP entered into in December 2020.
(3)     Includes 2.5 million, 2.8 million and nil repurchases of SVS for cancellation under ASPPs in 2022, 2021 and 2020, respectively.
(4)     For 2021, excludes an accrual of $33.8 million recorded as at December 31, 2021 for the estimated Contractual Maximum Quantity under an ASPP entered into in December 2021 with respect to SVS delivery obligations under our SBC plans.
(5)     Includes 3.9 million, 0.7 million and nil SVS repurchases for SBC delivery obligations under ASPPs for such purpose in 2022, 2021 and 2020, respectively.

Other performance indicators:

In addition to the key operating results and financial information described above, management reviews the following measures:

	Q1 2021	Q2 2021	Q3 2021	Q4 2021	Q1 2022	Q2 2022	Q3 2022	Q4 2022
Cash cycle days:
Days in accounts receivable (A/R)	76	66	69	73	73	65	56	57
Days in inventory	90	83	89	103	116	118	115	115
Days in accounts payable (A/P)	(69)	(64)	(70)	(78)	(84)	(85)	(78)	(72)
Days in cash deposits*	(15)	(14)	(16)	(23)	(29)	(29)	(30)	(36)
Cash cycle days	82	71	72	75	76	69	63	64
Inventory turns	4.0x	4.4x	4.1x	3.5x	3.2x	3.1x	3.2x	3.2x
* We receive cash deposits from certain of our customers primarily to help mitigate the impact of higher inventory levels carried due to materials constraints, and to reduce risks related to excess and/or obsolete inventory. See "Customer Cash Deposits" in the table below.

	2021				2022
(in million)	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31
A/R Sales	$92.2	$79.1	$91.5	$45.8	$162.8	$225.4	$367.3	$245.6
Supplier Financing Programs* (SFPs)	84.5	70.0	47.6	98.0	150.9	166.6	147.1	105.6
Total	$176.7	$149.1	$139.1	$143.8	$313.7	$392.0	$514.4	$351.2
Customer Cash Deposits	$190.3	$207.3	$264.7	$434.0	$461.7	$525.7	$623.6	$825.6

*    Represents A/R sold to third party banks in connection with the uncommitted SFPs of two customers through Q3 2021 (one ATS segment customer and one CCS segment customer), and of three customers thereafter (one CCS segment customer and two ATS segment customers, including a PCI customer).

The amounts we sell under our A/R sales program and the SFPs can vary from quarter to quarter depending on our working capital and other cash requirements, including by geography. See "Operating Results — Finance Costs" and "Liquidity — Cash requirements" below.

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

    Cash cycle days decreased by 11 days in Q4 2022 compared to Q4 2021, due primarily to lower days in A/R and higher days in cash deposits, partially offset by higher days in inventory and lower days in A/P. Days in A/R for Q4 2022 decreased 16 days from Q4 2021 to 57 days, primarily due to higher revenue in Q4 2022, partially offset by the impact of higher average A/R in Q4 2022. Our average A/R balance in Q4 2022 increased compared to Q4 2021 primarily due to higher revenue in Q4 2022, offset in part by the effect of higher A/R sold through our A/R sales program and customer SFPs in Q4 2022 compared to Q4 2021. Days in inventory for Q4 2022 increased 12 days from Q4 2021 to 115 days primarily due to higher average inventory levels in Q4 2022, offset in part by higher cost of sales for Q4 2022 compared to Q4 2021. We carried higher inventory levels at the end of Q4 2022 compared to Q4 2021 primarily as a result of materials purchased in Q4 2022 to support the strong growth of our business and to secure supply given global supply chain constraints and longer lead times for certain components. Higher cost of sales in Q4 2022 compared to Q4 2021 was due to our business growth. Days in A/P decreased 6 days from Q4 2021 to 72 days in Q4 2022 mainly due to higher cost of sales in Q4 2022, partially offset by the effect of higher average A/P in Q4 2022. Higher average A/P in Q4 2022 resulted from higher levels of inventory purchases in Q4 2022. We received cash deposits from certain customers to help alleviate the impact of such inventory purchases on our cash flows (see chart above). Days in cash deposits increased 13 days from Q4 2021 to 36 days in Q4 2022 primarily due to an increase in cash deposits received in Q4 2022, offset in part by the effect of higher cost of sales. The increase in cash deposits is consistent with the increased inventory purchases noted above. Our customer cash deposit balance fluctuates depending on the levels of inventory we have been asked to procure by certain customers (to secure supply for future demand), or as we utilize the inventory in production.

Cash cycle days increased by 1 day in Q4 2022 compared to Q3 2022 due to higher days in A/R and lower days in A/P, offset by higher days in cash deposits. Days in A/R for Q4 2022 increased 1 day sequentially primarily due to higher average A/R balances in Q4 2022 compared to Q3 2022, partially offset by the effect of higher revenue in Q4 2022. Our average A/R balance in Q4 2022 increased compared to Q3 2022 due to higher revenue in Q4 2022 and less A/R sold through our A/R sales program and customer SFPs. Days in inventory for Q4 2022 remained flat sequentially as the effect of higher average inventory levels in Q4 2022 offset the effect of higher cost of sales. We carried higher inventory levels at the end of Q4 2022 compared to Q3 2022 mainly to support growth of our business. Higher cost of sales in Q4 2022 compared to Q3 2022 was due to our business growth. Days in A/P for Q4 2022 decreased 6 days sequentially primarily due to lower average A/P levels at the end of Q4 2022 compared to Q3 2022 and higher cost of sales in Q4 2022. Average A/P levels in Q4 2022 decreased compared to Q3 2022 due to timing of payments. Days in cash deposits for Q4 2022 increased 6 days sequentially primarily due to higher average cash deposit levels at the end of Q4 2022 compared to Q3 2022. The increase in cash deposits is consistent with the increased inventory purchases noted above.

    We believe that cash cycle days (and the components thereof) and inventory turns are useful measures in providing investors with information regarding our cash management performance and are accepted measures of working capital management efficiency in our industry.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets, liabilities, revenue, and expenses, and related disclosures with respect to contingent assets and liabilities. We base our judgments, estimates and assumptions on current facts (including, in recent periods, the prolonged impact of global supply chain constraints, and additionally in the second to the fourth quarter of 2022, the Batam Fire), historical experience and various other factors that we believe are reasonable under the circumstances. The economic environment also impacts certain estimates and discount rates necessary to prepare our consolidated financial statements, including significant estimates and discount rates applicable to the determination of the recoverable amounts used in the impairment testing of our non-financial assets. Our assessment of these factors forms the basis for our judgments on the carrying values of our assets and liabilities, and the accrual of our costs and expenses. Actual results could differ materially from our estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may also impact future periods.

Our review of the estimates, judgments and assumptions used in the preparation of our financial statements for 2022 included those relating to, among others: our determination of the timing of revenue recognition, the determination of whether indicators of impairment existed for our assets and cash generating units (CGUs2), our measurement of deferred tax assets and liabilities, our estimated inventory provisions and expected credit losses, customer creditworthiness, and the determination of the fair value of assets acquired and liabilities assumed in connection with a business combination. Any revisions to estimates, judgments or assumptions may result in, among other things, impairments to our assets or CGUs, and/or adjustments to the carrying amount of our A/R and/or inventories, or to the valuation of our deferred tax assets, any of which could have a material impact on our financial performance and financial condition. See "Operating Results — Other charges, net of recoveries" for a description of offsetting charges and receivables in connection with the Batam Fire.

Significant accounting policies and methods used in the preparation of our consolidated financial statements are described in note 2 to our 2022 AFS. The following is a discussion of accounting estimates which management considers to be "critical," defined as accounting estimates made in accordance with IFRS that involve a significant level of estimation uncertainty, and have had, or are reasonably likely to have, a material impact on the Company's financial condition or results of operations.

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
Impairment of goodwill, intangible assets, property, plant and equipment, and right-of-use (ROU) assets:
    We review the carrying amounts of goodwill, intangible assets, property, plant and equipment, and ROU assets for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount of such assets, or the related CGU or CGUs, may not be recoverable. We determined that no triggering event had occurred in 2022 that would require an impairment assessment for our assets or CGUs. In addition to an assessment of triggering events during the year, we conduct an annual impairment assessment of CGUs with goodwill in the fourth quarter of the year (Annual Impairment
2 CGUs are the smallest identifiable group of assets that cannot be tested individually and generate cash inflows that are largely independent of those of other assets or groups of assets, and can be comprised of a single site, a group of sites, or a line of business.

Assessment). Judgment is required in the determination of whether events or changes in circumstances are indicators that a review for impairment should be conducted.
    We recognize an impairment loss when the carrying amount of an asset, CGU or group of CGUs exceeds its recoverable amount. The recoverable amount of an asset, CGU or group of CGUs is measured as the greater of its expected value-in-use and its estimated fair value less costs of disposal. Determining the recoverable amount is subjective and requires management to exercise significant judgment in estimating future revenue, profitability, discount and terminal growth rates, and in projecting future cash flows, among other factors. Future events and changing market conditions may impact our assumptions as to prices, costs or other factors that may result in changes to our estimates of future cash flows. Our expected value-in-use is determined based on a discounted cash flow analysis. Determining estimated fair value less costs of disposal requires valuations and use of appraisals. At each reporting date, we assess whether triggering events that could change our estimates of the recoverable amount of the relevant assets have occurred. Failure to realize the assumed revenues at an appropriate profit margin of a CGU could result in impairment losses in such CGU in future periods.
Business combinations:
We use judgment to determine the estimates used to value identifiable assets and liabilities, and the fair value of contingent consideration and other contingencies, if applicable, at the acquisition date. We have engaged third parties to determine the fair value of certain acquired inventory, property, plant and equipment and intangible assets. We use estimates to determine cash flow projections, including the period of expected future benefit, and future growth and discount rates, among other factors, to value acquired intangible assets and contingent consideration. The fair value of acquired tangible assets are measured by applying the market, cost or replacement cost, or income approach (using discounted cash flows and forecasts by management), as appropriate.

Operating Results

    Our product and service volumes, revenue and annual and quarterly operating results are affected by, among other factors: the level and timing of customer orders; our customer and business mix and the types of products or services we provide; the rate at which, the costs associated with, and the execution of, new program ramps; demand volumes and the seasonality of our business; price competition and other competitive factors; the mix of manufacturing or service value-add; manufacturing capacity, utilization and efficiency; the degree of automation used in the assembly process; the availability of components or labor; the location of qualified personnel; costs and inefficiencies of transferring programs between sites; program completions or losses, or customer disengagements and the timing and the margin of follow-on business or any replacement business; the impact of foreign exchange fluctuations; the performance of third-party providers; our ability to manage inventory, production location and equipment effectively; our ability to manage changing labor, component, energy and transportation costs effectively; fluctuations in variable compensation costs; the timing of our expenditures in anticipation of forecasted sales levels; and the timing of any acquisitions and related integration costs. Significant period-to-period variations can also result from the timing of new programs reaching full production or programs reaching end-of-life, the timing of follow-on or next generation programs and/or the timing of existing programs being fully or partially transferred internally or to a competitor. See "Overview — Overview of business environment" and "Recent Developments" above for a discussion of the impact of recent events and market conditions on our segments and businesses.

Operating results expressed as a percentage of revenue:

	Year ended December 31
	2020	2021	2022
Revenue	100.0%	100.0%	100.0%
Cost of sales	92.4	91.4	91.2
Gross profit	7.6	8.6	8.8
SG&A	4.0	4.3	3.9
Research and development costs	0.5	0.7	0.6
Amortization of intangible assets	0.4	0.4	0.6
Other charges, net of recoveries	0.4	0.2	0.1
Finance costs	0.7	0.6	0.8
Earnings before income tax	1.6	2.4	2.8
Income tax expense	0.5	0.6	0.8
Net earnings	1.1%	1.8%	2.0%

Revenue:

    Revenue of $7.3 billion for 2022 increased 29% compared to 2021. ATS segment revenue and CCS segment revenue each increased 29% in 2022 compared to 2021.

    Revenue of $5.6 billion for 2021 decreased 2% compared to 2020. ATS segment revenue increased 11% in 2021 compared to 2020, and CCS segment revenue decreased 9% in 2021 compared to 2020.

    The following table sets forth segment revenue information (in millions, except percentages) for the periods indicated:

	2020		2021		2022
		% of total		% of total		% of total
ATS segment revenue	2,086.3	36%	2,315.1	41%	2,979.0	41%
CCS segment revenue
Communications	2,434.8	42%	2,259.9	40%	2,865.0	40%
Enterprise	1,227.0	22%	1,059.7	19%	1,406.0	19%
	3,661.8	64%	3,319.6	59%	4,271.0	59%

Total revenue	5,748.1	100%	5,634.7	100%	7,250.0	100%

ATS segment revenue for 2022 increased $663.9 million (29%) compared to 2021, due to the strong performance of most of our ATS businesses, supported by solid demand, new program ramps and improved availability of materials. Approximately two thirds of such revenue growth was driven by our Industrial business. In 2022, we had an estimated aggregate adverse revenue impact of approximately $17 million from supply chain constraints across our ATS segment (2021 — approximately $73 million).

ATS segment revenue for 2021 increased $228.8 million (11%) compared to 2020, due primarily to strong revenue growth in our HealthTech and Capital Equipment businesses (aggregate growth of approximately 30% compared to 2020), driven by new program ramps and continued demand strength in the semiconductor market, and returning growth in our base Industrial business. These increases were partially offset by adverse demand impacts related to COVID-19 in our commercial aerospace business and the adverse impacts of materials constraints. We estimated adverse revenue impacts for 2021 of approximately $73 million on our ATS segment revenue as a result of supply chain constraints, and approximately $23 million in 2020 as a result of supply chain constraints (due in part to COVID-19) and Workforce Constraints. For both years, these disruptions had the most significant adverse impact on our Industrial and A&D revenues.

CCS segment revenue for 2022 increased $951.4 million (29%) compared to 2021, due to strength in both our Communications and Enterprise end markets. Supply chain constraints did not have a material adverse impact on CCS segment revenue in 2022 (2021 — estimated adverse revenue impact of approximately $54 million). Communications end market revenue for 2022 increased $605.1 million (27%) compared to 2021 primarily due to growth in our HPS business and improved availability of materials. Enterprise end market revenue for 2022 increased $346.3 million (33%) compared to 2021, driven by increased customer demand and new program ramps. Our HPS revenue for 2022 increased 59% (to $1.83 billion) compared to 2021, and accounted for 25% of our total 2022 revenue. Growth in our HPS business was driven by strong demand from our hyperscaler customers for our differentiated offerings.

CCS segment revenue for 2021 decreased $342.2 million (9%) compared to 2020, primarily due to our disengagement from programs with Cisco Systems, Inc. (Cisco Disengagement), which represented an approximate $500 million decline in 2021 compared to 2020, and the adverse impact of materials constraints, partly offset by strong demand from service provider customers, including in our HPS business. We estimated adverse impacts for 2021 of approximately $54 million on our CCS segment revenue as a result of supply chain constraints (2020 — approximately $58 million as a result of supply chain constraints (due in part to COVID-19) and Workforce Constraints). Communications end market revenue for 2021 decreased $174.9 million (7%) compared to 2020 primarily due to the Cisco Disengagement, partially offset by demand increases from service providers, including in our HPS business. Enterprise end market revenue for 2021 decreased $167.3 million (14%) compared to 2020, due to program-specific demand softness from several server customers. Our HPS business experienced strong demand in 2021, increasing 34% compared to 2020 to $1.15 billion, and accounting for 20% of our total 2021 revenue.

We depend on a small number of customers for a substantial portion of our revenue. In the aggregate, our top 10 customers represented 66% of total revenue for each of 2022, 2021 and 2020. Two customers individually represented 10% or more of total revenue in 2022 (11% for each customer). No customer individually represented 10% or more of total revenue in 2021 or 2020.

We generally enter into master supply agreements with our customers that provide the framework for our overall relationship, although such agreements do not typically guarantee a particular level of business or fixed pricing. Instead, we bid on a program-by-program basis and receive customer purchase orders for specific quantities and timing of products. We cannot assure that our current customers will continue to award us with follow-on or new business. Customers may also cancel contracts, and volume levels can be changed or delayed, any of which could have a material adverse impact on our results of operations, working capital performance (including requiring us to carry higher than expected levels of inventory, particularly in a supply-constrained environment, to enable us to meet demand requirements), and result in lower asset utilization and lower margins. We cannot assure the replacement of completed, delayed, cancelled or reduced orders, or that our current customers will continue to utilize our services, or renew their long-term manufacturing or services contracts with us on acceptable terms or at all. In addition, in any given quarter, we can experience quality and process variances related to materials, testing or other manufacturing or supply chain activities. Although we are successful in resolving the majority of these issues, the existence of these variances could have a material adverse impact on the demand for our services in future periods from any affected customers. Further, some of our customer agreements require us to provide specific price reductions to our customers over the term of the contracts, which has a significant impact on our revenues and margins. Continuing market shifts to disaggregated solutions and open hardware platforms are adversely impacting demand from our traditional OEM Communications customers, but favorably impacting our service provider customers and our HPS business. There can be no assurance that revenue from any of our major customers will continue at historical levels or will not decrease in absolute terms or as a percentage of total revenue. A significant revenue decrease or pricing pressures from these or other customers, or a loss of a major customer or program, could have a material adverse impact on our business, our operating results and our financial position.

Materials constraints have caused delays in production and may have a material and adverse impact on our operations. As noted above, materials constraints adversely impacted our revenues, margins and inventory levels over recent years, and we anticipate that materials constraints (and longer lead-times for high-demand components and materials) will remain a risk for the near term and, may adversely impact our revenue and working capital performance. See Item 3(D), Key Information — Risk Factors, "We are dependent on third parties to supply certain materials, and our results have been, and may continue to be, negatively affected by the quality, availability and cost of such materials" of our 2022 Annual Report, of which this MD&A is a part, for further detail.

Gross profit:

The following table shows gross profit and gross margin (gross profit as a percentage of total revenue) for the periods indicated:

	Year ended December 31
	2020	2021	2022
Gross profit (in millions)	$437.6	$487.0	$636.3
Gross margin	7.6%	8.6%	8.8%

Gross profit for 2022 increased $149.3 million (31%), compared to 2021, primarily due to the strong revenue growth in both segments noted above, partially offset by the effect of higher inventory write-downs in 2022 ($30.5 million, approximately two-thirds of which related to our ATS segment), compared to 2021 ($4.9 million, consisting of $7.2 million in inventory write-downs pertaining to our ATS segment, offset in part by $2.3 million of valuation recoveries in our CCS segment). Increases in inventory write-downs in 2022 compared to 2021 resulted from reduced demand for certain aged inventory. Gross profit in 2022 was adversely impacted by approximately $4 million of Constraint Costs recorded in cost of sales, all within our ATS segment (2021 — approximately $31 million of Constraint Costs recorded in cost of sales, mitigated by an aggregate of $9 million of COVID Subsidies and Customer Recoveries (collectively COVID Recoveries) in cost of sales).

Gross margin increased to 8.8% in 2022 from 8.6% in 2021 primarily driven by operating leverage due to higher volumes in both our ATS and CCS segments, partially offset by the impact of the higher inventory write-downs in 2022 compared to 2021 noted above.

Gross profit for 2021 increased $49.4 million (11%), compared to 2020, primarily due to a higher concentration of HPS business, growth in our ATS segment, and lower variable spend, which more than offset the reduced profits in A&D. Gross profit for 2021 also included a $12.1 million reduction in net inventory provisions compared to 2020 (2021— $4.9 million; 2020 — $17.0 million). Gross profit in 2021 was adversely impacted by approximately $31 million of Constraint Costs recorded in cost of sales, mitigated by an aggregate of $9 million of COVID Recoveries in cost of sales. Approximately 70% of both the Constraints Costs and COVID Recoveries recorded in 2021 pertained to our ATS segment. We recorded $33 million of Constraint Costs in cost of sales in 2020, mitigated by an aggregate of $30 million of COVID Recoveries in cost of sales. Approximately 60% of both the Constraint Costs and COVID Recoveries recorded in 2020 pertained to our ATS segment.

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

Selling, general and administrative expenses (SG&A):

SG&A for 2022 of $279.9 million (3.9% of total revenue) increased $34.8 million compared to $245.1 million (4.3% of total revenue) for 2021, primarily due to higher variable compensation, higher employee SBC expense (2022 — $30.7 million; 2021 — $20.4 million, see below), lower COVID Subsidies recorded in SG&A (2022 — nil; 2021 — $3 million), and higher SG&A attributable to the PCI acquisition in November 2021 (2022 — approximately $11 million; 2021 — approximately $2 million).

SG&A for 2021 of $245.1 million (4.3% of total revenue) increased $14.4 million compared to $230.7 million (4.0% of total revenue) for 2020, primarily due to higher variable compensation, lower COVID Subsidies recorded in SG&A (2021 — $3 million; 2020 — $7 million), and approximately $2 million in SG&A attributable to the PCI acquisition.

Segment income and margin:

    Segment performance is evaluated based on segment revenue (set forth above), segment income and segment margin (segment income as a percentage of segment revenue). Revenue is attributed to the segment in which the product is manufactured or the service is performed. Segment income is defined as a segment's net revenue less its cost of sales and its allocable portion of SG&A and R&D expenses (collectively, Segment Costs). Identifiable Segment Costs are allocated directly to the applicable segment while other Segment Costs, including indirect costs and certain corporate charges, are allocated to our segments based on an analysis of the relative usage or benefit derived by each segment from such costs. Segment income excludes Finance Costs (defined under "Finance Costs" below), employee SBC expense, amortization of intangible assets (excluding computer software), and Other Charges, net of recoveries (described under "Other charges, net of recoveries" below), as these costs and charges/recoveries are managed and reviewed by our Chief Executive Officer at the company level3. See the reconciliation of segment income to our earnings before income taxes for 2020 — 2022 in note 25 to the 2022 AFS. Our segments do not record inter-segment revenue. Although segment income and segment margin are used to evaluate the performance of our segments, we may incur operating costs in one segment that may also benefit the other segment. Our accounting policies for segment reporting are the same as those applied to the Company as a whole.

ATS segment income for 2022 increased $35.9 million (34%) compared to 2021. ATS segment margin increased from 4.5% in 2021 to 4.7% in 2022. The increase in ATS segment income for 2022 as compared to 2021 was primarily due to the revenue increase described above. The increase in ATS segment margin for 2022 compared to 2021 was primarily due to improved profitability across our ATS businesses as a result of stronger demand and maturing program ramps. The increase in ATS segment income and margin was partially offset by the impact of the higher inventory write-downs in 2022 compared to 2021 noted above.

ATS segment income for 2021 increased $35.3 million (51%) compared to 2020. ATS segment margin increased from 3.3% in 2020 to 4.5% in 2021. The increase in ATS segment income for 2021 as compared to 2020 was primarily due to the revenue increase described above, which more than offset the reduced profit contribution from our A&D business. The increase in ATS segment margin for 2021 compared to 2020 was primarily due to profitable growth in our Capital Equipment business.

CCS segment income for 2022 increased $88.2 million (68%) compared to 2021 as a result of the revenue increase described above. CCS segment margin increased from 3.9% in 2021 to 5.1% in 2022, primarily due to improved leverage from higher volumes and improved mix due to growth in our HPS business. The increase in CCS segment income and margin was partially offset by the impact of the higher inventory write-downs in 2022 compared to 2021 noted above.

CCS segment income for 2021 decreased $0.4 million (0.3%) compared to 2020 as a result of the lower revenue levels described above, driven by the Cisco Disengagement. Despite the lower revenue levels, CCS segment margin increased from 3.5% in 2020 to 3.9% in 2021, primarily due to more favorable mix, driven by our portfolio reshaping activities, and a higher concentration of revenue from our HPS business.

3 In December 2022, we entered into a total return swap agreement. In future periods, related fair value adjustments (TRS FVAs) will be excluded in our determination of segment income, as similar to employee SBC expense, they will be managed and reviewed by our Chief Executive Officer at the company level. However, as the impact of TRS FVAs on our 2022 AFS was di minimis, no such exclusion was applicable for the year.

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

The following table shows employee SBC expense (with respect to stock options, restricted share units (RSUs) and performance share units (PSUs) granted to employees) and director SBC expense (with respect to deferred share units (DSUs) and RSUs issued to directors as compensation) for the periods indicated (in millions):

	Year ended December 31
	2020	2021	2022
Employee SBC expense in cost of sales	$11.1	$13.0	$20.3
Employee SBC expense in SG&A	14.7	20.4	30.7
Total	$25.8	$33.4	$51.0
Director SBC expense in SG&A (1)	$2.0	$2.1	$2.2
(1)     Expense consists of director compensation to be settled with SVS, or SVS and cash, as elected by each director.

    The increase in employee SBC expense for 2022 as compared to 2021 was primarily the result of an increase in the estimated number of PSUs that were expected to vest in Q1 2023. The increase in employee SBC expense for 2021 as compared to 2020 was primarily the result of an $8.4 million expense reversal recorded in 2020 to reflect a reduction in the estimated number of PSUs then-expected to vest at the end of January 2021. Unless a grantee has been authorized, and elects, to settle these awards in cash, Celestica intends to settle all outstanding RSUs and PSUs with SVS. Accordingly, we account for these share unit awards as equity-settled awards. See "Liquidity — Cash requirements" below.

On December 15, 2022, we entered into a total return swap (TRS) agreement (TRS Agreement) to manage our cash flow requirements and exposure to fluctuations in the share price of our SVS in connection with the settlement of certain outstanding equity awards under our SBC plans. See "Liquidity — Cash requirements — TRS" below for further detail.

Other charges, net of recoveries:

     In addition to the items set forth below, other charges, net of recoveries for 2022 included approximately $95 million in aggregate charges representing write-downs to inventories, a building and equipment resulting from the Batam Fire, as well as equivalent amounts in recoveries, as we expect to fully recover the written-down amounts pursuant to the terms and conditions of our insurance policies. As a result, such event had no net impact on other charges, net of recoveries during 2022. In Q4 2022, we recovered $31 million of our inventory losses through insurance proceeds. See note 26 to the 2022 AFS.

(i)     Restructuring charges, net of recoveries:

	Year ended December 31
	2020	2021	2022
Restructuring charges, net of recoveries (in millions)	$25.8	$10.5	$8.4

We perform ongoing evaluations of our business, operational efficiency and cost structure, and implement restructuring actions as we deem necessary. Our restructuring activities in 2022 consisted primarily of actions to adjust our cost base to address reduced levels of demand in certain of our businesses and geographies.

We recorded restructuring charges of $8.4 million in 2022, consisting of cash charges of $7.5 million, primarily for employee termination costs, and non-cash charges of $0.9 million, consisting of the write-down of ROU assets in connection with vacated properties and assets related to disengaging programs. Approximately two thirds of 2022 restructuring charges were associated with our CCS segment. Our restructuring provision at December 31, 2022 was $5.8 million (December 31, 2021 — $6.1 million; December 31, 2020 — $4.7 million), which we recorded in the current portion of provisions on our consolidated balance sheet.

    We recorded restructuring charges of $10.5 million in 2021, consisting of cash charges of $9.8 million, primarily for employee termination costs, and net non-cash charges of $0.7 million (consisting of non-cash restructuring charges of $1.5 million and non-cash restructuring recoveries of $0.8 million). The non-cash charges consisted primarily of the write-down of equipment related to disengaged programs. The non-cash recoveries primarily reflect gains on the sale of surplus equipment. Approximately one half of our 2021 restructuring charges were associated with our ATS segment, and included actions related to our A&D business.

We recorded restructuring charges of $25.8 million in 2020, consisting of cash charges of $23.3 million, primarily for employee termination costs, and non-cash charges of $2.5 million. The non-cash restructuring charges represented the write-down of ROU assets ($1.1 million) in connection with vacated properties (resulting in part from certain sublet recoveries that were lower than the carrying value of the related leases), and the write-down of certain equipment related to disengaged programs, offset in part by $0.3 million in gains on the disposition of certain surplus equipment. Approximately two-thirds of our 2020 restructuring charges were associated with our CCS segment.

We may also implement additional future restructuring actions or divestitures as a result of changes in our business, the marketplace and/or our exit from less profitable, under-performing, non-core or non-strategic operations. In addition, an increase in the frequency of customers transferring business to our competitors, changes in the volumes they outsource, pricing pressures, or requests to transfer their programs among our sites or to lower-cost locations, may also result in our taking future restructuring actions. We may incur higher operating expenses during periods of transitioning programs within our network or to our competitors. Any such restructuring activities, if undertaken, could adversely impact our operating and financial results, and may require us to further adjust our operations.

(ii)     Transition Costs (Recoveries):

Transition Costs and Transition Recoveries are defined under the caption "Non-IFRS Financial Measures" below. We recorded $1.5 million of Transition Costs in 2022, related primarily to the disposal of assets reclassified as held for sale in Q1 2022. We recorded $3.6 million of Transition Recoveries in 2022, reflecting the gain on the subsequent disposal of such assets held for sale. We incurred Transition Costs of $1.2 million in 2021 (2020 — de minimis), pertaining to the transfer of manufacturing lines from closed sites to other sites within our global network, and no Transition Recoveries in either 2021 or 2020.

(iii)     Asset impairment:

We review the carrying amounts of goodwill, intangible assets, property, plant and equipment, and ROU assets for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount of such assets, or the related CGU(s), may not be recoverable. In addition to an assessment of triggering events during the year, we conduct an annual impairment assessment of CGUs with goodwill in the fourth quarter of each year (Annual Impairment Assessment). See "Critical Accounting Estimates" above and note 2(j) to our 2022 AFS. We did not identify any triggering events during 2020, 2021 or 2022 indicating that the carrying amount of our assets or CGUs may not be recoverable. However, we recorded non-cash restructuring charges to write-down equipment and ROU assets during such periods in connection with our restructuring activities. See paragraph (i) above and footnote (ii) in note 7 to the 2022 AFS. No impairments to our CGUs with goodwill were recorded as a result of our 2020, 2021 or 2022 Annual Impairment Assessment, as we determined that the recoverable amount of our CGUs exceeded their respective carrying values.

See notes 2(j) and 8 to our 2022 AFS for a discussion of when impairment losses for our assets and CGUs are recognized, and how we determine our cash flow projections for our impairment assessments, as well as the cash flow projection periods, growth rates, and discount rates used in our Annual Impairment Assessments of CGUs with goodwill for each of 2020, 2021 and 2022.

    Our goodwill balance is allocated to the following CGUs (in millions):

	December 31
	2020	2021	2022
Capital Equipment (1)	$132.3	$131.9	$131.7
A&D (2)	3.7	3.7	66.3
Atrenne (3)	62.6	62.6	N/A
PCI (4)	—	126.0	123.8
	$198.6	$324.2	$321.8
(1)    Consists of goodwill attributable to our 2018 acquisition of Impakt Holdings, LLC (Impakt), as well as prior acquisitions.
(2)    Consists of goodwill attributable to our 2016 acquisition of Lorenz, Inc. and Suntek Manufacturing Technologies, SA de CV, collectively known as Karel Manufacturing, and commencing in 2022, also includes goodwill attributable to our 2018 acquisition of Atrenne Integrated Solutions, Inc. (Atrenne). Our Atrenne CGU merged into our A&D CGU in 2022, and is no longer a separate CGU (described below). As a result, our 2022 Annual Impairment Assessment for our A&D CGU includes our Atrenne business.
(3)     In 2020 and 2021, consists of goodwill attributable to our 2018 acquisition of Atrenne. Commencing in 2022, our Atrenne CGU merged into our A&D CGU, and is no longer a separate CGU. See footnote (2) above.
(4)     For 2021, consists of our preliminary allocation of goodwill attributable to our 2021 acquisition of PCI. For 2022, consists of our final allocation of goodwill attributable to such acquisition, completed in Q1 2022.

During 2022, we merged our Atrenne CGU into our A&D CGU due to a change in the pattern of cash inflows resulting from the following factors: (i) a reallocation of manufacturing equipment and implementation of program transfers among these businesses to better address customer requirements; (ii) the integration of certain business processes; and (iii) the consolidation of their management reporting structures. Given the common customers and site usage of these businesses, we have centralized relevant resource allocation between them into a combined A&D CGU, such that core manufacturing assets are shared to generate revenues on an integrated basis and fulfill orders for common customers. As a result, the individual manufacturing sites no longer generate independent cash inflows.

As part of our Annual Impairment Assessment of CGUs with goodwill, we also performed a sensitivity analysis for the relevant CGUs in order to identify the impact of changes in key assumptions, including projected growth rates, profitability, discount and terminal growth rates. We did not identify any key assumptions where a reasonable possible change would have resulted in material impairments to the above goodwill balances in 2020, 2021 or 2022. Future growth in revenue and margins for these CGUs is supported by new business awarded recently, customer forecasts, assumptions for additional future program wins based on our current revenue pipeline, margin improvements based on restructuring actions implemented and external industry outlooks. Assumptions for our 2022 Annual Impairment Assessment for all of our CGUs also reflected market interest rate increases in 2022. In addition, assumptions for our 2022 Annual Impairment Assessment for: (i) our Capital Equipment CGU include an expected market demand decrease in the near term and risks related to increased global trade regulations, but strong business growth over the long term; (ii) our A&D CGU reflect industry expectations for a recovery of demand as we continue to recover from the negative impact of COVID-19; and (iii) our PCI CGU include expected synergies as we continue to integrate PCI into our other businesses. See "Critical Accounting Estimates" above.
(iv)     Credit facility-related charges:
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

(v)     Acquisition Costs (Recoveries) and Other:

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

We recorded Acquisition Costs in 2022 of $0.4 million, all related to our acquisition of PCI. We recorded net Acquisition Costs in 2021 of $6.1 million, consisting of $7.3 million in costs related to acquisition activities, including the acquisition of PCI, offset in part by a $1.2 million release related to certain indirect tax liabilities previously recorded in connection with our acquisition of Impakt in November 2018. We recorded $0.2 million of Acquisition Costs in 2020 related to potential acquisitions.
Other consists of legal recoveries of $10.5 million in 2021 and $2.5 million in 2020, for prior component parts, in connection with the settlement of class action lawsuits in which we were a plaintiff. No such legal recoveries were recorded in 2022.
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

Finance Costs:

Finance Costs consist of interest expense and fees related to our credit facility (including debt issuance and related amortization costs), our interest rate swap agreements, the TRS Agreement, our A/R sales program, customer SFPs, and interest expense on our lease obligations, net of interest income earned. During 2022, we paid Finance Costs of $50.0 million (2021 — $26.0 million; 2020 — $29.5 million), including $0.8 million in debt issuance costs paid in 2022 (2021 — $3.6 million; 2020 — $0.6 million). The increase in Finance Costs paid in 2022 compared to 2021 was primarily due to approximately $9 million in higher interest paid under our A/R sales program and customer SFPs in 2022, and approximately $17 million in higher interest paid in 2022 under our credit facility, offset in part by $2.8 million in lower debt issuance costs paid in 2022.

We paid higher interest under our A/R sales program, customer SFPs, and credit facility in 2022 compared to 2021 due to higher amounts of A/R sold and higher borrowings under our credit facility, as well as increased interest rates. In December 2021, we increased our term loan borrowings under our credit facility to fund a portion of the PCI acquisition price. In addition, we have increased the amount of intra-quarter borrowings and repayments (in each case drawn and repaid in full during the same quarter) under the revolving portion of our credit facility (Intra-Quarter Borrowings/Repayments). In 2022, our Intra-Quarter Borrowings/Repayments ranged from $228 million to $359 million (2021 — nil to $290 million; 2020 — $10 million to $57 million). We also amended our A/R sales program in September 2022, to increase the prior limit of $300.0 million to $405.0 million, in order to allow increased A/R sales thereunder. We believe that our combined use of A/R sales and Intra-Quarter Borrowings/Repayments is an effective way to manage our short-term liquidity and working capital requirements. Such requirements increased in 2022 compared to 2021 as a result of the growth of our business, as well as the higher inventory levels we maintained to secure supply given global supply chain constraints and longer lead times for certain components. See "Liquidity — Cash requirements" below.

The decrease in Finance Costs paid from 2021 to 2020 was primarily due to lower amounts outstanding under our credit facility for most of the year (until December 2021 when borrowings increased to fund a portion of the PCI acquisition), a reduction in interest rates compared to 2020, and lower amounts of swap interest due to the cancellation of a portion of the notional amount of our interest rate swaps in December 2020 and September 2021.

Income taxes:

For 2022, we had a net income tax expense of $58.1 million on earnings before tax of $203.6 million, compared to a net income tax expense of $32.1 million on earnings before tax of $136.0 million for 2021, and a net income tax expense of $29.6 million on earnings before tax of $90.2 million for 2020.

Our net income tax expense for 2022 was adversely impacted by a $3.5 million taxable foreign exchange impact (Currency Impact) arising primarily from the weakening of the Chinese renminbi relative to the U.S. dollar and a $3.3 million deferred tax expense related to taxable temporary differences associated with the anticipated repatriation of undistributed earnings (Repatriation Expense) from certain of our Chinese subsidiaries, offset in part by $4.9 million in favorable reversals of tax uncertainties in one of our Asian subsidiaries. The withholding tax of $10.3 million associated with the repatriation of undistributed earnings from our certain Chinese subsidiaries in 2022 (realized as current tax) was fully offset by the reversal of previously accrued deferred taxes from the then-anticipated repatriation of such undistributed earnings. Our functional and reporting currency is the U.S. dollar; however, our income tax expense is based primarily on taxable income determined in the currency of the country of origin. As a result, Currency Impacts affect our income tax expense from period to period.

Our net income tax expense for 2021 was favorably impacted by a $7.6 million deferred tax recovery recorded in connection with the revaluation of certain temporary differences using the future effective tax rate of our Thailand subsidiary in connection with the then-upcoming transition from a 100% income tax exemption to a 50% exemption in 2022 under an applicable tax incentive, largely offset by a $6.0 million Repatriation Expense related to certain of our Chinese subsidiaries. In 2021, we expected to repatriate cash from certain of our Chinese subsidiaries and recorded a $15.3 million deferred tax liability in connection therewith. Upon such repatriation in 2022, we reversed $10.3 million of this deferred tax liability and recorded a current income tax expense for withholding taxes in an equal amount. Taxable foreign exchange impacts were not significant in 2021.

Our net income tax expense for 2020 included $18.3 million of tax expenses relating to current and future withholding taxes associated with repatriations of undistributed earnings from certain of our Chinese and Thai subsidiaries that occurred in 2020 or were then-anticipated to occur in the foreseeable future, offset in large part by the following favorable impacts: (i) $4.1 million in tax benefits related to return-to-provision adjustments for changes in estimates related to prior years based on changes in facts or circumstances, (ii) the recognition of $2.6 million of previously unrecognized deferred tax assets of our Japanese subsidiary, (iii) $5.1 million in favorable Currency Impacts arising primarily from the strengthening of the Chinese renminbi relative to the U.S. dollar, and (iv) a $5.7 million reversal of tax uncertainties in certain of our Asian subsidiaries in Q1 2020.

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

If the recent global minimum tax agreement is implemented in the jurisdictions in which we do business, it could, among other things, increase cash taxes, increase audit risk, and increase our worldwide corporate effective tax rate. In addition, the Organization for Economic Cooperation and Development continues to issue guidelines and proposals related to Base Erosion and Profit Shifting which may result in legislative changes that could reshape international tax rules in numerous countries and negatively impact our effective tax rate. We cannot predict the outcome of any specific legislative proposals or initiatives, and we cannot provide assurance that any such legislation or initiative will not apply to us. Legislation or other changes in international tax laws could increase our tax liability or adversely affect our overall profitability and results of operations. We will continue to monitor the progress of global tax reform agreements and initiatives.

Our tax incentives currently consist of tax exemptions for the profits of our Thailand and Laos subsidiaries. We have three income tax incentives (including an incentive that commenced in 2022) in Thailand. One of these incentives allows for a 50% income tax exemption until its expiration in 2027. The second incentive allows for a 100% income tax and distribution tax exemption for eight years, and expires in 2028. The third incentive allows for a 100% income tax exemption for six years, and expires in 2028. Our tax incentive in Laos allows for a 100% income tax exemption until 2025, and a reduced income tax rate of 8% thereafter. Upon full expiry of each of the incentives, taxable profits associated with such incentives become fully taxable. Our tax expense could increase significantly if certain tax incentives from which we benefit are retracted or expire.

We received an approval from the Malaysian authorities in 2020 for an income tax incentive for one of our Malaysian subsidiaries, which provided a 50% income tax exemption for a period of five years (a significant portion of which applied to previous periods) for certain product sets manufactured by such subsidiary. In 2022, Malaysian authorities determined that this incentive would cover the tax periods from 2016 to 2021, but the applicable benefit was not significant in any such year.

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

In 2017, the Brazilian Ministry of Science, Technology, Innovation and Communications issued assessments seeking to disqualify certain research and development expenses of our Brazilian subsidiary for the years 2006 to 2009. As of the end of Q1 2022, this matter was completely resolved with no adjustment to our original filing positions for any relevant year.

In Q3 2021, the Romanian tax authorities issued a final tax assessment in the aggregate amount of approximately 31 million Romanian leu (approximately $7 million at period-end exchange rates), for additional income and value-added taxes for one of our Romanian subsidiaries for the 2014 to 2018 tax years. In order to advance our case to the appeals phase and reduce or eliminate potential interest and penalties, we paid the Romanian tax authorities the full amount assessed in Q3 2021 (without agreement to all or any portion of such assessment). We believe that our originally-filed tax return positions are in compliance with applicable Romanian tax laws and regulations, and intend to vigorously defend our position through all necessary appeals or other judicial processes.
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

Net earnings:

    Net earnings for 2022 increased $41.6 million compared to 2021. The increase was primarily due to $149.3 million in higher gross profit, offset in part by $34.8 million in higher SG&A, $14.6 million in higher amortization of intangible assets (substantially due to the PCI acquisition in November 2021), $28.0 million in higher Finance Costs, and $26.0 million in higher income tax expense.

    Net earnings for 2021 increased $43.3 million compared to 2020. The increase was primarily due to $49.4 million in higher gross profit and an aggregate of $19.2 million in lower other charges, net of recoveries and Finance Costs, offset in part by $14.4 million in higher SG&A expense and $8.5 million in higher R&D costs (in support of our HPS business) in 2021 as compared to 2020.

Liquidity and Capital Resources
Liquidity

The following tables set forth key liquidity metrics for the periods indicated (in millions):

	December 31
	2020	2021	2022
Cash and cash equivalents	$463.8	$394.0	$374.5
Borrowings under credit facility*	470.4	660.4	627.2
 * excluding ordinary course letters of credit.

	Year ended December 31
	2020	2021	2022
Cash provided by operating activities	$239.6	$226.8	$297.9
Cash used in investing activities	(51.0)	(364.3)	(108.9)
Cash provided by (used in) financing activities	(204.3)	67.7	(208.5)

Changes in non-cash working capital items (included in operating activities above):
A/R	$(40.7)	$(102.4)	$(133.3)
Inventories	(99.3)	(521.9)	(717.3)
Other current assets	(0.5)	(11.5)	(51.6)
A/P, accrued and other current liabilities and provisions	117.0	556.9	813.4
Working capital changes	$(23.5)	$(78.9)	$(88.8)

Cash provided by operating activities:

In 2022, we generated $297.9 million of cash from operating activities compared to $226.8 million in 2021. The $71.1 million increase in cash from operating activities in 2022 as compared to 2021 was primarily due to $41.6 million higher net earnings in 2022 compared to 2021 and the following non-cash add-backs to net earnings: (i) $18.5 million in higher depreciation and amortization (due to the PCI acquisition in November 2021), (ii) $28.0 million in higher Finance Costs, and (iii) $17.6 million in higher employee SBC expense, partially offset by $9.9 million in higher working capital requirements. Higher working capital requirements for 2022 as compared to 2021 primarily reflect a $30.9 million reduction in A/R cash flows, a $195.4 million reduction in inventory cash flows and a $40.1 million reduction in other current assets cash flows, which more than offset a $256.5 million improvement in A/P cash flows. The decrease in A/R cash flows in 2022 compared to 2021 was due to the timing of collections and a higher A/R balance as of December 31, 2022 (driven by higher revenue in Q4 2022 compared to Q4 2021), partially offset by the impact of increased A/R sold through our A/R sales program and customer SFPs. The decrease in inventory cash flows in 2022 compared to 2021 was due to higher inventory levels carried at the end of 2022. We carried higher inventory levels to support the strong growth of our business and to secure supply given continuing global supply chain constraints and longer lead times for certain components. However, a significant portion of our inventory purchases were covered by cash deposits received from our customers, which helped to alleviate the impact of such purchases on our cash flows. The decrease in other current assets cash flows in 2022 compared to 2021 was due to a delay in the recovery of indirect taxes in certain jurisdictions and the timing of vendor deposit payments. The improvement in A/P cash flows in 2022 as compared to 2021 was due to an increase in cash deposits received from customers to cover inventory purchases, as well as the timing of payments (see "Summary of Key Operating Results and Financial Information" above). Our A/P cash flow levels may decrease in subsequent periods as payments are made, and as cash deposit balances change.

In 2021, we generated $226.8 million of cash from operating activities compared to $239.6 million in 2020. The $12.8 million decrease in cash from operating activities in 2021 as compared to 2020 was primarily due to $55.4 million in higher working capital requirements, offset in significant part by $43.3 million higher net earnings in 2021 compared to 2020. Higher working capital requirements for 2021 as compared to 2020 primarily reflect a $61.7 million reduction in A/R cash flows and a $422.6 million reduction in inventory cash flows, which more than offset a $439.9 million improvement in A/P cash flows. The reduction in A/R cash flows was due to the timing of collections, as well as higher A/R levels carried at the end of 2021 compared to the end of 2020, resulting from higher revenue earned in Q4 2021 compared to Q4 2020. The reduction in inventory cash flows was due to higher inventory levels carried at the end of 2021 compared to the end of 2020. We carried higher inventory levels at the end of 2021 primarily to support the ramping of new programs and anticipated future demand, including for our HPS business, to help secure supply to mitigate the impact of global supply chain constraints and longer lead times for certain components, and as a result of the PCI acquisition. However, a significant portion of our inventory purchases were covered by cash deposits received from our customers, which helped to alleviate the impact of such purchases on our cash flows. Improvement in A/P cash flows was due to an increase in these cash deposits, as well as timing of payments.

From time to time, we extend payment terms applicable to certain customers, and/or provide longer payment terms to new customers. To substantially offset the effect of extended payment terms for particular customers on our working capital, we participate in three customer SFPs, pursuant to which we sell A/R from such customers to third-party banks on an uncommitted basis to receive earlier payment. See "Summary of Key Operating Results and Financial Information" above and "Capital Resources" below for amounts of A/R sold under such arrangements during recent periods.

Non-IFRS adjusted free cash flow:

Non-IFRS adjusted free cash flow is a non-IFRS financial measure without a standardized meaning and may not be comparable to similar measures presented by other companies. Non-IFRS adjusted free cash flow was previously referred to as non-IFRS free cash flow, but has been renamed. Its composition remains unchanged. We define non-IFRS adjusted free cash flow as cash provided by or used in operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), lease payments, and Finance Costs paid (excluding debt issuance costs paid and any credit agreement waiver fees paid). As we do not consider debt issuance costs paid ($0.8 million in 2022; $3.6 million in 2021; $0.6 million in 2020) or such waiver fees (when applicable) to be part of our ongoing financing expenses, these costs are excluded from total Finance Costs paid in our determination of non-IFRS adjusted free cash flow. Note, however, that non-IFRS adjusted free cash flow does not represent residual cash flow available to Celestica for discretionary expenditures. Management uses non-IFRS adjusted free cash flow as a measure, in addition to IFRS cash provided by or used in operations (described above), to assess our operational cash flow performance. We believe non-IFRS adjusted free cash flow provides another level of transparency to our liquidity.

A reconciliation of non-IFRS adjusted free cash flow to cash provided by operating activities measured under IFRS is set forth below:

	Year ended December 31
(in millions)	2020	2021	2022
IFRS cash provided by operations	$239.6	$226.8	$297.9
Purchase of property, plant and equipment, net of sales proceeds	(51.0)	(49.6)	(108.9)
Lease payments	(33.7)	(40.0)	(46.0)
Finance Costs paid (excluding debt issuance costs paid)	(28.9)	(22.4)	(49.2)
Non-IFRS adjusted free cash flow	$126.0	$114.8	$93.8

Our non-IFRS adjusted free cash flow of $93.8 million for 2022 decreased $21.0 million compared to 2021, due primarily to a $59.3 million increase in cash flows used to purchase property, plant and equipment (as described below) and $26.8 million in higher Finance Costs paid (excluding debt issuance costs paid) (see "Operating Results — Finance Costs" above), partially offset by $71.1 million in higher cash generated from operations (as described above).

Our non-IFRS adjusted free cash flow of $114.8 million for 2021 decreased $11.2 million compared to 2020, due primarily to $12.8 million in lower cash generated from operating activities in 2021 (as described above). In addition, the higher lease payments in 2021 compared to 2020 were offset by lower Financing Costs.

Cash used in investing activities:

Our capital expenditures for 2022 were $109.0 million (2021 — $52.2 million; 2020 — $52.8 million), primarily to enhance our manufacturing capabilities in various geographies and to support new customer programs, including expanding our footprint at certain of our U.S., Southeast Asia and Mexico facilities (split approximately evenly between our segments in each such year). Our capital expenditures in 2022 included expenditures to support growth in our HPS business and our ATS segment. Our capital expenditures for 2021 included the expansion of an Atrenne facility in the U.S. (Minnesota) to accommodate additional capacity for our A&D customers and customers in other highly regulated markets, and to support CCS segment growth, particularly our HPS business (including additional manufacturing lines at our former Cisco facility). Our capital expenditures for 2020 included the expansion of our Atrenne facilities in the U.S. to accommodate additional capacity for our defense customers and our A&D licensing business. Overall capital expenditures in 2021 and 2020 were lower than originally anticipated, as a result of delays or the shifting of programs or spending to future periods. We fund our capital expenditures from cash on hand and through the financing arrangements described below. See footnote (iii) to the "Additional Commitments" table below for information with respect to commitments for capital expenditures as of December 31, 2022.

On November 1, 2021, we completed the acquisition of PCI. The purchase price for PCI was $314.7 million, net of $11.4 million of cash acquired.

Cash provided by (used in) financing activities:

SVS repurchases:

    See "Summary of Key Operating Results and Financial Information" above for a table detailing repurchases of SVS during each of 2020, 2021 and 2022.

Financing and Finance Costs:

Credit Agreement

We are party to a credit agreement (Credit Facility) with Bank of America, N.A., as Administrative Agent, and the other lenders party thereto, which as of a December 6, 2021 amendment thereto, includes a term loan in the original principal amount of $350.0 million (Initial Term Loan), a term loan in the original principal amount of $365.0 million (Incremental Term Loan), and a $600.0 million revolving credit facility (Revolver). Prior to such amendment, the Credit Facility included the Initial Term Loan, a term loan in the original principal amount of $250.0 million (Terminated Term Loan), the outstanding borrowings under which were fully repaid on December 6, 2021 with a portion of the proceeds of the Incremental Term Loan, and commitments of $450.0 million under the Revolver. The Initial Term Loan and the Incremental Term Loan are collectively referred to as the Term Loans.

The Initial Term Loan matures in June 2025. The Incremental Term Loan and the Revolver each mature on March 28, 2025, unless either (i) the Initial Term Loan has been prepaid or refinanced or (ii) commitments under the Revolver are available and have been reserved to repay the Initial Term Loan in full, in which case the Incremental Term Loan and Revolver each mature on December 6, 2026.

The Incremental Term Loan requires quarterly principal repayments of $4.5625 million, and each of the Term Loans requires a lump sum repayment of the remainder outstanding at maturity. The Initial Term Loan required quarterly principal repayments of $0.875 million, all of which were paid by the first half of 2020. We are also required to make annual prepayments of outstanding obligations under the Credit Facility (applied first to the Term Loans, then to the Revolver, in the manner set forth in the Credit Facility) ranging from 0% — 50% (based on a defined leverage ratio) of specified excess cash flow (ECF) for the prior fiscal year. A mandatory prepayment of $107.0 million (ECF Amount) was required and paid during the first half of 2020 based on this provision. No prepayments based on ECF were required in 2021 or 2022, or will be required in 2023. In addition, prepayments of outstanding obligations under the Credit Facility (applied as described above) may also be required in the amount of specified net cash proceeds received above a specified annual threshold (including proceeds from the disposal of certain assets). No Credit Facility prepayments based on net cash proceeds were required in 2020, 2021 or 2022, or will be required in 2023. Any outstanding amounts under the Revolver are due at maturity.

In 2022, we made the scheduled principal repayments of $4.5625 million each quarter under the Incremental Term Loan, and voluntarily prepaid $15.0 million under the Initial Term Loan in Q4 2022. In addition, we made Intra-Quarter Borrowings/Repayments during 2022 ranging from $228 million to $359 million.

During Q1 2021, we repaid an aggregate of $30.0 million under the Terminated Term Loan. On October 27, 2021, we borrowed $220.0 million under the Revolver to fund a portion of the purchase price for our November 2021 acquisition of PCI. On December 6, 2021, upon receipt of the net proceeds from the $365.0 million Incremental Term Loan, we repaid all remaining amounts outstanding under the Terminated Term Loan ($145.0 million), terminating such loan, and repaid $215.0 million of the $220.0 million borrowed under the Revolver. On December 29, 2021, we repaid the remaining $5.0 million outstanding under the Revolver with available cash. In addition, we made Intra-Quarter Borrowings/Repayments during 2021 ranging from nil to $290 million.

During Q1 2020, we made the scheduled quarterly principal repayment of $0.875 million under the Initial Term Loan, and also prepaid an aggregate of $60.0 million under the Terminated Term Loan. On April 27, 2020, we prepaid $47.0 million under the Initial Term Loan. These two prepayments were first applied to all remaining scheduled quarterly principal repayments of the Initial Term Loan and Terminated Term Loan prior to maturity, as applicable, and thereafter to remaining applicable principal amounts outstanding thereunder. These prepayments also represented payment in full of the ECF Amount. In June 2020, we prepaid an additional $1.5 million under the Initial Term Loan and $12.5 million under the Terminated Term Loan. In addition, we made Intra-Quarter Borrowings/Repayments during 2020 ranging from $10 million to $57 million.

    Activity under our Credit Facility for the periods indicated is set forth below (in millions):

	Revolver*	Term loans
Outstanding balances as of December 31, 2019	$—	$592.3
Amount repaid in Q1 2020	—	(60.9)
Amount repaid in Q2 2020	—	(61.0)
Outstanding balances as of December 31, 2020	$—	$470.4
Amount repaid in Q1 2021	—	(30.0)
Amount borrowed in Q4 2021	220.0	365.0
Amount repaid in Q4 2021	(220.0)	(145.0)
Outstanding balances as of December 31, 2021	$—	$660.4
Amount repaid in Q1 2022	—	(4.5625)
Amount repaid in Q2 2022	—	(4.5625)
Amount repaid in Q3 2022	—	(4.5625)
Amount repaid in Q4 2022	—	(19.5625)
Outstanding balances as of December 31, 2022	$—	$627.2
*In addition to borrowings for the acquisition of PCI, we made Intra-Quarter Borrowings/Repayments during certain quarters of 2020, 2021 and 2022 (as described above). Intra-Quarter Borrowings/Repayments other than those related to the acquisition of PCI, are offset against each other, and are excluded from this table.

Interest expense under the Credit Facility, including the impact of our interest rate swap agreements (described below), was $38.3 million in 2022 (2021 — $20.7 million; 2020 — $26.0 million). We paid higher interest under our Credit Facility in 2022 compared to the prior two years, as a result of higher intra-quarter borrowings under the Revolver to address short-term working capital needs, higher average Term Loan borrowings due to increased borrowings in Q4 2021 to fund a portion of the PCI acquisition price, and increased interest rates. Any further increase in prevailing interest rates, margins, or amounts borrowed, would cause this amount to increase. Under the Credit Facility, we are required to pay a commitment fee on the unused portion of the Revolver, which is calculated based on a defined consolidated leverage ratio and the daily balance outstanding. Commitment fees paid during 2022 were $1.4 million (2021 — $1.8 million; 2020 — $1.9 million). We incurred debt issuance costs of $0.6 million in 2022 (2021 — $4.0 million; 2020 — $0.3 million) in connection with security arrangements under, and/or the amendment of, the Credit Facility. Debt issuance costs are deferred on our consolidated balance sheet and amortized to Finance Costs. In December 2021, we accelerated the amortization of $2.6 million of unamortized deferred financing costs upon termination of the Terminated Term Loan, which we recorded in other charges. See "Operating Results — Finance Costs" above for a description of Finance Costs paid in 2022, 2021 and 2020.

Interest rates for outstanding borrowings under the Credit Facility as of December 31, 2022, are described under "Capital Resources" below.
Lease payments:

    During 2022, we paid $46.0 million (2021 — $40.0 million; 2020 — $33.7 million) in lease payments. Lease payments in 2020 were lower compared to 2022 and 2021 primarily as a result of tenant improvement allowances of $4.2 million received in 2020 with respect to a new building lease for one of our Atrenne sites.

Cash requirements:

Our working capital requirements can vary significantly from month-to-month due to a range of business factors, including the ramping of new programs, expansion of our services and business operations, timing of purchases, higher levels of inventory for new programs and anticipated customer demand, timing of payments and A/R collections, and customer forecasting variations. The international scope of our operations may also create working capital requirements in certain countries while other countries generate cash in excess of working capital needs. Moving cash between countries on a short-term basis to fund working capital is not always expedient due to local currency regulations, tax considerations, and other factors. To meet our working capital requirements and to provide short-term liquidity, we typically draw on the Revolver (including through Intra-Quarter Borrowings/Repayments), sell A/R through our A/R sales program, and participate in customer SFPs, when permitted. The timing and the amounts we borrow or repay under these facilities can vary significantly from month-to-month depending upon our cash requirements. Due to higher working capital requirements in 2022 resulting from the growth of our business, as well as the higher inventory levels we maintained to secure supply given global supply chain constraints and longer lead times for certain components, we increased Intra-Quarter Borrowings/Repayments and A/R sales through our A/R sales program and customer SFPs compared to prior years. Based on our current cash flow budgets and forecasts of our short-term and long-term liquidity needs, we continue to believe that our current and projected sources of liquidity will be sufficient to fund our anticipated liquidity needs for the next twelve months and beyond. Specifically, we continue to believe that cash flow from operating activities, together with cash on hand, availability under the Revolver ($582.0 million at December 31, 2022), potential availability under uncommitted intraday and overnight bank overdraft facilities, and cash from accepted sales of A/R, will be sufficient to fund our anticipated working capital needs, planned capital spending, and other cash requirements (including any required SBC share repurchases, debt repayments and interest expense). See "Capital Resources" below. Notwithstanding the foregoing, although we anticipate that we will be able to repay or refinance outstanding obligations under our Credit Facility when they mature (our primary current long-term cash liquidity requirement), there can be no assurance we will be able to do so, or that the terms of any such refinancing will be favorable. In addition, we may require additional capital in the future to fund capital expenditures, acquisitions (including contingent consideration payments), strategic transactions or other investments. We will continue to assess our liquidity position and potential sources of supplemental liquidity in view of our objectives, operating performance, economic and capital market conditions and other relevant circumstances. Our operating performance may also be affected by matters discussed under the Risk Factors section of our 2022 Annual Report, of which this MD&A is a part. These risks and uncertainties may adversely affect our long-term liquidity.

Contractual Obligations:

As at December 31, 2022, we had known contractual obligations that require future payments as follows (in millions):

	Total	2023	2024	2025	2026	2027	Thereafter
Borrowings under Credit Facility(i)	$627.2	$18.25	$18.25	$298.7	$292.0	$—	$—
Lease obligations(ii)	199.6	42.7	30.9	25.5	21.2	16.8	62.5
Pension plan contributions(iii)	15.5	15.5	—	—	—	—	—
Non-pension post-employment plan payments	53.9	4.3	4.2	4.2	4.4	4.9	31.9
Binding purchase order obligations (iv)	4,388.1	4,161.3	207.8	19.0	—	—	—
Purchase obligations under IT support agreements	103.1	25.3	20.6	15.6	12.2	11.4	18.0
Total(v)	$5,387.4	$4,267.4	$281.8	$363.0	$329.8	$33.1	$112.4
(i)     Represents annual amortization of the Incremental Term Loan, as well as principal repayment obligations at maturity (June 2025 for our borrowings under the Initial Term Loan and an assumed maturity date of December 2026 for the Incremental Term Loan), based on amounts outstanding as of December 31, 2022, but excludes related interest and fees. See "Liquidity — Cash provided by (used in) financing activities — Financing and Finance Costs" above for maturity dates, prepayment obligations, and annual interest and commitment fees paid under the Credit Facility in 2020 - 2022. See "Capital Resources" below and note 11 to our 2022 AFS for a description of the Credit Facility, including amounts outstanding thereunder, and applicable interest rates and margins. No mandatory principal prepayments of the Term Loans based on specified ECF or net cash proceeds will be required for 2023, but we are currently unable to determine whether any such prepayments will be required thereafter. Payment defaults under the Credit Facility will incur interest on unpaid amounts at an annual rate equal to the sum of (i) 2%, plus (ii) the rate per annum otherwise applicable to such unpaid amounts, or if no rate is specified or available, the rate per annum applicable to Base Rate revolving loans. If an event of default occurs and is continuing (and is not waived), the Administrative Agent may declare all amounts under the Credit Facility to be immediately due and payable, and may cancel the lenders' commitments to make further advances thereunder.

(ii)    Consists of lease payments associated with lease liabilities recognized on our consolidated balance sheet as of December 31, 2022, as well as lease payments under our lease of certain space in Richardson, Texas (Texas Lease) from April 2027 through March 2032 ($0.9 million in 2027 and $5.6 million thereafter). The Texas Lease was not recognized as a liability as of December 31, 2022 on our consolidated balance sheet because the lease has not yet commenced. In addition, in connection with the 2019 sale of our Toronto real property, we entered into a 10-year lease for our then-anticipated corporate headquarters to be built by the purchaser of such property on the site of our former location. Commencement of this lease was targeted to be in May 2023, but has been delayed due to construction issues. Upon commencement, the estimated annual basic rent for the space will be approximately $2.1 million Canadian dollars for each of the first five years, and approximately $2.2 million Canadian dollars for each of the remaining five years. These lease payments are excluded from the table above due to the uncertainty of the timing of the lease commencement date.
(iii)    Based on our latest actuarial valuations, we estimate our funding requirement for 2023 to be $15.5 million (2022 — funding requirement of $14.5 million; 2021 — funding requirement of $15.4 million). See note 18 to our 2022 AFS. A significant deterioration in the asset values or asset returns could lead to higher than expected future contributions. Adjustments to actuarial valuation measurements may also result in higher future cash contributions. We fund our pension contributions from cash on hand. Although we have defined benefit plans that are currently in a net unfunded position, we do not expect our pension obligations will have a material adverse impact on our future results of operations, cash flows or liquidity.
(iv)    Consists of anticipated payments for purchase obligations recognized on our consolidated balance sheet as of December 31, 2022 ($1,440.8 million recorded in A/P and $466.6 million recorded in accrued and other current liabilities, both included in the amount for 2023) and $2,480.7 million in outstanding purchase orders not recognized on our consolidated balance sheet as of December 31, 2022, as the related services or purchases were not rendered or received (as applicable) as of December 31, 2022. A substantial portion of these purchase orders are for standard inventory items which we have procured for specific customers based on their purchase orders or forecasts, under which such customers have contractually assumed liability for such material, if not consumed. In some cases, we have cash deposits from customers to help mitigate our exposure in connection with acquired inventory.
(v)    This table excludes $51.7 million of long-term deferred income tax liabilities and $32.5 million of provisions and other non-current liabilities primarily pertaining to warranties and asset retirement obligations, as we are unable to reliably estimate the timing of any future payments related thereto. However, long-term liabilities included on our consolidated balance sheet include these items. In addition, at December 31, 2022, our interest rate swap agreements require us to pay a fixed rate of interest with respect to an aggregate of $330.0 million outstanding under the Term Loans. These payments, however, are partially offset by related interest we receive, based on the variable interest rates swapped. As the offsets are not determinable and vary from quarter to quarter, this table also excludes the interest payments on our interest rate swap agreements. Further, we have entered into the TRS Agreement with respect to a notional amount of 3.0 million SVS to manage our cash flow requirements and exposure to fluctuations in the price of our SVS in connection with the settlement of certain outstanding equity awards under our SBC plans. Under the TRS Agreement, the counterparty is obligated to make a payment to us upon its termination (in whole or in part) or expiration (Settlement) based on the increase (if any) in the value of the TRS (as defined in such agreement) over the agreement's term, in exchange for periodic payments made by us based on the counterparty's SVS purchase costs (or the trade date value of the notional amount if the counterparty elects not to make hedging SVS purchases) and a variable interest rate plus a specified margin. Similarly, if the value of the TRS decreases over the term of such agreement, we are obligated to pay the counterparty the amount of such decrease upon Settlement. As the interest payments will vary from period to period and the value of our SVS upon Settlement cannot be determined at this time, this table also excludes the interest and or other payments that may be payable by us with respect to the TRS Agreement.

Additional Commitments:

    As at December 31, 2022, we had additional commitments that expire as follows (in millions):

	Total	2023	2024	2025	2026	2027	Thereafter
Foreign currency contracts and swaps(i)	$684.7	$684.7	$—	$—	$—	$—	$—
Letters of credit, letters of guarantee and surety bonds(ii)	41.8	14.5	4.7	0.1	18.0	—	4.5
Capital expenditures(iii)	9.7	9.7	—	—	—	—	—
Total	$736.2	$708.9	$4.7	$0.1	$18.0	$—	$4.5

(i)     Represents the aggregate notional amounts of our forward currency contracts and swaps.
(ii)    Includes $18.0 million in letters of credit issued under our Revolver, with an assumed maturity of December 2026. See "Liquidity — Cash provided by (used in) financing activities — Financing and Finance Costs" above for maturity dates of obligations under the Credit Facility.

(iii)    As at December 31, 2022, management had approved $52.5 million for capital expenditures, primarily for machinery and equipment to support new customer programs (approximately 40% which is committed for the Americas, approximately 50% of which is committed for Asia, and the remainder of which is committed for Europe). Of such approved amount, $9.7 million in purchase orders had been issued to third-party vendors as of December 31, 2022. Our capital spending varies each period based on, among other things, the timing of new business wins and forecasted sales levels. Based on our current plans, we anticipate capital spending for 2023 to be approximately 1.5% to 2.0% of revenue, and expect to fund these expenditures from cash on hand and through the financing agreements described below under "Capital Resources." Our intended 2023 capital spending includes expenditures to support growth in both of our segments.

Cash outlays for our contractual obligations and commitments identified in the tables above are expected to be funded from cash on hand and through the financing arrangements described below under "Capital Resources."

Financing Arrangements:

The Incremental Term Loan requires quarterly principal repayments of $4.5625 million, and each of the Term Loans requires a lump sum repayment of the remainder outstanding at maturity. As described above, we are also required to make annual prepayments of outstanding obligations under the Credit Facility based on specified ECF and net cash proceeds. Although no such prepayments will be required in 2023, such prepayments may be required in future years. Any outstanding amounts under the Revolver are due at maturity. See "Liquidity — Cash provided by (used in) financing activities — Financing and Finance Costs" above for annual interest expense and commitment fees under the Credit Facility, as well as a description of Intra-Quarter Borrowings/Repayments. Interest rates applicable to borrowings under the Credit Facility are described under "Capital Resources" below.

We do not believe that the aggregate amounts outstanding under our Credit Facility as at December 31, 2022 ($627.2 million under the Term Loans, and $18.0 million in ordinary course letters of credit), had or will have a material adverse impact on our liquidity, our results of operations or financial condition (unless our debt obligations mature without refinancing). In addition, since all Intra-Quarter Borrowings/Repayments are borrowed and repaid in the same period, we do not believe that such borrowings had (or that any such future borrowings will have) a material adverse impact on our liquidity, results of operations or financial condition. See "Capital Resources" below for a description of our available sources of liquidity.

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

    The Credit Facility contains restrictive covenants that limit our ability to engage in specified types of transactions, and prohibit share repurchases for cancellation if our leverage ratio (as defined in such facility) exceeds a specified amount, as well as specified financial covenants (described in "Capital Resources" below). Currently, we expect to remain in compliance with our Credit Facility covenants. However, our ability to maintain compliance with applicable financial covenants will depend on our ongoing financial and operating performance, which, in turn, may be impacted by economic conditions and financial, market, and competitive factors, many of which are beyond our control. A breach of any such covenants could result in a default under the instruments governing our indebtedness.

At December 31, 2022, $245.6 million of A/R were sold under our current A/R sales program (December 31, 2021 — $45.8 million). We have increased, and may continue to increase (if deemed desirable), the amounts we offer to sell under, our A/R sales program to manage our short-term ordinary course cash requirements (which increased in 2022 compared to recent years as described above). In order to allow for such increased A/R sales, in September 2022, we amended our A/R sales program to increase the prior limit of $300.0 million to $405.0 million. In addition, to offset the impact of extended payment terms for particular customers on our working capital, we also participate in three customer SFPs, pursuant to which we sell A/R from such customers to third-party banks on an uncommitted basis to receive earlier payment. At December 31, 2022, an aggregate of $105.6 million of A/R were sold under the SFPs (December 31, 2021 — $98.0 million). See "Capital Resources" below for a description of our A/R sales program and SFPs.

TRS:

On December 15, 2022, we entered into the TRS Agreement with a third-party bank with respect to a notional amount of 3.0 million of our SVS (Notional Amount) to manage our cash flow requirements and exposure to fluctuations in the price of our SVS in connection with the settlement of certain outstanding equity awards under our SBC plans. The counterparty under the TRS Agreement is obligated to make a payment to us upon its termination (in whole or in part) or expiration (Settlement) based on the increase (if any) in the value of the TRS (as defined in the TRS Agreement) over the agreement's term, in exchange for periodic payments made by us based on the counterparty's SVS purchase costs (or the trade date value of the Notional Amount if the counterparty elects not to make hedging SVS purchases) and a variable interest rate plus a specified margin. Similarly, if the value of the TRS (as defined in the TRS Agreement) decreases over the term of the TRS Agreement, we are obligated to pay the counterparty the amount of such decrease upon Settlement. If the counterparty purchases SVS, the change in value of the TRS is determined by comparing the average amount realized by the counterparty upon the disposition of purchased SVS to the average amount paid for such SVS. If the counterparty does not purchase SVS, the change in value of the TRS is determined by comparing the trade date value of the Notional Amount to the value of the Notional Amount upon Settlement. As the interest payments under the TRS Agreement will vary from period to period and the value of our SVS upon Settlement cannot be ascertained in advance, we cannot determine future interest and/or other payments that may be payable by (or to) us with respect to our TRS Agreement. We expect to fund required payments under our TRS Agreement from cash on hand.

Repatriations:

As at December 31, 2022, a significant portion of our cash and cash equivalents was held by foreign subsidiaries outside of Canada, a large part of which may be subject to withholding taxes upon repatriation under current tax laws. Cash and cash equivalents held by subsidiaries, which we do not intend to repatriate in the foreseeable future, are not subject to these withholding taxes. We repatriated approximately $253 million of cash in 2022 from various of our foreign subsidiaries, and remitted related previously-accrued withholding taxes (approximately $12 million). We currently expect to repatriate an aggregate of approximately $64 million of cash in the foreseeable future from various foreign subsidiaries, and have recorded anticipated related withholding taxes as deferred income tax liabilities (approximately $6 million). While some of our subsidiaries are subject to local governmental restrictions on the flow of capital into and out of their jurisdictions (including in the form of cash dividends, loans or advances to us), which is required or desirable from time to time to meet our international working capital needs and other business objectives (as described above), these restrictions have not had (and are not reasonably likely to have) a material impact on our ability to meet our cash obligations. At December 31, 2022, we had approximately $297 million (December 31, 2021 — $250 million) of cash and cash equivalents held by foreign subsidiaries outside of Canada that we do not intend to repatriate in the foreseeable future.

Capital Expenditures:

Our capital spending varies each period based on, among other things, the timing of new business wins and forecasted sales levels. See footnote (iii) to the "Additional Commitments" table above for a description of approved capital expenditure amounts as of December 31, 2022, and anticipated capital expenditures for 2023. We expect to fund these expenditures from cash on hand and through the financing arrangements described below under "Capital Resources."

SVS Repurchases:

    We have funded and intend to continue to fund our SVS repurchases under our NCIBs from cash on hand, borrowings under the Revolver, or a combination thereof. We have funded, and expect to continue to fund, SVS repurchases to satisfy delivery obligations under SBC plan awards from cash on hand. The timing of, and the amounts paid for, these repurchases can vary from period to period. See "Summary of Key Operating Results and Financial Information" above.

Restructuring Provision:

Our restructuring provision as of February 21, 2023 is approximately $5 million. We expect to incur incremental restructuring charges in 2023. We have funded and intend to continue to fund our restructuring provisions from cash on hand.

Lease Obligations:

At December 31, 2022, we recognized a total of $162.4 million of lease obligations (December 31, 2021 — $138.6 million; December 31, 2020 — $122.7 million). Also see footnote (ii) to the "Contractual Obligations" table above. All lease obligations are expected to be funded with cash on hand and through the financing arrangements described below under "Capital Resources."

Litigation and contingencies (including indemnities):

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes, and other matters. Management believes that adequate provisions have been recorded where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity. See "Operating Results — Income Taxes" above for a description of an ongoing Romanian income and value-added tax matter.

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

At December 31, 2022, we had cash and cash equivalents of $374.5 million (December 31, 2021 — $394.0 million), the majority of which was denominated in U.S. dollars. We also held cash and cash equivalents in the following currencies: British pound sterling, Brazilian real, Canadian dollar, Chinese renminbi, Czech koruna, Euro, Hong Kong dollar, Indian rupee, Indonesian rupiah, Japanese yen, Korean won, Lao kip, Malaysian ringgit, Mexican peso, Philippine peso, Romanian leu, Singapore dollar, Taiwan dollar, and Thai baht. Our cash and cash equivalents are subject to intra-quarter swings, generally related to the timing of A/R collections, inventory purchases and payments, and other capital uses.

As of December 31, 2022, an aggregate of $627.2 million was outstanding under the Term Loans, and other than ordinary course letters of credit, no amounts were outstanding under the Revolver (December 31, 2021 — $660.4 million was outstanding under the Term Loans, and other than ordinary course letters of credit, no amounts were outstanding under the Revolver). See "Liquidity — Cash provided by (used in) financing activities — Financing and Finance Costs" above for a discussion of amounts borrowed and repaid under our Credit Facility during 2020, 2021 and 2022. Except under specified circumstances, and subject to the payment of breakage costs (if any), we are generally permitted to make voluntary prepayments of outstanding amounts under the Revolver and the Term Loans without any other premium or penalty. Repaid amounts on the Term Loans may not be re-borrowed. Repaid amounts on the Revolver may be re-borrowed. At December 31, 2022, we had $582.0 million available under the Revolver for future borrowings, after reflecting outstanding letters of credit issued under the Credit Facility (December 31, 2021 — $579.0 million of availability).

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

Borrowings under the Revolver bear interest, depending on the currency of the borrowing and our election for such currency, at LIBOR, Base Rate, Canadian Prime, an Alternative Currency Daily Rate, or an Alternative Currency Term Rate (each as defined in the Credit Facility) plus a specified margin. The margin for borrowings under the Revolver and the Incremental Term Loan ranges from 1.50% — 2.25% for LIBOR borrowings and Alternative Currency borrowings, and between 0.50% — 1.25% for Base Rate and Canadian Prime borrowings, in each case depending on the rate we select and our consolidated leverage ratio (as defined in the Credit Facility). Commitment fees range between 0.30% and 0.45% depending on our consolidated leverage ratio. The Initial Term Loan currently bears interest at LIBOR plus 2.125%. The Incremental Term Loan currently bears interest at LIBOR plus 2.0%. See "Financial instruments and financial risks" below for a description of the LIBOR successor provisions under the Credit Facility. Prior to the amendments to our Credit Facility in December 2021, the margin for borrowings under the Revolver ranged from 0.75% to 2.5%, commitment fees ranged between 0.35% and 0.50%, in each case depending on the rate we selected and our consolidated leverage ratio, the Initial Term Loan bore interest at LIBOR plus 2.125%, and the Terminated Term Loan bore interest at LIBOR plus 2.5%.

In order to partially hedge against our exposure to interest rate variability on our Term Loans, we have entered into various agreements with third-party banks to swap the variable interest rate with a fixed rate of interest. At December 31, 2022, we had: (i) interest rate swaps hedging the interest rate risk associated with $100.0 million of our Initial Term Loan borrowings that expire in August 2023 (Initial Swaps); (ii) interest rate swaps hedging the interest rate risk associated with $100.0 million of our Initial Term Loan borrowings, for which the cash flows commence upon the expiration of the Initial Swaps and continue through June 2024 (First Extended Initial Swaps); (iii) interest rate swaps (entered into in February 2022) hedging the interest rate risk associated with $100.0 million of our Initial Term Loan borrowings (and any subsequent term loans replacing the Initial Term Loan), for which the cash flows commence upon the expiration of the First Extended Initial Swaps and continue through December 2025 (Second Extended Initial Swaps); (iv) interest rate swaps hedging the interest rate risk associated with $100.0 million of outstanding borrowings under the Incremental Term Loan that expire in December 2023 (Incremental Swaps); (v) interest rate swaps (entered into in February 2022) hedging the interest rate risk associated with $100.0 million of our Incremental Term Loan borrowings, for which the cash flows commence upon the expiration of the Incremental Swaps and continue through December 2025 (First Extended Incremental Swaps); and (vi) interest rate swaps (entered into in February 2022) hedging the interest rate risk associated with an additional $130.0 million of our Incremental Term Loan borrowings that expire in December 2025 (Additional Incremental Swaps). We have an option to cancel up to $50.0 million of the notional amount of the Additional Incremental Swaps from January 2024 through October 2025.

At December 31, 2022, the interest rate risk related to $297.2 million of borrowings under the Credit Facility was unhedged (December 31, 2021 — $460.4 million), consisting in each case of unhedged amounts outstanding under the Term Loans. Other than ordinary course L/Cs, no amounts were outstanding under the Revolver as at December 31, 2022 or December 31, 2021. A one-percentage point increase in relevant interest rates would increase interest expense, based on outstanding borrowings under the Credit Facility at December 31, 2022, and including the impact of our interest rate swap agreements, by $3.0 million annually. See note 20(b) to our 2022 AFS for further information regarding our interest rate swap agreements.

We are required to comply with certain restrictive covenants under the Credit Facility, including those relating to the incurrence of certain indebtedness, the existence of certain liens, the sale of certain assets, specified investments and payments, sale and leaseback transactions, and certain financial covenants relating to a defined interest coverage ratio and leverage ratio that are tested on a quarterly basis. At December 31, 2022, we were in compliance with all restrictive and financial covenants under the Credit Facility. Our Credit Facility also prohibits share repurchases for cancellation if our leverage ratio (as defined in such facility) exceeds a specified amount (Repurchase Restriction). The Repurchase Restriction is not currently in effect, nor was it in effect during 2020 to 2022. The obligations under the Credit Facility are guaranteed by us and certain specified subsidiaries. Subject to specified exemptions and limitations, all assets of the guarantors are pledged as security for the obligations under the Credit Facility. The Credit Facility contains customary events of default. If an event of default occurs and is continuing (and is not waived), the Administrative Agent may declare all amounts outstanding under the Credit Facility to be immediately due and payable and may cancel the lenders' commitments to make further advances thereunder. In the event of a payment or other specified defaults, outstanding obligations accrue interest at a specified default rate.

At December 31, 2022, we had $18.0 million outstanding in letters of credit under the Revolver (December 31, 2021 — $21.0 million). We also arrange letters of credit and surety bonds outside of the Revolver. At December 31, 2022, we had $23.8 million of such letters of credit and surety bonds outstanding (December 31, 2021 — $27.1 million).

At December 31, 2022, we also had a total of $198.5 million in uncommitted bank overdraft facilities available for intraday and overnight operating requirements (December 31, 2021 — $198.5 million). There were no amounts outstanding under these overdraft facilities at December 31, 2022 or December 31, 2021.

We are party to an agreement with a third-party bank to sell up to $405.0 million (as amended in September 2022 to increase the previous limit of $300.0 million) in A/R on an uncommitted, revolving basis, subject to pre-determined limits by customer. This agreement provides for automatic annual one-year extensions, and was so extended in March 2023. This agreement may be terminated at any time by the bank or by us upon 3 months' prior notice, or by the bank upon specified defaults. We also participate in three customer SFPs, pursuant to which we sell A/R from the relevant customer to third-party banks on an uncommitted basis to receive earlier payment (substantially offsetting the effect of such customer's extended payment terms on our working capital for the period). The SFPs have indefinite terms and may be terminated at any time by the customer or by us upon specified prior notice. A/R are sold under these arrangements net of discount charges. As our A/R sales program and the SFPs are on an uncommitted basis, there can be no assurance that any of the banks will purchase any of the A/R we intend to sell to them thereunder. However, as the A/R that we offer to sell under these programs are largely from customers we deem to be creditworthy, we believe that such offers will continue to be accepted notwithstanding the current environment. See "Liquidity — Cash requirements — Financing Arrangements" above for a description of A/R amounts sold under these arrangements during recent periods.

    The timing and the amounts we borrow and repay under our Revolver (including Intra-Quarter Borrowings/Repayments) and overdraft facilities, or sell under the SFPs or our A/R sales program, can vary significantly from month-to-month depending on our working capital and other cash requirements. See "Operating Results — Finance Costs" and "Liquidity — Cash requirements" above.

    Our strategy on capital risk management has not changed significantly since the end of 2021. Other than the restrictive and financial covenants associated with our Credit Facility noted above, we are not subject to any contractual or regulatory capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations or cash flows.

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

    See note 20 to our 2022 AFS for a listing of our foreign currency forwards and swaps to trade U.S. dollars in exchange for specified currencies at December 31, 2022. The fair value of the outstanding contracts at December 31, 2022 was a net unrealized gain of $5.2 million (December 31, 2021 — net unrealized gain of $1.2 million), resulting from fluctuations in foreign exchange rates between the contract execution and the period-end date. There can be no assurance that our hedging transactions will be successful in mitigating our foreign exchange risk.

    We cannot predict changes in currency exchange rates, the impact of exchange rate changes on our operating results, nor the degree to which we will be able to manage the impact of currency exchange rate changes. Such changes could have a material effect on our business, results of operations and financial condition.

Interest rate risk: Borrowings under the Credit Facility bear interest at specified rates, plus specified margins (described above). We have entered into agreements to swap the variable interest rates with fixed rates of interest with respect to a portion of the amounts outstanding under the Term Loans (described above). Unhedged borrowings ($297.2 million at December 31, 2022) expose us to interest rate risk due to the potential variability in market interest rates. A one-percentage point increase in applicable interest rates would increase interest expense, based on outstanding borrowings under the Credit Facility and interest rate swap agreements at December 31, 2022, by $3.0 million annually, and by $6.3 million annually, without accounting for such swap agreements. At December 31, 2022, the fair value of our interest rate swap agreements was an unrealized gain of $18.7 million (December 31, 2021 — a net unrealized loss of $6.9 million), which we record on our consolidated balance sheet. The change in the fair value of the swaps is a result of the extended and additional interest rate swaps we entered into in February 2022, as well as recent increases in the forward interest rates compared to our fixed rates. An increase in forward interest rates would cause a further increase in the amount of the gain.

On December 15 2022, we entered into the TRS Agreement. See "Liquidity — Cash requirements — TRS" above for a description of the TRS Agreement. Interest payments under the TRS Agreement are based on a variable interest rate (secured overnight financing rate (SOFR)). The TRS Agreement had a de minimis impact on our consolidated financial statements for 2022. Also see "Equity price risk" below and note 20 to the 2022 AFS.

Global reform of major interest rate benchmarks is currently underway, including the anticipated replacement of some Interbank Offered Rates (including LIBOR) with alternative nearly risk-free rates. We have obligations under our Credit Facility and certain derivative instruments, that are indexed to LIBOR (LIBOR Agreements). The interest rates under these agreements are subject to change when relevant LIBOR benchmark rates cease to exist. There remains uncertainty over the timing and methods of transition to such alternate rates. The Credit Facility has not yet been amended to reflect a successor rate, and our interest rate swap agreements have not yet been amended and/or transitioned to a successor rate. Remaining LIBOR settings are expected to cease after June 30, 2023. However, it remains uncertain what replacement rates will be used. See note 20 to our 2022 AFS for a discussion of the status of LIBOR successor provisions under our various LIBOR Agreements, and potential related hedge ineffectiveness under our interest rate swap agreements.

While we expect that reasonable alternatives to LIBOR benchmarks will be implemented in advance of their cessation date, we cannot assure that this will be the case. If relevant LIBOR benchmarks are no longer available and the alternative reference rate is higher, interest rates under the affected LIBOR Agreements would increase, which would adversely impact our interest expense, our financial performance and cash flows. We will continue to monitor developments with respect to the cessation of LIBOR, and will evaluate potential impacts on our LIBOR Agreements, processes, systems, risk management methodology and valuations, financial reporting, taxes, and financial results. However, we are currently unable to predict what the future replacement rates or consequences on our operations or financial results will be.

Equity price risk: See "Liquidity — Cash requirements — TRS" above for a description of the TRS Agreement. If the value of the TRS (as defined in the TRS Agreement) decreases over the term of the TRS Agreement, we are obligated to pay the counterparty the amount of such decrease upon Settlement. As a result, the TRS Agreement is subject to equity price risk. At December 31, 2022, the counterparty to the TRS had acquired 400,205 SVS at a weighted average price of $10.97. The TRS had a de minimis impact on our consolidated financial statements for 2022.

Credit risk: Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance continues to be relatively low. We are in regular contact with our customers, suppliers and logistics providers, and have not experienced significant counterparty credit-related non-performance during 2022 or to date. However, if a key supplier (or any company within such supplier's supply chain) or customer fails to comply with their contractual obligations, this could result in a significant financial loss to us. We would also suffer a significant financial loss if an institution from which we purchased foreign currency exchange contracts or swaps, interest rate swaps, or annuities for our pension plans, or which is a counterparty to our TRS Agreement, defaults on their contractual obligations. With respect to our financial market activities, we have adopted a policy of dealing only with counterparties we deem to be creditworthy to help mitigate the risk of financial loss from defaults. We monitor the credit risk of the counterparties with whom we conduct business, through a combined process of credit rating reviews and portfolio reviews.

We also provide unsecured credit to our customers in the normal course of business. Customer exposures that potentially subject us to credit risk include our A/R, inventory on hand, and non-cancellable purchase orders in support of customer demand. From time to time, we extend the payment terms applicable to certain customers, and/or provide longer payment terms when deemed commercially reasonable. Longer payment terms could adversely impact our working capital requirements, and increase our financial exposure and credit risk. We attempt to mitigate customer credit risk by monitoring our customers' financial condition and performing ongoing credit evaluations as appropriate. In certain instances, we obtain letters of credit or other forms of security from our customers. We may also purchase credit insurance from a financial institution to reduce our credit exposure to certain customers. We consider credit risk in determining our allowance for doubtful accounts, and we believe that such allowance, as adjusted from time to time, is adequate. No significant adjustments were made to our allowance for doubtful accounts during 2022 in connection with our on-going assessments and monitoring initiatives. At December 31, 2022, approximately 1% of our gross A/R were over 90 days past due (December 31, 2021 — less than 2%). A/R are net of an allowance for doubtful accounts of $7.9 million at December 31, 2022 (December 31, 2021 — $5.7 million).

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

    Commodity price risk: We are exposed to market risk with respect to commodity price fluctuations for components used in the manufacture of our products. These components are impacted by global pricing pressures, general economic conditions, market conditions, geopolitical issues, weather, changes in tariff rates, and other factors which are neither predictable nor within our control. While generally we have been able to offset inflation and other changes in the costs of key operating resources through price increases, productivity improvements, greater economies of scale, supplier negotiations and global sourcing initiatives, there can be no assurance that we will be able to continue to do so in the future. We do not engage in hedging activities for commodity price risk. Competitive conditions may limit our pricing flexibility, and macroeconomic conditions may make additional price increases imprudent. Increases in commodity prices that we cannot recover from our customers would adversely impact our operating results. We are also exposed to fluctuations in transportation costs, which have increased based on freight carrier capacity and fuel prices. We manage transportation costs by optimizing logistics and supply chain planning. We continue to invest in supply chain initiatives to address industry-wide capacity challenges.

See note 20 to the 2022 AFS for further detail.

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

    Onex has entered into an agreement with Celestica and with Computershare Trust Company of Canada (as successor to the Montreal Trust Company of Canada), as trustee for the benefit of the holders of the SVS, to ensure that such holders will not be deprived of any rights under applicable take-over bid legislation to which they would be otherwise entitled in the event of a take-over bid (as defined in such legislation) under circumstances in which any applicable securities legislation would have required the same offer or a follow-up offer to be made to holders of SVS if the sale had been a sale of SVS rather than MVS, but otherwise on the same terms. Subject to certain permitted forms of sale, such as identical or better offers to all holders of SVS, Onex has agreed that it, and any of its affiliates that may hold MVS from time to time, will not sell any MVS, directly or indirectly, pursuant to such a take-over bid.

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

Outstanding Share Data

As of February 21, 2023, we had 102,884,648 outstanding SVS and 18,600,193 outstanding MVS. As of such date, we also had 393,472 outstanding stock options, 4,236,472 outstanding RSUs, 4,919,556 outstanding PSUs assuming vesting of 100% of the target amount granted (PSUs that will vest range from 0% to 200% of the target amount granted), and 2,075,811 outstanding DSUs; each vested option or unit entitling the holder thereof to receive one SVS (or in certain cases, cash) pursuant to the terms thereof, subject to certain time or performance-based vesting conditions.

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

Management, under the supervision of and with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based on that evaluation, our principal executive officer and principal financial officer have concluded that, as of December 31, 2022, our disclosure controls and procedures are effective to meet the requirements of Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act.

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

Changes in internal control over financial reporting:

We did not identify any change in our internal control over financial reporting in connection with our evaluation thereof that occurred during the year ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

During 2022, we completed the integration of the processes and controls relating to PCI (acquired in November 2021) into our existing system of internal control over financial reporting. This integration did not result in any change that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's report on internal control over financial reporting:

Reference is made to our Management's Report on Internal Control over Financial Reporting on page F-1 of our 2022 Annual Report, of which this MD&A is a part. Our auditors, KPMG LLP, an independent registered public accounting firm, have issued an audit report on our internal control over financial reporting as of December 31, 2022, which appears on page F-2 of such 2022 Annual Report.

Unaudited Quarterly Financial Highlights

Q4 2022 compared to Q4 2021:

    Revenue of $2.04 billion for Q4 2022 increased $530.5 million, or 35% compared to Q4 2021, due to growth in both our segments. ATS segment revenue increased $188.7 million (30%) in Q4 2022 compared to Q4 2021, driven by the strong performance of our Industrial and A&D businesses, supported by solid demand, new program ramps and improved materials availability. Compared to Q4 2021, CCS segment revenue in Q4 2022 increased $341.8 million (39%), primarily due to strong performance in both our Communications and Enterprise end markets. Our Communications end market revenue increased $202.5 million (34%) in Q4 2022 as compared to the prior year period, driven by strong performance in our HPS business and improved materials availability. HPS revenue for Q4 2022 was approximately $491 million (24% of total Q4 2022 revenue), and increased 40% from Q4 2021. The growth in HPS was driven by market share gains and strong demand from service providers as they continue to make significant investments in expanding data center capacity. Our Enterprise end market revenue increased $139.3 million (49%) in Q4 2022 compared to the prior year period, driven by increased customer demand and new program ramps. Gross profit increased $44.1 million in Q4 2022 compared to Q4 2021 due to higher revenue in Q4 2022 compared to Q4 2021, partially offset by $12.1 million in higher inventory write-downs in Q4 2022 compared to Q4 2021 (resulting from reduced demand for certain aged inventory). Gross margin for Q4 2022 decreased to 9.1% compared to 9.4% for Q4 2021 due to higher variable compensation and the higher inventory write-downs. CCS segment income for Q4 2022 increased to $71.6 million from $38.9 million in Q4 2021 due to higher CCS segment revenue in Q4 2022 compared to Q4 2021. CCS segment margin for Q4 2022 increased to 5.9% of segment revenue compared to 4.4% for Q4 2021, as a result of higher operational productivity driven by improved materials flow and volume leverage and improved mix driven by growth in our HPS business. ATS segment income for Q4 2022 increased to $36.2 million from $35.4 million in Q4 2021 primarily as a result of the increase of ATS segment revenue, offset in part by upfront investments associated with new program ramps, as well as the effect of $7.1 million in higher inventory write-downs in Q4 2022 compared to Q4 2021. ATS segment margin decreased from 5.6% of segment revenue for Q4 2021 to 4.4% for Q4 2022, driven by demand shifts in our Capital Equipment business, as well as the impact of the offsets to the ATS segment income increase described above. Net earnings increased to $42.4 million for Q4 2022 compared to net earnings of $31.9 million in Q4 2021, due primarily to the $44.1 million of higher gross profit in Q4 2022, offset in part by $11.6 million in higher SG&A expense, $11.0 million in higher Finance Costs and $10.2 million in higher income tax expense in Q4 2022 as compared to Q4 2021.

Q4 2022 compared to Q3 2022:

    Revenue for Q4 2022 increased $119.3 million, or 6% compared to Q3 2022. ATS segment revenue increased $56.0 million (7%) sequentially, driven by recovery from the Batam Fire and increased demand. CCS segment revenue increased $63.3 million (5%) sequentially. Communications end market revenue decreased $17.2 million (2%) in Q4 2022 compared to Q3 2022, driven by a 5% sequential decrease in HPS revenue due to a reduction in demand, partially offset by improved materials availability. Enterprise end market revenue increased $80.5 million (23%) sequentially, due to improved materials availability and seasonality. Gross profit increased $18.5 million in Q4 2022 as compared to Q3 2022, primarily as a result of higher revenue in Q4 2022. Gross margin increased to 9.1% in Q4 2022 compared to 8.7% in Q3 2022, driven by higher volumes and improved performance in our ATS segment due to the recovery from the Batam Fire. CCS segment income increased sequentially by $11.4 million to $71.6 million for Q4 2022 due to higher CCS segment revenue in Q4 2022. CCS segment margin for Q4 2022 increased to 5.9% of segment revenue compared to 5.2% for Q3 2022, primarily due to volume leverage and improved operational productivity. ATS segment income decreased sequentially by $1.8 million to $36.2 million in Q4 2022, and ATS segment margin decreased from 5.0% in Q3 2022 to 4.4% for Q4 2022, in each case primarily due to higher inventory provisions, resulting from reduced demand for certain aged inventory. Net earnings of $42.4 million for Q4 2022 decreased $3.3 million from Q3 2022 net earnings of $45.7 million, due primarily to the $11.0 million in higher SG&A expense, $2.9 million in higher R&D expense, $1.8 million in higher Finance Costs and $4.7 million in higher income tax expense in Q4 2022 as compared to Q3 2022, offset in part by the $18.5 million of higher gross profit in Q4 2022.

Selected Q4 2022 IFRS results (in millions, except percentages and per share amount, or as otherwise noted):

IFRS revenue (in billions)	$2.04
IFRS earnings from operations	$81.6
IFRS earnings from operations as a % of revenue	4.0%
IFRS SG&A	$77.1
IFRS net earnings	$42.4
IFRS EPS* (diluted)	$0.35
* IFRS EPS for Q4 2022 included an aggregate charge of $0.21 (pre-tax) per share for employee SBC expense, amortization of intangible assets (excluding computer software), and restructuring charges. See "Operating Results" above and "Non-IFRS Financial Measures" below for per-item charges. This aggregate charge was at the high end of our Q4 2022 guidance range of between $0.15 to 0.21 per share for these items.

Q4 2022 actual compared to Q4 2022 guidance (in millions, except percentages and per share amounts, or as otherwise noted):

	Q4 2022
	Guidance	Actual
IFRS revenue (in billions)	$1.875 to $2.025	$2.04
Non-IFRS operating margin*	5.1% at the mid-point of our revenue and non-IFRS adjusted EPS guidance ranges	5.3%
Non-IFRS adjusted SG&A*	$64 to $66	$68.5
Non-IFRS adjusted net earnings*	N/A	$68.4
Non-IFRS adjusted EPS* (diluted)	$0.49 to $0.55	$0.56
*    These non-IFRS financial measures do not have standardized meanings and may not be comparable to similar measures presented by other companies. The most directly comparable IFRS financial measures to non-IFRS operating margin, non-IFRS adjusted SG&A, non-IFRS adjusted net earnings and non-IFRS adjusted EPS are earnings from operations as a percentage of revenue, SG&A, net earnings, and EPS, respectively (set forth above). See "Non-IFRS Financial Measures" below for, among other things, the definitions of these non-IFRS financial measures, a reconciliation of such non-IFRS financial measures to the most directly-comparable IFRS financial measures, and a description of recent modifications to the IFRS financial measures to which non-IFRS operating earnings and non-IFRS operating margin are reconciled. Prior period reconciliations and calculations included herein reflect the current presentation. "Non-IFRS Financial Measures" below also includes a description of our anticipated modification of specified non-IFRS financial measures (by the addition of a newly-applicable exclusion) for future periods.

For Q4 2022, our revenue and non-IFRS adjusted EPS exceeded the high end of our guidance ranges, and our non-IFRS operating margin exceeded the mid-point of our revenue and non-IFRS adjusted EPS guidance ranges, driven by continued strong demand across the majority of our businesses and improved materials availability in some markets relative to expectations. Non-IFRS adjusted SG&A for Q4 2022 was higher than our guidance range due to the impact of foreign exchange. Our IFRS effective tax rate for Q4 2022 was 32%. Our non-IFRS adjusted effective tax rate for Q4 2022 was 23%, higher than our anticipated estimate of approximately 21%, mainly due to Repatriation Expense, partially offset by favorable jurisdictional profit mix.

Select 2022 results compared to 2021 (in millions, except percentages and per share amounts, or as otherwise noted):

	2022	2021
IFRS revenue (in billions)	$7.25	$5.63
IFRS earnings from operations	$263.3	$167.7
IFRS earnings from operations as a % of revenue	3.6%	3.0%
Non-IFRS operating earnings*	$358.0	$233.9
Non-IFRS operating margin*	4.9%	4.2%
IFRS net earnings	$145.5	$103.9
IFRS EPS (diluted)	$1.18	$0.82
Non-IFRS adjusted net earnings*	$234.4	$164.3
Non-IFRS adjusted EPS *	$1.90	$1.30
IFRS cash provided by operations	$297.9	$226.8
Non-IFRS adjusted free cash flow*	$93.8	$114.8
* These non-IFRS financial measures do not have standardized meanings and may not be comparable to similar measures presented by other companies. A discussion of non-IFRS financial measures included herein, a reconciliation of historical non-IFRS financial measures to the most directly-comparable IFRS financial measures, and a description of recent modifications to the IFRS financial measures to which non-IFRS operating earnings and non-IFRS operating margin are reconciled, is set forth in "Non-IFRS Financial Measures" below. Prior period reconciliations and calculations included herein reflect the current presentation. "Non-IFRS Financial Measures" below also describes our anticipated modification of specified non-IFRS financial measures (by the addition of a newly-applicable exclusion) for future periods.

Non-IFRS Financial Measures:

Management uses adjusted net earnings and the other non-IFRS financial measures (including ratios based on IFRS financial measures) described herein to (i) assess operating performance and the effective use and allocation of resources, (ii) provide more meaningful period-to-period comparisons of operating results, (iii) enhance investors' understanding of the core operating results of our business, and (iv) set management incentive targets. We believe the non-IFRS financial measures we present herein are useful to investors, as they enable investors to evaluate and compare our results from operations in a more consistent manner (by excluding specific items that we do not consider to be reflective of our core operations), to evaluate cash resources that we generate from our business each period, and to provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. In addition, management believes that the use of a non-IFRS adjusted tax expense and a non-IFRS adjusted effective tax rate provide improved insight into the tax effects of our core operations, and are useful to management and investors for historical comparisons and forecasting. These non-IFRS financial measures result largely from management's determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of our core operations.

We believe investors use both IFRS and non-IFRS financial measures to assess management's past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations.

Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies that report under IFRS, or who report under U.S. GAAP and use non-GAAP financial measures to describe similar financial metrics. Prior to Q2 2022, non-IFRS adjusted free cash flow was referred to as non-IFRS free cash flow, but has been renamed. Its composition remains unchanged. In addition, prior to Q2 2022, non-IFRS operating earnings (adjusted EBIAT) was reconciled to IFRS earnings before income taxes, and non-IFRS operating margin was reconciled to IFRS earnings before income taxes as a percentage of revenue, but commencing in Q2 2022, are reconciled to IFRS earnings from operations, and IFRS earnings from operations as a percentage of revenue, respectively (as the most directly comparable IFRS financial measures). This modification did not impact either resultant non-IFRS financial measure. Since non-IFRS adjusted return on invested capital (adjusted ROIC) is based on non-IFRS operating earnings, in comparing this measure to the most directly-comparable financial measure determined using IFRS measures (which we refer to as IFRS ROIC), commencing in Q3 2022, our calculation of IFRS ROIC is based on IFRS earnings from operations (instead of IFRS earnings before income taxes). This modification did not impact the determination of non-IFRS adjusted ROIC. Prior period reconciliations and calculations included herein reflect the current presentation.

In Q4 2022, we entered into the TRS Agreement. Similar to SBC expense, quarterly fair value adjustments of our TRS (TRS FVAs) will be classified in SG&A expenses and costs of sales in our consolidated statement of operations, and will be excluded in our determination of the following non-IFRS financial measures included herein: adjusted gross profit, adjusted gross margin, adjusted SG&A, adjusted SG&A as a percentage of revenue, non-IFRS operating earnings, non-IFRS operating margin, adjusted net earnings and adjusted EPS (for the reasons described below). TRS FVAs will also impact the determination of our non-IFRS adjusted tax expense and non-IFRS adjusted effective tax rate. However, as the impact of TRS FVAs on our consolidated financial statements for Q4 2022 and the full year 2022 was de minimis, no such exclusion was applicable to such non-IFRS financial measures in either period.

Non-IFRS financial measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any IFRS financial measure. The most significant limitation to management's use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS financial measures are nonetheless recognized under IFRS and have an economic impact on us. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of our performance, and reconciling non-IFRS financial measures back to the most directly comparable financial measures determined under IFRS.

    The following non-IFRS financial measures are included in this MD&A: adjusted gross profit, adjusted gross margin (adjusted gross profit as a percentage of revenue), adjusted SG&A, adjusted SG&A as a percentage of revenue, non-IFRS operating earnings (or adjusted EBIAT), non-IFRS operating margin (non-IFRS operating earnings or adjusted EBIAT as a percentage of revenue), adjusted net earnings, adjusted EPS, adjusted ROIC, adjusted free cash flow, adjusted tax expense and adjusted effective tax rate. Adjusted EBIAT, adjusted ROIC, adjusted free cash flow, adjusted tax expense and adjusted effective tax rate are further described in the tables below. In calculating these non-IFRS financial measures, management excludes the following items (where indicated): employee SBC expense, TRS FVAs, amortization of intangible assets (excluding computer software), Other Charges, net of recoveries (defined below), and specified Finance Costs (defined below) paid, all net of the associated tax adjustments (quantified in the table below), and non-core tax impacts (tax adjustments related to acquisitions, and certain other tax costs or recoveries related to restructuring actions or restructured sites).

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

TRS FVAs represent mark-to-market adjustments to our TRS, as the TRS is recorded at fair value at each quarter end. We exclude the impact of these non-cash fair value adjustments (both positive and negative), as they reflect fluctuations in the market price of our SVS from period to period, and not our ongoing operating performance. In addition, we believe that excluding these non-cash adjustments permits a better comparison of our core operating results to those of our competitors.

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

Other Charges, net of recoveries, consist of, when applicable: Restructuring Charges, net of recoveries (defined below); Transition Costs (Recoveries) (defined below); net Impairment charges (defined below); Acquisition Costs (Recoveries); legal settlements (recoveries); specified credit facility-related charges; and post-employment benefit plan losses. We exclude these charges, net of recoveries, because we believe that they are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities or incurrence of the relevant costs. Our competitors may record similar charges at different times, and we believe these exclusions permit a better comparison of our core operating results with those of our competitors who also generally exclude these types of charges, net of recoveries, in assessing operating performance.

Restructuring Charges, net of recoveries, consist of costs relating to: employee severance, lease terminations, site closings and consolidations, write-downs of owned property and equipment which are no longer used and are available for sale, and reductions in infrastructure.

Transition Costs consist of costs recorded in connection with: (i) the transfer of manufacturing lines from closed sites to other sites within our global network; and (ii) the sale of real properties unrelated to restructuring actions (Property Dispositions). Transition Costs in prior periods also included costs in connection with the relocation of our Toronto manufacturing operations and corporate headquarters in connection with the 2019 sale of our former Toronto real property. Transition Costs consist of direct relocation and duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition periods, as well as cease-use and other costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations, transfers and dispositions. Transition Recoveries consist of any gains recorded in connection with Property Dispositions. We believe that excluding these costs and recoveries permits a better comparison of our core operating results from period-to-period, as these costs or recoveries do not reflect our ongoing operations once these specified events are complete.

Impairment charges, which consist of non-cash charges against goodwill, intangible assets, property, plant and equipment, and ROU assets, result primarily when the carrying value of these assets exceeds their recoverable amount.

Finance Costs consist of interest expense and fees related to our Credit Facility (including debt issuance and related amortization costs), our interest rate swap agreements, our TSR Agreement, our A/R sales program and customers' SFPs, and interest expense on our lease obligations, net of interest income earned. We believe that excluding Finance Costs paid (other than debt issuance costs and credit-agreement-related waiver fees paid, which are not considered part of our ongoing finance expenses) from cash provided by operations in the determination of non-IFRS adjusted free cash flow provides useful insight for assessing the performance of our core operations.

    Non-core tax impacts are excluded, as we believe that these costs or recoveries do not reflect core operating performance and vary significantly among those of our competitors who also generally exclude these costs or recoveries in assessing operating performance.

The following table sets forth, for the periods indicated, the various non-IFRS financial measures discussed above, and a reconciliation of non-IFRS financial measures to the most directly comparable financial measures determined under IFRS (in millions, except percentages and per share amounts):

	Three months ended December 31				Year ended December 31
	2021		2022		2021		2022
		% of revenue		% of revenue		% of revenue		% of revenue
IFRS revenue	$1,512.1		$2,042.6		$5,634.7		$7,250.0

IFRS gross profit	$142.1	9.4%	$186.2	9.1%	$487.0	8.6%	$636.3	8.8%
Employee SBC expense	3.6		5.6		13.0		20.3
Non-IFRS adjusted gross profit/adjusted gross margin	$145.7	9.6%	$191.8	9.4%	$500.0	8.9%	$656.6	9.1%

IFRS SG&A	$65.5	4.3%	$77.1	3.8%	$245.1	4.3%	$279.9	3.9%
Employee SBC expense	(5.6)		(8.6)		(20.4)		(30.7)
Non-IFRS adjusted SG&A	$59.9	4.0%	$68.5	3.4%	$224.7	4.0%	$249.2	3.4%

IFRS earnings from operations	$49.9	3.3%	$81.6	4.0%	$167.7	3.0%	$263.3	3.6%
Employee SBC expense	9.2		14.2		33.4		51.0
Amortization of intangible assets (excluding computer software)	7.8		9.2		22.5		37.0
Other Charges, net of recoveries	7.4		2.8		10.3		6.7
Non-IFRS operating earnings (adjusted EBIAT)/non-IFRS operating margin (1)	$74.3	4.9%	$107.8	5.3%	$233.9	4.2%	$358.0	4.9%

IFRS net earnings	$31.9	2.1%	$42.4	2.1%	$103.9	1.8%	$145.5	2.0%
Employee SBC expense	9.2		14.2		33.4		51.0
Amortization of intangible assets (excluding computer software)	7.8		9.2		22.5		37.0
Other Charges, net of recoveries	7.4		2.8		10.3		6.7
Adjustments for taxes (2)	(1.1)		(0.2)		(5.8)		(5.8)
Non-IFRS adjusted net earnings	$55.2		$68.4		$164.3		$234.4

Diluted EPS
Weighted average # of shares (in millions)	124.8		122.4		126.7		123.6
IFRS earnings per share	$0.26		$0.35		$0.82		$1.18
Non-IFRS adjusted EPS	$0.44		$0.56		$1.30		$1.90
# of shares outstanding at period end (in millions)	124.7		121.6		124.7		121.6

IFRS cash provided by operations	$65.8		$101.3		$226.8		$297.9
Purchase of property, plant and equipment, net of sales proceeds	(14.3)		(32.3)		(49.6)		(108.9)
Lease payments (3)	(10.0)		(9.9)		(40.0)		(46.0)
Finance Costs paid (excluding debt issuance costs paid) (3)	(5.9)		(16.5)		(22.4)		(49.2)
Non-IFRS adjusted free cash flow (3)	$35.6		$42.6		$114.8		$93.8

IFRS ROIC % (4)	11.1%		15.7%		10.0%		12.9%
Non-IFRS adjusted ROIC % (4)	16.6%		20.7%		13.9%		17.5%

(1)  Management uses non-IFRS operating earnings (adjusted EBIAT) as a measure to assess performance related to our core operations. Non-IFRS operating earnings is defined as earnings from operations before employee SBC expense, TRS FVAs (defined above), amortization of intangible assets (excluding computer software), and Other Charges, net of recoveries (defined above). See "Operating Results — Other charges, net of recoveries" for separate quantification and discussion of the components of Other Charges, net of recoveries.
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

    The following table sets forth a reconciliation of our IFRS tax expense and IFRS effective tax rate to our non-IFRS adjusted tax expense and our non-IFRS adjusted effective tax rate for the periods indicated, in each case determined by excluding the tax benefits or costs associated with the listed items (in millions, except percentages) from our IFRS tax expense for such periods:

	Three months ended				Year ended
	December 31				December 31
	2021	Effective tax rate	2022	Effective tax rate	2021	Effective tax rate	2022	Effective tax rate

IFRS tax expense and IFRS effective tax rate	$9.7	23%	$19.9	32%	$32.1	24%	$58.1	29%

Tax costs (benefits) of the following items excluded from IFRS tax expense:
Employee SBC expense	(0.1)		(1.0)		2.8		2.5
Amortization of intangible assets (excluding computer software)	0.5		0.7		0.5		3.0
Other Charges, net of recoveries	0.7		0.5		1.4		0.3
Non-core tax impact related to restructured sites*	—		—		1.1		—

Non-IFRS adjusted tax expense and non-IFRS adjusted effective tax rate	$10.8	16%	$20.1	23%	$37.9	19%	$63.9	21%
* Consists of the reversals of tax uncertainties related to one of our Asian subsidiaries that completed its liquidation and dissolution during Q1 2021.

(3)   Management uses non-IFRS adjusted free cash flow as a measure, in addition to IFRS cash provided by (used in) operations, to assess our operational cash flow performance. We believe non-IFRS adjusted free cash flow provides another level of transparency to our liquidity. Non-IFRS adjusted free cash flow is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), lease payments and Finance Costs paid (excluding any debt issuance costs and when applicable, credit facility waiver fees paid). We do not consider debt issuance costs paid (nil and $0.8 million in Q4 2022 and the full year 2022, respectively; $3.6 million in Q4 2021 and the full year 2021) or such waiver fees (when applicable) to be part of our ongoing financing expenses. As a result, these costs are excluded from total Finance Costs paid in our determination of non-IFRS adjusted free cash flow. Note, however, that non-IFRS adjusted free cash flow does not represent residual cash flow available to Celestica for discretionary expenditures.
(4)   Management uses non-IFRS adjusted ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers, by quantifying how well we generate earnings relative to the capital we have invested in our business. Non-IFRS adjusted ROIC is calculated by dividing annualized non-IFRS adjusted EBIAT by average net invested capital for the period. Net invested capital (calculated in the table below) is derived from IFRS financial measures, and is defined as total assets less: cash, ROU assets, accounts payable, accrued and other current liabilities, provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter and a five-point average to calculate average net invested capital for the year. Average net invested capital for Q4 2022 is the average of net invested capital as at September 30, 2022 and December 31, 2022, and average net invested capital for the full year 2022 is the average of net invested capital as at December 31, 2021, March 31, 2022, June 30, 2022, September 30, 2022 and December 31, 2022. A comparable financial measure to non-IFRS adjusted ROIC determined using IFRS measures would be calculated by dividing annualized IFRS earnings from operations by average net invested capital for the period.

The following table sets forth, for the periods indicated, our calculation of IFRS ROIC % and non-IFRS adjusted ROIC % (in millions, except IFRS ROIC % and non-IFRS adjusted ROIC %).

		Three months ended		Year ended
		December 31		December 31
		2021	2022	2021	2022

IFRS earnings from operations		$49.9	$81.6	$167.7	$263.3
Multiplier to annualize earnings		4	4	1	1
Annualized IFRS earnings from operations		$199.6	$326.4	$167.7	$263.3

Average net invested capital for the period		$1,794.9	$2,085.4	$1,682.2	$2,040.3

IFRS ROIC % (1)		11.1%	15.7%	10.0%	12.9%

		Three months ended		Year ended
		December 31		December 31
		2021	2022	2021	2022

Non-IFRS operating earnings (adjusted EBIAT)		$74.3	$107.8	$233.9	$358.0
Multiplier to annualize earnings		4	4	1	1
Annualized non-IFRS adjusted EBIAT		$297.2	$431.2	$233.9	$358.0

Average net invested capital for the period		$1,794.9	$2,085.4	$1,682.2	$2,040.3

Non-IFRS adjusted ROIC % (1)		16.6%	20.7%	13.9%	17.5%

	December 31 2021	March 31 2022	June 30 2022	September 30 2022	December 31 2022

Net invested capital consists of:
Total assets	$4,666.9	$4,848.0	$5,140.5	$5,347.9	$5,628.0
Less: cash	$394.0	346.6	365.5	363.3	374.5
Less: ROU assets	$113.8	109.8	133.6	128.0	138.8
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	$2,202.0	2,347.4	2,612.1	2,797.5	3,003.0
Net invested capital at period end (1)	$1,957.1	$2,044.2	$2,029.3	$2,059.1	$2,111.7

	December 31 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31 2021

Net invested capital consists of:
Total assets	$3,664.1	$3,553.4	$3,745.4	$4,026.1	$4,666.9
Less: cash	463.8	449.4	467.2	477.2	394.0
Less: ROU assets	101.0	98.4	100.5	115.4	113.8
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,478.4	1,407.0	1,575.8	1,800.8	2,202.0
Net invested capital at period end (1)	$1,620.9	$1,598.6	$1,601.9	$1,632.7	$1,957.1

(1)     See footnote 4 on the previous page.

Recently issued accounting pronouncements:
See note 2 to the 2022 AFS for a discussion of our adoption of Interest Rate Benchmark (IBOR) Reform (Phase 1 amendments to IFRS 9, IAS 39, and IFRS 7) effective January 1, 2020, and our adoption of IBOR Reform (Phase 2 amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16) effective January 1, 2021. The Phase 1 IBOR Reform amendments did not have a significant impact on our disclosures or the amounts reported in our consolidated financial statements for the year ended December 31, 2020. The Phase 2 IBOR Reform amendments did not have a significant impact on our disclosures or the amounts reported in our consolidated financial statements for the year ended December 31, 2021. We will continue to monitor relevant developments, and will evaluate the impact of the Phase 2 amendments on our consolidated financial statements as IBOR reform progresses.
See note 2 to the 2022 AFS for a discussion of our adoption of Definition of accounting estimates (Amendments to IAS 8), Deferred tax related to assets and liabilities arising from a single transaction (Amendments to IAS 12 Income Taxes) and IFRS 17 Insurance Contracts. We adopted each of these standards as of January 1, 2023. We do not anticipate that the adoption of these standards (individually or in the aggregate) will have a material impact on our consolidated financial statements. Also see note 2 to the 2022 AFS for a discussion of our anticipated adoption of Classification of liabilities as current or non-current (Amendments to IAS 1). We will adopt this standard as of January 1, 2024, and are in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements. We do not believe that there are any other recently issued accounting pronouncements that are not yet effective that will have a material impact on our consolidated financial statements upon adoption.
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

Item 6.    Directors, Senior Management and Employees
A.    Directors and Senior Management

Each director of Celestica is elected by the shareholders to serve until the close of the next annual meeting of shareholders or until a successor is elected or appointed, unless such office is earlier vacated in accordance with the Corporation's by-laws. The following table sets forth certain information regarding the current directors and executive officers of Celestica as of February 21, 2023.

Name	Age	Director Since	Position with Celestica	Residence
Michael M. Wilson(1)	71	2011	Chair of the Board	Alberta, Canada
Robert A. Cascella	68	2019	Director	Florida, U.S.
Deepak Chopra	59	2018	Director	Ontario, Canada
Françoise Colpron(2)	52	2022	Director	Michigan, U.S.
Daniel P. DiMaggio	72	2010	Director	Georgia, U.S.
Jill Kale(3)	63	2022	Director	Maryland, U.S.
Laurette T. Koellner	68	2009	Director	Florida, U.S.
Luis A. Müller	53	2021	Director	California, U.S.
Carol S. Perry (4)	72	2013	Director	Ontario, Canada
Tawfiq Popatia	48	2017	Director	Ontario, Canada
Robert A. Mionis	59	2015	Director, President and Chief Executive Officer	New Hampshire, U.S.

Name	Age	Executive Officer Since	Position with Celestica	Residence
Mandeep Chawla	46	2017	Chief Financial Officer	Ontario, Canada
Todd C. Cooper(5)	53	2018	President, ATS	Connecticut, U.S.
Yann Etienvre(5)	49	2022	Chief Operations Officer	Massachusetts, U.S.
Jason Phillips	48	2019	President, CCS	North Carolina, U.S.
(1)Mr. Wilson was appointed Chair of the Board effective January 29, 2020.
(2)Ms. Colpron was appointed as a director effective October 1, 2022.
(3)Ms. Kale was appointed as a director effective December 1, 2022.
(4)Ms. Perry is not standing for re-election to the Board of Directors at the 2023 Meeting.
(5)Effective January 1, 2022, Mr. Cooper was appointed President, ATS and Mr. Etienvre was appointed Chief Operations Officer.
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

Robert A. Cascella. Mr. Cascella retired from Royal Philips, a public Dutch multinational healthcare company, in 2021, where he most recently served as Special Advisor and Strategic Business Development Leader. From 2015 to 2020, he served as Executive Vice President of Royal Philips and Chief Executive Officer of Philips' Diagnosis and Treatment businesses, including businesses serving Radiology, Cardiology and Oncology, as well as Enterprise Diagnostic Informatics. Mr. Cascella also served on Philips' Executive Committee from 2016 to 2021. Since 2022, he has served on the board of directors of Koru Medical Systems, Inc., a Nasdaq listed company that designs, manufactures and markets proprietary portable and innovative medical devices. In addition, since 2021, he has served on the board of directors of Neuronetics, Inc., a Nasdaq-listed medical device company, Mirion Technologies, a NYSE-listed provider of nuclear and radiation measurement and detection systems, and Metabolon Inc., a private company using metabolomics to assist in the discovery of biomarkers. Mr. Cascella served as the President and Chief Executive Officer of Hologic, Inc., a public medical device and diagnostics company, from 2003 to 2013. He has also held senior leadership positions at CFG Capital, NeoVision Corporation and Fischer Imaging Corporation. Mr. Cascella served on Hologic, Inc.'s board of directors from 2008 to 2013. He also previously served on the board of Tegra Medical and acted as chair of the boards of Dysis Medical and Mirada Medical. He holds a Bachelor's degree in Accounting from Fairfield University. Mr. Cascella is National Association of Corporate Directors ("NACD") Directorship certified.

Deepak Chopra. Mr. Chopra most recently served as President and Chief Executive Officer of Canada Post Corporation from February 2011 to March 2018. He has more than 30 years of global experience in the financial services, technology, logistics and supply-chain industries. Mr. Chopra worked for Pitney Bowes Inc., an NYSE-traded technology company known for postage meters, mail automation and location intelligence services, for more than 20 years. He served as President of Pitney Bowes Canada and Latin America from 2006 to 2010. He held a number of increasingly senior executive roles internationally, including President of its new Asia Pacific and Middle East region from 2001 to 2006 and Chief Financial Officer for the Europe, Africa and Middle East (EAME) region from 1998 to 2001. He has previously served on the boards of Canada Post Corporation, Purolator Inc., SCI Group, the Canada Post Community Foundation, the Toronto Region Board of Trade and the Conference Board of Canada. He currently sits on the board of The North West Company Inc., a Toronto Stock Exchange (TSX)-traded retailer (since 2018), The Descartes Systems Group Inc. a TSX and Nasdaq-listed logistics company (since 2020), and Sun Life Financial Inc., a TSX and NYSE-listed international financial services organization (since 2021). Mr. Chopra is a Fellow of the Institute of Chartered Professional Accountants of Canada and has a Bachelor's degree in Commerce (Honours) and a Master's Degree in Business Management (PGDBM).
Françoise Colpron. Ms. Colpron is a corporate director. She most recently served as Group President, North America of Valeo SA (Valeo), a global automotive supplier listed on the Paris Stock Exchange, from 2008 to 2022, where she was responsible for the activities of the Group in the United States, Mexico and Canada. She joined Valeo in 1998 in the legal department and has had several roles, first as Legal Director for the Climate Control branch in Paris, and then General Counsel for North and South America from 2005 to 2015. Before joining Valeo, Ms. Colpron began her career as a lawyer at Ogilvy Renault in Montréal (now part of the Norton Rose Group). Ms. Colpron currently serves on the Board of Directors of Sealed Air Corporation, a NYSE-listed global packaging solutions company (since 2019), and Chairs its Organization and Compensation Committee. Ms. Colpron earned a Civil Law degree from the Université de Montréal, and is a member of both the Quebec and Michigan bar associations. She has also received ESG Leadership certification from Diligent Institute and Competent Boards.
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
Jill Kale. Ms. Kale is a corporate director. She most recently served as Sector President of Cobham Advanced Electronic Solutions (CAES), a global A&D company, from 2012 to 2019. She currently sits on the Board of Directors of iDirect Government, LLC, a wholly owned subsidiary of ST Engineering iDirect, Inc. (since 2022), which provides secure satellite-based voice, video and data applications, and the Board of Directors of Hensoldt, Inc., the U.S. affiliate of Hensoldt AG, a German defense company (since 2021). Ms. Kale has a Bachelor of Science degree in Industrial Engineering from Rutgers University and a Master of Business Administration degree from George Washington University.
Laurette T. Koellner. Ms. Koellner is a corporate director. She most recently served as Executive Chairman of International Lease Finance Corporation, an aircraft leasing subsidiary of American International Group, Inc. (AIG) from 2012 until its sale in 2014. Ms. Koellner retired as President of Boeing International, a division of The Boeing Company, in 2008.

While at Boeing, she was President of Connexion by Boeing and a member of the Office of the Chairman, and served as the Executive Vice President, Internal Services, Chief Human Resources and Administrative Officer, President of Shared Services, and Corporate Controller. Ms. Koellner currently serves on the board of directors of Papa John's International, Inc. (since 2014), The Goodyear Tire & Rubber Company (since 2015), and Nucor Corporation (since 2015), all public companies. Ms. Koellner previously served on the board of directors and was the Chair of the Audit Committee of Hillshire Brands Company (a public company, formerly Sara Lee Corporation and now merged with Tyson Foods, Inc.), and on the board of directors of AIG (a public company). She holds a Bachelor of Science degree in Business Management from the University of Central Florida and a Master of Business Administration from Stetson University, as well as a Certified Professional Contracts Manager designation from the National Contracts Management Association.
Luis A. Müller. Dr. Müller has 25 years of business and technical leadership in the semiconductor industry. In 2014, he assumed his current role as Chief Executive Officer and board member of Cohu, Inc. a Nasdaq-listed global leader in back-end semiconductor equipment and services. Prior to joining Cohu, Dr. Müller cofounded Kinetrix, Inc. and later joined Teradyne, a Nasdaq-listed advanced test solutions company, when it acquired Kinetrix. Dr. Müller has a PhD in mechanical engineering from the Massachusetts Institute of Technology and a BS and MS in mechanical engineering from Universidade Federal Santa Catarina. He also holds a NACD Cyber-Risk Oversight certificate.

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
*Onex holds an 82.0% voting interest in Celestica. See "Controlling Shareholder Interest" under Item 4(B) above.
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
Mandeep Chawla. Mr. Chawla has been Chief Financial Officer (CFO) of the Corporation since October 2017. Mr. Chawla is responsible for the planning and management of short and long-term financial performance and reporting activities. He assists the CEO in setting the strategic direction and financial goals of the Corporation, and manages overall capital allocation activities in order to maximize shareholder value. He provides oversight on risk management and governance matters, and leads the communication and relationship management activities with key financial stakeholders. Since joining Celestica in 2010, Mr. Chawla has held progressively senior roles in the Corporation before assuming the role of CFO in 2017. Prior to joining Celestica, he held senior financial management roles with MDS Inc., Tyco International, and General Electric. Mr. Chawla was appointed to the Board of Directors of Sleep Country Canada Holdings Inc., a TSX-listed mattress and bedding retailer, effective August 20, 2020, and he is currently the Chair of its Audit Committee. Mr. Chawla holds a Master of Finance degree from Queen's University and a Bachelor of Commerce degree from McMaster University. He is a CPA, CMA.
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
Yann Etienvre. Mr. Etienvre was appointed as Chief Operations Officer effective January 1, 2022 after serving as an advisor upon joining Celestica in November 2021. As Chief Operations Officer, he is responsible for driving operational and supply chain excellence, quality and technology innovation throughout the Corporation, as well as for the enablement of processes that drive value creation. As part of his role, he leads the operations, supply chain, quality, global business services and information technology teams. Prior to joining Celestica, he held various leadership roles with Sensata Technologies, an NYSE-listed global technology company, from 2013 to 2021. Most recently from 2019 to 2021, he served as Executive Vice-President where he was responsible for global operations, sourcing, logistics and compliance. Mr. Etienvre has held commercial and operational leadership roles throughout Asia, Europe and the Americas, and has worked in various business sectors, such as automotive, healthcare, industrial equipment and electrical controls. He holds an EMBA from Marquette University and Bachelor of Science in Mechanical Engineering from the National Institute of Applied Sciences in Lyon, France.

Jason Phillips. Mr. Phillips was appointed President, CCS, effective January 1, 2019. In this role, he is responsible for strategy and technology development, deployment and execution for Celestica's enterprise and communications businesses. His responsibilities include the strategic development and execution of our HPS business (which includes firmware/software enablement across all primary IT infrastructure data center technologies and aftermarket services) and HPS network, including our new center of excellence in Richardson, Texas, which expands our HPS footprint and increases our North America manufacturing capacity. Mr. Phillips has over 25 years of industry experience and joined Celestica in 2008 holding progressively senior roles within the Corporation's CCS business, most recently as Senior Vice President, Enterprise and Cloud Solutions. Prior to joining Celestica, he held the role of Vice President and General Manager, Personal Communications at Elcoteq, and spent five years at Solectron in senior roles spanning sales, global account management, business unit leadership, and operations. Mr. Phillips holds a Bachelor of Science in Business Administration from the University of North Carolina, Chapel Hill.

There are no family relationships among any of the foregoing persons, and there are no arrangements or understandings with any person pursuant to which any of our directors or executive officers were selected.

None of the directors of the Corporation during 2022, current directors or 2023 Meeting nominees serve together as directors of other corporations.

The following table identifies the functional competencies, expertise and qualifications of the Corporation's 2023 Meeting nominees pursuant to a skills matrix developed by the Nominating and Corporate Governance Committee to identify functional competencies, expertise and qualifications that our Board would ideally possess:

B. Compensation
Director Compensation
Director compensation is set by the Board on the recommendation of the Human Resources and Compensation Committee (HRCC) and in accordance with director compensation guidelines and principles established by the Nominating and Corporate Governance Committee (NCGC). Under these guidelines and principles, the Board seeks to maintain director compensation at a level that is competitive with director compensation at comparable companies, and requires a substantial portion of such compensation to be taken in the form of DSUs (or, at a director's election, RSUs, if the Director Share Ownership Guidelines described below have been met). The director fee structure for 2022 is set forth in Table 1 below.
Table 1: Directors' Fees(1)

Element	Director Fee Structure for 2022(2)
Annual Board Retainer(3)	$360,000 — Board Chair $235,000 — Directors
Travel Fees(4)	$2,500
Annual Retainer for the Audit Committee Chair	$20,000
Annual Retainer for the HRCC Chair	$15,000
Annual Retainer for the NCGC Chair(5)	—
(1)    Does not include Mr. Mionis, President and CEO of the Corporation, whose compensation is set out in Table 16. Does not include fees payable to Onex for the service of Mr. Popatia as a director, which are described in footnote 11 to Table 2.
(2)    Directors may also receive further retainers and meeting fees for participation on ad hoc committees. No incremental fees were paid to directors for their participation on the Director Search Committee in 2022. The Board has the discretion to grant supplemental equity awards to individual directors as deemed appropriate (no such discretion was exercised in 2022).
(3)    Paid on a quarterly basis.
(4)    Payable only to directors who travel outside of their home state or province to attend a Board or Committee meeting.
(5)    The Chair of the Board also served as the Chair of the NCGC in 2022, for which no additional fee was paid.

DSU/RSU Election
Each director must elect to receive 0%, 25% or 50% of their annual board fees, committee chair retainer fees and travel fees (collectively, Annual Fees) in cash, with the balance in DSUs, until such director has satisfied the requirements of the Director Share Ownership Guidelines described (and defined) under Director Share Ownership Guidelines below. Once a director has satisfied such requirements, the director may then elect to receive 0%, 25% or 50% of their Annual Fees in cash, with the balance either in DSUs or RSUs. If a director does not make an election, 100% of such director's Annual Fees will be paid in DSUs.

Annual Fee Election
Prior to Satisfaction of Director Share Ownership Guidelines		After Satisfaction of Director Share Ownership Guidelines
Option 1	Option 2	Option 1	Option 2	Option 3
100% DSUs	(i) 25% Cash + 75% DSUs or (ii) 50% Cash + 50% DSUs	(i) 100% DSUs or (ii) 100% RSUs	(i) 25% Cash + 75% DSUs or (ii) 50% Cash + 50% DSUs	(i) 25% Cash + 75% RSUs or (ii) 50% Cash + 50% RSUs
Subject to the terms of the Directors' Share Compensation Plan, each DSU represents the right to receive one SVS or an equivalent value in cash (at the Corporation's discretion) when the director (a) ceases to be a director of the Corporation and (b) is not an employee of the Corporation or a director or employee of any corporation that does not deal at arm's-length with the Corporation (collectively, Retires). RSUs granted to directors are governed by the terms of the Corporation's Long-Term Incentive Plan (LTIP). Each quarterly grant of RSUs will vest in instalments of one-third per year on the first, second and third anniversary dates of the grant. Each vested RSU entitles the holder thereof to one SVS; however, if permitted by the Corporation under the terms of the grant, a director may elect to receive a payment of cash in lieu of SVS. Unvested RSUs will vest immediately on the date that the director Retires. DSUs that vest on retirement will be settled on the date that is 45 days following the date on which the director Retires, or the following business day if the 45th day is not a business day (Valuation Date), or as soon as practicable thereafter. The amount used to cash-settle DSUs (if applicable) will be based on the closing price of the SVS on the Valuation Date. DSUs will in all cases be redeemed and payable on or prior to the 90th day following the date on which the director Retires.
Grants of DSUs and RSUs to directors are credited quarterly in arrears. The number of DSUs and RSUs, as applicable, granted is calculated by multiplying the amount of such director's Annual Fees for the quarter by the percentage of the Annual Fees that the director elected to receive in the form of DSUs or RSUs, as applicable, and dividing the product by the closing price of the SVS on the New York Stock Exchange (NYSE) on the last business day of the quarter for DSUs and the closing price of the SVS on the NYSE on the trading day preceding the date of grant for RSUs.
Directors' Fees Earned in 2022
All compensation paid in 2022 by the Corporation to its directors is set out in Table 2, except for the compensation of Mr. Mionis, President and CEO of the Corporation, which is set out in Table 16. The Board earned an aggregate of $1,916,046 in Total Annual Fees in respect of 2022, including total grants of $1,021,671 in DSUs and $367,500 in RSUs (excluding fees paid to Mr. Mionis, whose compensation is set out in Table 16, and fees payable to Onex for the service of Mr. Popatia as a director, which are described in footnote 11 to Table 2).

Table 2: Director Fees Earned in Respect of 2022

Name	Annual Fees Earned				Allocation of Annual Fees(1)(2)
	Annual Board Retainer	Annual Committee Chair Retainer	Travel Fees(3)	Total Fees	DSUs(4)	RSUs(4)	Cash(5)
Robert A. Cascella	$235,000	$15,000(6)	$7,500	$257,500	$128,750	—	$128,750
Deepak Chopra	$235,000	—	—	$235,000	$117,500	—	$117,500
Françoise Colpron(7)	$58,750	—	$2,500	$61,250	$30,625		$30,625
Daniel P. DiMaggio	$235,000	—	$5,000	$240,000	$180,000	—	$60,000
Jill Kale(8)	$19,796	—	—	$19,796	$19,796	—	—
Laurette T. Koellner	$235,000	$20,000(9)	$5,000	$260,000	$130,000	—	$130,000
Luis A. Müller	$235,000	—	$5,000	$240,000	$180,000	—	$60,000
Carol S. Perry(10)	$235,000	—	—	$235,000	$235,000	—	—
Tawfiq Popatia(11)	—	—	—	—	—	—	—
Michael M. Wilson	$360,000	—	$7,500	$367,500	—	$367,500	—
(1)    Directors who had not satisfied the requirements of the Director Share Ownership Guidelines described below were required to elect to receive 0%, 25% or 50% of their 2022 Annual Fees (set forth in the "Total Fees" column above) in cash, with the balance in DSUs. Directors who had satisfied such requirements were required to elect to receive 0%, 25% or 50% of their 2022 Annual Fees in cash, with the balance either in DSUs or RSUs. The Annual Fees received by directors in DSUs for 2022 were credited quarterly, with the number of DSUs granted determined using the closing price of the SVS on the NYSE on the last business day of each quarter, which was $11.91 on March 31, 2022, $9.72 on June 30, 2022, $8.41 on September 30, 2022 and $11.27 on December 30, 2022, the last trading day of the year. The Annual Fees received by directors in RSUs for 2022 were credited quarterly, with the number of RSUs granted determined using the closing price of the SVS on the NYSE on the trading day preceding the day of the grant, which was $11.92 on March 30, 2022, $9.79 on June 29, 2022, $8.47 on September 29, 2022 and $11.27 on December 30, 2022.
(2)    For 2022, the directors elected to receive their Annual Fees as follows:

Director	Cash	DSUs	RSUs
Robert A. Cascella	50%	50%	—
Deepak Chopra	50%	50%	—
Françoise Colpron	50%	50%	—
Daniel P. DiMaggio	25%	75%	—
Jill Kale	—	100%	—
Laurette T. Koellner	50%	50%	—
Luis A. Müller	25%	75%	—
Carol S. Perry	—	100%	—
Michael M. Wilson	—	—	100%
(3)    Amounts in this column represent travel fees paid to directors who traveled outside of their home state or province to attend Board and Committee meetings in person.
(4)    Amounts in this column represent the grant date fair value of the units issued in respect of 2022 Annual Fees which is the same as their accounting value.
(5)    Amounts in this column represent the portion of 2022 Annual Fees paid in cash.
(6)    Represents the annual retainer for the Chair of the HRCC.
(7)    Ms. Colpron was appointed to the Board, and each committee of which she is a member, effective October 1, 2022.
(8)    Ms. Kale was appointed to the Board, and each committee of which she is a member, effective December 1, 2022. For December 1, 2022 to December 31, 2022, Ms. Kale received a prorated quarterly annual Board retainer.
(9)    Represents the annual retainer for the Chair of the Audit Committee.
(10)    Ms. Perry is not standing for re-election to the Board at the Meeting.
(11)    Mr. Popatia is an officer of Onex and did not receive any compensation in his capacity as a director of the Corporation in 2022; however, Onex received compensation for providing the services of Mr. Popatia as a director in 2022 pursuant to a Services Agreement between the Corporation and Onex, entered into on January 1, 2009 (as amended January 1, 2017, the Services Agreement). The Services Agreement automatically renews for successive one-year terms unless the Corporation or Onex provide notice of intent not to renew. The Services Agreement terminates automatically and the rights of Onex to receive compensation (other than accrued and unpaid compensation) will terminate (a) 30 days after the first day on which Onex ceases to hold at least one MVS of Celestica or any successor company or (b) the date Mr. Popatia ceases to be a director of Celestica, for any reason. Onex receives compensation under the Services Agreement in an amount equal to $235,000 per year (consistent with current annual Board retainer fees) payable in DSUs in equal quarterly instalments in arrears. The number of DSUs is determined using the closing price of the SVS on the NYSE on the last day of the fiscal quarter in respect of which the instalment is to be credited.

Directors' Ownership of Securities
Outstanding Share-Based Awards
Information concerning all outstanding share-based awards as of December 31, 2022 made by the Corporation to each director (other than Mr. Mionis, whose information is set out in Table 17), including awards granted prior to 2022, is set out in

Table 3. Such awards consist of DSUs and RSUs. DSUs granted to the individuals set forth below may only be settled in SVS purchased in the open market or an equivalent value in cash (at the discretion of the Corporation). RSUs granted to directors are governed by the terms of the LTIP. Each vested RSU entitles the holder thereof to one SVS; however, if permitted by the Corporation under the terms of the grant, a director may elect to receive a payment of cash in lieu of SVS. No options to acquire SVS may currently be granted to directors under the LTIP, and no options previously granted to directors (or former directors) under the LTIP remain outstanding.
Table 3: Outstanding Share-Based Awards

	Number of Outstanding Securities		Market Value of Outstanding Securities(1) ($)
Name	DSUs (#)	RSUs (#)	DSUs ($)	RSUs ($)
Robert A. Cascella	63,596	—	$716,727	—
Deepak Chopra	80,198	—	$903,831	—
Françoise Colpron(2)	2,717	—	$30,621	—
Daniel P. DiMaggio	280,040	—	$3,156,051	—
Jill Kale(2)	1,756	—	$19,790	—
Laurette T. Koellner	279,931	—	$3,154,822	—
Luis A. Müller	23,399	—	$263,707	—
Carol S. Perry	245,300	—	$2,764,531	—
Tawfiq Popatia(3)	—	—	—	—
Michael M. Wilson	283,131	63,194	$3,190,886	$712,196

(1)    The market value of DSUs and unvested RSUs was determined using a share price of $11.27, which was the closing price of the SVS on the NYSE on December 30, 2022, the last trading day of the year.

(2)    Mses. Colpron and Kale were appointed to the Board of Directors effective October 1, 2022 and December 1, 2022, respectively.

(3)    No share-based awards have been made to Mr. Popatia; however, 340,737 DSUs have been issued to Onex (and are outstanding) pursuant to the Services Agreement since its inception, including 23,173 DSUs issued to Onex for the services of Mr. Popatia as a director of the Corporation in 2022. For further information see footnote 11 to Table 2.

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
Each director's holdings of securities are reviewed annually as of December 31. The following table sets out whether each director standing for election at our 2023 Annual Meeting of Shareholders was in compliance with the Director Share Ownership Guidelines as of December 31, 2022.
Table 4: Shareholding Requirements

	Shareholding Requirements
Director(1)	Target Value as of December 31, 2022	Value as of December 31, 2022(2)	Met Target as of December 31, 2022
Robert A. Cascella	$352,500	$716,727	Yes
Deepak Chopra	$352,500	$903,831	Yes
Françoise Colpron(3)	$352,500	$30,621	N/A
Daniel P. DiMaggio	$352,500	$3,156,051	Yes
Jill Kale(3)	$352,500	$19,790	N/A
Laurette T. Koellner	$352,500	$3,154,822	Yes
Luis A. Müller(3)	$352,500	$263,707	N/A
Michael M. Wilson	$675,000	$3,903,082	Yes

(1)    As President and CEO of the Corporation, Mr. Mionis is subject to the Executive Share Ownership Guidelines — see Executive Share Ownership. As an officer of Onex, Mr. Popatia is not subject to the Director Share Ownership Guidelines. Directors have five years from their appointment to comply with the Director Share Ownership Guidelines. Although applicable directors will not be deemed to have breached such Guidelines by reason of a decrease in the market value of the Corporation's securities, such directors are required to purchase further securities within a reasonable period of time after such occurrence to comply with the Director Share Ownership Guidelines.

(2)    The value of the aggregate number of SVS, DSUs and/or unvested RSUs held by each director is determined using a share price of $11.27, which was the closing price of the SVS on the NYSE on December 30, 2022, the last trading day of the year.

(3)    Ms. Colpron, Ms. Kale and Dr. Müller were appointed to the Board of Directors effective October 1, 2022, December 1, 2022, and August 31, 2021, respectively and will be required to comply with the Director Share Ownership Guidelines within five years of their respective appointments.

Director Attendance
Directors are expected to be prepared for and attend all Board and respective committee meetings. The following table sets forth the attendance of directors at Board meetings and at meetings of those standing committees of which they are members, from January 1, 2022 to February 21, 2023. All then-members of the Board attended the Corporation's 2022 Annual Meeting of Shareholders except for Mr. Popatia (2022 AGM).
Table 5: Directors' Attendance at Board and Committee Meetings

Director	Board	Audit Committee	HRCC	NCGC	Meetings Attended %
					Board	Committee
Robert A. Cascella	8 of 8	6 of 6	6 of 6	5 of 5	100%	100%
Deepak Chopra	8 of 8	6 of 6	6 of 6	5 of 5	100%	100%
Françoise Colpron(1)	3 of 3	2 of 2	3 of 3	2 of 2	100%	100%
Daniel P. DiMaggio	8 of 8	6 of 6	6 of 6	5 of 5	100%	100%
Jill Kale(1)	2 of 2	1 of 1	2 of 2	1 of 1	100%	100%
Laurette T. Koellner	8 of 8	6 of 6	6 of 6	5 of 5	100%	100%
Robert A. Mionis	8 of 8	—	—	—	100%	—
Luis A. Müller	8 of 8	6 of 6	6 of 6	5 of 5	100%	100%
Carol S. Perry	8 of 8	6 of 6	6 of 6	5 of 5	100%	100%
Tawfiq Popatia	7 of 8	—	—	—	88%	—
Michael M. Wilson	8 of 8	6 of 6	6 of 6	5 of 5	100%	100%
(1)    Mses. Colpron and Kale were appointed to the Board of Directors, and each of the Audit, HRCC and NCGC committees, effective October 1, 2022 and December 1, 2022, respectively.
COMPENSATION DISCUSSION AND ANALYSIS
This Compensation Discussion and Analysis sets out the policies of the Corporation for determining compensation paid to the Corporation's CEO, its CFO, and the three other most highly compensated executive officers in 2022 (collectively, Named Executive Officers or NEOs). The NEOs who are the subject of this Compensation Discussion and Analysis are:

Robert A. Mionis — President and Chief Executive Officer
Mr. Mionis is responsible for Celestica's overall leadership, strategy and vision. In conjunction with the Board of Directors, he develops the Corporation’s overall strategic plan, including the corporate goals and objectives as well as our approach to risk management. He is focused on positioning the Corporation for long-term profitable growth and ensuring the success of Celestica’s customers around the world.

Prior to joining Celestica in 2015, Mr. Mionis was an Operating Partner at Pamplona, a global private equity firm where he supported several companies across a broad range of industries, including the industrial, aerospace, healthcare and automotive industries. Before joining Pamplona, Mr. Mionis served as President and CEO of StandardAero, leading the company through a period of significant revenue and profitability growth. Over the course of his career, he has held a number of operational and service roles at companies in the aerospace, industrial and semiconductor markets, including General Electric, Axcelis Technologies, AlliedSignal and Honeywell. From 2018 to 2021, Mr. Mionis served on the board of Shawcor Ltd., a Canadian oilfield services company listed on the TSX.
Mr. Mionis is a member of the Board of Directors. He holds a Bachelor of Science in Electrical Engineering from the University of Massachusetts.

Mandeep Chawla — Chief Financial Officer
Mr. Chawla is responsible for the planning and management of short and long-term financial performance and reporting activities. He assists the CEO in setting the long-term strategic direction and financial goals of the Corporation, and manages overall capital allocation activities in order to maximize shareholder value. He provides oversight on risk management and governance matters, and leads the communication and relationship management activities with key financial stakeholders.

Mr. Chawla joined Celestica in 2010 and held progressively senior roles in the Corporation before assuming the role of CFO in 2017. Prior to joining Celestica, he held senior financial management roles with MDS Inc., Tyco International, and General Electric. Mr. Chawla was appointed to the Board of Directors of Sleep Country Canada Holdings Inc., a TSX-listed mattress and bedding retailer, effective August 20, 2020, and he is currently the Chair of its Audit Committee.
Mr. Chawla holds a Master of Finance degree from Queen’s University and a Bachelor of Commerce degree from McMaster University. He is a CPA, CMA.

Jason Phillips — President, CCS
Mr. Phillips was appointed President, CCS, effective January 1, 2019. In this role, he is responsible for strategy and technology development, deployment and execution for Celestica's enterprise and communications businesses. His responsibilities include the strategic development and execution of our HPS business (which includes firmware/software enablement across all primary IT infrastructure data center technologies and aftermarket services) and HPS network, including our new center of excellence in Richardson, Texas, which expands our HPS footprint and increases our North America manufacturing capacity.

Mr. Phillips has over 25 years of industry experience and joined Celestica in 2008 holding progressively senior roles within the Corporation’s CCS business, most recently as Senior Vice President, Enterprise and Cloud Solutions. Prior to joining Celestica, he held the role of Vice President and General Manager, Personal Communications at Elcoteq, and spent five years at Solectron in senior roles spanning sales, global account management, business unit leadership, and operations. Mr. Phillips holds a Bachelor of Science in Business Administration from the University of North Carolina, Chapel Hill.

Todd C. Cooper — President, ATS
Commencing in 2022, Mr. Cooper serves as President, ATS. He is responsible for strategy development, deployment and execution of Celestica’s A&D, Capital Equipment, HealthTech and Industrial businesses, as well as for PCI. From 2018 to 2021, he served as Chief Operations Officer and was responsible for driving operational and supply chain excellence, quality and technology innovation throughout the Corporation, as well as for the enablement of processes that drive value creation. As part of his role, he also led the operations, supply chain, quality, global business services and information technology teams.

Mr. Cooper has over 25 years' experience in operations leadership and advisory roles, including considerable experience in developing and implementing operational strategies to drive large-scale improvements for global organizations. Prior to joining Celestica, Mr. Cooper led supply chain, procurement, logistics, and sustainability value creation efforts at KKR, a global investment firm. Prior to that, he was the Vice President of Global Sourcing in Honeywell’s Aerospace Division. He previously held various management roles at Storage Technology Corporation, McKinsey & Company, and served as a Captain in the U.S. Army.
He holds a Bachelor of Science in Engineering from the U.S. Military Academy at West Point, a Master of Science in Mechanical Engineering from the Massachusetts Institute of Technology and an MBA from the MIT Sloan School of Management.

Yann Etienvre — Chief Operations Officer
Mr. Etienvre was appointed Chief Operations Officer effective January 1, 2022 after serving as an advisor upon joining Celestica in November 2021. He is responsible for driving operational excellence, quality, and technology innovation throughout the Corporation, as well as enabling processes that drive value creation. As part of his role, he leads the technology innovation, supply chain, IT, GBS, operations excellence and after-market services teams.

Mr. Etienvre joined Celestica from Sensata Technologies, where he served as the Executive Vice President and Chief Supply Chain Officer from 2019 to 2021. In this role, he led their global operations, sourcing, logistics and compliance. He has held various leadership roles within Sensata Technologies, IMI plc, GE Healthcare, Montupet and Renault and has experience with various market segments including automotive, healthcare, electrification, oil and gas, energy and appliances.
He holds a Bachelor of Science in Mechanical Engineering from Institut National Des Sciences Appliquées, Lyon and an EMBA from Marquette University.

A description and explanation of the significant elements of compensation awarded to the foregoing NEOs during 2022 is set forth below under 2022 Compensation Decisions.
Note Regarding Non-IFRS Financial Measures
This Compensation Discussion and Analysis contains references to non-IFRS operating margin, adjusted return on invested capital (ROIC), adjusted free cash flow, and adjusted earnings per share (EPS), each of which is a non-IFRS financial measure (including non-IFRS financial ratios). With respect to all references to these measures (wherever used herein), please note the following:
•Non-IFRS operating margin is defined as non-IFRS operating earnings divided by revenue. Non-IFRS operating earnings is defined as earnings from operations before employee SBC expense, amortization of intangible assets (excluding computer software) and Other Charges, net of recoveries (as defined below).
•Non-IFRS adjusted ROIC is determined by dividing annualized non-IFRS operating earnings by average net invested capital, which is derived from IFRS financial measures and is defined as total assets less: cash, right-of-use assets, accounts payable, accrued and other current liabilities and provisions, and income taxes payable, using a five-point average to calculate average net invested capital for the year.
•Non IFRS adjusted free cash flow is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), lease payments and Finance Costs (defined below) paid (excluding any debt issuance costs and when applicable, credit facility waiver fees paid). Non-IFRS adjusted free cash flow does not represent residual cash flow available to us for discretionary purposes.
•Non-IFRS adjusted EPS is determined by dividing non-IFRS adjusted net earnings by the number of diluted weighted average shares outstanding. Non-IFRS adjusted net earnings is a non-IFRS financial measure and is defined as IFRS net earnings (loss) before employee SBC expense, amortization of intangible assets (excluding computer software), Other Charges, net of recoveries, and adjustments for taxes (representing the tax effects of our non-IFRS adjustments and non-core tax impacts (tax adjustments related to acquisitions, and certain other tax costs or recoveries related to restructuring actions or restructured sites)).
•Finance Costs consist of interest expense and fees related to our credit facility (including debt issuance and related amortization costs), our interest rate swap agreements, our TRS Agreement, our accounts receivable sales program and customer supplier financing programs, and interest expense on our lease obligations, net of interest income earned.
•Other Charges, net of recoveries consist of restructuring charges, net of recoveries, transition costs (costs related to: (i) manufacturing line transfers from closed sites; (ii) the sale of real properties unrelated to restructuring actions; and (iii) in prior periods, the relocation of our Toronto manufacturing operations and corporate headquarters in connection with the 2019 sale of our former Toronto real property); net impairment charges; Acquisition Costs (as defined below); legal settlements (recoveries); and specified credit facility-related charges.
•Acquisition Costs consist of acquisition-related consulting, transaction and integration costs, and charges or releases related to the remeasurement of indemnification assets or the release of indemnification or other liabilities recorded in connection with acquisitions.
Prior to Q2 2022, non-IFRS adjusted free cash flow was referred to as non-IFRS free cash flow, but has been renamed. Its composition remains unchanged. In addition, prior to Q2 2022, non-IFRS operating earnings was reconciled to IFRS earnings before income taxes, and non-IFRS operating margin was reconciled to IFRS earnings before income taxes as a percentage of revenue, but commencing in Q2 2022, are reconciled to IFRS earnings from operations, and IFRS earnings from operations as a percentage of revenue, respectively (as the most directly comparable IFRS financial measures). This modification did not impact either resultant non-IFRS financial measure. Since non-IFRS adjusted ROIC is based on non-IFRS operating earnings, in comparing this measure to the most directly-comparable financial measure determined using IFRS measures (which we refer to as IFRS ROIC), commencing in the third quarter of 2022, our calculation of IFRS ROIC is based on IFRS earnings from operations (instead of IFRS earnings before income taxes). This modification did not impact the determination of non-IFRS adjusted ROIC. Prior period reconciliations and calculations included herein reflect the current presentation.
See "Non-IFRS Financial Measures" in Item 5 of this Annual Report for, among other things, a discussion of the exclusions used to determine these non-IFRS financial measures and ratios, how these non-IFRS financial measures and ratios are used, and a reconciliation of historical non-IFRS financial measures and ratios to the most directly comparable IFRS financial measures and ratios, which reconciliations are incorporated herein by reference. These non-IFRS financial measures and ratios do not have any standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.
Compensation Objectives
The Corporation's executive compensation philosophy is to attract, motivate and retain the leaders who drive the success of the Corporation. In light of this philosophy, we have designed our executive compensation programs and practices to pay-for-performance, adhere to the Corporation's risk profile, align the interests of executives and shareholders, incentivize executives to work as a team to achieve our strategic objectives, ensure direct accountability for annual and long-term operating results, and to reflect both business strategy and market norms. The HRCC reviews compensation policies and practices regularly, considers related risks, and makes any adjustments it deems necessary to ensure our compensation policies are not reasonably likely to have a material adverse effect on the Corporation.
A substantial portion of the compensation of our executives is linked to the Corporation's performance. The HRCC establishes total target compensation and certain elements of compensation (base salary, short-term incentives and long-term incentives) for the NEOs with reference to the median compensation of the Comparator Group (defined under Comparator Group below), and other factors including experience, internal pay equity, work location, tenure, and role. Rather than setting pay formulaically to match the median exactly, the Comparator Group is primarily used for setting an anchor point by which to test the reasonableness of compensation. NEOs have the opportunity for higher compensation for performance that exceeds target performance goals, and will receive lower compensation for performance that is below target performance goals.

What We Do		What We Don't Do
Pay-for-performance	✔	No repricing of options	X
Focus on long-term compensation using a balanced mix of compensation elements	✔	No hedging or pledging by executives of Celestica securities	X
Ensure the mix of executive compensation balances long-term success, annual performance, and adequate fixed compensation	✔	No steep payout cliffs at certain performance levels that may encourage short-term business decisions to meet payout thresholds	X
Consider market norms and competitive pay practices	✔	No multi-year guarantees	X
Mitigate undue risk in compensation programs	✔	No uncapped incentive plans	X
Retain an independent advisor to the HRCC	✔
Stress-test compensation plan designs	✔
Apply stringent share ownership policies and post- employment hold period for the CEO's shares	✔
Clawback incentive-based compensation under specified circumstances	✔
Maintain equity plans that provide for change of control treatment for outstanding equity based on a “double trigger” requirement	✔
Set minimum corporate profitability requirement for CTI payments	✔
Establish caps on PSU payout factors	✔
Provide annual shareholder "say-on-pay" advisory vote	✔
The 2022 compensation package was designed to:
•ensure executives are compensated fairly and in a way that does not result in the Corporation incurring undue risk or encouraging executives to take inappropriate risks;
•provide competitive fixed compensation (i.e., base salary and benefits), as well as a substantial amount of at-risk pay through our annual and equity-based incentive plans;
•reward executives for: achieving short-term operational and financial results through annual cash incentives based on the Corporation's Annual Operating Plan (AOP); achieving long-term operational and financial results as well as superior share price performance relative to a group of technology hardware and equipment companies (through PSUs); and sustained, long-term leadership (through RSUs);
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
Independent Advice
The HRCC, which has the sole authority to retain and terminate an executive compensation consultant to the HRCC, has engaged Willis Towers Watson (Compensation Consultant) since 2006 as its independent compensation consultant to assist in identifying appropriate comparator companies against which to evaluate the Corporation's compensation levels, to provide data about those companies, and to provide observations and advice with respect to the Corporation's compensation practices versus those of chosen comparator companies and the market in general.
The Compensation Consultant also provides advice (upon request) to the HRCC on the policy recommendations prepared by management and keeps the HRCC apprised of market trends in executive compensation. The Compensation Consultant attended portions of all HRCC meetings held in 2022, in person, by telephone or virtually, as requested by the Chair of the HRCC. At each of its meetings, the HRCC held an in camera session with the Compensation Consultant without any member of management being present. Decisions made by the HRCC, however, are the responsibility of the HRCC and may reflect factors and considerations supplementary to the information and advice provided by the Compensation Consultant.
Each year, the HRCC reviews the scope of activities of the Compensation Consultant and, if it deems appropriate, approves the corresponding budget. During such review, the HRCC also considers the independence factors required to be considered by the NYSE prior to the selection or receipt of advice from a compensation consultant. After consideration of such independence factors and prior to engaging the Compensation Consultant in 2022, the HRCC determined that the Compensation Consultant was independent. The Compensation Consultant meets with the Chair of the HRCC and management at least annually to identify any initiatives requiring external support and agenda items for each HRCC meeting throughout the year. The Compensation Consultant reports directly to the Chair of the HRCC and is not engaged by management. The Compensation Consultant may, with the approval of the HRCC, assist management in reviewing and, where appropriate, developing and recommending compensation programs to align the Corporation's practices with competitive practices. Any such service in excess of $25,000 provided by the Compensation Consultant relating to executive compensation must be pre-approved by the Chair of the HRCC. In addition, any non-executive compensation consulting service in excess of $25,000 must be submitted by management to the HRCC for pre-approval, and any services that will cause total non-executive compensation consulting fees to exceed $25,000 in aggregate in a calendar year must also be pre-approved by the HRCC.
The following table sets out the fees paid by the Corporation to the Compensation Consultant in each of the past two years:
Table 6: Fees of the Compensation Consultant

	Year Ended December 31
	2022	2021
Executive Compensation-Related Fees(1)	C$312,108	C$272,238
All Other Fees(2)	C$—	C$14,980
(1)    Services for 2022 and 2021 included support on executive compensation matters that are part of the HRCC's annual agenda (e.g., executive compensation competitive market analysis, review of trends in executive compensation, peer group review, pay-for-performance analysis and assistance with executive compensation-related disclosure, annual valuation of PSUs for accounting purposes, attendance at all HRCC meetings, and support with ad-hoc executive compensation issues that arose throughout the year). Services for 2022 also included advice on 2023 incentive plan design changes.
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
The HRCC generally meets five times a year, in January, April, July, October and December. The annual executive compensation process typically follows the calendar outlined below:

January
•Determine achievement of the corporate performance factor (based on the Corporation's year end results as approved by the Audit Committee) and the individual performance factors for CTI payments for the previous year
•Determine achievement of performance for the PSUs that are settled in the current year based on the end of the applicable performance period
•Approve corporate performance objectives for the CTI for the current year
•Approve performance goals for PSUs granted in the current year
•Review individual target compensation levels and approve base salary, target under the CTI and long-term incentives for the current year
•Conduct risk assessment of compensation programs
•Review scope of activity of Compensation Consultant and approve fees for the current year
•Review executive compensation disclosure
•Review the corporate goals and objectives relevant to CEO compensation and evaluate CEO performance in light of the financial and business goals and objectives approved by the Board for the previous year
•Review and approve total compensation package for CEO for the current year, including stress-test of performance-based compensation

April	•Annual compensation policy review and pension plan review •Assess performance of Compensation Consultant •Diversity and inclusion update
July
•Review and consider shareholder feedback from say-on-pay vote
•Review trends and "hot topics" in compensation governance
•Review and approve Comparator Group for the following year (based on the recommendation of the Compensation Consultant)
•Review talent management strategy and succession plans
•Conduct pay-for-performance alignment review

October	•Review market benchmark reports for the CEO and other NEOs •Review and evaluate interim performance relative to corporate goals and objectives for the current year
December
•Review and evaluate updated interim performance relative to corporate goals and objectives for the current year
•Review preliminary compensation recommendations and performance objectives for the following year, including base salary recommendations and the value and mix of equity-based incentives (NEO compensation recommendations are developed by the CEO. The CEO's compensation recommendations are determined by the HRCC in consultation with the Compensation Consultant and the CHRO). By reviewing the compensation proposals in advance, the HRCC is afforded sufficient time to discuss and provide input regarding proposed compensation changes prior to the January meeting at which time the HRCC approves the compensation proposals, revised as they deem appropriate, based on input provided at the December meeting.
•Preliminary evaluation of individual performance relative to objectives

HRCC Discretion
The HRCC may exercise its discretion to either award compensation absent attainment of a relevant performance goal or similar condition, or to reduce or increase the size of any award or payout to any NEO. The HRCC did not exercise such discretion for any NEO compensation in 2022.
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
The Corporation's compensation programs are designed with a balanced approach aligned with its business strategy and risk profile. A number of compensation practices have been implemented to mitigate potential compensation policy risk. It is the HRCC's view that the Corporation's 2022 compensation policies and practices did not promote excessive risk-taking that would be reasonably likely to have a material adverse effect on the Corporation, and that appropriate risk mitigation features are in place within the Corporation's compensation program. In reaching its opinion, the HRCC reviewed key risk-mitigating features in the Corporation's compensation governance processes and compensation structure including the following:

Governance
Corporate Strategy Alignment	•Our executive compensation program is designed to link executive compensation outcomes with the execution of business strategy and align with shareholder interests.
Compensation Decision-Making Process	•We have formalized compensation objectives to help guide compensation decisions and incentive design and to effectively support our pay-for-performance policy (see Compensation Objectives).
Shareholder Engagement	•We have a shareholder outreach program through which we solicit feedback on our corporate governance, executive compensation program, and other matters.
Non-binding Shareholder Advisory Vote on Executive Compensation	•We hold an annual advisory vote on executive compensation, allowing shareholders to express approval or disapproval of our approach to executive compensation.
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

Overlapping Committee Membership	•All of our independent directors sit on the HRCC to provide continuity and to facilitate coordination between the Committee's and the Board's respective oversight responsibilities.
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

"One-company" Annual Incentive Plan
•Celestica’s "one-company" annual incentive plan (CTI) helps to mitigate risk-taking by tempering the results of any one business unit on Celestica's overall corporate performance, and aligning executives and employees in the various business units and regions with corporate goals.

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
•Each of the CTI payouts and PSU vesting have a maximum payout of two times target.

Share Ownership Requirement
•Our share ownership guidelines require executives to hold a significant amount of our securities to help align their interests with those of shareholders’ and our long-term performance.
•This practice also mitigates against executives taking inappropriate or excessive risks to improve short-term performance at the expense of longer-term objectives.
•In the event of the cessation of Mr. Mionis’ employment with us for any reason, he will be required to retain the share ownership level set out in the Executive Share Ownership Guidelines on his termination date for the 12 month period immediately following his termination date as set out in Mr. Mionis' amended CEO employment agreement effective August 1, 2016 (CEO Employment Agreement).

Anti-hedging and Anti-pledging Policy
•Executives and directors are prohibited from: entering into speculative transactions and transactions designed to hedge or offset a decrease in the market value of our securities; purchasing our securities on margin; borrowing against our securities held in a margin account; and pledging our securities as collateral for a loan.

Clawback Policy and Provisions
•Our Clawback Policy provides for recoupment of incentive compensation from the NEOs received during a specified period if the Corporation is required to restate financial statements due to, directly or indirectly, one or more NEOs having engaged in fraud, intentional misconduct or gross negligence or committed a material breach of the BCG Policy. Additionally, incentive compensation is subject to clawback if an executive has committed a material breach of certain post-employment provisions. See Clawback Policy and Provisions below.

"Double Trigger"	•The LTIP and Celestica Share Unit Plan (CSUP) provide for change-of- control treatment for outstanding equity based on a "double trigger" requirement.
Severance Protection	•NEOs' entitlements on termination without cause are in part contingent on complying with confidentiality, non-solicitation and non-competition obligations.
Pay-For-Performance Analysis	•Periodic scenario-testing of the executive compensation programs is conducted, including a pay-for-performance analysis.
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

2022 Comparator Group
Our approach to executive pay benchmarking reflects our strategic direction, the evolution of our business model, and external market conditions. It is important for the comparator group that is used to benchmark compensation (Comparator Group) to reflect the global scale of executive talent required to drive our strategic vision, our market for executive talent and the financial characteristics and our highly specialized and diversified operations.
A majority of our current executive officers were not recruited from the Canadian market. Our three most recent CEOs (including Mr. Mionis) and three of the four other NEOs have come from the U.S. We have no EMS competitors in Canada, and non-EMS companies of similar size that are based exclusively within Canada do not provide the desired EMS business and operational knowledge required for the complexity of our business.
In determining the Comparator Group for 2022, the HRCC considered the following criteria, which were prepared by the Compensation Consultant:

Size/Financial Measures
•Since revenue is the financial measure that is most strongly correlated with executive pay:
◦Companies with revenue generally in the range of 50% to 200% of the Corporation's revenue were considered
◦Celestica’s revenue was above the median of the Comparator Group
•Other financial measures were reviewed in addition to revenue, such as market capitalization, earnings before interest and taxes (EBIT) margin and other financial indicators which align with our strategic direction
•These financial attributes ensure the alignment of executive pay with that of companies with similar financial characteristics as well as affordability of incentive plans

Operations	•Companies with similar scope, complexity and global operations •Consideration was given to Celestica's U.S.-based market for executive talent
Industry	•Similarly sized industry comparables were further refined based on other financial indicators •Technology companies associated with the EMS industry
Peers of peers	•Analysis of the comparator groups of certain peer companies within the EMS industry
Input from management	•Perspectives of management regarding which organizations were most relevant from a business operations and talent competitor perspective

Based on these criteria, the Compensation Consultant recommended and the HRCC approved the following Comparator Group, which is comprised of U.S.-based technology companies, to be used in the determination of 2022 executive compensation:
Table 7: Comparator Group

Benchmark Electronics Inc.	NetApp, Inc.
Ciena Corp.	ON Semiconductor Corporation
CommScope Holdings Company, Inc.	Plexus Inc.
Curtiss-Wright Corporation	Sanmina Corporation
Diebold Nixdorff, Incorporated	ScanSource Inc.
Juniper Networks, Inc.	Seagate Technology PLC
Keysight Technologies Inc.	Trimble Inc.
NCR Corporation	Xerox Holdings Corporation

Additionally, broader market compensation survey data for other similarly-sized organizations as well as U.S. technology companies and Canadian general industry companies with global operations provided by the Compensation Consultant was analyzed in accordance with a process approved by the HRCC. The HRCC also considered proxy disclosure for companies in the Comparator Group, as well as survey data, among other factors, in making compensation decisions for the CEO and the other NEOs.

2023 Comparator Group

As part of the annual executive compensation process, the HRCC reviewed the Comparator Group in July 2022 with respect to 2023 executive compensation, and no changes were made.

Anti-Hedging and Anti-Pledging Policy
Our Insider Trading Policy prohibits executives from, among other things, entering into speculative transactions and transactions designed to hedge or offset a decrease in the market value of securities of the Corporation. Accordingly, executive officers may not sell short the Corporation's securities, buy or sell put or call options on the Corporation's securities, or purchase financial instruments (including prepaid variable contracts, equity swaps, collars or units of exchange funds) which are designed to hedge or offset a decrease in the market value of the Corporation's securities. Executive officers are also prohibited from purchasing the Corporation's securities on margin, borrowing against the Corporation's securities held in a margin account, or pledging the Corporation's securities as collateral for a loan. The directors of the Corporation also must comply with the provisions of the Insider Trading policy which prohibit hedging and/or pledging of the Corporation's securities.
Clawback Policy and Provisions
We maintain a Clawback Policy applicable to the NEOs which provides that if the Corporation is required to restate financial statements due to, directly or indirectly, one or more NEOs having (a) engaged in fraud, intentional misconduct or gross negligence or (b) committed a material breach of the BCG Policy, the following clawbacks will apply: (i) reduction of the number or value of, or cancellation or termination of, all or any portion of incentive compensation awarded or granted to the breaching NEO in the 12 months prior to date of breach; and (ii) disgorgement or reimbursement of all or any portion of any incentive compensation paid, awarded or granted to such executive, as well as proceeds realized from any such award or grant in the 12 months prior to the date of breach.
Additionally, the Executive Policy Guidelines include provisions which provide that all incentive compensation paid or awarded to executives (including the NEOs) may be subject to clawback in the event an executive has committed a material breach of certain post-employment provisions (non-competition, non- solicitation or disclosure of confidential information). The clawbacks include reduction of the number or value of, or cancellation and termination, of all or any portion of any incentive compensation that was awarded or granted to the executive or vested, in each case in the two-year period prior to the date of breach and/or disgorgement or reimbursement of all or any portion of any incentive compensation paid, awarded or granted to such executive, as well as proceeds realized from any such award or grant, in each case in the two year period prior to the date of breach.
For the purposes of these clawbacks and recoupment, incentive compensation means, without limitation, short-term cash incentives, equity-based incentives and any other incentive-based compensation.
In addition, under the terms of all equity grants made to employees (including the NEOs) under the LTIP and the CSUP, an amount equal to the market value of the shares (or in the case of options, the intrinsic value realized by the executive) at the time of release, net of taxes, is required to be repaid to the Corporation if, within 12 months of the release date, there was a breach of certain post-employment provisions (non- competition, non-solicitation or disclosure of confidential information).

Executives who are terminated for cause also forfeit all unvested RSUs, PSUs and stock options as well as all vested and unexercised stock options.
Executive Share Ownership
The Corporation has executive share ownership guidelines (Executive Share Ownership Guidelines) which require specified executives to hold a multiple of their base salary in specified securities of the Corporation as shown in Table 8. Executives subject to the Executive Share Ownership Guidelines are expected to achieve the specified ownership within a period of five years following the later of: (i) the date of hire, or (ii) the date of promotion to a level subject to the ownership guidelines. Compliance is reviewed annually as of December 31 of each year. The HRCC reviewed the Executive Share Ownership Guidelines in July 2021 and no policy changes were made. The table below sets forth the compliance status of the applicable NEOs with the Executive Share Ownership Guidelines as of December 31, 2022:
Table 8: Executive Share Ownership Guidelines

Name	Executive Share Ownership Guidelines	Share and Share Unit Ownership (Value)(1)	Share and Share Unit Ownership (Multiple of Salary)
Robert A. Mionis(2)	$4,750,000 (5 × salary)	$24,066,037	25.3x
Mandeep Chawla	$1,650,000 (3 × salary)	$4,243,899	7.7x
Jason Phillips	$1,455,000 (3 × salary)	$5,182,047	10.7x
Todd C. Cooper	$1,455,000 (3 × salary)	$7,009,681	14.5x
Yann Etienvre	$1,455,000 (3 × salary)	$1,816,014	3.7x
(1)    Consists of: (i) SVS beneficially owned as of December 31, 2022, (ii) all unvested RSUs held as of December 31, 2022, and (iii) PSUs that settled on February 4, 2023 at 200% of target, which, on December 31, 2022, was the Corporation's anticipated payout and at vesting was the actual payout; the value of which was determined using a share price of $11.27, the closing price of SVS on the NYSE on December 30, 2022, the last trading day of the year.
(2)    For additional details regarding Mr. Mionis' share and share unit ownership, see Table 17 and Item 6.E. of this Annual Report.
The CEO Employment Agreement provides that, in the event of the cessation of Mr. Mionis' employment with the Corporation for any reason, he will be required to retain the share ownership level set out in the Executive Share Ownership Guidelines on his termination date for the 12-month period immediately following his termination date.
Compensation Elements for the Named Executive Officers
Our executive compensation program is comprised of the following elements:

Elements	Rationale
Base Salary	Provides a fixed level of compensation intended to reflect the scope of an executive's responsibilities and level of experience and to reward sustained performance over time, as well as to approximate competitive base salary levels
Annual Cash Incentives	Aligns executive performance with the Corporation's annual goals and objectives
Equity-Based Incentives
● RSUs	Provides a strong incentive for long-term executive retention
● PSUs	Aligns executives' interests with shareholder interests and provides incentives for long-term performance
Benefits	Designed to help ensure the health and wellness of executives
Pension	Designed to assist executives in saving for their retirement
Perquisites	Perquisites are provided to executives on a case-by-case basis as considered appropriate and in the interests of the Corporation
Compensation Element Mix
In order to ensure that our executive compensation program is market competitive, we periodically review the program design and annually review pay levels of companies in the Comparator Group and other competitive market data. We assess total target direct compensation (base salary, annual cash incentive and equity grants) as well as specific elements of compensation when reviewing market information relative to our executive compensation program. The HRCC uses the median of the Comparator Group as a guideline when determining total target direct compensation, but is not bound to any target percentile for any specific element of compensation. In addition to competitive market data, we also consider executive compensation in the context of an executive's level of responsibility, experience, performance relative to their internal peers and succession planning. In determining appropriate positioning relative to the Comparator Group and internal peers, we utilize a multi-year approach for setting and transitioning target compensation for executives who are new in their role.
The at-risk portion of total compensation varies by role and executive level, but has the highest weighting at the most senior levels of management. CTI awards and certain equity-based incentive plan awards are contingent upon the Corporation's financial and operational performance and are therefore at-risk. By making a significant portion of total target direct compensation variable, the Corporation intends to continue to align NEO compensation with shareholder interests.
At-Risk Compensation
The vast majority of compensation paid to the NEOs is in the form of compensation that is variable and at-risk based on performance. A significant component of our executive at-risk pay is equity-based incentives, whose value is linked directly to the value of our SVS, ensuring alignment with the interests of shareholders. Further, CTI awards are contingent upon the Corporation's financial and operational performance and are therefore also at-risk.
Base Salary
The objective of base salary is to attract, reward and retain top talent. Base salaries for executive positions are determined with consideration given to the market median of the Comparator Group. Base salaries are reviewed annually and adjusted if appropriate, to reflect individual performance, relevant knowledge, experience and the executive's level of responsibility within the Corporation.
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
Payments under the CTI are made in cash and are determined in accordance with the following formula:

CPF
At the beginning of the performance period, management sets certain corporate financial targets in alignment with the Board-approved AOP. The HRCC approves such targets once finalized, and the Corporation's results relative to the approved targets are measured to determine the CPF at the end of the performance period.
The CPF can vary from 0% to 200%, depending on the level of achievement of the corporate financial targets, subject to the following two parameters (CTI Parameters):
(1) a separate minimum corporate profitability requirement must be achieved for the CPF to exceed zero; and
(2) target non-IFRS operating margin must be achieved for any other measures under the CPF to pay above target.
The CTI Parameters are set in addition to the achievement of CPF corporate financial targets in order to ensure challenging goals are reflective of our current business environment and that CTI aligns with our pay-for-performance philosophy.
The CPF must be greater than zero for an executive to receive any CTI payment.

IPF
Individual contribution is recognized through the IPF component of the CTI. At the beginning of the performance period, eligible employees, including the NEOs, set individual specific goals and objectives to be achieved during the year which include both quantitative and qualitative objectives. NEOs also review their goals and objectives with the CEO in order to align the goals and objectives of the executive leadership team, and once finalized are approved by the CEO. The goals and criteria include, for example, individual performance relative to segment or company business results, ESG metrics, teamwork, leadership, execution of responsibilities and key accomplishments.
At the end of the year, an NEO's IPF is determined through the annual performance review process which is based on an evaluation of the NEO’s performance measured against the NEO's specific goals and criteria and is approved by the HRCC as recommended by the CEO. The CEO's IPF is determined by the HRCC based on the Board’s assessment of the CEO's performance measured against the CEO's specific goals.
The IPF can increase an NEO's CTI award by a factor of up to 1.5x, subject to an overall CTI award cap of two times the Target Award, or reduce an NEO's CTI award to zero depending on individual performance. An IPF of less than 1.0 will result in a reduction of the CTI award payment otherwise payable, and an IPF of zero will result in no CTI Payment.

Target Incentive	The Target Incentive is a percentage of a NEO's base salary and is determined based on competitive market data.
Target Award	The Target Award is a NEO's Target Incentive multiplied by their base salary.
Maximum Award	Although the combination of a CPF of 200% and an IPF of 1.5x may mathematically result in an amount in excess of two times the Target Award, all CTI awards are capped at two times the Target Award.

Equity-Based Incentives
The Corporation's equity-based incentives for the NEOs consist of RSUs, PSUs and/or stock options. The objectives of equity-based compensation are to:
•align the NEOs' interests with those of shareholders and incent appropriate behaviour for long-term performance;
•reward the NEOs' contributions to the Corporation's long-term success; and
•enable the Corporation to attract, motivate and retain qualified and experienced employees.
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
Target equity-based incentives are determined using a variety of factors, including the median awards of the Comparator Group, as well as individual performance, experience and anticipated contribution to the Corporation's strategy. In establishing the grant value of the annual equity awards for each of the NEOs, we start by assessing the median total target direct compensation of the equivalent position at companies in the Comparator Group. This data is then compared over a number of years for additional context and market trends. The HRCC also considers individual performance, the need to retain experienced and talented leaders to execute the Corporation's business strategies and the executive's potential to contribute to long-term shareholder value. Also considered are the executive's role and responsibilities, internal equity and the level of previous long-term incentive awards. Once all of these factors are taken into consideration, the grant value of the annual equity-based awards for the NEOs is set.
In addition to the annual equity grants, management may award equity-based incentives in order to attract new executive hires and to retain current executives in special circumstances. Such grants are reviewed in advance with the Chairs of the Board and HRCC, and are subject to ratification by the HRCC. No such grants were made to NEOs in 2022.
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
Perquisites
Perquisites are provided to executives on a case-by-case basis as considered appropriate in the interests of the Corporation. NEOs are entitled to an annual comprehensive medical examination at a private health clinic. Where applicable, tax equalization is provided to all NEOs as an integral part of the Corporation's Short-Term Business Travel Program and is designed to maintain an individual's tax burden at approximately the same level it would have otherwise been had they remained in their home country. Due largely to variables such as timing and tax rate differences between Canada and the U.S., tax equalization amounts may vary from year to year. While the Corporation is incorporated and headquartered in Canada, our business is global and we compete for executive talent worldwide. In addition, our executives are often required to travel extensively. As a result, we believe it is appropriate to make tax equalization payments in order to attract and retain non-Canadian executive officers with specific capabilities as well as to ensure that our executives do not incur any additional tax burden as a result of the business travel necessitated by the global nature of our business. Our U.S.-based NEOs have shared access to housing in Canada that the Corporation provides.
2022 Compensation Decisions
Each element of compensation is considered independently of the other elements. However, the total package is reviewed to ensure that the achievement of target levels of corporate and individual performance will result in total compensation that is generally comparable to the median total compensation of the Comparator Group.

Base Salary
The base salaries for the NEOs were reviewed during 2022, and no changes were made as it was determined their respective base salaries were appropriately aligned with the median base salaries of executives with similar roles within the Comparator Group.
The following table sets forth the annual base salary for the NEOs for the years ended December 31, 2020 through December 31, 2022:
Table 9: NEO Base Salary Changes

NEO	Year	Salary ($)	% Increase
Robert A. Mionis President and Chief Executive Officer	2022	$950,000	—
	2021	$950,000	—
	2020	$950,000	—
Mandeep Chawla Chief Financial Officer	2022	$550,000	—
	2021	$550,000	10%
	2020	$500,000	9%
Jason Phillips President, CCS	2022	$485,000	—
	2021	$485,000	5%
	2020	$460,000	—
Todd C. Cooper President, ATS	2022	$485,000	—
	2021	$485,000	5%
	2020	$460,000	—
Yann Etienvre Chief Operations Officer	2022	$485,000	—
	2021	—	—
	2020	—	—

Annual Incentive Award (CTI)
2022 Company Performance Factor
The CPF component of the CTI for 2022 was based on the achievement of specified corporate financial targets for the year (2022 Targets). The 2022 Targets were revenue and non-IFRS operating margin, as these measures were determined to be aligned with the Corporation's continuing key objectives of driving profitable growth on both a "top line" and "bottom line" basis. As both measures were deemed to be equally important, the same weight was given to each target. The same measures and associated weight were used in 2021.
The CTI Parameters ensure that no minimum CTI payments are guaranteed. Under the first CTI Parameter, a minimum corporate profitability requirement must be achieved in order for any CTI award to be payable. Under the second CTI Parameter, a cap applies such that, in order for the revenue component of the CPF to pay above target (regardless of the actual revenue achievement level), target non-IFRS operating margin must be achieved, which it was. Both CTI Parameters were met in 2022. In addition, CTI payments are capped at two times the Target Award.
The percentage achievement for each of the 2022 Targets was determined by interpolating between the factor that corresponds to threshold, target and maximum, as applicable. Each achievement factor was then multiplied by its weight (50%) in order to determine the weighted achievement. In light of the Corporation's exceptional performance in a dynamic macro environment, the HRCC exercised its discretion and slightly reduced the CPF, which allowed for additional flexibility for rewarding individual performance at non-executive levels. Such CPF for 2022 was 170% using the results in the following table:
Table 10: Company Performance Factor

Measure	Weight	Threshold	Target	Maximum	Achieved Results	CPF
IFRS revenue	50%	$5,840M	$6,345M	$6,850M	$7,250M	170%
Non-IFRS operating margin	50%	3.75%	4.50%	5.25%	4.9%

2022 Individual Performance Factor
The IPF can increase an executive's CTI award by a factor of up to 1.5x or reduce the CTI award to zero depending on individual performance (an IPF of less than 1.0 will result in a reduction of the CTI award otherwise payable). Notwithstanding the foregoing, CTI payments are subject to an overall maximum cap of 200% of the Target Award. The IPF is determined through the annual performance review process.
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
CEO
In assessing Mr. Mionis' individual performance, the HRCC considers the Corporation's objectives and results achieved, personal performance objectives as determined annually, as well as other factors the HRCC considers relevant to the role of CEO. Key results that were considered in determining Mr. Mionis' IPF for 2022 are included below:

Objective	2022 Performance Results
Meet Our Commitments
•Exceeded 2022 financial performance targets
•Exceeded bookings targets in ATS and CCS segments with strong margin profile
•Strengthened supply chain partnerships and helped customers navigate the challenges of global supply chain constraints

Return to Growth
•Revenue of $7.25 billion marked a return to top-line revenue growth on an annual basis for the first time since 2018 and represented 29% growth compared to 2021
•Highest annual non-IFRS operating margin and non-IFRS adjusted EPS in Celestica's history
•While the challenging supply chain environment contributed to increased inventory levels, a substantial portion of the increase was also attributable to strong sales growth
•HPS business continued to deliver strong results with record annual revenue of $1.83 billion in 2022, up 59% compared to 2021
•Growth in the Lifecycle Solutions portfolio enabled increased diversification and greater exposure to markets with stickier customer relationships, high growth profiles and accretive margins

Optimize Operations
•Continued mitigating activities such as advanced planning processes, supply chain management, and collaboration with our customers and suppliers in order to partially mitigate the impact of materials constraints
•Matured the "Flawless Launch" initiative to ensure manufacturing readiness and success of new program ramps
•Enhanced information security and data loss prevention controls
•Oversaw programs focused on employee wellness and safety

Enable the Enterprise
•Optimized the executive leadership team with the thoughtful deployment of the executive succession plan
•Focused on talent bench strength and succession readiness for the broader organization
•ESG program continued to earn external industry recognition such as a Platinum rating from EcoVadis, a trusted provider of business sustainability ratings for global supply chains
•Deepened our engagement with our employees with the launch of "Employee Value Proposition" intended to also support talent attraction
•As co-chair of Celestica's Diversity and Inclusion Steering Committee, championed company-wide initiatives designed to improve diversity at Celestica and enable inclusive leadership

During 2022, the Corporation recognized the positive impact of the transformational plan Mr. Mionis envisioned and implemented more than five years ago. As a result of his commitment to the strategic plan, we reshaped our portfolio to establish a more resilient business by diversifying revenue towards markets with structurally higher margins and investing in capabilities to expand product life cycle services. Mr. Mionis remained resolute in his strategy and has shifted Celestica's focus from optimization to growth, and as a result the Corporation returned to top-line annual revenue growth and finished 2022 with the highest annual non-IFRS operating margin and non-IFRS adjusted EPS in its history. As a result, the HRCC and the Board determined that Mr. Mionis exceeded expectations for the year, and approved an IPF of 1.35 for 2022. Although the combination of the Corporation's CPF of 170% and Mr. Mionis' IPF of 1.35 resulted in an amount in excess of two times the Target Award, his CTI award for 2022 was capped at two times the Target Award in accordance with the CTI plan design.

Other NEOs
The performance of the NEOs other than the CEO is assessed at year-end relative to objective measures that align with the targets for the CEO. The CEO assesses each other NEO's contributions to the Corporation's results, including such NEO's contributions as a part of the senior leadership team. Based on the CEO's assessment, the HRCC considered each NEO to have met or exceeded expectations for 2022 based on each of their individual performance and contribution to corporate goals and objectives. Factors considered in the evaluation of each NEO's IPF included the following:

Mandeep Chawla
•Provided financial leadership direction critical to Celestica's record financial year
•Effectively led risk management initiatives on a global scale
•Evolved the Corporation’s investor relation’s strategy and deepened the engagement with the investment community
•Effective working capital management as demonstrated by the achievement of 17.5% non-IFRS adjusted ROIC, an increase of 360 basis points year-over-year

Jason Phillips
•Drove strong CCS segment performance with 29% year-over-year revenue growth fueled by the HPS business
•HPS achieved revenues of $1.83 billion, representing 59% year-over-year revenue growth
•Maturing CCS strategy to include service provider customers for our differentiated offerings
•Established a software design center of excellence in Chennai, India, further increasing the breadth of HPS offerings available to customers

Todd C. Cooper
•Achieved 29% annual revenue growth in the ATS segment compared to 2021 and delivered high levels of new ATS bookings
•Posted strong results in the Industrial business with 24% organic growth compared to 2021
•Led successful new program ramps in our Industrial and HealthTech businesses
•Realized targeted synergies with the integration of PCI

Yann Etienvre
•Completed the strategic reorganization of the Operations organization to streamline operational efficiencies and enhance productivity
•Leveraged the Celestica Operating System to drive continuous improvements and consistent processes and implemented new initiatives such as “Flawless Launch” to support program ramps
•Deployed the "Elevate Safety" program which significantly enhanced employee safety

2022 CTI Awards
The following table sets forth information with respect to the potential and actual awards under the CTI for the NEOs during 2022:
Table 11: 2022 CTI Awards

Name	Target Incentive %(1)	Potential Award for Below Threshold Performance	Potential Award for Threshold Performance(2)	Potential Award for Target Performance(2)	Potential Maximum Award(3)	Amount Awarded	Amount Awarded as a % of Base Salary
Robert A. Mionis	150%	$0	$356,250	$1,425,000	$2,850,000	$2,850,000(4)	300%
Mandeep Chawla	100%	$0	$137,500	$550,000	$1,100,000	$1,100,000(4)	200%
Jason Phillips	80%	$0	$97,000	$388,000	$776,000	$776,000(4)	160%
Todd C. Cooper	80%	$0	$97,000	$388,000	$776,000	$659,600	136%
Yann Etienvre	80%	$0	$97,000	$388,000	$776,000	$725,560	150%

(1)    The Target Incentive for each NEO was not changed from 2021 except for Mr. Mionis whose Target Incentive was increased from 125% to 150%, in order to better align his target short-term incentives with those of CEOs within the Comparator Group.
(2)    Award amounts in these columns are calculated based on an IPF of 1.0.
(3)    Award amounts in this column represent the maximum payout under the CTI of 2x the Target Award.
(4)    Amount awarded for 2022 was capped at two times the Target Award in accordance with the CTI plan design.
In connection with his appointment as Chief Operations Officer, Mr. Etienvre was granted a one-time cash award of $475,000 during 2022. This one-time cash award was made in order to incentivize Mr. Etienvre to join the Corporation when we deemed expedient for him to transition seamlessly into a key leadership position and in recognition of the related forfeiture of a short-term incentive award from his previous employer.
NEO Equity Awards and Mix
Target equity-based incentives were determined for the NEOs with reference to the median awards of the Comparator Group. Consideration was also given to individual performance, the roles and responsibilities of the NEOs, retention value and market trends. The mix of equity in respect of 2022 compensation was comprised of 40% RSUs and 60% PSUs (consistent with recent years). See Compensation Elements for the Named Executive Officers — Equity-Based Incentives for a general description of the process for determining the amounts of these awards.
The following table sets forth equity awards granted to the NEOs on February 1, 2022 as part of their 2022 compensation:
Table 12: NEO Equity Awards

Name	RSUs (#)(1)	PSUs (#)(2)	Stock Options (#)	Value of Equity Award(3)
Robert A. Mionis	231,325	346,988	—	$7,200,000
Mandeep Chawla	62,651	93,976	—	$1,950,000
Jason Phillips	54,618	81,928	—	$1,700,000
Todd C. Cooper	54,618	81,928	—	$1,700,000
Yann Etienvre	51,406	77,108	—	$1,600,000
(1)    Grants were based on a share price of $12.45, which was the closing price of the SVS on the NYSE on January 31, 2022 (the last business day before the date of grant).
(2)    Assumes achievement of 100% of target level performance.
(3)    Represents the aggregate grant date fair value of the RSUs and PSUs.
The RSUs granted in 2022 vest ratably over a three-year period, commencing on the first anniversary of the date of grant. The value of the RSUs granted on February 1, 2022 was determined at the January 2022 meeting of the HRCC. The number of RSUs granted was determined using the closing price of the SVS on January 31, 2022 (the day prior to the date of grant) on the NYSE of $12.45.
PSUs granted in 2022 vest at the end of a three-year period subject to pre-determined performance criteria. For such awards, each NEO was granted a target number of PSUs (Target Grant). The number of PSUs that will actually vest ranges from 0% to 200% of the Target Grant and will be primarily based on the Corporation's non-IFRS operating margin in the final year of the three-year performance period (OM Result), subject to modification by the Corporation's average annual non-IFRS adjusted ROIC achievement over the performance period (ROIC Factor) and relative TSR achievement (TSR Factor) over the performance period in accordance with the following:

Formula	Description
Preliminary Vesting % based on OM Result	The percentage of PSUs that will vest based on the OM Result (Preliminary Vesting %) can range between 0% and 200% of the Target Grant. The Preliminary Vesting % will be subject to initial adjustment based on the ROIC Factor and further adjustment based on the TSR Factor, as described below, provided that the maximum number of PSUs that may vest will not exceed 200% of the Target Grant.
Preliminary Vesting % subject to modification by a factor of either −25%, 0% or +25% based on ROIC Factor	The Corporation's ROIC Factor will be measured relative to a pre-determined non-IFRS adjusted ROIC range approved by the Board. The Preliminary Vesting % will not be modified if the ROIC Factor is within that pre-determined range. The Preliminary Vesting % will be increased or decreased by 25% if the ROIC Factor is above or below that predetermined range, respectively (as so adjusted, the Secondary Vesting %). The ROIC Factor cannot increase the actual number of PSUs that vest to more than 200% of the Target Grant.
Secondary Vesting % subject to modification by a factor ranging from −25% to +25% based on TSR Factor
TSR measures the performance of a company's shares over time. It combines share price appreciation and dividends, if any, paid over the relevant period to determine the total return to the shareholder expressed as a percentage of the share price at the beginning of the performance period. With respect to each TSR Comparator (as defined below), TSR is calculated as the change in share price over the three-year performance period (plus any dividends) divided by the share price at the beginning of the period, where the average daily closing share price for the month of December 2021 is the beginning share price and the average daily closing price for the month of December 2024 will be the ending share price. The TSR of the Corporation is calculated in the same manner in respect of the SVS (the Corporation does not currently pay dividends).
For purposes of determining modifications to the Secondary Vesting % based on the TSR Factor, the HRCC determined that for PSUs granted in 2022, the Corporation’s TSR will be measured relative to the S&P Americas BMI Technology Hardware & Equipment Index as of January 1, 2022 (BMI Index), with the addition of Flex Ltd. (the only EMS-peer company not already included in the BMI Index), that remain publicly traded on an established U.S. stock exchange for the entire performance period (TSR Comparators). The BMI Index is comprised of technology hardware and equipment subsector companies with business diversification. The HRCC determined that the attributes of the BMI Index, including its alignment with both the U.S. technology peers used for overall executive compensation benchmarking and Celestica’s business models made it appropriate for PSU vesting determinations. The Corporation’s market capitalization is positioned around the median of the TSR Comparators.
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

	Celestica's TSR Positioning	TSR Modification Factor
	90th Percentile	25%
	50th Percentile	0%
	10th Percentile	−25%
Summary
Total PSU Vesting Percentage =
(1) Preliminary Vesting % based on OM Result;
(2) Preliminary Vesting % is subject to modification by a factor of either −25%, 0% or +25%, based on ROIC Factor (Secondary Vesting %); and
(3) Secondary Vesting % is subject to modification by a factor ranging from −25% to +25% based on TSR Factor.

Note Regarding the Use of Non-IFRS Operating Margin
Non-IFRS operating margin was utilized in 2022 as a performance measure for both the CPF of the CTI and for the vesting of PSUs (in each case along with other measures). However, for the CTI, annual non-IFRS operating margin was used to measure short-term profitable growth, whereas for PSUs, the non-IFRS operating margin target was based on the Corporation's long-term strategic plan, as it is measured in the last year of a three-year performance period. As a result, the non-

IFRS operating margin target and the relevant time-period for achievement, are different under the CTI and PSUs, and were therefore not considered duplicative.
Performance Measures for 2023
In order to further align executive pay with our strategic focus on driving sustained growth and shareholder returns, we revisited performance measures for 2023 related to the CPF of our CTI and the vesting conditions applicable to PSUs granted in 2023. After consideration of relevant factors, including the evolution of our business over recent periods and our current strategic growth aspirations, management presented a proposal to the HRCC in October 2022 to re-design the vesting conditions applicable to PSU grants, and in December 2022 to change the corporate financial targets applicable to the CPF of the CTI.
To reflect our focus on driving profitable growth and to further strengthen the link between executive pay and our performance, the HRCC approved the following changes to our executive compensation program for 2023:

	2022	2023	Rationale for Change
CTI: CPF Performance Parameters	Non-IFRS operating margin (50%) IFRS revenue (50%)	Non-IFRS operating margin (40%) IFRS revenue (40%) Non-IFRS adjusted free cash flow (20%)	The addition of non-IFRS adjusted free cash flow is intended to incentivize our executives to maximize our working capital efficiency and better position the Corporation for business growth opportunities. However, as we continue to believe that non-IFRS operating margin and revenue are equally aligned with the Corporation's continuing key objectives of driving profitable growth on both a "top line" and "bottom line" basis, we have retained a substantial (and equal) weighting of those measures for the CPF in 2023.
PSU: Performance Vesting Conditions	Vesting primarily based on non-IFRS operating margin in the final year of the three-year performance period, subject to modification by average annual non-IFRS adjusted ROIC achievement over the three-year performance period and relative TSR achievement over the three-year performance period	Vesting primarily based on non-IFRS adjusted EPS performance over the three-year performance period, subject to modification by relative TSR achievement over the three-year performance period.
To incentivize a continuing focus for our executives on driving profitable growth, we introduced non-IFRS adjusted EPS as the primary performance measure for PSU vesting. We believe that utilizing non-IFRS adjusted EPS as a performance measure will further align executive compensation with our strategic priorities, and thereby with shareholder interests. TSR will continue to be utilized as a modifier to the primary performance measure.

Performance will be measured over the three-year performance period in order to demonstrate alignment with shareholders on our long-term growth objectives.

As a result of these changes, there are no overlapping metrics between the 2023 CPF of the CTI and PSU vesting conditions.
Realized and Realizable Compensation
CEO Realized and Realizable Compensation
The following table is a look back at CEO compensation that compares the total target direct compensation awarded to Mr. Mionis for the years ended December 31, 2018 through December 31, 2022 to his realized and realizable compensation for each such year.

Table 13: CEO Realized and Realizable Compensation

	Fully Realized			Not Fully Realized
	2018	2019	2020	2021	2022
Total Target Direct Compensation(1)	$9,337,500	$9,337,500	$9,337,500	$9,337,500	$9,575,000
Realized and Realizable Compensation(2)	$5,090,158(3)	$9,340,985(3)	$19,922,261(3)	$12,917,332 (4)	$10,317,588 (4)
Realized and Realizable Compensation as a % of Total Target Direct Compensation	55%	100%	213%	138%	108%
(1)    The total target direct compensation value represents Mr. Mionis' salary, target CTI award and the target value of share-based awards (i.e., 100% for PSUs).
(2)    The realized and realizable value for 2018 — 2020 represents actual salary paid, actual CTI payment and share based awards at vest date value (and demonstrates fully-realized compensation, as the vesting or performance period for all equity grants in such years has ended). The realized and realizable value for 2021 and 2022 represents actual salary paid, actual CTI payment, vest-date value for the portion of RSU grants which had vested by December 31, 2022, and for the portion of share-based awards which had not vested by such date, an assumed value of $11.27 per share (the closing price of the SVS on the NYSE on December 30, 2022, the last trading day of the year) and assumed vesting of PSUs at target performance of 100%, which may not be the ultimate amount earned.
Compensation for 2021 and 2022 has only been partially realized, such that a significant portion remains realizable and is “at-risk” as described in footnote 4 below.
(3)    The following table includes the CPF for CTI awards actually paid and the vesting percentage of PSUs granted in each year:

Year	CPF under CTI	PSUs as % of Target
2018	80%	26%
2019	34%	74%
2020	182%	200%
2021	116%
2022	170%
(4)    Mr. Mionis' 2021 and 2022 compensation has not been fully realized and a significant portion remains “at-risk” as follows (representing the December 31, 2022 value of: PSUs whose performance period does not conclude until the end of 2023 and 2024, respectively, and RSUs granted in each such year that remain unvested):

Year	Amount Still "At-Risk"
2021	$8,682,066
2022	$6,517,588
NEO Realized and Realizable Compensation
The following table is a look back at compensation for all NEOs that compares the total target direct compensation awarded to the NEOs for the years ended December 31, 2018 through December 31, 2022 to their realized and realizable compensation for each such year.
Table 14: NEO Realized and Realizable Compensation

	Fully Realized			Not Fully Realized
	2018	2019	2020	2021	2022
Total Target Direct Compensation(1)	$19,049,426	$19,155,708	$19,904,386	$20,267,253	$20,244,000
Realized and Realizable Compensation(2)	$10,972,171(3)	$18,973,951(3)	$40,793,197(3)	$26,862,671 (4)	$22,350,033 (4)
Realized and Realizable Compensation as a % of Total Target Direct Compensation	58%	99%	205%(5)	133%	110%
(1)    The total target direct compensation value represents the NEOs' salary, target CTI award and the target value of share-based awards (i.e., 100% for PSUs).
(2)    The realized and realizable value for 2018 — 2020 represents actual salary paid, actual CTI payment and share based awards at vest date value (and demonstrates fully-realized compensation, as the vesting or performance period for all equity grants in such years has ended). The realized and realizable value for 2021 and 2022 represents actual salary paid, actual CTI payment, vest-date value for the portion of RSU grants which had vested by December 31, 2022, and for the portion of share-based awards which had not vested by such date, an assumed value of $11.27 per share (the closing price of the SVS on the NYSE on December 30, 2022, the last trading day of the year) and assumed vesting of PSUs at target performance of 100%, which may not be the ultimate amount earned. Compensation for 2021 and 2022 has only been partially realized, such that a significant portion remains realizable and is “at-risk” as described in footnote 4 below.
(3)    The following table includes the CPF for CTI awards actually paid and the vesting percentage of PSUs granted in each year:

Year	CPF under CTI	PSUs as % of Target
2018	80%	26%
2019	34%	74%
2020	182%	200%
2021	116%
2022	170%

(4)    The NEOs' 2021 and 2022 compensation has not been fully realized and a significant portion remains “at-risk” as follows (representing the December 31, 2022 value of: PSUs whose performance period does not conclude until the end of 2022 and 2023, respectively, and RSUs granted in each such year that remain unvested):

Year	Amount Still "At-Risk"
2021	$16,952,593
2022	$12,808,873

(5)    Reflects actual CTI payment, as well as PSU vesting at 200% of target, based in each case on 2022 non-IFRS operating margin results, and in addition, with respect to PSUs, a 50% share price increase over the three-year performance period.
Total Shareholder Return
Table 15: TSR vs. NEO Compensation(1)
The following graph compares the five-year trend in the Corporation's three-year TSR to both total target direct compensation and the realized and realizable compensation for the NEOs for each year. This look back at compensation demonstrates the comparison between actual pay and total target direct compensation intended at the time of grant. The difference between total target direct compensation and realized and realizable compensation was driven by the performance of the SVS and achievement relative to CTI and PSU performance targets, as well as changes in the reported NEOs in applicable years.
(1)    NEO total target direct compensation value represents salary, target CTI award and the target value of share-based awards (i.e., 100% for PSUs) and option awards (if applicable) for all NEOs reported in the Corporation's Annual Report on Form 20-F each year. NEO realized and realizable value represents actual salary paid, actual CTI payment and share-based awards at vest date value (and for the portion of share-based awards that had not vested as of December 31, 2022, at an assumed value of $11.27 per share, the closing price of the SVS on the NYSE on December 30, 2022, the last trading day of the year, and assumed vesting of PSUs at target performance of 100%, which may not be the ultimate amount earned).

EXECUTIVE COMPENSATION
This section contains references to non-IFRS operating margin and adjusted ROIC, which are non-IFRS ratios. See Compensation Discussion and Analysis — Note Regarding Non-IFRS Financial Measures for definitions of such non- IFRS ratios, and where to find a discussion of the exclusions used to determine such measures, how they are used, as well as a reconciliation of the historical non-IFRS financial measures that are components of non- IFRS operating margin and non-IFRS adjusted ROIC to the most directly comparable IFRS financial measures.
Summary Compensation Table
The following table sets forth the compensation of the NEOs for the years ended December 31, 2020 through December 31, 2022.
Table 16: Summary Compensation Table

Name & Principal Position	Year	Salary ($)	Share- based Awards ($)(1)(2)	Option- based Awards ($)(3)	Non-equity Incentive Plan Compensation	Pension Value ($)(5)	All Other Compensation ($)(6)	Total Compensation ($)
					Annual Incentive Plans ($)(4)
Robert A. Mionis	2022	$950,000	$7,200,000	—	$2,850,000	$202,010	$143,962	$11,345,972
President and Chief	2021	$950,000	$7,200,000	—	$1,790,750	$249,200	$292,382	$10,482,332
Executive Officer	2020	$950,000	$7,200,000	—	$2,375,000	$89,735	$500,220	$11,114,955
Mandeep Chawla(7)	2022	$550,000	$1,950,000	—	$1,100,000	$100,706	$1,979	$3,702,685
Chief Financial Officer	2021	$538,356	$1,950,000	—	$736,902	$110,942	$3,901	$3,340,101
	2020	$490,492	$1,850,000	—	$784,787	$46,876	$4,399	$3,176,554
Jason Phillips(7)	2022	$485,000	$1,700,000	—	$776,000	$67,085	$18,001	$3,046,086
President, CCS	2021	$479,178	$1,700,000	—	$569,187	$80,342	$26,925	$2,855,632
	2020	$460,000	$2,000,000	—	$736,000	$29,057	$27,594	$3,252,651
Todd C. Cooper(7)(8)	2022	$485,000	$1,700,000	—	$659,600	$62,460	$18,300	$2,925,360
President, ATS	2021	$479,178	$1,900,000	—	$511,379	$80,342	$48,664	$3,019,563
	2020	$460,000	$1,600,000	—	$736,000	$29,509	$17,100	$2,842,609
Yann Etienvre(9)	2022	$485,000	$1,600,000	—	$725,560	$32,836	$488,384	$3,331,780
Chief Operations Officer	2021	$43,849	$3,525,000	—	—	$1,399	$560	$3,570,808
	2020	—	—	—	—	—	—	—

(1)    All amounts in this column represent the grant date fair value of share-based awards. Amounts in this column for 2022 represent RSU and PSU grants made on February 1, 2022. Grants were based on a share price of $12.45, which was the closing price of the SVS on the NYSE on January 31, 2022 (the day prior to the date of the grant). Amounts in this column for 2021 represent: (i) RSU and PSU grants to all NEOs (which for Mr. Etienvre, who was not an NEO in 2021, consists of a one-time RSU grant (with a grant date fair value of $3,525,000), made on December 10, 2021 in connection with the commencement of his employment as an advisor to Celestica (see footnote 9 below) in a timely manner, and in recognition of his forfeiture of unvested equity from his previous employer) and, (ii) an additional RSU grant (with a grant date fair value of $200,000) to Mr. Cooper in order to recognize his leadership through unprecedented, prolonged conditions within our operations as a result of COVID-19.All grants in 2021 were made on February 2, 2021, and were based on a share price of $8.10, which was the closing price of the SVS on the NYSE on February 1, 2021 (the day prior to the date of the grant) except for the one-time grant made to Mr. Etienvre, which was based on a share price of $10.57, which was the closing price of the SVS on the NYSE on December 9, 2021 (the last business day prior to the date of the grant). Amounts in this column for 2020 represent RSU and PSU grants to all NEOs, and an additional grant to Mr. Phillips' of a performance award of $400,000 in PSUs, all made on February 4, 2020. The 2020 grants were based on a share price of $8.89, which was the closing price of the SVS on the NYSE on February 3, 2020 (the day prior to the date of the grant). See Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Equity-Based Incentives for a description of the process followed in determining the grants for 2022, and see Compensation Discussion and Analysis — 2022 Compensation Decisions — Equity-Based Incentives for a description of the vesting terms of the RSU and PSU awards. Grants made in-year are reported for such year.
(2)    The estimated accounting fair value of the share based awards is calculated using the market price of SVS as defined under each of the plans and in the case of PSUs, various fair value pricing models may apply. The accounting fair values for the PSU portion of the share based awards in Table 16 reflect various assumptions as to estimated vesting for such awards in accordance with applicable accounting standards. The grant date fair value of the RSU portion of the share based awards in Table 16 is the same as their accounting fair value. The grant date fair value for the PSU portion of the share based awards reflects the dollar amount of the award intended for compensation purposes, based on the market value of the underlying shares on the grant dates based on an assumption of the vesting of 100% of the target number of PSUs granted. The accounting fair value for all share based awards in the table assumed a zero forfeiture rate. The number of PSUs granted in 2020 — 2022 that will actually vest will range from 0% to 200% of the target number granted and will be primarily based on the Corporation's OM Result in the final year of the three-year performance period, subject to modification by the Corporation's ROIC Factor and TSR Factor over the performance period, as described in detail under NEO Equity Awards and

Mix above. 200% of the target amount of PSUs granted in 2020 settled in February 2023. For PSUs granted in 2020 — 2022, the Corporation's TSR is measured relative to that of companies in the BMI Index, with the addition of Flex Ltd, that remain publicly traded on an established U.S. stock exchange for the entire performance period. The Corporation estimated the grant date fair value of the TSR Factor using a Monte Carlo simulation model. The number of awards expected to be earned was factored into the grant date Monte Carlo valuation for the award. The accounting grant date fair value is not subsequently adjusted regardless of the eventual number of awards that are earned based on TSR. The grant date fair value for the non-TSR based performance measurement and modifier was based on the market value of our SVS at the time of grant and may be adjusted in subsequent periods to reflect a change in the estimated level of achievement related to the applicable performance condition. The accounting grant date fair value is not subsequently adjusted regardless of the eventual number of awards that were earned based on the market performance condition.
(3)    There were no stock options granted to the NEOs in 2020, 2021 or 2022.
(4)    Amounts in this column represent CTI awards made to NEOs. See Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Celestica Team Incentive Plan for a description of the CTI.
(5)    Amounts in this column represent Celestica's contributions to defined contribution pension plans (other than 401(k) plans) on behalf of the NEOs — see Pension Plans for a full description of the plans. Contributions for Messrs. Mionis, Phillips, Cooper and Etienvre are reported in U.S. dollars. Contributions for Mr. Chawla are reported in U.S. dollars, having been converted from Canadian dollars at the average exchange rate for 2022 of $1.00 equals C$1.3014.
(6)    Amounts in this column for Mr. Mionis include amounts for items provided for under the CEO Employment Agreement, which for 2022 included tax equalization payments of $110,458. For 2021, the amount in this column for Mr. Mionis included tax equalization payments of $189,260 and housing expenses of $75,080 while in Canada. For 2020, the amount in this column for Mr. Mionis included tax equalization payments of $400,602 and housing expenses of $72,196 while in Canada. Amounts in this column for Mr. Phillips for 2022 consist of a 401(k) contribution of $18,001. Amounts in this column for Mr. Phillips for 2021 include a tax equalization payment of $9,340 and a 401(k) contribution of $17,085. Amounts in this column for Mr. Phillips for 2020 consisted of a tax equalization payment of $10,121 and a 401(k) contribution of $16,973. Amounts in this column for Mr. Cooper for 2022 consisted of a 401(k) contribution of $18,300. Amounts in this column for Mr. Cooper for 2021 consisted of a tax equalization payment of $31,264 and a 401(k) contribution of $17,400. Amounts in this column for Mr. Cooper for 2020 consisted of a 401(k) contribution of $17,100. Amounts in this column for Mr. Etienvre for 2022 include the one-time cash award of $475,000 paid to him in connection with his appointment as Chief Operations Officer to incentivize him to join the Corporation when we deemed expedient for him to transition seamlessly into a key leadership position, and in recognition of the related forfeiture of a short-term incentive award from his previous employer. In accordance with the Corporation's Short-Term Business Travel Program, tax equalization payments for all NEOs were made to maintain each NEO's tax burden at approximately the same level it would have otherwise been had they remained in their home country. Due largely to variables such as timing and tax rate differences between Canada and the U.S., tax equalization amounts may vary from one year to the next and the net benefit may be positive or negative in the year. While the Corporation is incorporated and headquartered in Canada, our business is global, and we compete for executive talent worldwide. As a result, we believe it is appropriate to make tax equalization payments under certain circumstances in order to attract and retain non-Canadian executive officers with specific capabilities and to ensure that our executives do not incur any additional tax burden as a result of the business travel necessitated by the global nature of our business.
(7)    In 2021, the HRCC approved increases to the base salaries of Messrs. Chawla, Phillips and Cooper in order to align their respective base salaries with the median base salary of executives with similar roles within the Comparator Group. In April 2020, Mr. Chawla's base salary was increased to better align it with the median base salary of CFOs within the Comparator Group, and to reflect the expanded scope of his responsibilities to include additional functional areas.
(8)    Mr. Cooper was appointed President, ATS effective January 1, 2022.
(9)    Mr. Etienvre was appointed Chief Operations Officer effective January 1, 2022 prior to which he served on an advisory basis in November and December of 2021.

Option-Based and Share-Based Awards
The following table provides details of each stock option grant outstanding (vested and unvested) and the aggregate number of unvested share-based awards for each of the NEOs as of December 31, 2022.
Table 17: Outstanding Option-Based and Share-Based Awards(1)

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the- Money Options ($)	Number of Shares or Units that have not Vested (#)(2)	Payout Value of Share- Based Awards that have not Vested at Minimum ($)(3)	Payout Value of Share- Based Awards that have not Vested at Target ($)(3)	Payout Value of Share-Based Awards that have not Vested at Maximum ($)(3)	Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Robert A. Mionis
Aug. 1, 2015	298,954	C$17.52	Aug. 1, 2025	—	—	—	—	—	—
Feb. 4, 2020	—	—	—	—	485,939	—	$5,476,533	$10,953,066	—
Feb. 2, 2021	—	—	—	—	770,370	$2,671,407	$8,682,070	$14,692,733	—
Feb. 1, 2022	—	—	—	—	578,313	$2,607,033	$6,517,588	$10,428,143	—
Total	298,954	—	—	—	1,834,622	$5,278,440	$20,676,191	$36,073,942	—
Mandeep Chawla
Feb. 4, 2020	—	—	—	—	124,859	—	$1,464,076	$2,928,152	—
Feb. 2, 2021	—	—	—	—	208,641	$752,763	$2,446,490	$4,140,216	—
Feb. 1, 2022	—	—	—	—	156,627	$734,635	$1,836,582	$2,938,529	—
Total	—	—	—	—	490,127	$1,487,398	$5,747,148	$10,006,897	—
Jason Phillips
Feb. 4, 2020	—	—	—	—	107,986	—	$1,217,002	$2,434,004	—
Feb. 2, 2021	—	—	—	—	181,892	$630,748	$2,049,923	$3,469,098	—
Feb.1, 2022	—	—	—	—	136,546	$615,545	$1,538,873	$2,462,202	—
Total	—	—	—	—	426,424	$1,246,293	$4,805,798	$8,365,304	—
Todd C. Cooper
Feb. 4, 2020	—	—	—	—	107,986	—	$1,217,002	$2,434,004	—
Feb. 2, 2021	—	—	—	—	206,583	$909,016	$2,328,190	$3,747,365	—
Feb. 1, 2022	—	—	—	—	136,546	$615,545	$1,538,873	$2,462,202	—
Total	—	—	—	—	451,115	$1,524,561	$5,084,065	$8,643,571	—
Yann Etienvre
February 2, 2021	—	—	—	—	280,133	902,028	3,157,099	5,412,170	—
February 1, 2022					128,514	579,346	1,448,353	2,317,360
Total	—	—	—	—	408,647	1,481,374	4,605,452	7,729,530	—
(1)    See Compensation Discussion and Analysis — 2022 Compensation Decisions — Equity-Based Incentives for a discussion of the equity-based grants.
(2)    Includes unvested RSUs, as well as PSUs (i) granted in 2020 that settled on February 4, 2023 at 200% of target, which, upon vesting on December 31, 2022 was the Corporation's anticipated payout and at settlement was the actual payout; and (ii) granted in 2021 and 2022, which all remain unvested, assuming achievement of 100% of target level performance.
(3)    Payout values at minimum vesting include the value of RSUs only, as the minimum value of PSUs would be $0.00 if the minimum performance condition is not met. Payout value at target vesting is determined assuming vesting of 100% of the target number of PSUs granted and payout values at maximum vesting is determined assuming vesting of 200% of the target number of PSUs granted. Payout values for Mr. Chawla were determined using a share price of C$15.26, which was the closing price of the SVS on the TSX on December 30, 2022, the last trading day of the year. converted to U.S. dollars at the average exchange rate for 2022 of $1.00 equals C$1.3014. Payout values for Messrs. Mionis, Phillips, Cooper and Etienvre were determined using a share price of $11.27, which was the closing price of the SVS on the NYSE on December 30, 2022, the last trading day of the year.
The following table provides details for each NEO of the value of option-based and share-based awards that vested during 2022 and the value of annual incentive awards earned in respect of 2022 performance.

Table 18: Incentive Plan Awards — Value Vested or Earned in 2022

Name	Option-based Awards — Value Vested During the Year ($)	Share-based Awards — Value Vested During the Year ($)(1)	Non-equity Incentive Plan Compensation — Value Earned During the Year ($)(2)
Robert A. Mionis	—	$8,709,722	$2,850,000
Mandeep Chawla	—	$2,071,996	$1,100,000
Jason Phillips	—	$2,389,014	$776,000
Todd C. Cooper	—	$1,956,234	$659,600
Yann Etienvre	—	$584,878	$725,560
(1)    Amounts in this column reflect: (i) share-based awards released in 2022 for Messrs. Mionis, Phillips, Cooper and Etienvre based on the settlement prices of the SVS as follows:

Type of Award	Vesting Date	Price
PSU	February 7, 2022	$11.83
RSU	February 2, 2022	$12.61
RSU	February 4, 2022	$12.09
PSU	April 1, 2022	$11.91
RSU	December 1, 2022	$11.15
RSU	December 12, 2022	$10.96

and (ii) share-based awards released in 2022 for Mr. Chawla based on the settlement prices of the SVS as follows:

Type of Award	Vesting Date	Price
PSU	February 7, 2022	C$15.05
RSU	February 2, 2022	C$16.14
RSU	February 4, 2022	C$15.44
RSU	December 1, 2022	C$15.15

Certain values in this column were converted to U.S. dollars from Canadian dollars at the average exchange rate for 2022 of $1.00 equals C$1.3014. With respect to previously-issued PSUs that settled in 2022, the overall vesting percentage was 74% based on the Corporation's non-IFRS operating margin, non-IFRS adjusted ROIC and TSR performance.
(2)    Consists of payments under the CTI made on February 17, 2023 in respect of 2022 performance. See Compensation Discussion and Analysis — 2022 Compensation Decisions — Annual Incentive Award — Target Award. These are the same amounts as disclosed in Table 16 under the column "Non-equity Incentive Plan Compensation — Annual Incentive Plans."
No gains were realized by NEOs from exercising stock options in 2022.

Securities Authorized for Issuance Under Equity Compensation Plans
Table 19: Equity Compensation Plans as at December 31, 2022(1)

Plan Category		Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Securities Remaining Available for Future Issuance Under Equity Compensation Plans(2) (#)
Equity Compensation Plans Approved by Securityholders	LTIP (Options)	393,472	C $16.76	N/A(3)
	LTIP (RSUs)	65,989	N/A	N/A(3)
	LTIP (PSUs)	—	N/A	N/A(3)
	Total(4)	459,461	C $16.76	9,476,554(3)
(1)    This table sets forth information, as of December 31, 2022, with respect to SVS authorized for issuance under the LTIP, and does not include SVS purchased (or to be purchased) in the open market to settle equity awards under the LTIP or the Corporation's other equity compensation plans. The LTIP, which was approved by the Corporation's shareholders, is the only equity compensation plan pursuant to which the Corporation may issue new SVS to settle equity awards.
(2)    Excluding securities that may be issued upon exercise of outstanding stock options, warrants and rights.
(3)    The LTIP provides for a maximum number of securities that may be issued from treasury, but does not provide separate maximums for each type of award thereunder.
(4)    The total number of securities issuable upon the exercise/settlement of outstanding grants under all equity compensation plans approved by shareholders represents 0.377% of the total number of outstanding shares at December 31, 2022 (LTIP (Options) — 0.323%; LTIP (RSUs) — 0.054%; and LTIP (PSUs) — 0.0%).

Equity Compensation Plans
Long-Term Incentive Plan
The LTIP (which was approved by the Corporation's shareholders) is the only securities-based compensation plan providing for the issuance of securities from treasury under which grants have been made and continue to be made by the Corporation since it was listed on the TSX and the NYSE. Under the LTIP, the Board of Directors may in its discretion from time to time grant stock options, share units (in the form of RSUs and PSUs) and stock appreciation rights (SARs) to employees and consultants of the Corporation and affiliated entities (and all such awards other than stock options to directors).
Up to 29,000,000 SVS may be issued from treasury pursuant to the LTIP. The number of SVS that may be issued from treasury under the LTIP to directors is limited to 2,000,000; however, the Corporation decided in 2004 that stock option grants under the LTIP would no longer be made to directors. Under the LTIP, as of February 21, 2023, 19,295,501 SVS have been issued from treasury, 393,472 SVS are issuable under outstanding stock options, 63,194 SVS are issuable under outstanding RSUs, and no SVS are issuable under outstanding PSUs. Accordingly, as of February 21, 2023, 9,704,499 SVS are reserved for issuance from treasury pursuant to current and potential future grants of securities-based compensation under the LTIP. In addition, the Corporation may satisfy obligations under the LTIP by acquiring SVS in the open market.
As of February 21, 2023, the Corporation had a "gross overhang" of 7.4% under the LTIP. "Gross overhang" refers to the total number of shares reserved for issuance from treasury under equity plans at any given time relative to the total number of shares outstanding, including shares reserved for outstanding equity-based awards under the LTIP. The Corporation's "net overhang" (i.e. the total number of shares that have been reserved for issuance from treasury to satisfy outstanding equity grants to employees and outstanding RSU grants to directors relative to the total number of shares outstanding) was 0.4%.
As of December 31, 2022, the Corporation had an "overhang" for stock options of 7.4%, representing the number of shares reserved for issuance from treasury for outstanding stock options as at such date, together with shares reserved for potential future grants of stock options, relative to the total number of shares outstanding as at such date.
The Corporation had a "burn rate" for the LTIP for each of the years 2022, 2021 and 2020, of 0.0%, 0.1% and 0.0%, respectively. "Burn rate" is calculated by dividing the number of awards granted during the applicable year (including the target amount of PSUs granted), by the weighted average number of securities outstanding for the applicable year.
The LTIP limits the number of SVS that may be (a) reserved for issuance to insiders (as defined under TSX rules for this purpose), and (b) issued within a one-year period to insiders pursuant to stock options, rights or share units granted pursuant to the LTIP, together with SVS reserved for issuance under any other employee- related plan of the Corporation or stock options for services granted by the Corporation, in each case to 10% of the aggregate issued and outstanding SVS and

MVS of the Corporation. The LTIP also limits the number of SVS that may be reserved for issuance to any one participant pursuant to stock options, SARs or share units granted pursuant to the LTIP, together with SVS reserved for issuance under any other employee-related equity plan of the Corporation or stock options for services granted by the Corporation, to 5% of the aggregate issued and outstanding SVS and MVS.
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
Under the LTIP, eligible participants may be allocated share units in the form of PSUs or RSUs. Each vested RSU and PSU entitles the holder to receive one SVS on the applicable release date (however, the number of PSUs that may vest range from 0% to 200% of a target amount granted). The issuance of such shares may be subject to vesting requirements similar to those described above with respect to the exercisability of stock options and SARs, including such time and/or performance-based conditions as may be determined by the Board of Directors in its discretion. Under the LTIP, the Corporation may authorize grantees to settle vested RSUs or PSUs either in cash or SVS. Absent such permitted election, RSUs and PSUs will be settled in SVS. The number of SVS that may be issued to any one person pursuant to the share unit program shall not exceed 1% of the aggregate issued and outstanding SVS and MVS. The number of SVS that may be issued under share units in the event of termination of employment without cause, death or long-term disability is subject to pro-ration, unless otherwise determined by the Corporation. The LTIP provides for the express designation of share units as either RSUs, which have time-based vesting conditions or PSUs, which have performance-based vesting conditions over a specified period. In the event a holder of PSUs retires, unless otherwise determined by the Corporation, the pro-rated vesting of such PSUs shall be determined based on the actual performance achieved during the period specified for the grant by the Corporation.
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
Pension Plans
The following table provides details of the amount of Celestica's contributions to its defined contribution pension plans on behalf of the NEOs, and the accumulated value thereunder as of December 31, 2022 for each NEO.
Table 20: Defined Contribution Pension Plan

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at End of Year(1) ($)
Robert A. Mionis(2)	$1,517,880	$202,010	$1,373,254
Mandeep Chawla(2)	$549,675	$100,706	$585,454
Jason Phillips	$583,149	$67,085	$517,344
Todd C. Cooper	$224,811	$62,460	$246,656
Yann Etienvre	$1,399	$32,836	$34,639
(1)    The difference between (i) the sum of the Accumulated Value at Start of Year column plus the Compensatory column and (ii) the Accumulated Value at End of Year column is attributable to non-compensatory changes in the Corporation's accrued obligations during the year ended December 31, 2022.
(2)    The difference between the Accumulated Value at Start of Year reported here and the Accumulated Value at End of Year reported in our 2021 Annual Report on Form 20-F (2021 20-F) for Messrs. Mionis and Chawla is attributable to different exchange rates used in our 2021 20-F and in this Annual Report. The exchange rate used in our 2021 20-F was $1.00 = C$1.2533.
Canadian Pension Plans
Mr. Chawla participates in the Corporation's registered pension plan for Canadian employees (Canadian Pension Plan) which is a defined contribution plan. The Canadian Pension Plan allows employees to choose how the Corporation's contributions are invested on their behalf within a range of investment options provided by third-party fund managers. Retirement benefits depend upon the performance of the investment options chosen. Mr. Chawla also participates in an unregistered supplementary pension plan (Canadian Supplementary Plan). This is also a defined contribution plan through which the Corporation provides an annual contribution of an amount equal to the difference between (i) the maximum annual contribution limit as determined in accordance with the formula set out in the Canadian Pension Plan and with Canada Revenue Agency rules and (ii) 8% of the total base salary and paid annual incentives. Notional accounts are maintained for each participant in the Canadian Supplementary Plan. Participants are entitled to select from among the investment options available in the Canadian Pension Plan for the purpose of determining the return on their Canadian Supplementary Plan notional accounts.
U.S. Pension Plans
Messrs. Mionis, Phillips, Cooper and Etienvre participate in the Corporation's U.S. pension plans comprised of two defined contribution retirement programs, one of which qualifies as a deferred salary arrangement under section 401(k) of the U.S. Internal Revenue Code (401(k) Plan). Under the 401(k) Plan, participating employees may defer 100% of their pre-tax earnings subject to any statutory limitations. The Corporation may make contributions for the benefit of eligible employees. The 401(k) Plan allows employees to choose how their account balances are invested on their behalf within a range of investment options provided by third-party fund managers. The Corporation contributes: (i) 3% of eligible compensation for the participant, and (ii) up to an additional 3% of eligible compensation by matching 50% of the first 6% contributed by the participant. The maximum contribution to the 401(k) Plan, based on the Internal Revenue Code rules and the 401(k) Plan formula for 2022 was $20,500 (plus an additional $6,500 for an individual over the age of 50). Messrs. Mionis, Phillips, Cooper and Etienvre also participate in a supplementary retirement plan that is also a defined contribution plan (U.S. Supplementary Plan). Under the U.S. Supplementary Plan, the Corporation contributes to the participant an annual amount equal to the difference between 8% of the participant's salary and paid incentive and the amount that Celestica would contribute to the 401(k) Plan assuming the participant contributes the amount required to receive the matching 50% contribution by Celestica. A notional account is maintained for Messrs. Mionis, Phillips, Cooper and Etienvre, and they are entitled to select from among the investment options available in the 401(k) Plan for the purpose of determining the return on their notional accounts.
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
The following table summarizes the incremental payments and benefits to which Mr. Mionis would have been entitled upon a change in control occurring on December 31, 2022, or if his employment had been terminated on December 31, 2022 as a result of a change in control, retirement or termination without cause (or with good reason).
Table 21: Mr. Mionis' Benefits

	Cash Portion	Value of Option-Based and Share-Based Awards(1)	Other Benefits(2)	Total
Termination without Cause/with Good Reason or Change in Control with Termination	$4,750,000	—	$540,620	$5,290,620
Change in Control with no Termination or Retirement	—	—	—	—
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
Messrs. Chawla, Phillips, Cooper and Etienvre
Messrs. Chawla, Phillips, Cooper and Etienvre are subject to the Executive Policy Guidelines which provide the following:

Termination without cause
•eligible to receive a severance payment up to two times annual base salary and the lower of target or actual annual incentive for the previous year (Eligible Earnings), subject to adjustment for factors including length of service, together with a portion of their annual incentive for the year, prorated to the date of termination
•(a) vested stock options may be exercised for a period of 30 days and unvested stock options are forfeited on the termination date, (b) RSUs shall vest immediately on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and termination of employment, to (ii) the number of years between the date of grant and the vesting date, and (c) PSUs vest based on actual performance on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and the termination of employment, to (ii) the number of years between the date of grant and the vesting date

Termination without cause within two years following a change in control of the Corporation ("double trigger" provision)
•eligible to receive a severance payment up to two times Eligible Earnings, subject to adjustment for factors including length of service, together with a portion of their annual incentive for the year, prorated to the date of termination
•(a) all unvested stock options vest on the date of change in control, (b) all unvested RSUs vest on the date of change in control, and (c) all unvested PSUs vest on the date of change in control at target level of performance unless the terms of a PSU grant provide otherwise, or on such other more favourable terms as the Board may in its discretion provide

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
The following tables summarize the incremental payments to which Messrs. Chawla, Phillips, Cooper and Etienvre would have been entitled upon a change in control occurring on December 31, 2022, or if their employment had been terminated on December 31, 2022 as a result of a change in control, retirement or termination without cause.
Table 22: Mr. Chawla's Benefits

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

Table 23: Mr. Phillips' Benefits

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

Table 24: Mr. Cooper's Benefits

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
Table 25: Mr. Etienvre's Benefits

	Cash Portion(1)	Value of Option-Based and Share-Based Awards(2)	Other Benefits	Total
Termination without Cause or Change in Control with Termination	$1,040,158	—	—	$1,040,158
Change in Control with no Termination or Retirement	—	—	—	—
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
Performance Graph
The following chart compares the cumulative TSR of C$100 invested in SVS with the cumulative TSR of the S&P/TSX Composite Total Return Index for the period from December 31, 2017 to December 31, 2022.
Table 26: Performance Graph
An investment in the Corporation on December 31, 2017 would have resulted in a 16% increase in value over the five-year period ended December 31, 2022 compared with a 39% increase that would have resulted from an investment in the S&P/TSX Composite Total Return Index over the same period. Over the same five-year period, annual compensation for the NEOs as reported in the applicable Summary Compensation Tables (actual salary paid, actual CTI payments and the grant-date fair value of long-term incentive awards (at target in the case of PSUs) granted in the respective years) increased by 33%. This increase is reflective of many factors, including changes in the identities of the NEOs since 2017, the increased responsibilities of certain continuing NEOs over such time period, as well as the differences in the actual CTI payments in 2017 based on a CPF of 83% versus 2022 based on a CPF of 170%.

In 2022, Celestica's annual TSR outperformed the S&P/TSX Composite Total Return Index by 7% and outperformed the average of the companies in the 2022 Comparator Group by 22%. In the medium to long-term, compensation of the NEOs is directly impacted by the market value of the SVS, as a significant portion of such NEO compensation is comprised of RSUs and PSUs, the value of which are tied to the market value of the SVS. We believe the realized value of the long-term incentives granted to NEOs, and the performance of the PSUs in particular (the vesting of which is based on the achievement of specified performance metrics over a three-year performance period), demonstrate the alignment of pay-for-performance. In addition to TSR, the achievement of the Corporation's strategic objectives and other financial measures (such as revenue and non-IFRS operating margin) are used to assess the alignment of our executive pay with the Corporation's performance. See Realized and Realizable Compensation above.

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

The Board has determined that Mr. Cascella, Mr. Chopra, Ms. Colpron (upon her appointment to the Board effective October 1, 2022), Mr. DiMaggio, Ms. Kale (upon her appointment to the Board effective December 1, 2022), Ms. Koellner, Dr. Müller, Ms. Perry, Mr. Ryan (until his retirement from the Board in April 2022) and Mr. Wilson, constituting a majority of the Board, are independent directors under applicable independence standards in Canada and under NYSE listing standards.
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

Shareholders and other interested parties who have concerns or complaints relating to accounting, internal accounting controls, auditing matters, embezzlement, illegal or fraudulent conduct, securities violations or other matters may also contact the Audit Committee by writing to the address set out above or by reporting the matter through our Ethics Hotline toll free at 1-888-312-2689. Callers outside the U.S. or Canada can place a collect call to 1-503-726-2457. Alternatively, concerns or complaints can be reported using a secure on-line web-based tool at www.ethics.celestica.com.
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
Audit Committee
The Audit Committee in 2022 consisted of Ms. Koellner (Chair), Mr. Cascella, Mr. Chopra, Ms. Colpron (commencing upon her appointment to the committee effective October 1, 2022), Mr. DiMaggio, Ms. Kale (commencing upon her appointment to the committee effective December 1, 2022), Dr. Müller, Ms. Perry, Mr. Ryan (until his retirement from the Board in April 2022) and Mr. Wilson, all of whom the Board determined to be independent directors for audit committee purposes (as that term is defined by applicable Canadian and SEC rules and in the NYSE listing standards) and financially literate. All of the audit committee members have held executive positions with large corporations or financial services companies. The Audit Committee has a well-defined mandate which, among other things, sets out its relationship with, and expectations of, the external auditors, including the determination of the independence of the external auditors and approval of any non-audit services of the external auditor; the engagement, evaluation, remuneration and termination of the external auditor; its relationship with, and expectations of, the internal auditor function and its oversight of internal control; and the disclosure of financial and related information. In addition to fulfilling the responsibilities as set forth in its mandate, the Audit Committee has established procedures to review the qualifications, expertise, resources and the overall performance of the Corporation's external auditor. The Audit Committee has direct communication channels with the internal and external auditors to discuss and review specific issues and has the authority to retain and fund such independent legal, accounting, or other advisors as it may consider appropriate. The Audit Committee reviews and approves the mandate and plan of the internal audit department on an annual basis. The Audit Committee's duties include responsibility for reviewing financial statements with management and the auditors, monitoring the adequacy of Celestica's internal control procedures, and reviewing the adequacy of Celestica's processes for identifying and managing risk.
The Audit Committee has established procedures for: (i) receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, or auditing matters and (ii) confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. A copy of the Audit Committee Mandate is available on our website at www.celestica.com (information on our website is not incorporated by reference into this Annual Report).
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
The Audit Committee has received the written disclosures and the letter from the independent accountant as required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with the independent accountant the independent accountant's independence; and
Based on such review and discussions, the Audit Committee recommended to the Board that the audited financial statements be included in this Annual Report for the year ended December 31, 2022 for filing with the SEC.
The Audit Committee:
Mr. Cascella
Mr. Chopra
Ms. Colpron
Mr. DiMaggio
Ms. Kale
Ms. Koellner
Dr. Müller
Ms. Perry
Mr. Wilson

Human Resources and Compensation Committee

The HRCC in 2022 consisted of Mr. Cascella (Chair), Mr. Ryan (until his retirement from the Board in April 2022), Mr. Chopra, Ms. Colpron (commencing upon her appointment to the committee effective October 1, 2022), Mr. DiMaggio, Ms. Kale (commencing upon her appointment to the committee effective December 1, 2022), Dr. Müller, Ms. Koellner, Ms. Perry and Mr. Wilson, all of whom the Board determined to be independent directors for compensation committee purposes pursuant to the applicable Canadian and SEC rules and the NYSE listing standards. It is the responsibility of the HRCC to define and communicate compensation policies and principles that reflect and support our strategic direction, business goals and desired culture. Pursuant to its mandate, the HRCC: reviews and approves Celestica's overall reward/compensation policy, including an executive compensation policy that is consistent with competitive practice and supports organizational objectives and shareholder interests; reviews the corporate goals and objectives relevant to the compensation of the CEO, as approved by the Board, evaluates the CEO's performance in light of these goals and objectives, and sets the compensation of the CEO based on this evaluation; reviews and approves the appointment and terms of employment (or any material changes to terms of employment) and, upon recommendation of the CEO, any changes to the base salary for all senior executive positions that report to the CEO and certain other senior executive positions, as well as any separation agreement or compensation arrangement for any such executive whose employment has been terminated; reviews, modifies, and approves the elements of the Corporation's incentive-based plans and equity-based plans, including plan design, performance targets, administration and total funds/shares reserved for payment; makes recommendations to the Board regarding director compensation in accordance with principles and guidelines established by the NCGC; maintains and reviews succession plans for the CEO, all positions that report to the CEO, and certain other executive positions; reviews and approves, in conjunction with management, public disclosure relating to executive compensation in accordance with applicable rules and regulations and prepares any report required by any applicable securities regulatory authority or stock exchange requirement to be included in applicable public disclosure documents; reviews the Corporation's talent management strategy and practices; reviews and approves insider trading and share ownership policies; regularly reviews the risks associated with the Corporation's compensation policies and practices; and performs any other activities consistent with the HRCC's mandate. See Item 6(B), "Compensation" for details regarding our processes and procedures for the consideration and determination of executive and director compensation and the role of our Compensation Consultant in making recommendations to the HRCC regarding executive officer and director compensation.
A copy of the HRCC Mandate is available on our website at www.celestica.com (information on our website is not incorporated by reference into this Annual Report).
Human Resources and Compensation Committee Report:
The HRCC has reviewed and discussed the Compensation Discussion and Analysis with management and based on such review and discussions, the HRCC recommended to the Board that the Compensation Discussion and Analysis be included in this Annual Report for the year ended December 31, 2022.
The Human Resources and Compensation Committee:
Mr. Cascella
Mr. Chopra
Ms. Colpron
Mr. DiMaggio
Ms. Kale
Ms. Koellner
Dr. Müller
Ms. Perry
Mr. Wilson
Nominating and Corporate Governance Committee
The NCGC in 2022 consisted of Mr. Wilson (Chair), Mr. Cascella, Mr. Chopra, Ms. Colpron (commencing upon her appointment to the committee effective October 1, 2022), Mr. DiMaggio, Ms. Kale (commencing upon her appointment to the committee effective December 1, 2022), Ms. Koellner, Dr. Müller, Ms. Perry, and Mr. Ryan (until his retirement from the Board in April 2022), all of whom were determined by the Board to be independent directors pursuant to applicable Canadian rules and NYSE listing standards. The NCGC is responsible for developing and recommending governance guidelines for the Corporation (and recommending changes to those guidelines), identifying individuals qualified to become members of the Board, and recommending director nominees to be put before the shareholders at each annual meeting. The duties and responsibilities of the NCGC include: reviewing the Corporation's Corporate Governance Guidelines; creating a formal, rigorous and transparent procedure for the appointment of new directors to the Board; identifying and recommending new director nominees; annually assessing the effectiveness of the Board's Diversity Policy and its effectiveness in promoting a diverse Board, and monitoring compliance with disclosure and any other requirements under applicable corporate and securities laws and regulations, as well as any applicable stock exchange requirements, regarding diversity; developing a director orientation program; developing a director continuing education program; developing position descriptions for the Chair, the CEO and the chair of each committee; developing and overseeing annual director evaluations, including assessing the performance of the Board, the committees, and individual directors and through peer review; reviewing director compensation guidelines; overseeing the Corporation's general strategy, policies and initiatives relating to ESG matters, including, among other things, sustainability, and reviewing the risks related to ESG matters; and annual director independence reviews.
A copy of the NCGC Mandate and the Corporation's Corporate Governance Guidelines are available on our website at www.celestica.com (information on our website is not incorporated by reference into this Annual Report).

D.    Employees
At December 31, 2022, we employed 26,324 permanent and temporary (contract) employees worldwide (December 31, 2021 — 23,915; December 31, 2020 — 20,550). Some of our employees in China, Japan, Mexico, Romania, Singapore and Spain are represented by unions or are covered by collective bargaining agreements. We believe we have a productive and collaborative working relationship between management and the relevant unions. We believe that our employee relationships are generally positive and stable.
The following table sets forth information concerning our employees (permanent and temporary) by geographic location for the past three financial years:

	Number of Employees
Date	Americas	Europe	Asia	Total
December 31, 2020	4,998	2,361	13,191	20,550
December 31, 2021	5,243	2,347	16,325	23,915
December 31, 2022	6,284	2,509	17,531	26,324

Given the variable nature of our project flow and the quick response time required by our customers, it is critical that we quickly adjust our production up or down to maximize efficiency. To achieve this, our approach has been to employ a skilled temporary labor force, as required. At December 31, 2022, 5,713 temporary (contract) employees (December 31, 2021 — 5,272; December 31, 2020 — 2,324) were engaged by us worldwide. We employed, on average for the year, 5,438 temporary (contract) employees in 2022. The total number of employees (permanent and temporary) increased by 3,365 from December 31, 2020 to December 31, 2021, and increased by 2,409 from December 31, 2021 to December 31, 2022. The increase in total number of employees (permanent and temporary) in 2021 from 2020 was primarily due to our PCI acquisition, and the increase in 2022 from 2021 was primarily due to the growth of our business.

See Item 4(B), "Business Overview" under the following captions: "Diversity and Inclusion," "COVID-19 Oversight," "Employee Engagement," "Community Engagement," and "Ethical Labor Practices" for information on our approach to those topics.

E.    Share Ownership

The following table sets forth certain information concerning the direct and beneficial ownership of shares of Celestica at February 21, 2023 by each director, each executive officer (including each NEO), and all directors and executive officers of Celestica as a group as of such date. The address of each shareholder named below is Celestica's principal executive office.

Name of Beneficial Owner(1)(2)	Number of Shares(3)	Percentage of Class	Percentage of All Equity Shares(4)	Percentage of Voting Power

Robert A. Cascella	0 SVS	—	—	—
Deepak Chopra	0 SVS	—	—	—
Françoise Colpron	0 SVS	—	—	—
Daniel P. DiMaggio	0 SVS	—	—	—
Jill Kale	0 SVS	—	—	—
Laurette T. Koellner	0 SVS	—	—	—
Luis A. Müller	0 SVS	—	—	—
Carol S. Perry	0 SVS	—	—	—
Tawfiq Popatia	0 SVS	—	—	—
Michael M. Wilson	33,533 SVS	*	*	*
Robert A. Mionis	994,121 SVS	1%	*	*
Mandeep Chawla	0 SVS	*	*	*
Todd C. Cooper	308,247 SVS	*	*	*
Yann Etienvre	38,729 SVS	—	—	—
Jason Phillips	158,505 SVS	*	*	*

All directors and executive officers as a group (15 persons)	1,533,135 SVS	1.5%	1.3%	*
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
MVS and SVS have different voting rights. MVS entitle the holder to 25 votes per share and SVS entitle the holder to one vote per share. SVS represent 18.1% of the aggregate voting rights attached to Celestica's shares. MVS represent 81.9% of the voting rights attached to Celestica's shares. See Item 10(B), "Additional Information — Memorandum and Articles of Incorporation."
At February 21, 2023, 2 persons (Mr. Mionis and one employee) held stock options to acquire an aggregate of 393,472 SVS. The options held by Mr. Mionis are described in footnote (3) to the table above. Another Celestica employee was granted 94,518 stock options with an exercise price of $10.58 on November 5, 2021. These options vest ratably over a four-year period commencing on the first anniversary of the date of grant and expire on November 5, 2031. All stock options were issued under the LTIP. No other stock options issued by the Company to employees are outstanding as of February 21, 2023. See Item 6(B), "Compensation" and note 12(b) to the Consolidated Financial Statements in Item 18 for a discussion of the different types of equity awards, including stock options, RSUs and PSUs, issued and issuable to our employees.

F.     Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.    Major Shareholders and Related Party Transactions
A.    Major Shareholders
The following table sets forth certain information concerning the direct and beneficial ownership of the shares of Celestica as of February 21, 2023 by each person known to Celestica to own beneficially, directly or indirectly, 5% or more of the SVS or MVS. MVS and SVS have different voting rights (see Item 6(E) above). SVS represent 18.1% of the aggregate voting rights attached to Celestica's shares, and MVS represent 81.9% of the aggregate voting rights attached to Celestica's shares. See footnotes (2) and (3) below and Item 4(B) "Information on the Company — Business Overview — Controlling Shareholder Interest" above for additional information regarding our controlling shareholder, and Item 10(B), "Additional Information — Memorandum and Articles of Incorporation" for additional information regarding our share capital.

Name of Beneficial Owner(1)	Number of Shares	Percentage of Class	Percentage of All Equity Shares	Percentage of Voting Power
Onex Corporation(2)	18,600,193 MVS	100%	15.3%	81.9%
	397,045 SVS	*	*	*
Gerald W. Schwartz(3)	18,600,193 MVS	100%	15.3%	81.9%
	517,702 SVS	*	*	*
Letko, Brosseau & Associates Inc.(4)	12,805,785 SVS	12.4%	10.5%	2.3%
Pzena Investment Management, LLC (5)	6,188,544 SVS	6.0%	5.1%	*
Total percentage of all equity shares and total percentage of voting power			31.4%	85.1%
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
(2)Includes 945,010 MVS held by a wholly-owned subsidiary of Onex. 814,546 of the MVS beneficially owned by Onex are subject to options granted to certain officers of Onex pursuant to certain Onex management investment plans, which options may be exercised upon specified dispositions by Onex (directly or indirectly) of Celestica's securities, with respect to which Onex has the right to vote or direct the vote ("MIP Options"), including 688,807 MIP Options granted to Mr. Schwartz (each of which MVS will, upon exercise of such options, be automatically converted into an SVS). The percentage ownership of SVS beneficially owned by Onex (assuming conversion of all MVS) was 14.7% as of February 22, 2021, and 15.2% as of February 22, 2022, and 15.6% as of February 21, 2023.
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
The address of Onex is: c/o Onex Corporation, 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.
(3)The number of shares beneficially owned, controlled or directed, directly or indirectly, by Mr. Schwartz consists of 120,657 SVS owned by a company controlled by Mr. Schwartz, and all of the 18,600,193 MVS and 397,045 SVS beneficially owned, or controlled or directed, directly or indirectly, by Onex (as described in note (2) above). Mr. Schwartz is the Chairman of the Board and Chief Executive Officer of Onex. In addition, he indirectly owns multiple voting shares of Onex carrying the right to elect a majority of the Onex board of directors. Accordingly, under applicable securities laws, Mr. Schwartz is deemed to be the beneficial owner of the Celestica shares owned by Onex; Mr. Schwartz has advised Celestica, however, that he disclaims beneficial ownership of such shares. The percentage ownership of SVS beneficially owned by Mr. Schwartz (assuming conversion of all MVS) was 14.8% as of February 22, 2021, 15.3% as of February 22, 2022, and 15.7% as of February 21, 2023.
The address of Mr. Schwartz is: 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.
(4)Letko, Brosseau & Associates Inc. (Letko) is the beneficial owner of 12,805,785 SVS and has sole voting and dispositive power over these shares. Pursuant to the Schedule 13G/A filed by Letko with the SEC on February 10, 2023, reporting beneficial ownership as of December 31, 2022: clients of Letko have the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the SVS reported as beneficially owned by Letko; and no clients of Letko beneficially own more than five percent of the SVS. The address of Letko is: 1800 McGill College Avenue, Suite 2510, Montréal, Québec, Canada H3A 3J6. The number of shares reported as owned by Letko in this Major Shareholders Table is based on the alternative monthly report it filed on SEDAR on February 8, 2023, reporting investment control as of January 31, 2023. The percentage ownership of SVS beneficially owned by Letko was 14.8% as of February 22, 2021, 12.5% as of February 22, 2022, and 12.4% as of February 21, 2023.

(5)Pzena Investment Management, LLC (Pzena) is the beneficial owner of 6,188,544 SVS, and has sole voting power over 4,757,532 of such shares and sole dispositive over all of such shares. Clients of the filing investment manager have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of sale of, such SVS. No interest of any one of such clients relates to more than 5% of the class. The number of shares reported as owned by Pzena in this Major Shareholders Table and the information in this footnote is based on the Schedule 13G/A filed by Pzena with the SEC on January 27, 2023, reporting beneficial ownership as of December 31, 2022. The address of Pzena is: 320 Park Avenue, 8th Floor, New York, NY 10022. The percentage ownership of SVS beneficially owned by Pzena was 7.0% as of February 22, 2021, 7.2% as of February 22, 2022, and 6.0% as of February 21, 2023.
There are no arrangements known to the Corporation, the operation of which may at a subsequent date result in a change in control of the Corporation.
Holders
As of February 21, 2023, based on information provided to us by our transfer agent, there were 1,792 holders of record of SVS, of which 402 holders, holding approximately 90.4% of the outstanding SVS, were resident in the U.S. and 363 holders, holding approximately 9.5% of the outstanding SVS, were resident in Canada. These numbers are not representative of the number of beneficial holders of our SVS nor are they representative of where such beneficial holders reside, since many of such shares are held of record by brokers or other nominees. The Corporation does not have knowledge of the identities of the beneficial owners of SVS registered through intermediaries. No MVS are held in the U.S.
B.    Related Party Transactions
Onex, which beneficially owns, controls or directs, directly or indirectly, all of our outstanding MVS, has entered into an agreement with Celestica and with Computershare Trust Company of Canada (as successor to the Montreal Trust Company of Canada), as trustee for the benefit of the holders of the SVS, to ensure that such holders of SVS will not be deprived of any rights under applicable take-over bid legislation to which they would be otherwise entitled in the event of a take-over bid (as defined in such legislation) under circumstances in which any applicable securities legislation would have required the same offer or a follow-up offer to be made to holders of SVS if the sale had been a sale of SVS rather than MVS, but otherwise on the same terms. Subject to certain permitted forms of sale, such as identical or better offers to all holders of SVS, Onex has agreed that it, and any of its affiliates that may hold MVS from time to time, will not sell any MVS, directly or indirectly, pursuant to such a take-over bid.
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

Compensation arrangements with our directors and executive officers are described under Item 6(B), "Directors, Senior Management and Employees — Compensation" above.
Indebtedness of Related Parties
Other than inter-company loans among Celestica and its wholly-owned subsidiaries, no loans were made between Onex, Celestica or its subsidiaries and any related parties (as defined in Form 20-F) from January 1, 2022 through February 21, 2023. As at February 21, 2023, other than with respect to such inter-company loans, no related parties (as defined in Form 20-F) were indebted to Onex, Celestica or its subsidiaries.
C.    Interests of Experts and Counsel
Not applicable.
Item 8.    Financial Information
A.    Consolidated Statements and Other Financial Information
See Item 18, "Financial Statements."

Export Sales
For the year ended December 31, 2022, we had approximately $7.0 billion of export sales (i.e., sales to customers located outside of Canada), constituting approximately 97% of our $7.3 billion in total sales for the year. For further information regarding the allocation of our revenues by geographic region over the last three years, see Item 4, "Information on the Company — Business Overview — Geographies."
Litigation

We are party to litigation from time-to-time. We are not currently (nor have we been) party to any legal or arbitration proceedings (including governmental proceedings pending or known to be contemplated) which management expects may have, or which have had in the recent past, significant effects on Celestica's financial position or profitability. There are no material proceedings in which any of our affiliates, directors, or members of senior management is either a party adverse to us or our subsidiaries or has a material interest adverse to us or our subsidiaries.
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
B.    Significant Changes
Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2022.

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
C.    Material Contracts

Information with respect to material contracts, other than contracts entered into in the ordinary course of business, to which Celestica or its subsidiaries is a party, for the two years immediately preceding the publication of this Annual Report, is included in Item 5, "Operating and Financial Review and Prospects — MD&A — Liquidity and Capital Resources," and note 4 to the Consolidated Financial Statements in Item 18. These contracts consist of agreements related to our credit facility, our A/R sales program, and our acquisition of PCI. Non-ordinary course material contracts to be performed in whole or in part at or after the filing of this Annual Report are included as exhibits to this Annual Report. See Item 19, "Exhibits."
D.    Exchange Controls
Canada has no system of exchange controls. We are not aware of any governmental laws, decrees, regulations or other legislation in Canada that restrict the export or import of capital, including the availability of cash and cash equivalents for use by our affiliated companies, or that affect the remittance of dividends, interest, or other payments to non-resident holders of Celestica's securities, although there may be Canadian and other foreign tax considerations. See Item 10(E) — "Taxation."
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
This summary is based on Celestica's understanding of the current provisions of the Tax Treaty, the Canadian Tax Act and the regulations thereunder, all specific proposals to amend the Canadian Tax Act or the regulations publicly announced by the Minister of Finance (Canada) prior to February 21, 2023, and the current published administrative policies and assessing practices of the Canada Revenue Agency.
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
Disposition of SVS
A U.S. Holder will not be subject to tax under the Canadian Tax Act in respect of any gain realized on the disposition or deemed disposition of SVS unless the SVS constitute or are deemed to constitute "taxable Canadian property" other than "treaty-protected property," as defined in the Canadian Tax Act, at the time of such disposition. Generally, SVS will not be "taxable Canadian property" to a U.S. Holder at a particular time, where the SVS are listed on a designated stock exchange (which currently includes the TSX and NYSE) at that time, unless at any time during the 60-month period immediately preceding that time: (A) the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, partnerships of which the U.S. Holder or persons not dealing at arm's length with the U.S. Holder holds a membership interest (directly or indirectly through another partnership) or the U.S. Holder together with all such persons or partnerships, owned 25% or more of the issued shares of any class or series of shares of the capital stock of Celestica; and (B) more than 50% of the fair market value of the SVS was derived directly or indirectly from one or any combination of (i) real or immovable properties situated in Canada, (ii) "Canadian resource properties", (iii) "timber resource properties" and (iv) options in respect of, or interests in, property described in (i) to (iii), in each case as defined in the Canadian Tax Act. In certain circumstances set out in the Canadian Tax Act, the SVS of a particular U.S. Holder could be deemed to be "taxable Canadian property" to that holder. Even if the SVS are "taxable Canadian property" to a U.S. Holder, they generally will be "treaty-protected property" to such holder by virtue of the Tax Treaty if the value of such shares at the time of disposition is not derived principally from "real property situated in Canada" as defined for these purposes under the Tax Treaty and the Canadian Tax Act. It is expected that the value of the SVS should not be considered derived principally from such "real property situated in Canada" at any relevant time; accordingly, any gain realized by the U.S. Holder upon the disposition of the SVS generally should be exempt from tax under the Canadian Tax Act.
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
This discussion is based on current provisions of the Internal Revenue Code, current and proposed Treasury Regulations promulgated thereunder, administrative rulings and pronouncements of the U.S. Internal Revenue Service (IRS), and judicial decisions, all as of February 21, 2023, and all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder based on the U.S. Holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to U.S. Holders who are subject to special treatment, including, without limitation, taxpayers who are broker dealers or insurance companies, taxpayers who have elected mark-to-market accounting, individual retirement and other tax-deferred accounts, tax-exempt organizations, financial institutions or "financial services entities," real estate investment trusts, regulated investment companies, taxpayers subject to special accounting rules under Section 451(b) of the Internal Revenue Code, taxpayers who hold SVS as part of a "straddle," "hedge" or "conversion transaction" with other investments, taxpayers owning directly, indirectly or by attribution at least 10% of the voting power or value of our share capital, and taxpayers whose functional currency (as defined in Section 985 of the Internal Revenue Code) is not the U.S. dollar.
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
Despite the fact that we are engaged in an active business, we are unable to conclude that Celestica was not a PFIC in 2022 or in prior years, though we believe, based on our internally performed analysis, that such status is unlikely. The tests for determining PFIC status include the determination of the value of all assets of the Corporation which is highly subjective. Further, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination as to whether we will be a PFIC in the future. Accordingly, it is possible that Celestica could be a PFIC in 2023 or in a future year. A U.S. Holder who holds SVS during a period in which we are a PFIC will be subject to the PFIC rules, even if we cease to be a PFIC, unless he or she has made a qualified electing fund election. Although we have agreed to supply U.S. Holders with the information needed to report income and gain pursuant to this election in the event that Celestica is classified as a PFIC, if Celestica was determined to be a PFIC with respect to a year in which we had not thought that it would be so treated, the information needed to enable U.S. Holders to make a qualified electing fund election would not have been provided. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or qualified electing fund elections with respect to SVS in the event that Celestica is treated as a PFIC.
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
I.     Subsidiary Information
Not applicable.

J. Annual Report to Security Holders.
If we are required to furnish an annual report to security holders on Form 6-K, we will submit such annual report in electronic format in accordance with the EDGAR Filer Manual.

Item 11.    Quantitative and Qualitative Disclosures about Market Risk
Market Risk
Market risk is the potential loss arising from changes in market rates and market prices. Our market risk exposure results primarily from fluctuations in foreign currency exchange rates and interest rates, as well as the price of our SVS.
We do not hold financial instruments for speculative trading purposes.
Exchange Rate Risk
Conducting business in currencies other than the U.S. dollar subjects us to translation and transaction risks associated with fluctuations in currency exchange rates. Although we conduct the majority of our business in U.S. dollars (our functional currency), our global operations subject us to foreign currency volatility. Our non-U.S. currency exposures consist of the British pound sterling, Brazilian real, Canadian dollar, Chinese renminbi, Czech koruna, Euro, Hong Kong dollar, Indian rupee, Indonesian rupiah, Japanese yen, Korean won, Lao kip, Malaysian ringgit, Mexican peso, Philippine peso, Romanian leu, Singapore dollar, Taiwan dollar, and Thai baht.

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
The table below presents the notional amounts (the U.S. dollar equivalent amounts of the foreign currency buy/sell contracts at hedge rates), weighted average exchange rates by expected (contractual) maturity dates, and the fair values of our outstanding foreign currency forward contracts and swaps at December 31, 2022. These notional amounts are used to calculate the contractual payments to be exchanged under the contracts. At December 31, 2022, we had foreign currency contracts and swaps covering various currencies in an aggregate notional amount of $684.7 million (December 31, 2021 — $539.5 million). These contracts had a fair value net unrealized gain of $5.2 million at December 31, 2022 (December 31, 2021 — $1.2 million net unrealized gain), resulting from fluctuations in foreign exchange rates between the contract execution and year-end date.

At December 31, 2022, we had foreign currency forward contracts and swaps to trade U.S. dollars in exchange for the following currencies:

	Expected Maturity Date
	2023	2024	2025 and thereafter	Total	Fair Value Gain (Loss) (in millions)
Currency Forward and Swap Agreements*
(Contract amounts in millions)
Receive C$/Pay U.S.$
Contract amount	$194.2	$—	$—	$194.2	$(1.9)
Average exchange rate	0.75
Receive Thai Baht/Pay U.S.$
Contract amount	$138.0	—	—	$138.0	$6.8
Average exchange rate	0.03
Receive Malaysian Ringgit/Pay U.S.$
Contract amount	$127.8	—	—	$127.8	$1.3
Average exchange rate	0.22
Receive Mexican Peso/Pay U.S.$
Contract amount	$56.6	—	—	$56.6	$0.9
Average exchange rate	0.05
Pay British Pound Sterling/Receive U.S.$
Contract amount	$2.6	—	—	$2.6	$(0.2)
Average exchange rate	1.18
Receive Chinese Renminbi/Pay U.S.$
Contract amount	$45.7	—	—	$45.7	$0.4
Average exchange rate	0.15
Pay Euro/Receive U.S.$
Contract amount	$46.2	—	—	$46.2	$(3.4)
Average exchange rate	1.04
Receive Romanian Leu/Pay U.S.$
Contract amount	$37.3	—	—	$37.3	$1.5
Average exchange rate	0.20
Receive Singapore Dollar/Pay U.S.$
Contract amount	$24.7	—	—	$24.7	$1.1
Average exchange rate	0.72
Pay Japanese Yen/Receive U.S.$
Contract amount	$6.8	—	—	$6.8	$(0.6)
Average exchange rate	0.0072
Pay Korean Won/Receive U.S.$
Contract amount	$4.8	—	—	$4.8	$(0.7)
Average exchange rate	0.0008
Total	$684.7	$—	$—	$684.7	$5.2
* Average exchange rate represents the U.S. dollar equivalent of one unit of the foreign currency, weighted based on the notional amounts of the underlying foreign currency forward and swap contracts outstanding as at December 31, 2022.

Interest Rate Risk

    Borrowings under the Credit Facility bear interest at specified rates, plus specified margins. See note 11 to the Consolidated Financial Statements in Item 18. Our borrowings under this facility at December 31, 2022 totaled $627.2 million, comprised of amounts outstanding under our Term Loans, and other than ordinary course letters of credit, no amounts outstanding under the Revolver. These borrowings expose us to interest rate risk due to the potential variability in market interest rates. Assuming our outstanding aggregate borrowings under the Credit Facility as at December 31, 2022 as described above (December 31, 2021 — aggregate outstanding borrowings of $660.4 million), and without accounting for the interest rate swap agreements described below, a one-percentage point increase in applicable interest rates would increase our interest expense by $6.3 million annually (December 31, 2021 — an increase of $6.6 million annually). Including the impact of interest rate swap agreements outstanding as of December 31, 2022, a one-percentage point increase in relevant interest rates would increase interest expense, based on the outstanding borrowings under the Credit Facility at December 31, 2022, by $3.0 million annually (December 31, 2021 — $4.6 million).
As of December 31, 2022, we are party to: (i) the Initial Swaps; (ii) the First Extended Initial Swaps; (iii) the Second Extended Initial Swaps (entered into in February 2022); (iv) the Incremental Swaps; (v) the First Extended Incremental Swaps (entered into in February 2022); and (vi) the Additional Incremental Swaps (entered into in February 2022). At December 31, 2022, the interest rate risk related to $297.2 million of borrowings under the Credit Facility was unhedged, consisting of unhedged amounts outstanding under the Term Loans and no amounts outstanding (other than ordinary course letters of credit) under the Revolver (December 31, 2021 — $460.4 million, consisting of unhedged amounts under the Term Loans and no amounts outstanding (other than ordinary course letters of credit) under the Revolver).
See Item 5, "Operating and Financial Review and Prospects — MD&A —Liquidity — Cash requirements — TRS" for a description of our TRS Agreement. Interest payments on our TRS Agreement are based on a variable interest rate and the counterparty's SVS purchase costs. Based on the counterparty's SVS purchase costs at December 31, 2022, a 10% increase in the applicable interest rate would have resulted in an insignificant increase in interest expense in 2022. Also see "Equity Price Risk" below.
See Item 5, "Operating and Financial Review and Prospects — MD&A — Capital Resources — Financial instruments and financial risks" for a discussion of risks related to the cessation of LIBOR.
Equity Price Risk
See Item 5, "Operating and Financial Review and Prospects — MD&A — Liquidity — Cash requirements — TRS" for a description of our TRS Agreement. If the value of the TRS (as defined in the TRS Agreement) decreases over the agreement's term, we are obligated to pay the counterparty the amount of such decrease upon Settlement. If the price of our SVS decreased by 10% (assuming Settlement on December 31, 2022), we would have been obligated to pay an insignificant amount to the counterparty.
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
Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our risk of counterparty non-performance continues to be relatively low. We are in regular contact with our customers, suppliers and logistics providers, and to date have not experienced significant counterparty credit-related non-performance. However, if a key supplier (or any company within such supplier's supply chain) or customer experiences financial difficulties or fails to comply with their contractual obligations, this could result in a significant financial loss to us. We would also suffer a significant financial loss if an institution from which we purchased foreign exchange contracts or swaps, interest rate swaps, annuities for our pension plans, or the counterparty to our TRS Agreement defaults on their contractual obligations (with respect to pension obligations, we retain ultimate responsibility for the payment of benefits to plan participants unless and until such pension plans are wound-up). With respect to our financial market activities, we have adopted a policy of dealing only with counterparties we deem to be credit-worthy to help mitigate the risk of financial loss from defaults. We monitor the credit risk of the counterparties with whom we conduct business, through a combined process of credit rating reviews and portfolio reviews. We also provide unsecured credit to our customers in the normal course of business. From time to time, we extend the payment terms applicable to certain customers and/or provide longer payment terms when deemed commercially reasonable. Longer payment terms could adversely impact our working capital requirements, and increase our financial exposure and credit risk. We attempt to mitigate customer credit risk by monitoring our customers' financial condition and performing ongoing credit evaluations as appropriate. In certain instances, we obtain letters of credit or other forms of security from our customers. We may also purchase credit insurance from a financial institution to reduce our credit exposure to certain customers. We consider credit risk in determining our allowance for doubtful accounts, and we believe that such allowance, as adjusted from time to time, is adequate. In light of COVID-19, we assessed the financial stability and liquidity of our customers beginning in the first quarter of 2020 to identify customers we believe to be at greatest risk of default. We also enhanced the monitoring of, and/or developed plans intended to mitigate, the limited number of identified exposures, which enhancements and plans remain in effect. No significant adjustments were made to our allowance for doubtful accounts in 2022 or 2021 in connection with our ongoing assessments and monitoring activities.

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
Management's Report on Internal Control over Financial Reporting is set forth on page F-1 of our Consolidated Financial Statements in Item 18.

The attestation report from our auditors, KPMG LLP (KPMG), an independent registered public accounting firm, is set forth on page F-2 of our Consolidated Financial Statements in Item 18.

Item 16. [Reserved]
Item 16A.    Audit Committee Financial Expert
The Board has considered the extensive financial experience of Ms. Koellner, Mr. Chopra, Dr. Müller, and Ms. Perry, and has determined that each of them is an audit committee financial expert within the meaning of Item 16A(b) of Form 20-F, and each are independent directors, as that term is defined by the applicable Canadian and SEC rules and in the NYSE listing standards.
Item 16B.    Code of Ethics

The Board has adopted a Finance Code of Professional Conduct for Celestica's Chief Executive Officer, our senior finance officers, and all personnel in our finance organization to deter wrongdoing and promote honest and ethical conduct in the practice of financial management, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; full, fair, accurate, timely and understandable disclosure in reports and documents filed with, or submitted to, the SEC and in other public communications made by the Corporation; compliance with all applicable laws, rules and regulations; prompt internal reporting of violations of the code to the appropriate persons identified in the code; and accountability for adherence to the code. These professionals are expected to abide by this code as well as Celestica's BCG policy and all of our other applicable business policies, standards and guidelines.

The Finance Code of Professional Conduct and the BCG policy can be accessed electronically at www.celestica.com (information on our website is not incorporated by reference into this Annual Report). Celestica will provide a copy of such policies free of charge to any person who so requests. Requests should be directed: (i) to clsir@celestica.com; (ii) by mail to Celestica Investor Relations to: 5140 Yonge Street, Suite 1900, Toronto, Ontario, Canada M2N 6L7; or (iii) by telephone at 416-448-2211.
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
Our auditors are KPMG. KPMG did not provide any financial information systems design or implementation services to us during 2021 or 2022. The Audit Committee has determined that the provision of the non-audit services by KPMG described below does not compromise KPMG's independence.
Audit Fees
KPMG billed $4.5 million in 2022 (2021 — $3.1 million) for audit services.
Audit-Related Fees
KPMG billed $0.01 million in audit-related fees in 2022 for financial statement translation services and certain other specified procedures (2021 — $0.2 million for both due diligence services in connection with acquisitions and certain other specified procedures).

Tax Fees
KPMG billed $0.1 million in 2022 (2021 — $0.1 million) for tax compliance and tax advisory services.
All Other Fees
KPMG billed $0.2 million in 2022 primarily for certain special assurance services required on inventory and financial statement processing services (2021 — nil other fees).

Pre-approval Policies and Procedures — Percentage of Services Approved by Audit Committee
All KPMG services and fees are approved by the Audit Committee as follows. The Audit Committee has established an Audit and Non-Audit Services Pre-Approval Policy to pre-approve all permissible audit and non-audit services provided by our independent auditors. On an annual basis, the Audit Committee reviews and provides pre-approval for certain types of services that may be rendered by the independent auditors and a budget for audit services for the applicable fiscal year. Upon pre-approval of the services on the initial list, management may engage the auditor for specific engagements that are within the definition of the pre-approved services. Any significant service engagements above a certain threshold will require separate pre-approval. The policy contains a provision delegating pre-approval authority to the Chair of the Audit Committee in instances when pre-approval is needed prior to a scheduled Audit Committee meeting. The Chair of the Audit Committee is required to report on such pre-approvals at the next scheduled Audit Committee meeting. A final detailed review of all audit and non-audit services and fees is performed by the Audit Committee prior to the issuance of the audit opinion at year-end. Services representing 72% of Audit-Related Fees and 10% of All Other Fees in 2022 were provided by KPMG for which the foregoing pre-approval procedures were waived pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X.
Percentage of Hours Expended on KPMG's engagement not performed by KPMG's full-time, permanent employees (if greater than 50%):

Not applicable.
Item 16D.    Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total number of SVS purchased (in millions)	(b) Average price paid per SVS	(c) Total number of SVS purchased as part of publicly announced plans or programs (in millions)	(d) Maximum number of SVS that may yet be purchased under the plans or programs (in millions)
January 1 — 31, 2022(1)	2.3(2)	$11.15	0.2(3)	8.8
February 1 — 28, 2022(1)	1.2(2)	$12.05	0.3	8.5
March 1 — 31, 2022(1)	0.2	$11.75	0.2	8.3
April 1 — 30, 2022(1)	—	—	—	8.3
May 1 — 31, 2022(1)	0.9(2)	$10.71	—	8.3
June 1 — 30, 2022(1)	1.0	$10.34	1.0(4)	7.3
July 1 — 31, 2022(1)	—	$—	—	7.3
August 1 — 31, 2022(1)	—	$—	—	7.3
September 1 — 30, 2022(1)	0.5	$9.92	0.5(5)	6.8
October 1 — 31, 2022(1)	0.6	$9.20	0.6(6)	6.2
November 1 — 30, 2022(1)	—	$—	—	6.2
December 1 — 31, 2022(7)	0.6	$11.13	0.6(8)	8.5
Total	7.3	$10.92	3.4	8.5

(1)    On December 2, 2021, the TSX accepted our notice to launch, and we announced, a normal course issuer bid (2021 NCIB). The 2021 NCIB allowed us to repurchase, at our discretion, from December 6, 2021 until the earlier of December 5, 2022 or the completion of purchases thereunder, up to 8,987,310 of our SVS in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. In 2022, we repurchased and canceled a total of 3.0 million SVS under the 2021 NCIB at a weighted average price of $10.41 per share. The 2021 NCIB expired on December 5, 2022.
(2)    From time-to-time, we enter into Automatic Share Purchase Plans (ASPPs) covering a defined period, instructing a broker to purchase in the open market a specified number of shares (subject to specified conditions) to settle vested employee awards under our SBC plans (SBC ASPPs). During 2022, 3.9 million SVS were purchased on our behalf by an independent broker under SBC ASPPs (2.1 million SVS in January 2022, 0.9 million SVS in February 2022 and 0.9 million SVS in May 2022). The maximum number of SVS we were permitted to repurchase for cancellation under the 2021 NCIB was not reduced by the number of SVS we arranged to be purchased by such independent broker.
(3)    From time-to-time, we enter into ASPPs covering a defined period, instructing a broker to purchase in the open market a specified number of shares (subject to specified conditions) for cancellation under our NCIBs (NCIB ASPPs). During January 2022, we purchased 0.2 million SVS under an NCIB ASPP entered into in December 2021.
(4)    During June 2022, we purchased 1.0 million SVS under an NCIB ASPP entered into in June 2022.
(5)    During September 2022, we purchased 0.5 million SVS under an NCIB ASPP entered into in September 2022 (September NCIB ASPP).
(6)    During October 2022, we purchased 0.6 million SVS under the September NCIB ASPP.
(7)    On December 8, 2022, the TSX accepted our notice to launch, and we announced, a new normal course issuer bid (2022 NCIB). The 2022 NCIB allows us to repurchase, at our discretion, from December 13, 2022 until the earlier of December 12, 2023 or the completion of purchases thereunder, up to 8,776,134 of our SVS in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. The maximum number of SVS we are permitted to repurchase for cancellation under the 2022 NCIB will be reduced by the number of SVS we arrange to be purchased by any non-independent broker in the open market during its term to satisfy delivery obligations under our SBC plans, if any. In December 2022, we repurchased in the open market a total of 0.4 million SVS for cancellation under the 2022 NCIB at a weighted average price of $11.09 per share.
(8)    During December 2022, we purchased 0.2 million SVS under an NCIB ASPP entered into in December 2022.

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
Our Corporate Governance Guidelines are available on our website at www.celestica.com (information on our website is not incorporated by reference into this Annual Report).
Item 16H.    Mine Safety Disclosure
Not applicable.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
    Not applicable.
Part III.
Item 17.    Financial Statements
Not applicable.

Item 18.    Financial Statements
The following financial statements have been filed as part of this Annual Report:

Item 19.    Exhibits

The following exhibits have been filed as part of this Annual Report:

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
1.1	Certificate and Restated Articles of Incorporation effective June 25, 2004	20-F	001-14832	March 23, 2010	1.10
1.2	Bylaw No. 1	20-F	001-14832	March 23, 2010	1.11
2	Instruments defining rights of holders of equity securities or long-term debt:
2.1	See Certificate and Restated Articles of Incorporation identified above
2.2	Form of Subordinate Voting Share Certificate	F-3ASR	333-221144	October 26, 2017	4.1
2.3	Description of Securities					X
4	Certain Contracts:
4.1	Services Agreement, dated as of January 1, 2009, between Celestica Inc. and Onex Corporation ("Services Agreement")	20-F	001-14832	March 23, 2010	4.1
4.2	Amending Agreement to Services Agreement made as of January 1, 2017	20-F	001-14832	March 13, 2017	4.2
4.3	Amended and Restated Celestica Inc. Long-Term Incentive Plan as of January 29, 2014	6-K	001-14832	July 9, 2014	99.1
4.4	Amended and Restated Celestica Inc. Long-Term Incentive Plan as of July 22, 2015	6-K	001-14832	July 29, 2015	99.1
4.5	Amended and Restated Celestica Inc. Long-Term Incentive Plan as of October 19, 2015	20-F	001-14832	March 7, 2016	4.5
4.6	Amended and Restated Celestica Inc. Long-Term Incentive Plan as of October 19, 2016	20-F	001-14832	March 13, 2017	4.7
4.7	Amended and Restated Celestica Share Unit Plan as of January 29, 2014	6-K	001-14832	July 9, 2014	99.2
4.8	Amended and Restated Celestica Share Unit Plan as of July 22, 2015	6-K	001-14832	July 29, 2015	99.2
4.9	Amended and Restated Celestica Share Unit Plan as of October 19, 2015	20-F	001-14832	March 7, 2016	4.8
4.10	Coattail Agreement, dated June 29, 1998, between Onex Corporation, Celestica Inc. and Montreal Trust Company of Canada.	SC TO-I	005-55523	October 29, 2012	(d)(1)
4.11	Directors' Share Compensation Plan (2008)	SC TO-I	005-55523	October 29, 2012	(d)(3)
4.12	Directors' Share Compensation Plan, amended and restated as of July 25, 2013	20-F	001-14832	March 14, 2014	4.16
4.13	Directors' Share Compensation Plan, amended and restated as of January 1, 2016	20-F	001-14832	March 7, 2016	4.22

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
4.14	Directors' Share Compensation Plan, amended and restated as of January 1, 2019	20-F	001-14832	March 11, 2019	4.27
4.15	Securities Purchase and Merger Agreement, dated as of October 9, 2018, by and among Impakt Holdings, LLC, Graycliff Private Equity Partners III Parallel (A-1 Blocker) LLC, Graycliff Private Equity Partners III Parallel LP, Celestica (USA) Inc., Iron Man Acquisition Inc., Iron Man Merger Sub, LLC, and Fortis Advisors LLC, in its capacity as Holder Representative†	20-F/A	001-14832	April 25, 2019	4.31
4.16	First Amendment to the Securities Purchase and Merger Agreement, dated as of November 9, 2018, by and among Graycliff Private Equity Partners III Parallel LP, Iron Man Acquisition Inc., and Impakt Holdings, LLC†	20-F/A	001-14832	April 25, 2019	4.32
4.17	Revolving Trade Receivables Purchase Agreement, dated as of March 6, 2020, among Celestica LLC, Celestica Holdings Pte Ltd., Celestica Hong Kong Ltd., Celestica (Romania) S.R.L., Celestica Japan KK, Celestica Oregon LLC, Celestica Precision Machining Ltd., Celestica Electronics (M.) Sdn. Bhd, and Celestica International LP, as Sellers, Celestica Inc., as Servicer, and Credit Agricole Corporate and Investment Bank, New York Branch and Credit Agricole Corporate and Investment Bank (Canada Branch), as Purchasers	20-F	001-14832	March 16, 2020	4.22
4.18**	Fifth Amendment, dated as of December 6, 2021, to Credit Agreement dated as of June 27, 2018 among Celestica Inc. and the subsidiaries identified therein as Borrowers, Celestica Inc. and the subsidiaries identified therein as Guarantors, Bank of America, N.A., as Administrative Agent, Swing Line Lender and an L/C Issuer, and the financial institutions named therein as Lenders	20-F	001-14832	March 14, 2022	4.23

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
4.19	First Amendment to the Revolving Trade Receivables Purchase Agreement, dated as of February 4, 2022, among Celestica LLC, Celestica Holdings Pte Ltd., Celestica Hong Kong Ltd., Celestica (Romania) S.R.L., Celestica Japan KK, Celestica Oregon LLC, Celestica Electronics (M.) Sdn. Bhd, Celestica Precision Machining Ltd., and Celestica International LP, as Sellers, Celestica Inc., as Servicer, and Credit Agricole Corporate and Investment Bank, New York Branch and Credit Agricole Corporate and Investment Bank (Canada Branch), as Purchasers	20-F	001-14832	March 14, 2022	4.24
4.20	Agreement, dated September 22, 2021, for the Sale and Purchase of the Entire Issued Share Capital of PCI Private Limited, between Pagani Holding III Limited, as Seller, 2863862 Ontario Inc. as Buyer, and Celestica Inc. as Buyer's Guarantor†	20-F	001-14832	March 14, 2022	4.25
4.21
Second Amendment to the Revolving Trade Receivables Purchase Agreement, dated as of September 27, 2022, among Celestica LLC, Celestica Holdings Pte Ltd., Celestica Hong Kong Ltd., Celestica (Romania) S.R.L., Celestica Japan KK, Celestica Oregon LLC, Celestica Electronics (M.) Sdn. Bhd, Celestica Precision Machining Ltd., and Celestica International LP, as Sellers, Celestica Inc., as Servicer, and Credit Agricole Corporate and Investment Bank, New York Branch and Credit Agricole Corporate and Investment Bank (Canada Branch), as Purchasers
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
**    Represents a complete amendment and restatement.
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
Date: March 13, 2023

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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 based on the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as of December 31, 2022, the Company’s internal control over financial reporting is effective.
The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by KPMG LLP, Chartered Professional Accountants, the independent registered public accounting firm that audited the consolidated financial statements included in this Annual Report, as stated in their report appearing on page F-2.

March 9, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Celestica Inc.:

Opinion on Internal Control Over Financial Reporting
We have audited Celestica Inc.'s (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated March 9, 2023 expressed an unqualified opinion on those consolidated financial statements.
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

Toronto, Canada March 9, 2023	/s/ KPMG LLP Chartered Professional Accountants, Licensed Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Celestica Inc.:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Celestica Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 9, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Valuation of goodwill for the capital equipment cash generating unit
As discussed in Note 2(j) to the consolidated financial statements, the Company conducts an annual impairment assessment of cash generating units with goodwill. In addition, the Company also reviews the cash generating units for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount of such cash generating units may not be recoverable. As discussed in Note 8 to the consolidated financial statements, as of December 31, 2022, the Company has $321.8 million of goodwill, which includes $131.7 million related to the capital equipment cash generating unit.

We identified the valuation of goodwill for the capital equipment cash generating unit as a critical audit matter. Subjective and challenging auditor judgment was required to evaluate certain assumptions in the impairment model used in the Company’s estimate of the recoverable amount of the capital equipment cash generating unit. Specifically, certain assumptions used to estimate the recoverable amount were challenging to assess, as minor changes to the future revenue growth rate, profitability, and the discount rate assumptions could have had a significant effect on the recoverable amount.
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

Toronto, Canada March 9, 2023	/s/ KPMG LLP Chartered Professional Accountants, Licensed Public Accountants
We have served as the Company's auditor since 1997.

CELESTICA INC.
CONSOLIDATED BALANCE SHEETS
(in millions of U.S. dollars)

	Note	December 31 2021	December 31 2022
Assets
Current assets:
Cash and cash equivalents	20	$394.0	$374.5
Accounts receivable	4	1,260.3	1,393.5
Inventories	5 & 26	1,697.0	2,350.3
Income taxes receivable		8.6	5.9
Other current assets	26	75.4	202.8
Total current assets		3,435.3	4,327.0
Property, plant and equipment	6	338.7	371.5
Right-of-use assets	7	113.8	138.8
Goodwill	8	324.2	321.8
Intangible assets	8	382.0	346.5
Deferred income taxes	19	47.7	68.9
Other non-current assets	9	25.2	53.5
Total assets		$4,666.9	$5,628.0
Liabilities and Equity
Current liabilities:
Current portion of borrowings under credit facility & lease obligations	11	$51.5	$52.2
Accounts payable		1,238.3	1,440.8
Accrued and other current liabilities		884.3	1,462.2
Income taxes payable	19	62.3	82.1
Current portion of provisions	10	17.1	17.9
Total current liabilities		2,253.5	3,055.2
Long-term portion of borrowings under credit facility & lease obligations	11	742.9	733.9
Pension and non-pension post-employment benefit obligations	18	107.5	77.0
Provisions and other non-current liabilities	10	39.8	32.5
Deferred income taxes	19	60.2	51.7
Total liabilities		3,203.9	3,950.3
Equity:
Capital stock	12	1,764.5	1,714.9
Treasury stock	12	(48.9)	(18.5)
Contributed surplus		1,029.8	1,063.6
Deficit		(1,255.6)	(1,076.6)
Accumulated other comprehensive loss	13	(26.8)	(5.7)
Total equity		1,463.0	1,677.7
Total liabilities and equity		$4,666.9	$5,628.0

Commitments, contingencies and guarantees (note 24), Subsequent event (note 4)

Signed on behalf of the Board of Directors
[Signed] Michael M. Wilson, Director	[Signed] Laurette T. Koellner, Director

The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.
CONSOLIDATED STATEMENT OF OPERATIONS
(in millions of U.S. dollars, except per share amounts)

		Year ended December 31
	Note	2020	2021	2022

Revenue		$5,748.1	$5,634.7	$7,250.0
Cost of sales	5 & 14	5,310.5	5,147.7	6,613.7
Gross profit		437.6	487.0	636.3
Selling, general and administrative expenses (SG&A)	14	230.7	245.1	279.9
Research and development		29.9	38.4	46.3
Amortization of intangible assets	8	25.6	25.5	40.1
Other charges, net of recoveries	15	23.5	10.3	6.7
Earnings from operations		127.9	167.7	263.3
Finance costs	16	37.7	31.7	59.7
Earnings before income taxes		90.2	136.0	203.6
Income tax expense (recovery)	19
Current		32.9	40.9	88.7
Deferred		(3.3)	(8.8)	(30.6)
		29.6	32.1	58.1
Net earnings		$60.6	$103.9	$145.5

Basic earnings per share		$0.47	$0.82	$1.18
Diluted earnings per share		$0.47	$0.82	$1.18
Shares used in computing per share amounts (in millions):
Basic	22	129.1	126.7	123.5
Diluted	22	129.1	126.7	123.6

The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions of U.S. dollars)

		Year ended December 31
	Note	2020	2021	2022

Net earnings		$60.6	$103.9	$145.5
Other comprehensive income (loss), net of tax	13
Items that will not be reclassified to net earnings:
Gains (losses) on pension and non-pension post-employment benefit plans	18	(9.3)	9.3	33.5
Items that may be reclassified to net earnings:
Currency translation differences for foreign operations		4.3	(7.7)	(6.7)
Changes from currency forward derivative hedges		8.5	(13.5)	7.2
Changes from interest rate swap derivative hedges	20	(4.4)	9.6	20.6
Total comprehensive income		$59.7	$101.6	$200.1

The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in millions of U.S. dollars)

	Note	Capital stock	Treasury stock	Contributed surplus	Deficit	AOC loss (a)	Total equity
Balance — December 31, 2019		$1,832.1	$(14.8)	$982.6	$(1,420.1)	$(23.6)	$1,356.2
Capital transactions:	12
Issuance of capital stock		2.2	—	(2.2)	—	—	—
Repurchase of capital stock for cancellation (b)		(0.1)	—	(15.0)	—	—	(15.1)
Purchase of treasury stock for stock-based plans		—	(19.1)	—	—	—	(19.1)
Equity-settled stock-based compensation (SBC)		—	18.2	9.1	—	—	27.3
Total comprehensive income:
Net earnings for 2020		—	—	—	60.6	—	60.6
Losses on pension and non-pension post-employment benefit plans	18	—	—	—	(9.3)	—	(9.3)
Currency translation differences for foreign operations		—	—	—	—	4.3	4.3
Changes from currency forward derivative hedges		—	—	—	—	8.5	8.5
Changes from interest rate swap derivative hedges		—	—	—	—	(4.4)	(4.4)
Balance — December 31, 2020		$1,834.2	$(15.7)	$974.5	$(1,368.8)	$(15.2)	$1,409.0
Capital transactions:	12
Issuance of capital stock		0.3	—	(0.1)	—	—	0.2
Repurchase of capital stock for cancellation(c)		(70.0)	—	41.6	—	—	(28.4)
Purchase of treasury stock for stock-based plans(d)		—	(54.4)	—	—	—	(54.4)
Equity-settled SBC		—	21.2	13.8	—	—	35.0
Total comprehensive income:
Net earnings for 2021		—	—	—	103.9	—	103.9
Gains on pension and non-pension post-employment benefit plans	18	—	—	—	9.3	—	9.3
Currency translation differences for foreign operations		—	—	—	—	(7.7)	(7.7)
Changes from currency forward derivative hedges		—	—	—	—	(13.5)	(13.5)
Changes from interest rate swap derivative hedges	20	—	—	—	—	9.6	9.6
Balance — December 31, 2021		$1,764.5	$(48.9)	$1,029.8	$(1,255.6)	$(26.8)	$1,463.0
Capital transactions:	12
Issuance of capital stock		0.7	—	(0.5)	—	—	0.2
Repurchase of capital stock for cancellation(e)		(50.3)	(1.8)	25.0	—	—	(27.1)
Purchase of treasury stock for stock-based plans(f)		—	(11.1)	—	—	—	(11.1)
Equity-settled SBC		—	43.3	9.3	—	—	52.6
Total comprehensive income:
Net earnings for 2022		—	—	—	145.5	—	145.5
Gains on pension and non-pension post-employment benefit plans	18	—	—	—	33.5	—	33.5
Currency translation differences for foreign operations		—	—	—	—	(6.7)	(6.7)
Changes from currency forward derivative hedges		—	—	—	—	7.2	7.2
Changes from interest rate swap derivative hedges	20	—	—	—	—	20.6	20.6
Balance — December 31, 2022		$1,714.9	$(18.5)	$1,063.6	$(1,076.6)	$(5.7)	$1,677.7

(a)AOC loss (Accumulated other comprehensive loss) is net of tax. See note 13.
(b)Consists of $0.1 to repurchase subordinate voting shares (SVS) for cancellation in 2020, and $15.0 accrued as of December 31, 2020 for the estimated contractual maximum quantity of permitted SVS repurchases (Contractual Maximum Quantity) for cancellation under an automatic share purchase plan (ASPP) executed in December 2020 (2020 NCIB Accrual). See note 12.
(c)    Consists of $35.9 paid to repurchase SVS for cancellation in 2021 and $7.5 accrued as of December 31, 2021 for the estimated Contractual Maximum Quantity for cancellation under an ASPP executed in December 2021 (2021 NCIB Accrual), offset in part by the reversal of the $15.0 2020 NCIB Accrual. See note 12.
(d) Consists of $20.6 paid to repurchase SVS for delivery obligations under our SBC plans in 2021, and $33.8 accrued as of December 31, 2021 for the estimated Contractual Maximum Quantity under an ASPP executed in December 2021 for such purpose (2021 SBC Accrual). See note 12.
(e)    Consists of $34.6 paid to repurchase SVS for cancellation in 2022, offset in part by the reversal of the $7.5 2021 NCIB Accrual. See note 12.
(f)    Consists of $44.9 paid during 2022 to repurchase SVS for delivery obligations under our SBC plans, offset in part by the reversal of the $33.8 2021 SBC Accrual. See note 12.
The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions of U.S. dollars)

		Year ended December 31
Cash provided by (used in):	Note	2020	2021	2022
Operating activities:
Net earnings		$60.6	$103.9	$145.5
Adjustments to net earnings for items not affecting cash:
Depreciation and amortization		124.7	126.3	144.8
Equity-settled employee SBC	12	25.8	33.4	51.0
Other charges	15	2.5	2.5	0.9
Finance costs		37.7	31.7	59.7
Income tax expense		29.6	32.1	58.1
Other		10.0	15.2	(8.2)
Changes in non-cash working capital items:
Accounts receivable		(40.7)	(102.4)	(133.3)
Inventories		(99.3)	(521.9)	(717.3)
Other current assets		(0.5)	(11.5)	(51.6)
Accounts payable, accrued and other current liabilities and provisions		117.0	556.9	813.4
Non-cash working capital changes		(23.5)	(78.9)	(88.8)
Net income tax paid		(27.8)	(39.4)	(65.1)
Net cash provided by operating activities		239.6	226.8	297.9

Investing activities:
Acquisitions	3	—	(314.7)	—
Purchase of computer software and property, plant and equipment		(52.8)	(52.2)	(109.0)
Proceeds from sale of assets	6	1.8	2.6	0.1
Net cash provided by (used in) investing activities		(51.0)	(364.3)	(108.9)

Financing activities:
Borrowings under revolving loans	11	—	220.0	—
Repayments under revolving loans	11	—	(220.0)	—
Borrowing under term loans	11	—	365.0	—
Repayments under term loans	11	(121.9)	(175.0)	(33.2)
Lease payments	11	(33.7)	(40.0)	(46.0)
Issuance of capital stock	12	—	0.2	0.2
Repurchase of capital stock for cancellation	12	(0.1)	(35.9)	(34.6)
Purchase of treasury stock for stock-based plans	12	(19.1)	(20.6)	(44.9)
Finance costs paid (a)		(29.5)	(26.0)	(50.0)
Net cash provided by (used in) financing activities		(204.3)	67.7	(208.5)

Net increase (decrease) in cash and cash equivalents		(15.7)	(69.8)	(19.5)
Cash and cash equivalents, beginning of year		479.5	463.8	394.0
Cash and cash equivalents, end of year		$463.8	$394.0	$374.5
(a) Finance costs paid include debt issuance costs paid of $0.8 in 2022 (2021— $3.6; 2020 — $0.6).
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

2.    BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES:

Statement of compliance:
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements were authorized for issuance by our Board of Directors on March 9, 2023.
Functional and presentation currency:
The consolidated financial statements are presented in United States (U.S.) dollars, which is also Celestica's functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).
Use of estimates and judgments:
The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets, liabilities, revenue, and expenses, and related disclosures with respect to contingent assets and liabilities. We base our judgments, estimates and assumptions on current facts (including, in recent periods, the prolonged impact of global supply chain constraints, and additionally in the second to the fourth quarter of 2022, the fire event disclosed in note 26), historical experience and various other factors that we believe are reasonable under the circumstances. The economic environment also impacts certain estimates and discount rates necessary to prepare our consolidated financial statements, including significant estimates and discount rates applicable to the determination of the recoverable amounts used in the impairment testing of our non-financial assets. Our assessment of these factors forms the basis for our judgments on the carrying values of our assets and liabilities, and the accrual of our costs and expenses. Actual results could differ materially from our estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may also impact future periods.
Our review of the estimates, judgments and assumptions used in the preparation of our financial statements for 2022 included those relating to, among others: our determination of the timing of revenue recognition, the determination of whether indicators of impairment existed for our assets and cash generating units (CGUs*), our measurement of deferred tax assets and liabilities, our estimated inventory provisions and expected credit losses, customer creditworthiness, and the determination of the fair value of assets acquired and liabilities assumed in connection with a business combination. Any revisions to estimates, judgments or assumptions may result in, among other things, impairments to our assets or CGUs, and/or adjustments to the carrying amount of our accounts receivable (A/R) and/or inventories, or to the valuation of our deferred tax assets, any of which could have a material impact on our financial performance and financial condition.

*CGUs are the smallest identifiable group of assets that cannot be tested individually and generate cash inflows that are largely independent of those of other assets or groups of assets, and can be comprised of a single site, a group of sites, or a line of business.

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
Recently issued accounting standards and amendments:

Interest Rate Benchmark Reform (Amendments to IFRS 9 (Financial Instruments), IAS 39 (Financial Instruments: Recognition and Measurement) and IFRS 7 (Financial Instruments: Disclosures)):
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

In August 2020, the IASB issued Interest Rate Benchmark Reform-Phase 2, which amends IFRS 9, IAS 39, IFRS 4, Insurance Contracts, IFRS 7, and IFRS 16, Leases. The amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces a previous interest rate benchmark with an alternative benchmark rate as a result of IBOR reform. We adopted the Phase 2 amendments as of January 1, 2021. The adoption of the Phase 2 amendments had no significant impact on our consolidated financial statements for the year ended December 31, 2021. We will continue to monitor relevant developments and will evaluate the impact of the Phase 2 amendments on our consolidated financial statements as IBOR reform progresses. Also, see note 20.

Classification of liabilities as current or non-current (Amendments to IAS 1)

In January 2020, the IASB issued Classification of liabilities as current or non-current (Amendments to IAS 1) to clarify how to classify debt and other liabilities as current or non-current. The amendments are effective for reporting periods beginning on or after January 1, 2024. We will adopt this standard as of January 1, 2024, and are in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

Definition of accounting estimates (Amendments to IAS 8)

In February 2021, the IASB issued Definition of accounting estimates (Amendments to IAS 8) to clarify the distinction between accounting policies and accounting estimates. The amendments are effective for reporting periods beginning on or after January 1, 2023. We adopted this standard as of January 1, 2023. We do not anticipate that the adoption of this standard will have a material impact on our consolidated financial statements.

Deferred tax related to assets and liabilities arising from a single transaction (Amendments to IAS 12 Income Taxes)

In May 2021, the IASB issued Deferred tax related to assets and liabilities arising from a single transaction (Amendments to IAS 12 Income Taxes) to clarify how to account for deferred tax on transactions such as leases and decommissioning obligations. The amendments are effective for reporting periods beginning on or after January 1, 2023. We adopted this standard as of January 1, 2023. We do not anticipate that the adoption of this standard will have a material impact on our consolidated financial statements.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

IFRS 17 Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts. IFRS 17 replaces IFRS 4 and sets out principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of IFRS 17. This standard is effective for reporting periods beginning on or after January 1, 2023. We adopted this standard as of January 1, 2023. We do not anticipate that the adoption of this standard will have a material impact on our consolidated financial statements.

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
We use judgment to determine the estimates used to value identifiable assets and liabilities, and the fair value of potential obligations, if applicable, at the acquisition date. We may engage third parties to determine the fair value of certain inventory, property, plant and equipment and intangible assets. We use estimates to determine cash flow projections, including the period of expected future benefit, and future growth and discount rates, among other factors, to value intangible assets and contingent consideration. The fair value of acquired tangible assets are measured by applying the market, cost or replacement cost, or income approach (using discounted cash flows and forecasts by management), as appropriate. The fair value of acquired intangible assets are measured by applying the income approach using a discounted cash flow model and forecasts based on management's estimates and assumptions.

(d)    Foreign currency translation:
The majority of our subsidiaries have a U.S. dollar functional currency, which represents the currency of the primary economic environment in which they operate. For these subsidiaries, we translate: (i) monetary assets and liabilities denominated in foreign currencies into U.S. dollars at the period-end exchange rates; (ii) non-monetary assets and liabilities denominated in foreign currencies into U.S. dollars at historic rates; and (iii) revenue and expenses into U.S. dollars at the average exchange rates prevailing during the month of the transaction. Exchange gains and losses also arise on the settlement of foreign-currency denominated transactions. We recognize foreign currency differences arising on translation in our consolidated statement of operations.
Upon consolidation, for our subsidiaries with a non-U.S. dollar functional currency, we translate assets and liabilities denominated in foreign currencies into U.S. dollars using the period-end exchange rates, and we translate revenue and expenses into U.S. dollars at the average exchange rates prevailing during the month of the transaction. We defer gains

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

and losses arising from the translation of these operations in the foreign currency translation account included in accumulated OCI. For these subsidiaries, we translate foreign currency transactions into the relevant non-U.S. dollar functional currency using the exchange rate prevailing during the month of the transaction for revenues and expenses, and the exchange rate as at period end for the translation of these foreign currency denominated monetary assets and liabilities, and such gains and losses arising from these translations are recorded in the statement of operations in their non-U.S. dollar functional currency before translation into U.S. dollar for consolidation purposes.

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
(g)    Property, plant and equipment (PP&E):
We carry PP&E at cost less accumulated depreciation and accumulated impairment losses. Cost consists of expenditures directly attributable to the acquisition or construction of the asset, and costs directly attributable to bringing the asset to the condition necessary for its intended use. We capitalize the cost of an asset when the economic benefits associated with that asset are probable and when the cost can be measured reliably. We capitalize the costs of major renovations and we write-off the carrying amount of replaced assets. We expense all other maintenance and repair costs in our consolidated statement of operations as incurred. We do not depreciate land. We recognize depreciation expense on a straight-line basis over the estimated useful life of the asset as follows:

Buildings	Up to 40 years
Building/leasehold improvements	Up to 40 years or if shorter, term of lease
Machinery and equipment	3 to 15 years
We estimate the useful life of PP&E based on the nature of the asset, historical experience, expected changes in technology, and the expected duration of related customer programs. When major components of an asset have a significantly different useful life than their primary asset, the components are accounted for and depreciated separately. We review our estimates of residual values, useful lives and the methods of depreciation annually at year-end and, if required, adjust them prospectively. We determine gains and losses on the disposal or retirement of PP&E by comparing the proceeds from disposal with the carrying amount of the asset and we recognize these gains and losses in our consolidated statement of operations in the period of disposal or retirement. Also, see note 2(j).
(h)    Leases:
We are the lessee of PP&E, primarily buildings and machinery. At the inception of a contract, we assess whether an arrangement is, or contains, a lease in accordance with IFRS 16. Where we determine there is a lease under IFRS 16, we recognize a right-of-use (ROU) asset (representing our right to use such leased asset) and a related lease obligation on the applicable lease commencement date. An ROU asset is first measured based on the initial amount of the related lease obligation, subject to certain adjustments, if any, and then subsequently measured at such cost less accumulated depreciation

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

and accumulated impairment losses (see note 2(j)). Depreciation expense on an ROU asset is recorded on a straight-line basis over the lease term in cost of sales or SG&A in our consolidated statement of operations, primarily based on the nature and use of the asset. The lease obligation is initially measured at the present value of the unpaid lease payments on the commencement date, discounted using the interest rate implicit in the lease (if readily determinable) or otherwise on our incremental borrowing rate (taking country-specific risks into consideration) on the lease commencement date. We generally use our incremental borrowing rate as the discount rate. The interest expense on the related lease obligation is recognized as finance costs in our consolidated statement of operations. The lease obligation is remeasured when there are adjustments to future lease payments arising from a change in applicable indices or rates, changes in the estimated amount expected to be payable under a residual value guarantee, or if we change our assessments of whether we will exercise an applicable purchase, extension or termination option. Upon any such remeasurement, a corresponding adjustment is made to the carrying amount of the related ROU asset, or is recorded in our consolidated statement of operations if the carrying amount of such ROU asset has been impaired. We expense the costs of low-value and short-term leases in our consolidated statement of operations on a straight-line basis over the lease term.

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
Intellectual property assets consist primarily of certain acquired non-patented intellectual property and process technology. Other acquired intangible assets consist primarily of customer relationships and contract intangibles. Computer software assets consist primarily of software licenses. We review our estimates of residual values, useful lives and the methods of amortization annually at year end and, if required, adjust for these prospectively. We reflect changes in useful lives on a prospective basis.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

(j)    Impairment of goodwill, intangible assets, PP&E, and ROU assets:
We review the carrying amount of goodwill, intangible assets, PP&E, and ROU assets for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount of such assets, or the related CGU or CGUs, may not be recoverable. If any such indication exists, we test the carrying amount of such assets or CGUs for impairment. In addition to an assessment of triggering events during the year, we conduct an annual impairment assessment of CGUs with goodwill in the fourth quarter of each year to correspond with our annual planning cycle (Annual Impairment Assessment). Judgment is required in the determination of: (i) our CGUs, which includes an assessment of whether the relevant asset, or group of assets, largely generates independent cash inflows, and an evaluation of how management monitors the business operations pertaining to such asset, or asset group; and (ii) whether events or changes in circumstances during the year are indicators that a review for impairment should be conducted.
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
We do not reverse impairment losses for goodwill in future periods. We reverse impairment losses for PP&E, ROU assets and intangible assets if the events or conditions that resulted in such losses in prior periods no longer exist or have decreased as a result of changes in circumstances. At each reporting date, we review for indicators that could change the estimates we used to determine the recoverable amount of the relevant assets. The amount of the reversal will be limited to the carrying amount that would have been determined, net of depreciation or amortization, had we recognized no impairment loss in prior periods.
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

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

RSUs:
The cost we record for RSUs is based on the market value of our SVS at the time of grant. We amortize the cost of RSUs to compensation expense in our consolidated statement of operations, with a corresponding charge to contributed surplus on our consolidated balance sheet, over the vesting period. Unless a grantee has been authorized, and elects, to settle RSUs in cash, we intend to settle these awards with SVS.
PSUs:
The number of PSUs that will actually vest varies from 0% to 200% of a target amount granted. For PSUs granted in 2020, 2021 and 2022, the number of PSUs that vested or will vest are based on the level of achievement of a pre-determined non-market performance measurement in the final year of the three-year performance period, subject to modification by each of a separate pre-determined non-market financial target, and our relative total shareholder return (TSR), a market performance condition, compared to a pre-defined group of companies, over the three-year performance period. For PSUs granted in January 2023, the number of PSUs that will vest are based on the level of achievement of a different pre-determined non-market performance measurement, subject to modification by our relative TSR compared to a pre-defined group of companies, in each case over the three-year performance period. The cost we record for PSUs is based on our estimate of the outcome of the applicable performance conditions. The grant date fair value of the non-TSR-based performance measurement and modifier is based on the market value of our SVS at the time of grant and is subject to adjustment in subsequent periods to reflect changes in the estimated level of achievement related to the applicable performance condition. The grant date fair value of the TSR modifier is based on a Monte Carlo simulation model. We recognize compensation expense in our consolidated statement of operations on a straight-line basis over the requisite service period and we reduce this expense for the estimated PSU awards that are not expected to vest because the employment conditions are not expected to be satisfied. Unless a grantee has been authorized, and elects, to settle PSUs in cash, we intend to settle these awards with SVS.

Deferred Share Units (DSUs):
The compensation of our Board of Directors is comprised of annual Board and Board Chair retainer fees, annual standing Board committee Chair retainer fees (where applicable), and travel fees (collectively, Annual Fees) payable in quarterly installments in arrears**. Directors must elect to receive 0%, 25% or 50% of their Annual Fees in cash, with the balance in DSUs, until such director satisfies the requirements of the Company's Director Share Ownership Guidelines. Once a director has satisfied such requirements, the director may then elect to receive 0%, 25% or 50% of their Annual Fees in cash, with the balance either in DSUs or in RSUs (if no election is made, 100% of such director's Annual Fees will be paid in DSUs). The number of DSUs or RSUs we grant is determined by dividing the elected percentage of the dollar value of the Annual Fees earned in the quarter by the closing price of our SVS on the NYSE on the last business day of such quarter (in the case of DSUs) or the trading day preceding the date of grant (in the case of RSUs). Each DSU represents the right to receive one SVS or an equivalent value in cash after the individual ceases to serve as a director, and is neither an employee of the Company, nor a director or employee of any corporation that does not deal at arm's length with the Company (Retires). DSUs granted to directors may be settled with SVS purchased in the open market, or with cash (at the discretion of the Company). RSUs granted to directors vest ratably over a three-year period and are governed by the terms of our Long-Term Incentive Plan (LTIP). Each vested RSU entitles the holder thereof to one SVS; however, if permitted by the Company under the terms of the grant, a director may elect to receive a payment of cash in lieu of SVS. Unvested RSUs vest immediately on the date the director Retires. We expense the cost of director compensation through SG&A in our consolidated statement of operations in the period the services are rendered.
** Mr. Popatia is an officer of Onex Corporation (Onex) and does not receive compensation as a director of the Company; however, Onex receives compensation for providing his services as a director, payable in DSUs in equal quarterly installments in arrears. See note 17. DSUs granted to Onex prior to January 1, 2007 may be settled with SVS issued from treasury or purchased in the open market, or with cash (at the discretion of the Company). DSUs granted to Onex after January 1, 2007 may only be settled with SVS purchased in the open market, or with cash (at the discretion of the Company).
(m)    Deferred financing costs:
Deferred financing costs consist of costs relating to the establishment or amendment of our credit facility (including in connection with subsequent security arrangements). We defer financing costs related to our revolving facility as other assets on our consolidated balance sheet, and amortize these costs in our consolidated statement of operations on a straight-

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

line basis over the term of the revolving facility (or the remainder of the term for amendments or subsequent security arrangements). We record financing costs relating to the issuance of our term loans as a reduction to the cost of the related debt (see note 11), which we amortize in our consolidated statement of operations using the effective interest rate method over the term of the related debt or when the debt is retired, if earlier.

(n)    Income taxes:
Our income tax expense for each reporting period is comprised of current and deferred income taxes. Current income taxes and deferred income taxes are recognized in our consolidated statement of operations, except to the extent that they relate to items recognized in OCI or directly in equity, in which case they are recognized in OCI or directly in equity, respectively.
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

Amortized cost:
Financial assets that we hold with the intention of collecting the contractual cash flows (in the form of payment of principal and related interest) are measured at amortized cost, and consist of our A/R, term deposits and non-customer receivables. We initially recognize the carrying amount of such assets on our consolidated balance sheet at fair value plus directly attributable transaction costs, and subsequently measure these at amortized cost using the effective interest rate method, less any impairment losses. Financial liabilities that are not classified as FVTPL consist of our accounts payable (A/P), the majority of our accrued liabilities and certain other provisions, as well as borrowings under our credit facility, including our term loans. We initially recognize the carrying amount of such liabilities on our consolidated balance sheet at fair value plus transaction costs that are directly attributable to the issuance of such liabilities. These financial liabilities are measured at amortized cost subsequent to initial recognition. Borrowings within a particular quarter for short term working capital needs under our revolving credit facility that we repay in full within such quarter are netted against each other in our consolidated statements of cash flows.

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

Forward exchange and swap contracts that are not effective hedges for accounting purposes are marked to market each period, resulting in a gain or loss in our consolidated statement of operations. We measure those derivative contracts at fair value on our consolidated balance sheet. The majority of our derivative assets and liabilities arise from the foreign currency forward and swap contracts and interest rate swaps that we designate as cash flow hedges. In a cash flow hedge, we defer the changes in the fair value of the hedging derivative, to the extent effective, in accumulated OCI until we recognize the hedged item in our consolidated statement of operations. Any cash flow hedge ineffectiveness is recognized in our consolidated statement of operations immediately. For hedging instruments that we discontinue before the end of the original hedge term, we amortize the unrealized hedge gain or loss in accumulated OCI to our consolidated statement of operations over the remaining term of the hedging relationship or when the hedged item is recognized in net income, if this occurs prior to the end of the original term of the hedging relationship. If the hedged item ceases to exist before the end of the original hedge term, we recognize the unrealized hedge gain or loss in accumulated OCI immediately in our consolidated statement of operations. For our current foreign currency forward and swap cash flow hedges, the majority of the underlying expenses we hedge are for inventory, labour and facility costs, which are included in cost of sales in our consolidated statement of operations. For our interest rate swap agreements, the underlying interest expenses that we hedge are included in finance costs in our consolidated statement of operations.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

On December 15, 2022, we entered into a total return swap (TRS) agreement (TRS Agreement) with a third-party bank with respect to a notional amount of 3.0 million of our SVS (Notional Amount), to manage our cash flow requirements and exposure to fluctuations in the share price of the SVS in connection with the settlement of certain outstanding equity awards under our SBC plans. The counterparty under the TRS Agreement is obligated to make a payment to us upon the agreement's termination (in whole or in part) or expiration (Settlement) based on the increase (if any) in the value of the TRS (as defined in the TRS Agreement) over the TRS Agreement’s term, in exchange for periodic payments made by us (TRS Interest) based on the counterparty’s SVS purchase costs (or the trade date value of the Notional Amount if the counterparty elects not to make hedging SVS purchases) and a variable interest rate plus a specified margin. Similarly, if the value of the TRS (as defined in the TRS Agreement) decreases over the term of the TRS Agreement, we are obligated to pay the counterparty the amount of such decrease upon Settlement. If the counterparty purchases SVS, the change in value of the TRS is determined by comparing the average amount realized by the counterparty upon the disposition of purchased SVS to the average amount paid for such SVS. If the counterparty does not purchase SVS, the change in value of the TRS is determined by comparing the trade date value of the Notional Amount to the value of the Notional Amount upon Settlement. The TRS does not qualify for hedge accounting. We measure the TRS Agreement at fair value on our consolidated balance sheet, with changes in fair value recognized in our consolidated statement of operations. TRS Interest is included in finance costs in our consolidated statement of operations.

We value our derivative assets and liabilities based on inputs that are either readily available in public markets or derived from information available in public markets. The inputs we use include discount rates, forward exchange rates, interest rate yield curves and volatility, the share price of our SVS, and credit risk adjustments. Changes in these inputs can cause significant volatility in the fair value of our financial instruments.

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
As most of our contracts have an expected duration of one year or less, we have applied the practical expedient provided by IFRS 15.121 (such that specified disclosures pertaining to remaining performance obligations are not required), as well as the practical expedient provided by IFRS 15.63 (such that transaction price adjustments for the effects of

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

significant financing are not required). In general, consideration from our contracts with customers is not excluded from the transaction price used to measure revenue.

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

3.    ACQUISITIONS:

On November 1, 2021, we completed the acquisition of 100% of the shares of PCI Private Limited (PCI), a fully integrated design, engineering and manufacturing solutions provider with five manufacturing and design facilities across Asia. The purchase price for PCI was $314.7, net of $11.4 of cash acquired. The purchase price was funded with a combination of cash and borrowings under our credit facility (see note 11). In the first quarter of 2022 (Q1 2022), we finalized the purchase price allocation for the acquisition. In connection therewith, we made the following changes to our preliminary purchase price allocation: increased the carrying value of customer intangible assets by $2.7, increased deferred income taxes liability by $0.5, and decreased goodwill by $2.2. Goodwill from the acquisition arose primarily from specific knowledge and capabilities of the acquired workforce and expected synergies from the combination of our operations. Such goodwill is attributable to our ATS segment and is not tax deductible.

Details of our final purchase price allocation for the PCI acquisition are as follows:

Accounts receivable and other current assets	$68.9
Inventories	83.6
PP&E	22.8
Customer intangible assets	176.1
Other non-current assets	6.9
Goodwill	123.8
Accounts payable and accrued liabilities	(121.3)
Other current liabilities	(8.1)
Deferred income taxes and other long-term liabilities	(38.0)
$314.7
We engaged third-party consultants to provide valuations of certain inventory, PP&E and intangible assets in connection with our acquisition of PCI. The fair value of the acquired tangible assets was measured by applying the market (sales comparison, brokers' quotes), cost or replacement cost, or income (discounted cash flow) approach, as deemed appropriate. The valuation of the intangible assets by the third-party consultants was primarily based on the income approach using a discounted cash flow model and forecasts based on management's subjective estimates and assumptions. Various Level 2 and 3 data inputs of the fair value measurement hierarchy (defined in note 20) were used in the valuation of the foregoing assets. Annual amortization of intangible assets increased by approximately $18 as a result of the PCI acquisition.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

We recorded $0.4 of Acquisition Costs (defined in note 15) in 2022, all related to our PCI acquisition. We recorded Acquisition Costs of $7.3 during 2021, including $4.8 related to our PCI acquisition, offset in part by a $1.2 release of certain indirect tax liabilities previously recorded in connection with our acquisition of Impakt Holdings, LLC (Impakt) in November 2018. We recorded $0.2 of Acquisition Costs in 2020 related to potential acquisitions. See note 15(d).

4.    ACCOUNTS RECEIVABLE:

A/R sales program and supplier financing programs (SFPs):

We are party to an A/R sales program agreement with a third-party bank to sell up to $405.0 (as amended in September 2022 to increase the previous limit of $300.0) in A/R on an uncommitted, revolving basis, subject to pre-determined limits by customer. This agreement provides for automatic annual one-year extensions (and was so extended in March 2022 and 2023). This agreement may be terminated at any time by the bank or by us upon 3 months’ prior notice, or by the bank upon specified defaults. We are required to comply with covenants, including those relating to the fulfillment of payment obligations and restrictions on the sale, assignment or creation of liens, with respect to A/R sold under this agreement. At December 31, 2022 and December 31, 2021, we were in compliance with these covenants. Under our A/R sales program, we continue to collect cash from our customers and remit amounts collected to the bank weekly.

As of December 31, 2022, we participate in three customer SFPs, one with a CCS segment customer and two with ATS segment customers (including a PCI customer commencing in November 2021). Pursuant to the SFPs, we sell A/R from the relevant customer to third-party banks on an uncommitted basis. The SFPs have indefinite terms and may be terminated at any time by the customer or by us upon specified prior notice. We utilize the SFPs to substantially offset the effect of extended payment terms required by these customers on our working capital for the period. Under our SFPs, the third-party banks collect the relevant receivables directly from the customers.

At December 31, 2022, we sold $245.6 of A/R (December 31, 2021 — $45.8) under our A/R sales program and $105.6 of A/R (December 31, 2021 — $98.0) under our SFPs.

    The A/R sold under each of these programs are de-recognized from our A/R balance, and the proceeds are reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the A/R to the banks. A/R are sold net of discount charges, which are recorded as finance costs in our consolidated statement of operations.
Contract assets:
At December 31, 2022, our A/R balance included $292.9 (December 31, 2021 — $253.5) of contract assets recognized as revenue in accordance with our revenue recognition accounting policy.

5.    INVENTORIES:

Inventories are comprised of the following:

	December 31
	2021	2022
Raw materials	$1,585.8	$2,130.6
Work in progress	71.2	84.1
Finished goods	40.0	135.6
	$1,697.0	$2,350.3

We record inventory provisions, net of valuation recoveries, in cost of sales. Inventory provisions reflect write-downs in the value of our inventory to net realizable value, and valuation recoveries primarily reflect realized gains on the disposition of previously written-down inventory. During 2022, we recorded net inventory write-downs of $30.5, approximately two-thirds of which related to our ATS segment. During 2021, we recorded net inventory write-downs of $4.9, consisting of $7.2 in inventory write-downs pertaining to our ATS segment, offset in part by $2.3 of valuation recoveries in our CCS segment. During 2020, we recorded net inventory write-downs of $17.0, split approximately evenly between our

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

CCS and ATS segments. The accounting treatment of inventories destroyed in a fire event in June 2022 is described in notes 15 and 26. We regularly review the estimates and assumptions we use to value our inventory through analysis of historical performance, current conditions and future expectations.
    We receive cash deposits from certain of our customers primarily to help mitigate the impact of higher inventory levels carried due to the current constrained materials environment, and to reduce risks related to excess and/or obsolete inventory. Such deposits as of December 31, 2022 totaled $825.6 (December 31, 2021 — $434.0), and were recorded in accrued and other current liabilities on our consolidated balance sheet.

6.    PROPERTY, PLANT AND EQUIPMENT:
    PP&E are comprised of the following:

	2021
	Cost	Accumulated Depreciation and Impairment	Net Book Value
Land	$35.2	$12.0	$23.2
Buildings including improvements	383.5	228.0	155.5
Machinery and equipment	739.7	579.7	160.0
	$1,158.4	$819.7	$338.7

	2022
	Cost	Accumulated Depreciation and Impairment	Net Book Value
Land	$34.2	$12.0	$22.2
Buildings including improvements	374.6	235.5	139.1
Machinery and equipment	808.2	598.0	210.2
	$1,217.0	$845.5	$371.5
The following table details the changes to the net book value of PP&E for the years indicated:

	Note	Land	Buildings including Improvements	Machinery and Equipment	Total
Balance — January 1, 2021		$24.2	$150.4	$157.9	$332.5
Additions		—	11.0	47.2	58.2
Acquisitions through business combinations	3	—	17.8	5.0	22.8
Depreciation		—	(22.0)	(46.8)	(68.8)
Write-down of assets and other disposals(i)		—	(0.8)	(3.1)	(3.9)
Foreign exchange and other		(1.0)	(0.9)	(0.2)	(2.1)
Balance — December 31, 2021		23.2	155.5	160.0	338.7
Additions		—	16.5	99.7	116.2
Depreciation		—	(22.1)	(47.1)	(69.2)
Write-down of assets and other disposals (i)(ii)		—	(10.1)	(2.0)	(12.1)
Foreign exchange and other		(1.0)	(0.7)	(0.4)	(2.1)
Balance — December 31, 2022		$22.2	$139.1	$210.2	$371.5
(i)    Includes write-downs of equipment related to disengaged programs in 2021 and 2022 (recorded in each case as restructuring charges), as described in note 15(a).
(ii)    Includes the disposal of a building located in Asia ($8.1, attributable to our CCS segment).

We review the carrying amount of PP&E for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount of such assets (or the related CGU or CGUs) may not be recoverable. If any such indication exists, we test the carrying amount of such assets or CGUs for impairment. We did not identify any triggering

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

event during the course of 2020 through 2022 indicating that the carrying amount of such assets or related CGUs may not be recoverable. The accounting treatment of a building and equipment destroyed in a fire event in June 2022 is described in notes 15 and 26.

7.    RIGHT-OF-USE ASSETS:
    The following table details the changes to the net book value of ROU assets during the periods shown:

	Land	Buildings	Other	Total
Balance — January 1, 2021	$7.1	$91.7	$2.2	$101.0
Additions (i)	0.1	42.1	0.4	42.6
Additions through business combination (note 3)	4.3	0.8	—	5.1
Depreciation	(0.5)	(31.0)	(0.5)	(32.0)
Write-down of assets and lease terminations(ii)	—	(0.3)	—	(0.3)
Foreign exchange and other	(0.3)	(2.3)	—	(2.6)
Balance — December 31, 2021	10.7	101.0	2.1	113.8
Additions (i)	—	63.0	0.4	63.4
Depreciation	(0.6)	(34.3)	(0.5)	(35.4)
Write-down of assets and lease terminations(ii)	—	(0.7)	—	(0.7)
Foreign exchange and other	—	(2.2)	(0.1)	(2.3)
Balance — December 31, 2022	$10.1	$126.8	$1.9	$138.8
(i)    Represents new leases and lease renewals as result of extension of lease terms. Additions for 2021 were reduced by $0.4 in tenant improvement allowances that we received in connection with a building lease for one of our Atrenne sites.
(ii)    Represents the write-down (in each case as restructuring charges) of certain ROU assets in connection with restructuring actions. See note 15(a).

    We review the carrying amount of ROU assets for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount of such assets (or the related CGU or CGUs) may not be recoverable. If any such indication exists, we test the carrying amount of such assets or CGUs for impairment. We did not identify any triggering event during the course of 2020, 2021 or 2022 indicating that the carrying amount of our ROU assets or related CGUs may not be recoverable. However, we recorded non-cash restructuring charges in such years to write-down certain ROU assets related to vacated properties, resulting in part (in 2020) from certain sublet recoveries that were lower than the carrying value of the related leases (Sublet Losses), in connection with our restructuring activities, as described in footnote (ii) above and in note 15(a).

8.    GOODWILL AND INTANGIBLE ASSETS:

Goodwill and intangible assets are comprised of the following:

	2021
	Cost	Accumulated Amortization and Impairment	Net Book Value
Goodwill	$379.6	$55.4	$324.2

Intellectual property	$111.3	$111.3	$—
Other intangible assets	676.6	305.1	371.5
Computer software assets	298.8	288.3	10.5
	$1,086.7	$704.7	$382.0

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

	2022
	Cost	Accumulated Amortization and Impairment	Net Book Value
Goodwill	$377.2	$55.4	$321.8

Intellectual property	$111.3	$111.3	$—
Other intangible assets	679.3	342.1	337.2
Computer software assets	300.7	291.4	9.3
	$1,091.3	$744.8	$346.5
The following table details the changes to the net book value of goodwill and intangible assets for the years indicated:

	Note	Goodwill	Other Intangible Assets	Computer Software Assets	Total
Balance — January 1, 2021		$198.6	$220.6	$8.8	$428.0
Additions		—	—	5.0	5.0
Acquisitions through business combinations	3	126.0	173.4	—	299.4
Amortization		—	(22.5)	(3.0)	(25.5)
Foreign exchange and other		(0.4)	—	(0.3)	(0.7)
Balance — December 31, 2021		324.2	371.5	10.5	706.2
Additions		—	—	1.9	1.9
Adjustment to acquisitions through business combination (i)	3	(2.2)	2.7	—	0.5
Amortization		—	(37.0)	(3.1)	(40.1)
Foreign exchange and other		(0.2)	—	—	(0.2)
Balance — December 31, 2022		$321.8	$337.2	$9.3	$668.3
(i)    In Q1 2022, we finalized the PCI purchase price allocation. In connection therewith, we adjusted our preliminary purchase price allocation by, among other things, increasing the carrying value of customer intangible assets by $2.7, and decreasing goodwill by $2.2. See note 3.
We review the carrying amounts of goodwill and intangible assets for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount of such assets (or the related CGU or CGUs) may not be recoverable. If any such indication exists, we test the carrying amount of such assets or CGUs for impairment. No triggering events occurred during 2020, 2021 or 2022. However, see note 15(a) below for a description of write-downs of specified equipment and ROU and other assets during such three-year period in connection with our restructuring activities. In addition to an assessment of triggering events during the year, we conduct an Annual Impairment Assessment of CGUs with goodwill in the fourth quarter of each year. We recorded no impairment charges against goodwill or intangible assets as a result of our 2020, 2021 or 2022 Annual Impairment Assessments.
For our Annual Impairment Assessments, we use cash flow projections based primarily on our plan for the following year, our three-year strategic plan, and other financial projections. Our plans, which are primarily based on financial projections submitted by our subsidiaries along with input from our customer teams, are reviewed by various levels of management as part of our annual planning cycle. Our three-year strategic plan and other financial projections were presented to our Board of Directors in July 2022. Our plan for 2023 was approved by management and presented to our Board of Directors in December 2022.

    Determining the recoverable amount of a CGU is subjective and requires management to exercise significant judgment in estimating, among other things, future revenue, profitability, and discount and terminal growth rates. The assumptions used in our 2022 Annual Impairment Assessment were determined based on past experiences adjusted for expected changes in future conditions. Where applicable, we also engaged independent brokers to obtain market prices to

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

estimate our real property and other asset values. For our 2022 Annual Impairment Assessment, we used cash flow projections over a 5-year period, and applied a perpetuity growth rate of 2% thereafter (consistent with long-term inflation guidance).
    Our goodwill balance at December 31, 2022 was $321.8 (December 31, 2021 — $324.2; December 31, 2020 — $198.6). At December 31, 2022, our Capital Equipment CGU consisted of $112.2 of goodwill attributable to our November 2018 acquisition of Impakt and $19.5 attributable to prior acquisitions; our A&D CGU consisted of goodwill of $3.7 attributable to our November 2016 acquisition of Lorenz, Inc. and Suntek Manufacturing Technologies, SA de CV (Karel Manufacturing), and $62.6 attributable to our April 2018 acquisition of Atrenne Integrated Solutions, Inc. (commencing in 2022, our Atrenne CGU merged into our A&D CGU); and our PCI CGU consisted of goodwill of $123.8 attributable to our November 2021 acquisition of PCI.
During 2022, we merged our Atrenne CGU into our A&D CGU due to a change in the pattern of cash inflows resulting from the following factors: (i) a reallocation of manufacturing equipment and implementation of program transfers among these businesses to better address customer requirements; (ii) the integration of certain business processes; and (iii) the consolidation of their management reporting structures. Given the common customers and site usage of these businesses, we have centralized relevant resource allocation between them into a combined A&D CGU, such that core manufacturing assets are shared to generate revenues on an integrated basis and fulfill orders for common customers. As a result, the individual manufacturing sites no longer generate independent cash inflows.
    We used the following assumptions for purposes of our Annual Impairment Assessments of goodwill for the periods shown:

Assumption	Capital Equipment CGU	A&D CGU(iii)	Atrenne CGU(iii)	PCI CGU
Annual revenue growth rate	2022 — 9% over 5 year period; 2021 — 10% over 5 year period; 2020 — 13% over 5 year period	2022 — 12% over 5 year period; 2021 — 11% over 5 year period; 2020 — 8% over 5 year period	2022 — N/A(iii); 2021 — 19% over 5 year period; 2020 — 9% over 5 year period	2022 — 11% over 5 year period; 2021 — 9% over 5 year period; 2020 — N/A
Average annual CGU margins over the 5-year period	2022 — above total company margin(i); 2021 — above total company margin(i); 2020 — above total company margin(i)	2022 — slightly above total company margin(i); 2021 — slightly above total company margin(i); 2020 — slightly above total company margin(i)	2022 — N/A (iii); 2021 — above total company margin(i); 2020 — above total company margin(i)	2022 — above total company margin(i); 2021 — above total company margin(i); 2020 — N/A
Discount rate (ii)	2022 — 14%; 2021 — 11%; 2020 — 12%	2022 — 12%; 2021 — 11%; 2020 — 11%	2022 — N/A (iii); 2021 — 10%; 2020 — 10%	2022 — 15%; 2021 — 15%; 2020 — N/A
(i) Total company margin is defined as total segment income as a percentage of total revenue. See note 25.
(ii) For 2022, the pre-tax discount rate by CGU is as follows: Capital Equipment CGU 18%; A&D CGU 15%; and PCI CGU 18%.
(iii)    Commencing in 2022, our Atrenne CGU merged into our A&D CGU, and is no longer a separate CGU. As a result, our 2022 Annual Impairment Assessment for our A&D CGU includes our Atrenne business.

Future growth in revenue and margins for these CGUs is supported by new business awarded recently, customer forecasts, assumptions for additional future program wins based on our current revenue pipeline, margin improvements based on restructuring actions implemented and external industry outlooks. Assumptions for our 2022 Annual Impairment Assessment for all of our CGUs reflect market interest rate increases in 2022. In addition, assumptions for our 2022 Annual Impairment Assessment for: (i) our Capital Equipment CGU include an expected market demand decrease in the near term and risks related to increased global trade regulations, but strong business growth over the long term; (ii) our A&D CGU reflect industry expectations for a recovery of demand as we continue to recover from the negative impact of COVID-19; and (iii) our PCI CGU include expected synergies as we continue to integrate PCI into our other businesses.

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
9.    OTHER NON-CURRENT ASSETS:

		December 31
	Note	2021	2022
Net pension assets	18	$5.1	$7.1
Land rights		8.9	7.3
Deferred investment costs		2.4	1.7
Deferred financing costs		2.3	1.5
Interest rate swap derivative	20	0.5	18.7
Other		6.0	17.2
		$25.2	$53.5

10.    PROVISIONS:
Our provisions include restructuring, warranty, legal and other provisions (described in note 2(k)). We include details of our restructuring provision in note 15(a). The following chart details the changes in our provisions for the year indicated:

	Restructuring	Warranty	Legal (i)	Other(ii)	Total
Balance — December 31, 2021	$6.1	$29.0	$0.8	$9.2	$45.1
Provisions	8.4	11.8	—	0.2	20.4
Reversal of prior year provisions(iii)	—	(4.2)	—	—	(4.2)
Payments/usage	(8.9)	(4.5)	—	(0.4)	(13.8)
Accretion, foreign exchange and other	0.2	(0.3)	—	(0.4)	(0.5)
Balance — December 31, 2022	$5.8	$31.8	$0.8	$8.6	$47.0
Current	$5.8	$11.3	$0.8	$—	$17.9
Non-current(iv)	—	20.5	—	8.6	29.1
December 31, 2022	$5.8	$31.8	$0.8	$8.6	$47.0
(i)    Legal represents our aggregate provisions recorded for various legal actions based on our estimates of the likely outcomes.
(ii)    Other represents our asset retirement obligations relating to properties that we currently lease.
(iii)    During 2022, we reversed prior year warranty provisions primarily as a result of expired warranties and changes in estimated costs based on historical experience.
(iv)    Non-current balances are included in provisions and other non-current liabilities on our consolidated balance sheet.
    At the end of each reporting period, we evaluate the appropriateness of our provisions, and make adjustments as required to reflect actual experience or changes in our estimates.

11.    CREDIT FACILITIES AND LEASE OBLIGATIONS:

    We are party to a credit agreement (Credit Facility) with Bank of America, N.A., as Administrative Agent, and the other lenders party thereto, which as of a December 6, 2021 amendment thereto, includes a term loan in the original principal amount of $350.0 (Initial Term Loan), a term loan in the original principal amount of $365.0 (Incremental Term Loan), and a $600.0 revolving credit facility (Revolver). Prior to such amendment, the Credit Facility included the Initial Term Loan, a term loan in the original principal amount of $250.0 (Terminated Term Loan), the outstanding borrowings under which were fully repaid on December 6, 2021 with a portion of the proceeds of the Incremental Term Loan, and commitments of $450.0 under the Revolver. The Initial Term Loan and the Incremental Term Loan are collectively referred to as the Term Loans.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

The Initial Term Loan was unchanged by the December 2021 amendment to the Credit Facility, and continues to mature in June 2025. The Incremental Term Loan and the Revolver each mature on March 28, 2025, unless either (i) the Initial Term Loan has been prepaid or refinanced or (ii) commitments under the Revolver are available and have been reserved to repay the Initial Term Loan in full, in which case such obligations mature on December 6, 2026.

The Incremental Term Loan requires quarterly principal repayments of $4.5625, and each of the Term Loans requires a lump sum repayment of the remainder outstanding at maturity. The Initial Term Loan required quarterly principal repayments of $0.875, all of which were paid by the end of the first half of 2020. We are also required to make annual prepayments of outstanding obligations under the Credit Facility (applied first to the Term Loans, then to the Revolver, in the manner set forth in the Credit Facility) ranging from 0% — 50% (based on a defined leverage ratio) of specified excess cash flow (ECF) for the prior fiscal year. A mandatory prepayment of $107.0 (ECF Amount) was required and paid during the first half of 2020 based on this provision. No prepayments based on ECF were required in 2021 or 2022, or will be required in 2023. In addition, prepayments of outstanding obligations under the Credit Facility (applied as described above) may also be required in the amount of specified net cash proceeds received above a specified annual threshold (including proceeds from the disposal of certain assets). No Credit Facility prepayments based on net cash proceeds were required in 2020, 2021 or 2022, or will be required in 2023. Any outstanding amounts under the Revolver are due at maturity. Except under specified circumstances, and subject to the payment of breakage costs (if any), we are generally permitted to make voluntary prepayments of outstanding amounts under the Revolver and the Term Loans without any other premium or penalty. Repaid amounts on the Term Loans may not be re-borrowed.
At December 31, 2022, the aggregate remaining mandatory principal repayments under the Credit Facility are as follows (assuming no further mandatory principal repayments are required based on ECF or net cash proceeds):

	Total	2023	2024	2025	2026
Initial Term Loan	$280.4	$—	$—	$280.4	$—
Incremental Term Loan (i)	$346.8	$18.25	$18.25	$18.25	$292.0
(i) This assumes that the conditions required for a December 2026 maturity date are satisfied. If such conditions are not satisfied, the Incremental Term Loan matures (and all amounts outstanding thereunder are payable) on March 28, 2025.
    The Credit Facility has an accordion feature that allows us to increase the Term Loans and/or commitments under the Revolver by $150.0, plus an unlimited amount to the extent that a specified leverage ratio on a pro forma basis does not exceed specified limits, in each case on an uncommitted basis and subject to the satisfaction of certain terms and conditions. The Revolver also includes a $50.0 sub-limit for swing line loans, providing for short-term borrowings up to a maximum of ten business days, as well as a $150.0 sub-limit for letters of credit, in each case subject to the overall Revolver credit limit. The Revolver permits us and certain designated subsidiaries to borrow funds (subject to specified conditions) for general corporate purposes, including for capital expenditures, certain acquisitions, and working capital needs.
Borrowings under the Revolver bear interest, depending on the currency of the borrowing and our election for such currency, at LIBOR, Base Rate, Canadian Prime, an Alternative Currency Daily Rate, or an Alternative Currency Term Rate (each as defined in the Credit Facility) plus a specified margin. The margin for borrowings under the Revolver and the Incremental Term Loan ranges from 1.50% to 2.25% for LIBOR borrowings and Alternative Currency borrowings, and from 0.50% to 1.25% for Base Rate and Canadian Prime borrowings, in each case depending on the rate we select and our consolidated leverage ratio (as defined in the Credit Facility). Commitment fees range from 0.30% to 0.45% depending on our consolidated leverage ratio. The Initial Term Loan currently bears interest at LIBOR plus 2.125%. The Incremental Term Loan currently bears interest at LIBOR plus 2.0%. See note 20 for a description of the LIBOR successor provisions under the Credit Facility. Prior to the December 2021 amendment of the Credit Facility, the margin for borrowings under the Revolver ranged from 0.75% to 2.5%, commitment fees ranged from 0.35% to 0.50%, in each case depending on the rate we selected and our consolidated leverage ratio, the Initial Term Loan bore interest at LIBOR plus 2.125%, and the Terminated Term Loan bore interest at LIBOR plus 2.5%. We have entered into interest rate swap agreements to hedge against our exposures to the interest rate variability on a portion of our Term Loans. See note 20 for further detail.

    We are required to comply with certain restrictive covenants under the Credit Facility, including those relating to the incurrence of certain indebtedness, the existence of certain liens, the sale of certain assets, specified investments and payments, sale and leaseback transactions, and certain financial covenants relating to a defined interest coverage ratio and leverage ratio that are tested on a quarterly basis. Our Credit Facility also prohibits share repurchases for cancellation if our

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

leverage ratio (as defined in such facility) exceeds a specified amount (Repurchase Restriction). At December 31, 2022 and December 31, 2021, we were in compliance with all restrictive and financial covenants under the Credit Facility, and the Repurchase Restriction was not in effect.

    The obligations under the Credit Facility are guaranteed by us and certain specified subsidiaries. Subject to specified exemptions and limitations, all assets of the guarantors are pledged as security for the obligations under the Credit Facility. The Credit Facility contains customary events of default. If an event of default occurs and is continuing (and is not waived), the Administrative Agent may declare all amounts outstanding under the Credit Facility to be immediately due and payable, and may cancel the lenders’ commitments to make further advances thereunder. In the event of a payment or other specified defaults, outstanding obligations accrue interest at a specified default rate. No such defaults occurred during 2021 or 2022.
In 2022, we made scheduled principal repayments of $4.5625 each quarter under the Incremental Term Loan. In the fourth quarter of 2022 (Q4 2022), we also made a voluntary prepayment of $15.0 under the Initial Term Loan.
During first quarter of 2021, we repaid an aggregate of $30.0 under the Terminated Term Loan. On October 27, 2021, we borrowed $220.0 under the Revolver to fund a portion of the PCI acquisition price in November 2021. On December 6, 2021, upon receipt of the net proceeds from the $365.0 Incremental Term Loan, we repaid all remaining amounts outstanding under the Terminated Term Loan ($145.0) and $215.0 of the $220.0 borrowed under the Revolver. On December 29, 2021, we repaid the remaining $5.0 outstanding under the Revolver.

During the first quarter of 2020, we made the scheduled quarterly principal repayment of $0.875 under the Initial Term Loan, and also prepaid an aggregate of $60.0 under the Terminated Term Loan. On April 27, 2020, we prepaid $47.0 under the Initial Term Loan. These two prepayments were first applied to all remaining scheduled quarterly principal repayments of the Initial Term Loan and Terminated Term Loan prior to maturity, as applicable, and thereafter to remaining applicable principal amounts outstanding thereunder. These prepayments also represented payment in full of the ECF Amount. In June 2020, we prepaid an additional $1.5 under the Initial Term Loan and $12.5 under the Terminated Term Loan.

In addition, we also made intra-quarter borrowings under the Revolver during certain quarters of 2020, 2021 and 2022, in each case drawn and repaid during the quarter of the borrowing, with no impact to the amounts outstanding at either the relevant quarter-end or year-end.

Activity under our Credit Facility for the periods indicated is set forth below:

	Revolver (i)	Term loans
Outstanding balances as of December 31, 2019	$—	$592.3
Amount repaid in Q1 2020	—	$(60.9)
Amount repaid in Q2 2020	—	$(61.0)
Outstanding balances as of December 31, 2020	$—	$470.4
Amount repaid in Q1 2021	—	(30.0)
Amount borrowed in Q4 2021	220.0	365.0
Amount repaid in Q4 2021	(220.0)	(145.0)
Outstanding balances as of December 31, 2021	$—	$660.4
Amount repaid in Q1 2022	—	(4.5625)
Amount repaid in Q2 2022	—	(4.5625)
Amount repaid in Q3 2022	—	(4.5625)
Amount repaid in Q4 2022	—	(19.5625)
Outstanding balances as of December 31, 2022	$—	$627.2

(i)    In addition to borrowings for the acquisition of PCI, we drew on the Revolver for short term borrowings during certain quarters of 2020, 2021 and 2022, and repaid such borrowings in full within the quarter borrowed. Such intra-quarter borrowings and repayments, other than those related to the acquisition of PCI, are offset against each other, and are excluded from this table.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

The following table sets forth, at the dates shown: outstanding borrowings under the Credit Facility, excluding ordinary course letters of credit (L/Cs); notional amounts under our interest rate swap agreements, outstanding lease obligations; and information regarding outstanding L/Cs, surety bonds and overdraft facilities:

	Outstanding borrowings		Notional amounts under interest rate swaps (note 20)
	December 31 2021	December 31 2022	December 31 2021	December 31 2022
Borrowings under the Revolver (i)	$—	$—	$—	$—
Borrowings under the Term Loans (i)
Initial Term Loan	$295.4	$280.4	$100.0	$100.0
Incremental Term Loan	365.0	346.8	100.0	230.0
Total	$660.4	$627.2	$200.0	$330.0

Total borrowings under Credit Facility	$660.4	$627.2
Unamortized debt issuance costs related to Term Loans (i)	(4.6)	(3.5)
Lease obligations (ii)	138.6	162.4
	$794.4	$786.1
Total Credit Facility and lease obligations:
Current portion	$51.5	$52.2
Long-term portion	742.9	733.9
	$794.4	$786.1
L/Cs, surety bonds and overdraft facilities:
Outstanding L/Cs under the Revolver	$21.0	18.0
Outstanding L/Cs and surety bonds outside the Revolver	27.1	23.8
Total	$48.1	$41.8
Available uncommitted bank overdraft facilities	$198.5	$198.5
Amounts outstanding under available uncommitted bank overdraft facilities	$—	$—

(i)    We incur debt issuance costs upon execution of, subsequent security arrangements under, and amendments to, the Credit Facility. Debt issuance costs incurred in 2022 totaling $0.3 ($2.2 in 2021; $0.3 in 2020) in connection with the Revolver were deferred as other assets on our consolidated balance sheets and are amortized on a straight line basis over the term (or remaining term, as applicable) of the Revolver. Debt issuance costs incurred in 2022 totaling $0.3 ($1.8 in 2021; nil in 2020) in connection with our Term Loans were deferred as long-term debt on our consolidated balance sheets and are amortized over their respective terms using the effective interest rate method. In December 2021, we accelerated the amortization of $2.6 of unamortized deferred financing costs related to the termination of the Terminated Term Loan, which we recorded in other charges (see note 15).
(ii)     These lease obligations represent the present value of unpaid lease payment obligations which have been discounted using our incremental borrowing rate on the lease commencement dates. In addition to these lease obligations, we have commitments under additional real property leases not recognized as liabilities as of December 31, 2022, because certain leases had not yet commenced as of such date. A description of these leases and minimum lease payments thereunder are disclosed in note 24. As of December 31, 2022, the current portion of our lease obligations was $35.1 (2021 — $34.5) and the long-term portion was $127.3 (2021 — $104.1).

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

At December 31, 2022, the contractual undiscounted cash flows for lease obligations recognized as of such date were as follows:

Years ending December 31	Total
2023	$42.7
2024	$30.9
2025	$25.5
2026	$21.2
2027	$15.9
Thereafter	$56.9
$193.1
Other lease-related expenses that were recognized in the consolidated statement of operations are as follows:

Year ended December 31	2020	2021	2022
Interest expense on lease obligations	$6.1	$6.6	$8.1
Variable lease payments not included in the measurement of lease obligations	$0.8	$0.9	$1.2
Expenses relating to short-term leases or low-value leases	$3.7	$1.5	$1.8
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
(a) Capital transactions:

Number of shares (in millions)	SVS	MVS
Issued and outstanding at December 31, 2019	110.2	18.6
Issued from treasury(i)	0.3	—
Cancelled under normal course issuer bid (NCIB)	(0.0062)	—
Issued and outstanding at December 31, 2020	110.5	18.6
Issued from treasury(i)	0.03	—
Cancelled under NCIB	(4.37)	—
Issued and outstanding at December 31, 2021	106.1	18.6
Issued from treasury(i)	0.07	—
Cancelled under NCIB	(3.14)	—
Issued and outstanding at December 31, 2022	103.0	18.6
(i)     In 2022, 0.02 million SVS (2021 — 0.02 million; 2020 — nil) were issued from treasury upon the exercise of stock options for aggregate cash proceeds of $0.2 (2021 — $0.2; 2020 - nil). In 2022, we issued 0.05 million (2021 — 0.01 million; 2020 — 0.3 million) SVS from treasury with an ascribed value of $0.4 (2021 — $0.1; 2020 — $2.2) upon the vesting of certain RSUs and PSUs. We settled other RSUs and PSUs with SVS purchased in the open market (described below).

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

We have repurchased SVS in the open market, or as otherwise permitted, for cancellation through NCIBs, which allow us to repurchase a limited number of SVS during a specified period. The maximum number of SVS we are permitted to repurchase for cancellation under each NCIB is reduced by the number of SVS we arrange to be purchased by any non-independent broker in the open market during the term of such NCIB to satisfy delivery obligations under our SBC plans. We from time-to-time enter into automatic share purchase plans (ASPPs) with a broker, instructing the broker to purchase our SVS in the open market on our behalf, either for cancellation under an NCIB (NCIB ASPPs) or for delivery obligations under our SBC plans (SBC ASPPs), including during any applicable trading blackout periods, up to specified maximums (and subject to certain pricing and other conditions) through the term of each ASPP.
On November 19, 2020, the TSX accepted our notice to launch an NCIB (2020 NCIB), which allowed us to repurchase, at our discretion, from November 24, 2020 until the earlier of November 23, 2021 or the completion of purchases thereunder, up to approximately 9.0 million SVS in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. We entered into NCIB ASPPs in each of December 2020, March 2021, and June 2021, all of which have since expired. At December 31, 2020, we recorded an accrual of $15.0 (2020 NCIB Accrual), representing the estimated contractual maximum number of permitted SVS repurchases (Contractual Maximum Quantity) for cancellation under the December 2020 NCIB ASPP (2.0 million SVS), which was reversed in 2021.
    On December 2, 2021, the TSX accepted our notice to launch another NCIB (2021 NCIB), which allowed us to repurchase, at our discretion, from December 6, 2021 until the earlier of December 5, 2022 or the completion of purchases thereunder, up to approximately 9.0 million of our SVS in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. We entered into NCIB ASPPs in each December 2021, June 2022, September 2022, all of which have since expired. At December 31, 2021, we recorded an accrual of $7.5 (2021 NCIB Accrual), representing the estimated Contractual Maximum Quantity (0.7 million SVS) for cancellation under the December 2021 NCIB ASPP, which was reversed in 2022. In each of December 2021 and May 2022, we entered into an SBC ASPP, each of which has since expired. We recorded an accrual as of December 31, 2021 of $33.8 (2021 SBC Accrual), representing the estimated Contractual Maximum Quantity (3.0 million SVS) under the December 2021 SBC ASPP, which was reversed in 2022.
On December 8, 2022, the TSX accepted our notice to launch a new NCIB (2022 NCIB), which allows us to repurchase, at our discretion, from December 13, 2022 until the earlier of December 12, 2023 or the completion of purchases thereunder, up to approximately 8.8 million of our SVS in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. As of December 31, 2022, approximately 8.5 million SVS remain available for repurchase under the 2022 NCIB either for cancellation or SBC delivery purposes. In December 2022, we entered into an NCIB ASPP that expired prior to December 31, 2022 (with no accrual recorded).
Information regarding share repurchase activities, including SVS purchases for cancellation under NCIB ASPPs and for SBC plan delivery obligations under SBC ASPPs, for the years indicated is set forth below:

	Year ended December 31
	2020	2021	2022

Aggregate cost (1) of SVS repurchased for cancellation (2)	$0.1	$35.9	$34.6
Number of SVS repurchased for cancellation (in millions) (3)	0.0062	4.4	3.4
Weighted average price per share for repurchases	$7.45	$8.21	$10.45
Aggregate cost (1) of SVS repurchased for delivery under SBC plans(4)	$19.1	$20.6	$44.9
Number of SVS repurchased for delivery under SBC plans (in millions)(5)	2.9	1.9	3.9
(1)         Includes transaction fees.
(2)     For 2021, excludes the $7.5 2021 NCIB Accrual; for 2020, excludes the $15.0 2020 NCIB Accrual.
(3)    Includes 2.5 million, 2.8 million and nil repurchases of SVS for cancellation under NCIB ASPPs in 2022, 2021 and 2020, respectively.
(4)     For 2021, excludes the $33.8 2021 SBC Accrual.
(5)     Includes 3.9 million, 0.7 million and nil repurchases of SVS for SBC delivery obligations under SBC ASPPs in 2022, 2021 and 2020, respectively.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

	December 31
	2020	2021	2022
Number of SVS held by trustee for delivery under SBC plans (1)(2) (in millions)	2.4	1.4	1.5
Value of SVS held by trustee for delivery under SBC plans (2)	$15.7	$15.1	$16.7
(1)     For accounting purposes, we classify these shares as treasury stock until they are delivered pursuant to the plans.
(2)     The number and value of SVS held in 2021 exclude the 2021 SBC Accrual.

(b) Employee SBC:
LTIP:
Under the LTIP, we may grant stock options, stock appreciation rights, RSUs and PSUs (Awards) to eligible employees and consultants. Eligible directors may be granted Awards other than stock options. We may, at the time of grant, authorize the grantees to settle these awards either in cash or in SVS. Absent such permitted election, vested grants under the LTIP will be settled in SVS (on a one-for-one basis), either with SVS purchased in the open market or issued from treasury (up to a maximum aggregate of 29.0 million SVS). As of December 31, 2022, 9.9 million SVS remain reserved for issuance from treasury under the LTIP, covering potential issuances of SVS for outstanding awards and for potential future award grants.
Celestica Share Unit Plan (CSUP):
Under the CSUP, we may grant RSUs and PSUs to directors and eligible employees. We have the option to settle vested RSUs and PSUs issued thereunder in SVS (on a one-for-one basis) purchased in the open market, or in cash.
Employee SBC Expense:
Employee SBC expense may fluctuate from period-to-period to account for, among other things, new grants, forfeitures resulting from employee terminations or resignations, and the recognition of accelerated SBC expense for employees eligible for retirement. The portion of employee SBC expense that relates to performance-based compensation is subject to adjustment in any period to reflect changes in the estimated level of achievement of pre-determined performance goals and financial targets. Based on reviews of the status of the non-market performance vesting condition and modifier, we recorded an $8.4 expense reversal in 2020 and a $12.3 expense in 2022 to reflect changes in the estimated number of PSUs expected to vest at the end of January 2021 and at the beginning of February 2023, respectively. No significant adjustments were recorded in 2021 with respect to PSUs expected to vest at the beginning of February 2022.
On December 15, 2022, we entered into the TRS Agreement to manage our cash flow requirements and exposure to fluctuations in the share price of our SVS in connection with the settlement of certain outstanding equity awards under our SBC plans. See notes 2(p) and 20 for further detail.
Information regarding employee SBC expense for the years indicated is set forth below:

	Year ended December 31
	2020	2021	2022
Employee SBC expense in cost of sales	$11.1	$13.0	$20.3
Employee SBC expense in SG&A	14.7	20.4	30.7
	25.8	33.4	51.0
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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

(i) Stock options:
We are permitted to grant stock options under our LTIP. Stock options are granted at prices equal to the closing market price on the day prior to the grant date and are exercisable during a period not to exceed 10 years from the grant date. Stock option grants and exercises were as follows for the years indicated:

	Number of Options	Weighted Average Exercise Price*
	(in millions)
Outstanding at January 1, 2020	0.3	$12.50
Exercised	—	$—
Outstanding at December 31, 2020	0.3	$12.78
Granted	0.09	$10.58
Exercised	(0.02)	$6.54
Outstanding at December 31, 2021	0.4	$12.70
Exercised	(0.02)	$6.36
Outstanding at December 31, 2022	0.4	$12.38
    The following stock options* were outstanding as at December 31, 2022:

Range of Exercise Prices	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Life of Outstanding Options	Exercisable Options	Weighted Average Exercise Price
	(in millions)		(years)	(in millions)
$10.58 to $12.93	0.4	12.38	4.1	0.3	$12.76
*     The exercise prices were determined by converting the grant date fair value into U.S. dollars at the year-end exchange rate.
We amortize the estimated grant date fair value of stock options to expense over the vesting period (generally 4 years). The grant date fair value of stock options granted in 2021 was determined using the Black-Scholes option pricing model and the following assumptions: risk-free interest rate (based on U.S. government bond yields) of 1.09%, expected volatility of the market price of our shares (based on historical volatility of our share price) of 43%, and the expected option life of 7 years (based on historical option holder behavior). No stock options were granted in 2020 or 2022.
(ii) RSUs and PSUs:
We grant RSUs and PSUs to employees pursuant to our LTIP and CSUP. Each vested unit generally entitles the holder to receive one SVS. Under the CSUP, we have the option to satisfy the delivery of shares upon vesting of the awards by purchasing SVS in the open market or by settling such awards in cash. Under the LTIP, we may (at the time of grant) authorize the grantees to settle awards in either cash or SVS (absent such permitted election, grants will be settled in SVS purchased in the open market or issued from treasury, subject to certain limits). Unless a grantee has been authorized, and elects, to settle these awards in cash, Celestica intends to settle all outstanding RSUs and PSUs with SVS. As a result, we account for these share unit awards as equity-settled awards. We amortize the grant date fair value of RSUs and PSUs to expense over the vesting period.

    The grant date fair value of RSUs is based on the market value of our SVS at the time of grant.
    With respect to PSUs, employees are granted a target number of PSUs (set forth for the years indicated in the table below). The number of PSUs that will actually vest will vary from 0% to 200% of the target amount granted based on the level of achievement of the relevant performance conditions. PSUs (representing in each case 100% of target) are primarily granted in the first quarter of each year. PSUs granted in 2020, 2021 and 2022 vested or will vest based on the level of achievement of a pre-determined non-market performance measurement in the final year of the three-year performance period, subject to modification by each of a separate pre-determined non-market financial target and our relative TSR performance over the three-year vesting period. See note 2(l). The grant date fair value of the TSR modifier is based on a Monte Carlo simulation model and a premium of 116% for 2022 (2021 — 109%; 2020 — 112%). The grant date fair value of the non-TSR-based performance measurement and modifier is based on the market value of our SVS at the time of grant and

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

is subject to adjustment to reflect changes in the estimated level of achievement related to the applicable performance condition. Vested awards were settled with SVS purchased in the open market by a broker, or issued from treasury.
The assumptions used in the measurement of the grant date fair values of PSUs were as follows:

	Year ended December 31
	2020	2021	2022
Expected volatility	30%	49%	52%
Expected life	3 years	3 years	3 years
Risk-free interest rate (based on 3-year Treasury bonds)	1.4%	0.2%	1.4%
    Information regarding aggregate RSU, PSU and stock option grants to employees, as applicable, for the years indicated is set forth below:

	Year ended December 31
	2020	2021	2022
RSUs Granted:
Number of awards (in millions)	2.4	3.0	2.0
Weighted average grant date fair value per unit	$8.60	$8.36	$12.17
PSUs Granted:
Number of awards (in millions, representing 100% of target)	1.7	2.9	1.3
Weighted average grant date fair value per unit	$9.88	$9.49	$14.27
Stock Options Granted:
Number of awards (in millions)	—	0.09	—
Weighted average grant date fair value per option	$—	$4.22	$—

	December 31
	2020	2021	2022
Number of outstanding RSUs (in millions)	4.5	4.6	3.8
Number of outstanding PSUs (in millions, representing 100% of target granted)	4.6	6.1	5.1
(c) Director SBC:
    We grant DSUs to certain members of our Board of Directors and Onex under our DSC Plan. We also grant RSUs (under specified circumstances) to certain directors as compensation under the DSC Plan. RSUs granted to directors vest ratably over a three-year period and are governed by the terms of our LTIP. Each vested RSU entitles the holder thereof to one SVS; however, if permitted by the Company under the terms of the grant, a director may elect to receive a payment of cash in lieu of SVS. Unvested RSUs vest immediately on the date the director Retires. See note 2(l) for additional detail. As Celestica is permitted to, and intends to, settle DSUs with shares purchased in the open market, we account for these awards as equity-settled awards. On January 29, 2020, William A. Etherington retired from Celestica’s Board of Directors. In accordance with the DSC Plan, the DSUs held by Mr. Etherington will be redeemed on or prior to the 90th day following the date on which he is no longer a director or employee of any corporation that does not deal at arm’s length with the Company. As of December 31, 2022, Mr. Etherington held 0.475 million DSUs as he remained as a director of Onex. Eamon Ryan retired from Celestica's Board of Directors in April 2022. The 0.03 million RSUs then-held by Mr. Ryan were vested and settled upon his retirement. In accordance with the DSC Plan, the 0.26 million DSUs then-held by Mr. Ryan were settled in July 2022.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

    Information regarding director SBC expense for the years indicated is set forth below:

	Year ended December 31
	2020	2021	2022
Director SBC expense in SG&A (1)	$2.0	$2.1	$2.2
DSUs Granted:
Number of awards (in millions)	0.2	0.12	0.12
Weighted average grant date fair value per unit	$5.64	$8.98	$10.18
RSUs Granted:
Number of awards (in millions)	0.022	0.054	0.042
Weighted average grant date fair value per unit	$5.71	$8.92	$10.44
	December 31
	2020	2021	2022
Number of DSUs outstanding (in millions)	2.0	2.2	2.1
Number of RSUs issued to directors outstanding (in millions)	0.03	0.07	0.07
(1)    Expense consists of director compensation to be settled with SVS, or SVS and cash, as elected by each director.
13.    ACCUMULATED OTHER COMPREHENSIVE LOSS, NET OF TAX:

		Year ended December 31
	Note	2020	2021	2022
Opening balance of foreign currency translation account		$(14.6)	$(10.3)	$(18.0)
Foreign currency translation adjustments		4.3	(7.7)	(6.7)
Closing balance		(10.3)	(18.0)	(24.7)

Opening balance of unrealized net gain (loss) on currency forward cash flow hedges		$3.1	$11.6	$(1.9)
Net gain (loss) on currency forward cash flow hedges(i)		9.0	(5.3)	(5.9)
Reclassification of net loss (gain) on currency forward cash flow hedges to operations(ii)		(0.5)	(8.2)	13.1
Closing balance(iii)		11.6	(1.9)	5.3

Opening balance of unrealized net loss on interest rate swap cash flow hedges		$(12.1)	$(16.5)	$(6.9)
Net gain (loss) on interest rate swap cash flow hedges(iv)		(12.8)	2.4	18.1
Reclassification of net loss on interest rate swap cash flow hedges to operations		8.4	7.2	2.5
Closing balance(v)		(16.5)	(6.9)	13.7

Actuarial gains (losses) on pension and non-pension post-employment benefit plans	18	$(9.1)	$9.3	$33.5
Reclassification of actuarial losses (gains) to deficit		9.1	(9.3)	(33.5)
Loss on purchase of pension annuities	18	(0.2)	—	—
Reclassification of loss on purchase of pension annuities to deficit	18	0.2	—	—
Closing balance		—	—	—

Accumulated other comprehensive loss		$(15.2)	$(26.8)	$(5.7)
(i)    Net of an income tax recovery of $1.6 for 2022 (2021 — net of a $0.5 income tax recovery; 2020 — net of a $0.8 income tax expense).
(ii)    Net of a $2.2 release in income tax recovery associated with the reclassification of net hedge (gain) loss to the consolidated statements of operations for 2022 (2021 — net release of $0.6 in income tax expense; 2020 — net of nil income tax expense).
(iii)    Net of an income tax expense of $0.5 as of December 31, 2022 (December 31, 2021 — net of a $0.1 income tax recovery; December 31, 2020 — net of $1.0 in income tax expense).

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

(iv)    Net of an income tax expense of $5.0 for 2022 (2021 and 2020 — net of nil income tax expense).
(v)    Net of an income tax expense of $5.0 as of December 31, 2022 (December 31, 2021 and December 31, 2020 — net of nil income tax expense).

14.    EXPENSES BY NATURE:
We have presented our consolidated statement of operations by function. Items included in our cost of sales and SG&A for the years indicated are set forth below:

	Year ended December 31
	2020	2021	2022
Employee-related costs	$810.7	$819.4	$955.8
SBC expense included in above employee-related costs	25.8	33.4	51.0
Freight and transportation costs	107.9	142.5	186.1
Depreciation expense (i)	99.1	100.8	104.6
Rental expense (i)	4.5	2.4	3.0
(i)    The amortization of ROU assets is included in depreciation expense. See note 7. We expense the costs of low-value and short-term leases in our consolidated statement of operations on a straight-line basis as rental expense. See note 11 for disclosure of these lease expenses.

15.    OTHER CHARGES, NET OF RECOVERIES:

	Year ended December 31
	2020	2021	2022
Restructuring charges, net of recoveries (a)	$25.8	$10.5	$8.4
Transition Costs (Recoveries) (b)	—	1.2	(2.1)
Credit Facility-related charges (c)	—	3.0	—
Acquisition Costs (Recoveries) and Other (d)	(2.3)	(4.4)	0.4
	$23.5	$10.3	$6.7
In addition to the items set forth above, other charges, net of recoveries for 2022 included approximately $95 in aggregate charges representing write-downs to inventories, a building and equipment resulting from the fire event described in note 26, as well as equivalent amounts in recoveries, as we expect to fully recover the written-down amounts pursuant to the terms and conditions of our insurance policies. As a result, such event had no net impact on other charges, net of recoveries during 2022. See note 26 for further detail.
(a)    Restructuring charges, net of recoveries:
    Our restructuring activities in 2022 consisted primarily of actions to adjust our cost base to address reduced levels of demand in certain of our businesses and geographies.
    We recorded restructuring charges of $8.4 in 2022, consisting of cash charges of $7.5, primarily for employee termination costs, and non-cash charges of $0.9, consisting of the write-down of ROU assets in connection with vacated properties and assets related to disengaging programs. Our restructuring provision at December 31, 2022 was $5.8 (December 31, 2021 — $6.1; December 31, 2020 — $4.7), which we recorded in the current portion of provisions on our consolidated balance sheet. See note 10.
We recorded restructuring charges of $10.5 in 2021, consisting of cash charges of $9.8, primarily for employee termination costs, and net non-cash charges of $0.7 (consisting of non-cash restructuring charges of $1.5 and non-cash restructuring recoveries of $0.8). The non-cash charges consisted primarily of the write-down of equipment related to disengaged programs. The non-cash restructuring recoveries primarily reflect gains on the sale of surplus equipment.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

We recorded restructuring charges of $25.8 in 2020, consisting of cash charges of $23.3, primarily for employee termination costs, and non-cash charges of $2.5. The non-cash restructuring charges represented the write-down of ROU assets ($1.1) in connection with vacated properties (resulting in part from Sublet Losses), and the write-down of certain equipment related to disengaged programs, offset in part by $0.3 in gains on the disposition of certain surplus equipment.
See notes 2(k) and 10 for further details regarding our restructuring provisions.
(b)    Transition Costs (Recoveries):
    Transition Costs consist of costs recorded in connection with: (i) the transfer of manufacturing lines from closed sites to other sites within our global network; and (ii) the sale of real properties unrelated to restructuring actions (Property Dispositions). Transition Costs in prior years also included costs in connection with the relocation of our Toronto manufacturing operations and corporate headquarters in connection with the 2019 sale of our former Toronto real property. Transition Costs consist of direct relocation and duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition periods, as well as cease-use and other costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations, transfers and dispositions. Transition Recoveries consist of any gains recorded in connection with Property Dispositions. We recorded $1.5 of Transition Costs in 2022, related primarily to the disposal of assets reclassified as held for sale in Q1 2022. We recorded $3.6 of Transition Recoveries in 2022, reflecting the gain on the subsequent disposal of such assets held for sale. We incurred Transition Costs of $1.2 in 2021 (2020 — de minimis), pertaining to the transfer of manufacturing lines from closed sites to other sites within our global network, and no Transition Recoveries in 2021 or 2020.
(c)    Credit Facility-related charges:
    Credit Facility-related charges for 2021 consist primarily of a $2.6 charge to accelerate the amortization of unamortized deferred financing costs upon termination of the Terminated Term Loan in connection with our December 2021 amendment to the Credit Facility (described in note 11).
(d)    Acquisition Costs (Recoveries) and Other:
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
We recorded Acquisition Costs in 2022 of $0.4, all related to our acquisition of PCI. We recorded net Acquisition Costs in 2021 of $6.1, consisting of $7.3 in costs related to acquisition activities, including the acquisition of PCI, offset in part by a $1.2 release related to certain indirect tax liabilities previously recorded in connection with our acquisition of Impakt in November 2018. We recorded $0.2 of Acquisition Costs in 2020 related to potential acquisitions.
Other consists of legal recoveries of $10.5 in 2021 and $2.5 in 2020, for prior component parts, in connection with the settlement of class action lawsuits in which we were a plaintiff. No such legal recoveries were recorded in 2022.
16.    FINANCE COSTS:
Finance costs consist of interest expense and fees related to our Credit Facility (including debt issuance and related amortization costs), our interest rate swap agreements, the TRS Agreement, our A/R sales program and SFPs, and interest expense on our lease obligations, net of interest income earned. See notes 4 and 11. We paid finance costs of $50.0 in 2022 (2021 — $26.0; 2020 — $29.5), including $0.8 in debt issuance costs paid in 2022 (2021 — $3.6; 2020 — $0.6).
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
    We are party to a services agreement with Onex for the services of Mr. Tawfiq Popatia, an officer of Onex, as a director of Celestica, pursuant to which Onex receives compensation for such services. This agreement automatically renews for successive one-year terms unless either party provides a notice of intent not to renew. Under such agreement, the annual fee payable to Onex is $0.235, payable in DSUs in equal quarterly installments, in arrears. The services agreement terminates automatically and the rights of Onex to receive compensation (other than accrued and unpaid compensation) will terminate (a) 30 days after the first day on which Onex ceases to hold at least one MVS of Celestica or any successor company or (b) the date Mr. Popatia ceases to be a director of Celestica for any reason. The number of DSUs is determined using the closing price of the SVS on the NYSE on the last day of the fiscal quarter in respect of which the installment is to be credited. DSUs granted to Onex prior to January 1, 2007 may be settled with SVS issued from treasury or purchased in the open market, or with cash (at the discretion of the Company). DSUs granted to Onex after January 1, 2007 may only be settled with SVS purchased in the open market, or with cash (at the discretion of the Company).
Compensation of key management personnel:
    Our key management team consists of directors and senior executive officers. The aggregate compensation expenses we recognized under IFRS for our directors and senior executive officers for the periods shown were as follows:

	Year ended December 31
	2020	2021	2022
Short-term employee benefits and costs	$8.7	$7.3	$9.7
Post-employment and other long-term benefits	0.2	0.6	0.5
SBC (including DSUs and RSUs to eligible directors)	12.5	17.3	25.5
	$21.4	$25.2	$35.7
18.    PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS:
(a)    Plan summaries:
We provide pension and non-pension post-employment benefit plans for our employees. At December 31, 2022, such plans included our pension plan for employees in the United Kingdom (U.K. pension plan), which generally provides participants with stated benefits on retirement based on their pensionable service, either in annuities and/or lump sum payments. The U.K. pension plan is closed to new members, and approximately 1% of such plan members remain active employees of the Company. Defined contribution pension plans are offered to certain employees, mainly in Canada and the U.S. We provide non-pension post-employment benefits (under other benefit plans) to retired and terminated employees in Canada, the U.S., Mexico, Thailand, South Korea, Indonesia and the Philippines. These benefits may include one-time retirement and specified termination benefits, medical, surgical, hospitalization coverage, supplemental health, dental and/or group life insurance.
To mitigate the actuarial and investment risks of our defined benefit pension plans, we purchase annuities from time to time (using existing plan assets) from third party insurance companies for certain, or all, plan participants. The purchase of annuities by the pension plan substantially hedges the financial risks associated with the related pension obligations.
In August 2020, the trustees of our U.K. pension plan purchased annuities to hedge the pension benefits payable to newly-retired members of such plan. The purchase of the annuity resulted in a non-cash loss of $0.2 for the third quarter of 2020 which we recorded in OCI and simultaneously re-classified to deficit.
The overall governance of our pension plans is conducted by our Human Resources and Compensation Committee which, through annual reviews, approves material plan changes, reviews funding levels, investment performance, compliance matters and plan assumptions, and ensures that the plans are administered in accordance with local statutory requirements. We have established a Canadian and a U.S. Pension Committee to govern our Canadian and U.S. pension plans respectively. The U.K. pension plan is governed by a Board of Trustees, composed of employee and company representation. Both the Canadian and U.S. Pension Committees, and the U.K. Board of Trustees review funding levels, investment performance and

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

compliance matters for their respective plans. Our pension funding policy is to contribute amounts sufficient, at minimum, to meet local statutory funding requirements. For our defined benefit pension plans (primarily our U.K. pension plan), local regulatory bodies either define the minimum funding requirement or approve the funding plans submitted by us. We may make additional discretionary contributions taking into account actuarial assessments and other factors. The contributions that we make to support ongoing plan obligations are recorded in the respective asset or liability accounts on our consolidated balance sheet.
    Our U.K. pension plan requires an actuarial valuation to be completed every three years. The most recent actuarial valuation used a measurement date of April 2019. An updated actuarial valuation using a measurement date of April 2022 is required to be received within 15 months of this measurement date.

    We currently fund our non-pension post-employment benefit plans as we incur benefit payment obligations thereunder. Excluding our mandatory plans, the most recent actuarial measurements for our largest non-pension post-employment benefit plans were completed using valuation dates of May 2022 (Canada) and January 2022 (U.S.). The next actuarial measurements for these plans will have valuation dates of May 2025 and January 2024, respectively. We accrue the expected costs of providing non-pension post-employment benefits during the periods in which the employees render service. We used a measurement date of December 31, 2022 for the accounting valuation for pension and non-pension post-employment benefits.
    Our pension plans are exposed to market risks such as changes in interest rates, inflation, and fluctuations in investment values, as well as financial risks including counterparty risks of financial institutions from which annuities have been purchased for specified plans. See note 20(d). Our plans are also exposed to non-financial risks, including the membership’s mortality and demographic changes, as well as regulatory changes.
    We manage the funding level risk of defined benefit pension plans through our asset allocation strategy for each plan. In the U.K., the majority of the obligations under our U.K. pension plan have been hedged with the purchase of annuities with insurance companies as described above, but do not qualify for designation as hedges for application of hedge accounting purposes.

    Pension fund assets are invested primarily in fixed income and equity securities. Asset allocation between fixed income and equity securities is adjusted based on the expected life of the plan and the expected retirement dates of the plan participants. Our pension funds do not invest directly in our shares, but may invest indirectly as a result of the inclusion of our shares in certain investment funds. All of our plan assets are measured at their fair value using the fair value hierarchy inputs described in note 20. At December 31, 2022, $32.1 (December 31, 2021 — $33.2) of our plan assets were measured using Level 1 inputs of the fair value hierarchy and $182.0 (December 31, 2021 — $328.7) of our plan assets (comprised of insurance annuities) were measured using Level 3 inputs of the fair value hierarchy. None of our plan assets were measured using Level 2 inputs. Approximately 92% of our plan assets consist of annuities purchased with insurance companies, and assets held with financial institutions with a Standard and Poor’s long-term rating of A or above at December 31, 2022. The annuities purchased for our U.K. Main pension plan are held with financial institutions that are governed by local regulatory bodies. The remaining assets are held with financial institutions where ratings are not available. For these institutions, we monitor counterparty risk based on the diversification of plan assets. These plan assets are maintained in segregated accounts by a custodian that is independent from the fund managers. We believe that the counterparty risk is low.
Plan assets are measured at their fair values; however, the amounts we are permitted to record for defined benefit plan assets may be restricted under IFRS, as described in note 2(l). Based on a plan-by-plan review of the terms, conditions, and statutory minimum funding requirements of our defined benefit plans in 2022, we determined that the present value of future pension refunds or reductions in future contributions to our pension plans exceeds the total of the fair value of plan assets net of the present value of related obligations for all of our defined benefit plans, except for our defined benefit plan in Japan. As a result of this review, we reduced the recorded amount of our Japan defined benefit plan assets by $0.9 as at December 31, 2022 (December 31, 2021 — $1.6), which was reflected in OCI.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

(b) Plan financials:
    The table below presents the fair market value of defined pension and other benefit plan assets:

	Fair Market Value at December 31		Actual Asset Allocation (%) at December 31
	2021	2022	2021	2022
Quoted market prices:
Debt investment funds	$10.6	$9.0	3%	4%
Equity investment funds	7.6	6.4	2%	3%
Non-quoted market prices:
Insurance annuities	328.7	182.0	91%	85%
Other	15.0	16.7	4%	8%
Total	$361.9	$214.1	100%	100%
    The following tables provide a summary of the financial position of our defined pension and other benefit plans:

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31
	2021	2022	2021	2022
Plan assets, beginning of year	$378.1	$359.9	$2.0	$2.0
Interest income	5.2	5.8	—	—
Actuarial gains (losses) in other comprehensive income (i)	(5.2)	(112.0)	—	—
Administrative expenses paid from plan assets	(0.8)	(0.6)	—	—
Employer contributions	4.7	4.0	0.8	0.8
Employer direct benefit payments	1.4	0.1	1.7	2.4
Employer direct settlement payments	—	—	1.1	—
Settlement payments from employer	—	—	(1.1)	—
Settlement payments from plan	—	—	(0.2)	—
Benefit payments from plan	(16.8)	(10.4)	(0.5)	(0.4)
Benefit payments from employer	(1.4)	(0.1)	(1.7)	(2.4)
Foreign currency exchange rate changes and other	(5.3)	(34.9)	(0.1)	(0.1)
Plan assets, end of year	$359.9	$211.8	$2.0	$2.3

(i)    Actuarial gains or losses are determined based on actual return on plan assets less interest income as set forth in the table above.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31
	2021	2022	2021	2022
Accrued benefit obligations, beginning of year	$396.9	$373.9	$95.6	$89.1
Current service cost	2.5	0.3	3.4	3.1
Past service cost (credit) and settlement/curtailment losses (i)	—	—	0.3	—
Interest cost	5.6	6.2	2.4	2.7
Actuarial losses (gains) in other comprehensive income from:
— Changes in demographic assumptions	(1.1)	(0.5)	—	(4.6)
— Changes in financial assumptions	(7.6)	(124.7)	(7.5)	(15.7)
— Experience adjustments	—	7.5	0.1	(1.8)
Settlement payments from employer	—	—	(1.1)	—
Settlement payments from plan	—	—	(0.2)	—
Benefit payments from plan	(16.8)	(10.4)	(0.5)	(0.4)
Benefit payments from employer	(1.4)	(0.1)	(1.7)	(2.4)
Foreign currency exchange rate changes and other	(4.2)	(35.3)	(1.7)	(3.7)
Accrued benefit obligations, end of year	$373.9	$216.9	$89.1	$66.3

Weighted average duration of benefit obligations (in years)	18	13	12	10
(i)    The settlement losses relate to employee terminations in connection with 2021 restructuring actions.
    The present value of the defined benefit obligations, the fair value of plan assets and the surplus or deficit in our defined benefit pension and other benefit plans are summarized as follows:

	Pension Plans December 31		Other Benefit Plans December 31
	2021	2022	2021	2022
Accrued benefit obligations, end of year	$(373.9)	$(216.9)	$(89.1)	$(66.3)
Plan assets, end of year	359.9	211.8	2.0	2.3
Reduction of plan assets due to IFRS restrictions described in note 2(l)	$(1.6)	$(0.9)	—	—
Deficiency of plan assets over accrued benefit obligations	$(15.6)	$(6.0)	$(87.1)	$(64.0)
    The following table outlines the plan balances as reported on our consolidated balance sheets:

	December 31, 2021			December 31, 2022
	Pension Plans	Other Benefit Plans	Total	Pension Plans	Other Benefit Plans	Total
Pension and non-pension post-employment benefit obligations	$(20.7)	$(86.8)	$(107.5)	$(13.1)	$(63.9)	$(77.0)
Current other post-employment benefit obligations	—	(0.3)	(0.3)	—	(0.1)	(0.1)
Non-current net pension assets (note 9)	5.1	—	5.1	7.1	—	7.1
	$(15.6)	$(87.1)	$(102.7)	$(6.0)	$(64.0)	$(70.0)

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

    The following table outlines the net expense recognized in our consolidated statement of operations for pension and non-pension post-employment benefit plans:

	Pension Plans Year ended December 31			Other Benefit Plans Year ended December 31
	2020	2021	2022	2020	2021	2022
Current service cost	$1.9	$2.5	$0.3	$3.2	$3.4	$3.1
Net interest cost	0.5	0.4	0.4	2.4	2.4	2.7
Past service cost (credit) and settlement/curtailment losses	(0.8)	—	—	2.3	0.3	—
Plan administrative expenses and other	1.1	1.3	0.6	—	—	—
	2.7	4.2	1.3	7.9	6.1	5.8
Defined contribution pension plan expense (note 18(c))	10.6	11.6	12.3	—	—	—
Total expense for the year	$13.3	$15.8	$13.6	$7.9	$6.1	$5.8
We generally record the expenses for pension plans and non-pension post-employment benefits in cost of sales, SG&A expenses, or other charges, depending on the nature of the expenses.
The following table outlines the gains and losses, net of tax, recognized in OCI and reclassified directly to deficit for the years shown:

	Year ended December 31
	2020	2021	2022
Cumulative losses, beginning of year	$77.7	$87.0	$77.7
Loss on pension annuity purchases (see note 18(a))	0.2	—	—
Actuarial losses (gains) recognized during the year (i)	9.1	(9.3)	(33.5)
Cumulative losses, end of year (ii)	$87.0	$77.7	$44.2

(i)    Including a $5.0 income tax recovery for 2022 (2021 — nil ; 2020 — net of a $0.4 income tax recovery).
(ii)    Net of income tax recovery of $6.5 as at December 31, 2022 (December 31, 2021 and December 31, 2020 — net of a $1.5 income tax recovery).
    The following percentages and assumptions were used in measuring the plans for the years indicated:

	Pension Plans			Other Benefit Plans
	2020	2021	2022	2020	2021	2022
Weighted average discount rate at December 31 (i) for:
Benefit obligations	1.4	1.8	4.9	2.5	3.2	4.9
Net pension cost	2.1	1.4	1.8	2.9	2.5	3.2
Weighted average rate of compensation increase for:
Benefit obligations	1.1	1.1	1.1	4.6	4.6	4.6
Net pension cost	3.8	1.1	1.1	4.6	4.6	4.6
Healthcare cost trend rates:
Immediate trend	—	—	—	5.3	5.2	5.1
Ultimate trend	—	—	—	4.0	4.0	4.0
Year the ultimate trend rate is expected to be achieved	—	—	—	2040	2040	2040
(i)     The weighted average discount rate is determined using publicly available rates for highly-rated bonds by currency in countries where we have a pension or non-pension benefit plan. A higher discount rate would decrease the present value of the benefit obligation, and a lower discount rate would increase the present value of the benefit obligation.

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
    A one percentage-point increase or decrease in one of the following actuarial assumptions, holding other assumptions constant in each case, would increase (decrease) our benefit obligations as follows:

	Pension Plans		Other Benefit Plans
	Year ended December 31, 2022		Year ended December 31, 2022
	1% Increase	1% Decrease	1% Increase	1% Decrease
Discount rate	$(23.4)	$28.7	$(6.2)	$7.3
Healthcare cost trend rate	$—	$—	$3.2	$(2.7)
    The sensitivity figures shown above were calculated by determining the change in our benefit obligations as at December 31, 2022 due to a 100 basis point increase or decrease to each of our significant actuarial assumptions used, specifically the discount rate and healthcare cost trend rate, in isolation, leaving all other assumptions unchanged from the original calculation.
(c) Plan contributions:
    We made the following plan contributions for the years indicated below and estimate our contribution for 2023 to be as follows:

	Year ended December 31			Estimated Contribution*
	2020	2021	2022	2023
Defined contribution plan	$10.6	$11.6	$12.3	$12.3
Defined benefit plan	5.1	6.1	4.1	3.2
Total	$15.7	$17.7	$16.4	$15.5

Non-pension post-employment benefit plans (i)	$7.8	$3.6	$3.2	$4.3
*    Our actual contributions could differ materially from these estimates.
(i)     Contributions for 2020 include higher settlement payments than in 2021 and 2022 as a result of higher employee terminations in connection with our restructuring actions during the year. See note 15(a).
19.    INCOME TAXES

	Year ended December 31
	2020	2021	2022
Current income tax expense:
Current year (i)	$38.9	$44.3	$99.1
Adjustments for prior years, including changes to net provisions related to tax uncertainties (ii)	(6.0)	(3.4)	(10.4)
	32.9	40.9	88.7
Deferred income tax expense (recovery):
Origination and reversal of temporary differences (i) (iii)	10.1	1.3	(22.3)
Changes in previously unrecognized tax losses and deductible temporary differences, including adjustments for prior years	(13.4)	(10.1)	(8.3)
	(3.3)	(8.8)	(30.6)
Income tax expense	$29.6	$32.1	$58.1

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

A reconciliation of income taxes calculated at the statutory income tax rate to the income tax expense at the effective tax rate is as follows:

	Year ended December 31
	2020	2021	2022

Earnings before income taxes	$90.2	$136.0	$203.6
Income tax expense at Celestica’s statutory income tax rate of 26.5% (2020 to 2022)	$23.9	$36.1	$54.0
Impact on income taxes from:
Foreign income taxed at different rates	(16.3)	(16.9)	(34.1)
Foreign exchange	(8.6)	1.2	5.7
Other, including non-taxable/non-deductible items and changes to net provisions related to tax uncertainties (i) (ii)	25.0	8.2	2.9
Change in tax rates (iii)	—	(7.6)	0.1
Change in unrecognized tax losses and deductible temporary differences	5.6	11.1	29.5
Income tax expense	$29.6	$32.1	$58.1
(i)    These line items for 2022 in the two tables above include a deferred tax expense of $3.3 related to taxable temporary differences associated with the anticipated repatriation of undistributed earnings (Repatriation Expense) from certain of our Chinese subsidiaries. These line items for 2021 in the two tables above include a $6.0 Repatriation Expense related to certain of our Chinese subsidiaries ($2.5 of which was paid in 2022 and realized as current tax expense in 2022). These line items for 2020 in the two tables above include a $16.5 Repatriation Expense related to certain of our Chinese and Thai subsidiaries ($7.8 of which was paid in 2022 and $7.2 of which was paid in 2021, realized as a current tax expense in each respective year).
(ii)    These line items for 2020, 2021 and 2022 in the two tables above include tax benefits related to return-to-provision adjustments for changes in estimates related to prior years based on changes in facts or circumstances (RTP Adjustments), and net adjustments for tax liabilities and uncertainties (discussed below).
(iii)     This line item for 2021 in the two tables above relates to a deferred tax recovery recorded in connection with the revaluation of certain temporary differences using the future effective tax rate of our Thailand subsidiary in connection with the then-forthcoming transition from a 100% income tax exemption to a 50% exemption in 2022 under an applicable tax incentive (Revaluation Impact). See the discussion of tax incentives below.
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
During 2022, we recorded net income tax expense of $58.1, which was favorably impacted by $4.9 in reversals of tax uncertainties in one of our Asian subsidiaries, which was more than offset by an adverse $3.5 taxable foreign exchange impact arising primarily from the weakening of the Chinese renminbi relative to the U.S. dollar, our functional currency (Currency Impact) and a $3.3 Repatriation Expense (defined in footnote (i) above) related to certain of our Chinese subsidiaries. The withholding tax of $10.3 associated with the repatriation of undistributed earnings from certain of our Chinese subsidiaries in 2022 (realized as current tax) was fully offset by the reversal of previously accrued deferred taxes from the then-anticipated repatriation of such undistributed earnings.
During 2021, we recorded net income tax expense of $32.1, which included a $7.6 Revaluation Impact (defined in footnote (iii) above), largely offset by a $6.0 Repatriation Expense related to certain of our Chinese subsidiaries. Currency Impacts were not significant in 2021.

    During 2020, we recorded a net income tax expense of $29.6, which included $18.3 of tax expenses relating to current and future withholding taxes associated with repatriations of undistributed earnings from certain of our Chinese and Thai subsidiaries that occurred in 2020 or were then-anticipated to occur in the foreseeable future, offset in large part by the

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

following favorable impacts: (i) $4.1 in RTP Adjustments (defined in footnote (ii) above), (ii) the recognition of $2.6 of previously unrecognized deferred tax assets of our Japanese subsidiary, (iii) $5.1 in favorable Currency Impacts arising primarily from the strengthening of the Chinese renminbi relative to the U.S. dollar, and (iv) a $5.7 reversal of tax uncertainties in certain of our Asian subsidiaries in the first quarter of 2020.
Changes in deferred tax assets and liabilities for the periods indicated are as follows:

	Unrealized foreign exchange gains	Accounting provisions not currently deductible	Pensions and non-pension post-retirement benefits	Tax losses carried forward	Property, plant and equipment and intangibles	Other	Reclassification between deferred tax assets and deferred tax liabilities(i)	Total
Deferred tax assets:
Balance — January 1, 2021	$—	$10.5	$0.7	$72.2	$—	$—	$(43.5)	$39.9
Credited (charged) to net earnings	—	7.2	2.1	(3.2)	—	2.7	—	8.8
Credited directly to equity	—	—	—	—	—	1.1	—	1.1
Additions from business combinations	—	0.1	—	—	—	1.0	—	1.1
Effects of foreign exchange	—	(0.1)	—	0.2	—	(0.5)	—	(0.4)
Other	—	—	—	—	—	(3.1)	0.3	(2.8)
Balance — December 31, 2021	—	17.7	2.8	69.2	—	1.2	(43.2)	47.7
Credited (charged) to net earnings	—	13.7	2.8	(10.7)	—	17.4	—	23.2
Credited (charged) directly to equity	—	—	4.4	0.4	—	(5.1)	—	(0.3)
Effects of foreign exchange	—	(0.5)	—	(1.9)	—	(0.2)	—	(2.6)
Other	—	—	—	—	—	—	0.9	0.9
Balance — December 31, 2022	$—	$30.9	$10.0	$57.0	$—	$13.3	$(42.3)	$68.9
Deferred tax liabilities:
Balance — January 1, 2021	$27.2	$—	$—	$—	$45.5	$3.1	$(43.5)	$32.3
Charged (credited) to net earnings	(0.2)	—	—	—	0.2	—	—	—
Additions from business combinations	—	—	—	—	30.7	—	—	30.7
Effects of foreign exchange	0.2	—	—	—	(0.2)	—	—	—
Other	—	—	—	—	—	(3.1)	0.3	(2.8)
Balance — December 31, 2021	27.2	—	—	—	76.2	—	(43.2)	60.2
Charged (credited) to net earnings	(5.0)	—	—	—	(2.4)	—	—	(7.4)
Effects of foreign exchange	(1.7)	—	—	—	(0.7)	—	—	(2.4)
Other	—	—	—	—	0.4	—	0.9	1.3
Balance — December 31, 2022	$20.5	$—	$—	$—	$73.5	$—	$(42.3)	$51.7
(i)    This reclassification reflects the offsetting of deferred tax assets and deferred tax liabilities to the extent they relate to the same taxing authorities and there is a legally enforceable right to such offset.
The amount of deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized at December 31, 2022 was $1,688.9 (December 31, 2021 — $1,764.1). We have not recognized deferred tax assets in respect of these items because, based on management’s estimates, it is not probable that future taxable profit will be available against which we can utilize the benefits. A portion of our unused tax losses expires between 2023 and 2042 and a portion can be carried forward indefinitely. Deductible temporary differences do not expire under current applicable tax legislation.
At December 31, 2022, the aggregate amount of temporary differences associated with investments in subsidiaries for which we have not recognized deferred tax liabilities is $64.9 (December 31, 2021 — $10.4). At December 31, 2022, we recorded aggregate net deferred tax assets of $5.0 for one of our Asian subsidiaries and for our U.S. group of subsidiaries, each of which realized losses in 2021 and 2022. At December 31, 2021, we recorded aggregate net deferred tax assets of $4.9 for one of our Asian subsidiaries which realized losses in 2021, and for our U.S. group of subsidiaries which realized losses in 2019 — 2021. As of December 31, 2020, we recorded aggregate net deferred tax assets of $8.3 for one of our Asian subsidiaries which realized losses in 2020, another Asian subsidiary which realized losses in 2019, and for our U.S. group of subsidiaries which realized losses in 2019 and 2020. We recognize deferred tax assets based on our estimate of the future taxable profit we expect these subsidiaries to achieve based on our review of financial projections.

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
Our tax incentives currently consist of tax exemptions for the profits of our Thailand and Laos subsidiaries. These tax exemptions are subject to certain conditions with which we intend to comply, and expire as described below.

We have three income tax incentives (including an incentive that commenced in 2022) in Thailand. One of these incentives allows for a 50% income tax exemption until its expiration in 2027. The second incentive allows for a 100% income tax and distribution tax exemption for eight years, and expires in 2028. The third incentive allows for a 100% income tax exemption for six years, and expires in 2028. Our tax incentive in Laos allows for a 100% income tax exemption until 2025, and a reduced income tax rate of 8% thereafter. Upon full expiry of each of the incentives, taxable profits associated with such incentives become fully taxable. The aggregate tax benefit arising from all of our tax incentives was approximately $21 for 2022 (2021 — $15; 2020 — $10).
We received an approval from the Malaysian authorities in 2020 for an income tax incentive for one of our Malaysian subsidiaries, which provided a 50% income tax exemption for a period of five years (a significant portion of which applied to previous periods) for certain product sets manufactured by such subsidiary. In 2022, the Malaysian authorities determined that this incentive would cover 2016 - 2021, but the applicable benefit was not significant in any such year.
See note 24 for contingencies regarding a Romanian income and value-added tax matter.
20.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:
Our financial assets are comprised primarily of cash and cash equivalents, A/R, and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of A/P, certain accrued and other liabilities, the Term Loans, borrowings under the Revolver, lease obligations, and derivatives used for hedging purposes. Subsequent to initial recognition, we record the majority of our financial assets and liabilities at amortized cost except for derivative assets and liabilities, which we measure at fair value.
    Cash and cash equivalents are comprised of the following:

	December 31
	2021	2022
Cash	$384.4	$364.0
Cash equivalents	9.6	10.5
	$394.0	$374.5
Our current portfolio of cash and cash equivalents consists of bank deposits. The majority of our cash and cash equivalents are held with financial institutions each of which had at December 31, 2022 a Standard and Poor’s short-term rating of A-1 or above.
Financial risk management objectives:
We have exposures to a variety of financial risks through our operations. We regularly monitor these risks and have established policies and business practices that are intended to mitigate the adverse effects of these potential exposures, including the use of derivative financial instruments, such as foreign currency forward and swap contracts, the TRS Agreement and interest rate swap agreements. We do not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

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

We cannot predict changes in currency exchange rates, the impact of exchange rate changes on our operating results, nor the degree to which we will be able to manage the impact of currency exchange rate changes. Such changes could have a material effect on our business, financial performance and financial condition.

Our major currency exposures at December 31, 2022 are summarized in U.S. dollar equivalents in the following table. The local currency amounts have been converted to U.S. dollar equivalents using spot rates at December 31, 2022.

	Canadian dollar	Euro	Thai baht	Chinese renminbi	Mexican Peso	Malaysian ringgit
Cash and cash equivalents	$1.1	$11.0	$3.6	$9.9	$1.3	$2.0
A/R	7.4	56.4	—	19.8	—	7.5
Income taxes and value-added taxes receivable	19.7	1.2	0.9	5.6	41.0	5.8
Other financial assets	0.4	7.7	0.2	0.4	0.9	4.9
Pension and non-pension post-employment liabilities	(73.4)	(0.7)	(19.6)	(0.5)	(4.4)	—
Income taxes and value-added taxes payable	(19.0)	(2.2)	(4.8)	(7.1)	(12.8)	(1.4)
A/P and certain accrued and other liabilities and provisions	(63.7)	(41.5)	(45.4)	(46.3)	(15.9)	(31.8)
Net financial assets (liabilities)	$(127.5)	$31.9	$(65.1)	$(18.2)	$10.1	$(13.0)
Foreign currency risk sensitivity analysis:
The financial impact of a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in such non-functional currencies is summarized in the following table as at December 31, 2022. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies and our foreign exchange forward contracts and swaps.

	Canadian dollar	Euro	Thai baht	Chinese renminbi	Mexican Peso	Malaysian ringgit
	Increase (decrease)
1% Strengthening
Net earnings	$(0.5)	$—	$(0.4)	$—	$(0.1)	$(0.2)
OCI	$1.1	(0.2)	1.2	0.2	0.4	1.2
1% Weakening
Net earnings	$0.5	—	0.4	—	0.1	0.2
OCI	$(1.1)	0.2	(1.1)	(0.2)	(0.4)	(1.2)

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

(b)    Interest rate risk:
    Borrowings under the Credit Facility bear interest at specified rates, plus specified margins. See note 11. Our borrowings under this facility at December 31, 2022 totaled $627.2 (December 31, 2021 — $660.4), comprised in each year of aggregate outstanding borrowings under the Term Loans, and other than ordinary course letters of credit (described below), nil amount outstanding under the Revolver. Such borrowings expose us to interest rate risk due to the potential variability of market interest rates. Without accounting for the interest rate swaps described below, a one-percentage point increase in these rates would increase interest expense, based on outstanding borrowings of $627.2 as at December 31, 2022, by $6.3 annually.
    As part of our risk management program, we attempt to mitigate interest rate risk through interest rate swaps. In order to partially hedge against our exposure to interest rate variability on our Term Loans, we have entered into various agreements with third-party banks to swap the variable interest rate (based on LIBOR plus a margin) with a fixed rate of interest for a portion of the borrowings under our Term Loans. At December 31, 2022, we had: (i) interest rate swaps hedging the interest rate risk associated with $100.0 of our Initial Term Loan borrowings that expire in August 2023 (Initial Swaps); (ii) interest rate swaps hedging the interest rate risk associated with $100.0 of our Initial Term Loan borrowings, for which the cash flows commence upon the expiration of the Initial Swaps and continue through June 2024 (First Extended Initial Swaps) (iii) interest rate swaps (entered into in February 2022) hedging the interest rate risk associated with $100.0 of our Initial Term Loan borrowings (and any subsequent term loans replacing the Initial Term Loan), for which the cash flows commence upon the expiration of the First Extended Initial Swaps and continue through December 2025 (Second Extended Initial Swaps); (iv) interest rate swaps hedging the interest rate risk associated with $100.0 of outstanding borrowings under the Incremental Term Loan that expire in December 2023 (Incremental Swaps); (v) interest rate swaps (entered into in February 2022) hedging the interest rate risk associated with $100.0 of our Incremental Term Loan borrowings, for which the cash flows commence upon the expiration of the Incremental Swaps and continue through December 2025 (First Extended Incremental Swaps); and (vi) interest rate swaps (entered into in February 2022) hedging the interest rate risk associated with an additional $130.0 of our Incremental Term Loan borrowings that expire in December 2025 (Additional Incremental Swaps). We have an option to cancel up to $50.0 of the notional amount of the Additional Incremental Swaps from January 2024 through October 2025. The terms of the interest rate swap agreements with respect to the floating market rate and the interest payment dates match that of the underlying debt, such that any hedge ineffectiveness is not expected to be significant.
At December 31, 2022, the interest rate risk related to $297.2 of borrowings under the Credit Facility was unhedged, consisting of unhedged amounts outstanding under the Term Loans ($180.4 under the Initial Term Loan and $116.8 under the Incremental Term Loan), and no amounts outstanding (other than ordinary course letters of credit) under the Revolver (December 31, 2021 — $460.4 unhedged, consisting of $195.4 under the Initial Term Loan and $265.0 under the Incremental Term Loan, and no amounts outstanding (other than ordinary course letters of credit) under the Revolver). A one-percentage point increase in applicable interest rates would increase interest expense, based on the outstanding borrowings under the Credit Facility at December 31, 2022, and including the impact of our interest rate swap agreements, by $3.0 annually.
    We obtain third-party valuations of the swaps under the interest rate swap agreements. The valuations of the swaps are primarily measured through various pricing models or discounted cash flow analyses that incorporate observable market parameters, such as interest rate yield curves and volatility, and credit risk adjustments. The valuations of the interest rate swaps are measured primarily based on Level 2 data inputs of the fair value measurement hierarchy. The unrealized portion of the change in fair value of the swaps is recorded in OCI. The realized portion of the change in fair value of the swaps is released from accumulated OCI and recognized under finance costs in our consolidated statement of operations in the respective interest payment periods. At December 31, 2022, the fair value of our interest rate swap agreements was an unrealized gain of $18.7, which we recorded in other non-current assets on our consolidated balance sheet (December 31, 2021 — net unrealized loss of $6.9, consisting of aggregate unrealized gains of $0.5 for certain of our swaps, which we recorded in other non-current assets, and aggregate unrealized losses of $7.4 on the remainder, which we recorded in other non-current liabilities on our consolidated balance sheet). As we have swapped $330.0 of our borrowings under the Term Loans from floating to fixed rates as at December 31, 2022, the financial impact of a 25 basis point increase in the floating market interest rate would increase the unrealized gain by $2.1 and a 25 basis point decrease in the floating interest rate would decrease our unrealized gain on the interest rate swaps by $2.1.

Global reform of major interest rate benchmarks is currently underway, including the anticipated replacement of some IBORs (including LIBOR) with alternative nearly risk-free rates. See note 2, "Recently issued accounting standards

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

and amendments." We have obligations under our Credit Facility and certain derivative instruments, that are indexed to LIBOR (LIBOR Agreements). The interest rates under these agreements are subject to change when relevant LIBOR benchmark rates cease to exist. Remaining LIBOR settings are expected to expire after June 2023. However, there remains uncertainty over the methods of transition to such alternate rates.

    Our Credit Facility provides that, with respect to the Initial Term Loan and any non-U.S. dollar-denominated borrowings under the Revolver, when the Administrative Agent, the majority of lenders or we determine that LIBOR (or the corresponding rate for any Alternative Currency, as defined in the Credit Facility), is unavailable or being replaced, then we and the Administrative Agent may amend the underlying credit agreement to reflect a successor rate as specified therein. The Credit Facility has not yet been so amended. Once LIBOR becomes unavailable: (i) if no successor rate has been established, LIBOR borrowings under the Initial Term Loan will convert to Base Rate loans, and any non-U.S. dollar-denominated borrowings under the Revolver will be repaid, replaced or converted pursuant to the Credit Facility, and (ii) LIBOR borrowings under the Incremental Term Loan and U.S. dollar-denominated borrowings under the Revolver will convert to secured overnight financing rate (SOFR) loans recommended or selected by the relevant governmental body, adjusted as set forth in the Credit Facility. It remains uncertain when the benchmark transitions will be complete or what replacement rates will be used.

Our variable rate Term Loans are partially hedged with interest rate swap agreements (as of December 31, 2022, 53% hedged with an aggregate notional amount of $330.0, and December 31, 2021 — 30% hedged with an aggregate notional amount of $200.0). Hedge ineffectiveness could result due to the cessation of LIBOR, if such agreements transition using a different benchmark or spread adjustment as compared to the underlying hedged debt. The Second Extended Initial Swaps, the First Extended Incremental Swaps and the Additional Incremental Swaps mirror the LIBOR successor provisions under the Credit Facility, but have not yet transitioned to a successor rate. We have also amended the swap agreement with one of the two counterparty banks under the Incremental Swaps (with a notional amount of $50.0) to mirror the LIBOR successor provisions under the Credit Facility, but such swaps have not yet transitioned to the successor rate. Our remaining interest rate swap agreements do not yet have LIBOR successor provisions and will require future amendment. As a result, we cannot assure that benchmark transitions under these interest rate swap agreements will be successful, or if so, what replacement rates will be used.

Our A/R sales program and three customers SFPs have transitioned to alternative benchmark rates with predetermined spreads. Our lease arrangements with progress payments that were indexed to LIBOR have transitioned to SOFR-based benchmark rates. These transitions did not have a significant impact on our consolidated financial statements. TRS Interest is based on SOFR.

While we expect that reasonable alternatives to LIBOR benchmarks will be implemented in advance of their cessation date, we cannot assure that this will be the case. If relevant LIBOR benchmarks are no longer available and the alternative reference rate is higher, interest rates under the affected LIBOR Agreements would increase, which would adversely impact our interest expense, our financial performance and cash flows. We will continue to monitor developments with respect to the cessation of LIBOR, and will evaluate potential impacts on our LIBOR Agreements, processes, systems, risk management methodology and valuations, financial reporting, taxes, and financial results. However, we are currently unable to predict what the future replacement rates or consequences on our operations or financial results will be.

(c)    Equity price risk:

On December 15, 2022, we entered into the TRS Agreement with a third-party bank with respect to a Notional Amount of 3.0 million of our SVS to manage our cash flow requirements and exposure to fluctuations in the price of our SVS in connection with the settlement of certain outstanding equity awards under our SBC plans. If the value of the TRS (as defined in the TRS Agreement) decreases over the term of the TRS Agreement, we are obligated to pay the counterparty the amount of such decrease upon Settlement (see note 2(p) and 12). As of December 31, 2022, the counterparty had acquired 400,205 SVS at a weighted average price of $10.97. The TRS Agreement matures in February 2023, provides for automatic annual one-year extensions (subject to specified conditions), and may be terminated by either party at any time. The TRS did not have a material impact on our consolidated financial statements for 2022.
(d)    Credit risk:
Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance continues to be relatively low. We are in regular contact with our customers, suppliers and logistics providers, and have not experienced significant counterparty credit-related non-

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

performance in 2021 or 2022. However, if a key supplier (or any company within such supplier's supply chain) or customer fails to comply with their contractual obligations, this could result in a significant financial loss to us. We would also suffer a significant financial loss if an institution from which we purchased foreign currency exchange contracts or swaps, interest rate swaps, or annuities for our pension plans, or which is counterparty to our TRS, defaults on their contractual obligations. With respect to our financial market activities, we have adopted a policy of dealing only with counterparties we deem to be creditworthy to help mitigate the risk of financial loss from defaults. We monitor the credit risk of the counterparties with whom we conduct business, through a combined process of credit rating reviews and portfolio reviews. To attempt to mitigate the risk of financial loss from defaults under our foreign currency forward contracts and swaps, our interest rate swaps and our TRS Agreement, our contracts are held by counterparty financial institutions, each of which had a Standard and Poor’s rating of A-2 or above at December 31, 2022. In addition, we maintain cash and short-term investments in highly-rated investments or on deposit with major financial institutions. Each financial institution with which we had our A/R sales program and our SFPs had a Standard and Poor’s short-term rating of A-2 or above and a long-term rating of A- or above at December 31, 2022. The financial institutions from which annuities have been purchased for the defined benefit component of our U.K. Main pension plan are governed by local regulatory bodies.
    We also provide unsecured credit to our customers in the normal course of business. Customer exposures that potentially subject us to credit risk include our A/R, inventory on hand, and non-cancellable purchase orders in support of customer demand. From time to time, we extend the payment terms applicable to certain customers, and/or provide longer payment terms when deemed commercially reasonable. Longer payment terms could adversely impact our working capital requirements, and increase our financial exposure and credit risk. We attempt to mitigate customer credit risk by monitoring our customers’ financial condition and performing ongoing credit evaluations as appropriate. In certain instances, we obtain letters of credit or other forms of security from our customers. We may also purchase credit insurance from a financial institution to reduce our credit exposure to certain customers. We consider credit risk in determining our allowance for doubtful accounts, and we believe that such allowance, as adjusted from time to time, is adequate. The carrying amount of financial assets recorded in our consolidated financial statements, net of our allowance for doubtful accounts, represents our estimate of maximum exposure to credit risk. No significant adjustments were made to our allowance for doubtful accounts during 2022 in connection with our ongoing assessments and monitoring initiatives. At December 31, 2022, approximately 1% of our gross A/R was over 90 days past due (December 31, 2021 — less than 2%). A/R are net of an allowance for doubtful accounts of $7.9 at December 31, 2022 (December 31, 2021 — $5.7).

(e)    Liquidity risk:
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

Fair values:
We estimate the fair value of each class of financial instrument. The carrying values of cash and cash equivalents, our A/R, A/P, accrued liabilities and provisions, and our borrowings under the Revolver approximate their fair values due to their short-term nature. The carrying value of the Term Loans approximates their fair value as they bear interest at a variable market rate. The fair values of foreign currency contracts are estimated using generally accepted valuation models based on a discounted cash flow analysis with inputs of observable market data, including currency rates and discount factors. Discount factors are adjusted by our own credit risk or the credit risk of the counterparty, depending on whether the fair values are in liability or asset positions, respectively. We obtained third-party valuations of the swaps under our interest rate swap agreements and the TRS Agreement. The valuations of our interest rate swap agreements are primarily measured through various pricing models or discounted cash flow analyses that incorporate observable market parameters, such as interest rate yield curves and volatility, and credit risk adjustments. The valuation of the TRS is primarily measured by reference to observable market data, including movements in the price of our SVS over the valuation period and the volume weighted average price of counterparty SVS purchases, adjusted for required interest payments based on SOFR, the rate applicable to the TRS Agreement. The valuations of both interest rate swaps and the TRS Agreement are based on Level 2 data inputs of

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

the fair value measurement hierarchy (described below). The TRS had a de minimis impact on our consolidated financial statements for 2022, and is therefore excluded from the table below.
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

		December 31, 2021		December 31, 2022
	Note	Level 1	Level 2	Level 1	Level 2
Assets:
Interest rate swaps	9	$—	$0.5	$—	$18.7
Foreign currency forwards and swaps		—	7.4	—	18.9
		$—	$7.9	$—	$37.6

Liabilities:
Interest rate swaps		$—	$(7.4)	$—	$—
Foreign currency forwards and swaps		—	(6.2)	—	(13.7)
		$—	$(13.6)	$—	$(13.7)
We have not valued any of the financial instruments described in the table above using Level 3 (unobservable) inputs. There were no transfers of fair value measurements between Level 1 and Level 2 of the fair value hierarchy in 2022 or 2021.
Currency derivatives and hedging activities:
    We enter into foreign currency forward contracts and foreign currency swaps to hedge our foreign currency risk related to anticipated future cash flows, monetary assets and monetary liabilities denominated in foreign currencies. At December 31, 2022 and 2021, we had foreign currency forwards and swaps to trade U.S. dollars in exchange for the following currencies:

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

As at December 31, 2022 Currency	Contract amount in U.S. dollars	Weighted average exchange rate in U.S. dollars (i)	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$194.2	0.75	12	$(1.9)
Thai baht	138.0	0.03	12	6.8
Malaysian ringgit	127.8	0.22	12	1.3
Mexican peso	56.6	0.05	12	0.9
British pound	2.6	1.18	4	(0.2)
Chinese renminbi	45.7	0.15	12	0.4
Euro	46.2	1.04	8	(3.4)
Romanian leu	37.3	0.20	12	1.5
Singapore dollar	24.7	0.72	12	1.1
Japanese yen	6.8	0.0072	4	(0.6)
Korean won	4.8	0.0008	4	(0.7)
Total (ii)	$684.7			$5.2

As at December 31, 2021 Currency	Contract amount in U.S. dollars	Weighted average exchange rate in U.S. dollars (i)	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$195.5	0.79	12	$0.6
Thai baht	109.9	0.03	12	(1.0)
Malaysian ringgit	48.8	0.24	12	0.2
Mexican peso	23.5	0.05	12	0.2
Chinese renminbi	55.2	0.15	12	1.2
Euro	20.6	1.14	4	0.6
Romanian leu	40.6	0.23	12	(1.1)
Singapore dollar	27.8	0.74	12	—
Japanese yen	11.6	0.0088	4	0.5
Korean won	6.0	0.0008	4	—
Total (ii)	$539.5			$1.2
(i)     Represents the U.S. dollar equivalent (not in millions) of one unit of the foreign currency, weighted based on the notional amounts of the underlying foreign currency forward and swap contracts outstanding as at December 31, 2022 or December 31, 2021, as applicable.
(ii)    As of December 31, 2022, the fair value of outstanding foreign currency forward and swap contracts related to effective cash flow hedges where we applied hedge accounting was a gain of $6.6 (December 31, 2021 — loss of $2.2), and the fair value of outstanding foreign currency forward and swap contracts related to economic hedges where we recorded the changes in the fair values of such contracts through our consolidated statement of operations was a loss of $1.4 (December 31, 2021 — gain of $3.4).

At December 31, 2022, the fair value of our outstanding currency forward and swap contracts was a net unrealized gain of $5.2 (December 31, 2021 — net unrealized gain of $1.2), resulting from fluctuations in foreign exchange rates between the contract execution and the period-end date. Changes in the fair value of hedging derivatives to which we apply cash flow hedge accounting, to the extent effective, are deferred in accumulated OCI until the expenses or items being hedged are recognized in our consolidated statement of operations. Any hedge ineffectiveness, which at December 31, 2022 was not significant, is recognized immediately in our consolidated statement of operations. At December 31, 2022, we recorded $18.9 of derivative assets in other current assets and $13.7 of derivative liabilities in accrued and other current liabilities (December 31, 2021 — $7.4 of derivative assets in other current assets and $6.2 of derivative liabilities in accrued and other current liabilities). Certain foreign currency forward and swap contracts to trade U.S. dollars do not qualify as hedges. We mark these contracts to market each period in our consolidated statement of operations. See note 2(p).

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

21.    CAPITAL DISCLOSURES:
Our main objectives in managing our capital resources are to ensure liquidity and to have funds available for working capital or other investments we deem required to grow our business. Our capital resources consist of cash provided by operating activities, access to the Revolver, uncommitted intraday and overnight bank overdraft facilities, an uncommitted A/R sales program and SFPs, and our ability to issue debt or equity securities.
We regularly review our borrowing capacity and make adjustments, as permitted, for changes in economic conditions and changes in our requirements. See note 11 for a discussion of the terms of the Credit Facility, and amounts outstanding thereunder at December 31, 2022. We had $582.0 available as of December 31, 2022 under the Revolver for future borrowings. As of December 31, 2022, we also had access (in each case on an uncommitted basis) to $198.5 in intraday and overnight bank overdraft facilities, our $405.0 A/R sales program and the SFPs to provide short-term liquidity. At December 31, 2022, we sold $245.6 of A/R under our A/R sales program and $105.6 under the SFPs (see note 4). The timing and the amounts we borrow and repay under these facilities can vary significantly from month-to-month depending on our working capital and other cash requirements.

We have repurchased and canceled SVS under NCIBs in recent years. In addition, we purchase SVS from time-to-time in the open market through a broker to satisfy delivery obligations under our SBC plans. See note 12 for details. We have not distributed, nor do we have any current plan to distribute, any dividends to our shareholders.
Our strategy on capital risk management has not changed significantly since the end of 2021. Other than the restrictive and financial covenants associated with our Credit Facility described in note 11, we are not subject to any contractual or regulatory capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations or cash flows.
22.    WEIGHTED AVERAGE NUMBER OF SHARES DILUTED (in millions):

	2020	2021	2022
Weighted average number of shares (basic)	129.1	126.7	123.5
Dilutive effect of outstanding awards under SBC plans	—	—	0.1
Weighted average number of shares (diluted)	129.1	126.7	123.6
For the year ended December 31, 2022, we excluded 0.4 million stock options from the diluted weighted average number of shares calculation (each of years ended December 31, 2021 and December 31, 2020 — 0.3 million stock options) as they were out-of-the-money. References to shares in this note 22 are to our SVS and MVS taken collectively.
23.     COVID-19 GOVERNMENT SUBSIDIES:

We qualified for COVID-19-related Subsidies (COVID Subsidies) during 2021 and 2020 from various government authorities, the most significant of which were provided under the Canadian Emergency Wage Subsidy (CEWS) first announced by the Government of Canada in April 2020. However, we have not applied for COVID Subsidies since June 2021, and recorded no COVID Subsidies in 2022. In 2021 and 2020, we qualified for an aggregate of approximately $11 and $34 of COVID Subsidies, respectively, from various government authorities, which we recognized as a reduction of approximately $8 and $27 to the related expenses in cost of goods sold, respectively, and approximately $3 and $7 to the related expenses in SG&A, respectively, on our consolidated statement of operations.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

24.    COMMITMENTS, CONTINGENCIES AND GUARANTEES:
At December 31, 2022, we had commitments (not recognized as liabilities as of such date) under IT support agreements that require future minimum payments as follows:

2023	$25.3
2024	20.6
2025	15.6
2026	12.2
2027	11.4
Thereafter	18.0
Total future minimum payments	$103.1

As at December 31, 2022, management had approved $52.5 for capital expenditures, primarily for machinery and equipment to support new customer programs, and issued $9.7 of such amount in purchase orders to third-party vendors. We also have a contractual commitment with a supplier to purchase $8 of component parts in 2023.

We have contingent liabilities in the form of L/Cs, letters of guarantee and surety bonds (collectively, Guarantees) which we have provided to various third parties. The Guarantees cover various payments, including customs and excise taxes, utility commitments and certain bank guarantees. At December 31, 2022, we had $41.8 of Guarantees (December 31, 2021 — $48.1), including $18.0 (December 31, 2021 — $21.0) of L/Cs outstanding under our Revolver.
We are required to make scheduled quarterly principal amortization payments under the Incremental Term Loan, certain annual mandatory prepayments under the Credit Facility under specified circumstances, payments of outstanding amounts under the Credit Facility at maturity (see note 11), contractual payments under our lease obligations (described in note 11 and below), and contributions to our pension and non-pension post-employment benefit plans (see note 18). We are also required to pay interest, fees and charges under our Credit Facility, A/R sales program and SFPs, interest rate swap agreements (the amounts thereunder are determined based on market rates at the time the interest payments are due) and the TRS Agreement, and may be required to make other payments under the TRS Agreement (see notes 2(p), 4, 11 and 20). See note 20 for our obligations under the foreign exchange contracts we held at December 31, 2022.
Additional real property lease commitments:

    In March 2019, as part of our Toronto real property sale, we entered into a 10-year lease with the purchaser of such property for our then-anticipated corporate headquarters, to be built by such purchaser on the site of our former location (Purchaser Lease). We have been informed that construction issues will delay the anticipated commencement date of the Purchaser Lease beyond the prior target of May 2023. In connection with the foregoing, we have extended the lease on our current corporate headquarters, and have recognized the related ROU assets and lease liabilities in our consolidated financial statements as of December 31, 2022. Upon commencement of the Purchaser Lease, our estimated annual basic rent payments will be approximately $2.1 million Canadian dollars for each of the first five years, and approximately $2.2 million Canadian dollars for each of the remaining five years. The rental payments that will be due under the Purchaser Lease were not recognized as liabilities as of December 31, 2022, because the lease had not yet commenced.
We are committed to lease certain space located in Richardson, Texas (Texas Lease) from April 2027 to March 2032. The rental amounts for Texas Lease ($0.9 in 2027 and $5.6 thereafter) were not recognized as liabilities as of December 31, 2022 because the lease had not yet commenced.
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
In 2017, the Brazilian Ministry of Science, Technology, Innovation and Communications (MCTIC) issued assessments seeking to disqualify certain research and development (R&D) expenses for the years 2006 to 2009. As of the end of the Q1 2022, this matter was completely resolved with no adjustment to our original filing positions for any relevant year.
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
    We have two operating and reportable segments: ATS and CCS. Our ATS segment consists of our ATS end market, and is comprised of our Aerospace and Defense (A&D), Industrial, HealthTech, and Capital Equipment businesses. Our CCS segment consists of our Communications and Enterprise (servers and storage) end markets.
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
    Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue). Revenue is attributed to the segment in which the product is manufactured or the service is performed. Segment income is defined as a segment’s net revenue less its cost of sales and its allocable portion of selling, general and administrative expenses and research and development expenses (collectively, Segment Costs). Identifiable Segment Costs are allocated directly to the applicable segment while other Segment Costs, including indirect costs and certain corporate charges, are allocated to our segments based on an analysis of the relative usage or benefit derived by each segment from such costs. For 2020 — 2022, segment income excludes finance costs (defined in note 16), employee SBC expense, amortization of intangible assets (excluding computer software), and other charges (recoveries) (the components of which are described in note 15), as these costs and charges/recoveries are managed and reviewed by our CEO at the company level. Our segments do not record inter-segment revenue. Although segment income and segment margin are used to evaluate the performance of our segments, we may incur operating costs in one segment that may also benefit the other segment. Our accounting policies for segment reporting are the same as those applied to the Company as a whole.
Information regarding each reportable segment for the periods indicated is set forth below:

Revenue by segment:	Year ended December 31
	2020		2021		2022
		% of Total		% of Total		% of Total
ATS	2,086.3	36%	2,315.1	41%	2,979.0	41%
CCS	3,661.8	64%	3,319.6	59%	4,271.0	59%
Communications revenue as a % of total revenue		42%		40%		40%
Enterprise revenue as a % of total revenue		22%		19%		19%
Total	5,748.1		5,634.7		7,250.0

Segment income, segment margin, and reconciliation of segment income to IFRS earnings before income taxes:	Year ended December 31
	2020		2021		2022
		Segment Margin		Segment Margin		Segment Margin
ATS segment income and margin	$69.7	3.3%	$105.0	4.5%	$140.9	4.7%
CCS segment income and margin	129.3	3.5%	128.9	3.9%	217.1	5.1%
Total segment income	199.0		233.9		358.0

Reconciling items:
Finance costs	37.7		31.7		59.7
Employee SBC expense	25.8		33.4		51.0
Amortization of intangible assets (excluding computer software)	21.8		22.5		37.0
Other charges, net of recoveries (note 15)	23.5		10.3		6.7
IFRS earnings before income taxes	$90.2		$136.0		$203.6

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

The following table details our external revenue allocated by manufacturing location among countries that generated 10% or more of total revenue for the years indicated:

	Year ended December 31
	2020	2021	2022
Thailand	35%	36%	44%
China	20%	16%	11%
Malaysia	*	13%	12%
Canada	*	*	*
* Less than 10%.

    The following table details our allocation of PP&E and ROU assets among countries that represented 10% or more of total PP&E and ROU assets for the years indicated:

	December 31
	2021	2022
China	11%	*
Thailand	16%	18%
United States	22%	25%
Canada	*	*
* Less than 10%.

    The following table details our allocation of intangible assets and goodwill among countries that represented 10% or more of total intangible assets and goodwill for the years indicated:

	December 31
	2021	2022
United States	49%	48%
Singapore	42%	42%
Canada	*	*
* Less than 10%.
Customers:
     Two customers (each in our CCS segment) individually represented 10% or more of total revenue in 2022 (11% for each customer). No individual customer represented 10% or more of total revenue in 2021 or 2020.

At December 31, 2022, we had one customer that individually represented 10% or more of total A/R (in our CCS segment) (December 31, 2021— two customers (each in our CCS segment)).

26. FIRE EVENT:

On June 7, 2022, a fire occurred at our Batam, Indonesia facility. The fire destroyed inventories and damaged a building and equipment located at the site. Our manufacturing operations at the site were briefly paused, but resumed in June 2022. We wrote down inventories destroyed (approximately $94) and a building and equipment damaged (aggregate of $1) by the fire. We expect to fully recover our tangible losses pursuant to the terms and conditions of our insurance policies. In Q4 2022, we recovered $31 of our inventory losses through insurance proceeds. As of December 31, 2022, we recorded an estimated receivable of approximately $64 related to remaining anticipated insurance proceeds in other current assets on our consolidated balance sheet. The write-downs and the offsetting insurance receivable (in equivalent amounts) were each recorded in other charges (recoveries), resulting in no net impact to net earnings in 2022. See note 15. We determined that this event did not constitute an impairment review triggering event for the applicable CGU, and no impairments to our intangibles or goodwill were recorded in connection therewith in 2022.