Form 20-F
period 2023-12-31
CELESTICA INC
filed 2024-03-11
CIK 1030894

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________________________
FORM 20-F
☐  Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2023
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

118,952,174	Subordinate Voting Shares	0	Preference Shares
0	Multiple Voting Shares
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

ii

Part I.
     In this Annual Report on Form 20-F for the year ended December 31, 2023 (referred to herein as "this Annual Report"), "Celestica," the "Corporation," the "Company," "we," "us" and "our" refer to Celestica Inc. and its subsidiaries.
In this Annual Report, the United States is referred to as the "U.S." Unless we indicate otherwise: (i) all dollar amounts are expressed in U.S. dollars; (ii) all references to "U.S.$" or "$" are to U.S. dollars and all references to "C$" are to Canadian dollars; and (iii) any references to a conversion between U.S.$ and C$ is a conversion at the average of the exchange rates in effect for the year ended December 31, 2023. During that period, based on the relevant noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Board of Governors of the U.S. Federal Reserve System, the average daily exchange rate was U.S.$1.00 = C$1.3494. Note that use of the word "including" in this Annual Report means "including, without limitation."
Unless we indicate otherwise, all information in this Annual Report is stated as of February 20, 2024.
Forward-Looking Statements and Risk Factor Summary

Item 3(D), "Key Information — Risk Factors," Item 4, "Information on the Company," Item 5, "Operating and Financial Review and Prospects" and other sections of this Annual Report contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the U.S. Securities Act, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the U.S. Exchange Act, and forward-looking information within the meaning of applicable Canadian securities laws (collectively, forward-looking statements), including, without limitation, statements related to: our priorities, intended areas of focus, targets, objectives and goals (including, but not limited to, those set forth under the caption "Celestica's Strategy" in Item 4(B), the captions "Operating Goals and Priorities" and "Our Strategy" in Item 5, "Operating and Financial Review and Prospects," and the objectives described in Item 16K, "Cybersecurity"); trends in the electronics manufacturing services (EMS) industry and our segments (and/or their constituent businesses), and their anticipated impact; the anticipated impact of current market conditions on each of our segments (and/or their constituent businesses) and near-term expectations; anticipated and potential restructuring and potential divestiture actions; our anticipated financial and/or operating results and outlook; our expectations with respect to insurance recoveries for tangible losses in connection with a 2022 fire at our Batam facility in Indonesia (Batam Fire); our strategies; our credit risk; the potential impact of acquisitions, or program wins, transfers, losses or disengagements; materials, component and supply chain constraints; coronavirus disease 2019 (COVID-19) resurgences or mutations; shipping delays; anticipated expenses, capital expenditures and other working capital requirements and contractual obligations (and intended methods of funding such items); anticipated sublease recoveries; our intended repatriation of certain undistributed earnings from foreign subsidiaries (and amounts we do not intend to repatriate in the foreseeable future); diversity and inclusion, employee engagement, and other environmental, social and governance (ESG) matters; the estimated near-term impact of international tax reform; the potential impact of tax and litigation outcomes; our ability to use certain tax losses; intended investments in our business; the potential impact of the pace of technological changes, customer outsourcing, program transfers, and the global economic environment; the intended method of funding subordinate voting share (SVS) repurchases; the impact of our outstanding indebtedness; liquidity and the sufficiency of our capital resources; our intention to settle outstanding equity awards with SVS; our financial statement estimates and assumptions; recently-issued accounting pronouncements and amendments; the impact of price reductions and longer payment terms; our compliance with covenants under our credit facility; refinancing debt at maturity; interest rates and expense; the potential adverse impacts of events outside of our control (including those described under "External Factors that May Impact our Business" in Item 5) (External Events); mandatory prepayments under our credit facility; pension plan funding requirements and obligations, and the impact of annuity purchases; income tax incentives; accounts payable cash flow levels; accounts receivable sales; our cash generating units with goodwill; our future warranty obligations; cybersecurity threats and incidents; our intentions with respect to environmental assessments for newly-leased or acquired properties; our expectations with respect to expiring leases; the pay-for-performance alignment of our executive compensation program; our intention to retain earnings for general corporate purposes; and costs in connection with our pursuit of acquisitions and strategic transactions. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "continues," "target," "objective," "goal," "project," "potential," "possible," "contemplate," "seek," or similar expressions, or may employ such future or conditional verbs as "may," "might," "will," "could," "should" or "would," or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, where applicable, and applicable Canadian securities laws.

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
•managing our business during uncertain market, political and economic conditions, including among others, global inflation and/or recession, and geopolitical uncertainty and other risks associated with our international operations, including the impact of military actions and conflicts (e.g., the Russia/Ukraine conflict and/or conflicts in the Middle East area, including the Israel/Hamas conflict and those related to the Houthi attacks in the Red Sea (Middle East Conflicts)), increased tensions between mainland China and Taiwan, protectionism and reactive countermeasures, economic or other sanctions, and/or trade barriers;
•shipping delays and increased shipping costs (including as a result of shipping disruptions in the Red Sea);
•managing changes in customer demand;
•our customers' ability to compete and succeed using products we manufacture and services we provide;
•delays in the delivery and availability of components, services and/or materials, as well as their costs and quality, including the scope, duration and impact of materials constraints;
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
•increasing taxes (including as a result of global tax reform), and potential ineffectiveness of related operational adjustments;
•tax audits, and challenges of defending our tax positions;
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
•our total return swap agreement;
•our ability to refinance our indebtedness from time to time;
•our credit rating;
•current or future litigation, governmental actions, and/or changes in legislation or accounting standards;
•volatility in our SVS price;
•the impermissibility of SVS repurchases or a determination not to repurchase SVS under any normal course issuer bid (NCIB);
•potential unenforceability of judgments;
•negative publicity;
•the impact of climate change;
•our ability to achieve our ESG targets and goals, including with respect to climate change and greenhouse gas emissions reduction;
•activist shareholders;
•our eligibility for foreign private issuer status; and
•our potential vulnerability to take-over or tender offer.

The foregoing and other material risks and uncertainties are discussed in our public filings, which can be found at www.sedarplus.com and www.sec.gov, including in this Annual Report, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission (SEC), and as applicable, the Canadian Securities Administrators.
Our forward-looking statements contained in this Annual Report are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include:
•no significant decline in the global economy or in economic activity in our end markets due to a major recession or otherwise;

•growth in manufacturing outsourcing from customers in diversified markets;
•continued growth in the advancement and commercialization of artificial intelligence technologies and cloud computing, supporting sustained high levels of capital expenditure investments by leading hyperscaler customers;
•no unforeseen disruptions due to geopolitical factors (including war) causing significant negative impacts to economic activity, global or regional supply chains or normal business operations;
•no unexpected transfers, losses or disengagements; no unforeseen adverse changes in our mix of businesses;
•no unforeseen adverse changes in the regulatory environment;
•no undue negative impact on our customers' ability to compete and succeed using products we manufacture and services we provide;
•continued growth in our end markets;
•no significant unforeseen negative impacts to our operations (including from mutations or resurgences of COVID-19);
•no unforeseen materials price increases, margin pressures, or other competitive factors affecting the EMS or ODM industries in general or our segments in particular;
•our ability to fully recover our tangible losses caused by the Batam Fire through insurance claims;
•our ability to retain programs and customers;
•the stability of currency exchange rates;
•compliance by third parties with their contractual obligations;
•that our customers will retain liability for product/component tariffs and countermeasures;
•our ability to keep pace with rapidly changing technological developments;
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
as well as assumptions related to the following:
•the scope and duration of materials constraints (i.e., that they do not materially worsen), and their impact on our sites, customers and suppliers;
•fluctuation of production schedules from our customers in terms of volume and mix of products or services;
•the timing and execution of, and investments associated with, ramping new business;
•supplier performance and quality, pricing and terms;
•the costs and availability of components, materials, services, equipment, labor, energy and transportation;
•global tax legislation changes (including accelerated applicability of Pillar Two global minimum tax legislation) and anticipated related operational adjustments;
•the timing, execution and effect of restructuring actions;
•the components of our leverage ratio (as defined in our credit facility);
•anticipated demand levels across our businesses; and
•the impact of anticipated market conditions on our businesses.
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

A.   [Reserved]

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
We depend upon a small number of customers for a substantial portion of our revenue. Our top 10 customers represented 64% of our total revenue in 2023 (each of 2022 and 2021 — 66%). We also remain dependent upon revenue from our Connectivity and Cloud Solutions (CCS) segment, which represented 58% of our consolidated revenue in 2023 (each of 2022 and 2021 — 59%). Notwithstanding the expansion of our Advanced Technology Solutions (ATS) segment and growth in our Hardware Platform Solutions (HPS) business and high-value EMS programs (including with hyperscalers), we remain dependent on our traditional CCS business for a portion of our revenue, which continues to experience slower growth rates, increased pricing pressures and a highly competitive marketplace, including from original design manufacturers (ODMs).
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
Any of the foregoing may adversely affect our margins, cash flow, and our ability to grow our revenue, and may increase the variability of our operating results from period to period. See "Our revenue and operating results may vary significantly from period to period."
We continue to operate in an uncertain global economic and political environment.
Concerns over global economic conditions, financial markets, geopolitical issues, energy costs, inflation, and the availability and cost of credit, have contributed to increased global economic and political uncertainty. The political environment in the U.S., tensions between the U.S. and other countries (including threats of retaliatory action from the Chinese government due to continuing tensions between the U.S. and China), the continuing Russia/Ukraine conflict, Middle East Conflicts, and increased tensions between mainland China and Taiwan, have contributed to such uncertainty. All of the foregoing factors are outside of our control. See "Our operations have been and could continue to be adversely affected by events outside our control," "U.S. policies or legislation could have a material adverse effect on our business, results of operations and financial condition," and "Geopolitical uncertainty, including as a result of the military conflict between Russia and Ukraine and/or the Middle East Conflicts, may adversely affect our business, financial condition and results of operations." Uncertain global economies have adversely impacted, and may continue to unpredictably impact, currency exchange rates. See "We are exposed to translation and transaction risks associated with foreign currency exchange rate fluctuations; hedging instruments may not be effective in mitigating such risks." Financial market instability may result in lower returns on our financial investments, and lower values on some of our assets.
Our operating costs have increased, and may continue to increase, as a result of the recent growth in inflation due to, among other things, the Russia/Ukraine conflict and related international response, and the uncertain economic environment. Although we have been successful in offsetting the majority of our increased costs with increased pricing for our products and services to date, unrecovered increased operating costs in future periods would adversely impact our margins. We cannot predict future trends in the rate of inflation or other negative economic factors or associated increases.
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
Our customers typically do not commit to production schedules for more than 30 to 90 days in advance (however, due to global supply shortages, some customers have provided us with longer commitments), and we often experience volatility in customer orders and inventory levels. Customers may terminate their agreements with us prior to scheduled expiration, fail to renew such agreements upon expiration, or significantly change, reduce or delay the volume of manufacturing or other services they order from us, any of which adversely affect our operating results when they occur. For example, we experienced demand reductions within our Capital Equipment business during 2023. Customers may also shift business to our competitors, in-source programs, or adjust the concentration of their supplier base. The global economic environment, adverse market conditions, political and geopolitical pressures, negative sentiment from our customers' customers or changes made by local governments (such as tax benefits, tariffs or export controls) may also impact our customers' business decisions. These and other factors could adversely affect the rate of outsourcing to EMS providers generally or to us in particular. A significant portion of our revenue can occur in the last month of the quarter, and purchase orders may be subject to change or cancellation, all of which affect our operating results when they occur. Because we cannot predict customer behavior, or if or when adverse market conditions will reverse, our forecasts of customer orders may be inaccurate, and may make it difficult to order appropriate levels of materials, schedule production, and maximize utilization of our manufacturing capacity and resources.
Our customers from time to time change their forecasts, production quantities or product type requirements, or accelerate, delay or cancel production quantities. When customers change production volumes or request different products to be manufactured from those in their original forecast, the unavailability of components and materials for such changes could also adversely impact our revenue and working capital performance. See "We are dependent on third parties to supply certain materials, and our results were negatively affected by the availability of such materials in the past and may be negatively affected by the quality, availability and cost of such materials in the future."
Further, to guarantee continuity of supply for many of our customers, we are required to manufacture and warehouse specified quantities of finished goods. The uncertainty of demand in our customers' end markets, intense competition in our customers' industries and general order volume volatility from time to time result in customers delaying or canceling the delivery of products we manufacture for them or placing purchase orders for lower volumes of products than previously anticipated. This may result in higher than expected levels of inventory, which could in turn have a material adverse impact on our operating results and working capital performance. Although the levels of inventory we carry in any period reflect inventory required to support new program ramps and business growth, inventory levels are also impacted by demand volatility and significant product mix changes, including late changes from customers, as well as materials constraints from suppliers (which persisted in 2023, but to a lesser extent than in 2022). We may not be able to return or re-sell excess inventory resulting from these factors, or we may be required to hold such inventory for a period of time, any of which may result in higher working capital needs (offset in part by customer cash deposits), and/or a requirement to record additional (and higher-than-typical) reserves for excess or obsolete inventory (as occurred in 2022 and 2023). Order cancellations and delays could also lower our asset utilization, resulting in higher levels of unproductive assets, lower inventory turns, and lower margins. See "Our products and services involve inventory risk."
We are dependent on our customers' ability to compete and succeed in the marketplace using products we manufacture and services we provide.
Our operating results are highly dependent upon our customers' ability to compete and succeed in the marketplace using products we manufacture and services we provide. Factors that may adversely affect our customers include: rapid changes in technology; evolving industry standards; seasonal demand; their failure to successfully market, and/or a lack of widespread commercial acceptance of, their products and services; supply chain issues; dramatic shifts in demand which may cause them to lose market share or exit businesses; recessionary periods in our customers' markets; short product lifecycles resulting from continuous improvements in products and services, commoditization of certain products, changes in preferences by end customers, and the emergence of new entrants or competitors with disruptive products, services, or new business models that de-emphasize traditional original equipment manufacturer (OEM) solutions and distribution channels. In addition, certain of our customers have experienced, and may in the future experience, severe revenue erosion, pricing, margin and cash flow pressures, and excess inventories that, in turn, have adversely affected (and in the future may adversely affect) our operating results. If technologies or standards supported by our customers' products and services or their business models become obsolete, are delayed due to regulatory certification, fail to gain widespread acceptance or are canceled, our business would be adversely affected. For example, declines in end-market demand for customer-specific proprietary systems in favor of open systems with standardized technologies has had an adverse impact on certain of our customers, and consequently, our business. See "Our revenue and operating results may vary significantly from period to period."
We are dependent on third parties to supply certain materials, and our results were negatively affected by the availability of such materials in the past and may be negatively affected by the quality, availability and cost of such materials in the future.
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
We have experienced materials constraints from certain suppliers in recent years, due in part to industry-wide shortages for certain electronic components. These constraints were significantly exacerbated by COVID-19 (including as a result of COVID-19-related workforce constraints on the factories of certain of our suppliers) in 2020 to 2022. As we are dependent on our suppliers to prioritize their manufacturing to produce the products we need to fulfill our customer orders, these shortages caused delays in the production of customer products in both of our segments, and in combination with volatile market demand, resulted in adverse impacts on our margins and higher-than-expected levels of inventory in recent years. As global supply shortages for certain components continued during 2023 (although to a lesser extent than in recent prior years), we have been placing purchase orders with longer-than-usual lead times (in some cases in excess of one year), in order to secure materials needed for production. Combined with other supply chain management techniques and collaboration with our customers and suppliers, materials constraints did not have a material impact on our revenues or expenses during 2023. However, we continue to experience extended lead-times for certain components, and adverse impacts of materials constraints will remain a risk to us for at least the near term. Some sub-tier suppliers providing raw materials such as palladium, neon gas and high-grade aluminum are partially dependent on supply from Russia/Ukraine region. In addition, we source some parts from certain suppliers located in Israel. Although the impact of the Russia/Ukraine conflict and the Middle East Conflicts on our supply chain has not been significant to date, we cannot assure that this will continue to be the case, and we may experience, among other impacts, export restrictions and further increases to fuel costs. See "Geopolitical uncertainty, including as a result of the military conflict between Russia and Ukraine and/or the Middle East Conflicts, may adversely affect our business, financial condition and results of operations," and "Our products and services involve inventory risk," as well as Item 5, Operating and Financial Review and Prospects — Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) — "Recent Developments – Segment Environment" and "Liquidity — Contractual Obligations."
Our products and services involve inventory risk.
For most of our products and services, we purchase some, or all, of the required materials and components based on customer forecasts or orders. Although our commercial contracts often obligate our customers to ultimately purchase inventory ordered to support their forecasts or orders, we typically finance these purchases initially. Suppliers may also require us to purchase materials and components in minimum order quantities that may exceed current customer forecast requirements. In addition, a customer's cancellation, delay or reduction of forecasts or orders can result in excess, surplus or obsolete inventory or additional expense to us. Engineering changes by a customer may result in obsolete materials or components. While we attempt to cancel, return or otherwise mitigate excess and obsolete inventory, require customers to reimburse us for these items, put up cash deposits and/or price our services to address related risks, we may not actually be reimbursed in a timely manner or in full, receive adequate cash deposits, be able to collect on these obligations, or fully protect against such risks in our pricing. In addition to increasing inventory in certain instances to support new program ramps and the growth of our business, we have also increased inventory to mitigate the impact of component shortages and longer lead times in recent periods in order to maintain a high level of customer service. This has also led to additional excess and/or obsolete inventory, which has resulted in increased inventory provisions in 2022 and 2023 compared to prior periods, and may result in the need for additional inventory provisions in future periods. Excess or obsolete inventory, the need to acquire increasing amounts of inventory due to shortages, customer demand or otherwise, has and may continue to adversely affect our operating results.
In addition, we provide managed inventory programs for some of our customers under which we hold and manage finished goods or work-in-process inventories. These managed inventory programs may result in higher inventory levels, further reduce our inventory turns and increase our financial exposure with such customers. In addition, our inventory may be held at a customer's facility or warehouse, or elsewhere in a location outside of our control, which may increase the risk of loss. Even though our customers generally have contractual obligations to purchase such inventories from us, we remain subject to customers' credit risks as well as the risk of potential customer default and the need to enforce those obligations.
The semiconductor industry is cyclical and volatile in nature.
The semiconductor industry is highly cyclical and is currently experiencing, and in the past has experienced, significant economic downturns, often in connection with, or in anticipation of, maturing product cycles or a decline in general economic conditions. These downturns are characterized by diminished product demand, lower volumes and rapid erosion of average selling prices, resulting in revenue declines, production overcapacity, and excess inventory. The timing, length and volatility of these cycles are difficult to predict. The quick onset of demand changes, as well as the high level of fixed costs associated with this business, exacerbate the adverse impact of these downturns on our operating results. Actions taken to reduce our costs may be insufficient to align our structure with prevailing business conditions, and we may be unable to invest in R&D and engineering at the levels we believe are necessary to maintain our competitive position. On the other hand, in the event of a significant upturn, we may not be able to expand our workforce and operations in a sufficiently timely manner, procure adequate resources and raw materials, or locate suitable third-party suppliers to respond effectively to changes in demand for our existing products or to the demand for new products requested by our customers. Any of the foregoing may adversely affect our margins, cash flow, and our ability to grow our revenue, and may increase the variability of our operating results from period to period.
A change in the mix of customers and/or the types of products or services we provide could have a material adverse effect on our financial condition and operating results.
The mix of our customers and the type of products or services we provide may have an impact on our financial condition and operating results from period-to-period. For example, a higher concentration of lower-margin programs will have an adverse impact on our operating results in the relevant period. The mix of customers and the products we manufacture from period-to-period is also impacted by, among other things, the pace of technological change, the frequency of customers transferring business among EMS and/or ODM competitors, the constantly changing dynamics of the global economy, the impact of new program wins or program losses or non-renewals, overall demand variability, and limited visibility in technology end markets. See "Our revenue and operating results may vary significantly from period to period." See Item 5, "Operating and Financial Review and Prospects — MD&A — Recent Developments" for a discussion of the impact on our operating results of customer and service mix during 2023. In addition, certain customer agreements require us to provide specific price reductions over the contract term, which negatively impact our financial condition and operating results if they are not offset.
We operate in an industry comprised of numerous competitors and aggressive pricing dynamics.
We operate in a highly competitive industry. Our competitors include large global EMS companies, ODMs that specialize in providing internally-designed products and manufacturing services, smaller EMS companies that often have a regional, product, service or industry-specific focus, as well as component and sub-system suppliers, distributors and/or systems integrators. In addition, our HPS offering may compete with our traditional customers' hardware offerings. Offering products or services that compete with the offerings of our customers may negatively impact our relationship with, or result in a loss of business from, such customers. We face indirect competition from current and prospective customers who decide to manufacture products internally, or insource previously outsourced business. In addition to the foregoing, we face competition from distribution and logistics providers expanding their services across the supply chain.
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
The addition of new customers has also introduced different demand cycles. For example, cloud-based service providers have increased their use of products in our CCS segment in recent periods. These customers and markets are cyclically different from our traditional OEM customers, creating changes to our historical revenue patterns and increasing the complexity of the management of our working capital requirements.
We are subject to interest rate fluctuations.
Borrowings under our credit agreement generally bear interest at a selected rate (depending on the currency of the borrowing and our election for such currency), plus a margin (based on the rate we select and a defined consolidated leverage ratio). Our term loans currently bear interest at term Secured Overnight Financing Rate (SOFR) plus 0.1% (Adjusted Term SOFR) plus a specified margin (2.125% for one term loan and 1.75% for the other). These borrowings expose us to interest rate risks due to fluctuations in these rates and margins, and our interest rate swap agreements only apply to a portion of the total borrowings under our term loans. Significant interest rate fluctuations may adversely affect our business, operating results and financial condition. Also see "We have entered into a total return swap (TRS) agreement in respect of our SVS, which exposes us to certain risks, including SVS price decrease risk, counterparty risk and interest rate risk, any of which could adversely affect our financial condition and/or financial results."
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
In addition, in 2022, the U.S. government imposed additional export controls on certain advanced computing semiconductor chips, integrated circuits, semiconductor manufacturing items and related transactions. These export controls are, in part, intended to restrict China's ability to obtain advanced computing chips, develop and maintain supercomputers, and manufacture advanced semiconductors. The implementation, interpretation and impact on our business of these rules and other regulatory actions taken by the U.S. government is uncertain and evolving. These actions have adversely impacted our Capital Equipment business, and to a lesser extent, our CCS segment. The future adverse impact of these and/or other actions taken by the governments of either the U.S. or China, or both (including in response to continuing tensions), could be material.
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
Customer relationships with emerging companies present special risks because we do not have an extensive product or customer relationship history. There is less demonstration of market acceptance of their products making it harder for us to anticipate requirements than with established customers. Our credit risk on these customers, especially in accounts receivable (A/R) and inventories, and the risk that these customers will be unable to fulfill indemnification obligations to us, are potentially increased.
If we are unable to recruit or retain highly skilled talent, our business could be adversely affected.
The recruitment of personnel in the EMS and ODM industries is highly competitive. We believe that our future success depends, in part, on our ability to attract and retain highly skilled executive, technical and management talent in the various geographies in which we operate. Competitive dynamics, as well as the time required to replace or redistribute responsibilities related to the loss of the services of certain executive, management and technical employees, individually or in the aggregate, could have a material adverse effect on our operations, and there can be no assurance that we will be able to retain their services. Regional competitive dynamics may also impact our ability to retain and acquire talent. Organizational changes may impact our relationships with customers, vendors, and employees, potentially resulting in loss of business, loss of vendor relationships, and the loss of key employees or declines in employee productivity. Uncertainties associated with any senior management transitions could lead to concerns from current and potential third parties with whom we do business, any of which could hurt our business prospects. Turnover in key leadership positions within the Company, or any failure to successfully integrate key new hires or promoted employees, may adversely impact our ability to manage the Company efficiently and effectively, could be disruptive and distracting to management and may lead to additional departures of existing personnel, any of which could have a material adverse effect on our business, operating results, financial results and/or internal control over financial reporting.
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
Our quarterly and annual results may vary significantly depending on various factors, certain of which are described below, and many of which are beyond our control:
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
As we expand our business, open new sites, enter into new markets, products and technologies, invest in research, design and development, acquire new businesses or capabilities, transfer business within our network, consolidate certain operations, and/or introduce new business models or programs, we may encounter difficulties that result in higher than expected costs associated with such activities. Potential difficulties related to such activities include our ability: to manage growth effectively; to maintain existing business relationships during periods of transition; to anticipate disruptions in our operations that may impact our ability to deliver to customers on time, produce quality products and ensure overall customer satisfaction; and to respond rapidly to changes in customer demand or volumes. For example, our profitability was adversely impacted during 2021 as a result of significant reduced demand in our aerospace and defense (A&D) business, due in part to COVID-19, requiring cost reduction actions to appropriately adjust our cost base.
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
As part of our strategy to enhance our end-to-end service offerings, we intend to expand our design and engineering capabilities. Providing these services may expose us to different or greater potential risks than those we face when providing our manufacturing services. Our design services require significant investments in R&D, technology licensing, testing and tooling equipment, patent applications and talent recruitment. Our margins may be adversely impacted if we incur higher than expected investment costs, or if our customers are not satisfied with our progress, or do not approve our completed designs. In addition, our design activities often require the purchase of inventory for initial production runs before we have a firm purchase commitment from a customer. Furthermore, we face increased competition with respect to this offering, as well as the recruitment of our HPS talent, from ODMs and other companies providing similar services. As we continue to grow our HPS business globally to increase capacities and capabilities for network resilience, costs required to support our design and engineering capabilities are expected to increase and may adversely impact our profitability. In addition, some of the products we design and develop must satisfy safety and regulatory standards and/or receive government certifications. If we fail to obtain these approvals or certifications on a timely basis, we would be unable to sell these products, which would harm our revenues, profitability and reputation.
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
If a key supplier, or any company within such supplier's supply chain, experiences financial or other difficulties, such difficulties may affect their ability to supply us with materials, components or services, which could halt or delay the production of a customer's products, and/or have a material adverse impact on our operations, financial results, and customer relationships. In addition, our ability to collect outstanding A/R depends, in part, on the financial strength of our customers. See Item 5, "Operating and Financial Review and Prospects — MD&A — External Factors that May Impact our Business" for further detail. At December 31, 2023, two customers individually represented 10% or more of total A/R (December 31, 2022 — one customer; December 31, 2021 — two customers). If a customer bankruptcy occurs, our profitability may be adversely impacted if affected A/R are in excess of our allowance for doubtful accounts. Additionally, our future revenues could be adversely impacted by a customer bankruptcy. Inability to collect A/R and/or the loss of one or more major customers could adversely impact our operating results, financial position and cash flows. We cannot reasonably determine the extent to which a customer or supplier may have financial difficulties, or whether we will be required to adjust customer pricing, payment terms and/or the amounts we pay to suppliers for materials and components.
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
Any significant use of cash (for future acquisitions or otherwise) would adversely impact our cash position and liquidity. In addition, we may choose to issue debt securities or otherwise incur additional debt to fund future acquisitions or otherwise fund our operations. Any additional incurrence of debt (either through the issuance of debt securities or through a new or refinanced credit facility) would increase our debt leverage and debt service requirements (necessitating the use of additional cash flow for this purpose), may reduce our debt agency ratings, may further adversely impact our ability to fund future acquisitions and/or respond to unexpected capital requirements, may impose additional restrictions on our operations, and may have a variety of additional adverse effects, including, but not limited to, those described in "We have incurred substantial third-party debt to fund acquisitions, which has increased our debt service requirements, may reduce our ability to fund future acquisitions and/or to respond to unexpected capital requirements, and may have other adverse impacts on our business." To the extent we sell equity or convertible debt securities, the issuance of these securities (the pricing of which would be subject to market conditions at the time of issuance) could result in material dilution to our stockholders. Sales of our equity securities or convertible debt, or the perception that these sales could occur, could also cause the market price for our SVS to fall, and new securities could have rights, preferences and privileges senior to the holders of our SVS.
Our operations have been and could continue to be adversely affected by events outside our control.
Our operations and those of our customers, component suppliers and/or our logistics partners may be disrupted by global or local events outside our control, including: natural disasters, fires and related disruptions (including the Batam Fire); political instability; increased political tension between countries (including threats of retaliatory action from the Chinese government due to continuing tensions between the U.S. and China, and increased tensions between mainland China and Taiwan); geopolitical dynamics; terrorism; armed conflict (including the Russia/Ukraine conflict and the Middle East Conflicts); labor or social unrest; criminal activity; disease or illness (including mutations or resurgences of COVID-19) that affects local, regional, national or international economies; unusually adverse weather conditions (including those caused by climate change), such as hurricanes, tornados, other extreme storms, wildfires, droughts and floods; cybersecurity incidents (see "Our operations and our customer relationships may be adversely and materially affected by disruptions to our information technology (IT) systems, including disruptions from cybersecurity breaches of our IT infrastructure"); and other risks present in the jurisdictions in which we, our customers, our suppliers and/or our logistics partners operate. These types of events could disrupt operations at one or more of our sites or those of our customers, component suppliers and/or our logistics partners, with the impact of the event potentially magnified in areas where we or they have multiple facilities in close proximity. These events could also lead to higher costs or supply shortages, and may disrupt the delivery of components to us or our ability to provide finished products or services to our customers, any of which could (and in the case of materials constraints, have in the past and may in the future) adversely affect our operating results materially. We carry insurance to cover damage to our sites and interruptions to our operations, including those that may occur as a result of natural disasters, such as flooding, earthquakes or other events. Our insurance policies, however, are subject to deductibles, coverage limitations and exclusions, and may not provide adequate (or any) coverage should such events occur. Such events could also impact our insurance premiums. In addition, some of our facilities possess certifications or unique equipment necessary to work on specialized products that our other locations lack. If work is disrupted at one of these facilities as a result of the foregoing events or otherwise, it may be impractical or we may be unable to transfer such specialized work to another facility without significant costs and delays. Thus, any disruption in operations at a facility possessing specialized certifications or equipment could adversely affect our ability to provide products and services to our customers, and potentially have a negative affect our relationships and financial results.
Our business and operations could be materially and adversely affected by the effects of a widespread outbreak of a contagious disease or other adverse public health developments. These effects could (and with respect to COVID-19, did) include disruptions or restrictions on our employees' and other service providers' ability to travel, as well as temporary closures of our facilities or the facilities of our customers, suppliers, or other vendors in our supply chain, including single source suppliers, and shipping delays and premiums. In addition, a significant outbreak of contagious diseases in the human population could (and with respect to COVID-19, did) result in a widespread health crisis that adversely affects the economies and financial markets of many countries, resulting in an economic downturn that affects demand for our end customers' products and in turn adversely impacts our operating results.
Increased international political volatility, including changes to previously accepted trading or other government policies or legislation in the U.S. and Europe, instability in parts of Europe and the Middle East, as well as the ongoing refugee crisis, anti-immigrant activities, social unrest and fears of terrorism, enhanced national security measures, armed conflicts (including those between Russia and Ukraine, and the Middle East Conflicts), security issues at the U.S./Mexico border related to illegal immigration or criminal activities associated with illegal drug activities, labor or social unrest, strained international relations, including tensions between the U.S. and other countries, and any related decline in consumer confidence arising from these and other factors may materially hinder our ability to conduct business, or may reduce demand for our products or services. Any escalation in these events or similar future events may disrupt our operations or those of our customers and suppliers and could adversely affect the availability of materials needed to manufacture our products or further disrupt the means to transport those materials to manufacturing sites and finished products to customers. Changes in policies by the U.S. or other governments could negatively affect our operating results due to changes in duties, tariffs or taxes, or limitations on currency or fund transfers, as well as government-imposed restrictions on producing certain products in, or shipping them to, specific countries.
The foregoing events have had and may in the future have an adverse impact on the U.S. and global economy in general, and on consumer confidence and spending, which may adversely affect our revenue and financial results. Such events could increase the volatility of the market price of our securities and may limit the capital resources available to us and/or our customers and suppliers. Also see "We continue to operate in an uncertain global economic and political environment," "U.S. policies or legislation could have a material adverse effect on our business, results of operations and financial condition," "Our ability to successfully manage unexpected changes or risks inherent in our global operations and supply chain may adversely impact our financial performance," "Geopolitical uncertainty, including as a result of the military conflict between Russia and Ukraine and/or the Middle East Conflicts, may adversely affect our business, financial condition and results of operations," and Item 5, "Operating and Financial Review and Prospects — MD&A — External Factors that May Impact our Business."
We rely on a variety of contracted or common carriers to transport raw materials and components from our suppliers to us, and to transport our products to our customers. The use of contracted or common carriers is subject to a number of risks, including increased costs due to rising energy prices and labor, vehicle and insurance costs; hijacking and theft resulting in lost shipments; delivery delays resulting from port congestion and labor shortages and/or strikes; and other factors beyond our control. Although we attempt to mitigate our liability for any losses resulting from these risks through the use of multiple carriers and modes of transport, as well as insurance, any costs or losses relating to shipping or shipping delays that cannot be mitigated, avoided or passed on to our customers could reduce our profitability, require us to manufacture replacement products or damage our relationships with our customers. Although we have incurred some increased shipping expenses and delays as a result of the Middle East Conflicts, such increases and delays have not been significant to date. However, we cannot assure that this will continue to be the case.
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
In addition to government regulations and industry standards, our customers may require us to comply with their own climate change, social responsibility, conflict minerals, quality or other business policies or standards, which may be more restrictive than current laws and regulations and our pre-existing policies. Such policies or standards may be customer-driven, established by the industries in which we operate, or imposed by third party organizations. For example, we are a member of the Responsible Business Alliance (RBA). The RBA is a non-profit coalition of companies that, among other things, establishes standards for its members in responsible and ethical practices in the areas of labor, environmental compliance, employee health and safety, ethics and social responsibility. Our compliance with these policies, standards and third-party certification requirements could be costly, and our failure to comply could adversely affect our operations, customer relationships, reputation and profitability.
We have incurred substantial third-party debt to fund acquisitions, which has increased our debt service requirements, may reduce our ability to fund future acquisitions and/or to respond to unexpected capital requirements, and may have other adverse impacts on our business.
Our outstanding indebtedness, together with the mandatory prepayment provisions of our credit facility, require us to dedicate a portion of our cash flow to make interest and principal payments on such indebtedness, thereby limiting the availability of our cash flow for other purposes, and may reduce our ability to fund future acquisitions and/or to respond to unexpected capital requirements. Such indebtedness (which may increase if we are unable to sell desired amounts under our uncommitted A/R sales program or supplier financing programs) may also: require us to pursue additional term financing for potential investments, which may not be available on acceptable terms or at all; limit our ability to obtain additional financing for working capital, business activities, and other general corporate requirements; limit our ability to refinance our indebtedness on terms acceptable to us or at all; limit our flexibility to plan for and adjust to changing business and market conditions; and increase our vulnerability to general adverse economic and industry conditions. In addition, such indebtedness could have a variety of other adverse effects, including: (i) default and foreclosure on our assets if we have insufficient funds to repay the debt obligations; (ii) acceleration of such indebtedness or cross-defaults if we breach financial or other covenants under applicable debt agreements and such breaches are not waived; (iii) increased vulnerability to adverse changes in competitive conditions or government regulation; and (iv) other disadvantages compared to our competitors who have less debt. Our credit facility also prohibits share repurchases for cancellation if our leverage ratio (as defined in such facility) exceeds a specified amount.
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
Because we generate a portion of our revenue from contracts with the U.S. government and government agencies, our results of operations could be adversely affected by relevant spending caps or changes in budgetary priorities, as well as by delays in the budget process, program starts, or the award of contracts or orders. Current U.S. government spending levels for defense-related and other programs may not be sustained in future periods, including as a result of budgetary constraints, spending cuts, and/or uncertain funding of programs. Spending and program authorizations may not increase or may decrease or shift to programs in areas in which we do not provide services or are less likely to be awarded contracts. Such changes in spending authorizations and budgetary priorities may occur as a result of shifts in spending priorities from defense-related and other programs as a result of competing demands for federal funds and the number and intensity of military conflicts or other factors. A significant decline in overall U.S. government spending, a significant shift in spending priorities, the substantial reduction or elimination of particular defense-related programs, or significant budget-related delays in contract or task order awards for large programs could adversely affect our future revenue and limit our growth prospects.

Geopolitical uncertainty, including as a result of the military conflict between Russia and Ukraine and/or the Middle East Conflicts, may adversely affect our business, financial condition and results of operations.
The Russia/Ukraine conflict, the Middle East Conflicts, other hostilities or armed conflicts, or any related interruption or curtailment of trade or transport among the countries where our and our customers' facilities are located, could adversely affect our business, financial condition and results of operations. Further, political, economic and military instability in these or other regions could lead to an increase in cyberattacks and disruptions and instability in global markets (including increases in inflation rates, increases in energy prices and adverse effects on currency exchange rates and financial markets), supply chains and industries that could negatively impact our business, financial condition and results of operations. Although the impact of the Russia/Ukraine conflict and the Middle East Conflicts on our supply chain has not been significant to date, we cannot assure that this will continue to be the case. It is not possible to predict the long-term implications of these or other conflicts. Further, tensions between mainland China and Taiwan have escalated in recent periods. Geopolitical changes in China-Taiwan relations, or conflict between China and Taiwan could disrupt our supply chain for semiconductors and other electronic components or the operations of our suppliers, limit access to key ports, and/or result in potential international sanctions, any of which could adversely affect our results of operations or increase our costs. Any such disruptions may also magnify the impact of other risks described in this "Risk Factors" section.
Changes to our operating model may adversely affect our business.
We continuously work to improve our productivity, quality, delivery performance and flexibility through various operational initiatives. Implementation of these initiatives, however, presents a number of risks, including: (i) failure to achieve anticipated margin improvements from such actions; (ii) actual or perceived disruption of service or reduction in service levels to customers; (iii) potential adverse effects on our internal control environment with respect to general and administrative functions during transitions resulting from such initiatives; (iv) actual or perceived disruption to suppliers, distribution networks and other important operational relationships and the inability to resolve potential conflicts in a timely manner; (v) diversion of management attention from ongoing business activities and strategic objectives; and (vi) failure to retain key employees. Because of these and other factors, we cannot predict whether we will fully realize the purpose and anticipated benefits or cost savings of these initiatives and, if we do not, our business and results of operations may be adversely affected. Furthermore, adverse changes to our business may require additional restructuring or reorganization activities in the future. See "We have incurred significant restructuring charges in the past, and expect to incur further restructuring charges during 2024; we may not achieve some or all of the expected benefits from our restructuring activities, these activities may adversely affect our business, and additional restructuring actions may be required once currently-contemplated actions are complete."
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
We have sites in the following countries: Canada, the U.S., China, Ireland, Japan, Laos, Malaysia, Mexico, Romania, Singapore, South Korea, Spain, Indonesia, India, the Philippines and Thailand. During 2023, approximately 80% of our revenue was produced at locations outside of North America. We also purchase the majority of our components and materials from international suppliers.
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
•limitations on imports or exports of components or products, or other trade sanctions;
•changes in logistics costs;
•changes in the availability, lead time, and cost of components and materials;
•weaker laws protecting intellectual property rights and/or greater difficulty enforcing such rights;
•global economic, political and/or social instability, including armed conflict and military actions (including the Russia/Ukraine conflict and the Middle East Conflicts), protectionism and reactive countermeasures, economic or other sanctions or trade barriers;
•potential restrictions on the transfer of funds and/or other restrictive actions by foreign governments;
•the effects of terrorist activity;
•natural disasters, fires and epidemics (including mutations or resurgences of COVID-19); and
•global currency fluctuations.
Any of these risks could disrupt the supply of our components or materials, slow or stop our production, and/or increase our costs. Although we have incurred some increased shipping expenses and delays as a result of the Middle East Conflicts, such increases and delays have not been significant to date. However, there can be no assurance that this will continue to be the case. Compliance with trade and foreign tax laws may increase our costs and actual or alleged violations of such laws could result in enforcement actions or financial penalties that could result in substantial costs. In addition, the introduction or expansion of certain social programs in foreign jurisdictions may increase our costs, and certain supplier's costs, of doing business.
In particular, a portion of our manufacturing, design, support and storage operations are conducted in our facilities in China. Revenues associated with our China operations account for 7% of total revenue in 2023 (2022 — 11%; 2021 — 16%). Therefore, our business, financial condition and results of operations may be adversely affected by economic, political, legal, regulatory, competitive and other factors in China. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement and control over economic growth. In addition, our operations in China are governed by Chinese laws, rules and regulations, some of which are relatively new. The Chinese legal system continues to rapidly evolve, which may result in uncertainties with respect to the interpretation and enforcement of Chinese laws, rules and regulations that could have a material adverse effect on our business. China experiences high turnover of direct labor in the manufacturing sector, and engineers in our design centers, due to the intensely competitive and fluid market for labor, and the retention of adequate labor is a challenge. If our labor turnover rates are higher than we expect, or we otherwise fail to adequately manage our labor needs, then our business and results of operations could be adversely affected. We are also subject to risks associated with our subsidiaries organized in China. For example, regulatory and registration requirements and government approvals affect the financing that we can provide to our subsidiaries. If we fail to receive required registrations and approvals to fund our subsidiaries organized in China, or if our ability to remit currency out of China is limited, then our business and liquidity could be adversely affected.
In addition, international trade disputes with China have resulted in increased tariffs and other measures that have, and may continue to, adversely affect the Company's business. U.S. technology export controls with respect to China have adversely impacted our Capital Equipment business, and to a lesser extent, our CCS segment. More generally, changes to, among other things, laws or policies in the U.S. regarding foreign trade, import/export duties and controls, tariffs or taxes, manufacturing and/or investments, or other events outside of our control, could materially adversely affect our U.S. and foreign operations. See "U.S. policies or legislation could have a material adverse effect on our business, results of operations and financial condition," "Our operations have been and could continue to be adversely affected by events outside our control," and Item 5, "Operating and Financial Review and Prospects — MD&A — External Factors that May Impact our Business."
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
We conduct business operations in a number of countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our income tax expense could increase significantly if certain tax incentives from which we benefit are retracted or are rendered ineffective as a result of applicable global minimum tax legislation. A retraction could occur if we fail to satisfy the conditions on which these tax incentives are based, or if they are not renewed or replaced upon expiration. Our income tax expense could also increase if tax rates applicable to us in such jurisdictions are otherwise increased, or due to changes in legislation or administrative practices. Changes in our outlook in any particular country could impact our ability to meet the required conditions. See Item 5, "Operating and Financial Review and Prospects — MD&A — Operating Results — Income taxes" and note 19 to the Consolidated Financial Statements in Item 18 for a discussion of our existing tax incentives, and a challenge to our Romanian tax position.

We develop our tax filing positions based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions currently in effect in the jurisdictions in which we have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect. If the global minimum tax rules are substantively enacted in Canada, they are expected to, among other things, increase our cash tax expense, audit risk, and our worldwide corporate effective tax rate. In addition, the Organization for Economic Cooperation and Development continues to issue guidelines and proposals related to Base Erosion and Profit Shifting which may result in further legislative changes that could reshape international tax rules in numerous countries and negatively impact our effective tax rate. We cannot predict the outcome or timing of any specific legislative proposals or initiatives, and we cannot provide assurance that any such legislation or initiative will not apply to us. In addition, we cannot assure that operational adjustments will be sufficient to mitigate the impact of such legislation, in part or at all. Legislation or other changes in U.S. and/or international tax laws could increase our tax liability or adversely affect our overall profitability and results of operations. See Item 5, "Operating and Financial Review and Prospects — MD&A — Operating Results — Income taxes" and note 19 to the Consolidated Financial Statements in Item 18 for a discussion of the estimated incremental impact of global minimum tax (Pillar Two) legislation on our income tax expense for Q1 2024 should such legislation become applicable to our reporting periods commencing January 1, 2024.
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
At December 31, 2023, a significant portion of our cash and cash equivalents was held by foreign subsidiaries outside of Canada, a large part of which may be subject to withholding taxes upon repatriation under current tax laws. We repatriated in 2023, and currently expect to repatriate in the foreseeable future, an aggregate of approximately $480 million from various foreign subsidiaries (2022 — approximately $320 million).
Our operations and our customer relationships may be adversely and materially affected by disruptions to our information technology (IT) systems, including disruptions from cybersecurity breaches of our IT infrastructure.
As a complex, global company, we are heavily dependent on our IT systems to support our customers' requirements and to successfully manage our business. Any inability to successfully manage the procurement, development, implementation, execution or maintenance of such systems, including matters related to system and data security, cybersecurity, privacy, reliability, compliance, performance and access, as well as any inability of these systems to fulfill their intended purpose, could have an adverse and material effect on our business.
We are increasingly reliant on IT networks and systems, including our own, those of third-party service providers and those of our customers (through "operate-in-place" arrangements), to process, transmit and store electronic information. In particular, we depend on our IT infrastructure for a variety of functions, including (among others), product manufacturing, worldwide financial reporting, inventory and other data management, procurement, invoicing, employee payroll and benefits administration, and email communications. All of these systems are susceptible to outages due to fire, floods, power loss, telecommunications failures, terrorist attacks, sabotage and similar events. These systems are also susceptible to cybersecurity threats and incidents, ranging from uncoordinated individual attempts to gain unauthorized access to our IT systems to sophisticated and targeted measures known as 'advanced persistent threats', and may include industrial espionage attacks, data theft, malware, phishing, ransomware attacks (which are becoming increasingly prevalent), or other cybersecurity threats or incidents. Similarly, third parties and infrastructure in our supply chain may become compromised or contain exploitable defects (of which we may be unaware) that could result in a breach or disruption of our systems and networks or the systems or networks of third parties that support us. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. Moreover, supply chain attacks have increased in frequency and severity, and we cannot guarantee that third parties in our supply chain have not been compromised or that their systems or networks are free from exploitable defects or bugs that could result in a breach of or disruption to our platform, systems, and networks or the systems and networks of third parties that support us and our services. We are also reliant on third-party and open source software that may contain bugs, vulnerabilities, or errors that could be exploited or disclosed before a patch or fix is available. We believe attempts to gain unauthorized access through the Internet or to introduce malicious software to our information systems are increasing in number and in technical sophistication.
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
We have incurred significant restructuring charges in the past, and expect to incur restructuring charges during 2024; we may not achieve some or all of the expected benefits from our restructuring activities, these activities may adversely affect our business, and additional restructuring actions may be required once currently-contemplated actions are complete.
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
We record impairment charges when we determine that the carrying amount of our assets, or related cash generating unit or units (CGUs), may not be recoverable (last recorded in 2015). We have also recorded charges (including during 2021 — 2023) to accelerate the depreciation of specified assets in connection with our restructuring actions (described in note 15 to the Consolidated Financial Statements in Item 18). Determining the recoverable amount of our assets and CGUs is subjective and requires management to exercise significant judgment in estimating future growth, profitability, discount and terminal growth rates, and in projecting future cash flows, among other factors, including the impact of market conditions on management's assumptions. Future events and changing market conditions may impact our assumptions as to prices, costs, or other factors that may result in changes to our estimates of future cash flows, which may in turn result in impairment charges, which could be substantial and adversely affect our financial results. Factors that might reduce the recoverable amount of these assets below their respective carrying values include declines in our stock price and market capitalization, reduced future cash flow estimates, slower growth rates, or significant operating losses in any of our businesses. Sustained market price decreases, demand softness, and/or failure to realize future revenue at an appropriate profit margin in any CGU could negatively impact our operating results, including the incurrence of restructuring charges and/or impairment losses for such CGU or operating losses for the relevant business. Similar risks apply to assessing the recoverability of our deferred tax assets.
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
Our HealthTech business is subject to regulation by the U.S. Food and Drug Administration, Health Canada, the European Medicines Agency, and similar regulatory bodies in other jurisdictions, relating to the medical devices and hardware we manufacture for our customers. Our sites that deliver products to the healthcare industry are certified or registered in applicable quality management standards. We are required to comply with various statutes and regulations related to the design, development, testing, manufacturing and labeling of our medical devices. Any failure to comply with these regulations could result in fines, injunctions, product recalls, import detentions, additional regulatory controls, suspension of production, and/or the shutting down of one or more of our sites, among other adverse outcomes. Failure to comply with these regulations may also materially affect our reputation and/or relationships with customers and regulators.
We provide design, engineering and manufacturing related services to our customers in the A&D business. As part of these services, we are subject to substantial regulation from government agencies including the U.S. Department of Defense (DOD) and the U.S. Federal Aviation Administration. Our A&D sites are certified in quality management standards applicable to the A&D industry. Failure to comply with these regulations or the loss of any of our quality management certifications may result in fines, penalties and injunctions, and could prevent us from executing on current or winning future contracts, any of which may materially adversely affect our financial condition and operating results. In addition to quality management standards, there are several other U.S. regulations with which we are required to comply, including the Federal Acquisition Regulations (FAR), which provides uniform policies and procedures for acquisition; the Defense Federal Acquisition Regulation Supplement, a DOD agency supplement to the FAR that provides DOD-specific acquisition regulations that DOD government acquisition officials, and those contractors doing business with DOD, must comply with in the procurement process for goods and services; and the Truth in Negotiations Act, which requires full and fair disclosure by contractors in the conduct of negotiations with the government and its prime contractors. These rules are complex, our performance under them is subject to audit by the U.S. Defense Contract Audit Agency, the U.S. Office of Federal Contract Compliance Programs and other government regulators, and in most cases must be complied with by our suppliers. If an audit or investigation reveals a failure to comply with regulations, we could become subject to civil or criminal penalties and administrative sanctions by either the government or the prime customer, including government pre-approval of our government contracting activities, termination of the contract, payment of fines and suspension or debarment from doing further business with the U.S. government. Any of these actions could increase our expenses, reduce our revenue and damage our reputation as a reliable U.S. government supplier. We are also subject to the export control laws and regulations of the countries in which we operate, including, but not limited to, the U.S. International Traffic in Arms Regulations and the Export Administration Regulations.

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
As a public company, we are subject to stringent laws, regulations and other requirements, including the U.S. Sarbanes-Oxley Act and the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank), affecting, among other areas, our accounting, internal controls, corporate governance practices, securities disclosures and reporting. For example, due to our complex supply chain, compliance with Dodd-Frank diligence, disclosure and reporting requirements with respect to defined "conflict minerals" is time-consuming and costly. If we are unable to ascertain the origins of all such minerals used in the manufacturing of our products through the due diligence procedures we implement, we may be unable to satisfy our customers' certification requirements. This may harm our reputation, damage our customer relationships and result in a loss of revenue. If the SEC rules or other new social or environmental standards limit our pool of suppliers in order to produce "conflict free" or "socially responsible" products, or otherwise adversely affect the sourcing, supply and pricing of materials used in our products, we could also experience cost increases and a material adverse impact on our operating results. Further, on March 6, 2024, the SEC adopted broad rules requiring significant new climate-related information in specified SEC filings. Although we have not yet assessed the impact of the new rules, as with any increase in reporting requirements, they can be expected to require increased compliance costs, management attention and administrative effort. We cannot currently assess whether these requirements will also have an impact on our environmental goals or targets..
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
Volatility in our business can result in significant SVS price and volume fluctuations. Factors such as changes in our financial estimates or operating results, buy/sell recommendations by securities analysts, the timing of announcements by us or our competitors concerning significant product developments, acquisitions or financial performance, other events affecting companies in the electronics industry, currency fluctuations, general market fluctuations, macro-economic conditions, general stock market conditions, substantial sales of our SVS and/or other external factors may cause the market price of our SVS to decline. In addition, if our operating results do not meet the expectations of securities analysts or investors, the price of our SVS could decline. Furthermore, the existence of our NCIB may cause our SVS price to be higher than it would be in the absence of such a program, and repurchases under the NCIB expose us to risks resulting from a reduction in the size of our "public float," which may reduce our trading volume as well as our SVS price.
There can be no assurance that we will continue to repurchase SVS for cancellation.
Although we currently have an NCIB in effect, whether we repurchase SVS under such NCIB for cancellation, and the amount and timing of any such repurchases, is subject to the restrictions under our credit facility, capital availability and periodic determinations by our Board of Directors (Board) that SVS repurchases are in the best interest of our shareholders and are in compliance with all applicable laws and agreements. Any future permitted SVS repurchases, including their timing and amount, may be affected by, among other factors: our consolidated leverage ratio (as defined in our credit facility); our views on potential future capital requirements for strategic transactions, including acquisitions; debt service requirements; our credit rating; changes to our business model; and/or changes to applicable tax laws or corporate laws. Canada has proposed legislation that would impose a 2% equity buyback tax for net equity repurchase transactions that occur on or after January 1, 2024, subject to certain exceptions and anti-avoidance provisions. The impact of this legislation, if and when enacted (or other changes in Canadian tax laws), cannot be predicted with certainty, but may, among other things, limit the number of shares we repurchase under our NCIBs. In addition, the amount we spend and the number of SVS we are able to repurchase for cancellation under any NCIB or substantial issuer bid may further be affected by a number of other factors, including the SVS we arrange to be purchased by non-independent brokers to satisfy stock-based compensation awards, the price of our SVS and blackout periods in which we are restricted from repurchasing SVS. Our SVS repurchases may change from time to time, and even if permitted under our credit facility, we cannot provide assurance that we will continue to repurchase SVS for cancellation in any particular amounts or at all. A reduction in or elimination of our SVS repurchases could have a negative effect on our stock price.
Potential unenforceability of judgments.
We are incorporated under the laws of the Province of Ontario, Canada. Two of our directors, and one of our executive officers are residents of Canada. Also, a substantial portion of our assets and the assets of these persons are located outside of the U.S. As a result, it may be difficult to effect service of process within the U.S. upon those directors or officers who are not residents of the U.S, or to enforce judgments in the U.S. obtained in courts of the U.S. It may also be difficult for shareholders to enforce a U.S. judgment in Canada predicated upon the civil liability provisions of U.S. federal or state securities laws or to succeed in a lawsuit in Canada based only on U.S. federal or state securities laws.
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
There is increasing concern that a gradual increase in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere has, and will continue to, cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Changes in weather patterns and an increased frequency, intensity and duration of extreme weather conditions could, among other things, impair our production capabilities, disrupt the operation of our supply chain, and impact our customers and their demand for our services. There are inherent climate-related risks regardless of where we conduct our business. Climate-change-related weather events could negatively impact any of our locations or the locations of our customers, and may cause us to experience work stoppages, project delays, financial losses and/or additional costs to resume operations, including increased insurance costs or loss of coverage, legal liability and reputational losses. Further, the risks caused by climate change span across the industry sectors we serve, including A&D, Industrial, HealthTech, Capital Equipment, Communications and Enterprise. The direct physical risks that climate change poses to infrastructure through chronic environmental changes, such as rising sea levels and temperatures, and acute events, such as hurricanes, droughts and wildfires, is common to each of these sectors. Infrastructure owners could face increased costs to maintain their assets, which could result in reduced profitability and fewer resources for strategic investment. These types of physical risks could in turn lead to transitional risks, including market and technology shifts, including decreased demand for our services and solutions, reputational risks, such as how our sustainability practices are viewed by external and internal stakeholders, and policy and legal risks, including the extent to which climate-change-related initiatives are driven by the governments in which we operate around the globe. As a result, the effects of climate change could have a long-term material adverse impact on our business, results of operations and financial condition. See "Our operations have been and could continue to be adversely affected by events outside our control," and "Our business and operations could be adversely impacted by environmental, social and governance (ESG) initiatives."
Our business and operations could be adversely impacted by environmental, social and governance (ESG) initiatives.
Concern over climate change has led to international legislative and regulatory initiatives directed at limiting carbon dioxide and other greenhouse gas (GHG) emissions. Proposed and existing efforts to address climate change by reducing GHG emissions could directly or indirectly affect our costs of energy, materials, manufacturing, distribution, packaging and other operating costs, which could adversely impact our business and financial results. In addition, governmental bodies are increasingly adopting and proposing additional mandatory climate-related reporting obligations. Complying with any new applicable reporting requirements will require increased corporate, operational, and administrative efforts, and result in increased costs and expenses.
Further, certain investors are placing a greater emphasis on non-financial factors, including ESG factors, when evaluating investment opportunities. Although we actively manage a broad range of ESG matters, including the potential impact of our business on society and the environment, and matters relating to diversity and inclusion, there can be no certainty that we will manage such issues effectively, or that we will successfully meet society's expectations in this regard. The perception of our operations held by our shareholders, potential investors, suppliers, customers, other stakeholders, or the communities in which we do business may depend, in part, on the ESG standards we have chosen to aspire to meet, whether or not we meet these standards on a timely basis or at all, and whether or not we meet external ESG factors they deem relevant. In addition, notwithstanding our achievements in these regards, the subjective nature and wide variety of methods and processes used by various stakeholders, including investors, to assess a company with respect to ESG criteria can result in the perception of negative ESG factors or a misrepresentation of our ESG policies and practices. In addition, by electing to set and publicly share our ESG standards, our business may face increased scrutiny related to ESG activities. As a result, our reputation could be harmed if we fail to act effectively in the areas in which we report. In addition, our failure to achieve progress on our ESG policies and practices on a timely basis, or at all, or to meet ESG criteria set by third parties, could adversely affect our SVS price, business, financial performance, or growth.
Our business could be impacted as a result of actions by activist shareholders or others.
We may be subject, from time to time, to legal and business challenges in the operation of our company due to actions instituted by activist shareholders or others. Responding to such actions could be costly and time-consuming, may not align with our business strategies and could divert the attention of our Board and senior management from the pursuit of our business strategies. Perceived uncertainties as to our future direction as a result of shareholder activism may lead to the perception of a change in the direction of the business or other instability and may make it more difficult to attract and retain qualified personnel and business partners and may affect our relationships with vendors, customers and other third parties.
We may lose our foreign private issuer status.
We are a foreign private issuer, and are therefore not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. If more than 50% of our outstanding voting securities are directly or indirectly owned of record by residents of the U.S., we would lose our foreign private issuer status. If we lose our foreign private issuer status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. For example, we would be required to change our basis of accounting from IFRS to U.S. GAAP, which could also result in potentially material changes to historical financial statements previously prepared on the basis of IFRS. We would also be required to comply with U.S. federal proxy requirements; our officers, directors, and more than 10% shareholders will become subject to the disclosure and short-swing profit recovery provisions of Section 16 of the Exchange Act; and we would lose our ability to rely upon exemptions from certain corporate governance rules of the New York Stock Exchange (NYSE).
We are no longer a controlled company, and may therefore become more vulnerable to take-over or tender offer.
Following the completion of an underwritten secondary public offering in August 2023, Onex Corporation (Onex) is no longer our controlling shareholder. As a result, the Company has lost the benefit of the stability afforded to it by having a committed, long-term controlling shareholder. In addition, voting power is spread out among a wide shareholder base and the inherent protection from an unsolicited take-over bid afforded by a dual class share structure no longer exists. Accordingly, we may become more vulnerable to a take-over bid or a tender offer.
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
Prior to our incorporation, we were an IBM manufacturing unit that provided manufacturing services to IBM for more than 75 years. In 1993, we began providing electronics manufacturing services to non-IBM customers. In October 1996, we were purchased from IBM by an investor group led by Onex, and in 1998, we completed our initial public offering. In each of June 2023 and August 2023, Onex (our then-controlling shareholder), completed an underwritten secondary public offering of our SVS (for an aggregate of approximately 18.8 million SVS). In connection with such offerings, we converted all of our outstanding multiple voting shares (MVS) into SVS. Subsequent to the August 2023 secondary offering, we have no MVS outstanding and Onex is no longer our controlling shareholder.
A description of our acquisition activities (including our acquisition of PCI in November 2021), our principal capital expenditures (including property, plant and equipment), and our financing activities over the last three financial years is set forth in notes 3, 4, 6, 8, 11, 21, and 24 to the Consolidated Financial Statements in Item 18, and Item 5, "Operating and Financial Review and Prospects — MD&A."
A description of our significant commitments for capital expenditures at December 31, 2023 and those planned for 2024 is set forth in Item 5, "Operating and Financial Review and Prospects — MD&A — Liquidity — Contractual Obligations: Additional Commitments." From January 1, 2024 to date, our capital expenditures total approximately $8 million.
A description of our divestiture activities (including our restructuring activities) over the last three financial years is set forth in notes 6, 7, and 15 to the Consolidated Financial Statements in Item 18, and Item 5, "Operating and Financial Review and Prospects — MD&A." No material divestiture activities have occurred from January 1, 2024 to date, nor are any currently in progress.

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
Our ATS segment consists of our ATS end market, and is comprised of our A&D, Industrial, HealthTech, and Capital Equipment businesses. Our Capital Equipment business is comprised of our semiconductor and display businesses. Our CCS segment consists of our Communications and Enterprise end markets. Our Enterprise end market is comprised of our servers and storage businesses. All period percentages and financial information in this Annual Report reflect the current presentation. See note 25 to the Consolidated Financial Statements in Item 18.
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

We offer a comprehensive range of product manufacturing and related supply chain services to customers in both of our segments, including design and development, new product introduction, engineering services, component sourcing, electronics manufacturing and assembly, testing, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics, asset management, product licensing, and after-market repair and return services. Our HPS offering, within our CCS segment, includes the development of infrastructure platforms, hardware and software design solutions, including open-source software that complements our hardware offerings, and services that can be used as-is, or customized for specific applications in collaboration with our customers, and management of program design and aspects of the supply chain, manufacturing, and after-market support, including IT asset disposition (ITAD) and asset management services.
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
We depend on a small number of customers for a substantial portion of our revenue. In the aggregate, our top 10 customers represented 64% of our total revenue in 2023 (each of 2022 and 2021 — 66%). In 2023, one customer (in our CCS segment) individually represented 10% or more of total revenue (22%). In 2022, two customers (each in our CCS segment) individually represented 10% or more of total revenue (11% for each customer). No customer individually represented 10% or more of total revenue in 2021. Significant reductions in, or the loss of, revenue from these or any of our major customers may have a material adverse effect on us. See Item 3(D), Key Information — Risk Factors — "We are dependent on a limited number of customers and end markets. A decline in revenue from, or the loss of, any significant customer, could have a material adverse effect on our financial condition and operating results."

Products and services in our ATS segment are extensive and are often more regulated than in our CCS segment, and can include the following: government-certified and highly-specialized manufacturing, electronic and enclosure-related services for A&D customers; high-precision semiconductor and display equipment and integrated subsystems; a wide range of industrial automation, controls, test and measurement devices; engineering-focused engagements, including full product development in the areas of telematics, human machine interface, Internet-of-Things and embedded systems; advanced solutions for surgical instruments, diagnostic imaging and patient monitoring; and efficiency products to help manage and monitor the energy and power industries. Our ATS segment businesses typically have higher margin profiles and margin volatility, higher working capital requirements, and longer product life cycles than the traditional businesses in our CCS segment. Products and services in our CCS segment consist predominantly of enterprise-level data communications and information processing infrastructure products and systems, and can include routers, switches, data center interconnects, edge solutions, servers and storage-related products used by a wide range of businesses and cloud-based and other service providers to manage digital connectivity, commerce and social media applications. Our traditional CCS segment businesses typically have lower margin profiles, lower working capital requirements, and higher volumes than the businesses in our ATS segment. Within our CCS segment, however, our HPS business (which includes firmware/software enablement across all primary IT infrastructure data center technologies, open source software offerings that complement our hardware platforms, and after-market services, including ITAD) typically has a higher margin profile than our traditional CCS businesses, but also requires specific investments (including R&D) and higher working capital. Our CCS segment generally experiences a high degree of volatility in terms of revenue and product/service mix, and as a result, our CCS segment margin can fluctuate from period to period. In recent periods, we have experienced an increasing shift in the mix of our programs towards cloud-based and other service providers, which are cyclically different from our traditional OEM customers, creating more volatility and unpredictability in our revenue patterns, and additional challenges with respect to the management of our supply chain and working capital requirements.
We remain committed to making the investments we deem necessary to support our long-term growth strategy, strengthen our competitive position, enhance customer satisfaction, and increase long-term shareholder value. Within both of our segments, we are focused on: increased penetration in our end markets; diversifying our customer mix and product portfolios, including increasing design and development, engineering, and after-market services (higher value-added services); and diversifying our capabilities and supply chains. In response to slower long-term growth rates and increased pricing pressures in our traditional markets, which continue to account for a portion of our revenue, we intend to continue to concentrate on expanding our business beyond such traditional markets, through CCS segment growth initiatives focused on our HPS business, high-value EMS programs (including with hyperscalers) and services, and by continuing to pursue new customers and acquisition opportunities in our ATS segment. See "Celestica's Strategy" below for a discussion of our strategy, and Item 5, "Operating and Financial Review and Prospects — MD&A — Operating Goals and Priorities" for a discussion of our current priorities.
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

Increase Penetration in our End Markets/Offerings. We continually strive to further diversify our portfolio. Our goal is to increase our presence across our high-value markets, with particular emphasis on expanding our ATS segment, HPS business and high-value EMS programs (including with hyperscaler customers). Our ATS segment revenue in 2023 increased 11% compared to 2022. Within our CCS segment, our Enterprise end market revenue increased 40% in 2023 compared to 2022, and revenue from hyperscaler customers increased 32% in 2023 compared to 2022. We intend to continue to pursue expansion of our portfolio in higher-margin service offerings.

Our end market revenue as a percentage of total revenue is as follows:

	2021	2022	2023
ATS	41%	41%	42%
Communications	40%	40%	33%
Enterprise	19%	19%	25%

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
Continuously Improve Operational Performance. We will continue to focus on: (i) managing our mix and volume of business and service offerings to improve our overall margins, (ii) leveraging our supply chain practices globally to lower materials costs, minimize lead times and improve our planning cycle to better meet volatility in customer demand and improve asset utilization and inventory levels, (iii) successfully ramping new programs, and (iv) improving operating efficiencies to reduce costs and improve margins. In order to help us streamline our processes, we continue to invest in our "digital factory," which automates and connects our equipment, people and systems throughout our global network, including our customers and suppliers. Our mix of programs, and volume leverage across several of our businesses had a favorable impact on our gross margin in 2023. In addition, our cost reductions initiatives, intended to further streamline our business, increase operational efficiencies and improve our productivity, had a favorable impact on our profitability in 2023.

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
Expand Range of Service Offerings and Continue to Invest in Developing New Technology, Quality Products and Supply Chain Solutions and Services. We continually seek to expand the services we offer to our customers, and we are committed to meeting our customers' needs in the areas of technology, engineering, quality, product lifecycle management and supply chain management. We believe our expertise in these areas enables us to meet the rigorous demands of our customers, allows us to produce a variety of electronic products ranging from high-volume electronics to highly complex technology infrastructure products used in a broad array of industries, and allows us to deliver consistently reliable products to our customers. We also believe the systems and collaborative processes associated with our expertise in supply chain management help us to adjust our operations to meet customer lead time requirements, and quickly and effectively deliver products directly to end customers. We collaborate with our suppliers to influence component design for the benefit of our customers. As a result of the successes that we have had in these areas, we have been recognized with numerous customer and industry achievement awards.
See Item 5, "Operating and Financial Review and Prospects — MD&A — Operating Goals and Priorities" for a discussion of our current priorities and areas of focus.
Celestica's Business

Innovative Supply Chain Solutions and Services
We are a global provider of innovative supply chain solutions. We offer a range of services including design and development, engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly, testing, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics, asset management, product licensing, and after-market repair and return services. Our design and development services include our HPS offering, which consists of developing infrastructure platforms, hardware and software design solutions, including open-source software that complements our hardware offerings, and services in collaboration primarily with CCS segment customers, as well as managing aspects of the supply chain and manufacturing, including firmware/software enablement across all primary IT infrastructure data center technologies, and after-market support, including ITAD and asset management services. We believe that our HPS offering helps to differentiate us from other EMS providers, by encompassing advanced technology design solutions that customers can tailor to their specific platform applications. We execute our business in our global network of sites, including our designated centers of excellence, strategically located in North America, Europe and Asia. We leverage these sites and centers of excellence, IT, and our supply chain expertise using collaborative processes and a team of highly skilled, customer-focused employees. We believe that our ability to deliver a range of supply chain and hardware solutions to our customers provides them with a competitive lead time, and advantages in quality, flexibility and total cost of ownership.
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
Design and Engineering Services

Our global design teams are focused on delivering flexible solutions and expertise, intended to help customers reduce overall product costs, improve time-to-market, introduce competitively differentiated products, and drive hardware innovations. For customer-owned designs, we augment their design teams, and utilize our proprietary design analysis tools to minimize design revisions and to achieve improved manufacturing yields. Our HPS offering includes the development of infrastructure platforms and hardware and software design solutions in collaboration with customers, managing aspects of the supply chain, manufacturing their products and providing asset management services (including ITAD). Our HPS offering is an engineering-led, intellectual-property-based offering that allows us to drive hardware innovation and solutions for our customers and further broaden our value proposition by leveraging our ecosystem partners and broad range of capabilities across the product lifecycle. We continue to invest in leading-edge product roadmaps and design capabilities aligned with both market standards and emerging technologies in support of our HPS offering. We deliver both partially customized HPS products, and complete hardware platform solutions to customers in the storage, servers, and communications markets. These products and solutions are intended to help our customers reach their markets faster and enable their strategies, while reducing total costs, increasing supply chain resilience and building valuable intellectual property for their product portfolios and/or data centers. Through our collective experience with common technologies across multiple industries and product groups, we believe we provide quality and cost-focused solutions for a wide range of our customers' design needs and strategies.
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
We also seek to provide value to our customers through our after-market services offerings which include repair, fulfillment, reverse logistics, asset management and disposition (including ITAD), reclamation and returns processing and prevention. Our fulfillment offering includes the design and management of integrated supply chain and materials management for light manufacturing and final assembly and reclamation. Our reverse logistics offering includes the design and management of transportation networks, warehousing and distribution of products, asset recovery services, and transportation and supply chain event monitoring. Our asset management and disposition offering is a single source solution to dispose of IT assets with optimal sustainability including hardware buyback, remarketing/resale, data erasure and destruction, parts harvesting, redeployment and donations. Our returns processing and prevention offering provides our customers with product screening and testing and product design and process analysis. Our reclamation offering includes product disassembly, reassembly and re-use, as well as certified scrap disposition processing. We offer these services individually or integrated through a 'Control Tower' model which coordinates our people, systems and processes with those of our customers to improve service levels by providing an increased level of visibility and analytics throughout the entire after-market value chain.
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
Geographies
For each of 2021, 2022 and 2023, approximately 70% of our revenue was produced in Asia and approximately 20% of our revenue was produced in North America. Revenue produced in Canada represented 5% of revenue in 2023 (2022 — 5%; 2021 — 7%). Our property, plant and equipment in Canada represented 4% of our property, plant and equipment at December 31, 2023 (December 31, 2022 — 6%; December 31, 2021 — 7%). A listing of our principal locations is included in Item 4(D), "Information on the Company — Property, Plants and Equipment." Certain geographic information for countries with 10% or more of our external revenue, property, plant and equipment and right-of-use (ROU) assets, and intangible assets and goodwill is set forth in note 25 to the Consolidated Financial Statements in Item 18.
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

One customer (in our CCS segment) individually represented 10% or more of total revenue in 2023 (22%). Two customers (each in our CCS segment) individually represented 10% or more of total revenue in 2022 (11% for each customer). No customer individually represented 10% or more of total revenue in 2021. Our top 10 customers represented 64% of total revenue for 2023 (2022 and 2021 — 66%).
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
We have extensive capabilities across a broad range of specialized assembly, configuration and test processes. We work with a variety of substrates based on the products we build for our customers, from thin, flexible PCBs to highly complex, dense multi-layer PCBs, as well as a broad array of advanced component and attachment technologies employed in our customers' products and our own product designs. We believe that increasing demand for full-system solutions continues to drive technical advancement in complex design, including power, thermal and mechanical assembly, manufacturability, serviceability and sustainability. We also develop and manufacture sub-components, such as optical modules and complex machined parts, intended to drive targeted technical advancements to support these opportunities.
Our automated electronics assembly lines are routinely refreshed with the latest generation technology, with a focus on flexible lines with quick changeover, large board capability, and small component capability. Our assembly capabilities are complemented by advanced test capabilities. The technologies we use include high-speed functional testing, optical, burn-in, vibration, radio frequency, and in-circuit and in-situ dynamic thermal cycling stress testing. Our inspection technology includes X-ray computed tomography, advanced automated optical inspection, three-dimensional paste volumetric inspection and scanning electron microscopy. We work directly with leaders in the equipment industry to optimize products and solutions or to jointly design solutions to meet the needs of our customers. We apply automation solutions, where possible, to help improve product quality, lower product costs, and increase manufacturing efficiencies.
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

Components and raw materials are sourced globally, with a majority of electronic components originating from Asian countries. See Item 3(D), Key Information — Risk Factors — "Our ability to successfully manage unexpected changes or risks inherent in our global operations and supply chain may adversely impact our financial performance" for a discussion of various risks related to our foreign operations. All of the products we manufacture or assemble require one or more components. In many cases, there may be only one supplier of a particular component. Some of these components could be rationed in response to supply shortages. We work with our suppliers and customers to attempt to ensure continuity in the supply of these components. In cases where unanticipated customer demand or supply shortages occur, we attempt to arrange for alternative sources of supply, where available, or defer planned production in response to the availability of the critical components. Notwithstanding these efforts, however, we experienced materials constraints from certain suppliers in recent years, which caused delays in the production of customer products in both of our segments. However, materials constraints did not have a material impact on our revenues or expenses during recent quarters. See Item 5, "Operating and Financial Review and Prospects — MD&A — Recent Developments — Segment Environment" for a discussion of the impact of materials constraints on our business during recent years. See Item 3(D), Key Information — Risk Factors, "We are dependent on third parties to supply certain materials, and our results were negatively affected by the availability of such materials in the past and may be negatively affected by the quality, availability and cost of such materials in the future." While the prices of principal raw materials are generally not volatile, price increases have resulted from materials shortages and inflation in recent periods. Although we have been successful in offsetting the majority of our increased costs with increased pricing for our products and services to date, price increases resulting from such shortages and/or other factors which we cannot recover from our customers have, and may continue to, adversely impact our results of operations.
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
To minimize the risk associated with inventory, we primarily order materials and components only to the extent necessary to satisfy existing customer orders and forecasts covered by the applicable customer contract terms and conditions. However, in light of the constrained materials environment in recent years, we have also been placing additional orders to secure supply, offset in part by the receipt of cash deposits from the relevant customers. We have implemented specific inventory management strategies with certain suppliers, such as "supplier managed inventory" (pulling inventory at the production line on an as-needed basis) and on-site stocking programs. Our initiatives in Lean and Six Sigma also focus on eliminating excess inventory throughout the supply chain.
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
Our increased research and design activities have resulted in the growth of our dependence on our patent portfolio. We have approximately 250 hardware and software patents that are integral to our HPS business. We anticipate that such growth (and importance) will continue as we expand this business. In addition, we currently have a limited number of other patents and patent applications pending to protect our intellectual property. Other factors significant to our proprietary rights include the knowledge and experience of management and personnel, and our ability to develop, enhance and market electronics manufacturing services.
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
The competitive landscape in our CCS segment remains aggressive, as demand growth continues to move from traditional OEMs to cloud-based and other service providers, resulting in aggressive bidding from EMS providers and increased competition from ODMs as they further penetrate these markets. As a result of the high concentration of our business in the CCS marketplace, these competitive pressures, aggressive pricing and technology-driven demand shifts, have negatively impacted, and in future periods may negatively impact, our CCS businesses. We intend to continue to monitor these dynamics and focus on cost and portfolio management, in response to these factors. To enhance our competitiveness, we continue to focus on expanding our service offerings and capabilities beyond our traditional areas of EMS expertise, including expanding our HPS, integration, and after-market services offerings.
See Item 3(D), Key Information — Risk Factors — "We operate in an industry comprised of numerous competitors and aggressive pricing dynamics," and Item 5, "Operating and Financial Review and Prospects — MD&A — Overview — Overview of business environment and Recent Developments."
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
Backlog
Our A&D business continued to be negatively impacted by materials shortages in 2023 (although to a lesser extent than in 2022), most significantly with respect to the availability of certain high reliability electronic parts and machined components, resulting in, among other things, a continued backlog of orders.
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
Seasonality
Seasonality does not currently have a material impact on either of our segments.
Former Controlling Shareholder
In each of June 2023 and August 2023, Onex (our then-controlling shareholder), completed an underwritten secondary public offering, for an aggregate of approximately 18.8 million of our SVS. In connection with such offerings, we converted all of our outstanding MVS into SVS. Subsequent to the August 2023 secondary offering, we have no MVS outstanding and we no longer have a controlling shareholder.
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
We strive to minimize the impact of our operations on the environment by working to make our infrastructure sustainable and by reducing our GHG emissions. In 2020, we set a new GHG emissions reduction target in alignment with the Science Based Targets initiative (SBTi). We committed to a 30% reduction in absolute Scope 1 and Scope 2 GHG emissions by 2025 from a 2018 base year. We also committed to a 10% reduction in absolute Scope 3 GHG emissions from fuel and energy-related activities, purchased goods and services, and upstream and downstream transportation and distribution by 2025 from a 2018 base year. As of December 31, 2022, we reduced our Scope 1 and 2 emissions by 81% compared to our 2018 baseline.

We are committed to reporting our GHG emissions annually, and have included third-party assurance of our GHG emissions in our annual Sustainability Report since 2013. Since 2010, we have responded to the CDP Climate Change questionnaire, which enables engagement on environmental issues worldwide. We currently report in accordance with the guidance of the Global Reporting Initiative (GRI), and our most recent Sustainability Report includes disclosures aligned with the Sustainability Accounting Standards Board (SASB) and the Task Force on Climate-related Financial Disclosures (TCFD). We remain committed to the UN Global Compact and submitted our Communication on Progress directly with the UN Global Compact. As part of our sustainability strategy, we have adopted the ten (of 17) United Nations Sustainable Development Goals (SDGs) that we believe present opportunities for us to affect the greatest change. We determine this annually through our materiality assessment and during stakeholder conversations. The SDGs we have adopted reflect our commitment to diversity and inclusion, investments in our employees, continued focus on climate action and increased focus on water. We have an established Conflict Minerals Policy in accordance with Dodd-Frank. We fully support the objectives of the conflict minerals legislation, which aims to minimize violence in the Democratic Republic of Congo and adjoining countries, and expect our suppliers to provide all requested declarations.
Diversity and Inclusion
We believe in building an inclusive culture that encourages diversity of thought and attributes while allowing employees to thrive, be valued and celebrated. In our view, diversity includes, but is not limited to, gender or gender identity, race, age, ethnicity, religious or cultural background, disability, marital or family status, sexual orientation, education, skills, experiences, perspectives, language and other areas of potential difference. In furtherance of these beliefs, we maintain a Diversity and Inclusion Policy, under which we are committed to providing a work environment in which everyone feels accepted and valued, by being treated fairly and with respect across the enterprise. We seek to listen, learn and understand from our employees, through whom we continuously strive to improve our culture of inclusivity.
In furtherance of the foregoing, we maintain both a Diversity and Inclusion Steering Committee (D&I Steering Committee) and a Diversity and Inclusion Committee (D&I Committee). The D&I Steering Committee, which is comprised of members of senior management and co-chaired by our Chief Executive Officer and Chief Human Resources Officer, oversees diversity and inclusion at Celestica and seeks to ensure that diversity and inclusion are incorporated into our culture, workplace and talent practices. The D&I Committee is responsible for developing and promoting diversity and inclusion initiatives. We have also appointed a Diversity and Inclusion Leader to drive Celestica's diversity and inclusion strategy. Management periodically updates the Human Resources and Compensation Committee on the Corporation's progress towards its diversity and inclusion objectives. We maintain five employee-led resource groups (Celestica Women’s Network, Celestica Black Employee Network, Celestica Pride Network, Celestica Indigenous Affinity Group and Celestica NextGen), each of which is championed by a senior leader.
Some of the key diversity and inclusions initiatives undertaken by Celestica in 2023 include:
•expansion of the “Your Voice” employee engagement survey to include questions related to diversity and inclusion;
•execution of “Leading Inclusively” training to our global leaders in order to raise awareness of the importance of inclusion, awareness of bias and micro-aggression, and how leaders can create a more inclusive environment;
•diversity and inclusion training programs for all people leaders and employees, including instructor-led training for all people leaders to raise awareness of the importance of inclusion, awareness of bias and micro-aggression, and how leaders can create a more inclusive environment; and
•held our third consecutive “Celestica Day for Diversity and Inclusion Awareness” to highlight the value of equity and reveal issues of inequity that may be unnoticed and unaddressed, understand diverse teams, cultural differences to develop intercultural fluency, spark ways of thinking about inclusion within Celestica and reinforce the value of diverse teams in the workplace.
During 2023, our Chief Executive Officer and executive leadership team considered the ways in which, as a leadership team, they could drive meaningful impact in the area of diversity and inclusion at Celestica. They set goals for 2023 and beyond, including a long-term objective to strengthen diversity in our workforce, and agreed to take visible leadership roles in our diversity and inclusion initiatives.
The Board maintains a Diversity Policy, which includes a goal of maintaining a Board composition in which at least 30% of the Board identify as women and at least one Board member identifies as an Indigenous person, is a member of a visible minority, has a disability, or is LGBTQ+. When identifying candidates for election or appointment to the Board of Directors, the Board and its Nominating and Corporate Governance Committee will:

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
Three of the nine director nominees at our upcoming 2024 Annual and Special Meeting of Shareholders (2024 Meeting) self-identify as women (33%). Three other director nominees self-identify as members of visible minorities (33%), while no director nominees self-identify as Indigenous peoples, persons with disabilities or LGBTQ+.
Employee Engagement
At Celestica, we know our success depends on our talented people and their commitment to excellence. We believe employee engagement is crucial for employee performance and productivity, and strong business outcomes. We therefore continually strive to enhance employee engagement to ensure that we continue to attract and retain talent.
In support of our efforts to foster a high-performing and engaged workforce, we launched a global employee engagement survey in 2023 in order to measure overall engagement and identify our strengths and areas for improvement. This survey was expanded to include diversity and inclusion-related questions. The results of the survey were reviewed by management and compared against the last employee engagement survey conducted in 2021. Participation in the survey was at a company-high of 91%, increasing by 3% from the 2021 survey. Management reviewed the survey results, together with management’s strategy to continue to improve engagement levels in response to the survey feedback, with the Human Resources and Compensation Committee (HRCC).
Employee engagement activities during 2023 included:
●    enhanced our “Grow Together” talent strategy with new programs to support ongoing talent development, emphasizing growth opportunities for employees by providing leadership development programs, a peer-mentorship program, career development and global speaking events aligned to Celestica's culture and overall topics of interest, and increased access to online learning;
●    continued to coach managers with inclusivity and engagement practices through training and education sessions;
●    built a continuous feedback culture through training and education sessions; and
●    conducted employee focus groups to understand factors impacting work-life balance in order to develop and implement wellness resources and work prioritization guidelines.
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

United Way is a federated network of 67 local United Way Centraide offices serving more than 5,000 communities across Canada, each registered as its own non-profit organization. In 2023, Celestica's annual United Way fundraising campaign raised C$256,854, which brings Celestica’s lifetime fundraising amount to C$12.8 million.
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
We are a founding (and remain a) member of the RBA, a non-profit coalition of companies that, among other things, establishes standards for its members in responsible and ethical practices in the areas of labor, environmental compliance, employee health and safety, ethics and social responsibility. The RBA Code of Conduct outlines industry standards intended to ensure that working conditions in the supply chain are safe, workers are treated with respect and dignity, and manufacturing processes are environmentally responsible. We continually work to implement, manage and audit our compliance with the RBA Code of Conduct.
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
Celestica (Thailand) Limited, a Thailand corporation;
Celestica (USA) Inc., a Delaware, U.S. corporation;
2480333 Ontario Inc., an Ontario, Canada corporation; and
Celestica Holdings Pte Limited, a Singapore corporation.

D.    Property, Plants and Equipment

The following table summarizes our principal owned and leased properties as of February 20, 2024. These sites are used to provide manufacturing services and solutions, including the manufacture of PCBs, assembly and configuration of final systems, complex mechanical assembly, precision machining, as well as other related services and customer support activities, including design and development, warehousing, distribution, fulfillment and after-market services, with a total of approximately 7.3 million square feet of productive capacity.

Major locations	Square Footage(1)	Segment	Owned/Leased	Lease Expiration Dates

Canada (2)(3)	341	ATS/CCS	Leased	between 2025 and 2028
Arizona	111	ATS	Leased	2027
California(3)	198	ATS/CCS	Leased	between 2024 and 2028
China(3)(4)	976	ATS/CCS	Owned/Leased	between 2024 and 2056
India	5	CCS	Leased	2024
Indonesia(3)(4)	228	ATS	Owned/Leased	between 2024 and 2028
Ireland(3)	89	ATS/CCS	Leased	between 2024 and 2030
Japan(3)	594	ATS/CCS	Owned/Leased	2026
Laos	121	CCS	Leased	2026
Malaysia(3)(4)(5)(7)	1,451	ATS/CCS	Owned/Leased	between 2024 and 2060
Massachusetts(5)	60	ATS	Owned	N/A
Minnesota(3)	111	ATS/CCS	Leased	between 2024 and 2032
Mexico(3)	839	ATS/CCS	Leased	between 2026 and 2032
Oregon(3)	217	ATS	Leased	2026
Romania	286	ATS/CCS	Owned	N/A
Singapore(3)(4)	188	ATS/CCS	Owned/Leased	between 2024 and 2053
South Korea(3)	207	ATS	Owned/Leased	2026
Spain	109	ATS	Owned	N/A
Texas(6)	153	CCS	Leased	2032
Thailand(3)(4)(7)	1,005	ATS/CCS	Owned/Leased	between 2024 and 2048
(1)Represents estimated square footage (in thousands) being used.
(2)In connection with our March 2019 Toronto real property sale, we entered into a 10-year lease with the purchaser of such property for our then-anticipated corporate headquarters, to be built by such purchaser on the site of our former location (Purchaser Lease). However, due to construction issues, the commencement date of such lease was delayed beyond the prior target of May 2023 (currently expected to commence in June 2024). In November 2022, we extended (on a long-term basis) the lease on our current corporate headquarters, and in 2023, we executed a sublease for a portion of the space under the Purchaser Lease. As a result, the Purchaser Lease is not included in this table. See Item 5, "Operating and Financial Review and Prospects — MD&A — Liquidity — Cash requirements — Contractual Obligations," and note 15 to the Consolidated Financial Statements in Item 18 for additional information with respect to the Purchaser Lease.
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
(7)We are currently expanding our facilities in Thailand to add approximately 100,000 square feet of capacity (commenced in 2023 and expected to be completed in the first half of 2025) to support the demand for highly-specialized data center products. In Malaysia, we are also adding approximately 80,000 square feet of capacity (commenced in 2023 and expected to be completed in the first half of 2024) to support strong demand from our CCS segment including HPS. We expect to fund both expansions with cash on hand.

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

Item 5.    Operating and Financial Review and Prospects

CELESTICA INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

The following Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) should be read in conjunction with our 2023 audited consolidated financial statements (2023 AFS), which we prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Unless otherwise noted, all dollar amounts are expressed in United States (U.S.) dollars. The information in this discussion is provided as of February 20, 2024 unless we indicate otherwise. As used herein, "Q1," "Q2," "Q3," and "Q4" followed by a year refers to the first quarter, second quarter, third quarter and fourth quarter of such year, respectively.

Certain statements contained in this MD&A constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (U.S. Securities Act), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (U.S. Exchange Act), and contain forward-looking information within the meaning of Canadian securities laws. Such forward-looking information includes, without limitation, statements related to: our priorities, intended areas of focus, targets, objectives, and goals; trends in the electronics manufacturing services (EMS) industry and our segments (and/or their constituent businesses) and their anticipated impact; the anticipated impact of current market conditions on each of our segments (and/or their constituent businesses) and near term expectations; potential restructuring and divestiture actions; our anticipated financial and/or operating results and outlook, including expected revenue increases and decreases, as well as growth in certain businesses and end markets; our expectations with respect to insurance recoveries for tangible losses in connection with a 2022 fire at our Batam facility in Indonesia (Batam Fire); our strategies; our credit risk; the potential impact of acquisitions, or program wins, transfers, losses or disengagements; materials, component and supply chain constraints; anticipated expenses, capital expenditures and other working capital requirements and contractual obligations (and intended methods of funding such items); anticipated sublease recoveries; the impact of our price reductions and longer payment terms; our intended repatriation of certain undistributed earnings from foreign subsidiaries (and amounts we do not intend to repatriate in the foreseeable future); the estimated near-term impact of international tax reform; the potential impact of tax and litigation outcomes; our intention to settle employee share unit awards in subordinate voting shares (SVS); our ability to use certain tax losses; intended investments in our business; the potential impact of the pace of technological changes, customer outsourcing, program transfers, and the global economic environment; the impact of our outstanding indebtedness; liquidity and the sufficiency of our capital resources; financial statement estimates and assumptions; potential adverse impacts of events outside of our control (including those described under "External Factors that May Impact our Business" below) (External Events); mandatory prepayments under our credit facility; our compliance with covenants under our credit facility; refinancing debt at maturity; income tax incentives; accounts payable cash flow levels; expectations with respect to cash generating units with goodwill; pension plan funding requirements and obligations; and expectations regarding the acceptance of offers to sell accounts receivable (A/R) under our A/R sales programs and supplier financing programs. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “continues,” “project,” “target,” "objective," “goal,” “potential,” “possible,” “contemplate,” “seek,” or similar expressions, or may employ such future or conditional verbs as “may,” “might,” “will,” “could,” “should,” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and for forward-looking information under applicable Canadian securities laws.

Forward-looking statements are provided to assist readers in understanding management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, risks related to: customer and segment concentration; challenges of replacing revenue from completed, lost or non-renewed programs or customer disengagements; managing our business during uncertain market, political and economic conditions, including among others, global inflation and/or recession, and geopolitical uncertainty and other risks associated with our international operations, including the impact of military actions and conflicts (e.g., the Russia/Ukraine conflict and/or conflicts in the Middle East area, including the Israel/Hamas conflict and those related to the Houthi attacks in the Red Sea (Middle East Conflicts)), increased tensions between mainland China and Taiwan, protectionism and reactive countermeasures, economic or other sanctions, and/or trade barriers; shipping delays and increased shipping costs (including as a result of shipping disruptions in the Red Sea); managing changes in customer demand; our customers' ability to compete and succeed using products we manufacture and services we provide; delays in the delivery and availability of components, services and/or materials (including the scope, duration and impact of materials constraints), as well as their costs and quality; our inventory levels and practices; the cyclical and volatile nature of our semiconductor business; changes in our mix of customers and/or the types of products or services we provide, including negative impacts of higher concentrations of lower margin programs; price, margin pressures, and other competitive factors and adverse market conditions affecting, and the highly competitive nature of, the EMS and original design manufacturer (ODM) industries in general and our segments in particular (including the risk that anticipated market conditions do not materialize); challenges associated with new customers or programs, or the provision of new services; interest rate fluctuations; rising commodity, materials and component costs, as well as rising labor costs and changing labor conditions; changes in U.S. policies or legislation; customer relationships with emerging companies; recruiting or retaining skilled talent; our ability to adequately protect intellectual property and confidential information; the variability of revenue and operating results; unanticipated disruptions to our cash flows; deterioration in financial markets or the macro-economic environment, including as a result of global inflation and/or recession; maintaining sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities; the expansion or consolidation of our operations; the inability to maintain adequate utilization of our workforce; integrating and achieving the anticipated benefits from acquisitions and "operate-in-place" arrangements; execution and/or quality issues (including our ability to successfully resolve these challenges); non-performance by counterparties; negative impacts on our business resulting from any significant uses of cash, securities issuances, and/or additional increases in third-party indebtedness (including as a result of an inability to sell desired amounts under our uncommitted accounts receivable sales program or supplier financing programs); disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of External Events; defects or deficiencies in our products, services or designs; volatility in the commercial aerospace industry; compliance with customer-driven policies and standards, and third-party certification requirements; negative impacts on our business resulting from our third-party indebtedness; declines in U.S. and other government budgets, changes in government spending or budgetary priorities, or delays in contract awards; changes to our operating model; foreign currency volatility; our global operations and supply chain; competitive bid selection processes; our dependence on industries affected by rapid technological change; rapidly evolving and changing technologies, and changes in our customers' business or outsourcing strategies; increasing taxes (including as a result of global tax reform) and potential ineffectiveness of related operational adjustments; tax audits, and challenges of defending our tax positions; obtaining, renewing or meeting the conditions of tax incentives and credits; the management of our information technology systems, and the fact that while we have not been materially impacted by computer viruses, malware, ransomware, hacking incidents or outages, we have been (and may in the future be) the target of such events; the impact of our restructuring actions and/or productivity initiatives, including a failure to achieve anticipated benefits therefrom; the incurrence of future restructuring charges, impairment charges, other unrecovered write-downs of assets (including inventory) or operating losses; the inability to prevent or detect all errors or fraud; compliance with applicable laws and regulations; our pension and other benefit plan obligations; changes in accounting judgments, estimates and assumptions; our ability to maintain compliance with applicable credit facility covenants; our total return swap agreement; our ability to refinance our indebtedness from time to time; our credit rating; our eligibility for foreign private issuer status; activist shareholders; current or future litigation, governmental actions, and/or changes in legislation or accounting standards; volatility in our SVS price; the impermissibility of SVS repurchases, or a determination not to repurchase SVS, under any normal course issuer bid (NCIB); potential unenforceability of judgments; negative publicity; the impact of climate change; our ability to achieve our environmental, social and governance (ESG) targets and goals, including with respect to climate change and greenhouse gas emissions reduction; and our potential vulnerability to take-over or tender offer. The foregoing and other material risks and uncertainties are discussed in our public filings at www.sedarplus.com and www.sec.gov, including in this MD&A, our Annual Report on Form 20-F for the year ended December 31, 2023 (of which this MD&A is a part) filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission (SEC), and as applicable, the Canadian Securities Administrators.

Our forward-looking statements are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include: no significant decline in the global economy or in economic activity in our end markets due to a major recession or otherwise; growth in manufacturing outsourcing from customers in diversified markets; continued growth in the advancement and commercialization of artificial intelligence technologies and cloud computing, supporting sustained high levels of capital expenditure investments by leading hyperscaler customers; no unforeseen disruptions due to geopolitical factors (including war) causing significant negative impacts to economic activity, global or regional supply chains or normal business operations; no unexpected transfers, losses or disengagements; no unforeseen adverse changes in our mix of businesses; no unforeseen adverse changes in the regulatory environment; no undue negative impact on our customers' ability to compete and succeed using products we manufacture and services we provide; continued growth in our end markets; no significant unforeseen negative impacts to our operations (including from mutations or resurgences of COVID-19); no unforeseen materials price increases, margin pressures, or other competitive factors affecting the EMS or ODM industries in general or our segments in particular; our ability to fully recover our tangible losses caused by the Batam Fire through insurance claims; our ability to retain programs and customers; the stability of currency exchange rates; compliance by third parties with their contractual obligations; that our customers will retain liability for product/

component tariffs and countermeasures; our ability to keep pace with rapidly changing technological developments; the successful resolution of quality issues that arise from time to time; our ability to successfully diversify our customer base and develop new capabilities; the availability of capital resources for, and the permissibility under our credit facility of, repurchases of outstanding SVS under NCIBs, and compliance with applicable laws and regulations pertaining to NCIBs; compliance with applicable credit facility covenants; that global inflation will not have a material impact on our revenues or expenses; our maintenance of sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities; as well as those related to the following: the scope and duration of materials constraints (i.e., that they do not materially worsen), and their impact on our sites, customers and suppliers; fluctuation of production schedules from our customers in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; supplier performance and quality, pricing and terms; the costs and availability of components, materials, services, equipment, labor, energy and transportation; global tax legislation changes (including accelerated applicability of Pillar Two global minimum tax legislation) and anticipated related operational adjustments; the timing, execution and effect of restructuring actions; the components of our leverage ratio (as defined in our credit facility); anticipated demand levels across our businesses; and the impact of anticipated market conditions on our businesses. Although management believes its assumptions to be reasonable under the current circumstances, they may prove to be inaccurate, which could cause actual results to differ materially (and adversely) from those that would have been achieved had such assumptions been accurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Overview

Celestica's business:

We deliver innovative supply chain solutions globally to customers in two operating and reportable segments: Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Our ATS segment consists of our ATS end market, and is comprised of our Aerospace and Defense (A&D), Industrial, HealthTech, and Capital Equipment businesses. Our CCS segment consists of our Communications and Enterprise (servers and storage) end markets. Additional information regarding our segments is included in note 25 to the 2023 AFS.

Our customers include original equipment manufacturers (OEMs), cloud-based and other service providers, including hyperscalers, and other companies in a wide range of industries. Our global headquarters are located in Toronto, Ontario, Canada. We operate a network of sites and centers of excellence strategically located in North America, Europe and Asia, with specialized end-to-end supply chain capabilities tailored to meet specific market and customer product lifecycle requirements.

We offer a comprehensive range of product manufacturing and related supply chain services to customers in both of our segments, including design and development, new product introduction, engineering services, component sourcing, electronics manufacturing and assembly, testing, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics, asset management, product licensing, and after-market repair and return services. Our Hardware Platform Solutions (HPS) offering (within our CCS segment) includes the development of infrastructure platforms, hardware and software design solutions, including open-source software that complements our hardware offerings, and services that can be used as-is, or customized for specific applications in collaboration with our customers, and management of program design and aspects of the supply chain, manufacturing, and after-market support, including IT asset disposition (ITAD) and asset management services.

Products and services in our ATS segment are extensive and are often more regulated than in our CCS segment, and can include the following: government-certified and highly-specialized manufacturing, electronic and enclosure-related services for A&D customers; high-precision semiconductor and display equipment and integrated subsystems; a wide range of industrial automation, controls, test and measurement devices; engineering-focused engagements, including full product development in the areas of telematics, human machine interface, Internet-of-Things and embedded systems; advanced solutions for surgical instruments, diagnostic imaging and patient monitoring; and efficiency products to help manage and monitor the energy and power industries. Our ATS segment businesses typically have higher margin profiles and margin volatility, higher working capital requirements, and longer product life cycles than the traditional businesses in our CCS segment.

Products and services in our CCS segment consist predominantly of enterprise-level data communications and information processing infrastructure products and systems, and can include routers, switches, data center interconnects, edge solutions, and servers and storage-related products used by a wide range of businesses and cloud-based and other service providers to manage digital connectivity, commerce and social media applications. Our CCS segment is subject to negative pricing pressures driven by the highly competitive nature of this market and is experiencing technology-driven demand shifts, which are not expected to abate. Our traditional CCS segment businesses typically have lower margin profiles, lower working capital requirements, and higher volumes than the businesses in our ATS segment. Within our CCS segment, however, our HPS business (which includes firmware/software enablement across all primary IT infrastructure data center technologies, open source software offerings that complement our hardware platforms, and aftermarket services including ITAD) typically has a higher margin profile than our traditional CCS businesses, but also requires specific investments (including research and development (R&D)) and higher working capital. Our CCS segment generally experiences a high degree of volatility in terms of revenue and product/service mix, and as a result, our CCS segment margin can fluctuate from period to period. In recent periods, we have experienced an increasing shift in the mix of our programs towards cloud-based and other service providers, which are cyclically different from our traditional OEM customers, creating more volatility and unpredictability in our revenue patterns, and additional challenges with respect to the management of our supply chain and working capital requirements.

Overview of business environment:

The EMS industry is highly competitive. Demand can be volatile from period to period, and aggressive pricing is a common business dynamic. Customers may shift production between EMS and original design manufacturing (ODM) providers for a variety of reasons, including changes in demand for their products, pricing concessions, more favorable terms and conditions, execution or quality issues, their preference or need to modify or consolidate their supply chain capacity or change their supply chain partners, tax benefits, new trade and/or export policies or legislation, or consolidation among customers. Customers may also change the amount of business they outsource, or the concentration or location of their EMS suppliers. As a result, customer and segment revenue and mix, as well as overall profitability, are difficult to forecast. The loss of one or more major customers could have a material adverse effect on our operating results, financial position and cash flows.

    Managing our operations is complex, and our financial results often fluctuate, in each case as a result of, among other factors, product lifecycles in the markets we serve, production lead times required by our customers, our ability to secure materials and components, our ability to manage staffing and talent dynamics, rapid shifts in technology, model obsolescence, commoditization of certain products, the emergence of new business models, shifting patterns of demand, the proliferation of software-defined technologies enabling the disaggregation of software and hardware, product oversupply, changing supply chains and customer supply chain requirements, and the build-up by customers of inventory buffers. For example, the shift from traditional network and data center infrastructures to highly scalable, virtualized, cloud-based environments, have adversely impacted some of our traditional CCS segment customers, and favorably impacted our service provider customers and our HPS business. In 2023, operational challenges as a result of global supply chain constraints were not material to our revenues or expenses, and the negative impacts of global supply chain constraints have been diminishing. However, such supply chain constraints still remain a risk to us in the near term (see "External Factors that May Impact our Business" below).

Capacity utilization, customer mix and the types of products and services we provide are important factors affecting our financial performance. The number of sites, the location of qualified personnel, the manufacturing and engineering capacity and network, and the mix of business through that capacity are also vital considerations for EMS and ODM providers in terms of generating appropriate returns. Because the EMS industry is working capital intensive, we believe that non-IFRS adjusted return on invested capital (ROIC), which is primarily based on non-IFRS operating earnings (each discussed in "Non-IFRS Financial Measures" below) and investments in working capital and equipment, is an important metric for measuring an EMS provider's financial performance.

Recent Developments

Segment Environment:

ATS Segment

    ATS segment revenue for 2023 increased 11% ($0.3 billion) to $3.3 billion compared to $3.0 billion for 2022, driven by the ramping of new programs in our Industrial business, improving demand in our A&D business and solid growth in our

HealthTech business, which more than offset demand softness in our Capital Equipment business. We expect ATS segment revenue to grow in the mid single-digit percentage range in 2024 compared to 2023.

ATS segment margin remained flat at 4.7% for 2023 compared to 2022, as the benefits of volume leverage and program ramps in our Industrial business were offset by softness in our Capital Equipment business.

Our Industrial business revenue increased 29% in 2023 compared to 2022, driven by ramping smart energy and EV charging programs. However, due to market softness commencing towards the end of 2023, we expect our Industrial business revenue to decrease in the first half of 2024 and return to growth in the second half of the year compared to the prior year periods, resulting in modest revenue growth in 2024 compared to 2023.

Our Capital Equipment business continued to be impacted by market softness during 2023. We currently expect modest revenue growth in 2024 compared to 2023, supported by new program wins and our expectation that market demand remains steady.

Our A&D business revenue increased 32% in 2023 compared to 2022 due to a sustained recovery in the commercial aerospace market and solid growth in our defense business. We expect A&D revenue in 2024 to increase in the low double-digit percentage range compared to 2023, driven by the solid demand in the commercial aerospace market and growth in our defense business, supported by new program wins and increased government investment in military capabilities.

We expect our HealthTech business to grow in 2024 compared to 2023, as we ramp new programs.

In general, we continue to pursue new customers and invest in our ATS segment to expand our market share, diversify our end market mix, and enhance our offerings with the addition of new capabilities.

CCS Segment

CCS segment revenue for 2023 increased 9% ($0.3 billion) to $4.6 billion compared to $4.3 billion in 2022, driven by growth in our Enterprise end market (supported by strong demand for artificial intelligence/machine learning (AI/ML) compute from our hyperscaler customers), partially offset by anticipated demand softness in our Communications end market, due primarily to the strong comparatives in 2022. Our HPS business revenue for 2023 decreased 7% compared to 2022, due to particularly strong HPS revenue in 2022. However, revenue from hyperscalers increased 32% in 2023 compared to 2022, accounting for 62% of total CCS segment revenues in 2023, up from 51% in the prior year.

CCS segment margin improved to 6.2% in 2023 compared to 5.1% in 2022, driven by higher volumes and improved mix.

We currently expect: (i) HPS revenue to increase in Q1 2024 and 2024 compared to the prior year periods, driven by new program wins; (ii) Communications end market revenue to increase in Q1 2024 compared to Q1 2023 due to an anticipated increase in networking demand from hyperscalers; and (iii) strong growth in our Enterprise end market in 2024 compared to 2023 as hyperscaler customers increase deployment of AI/ML compute capacity. Overall, we expect CCS segment revenue to grow in the low double-digit percentage range in 2024 compared to 2023.

Operational Impacts

Global supply chain constraints have negatively impacted our business in prior periods, resulting in extended lead times for certain components, and impacting the availability of materials required to support customer programs. Although supply chain constraints continued to exist in 2023, their adverse impacts have been diminishing. We had no material adverse revenue impacts in 2023 as a result of supply chain constraints that prevented us from fulfilling customer orders (2022 — approximately $17 million, all within our ATS segment, and all within Q1 2022). In 2023, we incurred no material Constraint Costs1 as a result of supply chain constraints, periodic lockdowns or workforce constraints (Workforce Constraints), or COVID-19-related expenses (2022 — approximately $4 million, all within our ATS segment, and all within Q1 2022).

1 Constraint Costs consist of both direct and indirect costs, including manufacturing inefficiencies related to lost revenue due to our inability to secure materials, idled labor costs, and incremental costs for labor, expedite fees and freight premiums, cleaning supplies, personal protective equipment, and IT related services to support our work-from-home arrangements.

As some sub-tier suppliers providing raw materials such as high-grade aluminum are partially dependent on supply from Russia/Ukraine, we will continue to closely monitor the supply availability and price fluctuations of these raw materials. However, the impact of the current Russia/Ukraine conflict on our supply chain has not been significant. In addition, as certain of our suppliers are located in the Middle East, and we source certain parts from the Middle East, we are closely monitoring the impact on our supply chain of the conflicts in the area, including the Israel/Hamas conflict and those related to Houthi attacks in the Red Sea (Middle East Conflicts). We are in close contact with our suppliers and logistics providers in the area, and neither we nor they (to our knowledge) have experienced any significant impact to date.

Future Uncertainties:

Global supply chain constraints have impacted our operations in the past and remain a risk for us in the near future. The ultimate magnitude of the impact of global supply chain constraints on our business will depend on future developments which cannot currently be predicted, including the speed at which our suppliers and logistics providers return to and/or maintain full production, the impact of supplier prioritization of backlog, COVID-19 resurgences, government responses, and the status of labor shortages. As a result, we cannot currently estimate the overall severity or duration of the impact of these matters, which may be material. While we have been successful in largely mitigating the impact of supply constraints on our productivity, the continued spread, resurgence and mutation of COVID-19 may make our mitigation efforts more challenging. Even after these issues have subsided, we may experience significant adverse impacts to our businesses as a result of their global economic impact, including any related recession, as well as lingering impacts on our suppliers, third-party service providers and/or customers. Also see Item 3(D), Key Information — Risk Factors, "We are dependent on third parties to supply certain materials, and our results were negatively affected by the availability of such materials in the past and may be negatively affected by the quality, availability and cost of such materials in the future" of our Annual Report on Form 20-F for the year ended December 31, 2023 (2023 Annual Report), of which this MD&A is a part.

Restructuring Update:

We recorded $11.2 million in net restructuring charges during 2023. Our restructuring activities consisted primarily of actions to adjust our cost base to address reduced levels of demand in certain of our businesses and geographies.

Corporate Headquarters Leases:

In March 2019, as part of our Toronto real property sale, we entered into a 10-year lease with the purchaser of such property for our then-anticipated headquarters, to be built by such purchaser on the site of our former location (Purchaser Lease). However, as previously disclosed, we were informed that due to construction issues, the commencement date of the Purchaser Lease would be delayed beyond the prior target of May 2023. As a result, in November 2022, we extended (on a long-term basis) the lease on our current corporate headquarters. Subsequently, we were informed that the Purchaser Lease would commence in June 2024. In Q3 2023, we executed a sublease for a portion of the space under the Purchaser Lease (Sublease). Consistent with our prior treatment of duplicate costs incurred as a result of our 2019 Toronto real property sale, we recorded $3.9 million (Purchaser Lease Charge) of Transition Costs (defined in "Non-IFRS Financial Measures" below) in Q3 2023, representing the excess of rental expenses under the Purchaser Lease (with respect to the subleased space) over anticipated rental recoveries under the Sublease. See "Liquidity — Cash requirements — Contractual Obligations" below for a description of our lease obligations under the Purchaser Lease. Also see "Operating Results — Other charges, net of recoveries" below.

Subordinate Voting Share (SVS) Repurchases:

On December 12, 2023, the Toronto Stock Exchange (TSX) accepted our notice to launch a new normal course issuer bid (NCIB). This NCIB (2023 NCIB) allows us to repurchase, at our discretion, from December 14, 2023 until the earlier of December 13, 2024 or the completion of purchases thereunder, up to approximately 11.8 million SVS in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. The maximum number of SVS we are permitted to repurchase for cancellation under the 2023 NCIB will be reduced by the number of SVS we arrange to be purchased by any non-independent broker in the open market during its term to satisfy delivery obligations under our stock-based compensation (SBC) plans. From the commencement of the 2023 NCIB through February 20, 2024, we paid a total of: (i) $16.5 million (including transaction fees) to repurchase 0.5 million SVS, at a weighted average price of $35.96 per share, for cancellation; and (ii) $101.6 million (including transaction fees) to repurchase 2.8 million SVS, at a weighted average price of $36.33 per share, for delivery obligations under our SBC plans.

During 2023, we paid an aggregate of $35.6 million (including transaction fees) to repurchase a total of 2.6 million SVS for cancellation under a previous NCIB launched in December 2022 (2022 NCIB), at a weighted average price of $13.83 per share. We also paid an aggregate of $82.3 million in 2023 to purchase 3.7 million SVS in the open market through an independent broker during the term of the 2022 NCIB for delivery obligations under our SBC plans. No SVS were purchased in 2023 in the open market during the term of the 2023 NCIB.

See note 12 to our 2023 AFS for details regarding automatic share purchase plans (ASPPs) we entered into in 2023 and 2022, and SVS purchases made thereunder.

Secondary Offerings and Related Matters:

On June 8, 2023, Onex Corporation (Onex), our then-controlling shareholder, completed an underwritten secondary public offering of 12 million of our SVS (June Secondary Offering). On August 4, 2023, Onex completed another underwritten secondary public offering of approximately 6.8 million of our SVS (August Secondary Offering, and collectively with June Secondary Offering, the Secondary Offerings). We did not sell any shares in, and did not receive any proceeds from, either such offering.

In connection with the June Secondary Offering, the Company and Onex entered into an underwriting agreement (June Underwriting Agreement) with RBC Capital Markets, LLC (June Underwriter) on June 5, 2023. In connection with the August Secondary Offering, the Company and Onex entered into an underwriting agreement (August Underwriting Agreement) with BofA Securities, Inc. and Merrill Lynch Canada Inc. (August Underwriters) on August 1, 2023. Each of the June Underwriting Agreement and the August Underwriting Agreement contains customary representations, warranties, covenants and other customary provisions for agreements of this type. In addition, we agreed to indemnify the June Underwriter and Onex (in connection with the June Secondary Offering) and the August Underwriters and Onex (in connection with the August Secondary Offering) against certain claims, including claims under the U.S. Securities Act and applicable Canadian securities laws, based on the relevant U.S. registration statement and related U.S. and Canadian prospectuses. The Company paid approximately $0.95 million of the aggregate fees and expenses of the June 2023 Secondary Offering, and approximately $0.65 million of the aggregate fees and expenses of the August Secondary Offering.

In connection with the June Secondary Offering and August Secondary Offering, we issued approximately 11.8 million SVS and approximately 6.8 million SVS, respectively, in each case upon conversion of an equivalent number of our multiple voting shares (MVS). Subsequent to the August Secondary Offering, we have no MVS outstanding and Onex is no longer our controlling shareholder.

Our Services Agreement with Onex for the services of Mr. Tawfiq Popatia (an officer of Onex) as a director of our Board of Directors (Board), terminated automatically on September 3, 2023. In accordance with the provisions of such agreement, we paid Onex approximately $9.2 million in cash in October 2023 to settle Onex’s outstanding deferred share units (DSUs). Mr. Popatia resigned from our Board on September 3, 2023. Also see “Related Party Transactions.”

Board member retirement:

Dan DiMaggio retired from our Board of Directors (Board) on January 29, 2024, and is not standing for re-election to our Board at our 2024 Annual and Special Meeting of Shareholders. In accordance with the Directors' Share Compensation Plan, the DSUs held by Mr. DiMaggio will be redeemed and payable on March 15, 2024. Mr. DiMaggio currently holds 0.3 million DSUs.

Operating Goals and Priorities

    Our current operating goals and priorities are set forth below.

    Evolving our Revenue Portfolio — To evolve our revenue portfolio, we intend to continue to focus on: (i) pursuing revenue growth in attractive markets where we believe we can establish a competitive presence, (ii) driving sustainable, profitable revenue growth, (iii) growing our aggregate ATS segment revenue organically by an average of 10% per year over the long term, (iv) supplementing our organic growth with disciplined and targeted acquisitions intended to expand capabilities, and (v) optimizing our portfolio to drive more consistent returns and profitability.

    Margins and Non-IFRS adjusted earnings per share (EPS)* — Our goal is to: (i) grow non-IFRS adjusted EPS* at 10%+ CAGR** over the long-term, and (ii) continue to focus on improvements to our segment margins† and non-IFRS operating margin*.

The duration and impact of global supply constraints, other industry market conditions, and other external factors described herein are not within our control, and may therefore impact our ability to achieve the foregoing goals.

    Balanced Approach to Capital Allocation — We are focused on maintaining a strong balance sheet, generating non-IFRS adjusted free cash flow* and balancing our debt and capital levels, while maintaining optimal financial flexibility. In terms of capital allocation, our goal is to: (i) return approximately 50% of non-IFRS adjusted free cash flow* to shareholders, on average and when permitted, over the long term, (ii) generally invest 1.5% to 2.0% of annual revenue in capital expenditures to support our organic growth over the long term, and (iii) pursue potential strategic acquisitions as part of a disciplined capital allocation framework.

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

* Non-IFRS adjusted EPS, non-IFRS operating margin (each a ratio based on a non-IFRS financial measure), and non-IFRS adjusted free cash flow are non-IFRS financial measures without standardized meanings, and may not be comparable to similar measures presented by other companies. See "Non-IFRS Financial Measures" below for the definitions and uses of these non-IFRS financial measures, and a reconciliation of these non-IFRS financial measures to the most directly-comparable financial measures determined under IFRS for specified periods. We do not provide reconciliations for forward-looking non-IFRS financial measures, as we are unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort.

** CAGR (compound annual growth rate), is calculated using the formula: (Ending Value / Beginning Value)^(1/number of years) -1.

Our Strategy

    We remain committed to making the investments we believe are required to support our long-term objectives and to create shareholder value, while simultaneously managing our costs and resources to maximize our efficiency and productivity. Within both of our segments, we are focused on: increasing penetration in our end markets; diversifying our customer mix and product portfolios, including increasing design and development, engineering, and after-market services (higher value-added services, including ITAD); and diversifying our capabilities. The costs of investments that we deem desirable may be prohibitive, however, and therefore prevent us from achieving our diversification objectives. In addition, the ramping activities associated with investments that we do make may be significant and could negatively impact our margins in the short and medium term. To counteract these factors, we continue to invest in and deploy automation and digital factory solutions and capabilities throughout our network to improve quality and productivity. The focus and scale of our Celestica Operating System, which standardizes best practices and processes across our network, continued to drive operational optimization and improved supply chain resiliency during 2023. Our recent productivity initiatives and related restructuring actions were also intended to further streamline our business and increase operational efficiencies.

    As part of our growth efforts, we have recently undertaken investments geared towards capacity expansions at our Thailand and Malaysia facilities in support of demand for AI/ML compute and HPS programs. We also established a design center of excellence in Chennai, India and in Penang, Malaysia (in proximity to our expanded Kulim, Malaysia manufacturing site) to further increase the breadth of HPS offerings available to our customers.

    As we expand our business, open new sites, or transfer business within our network to accommodate growth or achieve synergies and supply chain resilience, we may encounter difficulties that result in higher than expected costs associated with such activities. Potential difficulties related to such activities are described in Item 3(D), Key Information — Risk Factors, "We may encounter difficulties expanding or consolidating our operations or introducing new competencies or new offerings, which could adversely affect our operating results" of our 2023 Annual Report, of which this MD&A is a part. Any such difficulties could prevent us from realizing the anticipated benefits of growth in our business, including in new markets or technologies, which could materially adversely affect our business and operating results.

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

External Factors that May Impact our Business

External factors that could adversely impact our industry and/or business include government legislation, regulations, or policies, supplier or customer financial difficulties, natural disasters, fires and related disruptions, political instability, increased political tension between countries (including threats of retaliatory action from the Chinese government due to ongoing tensions between the U.S. and China, and increased tensions between mainland China and Taiwan), geopolitical dynamics, terrorism, armed conflict (including the Russia/Ukraine conflict and the Middle East Conflicts), labor or social unrest, criminal activity, cybersecurity incidents, unusually adverse weather conditions (including those caused by climate change), such as hurricanes, tornados, other extreme storms, wildfires, droughts and floods, disease or illness (including potential mutations or resurgences of COVID-19) that affects local, national or international economies, and other risks present in the jurisdictions in which we, our customers, our suppliers, and/or our logistics partners operate. These types of events could disrupt operations at one or more of our sites or those of our customers, component suppliers and/or our logistics partners. These events could also lead to higher costs or supply shortages and may disrupt the delivery of components to us, or our ability to provide finished products or services to our customers, any of which could (and in the case of materials constraints, have in the past and may in the future) have a material negative impact on our operating results. Neither the Russia/Ukraine conflict nor the Middle East Conflicts have had a significant impact on our supply chain, but there can be no assurance that this will continue to be the case. See "Recent Developments — Segment Environment" above for a discussion of the impact of materials constraints on our business in recent periods, as well as potential future impacts.

Inflationary pressures could adversely impact our financial results by increasing costs for labor and materials. Our operating costs have increased, and may continue to increase, due to the recent growth in inflation due to, among other things, the Russia/Ukraine conflict and related international response and the uncertain economic environment. Although we have been successful in offsetting the majority of our increased costs with increased pricing for our products and services to date, we cannot assure continued success in this regard, and unrecovered increased operating costs in future periods would adversely impact our margins. Further, our customers may choose to reduce their business with us if we increase our pricing. In addition, uncertainty in the global economy (including the severity and duration of global inflation and/or recession) and financial markets may impact current and future demand for our customers' products and services, and consequently, our operations. We cannot predict future trends in the rate of inflation or other negative economic factors or associated increases in our operating costs. We continue to monitor the dynamics and impacts of the global economic and financial environment and work to manage our priorities, costs and resources to anticipate and prepare for any changes we deem necessary.

Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions where we have operations, while similar legislation in other relevant jurisdictions has yet to be finalized. See "Operating Results — Income taxes" below for the estimated incremental impact of Pillar Two legislation on our income tax expense for Q1 2024 should this legislation become applicable to such reporting period.

Governmental actions related to international trade agreements have increased (and could further increase) the cost to our U.S. customers who use our non-U.S. manufacturing sites and components, and vice versa, which may materially and adversely impact demand for our services, our results of operations or our financial condition. In recent periods, our Capital Equipment business and, to a lesser extent, our CCS segment were negatively impacted by recent U.S. technology export controls with respect to China, and China's policy supporting its private sector businesses. We have increased the resilience of our global network to manage this dynamic. However, given the uncertainty regarding the scope and duration of these (or further) trade actions and whether trade tensions will escalate further, their impact on the demand for our services, our operations and results for future periods cannot be currently quantified, but may be material. We will continue to monitor the scope and duration of trade actions by the U.S. and other governments on our business.

Uncertainties resulting from government policies or legislation, and/or increased political tensions between countries, may adversely affect our business, results of operations and financial condition. In general, changes in social, political, regulatory and economic conditions or in laws and policies governing foreign trade, taxation, manufacturing, clean energy, the healthcare industry, and/or development and investment in the jurisdictions in which we, and/or our customers or suppliers operate, could materially adversely affect our business, results of operations and financial condition. See Item 3(D), Key Information — Risk Factors, "Our operations have been and could continue to be adversely affected by events outside our control" and "U.S. policies or legislation could have a material adverse effect on our business, results of operations and financial condition" of our 2023 Annual Report, of which this MD&A is a part, for further detail.

We rely on a variety of contracted or common carriers to transport raw materials and components from our suppliers to us, and to transport our products to our customers. The use of contracted or common carriers is subject to a number of risks, including increased costs due to rising energy prices and labor, vehicle and insurance costs; hijacking and theft resulting in lost shipments; delivery delays resulting from port congestion and labor shortages and/or strikes; and other factors beyond our control. Although we attempt to mitigate our liability for any losses resulting from these risks through the use of multiple carriers and modes of transport, as well as insurance, any costs or losses relating to shipping or shipping delays that cannot be mitigated, avoided or passed on to our customers could reduce our profitability, require us to manufacture replacement products or damage our relationships with our customers. Although we have incurred some increased shipping expenses and delays as a result of the Middle East Conflicts, such increases and delays have not been significant to date. However, there can be no assurance that this will continue to be the case.

If a key supplier (or any company within such supplier's supply chain) experiences financial or other difficulties, this may affect its ability to supply us with materials, components or services, which could halt or delay the production of a customer's products, and/or have a material adverse impact on our operations, financial results and customer relationships.

The pace of technology changes and data center deployments, and the frequency of customer outsourcing or transferring business among EMS and/or ODM competitors, may impact our business, results of operations and/or financial condition.

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

Insufficient customer liquidity may result in significant delays in or defaults on payments owed to us. In addition, customer financial difficulties or changes in demand for our customers' products may result in order cancellations and higher than expected levels of inventory, which could have a material adverse impact on our operating results and working capital performance. We may not be able to return or resell this inventory, or we may be required to hold the inventory for an extended period of time, any of which may result in our having to record additional inventory reserves. We may also be unable to recover all of the amounts owed to us by a customer, including amounts to cover unused inventory or capital investments we incurred to support that customer's business. Our failure to collect amounts owed to us and/or the loss of one or more major customers could have a material adverse effect on our operating results, financial position and cash flows. See "Capital Resources — Financial instruments and financial risks" below for a discussion of customer credit risk reviews we conduct. No significant credit adjustments were recorded in 2023 or to date.

We have maintained high levels of inventory in recent periods to support the growth of our business, as well as to respond to ongoing materials constraints (to a lesser extent in 2023 than in 2022 and 2021, due to improvement in the availability of materials). In connection therewith, we continue to work with our customers to obtain cash deposits to help mitigate the impact of increased inventory. See Item 3(D), Key Information — Risk Factors, "Our products and services involve inventory risk" of our 2023 Annual Report, of which this MD&A is a part, for further detail.

    Customer decisions to shift production between EMS and ODM providers, or to change the amount of business they outsource or the concentration or location of their EMS suppliers, have impacted and may continue to impact, among other items, our revenue and margins, the need for future restructuring, the level of capital expenditures and our cash flows.

Summary of Key Operating Results and Financial Information

Our 2023 AFS have been prepared in accordance with IFRS and accounting policies we adopted in accordance with IFRS. Such consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at December 31, 2023 and 2022 and the financial performance, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2023. See "Recently issued accounting standards and amendments" in note 2 to our 2023 AFS for a description of recently adopted accounting standards and amendments.

The following tables set forth certain key operating results and financial information for the periods indicated (in millions, except per share amounts and percentages):

	Year ended December 31
	2021	2022	2023	% Change 2022 v. 2021	% Change 2023 v. 2022
Revenue	$5,634.7	$7,250.0	$7,961.0	29%	10%
Gross profit	487.0	636.3	778.5	31%	22%
Selling, general and administrative expenses (SG&A)	245.1	279.9	279.6	14%	—%
Other charges, net of recoveries	10.3	6.7	15.2	(35)%	127%
Net earnings	103.9	145.5	244.6	40%	68%
Diluted earnings per share	$0.82	$1.18	$2.03	44%	72%

	Year ended December 31
Segment revenue* as a percentage of total revenue:	2021	2022	2023
ATS revenue (% of total revenue)	41%	41%	42%
CCS revenue (% of total revenue)	59%	59%	58%

	Year ended December 31
Segment income and segment margin*:	2021		2022		2023
		Segment Margin		Segment Margin		Segment Margin
ATS segment	$105.0	4.5%	$140.9	4.7%	$156.1	4.7%
CCS segment	128.9	3.9%	217.1	5.1%	289.1	6.2%
* Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue), each of which are defined in "Operating Results — Segment income and margin" below.

	December 31 2022	December 31 2023
Cash and cash equivalents	$374.5	$370.4
Total assets	5,628.0	5,890.7
Borrowings under term loans(1)	627.2	608.9
Borrowings under revolving credit facility(2)	—	—
(1) excluding unamortized debt issuance costs.
(2) excluding ordinary course letters of credit (L/Cs).

	Year ended December 31
	2021	2022	2023
Cash provided by operating activities	$226.8	$297.9	$429.7

SVS repurchase activities:
Aggregate cost (1) of SVS repurchased for cancellation (2)	$35.9	$34.6	$35.6
Number of SVS repurchased for cancellation (in millions)(3)	4.4	3.4	2.6
Weighted average price per share for repurchases	$8.21	$10.45	$13.83
Aggregate cost (1) of SVS repurchased for delivery under SBC plans(4)	$20.6	$44.9	$82.3
Number of SVS repurchased for delivery under SBC plans (in millions)(5)	1.9	3.9	3.7

(1)         Includes transaction fees.
(2)     For 2021, excludes an accrual of $7.5 million recorded at December 31, 2021 for the estimated contractual maximum number of permitted SVS repurchases (Contractual Maximum Quantity) under an ASPP entered into in December 2021; for 2023, excludes an accrual of $2.7 million recorded at December 31, 2023 for the estimated Contractual Maximum Quantity under an ASPP entered into in December 2023.
(3)     Includes 0.9 million, 2.5 million and 2.8 million repurchases of SVS for cancellation under ASPPs in 2023, 2022 and 2021, respectively.
(4)     For 2021, excludes an accrual of $33.8 million recorded at December 31, 2021 for the estimated Contractual Maximum Quantity under an ASPP entered into in December 2021; for 2023, excludes an accrual of $7.5 million recorded at December 31, 2023 for the estimated Contractual Maximum Quantity under an ASPP entered into in September 2023, in each case with respect to SVS delivery obligations under our SBC plans.
(5)     Includes 3.7 million, 3.9 million and 0.7 million SVS repurchases for SBC delivery obligations under ASPPs for such purpose in 2023, 2022 and 2021, respectively.

Other performance indicators:

In addition to the key operating results and financial information described above, management reviews the following measures:

	Q1 2022	Q2 2022	Q3 2022	Q4 2022	Q1 2023	Q2 2023	Q3 2023	Q4 2023
Cash cycle days:
Days in accounts receivable (A/R)	73	65	56	57	66	60	65	72
Days in inventory	116	118	115	115	130	123	114	104
Days in accounts payable (A/P)	(84)	(85)	(78)	(72)	(76)	(68)	(65)	(62)
Days in cash deposits*	(29)	(29)	(30)	(36)	(45)	(42)	(42)	(42)
Cash cycle days	76	69	63	64	75	73	72	72
Inventory turns	3.2x	3.1x	3.2x	3.2x	2.8x	3.0x	3.2x	3.5x
* We receive cash deposits from certain of our customers primarily to help mitigate the impact of high inventory levels, and to reduce risks related to excess and/or obsolete inventory. See "Customer Cash Deposits" in the table below.

	2022				2023
(in millions)	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31
A/R Sales	$162.8	$225.4	$367.3	$245.6	$282.6	$253.5	$66.5	$—
Supplier Financing Programs* (SFPs)	150.9	166.6	147.1	105.6	128.2	112.4	92.5	18.6
Total	$313.7	$392.0	$514.4	$351.2	$410.8	$365.9	$159.0	$18.6
Customer Cash Deposits	$461.7	$525.7	$623.6	$825.6	$810.8	$809.7	$874.8	$904.8

*    Represents A/R sold to third party banks in connection with the uncommitted SFPs of three customers (one CCS segment customer and two ATS segment customers).

The amounts we sell under our A/R sales program and the SFPs can vary from quarter to quarter (and within each quarter) depending on our working capital and other cash requirements, including by geography. See charts above and "Liquidity — Cash requirements — Financing Arrangements" below.

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

    Cash cycle days increased by 8 days in Q4 2023 compared to Q4 2022. Days in A/R for Q4 2023 increased 15 days from Q4 2022 to 72 days, primarily due to higher average A/R in Q4 2023, partially offset by the impact of higher revenue in Q4 2023. Our average A/R balance in Q4 2023 increased compared to Q4 2022 primarily due to higher revenue in Q4 2023 and less A/R sold through our A/R sales program and customer SFPs in Q4 2023 compared to Q4 2022. Days in inventory for Q4

2023 decreased 11 days from Q4 2022 to 104 days primarily due to lower average inventory levels in Q4 2023 and higher cost of sales for Q4 2023 compared to Q4 2022. Lower average inventory levels in Q4 2023 compared to Q4 2022 were due to the improvement of supply chain constraints. Higher cost of sales in Q4 2023 compared to Q4 2022 was due to our business growth. Days in A/P decreased 10 days from Q4 2022 to 62 days in Q4 2023 mainly due to higher cost of sales in Q4 2023 and lower average A/P in Q4 2023. Lower average A/P in Q4 2023 resulted from lower levels of inventory purchases in Q4 2023, as well as timing of payments. Days in cash deposits increased 6 days from Q4 2022 to 42 days in Q4 2023 primarily due to higher average cash deposits in Q4 2023 compared to Q4 2022, offset in part by the effect of higher cost of sales. We received cash deposits from certain customers to help alleviate the impact of inventory purchases on our cash flows (see chart above). The increase in average cash deposits in Q4 2023 compared to Q4 2022 is due to growth of our business. Our customer cash deposit balance fluctuates depending on the levels of inventory we have been asked to procure by certain customers (to secure supply for future demand), or as we utilize the inventory in production.

Cash cycle days remained flat at 72 days in Q4 2023 compared to Q3 2023. Days in A/R for Q4 2023 increased 7 days sequentially primarily due to higher average A/R balances in Q4 2023 compared to Q3 2023, partially offset by the effect of higher revenue in Q4 2023. Our average A/R balance in Q4 2023 increased compared to Q3 2023 due to higher revenue in Q4 2023 and less A/R sold through our A/R sales program and customer SFPs. Days in inventory for Q4 2023 decreased 10 days sequentially due to lower average inventory levels in Q4 2023 and higher cost of sales. Lower average inventory levels in Q4 2023 compared to Q3 2023 reflect improvement of supply chain constraints. Higher cost of sales in Q4 2023 compared to Q3 2023 was due to our business growth. Days in A/P for Q4 2023 decreased 3 days sequentially primarily as a result of the higher cost of sales in Q4 2023. Days in cash deposits for Q4 2023 remained flat sequentially at 42 days, as the effect of higher average cash deposits was offset by higher cost of sales. The increase in average cash deposits in Q4 2023 compared to Q3 2023 was due to the growth of our business.

    We believe that cash cycle days (and the components thereof) and inventory turns are useful measures in providing investors with information regarding our cash management performance and are accepted measures of working capital management efficiency in our industry.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets, liabilities, revenue, and expenses, and related disclosures with respect to contingent assets and liabilities. We base our judgments, estimates and assumptions on current facts (including, in recent periods, the prolonged impact of global supply chain constraints), historical experience and various other factors that we believe are reasonable under the circumstances. The economic environment also impacts certain estimates and discount rates necessary to prepare our consolidated financial statements, including significant estimates and discount rates applicable to the determination of the recoverable amounts used in the impairment testing of our non-financial assets. Our assessment of these factors forms the basis for our judgments on the carrying values of our assets and liabilities, and the accrual of our costs and expenses. Actual results could differ materially from our estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may also impact future periods.

Our review of the estimates, judgments and assumptions used in the preparation of our 2023 AFS included those relating to, among others: our determination of the timing of revenue recognition, the determination of whether indicators of impairment existed for our assets and cash generating units (CGUs2), our measurement of deferred tax assets and liabilities, our estimated inventory write-downs and expected credit losses, customer creditworthiness, and the determination of the fair value of assets acquired and liabilities assumed in connection with a business combination. Any revisions to estimates, judgments or assumptions may result in, among other things, write-downs, accelerated depreciation or amortization, or impairments to our assets or CGUs, and/or adjustments to the carrying amount of our A/R and/or inventories, or to the valuation of our deferred tax assets, any of which could have a material impact on our financial performance and financial condition.

Material accounting policies and methods used in the preparation of our consolidated financial statements are described in note 2 to our 2023 AFS. The following is a discussion of accounting estimates which management considers to be "critical," defined as accounting estimates made in accordance with IFRS that involve a significant level of estimation
2 CGUs are the smallest identifiable group of assets that cannot be tested individually and generate cash inflows that are largely independent of those of other assets or groups of assets, and can be comprised of a single site, a group of sites, or a line of business.

uncertainty, and have had, or are reasonably likely to have, a material impact on the Company's financial condition or results of operations.

Key sources of estimation uncertainty and judgment: We have applied significant estimates, judgments and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our determination of the timing of revenue recognition; whether events or changes in circumstances are indicators that an impairment review of our assets or CGUs should be conducted; the measurement of our CGUs' recoverable amounts, which includes estimating future growth, profitability, and discount and terminal growth rates; and the allocation of the purchase price and other valuations related to our business acquisition.

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
Impairment of goodwill, intangible assets, property, plant and equipment, and right-of-use (ROU) assets:
    We review the carrying amounts of goodwill, intangible assets, property, plant and equipment, and right-of-use (ROU) assets for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount of such assets, or the related CGU or CGUs, may not be recoverable. We determined that no triggering event had occurred in 2023 that would require an impairment assessment for our assets or CGUs. In addition to an assessment of triggering events during the year, we conduct an annual impairment assessment of CGUs with goodwill in the fourth quarter of the year (Annual Impairment Assessment). Judgment is required in the determination of whether events or changes in circumstances are indicators that a review for impairment should be conducted.
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
Operating Results

    Our product and service volumes, revenue and annual and quarterly operating results are affected by, among other factors: the level and timing of customer orders; our customer and business mix and the types of products or services we provide; the rate at which, the costs associated with, and the execution of, new program ramps; demand volumes; price competition and other competitive factors; the mix of manufacturing or service value-add; manufacturing capacity, utilization and efficiency; the degree of automation used in the assembly process; the availability of components or labor; the location of qualified personnel; costs and inefficiencies of transferring programs between sites; program completions or losses, or customer disengagements and the timing and the margin of follow-on business or any replacement business; the impact of foreign exchange fluctuations; the performance of third-party providers; our ability to manage inventory, production location and equipment effectively; our ability to manage changing labor, component, energy and transportation costs effectively; fluctuations in variable compensation costs; the timing of our expenditures in anticipation of forecasted sales levels; and the timing of any acquisitions and related integration costs. Significant period-to-period variations can also result from the timing of new programs reaching full production or programs reaching end-of-life, the timing of follow-on or next generation programs and/or the timing of existing programs being fully or partially transferred internally or to a competitor. See "Overview — Overview of business environment" and "Recent Developments" above for a discussion of the impact of recent events and market conditions on our segments and businesses.

Operating results expressed as a percentage of revenue:

	Year ended December 31
	2021	2022	2023
Revenue	100.0%	100.0%	100.0%
Cost of sales	91.4	91.2	90.2
Gross profit	8.6	8.8	9.8
SG&A	4.3	3.9	3.5
Research and development costs	0.7	0.6	0.7
Amortization of intangible assets	0.4	0.6	0.5
Other charges, net of recoveries	0.2	0.1	0.2
Finance costs	0.6	0.8	1.0
Earnings before income tax	2.4	2.8	3.9
Income tax expense	0.6	0.8	0.8
Net earnings	1.8%	2.0%	3.1%

Revenue:

    Revenue of $8.0 billion for 2023 increased 10% compared to 2022. ATS segment revenue increased 11% in 2023 compared to 2022; CCS segment revenue increased 9% in 2023 compared to 2022.

    Revenue of $7.3 billion for 2022 increased 29% compared to 2021. ATS segment revenue and CCS segment revenue each increased 29% in 2022 compared to 2021.

    The following table sets forth segment revenue information (in millions, except percentages) for the periods indicated:

	2021		2022		2023
		% of total		% of total		% of total
ATS segment revenue	$2,315.1	41%	$2,979.0	41%	$3,319.8	42%
CCS segment revenue
Communications	$2,259.9	40%	$2,865.0	40%	$2,675.6	33%
Enterprise	1,059.7	19%	1,406.0	19%	1,965.6	25%
	$3,319.6	59%	$4,271.0	59%	$4,641.2	58%

Total revenue	$5,634.7	100%	$7,250.0	100%	$7,961.0	100%

ATS segment revenue for 2023 increased $340.8 million (11%) compared to 2022, driven by the ramping of new programs in our Industrial business (29% revenue increase), improving demand in our A&D business (32% revenue increase) and solid growth in our HealthTech business (16% revenue increase), partially offset by demand softness in our Capital Equipment business. In 2023, supply chain constraints had nil adverse impact on our ATS segment revenue (2022 — approximately $17 million).

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

CCS segment revenue for 2023 increased $370.2 million (9%) compared to 2022, driven by growth in our Enterprise end market, offset in part by the anticipated demand softness in our Communications end market. Supply chain constraints did not have a material adverse impact on CCS segment revenue in 2023 or 2022. Communications end market revenue for 2023 decreased $189.4 million (7%) compared to 2022 driven by anticipated demand softness and strong comparative revenue in 2022. Enterprise end market revenue for 2023 increased $559.6 million (40%) compared to 2022, driven by strong demand for AI/ML compute from our hyperscaler customers. Our HPS revenue for 2023 decreased 7% (to $1.7 billion) compared to 2022, and accounted for 21% of our total 2023 revenue (compared to 25% of our total 2022 revenue), due to strong comparative revenue in 2022. Revenue from hyperscalers increased 32% in 2023 compared to 2022, accounting for 62% of total CCS segment revenues in 2023, up from 51% in 2022.

CCS segment revenue for 2022 increased $951.4 million (29%) compared to 2021 due to strength in both our Communications and Enterprise end markets. Supply chain constraints did not have a material adverse impact on CCS segment revenue in 2022 (2021 — estimated adverse revenue impact of approximately $54 million). Communications end market revenue for 2022 increased $605.1 million (27%) compared to 2021 primarily due to growth in our HPS business and improved availability of materials. Enterprise end market revenue for 2022 increased $346.3 million (33%) compared to 2021, driven by increased customer demand and new program ramps. Our HPS revenue for 2022 increased 59% (to $1.83 billion) compared to 2021, and accounted for 25% of our total 2022 revenue (compared to 20% of our total 2021 revenue). Growth in our HPS business was driven by strong demand from our hyperscaler customers for our differentiated offerings.

We depend on a small number of customers for a substantial portion of our revenue. In the aggregate, our top 10 customers represented 64% of total revenue for 2023, and 66% for each of 2022 and 2021. One customer individually represented 10% or more of total revenue in 2023 (22%). Two customers individually represented 10% or more of total revenue in 2022 (11% for each customer). No customer individually represented 10% or more of total revenue in 2021.

We generally enter into master supply agreements with our customers that provide the framework for our overall relationship, although such agreements do not typically guarantee a particular level of business or fixed pricing. Instead, we bid on a program-by-program basis and receive customer purchase orders for specific quantities and timing of products. We cannot assure that our current customers will continue to award us with follow-on or new business. Customers may also cancel contracts, and volume levels can be changed or delayed, any of which could have a material adverse impact on our results of operations, working capital performance (including requiring us to carry higher than expected levels of inventory, particularly in a supply-constrained environment, to enable us to meet demand requirements), and result in lower asset utilization and lower margins. We cannot assure the replacement of completed, delayed, cancelled or reduced orders, or that our current customers will continue to utilize our services, or renew their long-term manufacturing or services contracts with us on acceptable terms or at all. In addition, in any given quarter, we can experience quality and process variances related to materials, testing or other manufacturing or supply chain activities. Although we are successful in resolving the majority of these issues, the existence of these variances could have a material adverse impact on the demand for our services in future periods from any affected customers. Further, some of our customer agreements require us to provide specific price reductions to our customers over the term of the contracts, which has had, and may continue to have a significant impact on our revenues and margins. Continuing market shifts to disaggregated solutions and open hardware platforms are adversely impacting demand from our traditional OEM Communications customers, but favorably impacting our service provider customers and our HPS business. There can be no assurance that revenue from any of our major customers will continue at historical levels or will not decrease in absolute terms or as a percentage of total revenue. A significant revenue decrease or pricing pressures from these or other customers, or a loss of a major customer or program, could have a material adverse impact on our business, our operating results and our financial position.

Materials constraints continue to cause delays in production, and adversely impact our inventory levels. Although such negative impacts have diminished in 2023, we anticipate that materials constraints (and longer lead-times for high-demand components and materials) will remain a risk for us in the near term, and may adversely impact our working capital performance. See Item 3(D), Key Information — Risk Factors, "We are dependent on third parties to supply certain materials, and our results were negatively affected by the availability of such materials in the past and may be negatively affected by the quality, availability and cost of such materials in the future" of our 2023 Annual Report, of which this MD&A is a part, for further detail.

Gross profit:

The following table shows gross profit and gross margin (gross profit as a percentage of total revenue) for the periods indicated:

	Year ended December 31
	2021	2022	2023
Gross profit (in millions)	$487.0	$636.3	$778.5
Gross margin	8.6%	8.8%	9.8%

Gross profit for 2023 increased $142.2 million (22%), compared to 2022, primarily due to the strong revenue growth in both segments noted above, partially offset by the effect of higher net inventory write-downs in 2023 ($57.6 million, split approximately evenly between our two segments), compared to 2022 ($30.5 million, approximately two-thirds of which related to our ATS segment). Increases in inventory write-downs in 2023 compared to 2022 resulted from reduced demand for certain aged inventory.

Gross margin increased to 9.8% in 2023 from 8.8% in 2022 primarily driven by volume leverage in both segments, improved mix and production efficiencies.

Gross profit for 2022 increased $149.3 million (31%), compared to 2021, primarily due to the strong revenue growth in both segments noted above, partially offset by the effect of higher net inventory write-downs in 2022 compared to 2021 (2022 — $30.5 million, approximately two-thirds of which related to our ATS segment; 2021 — $4.9 million, consisting of $7.2 million in inventory write-downs pertaining to our ATS segment, offset in part by $2.3 million of valuation recoveries in our CCS segment). Increases in inventory write-downs in 2022 compared to 2021 resulted from reduced demand for certain aged inventory. Gross profit in 2022 was adversely impacted by approximately $4 million of Constraint Costs recorded in cost of sales, all within our ATS segment (2021 — approximately $31 million of Constraint Costs recorded in cost of sales, mitigated by an aggregate of $9 million of COVID-19-related government subsidies, grants and/or credits (COVID Subsidies), and COVID-19-related customer recoveries in cost of sales).

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

Selling, general and administrative expenses (SG&A):

SG&A for 2023 was $279.6 million (3.5% of total revenue). SGA for 2022 was $279.9 million (3.9% of total revenue). SG&A for 2023 was impacted by $27 million in favorable fair value adjustments (TRS FVAs) related to our total return swap agreement executed in December 2022 (TRS Agreement), substantially all of which was offset by higher variable compensation compared to 2022, an audit settlement of certain historical value-added tax filings for one of our subsidiaries in Asia, and approximately $7 million in higher foreign exchange losses compared to 2022. See "Liquidity — Cash requirements — TRS" for a description of our TRS Agreement.

SG&A for 2022 of $279.9 million (3.9% of total revenue) increased $34.8 million compared to $245.1 million (4.3% of total revenue) for 2021, primarily due to higher variable compensation, $10.3 million in higher employee SBC expense (see below), lower COVID Subsidies recorded in SG&A (2022 — nil; 2021 — $3 million), and higher SG&A attributable to the acquisition of PCI Private Limited (PCI) in November 2021 (2022 — approximately $11 million; 2021 — approximately $2 million).

Segment income and margin:

    Segment performance is evaluated based on segment revenue (set forth above), segment income and segment margin (segment income as a percentage of segment revenue). Revenue is attributed to the segment in which the product is manufactured or the service is performed. Segment income is defined as a segment's net revenue less its cost of sales and its allocable portion of SG&A and R&D expenses (collectively, Segment Costs). Identifiable Segment Costs are allocated directly to the applicable segment while other Segment Costs, including indirect costs and certain corporate charges, are allocated to our segments based on an analysis of the relative usage or benefit derived by each segment from such costs. Segment income excludes Finance Costs (defined under "Finance Costs" below), employee SBC expense, amortization of intangible assets (excluding computer software), Other charges, net of recoveries (described under "Other charges, net of recoveries" below), and commencing in Q1 2023, TRS FVAs (the impact in 2022 was de minimis), as these costs and charges/recoveries are managed and reviewed by our Chief Executive Officer at the company level. See the reconciliation of segment income to our earnings before income taxes for 2021 — 2023 in note 25 to the 2023 AFS. Our segments do not record inter-segment revenue. Although segment income and segment margin are used to evaluate the performance of our segments, we may incur operating costs in one segment that may also benefit the other segment. Our accounting policies for segment reporting are the same as those applied to the Company as a whole.

ATS segment income for 2023 increased $15.2 million (11%) compared to 2022, due primarily to the revenue increase described above. ATS segment margin remained flat at 4.7% compared to 2022 as the benefits of volume leverage and program ramps in our Industrial business were offset by softness in our Capital Equipment business. Both ATS segment income and segment margin were also negatively impacted by the higher inventory write-downs in 2023 compared to 2022 noted above.

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

CCS segment income for 2023 increased $72.0 million (33%) compared to 2022 as a result of the revenue increase described above. CCS segment margin increased from 5.1% in 2022 to 6.2% in 2023, primarily driven by higher volumes and improved mix. The increase in CCS segment income and margin was partially offset by the impact of the higher inventory write-downs in 2023 compared to 2022 noted above.

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

SBC expense and TRS FVAs:

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

In December 2022, we entered into the TRS Agreement to manage our cash flow requirements and exposure to fluctuations in the share price of our SVS in connection with the settlement of certain outstanding equity awards under our SBC plans. See "Liquidity — Cash requirements — TRS" below for further detail.

The following table shows employee SBC expense (with respect to stock options, restricted share units (RSUs) and performance share units (PSUs) granted to employees), TRS FVAs, and director SBC expense (with respect to DSUs and RSUs issued to directors as compensation) for the periods indicated (in millions):

	Year ended December 31
	2021	2022	2023
Employee SBC expense in cost of sales	$13.0	$20.3	$22.6
Employee SBC expense in SG&A	20.4	30.7	33.0
Total employee SBC expense	$33.4	$51.0	$55.6

TRS FVAs (gains) in cost of sales	$—	$—	$(18.6)
TRS FVAs (gains) in SG&A	—	—	(27.0)
Total TRS FVAs (gains)	$—	$—	$(45.6)

Combined effect of employee SBC expense and TRS FVAs	$33.4	$51.0	$10.0

Director SBC expense in SG&A(1)	$2.1	$2.2	$2.4
(1)     Expense consists of director compensation to be settled with SVS, or SVS and cash, as elected by each director.

    The increase in employee SBC expense for 2023 compared to 2022, and for 2022 compared to 2021, in each case primarily reflected an increase in the number of PSUs that vested or were expected to vest at the end of the relevant three-year performance period. Unless a grantee has been authorized, and elects, to settle these awards in cash, Celestica intends to settle all outstanding RSUs and PSUs with SVS. Accordingly, we account for these share unit awards as equity-settled awards. See "Liquidity — Cash requirements" below.

Other charges, net of recoveries:

     In addition to the items set forth below, other charges, net of recoveries for 2022 included approximately $95 million in aggregate charges representing write-downs to inventories, a building and equipment resulting from the June 2022 fire at our Batam facility in Indonesia (Batam Fire), as well as equivalent amounts in recoveries, as we expect to fully recover the written-down amounts pursuant to the terms and conditions of our insurance policies. As a result, such event had no net impact on other charges, net of recoveries during 2022. To date, we have recovered $54 million of Batam Fire losses through insurance proceeds. See note 26 to the 2023 AFS.

(i)     Restructuring charges, net of recoveries:

	Year ended December 31
	2021	2022	2023
Restructuring charges, net of recoveries (in millions)	$10.5	$8.4	$11.2

We perform ongoing evaluations of our business, operational efficiency and cost structure, and implement restructuring actions as we deem necessary. Our restructuring activities in 2023 consisted primarily of actions to adjust our cost base to address reduced levels of demand in certain of our businesses and geographies.

We recorded net restructuring charges of $11.2 million in 2023, consisting of: (i) cash restructuring charges of $9.6 million, primarily for employee termination costs, and (ii) non-cash restructuring charges of $2.9 million, consisting primarily of the accelerated depreciation of equipment, building improvements and ROU assets related to disengaging programs and vacated properties, offset in part by restructuring recoveries of $1.3 million, representing gains on the sale of surplus equipment, and certain sublet recoveries in excess of the carrying value of the related leases. In 2023, our restructuring charges and restructuring recoveries were each split approximately evenly between our two segments. Our restructuring provision at

December 31, 2023 was $3.6 million (December 31, 2022 — $5.8 million; December 31, 2021 — $6.1 million), which we recorded in the current portion of provisions on our consolidated balance sheet.
    We recorded restructuring charges of $8.4 million in 2022, consisting of cash charges of $7.5 million, primarily for employee termination costs, and non-cash charges of $0.9 million, consisting of the accelerated depreciation of ROU assets in connection with vacated properties and assets related to disengaging programs. Approximately two thirds of 2022 restructuring charges were associated with our CCS segment.

We recorded restructuring charges of $10.5 million in 2021, consisting of cash charges of $9.8 million, primarily for employee termination costs, and net non-cash charges of $0.7 million (consisting of non-cash restructuring charges of $1.5 million and non-cash restructuring recoveries of $0.8 million). The non-cash charges consisted primarily of the accelerated depreciation of equipment related to disengaged programs. The non-cash restructuring recoveries primarily reflect gains on the sale of surplus equipment. Approximately one half of our 2021 restructuring charges were associated with our ATS segment, and included actions related to our A&D business.
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

(ii)     Transition Costs (Recoveries):

Transition Costs (Recoveries) are defined under "Non-IFRS Financial Measures" below. In 2023, we incurred $3.9 million in Transition Costs (consisting of the Purchaser Lease Charge described under "Recent Developments — Corporate Headquarters Leases" above) and nil Transition Recoveries.

In 2022, we recorded $1.5 million of Transition Costs, related primarily to the disposal of assets reclassified as held for sale in Q1 2022, and $3.6 million of Transition Recoveries, reflecting the gain on the subsequent disposal of such assets held for sale.
In 2021, we recorded Transition Costs of $1.2 million, pertaining to the transfer of manufacturing lines from closed sites to other sites within our global network, and nil Transition Recoveries.
(iii)     Asset impairment:

We review the carrying amounts of goodwill, intangible assets, property, plant and equipment, and ROU assets for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount of such assets, or the related CGU(s), may not be recoverable. In addition to an assessment of triggering events during the year, we conduct an annual impairment assessment of CGUs with goodwill in the fourth quarter of each year (Annual Impairment Assessment). See "Critical Accounting Estimates" above and note 2(j) to our 2023 AFS. We did not identify any triggering events during 2021, 2022 or 2023 indicating that the carrying amount of our assets or CGUs may not be recoverable. However, we recorded non-cash restructuring charges to accelerate the depreciation of equipment and ROU assets during such periods in connection with our restructuring activities. See paragraph (i) above, and footnote (i) in each of notes 6 and 7 to the 2023 AFS. No impairments to our CGUs with goodwill were recorded as a result of our 2021, 2022 or 2023 Annual Impairment Assessments, as we determined that the recoverable amount of our CGUs exceeded their respective carrying values.

See notes 2(j) and 8 to our 2023 AFS for a discussion of when impairment losses for our assets and CGUs are recognized, and how we determine our cash flow projections for our impairment assessments, as well as the cash flow projection periods, growth rates, and discount rates used in our Annual Impairment Assessments of CGUs with goodwill for each of 2021, 2022 and 2023.

    Our goodwill balance is allocated to the following CGUs (in millions):

	December 31
	2021	2022	2023
Capital Equipment (1)	$131.9	$131.7	$131.6
A&D (2)	3.7	66.3	66.3
Atrenne (3)	62.6	N/A	N/A
PCI (4)	126.0	123.8	123.8
	$324.2	$321.8	$321.7
(1)    Consists of goodwill attributable to our 2018 acquisition of Impakt Holdings, LLC (Impakt), as well as prior acquisitions.
(2)    Consists of goodwill attributable to our 2016 acquisition of Lorenz, Inc. and Suntek Manufacturing Technologies, SA de CV, collectively known as Karel Manufacturing, and in 2022 and 2023, also includes goodwill attributable to our 2018 acquisition of Atrenne Integrated Solutions, Inc. (Atrenne). Our Atrenne CGU merged into our A&D CGU commencing in 2022, and is no longer a separate CGU (described below). As a result, our 2022 and 2023 Annual Impairment Assessment for our A&D CGU includes our Atrenne business.
(3)     For 2021, consists of goodwill attributable to our 2018 acquisition of Atrenne. Commencing in 2022, our Atrenne CGU merged into our A&D CGU, and is no longer a separate CGU. See footnote (2) above.
(4)     For 2021, consists of our preliminary allocation of goodwill attributable to our 2021 acquisition of PCI. For 2022 and 2023, consists of our final allocation of goodwill attributable to such acquisition, completed in Q1 2022.

During 2022, we merged our Atrenne CGU into our A&D CGU due to a change in the pattern of cash inflows resulting from the following factors: (i) a reallocation of manufacturing equipment and implementation of program transfers among these businesses to better address customer requirements; (ii) the integration of certain business processes; and (iii) the consolidation of their management reporting structures. Given the common customers and site usage of these businesses, we centralized relevant resource allocation between them into a combined A&D CGU, such that core manufacturing assets are shared to generate revenues on an integrated basis and fulfill orders for common customers. As a result, the individual manufacturing sites no longer generate independent cash inflows.

As part of our Annual Impairment Assessment of CGUs with goodwill, we also performed a sensitivity analysis for the relevant CGUs in order to identify the impact of changes in key assumptions, including projected growth rates, profitability, discount and terminal growth rates. We did not identify any key assumptions where a reasonable possible change would have resulted in material impairments to the above goodwill balances in 2021, 2022 or 2023. Future growth in revenue and margins for these CGUs is supported by new business awarded recently, customer forecasts, assumptions for additional future program wins based on our current revenue pipeline, margin improvements based on restructuring actions implemented and external industry outlooks. Assumptions for our 2023 Annual Impairment Assessment for: (i) our Capital Equipment CGU include expected stabilization of market demand in the near term with strong business growth over the long term; (ii) our A&D CGU include expected demand increases in line with industry expectations; and (iii) our PCI CGU include expected benefits from our continued execution of various synergistic programs.

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

(v)     Acquisition Costs (Recoveries):

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

We recorded Acquisition Costs of $1.0 million in 2023, all related to potential acquisitions, and $0.4 million of Acquisition Costs in 2022, all related to our PCI acquisition. We recorded no Acquisition Recoveries in either 2022 or 2023. In

2021, we recorded net Acquisition Costs of $6.1 million, consisting of $7.3 million in costs related to acquisition activities, including $4.8 million related to the acquisition of PCI, offset in part by a $1.2 million Acquisition Recovery, consisting of a release related to certain indirect tax liabilities previously recorded in connection with our acquisition of Impakt in November 2018.
(vi)     Other recoveries, net of costs:
In 2023, net other recoveries of $0.9 million consisted of legal recoveries of $2.7 million in connection with the settlement of class action lawsuits (for component parts purchased in prior periods) in which we were a plaintiff (Parts Recoveries), offset in part by an aggregate of $1.8 million of costs, substantially all of which consisted of fees and expenses of the Secondary Offerings. In 2021, we recorded Parts Recoveries of $10.5 million.
Finance Costs:

Finance Costs consist of interest expense and fees related to our credit facility (including debt issuance and related amortization costs), our interest rate swap agreements, our TRS Agreement, our A/R sales program, customer SFPs, and interest expense on our lease obligations, net of interest income earned. During 2023, we paid Finance Costs of $65.5 million (2022 — $50.0 million; 2021 — $26.0 million), including $0.4 million in debt issuance costs paid in 2023 (2022 — $0.8 million; 2021 — $3.6 million). The increase in Finance Costs paid in 2023 compared to 2022 was primarily due to approximately $6 million in higher interest paid under our A/R sales program and customer SFPs, and approximately $9 million in higher interest paid under our credit facility. We paid higher Finance Costs under our A/R sales program and customer SFPs due to higher interest rates, offset in part by the effect of lower aggregate amounts of A/R sold in 2023 compared to 2022 under these arrangements (aggregate of approximately $1,959 million during 2023 compared to approximately $2,218 million during 2022). We paid higher interest under our credit facility due to higher interest rates, partially offset by lower average intra-quarter borrowings under our revolving loan facility in 2023 compared to 2022.

The increase in Finance Costs paid in 2022 compared to 2021 was primarily due to approximately $9 million in higher interest paid under our A/R sales program and customer SFPs, and approximately $17 million in higher interest paid under our credit facility, offset in part by $2.8 million in lower debt issuance costs paid in 2022. In December 2021, we increased our term loan borrowings under our credit facility to fund a portion of the PCI acquisition price. In addition, we paid higher interest under our A/R sales program, customer SFPs, and credit facility in 2022 compared to 2021 due to higher amounts of A/R sold in 2022 compared to 2021 (aggregate of $2,218 million during 2022 compared to $1,285 million during 2021) and higher intra-quarter borrowings under our credit facility, as well as increased interest rates.

See the footnote to the credit facility activity table in "Liquidity — Cash provided by (used in) financing activities — Financing and Finance Costs" for cumulative aggregate intra-quarter borrowings and repayments under our revolving loan facility in each quarter in 2021, 2022 and 2023. Also see "Liquidity — Cash requirements — Financing Arrangements."

Income taxes:

For 2023, we had a net income tax expense of $62.0 million on earnings before tax of $306.6 million, compared to a net income tax expense of $58.1 million on earnings before tax of $203.6 million for 2022, and a net income tax expense of $32.1 million on earnings before tax of $136.0 million for 2021.

Our net income tax expense for 2023 included an $11.3 million tax expense arising from both the repatriation of undistributed earnings and taxable temporary differences associated with anticipated repatriation of undistributed earnings from certain of our Asian subsidiaries and a $4.8 million tax expense for tax uncertainties relating to one of our Asian subsidiaries, partially offset by the favorable impact of $5.5 million in reversals of previously-recorded tax uncertainties in another of our Asian subsidiaries. Withholding tax of $5.8 million associated with the repatriation of undistributed earnings from certain of our Asian subsidiaries in 2023 (realized as current tax) was fully offset by the reversal of previously-accrued deferred taxes from the then-anticipated repatriation of such undistributed earnings. Our functional and reporting currency is the U.S. dollar; however, our income tax expense is based in certain jurisdictions on taxable income determined in the currency of the country of origin. As a result, the impact of taxable foreign exchange affects our income tax expense from period to period. However, taxable foreign exchange impacts were not significant in 2023.

Our net income tax expense for 2022 included an adverse $3.5 million taxable foreign exchange impact arising primarily from the weakening of the Chinese renminbi relative to the U.S. dollar and a $3.3 million tax expense related to taxable temporary differences associated with the then-anticipated repatriation of undistributed earnings (Repatriation Expense) related to certain of our Chinese subsidiaries, offset in part by $4.9 million in favorable reversals of previously-recorded tax uncertainties in one of our Asian subsidiaries. The withholding tax of $10.3 million associated with the repatriation of undistributed earnings from our certain Chinese subsidiaries in 2022 (realized as current tax) was fully offset by the reversal of previously accrued deferred taxes from the then-anticipated repatriation of such undistributed earnings.

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

Certain countries in which we do business grant tax incentives to attract and retain our business. Our tax expense could increase significantly if certain tax incentives from which we benefit are retracted, or are rendered ineffective as a result of Pillar Two tax increases. A retraction could occur if we fail to satisfy the conditions on which these tax incentives are based, or if they are not renewed or replaced upon expiration. Our tax expense could also increase if tax rates applicable to us in such jurisdictions are otherwise increased, or due to changes in legislation or administrative practices. Changes in our outlook in any particular country could impact our ability to meet the required conditions.

Our tax incentives currently consist of tax exemptions for the profits of our Thailand and Laos subsidiaries. These tax exemptions are subject to certain conditions with which we intend to comply, and expire as described below. We have four income tax incentives in Thailand. One of these incentives allows for a 50% income tax exemption until its expiration in 2027. The second incentive allows for a 100% income tax and distribution tax exemption for eight years, and expires in 2028. The third incentive allows for a 100% income tax and distribution tax exemption for six years, and expires in 2028. The fourth incentive, a new incentive obtained in 2023 and expected to commence in 2024, allows for a 100% income tax and distribution tax exemption for six years. Our tax incentive in Laos allows for a 100% income tax exemption until 2025, and a reduced income tax rate of 8% thereafter. Upon full expiry of each of the incentives, taxable profits associated with such incentives become fully taxable. The aggregate tax benefit arising from all of our tax incentives was approximately $40 million for 2023 (2022 — $21 million; 2021 — $15 million).

In May 2023, the IASB issued amendments to IAS 12 to give entities temporary mandatory relief from accounting for deferred taxes arising from the Organization for Economic Co-operation and Development’s international tax reform (Pillar Two legislation). The amendments became effective upon issuance, except for certain disclosure requirements which are effective for annual reporting periods beginning on or after January 1, 2023. We adopted the required amendments in May 2023, and have applied the mandatory temporary exception to recognizing and disclosing information related to Pillar Two income taxes.

Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions that we operate in, with similar legislation in other jurisdictions still to be finalized. Based on currently enacted legislation, we anticipate the Pillar Two legislation will impact our reporting periods beginning on or after January 1, 2025. However, as other jurisdictions that we operate in enact their Pillar Two legislation, we may be impacted for the reporting period beginning on or after January 1, 2024.

We currently estimate that if such legislation becomes applicable for reporting periods commencing January 1, 2024, we would have incremental income taxes of approximately $6 million in Q1 2024.

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

In 2021, the Romanian tax authorities issued a final tax assessment in the aggregate amount of approximately 31 million Romanian leu (approximately $7 million at 2023 year-end exchange rates), for additional income and value-added taxes for one of our Romanian subsidiaries for the 2014 to 2018 tax years. In order to advance our case to the appeals phase and reduce or eliminate potential interest and penalties, we paid the Romanian tax authorities the full amount assessed in 2021 (without agreement to all or any portion of such assessment). We believe that our originally-filed tax return positions are in compliance with applicable Romanian tax laws and regulations, and intend to vigorously defend our position through all necessary appeals or other judicial processes.

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

Net earnings:

    Net earnings for 2023 increased $99.1 million compared to 2022. The increase was primarily due to $142.2 million in higher gross profit, offset in part by $14.6 million in higher R&D costs (to support the growth of our HPS business), $8.5 million in higher net other charges, and $16.9 million in higher recorded Finance Costs.

    Net earnings for 2022 increased $41.6 million compared to 2021. The increase was primarily due to $149.3 million in higher gross profit, offset in part by $34.8 million in higher SG&A, $14.6 million in higher amortization of intangible assets (substantially due to the PCI acquisition in November 2021), $28.0 million in higher Finance Costs, and $26.0 million in higher income tax expense.

Liquidity and Capital Resources
Liquidity

The following tables set forth key liquidity metrics for the periods indicated (in millions):

	December 31
	2021	2022	2023
Cash and cash equivalents	$394.0	$374.5	$370.4
Borrowings under credit facility*	660.4	627.2	608.9
 * excluding ordinary course L/Cs.

	Year ended December 31
	2021	2022	2023
Cash provided by operating activities	$226.8	$297.9	$429.7
Cash used in investing activities	(364.3)	(108.9)	(122.4)
Cash provided by (used in) financing activities	67.7	(208.5)	(311.4)

Changes in non-cash working capital items (included in operating activities above):
A/R	$(102.4)	$(133.3)	$(402.2)
Inventories	(521.9)	(717.3)	244.2
Other current assets	(11.5)	(51.6)	8.8
A/P, accrued and other current liabilities and provisions	556.9	813.4	106.5
Working capital changes	$(78.9)	$(88.8)	$(42.7)

Cash provided by operating activities:

In 2023, we generated $429.7 million of cash from operating activities compared to $297.9 million in 2022. The $131.8 million increase in cash from operating activities in 2023 as compared to 2022 was primarily due to $99.1 million in higher net earnings in 2023 compared to 2022 (described in "Operating Results — Net earnings" above), $46.1 million in lower working capital requirements, and the following non-cash add-backs to net earnings: (i) $16.9 million in higher Finance Costs, and (ii) $15.6 million in higher depreciation and amortization (due to our increased capital expenditures in 2023 compared to 2022 as described in "Cash used in investing activities" below), offset in part by a $45.6 million TRS FVA gain recorded in 2023 (as a non-cash deduction from net earnings). Lower working capital requirements for 2023 compared to 2022 reflect a $961.5 million improvement in inventory cash flows and a $60.4 million increase in other current assets cash flows, substantially offset by a $706.9 million decrease in A/P cash flows and a $268.9 million decrease in A/R cash flows. The decrease in A/R cash flows was due to a higher A/R balance at December 31, 2023 (driven by higher revenue in Q4 2023 compared to Q4 2022 and less A/R sold through our A/R sales program and customer SFPs at December 31, 2023 compared to December 31, 2022). Inventory cash flows improved in 2023 compared to 2022, due to lower inventory levels at December 31, 2023 compared to December 31, 2022 (driven by improvements in the availability of materials). The increase in other current assets cash flows in 2023 compared to 2022 was due to the timing of vendor deposits and a delay in the recovery of indirect taxes in certain jurisdictions in 2022. The decrease in A/P cash flows in 2023 compared to 2022 was due to the timing of payments and smaller increases in customer deposits (customer deposits increased approximately $392 million from December 31, 2021 to December 31, 2022 and approximately $79 million from December 31, 2022 to December 31, 2023). See "Summary of Key Operating Results and Financial Information" above. We collect cash deposits from our customers to alleviate the impact of inventory purchases on our cash flows. Customer deposit increases waned due to improvements in the availability of materials in 2023. Our A/P cash flow levels may decrease in subsequent periods as payments are made, and as cash deposit balances change.

In 2022, we generated $297.9 million of cash from operating activities compared to $226.8 million in 2021. The $71.1 million increase in cash from operating activities in 2022 as compared to 2021 was primarily due to $41.6 million higher net earnings in 2022 compared to 2021 and the following non-cash add-backs to net earnings: (i) $18.5 million in higher depreciation and amortization (due to the PCI acquisition in November 2021), (ii) $28.0 million in higher Finance Costs, and (iii) $17.6 million in higher employee SBC expense, partially offset by $9.9 million in higher working capital requirements. Higher working capital requirements for 2022 as compared to 2021 primarily reflect a $30.9 million reduction in A/R cash flows, a $195.4 million reduction in inventory cash flows and a $40.1 million reduction in other current assets cash flows, which more than offset a $256.5 million improvement in A/P cash flows. The decrease in A/R cash flows in 2022 compared to 2021 was due to the timing of collections and a higher A/R balance as of December 31, 2022 (driven by higher revenue in Q4 2022 compared to Q4 2021), partially offset by the impact of increased A/R sold through our A/R sales program and customer SFPs. The decrease in inventory cash flows in 2022 compared to 2021 was due to higher inventory levels carried at the end of 2022. We carried higher inventory levels to support the strong growth of our business and to secure supply given continuing global supply chain constraints and longer lead times for certain components. However, a significant portion of our inventory purchases were covered by cash deposits received from our customers, which helped to alleviate the impact of such purchases on our cash flows. The decrease in other current assets cash flows in 2022 compared to 2021 was due to a delay in the recovery of indirect taxes in certain jurisdictions and the timing of vendor deposit payments. The improvement in A/P cash flows in 2022 as compared to 2021 was due to an increase in cash deposits received from customers to cover inventory purchases, as well as the timing of payments.

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

Non-IFRS adjusted free cash flow:

Non-IFRS adjusted free cash flow is a non-IFRS financial measure without a standardized meaning and may not be comparable to similar measures presented by other companies. Prior to Q2 2022, non-IFRS adjusted free cash flow was referred to as non-IFRS free cash flow, but has been renamed. Its composition remains unchanged. We define non-IFRS adjusted free cash flow as cash provided by or used in operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), lease payments, and Finance Costs paid (excluding debt issuance costs paid and any credit agreement waiver fees paid). As we do not consider debt issuance costs paid ($0.4 million in 2023; $0.8 million in 2022; $3.6 million in 2021) or such waiver fees (when applicable) to be part of our ongoing financing expenses, these costs are excluded from total Finance Costs paid in our determination of non-IFRS adjusted free cash flow. Note, however, that non-IFRS adjusted free cash flow does not represent residual cash flow available to Celestica for discretionary expenditures. Management uses non-IFRS adjusted free cash flow as a measure, in addition to IFRS cash provided by or used in operations (described above), to assess our operational cash flow performance. We believe non-IFRS adjusted free cash flow provides another level of transparency to our liquidity.

A reconciliation of non-IFRS adjusted free cash flow to cash provided by operating activities measured under IFRS is set forth below:

	Year ended December 31
(in millions)	2021	2022	2023
IFRS cash provided by operations	$226.8	$297.9	$429.7
Purchase of property, plant and equipment, net of sales proceeds	(49.6)	(108.9)	(122.4)
Lease payments	(40.0)	(46.0)	(48.3)
Finance Costs paid (excluding debt issuance costs paid)	(22.4)	(49.2)	(65.1)
Non-IFRS adjusted free cash flow	$114.8	$93.8	$193.9

Our non-IFRS adjusted free cash flow of $193.9 million for 2023 increased $100.1 million compared to 2022, due primarily to $131.8 million in higher cash generated from operations (as described above), offset in part by a $13.5 million increase in cash flows used to purchase property, plant and equipment, net of sales proceeds (as described below) and a $15.9 million increase in Finance Costs paid (excluding debt issuance costs paid) (see "Operating Results — Finance Costs" above).

Our non-IFRS adjusted free cash flow of $93.8 million for 2022 decreased $21.0 million compared to 2021, due primarily to a $59.3 million increase in cash flows used to purchase property, plant and equipment (as described below) and $26.8 million in higher Finance Costs paid (excluding debt issuance costs paid), partially offset by $71.1 million in higher cash generated from operations.

Cash used in investing activities:

Our capital expenditures for 2023 were $125.1 million, primarily to enhance our manufacturing capabilities in various geographies (including expansion of our Thailand and Malaysia facilities) and to support new customer programs in our CCS segment. Our capital expenditures in 2022 of $109.0 million supported growth in our HPS business and our ATS segment, including expansion of our footprint at certain of our U.S., Southeast Asia and Mexico facilities. Our capital expenditures for 2021 of $52.2 million included the expansion of an Atrenne facility in the U.S. (Minnesota) to accommodate additional capacity for our A&D customers and customers in other highly regulated markets, and to support CCS segment growth, particularly our HPS business. In each of 2023, 2022 and 2021, our capital expenditures were split approximately evenly between our segments. Overall capital expenditures in 2021 were lower than originally anticipated, as a result of delays or the shifting of programs or spending to future periods. We fund our capital expenditures from cash on hand and through the financing arrangements described below. See footnote (iii) to the "Additional Commitments" table below for information with respect to commitments for capital expenditures as of December 31, 2023.

On November 1, 2021, we completed the acquisition of PCI. The purchase price for PCI was $314.7 million, net of $11.4 million of cash acquired.

Cash provided by (used in) financing activities:

SVS repurchases:

    See "Summary of Key Operating Results and Financial Information" above for a table detailing repurchases of SVS during each of 2021, 2022 and 2023.

Financing and Finance Costs:

Credit Agreement

We are party to a credit agreement (Credit Facility) with Bank of America, N.A., as Administrative Agent, and the other lenders party thereto, which as of a December 2021 amendment thereto, includes a term loan in the original principal amount of $350.0 million (Initial Term Loan), a term loan in the original principal amount of $365.0 million (Incremental Term Loan), and a $600.0 million revolving credit facility (Revolver). Prior to such amendment, the Credit Facility included the Initial Term Loan, a term loan in the original principal amount of $250.0 million (Terminated Term Loan), the outstanding borrowings under which were fully repaid in December 2021 with a portion of the proceeds of the Incremental Term Loan, and commitments of $450.0 million under the Revolver. The Initial Term Loan and the Incremental Term Loan are collectively referred to as the Term Loans. In June 2023 (effective for all new interest periods for existing borrowings and all new subsequent borrowings), we amended our Credit Facility, via a sixth and seventh amendment thereto (June 2023 Amendments) to replace LIBOR with the term Secured Overnight Financing Rate (SOFR) plus 0.1% (Adjusted Term SOFR). The June 2023 Amendments did not have a significant impact on our 2023 AFS.

The Initial Term Loan matures in June 2025. The Incremental Term Loan and the Revolver each mature in March 2025, unless either (i) the Initial Term Loan has been prepaid or refinanced or (ii) commitments under the Revolver are available and have been reserved to repay the Initial Term Loan in full, in which case the Incremental Term Loan and Revolver each mature in December 2026.

The Incremental Term Loan requires quarterly principal repayments of $4.5625 million, and each of the Term Loans requires a lump sum repayment of the remainder outstanding at maturity. The Initial Term Loan required quarterly principal repayments of $0.875 million, all of which were paid in prior years. We are also required to make annual prepayments of outstanding obligations under the Credit Facility (applied first to the Term Loans, then to the Revolver, in the manner set forth in the Credit Facility) ranging from 0% — 50% (based on a defined leverage ratio) of specified excess cash flow for the prior fiscal year. No prepayments based on excess cash flow were required in 2021, 2022, 2023, or will be required in 2024. In addition, prepayments of outstanding obligations under the Credit Facility (applied as described above) may also be required in the amount of specified net cash proceeds received above a specified annual threshold (including proceeds from the disposal of certain assets). No Credit Facility prepayments based on net cash proceeds were required in 2021, 2022, 2023, or will be required in 2024. Any outstanding amounts under the Revolver are due at maturity.

In each quarter of 2022 and 2023, we made the scheduled principal repayments of $4.5625 million under the Incremental Term Loan. In Q4 2022, we also made a voluntarily prepayment of $15.0 million under the Initial Term Loan.

During Q1 2021, we repaid an aggregate of $30.0 million under the Terminated Term Loan. In October 2021, we borrowed $220.0 million under the Revolver to fund a portion of the PCI acquisition price (acquired in November 2021). In December 2021, upon receipt of the net proceeds from the $365.0 million Incremental Term Loan, we repaid all remaining amounts outstanding under the Terminated Term Loan ($145.0 million) and the $220.0 million borrowed under the Revolver.

In addition, we made intra-quarter borrowings and repayments under the Revolver (Intra-Quarter B/Rs), in each case drawn and repaid in full during the same quarter, with no impact to the amounts outstanding at the relevant quarter-end (see the footnote to the table below).

Activity under our Credit Facility for the periods indicated is set forth below (in millions):

	Revolver*	Term loans
Outstanding balances as of December 31, 2020	$—	$470.4
Amount repaid in Q1 2021	—	(30.0)
Amounts borrowed in Q4 2021	220.0	365.0
Amount repaid in Q4 2021	(220.0)	(145.0)
Outstanding balances as of December 31, 2021	$—	$660.4
Amount repaid in Q1 2022	—	(4.5625)
Amount repaid in Q2 2022	—	(4.5625)
Amount repaid in Q3 2022	—	(4.5625)
Amount repaid in Q4 2022	—	(19.5625)
Outstanding balances as of December 31, 2022	$—	$627.2
Amount repaid in Q1 2023	—	(4.5625)
Amount repaid in Q2 2023	—	(4.5625)
Amount repaid in Q3 2023	—	(4.5625)
Amount repaid in Q4 2023	—	(4.5625)
Outstanding balances as of December 31, 2023	$—	$608.9
*    In addition to the activity described in this table, during the periods set forth above, we have made Intra-Quarter B/Rs, in each case drawn and repaid in full during the same quarter, with no impact to the amounts outstanding at the relevant quarter-end. Such Intra-Quarter B/Rs are offset against each other, and are excluded from this table. Intra-Quarter B/Rs in Q4 2023, Q3 2023, Q2 2023 and Q1 2023 were a cumulative aggregate of $270 million, $140 million, $200 million and $281 million, respectively (Q4 2022, Q3 2022, Q2 2022 and Q1 2022 — $300 million, $359 million, $348 million and $228 million, respectively; Q4 2021, Q3 2021, Q2 2021 and Q1 2021 — $300 million, nil, nil and nil, respectively).

Interest expense under the Credit Facility, including the impact of our interest rate swap agreements (described below), was $47.3 million in 2023 (2022 — $38.3 million; 2021 — $20.7 million). Interest expense in 2023 under our A/R sales agreement and customer SFPs was $16.3 million (2022 — $10.8 million; 2021 — $1.6 million). See "Operating Results — Finance Costs" above for a description of Finance Costs paid in 2023, 2022 and 2021.

We recorded higher interest under our Credit Facility in 2023 compared to 2022 as a result of higher interest rates, partially offset by lower average intra-quarter borrowings during 2023 compared to 2022 (see the footnote to the table above). We paid higher interest under our Credit Facility in 2022 compared to 2021, as a result of higher average intra-quarter borrowings under the Revolver (see the footnote to the table above) to address short-term working capital needs, higher average Term Loan borrowings due to increased borrowings in Q4 2021 to fund a portion of the PCI acquisition price, and increased interest rates.

Any further increase in prevailing interest rates, margins, or amounts borrowed, would cause our interest expense to increase. Interest rates for outstanding borrowings under the Credit Facility at December 31, 2023, are described under "Capital Resources" below.

Under the Credit Facility, we are required to pay a commitment fee on the unused portion of the Revolver, which is calculated based on a defined consolidated leverage ratio and the daily balance outstanding. Commitment fees paid during 2023 were $1.6 million (2022 — $1.4 million; 2021 — $1.8 million). We incurred debt issuance costs of $0.4 million in 2023 (2022 — $0.6 million; 2021 — $4.0 million) in connection with security arrangements under, and/or the amendment of, the Credit Facility. Debt issuance costs are deferred on our consolidated balance sheet and amortized to Finance Costs. In December 2021, we accelerated the amortization of $2.6 million of unamortized deferred financing costs upon termination of the Terminated Term Loan, which we recorded in other charges.
Lease payments:

    During 2023, we paid $48.3 million (2022 — $46.0 million; 2021 — $40.0 million) in lease payments.

Proceeds from partial TRS settlement:

In September 2023, we terminated a portion of the TRS Agreement by reducing the notional amount thereunder by 0.5 million SVS. In connection therewith, we received $5.0 million from the relevant counterparty. In February 2024, we terminated a further portion of the TRS Agreement by reducing the notional amount thereunder by an additional 1.25 million SVS, and received $32.3 million from the relevant counterparty in connection therewith. See note 20 to the 2023 AFS for further detail.

Cash requirements:

Our working capital requirements can vary significantly from month-to-month due to a range of business factors, including the ramping of new programs, expansion of our services and business operations, timing of purchases, higher levels of inventory for new programs and anticipated customer demand, timing of payments and A/R collections, and customer forecasting variations. The international scope of our operations may also create working capital requirements in certain countries while other countries generate cash in excess of working capital needs. Moving cash between countries on a short-term basis to fund working capital is not always expedient due to local currency regulations, tax considerations, and other factors. As a result, we typically make Intra-Quarter B/Rs, sell A/R through our A/R sales program, and participate in customer SFPs, when permitted. We believe that our combined use of A/R sales and Intra-Quarter B/Rs is an effective way to manage our short-term liquidity and working capital requirements. The timing and the amounts we borrow or repay under these facilities can vary significantly from month-to-month depending upon our cash requirements. Due to lower working capital requirements in 2023, as well as lower inventory levels we maintained given supply chain improvements, we decreased aggregate Intra-Quarter B/Rs and A/R sales through our A/R sales program and customer SFPs in 2023 compared to 2022. See "Cash provided by (used in) financing activities — Financing and Finance Costs" above and "Financing Arrangements" below.

Based on our current cash flow budgets and forecasts of our short-term and long-term liquidity needs, we continue to believe that our current and projected sources of liquidity will be sufficient to fund our anticipated liquidity needs for the next twelve months and beyond. Specifically, we believe that cash flow from operating activities, together with cash on hand, availability under the Revolver ($589.5 million at December 31, 2023), potential availability under uncommitted intraday and overnight bank overdraft facilities, and cash from accepted sales of A/R, will be sufficient to fund our anticipated working capital needs, planned capital spending, contractual obligations and other cash requirements (including any required SBC share repurchases, debt repayments and Finance Costs). See "Capital Resources" below. Notwithstanding the foregoing, although we anticipate that we will be able to repay or refinance outstanding obligations under our Credit Facility when they mature (our primary current long-term cash liquidity requirement), there can be no assurance we will be able to do so, or that the terms of any refinancing will be favorable. In addition, we may require additional capital in the future to fund capital expenditures, acquisitions (including contingent consideration payments), strategic transactions or other investments. We will continue to assess our liquidity position and potential sources of supplemental liquidity in view of our objectives, operating performance, economic and capital market conditions and other relevant circumstances. Our operating performance may also be affected by matters discussed under the Risk Factors section of our 2023 Annual Report, of which this MD&A is a part. These risks and uncertainties may adversely affect our long-term liquidity.

Contractual Obligations:

As at December 31, 2023, we had known contractual obligations that require future payments as follows (in millions):

	Total	2024	2025	2026	2027	2028	Thereafter
Borrowings under Credit Facility(i)	$608.9	$18.25	$298.65	$292.0	$—	$—	$—
Lease obligations(ii)	240.7	43.9	39.0	32.5	23.9	19.9	81.5
Pension plan contributions(iii)	14.0	14.0	—	—	—	—	—
Non-pension post-employment plan payments	60.4	4.6	4.4	4.7	5.1	5.5	36.1
Binding purchase order obligations (iv)	3,563.4	3,484.4	76.8	1.9	0.3	—	—
Purchase obligations under IT support agreements	90.1	22.6	18.3	12.8	11.4	9.7	15.3
Total(v)	$4,577.5	$3,587.8	$437.2	$343.9	$40.7	$35.1	$132.9
(i)     Represents annual amortization of the Incremental Term Loan, as well as principal repayment obligations at maturity (June 2025 for our borrowings under the Initial Term Loan and an assumed maturity date of December 2026 for the Incremental Term Loan), based on amounts outstanding as of December 31, 2023, but excludes related interest and fees. See "Liquidity — Cash provided by (used in) financing activities — Financing and Finance Costs" above for maturity dates, prepayment obligations, and annual interest and commitment fees paid under the Credit Facility in 2021 — 2023. See "Capital Resources" below and note 11 to our 2023 AFS for a description of the Credit Facility, including amounts outstanding thereunder, and applicable interest rates and margins. No mandatory principal prepayments of the Term Loans based on specified excess cash flow or net cash proceeds will be required in 2024, but we are currently unable to determine whether any such prepayments will be required thereafter. Payment defaults under the Credit Facility will incur interest on unpaid amounts at an annual rate equal to the sum of (i) 2%, plus (ii) the rate per annum otherwise applicable to such unpaid amounts, or if no rate is specified or available, the rate per annum applicable to Base Rate revolving loans. If an event of default occurs and is continuing (and is not waived), the Administrative Agent may declare all amounts under the Credit Facility to be immediately due and payable, and may cancel the lenders' commitments to make further advances thereunder.
(ii)    Consists of lease payments associated with lease liabilities recognized on our consolidated balance sheet as of December 31, 2023, as well as lease payments under: (a) our lease of certain space in Richardson, Texas (Texas Lease) from April 2027 through March 2032 ($0.9 million in 2027, $1.3 million in 2028 and $4.3 million thereafter) and (b) the Purchaser Lease from June 2024 through June 2034 (based on the anticipated Purchaser Lease commencement date). Upon commencement of the Purchaser Lease, the estimated annual basic rent for the space will be approximately $2.1 million Canadian dollars for each of the first five years, and approximately $2.2 million Canadian dollars for each of the remaining five years ($0.1 million in 2024, $1.5 million in each of 2025 through 2028, and $9.8 million thereafter, translated at 2023 year-end exchange rates). The Texas Lease and the Purchaser Lease were not recognized as liabilities at December 31, 2023 on our consolidated balance sheet because such leases have not yet commenced.
(iii)    Based on our latest actuarial valuations, we estimate our funding requirement for 2024 to be $14.0 million (2023 — funding requirement of $15.5 million; 2022 — funding requirement of $14.5 million). See note 18 to our 2023 AFS. A significant deterioration in the asset values or asset returns could lead to higher than expected future contributions. Adjustments to actuarial valuation measurements may also result in higher future cash contributions. We fund our pension contributions from cash on hand. Although we have defined benefit plans that are currently in a net unfunded position, we do not expect our pension obligations will have a material adverse impact on our future results of operations, cash flows or liquidity.
(iv)    Consists of anticipated payments for purchase obligations recognized on our consolidated balance sheet as of December 31, 2023 ($1,298.2 million recorded in A/P and $631.0 million recorded in accrued and other current liabilities, both included in the amount for 2024) and $1,634.2 million in outstanding purchase orders not recognized on our consolidated balance sheet as of December 31, 2023, as the related services or purchases were not rendered or received (as applicable) as of December 31, 2023. A substantial portion of these purchase orders are for standard inventory items which we have procured for specific customers based on their purchase orders or forecasts, under which such customers have contractually assumed liability for such material, if not consumed. In some cases, we have cash deposits from customers to help mitigate our exposure in connection with acquired inventory.
(v)    This table excludes $42.2 million of long-term deferred income tax liabilities and $41.2 million of provisions and other non-current liabilities primarily pertaining to warranties and asset retirement obligations, as we are unable to reliably estimate the timing of any future payments related thereto. However, long-term liabilities included on our consolidated balance sheet at December 31, 2023 include these items. In addition, at December 31, 2023, our interest rate swap agreements require us to pay a fixed rate of interest with respect to an aggregate of $330.0 million outstanding under the Term Loans. These payments, however, are partially offset by related interest we receive, based on the variable interest rates swapped. As the offsets are not determinable and vary from quarter to quarter, this table also excludes the interest payments on our interest rate swap agreements. Further, we are party to the TRS Agreement to manage our cash flow requirements and exposure to fluctuations in the price of our SVS in connection with the settlement of certain outstanding equity awards under our SBC plans. Under the TRS Agreement, the counterparty is obligated to make a payment to us upon its termination (in whole or in part) or expiration (Settlement) based on the increase (if any) in the value of the TRS (as defined in such agreement) over the agreement's term, in exchange for periodic payments made by us based on the counterparty's SVS purchase costs and SOFR plus a specified margin. Similarly, if the value of the TRS decreases over the term of such agreement, we are obligated to pay the counterparty the amount of such decrease upon Settlement. See "Financing Arrangements — TRS" below for a description of a partial Settlement of the TRS Agreement in each of Q3 2023 and Q1 2024, and payments to us by the counterparty in connection therewith. As the interest payments will vary from period to period and the value of our SVS upon further Settlement cannot be determined at this time, this table also excludes the interest and or other payments that may be payable by us with respect to the TRS Agreement.

Additional Commitments:

    As at December 31, 2023, we had additional commitments that expire as follows (in millions):

	Total	2024	2025	2026	2027	2028	Thereafter
Foreign currency contracts and swaps(i)	$700.4	$700.4	$—	$—	$—	$—	$—
L/Cs, letters of guarantee and surety bonds(ii)	27.0	11.4	0.1	10.5	0.1	—	4.9
Capital expenditures(iii)	22.9	22.9	—	—	—	—	—
Total	$750.3	$734.7	$0.1	$10.5	$0.1	$—	$4.9

(i)     Represents the aggregate notional amounts of our forward currency contracts and swaps.
(ii)    Includes $10.5 million in L/Cs issued under our Revolver, with an assumed maturity of December 2026. See "Liquidity — Cash provided by (used in) financing activities — Financing and Finance Costs" above for the maturity dates of obligations under the Credit Facility.
(iii)    As at December 31, 2023, management had approved $125.2 million for capital expenditures, primarily to increase manufacturing space at certain facilities and for machinery and equipment to support new customer programs (approximately 14% of which is committed for the Americas, approximately 80% of which is committed for Asia, and the remainder of which is committed for Europe). Of such approved amount, $22.9 million in purchase orders were issued to third-party vendors as of December 31, 2023. Our capital spending varies each period based on, among other things, the timing of new business wins and forecasted sales levels. Based on our current plans, we anticipate capital spending for 2024 to be between 1.75% to 2.25% of revenue, and expect to fund these expenditures from cash on hand and through the financing agreements described below under "Capital Resources." Our intended 2024 capital spending is geared towards capacity expansion at certain sites in support of demand for AI/ML compute and HPS programs.

Cash outlays for our contractual obligations and commitments identified in the tables above are expected to be funded from cash on hand and through the financing arrangements described below under "Capital Resources."

Financing Arrangements:

The Incremental Term Loan requires quarterly principal repayments of $4.5625 million, and each of the Term Loans requires a lump sum repayment of the remainder outstanding at maturity. As described above, we are also required to make annual prepayments of outstanding obligations under the Credit Facility based on specified excess cash flow and net cash proceeds. Although no such prepayments will be required in 2024, such prepayments may be required in future years. Any outstanding amounts under the Revolver are due at maturity. See "Liquidity — Cash provided by (used in) financing activities — Financing and Finance Costs" above for annual interest expense and commitment fees under the Credit Facility, as well as a description of Intra-Quarter B/Rs. Interest rates applicable to borrowings under the Credit Facility are described under "Capital Resources" below.

We do not believe that the aggregate amounts outstanding under our Credit Facility as at December 31, 2023 ($608.9 million under the Term Loans, and $10.5 million in ordinary course L/Cs), had or will have a material adverse impact on our liquidity, our results of operations or financial condition (unless our debt obligations mature without refinancing). In addition, since all Intra-Quarter B/Rs are borrowed and repaid in the same period, we do not believe that such borrowings had (or that any such future borrowings will have) a material adverse impact on our liquidity, results of operations or financial condition. See "Capital Resources" below for a description of our available sources of liquidity.

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

As at December 31, 2023 and December 31, 2022, other than ordinary course L/Cs, no amounts were outstanding under the Revolver (however, see the footnote to the Credit Facility activity table under "Financing and Finance Costs — Credit Agreement" above for Intra-Quarter B/Rs during recent periods). At December 31, 2023, nil of A/R were sold under our current A/R sales program (December 31, 2022 — $245.6 million). In addition, to offset the impact of extended payment terms for particular customers on our working capital, we also participate in three customer SFPs, pursuant to which we sell A/R from such customers to third-party banks on an uncommitted basis to receive earlier payment. At December 31, 2023, an aggregate of $18.6 million of A/R were sold under the SFPs (December 31, 2022 — $105.6 million). During 2023, we sold an aggregate of approximately $1,959 million under our A/R sales program and customer SFPs (2022 — $2,218 million; 2021 — $1,285 million), in each case through one or more tranches of sales within each relevant quarter. See "Capital Resources" below for a description of our A/R sales program and SFPs. We vary the amounts we offer to sell under our A/R sales program and customer SFPs depending on our short-term ordinary course cash requirements.

We expect to fund our Finance Costs with cash on hand.

TRS:

In December 2022, we entered into the TRS Agreement with a third-party bank with respect to a notional amount of 3.0 million of our SVS (Original Notional Amount) to manage our cash flow requirements and exposure to fluctuations in the price of our SVS in connection with the settlement of certain outstanding equity awards under our SBC plans. The counterparty under the TRS Agreement is obligated to make a payment to us upon its termination (in whole or in part) or expiration (Settlement) based on the increase (if any) in the value of the TRS (as defined in the TRS Agreement) over the agreement's term, in exchange for periodic payments made by us based on the counterparty's SVS purchase costs and SOFR plus a specified margin. Similarly, if the value of the TRS (as defined in the TRS Agreement) decreases over the term of the TRS Agreement, we are obligated to pay the counterparty the amount of such decrease upon Settlement. The change in value of the TRS is determined by comparing the average amount realized by the counterparty upon the disposition of purchased SVS to the average amount paid for such SVS. In each of September 2023 and February 2024, we terminated a portion of the TRS Agreement by reducing the Original Notional Amount by 0.5 million SVS and 1.25 million SVS, respectively, and received $5.0 million and $32.3 million, respectively, from the counterparty in connection therewith. As the interest payments under the TRS Agreement will vary from period to period and the value of our SVS upon further Settlement cannot be ascertained in advance, we cannot determine future interest and/or other payments that may be payable by (or to) us with respect to our TRS Agreement. We expect to fund required payments under our TRS Agreement from cash on hand.

Repatriations:

As at December 31, 2023, a significant portion of our cash and cash equivalents was held by foreign subsidiaries outside of Canada, a large part of which may be subject to withholding taxes upon repatriation under current tax laws. Cash and cash equivalents held by subsidiaries, which we do not intend to repatriate in the foreseeable future, are not subject to these withholding taxes. We repatriated approximately $401 million of cash in 2023 from various of our foreign subsidiaries, and remitted withholding taxes (approximately $15 million). We currently expect to repatriate an aggregate of approximately $77 million of cash in the foreseeable future from various foreign subsidiaries, and have recorded anticipated related withholding taxes as deferred income tax liabilities (approximately $2 million). While some of our subsidiaries are subject to local governmental restrictions on the flow of capital into and out of their jurisdictions (including in the form of cash dividends, loans or advances to us), which is required or desirable from time to time to meet our international working capital needs and other business objectives (as described above), these restrictions have not had (and are not reasonably likely to have) a material impact on our ability to meet our cash obligations. At December 31, 2023, we had approximately $285 million (December 31, 2022 — $297 million) of cash and cash equivalents held by foreign subsidiaries outside of Canada that we do not intend to repatriate in the foreseeable future.

Capital Expenditures:

Our capital spending varies each period based on, among other things, the timing of new business wins and forecasted sales levels. See footnote (iii) to the "Additional Commitments" table above for a description of approved capital expenditure amounts as of December 31, 2023, and anticipated capital expenditures for 2024. We expect to fund these expenditures from cash on hand and through the financing arrangements described below under "Capital Resources."

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

Restructuring Provision:

Our restructuring provision as of February 20, 2024 is approximately $2.9 million. We expect to incur incremental restructuring charges in 2024. We have funded and intend to continue to fund our restructuring provisions from cash on hand.

Lease Obligations:

At December 31, 2023, we recognized a total of $176.5 million of lease obligations (December 31, 2022 — $162.4 million; December 31, 2021 — $138.6 million). Also see footnote (ii) to the "Contractual Obligations" table above. All lease obligations are expected to be funded with cash on hand and through the financing arrangements described below under "Capital Resources."

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

We provide routine indemnifications, the terms of which range in duration and scope, and often are not explicitly defined, including for third-party intellectual property infringement, certain negligence claims, and for our directors and officers. We have also provided indemnifications in connection with the sale of certain assets and each of the Secondary Offerings. The maximum potential liability from these indemnifications cannot be reasonably estimated. In some cases, we have recourse against other parties or insurance to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these types of indemnifications.

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

At December 31, 2023, we had cash and cash equivalents of $370.4 million (December 31, 2022 — $374.5 million), the majority of which was denominated in U.S. dollars. We also held cash and cash equivalents in the following currencies: British pound sterling, Brazilian real, Canadian dollar, Chinese renminbi, Czech koruna, Euro, Hong Kong dollar, Indian rupee, Indonesian rupiah, Japanese yen, Korean won, Lao kip, Malaysian ringgit, Mexican peso, Philippine peso, Romanian leu,

Singapore dollar, Taiwan dollar, and Thai baht. Our cash and cash equivalents are subject to intra-quarter swings, generally related to the timing of A/R collections, inventory purchases and payments, and other capital uses.

As of December 31, 2023, an aggregate of $608.9 million was outstanding under the Term Loans, and other than ordinary course L/Cs, no amounts were outstanding under the Revolver (December 31, 2022 — $627.2 million was outstanding under the Term Loans, and other than ordinary course L/Cs, no amounts were outstanding under the Revolver). See "Liquidity — Cash provided by (used in) financing activities — Financing and Finance Costs" above for a discussion of amounts borrowed and repaid under our Credit Facility during 2021, 2022 and 2023. Except under specified circumstances, and subject to the payment of breakage costs (if any), we are generally permitted to make voluntary prepayments of outstanding amounts under the Revolver and the Term Loans without any other premium or penalty. Repaid amounts on the Term Loans may not be re-borrowed. Repaid amounts on the Revolver may be re-borrowed. At December 31, 2023, we had $589.5 million available under the Revolver for future borrowings, after reflecting outstanding L/Cs issued under the Credit Facility (December 31, 2022 — $582.0 million of availability).

The Credit Facility has an accordion feature that allows us to increase the Term Loans and/or commitments under the Revolver by $150.0 million, plus an unlimited amount to the extent that a specified leverage ratio on a pro forma basis does not exceed specified limits, in each case on an uncommitted basis and subject to the satisfaction of certain terms and conditions. The Revolver also includes a $50.0 million sub-limit for swing line loans, providing for short-term borrowings up to a maximum of ten business days, as well as a $150.0 million sub-limit for L/Cs, in each case subject to the overall Revolver credit limit. The Revolver permits us and certain designated subsidiaries to borrow funds (subject to specified conditions) for general corporate purposes, including for capital expenditures, certain acquisitions, and working capital needs.

Borrowings under the Revolver bear interest, depending on the currency of the borrowing and our election for such currency, at: (i) LIBOR for interest periods beginning prior to the June 2023 Amendments and Adjusted Term SOFR thereafter, (ii) Base Rate, (iii) Canadian Prime, (iv) an Alternative Currency Daily Rate, or (v) an Alternative Currency Term Rate (each as defined in the Credit Facility) plus a specified margin. The margin for borrowings under the Revolver and the Incremental Term Loan ranges from 1.50% to 2.25% for LIBOR and Adjusted Term SOFR borrowings (as applicable) and Alternative Currency borrowings, and from 0.50% to 1.25% for Base Rate and Canadian Prime borrowings, in each case depending on the rate we select and our consolidated leverage ratio (as defined in the Credit Facility). Commitment fees range from 0.30% to 0.45% depending on our consolidated leverage ratio. At December 31, 2023, the Initial Term Loan bears interest at Adjusted Term SOFR plus 2.125%, and the Incremental Term Loan bears interest at Adjusted Term SOFR plus 1.75%. Prior to the December 2021 amendment of the Credit Facility, the margin for borrowings under the Revolver ranged from 0.75% to 2.5%, commitment fees ranged from 0.35% to 0.50%, in each case depending on the rate we selected and our consolidated leverage ratio, the Initial Term Loan bore interest at LIBOR plus 2.125%, and the Terminated Term Loan bore interest at LIBOR plus 2.5%.

In order to partially hedge against our exposure to interest rate variability on our Term Loans, we have entered into various agreements with third-party banks to swap the variable interest rate with a fixed rate of interest. At December 31, 2023, we had: (i) interest rate swaps hedging the interest rate risk associated with $100.0 million of our Initial Term Loan borrowings that expire in June 2024 (Initial Swaps); (ii) interest rate swaps hedging the interest rate risk associated with $100.0 million of our Initial Term Loan borrowings (and any subsequent term loans replacing the Initial Term Loan), for which the cash flows commence upon the expiration of the Initial Swaps and continue through December 2025 (First Extended Initial Swaps); (iii) interest rate swaps hedging the interest rate risk associated with $100.0 million of outstanding borrowings under the Incremental Term Loan that expire in December 2025 (Incremental Swaps); and (iv) interest rate swaps hedging the interest rate risk associated with an additional $130.0 million of our Incremental Term Loan borrowings that expire in December 2025 (Additional Incremental Swaps). The option to cancel up to $50.0 million of the notional amount of the Additional Incremental Swaps from January 2024 through October 2025 was terminated in January 2024.

We amended our Credit Facility in June 2023 to replace LIBOR with Adjusted Term SOFR (described above). All of our interest rate swap agreements were similarly amended in June 2023 (which constituted our remaining agreements indexed to LIBOR). None of these amendments (individually or in the aggregate) had a significant impact on the 2023 AFS. We continue to apply hedge accounting on our interest rate swaps.

At December 31, 2023, the interest rate risk related to $278.9 million of borrowings under the Credit Facility was unhedged (December 31, 2022 — $297.2 million), consisting in each case of unhedged amounts outstanding under the Term Loans. A one-percentage point increase in relevant interest rates would increase interest expense, based on outstanding borrowings under the Credit Facility at December 31, 2023, and including the impact of our interest rate swap agreements, by $2.8 million annually. See note 20(b) to our 2023 AFS for further information regarding our interest rate swap agreements.

We are required to comply with certain restrictive covenants under the Credit Facility, including those relating to the incurrence of certain indebtedness, the existence of certain liens, the sale of certain assets, specified investments and payments, sale and leaseback transactions, and certain financial covenants relating to a defined interest coverage ratio and leverage ratio that are tested on a quarterly basis. At December 31, 2023, we were in compliance with all restrictive and financial covenants under the Credit Facility. Our Credit Facility also prohibits share repurchases for cancellation if our leverage ratio (as defined in such facility) exceeds a specified amount (Repurchase Restriction). The Repurchase Restriction is not currently in effect, nor was it in effect during 2021 to 2023. The obligations under the Credit Facility are guaranteed by us and certain specified subsidiaries. Subject to specified exemptions and limitations, all assets of the guarantors are pledged as security for the obligations under the Credit Facility. The Credit Facility contains customary events of default. If an event of default occurs and is continuing (and is not waived), the Administrative Agent may declare all amounts outstanding under the Credit Facility to be immediately due and payable and may cancel the lenders' commitments to make further advances thereunder. In the event of a payment or other specified defaults, outstanding obligations accrue interest at a specified default rate.

At December 31, 2023, we had $10.5 million outstanding in L/Cs under the Revolver (December 31, 2022 — $18.0 million). We also arrange L/Cs and surety bonds outside of the Revolver. At December 31, 2023, we had $16.5 million of such L/Cs and surety bonds outstanding (December 31, 2022 — $23.8 million).

At December 31, 2023, we also had a total of $198.5 million in uncommitted bank overdraft facilities available for intraday and overnight operating requirements (December 31, 2022 — $198.5 million). There were no amounts outstanding under these overdraft facilities at December 31, 2023 or December 31, 2022.

We are party to an agreement with a third-party bank to sell up to $450.0 million (increased in March 2023 from the previous limit of $405.0 million) in A/R on an uncommitted, revolving basis, subject to pre-determined limits by customer. This agreement provides for automatic annual one-year extensions. This agreement may be terminated at any time by the bank or by us upon 3 months' prior notice, or by the bank upon specified defaults. We also participate in three customer SFPs, pursuant to which we sell A/R from the relevant customer to third-party banks on an uncommitted basis to receive earlier payment (substantially offsetting the effect of such customer's extended payment terms on our working capital for the period). The SFPs have indefinite terms and may be terminated at any time by the customer or by us upon specified prior notice. A/R are sold under these arrangements net of discount charges. As our A/R sales program and the SFPs are on an uncommitted basis, there can be no assurance that any of the banks will purchase any of the A/R we intend to sell to them thereunder. However, as the A/R that we offer to sell under these programs are largely from customers we deem to be creditworthy, we believe that such offers will continue to be accepted notwithstanding the current environment. See "Liquidity — Cash requirements — Financing Arrangements" above for a description of A/R amounts sold under these arrangements during recent periods.

    The timing and the amounts we borrow and repay under our Revolver (including Intra-Quarter B/Rs) and overdraft facilities, or sell under the SFPs or our A/R sales program, can vary significantly from month-to-month depending on our working capital and other cash requirements. See "Operating Results — Finance Costs" and "Liquidity — Cash provided by (used in) financing activities" and "Liquidity — Cash requirements — Financing Arrangements" above.

    Our strategy on capital risk management has not changed significantly since the end of 2022. Other than the restrictive and financial covenants associated with our Credit Facility noted above, we are not subject to any contractual or regulatory capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations or cash flows.

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

    See note 20 to our 2023 AFS for a listing of our foreign currency forwards and swaps to trade U.S. dollars in exchange for specified currencies at December 31, 2023. The fair value of the outstanding contracts at December 31, 2023 was a net unrealized gain of $6.5 million (December 31, 2022 — net unrealized gain of $5.2 million), resulting from fluctuations in foreign exchange rates between the contract execution and the period-end date. There can be no assurance that our hedging transactions will be successful in mitigating our foreign exchange risk.

    We cannot predict changes in currency exchange rates, the impact of exchange rate changes on our operating results, nor the degree to which we will be able to manage the impact of currency exchange rate changes. Such changes could have a material effect on our business, results of operations and financial condition.

Interest rate risk: Borrowings under the Credit Facility bear interest at specified rates, plus specified margins (described above). We have entered into agreements to swap the variable interest rates with fixed rates of interest with respect to a portion of the amounts outstanding under the Term Loans (described above). Unhedged borrowings ($278.9 million at December 31, 2023) expose us to interest rate risk due to the potential variability in market interest rates. A one-percentage point increase in applicable interest rates would increase interest expense, based on outstanding borrowings under the Credit Facility and interest rate swap agreements at December 31, 2023, by $2.8 million annually, and by $6.1 million annually, without accounting for such swap agreements. At December 31, 2023, the fair value of our interest rate swap agreements was an unrealized gain of $13.2 million (December 31, 2022 — an unrealized gain of $18.7 million), which we recorded on our consolidated balance sheet. The change in the fair value of the swaps reflects the settlement of several interest rate swaps that matured in 2023 and a recent decrease in the forward interest rates compared to our fixed rates. A further decrease in forward interest rates would cause a further decrease in the amount of the gain. In June 2023, we amended the Credit Agreement and our interest rate swap agreements to replace LIBOR with Adjusted Term SOFR. These amendments had no significant impact (individually or in the aggregate) on our 2023 AFS.

See "Liquidity — Cash requirements — TRS" above for a description of the TRS Agreement. Interest payments under the TRS Agreement are based on SOFR. A one-percentage point increase in relevant interest rates would cause an insignificant increase of our annual interest expense.

Equity price risk: See "Liquidity — Cash requirements — TRS" above for a description of the TRS Agreement. If the value of the TRS (as defined in the TRS Agreement) decreases over the term of the TRS Agreement, we are obligated to pay the counterparty the amount of such decrease upon Settlement. As a result, the TRS Agreement is subject to equity price risk. The counterparty acquired the entire Original Notional Amount (3.0 million SVS) at a weighted average price of $12.73 per share. As described above, the Original Notional Amount was reduced to 2.5 million SVS in Q3 2023, and further reduced to 1.25 million SVS in February 2024. At December 31, 2023, the fair value of the TRS Agreement was an unrealized gain of $40.6 million (December 31, 2022 — de minimis), which we recorded in other current assets on our consolidated balance sheet. A one dollar decrease in our SVS price would decrease the value of the TRS as of December 31, 2023 by $2.5 million and as of February 20, 2024 by $1.3 million.

Credit risk: Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance continues to be relatively low. We are in regular contact with our customers, suppliers and logistics providers, and have not experienced significant counterparty credit-related non-performance during 2023 or to date. However, if a key supplier (or any company within such supplier's supply chain) or customer fails to comply with their contractual obligations, this could result in a significant financial loss to us. We would also suffer a significant financial loss if an institution from which we purchased foreign currency exchange contracts or swaps, interest rate swaps, or annuities for our pension plans, or the counterparty to our TRS Agreement, defaults on their contractual obligations. With respect to our financial market activities, we have adopted a policy of dealing only with counterparties we deem to be creditworthy to help mitigate the risk of financial loss from defaults. We monitor the credit risk of the counterparties with whom we conduct business, through a combined process of credit rating reviews and portfolio reviews.

We also provide unsecured credit to our customers in the normal course of business. Customer exposures that potentially subject us to credit risk include our A/R, inventory on hand, and non-cancellable purchase orders in support of customer demand. From time to time, we extend the payment terms applicable to certain customers, and/or provide longer payment terms when deemed commercially reasonable. Longer payment terms could adversely impact our working capital requirements, and increase our financial exposure and credit risk. We attempt to mitigate customer credit risk by monitoring our customers' financial condition and performing ongoing credit evaluations as appropriate. In certain instances, we obtain L/Cs or other forms of security from our customers. We may also purchase credit insurance from a financial institution to reduce our credit exposure to certain customers. We consider credit risk in determining our allowance for doubtful accounts, and we believe that such allowance, as adjusted from time to time, is adequate. No significant adjustments were made to our allowance for doubtful accounts during 2023 in connection with our on-going assessments and monitoring initiatives. At December 31, 2023, less than 1% of our gross A/R were over 90 days past due (December 31, 2022 — approximately 1%). A/R are net of an allowance for doubtful accounts of $8.4 million at December 31, 2023 (December 31, 2022 — $7.9 million).

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

    Commodity price risk: We are exposed to market risk with respect to commodity price fluctuations for components used in the products we manufacture. These components are impacted by global pricing pressures, general economic conditions, market conditions, geopolitical issues, weather, changes in tariff rates, and other factors which are neither predictable nor within our control. While generally we have been able to offset inflation and other changes in the costs of key operating resources through price increases, productivity improvements, greater economies of scale, supplier negotiations and global sourcing initiatives, there can be no assurance that we will be able to continue to do so in the future. We do not engage in hedging activities for commodity price risk. Competitive conditions may limit our pricing flexibility, and macroeconomic conditions may make additional price increases imprudent. Increases in commodity prices that we cannot recover from our customers would adversely impact our operating results. We are also exposed to fluctuations in transportation costs, which have increased based on freight carrier capacity and fuel prices. We manage transportation costs by optimizing logistics and supply chain planning. We continue to invest in supply chain initiatives to address industry-wide capacity challenges.

See note 20 to the 2023 AFS for further detail.

Related Party Transactions
    In June 2023 and August 2023, Onex, our then-controlling shareholder, completed the June Secondary Offering and the August Secondary Offering, respectively. We did not sell any SVS in either offering, and did not receive any proceeds therefrom. In connection with each of the June Secondary Offering and August Secondary Offering, we entered into underwriting agreements with Onex and certain underwriters. See "Recent Developments — Secondary Offerings and Related Matters" for a description of such agreements, related indemnities, and the amounts we paid for fees and expenses of the

Secondary Offerings. We issued an aggregate of approximately 18.6 million SVS upon conversion of an equivalent number of our MVS in connection with the Secondary Offerings.

Prior to the August Secondary Offering, Onex beneficially owned, controlled, or directed, directly or indirectly, all of our issued and outstanding MVS. Accordingly, Onex had the ability to exercise significant influence over our business and affairs and generally had the power to determine all matters submitted to a vote of our shareholders where the SVS and MVS vote together as a single class. Mr. Gerald Schwartz, the Chairman of the Board of Onex, indirectly owns shares representing the majority of the voting rights of the shares of Onex. However, upon completion of the August Secondary Offering, we have no MVS outstanding and Onex is no longer our controlling shareholder.
We were party to a Services Agreement with Onex for the services of Mr. Tawfiq Popatia, an officer of Onex, as a director of Celestica, pursuant to which Onex received an annual fee of $235,000, payable in DSUs in equal quarterly installments in arrears, as compensation for such services. Mr. Popatia resigned from our Board, and the Services Agreement terminated automatically pursuant to its terms, on September 3, 2023. In accordance with the provisions of the Services Agreement, we paid Onex approximately $9.2 million in cash in October 2023 to settle Onex’s outstanding DSUs.
The agreement among Onex, Celestica and Computershare Trust Company of Canada (as successor to the Montreal Trust Company of Canada), as trustee for the benefit of the holders of the SVS, to ensure that such holders would not be deprived of any rights under applicable take-over bid legislation to which they would be otherwise entitled in the event of a take-over bid (as defined in such legislation) under circumstances in which any applicable securities legislation would have required the same offer or a follow-up offer to be made to holders of SVS if the sale had been a sale of SVS rather than MVS, but otherwise on the same terms, terminated as of September 3, 2023.
Outstanding Share Data

As of February 20, 2024, we had 119,256,660 outstanding SVS and no outstanding MVS. As of such date, we also had 70,888 outstanding stock options, 2,740,949 outstanding RSUs, 3,294,763 outstanding PSUs assuming vesting of 100% of the target amount granted (PSUs that will vest range from 0% to 200% of the target amount granted), and 1,082,951 outstanding DSUs; each vested option or unit entitling the holder thereof to receive one SVS (or in certain cases, cash) pursuant to the terms thereof, subject to certain time or performance-based vesting conditions.

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

Management, under the supervision of and with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based on that evaluation, our principal executive officer and principal financial officer have concluded that, as of December 31, 2023, our disclosure controls and procedures are effective to meet the requirements of Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act.

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

Changes in internal control over financial reporting:

We did not identify any change in our internal control over financial reporting in connection with our evaluation thereof that occurred during the year ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's report on internal control over financial reporting:

Reference is made to our Management's Report on Internal Control over Financial Reporting on page F-1 of our 2023 Annual Report, of which this MD&A is a part. Our auditors, KPMG LLP, an independent registered public accounting firm, have issued an audit report on our internal control over financial reporting as of December 31, 2023, which appears on page F-2 of such 2023 Annual Report.

Unaudited Quarterly Financial Highlights

Q4 2023 compared to Q4 2022:

    Revenue of $2.14 billion for Q4 2023 increased $97.9 million, or 5% compared to Q4 2022. ATS segment revenue decreased $18.6 million (2%) in Q4 2023 compared to Q4 2022, due to demand softness in our Industrial business as well as continued demand headwinds in our Capital Equipment business, which more than offset strong growth in our A&D business. Compared to Q4 2022, CCS segment revenue in Q4 2023 increased $116.5 million (10%). Our Communications end market revenue decreased $79.6 million (10%) in Q4 2023 as compared to the prior year period due to demand softness resulting from customers continuing to digest inventory purchased in prior periods. HPS revenue for Q4 2023 was $484 million (23% of total Q4 2023 revenue), and decreased 1% from Q4 2022. The decrease in HPS revenue was driven by lower demand from networking programs. Our Enterprise end market revenue increased $196.1 million (46%) in Q4 2023 compared to the prior year period, driven by program ramps and strong demand for AI/ML compute from our hyperscaler customers. Gross profit increased $37.0 million in Q4 2023 compared to Q4 2022 mainly due to higher revenue in Q4 2023 compared to Q4 2022. Gross margin for Q4 2023 increased to 10.4% compared to 9.1% for Q4 2022 due to production efficiencies and improved mix. CCS segment income for Q4 2023 increased to $90.2 million from $71.6 million in Q4 2022 due to higher CCS segment revenue in Q4 2023 compared to Q4 2022. CCS segment margin for Q4 2023 increased to 6.7% of segment revenue compared to 5.9% for Q4 2022, as a result of higher volume leverage and improved mix, including significant growth with our hyperscaler customers. ATS segment income for Q4 2023 increased to $37.5 million from $36.2 million in Q4 2022 and ATS segment margin increased from 4.4% of segment revenue for Q4 2022 to 4.7% for Q4 2023, driven by production efficiencies and favorable mix. Net earnings increased to $84.2 million for Q4 2023 compared to net earnings of $42.4 million for Q4 2022, due primarily to the $37.0 million of higher gross profit and $4.8 million of lower Finance Costs in Q4 2023. Lower Finance Costs in Q4 2023 compared to Q4 2022 were primarily driven by lower costs incurred in connection with our A/R sales program and our customer SFPs (due to approximately $541 million in lower aggregate amounts of A/R sold in Q4 2023 compared to Q4 2022, partially offset by the effect of higher interest rates).

Q4 2023 compared to Q3 2023:

    Revenue for Q4 2023 increased $97.2 million, or 5% compared to Q3 2023. ATS segment revenue decreased $56.5 million (7%) sequentially, driven by decreased demand from our Industrial business, partially offset by improving demand in our Capital Equipment business. CCS segment revenue increased $153.7 million (13%) sequentially. Communications end market revenue decreased $17.9 million (2%) in Q4 2023 compared to Q3 2023, due to demand moderation. Enterprise end market revenue increased $171.6 million (38%) sequentially, due to growth in our server and storage programs. Gross profit increased $16.5 million in Q4 2023 as compared to Q3 2023, primarily as a result of higher revenue in Q4 2023. Gross margin increased to 10.4% in Q4 2023 compared to 10.1% in Q3 2023, due to production efficiencies and materials cost savings. CCS segment income increased sequentially by $16.6 million to $90.2 million for Q4 2023 due to higher CCS segment revenue in Q4 2023 and related production efficiencies. CCS segment margin for Q4 2023 increased to 6.7% compared to 6.2% for Q3 2023, primarily due to volume leverage and improved operational productivity. ATS segment income decreased sequentially by $4.6 million to $37.5 million in Q4 2023, and ATS segment margin decreased from 4.9% in Q3 2023 to 4.7% for Q4 2023, in each case primarily due to lower volume leverage in our Industrial business. Net earnings of $84.2 million for Q4 2023 increased $4.0 million from Q3 2023 net earnings of $80.2 million, due primarily to $16.5 million of higher gross profit, $4.1 million of lower net other charges (mainly due to the $3.9 million Purchaser Lease Charge recorded in Q3 2023, see "Recent Developments — Corporate Headquarters Leases") and $3.8 million of lower Finance Costs in Q4 2023, largely offset by $18.8 million of higher SG&A. Lower Finance Costs in Q4 2023 compared to Q3 2023 were primarily driven by lower costs incurred in connection with our A/R sales program and our customer SFPs (mainly due to approximately $205 million in lower aggregate amounts of A/R sold in Q4 2023 compared to Q3 2023). Higher SG&A was primarily due to $11 million in lower favorable TRS FVAs recorded in Q4 2023 compared to Q3 2023 and an audit settlement of certain historical value-added tax filings for one of our subsidiaries in Asia.

Select Q4 2023 IFRS results:

IFRS revenue (in billions)	$2.14
IFRS earnings from operations (in millions)	$118.6
IFRS earnings from operations as a % of revenue	5.5%
IFRS SG&A (in millions)	$75.7
IFRS net earnings (in millions)	$84.2
IFRS EPS* (diluted)	$0.70
* IFRS EPS for Q4 2023 included an aggregate charge of $0.17 (pre-tax) per share for employee SBC expense, amortization of intangible assets (excluding computer software), and restructuring charges (excluding restructuring recoveries). See "Operating Results" above and "Non-IFRS Financial Measures" below for per-item charges. This aggregate charge was within our Q4 2023 guidance range of between $0.15 to $0.21 per share for these items.

Q4 2023 actual compared to Q4 2023 guidance:

	Q4 2023
	Guidance	Actual
IFRS revenue (in billions)	$2.00 to $2.15	$2.14
Non-IFRS operating margin*	5.7% at the mid-point of our revenue and non-IFRS adjusted EPS guidance ranges	6.0%
Non-IFRS adjusted SG&A* (in millions)	$67 to $69	$76.7
Non-IFRS adjusted EPS* (diluted)	$0.65 to $0.71	$0.76
*    These non-IFRS financial measures do not have standardized meanings and may not be comparable to similar measures presented by other companies. The most directly comparable IFRS financial measures to non-IFRS operating margin, non-IFRS adjusted SG&A, and non-IFRS adjusted EPS are earnings from operations as a percentage of revenue, SG&A, and EPS, respectively (set forth above). See "Non-IFRS Financial Measures" below for, among other things, the definitions of these non-IFRS financial measures and a reconciliation of such non-IFRS financial measures to the most directly-comparable IFRS financial measures. "Non-IFRS Financial Measures" below also describes modifications to the calculation of certain non-IFRS financial measures as a result of: (x) a recently-applicable exclusion related to our TRS; and (y) the recent addition of certain costs to other charges, substantially all of which consist of additional Transition Costs and Secondary Offering Costs (each defined under "Non-IFRS Financial Measures" below).

For Q4 2023, our revenue was towards the high end of our guidance range; our non-IFRS adjusted EPS exceeded the high end of our guidance range, and our non-IFRS operating margin exceeded the mid-point of our revenue and non-IFRS adjusted EPS guidance ranges, driven by unanticipated volume leverage and production efficiencies in our CCS segment. Non-IFRS adjusted SG&A for Q4 2023 exceeded the high end of our guidance range primarily as a result of an audit settlement of certain historical value-added tax filings for one of our subsidiaries in Asia. Our IFRS effective tax rate for Q4 2023 was 19%. As anticipated, our non-IFRS adjusted effective tax rate for Q4 2023 was 20%.

Select 2023 IFRS Results:

IFRS revenue (in billions)	$7.96
IFRS earnings from operations (in millions)	$383.2
IFRS earnings from operations as a % of revenue	4.8%
IFRS net earnings (in millions)	$244.6
IFRS EPS (diluted)	$2.03
IFRS cash provided by operations (in millions)	$429.7

2023 actual compared to 2023 outlook:

	2023 Outlook	2023 Actual
	(Previously provided in November 29, 2023 press release)
IFRS Revenue (in billions)	$7.90	$7.96
Non-IFRS operating margin*	5.5%	5.6%
Non-IFRS adjusted EPS*	$2.36	$2.43
Non-IFRS adjusted free cash flow* (in millions)	$150.0	$193.9
Our 2023 non-IFRS adjusted free cash flow was higher than our 2023 outlook due to stronger cash earnings and improved working capital management.
* These non-IFRS financial measures do not have standardized meanings and may not be comparable to similar measures presented by other companies. The most directly comparable IFRS financial measures to non-IFRS operating margin, non-IFRS adjusted EPS and non-IFRS adjusted free cash flow are earnings from operations as a percentage of revenue, EPS, and cash provided by operations, respectively (set forth above). A discussion of non-IFRS financial measures included herein and a reconciliation of historical non-IFRS financial measures to the most directly-comparable IFRS financial measures are set forth in "Non-IFRS Financial Measures" below. "Non-IFRS Financial Measures" below also describes modifications to the calculation of certain non-IFRS financial measures as a result of: (x) a recently-applicable exclusion related to our TRS; and (y) the recent addition of certain costs to other charges, substantially all of which consist of additional Transition Costs and Secondary Offering Costs (each defined under "Non-IFRS Financial Measures" below).

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

In Q4 2022, we entered into the TRS Agreement. Similar to employee SBC expense, TRS FVAs are classified in SG&A expenses and cost of sales in our consolidated statement of operations. Commencing in Q1 2023, TRS FVAs are excluded in our determination of the following non-IFRS financial measures included herein: adjusted gross profit, adjusted gross margin, adjusted SG&A, adjusted SG&A as a percentage of revenue, non-IFRS operating earnings, non-IFRS operating margin, adjusted net earnings and adjusted EPS (for the reasons described below). TRS FVAs also impact the determination of our non-IFRS adjusted tax expense and non-IFRS adjusted effective tax rate. However, as the impact of TRS FVAs on our consolidated financial statements during Q4 2022 and the full year 2022 was de minimis, no such exclusion was applicable to such non-IFRS financial measures in either period.

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

    The following non-IFRS financial measures are included in this MD&A: adjusted gross profit, adjusted gross margin (adjusted gross profit as a percentage of revenue), adjusted SG&A, adjusted SG&A as a percentage of revenue, non-IFRS operating earnings (or adjusted EBIAT), non-IFRS operating margin (non-IFRS operating earnings or adjusted EBIAT as a percentage of revenue), adjusted net earnings, adjusted EPS, adjusted ROIC, adjusted free cash flow, adjusted tax expense and adjusted effective tax rate. Adjusted EBIAT, adjusted ROIC, adjusted free cash flow, adjusted tax expense and adjusted effective tax rate are further described in the tables below. In calculating the following non-IFRS financial measures: adjusted gross profit, adjusted gross margin, adjusted SG&A, adjusted SG&A as a percentage of revenue, non-IFRS operating earnings, non-IFRS operating margin, adjusted net earnings, adjusted EPS, and adjusted tax expense, management excludes the following items (where indicated): employee SBC expense, TRS FVAs, amortization of intangible assets (excluding computer software), and Other Charges (Recoveries) (defined below), all net of the associated tax adjustments (quantified in the table below), and any non-core tax impacts (tax adjustments related to acquisitions, and certain other tax costs or recoveries related to restructuring actions or restructured sites). The economic substance of these exclusions (where applicable to the periods presented) and management's rationale for excluding them from non-IFRS financial measures is provided below. The determination of our non-IFRS adjusted effective tax rate, adjusted free cash flow, and adjusted ROIC is described in footnote 2, 3 and 4 to the table below, respectively.

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

Other Charges (Recoveries), consist of, when applicable: Restructuring Charges, net of recoveries (defined below); Transition Costs (Recoveries) (defined below); net Impairment charges (defined below); Acquisition Costs (Recoveries); legal settlements (recoveries); specified credit facility-related charges; post-employment benefit plan losses; in Q2 2023 and Q3 2023, Secondary Offering Costs (defined below), and commencing in Q2 2023, related costs pertaining to certain accounting considerations. We exclude these charges and recoveries, because we believe that they are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities or incurrence of the relevant costs or recoveries. Our competitors may record similar charges and recoveries at different times, and we believe these exclusions permit a better comparison of our core operating results with those of our competitors who also generally exclude these types of charges and recoveries, in assessing operating performance. In addition, Other Charges (Recoveries) for 2022 included approximately $95 million in charges and equivalent recoveries resulting from the Batam Fire. See note 26 to the 2023 AFS.

Restructuring Charges, net of recoveries, consist of costs relating to: employee severance, lease terminations, site closings and consolidations, accelerated depreciation of owned property and equipment which are no longer used and are available for sale, and reductions in infrastructure.

Transition Costs consist of costs recorded in connection with: (i) the transfer of manufacturing lines from closed sites to other sites within our global network; (ii) the sale of real properties unrelated to restructuring actions (Property Dispositions); and (iii) with respect to 2023, the Purchaser Lease Charge. Transition Costs consist of direct relocation and duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition periods, as well as cease-use and other costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations, transfers and dispositions. Consistent with our prior treatment of duplicate costs incurred as a result of our 2019 Toronto real property sale, we recorded the Purchaser Lease Charge as Transition Costs, representing the excess of rental expenses under the Purchaser Lease (with respect to the subleased space) over anticipated rental recoveries under the Sublease. Transition Recoveries consist of any gains recorded in connection with Property Dispositions. We believe that excluding these costs and recoveries permits a better comparison of our core operating results from period-to-period, as these costs or recoveries do not reflect our ongoing operations once these specified events are complete.

Impairment charges, which consist of non-cash charges against goodwill, intangible assets, property, plant and equipment, and ROU assets, result primarily when the carrying value of these assets exceeds their recoverable amount.

Secondary Offering Costs consist of costs associated with Onex's conversion and sale of our shares. An aggregate of approximately $1.6 million of such costs were incurred in 2023 in connection with the Secondary Offerings. We believe that excluding Secondary Offering Costs permits a better comparison of our core operating results from period-to-period, as they do not reflect our ongoing operations, and are no longer applicable as such conversions and sales have been completed.

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

The following table sets forth, for the periods indicated, the various non-IFRS financial measures discussed above, and a reconciliation of non-IFRS financial measures to the most directly comparable financial measures determined under IFRS (in millions, except percentages and per share amounts):

	Three months ended December 31				Year ended December 31
	2022		2023		2022		2023
		% of revenue		% of revenue		% of revenue		% of revenue
IFRS revenue	$2,042.6		$2,140.5		$7,250.0		$7,961.0

IFRS gross profit	$186.2	9.1%	$223.2	10.4%	$636.3	8.8%	$778.5	9.8%
Employee SBC expense	5.6		4.2		20.3		22.6
TRS FVAs (gains)	—		(4.8)		—		(18.6)
Non-IFRS adjusted gross profit	$191.8	9.4%	$222.6	10.4%	$656.6	9.1%	$782.5	9.8%

IFRS SG&A	$77.1	3.8%	$75.7	3.5%	$279.9	3.9%	$279.6	3.5%
Employee SBC expense	(8.6)		(5.6)		(30.7)		(33.0)
TRS FVAs (gains)	—		6.6		—		27.0
Non-IFRS adjusted SG&A	$68.5	3.4%	$76.7	3.6%	$249.2	3.4%	$273.6	3.4%

IFRS earnings from operations	$81.6	4.0%	$118.6	5.5%	$263.3	3.6%	$383.2	4.8%
Employee SBC expense	14.2		9.8		51.0		55.6
TRS FVAs (gains)	—		(11.4)		—		(45.6)
Amortization of intangible assets (excluding computer software)	9.2		9.2		37.0		36.8
Other Charges (Recoveries)	2.8		1.5		6.7		15.2
Non-IFRS operating earnings (adjusted EBIAT) (1)	$107.8	5.3%	$127.7	6.0%	$358.0	4.9%	$445.2	5.6%

IFRS net earnings	$42.4	2.1%	$84.2	3.9%	$145.5	2.0%	$244.6	3.1%
Employee SBC expense	14.2		9.8		51.0		55.6
TRS FVAs (gains)	—		(11.4)		—		(45.6)
Amortization of intangible assets (excluding computer software)	9.2		9.2		37.0		36.8
Other Charges (Recoveries)	2.8		1.5		6.7		15.2
Adjustments for taxes (2)	(0.2)		(3.0)		(5.8)		(14.3)
Non-IFRS adjusted net earnings	$68.4		$90.3		$234.4		$292.3

Diluted EPS
Weighted average # of shares (in millions)	122.4		119.5		123.6		120.3
IFRS earnings per share	$0.35		$0.70		$1.18		$2.03
Non-IFRS adjusted EPS	$0.56		$0.76		$1.90		$2.43
# of shares outstanding at period end (in millions)	121.6		119.0		121.6		119.0

IFRS cash provided by operations	$101.3		$138.8		$297.9		$429.7
Purchase of property, plant and equipment, net of sales proceeds	(32.3)		(31.9)		(108.9)		(122.4)
Lease payments (3)	(9.9)		(11.4)		(46.0)		(48.3)
Finance Costs paid (excluding debt issuance costs paid) (3)	(16.5)		(11.7)		(49.2)		(65.1)
Non-IFRS adjusted free cash flow (3)	$42.6		$83.8		$93.8		$193.9

IFRS ROIC % (4)	15.7%		21.6%		12.9%		17.8%
Non-IFRS adjusted ROIC % (4)	20.7%		23.3%		17.5%		20.7%

(1)  Management uses non-IFRS operating earnings (adjusted EBIAT) as a measure to assess performance related to our core operations. Non-IFRS operating earnings is defined as earnings from operations before employee SBC expense, TRS FVAs (defined above), amortization of intangible assets (excluding computer software), and Other Charges (Recoveries) (defined above). See "Operating Results — Other charges, net of recoveries" for separate quantification and discussion of the components of Other Charges (Recoveries). Non-IFRS operating margin is non-IFRS operating earnings as a percentage of revenue.

(2)  The adjustments for taxes, as applicable, represent the tax effects of our non-IFRS adjustments (see below).

    The following table sets forth a reconciliation of our non-IFRS adjusted tax expense and our non-IFRS adjusted effective tax rate to our IFRS tax expense and IFRS effective tax rate, respectively, for the periods indicated, in each case determined by excluding the tax benefits or costs associated with the listed items (in millions, except percentages) from our IFRS tax expense for such periods. Our IFRS effective tax rate is determined by dividing (i) IFRS tax expense by (ii) earnings from operations minus Finance Costs (defined in footnote (3) below); our non-IFRS adjusted effective tax rate is determined by dividing (i) non-IFRS adjusted tax expense by (ii) non-IFRS operating earnings minus Finance Costs.

	Three months ended December 31		Year ended December 31
	2022	2023	2022	2023
IFRS tax expense	$19.9	$19.9	$58.1	$62.0

Tax costs (benefits) of the following items excluded from IFRS tax expense:
Employee SBC expense	(1.0)	2.4	2.5	10.6
TRS FVAs	—	—	—	(0.6)
Amortization of intangible assets (excluding computer software)	0.7	0.8	3.0	3.0
Other Charges (Recoveries)	0.5	(0.2)	0.3	1.3
Non-IFRS adjusted tax expense	$20.1	$22.9	$63.9	$76.3

IFRS tax expense	$19.9	$19.9	$58.1	$62.0

Earnings from operations	$81.6	$118.6	$263.3	$383.2
Finance Costs	(19.3)	(14.5)	(59.7)	(76.6)
	$62.3	$104.1	$203.6	$306.6
IFRS effective tax rate	32%	19%	29%	20%

Non-IFRS adjusted tax expense	$20.1	$22.9	$63.9	$76.3

Non-IFRS operating earnings	$107.8	$127.7	$358.0	$445.2
Finance Costs	(19.3)	(14.5)	(59.7)	(76.6)
	$88.5	$113.2	$298.3	$368.6
Non-IFRS adjusted effective tax rate	23%	20%	21%	21%

(3)   Management uses non-IFRS adjusted free cash flow as a measure, in addition to IFRS cash provided by (used in) operations, to assess our operational cash flow performance. We believe non-IFRS adjusted free cash flow provides another level of transparency to our liquidity. Non-IFRS adjusted free cash flow is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), lease payments, and Finance Costs (defined below) paid (excluding any debt issuance costs and when applicable, credit facility waiver fees paid). Finance Costs consist of interest expense and fees related to our credit facility (including debt issuance and related amortization costs), our interest rate swap agreements, our TRS Agreement, our accounts receivable sales program and customers' supplier financing programs, and interest expense on our lease obligations, net of interest income earned. We do not consider debt issuance costs paid (Q4 2023 — nil; 2023 — $0.4 million; Q4 2022 — nil; 2022 — $0.8 million) or such waiver fees (when applicable) to be part of our ongoing financing expenses. As a result, these costs are excluded from total Finance Costs paid in our determination of non-IFRS adjusted free cash flow. We believe that excluding Finance Costs paid (other than debt issuance costs and credit-agreement-related waiver fees paid) from cash provided by operations in the determination of non-IFRS adjusted free cash flow provides useful insight for assessing the performance of our core operations. Note, however, that non-IFRS adjusted free cash flow does not represent residual cash flow available to Celestica for discretionary expenditures.
(4)   Management uses non-IFRS adjusted ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers, by quantifying how well we generate earnings relative to the capital we have invested in our business. Non-IFRS adjusted ROIC is calculated by dividing annualized non-IFRS adjusted EBIAT by average net invested capital for the period. Net invested capital (calculated in the table below) is derived from IFRS financial measures, and is defined as total assets less: cash, ROU assets, accounts payable, accrued and other current liabilities, provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter and a five-point average to calculate average net invested capital for the year. Average net invested capital for Q4 2023 is the average of net invested capital as at September 30, 2023 and December 31, 2023, and average net invested capital for the full year 2023 is the average of net invested capital as at December 31, 2022, March 31, 2023, June

30, 2023, September 30, 2023 and December 31, 2023. A comparable financial measure to non-IFRS adjusted ROIC determined using IFRS measures would be calculated by dividing annualized IFRS earnings from operations by average net invested capital for the period.

The following table sets forth, for the periods indicated, our calculation of IFRS ROIC % and non-IFRS adjusted ROIC % (in millions, except IFRS ROIC % and non-IFRS adjusted ROIC %).

		Three months ended		Year ended
		December 31		December 31
		2022	2023	2022	2023

IFRS earnings from operations		$81.6	$118.6	$263.3	$383.2
Multiplier to annualize earnings		4	4	1	1
Annualized IFRS earnings from operations		$326.4	$474.4	$263.3	$383.2

Average net invested capital for the period		$2,085.4	$2,193.7	$2,040.3	$2,152.8

IFRS ROIC % (1)		15.7%	21.6%	12.9%	17.8%

		Three months ended		Year ended
		December 31		December 31
		2022	2023	2022	2023

Non-IFRS operating earnings (adjusted EBIAT)		$107.8	$127.7	$358.0	$445.2
Multiplier to annualize earnings		4	4	1	1
Annualized non-IFRS adjusted EBIAT		$431.2	$510.8	$358.0	$445.2

Average net invested capital for the period		$2,085.4	$2,193.7	$2,040.3	$2,152.8

Non-IFRS adjusted ROIC % (1)		20.7%	23.3%	17.5%	20.7%

	December 31 2022	March 31 2023	June 30 2023	September 30 2023	December 31 2023

Net invested capital consists of:
Total assets	$5,628.0	$5,468.1	$5,500.5	$5,745.3	$5,890.7
Less: cash	374.5	318.7	360.7	353.1	370.4
Less: ROU assets	138.8	133.1	146.5	157.8	154.0
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	3,003.0	2,873.9	2,870.6	3,045.4	3,167.9
Net invested capital at period end (1)	$2,111.7	$2,142.4	$2,122.7	$2,189.0	$2,198.4

	December 31 2021	March 31 2022	June 30 2022	September 30 2022	December 31 2022

Net invested capital consists of:
Total assets	$4,666.9	$4,848.0	$5,140.5	$5,347.9	$5,628.0
Less: cash	394.0	346.6	365.5	363.3	374.5
Less: ROU assets	113.8	109.8	133.6	128.0	138.8
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	2,202.0	2,347.4	2,612.1	2,797.5	3,003.0
Net invested capital at period end (1)	$1,957.1	$2,044.2	$2,029.3	$2,059.1	$2,111.7

(1)     See footnote 4 on the previous page.

Recently issued accounting pronouncements:
See note 2 to the 2023 AFS for a discussion of our adoption of Interest Rate Benchmark Reform (Phase 2 amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16) effective January 1, 2021 (Phase 2 IBOR Reform). Phase 2 IBOR Reform did not have a material impact on our disclosures or the amounts reported in our consolidated financial statements.
See note 2 to the 2023 AFS for a discussion of our adoption of Making materiality judgements (Amendments to IAS 1 and IFRS Practice Statement 2), Definition of accounting estimates (Amendments to IAS 8), Deferred tax related to assets and liabilities arising from a single transaction (Amendments to IAS 12 Income Taxes), and IFRS 17 Insurance Contracts. We adopted these standards as of January 1, 2023. The adoption of these standards had no material impact on our 2023 AFS.
See note 2 to the 2023 AFS for a discussion of our adoption of International Tax Reform — Pillar Two Model Rules (Amendments to IAS 12 Income Taxes). We adopted the required amendments in May 2023, and have applied the mandatory temporary exception to recognizing and disclosing information related to Pillar Two income taxes. See "Operating Results — Income taxes" above for the estimated incremental impact of Pillar Two legislation on our income tax expense for Q1 2024 should such legislation apply to reporting periods commencing January 1, 2024.

See note 2 to the 2023 AFS for a discussion of our adoption of Classification of liabilities as current or non-current (Amendments to IAS 1) as of January 1, 2024. We do not anticipate that the adoption of this standard will have a material impact on our consolidated financial statements. We do not believe that there are any other recently issued accounting pronouncements that are not yet effective that will have a material impact on our consolidated financial statements upon adoption.
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

Item 6.    Directors, Senior Management and Employees
A.    Directors and Senior Management

Each director of Celestica is elected by the shareholders to serve until the close of the next annual meeting of shareholders or until a successor is elected or appointed, unless such office is earlier vacated in accordance with the Corporation's by-laws. The following table sets forth certain information regarding the directors and executive officers of Celestica as of February 20, 2024.

Name	Age	Director Since	Position with Celestica	Residence
Michael M. Wilson(1)	72	2011	Chair of the Board	Alberta, Canada
Kulvinder (Kelly) Ahuja(2)	57	2024	Director	California, U.S.
Robert A. Cascella	69	2019	Director	Florida, U.S.
Deepak Chopra	60	2018	Director	Ontario, Canada
Françoise Colpron(3)	53	2022	Director	Michigan, U.S.
Jill Kale(4)	64	2022	Director	Maryland, U.S.
Laurette T. Koellner	69	2009	Director	Florida, U.S.
Luis A. Müller	54	2021	Director	California, U.S.
Robert A. Mionis	60	2015	Director, President and Chief Executive Officer	New Hampshire, U.S.

Name	Age	Executive Officer Since	Position with Celestica	Residence
Mandeep Chawla	47	2017	Chief Financial Officer	Ontario, Canada
Todd C. Cooper	54	2018	President, ATS	Connecticut, U.S.
Yann Etienvre	50	2022	Chief Operations Officer	Massachusetts, U.S.
Jason Phillips	49	2019	President, CCS	North Carolina, U.S.
(1)Mr. Wilson was appointed Chair of the Board effective January 29, 2020.
(2)Mr. Ahuja was appointed to the Board, and each standing committee of the Board, effective January 29, 2024.
(3)Ms. Colpron was appointed as a director effective October 1, 2022.
(4)Ms. Kale was appointed as a director effective December 1, 2022.
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
Kulvinder (Kelly) Ahuja. Mr. Ahuja has more than 20 years of experience in networking and telecommunications. Since 2016, he has been the Chief Executive Officer of Versa Networks, a venture-backed firm focused on the convergence of networking and security. He previously spent 18 years at Cisco Systems, Inc. (Cisco), most recently (from 2015 to 2016) as SVP of Service Provider Business, Products and Solutions at Cisco where he was responsible for developing and managing the service provider segment strategy and portfolio. Mr. Ahuja held several other senior executive roles at Cisco, including SVP and GM of the Mobility Business Group, Chief Architect for the Service Provider business, and SVP and GM of the Service Provider Routing Technology Group. Earlier in his career, Mr. Ahuja served as VP of Marketing at optical networking startup

BlueLeaf Networks and product management leader at Stratacom. He also managed the design and deployment of data and voice networks for AT&T Canada, Bank of Canada and Telesat Canada. Mr. Ahuja holds a Bachelor of Science in Electrical, Electronics & Communications Engineering from the University of Calgary.
Robert A. Cascella. Mr. Cascella retired from Royal Philips, a public Dutch multinational healthcare company, in 2021, where he most recently served as Special Advisor and Strategic Business Development Leader. From 2015 to 2020, he served as Executive Vice President of Royal Philips and Chief Executive Officer of Philips' Diagnosis and Treatment businesses, including businesses serving Radiology, Cardiology and Oncology, as well as Enterprise Diagnostic Informatics. Mr. Cascella also served on Philips' Executive Committee from 2016 to 2021. Since 2022, he has served on the board of directors of Koru Medical Systems, Inc., a Nasdaq listed company that designs, manufactures and markets proprietary portable and innovative medical devices. In addition, since 2021, he has served on the board of directors of Neuronetics, Inc., a Nasdaq-listed medical device company, Mirion Technologies, a NYSE-listed provider of nuclear and radiation measurement and detection systems, and Metabolon Inc., a private company using metabolomics to assist in the discovery of biomarkers. Mr. Cascella served as the President and later Chief Executive Officer of Hologic, Inc., a public medical device and diagnostics company, from 2003 to 2013. He has also held senior leadership positions at CFG Capital, NeoVision Corporation and Fischer Imaging Corporation. Mr. Cascella served on Hologic, Inc.'s board of directors from 2008 to 2013. He holds a Bachelor's degree in Accounting from Fairfield University. Mr. Cascella is National Association of Corporate Directors ("NACD") Directorship certified.
Deepak Chopra. Mr. Chopra is a corporate director. He most recently served as President and Chief Executive Officer of Canada Post Corporation from February 2011 to March 2018. He has more than 30 years of global experience in the financial services, technology, logistics and supply-chain industries. Mr. Chopra worked for Pitney Bowes Inc., an NYSE-traded technology company known for postage meters, mail automation and location intelligence services, for more than 20 years. He served as President of Pitney Bowes Canada and Latin America from 2006 to 2010. He held a number of increasingly senior executive roles internationally, including President of its new Asia Pacific and Middle East region from 2001 to 2006 and Chief Financial Officer for the Europe, Africa and Middle East (EAME) region from 1998 to 2001. He has previously served on the boards of Canada Post Corporation, Purolator Inc., SCI Group, the Canada Post Community Foundation, the Toronto Region Board of Trade and the Conference Board of Canada. He currently sits on the board of The North West Company Inc., a Toronto Stock Exchange (TSX)-traded retailer (since 2018), The Descartes Systems Group Inc. a TSX and Nasdaq-listed logistics company (since 2020), and Sun Life Financial Inc., a TSX and NYSE-listed international financial services organization (since 2021). Mr. Chopra is a Fellow of the Institute of Chartered Professional Accountants of Canada and has a Bachelor's degree in Commerce (Honours) and a Master's Degree in Business Management (PGDBM).
Françoise Colpron. Ms. Colpron is a corporate director with over 30 years of global business and legal experience. She most recently served as Group President, North America of Valeo SA (Valeo), a global automotive supplier listed on the Paris Stock Exchange, from 2008 to 2022, where she was responsible for the activities of the Group in the United States, Mexico and Canada. She joined Valeo in 1998 in the legal department and has had several roles, first as Legal Director for the Climate Control branch in Paris, and then General Counsel for North and South America from 2005 to 2015. Before joining Valeo, Ms. Colpron began her career as a lawyer at Ogilvy Renault in Montréal (now part of the Norton Rose Group). Ms. Colpron currently serves on the Board of Directors of Sealed Air Corporation, a NYSE-listed global packaging solutions company (since 2019), and the Board of Directors of Veralto Corporation, an NYSE-listed global leader in water and product quality (since 2023). Ms. Colpron earned a Civil Law degree from the Université de Montréal, and is a member of the Quebec Bar. She has also received ESG Leadership certification from Diligent Institute and Competent Boards.
Jill Kale. Ms. Kale is a corporate director with a distinguished career of over 30 years in the A&D sector. In her most recent role as Sector President of Cobham Advanced Electronic Solutions (CAES) (2012 - 2019), a global A&D company, she was responsible for overseeing the strategic direction and operational performance of the sector, particularly in the design and delivery of advanced radar, electronic warfare, missile guidance, and defense electronic systems. Prior to this, Ms. Kale held leadership positions at Northrop Grumman and BAE Systems, where she provided leadership in managing and delivering complex A&D projects, including large-scale surveillance radar systems, electronic warfare suites, and integrated solutions for the U.S. military. She currently sits on the Board of Directors of iDirect Government, LLC, a wholly owned subsidiary of ST Engineering iDirect, Inc. (since 2022), which provides secure satellite-based voice, video and data applications. Ms. Kale has a Bachelor of Science degree in Industrial Engineering from Rutgers University and a Master of Business Administration degree from George Washington University.

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
Robert A. Mionis. Mr. Mionis has been President and CEO of the Corporation since August 1, 2015. Mr. Mionis is responsible for the Corporation's overall leadership, strategy and vision. In conjunction with the Board of Directors, he develops the Corporation's overall strategic plan, including the corporate goals and objectives as well as our approach to risk management. He is focused on positioning the Corporation for long-term profitable growth and ensuring the success of Celestica's customers around the world. From July 2013 until August 2015, he was an Operating Partner at Pamplona Capital Management (Pamplona), a global private equity firm, where he supported several companies across a broad range of industries, including the industrial, aerospace, healthcare and automotive industries. Before joining Pamplona, Mr. Mionis served as President and CEO of StandardAero, leading the company through a period of significant revenue and profitability growth. Over the course of his career, he has held a number of operational and service roles at companies in the aerospace, industrial and semiconductor markets, including General Electric and Axcelis Technologies (each a public company), AlliedSignal, and Honeywell. Mr. Mionis served on the board of directors of Shawcor Ltd. (now known as Mattr Corp.), a TSX-listed energy services company, from 2018 through 2021. He holds a Bachelor of Science in Electrical Engineering from the University of Massachusetts.
Mandeep Chawla. Mr. Chawla has been Chief Financial Officer (CFO) of the Corporation since October 2017. Mr. Chawla is responsible for the Corporation's planning and management of short and long-term financial performance and reporting activities. He assists the CEO in setting the long-term strategic direction and financial goals of the Corporation, and manages overall capital allocation activities in order to maximize shareholder value. He provides oversight on risk management and governance matters, and leads the communication and relationship management activities with key financial stakeholders. Since joining Celestica in 2010, Mr. Chawla has held progressively senior roles in the Corporation before assuming the role of CFO in 2017. He began his career at General Electric. Mr. Chawla was appointed to the Board of Directors of Sleep Country Canada Holdings Inc., a TSX-listed mattress and bedding retailer, in 2020, and he is currently the Chair of its Audit Committee. Mr. Chawla holds a Master of Finance degree from Queen's University and a Bachelor of Commerce degree from McMaster University. He is a CPA, CMA.
Todd C. Cooper. Mr. Cooper joined Celestica as Chief Operations Officer in 2018, and held that role until January 1, 2022, when he was appointed President, ATS. As Chief Operations Officer, Mr. Cooper was responsible for driving operational and supply chain excellence, quality and technology innovation throughout the Corporation, as well as for the enablement of processes that drive value creation. As part of his role, he also led the Corporation's operations, supply chain, quality, global business services and information technology teams. As President, ATS, Mr. Cooper is responsible for strategy development, deployment and execution of Celestica's A&D, Capital Equipment, HealthTech, and Industrial businesses (including PCI). Mr. Cooper has over 25 years of experience in operations leadership and advisory roles, including considerable experience in developing and implementing operational strategies to drive large-scale improvements for global organizations. Prior to joining Celestica, Mr. Cooper led supply chain, procurement, logistics, and sustainability value creation efforts at KKR, a global investment firm, from 2008 to 2018. Prior to that, he was the Vice President of Global Sourcing in Honeywell's Aerospace Division. He previously held various management roles at Storage Technology Corporation, McKinsey & Company, and served as a Captain in the U.S. Army. He holds a Bachelor of Science in Engineering from the U.S. Military Academy at West Point, a Master of Science in Mechanical Engineering from the Massachusetts Institute of Technology and an MBA from the MIT Sloan School of Management.
Yann Etienvre. Mr. Etienvre was appointed as Chief Operations Officer effective January 1, 2022 after serving as an advisor upon joining Celestica in November 2021. As Chief Operations Officer, he is responsible for driving operational excellence, quality and technology innovation throughout the Corporation, as well as enabling processes that drive value creation. As part of his role, he leads the technology innovation, supply chain, information technology and operations excellence teams. Prior to joining Celestica, he held various leadership roles with Sensata Technologies, an NYSE-listed global technology company, from 2013 to 2021. Most recently from 2019 to 2021, he served as Executive Vice President and Chief Supply Chain Officer where he was responsible for global operations, sourcing, logistics and compliance. He has held various leadership roles within IMI plc, GE Healthcare, Montupet and Renault and has experience with various market segments including automotive, healthcare, electrification, oil and gas, energy and appliances. He holds a Bachelor of Science in Mechanical Engineering from Institut National des Sciences Appliquées, Lyon and an EMBA from Marquette University.
Jason Phillips. Mr. Phillips was appointed President, CCS, effective January 1, 2019. In this role, he is responsible for strategy and technology development, deployment and execution for Celestica's enterprise and communications businesses. His responsibilities include the strategic development and execution of our HPS business (which includes firmware/software enablement across all primary IT infrastructure data center technologies, open source software offerings that complement our hardware platforms, and aftermarket services, including ITAD) and HPS network, including our new center of excellence in Richardson, Texas, which expands our HPS footprint and increases our North America manufacturing capacity. Mr. Phillips has over 25 years of industry experience and joined Celestica in 2008 holding progressively senior roles within the Corporation's CCS business, most recently as Senior Vice President, Enterprise and Cloud Solutions. Prior to joining Celestica, he held the role of Vice President and General Manager, Personal Communications at Elcoteq, and spent five years at Solectron in senior roles spanning sales, global account management, business unit leadership, and operations. Mr. Phillips holds a Bachelor of Science in Business Administration from the University of North Carolina, Chapel Hill.
There are no family relationships among any of the foregoing persons, and there are no arrangements or understandings with any person pursuant to which any of our directors or executive officers were selected.
None of the directors of the Corporation during 2023, current directors or 2024 Meeting nominees serve together as directors of other corporations.

The following table identifies the functional competencies, expertise and qualifications of the Corporation's 2024 Meeting nominees pursuant to a skills matrix developed by the Nominating and Corporate Governance Committee to identify functional competencies, expertise and qualifications that our Board would ideally possess:
*    In addition, the Board has determined that Ms. Koellner, Mr. Chopra and Dr. Müller are each audit committee financial experts as defined in Item 16A(b) of Form 20-F and each have the financial expertise required for audit committee members under Section 303A.07 of the NYSE Listed Company Manual.

B. Compensation

Director Compensation

Director compensation is set by the Board on the recommendation of the HRCC and in accordance with director compensation guidelines and principles established by the Nominating and Corporate Governance Committee (NCGC). Under these guidelines and principles, the Board seeks to maintain director compensation at a level that is competitive with director compensation at comparable companies, and requires a substantial portion of such compensation to be taken in the form of DSUs (or, at a director’s election, RSUs, if the Director Share Ownership Guidelines described below have been met).

As part of a comprehensive review of director compensation in 2023, the HRCC engaged WTW (Compensation Consultant) to provide competitive market information on director compensation policies and practices (see Compensation Discussion and Analysis — Compensation Objectives — Independent Advice for a discussion regarding the role of the Compensation Consultant). Prior to this review, director compensation had not been changed since January 1, 2016.

As a result of this review, the HRCC approved an increase to the annual director and Chair retainers in order to align director fees with competitive market compensation. Additionally, an annual retainer for the NCGC Chair was established in order to recognize that this role is no longer carried out by the Chair of the Board. These changes became effective August 1, 2023. The director fee structure for 2023 is set forth in Table 1 below.

Table 1: Directors’ Fees(1)

Element(2)		Director Fee Structure
		January 1 – July 31, 2023	August 1 – December 31, 2023
Annual Board Retainer	Board Chair	$360,000	$400,000
	Directors	$235,000	$275,000
Annual Retainer for the Audit Committee Chair		$20,000	$35,000
Annual Retainer for the HRCC Chair		$15,000	$25,000
Annual Retainer for the NCGC Chair(3)		—	$20,000
(1)    Does not include Mr. Mionis, President and CEO of the Corporation, whose compensation is set out in Table 16. Does not include fees payable to Onex under a services agreement for the service of Mr. Tawfiq Popatia (an officer of Onex) as a director. Such fees were payable until completion of the August Secondary Offering, and are described in footnote 11 to Table 2.
(2)    Paid in quarterly installments in arrears. A $2,500 travel fee is also payable to directors who travel outside of their home state or province to attend a Board or Committee meeting. Directors may also receive further retainers and meeting fees for participation on ad hoc committees. No incremental fees were paid to directors for their participation on the Director Search Committee in 2023. The Board has the discretion to grant supplemental equity awards to individual directors as deemed appropriate (no such discretion was exercised in 2023).
(3)    Prior to Ms. Colpron’s appointment as Chair of the NCGC, the Chair of the Board also served as the Chair of the NCGC and no additional fee was paid for such service.

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

Grants of DSUs and RSUs to directors are credited quarterly in arrears. The number of DSUs and RSUs, as applicable, granted is calculated by multiplying the amount of such director’s Annual Fees for the quarter by the percentage of the Annual Fees that the director elected to receive in the form of DSUs or RSUs, as applicable, and dividing the product by the closing price of the SVS on the NYSE on the last business day of the quarter for DSUs and the closing price of the SVS on the NYSE on the trading day preceding the date of grant for RSUs.

Directors’ Fees Earned in 2023

All compensation paid in 2023 by the Corporation to the directors elected at the Corporation’s 2023 Annual Meeting of Shareholders (2023 AGM) or subsequently appointed to the Board is set out in Table 2, except for the compensation of Mr. Mionis, President and CEO of the Corporation, which is set out in Table 16. The Board earned an aggregate of $2,254,250 in Total Annual Fees in respect of 2023, including total grants of $1,260,223 in DSUs and $386,630 in RSUs (excluding fees paid to Mr. Mionis, whose compensation is set out in Table 16, and fees payable to Onex during 2023 for the service of Mr. Popatia as a director, which are described in footnote 11 to Table 2).

Table 2: Director Fees Earned in Respect of 2023

Name(3)	Annual Fees Earned				Allocation of Annual Fees(1)(2)
	Annual Board Retainer	Annual Committee Chair Retainer	Travel Fees(4)	Total Fees	DSUs(5)	RSUs(5)	Cash(6)
Robert A. Cascella	$251,630	$19,158(7)	$5,000	$275,788	$137,894	—	$137,894
Deepak Chopra	$251,630	—	—	$251,630	$125,815	—	$125,815
Françoise Colpron	$251,630	$8,316(8)	$10,000	$269,946	$134,973	—	$134,973
Daniel P. DiMaggio(9)	$251,630	—	$7,500	$259,130	$194,348	—	$64,782
Jill Kale	$251,630	—	$10,000	$261,630	$261,630	—	—
Laurette T. Koellner	$251,630	$26,236(10)	$10,000	$287,866	$143,933	—	$143,933
Luis A. Müller	$251,630	—	$10,000	$261,630	$261,630	—	—
Tawfiq Popatia(11)	—	—	—	—	—	—	—
Michael M. Wilson	$376,630	—	$10,000	$386,630	—	$386,630	—
(1) Directors who had not satisfied the requirements of the Director Share Ownership Guidelines described below were required to elect to receive 0%, 25% or 50% of their 2023 Annual Fees (set forth in the “Total Fees” column above) in cash, with the balance in DSUs. Directors who had satisfied such requirements were required to elect to receive 0%, 25% or 50% of their 2023 Annual Fees in cash, with the balance either in DSUs or RSUs. The Annual Fees received by directors in DSUs for 2023 were credited quarterly, with the number of DSUs granted determined using the closing price of the SVS on the NYSE on the last business day of each quarter, which was $12.90 on March 31, 2023, $14.50 on June 30, 2023, $24.52 on September 29, 2023 (the last trading day of the quarter) and $29.28 on December 29, 2023 (the last trading day of the year). The Annual Fees received by directors in RSUs for 2023 were credited quarterly, with the number of RSUs granted determined using the closing price of the SVS on the NYSE on the trading day preceding the day of the grant, which was $12.64 on March 30, 2023, $14.37 on June 29, 2023, $24.52 on September 29, 2023 and $29.28 on December 29, 2023.
(2) For 2023, the directors elected to receive their Annual Fees as follows:

Director	Cash	DSUs	RSUs
Robert A. Cascella	50%	50%	—
Deepak Chopra	50%	50%	—
Françoise Colpron	50%	50%	—
Daniel P. DiMaggio	25%	75%	—
Jill Kale	—	100%	—
Laurette T. Koellner	50%	50%	—
Luis A. Müller	—	100%	—
Michael M. Wilson	—	—	100%
(3)    Mr. Ahuja was appointed to the Board effective January 29, 2024.
(4)    Amounts in this column represent travel fees paid to directors who traveled outside of their home state or province to attend Board and Committee meetings in person.
(5)    Amounts in this column represent the grant date fair value of the units issued in respect of 2023 Annual Fees which is the same as their accounting value.
(6)    Amounts in this column represent the portion of 2023 Annual Fees paid in cash.
(7)    Represents the annual retainer for the Chair of the HRCC.
(8)    Represents the annual retainer for the Chair of the NCGC.

(9)    Mr. DiMaggio retired from the Board effective January 29, 2024, and is not standing for re-election to the Board at the Meeting.
(10)    Represents the annual retainer for the Chair of the Audit Committee.
(11)    Mr. Popatia is an officer of Onex and did not receive any compensation in his capacity as a director of the Corporation in 2023; however, Onex received $159,008 in DSUs for providing the services of Mr. Popatia as a director in 2023, prior to completion of the August Secondary Offering, pursuant to a Services Agreement between the Corporation and Onex, entered into on January 1, 2009 (as amended January 1, 2017, the Services Agreement). The Services Agreement terminated automatically on September 3, 2023. In accordance with the provisions of such agreement, we paid Onex approximately $9.2 million in cash on October 18, 2023 to settle Onex’s outstanding DSUs.

Directors’ Ownership of Securities

Outstanding Share-Based Awards

Information concerning all outstanding share-based awards as of December 31, 2023 made by the Corporation to each 2024 Meeting nominee serving as a director as of that date (other than Mr. Mionis, whose information is set out in Table 17), including awards granted prior to 2023, is set out in Table 3. Such awards consist of DSUs and RSUs. DSUs granted to the individuals set forth below may only be settled in SVS purchased in the open market or an equivalent value in cash (at the discretion of the Corporation). RSUs granted to directors are governed by the terms of the LTIP. Each vested RSU entitles the holder thereof to one SVS; however, if permitted by the Corporation under the terms of the grant, a director may elect to receive a payment of cash in lieu of SVS. No options to acquire SVS may currently be granted to directors under the LTIP, and no options previously granted to directors (or former directors) under the LTIP remain outstanding.

Table 3: Outstanding Share-Based Awards

Name(2)	Number of Outstanding Securities		Market Value of Outstanding Securities(1) ($)
	DSUs (#)	RSUs (#)	DSUs ($)	RSUs ($)
Robert A. Cascella	71,079	—	$2,081,193	—
Deepak Chopra	87,007	—	$2,547,565	—
Françoise Colpron	9,956	—	$291,512	—
Jill Kale	15,929	—	$466,401	—
Laurette T. Koellner	287,684	—	$8,423,388	—
Luis A. Müller	37,572	—	$1,100,108	—
Michael M. Wilson	283,131	58,913	$8,290,076	$1,724,973
(1)    The market value of DSUs and unvested RSUs was determined using a share price of $29.28, which was the closing price of the SVS on the NYSE on December 29, 2023, the last trading day of the year.
(2)    Mr. Ahuja was appointed to the Board effective January 29, 2024.

Director Share Ownership Guidelines

All directors must meet our Director Share Ownership Guidelines within five years of joining the Board (unless they are employees or officers of the Corporation). The Director Share Ownership Guidelines require that a director hold SVS, DSUs and/or unvested RSUs with an aggregate value equal to 150% of the annual retainer and that the Chair of the Board hold SVS, DSUs and/or unvested RSUs with an aggregate value equal to 187.5% of the annual retainer of the Chair of the Board.

Each director’s holdings of securities are reviewed annually as of December 31. The following table sets out whether each director standing for election at our 2024 Meeting was in compliance with the Director Share Ownership Guidelines as of December 31, 2023.

Table 4: Shareholding Requirements

Director(1)(2)	Shareholding Requirements
	Target Value as of December 31, 2023	Value as of December 31, 2023(3)	Met Target as of December 31, 2023
Robert A. Cascella	$412,500	$2,081,193	Yes
Deepak Chopra	$412,500	$2,547,565	Yes
Françoise Colpron(4)	$412,500	$291,512	N/A
Jill Kale(4)	$412,500	$466,401	N/A
Laurette T. Koellner	$412,500	$8,423,388	Yes
Luis A. Müller	$412,500	$1,100,108	Yes
Michael M. Wilson	$750,000	$10,428,219	Yes
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
(2)    Mr. Ahuja was appointed to the Board of Directors effective January 29, 2024 and will be required to comply with the Director Share Ownership Guidelines within five years of his appointment.
(3)    The value of the aggregate number of SVS, DSUs and/or unvested RSUs held by each director is determined using a share price of $29.28, which was the closing price of the SVS on the NYSE on December 29, 2023, the last trading day of the year.
(4)    Mses. Colpron and Kale were appointed to the Board of Directors effective October 1, 2022 and December 1, 2022, respectively and will be required to comply with the Director Share Ownership Guidelines within five years of their respective appointments.

Director Attendance

Directors are expected to be prepared for and attend all Board and respective committee meetings. The following table sets forth the attendance of directors at Board meetings and at meetings of those standing committees of which they are members, from January 1, 2023 to February 20, 2024. All then-members of the Board attended the 2023 AGM.

Table 5: Directors’ Attendance at Board and Committee Meetings

Director	Board	Audit Committee	HRCC	NCGC	Meetings Attended %
					Board	Committee
Kulvinder (Kelly) Ahuja(1)	—	—	1 of 1	—	—	100%
Robert A. Cascella	9 of 9	6 of 6	6 of 6	5 of 5	100%	100%
Deepak Chopra	9 of 9	6 of 6	6 of 6	5 of 5	100%	100%
Françoise Colpron	9 of 9	6 of 6	6 of 6	5 of 5	100%	100%
Daniel P. DiMaggio	9 of 9	6 of 6	6 of 6	5 of 5	100%	100%
Jill Kale	9 of 9	6 of 6	6 of 6	5 of 5	100%	100%
Laurette T. Koellner	9 of 9	6 of 6	6 of 6	5 of 5	100%	100%
Robert A. Mionis	9 of 9	—	—	—	100%	—
Luis A. Müller	9 of 9	6 of 6	6 of 6	5 of 5	100%	100%
Tawfiq Popatia(2)	5 of 5	—	—	—	100%	—
Michael M. Wilson	9 of 9	6 of 6	6 of 6	5 of 5	100%	100%
(1)    Mr. Ahuja was appointed to the Board, and each standing committee of the Board, effective January 29, 2024.
(2)    Mr. Popatia resigned as a director of the Corporation effective September 3, 2023. He was recused from attending one Board meeting due to declared conflicts of interest as an officer of Onex.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis sets out the policies of the Corporation for determining compensation paid to the Corporation’s CEO, its CFO, and the three other most highly compensated executive officers in 2023 (collectively, Named Executive Officers or NEOs). The NEOs who are the subject of this Compensation Discussion and Analysis are:

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

Prior to joining Celestica in 2015, Mr. Mionis was an Operating Partner at Pamplona, a global private equity firm where he supported several companies across a broad range of industries, including the industrial, aerospace, healthcare and automotive industries. Before joining Pamplona, Mr. Mionis served as President and CEO of StandardAero, leading the company through a period of significant revenue and profitability growth. Over the course of his career, he has held a number of operational and service roles at companies in the aerospace, industrial and semiconductor markets, including General Electric, Axcelis Technologies, AlliedSignal and Honeywell. From 2018 to 2021, Mr. Mionis served on the board of Shawcor Ltd. (now known as Mattr Corp.), an energy services company listed on the TSX.
Mr. Mionis is a member of the Board of Directors. He holds a Bachelor of Science in Electrical Engineering from the University of Massachusetts.

Mandeep Chawla — Chief Financial Officer
Mr. Chawla is responsible for the Corporation’s planning and management of short and long-term financial performance and reporting activities. He assists the CEO in setting the long-term strategic direction and financial goals of the Corporation, and manages overall capital allocation activities in order to maximize shareholder value. He provides oversight on risk management and governance matters, and leads the communication and relationship management activities with key financial stakeholders.

Mr. Chawla joined Celestica in 2010 and held progressively senior roles in the Corporation before assuming the role of CFO in 2017. He began his career at General Electric. Mr. Chawla was appointed to the Board of Directors of Sleep Country Canada Holdings Inc., a TSX-listed mattress and bedding retailer, in 2020 and he is currently the Chair of its Audit Committee.
Mr. Chawla holds a Master of Finance degree from Queen’s University and a Bachelor of Commerce degree from McMaster University. He is a CPA, CMA.

Jason Phillips — President, CCS
Mr. Phillips was appointed President, CCS, effective January 1, 2019. In this role, he is responsible for strategy and technology development, deployment and execution for Celestica’s enterprise and communications businesses. His responsibilities include the strategic development and execution of our HPS business (which includes firmware/software enablement across all primary IT infrastructure data center technologies, open source software offerings that complement our hardware platforms, and aftermarket services, including IT asset disposition) and HPS network, including our new center of excellence in Richardson, Texas, which expands our HPS footprint and increases our North America manufacturing capacity.

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

Todd C. Cooper — President, ATS
Commencing in 2022, Mr. Cooper serves as President, ATS. He is responsible for strategy development, deployment and execution of Celestica’s A&D, Capital Equipment, HealthTech and Industrial businesses (including PCI Private Limited (PCI)). From 2018 to 2021, he served as Chief Operations Officer and was responsible for driving operational and supply chain excellence, quality and technology innovation throughout the Corporation, as well as for the enablement of processes that drive value creation. As part of his role, he also led the operations, supply chain, quality, global business services and information technology teams.

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

Yann Etienvre — Chief Operations Officer
Mr. Etienvre was appointed Chief Operations Officer effective January 1, 2022 after serving as an advisor upon joining Celestica in November 2021. He is responsible for driving operational excellence, quality, and technology innovation throughout the Corporation, as well as enabling processes that drive value creation. As part of his role, he leads the technology innovation, supply chain, IT and operations excellence teams.

Mr. Etienvre joined Celestica from Sensata Technologies, where he served as the Executive Vice President and Chief Supply Chain Officer from 2019 to 2021. In this role, he was responsible for global operations, sourcing, logistics and compliance. He has held various leadership roles within Sensata Technologies, IMI plc, GE Healthcare, Montupet and Renault and has experience with various market segments including automotive, healthcare, electrification, oil and gas, energy and appliances.
He holds a Bachelor of Science in Mechanical Engineering from Institut National des Sciences Appliquées, Lyon and an EMBA from Marquette University.

A description and explanation of the significant elements of compensation awarded to the foregoing NEOs during 2023 is set forth below under 2023 Compensation Decisions.

Note Regarding Non-IFRS Financial Measures

This Compensation Discussion and Analysis contains references to non-IFRS operating margin, adjusted return on invested capital (ROIC), adjusted free cash flow, and adjusted earnings per share (EPS), each of which is a non-IFRS financial measure (including non-IFRS financial ratios). See “Non-IFRS Financial Measures” in Item 5, “Operating and Financial Review and Prospects - MD&A” of this Annual Report (commencing on page 86) for, among other things, a discussion of the definitions of, exclusions used to determine, these non-IFRS financial measures, or the non-IFRS financial measures that are components of non-IFRS ratios, how these non-IFRS financial measures and ratios are used, and a reconciliation of historical non-IFRS financial measures (or the non-IFRS financial measures on which the non-IFRS financial ratios are based) to the most directly comparable IFRS financial measures for specified periods, which reconciliations are incorporated herein by reference.

Compensation Objectives

The Corporation’s executive compensation philosophy is to attract, motivate and retain the leaders who drive the success of the Corporation. In light of this philosophy, we have designed our executive compensation programs and practices to pay-for-performance, adhere to the Corporation’s risk profile, align the interests of executives and shareholders, incentivize executives to work as a team to achieve our strategic objectives, ensure direct accountability for annual and long-term operating results, and to reflect both business strategy and market norms. The HRCC reviews compensation policies and practices regularly, considers related risks, and makes any adjustments it deems necessary to ensure our compensation policies are not reasonably likely to have a material adverse effect on the Corporation.

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

What We Do		What We Don’t Do
Pay-for-performance	✔	No repricing of options	X
Focus on long-term compensation using a balanced mix of compensation elements	✔	No hedging or pledging by executives of Celestica securities	X
Ensure the mix of executive compensation balances long-term success, annual performance, and adequate fixed compensation	✔	No steep payout cliffs at certain performance levels that may encourage short-term business decisions to meet payout thresholds	X
Consider market norms and competitive pay practices	✔	No multi-year guarantees	X
Mitigate undue risk in compensation programs	✔	No uncapped incentive plans	X
Retain an independent advisor to the HRCC	✔
Stress-test compensation plan designs	✔
Apply stringent share ownership policies and post- employment hold period for the CEO’s shares	✔
Clawback incentive-based compensation under specified circumstances	✔
Maintain equity plans that provide for change of control treatment for outstanding equity based on a “double trigger” requirement	✔
Set minimum corporate profitability requirement for CTI payments	✔
Establish caps on PSU payout factors	✔
Provide annual shareholder “say-on-pay” advisory vote	✔

The 2023 compensation package was designed to:

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

Independent Advice

The HRCC, which has the sole authority to retain and terminate an executive compensation consultant to the HRCC, has engaged the Compensation Consultant since 2006 as its independent compensation consultant to assist in identifying appropriate comparator companies against which to evaluate the Corporation’s compensation levels, to provide data about those companies, and to provide observations and advice with respect to the Corporation’s compensation practices versus those of chosen comparator companies and the market in general.

The Compensation Consultant also provides advice (upon request) to the HRCC on the policy recommendations prepared by management and keeps the HRCC apprised of market trends in executive compensation. The Compensation Consultant attended portions of all HRCC meetings held in 2023, in person, by telephone or virtually, as requested by the Chair of the HRCC. At each of its meetings, the HRCC held an in camera session with the Compensation Consultant without any member of management being present. Decisions made by the HRCC, however, are the responsibility of the HRCC and may reflect factors and considerations supplementary to the information and advice provided by the Compensation Consultant.

Each year, the HRCC reviews the scope of activities of the Compensation Consultant and, if it deems appropriate, approves the corresponding budget. During such review, the HRCC also considers the independence factors required to be considered by the NYSE prior to the selection or receipt of advice from a compensation consultant. After consideration of such independence factors and prior to engaging the Compensation Consultant in 2023, the HRCC determined that the Compensation Consultant was independent. The Compensation Consultant meets with the Chair of the HRCC and management at least annually to identify any initiatives requiring external support and agenda items for each HRCC meeting throughout the year. The Compensation Consultant reports directly to the Chair of the HRCC and is not engaged by management. The Compensation Consultant may, with the approval of the HRCC, assist management in reviewing and, where appropriate, developing and recommending compensation programs to align the Corporation’s practices with competitive practices. Any such service in excess of $25,000 provided by the Compensation Consultant relating to executive compensation must be pre-approved by the Chair of the HRCC. In addition, any non-executive compensation consulting service in excess of $25,000 must be submitted by management to the HRCC for pre-approval, and any services that will cause total non-executive compensation consulting fees to exceed $25,000 in aggregate in a calendar year must also be pre-approved by the HRCC.

The following table sets out the fees paid by the Corporation to the Compensation Consultant in each of the past two years:

Table 6: Fees of the Compensation Consultant

	Year Ended December 31
	2023	2022
Executive Compensation-Related Fees(1)	C$306,875	C$312,108
All Other Fees	C$—	C$—
(1)    Services for 2023 and 2022 included support on executive compensation matters that are part of the HRCC’s annual agenda (e.g., executive compensation competitive market analysis, review of trends in executive compensation, peer group review, pay-for- performance analysis and assistance with executive compensation-related disclosure, annual valuation of PSUs for accounting purposes, attendance at all HRCC meetings, and support with ad-hoc executive compensation issues that arose throughout the year). Services for 2023 also included a review of director compensation, including a competitive market analysis. Services for 2022 also included advice on 2023 incentive plan design changes.

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

The HRCC generally meets five times a year, in January, April, July, October and December. The annual executive compensation process typically follows the calendar outlined below:

January
•Determine achievement of the corporate performance factor (based on the Corporation’s year end results as approved by the Audit Committee) and the individual performance factors for CTI payments for the previous year
•Determine achievement of performance for the PSUs that are settled in the current year based on performance as of the end of the applicable performance period
•Approve corporate performance objectives for the CTI for the current year
•Approve performance goals for PSUs granted in the current year
•Review individual target compensation levels and approve base salary, target under the CTI and long-term incentives for the current year
•Conduct risk assessment of compensation programs
•Review scope of activity of Compensation Consultant and approve fees for the current year
•Review executive compensation disclosure
•Review the corporate goals and objectives relevant to CEO compensation and evaluate CEO performance in light of the financial and business goals and objectives approved by the Board for the previous year
•Review and approve total compensation package for CEO for the current year, including stress-test of performance-based compensation

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
•Preliminary evaluation of individual performance relative to objectives

HRCC Discretion

The HRCC may exercise its discretion to either award compensation absent attainment of a relevant performance goal or similar condition, or to reduce or increase the size of any award or payout to any NEO. The HRCC did not exercise such discretion for any NEO compensation in 2023.

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

The Corporation’s compensation programs are designed with a balanced approach aligned with its business strategy and risk profile. A number of compensation practices have been implemented to mitigate potential compensation policy risk. It is the HRCC’s view that the Corporation’s 2023 compensation policies and practices did not promote excessive risk-taking that would be reasonably likely to have a material adverse effect on the Corporation, and that appropriate risk mitigation features are in place within the Corporation’s compensation program. In reaching its opinion, the HRCC reviewed key risk-mitigating features in the Corporation’s compensation governance processes and compensation structure including the following:

Governance
Corporate Strategy Alignment	•Our executive compensation program is designed to link executive compensation outcomes with the execution of business strategy and align with shareholder interests.
Compensation Decision-Making Process	•We have formalized compensation objectives to help guide compensation decisions and incentive design and to effectively support our pay-for- performance policy (see Compensation Objectives).
Shareholder Engagement	•We have a shareholder outreach program through which we solicit feedback on our corporate governance, executive compensation program, and other matters.
Non-binding Shareholder Advisory Vote on Executive Compensation	•We hold an annual advisory vote on executive compensation, allowing shareholders to express approval or disapproval of our approach to executive compensation.
Annual Review of Incentive Programs
•Each year, we review and set performance measures and targets for the CTI and for PSU grants under our long-term incentive plans that are aligned with our business plan and our risk profile to ensure continued relevance and applicability.
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

Fixed versus Variable Compensation
•For the NEOs, a significant portion of target total direct compensation is delivered through variable compensation (CTI and long-term, equity- based incentive plans).
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
•Additionally, target performance on a second CTI performance measure must be achieved for payment above target on the CTI’s revenue performance measure.
•Each of the CTI payouts and PSU vesting have a maximum payout of two times target.

Share Ownership Requirement
•Our Executive Share Ownership Guidelines require executives to hold a significant amount of our securities to help align their interests with those of shareholders’ and our long-term performance.
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

Clawback and Recoupment Policies
•We have adopted a Clawback Policy consistent with SEC rules and NYSE listing standards, providing for the recoupment of specified excess incentive compensation received by covered executives during specified periods in the event of certain accounting restatements. Additionally, incentive compensation is subject to clawback if a specified employee has committed a material breach of certain post-employment provisions. See Clawback and Recoupment Policies below.
•Celestica is also subject to the clawback provisions of the Sarbanes-Oxley Act of 2002

“Double Trigger”	•The LTIP and Celestica Share Unit Plan (CSUP) provide for change-of- control treatment for outstanding equity based on a “double trigger” requirement.
Severance Protection	•NEOs’ entitlements on termination without cause are in part contingent on complying with confidentiality, non-solicitation and non-competition obligations.
Pay-For-Performance Analysis	•We conduct periodic scenario-testing of the executive compensation programs, including a pay-for-performance analysis.

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

2023 Comparator Group

Our approach to executive pay benchmarking reflects our strategic direction, the evolution of our business model, and external market conditions. It is important for the comparator group that is used to benchmark compensation (Comparator Group) to reflect the global scale of executive talent required to drive our strategic vision, our market for executive talent, our financial characteristics and our highly specialized and diversified operations.

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

In determining the Comparator Group for 2023, the HRCC considered the following criteria, which were prepared by the Compensation Consultant:

Size/Financial Measures
•Since revenue is the financial measure that is most strongly correlated with executive pay:
◦Companies with revenue generally in the range of 50% to 200% of the Corporation’s revenue were considered
◦Celestica’s revenue was above the median of the Comparator Group
•Other financial measures were reviewed in addition to revenue, such as market capitalization, earnings before interest and taxes (EBIT) margin and other financial indicators which align with our strategic direction
•These financial attributes ensure the alignment of executive pay with that of companies with similar financial characteristics as well as affordability of incentive plans

Operations	•Companies with similar scope, complexity and global operations •Consideration was given to Celestica’s U.S.-based market for executive talent
Industry	•Similarly sized industry comparables were further refined based on other financial indicators •Technology companies associated with the EMS industry
Peers of peers	•Analysis of the comparator groups of certain peer companies within the EMS industry
Input from management	•Perspectives of management regarding which organizations were most relevant from a business operations and talent competitor perspective

Based on these criteria, the Compensation Consultant recommended and the HRCC approved the following Comparator Group, which is comprised of U.S.-based technology companies, to be used in the determination of 2023 executive compensation:

Table 7: Comparator Group

Benchmark Electronics Inc.	NetApp, Inc.
Ciena Corp.	ON Semiconductor Corporation
CommScope Holdings Company, Inc.	Plexus Inc.
Curtiss-Wright Corporation	Sanmina Corporation
Diebold Nixdorf, Incorporated	ScanSource Inc.
Juniper Networks, Inc.	Seagate Technology PLC
Keysight Technologies Inc.	Trimble Inc.
NCR Corporation	Xerox Holdings Corporation

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

2024 Comparator Group

As part of the annual executive compensation process, the HRCC reviewed the Comparator Group in July 2023 with respect to 2024 executive compensation. The composition of the Comparator Group was reviewed to ensure it properly reflected our market for executive talent in light of the evolution of our business into a growth phase. Further emphasis was placed on expanding the Comparator Group to include additional EMS companies. The Compensation Consultant prepared an in-depth review of potential changes to the Comparator Group, which was presented to the HRCC, with updates to the size/financial criteria and the addition of EMS factors as follows:

Size/Financial Measures	•Celestica’s improved performance and relative positioning •Greater focus on market capitalization
EMS	•Analysis of the compensation levels, policies and practices of the EMS sector in order to better align with the Corporation’s competitors

As a result of this review, three companies were removed from the Comparator Group. Two were removed for no longer being aligned with the size and scope of the Corporation (ON Semiconductor Corporation and Keysight Technologies Inc.), and one was removed because the company filed for bankruptcy in 2023 (Diebold Nixdorf, Incorporated). Four EMS companies were added (Fabrinet, Flex Ltd., Jabil Inc., and TTM Technologies), two of which are direct competitors for customers and talent. The HRCC believes the addition of these four companies reflects Celestica’s size and growth priorities, and are appropriate for assessing the competitiveness of the Company’s executive compensation programs.

Anti-Hedging and Anti-Pledging Policy

Our Insider Trading Policy prohibits executives from, among other things, entering into speculative transactions and transactions designed to hedge or offset a decrease in the market value of our securities. Accordingly, executive officers may not sell short the Corporation’s securities, buy or sell put or call options on the Corporation’s securities, or purchase financial instruments (including prepaid variable contracts, equity swaps, collars or units of exchange funds) which are designed to hedge or offset a decrease in the market value of the Corporation’s securities. Executive officers are also prohibited from purchasing the Corporation’s securities on margin, borrowing against the Corporation’s securities held in a margin account, or pledging the Corporation’s securities as collateral for a loan. The directors of the Corporation also must comply with the provisions of the Insider Trading policy which prohibit hedging and/or pledging of the Corporation’s securities.

Clawback and Recoupment Policies

During 2023, the Corporation adopted a Clawback Policy (Clawback Policy), which provides for recoupment of “excess incentive compensation” received by “covered executives” on or after October 2, 2023 with respect to specified periods, in the event of an “accounting restatement” (each as defined in the Clawback Policy, which is attached as an exhibit to our 2023 Form 20-F). The Clawback Policy complies with, and will be interpreted and administered in a manner consistent with, all applicable laws and regulations, including without limitation Rule 10D-1 promulgated under the Exchange Act, and Section 303A.14 of the Listed Company Manual of the NYSE.

Additionally, the Corporation maintains an Incentive Compensation Recoupment Policy (Recoupment Policy) which provides for the recoupment of “incentive compensation” in the event of a material breach of certain post-employment provisions by specified employees. The clawbacks include (i) disgorgement or reimbursement of all or any portion of any cash incentive compensation paid, awarded or granted to such employee; and/or (ii) with respect to equity-based incentive compensation that has not been forfeited as a result of the termination or resignation, reduction of the number or value of, or cancellation and termination, of all or any portion of any incentive compensation that was awarded or granted to the employee or vested, in each case in the two-year period prior to the date of breach and/or, as well as reimbursement of any proceeds realized from the sale of any such award or grant, in each case in the two year period prior to the date of breach. For the purposes of the Recoupment Policy, incentive compensation means, without limitation, short-term cash incentives, equity-based awards and grants, and any other cash compensation or special payments.

Celestica is also subject to Section 304 of the Sarbanes-Oxley Act of 2002 (SOX Clawback). To the extent that application of the Recoupment Policy would result in duplicative recovery of incentive compensation from a designated employee under the SOX Clawback and/or the Clawback Policy, recoveries under either the SOX Clawback or the Clawback Policy shall be credited against amounts or other recoupment determined to be recoverable from such employee with respect to the same incentive compensation.

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

Executive Share Ownership

The Corporation has executive share ownership guidelines (Executive Share Ownership Guidelines) which require specified executives to hold a multiple of their base salary in specified securities of the Corporation as shown in Table 8. Executives subject to the Executive Share Ownership Guidelines are expected to achieve the specified ownership within a period of five years following the later of: (i) the date of hire, or (ii) the date of promotion to a level subject to the ownership guidelines. Compliance is reviewed annually as of December 31 of each year. The table below sets forth the compliance status of the applicable NEOs with the Executive Share Ownership Guidelines as of December 31, 2023:

Table 8: Executive Share Ownership Guidelines

Name	Executive Share Ownership Guidelines	Share and Share Unit Ownership (Value)(1)	Share and Share Unit Ownership (Multiple of Salary)
Robert A. Mionis(2)	$5,000,000 (5 × salary)	$65,072,634	65.1x
Mandeep Chawla	$1,800,000 (3 × salary)	$11,728,953	19.5x
Jason Phillips	$1,530,000 (3 × salary)	$12,146,867	23.8x
Todd C. Cooper	$1,455,000 (3 × salary)	$19,028,604	39.2x
Yann Etienvre	$1,455,000 (3 × salary)	$14,548,412	30.0x
(1)    Consists of: (i) SVS beneficially owned as of December 31, 2023, (ii) all unvested RSUs held as of December 31, 2023, and (iii) PSUs that settled on February 2, 2024 at 200% of target, which, on December 31, 2023, was the Corporation’s anticipated payout and at vesting was the actual payout; the value of which was determined using a share price of $29.28, the closing price of SVS on the NYSE on December 29, 2023, the last trading day of the year.
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

Compensation Elements for the Named Executive Officers

Our executive compensation program is comprised of the following elements:

Elements	Rationale
Base Salary	Provides a fixed level of compensation intended to reflect the scope of an executive’s responsibilities and level of experience and to reward sustained performance over time, as well as to approximate competitive base salary levels
Annual Cash Incentives	Aligns executive performance with the Corporation’s annual goals and objectives
Equity-Based Incentives
● RSUs	Provides a strong incentive for long-term executive retention
● PSUs	Aligns executives’ interests with shareholder interests and provides incentives for long-term performance
Benefits	Designed to help ensure the health and wellness of executives
Pension	Designed to assist executives in saving for their retirement
Perquisites	Perquisites are provided to executives on a case-by-case basis as considered appropriate and in the interests of the Corporation

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
The CPF can vary from 0% to 200%, depending on the level of achievement of the corporate financial targets, subject to the following two parameters (CTI Parameters):
(1) a separate minimum corporate profitability requirement must be achieved for the CPF to exceed zero; and
(2) target non-IFRS operating margin must be achieved for the revenue component of the CPF to pay above target.
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
At the end of the year, an NEO’s IPF is determined through the annual performance review process which is based on an evaluation of the NEO’s performance measured against the NEO’s specific goals and criteria and is approved by the HRCC as recommended by the CEO. The CEO’s IPF is determined by the HRCC based on the Board’s assessment of the CEO’s performance measured against the CEO’s specific goals.
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

Equity-Based Incentives

The Corporation’s equity-based incentives for the NEOs consist of RSUs, PSUs and/or stock options. The objectives of equity-based compensation are to:

•align the NEOs’ interests with those of shareholders and incent appropriate behaviour for long-term performance;
•reward the NEOs’ contributions to the Corporation’s long-term success; and
•enable the Corporation to attract, motivate and retain qualified and experienced employees.

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

Target equity-based incentives are determined using a variety of factors, including the median awards of the Comparator Group, as well as individual performance, experience and anticipated contribution to the Corporation’s strategy. In establishing the grant value of the annual equity awards for each of the NEOs, we start by assessing the median total target direct compensation of the equivalent position at companies in the Comparator Group. This data is then compared over a number of years for additional context and market trends. The HRCC also considers individual performance, the need to retain experienced and talented leaders to execute the Corporation’s business strategies and the executive’s potential to contribute to long-term shareholder value. Also considered are the executive’s role and responsibilities, internal equity and the level of previous long-term incentive awards. Once all of these factors are taken into consideration, the grant value of the annual equity-based awards for the NEOs is set.

In addition to the annual equity grants, management may award equity-based incentives in order to attract new executive hires and to retain current executives in special circumstances. Such grants are reviewed in advance with the Chairs of the Board and HRCC, and are subject to ratification by the HRCC. No such grants were made to NEOs in 2023.

RSUs

NEOs may be granted RSUs under either the LTIP or the CSUP as part of the Corporation’s annual equity grant. Such awards may be subject to vesting requirements, including time-based or other conditions as may be determined by the HRCC in its discretion. RSUs granted by the Corporation generally vest in instalments of one-third per year, over three years, based on continued employment with the Corporation. The payout value of the award is based on the number of RSUs being released and the market price of the SVS at the time of release. The Corporation has the right under the CSUP to settle RSUs in either cash or SVS (and intends to settle in SVS). Under the LTIP, the Corporation may, at the time of grant, authorize grantees to settle vested RSUs either in cash or in SVS (on a one-for-one basis). Absent such permitted election, we intend to settle vested grants under the LTIP in SVS. See Executive Compensation — Equity Compensation Plans.

PSUs

NEOs may be granted PSUs under the LTIP or the CSUP as part of the Corporation’s annual equity grant. The vesting of such awards requires the achievement of specified performance-based conditions over a specified time period, as determined by the HRCC in its discretion. PSUs granted by the Corporation generally vest at the end of a three-year performance period subject to pre-determined performance criteria. The payout value of the award is based on the number of PSUs that vest (which ranges from 0% to 200% of the target amount granted) and the market price of the SVS at the time of release. The Corporation has the right under the CSUP to settle vested PSUs in either cash or SVS (on a one-for-one-basis), and intends to settle in SVS. Under the LTIP, the Corporation may, at the time of grant, authorize grantees to settle PSUs either in cash or in SVS. Absent such permitted election, we intend to settle grants under the LTIP in SVS. See Executive Compensation — Equity Compensation Plans.

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

Perquisites

Perquisites are provided to executives on a case-by-case basis as considered appropriate in the interests of the Corporation. NEOs are entitled to an annual comprehensive medical examination at a private health clinic. Where applicable, tax equalization is provided to all NEOs as an integral part of the Corporation’s Short-Term Business Travel Program and is designed to maintain an individual’s tax burden at approximately the same level it would have otherwise been had they remained in their home country. Due largely to variables such as timing and tax rate differences between Canada and the U.S., tax equalization amounts may vary from year to year. While the Corporation is incorporated and headquartered in Canada, our business is global and we compete for executive talent worldwide. In addition, our executives are often required to travel extensively. As a result, we believe it is appropriate to make tax equalization payments in order to attract and retain non- Canadian executive officers with specific capabilities as well as to ensure that our executives do not incur any additional tax burden as a result of the business travel necessitated by the global nature of our business. Our U.S.-based NEOs have shared access to housing in Canada that the Corporation provides.

2023 Compensation Decisions

Each element of compensation is considered independently of the other elements. However, the total package is reviewed to ensure that the achievement of target levels of corporate and individual performance will result in total compensation that is generally comparable to the median total compensation of the Comparator Group.

2023 Performance Measure Modifications

In order to further align executive pay with our strategic focus on driving sustained growth and shareholder returns, we revisited performance measures for 2023 related to the CPF of our CTI and the vesting conditions applicable to PSUs granted in 2023. After consideration of relevant factors, including the evolution of our business over recent periods and our current strategic growth aspirations, management presented a proposal to the HRCC to re-design the vesting conditions applicable to PSU grants and to add an additional measure to the corporate financial targets applicable to the CPF of the CTI. In connection therewith, the HRCC gave careful consideration to the performance measures and approved two performance measure changes for 2023 as described in the table below:

	2022	2023	Rationale for Change
CTI: CPF Performance Parameters	Non-IFRS operating margin (50%) IFRS revenue (50%)	Non-IFRS operating margin (40%) IFRS revenue (40%) Non-IFRS adjusted free cash flow (20%)
The addition of non-IFRS adjusted free cash flow was intended to incentivize our executives to maximize our working capital efficiency and better position the Corporation for business growth opportunities. However, as we continue to believe that non-IFRS operating margin and revenue are equally aligned with the Corporation’s continuing key objectives of driving profitable growth on both a “top line” and “bottom line” basis, we have retained a substantial (and equal) weighting of those measures for the CPF in 2023.

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
TSR will continue to be utilized as a modifier to the primary performance measure, increasing the modification factor range to -30% to +30% (from -25% to +25%).
Performance will be measured over the three-year performance period in order to demonstrate alignment with shareholders on our long-term growth objectives.

The HRCC believes these changes are appropriate as Celestica has completed its multi-year transformation to reach its target margins and has shifted its focus to growth. These performance conditions are designed to align with this business strategy and to incentivize leaders to drive non-IFRS adjusted free cash flow generation and expanded non-IFRS adjusted EPS, which we believe will drive shareholder value.

As a result of these changes, there were no overlapping metrics between the 2023 CPF of the CTI and PSU vesting conditions.

Base Salary

The following table sets forth the annual base salary for the NEOs for the years ended December 31, 2021 through December 31, 2023:

Table 9: NEO Base Salary Changes

NEO	Year	Salary ($)	% Increase
Robert A. Mionis President and Chief Executive Officer	2023	$1,000,000	5%
	2022	$950,000	—
	2021	$950,000	—
Mandeep Chawla Chief Financial Officer	2023	$600,000	9%
	2022	$550,000	—
	2021	$550,000	10%
Jason Phillips President, CCS	2023	$510,000	5%
	2022	$485,000	—
	2021	$485,000	5%
Todd C. Cooper President, ATS	2023	$485,000	—
	2022	$485,000	—
	2021	$485,000	5%
Yann Etienvre Chief Operations Officer	2023	$485,000	—
	2022	$485,000	—
	2021	—	—

During 2023, the HRCC reviewed the base salaries for the NEOs. In order to more appropriately align certain NEO base salaries with the median base salaries of executives with similar roles within the Comparator Group, and to reward sustained performance of these executives over time, the HRCC approved increases in base salary effective April 1, 2023 as follows: (i) Mr. Mionis’ annual base salary was increased from $950,000 to $1,000,000; (ii) Mr. Chawla’s base salary was increased $550,000 to $600,000; and (iii) Mr. Phillips’ base salary was increased from $485,000 to $510,000.

Annual Incentive Award (CTI)

2023 Company Performance Factor

The CPF component of the CTI for 2023 was based on the achievement of specified corporate financial targets (2023 Targets) for the following financial measures: revenue (40%); non-IFRS operating margin (40%); and non-IFRS adjusted free cash flow (20%) (2023 Measures). The addition of non-IFRS adjusted free cash flow to the 2023 Measures was intended to incentivize our executives to maximize our working capital efficiency and better position the Corporation for business growth opportunities. However, as we continue to believe that non-IFRS operating margin and revenue are equally aligned with the Corporation’s continuing key objectives of driving profitable growth on both a “top line” and “bottom line” basis, we have retained a substantial (and equal) weighting of those measures for the CPF in 2023.

The CTI Parameters ensure that no minimum CTI payments are guaranteed. Under the first CTI Parameter, a minimum corporate profitability requirement must be achieved in order for any CTI award to be payable. Under the second CTI Parameter, a cap applies such that, in order for the revenue component of the CPF to pay above target (regardless of the actual achievement level), target non-IFRS operating margin must be achieved, which it was. Both CTI Parameters were met in 2023. In addition, CTI payments are capped at two times the Target Award.

The percentage achievement for each of the 2023 Targets was determined by interpolating between the factor that corresponds to threshold, target and maximum, as applicable. Each achievement factor was then multiplied by its weight in order to determine the weighted achievement. For 2023, target performance for each of the 2023 Measures was achieved but the maximum level was not achieved for any of the 2023 Measures with the exception of non-IFRS adjusted free cash flow. After considering the Corporation’s strategic objectives and risk management framework balanced with the goal of enhancing shareholder value, the HRCC approved a CPF of 170% using the results in the following table:

Table 10: Company Performance Factor

2023 Measures	Weight	Threshold	Target	Maximum	Achieved Results	CPF
IFRS revenue	40%	$6,900M	$7,500M	$8,100M	$7,961M	170%
Non-IFRS operating margin	40%	4.25%	5.00%	5.75%	5.6%
Non-IFRS adjusted free cash flow	20%	$75M	$125M	$175M	$194M

2023 Individual Performance Factor

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

CEO

In assessing Mr. Mionis’ individual performance, the HRCC considers the Corporation’s objectives and results achieved, personal performance objectives as determined annually, as well as other factors the HRCC considers relevant to the role of CEO. Key results that were considered in determining Mr. Mionis’ IPF for 2023 are included below:

Objective	2023 Performance Results
Meet Our Commitments
•Exceeded 2023 financial performance targets
•Exceeded bookings targets predominately driven by strength in our CCS segment
•Carved out a competitive presence by diversifying our business portfolio with exposure to high-value, high-growth markets

Return to Growth
•Share price performance increased by approximately 160% in 2023 compared to 2022
•Revenue of $7.96 billion represented 10% growth compared to 2022
•Highest annual non-IFRS operating margin and non-IFRS adjusted EPS in Celestica’s history
•Non-IFRS adjusted free cash flow of $194 million, exceeding our full year outlook of $150 million
•Recognized growth opportunities driven by artificial intelligence and with our hyperscaler customers

Optimize Operations
•Drove strong quality and productivity performance
•Invested in expanding and enhancing our capabilities, including continuous expansion of our offering of value-add services and leading edge engineering capabilities
•Continued to invest in our intellectual property portfolio in order to support the next generation of artificial intelligence products
•Site expansions in Minnesota, Texas, Indonesia and Malaysia to support strong demand and new program ramps
•Operations strategies for more efficient process to scale with demand

Enable the Enterprise
•Focused on leadership imperatives and succession readiness across the organization
•Ownership structure transitioned to a single class of shares, with uniform voting rights resulting from the exit of our long-time controlling shareholder, which we believe opened up an opportunity to attract new long-term shareholders
•Corporation recognized as one of Canada’s Most Admired Corporate Cultures for 2023 by Waterstone Human Capital and one of Canada’s Top Employers for Young People in January 2024 by the Globe & Mail
•Strong focus to improve on employee engagement, diversity and inclusion initiatives, and leadership development as a business imperative
•Executed on our ESG strategy and contributed to a more sustainable future with improvements in reducing GHG emissions, increased waste diversion and increased use of renewable energy sources.
•ESG program continued to earn external industry recognition such as a Platinum rating from EcoVadis, a trusted provider of business sustainability ratings for global supply chains

2023 was a strong year for Celestica in which the Corporation generated revenue of $7.96 billion and exceeded other financial expectations driven by strong growth in both the CCS and ATS segments. We believe these impressive financial results stem from both strong leadership and the strategic direction set by Mr. Mionis. As a result, the HRCC and the Board determined that Mr. Mionis exceeded expectations for the year, and approved an IPF of 1.40 for 2023. Although the combination of the Corporation’s CPF of 170% and Mr. Mionis’ IPF of 1.40 resulted in an amount in excess of two times the Target Award, his CTI award for 2023 was capped at two times the Target Award in accordance with the CTI plan design.

Other NEOs

The performance of the NEOs other than the CEO is assessed at year-end relative to objective measures that align with the targets for the CEO. The CEO assesses each other NEO’s contributions to the Corporation’s results, including such NEO’s contributions as a part of the senior leadership team. Based on the CEO’s assessment, the HRCC considered each NEO to have met or exceeded expectations for 2023 based on each of their individual performance and contribution to corporate goals and objectives. Factors considered in the evaluation of each NEO’s IPF included the following:

Mandeep Chawla
•Provided financial stewardship resulting in a record financial year for the Corporation
•Effectively led risk management initiatives on a global scale and actively managed risks to help protect and enable our businesses
•Leveraged our strong operational execution to maximize our working capital efficiency, with a focus on generating strong and consistent non-IFRS adjusted free cash flow
•Oversaw two underwritten prospectus offerings under which the MVS held by Onex were converted into SVS and sold to the public
•Led the Corporation’s investor relation’s strategy, including the 2023 Virtual Investor Meeting

Jason Phillips
•Drove 9% annual revenue growth and achieved $4.6 billion of revenue in the CCS segment, accounting for 58% of total Celestica’s revenues for 2023
•Continued diversification and scaling of the CCS segment, and drove record bookings in HPS
•Expanded HPS offering and our portfolio of business with our hyperscaler customers, and built out data center capabilities and service offerings to better serve hyperscaler and data center-focused customers’ needs
•Expanded CCS team with a focus on maintaining strong engagement scores, improved talent depth, succession and diversity

Todd C. Cooper
•Achieved 11% annual revenue growth in the ATS segment compared to 2022 driven by demand in A&D and Industrial
•Leveraged PCI’s unique expertise with our own engineering capabilities to strengthen our offerings in the areas of factory automation, autonomous driving, telematics, and certain HealthTech programs
•Achieved record booking margins in our ATS segment
•Drove meaningful advances in ATS talent, including talent development, diversity initiatives, and succession planning

Yann Etienvre
•Executed on network expansion plans to support strong growth across our ATS and CCS segments
•Delivered critical cybersecurity risk mitigating initiatives
•Demonstrated efficient decision-making and strategic vision for Operations and consistently achieved strong site productivity, material productivity and quality results
•Established a strong global management system and unified global operations
•Re-engineered sales and operating planning processes to enable improvement of working capital performance

2023 CTI Awards

The following table sets forth information with respect to the potential and actual awards under the CTI for the NEOs during 2023:
Table 11: 2023 CTI Awards

Name	Target Incentive %(1)	Potential Award for Below Threshold Performance	Potential Award for Threshold Performance(2)	Potential Award for Target Performance(2)	Potential Maximum Award(3)	Amount Awarded	Amount Awarded as a % of Base Salary
Robert A. Mionis	150%	$0	$370,377	$1,481,507	$2,963,014	$2,963,014 (4)	300%
Mandeep Chawla	100%	$0	$146,918	$587,671	$1,175,342	$1,175,342 (4)	200%
Jason Phillips	80%	$0	$100,767	$403,069	$806,137	$806,137 (4)	160%
Todd C. Cooper	80%	$0	$97,000	$388,000	$776,000	$725,560	150%
Yann Etienvre	80%	$0	$97,000	$388,000	$776,000	$776,000(4)	160%

(1)    The Target Incentive for each NEO was not changed from 2022.
(2)    Award amounts in these columns are calculated based on an IPF of 1.0.
(3)    Award amounts in this column represent the maximum payout under the CTI of 2x the Target Award.
(4)    Amount awarded for 2023 was capped at two times the Target Award in accordance with the CTI plan design.

NEO Equity Awards and Mix

Target equity-based incentives were determined for the NEOs with reference to the median awards of the Comparator Group. Consideration was also given to individual performance, the roles and responsibilities of the NEOs, retention value and market trends. The mix of equity in respect of 2023 compensation was comprised of 40% RSUs and 60% PSUs (consistent with recent years). See Compensation Elements for the Named Executive Officers — Equity-Based Incentives for a general description of the process for determining the amounts of these awards.

The following table sets forth equity awards granted to the NEOs on January 31, 2023 as part of their 2023 compensation:
Table 12: NEO Equity Awards

Name	RSUs (#)(1)	PSUs (#)(2)	Stock Options (#)	Value of Equity Award(3)
Robert A. Mionis	260,126	390,188	—	$8,285,000
Mandeep Chawla	61,224	91,837	—	$1,950,000
Jason Phillips	58,085	87,127	—	$1,850,000
Todd C. Cooper	53,375	80,063	—	$1,700,000
Yann Etienvre	53,375	80,063	—	$1,700,000
(1)    Grants were based on a share price of $12.74, which was the closing price of the SVS on the NYSE on January 30, 2023 (the last business day before the date of grant).
(2)    Assumes achievement of 100% of target level performance.
(3)    Represents the aggregate grant date fair value of the RSUs and PSUs.

The RSUs granted in 2023 vest ratably over a three-year period, commencing on the first anniversary of the date of grant. The value of the RSUs granted on January 31, 2023 was determined at the January 26, 2023 meeting of the HRCC. The number of RSUs granted was determined using the closing price of the SVS on January 30, 2023 (the day prior to the date of grant) on the NYSE of $12.74.

As described above under 2023 Compensation Decisions – 2023 Performance Measure Modifications, the HRCC reviewed the performance measures to be used for PSU grant vesting in order to reflect the Corporation’s move into a growth phase. Non-IFRS operating margin was replaced with non-IFRS adjusted EPS as a performance condition for PSU vesting, measured over the three-year performance period rather than the last year of the three-year performance period.

PSUs granted in 2023 vest at the end of a three-year period subject to pre-determined performance criteria. For such awards, each NEO was granted a target value of PSUs (Target Grant). The number of PSUs that will actually vest ranges from 0% to 200% of the Target Grant and will be primarily based on the Corporation’s non-IFRS adjusted EPS measured over the three-year performance period (Adj. EPS Result) as compared to a predetermined target range approved by the HRCC (Adj. EPS Target), subject to modification by the Corporation’s relative TSR achievement (TSR Factor) over the performance period in accordance with the following:

Formula	Description
Preliminary Vesting % based on Adj. EPS Result
The percentage of PSUs that will vest will be based on the Adj. EPS Result over the three-year period as compared to the pre-determined target range (Preliminary Vesting %), and can range between 0% and 200% of the Target Grant by using a straight-line interpolation. The Preliminary Vesting % (if positive) will be subject to an adjustment based on the TSR Factor, as described below, provided that the maximum number of PSUs that may vest will not exceed 200% of the Target Grant.

Preliminary Vesting % subject to modification by a factor ranging from −30% to +30% based on TSR Factor
TSR measures the performance of a company’s shares over time. It combines share price appreciation and dividends, if any, paid over the relevant period to determine the total return to the shareholder expressed as a percentage of the share price at the beginning of the performance period. With respect to each TSR Comparator (as defined below), TSR is calculated as the change in share price over the three-year performance period (plus any dividends) divided by the share price at the beginning of the period, where the average daily closing share price for the month of December 2022 is the beginning share price and the average daily closing price for the month of December 2025 will be the ending share price. The TSR of the Corporation is calculated in the same manner in respect of the SVS (the Corporation does not currently pay dividends).
For purposes of determining modifications to the Preliminary Vesting % based on the TSR Factor, the HRCC determined that for PSUs granted in 2023, the Corporation’s TSR will be measured relative to the S&P Americas BMI Technology Hardware & Equipment Index as of January 1, 2023 (BMI Index), with the addition of Flex Ltd. (the only EMS-peer company not already included in the BMI Index), that remain publicly traded on an established U.S. stock exchange for the entire performance period (TSR Comparators). The BMI Index is comprised of technology hardware and equipment subsector companies with business diversification. The HRCC determined that the attributes of the BMI Index, including its alignment with both the U.S. technology peers used for overall executive compensation benchmarking and Celestica’s business models made it appropriate for PSU vesting determinations. The Corporation’s market capitalization is positioned around the median of the TSR Comparators.
After calculating the percentile rank for each TSR Comparator (by arranging the TSR results from highest to lowest), the Corporation’s TSR will be ranked against that of each of the TSR Comparators. The Preliminary Vesting % will then be subject to modification (ranging from a decrease of 30% to an increase of 30%) by interpolating between the corresponding percentages immediately above and immediately below Celestica’s percentile position as set out in the table below, provided that the Corporation’s TSR performance cannot increase the actual number of PSUs that will vest to more than 200% of the Target Grant.

	Celestica’s TSR Positioning	TSR Modification Factor
	75th Percentile	30%
	50th Percentile	0%
	10th Percentile	-30%
Summary	Total PSU Vesting Percentage = (1) Preliminary Vesting % based on Adj. EPS Result; (2) Preliminary Vesting % is subject to modification by a factor ranging from −30% to +30% based on TSR Factor.

CEO Realized and Realizable Compensation

The following table is a look back at CEO compensation that compares the total target direct compensation awarded to Mr. Mionis for the years ended December 31, 2019 through December 31, 2023 to his realized and realizable compensation for each such year.

Table 13: CEO Realized and Realizable Compensation

	Fully Realized			Not Fully Realized
	2019	2020	2021	2022	2023
Total Target Direct Compensation(1)	$9,337,500	$9,337,500	$9,337,500	$9,575,000	$10,754,178
Realized and Realizable Compensation(2)	$9,340,985(3)	$19,922,261(3)	$47,292,977(3)	$19,513,927(4)	$22,991,879(4)
Realized and Realizable Compensation as a % of Total Target Direct Compensation	100%	213%	506%(5)	204%	$214%
(1)     The total target direct compensation value represents Mr. Mionis’ salary, target CTI award and the target value of share-based awards (i.e., 100% for PSUs).
(2)     The realized and realizable value for 2019 — 2021 represents actual salary paid, actual CTI payment and share based awards at vest date value (and demonstrates fully-realized compensation, as the vesting or performance period for all equity grants in such years has ended). The realized and realizable value for 2022 and 2023 represents actual salary paid, actual CTI payment, vest-date value for the portion of RSU grants which had vested by December 31, 2023, and for the portion of share-based awards which had not vested by such date, an assumed value of $29.28 per share (the closing price of the SVS on the NYSE on December 29, 2023, the last trading day of the year) and assumed vesting of PSUs at target performance of 100%, which may not be the ultimate amount earned. Compensation for 2022 and 2023 has only been partially realized, such that a significant portion remains realizable and is “at-risk” as described in footnote 4 below.
(3)     The following table includes the CPF for CTI awards actually paid and the vesting percentage of PSUs granted in each year:

Year	CPF under CTI	PSUs as % of Target
2019	34%	74%
2020	182%	200%
2021	116%	200%
2022	170%
2023	170%
(4)     Mr. Mionis’ 2022 and 2023 compensation has not been fully realized and a significant portion remains “at-risk” as follows (representing the December 31, 2023 value of: PSUs whose performance period does not conclude until the end of 2024 and 2025, respectively, and RSUs granted in each such year that remain unvested):

Year	Amount Still “At-Risk”
2022	$14,675,282
2023	$19,041,194
(5)     Reflects actual CTI payment, as well as PSU vesting at 200% of target and in addition, with respect to PSUs, a 263% share price increase over the three-year performance period.

NEO Realized and Realizable Compensation

The following table is a look back at compensation for all NEOs that compares the total target direct compensation awarded to the NEOs for the years ended December 31, 2019 through December 31, 2023 to their realized and realizable compensation for each such year.

Table 14: NEO Realized and Realizable Compensation

	Fully Realized			Not Fully Realized
	2019	2020	2021	2022	2023
Total Target Direct Compensation(1)	$19,155,708	$19,904,386	$20,267,253	$20,244,000	$21,782,425
Realized and Realizable Compensation(2)	$18,973,951(3)	$40,793,197(3)	$92,239,221(3)	$40,423,395 (4)	$45,083,988(4)
Realized and Realizable Compensation as a % of Total Target Direct Compensation	99%	205%	455%(5)	200%	$207%
(1)     The total target direct compensation value represents the NEOs’ salary, target CTI award and the target value of share-based awards (i.e., 100% for PSUs).
(2)     The realized and realizable value for 2019 — 2021 represents actual salary paid, actual CTI payment and share based awards at vest date value (and demonstrates fully-realized compensation, as the vesting or performance period for all equity grants in such years has ended). The realized and realizable value for 2022 and 2023 represents actual salary paid, actual CTI payment, vest-date value for the portion of RSU grants which had vested by December 31, 2023, and for the portion of share-based awards which had not vested by such date, an assumed value of $29.28 per share (the closing price of the SVS on the NYSE on December 29, 2023, the last trading day of the year) and assumed vesting of PSUs at target performance of 100%, which may not be the ultimate amount earned. Compensation for 2022 and 2023 has only been partially realized, such that a significant portion remains realizable and is “at-risk” as described in footnote 4 below.
(3)     The following table includes the CPF for CTI awards actually paid and the vesting percentage of PSUs granted in each year:

Year	CPF under CTI	PSUs as % of Target
2019	34%	74%
2020	182%	200%
2021	116%	200%
2022	170%
2023	170%
(4)     The NEOs’ 2022 and 2023 compensation has not been fully realized and a significant portion remains “at-risk” as follows (representing the December 31, 2023 value of: PSUs whose performance period does not conclude until the end of 2024 and 2025, respectively, and RSUs granted in each such year that remain unvested):

Year	Amount Still “At-Risk”
2022	$28,841,005
2023	$35,588,757
(5)     Reflects actual CTI payment, as well as PSU vesting at 200% of target and in addition, with respect to PSUs, a 263% share price increase over the three-year performance period.

Total Shareholder Return

Table 15: TSR vs. NEO Compensation(1)

The following graph compares the five-year trend in the Corporation’s three-year TSR to both total target direct compensation and the realized and realizable compensation for the NEOs for each year. This look back at compensation demonstrates the comparison between actual pay and total target direct compensation intended at the time of grant. The difference between total target direct compensation and realized and realizable compensation was driven by the performance of the SVS and achievement relative to CTI and PSU performance targets, as well as changes in the reported NEOs in applicable years.

(1) NEO total target direct compensation value represents salary, target CTI award and the target value of share-based awards (i.e., 100% for PSUs) and option awards (if applicable) for all NEOs reported in the Corporation’s Annual Report on Form 20-F each year. NEO realized and realizable value represents actual salary paid, actual CTI payment and share-based awards at vest date value (and for the portion of share-based awards that had not vested as of December 31, 2023, at an assumed value of $29.28 per share, the closing price of the SVS on the NYSE on December 29, 2023, the last trading day of the year, and assumed vesting of PSUs at target performance of 100%, which may not be the ultimate amount earned).

EXECUTIVE COMPENSATION

This section contains references to non-IFRS operating margin, adjusted EPS and adjusted ROIC, which are non-IFRS financial ratios. See “Non-IFRS Financial Measures” in Item 5, “Operating and Financial Review and Prospects - MD&A” of this Annual Report (commencing on page 86) for, among other things, a discussion of the definitions of, exclusions used to determine, the non-IFRS financial measures that are components of these non-IFRS ratios, how these non-IFRS financial ratios are used, and a reconciliation of the non-IFRS financial measures on which these non-IFRS financial ratios are based to the most directly comparable IFRS financial measures for specified historical periods, which reconciliations are incorporated herein by reference.

Summary Compensation Table

The following table sets forth the compensation of the NEOs for the years ended December 31, 2021 through December 31, 2023.

Table 16: Summary Compensation Table

Name & Principal Position	Year	Salary ($)	Share- based Awards ($)(1)(2)	Option- based Awards ($)(3)	Non-equity Incentive Plan Compensation	Pension Value ($)(5)	All Other Compensation ($)(6)	Total Compensation ($)
					Annual Incentive Plans ($)(4)
Robert A. Mionis President and Chief Executive Officer	2023	$987,671	$8,285,000	—	$2,963,014	$281,273	$57,960	$12,574,918
	2022	$950,000	$7,200,000	—	$2,850,000	$202,010	$143,962	$11,345,972
	2021	$950,000	$7,200,000	—	$1,790,750	$249,200	$292,382	$10,482,332
Mandeep Chawla Chief Financial Officer	2023	$587,671	$1,950,000	—	$1,175,342	$131,680	$3,665	$3,848,358
	2022	$550,000	$1,950,000	—	$1,100,000	$100,706	$1,979	$3,702,685
	2021	$538,356	$1,950,000	—	$736,902	$110,942	$3,901	$3,340,101
Jason Phillips President, CCS	2023	$503,836	$1,850,000	—	$806,137	$82,640	$20,509	$3,263,122
	2022	$485,000	$1,700,000	—	$776,000	$67,085	$18,001	$3,046,086
	2021	$479,178	$1,700,000	—	$569,187	$80,342	$26,925	$2,855,632
Todd C. Cooper(7) President, ATS	2023	$485,000	$1,700,000	—	$725,560	$71,035	$19,800	$3,001,395
	2022	$485,000	$1,700,000	—	$659,600	$62,460	$18,300	$2,925,360
	2021	$479,178	$1,900,000	—	$511,379	$80,342	$48,664	$3,019,563
Yann Etienvre(8) Chief Operations Officer	2023	$485,000	$1,700,000	—	$776,000	$76,872	$20,768	$3,058,640
	2022	$485,000	$1,600,000	—	$725,560	$32,836	$488,384	$3,331,780
	2021	$43,849	$3,525,000	—	—	$1,399	$560	$3,570,808
(1)    All amounts in this column represent the grant date fair value of share-based awards. Amounts in this column for 2023 represent RSU and PSU grants made to all NEOs on January 31, 2023. Grants were based on a share price of $12.74, which was the closing price of the SVS on the NYSE on January 30, 2023 (the day prior to the date of the grant). Amounts in this column for 2022 represent RSU and PSU grants to all NEOs made on February 1, 2022. Grants were based on a share price of 12.45, which was the closing price of the SVS on the NYSE on January 31, 2022 (the day prior to the date of the grant). Amounts in this column for 2021 represent: (i) RSU and PSU grants to all NEOs (which for Mr. Etienvre, who was not an NEO in 2021, consists of a one-time RSU grant (with a grant date fair value of $3,525,000), made on December 10, 2021 in connection with the commencement of his employment as an advisor to Celestica (see footnote 8 below) in a timely manner, and in recognition of his forfeiture of unvested equity from his previous employer) and, (ii) an additional RSU grant (with a grant date fair value of $200,000) to Mr. Cooper in order to recognize his leadership through unprecedented, prolonged conditions within our operations as a result of COVID-19. All grants in 2021 were made on February 2, 2021, and were based on a share price of $8.10, which was the closing price of the SVS on the NYSE on February 1, 2021 (the day prior to the date of the grant) except for the one-time grant made to Mr. Etienvre, which was based on a share price of $10.57, which was the closing price of the SVS on the NYSE on December 9, 2021 (the last business day prior to the date of the grant). See Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Equity-Based Incentives for a description of the process followed in determining the grants for 2023, and see Compensation Discussion and Analysis — 2023 Compensation Decisions — Equity-Based Incentives for a description of the vesting terms of the RSU and PSU awards. Grants made in-year are reported for such year.
(2)    The estimated accounting fair value of the share based awards is calculated using the market price of SVS as defined under each of the plans and in the case of PSUs, various fair value pricing models may apply. The accounting fair values for the PSU portion of the share based awards in Table 16 reflect various assumptions as to estimated vesting for such awards in accordance with applicable accounting standards. The grant date fair value of the RSU portion of the share based awards in Table 16 is the same as their accounting fair value. The grant date fair value for the PSU portion of the share based awards reflects the dollar amount of the award intended for compensation purposes, based on the market value of the underlying shares on the grant dates based on an assumption of the vesting of 100% of the target number of PSUs granted. The accounting fair value for all share based awards in the table assumed a zero forfeiture rate. The number of PSUs granted in 2023 that will actually vest will range from 0% to 200% of the target number granted, and will be primarily based on the Corporation’s non-IFRS adjusted EPS performance, subject to modification by its relative TSR achievement, in each case over the three-year performance period. The number of PSUs granted in 2022 that will actually vest will range from 0% to 200% of the target number granted and will be primarily based on the Corporation’s non-IFRS operating margin performance in the final year of the three-year performance period, subject to modification by the Corporation’s average annual non-IFRS adjusted ROIC and relative TSR over the performance period, as described in detail under 2023 Compensation Decisions — 2023 Performance Measure Modifications and NEO Equity Awards and Mix above. 200% of the target amount of PSUs granted in 2021 settled in February 2024, primarily based on the Corporation’s non-IFRS operating margin performance in the final year of the three-year performance period, modified by the Corporation’s average annual non-IFRS adjusted ROIC and relative TSR over the performance period. For PSUs granted in 2021 — 2023, the Corporation’s TSR is measured relative to that of companies in the BMI Index, with the addition of Flex Ltd, that remain publicly traded on an established U.S. stock exchange for the entire performance period. The Corporation estimated the grant date fair value of the TSR Factor using a Monte Carlo simulation model. The number of awards expected to be earned was factored into the grant date Monte Carlo valuation for the award. The accounting grant date fair value is not subsequently adjusted regardless of the eventual number of awards that are earned based on TSR. The grant date fair value for the non-TSR based performance measurement and modifier (where applicable) was based on the market value of our SVS at the time of grant and may be adjusted in subsequent periods to reflect a change in the estimated level of achievement related to the applicable performance condition. The accounting grant date fair value is not subsequently adjusted regardless of the eventual number of awards that were earned based on the market performance condition.
(3)    There were no stock options granted to the NEOs in 2021, 2022 or 2023.
(4)    Amounts in this column represent CTI awards made to NEOs. See Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Celestica Team Incentive Plan for a description of the CTI.
(5)    Amounts in this column represent Celestica’s contributions to defined contribution pension plans (other than 401(k) plans) on behalf of the NEOs — see Pension Plans for a full description of the plans. Contributions for Messrs. Mionis, Phillips, Cooper and Etienvre are reported in U.S. dollars. Contributions for Mr. Chawla are reported in U.S. dollars, having been converted from Canadian dollars at the average exchange rate for 2023 of $1.00 equals C$1.3494.
(6)    Amounts in this column for Mr. Mionis include amounts for items provided for under the CEO Employment Agreement, which: (i) for 2023 included tax equalization payments of $18,205, and a 401(k) contribution of $19,800; (ii) for 2022 included tax equalization payments of $110,458; and (iii) for 2021 included tax equalization payments of $189,260 and housing expenses of $75,080 while in Canada. Amounts in this column for Mr. Phillips: (i) for 2023 consist of a 401(k) contribution of $19,614; (ii) for 2022 consist of a 401(k) contribution of $18,001; and (iii) for 2021 include a tax equalization payment of $9,340 and a 401(k) contribution of $17,085. Amounts in this column for Mr. Cooper: (i) for 2023 consisted of a 401(k) contribution of $19,800; (ii) for 2022 consisted of a 401(k) contribution of $18,300; and (iii) for 2021 consisted of a tax equalization payment of $31,264 and a 401(k) contribution of $17,400. Amounts in this column for Mr. Etienvre: (i) for 2023 included a 401(k) contribution of $19,800; and (ii) for 2022 include the one-time cash award of $475,000 paid to him in connection with his appointment as Chief Operations Officer to incentivize him to join the Corporation when we deemed expedient for him to transition seamlessly into a key leadership position, and in recognition of the related forfeiture of a short-term incentive award from his previous employer. In accordance with the Corporation’s Short-Term Business Travel Program, tax equalization payments for all NEOs were made to maintain each NEO’s tax burden at approximately the same level it would have otherwise been had they remained in their home country. Due largely to variables such as timing and tax rate differences between Canada and the U.S., tax equalization amounts may vary from one year to the next and the net benefit may be positive or negative in the year. While the Corporation is incorporated and headquartered in Canada, our business is global, and we compete for executive talent worldwide. As a result, we believe it is appropriate to make tax equalization payments under certain circumstances in order to attract and retain non-Canadian executive officers with specific capabilities and to ensure that our executives do not incur any additional tax burden as a result of the business travel necessitated by the global nature of our business.
(7)    Mr. Cooper was appointed President, ATS effective January 1, 2022.
(8)    Mr. Etienvre was appointed Chief Operations Officer effective January 1, 2022 prior to which he served on an advisory basis in November and December of 2021.

Option-Based and Share-Based Awards

The following table provides details of each stock option grant outstanding (vested and unvested) and the aggregate number of unvested share-based awards for each of the NEOs as of December 31, 2023.

Table 17: Outstanding Option-Based and Share-Based Awards(1)

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the- Money Options ($)	Number of Shares or Units that have not Vested (#)(2)	Payout Value of Share- Based Awards that have not Vested at Minimum ($)(3)	Payout Value of Share- Based Awards that have not Vested at Target ($)(3)	Payout Value of Share-Based Awards that have not Vested at Maximum ($)(3)	Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Robert A. Mionis
Aug. 1, 2015	298,954	C$17.52	Aug. 1, 2025	$4,716,712	—	—	—	—	—
Feb. 2, 2021	—	—	—	—	533,333	—	$15,615,990	$31,231,980	—
Feb. 1, 2022	—	—	—	—	501,205	$4,515,474	$14,675,282	$24,835,091	—
Jan. 31, 2023	—	—	—	—	650,314	$7,616,489	$19,041,194	$30,465,899	—
Total	298,954	—	—	—	1,684,852	$12,131,963	$49,332,466	$86,532,970	—
Mandeep Chawla
Feb. 2, 2021	—	—	—	—	144,444	—	$4,154,344	$8,308,688	—
Feb. 1, 2022	—	—	—	—	135,743	$1,201,258	$3,904,095	$6,606,932	—
Jan. 31, 2023	—	—	—	—	153,061	$1,760,859	$4,402,177	$7,043,494	—
Total	—	—	—	—	433,248	$2,962,117	$12,460,616	$21,959,114	—
Jason Phillips
Feb. 2, 2021	—	—	—	—	125,925	—	$3,687,084	$7,374,168	—
Feb.1, 2022	—	—	—	—	118,340	$1,066,143	$3,464,995	$5,863,847	—
Jan. 31, 2023	—	—	—	—	145,212	$1,700,729	$4,251,807	$6,802,886	—
Total	—	—	—	—	389,477	$2,766,872	$11,403,886	$20,040,901	—
Todd C. Cooper
Feb. 2, 2021	—	—	—	—	125,925	—	$3,687,084	$7,374,168	—
Feb. 1, 2022	—	—	—	—	118,340	$1,066,143	$3,464,995	$5,863,847	—
Jan. 31, 2023	—	—	—	—	133,438	$1,562,820	$3,907,065	$6,251,309	—
Total	—	—	—	—	377,703	$2,628,963	$11,059,144	$19,489,324	—
Yann Etienvre
Dec. 10, 2021	—	—	—	—	200,095	—	$5,858,782	$11,717,563	—
Feb. 1, 2022	—	—	—	—	111,379	$1,003,455	$3,261,177	$5,518,899	—
Jan. 31, 2023	—	—	—	—	133,438	$1,562,820	$3,907,065	$6,251,309	—
Total	—	—	—	—	444,912	$2,566,275	$13,027,024	$23,487,771	—
(1)    See Compensation Discussion and Analysis — 2023 Compensation Decisions — Equity-Based Incentives for a discussion of the equity-based grants.
(2)    Includes unvested RSUs, as well as PSUs (i) granted in 2021 that settled on February 2, 2024 at 200% of target, which, upon vesting on December 31, 2023 was the Corporation’s anticipated payout and at settlement was the actual payout; and (ii) granted in 2022 and 2023, which all remain unvested, assuming achievement of 100% of target level performance.
(3)    Payout values at minimum vesting include the value of RSUs only, as the minimum value of PSUs would be $0.00 if the minimum performance condition is not met. Payout value at target vesting is determined assuming vesting of 100% of the target number of PSUs granted and payout values at maximum vesting is determined assuming vesting of 200% of the target number of PSUs granted. Payout values for Mr. Chawla were determined using a share price of C$38.81, which was the closing price of the SVS on the TSX on December 29, 2023, the last trading day of the year, converted to U.S. dollars at the average exchange rate for 2023 of $1.00 equals C$1.3494. Payout values for Messrs. Mionis, Phillips, Cooper and Etienvre were determined using a share price of $29.28, which was the closing price of the SVS on the NYSE on December 29, 2023, the last trading day of the year.

The following table provides details for each NEO of the value of option-based and share-based awards that vested during 2023 and the value of annual incentive awards earned in respect of 2023 performance.

Table 18: Incentive Plan Awards — Value Vested or Earned in 2023

Name	Option-based Awards — Value Vested During the Year ($)	Share-based Awards — Value Vested During the Year ($)(1)	Non-equity Incentive Plan Compensation — Value Earned During the Year ($)(2)
Robert A. Mionis	—	$18,973,889	$2,963,014
Mandeep Chawla	—	$4,935,267	$1,175,342
Jason Phillips	—	$4,297,295	$806,137
Todd C. Cooper	—	$4,635,562	$725,560
Yann Etienvre	—	$2,393,691	$776,000
(1)     Amounts in this column reflect: (i) share-based awards released in 2023 for Messrs. Mionis, Phillips, Cooper and Etienvre based on the settlement prices of the SVS as follows:

Type of Award	Vesting Date	Price
RSU	February 1, 2023	$13.47
RSU	February 2, 2023	$13.70
PSU	February 6, 2023	$13.53
RSU	December 1, 2023	$26.68
RSU	December 11, 2023	$27.02
and (ii) share-based awards released in 2023 for Mr. Chawla based on the settlement prices of the SVS as follows:

Type of Award	Vesting Date	Price
RSU	February 1, 2023	C$17.88
RSU	February 2, 2023	C$18.19
PSU	February 6, 2023	C$18.20
RSU	December 1, 2023	C$36.06
Certain values in this column were converted to U.S. dollars from Canadian dollars at the average exchange rate for 2023 of $1.00 equals C$1.3494. With respect to previously-issued PSUs that settled in 2023, the overall vesting percentage was 200% based on the Corporation’s non-IFRS operating margin, non-IFRS adjusted ROIC and relative TSR performance.
(2)     Consists of payments under the CTI made on February 16, 2024 in respect of 2023 performance. See Compensation Discussion and Analysis — 2023 Compensation Decisions — Annual Incentive Award — Target Award. These are the same amounts as disclosed in Table 16 under the column “Non-equity Incentive Plan Compensation — Annual Incentive Plans.”

No gains were realized by NEOs from exercising stock options in 2023.

Securities Authorized for Issuance Under Equity Compensation Plans

Table 19: Equity Compensation Plans as at December 31, 2023(1)

Plan Category		Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Securities Remaining Available for Future Issuance Under Equity Compensation Plans(2) (#)
Equity Compensation Plans Approved by Security holders	LTIP (Options)	369,842	C$16.85	N/A(3)
	LTIP (RSUs)	64,445	N/A	N/A(3)
	LTIP (PSUs)	0	N/A	N/A(3)
	Total(4)	434,287	C$16.85	9,455,257(3)

(1)    This table sets forth information, as of December 31, 2023, with respect to SVS authorized for issuance under the LTIP, and does not include SVS purchased (or to be purchased) in the open market to settle equity awards under the LTIP or the Corporation’s other equity compensation plans. The LTIP, which was approved by the Corporation’s shareholders, is the only equity compensation plan pursuant to which the Corporation may issue new SVS to settle equity awards.
(2)    Excluding securities that may be issued upon exercise of outstanding stock options, warrants and rights.
(3)    The LTIP provides for a maximum number of securities that may be issued from treasury, but does not provide separate maximums for each type of award thereunder.
(4)    The total number of securities issuable upon the exercise/settlement of outstanding grants under all equity compensation plans approved by shareholders represents 0.365% of the total number of outstanding shares at December 31, 2023 (LTIP (Options) — 0.311%; LTIP (RSUs) — 0.054%; and LTIP (PSUs) — 0.000%).

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

Up to 29,000,000 SVS may be issued from treasury pursuant to the LTIP. The number of SVS that may be issued from treasury under the LTIP to directors is limited to 2,000,000; however, the Corporation decided in 2004 that stock option grants under the LTIP would no longer be made to directors. Under the LTIP, as of February 20, 2024, 19,643,663 SVS have been issued from treasury, 70,888 SVS are issuable under outstanding stock options, 718,280 SVS are issuable under outstanding RSUs, and 502,025 SVS are issuable under outstanding PSUs. Accordingly, as of February 20, 2024, 9,356,337 SVS are reserved for issuance from treasury pursuant to current and potential future grants of securities-based compensation under the LTIP. In addition, the Corporation may satisfy obligations under the LTIP by acquiring SVS in the open market.

As of February 20, 2024, the Corporation had a “gross overhang” of 7.3% under the LTIP. “Gross overhang” refers to the total number of shares reserved for issuance from treasury under equity plans at any given time relative to the total number of shares outstanding, including shares reserved for outstanding equity-based awards under the LTIP. The Corporation’s “net overhang” (i.e. the total number of shares that have been reserved for issuance from treasury to satisfy outstanding equity grants to employees and outstanding RSU grants to directors relative to the total number of shares outstanding) was 1.1%.

As of December 31, 2023, the Corporation had an “overhang” for stock options of 8.3%, representing the number of shares reserved for issuance from treasury for outstanding stock options as at such date, together with shares reserved for potential future grants of stock options, relative to the total number of shares outstanding as at such date.

The Corporation had a “burn rate” for the LTIP for each of the years 2023, 2022 and 2021, of 0.0%, 0.0% and 0.1%, respectively. “Burn rate” is calculated by dividing the number of awards granted during the applicable year (including the target amount of PSUs granted), by the weighted average number of securities outstanding for the applicable year.

The LTIP limits the number of SVS that may be (a) reserved for issuance to insiders (as defined under TSX rules for this purpose), and (b) issued within a one-year period to insiders pursuant to stock options, rights or share units granted pursuant to the LTIP, together with SVS reserved for issuance under any other employee- related plan of the Corporation or stock options for services granted by the Corporation, in each case to 10% of the aggregate issued and outstanding shares of the Corporation. The LTIP also limits the number of SVS that may be reserved for issuance to any one participant pursuant to stock options, SARs or share units granted pursuant to the LTIP, together with SVS reserved for issuance under any other employee-related equity plan of the Corporation or stock options for services granted by the Corporation, to 5% of the aggregate issued and outstanding shares.

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

Under the LTIP, eligible participants may be allocated share units in the form of PSUs or RSUs. Each vested RSU and PSU entitles the holder to receive one SVS on the applicable release date (however, the number of PSUs that may vest range from 0% to 200% of a target amount granted). The issuance of such shares may be subject to vesting requirements similar to those described above with respect to the exercisability of stock options and SARs, including such time and/or performance-based conditions as may be determined by the Board of Directors in its discretion. Under the LTIP, the Corporation may (under the terms of the grant) authorize grantees to elect to settle vested RSUs or PSUs either in cash or SVS. Absent such permitted election, we intend to settle vested RSUs and PSUs in SVS. The number of SVS that may be issued to any one person pursuant to the share unit program shall not exceed 1% of the aggregate issued and outstanding shares. The number of SVS that may be issued under share units in the event of termination of employment without cause, death or long-term disability is subject to pro-ration, unless otherwise determined by the Corporation. The LTIP provides for the express designation of share units as either RSUs, which have time-based vesting conditions or PSUs, which have performance- based vesting conditions over a specified period. In the event a holder of PSUs retires, unless otherwise determined by the Corporation, the pro-rated vesting of such PSUs shall be determined based on the actual performance achieved during the period specified for the grant by the Corporation.

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

Pension Plans

The following table provides details of the amount of Celestica’s contributions to its defined contribution pension plans on behalf of the NEOs, and the accumulated value thereunder as of December 31, 2023 for each NEO.

Table 20: Defined Contribution Pension Plan

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at End of Year(1) ($)
Robert A. Mionis(2)	$1,363,262	$281,273	$2,019,099
Mandeep Chawla(2)	$564,629	$131,680	$786,025
Jason Phillips	$517,344	$82,640	$752,325
Todd C. Cooper	$246,656	$71,035	$364,289
Yann Etienvre	$34,639	$76,872	$116,227
(1)    The difference between (i) the sum of the Accumulated Value at Start of Year column plus the Compensatory column and (ii) the Accumulated Value at End of Year column is attributable to non-compensatory changes in the Corporation’s accrued obligations during the year ended December 31, 2023.
(2) The difference between the Accumulated Value at Start of Year reported here and the Accumulated Value at End of Year reported in our Annual Report on Form 20-F for the year ended December 31, 2022 (2022 20-F) for Messrs. Mionis and Chawla is attributable to different exchange rates used in our 2022 20-F and in this Annual Report. The exchange rate used our 2022 20-F was $1.00 = C$1.3014.

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

U.S. Pension Plans

Messrs. Mionis, Phillips, Cooper and Etienvre participate in the Corporation’s U.S. pension plans comprised of two defined contribution retirement programs, one of which qualifies as a deferred salary arrangement under section 401(k) of the U.S. Internal Revenue Code (401(k) Plan). Under the 401(k) Plan, participating employees may defer 100% of their pre-tax earnings subject to any statutory limitations. The Corporation may make contributions for the benefit of eligible employees. The 401(k) Plan allows employees to choose how their account balances are invested on their behalf within a range of investment options provided by third-party fund managers. The Corporation contributes: (i) 3% of eligible compensation for the participant, and (ii) up to an additional 3% of eligible compensation by matching 50% of the first 6% contributed by the participant. The maximum contribution to the 401(k) Plan, based on the Internal Revenue Code rules and the 401(k) Plan formula for 2023 was $22,500 (plus an additional $7,500 for an individual over the age of 50). Messrs. Mionis, Phillips, Cooper and Etienvre also participate in a supplementary retirement plan that is also a defined contribution plan (U.S. Supplementary Plan). Under the U.S. Supplementary Plan, the Corporation contributes to the participant an annual amount equal to the difference between 8% of the participant’s salary and paid incentive and the amount that Celestica would contribute to the 401(k) Plan assuming the participant contributes the amount required to receive the matching 50% contribution by Celestica. A notional account is maintained for Messrs. Mionis, Phillips, Cooper and Etienvre, and they are entitled to select from among the investment options available in the 401(k) Plan for the purpose of determining the return on their notional accounts.

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

The following table summarizes the incremental payments and benefits to which Mr. Mionis would have been entitled upon a change in control occurring on December 31, 2023, or if his employment had been terminated on December 31, 2023 as a result of a change in control, retirement or termination without cause (or with good reason).

Table 21: Mr. Mionis’ Benefits

Value of
Option-Based and
	Cash	Share-Based	Other
	Portion	Awards(1)	Benefits(2)	Total
Termination without Cause/with Good Reason or Change in Control with Termination	$5,000,000	—	$702,146	$5,702,146
Change in Control with no Termination or Retirement	—	—	—	—
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

The entitlements described in the above table are subject to recoupment if the executive has committed a material breach of certain post-employment provisions for a period of two years following termination of their employment.

The following tables summarize the incremental payments to which Messrs. Chawla, Phillips, Cooper and Etienvre would have been entitled upon a change in control occurring on December 31, 2023, or if their employment had been terminated on December 31, 2023 as a result of a change in control, retirement or termination without cause.

Table 22: Mr. Chawla’s Benefits

Value of
Option-Based and
	Cash	Share-Based	Other
	Portion(1)	Awards(2)	Benefits	Total
Termination without Cause or Change in Control with Termination	$2,400,000	—	—	$2,400,000
Change in Control with no Termination or Retirement	—	—	—	—
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

Table 23: Mr. Phillips’ Benefits

Value of
Option-Based and
	Cash	Share-Based	Other
	Portion(1)	Awards(2)	Benefits	Total
Termination without Cause or Change in Control with Termination	$1,836,000	—	—	$1,836,000
Change in Control with no Termination or Retirement	—	—	—	—
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

Table 24: Mr. Cooper’s Benefits

Value of
Option-Based and
	Cash	Share-Based	Other
	Portion(1)	Awards(2)	Benefits	Total
Termination without Cause or Change in Control with Termination	$1,746,000	—	—	$1,746,000
Change in Control with no Termination or Retirement	—	—	—	—
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

Table 25: Mr. Etienvre’s Benefits

Value of
Option-Based and
	Cash	Share-Based	Other
	Portion(1)	Awards(2)	Benefits	Total
Termination without Cause or Change in Control with Termination	$1,746,000	—	—	$1,746,000
Change in Control with no Termination or Retirement	—	—	—	—
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

Performance Graph

The following chart compares the cumulative TSR of C$100 invested in SVS with the cumulative TSR of the S&P/TSX Composite Total Return Index for the period from December 31, 2018 to December 31, 2023.

Table 26: Performance Graph

The graph shows that SVS have outperformed the S&P/TSX Composite Total Return Index. An investment in the Corporation on December 31, 2018 would have resulted in a 224% increase in value over the five-year period ended December 31, 2023 compared with a 71% increase that would have resulted from an investment in the S&P/TSX Composite Total Return

Index over the same period. Over the same five-year period, annual compensation for the NEOs as reported in the applicable Summary Compensation Tables (actual salary paid, actual CTI payments and the grant-date fair value of long-term incentive awards (at target in the case of PSUs) granted in the respective years) increased by 33%.
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
The Board has determined that Mr. Cascella, Mr. Chopra, Ms. Colpron, Mr. DiMaggio, Ms. Kale, Ms. Koellner, Dr. Müller, Ms. Perry (until her retirement from the Board in April 2023) and Mr. Wilson, constituting a majority of the Board, are independent directors under applicable independence standards in Canada and under NYSE listing standards.
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

Audit Committee
The Audit Committee in 2023 consisted of Ms. Koellner (Chair), Mr. Cascella, Mr. Chopra, Ms. Colpron, Mr. DiMaggio, Ms. Kale, Dr. Müller, Ms. Perry (until her retirement from the Board in April 2023) and Mr. Wilson, all of whom the Board determined to be independent directors for audit committee purposes (as that term is defined by applicable Canadian and SEC rules and in the NYSE listing standards) and financially literate. All of the audit committee members have held executive positions with large corporations or financial services companies. The Audit Committee has a well-defined mandate which, among other things, sets out its relationship with, and expectations of, the external auditor, including the review and evaluation of the independence of the external auditor and approval of any non-audit services of the external auditor; the engagement, evaluation, remuneration and termination of the external auditor; its relationship with, and expectations of, the internal auditor function and its oversight of internal control; the disclosure of financial and related information; and procedures to review the qualifications, expertise, resources and the overall performance of the Corporation's external auditor. The Audit Committee's duties include responsibility for reviewing financial statements with management and the auditors, monitoring the adequacy of Celestica's internal control procedures, and reviewing the adequacy of Celestica's processes for identifying and managing risk. In that regard, the Audit Committee Mandate further requires the Audit Committee to discuss Celestica’s major financial risk exposures and the steps management has taken to monitor and control such exposures, and to discuss guidelines, policies and steps to govern the process by which risk assessment and management is undertaken (including risks related to information security, cybersecurity and data protection) and the establishment and management of appropriate systems to manage such risks with a view to achieving a proper balance between risks incurred and potential return to the Corporation’s securityholders and to the long-term viability of the Corporation. The Audit Committee has direct communication channels with the internal and external auditors to discuss and review specific issues and has the authority to retain and fund such independent legal, accounting, or other advisors as it may consider appropriate. The Audit Committee reviews and approves the mandate and plan of the internal audit department on an annual basis.
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
The Audit Committee has received the written disclosures and the letter from the independent accountant as required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with the independent accountant the independent accountant's independence; and
Based on such review and discussions, the Audit Committee recommended to the Board that the audited financial statements be included in this Annual Report for the year ended December 31, 2023 for filing with the SEC.
The Audit Committee:
Mr. Cascella
Mr. Chopra
Ms. Colpron
Mr. DiMaggio
Ms. Kale
Ms. Koellner
Dr. Müller
Mr. Wilson

Human Resources and Compensation Committee
The HRCC in 2023 consisted of Mr. Cascella (Chair), Mr. Chopra, Ms. Colpron, Mr. DiMaggio, Ms. Kale, Dr. Müller, Ms. Koellner, Ms. Perry (until her retirement from the Board in April 2023), and Mr. Wilson, all of whom the Board determined to be independent directors for compensation committee purposes pursuant to the applicable Canadian and SEC rules and the NYSE listing standards. It is the responsibility of the HRCC to define and communicate compensation policies and principles that reflect and support our strategic direction, business goals and desired culture. Pursuant to its mandate, the HRCC: reviews and approves Celestica's overall reward/compensation policy, including an executive compensation policy that is consistent with competitive practice and supports organizational objectives and shareholder interests; reviews the corporate goals and objectives relevant to the compensation of the CEO, as approved by the Board, evaluates the CEO's performance in light of these goals and objectives, and sets the compensation of the CEO based on this evaluation; reviews and approves the appointment and terms of employment (or any material changes to terms of employment) and, upon recommendation of the CEO, any changes to the base salary of all senior executive positions that report to the CEO and certain other senior executive positions, as well as any separation agreement or compensation arrangement for any such executive whose employment has been terminated; reviews, modifies, and approves the elements of the Corporation's incentive-based plans and equity-based plans, including plan design, performance targets, administration and total funds/shares reserved for payment; makes recommendations to the Board regarding director compensation in accordance with principles and guidelines established by the NCGC; maintains and reviews succession plans for the CEO, all positions that report to the CEO, and certain other executive positions; reviews and approves, in conjunction with management, public disclosure relating to executive compensation in accordance with applicable rules and regulations and prepares any report required by any applicable securities regulatory authority or stock exchange requirement to be included in applicable public disclosure documents; reviews proposed organizational changes that affect "mission critical" roles, as well as proposed material changes to the Corporation's human resources policies; reviews the Corporation's talent management strategy and practices; reviews and approves insider trading and share ownership policies; regularly reviews the risks associated with the Corporation's compensation policies and practices; reviews, reports, and makes recommendations to the Board with respect to the results of any "say-on-pay" advisory vote; periodically reviews and make recommendations to the Board with respect to Celestica’s human capital management practices and strategies, including as a result of: (a) reviewing reports from management to monitor Celestica’s culture and employee engagement; (b) overseeing policies and programs in place to support and promote the health, safety and well-being of Celestica’s employees; and (c) considering other ESG practices related to the NCGC's mandate, including diversity & inclusion; and performs any other activities consistent with the HRCC's mandate. See Item 6(B), "Compensation" for details regarding our processes and procedures for the consideration and determination of executive and director compensation and the role of our Compensation Consultant in making recommendations to the HRCC regarding executive officer and director compensation.
A copy of the HRCC Mandate is available on our website at www.celestica.com (information on our website is not incorporated by reference into this Annual Report).
Human Resources and Compensation Committee Report:
The HRCC has reviewed and discussed the Compensation Discussion and Analysis with management and based on such review and discussions, the HRCC recommended to the Board that the Compensation Discussion and Analysis be included in this Annual Report for the year ended December 31, 2023.
The Human Resources and Compensation Committee:
Mr. Cascella
Mr. Chopra
Ms. Colpron
Mr. DiMaggio
Ms. Kale
Ms. Koellner
Dr. Müller
Mr. Wilson

Nominating and Corporate Governance Committee
The NCGC in 2023 consisted of Françoise Colpron (Chair), Mr. Cascella, Mr. Chopra, Mr. DiMaggio, Ms. Kale, Ms. Koellner, Dr. Müller, Ms. Perry (until her retirement from the Board in April 2023), and Mr. Wilson, all of whom were determined by the Board to be independent directors pursuant to applicable Canadian rules and NYSE listing standards. The NCGC is responsible for developing and recommending governance guidelines for the Corporation (and recommending changes to those guidelines), identifying individuals qualified to become members of the Board, and recommending director nominees to be put before the shareholders at each annual meeting. The duties and responsibilities of the NCGC include: reviewing the Corporation's Corporate Governance Guidelines; creating a formal, rigorous and transparent procedure for the appointment of new directors to the Board; identifying and recommending new director nominees; considering and making recommendations to the Board in relation to resignations of directors pursuant to the Company's Majority Voting Policy; annually assessing the effectiveness of the Board's Diversity Policy and its effectiveness in promoting a diverse Board, and monitoring compliance with disclosure and any other requirements under applicable corporate and securities laws and regulations, as well as any applicable stock exchange requirements, regarding diversity; developing a director orientation program; developing a director continuing education program; reviewing (and recommending changes to the Board where appropriate) the mandates of the Board's standing committees; developing position descriptions for the Chair, the CEO and the chair of each committee; developing and overseeing annual director evaluations, including assessing the performance of the Board, the committees, and individual directors, including through peer review; reviewing director compensation guidelines; establishing measures for receiving feedback from stakeholders; overseeing the Corporation's general strategy, policies and initiatives relating to ESG matters, including, among other things, climate policy, sustainability, and diversity, and reviewing the risks related to ESG matters; and annual director independence reviews.
A copy of the NCGC Mandate and the Corporation's Corporate Governance Guidelines are available on our website at www.celestica.com (information on our website is not incorporated by reference into this Annual Report).
D.    Employees
At December 31, 2023, we employed 26,554 permanent and temporary (contract) employees worldwide (December 31, 2022 — 26,324; December 31, 2021 — 23,915). Some of our employees in China, Japan, Mexico, Romania, Singapore and Spain are represented by unions or are covered by collective bargaining agreements. We believe we have a productive and collaborative working relationship between management and the relevant unions. We believe that our employee relationships are generally positive and stable.
The following table sets forth information concerning our employees (permanent and temporary) by geographic location for the past three financial years:

	Number of Employees
Date	Americas	Europe	Asia	Total
December 31, 2021	5,243	2,347	16,325	23,915
December 31, 2022	6,284	2,509	17,531	26,324
December 31, 2023	6,525	2,627	17,402	26,554
Given the variable nature of our project flow and the quick response time required by our customers, it is critical that we quickly adjust our production up or down to maximize efficiency. To achieve this, our approach has been to employ a skilled temporary labor force, as required. At December 31, 2023, 4,664 temporary (contract) employees (December 31, 2022 — 5,713; December 31, 2021 — 5,272) were engaged by us worldwide. We employed, on average for the year, 5,626 temporary (contract) employees in 2023. The total number of employees (permanent and temporary) increased by 2,409 from December 31, 2021 to December 31, 2022 (which was primarily due to the growth of our business) and increased by 230 from December 31, 2022 to December 31, 2023.
See Item 4(B), "Business Overview" under the following captions: "Diversity and Inclusion," "Employee Engagement," "Community Engagement," and "Ethical Labor Practices" for information on our approach to those topics.

E.    Share Ownership

The following table sets forth certain information concerning the direct and beneficial ownership of shares of Celestica at February 20, 2024 by each director, each executive officer (including each NEO), and all directors and executive officers of Celestica as a group as of such date. The address of each shareholder named below is Celestica's principal executive office.

Name of Beneficial Owner(1)(2)	Number of Shares	Percentage of Class	Percentage of Voting Power(3)

Kulvinder (Kelly) Ahuja	0 SVS	—	—
Robert A. Cascella	0 SVS	—	—
Deepak Chopra	0 SVS	—	—
Françoise Colpron	0 SVS	—	—
Jill Kale	0 SVS	—	—
Laurette T. Koellner	0 SVS	—	—
Luis A. Müller	0 SVS	—	—
Michael M. Wilson	14,111 SVS	*	*
Robert A. Mionis	741,417 SVS	*	*
Mandeep Chawla(4)	45,000 SVS	*	*
Todd C. Cooper	308,247 SVS	*	*
Yann Etienvre	0 SVS	*	*
Jason Phillips	68,505 SVS	*	*

All directors and executive officers as a group (13 persons)	1,177,280 SVS	1.0%	1.0%
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
(3)As there are no MVS outstanding, the percentage of SVS owned is equal to the percentage of voting power held.
(4)Includes 14,200 SVS beneficially owned by Mr. Chawla's spouse, and an aggregate of 30,800 SVS held in Canadian retirement and tax-free savings plans for the benefit of Mr. Chawla and/or his children.
MVS and SVS have different voting rights. MVS entitle the holder to 25 votes per share and SVS entitle the holder to one vote per share. However, as of the completion of the August Secondary Offering, there are no MVS outstanding.
At February 20, 2024, one Celestica employee held stock options. The employee was granted 94,518 stock options with an exercise price of $10.58 on November 5, 2021. At February 20, 2024, 70,888 of these stock options remain unexercised and outstanding. These options vest ratably over a four-year period commencing on the first anniversary of the date of grant and expire on November 5, 2031. All stock options were issued under the LTIP. No other stock options issued by the Company to employees are outstanding as of February 20, 2024. See Item 6(B), "Compensation" and note 12(b) to the Consolidated Financial Statements in Item 18 for a discussion of the different types of equity awards, including stock options, RSUs and PSUs, issued and issuable to our employees.
F.     Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation
Not applicable.
Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders
The following table sets forth certain information concerning the direct and beneficial ownership of the shares of Celestica as of February 20, 2024 by each person known to Celestica to own beneficially, directly or indirectly, 5% or more of the SVS. Although MVS and SVS have different voting rights (see Item 6(E) above), as there are no MVS outstanding, the SVS represent 100% of the aggregate voting rights attached to Celestica's shares. See Item 10(B), "Additional Information — Memorandum and Articles of Incorporation" for additional information regarding our share capital.

Name of Beneficial Owner(1)	Number of Shares	Percentage of Class
Conner, Clark & Lunn Investment Management Ltd. (2)	6,135,452 SVS	5.1%
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
(2)Connor, Clark & Lunn Investment Management, Ltd. (Connor) is the beneficial owner of 6,135,452 SVS. The number of shares reported as beneficially owned by Connor in this Major Shareholders Table and the information in this footnote is based on the Schedule 13G filed by Connor with the SEC on February 8, 2024, reporting beneficial ownership as of December 31, 2023. The address of Connor is: 2300-1111 West Georgia Street, Vancouver, BC, V6E 4M3 Canada. Connor was last listed in this Major Shareholders Table based on its beneficial ownership of SVS as of December 31, 2020. As there are no MVS outstanding, the percentage of voting power of the SVS beneficially owned by Connor is now equal to the percentage of SVS beneficially owned by Connor.
The Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal persons(s), severally or jointly.
There are no arrangements known to the Corporation, the operation of which may at a subsequent date result in a change in control of the Corporation.
Holders
As of February 20, 2024, based on information provided to us by our transfer agent, there were 1,738 holders of record of SVS, of which 381 holders, holding approximately 93.6% of the outstanding SVS, were resident in the U.S. and 344 holders, holding approximately 6.3% of the outstanding SVS, were resident in Canada. These numbers are not representative of the number of beneficial holders of our SVS nor are they representative of where such beneficial holders reside, since many of such shares are held of record by brokers or other nominees. The Corporation does not have knowledge of the identities of the beneficial owners of SVS registered through intermediaries. No MVS are outstanding.
B.    Related Party Transactions
On June 8, 2023, Onex completed the June Secondary Offering, and on August 4, 2023, Onex completed the August Secondary Offering. We did not sell any shares in either offering and did not receive any proceeds therefrom. In connection with: (i) the June Secondary Offering, Celestica and Onex entered into an underwriting agreement, dated June 5, 2023, with RBC Capital Markets, LLC, and (ii) the August Secondary Offering, Celestica and Onex entered into an underwriting agreement, dated August 1, 2023 with BofA Securities, Inc. and Merrill Lynch Canada Inc (collectively, the Underwriting Agreements). See Item 5, "Operating and Financial Review and Prospects — MD&A — Recent Developments — Secondary Offerings" for further detail regarding these offerings and the Underwriting Agreements.

Prior to the August Secondary Offering, Onex beneficially owned, controlled, or directed, directly or indirectly, all of our issued and outstanding MVS. Accordingly, Onex had the ability to exercise significant influence over our business and affairs and generally had the power to determine all matters submitted to a vote of our shareholders where the SVS and MVS voted together as a single class. Mr. Gerald Schwartz, the Chairman of the Board of Onex, indirectly owns shares representing the majority of the voting rights of the shares of Onex. However, upon completion of the August Secondary Offering, we have no MVS outstanding and Onex is no longer our controlling shareholder.
The agreement among Onex, Celestica and Computershare Trust Company of Canada (as successor to the Montreal Trust Company of Canada), as trustee for the benefit of the holders of the SVS, terminated as of September 3, 2023. See Item 5, "Operating and Financial Review and Prospects, MD&A — Related Party Transactions" for further detail.
Our Services Agreement with Onex for the services of Mr. Tawfiq Popatia (an officer of Onex) as a director of our Board, terminated automatically as of September 3, 2023. In accordance with the provisions of such agreement, we paid Onex approximately $9.2 million in cash on October 18, 2023 to settle Onex’s outstanding DSUs. Mr. Popatia resigned from our Board on September 3, 2023. See Item 5, Operating and Financial Review and Prospects, MD&A — Related Party Transactions for further detail.
Compensation arrangements with our directors and executive officers are described under Item 6(B), "Directors, Senior Management and Employees — Compensation" above.
Indebtedness of Related Parties
Other than inter-company loans among Celestica and its wholly-owned subsidiaries, no loans were made between Onex, Celestica or its subsidiaries and any related parties (as defined in Form 20-F) from January 1, 2023 through February 20, 2024. As at February 20, 2024, other than with respect to such inter-company loans, no related parties (as defined in Form 20-F) were indebted to Onex, Celestica or its subsidiaries.
C.    Interests of Experts and Counsel
Not applicable.
Item 8.    Financial Information
A.    Consolidated Statements and Other Financial Information
See Item 18, "Financial Statements."
Export Sales
For the year ended December 31, 2023, we had approximately $7.7 billion of export sales (i.e., sales to customers located outside of Canada), constituting approximately 97% of our $8.0 billion in total sales for the year. For further information regarding the allocation of our revenues by geographic region over the last three years, see Item 4, "Information on the Company — Business Overview — Geographies."
Litigation
We are party to litigation from time-to-time. We are not currently (nor have we been) party to any legal or arbitration proceedings (including governmental proceedings pending or known to be contemplated) which may have, or which have had in the recent past, significant effects on Celestica's financial position or profitability. There are no material proceedings in which any of our affiliates, directors, or members of senior management is either a party adverse to us or our subsidiaries or has a material interest adverse to us or our subsidiaries.
Information concerning the status of certain tax matters is disclosed in Item 5, "Operating and Financial Review and Prospects — MD&A — Liquidity and Capital Resources — Litigation and contingencies (including indemnities)," and note 24 to the Consolidated Financial Statements in Item 18.

Dividend Policy
We have not declared or paid any dividends to our shareholders. We intend to retain earnings for general corporate purposes to promote future growth; as such, our Board does not anticipate paying any dividends at this time. Our Board will review this policy from time-to-time, having regard to our financial condition, financing requirements and other relevant factors.
B.    Significant Changes
Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2023.
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
Shareholder Rights and Limitations
The rights and preferences attached to our SVS and MVS, as well as additional information required by this Item 10(B), is included in Exhibit 2.3 attached to this Annual Report, which Exhibit is incorporated herein by reference thereto. However, after completion of the August Secondary Offering, there are no MVS outstanding, such that provisions pertaining to the MVS and the related coattail agreement described in such Exhibit are no longer applicable. Amendments to the Articles to eliminate the MVS as an authorized class of shares and re-designate the SVS as Common Shares will be considered by our shareholders at the 2024 Meeting.

C.    Material Contracts
Information with respect to material contracts, other than contracts entered into in the ordinary course of business, to which Celestica or its subsidiaries is a party, for the two years immediately preceding the publication of this Annual Report, is included in Item 5, Operating and Financial Review and Prospects — MD&A — "Recent Developments" and "Liquidity and Capital Resources," and note 4 to the Consolidated Financial Statements in Item 18. These contracts consist of agreements related to our credit facility, our A/R sales program, and the Underwriting Agreements. Non-ordinary course material contracts to be performed in whole or in part at or after the filing of this Annual Report are included as exhibits to this Annual Report. See Item 19, "Exhibits."
D.    Exchange Controls
Canada has no system of exchange controls. We are not aware of any governmental laws, decrees, regulations or other legislation in Canada that may affect the export or import of capital, including the availability of cash and cash equivalents for use by our affiliated companies, or the remittance of dividends, interest, or other payments to non-resident holders of Celestica's securities, although there may be Canadian and other foreign tax considerations. See Item 10(E) — "Taxation."
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
This summary is based on Celestica's understanding of the current provisions of the Tax Treaty, the Canadian Tax Act and the regulations thereunder, all specific proposals to amend the Canadian Tax Act or the regulations publicly announced by the Minister of Finance (Canada) prior to February 20, 2024, and the current published administrative policies and assessing practices of the Canada Revenue Agency.
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
This discussion is based on current provisions of the Internal Revenue Code, current and proposed Treasury Regulations promulgated thereunder, administrative rulings and pronouncements of the U.S. Internal Revenue Service (IRS), and judicial decisions, all as of February 20, 2024, and all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder based on the U.S. Holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to U.S. Holders who are subject to special treatment, including, without limitation, taxpayers who are broker dealers or insurance companies, taxpayers who have elected mark-to-market accounting, individual retirement and other tax-deferred accounts, tax-exempt organizations, financial institutions or "financial services entities," real estate investment trusts, regulated investment companies, taxpayers subject to special accounting rules under Section 451(b) of the Internal Revenue Code, taxpayers who hold SVS as part of a "straddle," "hedge" or "conversion transaction" with other investments, taxpayers owning directly, indirectly or by attribution at least 10% of the voting power or value of our share capital, and taxpayers whose functional currency (as defined in Section 985 of the Internal Revenue Code) is not the U.S. dollar.
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
Despite the fact that we are engaged in an active business, we are unable to conclude that Celestica was not a PFIC in 2023 or in prior years, though we believe, based on our internally performed analysis, that such status is unlikely. The tests for determining PFIC status include the determination of the value of all assets of the Corporation which is highly subjective. Further, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination as to whether we will be a PFIC in the future. Accordingly, it is possible that Celestica could be a PFIC in 2024 or in a future year. A U.S. Holder who holds SVS during a period in which we are a PFIC will be subject to the PFIC rules, even if we cease to be a PFIC, unless he or she has made a qualified electing fund election. Although we have agreed to supply U.S. Holders with the information needed to report income and gain pursuant to this election in the event that Celestica is classified as a PFIC, if Celestica was determined to be a PFIC with respect to a year in which we had not thought that it would be so treated, the information needed to enable U.S. Holders to make a qualified electing fund election would not have been provided. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or qualified electing fund elections with respect to SVS in the event that Celestica is treated as a PFIC.
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
We also file reports, statements and other information with the Canadian Securities Administrators, or the CSA, and these can be accessed electronically at the CSA's System for Electronic Document Analysis and Retrieval website (www.sedarplus.com).
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
The table below presents the notional amounts (the U.S. dollar equivalent amounts of the foreign currency buy/sell contracts at hedge rates), weighted average exchange rates by expected (contractual) maturity dates, and the fair values of our outstanding foreign currency forward contracts and swaps at December 31, 2023. These notional amounts are used to calculate the contractual payments to be exchanged under the contracts. At December 31, 2023, we had foreign currency contracts and swaps covering various currencies in an aggregate notional amount of $700.4 million (December 31, 2022 — $684.7 million). These contracts had a fair value net unrealized gain of $6.5 million at December 31, 2023 (December 31, 2022 — $5.2 million net unrealized gain), resulting from fluctuations in foreign exchange rates between the contract execution and year-end date.

At December 31, 2023, we had foreign currency forward contracts and swaps to trade U.S. dollars in exchange for the following currencies:

	Expected Maturity Date
	2024	2025	2026 and thereafter	Total	Fair Value Gain (Loss) (in millions)
Currency Forward and Swap Agreements*
(Contract amounts in millions)
Receive C$/Pay U.S.$
Contract amount	$202.1	$—	$—	$202.1	$3.9
Average exchange rate	0.75
Receive Thai Baht/Pay U.S.$
Contract amount	$156.3	—	—	$156.3	$2.9
Average exchange rate	0.03
Receive Malaysian Ringgit/Pay U.S.$
Contract amount	$93.6	—	—	$93.6	$(1.5)
Average exchange rate	0.22
Receive Mexican Peso/Pay U.S.$
Contract amount	$86.9	—	—	$86.9	$1.8
Average exchange rate	0.06
Pay British Pound Sterling/Receive U.S.$
Contract amount	$2.7	—	—	$2.7	$(0.1)
Average exchange rate	1.26
Receive Chinese Renminbi/Pay U.S.$
Contract amount	$30.2	—	—	$30.2	$0.1
Average exchange rate	0.14
Pay Euro/Receive U.S.$
Contract amount	$48.3	—	—	$48.3	$(1.4)
Average exchange rate	1.09
Receive Romanian Leu/Pay U.S.$
Contract amount	$42.2	—	—	$42.2	$0.9
Average exchange rate	0.22
Receive Singapore Dollar/Pay U.S.$
Contract amount	$29.4	—	—	$29.4	$0.3
Average exchange rate	0.75
Pay Japanese Yen/Receive U.S.$
Contract amount	$5.1	—	—	$5.1	$(0.2)
Average exchange rate	0.0069
Pay Korean Won/Receive U.S.$
Contract amount	$3.6	—	—	$3.6	$(0.2)
Average exchange rate	0.0008
Total	$700.4	$—	$—	$700.4	$6.5
* Average exchange rate represents the U.S. dollar equivalent of one unit of the foreign currency, weighted based on the notional amounts of the underlying foreign currency forward and swap contracts outstanding as at December 31, 2023.

Interest Rate Risk
    Borrowings under the Credit Facility bear interest at specified rates, plus specified margins. See note 11 to the Consolidated Financial Statements in Item 18. Our borrowings under this facility at December 31, 2023 totaled $608.9 million, comprised of amounts outstanding under our Term Loans, and other than ordinary course letters of credit, no amounts outstanding under the Revolver. These borrowings expose us to interest rate risk due to the potential variability in market interest rates. Assuming our outstanding aggregate borrowings under the Credit Facility as at December 31, 2023 as described above (December 31, 2022 — aggregate outstanding borrowings of $627.2 million), and without accounting for the interest rate swap agreements described below, a one-percentage point increase in applicable interest rates would increase our interest expense by $6.1 million annually (December 31, 2022 — an increase of $6.3 million annually). Including the impact of interest rate swap agreements outstanding as of December 31, 2023, a one-percentage point increase in relevant interest rates would increase interest expense, based on the outstanding borrowings under the Credit Facility at December 31, 2023, by $2.8 million annually (December 31, 2022 — $3.0 million).
As of December 31, 2023, we are party to: (i) the Initial Swaps; (ii) the First Extended Initial Swaps; (iii) the Incremental Swaps; and (iv) the Additional Incremental Swaps. At December 31, 2023, the interest rate risk related to $278.9 million of borrowings under the Credit Facility was unhedged, consisting of unhedged amounts outstanding under the Term Loans and no amounts outstanding (other than ordinary course letters of credit) under the Revolver (December 31, 2022 — $297.2 million, consisting of unhedged amounts under the Term Loans and no amounts outstanding (other than ordinary course letters of credit) under the Revolver).
See Item 5, "Operating and Financial Review and Prospects — MD&A —Liquidity — Cash requirements — TRS" for a description of our TRS Agreement. Interest payments on our TRS Agreement are based on a variable interest rate and the counterparty's SVS purchase costs. Based on the counterparty's SVS purchase costs at December 31, 2023, a 1% increase in the applicable interest rate would have resulted in an insignificant increase in interest expense in 2023. Also see "Equity Price Risk" below.
Equity Price Risk
See Item 5, "Operating and Financial Review and Prospects — MD&A — Liquidity — Cash requirements — TRS" for a description of our TRS Agreement. If the value of the TRS (as defined in the TRS Agreement) decreases over the agreement's term, we are obligated to pay the counterparty the amount of such decrease upon Settlement. If the price of our SVS decreased by 10% (assuming Settlement on December 31, 2023), we would not have been obligated to pay any amount to the counterparty (assuming Settlement on December 31, 2022 — insignificant payment obligation).
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
Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our risk of counterparty non-performance continues to be relatively low. We are in regular contact with our customers, suppliers and logistics providers, and to date have not experienced significant counterparty credit-related non-performance. However, if a key supplier (or any company within such supplier's supply chain) or customer experiences financial difficulties or fails to comply with their contractual obligations, this could result in a significant financial loss to us. We would also suffer a significant financial loss if an institution from which we purchased foreign exchange contracts or swaps, interest rate swaps or annuities for our pension plans, or the counterparty to our TRS Agreement defaults on their contractual obligations (with respect to pension obligations, we retain ultimate responsibility for the payment of benefits to plan participants unless and until such pension plans are wound-up). With respect to our financial market activities, we have adopted a policy of dealing only with counterparties we deem to be credit-worthy to help mitigate the risk of financial loss from defaults. We monitor the credit risk of the counterparties with whom we conduct business, through a combined process of credit rating reviews and portfolio reviews. We also provide unsecured credit to our customers in the normal course of business. From time to time, we extend the payment terms applicable to certain customers and/or provide longer payment terms when deemed commercially reasonable. Longer payment terms could adversely impact our working capital requirements, and increase our financial exposure and credit risk. We attempt to mitigate customer credit risk by monitoring our customers' financial condition and performing ongoing credit evaluations as appropriate. In certain instances, we obtain letters of credit or other forms of security from our customers. We may also purchase credit insurance from a financial institution to reduce our credit exposure to certain customers. We consider credit risk in determining our allowance for doubtful accounts, and we believe that such allowance, as adjusted from time to time, is adequate. We assess the financial stability and liquidity of our customers to identify customers we believe to be at greatest risk of default. We also monitor, and/or develop plans intended to mitigate any identified exposures. No significant adjustments were made to our allowance for doubtful accounts in the last three years in connection with our ongoing assessments and monitoring activities.
Commodity Price Risk
We are exposed to market risk with respect to commodity price fluctuations for components used in the products we manufacture. These components are impacted by global pricing pressures, general economic conditions, market conditions, geopolitical issues, weather, changes in tariff rates, and other factors which are neither predictable nor within our control. While generally we have been able to offset inflation and other changes in the costs of key operating resources through price increases, productivity improvements, greater economies of scale, supplier negotiations and global sourcing initiatives, there can be no assurance that we will be able to continue to do so in the future. We do not engage in hedging activities for commodity price risk. Competitive conditions may limit our pricing flexibility, and macroeconomic conditions may make additional price increases imprudent. Increases in commodity prices that we cannot recover from our customers would adversely impact our operating results. We are also exposed to fluctuations in transportation costs. We manage transportation costs by optimizing logistics and supply chain planning. We continue to invest in supply chain initiatives to address industry-wide capacity challenges.
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
Item 16. [Reserved]
Item 16A.    Audit Committee Financial Expert
The Board has considered the extensive financial experience of Ms. Koellner, Mr. Chopra, and Dr. Müller, and has determined that each of them is an audit committee financial expert within the meaning of Item 16A(b) of Form 20-F, and each are independent directors, as that term is defined by the applicable Canadian and SEC rules and in the NYSE listing standards.
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
Our auditors are KPMG. KPMG did not provide any financial information systems design or implementation services to us during 2022 or 2023. The Audit Committee has determined that the provision of the non-audit services by KPMG described below did not compromise KPMG's independence.

Audit Fees
KPMG billed $4.94 million in 2023 (2022 — $4.5 million) for audit services. Audit services in 2023 included securities related work in connection with the conversion of MVS into SVS and the Secondary Offerings.
Audit-Related Fees
KPMG billed $0.24 million in audit-related fees in 2023 primarily for pension plan audits, financial statement translation services and certain specified audit procedures (2022 — $0.01 million for financial statement translation services and certain specified audit procedures).
Tax Fees
KPMG billed $0.12 million in 2023 (2022 — $0.1 million) for tax advisory and compliance services.
All Other Fees
KPMG billed $0.03 million in 2023 for procedures in relation to verification of income tax exemption conditions and restructuring advisory work (2022 — $0.2 million, primarily for certain special assurance services required on inventory and financial statement processing services).
Pre-approval Policies and Procedures — Percentage of Services Approved by Audit Committee
All KPMG services and fees are approved by the Audit Committee as follows. The Audit Committee has established an Audit and Non-Audit Services Pre-Approval Policy to pre-approve all permissible audit and non-audit services provided by our independent auditors. On an annual basis, the Audit Committee reviews and provides pre-approval for certain types of services that may be rendered by the independent auditors and a budget for audit services for the applicable fiscal year. Upon pre-approval of the services on the initial list, management may engage the auditor for specific engagements that are within the definition of the pre-approved services. Any significant service engagements above a certain threshold will require separate pre-approval. The policy contains a provision delegating pre-approval authority to the Chair of the Audit Committee in instances when pre-approval is needed prior to a scheduled Audit Committee meeting. The Chair of the Audit Committee is required to report on such pre-approvals at the next scheduled Audit Committee meeting. A final detailed review of all audit and non-audit services and fees is performed by the Audit Committee prior to the issuance of the audit opinion at year-end. No services in 2023 were provided by KPMG for which the foregoing pre-approval procedures were waived pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X. Services representing 72% of Audit-Related Fees and 10% of All Other Fees in 2022 were provided by KPMG for which the foregoing pre-approval procedures were waived pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X.
Percentage of Hours Expended on KPMG's engagement not performed by KPMG's full-time, permanent employees (if greater than 50%):
Not applicable.
Item 16D.    Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total number of SVS purchased (in millions)	(b) Average price paid per SVS	(c) Total number of SVS purchased as part of publicly announced plans or programs (in millions)	(d) Maximum number of SVS that may yet be purchased under the plans or programs (in millions)
January 1 — 31, 2023(1)	0.02	$13.25	0.02	8.5
February 1 — 28, 2023(1)	0.4	$13.76	0.4	8.1
March 1 — 31, 2023(1)(3)	0.4	$12.62	0.4	7.7
April 1 — 30, 2023(1)(3)	0.5	$11.60	0.5	7.2
May 1 — 31, 2023(1)	1.1(2)	$10.99	0.9	6.3
June 1 — 30, 2023(1)	0.2(2)	$13.77	—	6.3
July 1 — 31, 2023(1)	0.4(2)	$16.73	—	6.3
August 1 — 31, 2023(1)	0.6(2)	$21.53	—	6.3
September 1 — 30, 2023(1)	1.0(2)	$23.06	—	6.3
October 1 — 31, 2023(1)	0.4(2)	$24.66	0.1	6.2
November 1 — 30, 2023(1)	0.4(2)	$25.46	0.2	6.0
December 1 — 31, 2023(1)(4)	0.9(2)	$26.92	0.1	11.8
Total	6.3	$18.75	2.6

(1)    On December 8, 2022, the TSX accepted our notice to launch, and we announced, a normal course issuer bid (2022 NCIB). The 2022 NCIB allowed us to repurchase, at our discretion, from December 13, 2022 until the earlier of December 12, 2023 or the completion of purchases thereunder, up to 8,776,134 of our SVS in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. In 2023, we repurchased and canceled a total of 2.6 million SVS under the 2022 NCIB at a weighted average price of $13.83 per share. The 2022 NCIB expired on December 12, 2023.
(2)    From time-to-time, we enter into Automatic Share Purchase Plans (ASPPs) covering a defined period, instructing a broker to purchase in the open market a specified number of shares (subject to specified conditions) to settle vested employee awards under our SBC plans (SBC ASPPs). During 2023, 3.7 million SVS were purchased on our behalf by an independent broker under SBC ASPPs (0.2 million SVS in May 2023, 0.2 million SVS in June 2023, 0.4 million SVS in July 2023, 0.6 million SVS in August 2023, 1.0 million SVS in September 2023, 0.3 million SVS in October 2023, 0.2 million SVS in November 2023 and 0.8 million SVS in December 2023). The maximum number of SVS we were permitted to repurchase for cancellation under the 2022 NCIB was not reduced by the number of SVS we arranged to be purchased by such independent broker.
(3)    From time-to-time, we enter into ASPPs covering a defined period, instructing a broker to purchase in the open market a specified number of shares (subject to specified conditions) for cancellation under our NCIBs (NCIB ASPPs). During March 2023 and April 2023, we purchased 0.4 million and 0.5 million SVS, respectively, under an NCIB ASPP effective during each respective month.
(4)    On December 12, 2023, the TSX accepted our notice to launch, and we announced, a new normal course issuer bid (2023 NCIB). The 2023 NCIB allows us to repurchase, at our discretion, from December 14, 2023 until the earlier of December 13, 2024 or the completion of purchases thereunder, up to 11,763,330 of our SVS in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. The maximum number of SVS we are permitted to repurchase for cancellation under the 2023 NCIB will be reduced by the number of SVS we arrange to be purchased by any non-independent broker in the open market during its term to satisfy delivery obligations under our SBC plans, if any. In December 2023, we did not purchase any SVS under the 2023 NCIB. All December 2023 SVS purchases were under the 2022 NCIB.
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
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
    Not applicable.
Item 16J. Insider Trading Policies

Pursuant to applicable SEC transition rules, the disclosure required by Item 16J is not yet applicable to the Company.

Item 16K. Cybersecurity

Risk Management and Strategy

We prioritize the effective management of cybersecurity risks through a strategy focused on identifying, assessing, and responding to cybersecurity vulnerabilities, threats and incidents. Our primary objectives are to safeguard information assets, prevent their misuse or loss, and minimize business disruptions, through a comprehensive cybersecurity program intended to detect, analyze, contain and address cybersecurity risk exposures, threats and incidents.

Our Board has oversight of our strategic and business risk management, including cybersecurity risk management, with support from our Audit Committee (described under “Governance” below). The Audit Committee is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which we are exposed and to implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents.

We use various processes to inform our assessment, identification and management of risk from cybersecurity threats, including technical security controls, policy enforcement mechanisms, monitoring systems, employee training, contractual arrangements, tools and related services from third-party providers, and management oversight to assess, identify and manage material risks from cybersecurity threats. Key areas of our cybersecurity risk management processes and strategy include the following:

Multidisciplinary Coordination: Our IT Security Team, which includes IT Site Managers, an IT Risk & Compliance Team, a Global Information Security Team and Cybersecurity Incident Managers, has first-line responsibility for our cybersecurity risk management processes, and is responsible for implementing cybersecurity policies, procedures and strategies. This team is led by our Vice President, Security, Infrastructure & Site IT (VP Security), who reports to our Vice President, Head of IT (IT Head), who in turn reports to our Chief Operations Officer (COO). The IT Security Team is subject to oversight from several cross-functional teams, including our Executive Leadership Team, our IT Security Council and our Compliance Council. Our IT Security Council, a global IT security strategy team, meets monthly to discuss IT security roadmaps and strategies, control enhancements, compliance matters and customer requirements. Our Compliance Council includes representatives from, among others, our legal, compliance, ethics, internal audit, operations, security, and supply chain teams to assesses the Company’s risk exposures, mitigation strategies and policies, and meets quarterly to discuss risks, policies and compliance issues, including with respect to cybersecurity.

Internal Audit: Our Internal Audit department performs audits, and our IT Risk and Compliance Team, which reports to the VP Security, monitors certain IT systems controls that are integrated into our larger internal control environment.

Cyber Incident Response Plan: We maintain a cross-functional cyber incident response plan with defined roles, responsibilities and reporting protocols. This plan includes a process for employees to report suspected or confirmed cybersecurity threats or incidents, and is evaluated and tested on a regular basis. Generally, if a suspected or confirmed breach is identified, a Cybersecurity Incident Manager from the Global Information Security Team is assigned to evaluate and escalate the issue as needed to the VP Security. The Company’s response to cybersecurity incidents (which includes prompt steps to protect our systems and information by containing and mitigating the impact of any incident) is managed by the VP Security, in consultation with the IT Head, and when appropriate, with the CFO, COO, CEO and our Chief Legal Officer. These leaders will assess the materiality of a particular incident (alone or in combination with other factors), and determine whether any reporting or notification responsibilities have been triggered. The CEO is responsible for informing our Board and the Audit Committee regarding any significant incidents, and coordinates management’s recommendations concerning materiality.

Continuous Evaluation: We update our information security management system periodically and employ standards and frameworks as we deem necessary to assist us in monitoring compliance with regulatory, industry and evolving data privacy requirements. In addition, we monitor our IT systems and processes on an ongoing basis with the goal of identifying and remediating real and potential threats as they arise. We adjust our systems, procedures and policies regularly as we deem necessary in response to identified threats and risks.

Training: We provide cybersecurity and information security compliance training for our employees at least twice per year, track completion, and require attestations. We conduct monthly mock phishing attacks to all employees, and cater training specifically to our needs, based on industry trends and potential threats. Select members of our IT Security Team participate in security training focusing on emergency preparedness and remediation, including annual “live-fire” training to test our security protocols and response times.

Outside Consultants: Third party experts are engaged to conduct NIST CSF (Cyber Security Framework) Audits to measure the Company’s cybersecurity maturity level, in addition assistance with our cybersecurity risk management and strategy. Other third-party providers provide us with ongoing assistance including threat monitoring, mitigation strategies, and updates on emerging security trends and developments while we have others engaged on retainer to provide targeted assistance forensic expertise as needed. Prior to exchanging any sensitive data or integrating with any key third-party provider, we assess their security fitness through the completion of a security questionnaire and request changes as we deem necessary.

Monitoring of Third Parties: During 2023, we implemented a Third-Party Risk Management Program to perform IT security controls assessments for our third-party suppliers and vendors and measure the IT security rating of Celestica and these entities through an external security rating solution platform. Through this program, our IT Risk and Compliance team assesses, monitors, and mitigates potential cybersecurity risks from our new and existing third-party suppliers and vendors.

Certifications: Certain of our manufacturing sites are certified to ISO27001 (an international standard focused on information security), and we continue to perform assessments of our A&D sites and systems that support A&D data under U.S. National Institute of Standards and Technology (“NIST”) 800-171 Enhanced Cybersecurity Measures for Government Contractors.

While we have invested, and continue to invest, in the protection of our data and IT infrastructure, we regularly face attempts by others to access our information systems in an unauthorized manner, to introduce malicious software to such systems or both, and while we have not been materially impacted by computer viruses, malware, ransomware, hacking incidents, outages, or unauthorized access to data, we have been (and may in the future be) the target of such events. However, as of December 31, 2023, we have not identified any risks from cybersecurity threats (including any previous cybersecurity incidents) that have materially affected the Company, our business strategy, our results of operations or our financial condition. For a discussion of risks from cybersecurity threats that could be reasonably likely to materially affect us, please see Item 3(D), Key Information - Risk Factors - “Our operations and our customer relationships may be adversely and materially affected by disruptions to our information technology (IT) systems, including disruptions from cybersecurity breaches of our IT infrastructure" in this Annual Report.

Governance

As part of its oversight responsibilities, which include the identification of the principal risks of the business and ensuring the implementation of appropriate systems to manage such risks, the Board devotes significant time and attention to information security and risk management, including cybersecurity, data privacy, and regulatory compliance, supported by the Audit Committee.

The Audit Committee is responsible for evaluating Celestica’s major financial risk exposures and the steps management has taken to monitor and control such exposures. The Audit Committee’s Mandate also requires it to discuss guidelines, policies and steps to govern the process by which risk assessment and management is undertaken (including risks related to information security, cybersecurity and data protection) and the establishment and management of appropriate systems to manage such risks. The Audit Committee reviews cybersecurity risks through quarterly reports from management, and monitors the status of existing information security controls and practices to mitigate the potential risk from evolving cybersecurity threats.

In addition, in accordance with its Mandate, the Board receives a quarterly report from management regarding the principal risks inherent in the business of the Corporation, including appropriate crisis preparedness, business continuity, information system controls, cybersecurity and information security, and disaster recovery plans. These reports address a range of topics, including industry trends, benchmark and assessment reports, technology modernization, policies and practices, and specific and ongoing efforts to prevent, detect, and respond to internal and external critical threats.

Management’s role:

Our IT Security Team is composed of several support teams (including our IT Site Managers, our Cybersecurity Incident Managers, our Global Information Security Team, and our IT Risk and Compliance Team) that address and respond to cybersecurity risks and incidents, including risks related to security architecture and engineering, identity and access management and security operations. As noted above, our IT Security Team is led by our VP Security, who has 14 years of experience in leading global security and compliance functions and strategies and holds several certifications including Certified Information Systems Security Professional (CISSP), Information Systems Security Management Professional (ISSMP), Certified Information Systems Auditor (CISA), Certified in Risk and Information Systems Control (CRISC), and Certified Information Security Manager (CISM). Our IT Head has 18 years of experience in leading security, compliance and digital forensics functions. Collectively, the other members of our IT Security Team have decades of relevant education and experience and maintain a wide range of industry certifications. In addition, we invest in regular, ongoing cybersecurity training for our IT Security Team.

Management (including our VP of Internal Audit) reports quarterly to the Audit Committee on information security and data privacy and protection. These presentations address a wide range of topics, including trends in cyber threats and the status of initiatives intended to bolster our security systems and the cyber readiness of our personnel.

Management takes several steps intended to mitigate the impact of cybersecurity and information security risks and incidents, including an annual management risk assessment (including cybersecurity risk), continued enhancement of information security and data loss prevention controls, maintenance of a robust crisis response plan, engaging an external consultant (described above), and ensuring that the Company maintains cybersecurity insurance coverage deemed appropriate. Management oversight procedures include: (i) a methodology to ensure cybersecurity events are promptly escalated and that appropriate internal and external reporting occurs; (ii) a monthly Information Security Governance Council meeting with all site IT managers; and (iii) quarterly meetings between senior executives and our Internal Audit department to discuss the outlook for the following year, focusing on the current risk environment.

Part III.
Item 17.    Financial Statements

Not applicable.
Item 18.    Financial Statements
The following financial statements have been filed as part of this Annual Report:

Item 19.    Exhibits

The following exhibits have been filed as part of this Annual Report:

		Incorporated by Reference				Filed Herewith
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.
1.1	Certificate and Restated Articles of Incorporation effective June 25, 2004	20-F	001-14832	March 23, 2010	1.10
1.2	Amended and Restated Bylaw No. 1	6-K	001-14832	February 28, 2024	99.3
2	Instruments defining rights of holders of equity securities or long-term debt:
2.1	See Certificate and Restated Articles of Incorporation identified above
2.2	Form of Subordinate Voting Share Certificate	F-3ASR	333-221144	October 26, 2017	4.1
2.3	Description of Securities					X
4	Certain Contracts:
4.1	Amended and Restated Celestica Inc. Long-Term Incentive Plan as of January 29, 2014	6-K	001-14832	July 9, 2014	99.1
4.2	Amended and Restated Celestica Inc. Long-Term Incentive Plan as of July 22, 2015	6-K	001-14832	July 29, 2015	99.1
4.3	Amended and Restated Celestica Inc. Long-Term Incentive Plan as of October 19, 2015	20-F	001-14832	March 7, 2016	4.5
4.4	Amended and Restated Celestica Inc. Long-Term Incentive Plan as of October 19, 2016	20-F	001-14832	March 13, 2017	4.7
4.5	Amended and Restated Celestica Share Unit Plan as of January 29, 2014	6-K	001-14832	July 9, 2014	99.2
4.6	Amended and Restated Celestica Share Unit Plan as of July 22, 2015	6-K	001-14832	July 29, 2015	99.2
4.7	Amended and Restated Celestica Share Unit Plan as of October 19, 2015	20-F	001-14832	March 7, 2016	4.8
4.8	Directors' Share Compensation Plan (2008)	SC TO-I	005-55523	October 29, 2012	(d)(3)
4.9	Directors' Share Compensation Plan, amended and restated as of July 25, 2013	20-F	001-14832	March 14, 2014	4.16
4.10	Directors' Share Compensation Plan, amended and restated as of January 1, 2016	20-F	001-14832	March 7, 2016	4.22
4.11	Directors' Share Compensation Plan, amended and restated as of January 1, 2019	20-F	001-14832	March 11, 2019	4.27
4.12	Securities Purchase and Merger Agreement, dated as of October 9, 2018, by and among Impakt Holdings, LLC, Graycliff Private Equity Partners III Parallel (A-1 Blocker) LLC, Graycliff Private Equity Partners III Parallel LP, Celestica (USA) Inc., Iron Man Acquisition Inc., Iron Man Merger Sub, LLC, and Fortis Advisors LLC, in its capacity as Holder Representative†	20-F/A	001-14832	April 25, 2019	4.31

		Incorporated by Reference				Filed Herewith
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.
4.13	First Amendment to the Securities Purchase and Merger Agreement, dated as of November 9, 2018, by and among Graycliff Private Equity Partners III Parallel LP, Iron Man Acquisition Inc., and Impakt Holdings, LLC†	20-F/A	001-14832	April 25, 2019	4.32
4.14	Revolving Trade Receivables Purchase Agreement, dated as of March 6, 2020, among Celestica LLC, Celestica Holdings Pte Ltd., Celestica Hong Kong Ltd., Celestica (Romania) S.R.L., Celestica Japan KK, Celestica Oregon LLC, Celestica Precision Machining Ltd., Celestica Electronics (M.) Sdn. Bhd, and Celestica International LP, as Sellers, Celestica Inc., as Servicer, and Credit Agricole Corporate and Investment Bank, New York Branch and Credit Agricole Corporate and Investment Bank (Canada Branch), as Purchasers	20-F	001-14832	March 16, 2020	4.22
4.15	First Amendment to the Revolving Trade Receivables Purchase Agreement, dated as of February 4, 2022, among Celestica LLC, Celestica Holdings Pte Ltd., Celestica Hong Kong Ltd., Celestica (Romania) S.R.L., Celestica Japan KK, Celestica Oregon LLC, Celestica Electronics (M.) Sdn. Bhd, Celestica Precision Machining Ltd., and Celestica International LP, as Sellers, Celestica Inc., as Servicer, and Credit Agricole Corporate and Investment Bank, New York Branch and Credit Agricole Corporate and Investment Bank (Canada Branch), as Purchasers	20-F	001-14832	March 14, 2022	4.24
4.16	Second Amendment to the Revolving Trade Receivables Purchase Agreement, dated as of September 27, 2022, among Celestica LLC, Celestica Holdings Pte Ltd., Celestica Hong Kong Ltd., Celestica (Romania) S.R.L., Celestica Japan KK, Celestica Oregon LLC, Celestica Electronics (M.) Sdn. Bhd, Celestica Precision Machining Ltd., and Celestica International LP, as Sellers, Celestica Inc., as Servicer, and Credit Agricole Corporate and Investment Bank, New York Branch and Credit Agricole Corporate and Investment Bank (Canada Branch), as Purchasers	20-F	001-14832	March 13, 2023	4.21
4.17	Agreement, dated September 22, 2021, for the Sale and Purchase of the Entire Issued Share Capital of PCI Private Limited, between Pagani Holding III Limited, as Seller, 2863862 Ontario Inc. as Buyer, and Celestica Inc. as Buyer's Guarantor†	20-F	001-14832	March 14, 2022	4.25

		Incorporated by Reference				Filed Herewith
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.
4.18**
Sixth Amendment, dated as of June 14, 2023, to Credit Agreement dated as of June 27, 2018 among Celestica Inc. and the subsidiaries identified therein as Borrowers, Celestica Inc. and the subsidiaries identified therein as Guarantors, Bank of America, N.A., as Administrative Agent, Swing Line Lender and an L/C Issuer, and the other lenders party thereto
X
4.19**
Seventh Amendment, dated as of June 14, 2023, to Credit Agreement dated as of June 27, 2018 among Celestica Inc. and the subsidiaries identified therein as Borrowers, Celestica Inc. and the subsidiaries identified therein as Guarantors, Bank of America, N.A., as Administrative Agent, Swing Line Lender and an L/C Issuer, and the other lenders party thereto
X
4.20	Underwriting Agreement, dated June 5, 2023, among Celestica Inc., Onex Corporation and RBC Capital Markets, LLC	6-K	001-14832	June 7, 2023	1.1
4.21	Underwriting Agreement, dated August 1, 2023, among Celestica Inc., Onex Corporation, BofA Securities, Inc. and Merrill Lynch Canada Inc.	6-K	001-14832	August 3, 2023	1.1
8.1	Subsidiaries of Registrant					X
11.1	Finance Code of Professional Conduct	20-F	001-14832	March 23, 2010	11.1
12.1	Principal Executive Officer Certification pursuant to Rule 13(a)-14(a)					X
12.2	Principal Financial Officer Certification pursuant to Rule 13(a)-14(a)					X
13.1	Certification required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code*					X
15.1	Consent of KPMG LLP, independent registered public accounting firm					X
97.1	Clawback Policy					X
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive data File because its XBRL tags are embedded within the Inline XBRL document					X
101.SCH	Inline XBRL Taxonomy Extension Schema Document					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					X

		Incorporated by Reference				Filed Herewith
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					X
104	Cover Page Interactive Data File - formatted as Inline XBRL and contained in Exhibit 101					X
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

CELESTICA INC.
By:	/s/ Douglas Parker
Douglas Parker
Chief Legal Officer and Corporate Secretary
Date: March 11, 2024

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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 based on the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as of December 31, 2023, the Company’s internal control over financial reporting is effective.
The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by KPMG LLP, Chartered Professional Accountants, the independent registered public accounting firm that audited the consolidated financial statements included in this Annual Report, as stated in their report appearing on page F-2.

March 8, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Celestica Inc.:

Opinion on Internal Control Over Financial Reporting
We have audited Celestica Inc.'s (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated March 8, 2024 expressed an unqualified opinion on those consolidated financial statements.
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

Toronto, Canada March 8, 2024	/s/ KPMG LLP Chartered Professional Accountants, Licensed Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Celestica Inc.:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Celestica Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 8, 2024 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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
Valuation of goodwill for the capital equipment cash generating unit
As discussed in Note 2(j) to the consolidated financial statements, the Company conducts an annual impairment assessment of cash generating units with goodwill. In addition, the Company also reviews the cash generating units for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount of such cash generating units may not be recoverable. As discussed in Note 8 to the consolidated financial statements, as of December 31, 2023, the Company has $321.7 million of goodwill, which includes $131.6 million related to the capital equipment cash generating unit.

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

Toronto, Canada March 8, 2024	/s/ KPMG LLP Chartered Professional Accountants, Licensed Public Accountants
We have served as the Company's auditor since 1997.

CELESTICA INC.
CONSOLIDATED BALANCE SHEETS
(in millions of U.S. dollars)

	Note	December 31 2022	December 31 2023
Assets
Current assets:
Cash and cash equivalents	20	$374.5	$370.4
Accounts receivable	4	1,393.5	1,795.7
Inventories	5 & 26	2,350.3	2,106.1
Income taxes receivable		5.9	11.9
Other current assets	26	202.8	228.5
Total current assets		4,327.0	4,512.6
Property, plant and equipment	6	371.5	472.7
Right-of-use assets	7	138.8	154.0
Goodwill	8	321.8	321.7
Intangible assets	8	346.5	318.3
Deferred income taxes	19	68.9	62.5
Other non-current assets	9	53.5	48.9
Total assets		$5,628.0	$5,890.7
Liabilities and Equity
Current liabilities:
Current portion of borrowings under credit facility & lease obligations	11	$52.2	$51.6
Accounts payable		1,440.8	1,298.2
Accrued and other current liabilities		1,462.2	1,781.3
Income taxes payable	19	82.1	64.8
Current portion of provisions	10	17.9	23.6
Total current liabilities		3,055.2	3,219.5
Long-term portion of borrowings under credit facility & lease obligations	11	733.9	731.2
Pension and non-pension post-employment benefit obligations	18	77.0	88.1
Provisions and other non-current liabilities	10	32.5	41.2
Deferred income taxes	19	51.7	42.2
Total liabilities		3,950.3	4,122.2
Equity:
Capital stock	12	1,714.9	1,672.5
Treasury stock	12	(18.5)	(80.1)
Contributed surplus		1,063.6	1,030.6
Deficit		(1,076.6)	(839.6)
Accumulated other comprehensive loss	13	(5.7)	(14.9)
Total equity		1,677.7	1,768.5
Total liabilities and equity		$5,628.0	$5,890.7

Commitments, contingencies and guarantees (note 24), Subsequent events (note 12 and 20)

Signed on behalf of the Board of Directors
[Signed] Michael M. Wilson, Director	[Signed] Laurette T. Koellner, Director

The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.
CONSOLIDATED STATEMENT OF OPERATIONS
(in millions of U.S. dollars, except per share amounts)

		Year ended December 31
	Note	2021	2022	2023

Revenue		$5,634.7	$7,250.0	$7,961.0
Cost of sales	5 & 14	5,147.7	6,613.7	7,182.5
Gross profit		487.0	636.3	778.5
Selling, general and administrative expenses (SG&A)	14	245.1	279.9	279.6
Research and development		38.4	46.3	60.9
Amortization of intangible assets	8	25.5	40.1	39.6
Other charges, net of recoveries	15	10.3	6.7	15.2
Earnings from operations		167.7	263.3	383.2
Finance costs	16	31.7	59.7	76.6
Earnings before income taxes		136.0	203.6	306.6
Income tax expense (recovery)	19
Current		40.9	88.7	63.9
Deferred		(8.8)	(30.6)	(1.9)
		32.1	58.1	62.0
Net earnings		$103.9	$145.5	$244.6

Basic earnings per share		$0.82	$1.18	$2.04
Diluted earnings per share		$0.82	$1.18	$2.03
Shares used in computing per share amounts (in millions):
Basic	22	126.7	123.5	120.1
Diluted	22	126.7	123.6	120.3

The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions of U.S. dollars)

		Year ended December 31
	Note	2021	2022	2023

Net earnings		$103.9	$145.5	$244.6
Other comprehensive income (loss), net of tax	13
Items that will not be reclassified to net earnings:
Gains (losses) on pension and non-pension post-employment benefit plans	18	9.3	33.5	(7.6)
Items that may be reclassified to net earnings:
Currency translation differences for foreign operations		(7.7)	(6.7)	(3.4)
Changes from currency forward derivative hedges		(13.5)	7.2	(1.8)
Changes from interest rate swap derivative hedges	20	9.6	20.6	(4.0)
Total comprehensive income		$101.6	$200.1	$227.8

The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in millions of U.S. dollars)

	Note	Capital stock	Treasury stock	Contributed surplus	Deficit	AOC loss (a)	Total equity
Balance — December 31, 2020		$1,834.2	$(15.7)	$974.5	$(1,368.8)	$(15.2)	$1,409.0
Capital transactions:	12
Issuance of capital stock		0.3	—	(0.1)	—	—	0.2
Repurchase of capital stock for cancellation (b)		(70.0)	—	41.6	—	—	(28.4)
Purchase of treasury stock for stock-based plans (c)		—	(54.4)	—	—	—	(54.4)
Equity-settled stock-based compensation (SBC)		—	21.2	13.8	—	—	35.0
Total comprehensive income:
Net earnings for 2021		—	—	—	103.9	—	103.9
Losses on pension and non-pension post-employment benefit plans (PEB)	18	—	—	—	9.3	—	9.3
Currency translation differences for foreign operations		—	—	—	—	(7.7)	(7.7)
Changes from currency forward derivative hedges		—	—	—	—	(13.5)	(13.5)
Changes from interest rate swap derivative hedges		—	—	—	—	9.6	9.6
Balance — December 31, 2021		$1,764.5	$(48.9)	$1,029.8	$(1,255.6)	$(26.8)	$1,463.0
Capital transactions:	12
Issuance of capital stock		0.7	—	(0.5)	—	—	0.2
Repurchase of capital stock for cancellation(d)		(50.3)	(1.8)	25.0	—	—	(27.1)
Purchase of treasury stock for stock-based plans(e)		—	(11.1)	—	—	—	(11.1)
Equity-settled SBC		—	43.3	9.3	—	—	52.6
Total comprehensive income:
Net earnings for 2022		—	—	—	145.5	—	145.5
Gains on pension and non-pension PEB	18	—	—	—	33.5	—	33.5
Currency translation differences for foreign operations		—	—	—	—	(6.7)	(6.7)
Changes from currency forward derivative hedges		—	—	—	—	7.2	7.2
Changes from interest rate swap derivative hedges	20	—	—	—	—	20.6	20.6
Balance — December 31, 2022		$1,714.9	$(18.5)	$1,063.6	$(1,076.6)	$(5.7)	$1,677.7
Capital transactions:	12
Issuance of capital stock(f)		0.6	—	(0.3)	—	—	0.3
Repurchase of capital stock for cancellation(g)		(43.0)	1.8	2.9	—	—	(38.3)
Purchase of treasury stock for stock-based plans(h)		—	(89.8)	—	—	—	(89.8)
SBC cash settlement		—	—	(66.7)	—	—	(66.7)
Equity-settled SBC		—	26.4	31.1	—	—	57.5
Total comprehensive income:
Net earnings for 2023		—	—	—	244.6	—	244.6
Gains on pension and non-pension PEB	18	—	—	—	(7.6)	—	(7.6)
Currency translation differences for foreign operations		—	—	—	—	(3.4)	(3.4)
Changes from currency forward derivative hedges		—	—	—	—	(1.8)	(1.8)
Changes from interest rate swap derivative hedges	20	—	—	—	—	(4.0)	(4.0)
Balance — December 31, 2023		$1,672.5	$(80.1)	$1,030.6	$(839.6)	$(14.9)	$1,768.5
(a)AOC loss (Accumulated other comprehensive loss) is net of tax. See note 13.
(b)    Consists of $35.9 paid to repurchase subordinate voting shares (SVS) for cancellation in 2021 and $7.5 accrued as of December 31, 2021 for the estimated contractual maximum quantity of permitted SVS repurchases (Contractual Maximum Quantity) under an automatic share purchase plan (ASPP) executed in December 2021 (2021 NCIB Accrual) for such purpose, offset in part by the reversal of the $15.0 accrued as of December 31, 2020 for the estimated Contractual Maximum Quantity under an ASPP executed in December 2020 for such purpose. See note 12.
(c) Consists of $20.6 paid to repurchase SVS for delivery obligations under our SBC plans in 2021, and $33.8 accrued as of December 31, 2021 for the estimated Contractual Maximum Quantity under an ASPP executed in December 2021 for such purpose (2021 SBC Accrual). See note 12.
(d)    Consists of $34.6 paid to repurchase SVS for cancellation in 2022, offset in part by the reversal of the $7.5 2021 NCIB Accrual. See note 12.
(e)    Consists of $44.9 paid to repurchase SVS for delivery obligations under our SBC plans in 2022, offset in part by the reversal of the $33.8 2021 SBC Accrual. See note 12.
(f)    In 2023, we issued 18.6 million SVS upon conversion of an equivalent number of our multiple voting shares, with nil impact on our aggregate capital stock amount. See note 12.
(g)     Consists of $35.6 paid to repurchase SVS for cancellation in 2023 and $2.7 accrued at December 31, 2023 for the estimated Contractual Maximum Quantity under an ASPP executed in December 2023 for such purpose. See note 12.
(h) Consists of $82.3 paid to repurchase SVS for delivery obligations under our SBC plans in 2023 and $7.5 accrued at December 31, 2023 for the estimated Contractual Maximum Quantity under an ASPP executed in September 2023 for such purpose. See note 12.

The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions of U.S. dollars)

		Year ended December 31
Cash provided by (used in):	Note	2021	2022	2023
Operating activities:
Net earnings		$103.9	$145.5	$244.6
Adjustments to net earnings for items not affecting cash:
Depreciation and amortization		126.3	144.8	160.4
Equity-settled employee SBC	12	33.4	51.0	55.6
Total return swap fair value adjustments		—	—	(45.6)
Other charges	15	2.5	0.9	5.5
Finance costs		31.7	59.7	76.6
Income tax expense		32.1	58.1	62.0
Other		15.2	(8.2)	(8.3)
Changes in non-cash working capital items:
Accounts receivable		(102.4)	(133.3)	(402.2)
Inventories		(521.9)	(717.3)	244.2
Other current assets		(11.5)	(51.6)	8.8
Accounts payable, accrued and other current liabilities and provisions		556.9	813.4	106.5
Non-cash working capital changes		(78.9)	(88.8)	(42.7)
Net income tax paid		(39.4)	(65.1)	(78.4)
Net cash provided by operating activities		226.8	297.9	429.7

Investing activities:
Acquisitions	3	(314.7)	—	—
Purchase of computer software and property, plant and equipment		(52.2)	(109.0)	(125.1)
Proceeds from sale of assets	6	2.6	0.1	2.7
Net cash used in investing activities		(364.3)	(108.9)	(122.4)

Financing activities:
Borrowings under revolving loans	11	220.0	—	—
Repayments under revolving loans	11	(220.0)	—	—
Borrowing under term loans	11	365.0	—	—
Repayments under term loans	11	(175.0)	(33.2)	(18.3)
Lease payments	11	(40.0)	(46.0)	(48.3)
Issuance of capital stock	12	0.2	0.2	0.3
Repurchase of capital stock for cancellation	12	(35.9)	(34.6)	(35.6)
Purchase of treasury stock for stock-based plans	12	(20.6)	(44.9)	(82.3)
Proceeds from partial TRS settlement	20	—	—	5.0
SBC cash settlement	12	—	—	(66.7)
Finance costs paid (a)	16	(26.0)	(50.0)	(65.5)
Net cash provided by (used in) financing activities		67.7	(208.5)	(311.4)

Net decrease in cash and cash equivalents		(69.8)	(19.5)	(4.1)
Cash and cash equivalents, beginning of year		463.8	394.0	374.5
Cash and cash equivalents, end of year		$394.0	$374.5	$370.4
(a) Finance costs paid include debt issuance costs paid of $0.4 in 2023 (2022— $0.8; 2021 — $3.6).
The accompanying notes are an integral part of these consolidated financial statements.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

1.    REPORTING ENTITY:

Celestica Inc. (referred to herein as Celestica, the Company, we, us, or our) is incorporated in Ontario with its corporate headquarters located in Toronto, Ontario, Canada. Our subordinate voting shares (SVS) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE). Our operating and reportable segments consist of our Advanced Technology Solutions (ATS) segment and our Connectivity & Cloud Solutions (CCS) segment. See note 25 for further detail regarding segment information.

2.    BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES:

Statement of compliance:
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements were authorized for issuance by our Board of Directors (Board) on March 8, 2024.
Functional and presentation currency:
The consolidated financial statements are presented in United States (U.S.) dollars, which is also Celestica's functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).
Use of estimates and judgments:
The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets, liabilities, revenue, and expenses, and related disclosures with respect to contingent assets and liabilities. We base our judgments, estimates and assumptions on current facts (including, in recent periods, the prolonged impact of global supply chain constraints), historical experience and various other factors that we believe are reasonable under the circumstances. The economic environment also impacts certain estimates and discount rates necessary to prepare our consolidated financial statements, including significant estimates and discount rates applicable to the determination of the recoverable amounts used in the impairment testing of our non-financial assets. Our assessment of these factors forms the basis for our judgments on the carrying values of our assets and liabilities, and the accrual of our costs and expenses. Actual results could differ materially from our estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may also impact future periods.
Our review of the estimates, judgments and assumptions used in the preparation of our consolidated financial statements included those relating to, among others: our determination of the timing of revenue recognition, the determination of whether indicators of impairment existed for our assets and cash generating units (CGUs*), our measurement of deferred tax assets and liabilities, our estimated inventory write-downs and expected credit losses, customer creditworthiness and the determination of the fair value of assets acquired and liabilities assumed in connection with a business combination. Any revisions to estimates, judgments or assumptions may result in, among other things, write-downs, accelerated depreciation or amortization, or impairments of our assets or CGUs, and/or adjustments to the carrying amount of our accounts receivable (A/R) and/or inventories, or to the valuation of our deferred tax assets, any of which could have a material impact on our financial performance and financial condition.

*CGUs are the smallest identifiable group of assets that cannot be tested individually and generate cash inflows that are largely independent of those of other assets or groups of assets, and can be comprised of a single site, a group of sites, or a line of business.

Key sources of estimation uncertainty and judgment: We have applied significant estimates, judgments and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our determination of the timing of revenue recognition; whether events or changes in circumstances are indicators that an impairment review of our assets or CGUs should be conducted; the measurement of our CGUs' recoverable amounts,

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

which includes estimating future growth, profitability, and discount and terminal growth rates; and the allocation of the purchase price and other valuations related to our business acquisition.

    We describe our use of judgment and estimation uncertainties in greater detail in the accounting policies described under “Material Accounting Policies” below.
Recently issued accounting standards and amendments:

Interest Rate Benchmark Reform (Amendments to IFRS 9 (Financial Instruments), IAS 39 (Financial Instruments: Recognition and Measurement), IFRS 4 (Insurance Contracts), IFRS 7 (Financial Instruments: Disclosures) and IFRS 16 (Leases)):
In August 2020, the IASB issued Interest Rate Benchmark Reform-Phase 2 (Phase 2 IBOR Reform), which amends IFRS 9, IAS 39, IFRS 4, IFRS 7, and IFRS 16. Phase 2 IBOR Reform focuses on the effects on financial statements when a company replaces a previous interest rate benchmark with an alternative benchmark rate as a result of Interbank Offered Rates (IBOR) reform. We adopted Phase 2 IBOR Reform as of January 1, 2021. The adoption of Phase 2 IBOR Reform had no material impact on our consolidated financial statements. Also see note 20.

Making Materiality Judgements (Amendments to IAS 1 and IFRS Practice Statement 2)

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 “Making Materiality Judgements,” which provide guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their “significant” accounting policies with a requirement to disclose their material accounting policies and adding guidance on how entities are to apply the concept of materiality in making decisions about accounting policy disclosures. These amendments are applicable for annual periods beginning on or after January 1, 2023. These amendments, which we adopted as of such date, are reflected in, and had no material impact on our annual consolidated financial statements.

Definition of accounting estimates (Amendments to IAS 8)

In February 2021, the IASB issued Definition of accounting estimates (Amendments to IAS 8) to clarify the distinction between accounting policies and accounting estimates. The amendments are effective for reporting periods beginning on or after January 1, 2023. We adopted this standard as of January 1, 2023. The adoption of this standard had no material impact on our consolidated financial statements.

Deferred tax related to assets and liabilities arising from a single transaction (Amendments to IAS 12 Income Taxes)

In May 2021, the IASB issued Deferred tax related to assets and liabilities arising from a single transaction (Amendments to IAS 12 Income Taxes) to clarify the accounting treatment for deferred taxes on transactions such as leases and decommissioning obligations. The amendments are effective for reporting periods beginning on or after January 1, 2023. We adopted this standard as of January 1, 2023. The adoption of this standard had no material impact on our consolidated financial statements.

IFRS 17 Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts. IFRS 17 replaces IFRS 4 and sets out principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of IFRS 17. This standard is effective for reporting periods beginning on or after January 1, 2023. We adopted this standard as of January 1, 2023. The adoption of this standard had no material impact on our consolidated financial statements.

International Tax Reform — Pillar Two Model Rules (Amendments to IAS 12)

In May 2023, the IASB issued amendments to IAS 12 to give entities temporary mandatory relief from accounting for deferred taxes arising from the Organization for Economic Co-operation and Development’s international tax reform. The amendments became effective upon issuance, except for certain disclosure requirements which are effective for annual reporting periods beginning on or after January 1, 2023. We adopted the required amendments in May 2023, and have applied the mandatory temporary exception to recognizing and disclosing information related to Pillar Two income taxes.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions where we have operations, while legislation in other relevant jurisdictions has yet to be finalized. Based on currently enacted legislation, we anticipate that Pillar Two legislation will impact our reporting periods commencing January 1, 2025, however, enactment of Pillar Two legislation in other relevant jurisdictions may result in applicability for our reporting periods commencing January 1, 2024. We currently estimate that if such legislation becomes applicable for reporting periods commencing January 1, 2024, we would have incremental income taxes of approximately $6 in the first quarter of 2024.

We will continue to monitor the impact of Pillar Two income taxes as the Pillar Two Model Rules become enacted in the jurisdictions where we have operations.

Classification of liabilities as current or non-current (Amendments to IAS 1)

In January 2020, the IASB issued Classification of liabilities as current or non-current (Amendments to IAS 1) to clarify how to classify debt and other liabilities as current or non-current. The amendments are effective for reporting periods beginning on or after January 1, 2024. We adopted this standard as of January 1, 2024. We do not anticipate that the adoption of this standard will have a material impact on our consolidated financial statements.

MATERIAL ACCOUNTING POLICIES:
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

(f)    Inventories:
We procure inventory and manufacture products based on specific customer orders and forecasts, and value our inventory on a first-in, first-out basis at the lower of cost and net realizable value. The cost of our finished goods and work in progress includes direct materials, labor and overhead. We may require valuation adjustments if actual market conditions or demand for our products or services are less favorable than originally projected. The determination of net realizable value involves significant management judgment and estimation. When estimating the net realizable value of our inventory, we consider factors such as shrinkage, the aging of and future demand for the inventory, and contractual arrangements with customers. We attempt to utilize excess inventory in other products we manufacture or return such inventory to the relevant suppliers or customers. We use future sales volume forecasts to estimate excess inventory on-hand. A change to these assumptions may impact our inventory valuation and our gross margins. We adjust previous write-downs in our consolidated statement of operations in the period a change in estimate occurs.
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
(h)    Leases:
We are the lessee of land, buildings, and machinery and equipment. At the inception of a contract, we assess whether an arrangement is, or contains, a lease in accordance with IFRS 16. Where we determine there is a lease under IFRS 16, we recognize a right-of-use (ROU) asset (representing our right to use such leased asset) and a related lease obligation on the applicable lease commencement date. An ROU asset is first measured based on the initial amount of the related lease obligation, subject to certain adjustments, if any, and then subsequently measured at such cost less accumulated depreciation and accumulated impairment losses (see note 2(j)). Depreciation expense on an ROU asset is recorded on a straight-line basis over the lease term in cost of sales or SG&A in our consolidated statement of operations, primarily based on the nature and use of the asset. The lease obligation is initially measured at the present value of the unpaid lease payments on the commencement date, discounted using the interest rate implicit in the lease (if readily determinable) or otherwise on our incremental borrowing rate (taking country-specific risks into consideration) on the lease commencement date. We generally use our incremental borrowing rate as the discount rate. The interest expense on the related lease obligation is recognized as finance costs in our consolidated statement of operations. The lease obligation is remeasured when there are adjustments to future lease payments arising from a change in applicable indices or rates, changes in the estimated amount expected to be payable under a residual value guarantee, or if we change our assessments of whether we will exercise an applicable purchase, extension or termination option. Upon any such remeasurement, a corresponding adjustment is made to the carrying amount of the related ROU asset, or is recorded in our consolidated statement of operations if the carrying amount of such ROU asset has been impaired. We expense the costs of low-value and short-term leases in our consolidated statement of operations on a straight-line basis over the lease term.

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
Restructuring:
We incur restructuring charges relating to workforce reductions, site consolidations, and costs associated with businesses we are downsizing or exiting. Our restructuring charges include employee severance and benefit costs, consultant costs, gains, losses, accelerated depreciation or impairments related to owned sites and equipment we no longer use and which are available for sale, impairment of related intangible assets, and costs or impairments related to leased sites and equipment we no longer use.
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
We may grant stock options to employees under our Long-Term Incentive Plan (LTIP). We may grant RSUs and PSUs to employees under either our LTIP or our Celestica Share Unit Plan (CSUP). Under the CSUP, we may settle vested awards (in our discretion) with SVS purchased in the open market (on a one-for-one basis) or with cash. Under the LTIP, we may (at the time of grant) authorize the grantees to elect to settle vested awards in either cash or SVS issued from treasury (up to a specified limit) or purchased in the open market (in either case on a one-for-one basis). Absent such permitted election for LTIP grants, we intend to settle all employee RSUs and PSUs under the LTIP and CSUP in SVS (net of withholding taxes). As a result, we account for these share unit awards as equity-settled awards.

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
PSUs:
The number of PSUs that will actually vest varies from 0% to 200% of a target amount granted. For PSUs granted in 2021 and 2022, the number of PSUs that vested or will vest are based on the level of achievement of a pre-determined non-market performance measurement in the final year of the three-year performance period, subject to modification by each of a separate pre-determined non-market financial target, and our relative total shareholder return (TSR), a market performance condition, compared to a pre-defined group of companies, over the three-year performance period. Commencing in 2023, the number of PSUs that will vest are based on the level of achievement of a different pre-determined non-market performance measurement, subject to modification by our relative TSR compared to a pre-defined group of companies, in each case over the three-year performance period. The cost we record for PSUs is based on our estimate of the outcome of the applicable performance conditions. The grant date fair value of the non-TSR-based performance measurement and modifier (where applicable) is based on the market value of our SVS at the time of grant and is subject to adjustment in subsequent periods to reflect changes in the estimated level of achievement related to the applicable performance condition. The grant date fair value of the TSR modifier is based on a Monte Carlo simulation model. We recognize compensation expense in our consolidated statement of operations on a straight-line basis over the requisite service period and we reduce this expense for the estimated PSU awards that are not expected to vest because the employment conditions are not expected to be satisfied.

Deferred Share Units (DSUs):
The compensation of our directors is comprised of annual Board and Board Chair retainer fees, annual standing Board committee Chair retainer fees (where applicable), and travel fees (collectively, Annual Fees) payable in quarterly installments in arrears**. Directors must elect to receive 0%, 25% or 50% of their Annual Fees in cash, with the balance in DSUs, until such director satisfies the requirements of the Company's Director Share Ownership Guidelines. Once a director has satisfied such requirements, the director may then elect to receive 0%, 25% or 50% of their Annual Fees in cash, with the balance either in DSUs or in RSUs (if no election is made, 100% of such director's Annual Fees will be paid in DSUs). The number of DSUs or RSUs we grant is determined by dividing the elected percentage of the dollar value of the Annual Fees earned in the quarter by the closing price of our SVS on the NYSE on the last business day of such quarter (in the case of DSUs) or the trading day preceding the date of grant (in the case of RSUs). Each DSU represents the right to receive one SVS or an equivalent value in cash after the individual ceases to serve as a director, and is neither an employee of the Company, nor a director or employee of any corporation that does not deal at arm's length with the Company (Retires). DSUs granted to directors may be settled with SVS purchased in the open market, or with cash (at the discretion of the Company). We intend to settle DSU awards with SVS. RSUs granted to directors vest ratably over a three-year period and are governed by the terms of our LTIP. Each vested RSU entitles the holder thereof to one SVS; however, if permitted by the Company under the terms of the grant, a director may elect to receive a payment of cash in lieu of SVS. Absent such permitted election, we intend to settle these RSU awards with SVS. We account for DSUs and RSUs granted to directors as equity-settled awards. Unvested RSUs vest immediately on the date the director Retires. We expense the cost of director compensation through SG&A in our consolidated statement of operations in the period the services are rendered.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

** Prior to September 3, 2023, we were party to a services agreement (Services Agreement) with Onex Corporation (Onex), our then-controlling shareholder, for the services of Mr. Tawfiq Popatia, an officer of Onex, as a director of Celestica, pursuant to which Onex received compensation for such services. The Services Agreement terminated automatically on September 3, 2023. Mr. Popatia resigned from our Board on September 3, 2023. Onex’s outstanding DSUs were settled in October 2023. See notes 12 and 17.
(m)    Income taxes:
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
(n)    Financial assets and financial liabilities:
We recognize financial assets and financial liabilities initially at fair value and subsequently measure these at either fair value or amortized cost based on their classification as described below. Also see note 2(p), “Impairment of financial assets.”
Fair value through profit or loss (FVTPL):
Financial assets and any financial liabilities that we purchase or incur, respectively, with the intention of generating earnings in the near term, and derivatives other than cash flow hedges, are classified as FVTPL. This category includes short-term investments in money market funds (if applicable) that we group with cash equivalents, and derivative assets and

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

derivative liabilities that do not qualify for hedge accounting. For investments that we classify as FVTPL, we initially recognize such financial assets on our consolidated balance sheet at fair value, and recognize subsequent changes in our consolidated statement of operations (unless they relate to effective hedging relationships for accounting purposes, in which case the subsequent changes are recorded in OCI). See note 2(o). We expense transaction costs related to financial instruments classified as FVTPL as incurred in our consolidated statement of operations. We may, at our discretion, designate financial instruments as FVTPL that are not classified as such. However, we do not currently hold any liabilities designated as FVTPL.

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

(o)    Derivatives and hedge accounting:
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

Forward exchange and swap contracts that are not effective hedges for accounting purposes are marked to market each period, resulting in a gain or loss in our consolidated statement of operations. We measure those derivative contracts at fair value on our consolidated balance sheet. The majority of our derivative assets and liabilities arise from the foreign currency forward and swap contracts and interest rate swaps that we designate as cash flow hedges. In a cash flow hedge, we defer the changes in the fair value of the hedging derivative, to the extent effective, in accumulated OCI until we recognize the hedged item in our consolidated statement of operations. Any cash flow hedge ineffectiveness is recognized in our consolidated statement of operations immediately. For hedging instruments that we discontinue before the end of the original hedge term, we amortize the unrealized hedge gain or loss in accumulated OCI to our consolidated statement of operations over the remaining term of the hedging relationship or when the hedged item is recognized in net income, if this occurs prior to the end of the original term of the hedging relationship. If the hedged item ceases to exist before the end of the original hedge term, we recognize the unrealized hedge gain or loss in accumulated OCI immediately in our consolidated statement of operations. For our current foreign currency forward and swap cash flow hedges, the majority of the underlying expenses we hedge are for inventory, labor and facility costs, which are included in cost of sales in our consolidated statement of operations. For our interest rate swap agreements, the underlying interest expenses that we hedge are included in finance costs in our consolidated statement of operations.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

We entered into a total return swap (TRS) agreement (TRS Agreement) in December 2022 with a third-party bank with respect to an original notional amount of 3.0 million of our SVS (reduced to 2.5 million SVS upon our termination of a portion of the TRS Agreement in September 2023), to manage our cash flow requirements and exposure to fluctuations in the share price of the SVS in connection with the settlement of certain outstanding equity awards under our SBC plans. The counterparty under the TRS Agreement is obligated to make a payment to us upon its termination (in whole or in part) or expiration (Settlement) based on the increase (if any) in the value of the TRS (as defined in the TRS Agreement) over the TRS Agreement’s term, in exchange for periodic payments made by us (TRS Interest) based on the counterparty’s SVS purchase costs and Secured Overnight Financing Rate (SOFR) plus a specified margin. Similarly, if the value of the TRS (as defined in the TRS Agreement) decreases over the term of the TRS Agreement, we are obligated to pay the counterparty the amount of such decrease upon Settlement. The change in value of the TRS is determined by comparing the average amount realized by the counterparty upon the disposition of purchased SVS to the average amount paid for such SVS. The TRS does not qualify for hedge accounting. We measure the TRS Agreement at fair value on our consolidated balance sheet, with fair value adjustments (TRS FVAs), which represent changes in fair value, recognized in our consolidated statement of operations. TRS Interest is included in finance costs in our consolidated statement of operations.

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

(p)    Impairment of financial assets:
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
(q)    Revenue and deferred investment costs:
We derive the majority of our revenue from the sale of electronic products we manufacture and services we provide to customer specifications. We recognize revenue from the sale of products and services rendered when our performance obligations have been satisfied or when the associated control over the products has passed to the customer and no material uncertainties remain as to the collection of our receivables. Where the products are custom-made to meet a customer's specific requirements, and such customer is obligated to compensate us for the work performed to date, we recognize revenue over time as production progresses to completion, or as services are rendered. We generally estimate revenue for our work in progress based on costs incurred to date plus a reasonable profit margin for eligible products for which we do not have alternative uses. For other contracts that do not qualify for revenue recognition over time, we recognize revenue at the point in time where control is passed to the customer, which is generally upon shipment when no further performance obligation remains except for our standard manufacturing or service warranties. We apply significant estimates, judgment and assumptions in interpreting our customer contracts, determining the timing of revenue recognition and measuring work in progress. As our invoices are typically issued at the time of the delivery of final products to the customers, the earlier recognition of revenue on certain custom-made products results in unbilled contract assets which we include in A/R on our consolidated balance sheet.
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
3.    ACQUISITIONS:

In November 2021, we completed the acquisition of 100% of the shares of PCI Private Limited (PCI), a fully integrated design, engineering and manufacturing solutions provider with five manufacturing and design facilities across Asia. The purchase price for PCI was $314.7, net of $11.4 of cash acquired. The purchase price was funded with a combination of cash and borrowings under our credit facility (see note 11). In the first quarter of 2022 (Q1 2022), we finalized the purchase price allocation for the acquisition. In connection therewith, we made the following changes to our preliminary purchase price allocation: increased the carrying value of customer intangible assets by $2.7, increased deferred income taxes liability by $0.5, and decreased goodwill by $2.2. Goodwill from the acquisition arose primarily from specific knowledge and capabilities of the acquired workforce and expected synergies from the combination of our operations. Such goodwill is attributable to our ATS segment and is not tax deductible.

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
We recorded Acquisition Costs of $1.0 (defined in note 15) in 2023, all related to potential acquisitions, and $0.4 in 2022, all related to our PCI acquisition. We recorded Acquisition Costs of $7.3 during 2021, including $4.8 related to our PCI acquisition, offset in part by a $1.2 Acquisition Recovery (defined in note 15), consisting of the release of certain indirect tax liabilities previously recorded in connection with our acquisition of Impakt Holdings, LLC (Impakt) in November 2018. See note 15(d).

4.    ACCOUNTS RECEIVABLE:

A/R sales program and supplier financing programs (SFPs):

We are party to an A/R sales program agreement with a third-party bank to sell up to $450.0 (increased in March 2023 from the prior limit of $405.0) in A/R on an uncommitted, revolving basis, subject to pre-determined limits by customer. This agreement provides for automatic annual one-year extensions. This agreement may be terminated at any time

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

by the bank or by us upon 3 months’ prior notice, or by the bank upon specified defaults. We are required to comply with covenants, including those relating to the fulfillment of payment obligations and restrictions on the sale, assignment or creation of liens, with respect to A/R sold under this agreement. At December 31, 2023 and December 31, 2022, we were in compliance with these covenants. Under our A/R sales program, we continue to collect cash from our customers and remit amounts collected to the bank weekly.

As of December 31, 2023, we participate in three customer SFPs, one with a CCS segment customer and two with ATS segment customers. Pursuant to the SFPs, we sell A/R from the relevant customer to third-party banks on an uncommitted basis. The SFPs have indefinite terms and may be terminated at any time by the customer or by us upon specified prior notice. We utilize the SFPs to substantially offset the effect of extended payment terms required by these customers on our working capital for the period. Under our SFPs, the third-party banks collect the relevant receivables directly from the customers.

At December 31, 2023, we sold nil A/R (December 31, 2022 — $245.6) under our A/R sales program and $18.6 of A/R (December 31, 2022 — $105.6) under our SFPs.

    The A/R sold under each of these programs are de-recognized from our A/R balance, and the proceeds are reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the A/R to the banks. A/R are sold net of discount charges, which are recorded as finance costs in our consolidated statement of operations.
Contract assets:
At December 31, 2023, our A/R balance included $250.8 (December 31, 2022 — $292.9) of contract assets recognized as revenue in accordance with our revenue recognition accounting policy.

5.    INVENTORIES:

Inventories are comprised of the following:

	December 31
	2022	2023
Raw materials	$2,130.6	$1,885.5
Work in progress	84.1	93.6
Finished goods	135.6	127.0
	$2,350.3	$2,106.1

We record inventory provisions, net of valuation recoveries, in cost of sales. Inventory provisions reflect write-downs in the value of our inventory to net realizable value, and valuation recoveries primarily reflect realized gains on the disposition of previously written-down inventory. During 2023, we recorded net inventory write-downs of $57.6 (split approximately evenly between our two segments). During 2022, we recorded net inventory write-downs of $30.5, approximately two-thirds of which related to our ATS segment. During 2021, we recorded net inventory write-downs of $4.9, consisting of $7.2 in inventory write-downs pertaining to our ATS segment, offset in part by $2.3 of valuation recoveries in our CCS segment. The accounting treatment of inventories destroyed in a fire event in June 2022 is described in notes 15 and 26. We regularly review the estimates and assumptions we use to value our inventory through analysis of historical performance, current conditions and future expectations.

    We receive cash deposits from certain of our customers primarily to help mitigate the impact of high inventory levels carried due to the current constrained materials environment, and to reduce risks related to excess and/or obsolete inventory. Such deposits as of December 31, 2023 totaled $904.8 (December 31, 2022 — $825.6), and were recorded in accrued and other current liabilities on our consolidated balance sheet.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

6.    PROPERTY, PLANT AND EQUIPMENT:
    PP&E are comprised of the following:

	2022
	Cost	Accumulated Depreciation and Impairment	Net Book Value
Land	$34.2	$12.0	$22.2
Buildings including improvements	374.6	235.5	139.1
Machinery and equipment	808.2	598.0	210.2
	$1,217.0	$845.5	$371.5

	2023
	Cost	Accumulated Depreciation and Impairment	Net Book Value
Land	$33.7	$12.0	$21.7
Buildings including improvements	402.2	250.8	151.4
Machinery and equipment	939.6	640.0	299.6
	$1,375.5	$902.8	$472.7
The following table details the changes to the net book value of PP&E for the years indicated:

	Land	Buildings including Improvements	Machinery and Equipment	Total
Balance — January 1, 2022	$23.2	$155.5	$160.0	$338.7
Additions	—	16.5	99.7	116.2
Depreciation	—	(22.1)	(47.1)	(69.2)
Accelerated depreciation of assets and other disposals(i)(ii)	—	(10.1)	(2.0)	(12.1)
Foreign exchange and other	(1.0)	(0.7)	(0.4)	(2.1)
Balance — December 31, 2022(iii)	22.2	139.1	210.2	371.5
Additions	—	39.2	151.0	190.2
Depreciation	—	(23.6)	(60.2)	(83.8)
Accelerated depreciation of assets and other disposals (i)	—	(2.8)	(2.5)	(5.3)
Foreign exchange and other	(0.5)	(0.5)	1.1	0.1
Balance — December 31, 2023(iii)	$21.7	$151.4	$299.6	$472.7
(i)    Includes accelerated depreciation of equipment related to disengaged programs in 2022 and 2023 (recorded in each case as restructuring charges), as described in note 15(a).
(ii)    Includes the disposal of a building located in Asia ($8.1, attributable to our CCS segment).
(iii)    Total PP&E amount includes $35.0 of construction in progress at December 31, 2023 (December 31, 2022 — $19.7).

We review the carrying amount of PP&E for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount of such assets (or the related CGU or CGUs) may not be recoverable. If any such indication exists, we test the carrying amount of such assets or CGUs for impairment. We did not identify any triggering event during the course of 2021 through 2023 indicating that the carrying amount of such assets or related CGUs may not be recoverable. However, we recorded non-cash restructuring charges in such years to accelerate depreciation of certain assets related to disengaged programs, in connection with our restructuring activities, as described in footnote (i) above and note 15(a). The accounting treatment of a building and equipment destroyed in a fire event in June 2022 is described in notes 15 and 26.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

7.    RIGHT-OF-USE ASSETS:
    The following table details the changes to the net book value of ROU assets during the periods shown:

	Land	Buildings	Other	Total
Balance — January 1, 2022	$10.7	$101.0	$2.1	$113.8
New leases and lease renewals	—	63.0	0.4	63.4
Depreciation	(0.6)	(34.3)	(0.5)	(35.4)
Accelerated depreciation of assets and lease terminations(i)	—	(0.7)	—	(0.7)
Foreign exchange and other	—	(2.2)	(0.1)	(2.3)
Balance — December 31, 2022	10.1	126.8	1.9	138.8
New leases and lease renewals	0.4	52.9	0.4	53.7
Depreciation	(0.6)	(35.9)	(0.5)	(37.0)
Accelerated depreciation of assets and lease terminations(i)	—	(1.1)	—	(1.1)
Foreign exchange and other	—	(0.4)	—	(0.4)
Balance — December 31, 2023	$9.9	$142.3	$1.8	$154.0
(i)    Represents the accelerated depreciation (in each case as restructuring charges) of certain ROU assets in connection with restructuring actions. See note 15(a).

    We review the carrying amount of ROU assets for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount of such assets (or the related CGU or CGUs) may not be recoverable. If any such indication exists, we test the carrying amount of such assets or CGUs for impairment. We did not identify any triggering event during the course of 2021, 2022 or 2023 indicating that the carrying amount of our ROU assets or related CGUs may not be recoverable. However, we recorded non-cash restructuring charges in 2022 and 2023 to accelerate the depreciation of certain ROU assets related to vacated properties, in connection with our restructuring activities, as described in footnote (i) above and note 15(a).

8.    GOODWILL AND INTANGIBLE ASSETS:

Goodwill and intangible assets are comprised of the following:

	2022
	Cost	Accumulated Amortization and Impairment	Net Book Value
Goodwill	$377.2	$55.4	$321.8

Intellectual property	$111.3	$111.3	$—
Other intangible assets	679.3	342.1	337.2
Computer software assets	300.7	291.4	9.3
	$1,091.3	$744.8	$346.5

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

	2023
	Cost	Accumulated Amortization and Impairment	Net Book Value
Goodwill	$377.1	$55.4	$321.7

Intellectual property	$111.3	$111.3	$—
Other intangible assets	672.3	371.9	300.4
Computer software assets	310.8	292.9	17.9
	$1,094.4	$776.1	$318.3
The following table details the changes to the net book value of goodwill and intangible assets for the years indicated:

	Note	Goodwill	Other Intangible Assets	Computer Software Assets	Total
Balance — January 1, 2022		$324.2	$371.5	$10.5	$706.2
Additions		—	—	1.9	1.9
Adjustment to acquisitions through business combination (i)	3	(2.2)	2.7	—	0.5
Amortization		—	(37.0)	(3.1)	(40.1)
Foreign exchange and other		(0.2)	—	—	(0.2)
Balance — December 31, 2022		321.8	337.2	9.3	668.3
Additions		—	—	11.4	11.4
Amortization		—	(36.8)	(2.8)	(39.6)
Foreign exchange and other		(0.1)	—	—	(0.1)
Balance — December 31, 2023		$321.7	$300.4	$17.9	$640.0
(i)    In Q1 2022, we finalized the PCI purchase price allocation. In connection therewith, we adjusted our preliminary purchase price allocation by, among other things, increasing the carrying value of customer intangible assets by $2.7, and decreasing goodwill by $2.2. See note 3.
We review the carrying amounts of goodwill and intangible assets for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount of such assets (or the related CGU or CGUs) may not be recoverable. If any such indication exists, we test the carrying amount of such assets or CGUs for impairment. No triggering events occurred during 2021, 2022 or 2023. However, see note 15(a) below for a description of the accelerated depreciation of specified equipment, and ROU and other assets during such three-year period in connection with our restructuring activities. In addition to an assessment of triggering events during the year, we conduct an Annual Impairment Assessment of CGUs with goodwill in the fourth quarter of each year. We recorded no impairment charges against goodwill or intangible assets as a result of our 2021, 2022 or 2023 Annual Impairment Assessments.
For our Annual Impairment Assessments, we use cash flow projections based primarily on our plan for the following year, our three-year strategic plan, and other financial projections. Our plans, which are primarily based on financial projections submitted by our subsidiaries along with input from our customer teams, are reviewed by various levels of management as part of our annual planning cycle. Our three-year strategic plan and other financial projections were presented to our Board in July 2023. Our plan for 2024 was approved by management and presented to our Board in December 2023.

    Determining the recoverable amount of a CGU is subjective and requires management to exercise significant judgment in estimating, among other things, future revenue, profitability, and discount and terminal growth rates. The assumptions used in our 2023 Annual Impairment Assessment were determined based on past experiences adjusted for expected changes in future conditions. Where applicable, we also engaged independent brokers to obtain market prices to estimate our real property and other asset values. For our 2023 Annual Impairment Assessment, we used cash flow

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

projections over a 5-year period, and applied a perpetual growth rate of 2% thereafter (consistent with long-term inflation guidance).
    Our goodwill balance at December 31, 2023 was $321.7 (December 31, 2022 — $321.8; December 31, 2021 — $324.2). At December 31, 2023, our Capital Equipment CGU goodwill balance consisted of $112.1 of goodwill attributable to our November 2018 acquisition of Impakt and $19.5 attributable to prior acquisitions; our A&D CGU goodwill balance consisted of goodwill of $3.7 attributable to our November 2016 acquisition of Lorenz, Inc. and Suntek Manufacturing Technologies, SA de CV (Karel Manufacturing), and $62.6 attributable to our April 2018 acquisition of Atrenne Integrated Solutions, Inc. (commencing in 2022, our Atrenne CGU was merged into our A&D CGU); and our PCI CGU goodwill balance consisted of goodwill of $123.8 attributable to our November 2021 acquisition of PCI.
During 2022, we merged our Atrenne CGU into our A&D CGU due to a change in the pattern of cash inflows resulting from the following factors: (i) a reallocation of manufacturing equipment and implementation of program transfers among these businesses to better address customer requirements; (ii) the integration of certain business processes; and (iii) the consolidation of their management reporting structures. Given the common customers and site usage of these businesses, we centralized relevant resource allocation between them into a combined A&D CGU, such that core manufacturing assets are shared to generate revenues on an integrated basis and fulfill orders for common customers. As a result, the individual manufacturing sites no longer generate independent cash inflows.
    We used the following assumptions for purposes of our Annual Impairment Assessments of goodwill for the periods shown:

Assumption	Capital Equipment CGU	A&D CGU(iii)	Atrenne CGU(iii)	PCI CGU
Annual revenue growth rate	2023 — 12% over 5 year period; 2022 — 9% over 5 year period; 2021 — 10% over 5 year period	2023 — 9% over 5 year period; 2022 — 12% over 5 year period; 2021 — 11% over 5 year period	2023 — N/A(iii); 2022 — N/A(iii); 2021 — 19% over 5 year period	2023 — 11% over 5 year period; 2022 — 11% over 5 year period; 2021 — 9% over 5 year period
Average annual CGU margins over the 5-year period	2023 — above total company margin(i); 2022 — above total company margin(i); 2021 — above total company margin(i)	2023 — similar to total company margin(i); 2022 — slightly above total company margin(i); 2021 — slightly above total company margin(i)	2023 — N/A (iii); 2022 — N/A (iii); 2021 — above total company margin(i)	2023 — above total company margin(i); 2022 — above total company margin(i); 2021 — above total company margin(i)
Discount rate (ii)	2023 — 14%; 2022 — 14%; 2021 — 11%	2023 — 12%; 2022 — 12%; 2021 — 11%	2023 — N/A (iii); 2022 — N/A (iii); 2021 — 10%	2023 — 15%; 2022 — 15%; 2021 — 15%
(i) Total company margin is defined as total segment income as a percentage of total revenue. See note 25.
(ii) For 2023, the pre-tax discount rate by CGU is as follows: Capital Equipment CGU 18%; A&D CGU 15%; and PCI CGU 17%.
(iii)    Commencing in 2022, our Atrenne CGU merged into our A&D CGU, and is no longer a separate CGU. As a result, our 2022 and 2023 Annual Impairment Assessments for our A&D CGU include our Atrenne business.

Future growth in revenue and margins for these CGUs is supported by new business awarded recently, customer forecasts, assumptions for additional future program wins based on our current revenue pipeline, margin improvements based on restructuring actions implemented and external industry outlooks. Assumptions for our 2023 Annual Impairment Assessment for: (i) our Capital Equipment CGU include expected stabilization of market demand in the near term with strong business growth over the long term; (ii) our A&D CGU include expected demand increases in line with industry expectations; and (iii) our PCI CGU include expected benefits from our continued execution of various synergistic programs.

    Future events and changing market conditions may impact our assumptions as to prices, costs or other factors that may result in changes to our estimates of future cash flows. Failure to realize the assumed revenues at an appropriate profit margin of a CGU could result in impairment losses in such CGU in future periods.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

9.    OTHER NON-CURRENT ASSETS:

		December 31
	Note	2022	2023
Net pension assets	18	$7.1	$5.3
Land rights		7.3	6.9
Deferred investment costs		1.7	9.3
Deferred financing costs		1.5	1.1
Interest rate swap derivative	20	18.7	11.0
Other		17.2	15.3
		$53.5	$48.9

10.    PROVISIONS:
Our provisions include restructuring, warranty, legal and other provisions (described in note 2(k)). We include details of our restructuring provision in note 15(a). The following chart details the changes in our provisions for the year indicated:

	Restructuring	Warranty	Legal (i)	Other(ii)	Total
Balance — December 31, 2022	$5.8	$31.8	$0.8	$8.6	$47.0
Provisions	9.6	19.6	3.2	1.7	34.1
Reversal of prior year provisions(iii)	—	(4.9)	—	—	(4.9)
Payments/usage	(11.8)	(3.0)	—	(0.3)	(15.1)
Accretion, foreign exchange and other	—	0.1	—	0.2	0.3
Balance — December 31, 2023	$3.6	$43.6	$4.0	$10.2	$61.4
Current	$3.6	$16.0	$4.0	$—	$23.6
Non-current(iv)	—	27.6	—	10.2	37.8
December 31, 2023	$3.6	$43.6	$4.0	$10.2	$61.4
(i)    Legal represents our aggregate provisions recorded for various legal actions based on our estimates of the likely outcomes.
(ii)    Other represents our asset retirement obligations relating to properties that we currently lease.
(iii)    During 2023, we reversed prior year warranty provisions primarily as a result of expired warranties and changes in estimated costs based on historical experience.
(iv)    Non-current balances are included in provisions and other non-current liabilities on our consolidated balance sheet.
    At the end of each reporting period, we evaluate the appropriateness of our provisions, and make adjustments as required to reflect actual experience or changes in our estimates.

11.    CREDIT FACILITIES AND LEASE OBLIGATIONS:

    We are party to a credit agreement (Credit Facility) with Bank of America, N.A., as Administrative Agent, and the other lenders party thereto, which as of a December 2021 amendment thereto, includes a term loan in the original principal amount of $350.0 (Initial Term Loan), a term loan in the original principal amount of $365.0 (Incremental Term Loan), and a $600.0 revolving credit facility (Revolver). Prior to such amendment, the Credit Facility included the Initial Term Loan, a term loan in the original principal amount of $250.0 (Terminated Term Loan), the outstanding borrowings under which were fully repaid in December 2021 with a portion of the proceeds of the Incremental Term Loan, and commitments of $450.0 under the Revolver. The Initial Term Loan and the Incremental Term Loan are collectively referred to as the Term Loans. In June 2023 (effective for all new interest periods for existing borrowings and all new subsequent borrowings), we amended our Credit Facility (June 2023 Amendments) to replace LIBOR with the term Secured Overnight Financing Rate (SOFR) plus 0.1% (Adjusted Term SOFR). The June 2023 Amendments did not have a significant impact on our 2023 annual consolidated financial statements.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

The Initial Term Loan matures in June 2025. The Incremental Term Loan and the Revolver each mature in March 2025, unless either (i) the Initial Term Loan has been prepaid or refinanced or (ii) commitments under the Revolver are available and have been reserved to repay the Initial Term Loan in full, in which case such obligations mature in December 2026.

The Incremental Term Loan requires quarterly principal repayments of $4.5625, and each of the Term Loans requires a lump sum repayment of the remainder outstanding at maturity. The Initial Term Loan required quarterly principal repayments of $0.875, all of which were paid in prior years. We are also required to make annual prepayments of outstanding obligations under the Credit Facility (applied first to the Term Loans, then to the Revolver, in the manner set forth in the Credit Facility) ranging from 0% — 50% (based on a defined leverage ratio) of specified excess cash flow for the prior fiscal year. No prepayments based on excess cash flow were required in 2021, 2022 or 2023, or will be required in 2024. In addition, prepayments of outstanding obligations under the Credit Facility (applied as described above) may also be required in the amount of specified net cash proceeds received above a specified annual threshold (including proceeds from the disposal of certain assets). No Credit Facility prepayments based on net cash proceeds were required in 2021, 2022 or 2023, or will be required in 2024. Any outstanding amounts under the Revolver are due at maturity. Except under specified circumstances, and subject to the payment of breakage costs (if any), we are generally permitted to make voluntary prepayments of outstanding amounts under the Revolver and the Term Loans without any other premium or penalty. Repaid amounts on the Term Loans may not be re-borrowed.
At December 31, 2023, the aggregate remaining mandatory principal repayments under the Credit Facility are as follows (assuming no further mandatory principal repayments are required based on excess cash flow or net cash proceeds):

	Total	2024	2025	2026
Initial Term Loan	$280.4	$—	$280.4	$—
Incremental Term Loan (i)	$328.5	$18.25	$18.25	$292.0
(i) This assumes that the conditions required for a December 2026 maturity date are satisfied. If such conditions are not satisfied, the Incremental Term Loan matures (and all amounts outstanding thereunder are payable) in March 2025.
    The Credit Facility has an accordion feature that allows us to increase the Term Loans and/or commitments under the Revolver by $150.0, plus an unlimited amount to the extent that a specified leverage ratio on a pro forma basis does not exceed specified limits, in each case on an uncommitted basis and subject to the satisfaction of certain terms and conditions. The Revolver also includes a $50.0 sub-limit for swing line loans, providing for short-term borrowings up to a maximum of ten business days, as well as a $150.0 sub-limit for letters of credit (L/Cs), in each case subject to the overall Revolver credit limit. The Revolver permits us and certain designated subsidiaries to borrow funds (subject to specified conditions) for general corporate purposes, including for capital expenditures, certain acquisitions, and working capital needs.
Borrowings under the Revolver bear interest, depending on the currency of the borrowing and our election for such currency, at: (i) LIBOR for interest periods beginning prior to the June 2023 Amendments and Adjusted Term SOFR thereafter, (ii) Base Rate, (iii) Canadian Prime, (iv) an Alternative Currency Daily Rate, or (v) an Alternative Currency Term Rate (each as defined in the Credit Facility) plus a specified margin. The margin for borrowings under the Revolver and the Incremental Term Loan ranges from 1.50% to 2.25% for LIBOR and Adjusted Term SOFR borrowings (as applicable) and Alternative Currency borrowings, and from 0.50% to 1.25% for Base Rate and Canadian Prime borrowings, in each case depending on the rate we select and our consolidated leverage ratio (as defined in the Credit Facility). Commitment fees range from 0.30% to 0.45% depending on our consolidated leverage ratio. At December 31, 2023, the Initial Term Loan bears interest at Adjusted Term SOFR plus 2.125%, and the Incremental Term Loan bears interest at Adjusted Term SOFR plus 1.75%. Prior to the December 2021 amendment of the Credit Facility, the margin for borrowings under the Revolver ranged from 0.75% to 2.5%, commitment fees ranged from 0.35% to 0.50%, in each case depending on the rate we selected and our consolidated leverage ratio, the Initial Term Loan bore interest at LIBOR plus 2.125%, and the Terminated Term Loan bore interest at LIBOR plus 2.5%. We have entered into interest rate swap agreements to hedge against our exposures to the interest rate variability on a portion of our Term Loans. See note 20 for further detail.

    We are required to comply with certain restrictive covenants under the Credit Facility, including those relating to the incurrence of certain indebtedness, the existence of certain liens, the sale of certain assets, specified investments and payments, sale and leaseback transactions, and certain financial covenants relating to a defined interest coverage ratio and

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

leverage ratio that are tested on a quarterly basis. Our Credit Facility also prohibits share repurchases for cancellation if our leverage ratio (as defined in such facility) exceeds a specified amount (Repurchase Restriction). At December 31, 2023 and December 31, 2022, we were in compliance with all restrictive and financial covenants under the Credit Facility, and the Repurchase Restriction was not in effect.

    The obligations under the Credit Facility are guaranteed by us and certain specified subsidiaries. Subject to specified exemptions and limitations, all assets of the guarantors are pledged as security for the obligations under the Credit Facility. The Credit Facility contains customary events of default. If an event of default occurs and is continuing (and is not waived), the Administrative Agent may declare all amounts outstanding under the Credit Facility to be immediately due and payable, and may cancel the lenders’ commitments to make further advances thereunder. In the event of a payment or other specified defaults, outstanding obligations accrue interest at a specified default rate. No such defaults occurred during 2021 to 2023.
In each quarter of 2022 and 2023, we made scheduled principal repayments of $4.5625 under the Incremental Term Loan. In the fourth quarter of 2022, we also made a voluntary prepayment of $15.0 under the Initial Term Loan.
During first quarter of 2021, we repaid an aggregate of $30.0 under the Terminated Term Loan. In October 2021, we borrowed $220.0 under the Revolver to fund a portion of the PCI acquisition price (acquired in November 2021). In December 2021, upon receipt of the net proceeds from the $365.0 Incremental Term Loan, we repaid all remaining amounts outstanding under the Terminated Term Loan ($145.0) and the $220.0 borrowed under the Revolver.

In addition, we made intra-quarter borrowings under the Revolver during most quarters of 2021 to 2023, in each case drawn and repaid during the quarter of the borrowing, with no impact to the amounts outstanding at either the relevant quarter-end or year-end.

Activity under our Credit Facility for the periods indicated is set forth below:

	Revolver (i)	Term loans
Outstanding balances as of December 31, 2020	$—	$470.4
Amount repaid in Q1 2021	—	(30.0)
Amounts borrowed in Q4 2021	220.0	365.0
Amount repaid in Q4 2021	(220.0)	(145.0)
Outstanding balances as of December 31, 2021	$—	$660.4
Amount repaid in Q1 2022	—	(4.5625)
Amount repaid in Q2 2022	—	(4.5625)
Amount repaid in Q3 2022	—	(4.5625)
Amount repaid in Q4 2022	—	(19.5625)
Outstanding balances as of December 31, 2022	$—	$627.2
Amount repaid in Q1 2023	—	(4.5625)
Amount repaid in Q2 2023	—	(4.5625)
Amount repaid in Q3 2023	—	(4.5625)
Amount repaid in Q4 2023	—	(4.5625)
Outstanding balances as of December 31, 2023	$—	$608.9
(i)    In addition to borrowings for the acquisition of PCI, we drew on the Revolver for short term borrowings during most quarters of 2021, 2022 and 2023, and repaid such borrowings in full within the quarter borrowed. Such intra-quarter borrowings and repayments, other than those related to the acquisition of PCI, are offset against each other, and are excluded from this table. Intra-quarter borrowings (and repayments in equivalent amounts) in Q4 2023, Q3 2023, Q2 2023 and Q1 2023 were a cumulative aggregate of $270, $140, $200 and $281, respectively (Q4 2022, Q3 2022, Q2 2022 and Q1 2022 — $300, $359, $348 and $228, respectively; Q4 2021, Q3 2021, Q2 2021 and Q1 2021 — $300, nil, nil and nil, respectively).

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

The following table sets forth, at the dates shown: outstanding borrowings under the Credit Facility, excluding ordinary course L/Cs; notional amounts under our interest rate swap agreements, outstanding lease obligations; and information regarding outstanding L/Cs, surety bonds and overdraft facilities:

	Outstanding borrowings		Notional amounts under interest rate swaps (note 20)
	December 31 2022	December 31 2023	December 31 2022	December 31 2023
Borrowings under the Revolver (i)	$—	$—	$—	$—
Borrowings under the Term Loans (i)
Initial Term Loan	$280.4	$280.4	$100.0	$100.0
Incremental Term Loan	346.8	328.5	230.0	230.0
Total	$627.2	$608.9	$330.0	$330.0

Total borrowings under Credit Facility	$627.2	$608.9
Unamortized debt issuance costs related to Term Loans (i)	(3.5)	(2.6)
Lease obligations (ii)	162.4	176.5
	$786.1	$782.8
Total Credit Facility and lease obligations:
Current portion	$52.2	$51.6
Long-term portion	733.9	731.2
	$786.1	$782.8
L/Cs, surety bonds and overdraft facilities:
Outstanding L/Cs under the Revolver	$18.0	$10.5
Outstanding L/Cs and surety bonds outside the Revolver	23.8	16.5
Total	$41.8	$27.0
Available uncommitted bank overdraft facilities	$198.5	$198.5
Amounts outstanding under available uncommitted bank overdraft facilities	$—	$—
(i)    We incur debt issuance costs upon execution of, subsequent security arrangements under, and amendments to, the Credit Facility. Debt issuance costs incurred in 2023 totaling $0.2 (2022 — $0.3; 2021 — $2.2) in connection with the Revolver were deferred as other assets on our consolidated balance sheets and are amortized on a straight line basis over the term (or remaining term, as applicable) of the Revolver. Debt issuance costs incurred in 2023 totaling $0.2 (2022 — $0.3; 2021 — $1.8) in connection with our Term Loans were deferred as long-term debt on our consolidated balance sheets and are amortized over their respective terms using the effective interest rate method. In December 2021, we accelerated the amortization of $2.6 of unamortized deferred financing costs related to the termination of the Terminated Term Loan, which we recorded in other charges (see note 15).
(ii)     These lease obligations represent the present value of unpaid lease payment obligations recognized as liabilities at December 31, 2022 and December 31, 2023, respectively, which have been discounted using our incremental borrowing rate on the lease commencement dates. In addition to these lease obligations, we have commitments under additional real property leases not recognized as liabilities at December 31, 2023, because such leases had not yet commenced as of such date. A description of these leases and minimum lease payments thereunder are disclosed in note 24. At December 31, 2023, the current portion of our lease obligations was $34.6 (December 31, 2022 — $35.1) and the long-term portion was $141.9 (December 31, 2022 — $127.3).

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

At December 31, 2023, the contractual undiscounted cash flows for lease obligations recognized as of such date were as follows:

Years ending December 31
2024	$43.8
2025	37.5
2026	31.0
2027	21.5
2028	17.1
Thereafter	67.4
$218.3

Other lease-related expenses that were recognized in the consolidated statement of operations are as follows:

Year ended December 31	2021	2022	2023
Interest expense on lease obligations	$6.6	$8.1	$9.6
Variable lease payments not included in the measurement of lease obligations	$0.9	$1.2	$0.7
Expenses relating to short-term leases or low-value leases	$1.5	$1.8	$1.4

See note 16 for a discussion of finance costs.

12.    CAPITAL STOCK:

We are authorized to issue an unlimited number of SVS, which entitle the holder to one vote per share, and an unlimited number of multiple voting shares (MVS), which entitle the holder to 25 votes per share. The SVS and MVS vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors, except as otherwise required by law. The holders of the SVS and MVS are entitled to share ratably, as a single class, in any dividends declared subject to any preferential rights of any outstanding preferred shares in respect of the payment of dividends. Each MVS is convertible at any time at the option of the holder thereof and automatically, under certain circumstances, into one SVS. However, subsequent to the August Secondary Offering (defined below), no MVS are outstanding.
In connection with two underwritten secondary public offerings by Onex, our then-controlling shareholder, completed in June 2023 (June Secondary Offering) and August 2023 (August Secondary Offering, and together with the June Secondary Offering, the Secondary Offerings), we issued an aggregate of approximately 18.6 million SVS, upon conversion of an equivalent number of our MVS. The Secondary Offerings had nil impact on our aggregate capital stock amount.
We are also authorized to issue an unlimited number of preferred shares, issuable in series. No preferred shares have been issued to date.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

(a) Capital transactions:

Number of shares (in millions)	SVS	MVS
Issued and outstanding at December 31, 2020	110.5	18.6
Issued from treasury(i)	0.03	—
Cancelled under normal course issuer bid (NCIB)	(4.4)	—
Issued and outstanding at December 31, 2021	106.1	18.6
Issued from treasury(i)	0.07	—
Cancelled under NCIB	(3.14)	—
Issued and outstanding at December 31, 2022	103.0	18.6
Issued from treasury(i)	0.05	—
Cancelled under NCIB	(2.7)	—
Conversion of MVS into SVS in connection with the Secondary Offerings	18.6	(18.6)
Issued and outstanding at December 31, 2023	119.0	—
(i)     In 2023, 0.03 million SVS (2022 — 0.02 million; 2021 — 0.02 million) were issued from treasury upon the exercise of stock options for aggregate cash proceeds of $0.3 (2022 — $0.2; 2021 — $0.2). In 2023, we issued 0.02 million (2022 — 0.05 million; 2021 — 0.01 million) SVS from treasury with an ascribed value of $0.2 (2022 — $0.4; 2021 — $0.1) upon the vesting of certain RSUs. We settled other RSUs and PSUs with SVS purchased in the open market (described below).

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
On December 2, 2021, the TSX accepted our notice to launch an NCIB (2021 NCIB), which allowed us to repurchase, at our discretion, from December 6, 2021 until the earlier of December 5, 2022 or the completion of purchases thereunder, up to approximately 9.0 million SVS in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. We entered into several NCIB ASPPs and SBC ASPPs (each with independent brokers) during the term of the 2021 NCIB, all of which have expired. At December 31, 2021, we recorded an accrual of $7.5 (2021 NCIB Accrual), representing the estimated contractual maximum number of permitted SVS repurchases (Contractual Maximum Quantity) for cancellation (0.7 million SVS) under an NCIB ASPP entered into in December 2021, which was reversed in 2022. At December 31, 2021, we also recorded an accrual of $33.8 (2021 SBC Accrual), representing the estimated Contractual Maximum Quantity (3.0 million SVS) under an SBC ASPP that we entered into in December 2021, which was reversed in 2022.

    On December 8, 2022, the TSX accepted our notice to launch another NCIB (2022 NCIB), which allowed us to repurchase, at our discretion, from December 13, 2022 until the earlier of December 12, 2023 or the completion of purchases thereunder, up to approximately 8.8 million SVS in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. We entered into several NCIB ASPPs and SBC ASPPs (each with independent brokers) during the term of the 2022 NCIB, all but one of which expired prior to December 31, 2023 (see below for ASPP accruals we recorded at December 31, 2023). There were no accruals at December 31, 2022 in connection with any NCIB ASPP or SBC ASPP.

On December 12, 2023, the TSX accepted our notice to launch a new NCIB (2023 NCIB), which allows us to repurchase, at our discretion, from December 14, 2023 until the earlier of December 13, 2024 or the completion of purchases thereunder, up to approximately 11.8 million of our SVS in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. At December 31, 2023, approximately 11.8 million SVS remained available for repurchase under the 2023 NCIB either for cancellation or SBC delivery purposes. At December 31, 2023, we recorded an

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

accrual of: (i) $2.7, representing the estimated Contractual Maximum Quantity (0.1 million SVS) under an NCIB ASPP we entered into in December 2023 (2023 NCIB Accrual); and (ii) $7.5, representing the estimated Contractual Maximum Quantity (0.3 million SVS) under an SBC ASPP we entered into in September 2023 (2023 SBC Accrual).
Information regarding share repurchase activities, including SVS purchases for cancellation under NCIB ASPPs and for SBC plan delivery obligations under SBC ASPPs, for the years indicated is set forth below:

	Year ended December 31
	2021	2022	2023

Aggregate cost (1) of SVS repurchased for cancellation (2)	$35.9	$34.6	$35.6
Number of SVS repurchased for cancellation (in millions) (3)	4.4	3.4	2.6
Weighted average price per share for repurchases	$8.21	$10.45	$13.83
Aggregate cost (1) of SVS repurchased for delivery under SBC plans(4)	$20.6	$44.9	$82.3
Number of SVS repurchased for delivery under SBC plans (in millions)(5)	1.9	3.9	3.7
(1)         Includes transaction fees.
(2)     For 2021, excludes the $7.5 2021 NCIB Accrual; for 2023, excludes the $2.7 2023 NCIB Accrual.
(3)    Includes 0.9 million, 2.5 million and 2.8 million repurchases of SVS for cancellation under NCIB ASPPs in 2023, 2022 and 2021, respectively.
(4)     For 2021, excludes the $33.8 2021 SBC Accrual; for 2023, excludes the $7.5 2023 SBC Accrual.
(5)     Includes 3.7 million, 3.9 million and 0.7 million repurchases of SVS for SBC delivery obligations under SBC ASPPs in 2023, 2022 and 2021, respectively.

	December 31
	2021	2022	2023
Number of SVS held by trustee for delivery under SBC plans (1)(2) (in millions)	1.4	1.5	3.3
Value of SVS held by trustee for delivery under SBC plans (2)	$15.1	$16.7	$72.6
(1)     For accounting purposes, we classify these shares as treasury stock until they are delivered pursuant to the plans.
(2)     The number and value of SVS held in 2021 and 2023 exclude the 2021 SBC Accrual and the 2023 SBC Accrual, respectively.

(b) Employee SBC:

LTIP:

Under the LTIP, we may grant stock options, stock appreciation rights, RSUs and PSUs (Awards) to eligible employees and consultants. Eligible directors may be granted Awards other than stock options. We may, at the time of grant, authorize the grantees to elect to settle these awards either in cash or in SVS. Absent such permitted election, we intend to settle vested grants under the LTIP in SVS (on a one-for-one basis), either with SVS purchased in the open market or issued from treasury (up to a maximum aggregate of 29.0 million SVS). As of December 31, 2023, 9.9 million SVS remain reserved for issuance from treasury under the LTIP, covering potential issuances of SVS for outstanding awards and for potential future award grants.

Celestica Share Unit Plan (CSUP):
Under the CSUP, we may grant RSUs and PSUs to directors and eligible employees. We have the option to settle vested RSUs and PSUs issued thereunder in SVS (on a one-for-one basis) purchased in the open market, or in cash. We intend to settle vested RSUs and PSUs with SVS.
Employee SBC Expense:
Employee SBC expense may fluctuate from period-to-period to account for, among other things, new grants, forfeitures resulting from employee terminations or resignations, and the recognition of accelerated SBC expense for employees eligible for retirement. The portion of employee SBC expense that relates to performance-based compensation is subject to adjustment in any period to reflect changes in the estimated level of achievement of pre-determined performance

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

goals and financial targets. Based on reviews of the status of the non-market performance vesting condition and modifier, we recorded a $12.3 expense in 2022 and a $14.7 expense in 2023 to reflect changes in the estimated number of PSUs expected to vest at the beginning of February 2023 and February 2024, respectively. No significant adjustments were recorded in 2021 with respect to PSUs expected to vest at the beginning of February 2022.
We entered into the TRS Agreement to manage our cash flow requirements and exposure to fluctuations in the share price of our SVS in connection with the settlement of certain outstanding equity awards under our SBC plans. See notes 2(o) and 20 for further detail.
Information regarding employee SBC expense and TRS FVAs for the years indicated is set forth below:

	Year ended December 31
	2021	2022	2023
Employee SBC expense in cost of sales	$13.0	$20.3	$22.6
Employee SBC expense in SG&A	20.4	30.7	33.0
Total employee SBC expense	$33.4	$51.0	$55.6

TRS FVAs (gains) in cost of sales	$—	$—	$(18.6)
TRS FVAs (gains) in SG&A	—	—	(27.0)
Total TRS FVAs (gains)	$—	$—	$(45.6)

Combined effect of employee SBC expense and TRS FVAs	$33.4	$51.0	$10.0
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
(i) Stock options:
We are permitted to grant stock options under our LTIP. Stock options are granted at prices equal to the closing market price on the day prior to the grant date and are exercisable during a period not to exceed 10 years from the grant date. Stock option grants and exercises were as follows for the years indicated:

	Number of Options	Weighted Average Exercise Price*
	(in millions)
Outstanding at January 1, 2021	0.34	$12.78
Granted	0.09	$10.58
Exercised	(0.02)	$6.54
Outstanding at December 31, 2021	0.41	$12.70
Exercised	(0.02)	$6.36
Outstanding at December 31, 2022	0.39	$12.38
Exercised	(0.02)	$10.58
Outstanding at December 31, 2023	0.37	$12.72
    The following stock options* were outstanding as at December 31, 2023:

Range of Exercise Prices	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Life of Outstanding Options	Exercisable Options	Weighted Average Exercise Price
	(in millions)		(years)	(in millions)
$10.58 to $13.23	0.4	12.72	2.8	0.3	$13.03
*     The exercise prices were determined by converting the grant date fair value into U.S. dollars at the 2023 year-end exchange rate.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

We amortize the estimated grant date fair value of stock options to expense over the vesting period (generally 4 years). The grant date fair value of stock options granted in 2021 was determined using the Black-Scholes option pricing model and the following assumptions: risk-free interest rate (based on U.S. government bond yields) of 1.09%, expected volatility of the market price of our shares (based on historical volatility of our share price) of 43%, and the expected option life of 7 years (based on historical option holder behavior). No stock options were granted in 2022 or 2023.
In February 2024, 0.3 million stock options were exercised.
(ii) RSUs and PSUs:
We grant RSUs and PSUs to employees pursuant to our LTIP and CSUP. Each vested RSU and PSU generally entitles the holder to receive one SVS. See note 2(l). We amortize the grant date fair value of RSUs and PSUs to expense over the vesting period. The grant date fair value of RSUs is based on the market value of our SVS at the time of grant. With respect to PSUs, employees are granted a target number of PSUs (set forth for the years indicated in the table below). The number of PSUs that will actually vest will vary from 0% to 200% of the target amount granted based on the level of achievement of the relevant performance conditions, including: (i) for 2021 and 2022 grants, a pre-determined non-market performance measurement and modifier and a relative TSR modifier; and (ii) commencing in 2023, a different pre-determined non-market performance measurement and a relative TSR modifier (described in note 2(l)). The grant date fair value of the TSR modifier was based on a Monte Carlo simulation model and a premium of 118% for 2023 (2022 — 116%; 2021 — 109%). The grant date fair value of the non-TSR-based performance measurement and modifier (where applicable) was based on the market value of our SVS at the time of grant and is subject to adjustment to reflect changes in the estimated level of achievement related to the applicable performance condition. Vested awards were settled with SVS purchased in the open market by a broker, or issued from treasury.
The assumptions used in the measurement of the grant date fair values of PSUs were as follows:

	Year ended December 31
	2021	2022	2023
Expected volatility	49%	52%	53%
Expected life	3 years	3 years	3 years
Risk-free interest rate (based on 3-year Treasury bonds)	0.2%	1.4%	3.9%
    Information regarding aggregate RSU, PSU and stock option grants to employees, as applicable, for the years indicated is set forth below:

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

	Year ended December 31
	2021	2022	2023
RSUs Granted:
Number of awards (in millions)	3.0	2.0	2.0
Weighted average grant date fair value per unit	$8.36	$12.17	$13.20
PSUs Granted:
Number of awards (in millions, representing 100% of target)	2.9	1.3	1.3
Weighted average grant date fair value per unit	$9.49	$14.27	$15.06
Stock Options Granted:
Number of awards (in millions)	0.1	—	—
Weighted average grant date fair value per option	$4.22	$—	$—
	December 31
	2021	2022	2023
Number of outstanding RSUs (in millions)	4.6	3.8	3.2
Number of outstanding PSUs (in millions, representing 100% of target granted)	6.1	5.1	4.6

In 2023, we settled a portion of RSUs and PSUs that vested during the year with a cash payment of $49.8. In 2023, we also made a cash payment of $7.7 for the withholding taxes in connection with the RSUs and PSUs that vested during the year. See below for our cash settlement of Onex's DSUs in October 2023.

(c) Director SBC:

    We grant DSUs to certain members of our Board (and Onex prior to the termination of the Services Agreement on September 3, 2023) under our DSC Plan. DSUs granted to directors may be settled with SVS (on a one-for-one basis) purchased in the open market, or with cash (at the discretion of the Company). We also grant RSUs (under specified circumstances) to certain directors as compensation under the DSC Plan. RSUs granted to directors vest ratably over a three-year period and are governed by the terms of our LTIP. Each vested RSU generally entitles the holder thereof to one SVS (see note 2(l)). In connection with the retirement of Carol Perry from our Board and the retirement of William A. Etherington from our Board and from the Board of Directors of Onex, the 0.2 million DSUs held by Ms. Perry and the 0.5 million DSUs held by Mr. Etherington were settled with SVS on a one-for-one basis in June 2023. In connection with the termination of the Services Agreement, we paid Onex approximately $9.2 in cash in October 2023 to settle Onex’s then-outstanding DSUs. In connection with the retirement of Eamon Ryan from our Board, 0.03 million RSUs and 0.3 million DSUs held by Mr. Ryan were settled with SVS on a one-for-one basis in April 2022 and July 2022, respectively.

    Information regarding director SBC expense for the years indicated is set forth below:

	Year ended December 31
	2021	2022	2023
Director SBC expense in SG&A (1)	$2.1	$2.2	$2.4
DSUs Granted:
Number of awards (in millions)	0.1	0.1	0.1
Weighted average grant date fair value per unit	$8.98	$10.18	$17.72
RSUs Granted:
Number of awards (in millions)	0.05	0.04	0.02
Weighted average grant date fair value per unit	$8.92	$10.44	$18.15
	December 31
	2021	2022	2023
Number of DSUs outstanding (in millions)	2.2	2.1	1.1
Number of RSUs issued to directors outstanding (in millions)	0.1	0.1	0.1
(1)    Expense consists of director compensation to be settled with SVS, or SVS and cash, as elected by each director.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

13.    ACCUMULATED OTHER COMPREHENSIVE LOSS, NET OF TAX:

		Year ended December 31
	Note	2021	2022	2023
Opening balance of foreign currency translation account		$(10.3)	$(18.0)	$(24.7)
Foreign currency translation adjustments		(7.7)	(6.7)	(3.4)
Closing balance		(18.0)	(24.7)	(28.1)

Opening balance of unrealized net gain (loss) on currency forward cash flow hedges		$11.6	$(1.9)	$5.3
Net gain (loss) on currency forward cash flow hedges(i)		(5.3)	(5.9)	2.6
Reclassification of net loss (gain) on currency forward cash flow hedges to operations(ii)		(8.2)	13.1	(4.4)
Closing balance(iii)		(1.9)	5.3	3.5

Opening balance of unrealized net gain (loss) on interest rate swap cash flow hedges		$(16.5)	$(6.9)	$13.7
Net gain on interest rate swap cash flow hedges(iv)		2.4	18.1	5.0
Reclassification of net loss (gain) on interest rate swap cash flow hedges to operations		7.2	2.5	(9.0)
Closing balance(v)		(6.9)	13.7	9.7

Actuarial gains (losses) on pension and non-pension post-employment benefit plans	18	$9.3	$33.5	$(7.6)
Reclassification of actuarial losses (gains) to deficit		(9.3)	(33.5)	7.6
Closing balance		—	—	—

Accumulated other comprehensive loss		$(26.8)	$(5.7)	$(14.9)
(i)    Net of an income tax expense of nil for 2023 (2022 — net of a $1.6 income tax recovery; 2021 — net of a $0.5 income tax recovery).
(ii)    Including a $1.0 release in income tax recovery for 2023 (2022 — net of release of $2.2 in income tax recovery; 2021 — net of release of $0.6 in income tax expense) associated with the reclassification of net hedge (gain) loss to the consolidated statements of operations.
(iii)    Net of an income tax expense of $1.5 at December 31, 2023 (December 31, 2022 — net of a $0.5 income tax expense; December 31, 2021 — net of $0.1 in income tax recovery).
(iv)    Including an income tax recovery of $1.5 for 2023 (2022 — net of $5.0 in income tax expense; 2021 — net of nil income tax expense).
(v)    Net of an income tax expense of $3.5 at December 31, 2023 (December 31, 2022 — net of $5.0 in income tax expense; and December 31, 2021 — net of nil income tax expense).

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

14.    EXPENSES BY NATURE:
We have presented our consolidated statement of operations by function. Items included in our cost of sales and SG&A for the years indicated are set forth below:

	Year ended December 31
	2021	2022	2023
Employee-related costs	$819.4	$955.8	$1,028.7
SBC expense included in above employee-related costs	33.4	51.0	55.6
Freight and transportation costs	142.5	186.1	144.0
Depreciation expense (i)	100.8	104.6	120.8
Rental expense (i)	2.4	3.0	2.1
(i)    The amortization of ROU assets is included in depreciation expense. See note 7. We expense the costs of low-value and short-term leases in our consolidated statement of operations on a straight-line basis as rental expense. See note 11 for disclosure of these lease expenses.

15.    OTHER CHARGES, NET OF RECOVERIES:

	Year ended December 31
	2021	2022	2023
Restructuring charges, net of recoveries (a)	$10.5	$8.4	$11.2
Transition Costs (Recoveries) (b)	1.2	(2.1)	3.9
Credit Facility-related charges (c)	3.0	—	—
Acquisition Costs, net of recoveries (d)	6.1	0.4	1.0
Other recoveries, net of costs (e)	(10.5)	—	(0.9)
	$10.3	$6.7	$15.2
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

(a)    Restructuring charges, net of recoveries:

    Our restructuring activities in 2023 consisted primarily of actions to adjust our cost base to address reduced levels of demand in certain of our businesses and geographies.

    We recorded net restructuring charges of $11.2 in 2023, consisting of: (i) cash restructuring charges of $9.6, primarily for employee termination costs, and (ii) non-cash restructuring charges of $2.9, consisting primarily of the accelerated depreciation of equipment, building improvements and ROU assets related to disengaging programs and vacated properties, offset in part by non-cash restructuring recoveries of $1.3, representing gains on the sale of surplus equipment and certain sublet recoveries in excess of the carrying value of the related leases. Our restructuring provision at December 31, 2023 was $3.6 (December 31, 2022 — $5.8; December 31, 2021 — $6.1), which we recorded in the current portion of provisions on our consolidated balance sheet. See note 10.

We recorded restructuring charges of $8.4 in 2022, consisting of cash charges of $7.5, primarily for employee termination costs, and non-cash charges of $0.9, consisting of the accelerated depreciation of ROU assets in connection with vacated properties and assets related to disengaging programs.

We recorded restructuring charges of $10.5 in 2021, consisting of cash charges of $9.8, primarily for employee termination costs, and net non-cash charges of $0.7 (consisting of non-cash restructuring charges of $1.5 and non-cash restructuring recoveries of $0.8). The non-cash charges consisted primarily of the accelerated depreciation of equipment

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

related to disengaged programs. The non-cash restructuring recoveries primarily reflect gains on the sale of surplus equipment.
See notes 2(k) and 10 for further details regarding our restructuring provisions.
(b)    Transition Costs (Recoveries):
    Transition Costs consist of costs recorded in connection with: (i) the transfer of manufacturing lines from closed sites to other sites within our global network; (ii) the sale of real properties unrelated to restructuring actions (Property Dispositions); and (iii) in 2023, the Purchaser Lease Charge (defined below). Transition Costs consist of direct relocation and duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition periods, as well as cease-use and other costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations, transfers and dispositions. Transition Recoveries consist of any gains recorded in connection with Property Dispositions.
In connection with our March 2019 Toronto real property sale, we treated associated relocation and duplicate costs as Transition Costs. As part of such sale, we entered into a 10-year lease with the purchaser of such property for our then-anticipated headquarters, to be built by such purchaser on the site of our former location (Purchaser Lease). However, as previously disclosed, we were informed that due to construction issues, the commencement date of the Purchaser Lease would be delayed beyond the prior target of May 2023. As a result, in November 2022, we extended (on a long-term basis) the lease on our current corporate headquarters (related ROU assets and lease liabilities have been recognized in our consolidated financial statements). Subsequently, we were informed that the Purchaser Lease would commence in June 2024. In the third quarter of 2023 (Q3 2023), we executed a sublease for a portion of the space under the Purchaser Lease. Consistent with our prior treatment of duplicate costs incurred as a result of our 2019 Toronto real property sale, we recorded Transition Costs of $3.9 (Purchaser Lease Charge) in 2023, representing the excess of rental expenses under the Purchaser Lease (with respect to the subleased space) over anticipated rental recoveries under the sublease. See note 24 for a description of our lease obligations under the Purchaser Lease. We recorded nil Transition Recoveries in 2023.
In 2022, we recorded $1.5 of Transition Costs, related primarily to the disposal of assets reclassified as held for sale in Q1 2022, and $3.6 of Transition Recoveries, reflecting the gain on the subsequent disposal of such assets held for sale.
In 2021, we recorded Transition Costs of $1.2, pertaining to the transfer of manufacturing lines from closed sites to other sites within our global network, and nil Transition Recoveries.
(c)    Credit Facility-related charges:
    Credit Facility-related charges for 2021 consist primarily of a $2.6 charge to accelerate the amortization of unamortized deferred financing costs upon termination of the Terminated Term Loan in connection with our December 2021 amendment to the Credit Facility (described in note 11).
(d)    Acquisition Costs (Recoveries):
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
We recorded $1.0 of Acquisition Costs in 2023, all related to potential acquisitions, and $0.4 of Acquisition Costs in 2022, all related to our PCI acquisition. We recorded no Acquisition Recoveries in either 2022 or 2023. In 2021, we recorded net Acquisition Costs of $6.1, consisting of $7.3 in costs related to acquisition activities, including $4.8 related to the acquisition of PCI, offset in part by a $1.2 Acquisition Recovery, consisting of a release related to certain indirect tax liabilities previously recorded in connection with our acquisition of Impakt in November 2018.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

(e)    Other recoveries, net of costs
In 2023, net other recoveries of $0.9 consisted of legal recoveries of $2.7 in connection with the settlement of class action lawsuits (for component parts purchased in prior periods) in which we were a plaintiff (Parts Recoveries), offset in part by an aggregate of $1.8 of costs, substantially all of which consisted of fees and expenses of the Secondary Offerings (see note 12). In 2021, we recorded Parts Recoveries of $10.5.
16.    FINANCE COSTS:
Finance costs consist of interest expense and fees related to our Credit Facility (including debt issuance and related amortization costs), our interest rate swap agreements, the TRS Agreement, our A/R sales program and SFPs, and interest expense on our lease obligations, net of interest income earned. See notes 4 and 11. We paid finance costs of $65.5 in 2023 (2022 — $50.0; 2021 — $26.0), including $0.4 in debt issuance costs paid in 2023 (2022 — $0.8; 2021 — $3.6).
17.    RELATED PARTY TRANSACTIONS:
Prior to the completion of the August Secondary Offering, Onex beneficially owned, controlled, or directed, directly or indirectly, all of our issued and outstanding MVS. Accordingly, Onex had the ability to exercise significant influence over our business and affairs and generally had the power to determine all matters submitted to a vote of our shareholders where the SVS and MVS vote together as a single class. Mr. Gerald Schwartz, the Chairman of the Board of Onex, indirectly owns shares representing the majority of the voting rights of the shares of Onex. However, upon completion of the August Secondary Offering, we have no MVS outstanding and Onex is no longer our controlling shareholder.
In connection with the June Secondary Offering and August Secondary Offering, we entered into underwriting agreements with Onex and certain underwriters. We also agreed to indemnify Onex and the underwriters against certain claims, including claims under the U.S. Securities Act and applicable Canadian securities laws, based on the relevant U.S. registration statement and related U.S. and Canadian prospectuses.
    Prior to September 3, 2023, we were a party to the Services Agreement with Onex for the services of Mr. Tawfiq Popatia, an officer of Onex, as a director of Celestica, pursuant to which Onex received an annual fee of $0.235 (payable in DSUs) in equal quarterly installments in arrears, for such services. Mr. Popatia resigned from our Board, and the Services Agreement terminated automatically pursuant to its terms, on September 3, 2023. In accordance with the provisions of the Services Agreement, we paid Onex approximately $9.2 in cash on October 18, 2023 to settle Onex’s outstanding DSUs.
Compensation of key management personnel:
    Our key management team consists of directors and senior executive officers. The aggregate compensation expenses we recognized under IFRS for our directors and senior executive officers for the periods shown were as follows:

	Year ended December 31
	2021	2022	2023
Short-term employee benefits and costs	$7.3	$9.7	$9.6
Post-employment and other long-term benefits	0.6	0.5	0.6
SBC (including DSUs and RSUs to eligible directors)	17.3	25.5	29.2
	$25.2	$35.7	$39.4
18.    PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS:
(a)    Plan summaries:
We provide pension and non-pension post-employment benefit plans for our employees. At December 31, 2023, such plans included our pension plan for employees in the United Kingdom (U.K. pension plan), which generally provides participants with stated benefits on retirement based on their pensionable service, either in annuities and/or lump sum payments. The U.K. pension plan is closed to new members, and at December 31, 2023, none (December 31, 2022 — approximately 1%) of such plan members are active employees of the Company. Defined contribution pension plans are

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

offered to certain employees, mainly in Canada and the U.S. We provide non-pension post-employment benefits (under other benefit plans) to retired and terminated employees in Canada, the U.S., Mexico, Thailand, South Korea, Indonesia and the Philippines. These benefits may include one-time retirement and specified termination benefits, medical, surgical, hospitalization coverage, supplemental health, dental and/or group life insurance.
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
    Our U.K. pension plan requires an actuarial valuation to be completed every three years. The most recent actuarial valuation used a measurement date of April 2022 and was duly completed in 2023.

    We currently fund our non-pension post-employment benefit plans as we incur benefit payment obligations thereunder. Excluding our mandatory plans, the most recent actuarial measurements for our largest non-pension post-employment benefit plans were completed using valuation dates of May 2022 (Canada) and January 2022 (U.S.). The next actuarial measurements for these plans will have valuation dates of May 2025 and January 2024, respectively. We accrue the expected costs of providing non-pension post-employment benefits during the periods in which the employees render service. We used a measurement date of December 31, 2023 for the accounting valuation for pension and non-pension post-employment benefits.
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

    Pension fund assets are invested primarily in fixed income and equity securities. Asset allocation between fixed income and equity securities is adjusted based on the expected life of the plan and the expected retirement dates of the plan participants. Our pension funds do not invest directly in our shares, but may invest indirectly as a result of the inclusion of our shares in certain investment funds. All of our plan assets are measured at their fair value using the fair value hierarchy inputs described in note 20. At December 31, 2023, $30.9 (December 31, 2022 — $32.1) of our plan assets were measured using Level 1 inputs of the fair value hierarchy and $182.6 (December 31, 2022 — $182.0) of our plan assets (comprised of insurance annuities) were measured using Level 3 inputs of the fair value hierarchy. None of our plan assets were measured using Level 2 inputs. Approximately 92% of our plan assets consist of annuities purchased with insurance companies, and assets held with financial institutions with a Standard and Poor’s long-term rating of A or above at December 31, 2023. The annuities purchased for our U.K. Main pension plan are held with financial institutions that are governed by local regulatory bodies. The remaining assets are held with financial institutions where ratings are not available. For these institutions, we monitor counterparty risk based on the diversification of plan assets. These plan assets are maintained in segregated accounts by a custodian that is independent from the fund managers. We believe that the counterparty risk is low.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

Plan assets are measured at their fair values; however, the amounts we are permitted to record for defined benefit plan assets may be restricted under IFRS, as described in note 2(l). Based on a plan-by-plan review of the terms, conditions, and statutory minimum funding requirements of our defined benefit plans, we determined that in 2023 and 2022, the present value of future pension refunds or reductions in future contributions to our pension plans exceeds the total of the fair value of plan assets net of the present value of related obligations for all of our defined benefit plans, except for our defined benefit plan in Japan. As a result of this review, we reduced the recorded amount of our Japan defined benefit plan assets by $2.6 as at December 31, 2023 (December 31, 2022 — $0.9), which was reflected in OCI.
(b) Plan financials:
    The table below presents the fair market value of defined pension and other benefit plan assets:

	Fair Market Value at December 31		Actual Asset Allocation (%) at December 31
	2022	2023	2022	2023
Quoted market prices:
Debt investment funds	$9.0	$8.9	4%	4%
Equity investment funds	6.4	5.9	3%	3%
Non-quoted market prices:
Insurance annuities	182.0	182.6	85%	85%
Other	16.7	16.1	8%	8%
Total	$214.1	$213.5	100%	100%
    The following tables provide a summary of the financial position of our defined pension and other benefit plans:

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31
	2022	2023	2022	2023
Plan assets, beginning of year	$359.9	$211.8	$2.0	$2.3
Interest income	5.8	10.1	—	0.1
Actuarial losses in other comprehensive income (i)	(112.0)	(10.0)	—	—
Administrative expenses paid from plan assets	(0.6)	(0.4)	—	—
Employer contributions	4.0	1.3	0.8	0.6
Employer direct benefit payments	0.1	0.3	2.4	3.7
Employer direct settlement payments	—	—	—	1.1
Settlement payments from employer	—	—	—	(1.1)
Settlement payments from plan	—	—	—	(0.1)
Benefit payments from plan	(10.4)	(10.8)	(0.4)	(0.4)
Benefit payments from employer	(0.1)	(0.3)	(2.4)	(3.7)
Foreign currency exchange rate changes and other	(34.9)	9.2	(0.1)	(0.2)
Plan assets, end of year	$211.8	$211.2	$2.3	$2.3

(i)    Actuarial gains or losses are determined based on actual return on plan assets less interest income as set forth in the table above.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31
	2022	2023	2022	2023
Accrued benefit obligations, beginning of year	$373.9	$216.9	$89.1	$66.3
Current service cost	0.3	2.2	3.1	3.1
Past service cost and settlement/curtailment losses (ii)	—	—	—	0.9
Interest cost	6.2	10.2	2.7	3.2
Actuarial losses (gains) in other comprehensive income from:
— Changes in demographic assumptions	(0.5)	(6.5)	(4.6)	—
— Changes in financial assumptions	(124.7)	5.8	(15.7)	3.3
— Experience adjustments	7.5	(8.0)	(1.8)	1.3
Settlement payments from employer	—	—	—	(1.1)
Settlement payments from plan	—	—	—	(0.1)
Benefit payments from plan	(10.4)	(10.8)	(0.4)	(0.4)
Benefit payments from employer	(0.1)	(0.3)	(2.4)	(3.7)
Foreign currency exchange rate changes and other	(35.3)	9.8	(3.7)	1.6
Accrued benefit obligations, end of year	$216.9	$219.3	$66.3	$74.4

Weighted average duration of benefit obligations (in years)	13	13	10	10
(ii) The settlement losses relate to employee terminations in connection with 2023 restructuring actions.
The present value of the defined benefit obligations, the fair value of plan assets and the surplus or deficit in our defined benefit pension and other benefit plans are summarized as follows:

	Pension Plans December 31		Other Benefit Plans December 31
	2022	2023	2022	2023
Accrued benefit obligations, end of year	$(216.9)	$(219.3)	$(66.3)	$(74.4)
Plan assets, end of year	211.8	211.2	2.3	2.3
Reduction of plan assets due to IFRS restrictions described in note 2(l)	(0.9)	(2.6)	—	—
Deficiency of plan assets over accrued benefit obligations	$(6.0)	$(10.7)	$(64.0)	$(72.1)
    The following table outlines the plan balances as reported on our consolidated balance sheets:

	December 31, 2022			December 31, 2023
	Pension Plans	Other Benefit Plans	Total	Pension Plans	Other Benefit Plans	Total
Pension and non-pension post-employment benefit obligations	$(13.1)	$(63.9)	$(77.0)	$(16.0)	$(72.1)	$(88.1)
Current other post-employment benefit obligations	—	(0.1)	(0.1)	—	—	—
Non-current net pension assets (note 9)	7.1	—	7.1	5.3	—	5.3
	$(6.0)	$(64.0)	$(70.0)	$(10.7)	$(72.1)	$(82.8)

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

    The following table outlines the net expense recognized in our consolidated statement of operations for pension and non-pension post-employment benefit plans:

	Pension Plans Year ended December 31			Other Benefit Plans Year ended December 31
	2021	2022	2023	2021	2022	2023
Current service cost	$2.5	$0.3	$2.2	$3.4	$3.1	$3.1
Net interest cost	0.4	0.4	0.1	2.4	2.7	3.1
Past service cost and settlement/curtailment losses	—	—	—	0.3	—	0.9
Plan administrative expenses and other	1.3	0.6	0.5	—	—	—
	4.2	1.3	2.8	6.1	5.8	7.1
Defined contribution pension plan expense (note 18(c))	11.6	12.3	12.7	—	—	—
Total expense for the year	$15.8	$13.6	$15.5	$6.1	$5.8	$7.1
We generally record the expenses for pension plans and non-pension post-employment benefits in cost of sales, SG&A expenses, or other charges, depending on the nature of the expenses.
The following table outlines the gains and losses, net of tax, recognized in OCI and reclassified directly to deficit for the years shown:

	Year ended December 31
	2021	2022	2023
Cumulative losses, beginning of year	$87.0	$77.7	$44.2
Actuarial losses (gains) recognized during the year (i)	(9.3)	(33.5)	7.6
Cumulative losses, end of year (ii)	$77.7	$44.2	$51.8

(i)    Including a $0.1 income tax recovery for 2023 (2022 — $5.0; 2021 — nil).
(ii)    Net of an income tax recovery of $6.6 as at December 31, 2023 (December 31, 2022 — $6.5; December 31, 2021 — $1.5).
    The following percentages and assumptions were used in measuring the plans for the years indicated:

	Pension Plans			Other Benefit Plans
	2021	2022	2023	2021	2022	2023
Weighted average discount rate at December 31 (i) for:
Benefit obligations	1.8	4.9	4.6	3.2	4.9	4.5
Net pension cost	1.4	1.8	4.8	2.5	3.2	4.9
Weighted average rate of compensation increase for:
Benefit obligations	1.1	1.1	2.9	4.6	4.6	4.6
Net pension cost	1.1	1.1	1.1	4.6	4.6	4.6
Healthcare cost trend rates:
Immediate trend	—	—	—	5.2	5.1	6.5
Ultimate trend	—	—	—	4.0	4.0	4.0
Year the ultimate trend rate is expected to be achieved	—	—	—	2040	2040	2040
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

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

    A one percentage-point increase or decrease in one of the following actuarial assumptions, holding other assumptions constant in each case, would increase (decrease) our benefit obligations as follows:

	Pension Plans		Other Benefit Plans
	Year ended December 31, 2023		Year ended December 31, 2023
	1% Increase	1% Decrease	1% Increase	1% Decrease
Discount rate	$(24.7)	$30.5	$(6.8)	$7.5
Healthcare cost trend rate	$—	$—	$3.4	$(2.9)
    The sensitivity figures shown above were calculated by determining the change in our benefit obligations as at December 31, 2023 due to a 100 basis point increase or decrease to each of our significant actuarial assumptions used, specifically the discount rate and healthcare cost trend rate, in isolation, leaving all other assumptions unchanged from the original calculation.
(c) Plan contributions:
    We made the following plan contributions for the years indicated below and estimate our contribution for 2024 to be as follows:

	Year ended December 31			Estimated Contribution*
	2021	2022	2023	2024
Defined contribution plan	$11.6	$12.3	$12.7	$12.7
Defined benefit plan	6.1	4.1	1.6	1.3
Total	$17.7	$16.4	$14.3	$14.0

Non-pension post-employment benefit plans	$3.6	$3.2	$5.4	$4.6
*    Our actual contributions could differ materially from these estimates.

19.    INCOME TAXES

	Year ended December 31
	2021	2022	2023
Current income tax expense:
Current year (i)	$44.3	$99.1	$66.4
Adjustments for prior years, including changes to net provisions related to tax uncertainties (ii)	(3.4)	(10.4)	(2.5)
	40.9	88.7	63.9
Deferred income tax expense (recovery):
Origination and reversal of temporary differences (i) (iii)	1.3	(22.3)	(1.3)
Changes in previously unrecognized tax losses and deductible temporary differences, including adjustments for prior years	(10.1)	(8.3)	(0.6)
	(8.8)	(30.6)	(1.9)
Income tax expense	$32.1	$58.1	$62.0

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

A reconciliation of income taxes calculated at the statutory income tax rate to the income tax expense at the effective tax rate is as follows:

	Year ended December 31
	2021	2022	2023

Earnings before income taxes	$136.0	$203.6	$306.6
Income tax expense at Celestica’s statutory income tax rate of 26.5% (2021 to 2023)	$36.1	$54.0	$81.3
Impact on income taxes from:
Foreign income taxed at different rates	(16.9)	(34.1)	(51.4)
Foreign exchange	1.2	5.7	4.0
Other, including non-taxable/non-deductible items and changes to net provisions related to tax uncertainties (i) (ii)	8.2	2.9	19.1
Change in tax rates (iii)	(7.6)	0.1	—
Change in unrecognized tax losses and deductible temporary differences	11.1	29.5	9.0
Income tax expense	$32.1	$58.1	$62.0

(i)    These line items in the two tables above include: (i) for 2023, a $11.3 tax expense arising from both the repatriation of undistributed earnings and taxable temporary differences associated with the anticipated repatriation of undistributed earnings from certain of our Asian subsidiaries; (ii) for 2022, a $3.3 tax expense related to taxable temporary differences associated with the then-anticipated repatriation of undistributed earnings (Repatriation Expense) from certain of our Chinese subsidiaries ($3.3 of which was paid in 2023 and realized as a current tax expense in 2023); and (iii) for 2021, a $6.0 Repatriation Expense related to certain of our Chinese subsidiaries ($2.5 of which was paid in 2023 and realized as a current tax expense in 2023 and $2.5 of which was paid in 2022 and realized as current tax expense in 2022).
(ii)    These line items for 2021, 2022 and 2023 in the two tables above include tax benefits related to return-to-provision adjustments for changes in estimates related to prior years based on changes in facts or circumstances (RTP Adjustments), and net adjustments for tax liabilities and uncertainties (discussed below).
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
During 2023, we recorded net income tax expense of $62.0, which included a $11.3 tax expense arising from both the repatriation of undistributed earnings and taxable temporary differences associated with the anticipated repatriation of undistributed earnings from certain of our Asian subsidiaries, and a $4.8 tax expense for tax uncertainties relating to one of our Asian subsidiaries, partially offset by the favorable impact of $5.5 in reversals of previously-recorded tax uncertainties in another of our Asian subsidiaries. Taxable foreign exchange impacts were not significant in 2023. Withholding tax of $5.8 associated with the repatriation of undistributed earnings from certain of our Asian subsidiaries in 2023 (realized as current tax) was fully offset by the reversal of previously accrued deferred taxes from the then-anticipated repatriation of such undistributed earnings.

During 2022, we recorded net income tax expense of $58.1, which was favorably impacted by $4.9 in reversals of tax uncertainties in one of our Asian subsidiaries, which was more than offset by an adverse $3.5 taxable foreign exchange impact arising primarily from the weakening of the Chinese renminbi relative to the U.S. dollar, our functional currency, and a $3.3 Repatriation Expense related to certain of our Chinese subsidiaries. Withholding tax of $10.3 associated with the repatriation of undistributed earnings from certain of our Chinese subsidiaries in 2022 (realized as current tax) was fully

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

offset by the reversal of previously accrued deferred taxes from the then-anticipated repatriation of such undistributed earnings.

During 2021, we recorded net income tax expense of $32.1, which included a $7.6 Revaluation Impact (defined in footnote (iii) above), largely offset by a $6.0 Repatriation Expense related to certain of our Chinese subsidiaries. Taxable foreign exchange impacts were not significant in 2021.

    Changes in deferred tax assets and liabilities for the periods indicated are as follows:

	Unrealized foreign exchange gains	Accounting provisions not currently deductible	Pensions and non-pension post-retirement benefits	Tax losses carried forward	Property, plant and equipment and intangibles	Other	Reclassification between deferred tax assets and deferred tax liabilities(i)	Total
Deferred tax assets:
Balance — January 1, 2022	$—	$17.7	$2.8	$69.2	$—	$1.2	$(43.2)	$47.7
Credited (charged) to net earnings	—	13.7	2.8	(10.7)	—	17.4	—	23.2
Credited directly to equity	—	—	4.4	0.4	—	(5.1)	—	(0.3)
Effects of foreign exchange	—	(0.5)	—	(1.9)	—	(0.2)	—	(2.6)
Other	—	—	—	—	—	—	0.9	0.9
Balance — December 31, 2022	—	30.9	10.0	57.0	—	13.3	(42.3)	68.9
Credited (charged) to net earnings	—	(1.4)	(2.4)	(8.3)	—	8.1	—	(4.0)
Credited (charged) directly to equity	—	—	(0.1)	—	—	0.7	—	0.6
Effects of foreign exchange	—	(0.6)	(0.1)	0.2	—	1.0	—	0.5
Other	—	(0.1)	—	—	—	—	(3.4)	(3.5)
Balance — December 31, 2023	$—	$28.8	$7.4	$48.9	$—	$23.1	$(45.7)	$62.5
Deferred tax liabilities:
Balance — January 1, 2022	$27.2	$—	$—	$—	$76.2	$—	$(43.2)	$60.2
Charged (credited) to net earnings	(5.0)	—	—	—	(2.4)	—	—	(7.4)
Effects of foreign exchange	(1.7)	—	—	—	(0.7)	—	—	(2.4)
Other	—	—	—	—	0.4	—	0.9	1.3
Balance — December 31, 2022	20.5	—	—	—	73.5	—	(42.3)	51.7
Charged (credited) to net earnings	2.1	—	—	—	(8.0)	—	—	(5.9)
Effects of foreign exchange	0.5	—	—	—	(0.7)	—	—	(0.2)
Other	—	—	—	—	—	—	(3.4)	(3.4)
Balance — December 31, 2023	$23.1	$—	$—	$—	$64.8	$—	$(45.7)	$42.2
(i)    This reclassification reflects the offsetting of deferred tax assets and deferred tax liabilities to the extent they relate to the same taxing authorities and there is a legally enforceable right to such offset.
The amount of deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized at December 31, 2023 was $1,591.5 (December 31, 2022 — $1,688.9). We have not recognized deferred tax assets in respect of these items because, based on management’s estimates, it is not probable that future taxable profit will be available against which we can utilize the benefits. A portion of our unused tax losses expires between 2024 and 2043 and a portion can be carried forward indefinitely. Deductible temporary differences do not expire under current applicable tax legislation.
At December 31, 2023, the aggregate amount of temporary differences associated with investments in subsidiaries for which we have not recognized deferred tax liabilities is $28.4 (December 31, 2022 — $64.9). At December 31, 2023, we recorded aggregate net deferred tax assets of $0.7 for one of our Asian subsidiaries which realized losses in 2021 — 2023. At December 31, 2022, we recorded aggregate net deferred tax assets of $5.0 for one of our Asian subsidiaries and for our U.S. group of subsidiaries, each of which realized losses in 2021 and 2022. At December 31, 2021, we recorded aggregate net deferred tax assets of $4.9 for one of our Asian subsidiaries which realized losses in 2021, and for our U.S. group of subsidiaries which realized losses in 2019 — 2021. We recognize deferred tax assets based on our estimate of the future taxable profit we expect these subsidiaries to achieve based on our review of financial projections.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

Certain countries in which we do business grant tax incentives to attract or retain our business. Our tax expense could increase significantly if certain tax incentives from which we benefit are retracted, or are rendered ineffective as a result of Pillar Two tax increases. A retraction could occur if we fail to satisfy the conditions on which these tax incentives are based, or if they are not renewed or replaced upon expiration. Our tax expense could also increase if tax rates applicable to us in such jurisdictions are otherwise increased, or due to changes in legislation or administrative practices. Changes in our outlook in any particular country could impact our ability to meet the required conditions.
Our tax incentives currently consist of tax exemptions for the profits of our Thailand and Laos subsidiaries. These tax exemptions are subject to certain conditions with which we intend to comply, and expire as described below.

We have four income tax incentives in Thailand. One of these incentives allows for a 50% income tax exemption until its expiration in 2027. The second incentive allows for a 100% income tax and distribution tax exemption for eight years, and expires in 2028. The third incentive allows for a 100% income tax and distribution tax exemption for six years, and expires in 2028. The fourth incentive, a new incentive obtained in 2023 and expected to commence in 2024, allows for a 100% income tax and distribution tax exemption for six years. Our tax incentive in Laos allows for a 100% income tax exemption until 2025, and a reduced income tax rate of 8% thereafter. Upon full expiry of each of the incentives, taxable profits associated with such incentives become fully taxable. The aggregate tax benefit arising from all of our tax incentives was approximately $40 for 2023 (2022 — $21; 2021 — $15).

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
    Cash and cash equivalents are comprised of the following:

	December 31
	2022	2023
Cash	$364.0	$366.8
Cash equivalents	10.5	3.6
	$374.5	$370.4
Our current portfolio of cash and cash equivalents consists of bank deposits. The majority of our cash and cash equivalents are held with financial institutions each of which had at December 31, 2023 a Standard and Poor’s short-term rating of A-1 or above.
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

Our major currency exposures at December 31, 2023 are summarized in U.S. dollar equivalents in the following table. The local currency amounts have been converted to U.S. dollar equivalents using spot rates at December 31, 2023.

	Canadian dollar	Euro	Thai baht	Mexican peso
Cash and cash equivalents	$(0.2)	$15.6	$6.3	$1.4
A/R	0.2	55.6	0.1	—
Income taxes and value-added taxes receivable	—	0.7	1.4	64.3
Other financial assets	—	5.6	1.2	0.9
Pension and non-pension post-employment liabilities	(50.1)	(0.9)	(20.8)	(5.3)
Income taxes and value-added taxes payable	(2.5)	(0.8)	—	(12.7)
A/P and certain accrued and other liabilities and provisions	(69.7)	(46.9)	(53.3)	(22.1)
Net financial assets (liabilities)	$(122.3)	$28.9	$(65.1)	$26.5
Foreign currency risk sensitivity analysis:
The financial impact of a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in such non-functional currencies is summarized in the following table as at December 31, 2023. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies and our foreign exchange forward contracts and swaps.

	Canadian dollar	Euro	Thai baht	Mexican peso
	Increase (decrease)
1% Strengthening
Net earnings	$(0.4)	$—	$(0.3)	$—
OCI	$1.2	$(0.2)	$1.1	$0.4
1% Weakening
Net earnings	$0.4	$—	$0.3	$—
OCI	$(1.2)	$0.2	$(1.1)	$(0.4)
(b)    Interest rate risk:
    Borrowings under the Credit Facility bear interest at specified rates, plus specified margins. See note 11. Our borrowings under this facility at December 31, 2023 totaled $608.9 (December 31, 2022 — $627.2), comprised in each year of aggregate outstanding borrowings under the Term Loans, and other than ordinary course L/Cs (described below), nil amounts outstanding under the Revolver. Such borrowings expose us to interest rate risk due to the potential variability of

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

market interest rates. Without accounting for the interest rate swaps described below, a one-percentage point increase in these rates would increase interest expense, based on outstanding borrowings of $608.9 as at December 31, 2023, by $6.1 annually.
    As part of our risk management program, we attempt to mitigate interest rate risk through interest rate swaps. In order to partially hedge against our exposure to interest rate variability on our Term Loans, we have entered into various agreements with third-party banks to swap the variable interest rate with a fixed rate of interest for a portion of the borrowings under our Term Loans. At December 31, 2023, we had: (i) interest rate swaps hedging the interest rate risk associated with $100.0 of our Initial Term Loan borrowings that expire in June 2024 (Initial Swaps); (ii) interest rate swaps hedging the interest rate risk associated with $100.0 of our Initial Term Loan borrowings (and any subsequent term loans replacing the Initial Term Loan), for which the cash flows commence upon the expiration of the Initial Swaps and continue through December 2025; (iii) interest rate swaps hedging the interest rate risk associated with $100.0 of outstanding borrowings under the Incremental Term Loan that expire in December 2025 (Incremental Swaps); and (iv) interest rate swaps hedging the interest rate risk associated with an additional $130.0 of our Incremental Term Loan borrowings that expire in December 2025 (Additional Incremental Swaps). The option to cancel up to $50.0 of the notional amount of the Additional Incremental Swaps from January 2024 through October 2025 was terminated in January 2024. The terms of the interest rate swap agreements with respect to the floating market rate and the interest payment dates match that of the underlying debt, such that any hedge ineffectiveness is not expected to be significant.
We amended our Credit Facility in June 2023 to replace LIBOR with Adjusted Term SOFR. See note 11. In June 2023, all of our interest rate swap agreements were similarly amended. None of these amendments (individually or in the aggregate) had a significant impact on our consolidated financial statements. We continue to apply hedge accounting to our interest rate swaps.
At December 31, 2023, the interest rate risk related to $278.9 of borrowings under the Credit Facility was unhedged, consisting of unhedged amounts outstanding under the Term Loans ($180.4 under the Initial Term Loan and $98.5 under the Incremental Term Loan), and no amounts outstanding (other than ordinary course L/Cs) under the Revolver (December 31, 2022 — $297.2 unhedged, consisting of $180.4 under the Initial Term Loan and $116.8 under the Incremental Term Loan, and no amounts outstanding (other than ordinary course L/Cs) under the Revolver). A one-percentage point increase in applicable interest rates would increase interest expense, based on the outstanding borrowings under the Credit Facility at December 31, 2023, and including the impact of our interest rate swap agreements, by $2.8 annually.
    We obtain third-party valuations of the swaps under the interest rate swap agreements. The valuations of the swaps are primarily measured through various pricing models or discounted cash flow analyses that incorporate observable market parameters, such as interest rate yield curves and volatility, and credit risk adjustments. The valuations of the interest rate swaps are measured primarily based on Level 2 data inputs of the fair value measurement hierarchy. The unrealized portion of the change in fair value of the swaps is recorded in OCI. The realized portion of the change in fair value of the swaps is released from accumulated OCI and recognized under finance costs in our consolidated statement of operations in the respective interest payment periods. At December 31, 2023, the fair value of our interest rate swap agreements was an unrealized gain of $13.2 (December 31, 2022 — an unrealized gain of $18.7), which we recorded in other current assets and other non-current assets on our consolidated balance sheet. As we have swapped $330.0 of our borrowings under the Term Loans from floating to fixed rates as at December 31, 2023, the financial impact of a one-percentage point increase in the floating market interest rate would increase the unrealized gain by $5.8 and a one-percentage point decrease in the floating interest rate would decrease our unrealized gain on the interest rate swaps by $5.7.

In prior years, our A/R sales program and three customer SFPs that were indexed to LIBOR transitioned to alternative benchmark rates with predetermined spreads, and our lease arrangements with progress payments indexed to LIBOR transitioned to SOFR-based benchmark rates. None of these transitions (individually or in the aggregate) had a significant impact on our consolidated financial statements.

(c)    Equity price risk:

We entered into the TRS Agreement with a third-party bank with respect to an original notional amount of 3.0 million of our SVS to manage our cash flow requirements and exposure to fluctuations in the price of our SVS in connection with the settlement of certain outstanding equity awards under our SBC plans. If the value of the TRS (as defined in the TRS Agreement) decreases over the term of the TRS Agreement, we are obligated to pay the counterparty the amount of such

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

decrease upon Settlement. See note 2(o). The counterparty acquired the entire original notional amount at a weighted average price of $12.73 per share. The TRS Agreement provides for automatic annual one-year extensions (subject to specified conditions), and may be terminated by either party (in whole or in part) at any time. In September 2023, we terminated a portion of the TRS Agreement by reducing the notional amount by 0.5 million SVS. In February 2024, we terminated a further portion of the TRS Agreement by reducing the notional amount by an additional 1.25 million SVS. In connection with the September 2023 and February 2024 partial terminations, we received $5.0 and $32.3 from the counterparty, respectively, each of which was, or will be, recorded in cash provided by financing activities in our consolidated statement of cash flows. At December 31, 2023, the fair value of the TRS Agreement was an unrealized gain of $40.6 (December 31, 2022 — de minimis), which we recorded in other current assets on our consolidated balance sheet. See note 12 for TRS FVAs recorded in our consolidated statement of operations.
(d)    Credit risk:
Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance continues to be relatively low. We are in regular contact with our customers, suppliers and logistics providers, and have not experienced significant counterparty credit-related non-performance in 2023 or 2022. However, if a key supplier (or any company within such supplier's supply chain) or customer fails to comply with their contractual obligations, this could result in a significant financial loss to us. We would also suffer a significant financial loss if an institution from which we purchased foreign currency exchange contracts or swaps, interest rate swaps, or annuities for our pension plans, or the counterparty to our TRS, defaults on their contractual obligations. With respect to our financial market activities, we have adopted a policy of dealing only with counterparties we deem to be creditworthy to help mitigate the risk of financial loss from defaults. We monitor the credit risk of the counterparties with whom we conduct business, through a combined process of credit rating reviews and portfolio reviews. To attempt to mitigate the risk of financial loss from defaults under our foreign currency forward contracts and swaps, our interest rate swaps and our TRS Agreement, our contracts are held by counterparty financial institutions, each of which had a Standard and Poor’s rating of A-2 or above at December 31, 2023. In addition, we maintain cash and short-term investments in highly-rated investments or on deposit with major financial institutions. Each financial institution with which we had our A/R sales program and our SFPs had a Standard and Poor’s short-term rating of A-2 or above and a long-term rating of A- or above at December 31, 2023. The financial institutions from which annuities have been purchased for the defined benefit component of our U.K. Main pension plan are governed by local regulatory bodies.
    We also provide unsecured credit to our customers in the normal course of business. Customer exposures that potentially subject us to credit risk include our A/R, inventory on hand, and non-cancellable purchase orders in support of customer demand. From time to time, we extend the payment terms applicable to certain customers, and/or provide longer payment terms when deemed commercially reasonable. Longer payment terms could adversely impact our working capital requirements, and increase our financial exposure and credit risk. We attempt to mitigate customer credit risk by monitoring our customers’ financial condition and performing ongoing credit evaluations as appropriate. In certain instances, we obtain L/Cs or other forms of security from our customers. We may also purchase credit insurance from a financial institution to reduce our credit exposure to certain customers. We consider credit risk in determining our allowance for doubtful accounts, and we believe that such allowance, as adjusted from time to time, is adequate. The carrying amount of financial assets recorded in our consolidated financial statements, net of our allowance for doubtful accounts, represents our estimate of maximum exposure to credit risk. No significant adjustments were made to our allowance for doubtful accounts during 2023 in connection with our ongoing assessments and monitoring initiatives. At December 31, 2023, less than 1% of our gross A/R was over 90 days past due (December 31, 2022 — approximately 1%). A/R are net of an allowance for doubtful accounts of $8.4 at December 31, 2023 (December 31, 2022 — $7.9).

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

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

Fair values:
We estimate the fair value of each class of financial instrument. The carrying values of cash and cash equivalents, our A/R, A/P, accrued liabilities and provisions, and our borrowings under the Revolver approximate their fair values due to their short-term nature. The carrying value of the Term Loans approximates their fair value as they bear interest at a variable market rate. The fair values of foreign currency contracts are estimated using generally accepted valuation models based on a discounted cash flow analysis with inputs of observable market data, including currency rates and discount factors. Discount factors are adjusted by our own credit risk or the credit risk of the counterparty, depending on whether the fair values are in liability or asset positions, respectively. We obtained third-party valuations of the swaps under our interest rate swap agreements and the TRS Agreement. The valuations of our interest rate swap agreements are primarily measured through various pricing models or discounted cash flow analyses that incorporate observable market parameters, such as interest rate yield curves and volatility, and credit risk adjustments. The valuation of the TRS is primarily measured by reference to observable market data, including movements in the price of our SVS over the valuation period and the volume weighted average price of counterparty SVS purchases, adjusted for required interest payments based on SOFR, the rate applicable to the TRS Agreement. The valuations of both interest rate swaps and the TRS Agreement are based on Level 2 data inputs of the fair value measurement hierarchy (described below).
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

		December 31, 2022		December 31, 2023
	Note	Level 1	Level 2	Level 1	Level 2
Assets:
Interest rate swaps	9	$—	$18.7	$—	$13.2
Foreign currency forwards and swaps		—	18.9	—	15.8
TRS		—	—	—	40.6
		$—	$37.6	$—	$69.6

Liabilities:
Foreign currency forwards and swaps		—	(13.7)	—	(9.3)
		$—	$(13.7)	$—	$(9.3)
We have not valued any of the financial instruments described in the table above using Level 3 (unobservable) inputs. There were no transfers of fair value measurements between Level 1 and Level 2 of the fair value hierarchy in 2023 or 2022.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

Currency derivatives and hedging activities:
    We enter into foreign currency forward contracts and foreign currency swaps to hedge our foreign currency risk related to anticipated future cash flows, monetary assets and monetary liabilities denominated in foreign currencies. At December 31, 2023 and December 31, 2022, we had foreign currency forwards and swaps to trade U.S. dollars in exchange for the following currencies:

As at December 31, 2023 Currency	Contract amount in U.S. dollars	Weighted average exchange rate in U.S. dollars (i)	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$202.1	0.75	12	$3.9
Thai baht	156.3	0.03	12	2.9
Malaysian ringgit	93.6	0.22	12	(1.5)
Mexican peso	86.9	0.06	12	1.8
British pound	2.7	1.26	4	(0.1)
Chinese renminbi	30.2	0.14	12	0.1
Euro	48.3	1.09	12	(1.4)
Romanian leu	42.2	0.22	12	0.9
Singapore dollar	29.4	0.75	12	0.3
Japanese yen	5.1	0.0069	4	(0.2)
Korean won	3.6	0.0008	4	(0.2)
Total (ii)	$700.4			$6.5

As at December 31, 2022 Currency	Contract amount in U.S. dollars	Weighted average exchange rate in U.S. dollars (i)	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$194.2	0.75	12	$(1.9)
Thai baht	138.0	0.03	12	6.8
Malaysian ringgit	127.8	0.22	12	1.3
Mexican peso	56.6	0.05	12	0.9
British pound	2.6	1.18	4	(0.2)
Chinese renminbi	45.7	0.15	12	0.4
Euro	46.2	1.04	8	(3.4)
Romanian leu	37.3	0.20	12	1.5
Singapore dollar	24.7	0.72	12	1.1
Japanese yen	6.8	0.0072	4	(0.6)
Korean won	4.8	0.0008	4	(0.7)
Total (ii)	$684.7			$5.2
(i)     Represents the U.S. dollar equivalent (not in millions) of one unit of the foreign currency, weighted based on the notional amounts of the underlying foreign currency forward and swap contracts outstanding at December 31, 2023 or December 31, 2022, as applicable.
(ii)    As of December 31, 2023, the fair value of outstanding foreign currency forward and swap contracts related to effective cash flow hedges where we applied hedge accounting was a gain of $6.1 (December 31, 2022 — gain of $6.6), and the fair value of outstanding foreign currency forward and swap contracts related to economic hedges where we recorded the changes in the fair values of such contracts through our consolidated statement of operations was a gain of $0.4 (December 31, 2022 — loss of $1.4).

At December 31, 2023, the fair value of our outstanding currency forward and swap contracts was a net unrealized gain of $6.5 (December 31, 2022 — net unrealized gain of $5.2), resulting from fluctuations in foreign exchange rates between the contract execution and the period-end date. Changes in the fair value of hedging derivatives to which we apply cash flow hedge accounting, to the extent effective, are deferred in accumulated OCI until the expenses or items being hedged are recognized in our consolidated statement of operations. Any hedge ineffectiveness, which at December 31, 2023

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

was not significant, is recognized immediately in our consolidated statement of operations. At December 31, 2023, we recorded $15.8 of derivative assets in other current assets and $9.3 of derivative liabilities in accrued and other current liabilities (December 31, 2022 — $18.9 of derivative assets in other current assets and $13.7 of derivative liabilities in accrued and other current liabilities). Certain foreign currency forward and swap contracts to trade U.S. dollars do not qualify as hedges. We mark these contracts to market each period in our consolidated statement of operations. See note 2(o).

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
We regularly review our borrowing capacity and make adjustments, as permitted, for changes in economic conditions and changes in our requirements. See note 11 for a discussion of the terms of the Credit Facility, and amounts outstanding thereunder at December 31, 2023. We had $589.5 available as of December 31, 2023 under the Revolver for future borrowings. As of December 31, 2023, we also had access (in each case on an uncommitted basis) to $198.5 in intraday and overnight bank overdraft facilities, our $450.0 A/R sales program and the SFPs to provide short-term liquidity. At December 31, 2023, we sold nil of A/R under our A/R sales program and $18.6 under the SFPs (see note 4). The timing and the amounts we borrow and repay under these facilities can vary significantly from month-to-month depending on our working capital and other cash requirements.

We have repurchased and canceled SVS under NCIBs in recent years. In addition, we purchase SVS from time-to-time in the open market through a broker to satisfy delivery obligations under our SBC plans. See note 12 for details. We have not distributed, nor do we have any current plan to distribute, any dividends to our shareholders.
Our strategy on capital risk management has not changed significantly since the end of 2022. Other than the restrictive and financial covenants associated with our Credit Facility described in note 11, we are not subject to any contractual or regulatory capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations or cash flows.
22.    WEIGHTED AVERAGE NUMBER OF SHARES DILUTED:

(in millions)	2021	2022	2023
Weighted average number of shares (basic)	126.7	123.5	120.1
Dilutive effect of outstanding awards under SBC plans	—	0.1	0.2
Weighted average number of shares (diluted)	126.7	123.6	120.3
For 2023, we excluded nil stock options from the diluted weighted average number of shares calculation. For 2022 and 2021, we excluded 0.4 million and 0.3 million stock options, respectively, from the diluted weighted average number of shares calculation as they were out-of-the-money. References to shares in this note 22 are to our SVS and MVS taken collectively through the closing date of the August Secondary Offering, after which there were no MVS outstanding.
23.     COVID-19 GOVERNMENT SUBSIDIES:

We qualified for COVID-19-related subsidies (COVID Subsidies) during 2021 from various government authorities. In 2021, we recorded an aggregate of approximately $11 in COVID Subsidies, which we recognized as a reduction of approximately $8 to the related expenses in cost of sales and approximately $3 to the related expenses in SG&A, on our consolidated statement of operations. In 2022 and 2023, we did not apply for, and did not receive, any COVID Subsidies.

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

24.    COMMITMENTS, CONTINGENCIES AND GUARANTEES:
At December 31, 2023, we had commitments (not recognized as liabilities as of such date) under IT support agreements that require future minimum payments as follows:

2024	$22.6
2025	18.3
2026	12.8
2027	11.4
2028	9.7
Thereafter	15.3
Total future minimum payments	$90.1

As at December 31, 2023, management had approved $125.2 for capital expenditures, primarily to increase manufacturing space at certain facilities and for machinery and equipment to support new customer programs, and issued $22.9 of such amount in purchase orders to third-party vendors. We also have a contractual commitment with a supplier to purchase $8 of component parts in 2024.

We have contingent liabilities in the form of L/Cs, letters of guarantee and surety bonds (collectively, Guarantees) which we have provided to various third parties. The Guarantees cover various payments, including customs and excise taxes, utility commitments and certain bank guarantees. At December 31, 2023, we had $27.0 of Guarantees (December 31, 2022 — $41.8), including $10.5 (December 31, 2022 — $18.0) of L/Cs outstanding under our Revolver.
We are required to make scheduled quarterly principal amortization payments under the Incremental Term Loan, certain annual mandatory prepayments under the Credit Facility under specified circumstances, payments of outstanding amounts under the Credit Facility at maturity (see note 11), contractual payments under our lease obligations (described in note 11 and below), and contributions to our pension and non-pension post-employment benefit plans (see note 18). We are also required to pay interest, fees and charges under our Credit Facility, A/R sales program and SFPs, interest rate swap agreements (the amounts thereunder are determined based on market rates at the time the interest payments are due) and the TRS Agreement, and may be required to make other payments under the TRS Agreement (see notes 2(o), 4, 11 and 20). See note 20 for our obligations under the foreign exchange contracts we held at December 31, 2023.
Additional real property lease commitments:

    Upon commencement of the Purchaser Lease (defined in note 15(b)), currently scheduled for June 2024, our estimated annual basic rent payments will be approximately $2.1 million Canadian dollars for each of the first five years of the lease, and approximately $2.2 million Canadian dollars for each of the remaining five years of the lease. The rental payments that will be due under the Purchaser Lease were not recognized as liabilities as of December 31, 2023, because the lease had not yet commenced. In Q3 2023, we subleased a portion of the space under the Purchaser Lease (see note 15(b)).
We are committed to lease certain space located in Richardson, Texas (Texas Lease) from April 2027 to March 2032. The rental amounts for Texas Lease ($0.9 in 2027; $1.3 in 2028 and $4.3 thereafter) were not recognized as liabilities as of December 31, 2023 because the lease had not yet commenced.
Indemnifications:
We provide routine indemnifications, the terms of which range in duration and scope, and often are not explicitly defined, including for third-party intellectual property infringement, certain negligence claims, and for our directors and officers. We have also provided indemnifications in connection with the sale of certain assets and each of the Secondary Offerings. The maximum potential liability from these indemnifications cannot be reasonably estimated. In some cases, we have recourse against other parties or insurance to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these types of indemnifications.

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
In 2021, the Romanian tax authorities issued a final assessment in the aggregate amount of approximately 31 million Romanian leu (approximately $7 at period-end exchange rates), for additional income and value-added taxes for one of our Romanian subsidiaries for the 2014 to 2018 tax years. In order to advance our case to the appeals phase and reduce or eliminate potential interest and penalties, we paid the Romanian tax authorities the full amount assessed in 2021 (without agreement to all or any portion of such assessment). We believe that our originally-filed tax return positions are in compliance with applicable Romanian tax laws and regulations, and intend to vigorously defend our position through all necessary appeals or other judicial processes.

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
Factors considered in determining the two reportable segments include the nature of applicable business activities, management structure, market strategy and margin profiles. Products and services in our ATS segment are extensive and are often more regulated than in our CCS segment, and can include the following: government-certified and highly-specialized manufacturing, electronic and enclosure-related services for A&D customers; high-precision semiconductor and display equipment and integrated subsystems; a wide range of industrial automation, controls, test and measurement devices; engineering-focused engagements, including full product development in the areas of telematics, human machine interface, Internet-of-Things and embedded systems; advanced solutions for surgical instruments, diagnostic imaging and patient monitoring; and efficiency products to help manage and monitor the energy and power industries. Our ATS segment businesses typically have higher margin profiles and margin volatility, higher working capital requirements, and longer product life cycles than the traditional businesses in our CCS segment. Products and services in our CCS segment consist predominantly of enterprise-level data communications and information processing infrastructure products, and can include routers, switches, data center interconnects, edge solutions, and servers and storage-related products used by a wide range of businesses and cloud-based and other service providers to manage digital connectivity, commerce and social media applications. Our traditional CCS segment businesses typically have lower margin profiles, lower working capital requirements, and higher volumes than the businesses in our ATS segment. Within our CCS segment, however, our Hardware Platform Solutions (HPS) business (which includes firmware/software enablement across all primary IT infrastructure data

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

center technologies, open source software offerings that complement our hardware platforms, and aftermarket services including IT asset disposition), typically has a higher margin profile than our traditional CCS businesses, but also requires specific investments (including research and development (R&D)) and higher working capital. Our CCS segment generally experiences a high degree of volatility in terms of revenue and product/service mix and as a result, our CCS segment margin can fluctuate from period to period.
    Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue). Revenue is attributed to the segment in which the product is manufactured or the service is performed. Segment income is defined as a segment’s net revenue less its cost of sales and its allocable portion of selling, general and administrative expenses and R&D expenses (collectively, Segment Costs). Identifiable Segment Costs are allocated directly to the applicable segment while other Segment Costs, including indirect costs and certain corporate charges, are allocated to our segments based on an analysis of the relative usage or benefit derived by each segment from such costs. Segment income excludes finance costs (defined in note 16); employee SBC expense; commencing in 2023, TRS FVAs (defined in note 2(o)); amortization of intangible assets (excluding computer software); and other charges, net of recoveries (the components of which are described in note 15), as these costs and charges/recoveries are managed and reviewed by our Chief Executive Officer at the company level. Our segments do not record inter-segment revenue. Although segment income and segment margin are used to evaluate the performance of our segments, we may incur operating costs in one segment that may also benefit the other segment. Our accounting policies for segment reporting are the same as those applied to the Company as a whole.
Information regarding each reportable segment for the periods indicated is set forth below:

Revenue by segment:	Year ended December 31
	2021		2022		2023
		% of Total		% of Total		% of Total
ATS	$2,315.1	41%	$2,979.0	41%	$3,319.8	42%
CCS	3,319.6	59%	4,271.0	59%	4,641.2	58%
Communications revenue as a % of total revenue		40%		40%		33%
Enterprise revenue as a % of total revenue		19%		19%		25%
Total	$5,634.7		$7,250.0		$7,961.0

Segment income, segment margin, and reconciliation of segment income to IFRS earnings before income taxes:	Year ended December 31
	2021		2022		2023
		Segment Margin		Segment Margin		Segment Margin
ATS segment income and margin	$105.0	4.5%	$140.9	4.7%	$156.1	4.7%
CCS segment income and margin	128.9	3.9%	217.1	5.1%	289.1	6.2%
Total segment income	233.9		358.0		445.2

Reconciling items:
Finance costs	31.7		59.7		76.6
Employee SBC expense (note 12)	33.4		51.0		55.6
TRS FVAs (gains) (note 12)	—		—		(45.6)
Amortization of intangible assets (excluding computer software)	22.5		37.0		36.8
Other charges, net of recoveries (note 15)	10.3		6.7		15.2
IFRS earnings before income taxes	$136.0		$203.6		$306.6

CELESTICA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)

The following table details our external revenue allocated by manufacturing location among countries that generated 10% or more of total revenue for the years indicated:

	Year ended December 31
	2021	2022	2023
Thailand	36%	44%	46%
China	16%	11%	*
Malaysia	13%	12%	11%
Canada	*	*	*
* Less than 10%.

    The following table details our allocation of PP&E and ROU assets among countries that represented 10% or more of total PP&E and ROU assets for the years indicated:

	December 31
	2022	2023
Thailand	18%	25%
United States	25%	24%
Canada	*	*
* Less than 10%.

    The following table details our allocation of intangible assets and goodwill among countries that represented 10% or more of total intangible assets and goodwill for the years indicated:

	December 31
	2022	2023
United States	48%	48%
Singapore	42%	41%
Canada	*	*
* Less than 10%.
Customers:
     One customer (in our CCS segment) individually represented 10% or more of total revenue in 2023 (22%). Two customers (each in our CCS segment) individually represented 10% or more of total revenue in 2022 (11% for each customer). No individual customer represented 10% or more of total revenue in 2021.

At December 31, 2023, we had two customers that individually represented 10% or more of total A/R (one in our CCS segment and one in our ATS segment) (December 31, 2022— one customer in our CCS segment).

26. FIRE EVENT:

In June 2022, a fire occurred at our Batam, Indonesia facility. The fire destroyed inventories and damaged a building and equipment located at the site. Our manufacturing operations at the site were briefly paused, but resumed in June 2022. In 2022, we wrote down inventories destroyed (approximately $94) and a building and equipment damaged (aggregate of $1) by the fire. We expect to fully recover our tangible losses pursuant to the terms and conditions of our insurance policies. In 2022 and 2023, we recovered $31 and $23 of our inventory losses through insurance proceeds, respectively. As of December 31, 2023, we recorded an estimated receivable of approximately $41 related to remaining anticipated insurance proceeds in other current assets on our consolidated balance sheet. The write-downs and the offsetting insurance receivable (in equivalent amounts) were each recorded in other charges and other recoveries, respectively, in 2022, resulting in no net impact to 2022 net earnings. See note 15. We determined that this event did not constitute an impairment review triggering event for the applicable CGU, and no impairments to our intangibles or goodwill were recorded in connection therewith in 2022 or 2023.